Form 20-F
period 2013-12-31
YY Inc.
filed 2014-03-17
CIK 1530238

Use these links to rapidly review the document

YY INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from                        to
Commission file number: 001-35729

YY INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Building 3-08, Yangcheng Creative Industry Zone
No. 309 Huangpu Avenue Middle
Tianhe District
Guangzhou 510655
The People's Republic of China
(Address of principal executive offices)
Eric He
Chief Financial Officer
Tel: +86 (20) 2916-2288
E-mail: eric@yy.com
Fax: +86 (20) 2916-2080
Building 3-08, Yangcheng Creative Industry Zone
No. 309 Huangpu Avenue Middle
Tianhe District
Guangzhou 510655
The People's Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A common shares, par value US$0.00001 per share	The NASDAQ Stock Market*
*
Not for trading, but only in connection with the listing on The NASDAQ Stock Market of the American depositary shares ("ADSs"). Currently, one ADS represents 20 Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

         Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report. 622,658,738 Class A common shares, par value US$0.00001 per share, and 485,831,386 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2013.

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒    No ☐

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

         Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

         Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

         If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

Exhibit 8.1	List of Subsidiaries and Consolidated Affiliated Entities
Exhibit 12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

i

Exhibit 13.1	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of Conyers Dill & Pearman
Exhibit 15.2	Consent of Fangda Partners
Exhibit 15.3	Consent of Independent Registered Public Accounting Firm

ii

INTRODUCTION

        Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

  •
  "we," "us," "our company" and "our" refer to YY Inc., a Cayman Islands company, and its subsidiaries and consolidated affiliated entities, as the context may require;

  •
  "active user" for any period means a registered user account that has logged onto our platform at least once during such relevant period;

  •
  "concurrent users" for any point in time means the total number of YY users that are simultaneously logged onto our platform at such point in time;

  •
  "paying user" for any period means a registered user account that has purchased virtual items or other products and services on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform; thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;

  •
  "registered user account" means a user account that has downloaded, registered and logged onto our platform at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this annual report may overstate the number of unique individuals who are our registered users; and

  •
  "unique visitor" to Duowan.com means a visitor to Duowan.com from a specific IP address. No subsequent visits from the same IP address during a relevant period are added to our total unique visitors count for that period. An individual who accesses Duowan.com from more than one IP address is counted as a unique visitor for each IP address he or she uses.

FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "is expected to," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

        The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(All amounts in thousands, except share, ADS, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Internet value-added service
—Online music and entertainment	—	—	52,854	286,446	852,885	140,887
—Online games	12,976	86,316	165,933	332,287	602,111	99,462
—Others	853	1,282	13,589	83,655	205,212	33,899
Online advertising	18,881	40,740	87,279	117,643	163,260	26,969

Total net revenues	32,710	128,338	319,655	820,031	1,823,468	301,217

Cost of revenues(1)	(28,849)	(110,062)	(182,699)	(416,133)	(881,999)	(145,696)

Gross profit	3,861	18,276	136,956	403,898	941,469	155,521

Operating expenses:(1)
Research and development expenses	(12,597)	(49,219)	(106,804)	(176,725)	(267,005)	(44,106)
Sales and marketing expenses	(4,951)	(12,363)	(13,381)	(16,954)	(24,955)	(4,122)
General and administrative expenses	(32,878)	(192,222)	(118,241)	(109,788)	(200,554)	(33,129)

Total operating expenses	(50,426)	(253,804)	(238,426)	(303,467)	(492,514)	(81,357)

Operating (loss) income	(46,565)	(235,528)	(99,488)	102,896	476,033	78,637

(Loss) income before income tax expenses	(46,534)	(236,023)	(80,455)	118,061	565,809	93,467

Net (loss) income attributable to YY Inc.	(47,116)	(238,857)	(83,156)	89,177	477,727	78,917

Amortization of beneficial conversion feature	(237)	—	—	—	—	—
(Accretion) decretion to convertible redeemable preferred shares redemption value	(283,179)	(1,808,853)	(223,663)	1,293,875	—	—
Allocation of net income to participating preferred shareholders	—	—	—	(478,754)	—	—

Net (loss) income attributable to common shareholders	(330,727)	(2,047,710)	(306,819)	904,298	477,727	78,917

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(All amounts in thousands, except share, ADS, per share and per ADS data)
Weighted average number of ADS used in calculating net (loss) income per ADS:
Basic	20,380,666	20,315,234	24,294,192	30,235,191	56,123,784	56,123,784
Diluted	20,380,666	20,315,234	24,294,192	49,623,442	59,056,065	59,056,065
Net (loss) income per ADS(2):
Basic	(16.2)	(100.80)	(12.63)	29.91	8.51	1.41
Diluted	(16.2)	(100.80)	(12.63)	1.80	8.09	1.34
Weighted average number of common shares used in calculating net (loss) income per common share:
Basic	407,613,328	406,304,672	485,883,845	604,703,810	1,122,475,688	1,122,475,688
Diluted	407,613,328	406,304,672	485,883,845	992,468,836	1,181,121,297	1,181,121,297
Net (loss) income per common share(2)
Basic	(0.81)	(5.04)	(0.63)	1.50	0.43	0.07
Diluted	(0.81)	(5.04)	(0.63)	0.09	0.40	0.07

(1)
Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,269	31,709	15,449	8,407	9,860	1,629
Research and development expenses	2,475	21,627	31,672	35,441	39,587	6,539
Sales and marketing expenses	194	1,499	1,336	884	1,318	218
General and administrative expenses	28,544	182,101	86,544	55,619	66,331	10,957

Total	36,482	236,936	135,001	100,351	117,096	19,343

(2)
Each ADS represents 20 Class A common shares.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	106,427	83,683	128,891	504,702	729,598	120,521
Short-term deposits	—	—	472,655	897,698	1,432,863	236,692
Total assets	131,003	158,767	745,426	1,696,189	2,597,947	429,150
Total current liabilities	52,757	253,001	125,737	366,417	701,313	115,848
Total mezzanine equity	448,418	2,257,271	2,480,934	—	—	—
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000 and 622,658,738 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	—	—	—	11	38	6
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 907,833,224 and 485,831,386 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	14	32	37	60	34	6
Accumulated deficits	(370,045)	(2,350,448)	(2,433,604)	(1,311,767)	(874,697)	(144,490)
Total shareholders' (deficits) equity	(370,172)	(2,351,505)	(1,861,693)	1,323,285	1,887,209	311,745

Exchange Rate Information

        Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate on December 31, 2013 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On March 7, 2014, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.1258 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8294	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.3849	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March (through March 7, 2014)	6.1258	6.1322	6.1460	6.1183

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

        Many of the elements of our business are unique, evolving and relatively unproven. The markets for our technology, especially our voice- and video-based technology, and products and services are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon increased revenues from internet value-added services, or IVAS, as well as our ability to successfully monetize our user base and products and services, and we may not succeed in any of these respects.

        Some of our current monetization methods are in a relatively preliminary stage. If we fail to properly manage the supply and timing of our in-game virtual items and the appropriate price points for these products and services, our users may be less likely to purchase in-game virtual items from us. For non-game virtual items, we consider industry standards and expected user demand in determining how to most effectively optimize virtual item merchandizing. Furthermore, as the online music and entertainment industry in China is relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. We cannot assure you that our attempts to monetize our user base and products and services will be successful, profitable or widely accepted and therefore the future revenue and income potential of our business are difficult to evaluate.

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

        To manage our growth and attain and maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, third party game developers, advertisers and strategic partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We have experienced net losses in the past, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

        We had a net loss of RMB83.2 million in 2011, and a net income of RMB89.2 million and RMB477.7 million (US$78.9 million) in 2012 and 2013, respectively. Our net losses and income reflect the aggregate impact of non-cash items relating to share-based compensation, amortization of intangible assets and depreciation. In addition to the aggregate impact of these non-cash items, our results of operations for these periods were affected by costs and expenses required to build, operate and expand our platform, grow our user base, develop products and services, license third party products and services and make strategic investments. We expect that we will continue to incur costs and expenses such as research and development costs to launch new services and increasing bandwidth costs to support our video function, grow our user and advertiser base and generally expand our business operations. We have become profitable since 2012, and may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, we expect to invest heavily in our operations to support our anticipated future growth and to meet our expanded reporting and compliance obligations as a public company.

        Our profitability is also affected by other factors beyond our control. The continued success of our platform depends on our ability to identify which IVAS will appeal to our user base and to obtain them on commercially acceptable terms. Our ability to finance our planned expansion also depends in part on our ability to convert active users into paying users and increase the average revenue per paying user, or ARPU, and successfully compete in a very competitive market.

        We have a limited operating history. We introduced YY Client in July 2008 and have experienced a high growth rate since then. As a result, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories such as ours may be exposed to or encounter, including risks associated with being a public company with business operations located mainly in China. See "—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors."

We have and expect to become more dependent on revenues from IVAS. If our IVAS revenues decline in the future, our results of operations may be materially and adversely affected.

        A majority of our revenues have shifted to IVAS from online advertising due to the increasing popularity of online music and entertainment and an increase in the number of online game virtual items a user may purchase. We therefore have and expect to become more dependent on revenues from IVAS. Any decline in IVAS revenues may materially and adversely affect our results of operations. See "—The revenue model for each of our online music and entertainment and our membership program is relatively new and may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations" and "—The revenue model we adopt for online games may not remain effective, causing us to lose game players, which may materially and adversely affect our business, financial condition and results of operations."

The revenue model for each of our online music and entertainment and our membership program is relatively new and may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

        We operate an online music and entertainment platform using a virtual items-based revenue model whereby users can listen to music and access other forms of entertainment for free, and have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our online and entertainment revenues using this revenue model. Online music and entertainment has begun to contribute an increasingly larger portion of our total net revenues. In 2013, online music and entertainment contributed 46.8% of our total net revenues.

        We may not be able to continue successfully implementing the virtual items-based revenue model for online music and entertainment, as popular performers may leave our platform and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent engaging and money spent on purchasing in-channel virtual items on our platform.

        Furthermore, under our current arrangements with certain popular performers and channel owners, we share with them a portion of the revenues we derive from the sales of in-channel virtual items on our online music and entertainment platform. In the future, the amount we pay to these performers and channel owners may increase or we may fail to reach mutually acceptable terms with these performers or channel owners, which may adversely affect our revenues or cause performers and channel owners to leave our platform. In addition, we are currently a pioneer in offering an online concert platform to music performers and YY users. However, if our users decide to access online music and entertainment content provided by our current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

        In our membership program, users pay a flat monthly subscription fee in order to become members, and in exchange, we give them access to various privileges and enhanced features on our channels, including additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons. However, we may not be able to further build or maintain our membership base in the future for various reasons—for example, if we fail to continue to provide innovative products and services that are attractive to members, we may not be able to retain them and our business, financial condition and results of operations could be adversely affected.

The revenue model we adopt for online games may not remain effective, causing us to lose game players, which may materially and adversely affect our business, financial condition and results of operations.

        We currently operate substantially all of our online games on YY using the virtual items-based revenue model, whereby players can play games for free, but have the option of purchasing in-game virtual items and in-game accessories. We have generated, and expect to continue to generate, a substantial majority of our online game revenues using this revenue model. However, we may not be able to continue successfully implementing the virtual items-based revenue model as we may not be able to develop or obtain the rights to host online games that attract game players or cause such game players to increase the amount of time spent playing and the amount of money spent on purchasing in-game virtual items. The sale of virtual items requires us to closely track game players' tastes and preferences and in-game consumption patterns. If we fail to offer popular virtual items, we may not be able to effectively convert our game player base into paying users or encourage existing paying users to spend more on YY.

        In addition, PRC regulators have been implementing regulations designed to reduce the amount of time that youths in China spend playing online games. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Anti-fatigue Compliance System and Real-name Registration System." A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. If we were to start charging for playing time, we may lose game players who may choose to play online games from other providers and on other platforms or choose to engage in other alternative forms of entertainment, including traditional offline personal computers, or PCs, or video games.

        We cannot assure you that the revenue model that we have adopted for any of our online games will continue to be suitable, or that we will not in the future need to change our revenue model or introduce a new revenue model. We may change the revenue model for some of our online games if we believe the existing models are not generating adequate revenues. A change in revenue model could result in various adverse consequences, including disruptions of our online game operations, criticism from game players who have invested time and money in a game, a decrease in the number of our game players and a decrease in the revenues we generate from our online games. Therefore, such a change in revenue model may materially and adversely affect our business, financial condition and results of operations.

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

        We generate a significant portion of our revenues from a limited number of popular online games on YY, primarily through selling of game tokens to users for their purchase of in-game virtual items. For example, DDTank, one of our most popular online games, contributed 46.5%, 15.7% and 8.2% of our online game revenues in 2011, 2012 and 2013, respectively. A majority of our popular online games are created by third party game developers under revenue-sharing arrangements that typically last one to two years, and which typically provide for automatic extension or renewal. If we fail to maintain or renew these contracts on acceptable terms or at all, we may be unable to continue offering these popular online games, and our operating results will be adversely affected. In addition, if our users decide to access these games through our competitors, or if they prefer other online games hosted by our competitors, our operating results could be materially and adversely affected.

        Our revenues from online games accounted for 51.9%, 40.5% and 33.0% of our total net revenues in 2011, 2012 and 2013, respectively. We believe that most online games have a limited commercial lifespan. For instance, we believe that DDTank, launched in March 2009, is in a relatively mature stage of its commercial lifespan, and that the revenues we derive from it may decrease in the future. As a result, we must continually source new online games that appeal to our game players. We had previously developed some of our online games internally but source our new online games primarily through revenue-sharing arrangements with third party game developers. We must maintain good relationships with our third party game developers to have access to new popular games with reasonable revenue-sharing terms. Under our current revenue-sharing arrangements, we retain a majority of the gross revenues generated from each particular game. In the future, we may not be able to achieve similarly attractive revenue-sharing terms, which may adversely affect our net revenues. Additionally, we depend upon these third party game developers to provide the technical support necessary to operate their online games on our platform and to develop updates and expansion packs to sustain player interest in a game. Most of our third party game developers have limited operating histories and financial resources, and the contracts we enter into with them do not clearly provide for remedies to us in the event they fail to deliver the games as scheduled.

        If we are not successful in sourcing and providing popular new online games, our revenues from online games under revenue-sharing arrangements and in-game virtual items may decrease. If this were to happen, our financial condition and results of operations may be materially and adversely affected.

We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues, profitability and prospects may be adversely affected.

        In 2011, 2012 and 2013, online advertising accounted for 27.3%, 14.3% and 9.0%, respectively, of our total net revenues. Although we have become less dependent upon online advertising revenues due to a shift in the majority of our revenues from online advertising to IVAS, our profitability and prospects still partly depend on the continuous development of the online advertising industry in China and advertisers' allocation of budgets to internet advertising. In addition, companies that decide to advertise online may utilize more established methods or channels for online advertising, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be adversely affected. These risks may affect our revenues because we intend to offer new and different forms of online advertising in addition to online game-related advertising on Duowan.com from which we have historically derived the majority of our revenues.

        We offer advertising services substantially through contracts entered into with third party advertising agencies. We cannot assure you that we will be able to retain existing direct advertisers or advertising agencies or attract new direct advertisers and advertising agencies. Since our arrangements with third party advertising agencies typically involve one-year framework agreements, these advertising arrangements may be easily amended or terminated without incurring liabilities. Failure to retain existing advertisers and advertising agencies or attract new direct advertisers and direct advertising agencies may adversely affect our business, financial condition and results of operations.

We have granted employee stock options and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP, which have had and may continue to have a material and adverse effect on our results of operations.

        We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 120,020,001 common shares. Under our 2011 share incentive plan, or the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. As of February 28, 2014, options to purchase 13,222,005 common shares, 32,775,503 restricted shares and 48,863,978 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The rate at which we gain registered user accounts may decline, the number of active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

        We had 266.2 million, 457.0 million and 700.0 million registered user accounts as of December 31, 2011, 2012 and 2013, respectively. The number of registered user accounts increased by 190.8 million, representing a 71.7% increase from December 31, 2011 to December 31, 2012 and further increased by 243.0 million, representing a 53.2% increase from December 31, 2012 to December 31, 2013. Although we experienced a larger increase of 243.0 million in registered user accounts for the year ended December 31, 2013, as compared to the 190.8 million in registered user accounts for the year ended December 31, 2012 or to the 141.5 million increase for the year ended December 31, 2011, the rate at which we gained registered user accounts declined from 113.5% for the year ended December 31, 2011 to 71.7% for the year ended December 31, 2012, and further decreased to 53.2% for the year ended December 31, 2013. We believe that the growth rate declined as our total registered user account base continued to grow.

        The number of our average monthly active users increased by 34.3% to 69.7 million for the three months ended December 31, 2012 and by 32.4% to 92.3 million for the three months ended December 31, 2013. However, the rate at which we gained monthly active users declined. We believe that the decline in growth rate was because we had a larger number of average monthly active users while we continued to attract similar levels of new monthly active users during such periods.

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

        The internet industry is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Thus our success will depend, in part, on our ability to respond to these changes on a cost-effective and timely basis; failure to do so may cause our user base to shrink and user engagement level to decline and our results of operations would be materially and adversely affected. For example, our plan to more fully extend online video-enabled services across our real-time interactive social platform and retain the ability to offer high quality delivery of voice and video data may cause us to incur significant additional costs and may not succeed.

        Because of the viral nature of online social interactions, users may leave us for competitors' platforms more quickly than in other online sectors. A decrease in the number of active YY users may reduce the diversity and vibrancy of our platform's online social ecosystem and affect our user-generated channels, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations.

        We cannot assure you that our platform will continue to be sufficiently popular with our users to offset the costs incurred to operate and expand it. User satisfaction is particularly difficult to predict as internet users in China may not be familiar with the concept of a real-time interactive social platform such as ours which provides real-time voice, text and video online. We have historically relied on word of mouth referrals to increase user awareness of our products and services and to expand our user base. If we decide to engage in more conventional advertising or marketing campaigns, our sales and marketing expenses will increase, which could have an adverse effect on our results of operations. Failure to maintain or grow our user base in a cost-effective manner, or at all, and keep our users highly engaged would materially and negatively affect our results of operations.

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

        We may face potential competition from global online social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies. In relation to voice-enabled technology, several internet voice communication service providers in China, including iSpeak, Tencent's QQtalk and Dudu, and leading international internet voice communication service providers, such as Skype, are expanding in the China market, and some other leading Chinese internet companies have announced the launch of internet voice communication services. Competition in the online game media market in China and the overseas markets is also intense. Duowan.com's primary competitor is 17173.com. Our competitors also include other major platforms that host online games, such as QQ and Qihoo 360. In addition, we compete with other internet companies that provide voice and video services to Chinese internet users.

        If we are not able to effectively compete in any of our lines of business, our overall user base and level of user engagement may decrease, which could reduce our paying users or make us less attractive to advertisers. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management's attention.

        Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact our operations, such as sending virus-like programs to attack elements of our platform. Some competitors may also make their applications incompatible with ours, effectively requiring users to either stop using our competitors' products or uninstall our products, leading to a reduction in our number of users. For example, in a widely publicized dispute between two of the largest companies providing user-end software in China, one of the companies announced that it would disable its own software on computers that had installed its rival's products. As a result, a significant number of users stopped using products from either or both of these companies. Due to the large number of internet users that were affected, the Ministry of Industry and Information Technology of China, or the MIIT, ordered the parties to ensure the compatibility of the relevant products. Similar events may occur in the future between our competitors and us, which may reduce our market share, negatively affect our brand and reputation, and materially and adversely affect our business, financial condition and results of operations.

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

We use third party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

        Our business depends upon services provided by, and relationships with, third parties. A significant portion of our IVAS revenues is generated from online music and entertainment and online games. If we are unable to retain or attract popular talents such as performers, channel managers and hosts for online music and entertainment channels or if these talents cannot draw fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels, we may lose popular performers and our business and operations may be adversely affected. Furthermore, if we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. In addition, some third party software we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

        Some of the games offered on our platform run on a complex network of servers located in and maintained by third party data centers throughout China and our overall network relies on broadband connections provided by third party operators. We expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See "—System failure, interruptions and downtime can result in adverse publicity for our products and result in net revenue losses, a slowdown in the growth of our registered user accounts and a decrease in the number of our active users. If any of these system disruptions occurs, our business, financial condition and results of operations may be materially and adversely affected."

        Furthermore, we generate substantially all of our online advertising revenues through agreements entered into with various third party advertising agencies that represent advertisers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers. If we fail to retain and enhance our business relationships with these third party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected.

        In addition, we sell a significant portion of our products and services through third party online payment systems. If any of these third party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual items online, in which case our results of operations would be negatively impacted. See "—The security of operations of, and fees charged by, third party online payment platforms may have a material adverse effect on our business and results of operations."

        We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

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

        Our users may use our products or services for critical transactions and communications, especially business communications. As a result, any system failures could result in damage to such users' businesses. These users could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

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

The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log on to our platform, purchase virtual items or other products and services on our platform or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers' decisions on the amount spent on advertising with us.

        We do not operate our platform on a real-name basis and therefore we cannot and do not track the number of unique paying users. Instead, we track the number of registered user accounts, active users, paying users and unique visitors. We calculate certain operating metrics in the following ways: (a) the number of registered user accounts is the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration, (b) the number of active users is the cumulative number of user accounts at the end of the relevant period that have signed onto our platform at least once during the relevant period, (c) the number of paying users is the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platform at least once during the relevant period, and (d) the number of unique visitors is the number of visits to Duowan.com from specific IP addresses for the relevant period, with each IP address counting as a separate unique visitor. The actual number of unique individual users, however, is likely to be lower than that of registered user accounts, active users, paying users and unique visitors, potentially significantly, for three primary reasons. First, each individual user may register more than once and therefore have more than one account, and sign onto each of these accounts during a given period. For example, a user may (a) create separate accounts for community and personal use and log onto each account at different times for different activities or (b) if he or she lost his or her original username or password, he or she can simply register again and create an additional account. Second, we experience irregular registration activities such as the creation of a significant number of improper user accounts by a limited number of individuals, which may be in violation of our policies, including for the purpose of clogging our network or posting spam to our channels. We believe that some of these accounts may also be created for specific purposes such as to increase the number of votes for certain performers in various contests, but the number of registered user accounts, paying users and active users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Third, each individual user may access Duowan.com from more than one IP address; although subsequent visits from the same IP address do not add to our total unique visitors count, each new IP address used by an individual would be counted as a different unique visitor to Duowan.com. For example, a user would be counted as a unique visitor three times if he or she accessed Duowan.com from the user's home computer, office computer and mobile phone. Thus, the respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register on our platform, sign onto our platform, purchase virtual items or other products and services on our platform and access Duowan.com, respectively which may lead to an inaccurate interpretation of our average revenue per paying user metric.

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

        YY is now available to users from PCs as well as mobile devices. An increasing number of users are accessing our platform through Mobile YY. For example, the number of downloads that Mobile YY had each month increased from 3.3 million in January 2013 to 5.2 million in December 2013, and the number of downloads that Mobile YY had as of December 31, 2013 was 79.7 million. Mobile YY does not require users to log in to their user accounts to use its general features of listening to different types of performances, but requires users to log in to their user accounts to access features that involve active user participation, including chatting and sending virtual flowers to performers free of charge. An important element of our strategy is to continue to further develop enhanced features for Mobile YY to capture a greater share of the growing number of users that access internet services such as ours through mobile devices.

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

        Although we have only recently begun to monetize Mobile YY, if we are unable to attract and retain the increasing number of Mobile YY users, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of Mobile YY users, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, such as a smaller display screen space as compared to PCs, we may not be able to provide as many kinds of virtual items on Mobile YY as we can on YY Client, which may limit the monetization potential of Mobile YY. In addition, for the benefit of user experience, we do not currently intend to monetize Mobile YY by placing advertisements on Mobile YY. We believe that advertising on Mobile YY may clutter the user interface and distract users from their in-channel activities. This restriction on advertisements may also limit Mobile YY's ability to generate revenues. Any of the above may have a material adverse effect on our business, financial condition and results of operations.

Growth in the use of Mobile YY, where our ability to monetize is unproven, as a substitute for the use of YY platform on PCs may negatively affect our revenues and financial results.

        Although we believe users are unlikely to entirely migrate to Mobile YY and cease to use YY through PCs, and that most of our Mobile YY users also access our YY platform through PCs, we cannot assure you that the increasing usage of Mobile YY will not cause Mobile YY users to cease accessing the YY platform from PCs. Although we have started generating revenues from Mobile YY in the third quarter of 2013, we plan to further monetize it by selling virtual items on Mobile YY in the future, and we cannot ensure that such plans will be commercially successful when we launch them. If we are unable to successfully monetize Mobile YY, and if a significant number of users migrate to Mobile YY as a substitute for accessing the YY platform through PCs, our business, results of operations and financial condition would be negatively affected.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could lead to lower advertising revenues or lower IVAS revenues.

        Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users' prior consent, we will not provide any of our users' personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower registered, active or paying user numbers on our platform. For example, if the PRC government authorities require real-name registration for YY Client users, the growth of our user numbers may slow and our business, financial condition and results of operations may be adversely affected. See "—Risks Related to Our Corporate Structure and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies." A significant reduction in registered, active or paying user numbers could lead to lower advertising revenues or lower IVAS revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

The security of operations of, and fees charged by, third party online payment platforms may have a material adverse effect on our business and results of operations.

        Currently, we sell all of our IVAS to our users through third party online payment systems. In the year ended December 31, 2013, 91.0% of our total net revenues were derived from IVAS. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

        We do not have control over the security measures of our third party online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our IVAS, which may have a material adverse effect on our business.

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

        Our real-time interactive social platform enables users to exchange information, generate content, advertise products and services, conduct business and engage in various other online activities. However, our platform does not require real-name registration by our users and because a majority of the communications on our platform is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content, that may be deemed unlawful under PRC laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platform, and may be subject to similar fines and penalties in the future. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, if they find that we have not adequately managed the content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Information Security and Censorship" and "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights."

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.

        Third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement or other claims against us. In addition, content generated through our platform, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible on our music and entertainment platform. We generated approximately 34.9% and 46.8% of our total net revenues in 2012 and 2013, respectively, from online music and entertainment.

        The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. The "knows or should reasonably have known" element would be fulfilled under some statutorily specified circumstances. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after receiving notification from the legal right holders. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider's servers. On the other hand, to our knowledge, there is currently no precedent or settled court practice which provides clear guidance as to whether a real-time online platform such as YY would be held liable for the unauthorized posting or live performances of copyrighted content by our users. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights."

        We have implemented procedures to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents; such procedures include requiring performers, channel owners and users to acknowledge and agree that they would not perform or upload copyrighted content without proper authorization and that they will indemnify us for any relevant copyright infringement claims. However, these procedures may not be effective in preventing unauthorized posting or use of copyrighted content on our platform or the infringement of other third party rights. Specifically, such acknowledgments and agreements by performers, channel owners and users are not enforceable against third parties who may nevertheless file claims of copyright infringement against us. Furthermore, individual performers or channel owners who generate content that may infringe on copyrights of third parties on our platform may not be easily traceable, if at all, by a plaintiff who may then choose to file a claim against us, and these individual performers and channel owners may not have resources to fully indemnify us, if at all, for any such claims. In addition, we have entered into revenue-sharing arrangements in the form of direct or indirect employment agreements with some of the popular singers, performers or channel owners on our platform, and we cannot assure you that PRC courts will not view these singers, performers or channel owners as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, determine that we have knowingly uploaded such infringing content on our platform and hold us directly liable for their infringement activities on our platform. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platform may increase, which may potentially have material and adverse effects on our results of operations.

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

We may not be able to successfully halt the operations of platforms that aggregate our data as well as data from other companies, including social networks, or "copycat" platforms that have misappropriated our data in the past or may misappropriate our data in the future. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects on our business operations.

        From time to time, third parties have misappropriated our data through scraping our platform, robots or other means and aggregated this data on their platforms with data from other companies. In addition, "copycat" platforms or client applications have misappropriated data on our platform, implanted Trojan viruses in user PCs to steal user data from YY Client and attempted to imitate our brand or the functionality of our platform. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of December 31, 2013, we had registered 73 domain names, including YY.com, Duowan.com, 100.com and Chinaduo.com, 70 software copyrights, 6 patents and 147 trademarks and service marks in China. In addition, as of December 31, 2013, we had filed 136 patent applications covering certain of our proprietary technologies and 78 trademark applications in China.

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

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

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

        We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the products and services we offer. Negative publicity or public complaints by users may harm our reputation and affect our ability to attract new users and retain existing users. If our users' complaints are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services.

        Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, our executive officers and key employees hold the equity interests in Beijing Tuda Science and Technology Company Limited, or Beijing Tuda, and Guangzhou Huaduo Network Technology Company Limited, or Guangzhou Huaduo, our PRC consolidated affiliated entities. In particular, Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Tony Bin Zhao, our director and chairman of our technology committee, and Mr. Jin Cao, the general manager of our website department, own 97.7%, 1.5% and 0.8% of Beijing Tuda's equity interests, respectively. Messrs. Li, Zhao and Cao and Beijing Tuda also own approximately 0.5%, 0.04%, 0.02% and 99.0% of Guangzhou Huaduo's equity interests, respectively, with the remaining 0.44% owned by Mr. Jun Lei, our co-founder and chairman. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities' equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China's legal system. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

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

Our results of operations are subject to substantial quarterly and annual fluctuations due to seasonality.

        We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during school holidays and certain parts of the school year, and advertising revenues tend to be lower during the Chinese New Year season, which negatively affects our cash flow for those periods. We may also experience a reduction in active users in the third quarter of each year because a significant portion of our users are students, and as the new school year begins, student access to computers and the internet are affected. Internet usage and the rate of internet growth may also be expected to decline during the summer school holidays as some students lose regular internet access. Furthermore, the number of paying users of our online music and entertainment platform correlates with the marketing campaigns and promotional activities we conduct which coincide with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first quarter.

        As a result, our operating results in future quarters or years may fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs would likely be materially and adversely affected. See "Item 4. Information on the Company—B. Business Overview—Seasonality" for additional details regarding the effects of seasonality on our cash flow, operating performance and financial results.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

        The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including China's. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Online music and entertainment, along with the online gaming and online advertising industries, which account for a significant portion of our revenues, may be affected by economic downturns. During a prolonged slowdown in the Chinese economy, there may be a reduced amount of online advertising, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn, and our ability to retain existing users and increase new users will be adversely affected. Thus, our business, financial condition and results of operations may be affected by the macroeconomic environment in China.

        Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, financial condition and results of operations, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

        In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

        The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal control over financial reporting. In addition, when a company meets the SEC's criteria, an independent registered public accounting firm must report on the effectiveness of the company's internal control over financial reporting.

        Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2013 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Some of our users may make sales or purchases through unauthorized third party platforms of virtual items we offer for free on our platform, which may affect our revenue-generating opportunities and exert downward pressure on the prices we charge for our virtual items.

        We, from time to time, offer virtual items free of charge to attract users or encourage user participation in channels. Some of our users may sell or purchase such free virtual items through unauthorized third party sellers in exchange for real currency. For example, fans of a performer may pay other users to send flowers or gifts the latter have accumulated on our platform to the performer, in order to show support and raise the popularity ranking of the performer of their choice. These unauthorized transactions are usually arranged on third party platforms which we do not and are unable to track or monitor. Accordingly, these unauthorized purchases and sales from third party sellers may affect our revenue-generating opportunities and may impede our revenue and profit growth by, among other things, reducing the revenues we could have generated and exerting downward pressure on the prices we charge for our virtual items.

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

        Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, currently known as the State Administration of Press Publication, Radio, Film and Television after combination of SARFT and GAPP, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in June 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities and from engaging in the business of transmitting audio-visual programs through information networks.

        We are a Cayman Islands company and our PRC subsidiaries, Guangzhou Huanju Shidai Information Technology Company Limited, or Guangzhou Huanju Shidai, Huanju Shidai Technology (Beijing) Company Limited, or Beijing Huanju Shidai and Zhuhai Huanju Shidai Information Technology Company Limited, or Zhuhai Huanju Shidai, are each considered a wholly foreign owned enterprise. We conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda, and Guangzhou Huaduo and Beijing Tuda's shareholders. As a result of these contractual arrangements, we exert control over our PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda."

        On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, we are advised by our PRC counsel, Fangda Partners, that the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities in charge, such as the MOC. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPP is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPP, the MOC, instead of the GAPP, is directly responsible for investigating the game. In the event that we, our PRC subsidiaries or PRC consolidated affiliated entities are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have recently reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

        Based on understanding of current PRC laws, rules and regulations of our PRC legal counsel, Fangda Partners, our current ownership structure for our business operations, the ownership structure of our PRC subsidiaries and our PRC consolidated affiliated entities, the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, as described in this annual report on Form 20-F, are in compliance with existing PRC laws, rules and regulations. However, we were further advised by Fangda Partners that there is substantial uncertainty regarding the interpretation and application of current or future PRC laws and regulations and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

        If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or PRC consolidated affiliated entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC consolidated affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities. Our PRC consolidated affiliated entities contributed substantially all of our consolidated net revenues in the years ended December 31, 2011, 2012 and 2013.

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

        Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC consolidated affiliated entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC consolidated affiliated entities are owned directly by certain of our directors, key executive officers and employees, namely Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao. For additional details on these ownership interests, see "—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services" and "Item 4. Information on the Company—A. History and Development of the Company." However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of our PRC consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

        As of February 28, 2014, our management group, including Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Jun Lei, our co-founder and chairman, Mr. Tony Bin Zhao, director and chairman of our technology committee, Mr. Jin Cao, the general manager of our website department, and Mr. Rongjie Dong, the general manager of games department and their respective affiliates, beneficially own an aggregate of 38.4% of our outstanding shares and 79.2% of the total voting power. Messrs. Li, Lei, Zhao, Cao and Beijing Tuda together hold 100% of the equity interest in Guangzhou Huaduo and Messrs. Li, Zhao and Cao together hold 100% of the equity interest in Beijing Tuda. Guangzhou Huaduo and Beijing Tuda are our variable interest entities. Our management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Messrs. Li, Zhao, Dong and Cao could violate the terms of their non-compete or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders. Additionally, Mr. Jun Lei, our co-founder, chairman and shareholder who owns 17.6% of our outstanding shares, is in the business of making investments in internet companies in China. Mr. Lei currently holds direct and indirect interests in our direct competitor, iSpeak, and other entities which may have businesses that compete with us. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, or Kingsoft, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. He may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei, whether through Kingsoft or otherwise, may pursue acquisitions or make further investments in our industries which may conflict with our interests. Although we adopted a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors such as Mr. Lei may materially and adversely affect our business operations. For more information regarding the beneficial ownership of our company by our principal shareholders, see "Item 6. Directors, Senior management and Employees—E. Share Ownership."

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

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entities' shareholders may be subject to limitations based on PRC laws and regulations.

        Pursuant to the equity interest pledge agreements between Beijing Huanju Shidai, our wholly owned subsidiary in China, and the shareholders of Guangzhou Huaduo and Beijing Tuda, our variable interest entities, or VIEs, each shareholders of each variable interest entities agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE's performance of their obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAIC. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Beijing Huanju Shidai represents 100% of the registered capital of Guangzhou Huaduo and Beijing Tuda. The equity interest pledge agreements with each of the VIEs' shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with our PRC consolidated affiliated entities may result in adverse tax consequences to us.

        As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. Such tax generally includes either the PRC business tax at a rate of 5% or the PRC value added tax ("VAT") at a rate of 6%, along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm's length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by either PRC consolidated affiliated entities and thereby increasing these entities' tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our

PRC consolidated affiliated entities' tax liabilities increase or if it becomes subject to late payment fees or other penalties.

If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

        The internet industry in China is highly regulated. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation." Guangzhou Huaduo, as our PRC consolidated affiliated entity, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. An online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. An educational website operator shall obtain approvals from the local education authorities. Prior to July 2010, specific approvals on online bulletin board services were also required for the provision of BBS services. Guangzhou Huaduo has obtained a valid ICP License for provision of internet and mobile network information services, which is being updated for the increase in registered capital and provision of educational information services, an Internet Culture Operation License for online games and music products, and an Internet Publishing License for publication of online games and mobile phone games. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories and we are in the process of renewing this license. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. On January 17, 2013 and January 16, 2014, we were granted permission by relevant authorities to provide online education content on edu.YY.com and 100.com, respectively, and we are in the process of expanding Guangzhou Huaduo's registered business scope correspondingly. These licenses or permits are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

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

        As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. In the interpretation and implementation of existing and future laws and regulations governing our business activities, considerable uncertainties still exist. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities' interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

The shareholders of our PRC variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

        Guangzhou Huaduo and Beijing Tuda are our variable interest entities. Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao, Jin Cao and Beijing Tuda, together hold 100% of the equity interest in Guangzhou Huaduo and Messrs. Li, Zhao and Cao together hold 100% of the equity interest in Beijing Tuda. The interests of Messrs. Li, Lei, Zhao and Cao as the controlling shareholders of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of our VIEs may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, Messrs. Li, Lei, Zhao or Cao will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Messrs. Li, Lei, Zhao or Cao may breach or cause Guangzhou Huaduo and Beijing Tuda and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Messrs. Li, Lei, Zhao or Cao may encounter in his capacity as a shareholder or director of our VIEs, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Messrs. Li, Lei, Zhao and Cao to cause them to transfer all of their equity ownership in Guangzhou Huaduo or Beijing Tuda to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huaduo or Beijing Tuda could then appoint a new director of Guangzhou Huaduo or Beijing Tuda to replace the existing directors. In addition, if such conflicts of interest arise, Beijing Huanju Shidai, our wholly owned PRC subsidiary, could also, in the capacity of Messrs. Li, Lei, Zhao and Cao's attorney-in-fact as provided under the power of attorney, directly appoint a new director of Guangzhou Huaduo or Beijing Tuda to replace the existing directors. We rely on Messrs. Li, Lei, Zhao and Cao to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Messrs. Li, Lei and Zhao to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Messrs. Li, Lei, Zhao and Cao, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

        Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. Due to the limited period of time since its effectiveness, and lack of detailed interpretative rules and uniform implementation practices and possible penalties, it is uncertain as to how they it will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

        Further, labor disputes, work stoppages or slowdowns at our laboratories, patient service centers or any of our clients or suppliers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

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

        The issuance and use of "virtual currency" in the PRC has been regulated since 2007 in response to the growth of the online game industry in China. In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. The MOC issued the Provisional Administrative Measures of Online Games, or the Online Games Measures, in June 2010, which provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

        We issue virtual currency and prepaid game tokens to game players on our platform for them to purchase various items to be used in online games and channels, including music channels. We are in the process of adjusting the content of our platform but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed "transaction service" activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

        In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. The notice also prohibits game operators from issuing currency to game players through means other than purchases with legal currency. It is unclear whether these restrictions would apply to certain aspects of our online games. Although we believe that we have rectified and ceased such prohibited activities and have taken adequate measures to prevent any of the above-mentioned prohibited activities, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours and deem such feature as prohibited by the Virtual Currency Notice, thereby subjecting us to penalties, including mandatory corrective measures and fines. For example, we were previously fined by a local authority in Guangzhou found that our games contained lucky draws. The occurrence of any of the foregoing could materially and adversely affect our business and results of operations.

Non-compliance on the part of third parties with which we conduct business could restrict our ability to maintain or increase our number of users or the level of traffic to our YY platform.

        Our third party game developers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties' legal rights or violate any regulatory requirements. We regularly identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at approximately 10 different locations for daily operations and certain other properties serving as dormitories and canteens in China, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

        We allow providers of some online services, such as online education and financial services, to establish channels on our platform. The online service providers and the producers of content on our platform may be required to meet specific qualifying standards, evidenced by approvals, permits or certificates, and to comply with various requirements when conducting business. We cannot predict if any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user level or the level of user traffic to our YY platform.

        The PRC government has, in recent years, intensified regulation on various aspects of the internet industry in China. For example, the PRC government recently adopted more stringent policies to monitor the online game industry due to adverse public reaction to perceived addiction to online games, particularly in children and minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT issued a notice requiring all Chinese online game operators to adopt an "anti-fatigue system" in an effort to curb addiction to online games by minors. To help game operators identify which game players are minors, online game players in China are now required to register their names and identity card numbers before playing an online game, which information was to be submitted to and verified by the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, as of October 1, 2011. These restrictions could limit our ability to increase our online game business among minors. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Anti-fatigue Compliance System and Real-name Registration System." In order to comply with these anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, receive no in-game benefits. Failure to implement these restrictions, if detected by the relevant government agencies, may result in fines and other penalties for us, including the shutting down of our online game operations and license revocation. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online game business could be materially and adversely affected.

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

        The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Each of our PRC subsidiaries, Beijing Huanju Shidai, Guangzhou Huanju Shidai and Zhuhai Huanju Shidai, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

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

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and services and adversely affect our business, financial condition and results of operations.

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

  •
  There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC consolidated affiliated entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See "—Risks Related to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected" and "Item 4. Information on the Company—B. Business Overview—PRC Regulation." In addition, although we currently have a real-name registration system in place for our online games in strict compliance with the relevant PRC regulations, we are currently not required by PRC law to ask users for their real name and personal information when they register for a YY user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration on our platform in the future. In late 2011, for example, the Beijing municipal government required microbloggers in China to implement real-name registration for all of their registered users. If we were required to implement real-name registration on YY, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

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

        In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must be the registered holders of the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business were entered into by Guangzhou Huaduo, our PRC consolidated affiliated entity, and such arrangements are in compliance with this notice. Guangzhou Huaduo also owns the related domain names and trademarks, and holds the ICP License necessary to conduct our operations in China.

        In June 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Games Measures, which became effective on August 1, 2010. The Online Games Measures provide that any entity engaging in online game operation activities shall obtain the Internet Culture Operation License and must meet certain requirements such as minimum registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. The Guangzhou branch of the MOC has confirmed that such outsourcing and cooperation activities are not considered conducting online game operation activities, and that online game developers do not have to obtain the Internet Culture Operation License in accordance with the Online Games Measures. However, because of the limited time in which these measures have been in effect, there are still uncertainties on the MOC's interpretation and implementation of these measures. If the MOC determines in the future that such qualifications or requirements apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue-sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of internet business.

Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

        The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as "socially destabilizing" or leaking "state secrets" of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see "Item 4. Information on the Company—B. Business Overview—PRC Regulation."

        We allow visitors to our portal websites to upload written materials, images, pictures, and other content on the forums on our websites, and also allow users to share, link to and otherwise access audio, video, games and other content from third parties through our platform. For a description of how content can be accessed on or through our real-time interactive social platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see "Item 4. Information on the Company—B. Business Overview—Technology," "Item 4. Information on the Company—B. Business Overview—Intellectual Property," and "—Risks Related to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms."

        Since our inception, we have worked closely with relevant government authorities to monitor the content on our platform and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as an internet operator, and if any of our internet content is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platform or for content we distribute that is deemed inappropriate. For example, we have previously been subject to a few warnings and fines each of RMB40,000 or less for having inappropriate content on our platform. Although we corrected these non-compliances and undertook measures to prevent the recurrence of such instances, it may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third party partners and developers, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content uploaded to our website and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content. Users may upload content or images containing copyright violations and other illegal content and we may be subject to claims or become involved in litigation proceedings. As a result, our reputation, business and results of operations may be materially and adversely affected.

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

        While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

        Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT recently issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

        According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

        Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

        We do not meet all of the conditions above; therefore, we believe that we should not be treated as a "resident enterprise" for PRC tax purposes even if the standards for "de facto management body"

prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours ever having been deemed to be a PRC "resident enterprise" by the PRC tax authorities.

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

        Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as "tax-exempt income" under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

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

        Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the a non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our financial condition and results of operations could be materially and adversely affected.

        The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income

Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, was recognized as a high and new technology enterprise, or HNTE, as of September 26, 2010 and, subject to the approval of and annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for two years, from 2011 through 2012. Guangzhou Huaduo recorded losses in 2010 and has not benefited from such preferential tax rate. Guangzhou Huaduo has applied for and obtained the preferential tax treatment with Guangzhou State Tax Bureau, but the high and new technology enterprise qualification was only effective until September 26, 2013.

        In 2013, Guangzhou Huaduo applied to renew its qualification as a high and new technology enterprise. The review process has been completed and Guangdong Department of Science and Technology has announced that Guangzhou Huaduo continues to qualify as an HNTE. Therefore, Guangzhou Huaduo will be entitled to enjoy a preferential tax rate of 15% in place of the statutory enterprise income tax rate is 25% from 2013 to 2015. In addition, Guangzhou Huanju Shidai has been recognized as a software enterprise since 2013, and are entitled to a two-year exemption from enterprise income tax followed by three years at 50% of the standard enterprise income tax rate starting from the first profit-making year. However, if Guangzhou Huaduo or Guangzhou Huanju Shidai fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25%, which could materially and adversely affect our financial condition and results of operations.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions in China.

        Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, subsequently amended, that are commonly referred to as the M&A Rules. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—New M&A Regulations and Overseas Listings." The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress on August 30, 2007 which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.6 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$65.1 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion (US$0.3 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$65.1 million) within China) must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective on September 1, 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

        The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company's shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        Our PRC resident shareholders, Messrs. David Xueling Li, Tony Bin Zhao, Jin Cao and Jun Lei, had registered with the local SAFE branch in relation to our existing private placement financings by the end of 2011 as required by the SAFE regulations, and are preparing to update their registrations reflecting shareholding changes in our company resulting from our initial public offering. Because of uncertainty over how the SAFE regulations will be interpreted and implemented and applied to us, we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations, including but not limited to any delay in subsequent filings, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

        As our PRC resident shareholders have not updated their registrations with the local SAFE branch, Zhuhai Huanju Shidai, which was established by NeoTasks Limited in November 2013 and has not conducted any business operation since incorporation, is still in the process of obtaining its foreign exchange registration certificate. As a result, NeoTasks Limited was unable to make its first installment capital contribution of RMB40,000,000 to Zhuhai Huanju Shidai by the statutory deadline for making such capital contribution. As a result, Zhuhai Huanju Shidai's Certificate of Approval for Establishment of Enterprises with Foreign Investment is automatically deemed to be invalid and NeoTasks Limited is required to deregister Zhuhai Huanju Shidai with the competent local SAIC branch, and to return Zhuhai Huanju Shidai's business license to the competent local branch of SAIC for cancellation. In addition, the competent local SAIC branch may also revoke Zhuhai Huanju Shidai's business license.

        On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-

Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options, restricted shares and restricted share units are subject to these regulations, and are preparing to complete such SAFE registrations. Failure of our PRC stock option holders, restricted shareholders or restricted share units holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries' ability to distribute dividends to us, or otherwise materially and adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiaries.

        Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the MOFCOM or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries' liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

        We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2013, appropriations to statutory reserves amounting to RMB41 million were made by one of our PRC consolidated affiliated entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

        In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

        Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and consolidated affiliated entities are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and consolidated affiliated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and consolidated affiliated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or consolidated affiliated entities, we or our PRC subsidiary and consolidated affiliated entity would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative's fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

        Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality.

        The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor's audit procedures and quality control procedures, investors may be deprived of such benefits.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

        In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The accounting firms have the ability to appeal and the four firms which are subject to the six month suspension from practicing before the SEC have indicated that they will appeal. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC's final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

        We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including our independent registered public accounting firm losing temporarily or permanently, the ability to practice before the SEC. While we cannot predict the outcome of the SEC's proceedings, if the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our common stock from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

        The daily closing trading prices of our ADSs ranged from US$13.25 to US$54.98 in 2013. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies' securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

        Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of February 28, 2014, we had 1,108,490,124 common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or common shares to significant adverse United States income tax consequences.

        We will be classified as a "passive foreign investment company," or "PFIC" for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Guangzhou Huaduo and Beijing Tuda as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

        While we do not expect to be classified as a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2013, there is a risk that we will become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given With respect to our PFIC status for any taxable year.

        If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in "Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or common shares if we are treated as a PFIC for our current taxable year ending 2014 or any future taxable year, including the possibility of making a "mark-to-market" election. For more information see "Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

        Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share, voting together as one class on all matters requiring a shareholders' vote. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares.

        Due to the disparate voting powers attached to these two classes of common shares, as of February 28, 2014, our management group, including Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao, Jin Cao and Rongjie Dong and their respective affiliates, beneficially own an aggregate of 38.4% of our outstanding shares representing 79.2% of the total voting power and have considerable influence over all matters requiring a shareholders' vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

        Our articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are a company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law 2012 (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of a Cayman Islands company may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

        We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

        As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares from the depositary. Under our second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is at least ten clear days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A common shares underlying your ADSs at shareholders' meetings unless:

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

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our Class A common shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our common shares are not subject to this discretionary proxy.

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

        In December 2010, we established Guangzhou Huanju Shidai, formerly known as Zhuhai Duowan Technology Company Limited, which is 100% directly owned by Duowan BVI.

        In October 2013, we established Guangzhou Juhui Information Technology Company Limited, which is 100% directly owned by Guangzhou Huaduo.

        In November 2013, we established Zhuhai Huanju Shidai, which is 100% directly owned by NeoTasks Limited.

        We currently own the domain names of YY.com, Duowan.com and 100.com. Our YY platform, including YY.com, is jointly operated by personnel from Guangzhou Huaduo and Zhuhai Duowan.

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

        YY Inc. completed an initial public offering of 7,800,000 ADSs, representing 156,000,000 Class A common shares, in November 2012. On November 21, 2012, our ADSs were listed on The NASDAQ Stock Market under the symbol "YY." In December 2012, in connection with the initial public offering, we also completed the over-allotment offering of an additional 1,170,000 ADSs, representing 23,400,000 Class A common shares.

        Our principal executive offices are located at Building 3-08, Yangcheng Creative Industry Zone No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, the People's Republic of China. Our telephone number at this address is +(86 20) 2916 2000. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

        See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures" for a discussion of our capital expenditures and divestitures.

B. Business Overview

Overview

        YY is a revolutionary rich communication social platform. YY engages users in real-time online group activities through voice, video and text on PCs and mobile devices. YY also empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online games, music activities, education, live game broadcasting and conference calls. YY attracted 51.9 million, 69.7 million and 92.3 million average monthly active users, respectively, in the three months ended December 2011, 2012 and 2013.

        Our platform consists of YY Client, Mobile YY, web-based YY and our YY.com, Duowan.com and 100.com portals. YY Client is software that provides real-time access to user-created online activity groups, which we refer to as channels. YY Client, introduced in July 2008, enables users to continually create new channels to engage in large-scale group activities on our platform, and is available to download for free. According to iResearch Consulting Group, a third party market research firm, YY Client has an 86.9% market share in terms of cumulative user time spent in the real-time online group voice communications market in China for the nine months ended September 30, 2013. Each active user spent an average of 53 hours per month on our platform in the three months ended December 31, 2013. To increase the accessibility and usage of YY Client, we introduced our mobile application, Mobile YY, in September 2010 and web-based YY in October 2012. As of December 31, 2013, Mobile YY had 79.7 million downloads. To accelerate monetization of our mobile platform, we introduced virtual item purchase functions on Mobile YY in October 2013. YY.com is our online portal and guide to channels, events and content available across our platform. We also operate Duowan.com, a leading game media website in China that provides access to and interactive resources for online games. Recently, we have expanded our original education business by launching a dedicated education platform, 100 Education, in February 2014. Through the education channels on YY Client and our portal 100.com, we provide students across China with opportunities to complete test-prep and other courses in a real-time, interactive environment, while we allow teachers to offer courses on our platform freely.

        Our operations rely on proprietary technology and industry know-how. YY is supported by our highly scalable infrastructure throughout China and our proprietary algorithms enabling low latency, low jitter and low loss rates in delivering voice and video data.

        While the basic use of our platform is currently free, we monetize our user base primarily through IVAS and online advertising. Currently, we primarily generate IVAS revenues through sales of virtual items and game tokens that our users may purchase on our platform for online music and entertainment and online games. We also generate IVAS revenues through YY membership and live game broadcasting. We primarily generate online advertising revenues from sales of various forms of advertising on Duowan.com and YY Client. As we further implement our mobile strategy, we have started generating revenues from Mobile YY in the third quarter of 2013. We believe that we will be able to capitalize on the large and highly engaged user base of our platform by exploring additional monetization opportunities and diversifying our revenue sources.

        Our total net revenues were RMB319.7 million, RMB820.0 million and RMB1,823.5 million (US$301.2 million) in 2011, 2012 and 2013, respectively. We had a net loss of RMB83.2 million in 2011 and had a net income of RMB89.2 million and RMB477.7 million (US$78.9 million) in 2012 and 2013, respectively.

The YY Platform

YY Client

        Our core product, YY Client, enables users to engage in live interactions online, and we continue to develop and upgrade it to address evolving user needs. YY Client provides access to user-created online social activities groups, which we refer to as channels. YY Client is compatible with most internet-enabled systems, including PCs and mobile interfaces through Mobile YY. YY Client is widely accessible to most internet users in China because its voice-enabled features only require a minimal bandwidth of approximately 2 KB per second. YY Client is available to download for free from YY.com, Duowan.com and other internet software download centers.

        The first version of YY Client, launched in July 2008, had voice-enabled features that allowed online game players to communicate with large groups of fellow gamers on a real-time basis. Game players typically organize various guilds for players to discuss gaming strategies and communicate with each other in a team setting. Such online guilds, which can consist of up to thousands of players, built their own channels on YY Client to communicate with fellow guild members in real time when playing games online. Gradually, we further developed and tailored YY Client in response to the market need for a platform enabling large groups to gather, meet and socialize in real time online, and turned it into the rich communication social platform that it is today. We introduced live video-enabled channels beginning in late 2011 and have since expanded the use of our video features to include some of our most popular music and entertainment, game broadcasting and education channels, and plan to further expand the availability of video features over time. YY's registered user accounts had reached 700 million as of December 31, 2013. YY also had 51.9 million, 69.7 million and 92.3 million average monthly active users in the three months ended December 2011, 2012 and 2013.

        All of the basic social interface features enabled by our YY Client, such as the ability to engage in multi-party voice- and video-enabled communications, are currently available to our users free of charge. In addition, some IVAS are free to users up to a certain threshold. We currently earn revenues from YY Client through sales of IVAS paid through online third party payment systems.

Channels on YY Client—User-created and User-defined

        On YY Client, users can create individual channels for any live social gathering covering a broad range of interests and topics. YY Client enables users to create channels to cover new topics and interests, gain a fast growing audience base and emerge as the popular channels. Online music and entertainment, one of the most popular segments on our platform, began generating revenues from the sale of virtual items in March 2011.

        Currently, the most popular channel topics include the following:

  •
  Music and Entertainment.  Users gather on YY channels to participate in a range of music and entertainment activities, such as singing, dancing and talk shows. Beginning in March 2011, we started offering various virtual items for sale in our online music and entertainment channels. We have expanded our virtual item offerings, and in turn, revenues, from online music and entertainment, and expect to continue to do so in the future.

  •
  Games.  YY channels are a popular live online communication tool for several major types of online games, such as massive multiplayer online games, web games, first person shooter games and real-time strategy games. Game players gather on YY channels for in-game real-time exchanges and to share game-playing tips, discuss strategies, game walk-throughs and guides, and organize guild-related social events. We also have live game broadcasting channels on our platform.

  •
  Education.  Our users host and participate in live lectures or personal tutoring sessions on a range of subjects using a wide variety of teaching tools we provide, including video, PowerPoint, white board, screen shots and Q&A sessions. The most popular subjects include foreign language education, the PRC civil servant examination, and IT training. As of December 31, 2013, we had approximately 135,000 registered teachers on our platform.

  •
  Finance.  Users interested in finance and investment can interact with other users, including financial experts on YY channels. YY channels allow users to discuss investment-related topics, including stock market trends and investment basics.

  •
  Literature.  Users gather on YY channels to review and conduct live discussions on literature, particularly novels. Our popular literary channels include book clubs or fan clubs for famous writers. Users on YY channels also host live events such as book promotions and meet-the-author events.

  •
  Conference Calls.  YY channels are often used as a convenient online gathering place for a wide range of uses. YY enables small and medium business as well as large corporations to conduct conference call easily, efficiently and economically on YY channels.

Organization and Management of Channels

        To help our users navigate and explore the channels on YY Client, we created online catalogs grouped by topics and common interests for users to browse. Within each group, the channels are then ranked by popularity. These online catalogs are also searchable by keywords, which makes it easier for users looking to explore social groups beyond their usual channels to find and join other channels that touch upon different interest areas.

        Each YY channel is set up by one user, who becomes the channel's owner. We provide management tools to each channel owner to tailor such channel to his or her own specific interests, establish housekeeping rules, manage hierarchies and manage daily operations of the channel. Channel owners are usually engaged in the active promotion of their channels, often recruiting like-minded users to help manage, monitor and maintain order within their channels.

        Each of our channels can support millions of people concurrently, and to date, the largest online event we hosted attracted approximately 1.4 million peak concurrent users in a single channel. We provide three basic management modes for channel owners to organize the live voice and video-communications within their channels: "queue," "chair" and "free" modes. Typically, channel owners and managers choose the type of management mode for their channels depending on the number of users in their channels and the specific needs of these channels. In queue mode, each user can sign in to line up to speak or broadcast, and can only be heard or seen when his or her turn comes "at the mic." This queue mode is a popular mode for karaoke channels, where users take turns performing live in front of other channel users. In chair mode, only the "chair," meaning the owners or other designated persons, are allowed to speak or broadcast video; the remaining users can listen, watch and respond through typing text on the screen. This mode is often used in channels set up by online game players' guilds, as some of these guilds have thousands of users taking orders from a few leaders, who can speak and direct their team's collective actions while the users are simultaneously signed on to play certain online games. In free mode, any user in the channel can conduct effective voice- and video-enabled communications at any time; this mode is often chosen by channels with a limited number of users, since too many people talking at once would make effective communication impossible. In addition, we provide channel owners and managers with a broad range of functions to tailor the channels to suit particular needs, such as granting certain privileges to a member who makes particular contributions to the channel or banning certain channel users for inappropriate behavior.

        We work closely with channel owners and managers by considering and implementing some of their suggestions and feedback and providing them with the tools they require to manage and promote their channels. We also monitor channels for levels of user activity and periodically shut down inactive ones.

Game Center on YY Client

        The game center on YY Client currently primarily consists of a game lobby and VIP game access. The game lobby enables users to access various online games without downloading any additional client software. The VIP game access provide our users with access to new games being developed or tested by third party game developers, and afford game developers an opportunity to promote their games among our users as well as solicit user feedback on new games.

        We conduct market research regarding trends and demand for online games and various types of in-game virtual items, and often work with third party game developers to develop and offer a wide range of in-game virtual items. We intend to continue to source popular online games to users on YY Client.

Web-based YY

        We launched an extension of YY Client, web-based YY, in October 2012. Web-based YY enables users to conduct real-time interactions on the web without requiring any downloads or installations. Web-based YY optimizes YY technology for the web, transcending the limitations of operational systems and enabling real-time communications on the web by simply clicking on a link. To date, web-based YY has established stable, quality service, and we expect it to become a lively community of web-based real-time rich communications as it develops.

Online Portals

        YY.com is our community-driven portal site that offers visitors and users a centralized location to learn about, navigate and access the offerings on our broader platform. Through YY.com, our user community can download the latest versions of YY Client and Mobile YY applications to attend live group activities and access special-interest resources and entertainment such as online games, music and online education. YY.com offers a channel guide for users to identify channels that cater to their respective interests. YY.com enables performers to update schedules and information on upcoming live concert performances and other types of entertainment on YY channels and hosts numerous fan clubs for popular performers.

        Duowan.com is a dedicated game media website that provides comprehensive information on online games and other resources for users and online game players. Duowan.com provides comprehensive gaming resources such as updated news and announcements of gaming events and the launch or release of new games, and hosts a text-based discussion forum in which users can discuss their game-playing strategies and interact socially through postings. Duowan.com was launched in 2005 and had 9.9 million, 19.1 million and 37.0 million average daily unique visitors for the months of December 2011, 2012 and 2013, respectively.

        YY.com and Duowan.com both offer links to online games on YY Client.

        We launched 100.com in early 2014 as a dedicated web portal to our education platform, 100 Education. Our 100 Education platform provides a variety of exam preparation classes, such as TOEFL (Test of English as a Foreign Language) and IELTS (International English Language Testing System) preparation courses, to students. We allow teachers to offer courses on our 100 Education platform freely. We will also open an online enrollment channel, providing simplified access for our users to participate in the courses.

Mobile Applications

        We develop mobile applications to capture a greater share of the growing number of users that access live online social platforms, internet communications and other internet services through mobile operating systems. While we continue to develop and upgrade our platform, a key focus of our research and development is on Mobile YY, a version of YY Client that can be accessed through mobile devices that we launched in September 2010. To accelerate monetization of our mobile platform, we introduced virtual item purchase functions on Mobile YY in October 2013. In addition, we do not currently intend to monetize Mobile YY by placing advertisements on Mobile YY, as we believe that advertising on Mobile YY may clutter the user interface and distract users from their in-channel activities. This restriction on advertisements may also limit Mobile YY's ability to generate revenues. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to successfully capture and retain the growing number of users that access internet services through mobile devices or successfully monetize Mobile YY, our business, financial condition and results of operations may be materially and adversely affected."

        Mobile YY contains the basic functions and services offered on our regular YY Client, which enables our users to access a large selection of content on our platform and helps them keep in touch with their friends or online guilds and social groups when they do not have convenient PC access. The live broadcasting function of Mobile YY enables our users to broadcast videos on our platform anytime and anywhere through their mobile devices. Mobile YY also provides access to mobile games operated by us.

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

Large, dedicated cloud-based network infrastructure

        Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 7,000 servers which are hosted in the data centers we lease from third parties throughout the country as of December 31, 2013. To deliver voice data, we require a limited bandwidth of approximately 2 KB per second, which is easily obtainable. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China with ease and speed.

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

Content management and monitoring

        YY Client, YY.com and Duowan.com all contain user-generated content, which we are required to monitor for compliance with PRC laws and regulations. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system are in compliance with applicable laws and regulations. They are aided by a program designed to periodically sweep our platform and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords are automatically filtered by our program and cannot be successfully posted on our platform. Thus we are able to minimize offending materials on our platform and to remove such materials promptly after they are discovered. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform."

Accumulated experience and data for a proprietary technology platform

        Significant time and efforts are required to build and operate an infrastructure such as ours. The technological difficulties which a platform that hosts 10,000 concurrent users faces differ greatly from the difficulties a platform with 100,000 and 1,000,000 concurrent users faces, including many issues to be considered when programming for the platform and planning the infrastructure. Since our launch, we have gradually developed an effective system to identify, study and resolve issues that we encounter every day. In addition, our team members have been trained over the years to anticipate and resolve any issues, having gained significant knowledge from building and maintaining our platform over time.

Technology team

        As of December 31, 2013, our dedicated technology team consisted of approximately 1,067 employees; the team is divided into three departments, serving (a) YY Client and cloud service, (b) online games and YY.com and (c) Duowan.com, respectively. Approximately 50 members of our technology team are dedicated to monitoring and maintaining our network infrastructure 24 hours a day, seven days a week. Our technology team checks the voice and video data quality received by various users, the quality of user experience on our platform and the proper functioning of our server equipment in our network, as well as contacting internet data center hosts to fix any issues located through such checks. Having launched and developed our video-enabled technology on an increasing number of channels, our team expects to provide full voice- and video-enabled live social interactions in the future.

Marketing and Sales

Viral and other marketing for our platform

        Historically, we have incurred minimal marketing expenses for our platform and have built a large community of users primarily through viral marketing, with word of mouth referrals and repeat user visits ultimately driven by user experience. While we have significantly benefited from the effects of powerful viral marketing, we recently initiated, and plan to continue, certain marketing activities designed to further promote our platform to a broader range of potential users.

Advertisers on our platform

        As of December 31, 2013, we had a dedicated sales and marketing force of 48 experienced professionals; approximately half of these professionals were in charge of serving advertisers and advertising agencies. Currently, a majority of our sales effort is devoted to maintaining and expanding the level of our advertising revenues from online games, since advertising revenues from online games contributed a substantial majority of our online advertising revenue. We expect our online advertising revenues as a percentage of our total net revenues to decrease in the future as we capitalize on increased monetization opportunities for YY Client and as IVAS revenues continue to increase. The compensation for our sales personnel includes basic monthly salaries and sales commissions based on the advertising revenues that they bring in.

Services for game developers

        We have entered into hosting agreements with a number of game developers. These agreements provide for a mutual exchange of resources between us and the game developers: we provide the communication platform for their games, and in exchange they promote our platform through their game interfaces.

Seasonality

        Our results of operations are subject to seasonal fluctuations. However, seasonal fluctuations have not posed material operational and financial challenges to us, as such periods tend to be brief and predictable.

Competition

        We face competition in several major aspects of our business, particularly from companies that provide online social networking, internet communication and online games. We also compete for online advertising revenues with other internet companies that sell online advertising services in China.

        Social connectivity and communications.    In relation to voice-enabled communication tools, there are several internet voice communication service providers in China, including iSpeak, Dudu and Tencent's QQtalk, and leading international internet voice communication service providers, such as Skype, that are expanding in the China market. In addition, some other leading Chinese internet companies have announced the launch of internet voice communication services. We compete with other internet companies that provide real-time voice and video services to Chinese internet users.

        We may also face potential competition from global social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies.

        Online game media and hosting.    We have various competitors in the online game media market in China. Duowan.com's primary competitor among game media websites is 17173.com. For game hosting, our competitors include other major internet companies that host games, such as Tencent, Qihoo 360 and other private companies.

Research and Development

        We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business.

        As of December 31, 2013, our research and development team consisted of 944 members. All of our service programs are designed and developed internally, including various interactive technologies. We expect to continue to develop all of our core technologies in-house.

        We currently focus our product development efforts on various areas, including (a) the continued improvement of our audio quality and video-enabled features on our real-time interactive social platform, (b) the ongoing improvement of general user experience on our platform by providing virtual items, additional games and online game add-ons as well as certain members-only special features, and (c) the continued development of Mobile YY. We plan to further invest in our voice and video technology and in developing Mobile YY.

Intellectual Property

        We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others. The intellectual property rights we own include: (1) 6 patents relating to our proprietary technology; (2) 73 registered domain names, including YY.com, Duowan.com and Chinaduo.com; (3) registered copyrights to 70 software programs developed by us relating to various aspects of our operations, including voice software, games platform, general support and user management; and (4) 147 trademarks and service marks for our brands and logos in China, including YY and certain Chinese logos relating to Duowan and YY. As of December 31, 2013, we had filed 136 patent applications covering certain proprietary technologies and 78 trademark applications in China.

Legal Proceedings

        We have initiated a lawsuit against Beijing Wonderad Advertisement Co., Ltd., one of our advertisement agents, in Guangzhou in February 2014, claiming for the unpaid advertisement fee and liquidated damages for late payment in the aggregate amount of approximately RMB84 million. Apart from this lawsuit, we are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

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

        As the online social platform and online game industries are still at an early stage of development in China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online social platform and online game industries. See "D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us." This section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

        The Telecommunications Regulations, which became effective on September 25, 2000, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between "basic telecommunications services" and "value-added telecommunications services." According to the Catalog of Telecommunications Business (2003 Amendment), implemented on April 1, 2003 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently, through Guangzhou Huaduo, our PRC consolidated affiliated entity, hold an ICP license, a sub-category of the value-added telecommunications business operation license, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT on February 10, 2012.

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

        To comply with such foreign ownership restrictions, we operate our online social platform and online game businesses in China through Guangzhou Huaduo, which is owned by several PRC citizens and Beijing Tuda. Beijing Tuda is owned by Messrs. David Xueling Li, Tony Bin Zhao and Jin Cao. Guangzhou Huaduo and Beijing Tuda are both controlled by Beijing Huanju Shidai through a series of contractual arrangements. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda." Moreover, Guangzhou Huaduo is the registered holder of a majority of the domain names, trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC legal counsel Fangda Partners' understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

        The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, "internet information services" refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP license, from the relevant local authorities before engaging in the providing of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license. Guangzhou Huaduo presently holds the ICP license on internet and mobile network information services issued by the Guangdong branch of the MIIT on February 10, 2012.

        Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider's violation of these prescriptions will lead to the revocation of its ICP license and, in serious cases, the shutting down of its internet systems.

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

        We, through Guangzhou Huaduo, obtained an Internet Publishing License for the publication of online games and mobile phone games on November 7, 2011. With the issued Internet Publishing License, we are in the process of applying for the GAPP's pre-approval for publishing online games. For more information on the pre-approval by the GAPP, see "—Regulation on Online Games and Foreign Ownership Restrictions."

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

        All operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory matters in the online games without game users' consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. It also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between the Online Game Business Operators, with no conflicts with the rest of clauses in such service agreements. Guangzhou Huaduo holds a valid Internet Culture Operation License that was last updated in December 2013.

        On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online gaming industry, and granted the GAPP the authority to issue approvals for the internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (b) subject to the MOC's overall administration, GAPP is responsible for the pre-examination and approval of the internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. On November 7, 2011, Guangzhou Huaduo obtained an Internet Publishing License for the publication of online games and mobile phone games. The online games we currently offer are domestically produced games, and are published by third parties qualified to publish online games. Approximately 88% of the online games currently available on YY Client have been filed with the GAPP as electronic publications, and the others are still undergoing the filing process.

        On September 28, 2009, the GAPP, the NCA and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Determinations of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-approval of Online Games and the Approval and Examination of Imported Online Games, or Circular 13. Circular 13 explicitly prohibits foreign investors from directly or indirectly engaging in online gaming business in China, including through variable interest entity structures, or VIE Structures. Foreign investors are not allowed to indirectly control or participate in PRC operating companies' online game operations, whether (a) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (b) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online gaming platforms that are ultimately controlled or owned by foreign companies. Circular 13 reiterates that the GAPP is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the GAPP. Violations of Circular 13 will result in severe penalties.

For detailed analysis, see "D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies."

Anti-fatigue Compliance System and Real-name Registration System

        On April 15, 2007, in order to curb addictive online game-playing by minors, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be "healthy", three to five hours is deemed "fatiguing", and five hours or more is deemed "unhealthy." Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the "fatiguing" level, and to zero in the case of the "unhealthy" level.

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

        We have developed and implemented an anti-fatigue and compulsory real-name registration system in all our online games, and will cooperate with the National Citizen Identity Information Center to launch the identity verification system upon the issuance of relevant implementing rules. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. In order to comply with the anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, minors would receive no in-game benefits. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected. See "D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user level or the level of user traffic to our YY platform.

Virtual Currency

        On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of "real currency or property." Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system. In the case of virtual items used as gifts to performers, we cancel the virtual items and record corresponding points for the benefit of the performers and the channel owners, which are then used as basis for the revenue-sharing calculation pursuant to arrangements among us, certain popular performers and channel owners.

        In February 2007, 14 PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People's Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

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

        In addition, the Online Game Measures promulgated in June 2010 further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user's advance payment; (iii) the storage period of online gamers' purchase record shall not be shorter than 180 days; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days.

Online Music and Entertainment

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

        On August 18, 2009, the MOC promulgated the Notice on Strengthening and Improving the Content Review of Online Music, or the Online Music Notice. According to the Online Music Notice, only "internet culture operating entities" approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

        Guangzhou Huaduo holds a valid Internet Culture Operation License covering our provision of online music. More than 99% of the music offered on our websites is sung by grassroots performers along with recorded music. If any music provided through our platform is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See "D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected." Moreover, the unauthorized posting of online music on our platform by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See "D. Risk Factors—Risks Related to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform" and "PRC Regulation—Intellectual Property Rights—Copyright Law."

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

        On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks.

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

        Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs with the business classification of converging and play-on-demand service for certain kinds of audio-visual programs—literary, artistic and entertaining—as prescribed in the Provisional Categories and is in the process of reviewing this license.

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

Online Education Services

        On July 5, 2000, the Ministry of Education promulgated the Measures for the Administration of Educational Websites and Online Schools. Accordingly, an entity that operates educational websites and online schools is required to obtain prior approval from the competent administrative educational authorities. Educational websites are defined as institutions which establish online information databases by collecting, editing and storing educational information or establish online platform and search tools for educational purposes, and which provide public educational information to website visitors or users through the internet or educational TV stations. These measures also include specific provisions regarding the qualifications and procedures for obtaining the approval for operating educational websites. We currently offer some education-related services on our platform and have obtained approval from relevant authorities to provide online education content on edu.YY.com and 100.com, on January 17, 2013 and January 16, 2014, respectively.

Regulation on Advertising Business and Conditions on Foreign Investment

        The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

  •
  Advertisement Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress on October 27, 1994 and effective since February 1, 1995;

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

        PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders' licenses or permits for their advertising business operations.

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

Intellectual Property Rights

Software Registration

        The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2012, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Patents

        The National People's Congress adopted the Patent Law of the People's Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The

Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2012, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Copyright Law

        The Copyright Law of the People's Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

        To further clarify some key internet copyright issues, on November 26, 2012, the PRC Supreme People's Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties' information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement. If an internet information service provider can prove that it has only provided network services through automatic access, automatic transmission, data storage space, search functions, links, document sharing technology, etc., and thereby argues that it has not been involved in any alleged joint infringement, the PRC court shall find in favor of such internet information service provider. If an internet information service provider fails to delete, block, disconnect or take other necessary measures, or if it provides technological support or other aid when it knows or should have known of the network user's infringement on the information network transmission right, the PRC court shall find that such aid constitutes contributory infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to its findings on the degree of fault of the internet information service provider. The fault of the internet information service provider is determined according to various criteria, including situations where such provider knew or should have known of the network user's infringement against third party's information network transmission right. If an internet information service provider can prove it has adopted fairly reasonable and effective technological measures, and yet still finds it difficult to discover infringement against information network transmission conducted by the network user, the PRC court shall find such provider to be not at fault. Where an internet information service provider promotes popular video and films through setting up a list, directory, index, descriptive paragraph, briefing or other means of recommendation, and the public can download, browse or acquire them through other methods directly from the internet information service provider's webpage, the PRC court may find that such provider knew of the network user's infringement on the information network transmission right of others.

        Under the Copyright Law and its implementation rules, anyone infringing upon the copyrights of others is subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the copyright owners for such owners' actual and other losses resulting from such infringement. If the actual loss of the copyright owner is difficult to calculate, the income received by the offender as a result of the copyright infringement shall be deemed to be the actual loss; or if such income is in itself difficult to calculate, the relevant PRC court may decide the amount of the actual loss up to RMB500,000 for each infringement.

        To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any users' right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

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

        An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner's notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant contents upon receipt of the copyright owner's notice, the internet information service provider shall not bear the relevant administrative legal liabilities.

        On May 18, 2006, the State Council issued the Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and amended on January 30, 2013. Under this regulation, an internet information service provider may be exempt from indemnification liabilities under the following circumstances:

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

        Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and the MIIT on July 19, 2010, the 2010 campaign mainly targeted internet audio and video programs, literature websites, online games, animation, software and art works related to Shanghai World Expo and Guangzhou Asian Games. During the 2010 campaign, starting from late July to the end of October 2010, the local branches of NCA focused on popular movies and TV series, newly published books, online games and animation, music and software and various illegal activities, including, for example, illegal uploading or transmission of a thirty party's works without proper license or permission, sales of pirated audio-video and software through e-commerce platforms, providing search links, information storage, web hosting or internet access services for third parties engaging in copyright infringement or piracy of copyrighted works and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging illegal activities were revoked, and such websites were ordered to shut down.

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

        If, despite these precautions, such procedures fail to effectively prevent unauthorized posting or use of copyrighted content or the infringement of other third party rights on YY platform, and the PRC courts find that certain safe harbor exemptions under PRC laws are not applicable to us because, for instance, a court finds that we knew or should have known about such infringement or that we have directly derived economic benefits from allowing such infringement activities on our platform, we may be held jointly and severally liable with the performers, channel owners or other infringement parties in lawsuits initiated by the relevant third party copyright holders or authorized users. Moreover, we may be held directly liable for the infringement activities of such performers or channel owners on YY platform, if the PRC courts view them as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, and determine that we have knowingly uploaded such infringing contents on our platform. See "D. Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms."

Domain Name

        In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name ".cn." In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. For the number of domain names we registered as of December 31, 2012, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Trademark

        The PRC Trademark Law, adopted in 1982 and amended in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2013, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Internet Infringement

        On December 26, 2009, the Standing Committee of National People's Congress promulgated the Tort Law of the People's Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

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

Information Security and Censorship

        Internet content in China is regulated and restricted from a state security standpoint. The National People's Congress, China's national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, that may subject persons to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights.

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

        On December 28, 2012, the Standing Committee of the National People's Congress reiterated relevant rules on the protection of internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of the internet information service provider. For example, the 2012 Decision specifies that the internet information service provider should take relevant technical measures and other necessary actions to prevent the leakage, damage or loss of each user's personal information collected in the internet information service provider's operation activities, and shall take remedial measures when the leakage, damage or loss of the citizen's personal information occurs or may possibly occur. Once it discovers any transmission or disclosure of information prohibited by the relevant laws and regulations, the internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant record, and reporting to relevant authorities.

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

Privacy Protection

        PRC laws and regulations do not prohibit internet content providers from collecting and analyzing their users' personal information if appropriate authorizations are obtained. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

        Foreign Currency Exchange.    The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. On August 29, 2008, SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE's approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 may lead to severe penalties including heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to our other PRC subsidiaries through Beijing Huanju Shidai, our wholly owned subsidiary in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

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

        Stock Option Rules.    The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

        We and our PRC citizen employees who have been granted share options, restricted shares or restricted share units, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we

and/or our PRC optionees may be subject to fines and other legal sanctions. See "D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law."

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

Regulation on Tax

PRC Enterprise Income Tax

        The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People's Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the New EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

        Moreover, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income.

        Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes, substantial uncertainty exists as to whether we will be deemed to be such by the relevant authorities. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See "D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

        In addition, although the New EIT Law provides that dividend income between "qualified resident enterprises" is exempted income, and the Implementation Rules refer to "qualified resident enterprises" as enterprises with "direct equity interest", it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

PRC Business Tax

        Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing services prescribed in the aforesaid regulations, transferring intangible assets or selling immovable properties. However, if the services provided are related to technology development and transfer, such business tax may be exempted with approvals from the competent tax authorities. Before the VAT Pilot Program, revenues from online game operating business is subject to business tax at a rate of 3% and relevant surcharges based on 12% of the business tax paid.

Value Added Tax

        On January 1, 2012, the State Administration of Taxation officially launched a pilot value added tax ("VAT") reform program ("Pilot Program"), applicable to businesses in selected industries. Taxable income derived from the businesses in the Pilot Program is subject to VAT in lieu of business tax. The Pilot Program initially applied only to transportation industry and "modern service industries" ("Pilot Industries") in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of "cultural and creative services", are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. In addition, the Supplementary Notice on Several Tax Policies in Relation to the Scope of VAT-able and Other Matters in the Transportation and Selected Modern Service Sectors under the VAT Reform Pilot Program, Caishui [2012] No. 86, or Circular 86, which was issued in December 2012, further defines the application scope of relevant industries and specifies that, starting from December 1, 2012, website operation services provided by website owners for non-self-owned online games are taxed as "Information System Services," and therefore would also be subject to the VAT tax rate as 6%. Going forward, in Guangdong province, we will pay the pilot VAT instead of business taxes for our advertising activities, operating services for online games not owned by us and for any other parts of our business that are deemed by the competent state tax authorities to be in the scope of the Pilot Industries.

Cultural Development Fee

        According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program.

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

        As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See "D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

Labor Laws and Social Insurance

        The principle laws that govern employment include:

  •
  Labor Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009; and

  •
  Labor Contract Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress on June 29, 2007 and effective since January 1, 2008.

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

New M&A Regulations and Overseas Listings

        On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on any stock exchange overseas.

        The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Fangda Partners, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Market because (a) our PRC subsidiaries, Beijing Huanju Shidai, Guangzhou Huanju Shidai and Zhuhai Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (c) there is no provision that clearly classifies the contractual arrangements among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities and their shareholders as a transaction regulated by the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

        Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Fangda Partners, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

C. Organizational Structure

        The following diagram illustrates our corporate structure:

(1)
Formerly known as Zhuhai Duowan Technology Company Limited.

(2)
Formerly known as Duowan Entertainment Information Technology (Beijing) Company Limited.

(3)
Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Tony Bin Zhao, our director and chairman of our technology committee, and Mr. Jin Cao, the general manager of our website department, own 97.7%, 1.5% and 0.8% of Beijing Tuda's equity interests, respectively.

(4)
Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. Jun Lei, our co-founder and chairman, Mr. David Xueling Li, Mr. Tony Bin Zhao, Mr. Jin Cao and Beijing Tuda own approximately 0.44%, 0.5%, 0.04%, 0.02% and 99.0% of Guangzhou Huaduo's equity interests, respectively.

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this annual report.

A. Operating Results

Overview

        We derive our revenues primarily from IVAS and online advertising. We derived 72.7%, 85.7% and 91.0% of our total net revenues from IVAS in 2011, 2012 and 2013, respectively, with online advertising accounting for the remainder of our revenues. Revenues from IVAS are primarily generated through online music and entertainment, online games and other services on our platform. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com and YY Client. We expect to derive an increasing portion of our revenues from IVAS in the future. This trend may pose new challenges to us, including, for example, the need to develop more popular products and services in response to user demand and the need to recruit and retain talented personnel for technology and product development purposes. IVAS revenues depend on the growth of online music and entertainment, the popularity of the online games on our platform and the growth of other types of channels or activities for which IVAS are available.

        We began our operations in 2005 by launching Duowan.com, a popular online web portal hosting game media content. We have grown significantly in recent years, developing and introducing YY Client in 2008 and making YY Client available for mobile users through Mobile YY in September 2010. Our total net revenues increased from RMB319.7 million in 2011 to RMB820.0 million in 2012 and to RMB1,823.5 million (US$301.2 million) in 2013. We had a net loss of RMB83.2 million in 2011, and in 2012 and 2013, we had a net income of RMB89.2 million and RMB477.7 million (US$78.9 million), respectively.

Discussion of Selected Statements of Operations Items

Revenues

        In the years ended December 31, 2011, 2012 and 2013, we had derived our revenues from IVAS and online advertising. Our IVAS revenues are primarily comprised of revenues from the paying users of online music and entertainment, online games and, to a lesser degree, our membership subscriptions and live game broadcasting. Our online advertising revenues primarily consist of revenues from the sale of online advertising in various formats primarily on Duowan.com and YY Client. We expect that in the future, as is the case in 2013, an increasing portion of our revenues will be derived from non-game IVAS revenues, including revenues from in-channel virtual items sold on our platform, such as virtual flowers and gifts for use in various channels, as well as other online products and services.

        The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Total net revenues:(1)
IVAS:
Online music and entertainment	52,854	16.5	286,446	34.9	852,885	140,887	46.8
Online games	165,933	51.9	332,287	40.5	602,111	99,462	33.0
Others	13,589	4.3	83,655	10.2	205,212	33,899	11.2
Online advertising	87,279	27.3	117,643	14.4	163,260	26,969	9.0
Total	319,655	100.0	820,031	100.0	1,823,468	301,217	100.0

(1)
Revenues are presented net of rebates and discounts.

        IVAS revenues.    We generate IVAS revenues from (i) the sales of in-channel virtual items used on our online music and entertainment channels, (ii) the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platform and (iii) other revenues, including membership subscription fees and in-channel virtual items used for live game broadcasting. Users access channels and play online games free of charge, but are charged for purchases of virtual items.

        The most significant factors that directly affect our IVAS revenues include the increase in the number of our paying users and ARPU:

  •
  The number of paying users.  We had approximately 1.4 million, 2.4 million and 3.2 million paying users in 2011, 2012 and 2013, respectively. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platform at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform.

  •
  ARPU.  Our ARPU for IVAS was approximately RMB164.3, RMB296.5 and RMB525.2 (US$86.8) in 2011, 2012 and 2013, respectively. ARPU is calculated by dividing our total revenues from IVAS during a given period by the number of paying users for that period. As we begin to generate revenues from an increasing variety of IVAS, our ARPU may fluctuate from period to period due to the mix of IVAS purchased by our paying users.

        Other significant factors that directly or indirectly affect our IVAS revenues include:

  •
  our ability to increase our popularity by offering new and attractive products and services that allow us to monetize our platform;

  •
  our ability to attract and retain a large and engaged user base; and

  •
  our ability to attract and retain third party game developers and service providers as well as certain popular performers and channel owners.

        We expect that the portion of our revenues from IVAS derived from the sales of non-game virtual items and services will continue to increase as we capitalize on monetization opportunities. We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels. The percentage of our total net revenues attributable to virtual items sold on our online music and entertainment channels increased from 16.5% in 2011 to 34.9% in 2012 and further to 46.8% in 2013.

        The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play. We have historically derived a significant portion of our revenues from a limited number of popular online games, primarily through selling in-game virtual items for these games. A majority of our popular online games are developed by third party game developers under revenue-sharing arrangements that typically last one to two years. We derive an increasingly lower percentage of our revenues from online games as a whole, as we expect to monetize other non-game aspects of the YY platform, such as online music and entertainment.

        Online advertising revenues.    We also offer a wide range of online advertising formats and solutions. We enter into advertising contracts with both advertisers and advertising agencies. In 2011, 2012 and 2013, a vast majority of our online advertising revenues were derived from pay-for-time arrangements under which we charge advertisers depending on the duration of display for an advertisement or a series of advertisements.

Cost of Revenues

        Cost of revenues consists primarily of (i) revenue sharing fees and content costs, (ii) bandwidth costs, (iii) salary and welfare, (iv) business tax and surcharges, (v) depreciation and amortization, (vi) payment handling costs and (vii) share-based compensation. We anticipate that revenue sharing fees and content costs paid to performers, channel owners and content providers will increasingly contribute to our cost of revenues. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our revenue-generating services.

        Revenue sharing fees and content costs.    Our revenue sharing fees and content costs paid to performers, channel owners and content providers increased from RMB6.8 million in 2011 to RMB109.3 million in 2012 and further increased to RMB444.1 million (US$73.4 million) in 2013. We also incurred a non-recurring cost in 2013 due to our partnership with Hunan Satellite Television Station in the 2013 Happy Boy Show, a popular entertainment show in China. We expect our revenue sharing fees and content costs to increase as we continue to expand our IVAS offerings.

        Bandwidth costs.    Our bandwidth costs increased from RMB75.1 million in 2011, to RMB145.0 million in 2012 and further increased to RMB203.2 million (US$33.6 million) in 2013. We expect bandwidth costs to increase as our user base continues to expand and as online music and entertainment and other video-related services become more popular in the future.

        Salary and welfare.    Our salary and welfare costs increased from RMB33.4 million in 2011 to RMB50.0 million in 2012, and further increased to RMB88.5 million (US$14.6 million) in 2013. We expect our salary and welfare costs to increase as we continue to hire additional employees in line with the expansion of our business.

        Business tax and surcharges.    Our business tax and surcharges increased from RMB16.5 million in 2011 to RMB30.0 million in 2012, and further increased to RMB47.8 million (US$7.9 million) in 2013.

        Depreciation and amortization.    Our depreciation and amortization increased from RMB12.0 million in 2011 to RMB25.8 million in 2012, and further increased to RMB37.1 million (US$6.1 million) in 2013. We expect depreciation and amortization to increase as we continue to expand our operations and purchase servers and other equipment or intangibles directly related to the operating of our platform and business.

        Payment handling costs.    Our payment handling costs increased from RMB9.3 million in 2011 to RMB22.8 million in 2012, and further increased to RMB25.0 million (US$4.1 million) in 2013. We expect payment handling costs to increase as we continue to grow our paying users and expand our paid service offerings.

        Share-based compensation.    Our share-based compensation allocated to the cost of revenues decreased from RMB15.4 million in 2011 to RMB8.4 million in 2012 and then increased to RMB9.9 million (US$1.6 million) in 2013.

Operating Expenses

        Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the years indicated, both in absolute amounts and as percentages of our total net revenues. We expect our operating expenses to generally increase in absolute amount and decrease as percentage of total net revenues in the near future.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	106,804	33.4	176,725	21.6	267,005	44,106	14.6
Sales and marketing expenses	13,381	4.2	16,954	2.1	24,955	4,122	1.4
General and administrative expenses	118,241	37.0	109,788	13.4	200,554	33,129	11.0

Total operating expenses	238,426	74.6	303,467	37.1	492,514	81,357	27.0

Research and Development Expenses

        Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premise and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2013, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for Mobile YY to reach more users.

Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of salaries, benefits and commissions for our sales and marketing personnel, share-based compensation expenses and advertising and promotion expenses. Our sales and marketing expenses generally increased over the past three years ended December 31, 2013, primarily reflecting increased promotional activities and increased commissions for our sales and marketing personnel as our advertising revenues increased. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to increase our spending on promotional activities.

General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and benefits, including share-based compensation for our general and administrative personnel, allowance for doubtful receivables, professional service fees, legal expenses and other administrative expenses. Our general and administrative expenses generally increased over the past three years ended December 31, 2013 as our business expanded, primarily due to the hiring of additional management and administrative staff and increase in share-based compensation expenses. We expect our general and administrative expenses to increase in the future as our business grows.

Share-based Compensation Expenses

        Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Research and development expenses	31,672	35,441	39,587	6,539
Sales and marketing expenses	1,336	884	1,318	218
General and administrative expenses	86,544	55,619	66,331	10,957

Total	119,552	91,944	107,236	17,714

        We grant stock-based award such as, but not limited to, share options, restricted shares, restricted share units and warrants to eligible employees, officers, directors, and non-employee consultants. Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards, which are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period in which the service is provided.

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

Taxation

Cayman Islands

        According to our Cayman Islands counsel, Conyers Dill & Pearman (Cayman) Limited, Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

        As Duowan BVI is a BVI business company subject to the provisions of the BVI Business Companies Act 2004 (as amended), it is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by Duowan BVI to persons who are not persons resident in the BVI).

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

Hong Kong

        The Company's subsidiary registered in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

PRC

        Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and consolidated affiliated entities operating in the PRC. Prior to January 1, 2008, companies established in the PRC were generally subject to EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the PRC National People's Congress promulgated the New EIT Law, which became effective on January 1, 2008. These subsidiaries and VIEs are subject to new EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that Guangzhou Huaduo can enjoy for the periods reported as a result of its qualification as a high and new technology enterprise. Furthermore, Guangzhou Huanju Shidai has been qualified as a software enterprise since 2013, and is entitled to a two-year exemption from EIT followed by three years at 50% tax reduction starting from the first profit-making year.

        According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Guangzhou Huaduo and Zhuhai Duowan have claimed such Super Deduction for the periods reported. In addition, Guangzhou Huanju Shidai and Beijing Huanju Shidai started to claim such Super Deduction since 2013.

        In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC is subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from our PRC subsidiaries and consolidated affiliated entities to us and our subsidiaries outside the PRC. We do not have any present plan to pay out the retained earnings in the PRC subsidiaries and PRC consolidated affiliated entities in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business. Accordingly, no such WHT has been accrued.

        Our PRC subsidiaries and PRC consolidated affiliated entities are subject to business taxes or value added tax and related surcharges. On January 1, 2012, the State Administration of Taxation officially launched a pilot value added tax reform program, or Pilot Program, applicable to businesses in selected industries. Taxable income derived from the businesses in the Pilot Program is subject to value added tax in lieu of business tax. Prior to the Pilot Program, revenues from IVAS and advertising revenues were subject to business tax at rates of 3% and 5%, respectively. After the launch of Pilot Program, revenues from IVAS are subject to 3% business tax except that online game revenues are subject to 6% VAT, while advertising revenues are subject to 6% VAT. Surcharges are calculated based on 12% of the monthly business taxes and VAT payable for 2011, 2012 and 2013. Business taxes and related surcharges during 2011, 2012 and 2013 were RMB16.5 million, RMB30.0 million and RMB47.8 million (US$7.9 million), respectively.

        For more information on PRC tax regulations, see "PRC Regulation—Regulation on Tax."

Critical Accounting Policies

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from these estimates. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment.

Revenue Recognition and Deferred Revenue

        We generate revenues from IVAS and online advertising. Revenues from IVAS are generated based on the revenue-sharing with game developers for direct purchase and conversion of game tokens, sales of virtual items in online games, online music and entertainment and other channels, and membership subscription fees, as well as other IVAS. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com and YY Client. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as describe below.

IVAS

        We offer our IVAS on our platform, including online music and entertainment, online games and membership. Users can play online games and participate in our online music and entertainment through our platform free of charge, but they are charged when they purchase virtual items. In addition, users who subscribe to our membership program pay monthly fees in order to enjoy certain functions and privileges unavailable to other users. We operate a virtual currency system under which our users can directly purchase our virtual currency, game tokens and virtual items on our platform's online community channels or pay membership subscription fees via third-party payment systems, including payments using mobile phones and internet debit/credit card payments. Our virtual currency can be used to (a) convert into game tokens that can be used to purchase virtual items in online games, (b) purchase virtual items in channels on our platform, or (c) pay membership subscription fees. Virtual currency sold but not yet consumed by the users is recorded as "advances from users" and, upon being converted or used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below:

Online music and entertainment revenue

        We create and offer virtual items to be used by users on our online music and entertainment channels that we operate and maintain. The virtual items are offered free of charge or at different specified prices. Online music and entertainment revenue consists of sales of virtual items. Users purchase consumable virtual items from us and present them to performers to show support for their favorite performers or time-based virtual items which provide users with recognized status, such as priority speaking rights or special symbols on the music channels for a specific period of time. In order to attract user traffic, we share a portion of the revenues we derive from such in-channel virtual item sales on online music and entertainment channels with certain popular performers and channel owners, who have entered into revenue sharing arrangements with us. We account for such shared revenues as cost of revenues. Performers and channel owners who do not have such revenue sharing arrangements with us are not entitled to share any revenue derived from the virtual items sold. We do not recognize any revenue from offering free virtual items and do not share any revenue with performers or channel owners when free virtual items are presented to performers by our users. Accordingly, online music and entertainment revenue is recognized for the sale of virtual items sold in online music and entertainment channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year. We do not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When our users purchase multiple virtual items bundled within the same arrangement, we evaluate such arrangements under ASC 605-25 Multiple-Element Arrangements. We identify individual elements under the arrangement and determine if such elements meet the criteria to be accounted for as separate units of accounting. We allocate the arrangement consideration to separate units of accounting based on their relative selling price. The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence, or VSOE, (2) third party evidence, or TPE, and (3) best estimate of selling price, or BESP. Given that the VSOE of the selling price cannot be determined, we have adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. We determine the fair values of virtual items sold in a bundle based on similar products sold separately on the YY platform based on the TPE of selling price and determine the fair values of virtual items without similar products sold separately on the YY platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on the estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis. These estimates are generally determined based on pricing strategies, market factors and strategic objectives. We recognize revenue for each virtual item element in accordance with the applicable revenue recognition method.

Online game revenue

        Users play online games on our website free of charge, but they are charged for purchases of in-game virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Currently, these online games on our platform that contribute to IVAS revenues are primarily web games. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the user's account over the life of the online games.

        We recognize revenues when recognition criteria defined under U.S. GAAP are satisfied. For purposes of determining when the service has been provided, we have determined that there is an implied obligation from us to the paying user to continue providing access to the games such that the users can utilize the virtual items purchased by game tokens. Game players need to log on and access the games through our platform because their virtual currency, game tokens, virtual items, and game history are specific to our game accounts and are non-transferable to other platforms. To purchase in-game virtual items, our users can either charge their game accounts by purchasing game tokens, or virtual currency from our platform, which are convertible into game tokens based on a predetermined exchange rate agreed among us and the relevant game developers.

        The proceeds from the purchase of our virtual currency is recorded as an "advance from customers," representing prepayments received from users in the form of our virtual currency but not yet converted into game specific tokens. Upon the conversion into a game token from our virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between us and the relevant game developer based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. Our portion, net of the game developer's entitled consideration, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert our virtual currency into game tokens or purchase game tokens unless they plan to purchase in-game virtual items shortly thereafter.

        We generate revenues from offering online games developed by both third parties and by ourselves. The majority of online game revenues have been derived from third party developed games.

Third party developed games

        Pursuant to contracts signed between us and the respective game developers, revenues from the sale or conversion of game tokens to be used for the purchase of in-game virtual items derived from online games developed by third parties are shared between us and the game developers based on a pre-agreed ratio for each game. These revenue-sharing arrangements typically last for a range of one year to two years.

        The third party developed games under non-exclusive licensing contracts are maintained and updated by the game developers. We mainly engage in certain standard promotional activities that include providing access to the platform, announcing new games to users on the platform, and occasionally advertising on the YY platform. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether we act as the principal in offering services to the game players or as agent in the transaction, and the specific requirements of each contract. We determined that for third party developed games, the third party game developers are the principal given that the game developers design and develop the game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game content and virtual items. Accordingly, we record online game revenue, net of the pre-agreed portion of revenue attributable to the game developers.

        Given that third party developed games are managed and administered by the third party game developers, we do not have access to the data on the consumption details such as when a game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, we maintain historical data on the timing of the conversion of our virtual currency into game-specific tokens and the amount of game tokens purchased. We believe that our performance for, and obligation to, the game developers correspond to the game developers' services to the users. We have adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship with us on a game-by-game basis, which are approximately one to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship with us may change in the future.

        When we launch a new game, we estimate the user relationship based on other similar types of games in the market until the new game establishes its own history. We also consider the game's profile, attributes, target audience, and its appeal to players of different demographic groups in estimating the user relationship period.

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

Other IVAS revenue

        Other IVAS revenue mainly represents revenue from membership subscription fees and revenue from the sale of other items on the YY platform. We launched our membership program where subscription members can have enhanced user privileges when using YY Client. The membership fee is collected up-front from each subscriber. The receipt of the revenue is initially recorded as deferred revenue, and revenue is recognized ratably over the period the subscription services are rendered. Unrecognized portion beyond 12 months from the balance sheet date is classified as long-term deferred revenue.

        Revenue from sales of virtual items in various channels is recognized on item basis, which is consistent with the revenue recognition policies in our online music and entertainment revenue stream.

Advertising revenues

        Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on Duowan.com and YY Client in different formats over a particular period of time. Such formats generally include but are not limited to banners, text-links, videos, logos, and buttons. Advertisements on our platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

        We enter into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. A typical contract term would range from one to three months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within six months.

        Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on relative selling price method and recognize revenue for the different elements over their respective display periods. We determine the fair values of different advertising elements based on our best estimate of selling prices of each advertisement within the contract, taking into consideration our standard price list and historical discounts granted. We recognize revenue on the elements delivered and defer the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

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

Transactions with advertisers

        We also enter into advertisement contracts directly with advertisers. Under these contracts, similar to transactions with third party advertising agencies, we recognize revenue ratably as the elements are delivered over the contractual periods of display. The terms and conditions, including price, are fixed according to the relevant advertising contract. We also perform a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

Advances from customers and deferred revenue

        Advances from customers primarily consist of (i) prepayments from users in the form of our virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above, (ii) prepayments from sub-licensees for obtaining operation rights of certain online games over a period of time, and (iii) prepayments from advertising agencies and advertisers. Deferred revenue primarily consists of the unamortized revenue from game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in our online music and entertainment channels, where there is still an implied obligation to be provided by us which will be recognized as revenue when all of the revenue recognition criteria are met.

Accounts receivable, net

        Accounts receivable are presented net of allowance for doubtful accounts. We use specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance would be required.

        We review on a periodic basis for doubtful accounts based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability.

Consolidation

        Our consolidated financial statements include the financial statements of our company, our subsidiaries, variable interest entities ("VIEs") and VIE's subsidiary for which we or our subsidiaries are the primary beneficiaries. All transactions and balances among our company, subsidiaries, VIEs and VIE's subsidiary have been eliminated upon consolidation.

        A subsidiary is an entity in which our company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors or to cast a majority vote at each meeting of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the entity's shareholders or equity holders.

        A VIE is an entity in which our company, or one of our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore our company or one of our subsidiaries is the primary beneficiary of the entity. In determining whether our company or our subsidiaries are the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIE's economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

        Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. We conduct our operations in China primarily through a series of contractual arrangements entered into among Beijing Huanju Shidai, our PRC subsidiary, Guangzhou Huaduo and Beijing Tuda, as well as Guangzhou Huaduo and Beijing Tuda's shareholders. Based on our evaluations of the relationships between us and Beijing Tuda and Guangzhou Huaduo, the economic benefit flow of contractual arrangements made with them, as well as the controls conferred to us through these contractual arrangements enacted, we consider, through Beijing Huanju Shidai, we exercise effective control over Guangzhou Huaduo and Beijing Tuda, receive substantially all of their economic benefits and residual returns, and absorb substantially all the risks and expected losses from these two companies as if we were their sole shareholder. We also have an exclusive option to purchase all of the equity interests in each of Beijing Tuda and Guangzhou Huaduo when and if PRC law permits so and also the exclusive right to require any nominee shareholder of Beijing Tuda or Guangzhou Huaduo to transfer its interest in them to any person designated by us. For a detailed description of these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda." Based on our evaluation, we consider each of Beijing Tuda and Guangzhou Huaduo to be our VIE. Beijing Huanju Shidai, our wholly owned subsidiary in China, is the primary beneficiary of our VIEs; therefore, we consolidate the results of Beijing Tuda and Guangzhou Huaduo in our consolidated financial statements under U.S. GAAP.

        As advised by our PRC counsel, Fangda Partners, the contractual arrangements among Beijing Huanju Shidai and Beijing Tuda and its shareholders and the contractual arrangements among Beijing Huanju Shidai and Guangzhou Huaduo and its shareholders, governed by PRC law, are valid, binding and enforceable, and do not violate PRC laws currently in effect. However, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to control Beijing Tuda and Guangzhou Huaduo, we may be precluded from consolidating these companies in the future.

Share-based compensation

        We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares and restricted share units granted to employees and non-employees, share-based awards granted to our chief executive officer and chairman and share-based awards granted in relation to our acquisition of NeoTasks Inc. The details of these share-based awards and the respective terms and conditions are described in "Share-based compensation" in Note 19 to our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, which are included elsewhere in this annual report on Form 20-F.

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

        Nevertheless, a number of our outstanding employee share-based awards relating to stock options granted to employees and non-employees, or the Pre-2009 Scheme Options, prior to the adoption of our 2009 Scheme had been subject to past practices of repurchases in conjunction with our preferred shares and common share issuance made to our shareholders and investors, details of which are described in "Share-based compensation" in Note 19 to our audited consolidated financial statements which are included elsewhere in this annual report.

        Upon the negotiation and occurrence of our repurchase of certain outstanding share-based awards in November 2009, the details of which are set out in "Share-based compensation" in Note 19 to our audited consolidated financial statements which are included elsewhere in this annual report, we considered it probable for holders of the Pre-2009 Scheme Options to develop an expectation that we might continue to repurchase their vested options in the future. As a result, such past practices result in a constructive obligation of ours. Such initially equity-classified awards were considered to have been tainted and they began to be reflected as a stock compensation liability on our consolidated balance sheets, commencing on the date when the definitive agreement on the repurchase was reached with the respective holders of the instruments in 2009. In the case of any future repurchases, the repurchase price of these awards would be determined by our board of directors with reference to valuation results regarding the fair value of our common shares prevailing at the time of repurchase and therefore it was not determinable until the date of repurchase.

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

        We engaged an independent valuation firm to assist us in our determination of the fair value of our share options as of each grant date and each re-measurement date. However, our management is ultimately responsible for such determination.

        In determining the value of share options, we have used the binomial option pricing model to determine the fair value of equity-classified awards on grant dates and liability-classified awards on re-measurement dates. Under this option pricing model, certain assumptions are required. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognized in our consolidated financial statements.

        The key assumptions used in valuation of the options for re-measurement date fair values in 2011 are summarized in the following table:

RMB
Risk-free interest rate(1)	3.34%-4.01%
Exercise multiple(2) (times)	2.2
Expected term(3) (years)	6-8
Expected volatility(4)	53.06%-55.34%
Expected dividend yield(5)	—

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

(5)
Neither Duowan BVI nor our company has a history or the expectation of paying dividends on its common shares. The expected dividend yield was estimated based on our expected dividend policy over the expected term of the option.

        Upon the completion of the initial public offering, the share options granted to a non-employee were remeasured at the stock price of our common share. All share options granted to the non-employee were exercised in 2013.

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

        However, a number of our outstanding warrants/restricted shares had been subject to practices of repurchases in conjunction with our preferred share and common share issuance made to our shareholders and investors, details of which are described in "Share-based compensation" in Note 19 to our audited consolidated financial statements which are included elsewhere in this annual report.

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

        The following table sets forth certain information regarding the restricted shares granted to our employees and non-employees at different dates.

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

        The following table sets forth certain information regarding the restricted share units granted to our employees in 2011, 2012 and 2013 with share and per share information.

Grant Date	Restricted Shares Units Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
		(US$)
September 16, 2011	9,097,000	1.0630	Contemporaneous/ DCF(1)
January 1, 2012	1,668,000	1.0869	Contemporaneous/ DCF(1)
March 31, 2012	6,597,921	1.1153	Contemporaneous/ DCF(1)
July 15, 2012	533,000	1.1284	Contemporaneous/ DCF(1)
September 1, 2012	6,151,300	1.1146	Contemporaneous/ DCF(1)
September 30, 2012	650,000	1.1437	Contemporaneous/ DCF(1)
November 7, 2012	195,000	0.5250	Contemporaneous/ Stock price(2)
November 21, 2012	2,500,000	0.5250	Contemporaneous/ Stock price(2)
March 31, 2013	1,009,000	0.8450	Contemporaneous/ Stock price(2)
April 18, 2013	43,489	0.7855	Contemporaneous/ Stock price(2)
April 30, 2013	26,943,500	0.8720	Contemporaneous/ Stock price(2)
May 23, 2013	120,000	1.2065	Contemporaneous/ Stock price(2)
July 19, 2013	1,802,000	1.8090	Contemporaneous/ Stock price(2)
October 1, 2013	50,000	2.4045	Contemporaneous/ Stock price(2)
November 1, 2013	48,000	2.4875	Contemporaneous/ Stock price(2)

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

        We recognized these awards as employee share-based compensation Awards using fair value of the awards on the grant date. The compensation expense for the restricted shares held by Mr. David Xueling Li was fully recognized and the compensation expense for the restricted shares held by Mr. Jun Lei was recognized over the requisite service period using the graded vesting method. Upon the completion of the initial public offering, defined as an "Accelerated Event", the restricted shares granted to the Chairman was fully vested and all remaining compensation expenses were recognized immediately.

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

        We believe that the determinations of the fair market value of our common shares were fair and reasonable at the times they were made. Our board of directors' methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Private-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid.

        See "—Fair value of our common shares" for more details.

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

        Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being the discounted cash flow method. There are inherent limitations in any estimation technique and a minor change in the assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, shareholders' equity and net income or loss.

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

Impairment of investment, long-lived assets and intangible assets

        The carrying amounts of investment, long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. RMB1.9 million of impairment of investments was recognized for the years ended December 31, 2011, RMB0.6 million of impairment of intangible assets was recognized for the year ended December 31, 2012, and RMB0.9 million (US$0.15 million) of impairment of investments was recognized for the year ended Decemer 31, 2013.

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

        We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2011, 2012 and 2013, a total valuation allowance of RMB1.9 million, RMB4.2 million and RMB22.2 million (US$3.7 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

        We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. The interest and penalties associated with tax positions for the years ended December 31, 2011 2012 and 2013 was zero. As of December 31, 2011, 2012 and 2013, we had no significant unrecognized uncertain tax positions.

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

        Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gains (losses), net in the consolidated statements of operations and comprehensive income (loss).

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
	(US$)
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

        Since our initial public offering, the fair value of our common shares is based on the closing prices of our publicly traded shares.

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

        A discount for lack of marketability, or DLOM, was also applied to reflect the fact there was no ready public market for our shares as we were a closely held private company. DLOM was quantified using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the common shares.

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

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly since our inception. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Total net revenues(1)	319,655	100.0	820,031	100.0	1,823,468	301,217	100.0
IVAS:
Online music and entertainment	52,854	16.5	286,446	34.9	852,885	140,887	46.8
Online games	165,933	51.9	332,287	40.5	602,111	99,462	33.0
Others	13,589	4.3	83,655	10.2	205,212	33,899	11.2
Online advertising	87,279	27.3	117,643	14.3	163,260	26,969	9.0

Cost of revenues	(182,699)	(57.2)	(416,133)	(50.7)	(881,999)	(145,696)	(48.4)

Gross profit	136,956	42.8	403,898	49.3	941,469	155,521	51.6

Operating expenses
Research and development expenses	(106,804)	(33.4)	(176,725)	(21.6)	(267,005)	(44,106)	(14.6)
Sales and marketing expenses	(13,381)	(4.2)	(16,954)	(2.1)	(24,955)	(4,122)	(1.4)
General and administrative expenses	(118,241)	(37.0)	(109,788)	(13.4)	(200,554)	(33,129)	(11.0)

Total operating expenses	(238,426)	(74.6)	(303,467)	(37.0)	(492,514)	(81,357)	(27.0)

Other income	1,982	0.6	2,465	0.3	27,078	4,473	1.5

Operating (loss) income	(99,488)	(31.1)	102,896	12.5	476,033	78,637	26.1

Gain on disposal of an equity investment	—	—	651	0.1	—	—	—
Gain on disposal of a cost investment	—	—	2,351	0.3	—	—	—
Foreign currency exchange gains (losses) , net	14,143	4.4	(4,153)	(0.5)	29,555	4,882	1.6
Interest income	4,890	1.5	16,316	2.0	60,221	9,948	3.3

(Loss) income before income tax expenses	(80,455)	(25.2)	118,061	14.4	565,809	93,467	31.0

Income tax expenses	(1,343)	(0.4)	(29,041)	(3.5)	(89,951)	(14,859)	(4.9)

(Loss) income before share of loss (income) in equity method investments, net of income taxes	(81,798)	(25.6)	89,020	10.9	475,858	78,608	26.1

Share of (loss) income in equity method investment, net of income taxes	(1,358)	(0.4)	157	0.0	1,869	309	0.1

Net (loss) income attributable to YY Inc.	(83,156)	(26.0)	89,177	10.9	477,727	78,917	26.2

(1)
Net of rebates and discounts.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Net Revenues.    Our net revenues increased by 122.4% from RMB820.0 million in 2012 to RMB1,823.5 million (US$301.2 million) in 2013. This increase was primarily due to the increased contribution of revenues from online music and entertainment and increases in our online game revenues as well as other sources including our membership program and live game broadcasting, and to a lesser extent, an increase in our online advertising revenues.

        IVAS revenues.    Our IVAS revenues, which consisted of revenues from online music and entertainment, online games as well as other sources, increased by 136.4% from RMB702.4 million in 2012 to RMB1,660.2 million (US$274.2 million) in 2013. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 2.4 million in 2012 to 3.2 million in 2013. Our ARPU for IVAS increased from RMB296.5 in 2012 to RMB525.2 (US$86.8) in 2013. The increase in paying users and ARPU were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platform; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract third party game developers and service providers as well as certain popular performers and channel owners.

        Revenues from online music and entertainment increased by 197.7% from RMB286.4 million for 2012 to RMB852.9 million (US$140.9 million) for 2013. In addition to the increase in the number of paying users and ARPU, the increase in revenues from online music and entertainment was also due to the increasing popularity of online music and entertainment. Our paying users for online music and entertainment increased from approximately 845,000 for 2012 to 1,748,000 for 2013. The increasing popularity of online music and entertainment is primarily due to the increased number of activities we hosted.

        Revenues from online games increased by 81.2% from RMB332.3 million in 2012 to RMB602.1 million (US$99.5 million) in 2013. This increase was primarily attributable to an increase in the attractiveness of our online game platform and the popularity of the online games we offer. Our paying users for online games increased from approximately 966,000 for 2012 to 1,308,000 for 2013. The number of online games we operated as of December 31, 2012 was 73 as compared to 126 as of December 31, 2013.

        Other IVAS revenues, which primarily consisted of revenues from membership subscription fees and live game broadcasting, increased by 145.3% from RMB83.7 million in 2012 to RMB205.2 million (US$33.9 million) in 2013. This increase was primarily due to an increase in the number of users who subscribed to our membership program and an increase in the popularity of live game broadcasting.

        Online advertising revenues.    Our online advertising revenues increased by 38.8% from RMB117.6 million in 2012 to RMB163.3 million (US$27.0 million) in 2013. This increase was primarily due to the increasing popularity of Duowan.com and YY Client.

        Cost of Revenues.    Our cost of revenues increased by 112.0% from RMB416.1 million in 2012 to RMB882.0 million (US$145.7 million) in 2013. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB444.1 million (US$73.4 million) in 2013, representing a 306.4% increase from RMB109.3 million in 2012. This increase in revenue sharing fees and content costs was primarily due to higher levels of user engagement and spending. We also incurred a non-recurring cost in 2013 due to our partnership with Hunan Satellite Television Station in the 2013 Happy Boy Show. Bandwidth costs increased 40.1% from RMB145.0 million in 2012 to RMB203.2 million (US$33.6 million) in 2013 to support our growing business operations. In addition, salary and welfare costs increased 76.9% from RMB50.0 million in

2012 to RMB88.5 million (US$14.6 million) in 2013, mainly due to our hiring of additional employees to serve our rapidly expanding user base.

        Operating Expenses.    Our operating expenses increased by 62.3% from RMB303.5 million in 2012 to RMB492.5 million (US$81.4 million) in 2013, primarily due to an increase in general and administrative expenses as well as research and development expenses, which was associated with the general growth of our business operations, our commitment to research and development and the advancements in our technology development.

        Research and development expenses.    Our research and development expenses increased by 51.1% from RMB176.7 million in 2012 to RMB267.0 million (US$44.1 million) in 2013. This increase was primarily due to an increase in salaries and other benefits for research and development personnel, which was in turn mainly driven by an increase in the number of our research and development staff, especially engineers, which accounts for approximately 53.9% of our total number of employees in 2013.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 47.2% from RMB17.0 million in 2012 to RMB25.0 million (US$4.1 million) in 2013. This increase was primarily due to an increase in salaries and other benefits for sales and marketing personnel and an increase in our spending on promotional activities we hosted.

        General and administrative expenses.    Our general and administrative expenses increased by 82.7% from RMB109.8 million in 2012 to RMB200.6 million (US$33.1 million) in 2013. This increase was primarily due to an increase in salaries and other benefits for general and administrative personnel, which was in turn mainly driven by an increase in the number of our general and administrative staff. In addition, share-based compensation allocated to general and administrative expenses increased from RMB55.6 million in 2012 to RMB66.3 million (US$11.0 million) in 2013.

        Foreign Currency Exchange Gains (Losses).    We had net foreign currency exchange gains of RMB29.6 million (US$4.9 million) in 2013, compared to a net foreign currency exchange losses of RMB4.2 million in 2012. This increase was primarily due to the fact that the proceeds from our initial public offering were converted from U.S. dollars into Renminbi in the fourth quarter of 2012 and appreciation of Renminbi against U.S. dollars.

        Interest Income.    Our interest income increased from RMB16.3 million in 2012 to RMB60.2 million (US$9.9 million) in 2013. This increase was primarily due to higher levels of cash on hand and short-term deposits, partly as a result of depositing cash generated from our operations, and a portion of the proceeds from our initial public offering in November 2012.

        Income Tax Expenses.    We recorded income tax expenses of RMB29.0 million in 2012 compared to RMB90.0 million (US$14.9 million) in 2013. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

        Net Income.    As a result of the foregoing, we had a net income of RMB477.7 million (US$78.9 million) in 2013 as compared to a net income of RMB89.2 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Net Revenues.    Our net revenues increased by 156.5% from RMB319.7 million in 2011 to RMB820.0 million in 2012. This increase was primarily due to increases in our online game revenues and the increased contribution of revenues from online music and entertainment, which was officially launched in March 2011 as well as other sources including our membership program, which was launched in October 2011, and to a lesser extent, an increase in our online advertising revenues.

        IVAS revenues.    Our IVAS revenues, which consisted of revenues from online music and entertainment and online games as well as other sources, increased by 202.3% from RMB232.4 million in 2011 to RMB702.4 million in 2012. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 1.4 million in the year ended December 31, 2011 to 2.4 million for the year ended December 31, 2012. This increase in paying users was attributable to (i) a significant increase in the number of average monthly active users from 51.9 million in the three months ended December 31, 2011 to 69.7 million in the three months ended December 31, 2012, (ii) an increase in the number of web games we operated and therefore the volume of new virtual items a user may purchase and (iii) the official launch and increasing popularity of online music and entertainment and the introduction of our membership program. Our ARPU for IVAS increased from RMB164.3 in 2011 to RMB296.5 for 2012.

        Revenues from online music and entertainment increased from RMB52.9 million for 2011 to RMB286.4 million for 2012. In addition to the increase in paying users and ARPU, the increase in revenues from online music and entertainment was also due to the increasing popularity of online music and entertainment since its official launch in March 2011. The increasing popularity of online music and entertainment is attributable to several factors: (a) in June 2011, we began paying certain popular performers and channel owners on online music and entertainment, which attracted more talented performers and channel owners to our platform and resulted in greater performer and channel owner participation on YY channels, which in turn led to higher attendance in YY channels, more loyal audiences and more paying users; (b) we have expanded the range of virtual item offerings on our online music and entertainment since its inception, and these virtual items now include flowers, glow sticks, beer and chocolate, and (c) we launched video functionalities in online music and entertainment channels in the first quarter of 2012, which helped further enhance the attractiveness of online music and entertainment to users. We believe that the combination of higher audience participation, a growing range of appealing virtual items offered and enhanced functionalities on online music and entertainment have all contributed to the increased revenues generated from the sale of virtual items on our online music and entertainment channels. Our paying users for online music and entertainment increased from approximately 405,000 for the year ended December 31, 2011 to 845,000 for the same period in 2012.

        Revenues from online games, all from web games, increased by 100.3% from RMB165.9 million in 2011 to RMB332.3 million in 2012. The number of online games we hosted increased from 45 as of December 31, 2011 to 73 as of December 31, 2012. Our paying users for online games increased from approximately 871,000 for the year ended December 31, 2011 to 966,000 for the year ended December 31, 2012.

        Other IVAS revenues, which primarily consisted of revenues from membership subscription fees and in-channel activities increased from RMB13.6 million in 2011 to RMB83.7 million in 2012. This increase was primarily attributable to an increase in the number of users who subscribed to our membership program and paid the monthly subscription fee; we had approximately 508,000 such members as of December 31, 2012.

        Online advertising revenues.    Our online advertising revenues increased by 34.7% from RMB87.3 million in 2011 to RMB117.6 million in 2012. This increase was primarily attributable to an increase in the average revenue per advertiser which increased from approximately RMB623,000 in 2011 to RMB871,000 in 2012. This increase was partly driven by (a) the increase in the number of our average daily unique visitors to Duowan.com from 9.9 million in December 2011 to 19.1 million in December 2012, making online advertising on Duowan.com more attractive to a larger number of online game developers as an effective way to market games to a larger audience, (b) an increase in the average prices for our advertising slots due to Duowan.com's increasing popularity, and (c) the effective efforts of our sales and marketing team in promoting advertising on Duowan.com.

        Cost of Revenues.    Our cost of revenues increased by 127.8% from RMB182.7 million in 2011 to RMB416.1 million in 2012. The increase in our cost of revenues was due in large part to increases in bandwidth costs, which increased by 93.1% from RMB75.1 million in 2011 to RMB145.0 million in 2012 and an increase in our revenue sharing fees and content costs. The increase in bandwidth costs was primarily due to (i) an increase in the amount of bandwidth required since we provided video functionality to an increasing number of our channels in 2012 and (ii) an increase in the number of average monthly active users on our platform from approximately 51.9 million in the three months ended December 31, 2011 to 69.7 million in the three months ended December 31, 2012. Our revenue sharing fees and content costs, consisting of the payments to channel owners and performers in our online music and entertainment channels and those entitled to revenue sharing in various channels activities in YY platform, such as the channel owners in live game broadcasting, and content owners of products sold in YY platform, amounted to RMB109.3 million in 2012 as our IVAS revenues from the sale of virtual items on our online music and entertainment channels increased. In addition, salary and welfare costs increased from RMB33.4 million in 2011 to RMB50.0 million in 2012, mainly due to our hiring of additional employees to serve our rapidly expanding user base. Payment handling costs increased from RMB9.3 million in 2011 to RMB22.8 million in 2012, primarily because of the higher IVAS sales and an increase in the number of users paying through third party payment channels.

        Operating Expenses.    Our operating expenses increased by 27.3% from RMB238.4 million in 2011 to RMB303.5 million in 2012, primarily due to an increase in research and development expenses, which reflected the general growth of our business operations, partially offset by a decrease in share-based compensation expenses.

        Research and development expenses.    Our research and development expenses increased by 65.4% from RMB106.8 million in 2011 to RMB176.7 million in 2012. This increase was primarily due to a significant increase in salaries and other benefits for research and development personnel, which was in turn mainly driven by an increase in our research and development staff, especially engineers, from 401 as of December 31, 2011 to 672 as of December 31, 2012. In addition, share-based compensation allocated to research and development expenses increased from RMB31.7 million in 2011 to RMB35.4 million in 2012.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 26.9% from RMB13.4 million in 2011 to RMB17.0 million in 2012. This increase was primarily due to the fact that we hosted a live celebration event on YY in July 2012 to celebrate the fourth anniversary of the launch of YY platform, leading to an increase in our sales and marketing expenses. Share-based compensation allocated to sales and marketing expenses decreased from RMB1.3 million in 2011 to RMB0.9 million in 2012.

        General and administrative expenses.    Our general and administrative expenses decreased by 7.1% from RMB118.2 million in 2011 to RMB109.8 million in 2012. This decrease was primarily due to a lower amount of share-based compensation expenses being allocated to general and administrative expenses from RMB86.5 million in 2011 to RMB55.6 million in 2012.

        Foreign Currency Exchange (Loss) Gains.    We had net foreign currency exchange loss of RMB4.2 million in 2012, compared to a net foreign currency exchange gain of RMB14.1 million in 2011. This decrease was primarily due to the fact that we converted our proceeds from our initial public offering from U.S. dollars into Renminbi and recognized an exchange loss.

        Interest Income.    Our interest income increased from RMB4.9 million in 2011 to RMB16.3 million in 2012. This increase was primarily due to higher levels of cash on hand, partly as a result of depositing the proceeds from our initial public offering in November 2012 and issuance of common shares to Tiger Global Six YY Holdings into various bank accounts.

        Income Tax Expenses.    We recorded income tax expenses of RMB1.3 million in 2011 compared to RMB29.0 million in 2012. This increase was primarily due to the higher revenues recorded by certain of our PRC subsidiaries.

        Net Income (Loss).    As a result of the foregoing, we had a net income of RMB89.2 million in 2012 as compared to a net loss of RMB83.2 million in 2011.

Inflation

        Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recently Issued Accounting Pronouncements

        In February of 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The amendments in this ASU require an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income (for example, where amounts are reclassified to inventory), an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective with prospective application for reporting periods beginning after December 15, 2012. We adopted this ASU beginning January 1, 2013 and the adoption of this ASU did not have a material impact on our consolidated financial statements.

        In March of 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." The amendments in this ASU clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated in the ASU occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of this ASU is not reasonably expected in the future to have a material impact on our consolidated financial statements.

        In March of 2013, the FASB issued ASU 2013-11, "Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists". The amendments in the ASU clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is "available" is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not reasonably expected in the future to have a material impact on the our consolidated financial statements.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

        In recent years, we have financed our operations primarily through cash flows from operations and the proceeds from our initial public offering in November 2012. We expect to require cash to fund our ongoing operational needs, particularly our revenue sharing fees and content costs, salaries and benefits, bandwidth costs and potential acquisitions or strategic investments. We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

        As of December 31, 2011, 2012 and 2013, we had RMB128.9 million, RMB504.7 million and RMB729.6 million (US$120.5 million), respectively, in cash and cash equivalents.

        The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	99,817	356,852	891,173	147,211
Net cash used in investing activities	(528,357)	(498,504)	(659,603)	(108,959)
Net cash provided by (used in) financing activities	477,882	522,740	(5,687)	(939)
Net increase in cash and cash equivalents	49,342	381,088	225,883	37,313
Cash and cash equivalents at the beginning of the year period	83,683	128,891	504,702	83,371
Effect of exchange rates change on cash and cash equivalents	(4,134)	(5,277)	(987)	(163)
Cash and cash equivalents at the end of the year period	128,891	504,702	729,598	120,521

Operating Activities

        Net cash used in or generated from operating activities consists primarily of our net loss or income mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment and deferred taxes, and adjusted by changes in operating assets and liabilities, such as accounts receivable and accrued liabilities, account payables and other payables.

        Net cash provided by operating activities amounted to RMB891.2 million (US$147.2 million) for the year ended December 31, 2013, primarily resulting from RMB2,225.4 million (US$$367.6 million) of cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB665.1 million (US$109.9 million), which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB317.6 million (US$52.5million), our payments for the lease of bandwidth of RMB197.5 million (US$32.6 million) and our general operating costs of RMB154.0 million (US$25.4 million).

        Net cash provided by operating activities amounted to RMB356.9 million for the year ended December 31, 2012, primarily resulting from RMB996.4 million of cash revenues we received from the sale of IVAS and advertisements, partially offset by our employee salaries and welfare payment of RMB244.3 million, our sales-related cash outflow of RMB169.7 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain popular performers and channel owners on our online music and entertainment, payment collection costs and business taxes, our payments for the lease of bandwidth of RMB135.4 million and our general operating costs of RMB90.1 million.

        Net cash provided by operating activities for the year ended December 31, 2011 was RMB99.8 million, primarily resulting from RMB395.8 million of cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB81.9 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, payment collection costs and business taxes, our employee salaries and welfare payment of RMB118.0 million, our payments for the lease of bandwidth of RMB71.4 million and our general operating costs of RMB24.7 million.

Investing Activities

        Net cash used in investing activities largely reflects placements of short-term deposits, purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, our investments in certain companies and purchases of intangibles assets.

        Net cash used in investing activities amounted to RMB659.6 million (US$109.0 million) in the year ended December 31, 2013. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB1,529.1 million (US$252.6 million), payments of RMB55.6 million (US$9.2 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain strategic investments of RMB58.1 million (US$9.6 million), partially offset by the maturity of short-term deposits in various banks in the amount of RMB996.0 million (US$164.5 million).

        Net cash used in investing activities amounted to RMB498.5 million in the year ended December 31, 2012. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB1,040.3 million, consideration of RMB11.7 million paid in connection with an acquisition, and payments of RMB60.9 million for the purchase of property and equipment, which mainly consisted of the purchase of servers to serve our expanded user base and, to a lesser extent, the purchase of office furniture and other office set-up related costs, partially offset by the maturity of term deposits in various banks in the amount of RMB615.3 million.

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

Financing Activities

        Net cash used in financing activities was RMB5.7 million (US$0.9 million) in 2013, primarily attributable to a portion of the listing expenses of RMB5.8 million (US$0.9 million).

        Net cash provided by financing activities was RMB522.7 million in 2012, primarily attributable to the proceeds of RMB550.6 million from our initial public offering in November 2012, partially offset by a portion of the listing expenses of RMB 27.8 million.

        Net cash provided by financing activities was RMB477.9 million in the year ended December 31, 2011, primarily attributable to proceeds from the issuance of common shares to Tiger Global Six YY Holdings, net of issuance costs, of RMB489.0 million, partially offset by our repurchase of share options in the amount of RMB11.1 million.

Capital Expenditures

        We made capital expenditures of RMB41.6 million, RMB79.4 million and RMB72.2 million (US$11.9 million) in 2011, 2012 and 2013, respectively. Our capital expenditures are primarily used to purchase computers, servers, office furniture, software, domain names and other assets. As we expand, we may move to larger offices and purchase additional office furniture and other equipment.

C. Research and Development, Patents and Licenses, Etc.

        In order to support the kind of multi-user, real-time online voice and video communications on a scale necessary for our platform, we build and develop our own network infrastructure. See "Item 4. Information on the Company—B. Business Overview—Research and Development" for a description of the research and development aspect of our business and "Item 4. Information on the Company—B. Business Overview—Intellectual Property" for a description of the protection of our intellectual property.

        Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premise and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2013, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for Mobile YY to reach more users. We incurred RMB106.8 million, RMB176.7 million and RMB267.0 million (US$44.1 million) of research and development expenses in 2011, 2012 and 2013, respectively.

D. Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' (deficit)/equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2013:

		Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	32,728	16,919	15,809	—	—

(1)
Operating lease obligations refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods.

        Our operating lease obligations decreased from December 31, 2012 to December 31, 2013 primarily because we entered into our major leases in 2011 and 2012. Most of these leases are scheduled to expire after 2014, and we have not yet renewed them beyond that date.

        Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

G. Safe Harbor

        See "Forward Looking Statements" on page 2 of this annual report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
Jun Lei	44	Chairman of the Board and Director
David Xueling Li	39	Chief Executive Officer and Director
Qin Liu	41	Director
Jenny Hong Wei Lee	41	Independent Director
Tony Bin Zhao	43	Director and Chairman of Technology Committee
Peter Andrew Schloss	53	Independent Director
Peng T. Ong	50	Independent Director
Richard Weidong Ji	46	Independent Director
David Tang	59	Independent Director
Rongjie Dong	37	General Manager of Games Department
Jin Cao	41	General Manager of Website Department
Eric He	53	Chief Financial Officer

        Mr. Jun Lei is our co-founder and has been our chairman since our inception. Mr. Lei is a co-founder and the chairman of Kingsoft Corporation Limited, a China-based software and online games company listed on the Stock Exchange of Hong Kong, and served as its chief executive officer from October 1998 to December 2007. In 2010, Mr. Lei co-founded and has since then served as the chairman of Xiaomi Corporation, a smartphone and mobile internet company in China. From April 2000 to March 2005, Mr. Lei co-founded and served as chairman of Joyo.com which, during his tenure, was sold to Amazon, becoming Amazon China. Since November 2003, Mr. Lei has served on the board of directors of Wuhan University. In addition, Mr. Lei is active in private investments and currently serves as a director or advisor in several privately held companies that he founded or invested in. Mr. Lei received his bachelor's degree in computer science from Wuhan University in 1991.

        Mr. David Xueling Li is our co-founder and has been our chief executive officer since our inception. Mr. Li is primarily responsible for our overall management, major decision-making and strategic planning, including research and development. Before founding our company, Mr. Li worked at Netease.com, Inc. from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor's degree in philosophy from Renmin University of China in 1997.

        Mr. Qin Liu has been a director of our company since June 2008. Mr. Liu has been a director of Morningside China TMT Fund I, L.P. since its formation in 2008, where he is primarily responsible for managing early-stage investments in the internet, wireless, media, entertainment and consumer services sectors in China. He also serves as a director in several non-public portfolio companies of the fund. From 2000 through 2008, Mr. Liu worked at Morningside IT Management Services (Shanghai) Co., Ltd. and established its print media business and served as publisher of The Bund, an upscale lifestyle weekly publication. Mr. Liu received a master's degree in business administration, or MBA, from China Europe International Business School in 1999 and a bachelor's degree in electrical engineering from Beijing Science & Technology University in 1993.

        Ms. Jenny Hong Wei Lee has served as our director since December 2009. Ms. Lee is a director of Pactera Technology International Ltd., a leading China-based provider of outsourced information technology and research and development services, and 21Vianet Group, Inc., a leading China-based carrier-neutral Internet data center services provider; both companies are listed on the Nasdaq Global Market. Ms. Lee is a managing director of Granite Global Ventures III L.L.C., which is a general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. From 2002 to 2005, Ms. Lee served as a vice president of JAFCO Asia. Ms. Lee received her bachelor's degree in electrical engineering in 1994 and master's degree in engineering in 1995 from Cornell University. Ms. Lee also has an MBA degree from Kellogg School of Management at Northwestern University in 2001.

        Mr. Tony Bin Zhao has served as our director since December 2009. He was our chief technology officer from 2008 to 2013, and started serving as our chairman of technology committee since 2013. He founded Agora, Inc in 2013 and serves as its director. Prior to joining us, he founded NeoTasks, LLC in November 2004 and served as its chairman and chief technology officer until 2008. From July to October 2004, he was a senior consultant at Tencent.com. From July 1997 to July 2004, he served as a senior engineer at WebEx Communications Inc. and was responsible for the establishment of audio/video session and backend servers. From 1995 to 1997, he worked as the manager of software department at Beijing Sunstep Technologies Limited. He also founded Beijing Dacheng Infrastructure Projects Consulting Limited in 1994. Mr. Zhao received a bachelor's degree in radio and electronics from Peking University in 1992.

        Mr. Peter Andrew Schloss has served as our independent director since November 20, 2012. Mr. Schloss is a partner at Phoenix Media Fund L.P., a private equity fund established by Phoenix Television Group, a company listed on the Stock Exchange of Hong Kong, to invest in media and culture-related companies in China. Mr. Schloss has been serving as an independent director and the audit committee chairman of Giant Interactive Group Inc., an NYSE-listed company, since 2007. From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and wireless provider of live and on-demand sports programs in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor's degree in political science and a juris doctor degree from Tulane University.

        Mr. Peng T. Ong has served as our independent director since November 20, 2012. Mr. Ong is a director of Banean Holdings and advisor to GSR Ventures, He is an independent director of the National Research Foundation of Singapore. In addition, he is a trustee of the Singapore University of Technology and Design and sits on the strategic advisory board of the Chancellor of the University of Illinois. Mr. Ong was an independent director of Singapore Telecommunications Limited through July 2013 and chairs SingTel's group enterprise advisory committee. He served as chairman of Infocomm Investments Pte Ltd, a venture capital fund in Singapore, from 2006 to 2013. Mr. Ong founded Interwoven Inc. (acquired by Autonomy Corporation plc., now part of Hewlett-Packard) and served as its president and chief executive officer from 1995 to 1997 and its chairman from 1995 to 2002. Mr. Ong also founded Encentuate Inc. which became the foundation of the IBM Singapore Software Lab after being acquired by IBM. In addition, Mr. Ong co-founded Match.com (now part of IAC/InterActiveCorp) and served in various engineering and management positions at Illustra Information Technologies, Inc. (now Informix Corporation, part of IBM), Sybase Inc. (now SAP America, Inc.) and Gensym Corporation. Mr. Ong Peng received a bachelor's degree in electrical engineering from University of Texas at Austin and a master's degree in computer science from University of Illinois at Urbana-Champaign.

        Mr. Richard Weidong Ji has served as our independent director since May 2013. Mr. Ji is currently establishing his own fund with the goal of investing in Internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. From 2005 to 2012, Mr. Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top internet analysts covering the Chinese internet according to the Institutional Investor and Greenwich Associates' annual surveys. Over Mr. Ji's career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a doctor of sciences degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China. He also serves as an independent director of 58.com.

        Mr. David Tang has served as our independent director since May 2013. Mr. Tang currently serves as a managing director of Nokia Growth Partners, a global venture capital firm that specializes in investing in mobile technologies and mobile businesses. From 2011 to 2012, Mr. Tang was the vice president of the European Union Chamber of Commerce in China, vice chairman of the China Association of Enterprises with Foreign Investments, and vice chairman of the Beijing International Chamber of Commerce. Mr. Tang has spent nearly a decade with the Nokia group, having served as the vice chairman of Nokia (China) Investment Co., Ltd. and chairman of Nokia Telecommunications Ltd. where he was responsible for government relations, strategic partnerships, corporate development, and sustainability. Prior to serving in those roles, he was the vice chairman and vice president of sales for Nokia in the greater China region from 2005 to 2009. Mr. Tang has also held executive positions in other leading global technology firms such as Apple, AMD, 3Com, DEC, and AST. Mr. Tang received his bachelor's degree in Computer Science and Engineering from California State University at Long Beach and a master's degree in Business from California State University at Fullerton.

        Mr. Rongjie Dong has been the president of the technology department of Guangzhou Huaduo since October 2006 and is currently the general manager of our games department. Prior to joining us, he served as product manager and head of the technology department of 163.com from 2000 to 2006. Mr. Dong received his bachelor's degree in computer hardware from Beijing Information Engineering Institute (now known as Beijing Information Science and Technology University) in 1999.

        Mr. Jin Cao has been the vice president of Guangzhou Duowan since 2008 and is currently the general manager of our website department. From June 2005 to October 2008, he served as the president of NeoTasks Inc. From January 2000 to February 2006, he served as the chief representative of FATWIRE Corp. From August 1995 to August 1997, he was a senior programmer for the China Aviation and Space Authority (CASA). He founded niba.com, an online video streaming company, in 2006. Mr. Cao received a bachelor's degree in industrial engineering from Tianjin University in 1995 and a master's degree in industrial engineering from University of Cincinnati in 1999.

        Mr. Eric He has been our chief financial officer since August 2011. He currently also serves as an independent director of Yangxun Computer Technology (Shanghai) Co. Ltd. and Acorn International, Inc., an NYSE-listed company. Prior to joining us, Mr. He served as the chief financial officer of Giant Interactive Group, Inc., an NYSE-listed company, from March 2007 to August 2011. He served as the chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, he served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. Mr. He received a bachelor's degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

B. Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2013, we paid an aggregate of RMB10.4 million (US$1.7 million) in cash, including salaries and bonuses, to our directors and executive officers. For details on the share incentive grants to our directors and officers, see "—Share Incentive Plans." For the fiscal year ended December 31, 2013, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by PRC laws in an aggregate amount of RMB0.3 million (US$0.1 million). We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2013.

Employment Agreements

        We have entered into employment agreements with our senior executive officers. We may terminate a senior executive officer's employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer's employment by giving three months' prior written notice. A senior executive officer may terminate his or her employment at any time by giving three months' written notice, provided that such notice may only be given by the officer any time after the third anniversary of his or her employment.

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

Share Incentive Plans

        We have adopted two share incentive plans, namely, the 2009 Scheme and the 2011 Plan. The purpose of these two share incentive plans is to attract and retain personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance. As of February 28, 2014, options to purchase 13,222,005 common shares, 32,775,503 restricted shares and 48,863,978 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan.

2009 Employee Equity Incentive Scheme

        We adopted the 2009 Scheme in December 2009. In September 2011, YY Inc. assumed all the rights and obligations of Duowan Entertainment Corp. under all share-based compensation previously issued by Duowan Entertainment Corp., including under the relevant award agreement and under the 2009 Scheme, if applicable, and undertook to issue its own common shares upon the exercise of any share-based compensation awards previously issued by Duowan Entertainment Corp., subject to compliance with the terms and conditions of the relevant award agreements and the 2009 Scheme, if applicable.

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

        The following table summarizes, as of February 28, 2014, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rongjie Dong	*	0.004898	January 1, 2008	December 31, 2016
	*	0.005510	January 1, 2008	December 31, 2017
	*	0.006735	January 1, 2009	December 31, 2018
Other Individuals as a Group	10	—	January 1, 2008	December 31, 2015
	1,063,171	0.005510	January 1, 2008	December 31, 2017
	4,030,254	0.006735	January 1, 2009	December 31, 2018

Total	13,222,005

*
The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

        The following table summarizes, as of February 28, 2014, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group.

Name	Restricted Shares Granted	Date of Grant
Tony Bin Zhao	*	February 1, 2010
	*	January 1, 2011
Jin Cao	*	February 1, 2010
Rongjie Dong	*	January 1, 2010
Other Individuals as a Group	14,376,738	January 1, 2010
	8,745,420	July 1, 2010
	250,000	October 1, 2010
	4,214,010	January 1, 2011

Total	32,775,503

*
The aggregate number of common shares underlying the outstanding restricted shares held by each of these individuals is less than 1% of our total outstanding shares.

        The following table summarizes, as of February 28, 2014, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group.

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant
David Xueling Li	*	April 30, 2013
Jenny Hong Wei Lee	*	November 7, 2012
Peter Andrew Schloss	*	November 7, 2012
Peng T. Ong	*	November 7, 2012
Richard Weidong Ji	*	May 23, 2013
David Tang	*	May 23, 2013
Tony Bin Zhao	*	March 31, 2012
Eric He	*	September 16, 2011
	*	November 21, 2012
	*	April 30, 2013
Jin Cao	*	April 30, 2013
	*	July 19, 2013
Rongjie Dong	*	April 30, 2013
	*	July 19, 2013
Other Individuals as a Group	3,547,200	September 16, 2011
	1,130,000	January 1, 2012
	3,221,829	March 31, 2012
	400,000	July 15, 2012
	5,674,200	September 1, 2012
	290,000	September 30, 2012
	844,000	March 31, 2013
	13,249	April 18, 2013
	18,499,500	April 30, 2013
	1,292,000	July 19, 2013
	50,000	October 1, 2013
	48,000	November 1, 2013

Total	48,863,978

*
The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

C. Board Practices

        Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers" for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

        We have established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee consists of Mr. Peter Andrew Schloss, Mr. Peng T. Ong and Mr. Richard Weidong Ji, and is chaired by Mr. Schloss. We have determined that each of Mr. Schloss, Mr. Ong and Mr. Ji satisfies the "independence" requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Schloss qualifies as an "audit committee financial expert." The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

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

  •
  reporting regularly to the board.

        Compensation Committee.    Our compensation committee consists of Mr. Jun Lei, Ms. Jenny Hong Wei Lee and Mr. David Tang, and is chaired by Mr. Lei. We have determined that each of Ms. Lee and Mr. Tang satisfies the "independence" requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

  •
  reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

  •
  approving and overseeing the total compensation package for our executives other than the three most senior executives;

  •
  reviewing the compensation of our directors and making recommendations to the board with respect to it;

  •
  periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Corporate Governance and Nominating Committee.    Our nominating committee consists of Mr. Peng T. Ong, Mr. Qin Liu and Mr. Peter Andrew Schloss, and is chaired by Mr. Ong. We have determined that each of Mr. Ong and Mr. Schloss satisfies the "independence" requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be of unsound mind.

D. Employees

        The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2013:

Functions	Number of Employees
Management	18
Customer services and operations	482
Engineering and maintenance	123
Research and development	944
Sales and marketing	48
General and administration	136

Total	1,751

        We had a total of 854, 1,298 and 1,751 employees as of December 31, 2011, 2012 and 2013, respectively.

        We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees' performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

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

E. Share Ownership

Class A Common Shares

        As of February 28, 2014, we had 672,308,738 Class A common shares outstanding. In addition, as of February 28, 2014, we have granted, and have outstanding, options to purchase a total of 13,222,005 Class A common shares, 32,775,503 restricted shares and 48,863,978 restricted share units to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see "Item 6.B. Compensation of Directors and Executive Officers."

Class B Common Shares

        As of February 28, 2014, we had 436,181,386 Class B common shares outstanding.

Beneficial Ownership

        The following table sets forth information concerning the beneficial ownership of our common shares as of February 28, 2014, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to beneficially own more than 5% of our common shares.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after February 28, 2014, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

        The calculations in the table below assume that there were 672,308,738 Class A common shares outstanding and 436,181,386 Class B common shares as of February 28, 2014.

	Class A Common Shares Beneficially Owned(1)		Class B Common Shares Beneficially Owned(2)		Total Common Shares Beneficially Owned		Total Voting Power(5)
	Number	%	Number	%	Number(3)	%(4)%
Directors and Executive Officers:*
Jun Lei(6)	—	—	195,241,483	44.8	195,241,483	17.6	38.8
David Xueling Li(7)	30,000,000	4.5	175,241,483	40.2	205,241,483	18.5	35.4
Qin Liu(8)	40,164,320	6.0	—	—	40,164,320	3.6	0.8
Jenny Hong Wei Lee(9)	19,077,920	2.8	40,833,340	9.4	59,911,260	5.4	8.5
Tony Bin Zhao(10)	4,388,601	0.6	16,484,180	3.8	20,872,781	1.9	3.3
Peter Andrew Schloss	**	**	—	—	**	**	**
Peng T. Ong	**	**	—	—	**	**	**
Richard Weidong Ji	**	**	—	—	**	**	**
David Tang	**	**	—	—	**	**	**
Rongjie Dong(11)	10,303,570	1.5	1,575,000	0.4	11,878,570	1.1	0.3
Jin Cao	**	**	**	**	**	**	**
Eric He	**	**	—	—	**	**	**
All directors and executive officers as a group	106,671,395	15.5	436,181,376	100.0	542,852,771	48.3	88.5
Principal Shareholders:
Top Brand Holdings Limited(12)	—	—	195,241,483	44.8	195,241,483	17.6	38.8
YYME Limited(13)	30,000,000	4.5	175,241,483	40.2	205,241,483	18.5	35.4
Granite Global Ventures(14)	19,052,920	2.8	40,833,340	9.4	59,886,260	5.4	8.5

Notes:

*
Except for Mr. Jun Lei, Mr. Qin Liu, Ms. Jenny Hong Wei Lee, Mr. Tony Bin Zhao, Mr. Peter Andrew Schloss, Mr. Peng T. Ong, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Rongjie Dong, the business address of our directors and executive officers is c/o Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou, 510655, PRC.

**
The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of February 28, 2014, by the sum of (i) 672,308,738, which is the total number of Class A common shares outstanding as of February 28, 2014, and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days of February 28, 2014.

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 436,181,386, being the total number of Class B common shares outstanding as of February 28, 2014.

(3)
Represents the sum of Class A and Class B common shares beneficially owned by such person or group.

(4)
For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after February 28, 2014.

(5)
For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders' vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.

(6)
Representing 195,241,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The business address of Mr. Lei is Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC.

(7)
Representing (i) 30,000,000 Class A common shares represented by ADSs and (ii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li.

(8)
Representing 40,164,320 Class A common shares represented by ADSs held by Morningside China TMT Fund I, L.P. Mr. Qin Liu is a director of our company appointed by Morningside China TMT Fund I, L.P. The business address of Mr. Liu is No. 5, Lane 249, Anfu Road, Shanghai 200031, PRC.

(9)
Representing (i) 18,748,060 Class A common shares represented by ADSs and 40,179,740 Class B common shares held by Granite Global Ventures III L.P., (ii) 304,860 Class A common shares represented by ADSs and 653,600 Class B common shares held by GGV III Entrepreneurs Fund L.P. and (iii) 25,000 restricted share units granted to Ms. Jenny Hong Wei Lee that have fully vested. The business address of Ms. Lee is Unit 3501-3504, Two IFC, 8 Century Avenue, Pudong District, Shanghai 200120, PRC.

(10)
Representing (i) 4,388,601 Class A common shares underlying the restricted shares and restricted share units granted to Mr. Tony Bin Zhao that have fully vested and (ii) 16,484,180 Class B common shares held by YY TZ Limited, a BVI company. YY TZ Limited is ultimately wholly owned by a trust established for the benefit of Mr. Zhao's family. Mr. Zhao is deemed to hold the investment power over the trust. The business address of Mr. Zhao is Room 1902 Building No. 6, No. 1888 Langu Road, Pudong New District, Shanghai, PRC.

(11)
Representing (i) 300,000 Class A common shares represented by ADSs held by Green Leaf Global Limited, (ii) 1,575,000 Class B common shares held by Green Leaf Global Limited and (iii) 10,003,570 Class A common shares underlying the options and restricted shares granted to Mr. Rongjie Dong that have fully vested. The business address of Mr. Dong is 4th floor, Youhua Business Center, Yingbin North Road, Xiangzhou District, Zhuhai 519080, PRC.

(12)
Representing 195,241,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The business address of Top Brand Holdings Limited is c/o Jun Lei, Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC.

(13)
Representing (i) 30,000,000 Class A common shares represented by ADSs and (ii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li. The business address of YYME Limited is c/o David Xueling Li, Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou, 510655, PRC.

(14)
Representing (i) 18,748,060 Class A common shares represented by ADSs and 40,179,740 Class B common shares held by Granite Global Ventures III L.P. and (ii) 304,860 Class A common shares represented by ADSs and 653,600 Class B common shares held by GGV III Entrepreneurs Fund L.P. Each of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is controlled by Granite Global Ventures L.L.C., its sole general partner. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are managing directors of Granite Global Ventures III L.L.C. and are deemed to share the voting and investment power over such shares held by Granite Global Ventures L.L.C. The business address of each of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA.

        As of February 28, 2014, 1,108,490,124 of our common shares were issued and outstanding, including 436,181,386 Class B common shares and 672,308,738 Class A common shares. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2014, 40,833,340 Class B common shares and 672,308,700 Class A common shares (excluding shares being held in reserve by our depositary for the exercise/vesting of the share incentive awards we issue) representing approximately 64.3% of our total outstanding shares were held by three record holders in the United States; all of the 57,743,100 Class A common shares were held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Agreements" for a description of the employment agreements we have entered into with our senior executive officers.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B. Related Party Transactions

Contractual Arrangements

        The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our YY platform. To comply with these restrictions, we conduct our operations primarily through Beijing Huanju Shidai's contractual arrangements with Beijing Tuda, Guangzhou Huaduo and their respective shareholders.

Contractual Arrangements with Beijing Tuda

        The following is a summary of the currently effective contracts among our subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entity, Beijing Tuda, and the shareholders of Beijing Tuda.

Agreements that transfer economic benefits to us

Exclusive Business Cooperation Agreement

        Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Beijing Tuda, as amended, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support, business support and consulting services related to Beijing Tuda's business, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is up to 100% of the net profit of Beijing Tuda, and the timing and amount of the fee payments shall be determined at the sole discretion of Beijing Huanju Shidai. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days' prior written notice to Beijing Tuda, while neither Beijing Tuda nor its shareholders are entitled to terminate the agreement.

Exclusive Technology Support and Technology Services Agreement

        Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Beijing Tuda, as amended, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is 10% of Beijing Tuda's gross revenues. The term of this agreement will expire in 2029 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days' prior written notice to Beijing Tuda, while neither Beijing Tuda nor its shareholders are entitled to terminate the agreement.

Agreements that provide us effective control over Beijing Tuda

Powers of Attorney

        Under the irrevocable powers of attorney executed by each shareholder of Beijing Tuda, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders' rights in Beijing Tuda, including, without limitation, the power to vote on its behalf on all matters of Beijing Tuda requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing Tuda. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Tuda.

Exclusive Option Agreement

        Under the exclusive option agreement between Beijing Huanju Shidai, each of the shareholders of Beijing Tuda and Beijing Tuda, each of the shareholders irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Beijing Tuda. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai's prior written consent, Beijing Tuda's shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing Tuda. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai's sole discretion.

Equity Interest Pledge Agreement

        Under the equity interest pledge agreement between Beijing Huanju Shidai and the shareholders of Beijing Tuda, the shareholders of Beijing Tuda have pledged all of their equity interests in Beijing Tuda to Beijing Huanju Shidai to guarantee the performance by Beijing Tuda and its shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Beijing Tuda or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge became effective on the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Beijing Tuda.

Contractual Arrangements with Guangzhou Huaduo

        In 2013, we received service fees of RMB31.2 million (US$5.1 million) from Guangzhou Huaduo. The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

Agreements that transfer economic benefits to us

Exclusive Business Cooperation Agreement

        Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, as amended, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to Guangzhou Huaduo's business, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is up to 100% of the net profit of Guangzhou Huaduo, and the timing and amount of the fee payments will be determined at the sole discretion of Beijing Huanju Shidai. The term of this agreement will expire in 2038 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days' prior written notice to Guangzhou Huaduo, while neither Guangzhou Huaduo nor its shareholders are entitled to terminate the agreement.

Exclusive Technology Support and Technology Services Agreement

        Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, as amended, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is 10% of Guangzhou Huaduo's gross revenues. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai has sole discretion to terminate the agreement at any time by providing 30 days' prior written notice to Guangzhou Huaduo, while neither Guangzhou Huaduo nor its shareholders are entitled to terminate the agreement.

Agreements that provide us effective control over Guangzhou Huaduo

Powers of Attorney

        Under the irrevocable powers of attorney executed by each shareholder of Guangzhou Huaduo, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders' rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

Exclusive Option Agreement

        Under the exclusive option agreement between Beijing Huanju Shidai, each of the shareholders of Guangzhou Huaduo and Guangzhou Huaduo, each of the shareholders irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai's prior written consent, Guangzhou Huaduo's shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai's sole discretion.

Equity Interest Pledge Agreement

        Under the equity interest pledge agreement between Beijing Huanju Shidai and the shareholders of Guangzhou Huaduo, the shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The pledge became effective on the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Guangzhou Huaduo.

Transactions with Affiliates

        In July 2010, Guangzhou Huaduo entered into a loan agreement with Zhuhai Daren Computer Technology Company Limited, or Zhuhai Daren, and the shareholders of Zhuhai Daren, pursuant to which Guangzhou Huaduo agreed to provide interest-free loans of up to RMB2.0 million in the aggregate to Zhuhai Daren. The amount and timing of drawdown on the loan is at Zhuhai Daren's option. Guangzhou Huaduo holds 30% equity interest in Zhuhai Daren. Zhuhai Daren borrowed RMB1.5 million in 2010 from Guangzhou Huaduo and RMB0.5 million in 2011. As of December 31, 2013, Zhuhai Daren had repaid the loan in full.

        Guangzhou Huaduo and Zhuhai Daren had entered into a series of cooperation agreements, under which Guangzhou Huaduo and Zhuhai Daren agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Daren. In the years ended December 31, 2011, 2012 and 2013, the aggregate online game revenues shared from Zhuhai Daren was RMB4.5 million, RMB7.5 million and RMB24.5 million (US$4.0 million), respectively.

        In 2010 and 2011, Guangzhou Huaduo and Guangzhou Shanghang Information Technical Co., Ltd., or Guangzhou Shanghang, entered into certain server co-location agreements, under which Guangzhou Shanghang provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Shanghang entered into two content delivery network acceleration service agreements, under which Guangzhou Shanghang provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Shanghang is 28% owned by Mr. Jun Lei, our co-founder and chairman, including approximately 7% beneficially owned by Mr. David Xueling Li, our chief executive officer and director. In the years ended December 31, 2011, 2012 and 2013, the bandwidth service that Guangzhou Huaduo acquired from Guangzhou Shanghang were RMB22.0 million, RMB11.8 million and RMB21.3 million (US$3.5 million), respectively.

        Kingsoft Corporation, or Kingsoft, through third party advertising agencies, has in the past placed advertisements on Duowan.com and YY Client and we expect that Kingsoft may continue to do so in the future. We indirectly derived revenues through such third party advertising agencies from Kingsoft in each of the years ended December 31, 2011, 2012 and 2013 , which amounted to RMB3.5 million, RMB6.0 million and RMB2.0 million (US$0.3 million), respectively. In September 2013, Guangzhou Huaduo entered into series of intangible assets purchasing agreements with Kingsoft to acquire patent right and patent application right for certain software, with total consideration of RMB6.0 million (US$1.0 million). Mr. Jun Lei, our co-founder and chairman, is currently chairman, non-executive director and minority shareholder of Kingsoft.

        In January 2011, Guangzhou Huaduo entered into an agreement to invest RMB1.0 million in Zhuhai Qi Ao Yacht Club Co., Ltd., or Zhuhai Qi Ao, which was 100% owned by Mr. Lei. Zhuhai Qi Ao provides professional services and facilities for yacht owners in China. In 2012, we disposed of our 10.0% equity interest in Zhuhai Qi Ao in exchange for a payment of RMB1.0 million from Mr. Lei.

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

        In 2011 and 2012, Guangzhou Huaduo entered into series of loan agreements with Zhuhai Lequ Technology Co., Ltd., or Zhuhai Lequ, pursuant to which Guangzhou Huaduo provided interest-free loans to Zhuhai Lequ by RMB0.3 million and RMB1.2 million in 2011 and 2012, respectively. Repayment of RMB0.5 million and RMB1.0 million (US$0.2 million) had been made in 2012 and 2013, respectively. In March 2012 and 2013, Beijing Tuda invested RMB1.0 million and RMB1.0 million (US$0.2 million) respectively, and then held a 86.96% equity interest in total in, Zhuhai Lequ. We had reduced our equity holding in Zhuhai Lequ to 13.33% by transferring 73.63% of equity interest we held to its founders as of December 31, 2013. In 2013, Guangzhou Huaduo and Zhuhai Lequ entered into a cooperation agreement, under which Guangzhou Huaduo and Zhuhai Lequ agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Lequ and the aggregate online game revenues shared from Zhuhai Lequ was RMB5.1 million (US$0.8 million).

        In July 2012, we sold our equity interest in Shenzhen Yingpeng Information Technology Company Limited to Xiaomi Corporation for a cash consideration of RMB2.0 million. In 2013, Zhuhai Duowan and Xiaomi Corporation, entered into certain advertising arrangements where Xiaomi Corporation placed its advertisements on Duowan.com and YY Client in different formats over a particular period of time. We directly derived revenues from Xiaomi Corporation in the year ended December 31, 2013, which amounted to RMB1.2 million (US$0.2 million). Mr. Lei Jun, our co-founder and chairman, is currently chairman of Xiaomi Corporation.

        In December 2013, we made a minority interest investment in Agora, Inc., a company founded by Mr. Tony Bin Zhao, our director and chairman of our technology committee.

Registration Rights

        We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

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

        However, we are not obligated to proceed with a demand registration if we have, within any six-month period, already effected a registration under the Securities Act pursuant to the exercise of the holders' demand registration rights. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

        Form F-3 Registration Rights.    When we are eligible for registration on Form F-3, upon a written request from any holders of the registrable securities held by our then preferred shareholders, we shall file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

        We are not obligated to effect a Form F-3 registration, among other things, if we have, within any six-month period, already effected a registration under the Securities Act pursuant to the exercise of the holders' Form F-3 registration rights, or the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million. We have the right to defer filing of a registration statement for up to 90 days if our board of directors, including a majority of the directors appointed by the preferred shareholders and Tiger Global Six YY Holdings, determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

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

Employment Agreements

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Agreements" for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers" for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

        See footnote 21 to our financial statements for further information about our related party transactions.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements."

Legal Proceedings

        We have initiated a lawsuit againt Beijing Wonderad Advertisement Co., Ltd., one of our advertisement agents, in Guangzhou in February 2014, claiming for the unpaid advertisement fee and liquidated damages for late payment in the aggregate amount around RMB84 million. Apart from this lawsuit, we are not currently a party to any pending material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business.

Dividend Policy

        We have not paid dividend in the past and do not have any present plan to pay any dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See "Item 3. Key information—D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements" and "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution."

        Our board of directors has complete discretion on whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares." Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

B. Significant Changes

        Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

A. Offering and Listing Details

        See "—C. Markets" and "Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares." We have a dual-class common share structure in which Class A common shares have different voting rights than Class B common shares. Class B common shares are each entitled to ten votes, whereas Class A common shares are each entitled to one vote. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial."

B. Plan of Distribution

        Not applicable.

C. Markets

        Our ADSs, each representing twenty Class A common shares, have been listed on the Nasdaq Global Market since November 21, 2012 and trade under the symbol "YY". The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
Fiscal Year 2012 (from November 21, 2012)	15.27	10.50
Fiscal Year 2013	56.75	13.06
Quarterly Highs and Lows
Fourth Fiscal Quarter of 2012 (from November 21, 2012)	15.27	10.50
First Fiscal Quarter of 2013	20.89	13.06
Second Fiscal Quarter of 2013	30.95	15.52
Third Fiscal Quarter of 2013	51.38	27.10
Fourth Fiscal Quarter of 2013	56.75	41.28
First Fiscal Quarter of 2014 (until March 14, 2014)	90.93	50.00
Monthly Highs and Lows
September 2013	51.38	39.75
October 2013	55.35	41.28
November 2013	56.75	46.06
December 2013	52.25	46.64
January 2014	72.78	50.00
February 2014	77.90	56.88
March 2014 (until March 14, 2014)	90.93	72.30

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

Registered Office and Objects

        Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the members of our company is limited to the amount, if any, for the time being unpaid on the common shares. The objects for which our company is established are unrestricted (including acting as an investment company), and we shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of corporate benefit, as provided in Section 27(2) of the Companies Law and in view of the fact that we are an exempted Company, we will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

Board of Directors

        See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors" and "—Terms of Directors and Officers."

Common Shares

General

        Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the Class A common shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders' rights in respect of the Class A common shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of Class A common shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

        All of our outstanding common shares are fully paid and non-assessable. Certificates representing our common shares are issued in the registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares.

Meetings

        Shareholders' meetings may be convened by a majority of our board of directors or the chairman. Advance notice in writing of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy, or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in our company present throughout the meeting.

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

        No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders' meetings.

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

        The quorum for a separate general meeting of the holders of a separate class of shares is described in "—Modification of Rights" below.

        Our articles of association do not allow our shareholders to approve matters to be determined at shareholders' meetings by way of written resolutions without a meeting.

Voting Rights

        In respect of all matters requiring a shareholders' vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes, voting together as one class. At any shareholders' meeting, on a show of hands, every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote and on a poll, every shareholder present in person or by proxy, or in the case of a shareholder being a corporation, by its duly authorized representative shall have one vote for each fully paid share of which such shareholder is the holder.

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

Conversion

        Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into the equivalent number of Class A common shares. In addition, if at any time, Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao and their affiliates collectively beneficially own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share will be automatically and immediately converted into one Class A common share, and we will not issue any Class B common shares thereafter. Furthermore, if at any time more than 50% of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders' affiliates) changes, each such Class B common share will be automatically and immediately converted into one Class A common share.

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

Liquidation Rights

        Subject to any class or classes of shares or future shares which are issued with specific rights, privileges or restrictions as to the distribution of available surplus assets on liquidation, (a) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (b) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

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

Variation of Rights

        Alterations to our memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders' meeting.

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

Transfer of Shares

        Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors' discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Market or in another form that our directors may approve.

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

Register of Members

        In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in "PART III—Distribution of Capital and Liability of Members of Companies and Associations" of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

        The depositary will be included in our register of members as the only holder of the Class A common shares underlying the ADSs. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are "non-negotiable" or "registered" shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law.

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

C. Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in "Item 4. Information on the Company—B. Business Overview," "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions," or elsewhere in this annual report.

D. Exchange Controls

        See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution."

E. Taxation

Cayman Islands Taxation

        See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discussion of Selected Statements of Operations Items—Taxation—Cayman Islands.

People's Republic of China Taxation

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

        If the PRC tax authorities determine that YY Inc., our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as "tax-exempt income" under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See "Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

Material United States Federal Income Tax Considerations

        The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or common shares by a U.S. holder (as defined below) that will acquire our ADSs or common shares and will hold our ADSs or common shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any non-United States, state, or local tax considerations or the Medicare tax. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

General

        For purposes of this summary, a "U.S. holder" is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

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

Passive Foreign Investment Company Considerations

        A non-United States corporation, such as our company, will be classified as a "passive foreign investment company," or "PFIC", for United States federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

        Although we do not believe that we were classified as a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2013, there is a risk that we will become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

        The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Common Shares" is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under "Passive Foreign Investment Company Rules."

Dividends

        Subject to the PFIC rules discussed below, any cash distributions (including the amount of any taxes withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

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

Sale or Other Disposition of ADSs or Common Shares

        Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder's adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. Each U.S. holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder's holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

  •
  such excess distribution and/or gain will be allocated ratably over the U.S. holder's holding period for the ADSs or common shares;

  •
  such amount allocated to the current taxable year and any taxable years in the U.S. holder's holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

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

        As an alternative to the foregoing rules, a U.S. holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the NASDAQ, which is a qualified exchange or market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

        Individuals who are U.S. Holders, and who hold "specified foreign financial assets", including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution", whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. U.S. Holders who are individuals are urged to consult their tax advisors regarding their reporting obligations under this legislation.

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

        We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

I. Subsidiary Information

        For a listing of our subsidiaries, see "Item 4. Information on the Company—C. Organizational Structure."

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

        The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into Renminbi require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into other currencies.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$2.2 million in our interest income for the year ended December 31, 2013.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

        Not applicable.

B. Warrants and Rights

        Not applicable.

C. Other Securities

        Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs
• Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADSs	$1.50 per certificate presented for transfer

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs), such as:

  •
  Fees for the transfer and registration of Class A common shares charged by the registrar and transfer agent for the Class A common shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A common shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A common shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of Class A common shares on deposit.

  •
  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A common shares, deposited securities, ADSs and ADRs.

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

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

        Deutsche Bank Trust Company Americas, as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2013, we received US$0.8 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

        The following "Use of Proceeds" information relates to the registration statement on Form F-1, as amended (File Number 333-184414) for our initial public offering of 8,970,000 ADSs, representing 179,400,000 Class A common shares, which registration statement was declared effective by the SEC on November 20, 2012. We received net proceeds of US$82.8 million from our initial public offering.

        For the period from the effective date to December 31, 2013, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company's assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2013 based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

        PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

        As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Peter Andrew Schloss is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Mr. Schloss is the chairman of our audit committee.

ITEM 16B.    CODE OF ETHICS

        Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on October 15, 2012 and subsequently amended and filed with this annual report. We have posted a copy of our code of business conduct and ethics on our website at http://investors.yy.com/governance.cfm.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2012	2013
	(in RMB thousands)
Audit fees(1)	3,836	9,304
Audit-related fees(2)	7,316	—

(1)
"Audit fees" means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly review of our consolidated financial statement. For 2013, the audit refers to the audit of our annual consolidated financial statements and our internal controls over financial reporting.

(2)
"Audit-related fees" means the aggregate fees for professional services rendered by our independent registered public accounting firm that are reasonably related to the audit of our financial statements and our internal controls over financial reporting that are not reported under "Audit Fees". For 2012, the services were rendered in connection with our initial public offering and review and comment on internal control over financial reporting readiness work.

        The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2013.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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
2.1
Registrant's Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
2.2
Registrant's Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
2.3
Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
2.4
Investors' Rights Agreement dated September 6, 2011 among the Registrant and other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
2.6
Share Exchange Agreement dated September 6, 2011, relating to Duowan Entertainment Corp. (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
4.1
2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
4.2
2011 Share Incentive Plan and Amendment No. 1 to the 2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
4.3
Form of Indemnification Agreement with the Registrant's directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)
4.4
Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

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
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1
Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2*	Consent of Fangda Partners
15.3*	Consent of Independent Registered Public Accounting Firm
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 17, 2014

YY INC.
By:	/s/ DAVID XUELING LI Name: David Xueling Li Title: Director and Chief Executive Officer

YY INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YY Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of changes in shareholders' equity (deficits) and of cash flows, present fairly, in all material respects, the financial position of YY Inc. (the "Company") and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report on Internal Control over Financial Report appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People's Republic of China
March 17, 2014

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
				(Note 2(e))
Assets
Current assets
Cash and cash equivalents	5	504,702	729,598	120,521
Short-term deposits	6	897,698	1,432,863	236,692
Accounts receivable, net	7	117,616	100,101	16,536
Amount due from a related party	21	1,073	73	12
Prepayments and other current assets		25,149	67,533	11,156
Deferred tax assets	16	31,549	66,921	11,055

Total current assets		1,577,787	2,397,089	395,972

Non-current assets
Deferred tax assets	16	583	625	103
Investments	8	2,950	62,029	10,246
Property and equipment, net	9	90,299	102,636	16,954
Intangible assets, net	10	19,481	29,127	4,811
Goodwill	11	1,604	1,577	261
Other non-current assets		3,485	4,864	803

Total non-current assets		118,402	200,858	33,178

Total assets		1,696,189	2,597,947	429,150

Liabilities and shareholders' equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of RMB27,124 and RMB55,818 as of December 31, 2012 and 2013, respectively)		28,149	56,391	9,315
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB158,323 and RMB292,380 as of December 31, 2012 and 2013, respectively)	12	159,859	293,866	48,543
Advances from customers (including advances from customers of the consolidated variable interest entity without recourse to the Company of RMB7,271 and RMB10,656 as of December 31, 2012 and 2013, respectively)	2(t)	7,515	19,549	3,229
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of RMB32,885 and RMB47,974 as of December 31, 2012 and 2013, respectively)		48,001	78,107	12,902
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entity without recourse to the Company of RMB81,223 and RMB197,851 as of December 31, 2012 and 2013, respectively)	13	120,289	250,760	41,423
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of RMB2,604 and RMB2,640 as of December 31, 2012 and 2013, respectively)	21	2,604	2,640	436

Total current liabilities		366,417	701,313	115,848

Non-current liabilities
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB4,525 and RMB8,457 as of December 31, 2012 and 2013, respectively)	12	6,487	9,425	1,557

Total liabilities		372,904	710,738	117,405

Commitments and contingencies	23

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2013 (Continued)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
				(Note 2(e))
Shareholders' equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000 shares issued and outstanding as of December 31, 2012 and 622,658,738 shares issued and outstanding as of December 31, 2013)	17	11	38	6
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 907,833,224 shares issued and outstanding as of December 31, 2012 and 485,831,386 shares issued and outstanding as of December 31, 2013)	17	60	34	6
Additional paid-in capital		2,648,404	2,765,614	456,847
Statutory reserves	2(cc)	—	40,657	6,716
Accumulated deficits		(1,311,767)	(874,697)	(144,490)
Accumulated other comprehensive loss		(13,423)	(44,437)	(7,340)

Total shareholders' equity		1,323,285	1,887,209	311,745

Total liabilities and shareholders' equity		1,696,189	2,597,947	429,150

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues
Internet value-added service
—Online music and entertainment		52,854	286,446	852,885	140,887
—Online games		165,933	332,287	602,111	99,462
—Others		13,589	83,655	205,212	33,899
Online advertising		87,279	117,643	163,260	26,969

Total net revenues		319,655	820,031	1,823,468	301,217

Cost of revenues(1)	14	(182,699)	(416,133)	(881,999)	(145,696)

Gross profit		136,956	403,898	941,469	155,521

Operating expenses(1)
Research and development expenses		(106,804)	(176,725)	(267,005)	(44,106)
Sales and marketing expenses		(13,381)	(16,954)	(24,955)	(4,122)
General and administrative expenses		(118,241)	(109,788)	(200,554)	(33,129)

Total operating expenses		(238,426)	(303,467)	(492,514)	(81,357)

Other income	15	1,982	2,465	27,078	4,473

Operating (loss) income		(99,488)	102,896	476,033	78,637

Gain on disposal of an equity investment		—	651	—	—
Gain on disposal of a cost investment		—	2,351	—	—
Foreign currency exchange gains (losses), net		14,143	(4,153)	29,555	4,882
Interest income		4,890	16,316	60,221	9,948

(Loss) income before income tax expenses		(80,455)	118,061	565,809	93,467

Income tax expenses	16	(1,343)	(29,041)	(89,951)	(14,859)

(Loss) income before share of (loss) income in equity method investments, net of income taxes		(81,798)	89,020	475,858	78,608

Share of (loss) income in equity method investments, net of income taxes		(1,358)	157	1,869	309

Net (loss) income attributable to YY Inc.		(83,156)	89,177	477,727	78,917

(Accretion) decretion to convertible redeemable preferred shares redemption value		(223,663)	1,293,875	—	—
Allocation of net income to participating preferred shareholders		—	(478,754)	—	—

Net (loss) income attributable to common shareholders		(306,819)	904,298	477,727	78,917

Net (loss) income		(83,156)	89,177	477,727	78,917
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax		(11,130)	(1,204)	(31,014)	(5,123)

Comprehensive (loss) income attributable to YY Inc.		(94,286)	87,973	446,713	73,794

Net (loss) income per ADS*
—Basic	20	(12.63)	29.91	8.51	1.41
—Diluted	20	(12.63)	1.80	8.09	1.34
Weighted average number of ADS used in calculating net (loss) income per ADS
—Basic	20	24,294,192	30,235,191	56,123,784	56,123,784
—Diluted	20	24,294,192	49,623,442	59,056,065	59,056,065

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 (Continued)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
					(Note 2(e))
Net (loss) income per common share*
—Basic	20	(0.63)	1.50	0.43	0.07
—Diluted	20	(0.63)	0.09	0.40	0.07
Weighted average number of common shares used in calculating net (loss) income per common share
—Basic	20	485,883,845	604,703,810	1,122,475,688	1,122,475,688
—Diluted	20	485,883,845	992,468,836	1,181,121,297	1,181,121,297

*
Each ADS represents 20 Class A common shares.

(1)
Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
					(Note 2(e))
Cost of revenues		15,449	8,407	9,860	1,629
Research and development expenses		31,672	35,441	39,587	6,539
Sales and marketing expenses		1,336	884	1,318	218
General and administrative expenses		86,544	55,619	66,331	10,957

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICITS) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Common shares
						Accumulated other comprehensive loss
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated deficits		Total shareholders' deficits
		Note 17	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2010		466,630,266	32	—	(2,350,448)	(1,089)	(2,351,505)
Issuance of common shares	17	51,140,432	3	328,129	—	—	328,132
Exercise of warrant by an independent institutional investor	17	25,570,216	2	160,835	—	—	160,837
Share-based compensation—share options	19	—	—	2,219	—	—	2,219
Share based compensation—restricted shares	19	—	—	57,805	—	—	57,805
Share-based compensation—restricted share units	19	—	—	9,644	—	—	9,644
Share-based compensation—warrants to NeoTasks founders	19	—	—	3,359	—	—	3,359
Share-based compensation—restricted shares to the CEO and Chairman	19	—	—	14,143	—	—	14,143
Transferred from matured liability award for NeoTasks founders	19	—	—	57,692	—	—	57,692
Reclassification of liability-classified share-based awards into equity-classified awards for warrants to NeoTasks founders	19	—	—	57,602	—	—	57,602
Reclassification of liability-classified share-based awards into equity-classified awards for share options	19	—	—	116,328	—	—	116,328
Accretion of Series A convertible redeemable preferred shares to redemption value	18	—	—	(88,261)	—	—	(88,261)
Accretion of Series B convertible redeemable preferred shares to redemption value	18	—	—	(64,102)	—	—	(64,102)
Accretion of Series C convertible redeemable preferred shares to redemption value	18	—	—	(71,300)	—	—	(71,300)
Components of comprehensive loss
Net loss		—	—	—	(83,156)	—	(83,156)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	(11,130)	(11,130)

Balance as of December 31, 2011		543,340,914	37	584,093	(2,433,604)	(12,219)	(1,861,693)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICITS) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 (Continued)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares
	Notes	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders' (deficits) equity
		Note 17	RMB	Note 17	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011		—	—	543,340,914	37	584,093	(2,433,604)	(12,219)	(1,861,693)
Issuance of common shares	17	179,400,000	11	—	—	515,709	—	—	515,720
Issuance of common shares for vested restricted shares	17	—	—	5,068,000	—	—	—	—	—
Share-based compensation—share options	19	—	—	—	—	(89)	—	—	(89)
Share based compensation—restricted shares	19	—	—	—	—	36,371	—	—	36,371
Share-based compensation—restricted share units	19	—	—	—	—	54,445	—	—	54,445
Share-based compensation—restricted shares to the CEO and Chairman	19	—	—	—	—	9,624	—	—	9,624
Transferred from Series A convertible redeemable preferred shares upon the completion of the initial public offering	18	—	—	136,100,930	9	449,487	—	—	449,496
Transferred from Series B convertible redeemable preferred shares upon the completion of the initial public offering	18	—	—	102,073,860	6	337,110	—	—	337,116
Transferred from Series C convertible redeemable preferred shares upon the completion of the initial public offering	18	—	—	121,249,520	8	400,439	—	—	400,447
Decretion of Series A convertible redeemable preferred shares to redemption value	18	—	—	—	—	125,813	359,704	—	485,517
Decretion of Series B convertible redeemable preferred shares to redemption value	18	—	—	—	—	64,102	302,683	—	366,785
Decretion of Series C convertible redeemable preferred shares to redemption value	18	—	—	—	—	71,300	370,273	—	441,573
Components of comprehensive income
Net income		—	—	—	—	—	89,177	—	89,177
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(1,204)	(1,204)

Balance as of December 31, 2012		179,400,000	11	907,833,224	60	2,648,404	(1,311,767)	(13,423)	1,323,285

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICITS) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 (Continued)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares
	Notes	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders' equity
		Note 17	RMB	Note 17	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2012		179,400,000	11	907,833,224	60	2,648,404	—	(1,311,767)	(13,423)	1,323,285
Issuance of common shares for exercised share options	17	4,648,420	—	—	—	115	—	—	—	115
Issuance of common shares for vested restricted shares and restricted share units	17	16,608,480	1	—	—	(1)	—	—	—	—
Class B common shares converted to Class A common shares	17	422,001,838	26	(422,001,838)	(26)	—	—	—	—	—
Share based compensation—share options	19	—	—	—	—	14,004	—	—	—	14,004
Share-based compensation—restricted shares	19	—	—	—	—	7,300	—	—	—	7,300
Share based compensation—restricted share units	19	—	—	—	—	95,792	—	—	—	95,792
Appropriations to statutory reserves	2(cc)	—	—	—	—	—	40,657	(40,657)	—	—
Components of comprehensive income
Net income		—	—	—	—	—	—	477,727	—	477,727
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	—	(31,014)	(31,014)

Balance as of December 31, 2013		622,658,738	38	485,831,386	34	2,765,614	40,657	(874,697)	(44,437)	1,887,209

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2011, 2012 AND 2013

(All amounts in thousands)

		For the year ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities
Net (loss) income		(83,156)	89,177	477,727	78,917
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation of property and equipment	9	12,888	29,074	44,963	7,427
Amortization of acquired intangible assets	10	1,211	3,369	4,707	777
Allowance for doubtful accounts	7	—	6,884	31,987	5,284
(Gain) loss on disposal of property and equipment		(25)	7	1	—
Impairment of equity investments		—	—	899	148
Impairment of cost investments		1,898	453	—	—
Impairment of intangible assets	10	—	550	—	—
Share-based compensation	19	135,001	100,351	117,096	19,343
Share of (loss) income in equity method investments		1,358	(157)	(1,869)	(309)
Gain on disposal of an equity investment		—	(651)	—	—
Gain on disposal of a cost investment		—	(2,351)	—	—
Deferred income taxes, net	16	(11,173)	(19,316)	(35,414)	(5,850)
Foreign exchange losses (gains), net		(14,143)	4,153	(29,555)	(4,882)
Changes in operating assets and liabilities, net
Accounts receivable	7	(21,275)	(77,478)	(14,472)	(2,391)
Prepayments and other current and non-current assets		(4,710)	(11,968)	(46,624)	(7,702)
Amounts due from related parties	21	—	(73)	—	—
Amounts due to related parties	21	(344)	1,734	36	6
Accounts payable		11,196	7,214	26,342	4,351
Deferred revenue	12	23,369	125,541	136,945	22,622
Advances from customers		1,712	5,062	12,034	1,988
Income tax payable		12,516	31,129	30,106	4,973
Accrued liabilities and other current liabilities		33,494	64,148	136,264	22,509

Net cash provided by operating activities		99,817	356,852	891,173	147,211

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2011, 2012 AND 2013 (Continued)

(All amounts in thousands)

		For the year ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from investing activities
Placements of short-term deposits		(872,372)	(1,040,302)	(1,529,090)	(252,588)
Maturities of short-term deposits		399,717	615,259	995,996	164,527
Purchase of property and equipment		(46,956)	(60,881)	(55,606)	(9,185)
Purchase of intangible assets		(274)	(1,920)	(14,631)	(2,417)
Cash paid for equity investments		(4,500)	(1,000)	(11,000)	(1,817)
Cash paid for cost investments	8	(1,000)	—	(47,110)	(7,782)
Cash received from disposal of a cost investment		—	1,000	3,000	495
Cash received from disposal of an equity investment		—	2,000	—	—
Consideration paid in connection with business acquisition	4	—	(11,722)	—	—
Loan to a related party	21	(500)	(1,200)	—	—
Loan to a third party		(300)	—	—	—
Repayment of loan from related parties	21	—	2,500	1,000	165
Loans to employees		(2,770)	(2,930)	(3,770)	(623)
Repayment of loans from employees		197	660	1,560	258
Proceeds from disposal of property and equipment		401	32	48	8

Net cash used in investing activities		(528,357)	(498,504)	(659,603)	(108,959)

Cash flows from financing activities
Proceeds from issuance of common shares, net of issuance costs	17	488,969	—	—	—
Proceeds from exercise of vested share options		—	—	115	19
Proceeds from initial public offering (net of underwriters' commissions of US$6,593)	17	—	550,555	—	—
Payments of listing expenses	17	—	(27,815)	(5,802)	(958)
Repurchase of share options	19	(11,087)	—	—	—

Net cash provided by (used in) financing activities		477,882	522,740	(5,687)	(939)

Net increase in cash and cash equivalents		49,342	381,088	225,883	37,313
Cash and cash equivalents at the beginning of the year		83,683	128,891	504,702	83,371
Effect of exchange rate changes on cash and cash equivalents		(4,134)	(5,277)	(987)	(163)

Cash and cash equivalents at the end of the year		128,891	504,702	729,598	120,521
Supplemental disclosure of cash flows information:
—Acquisition of property and equipment in form of accounts payable		1,090	5,911	7,653	1,264
—Income taxes paid		—	(17,228)	(95,259)	(15,736)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities

         (a) Principal activities

        YY Inc. (the "Company"), through its subsidiaries, its variable interest entities ("VIEs") and VIE's subsidiary (collectively, the "Group") is principally engaged in operating an online social platform in the People's Republic of China (the "PRC" or "China") through its platform, YY Client and through its website YY.com and Duowan.com.

         (b) Reorganization

        The Company was incorporated in the Cayman Islands on July 22, 2011.

        The Group began its operations in the PRC in April 2005 through its PRC domestic company, Guangzhou Huaduo Network Technology Company Limited ("Guangzhou Huaduo"), which was directly owned by Mr. David Xueling Li (the "Founder" or the "CEO") and Mr. Jun Lei (the "Co-founder" or the "Chairman"). Guangzhou Huaduo holds the necessary licenses and approvals to operate internet-related businesses in the PRC.

        For the period between July 2006 and April 2007, the Group undertook a reorganization (the "First Reorganization") and established Duowan Limited ("Duowan Limited"), an investment holding company under the laws of the BVI, Duowan (Hong Kong) Limited ("Duowan (Hong Kong)"), a Hong Kong incorporated company wholly owned by Duowan Limited, and Guangzhou Duowan Information Technology Co., Ltd. ("Guangzhou Duowan"), a wholly-owned foreign enterprise ("WOFE") in the PRC owned by Duowan (Hong Kong) (collectively "Duowan Limited Group Structure"). The First Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide internet content services in the PRC where licenses are required.

        By entering into a series of agreements among the Founder, the Co-founder, Guangzhou Huaduo, and Guangzhou Duowan (collectively, "First VIE agreements"), Guangzhou Huaduo became a VIE of Guangzhou Duowan. Guangzhou Duowan became the primary beneficiary of Guangzhou Huaduo.

        In November 2007, Duowan Entertainment Corporation ("Duowan BVI") was incorporated in the British Virgin Islands. In March 2008, Duowan BVI established Duowan Entertainment Information Technology (Beijing) Company Limited ("Duowan Entertainment"), as a WOFE in the PRC and a wholly-owned subsidiary of Duowan BVI. The Group undertook a second reorganization (the "Second Reorganization") whereby the First VIE agreements among the Founder, the Co-founder, Guangzhou Huaduo and Guangzhou Duowan were terminated and a new series of VIE agreements (collectively, "Second VIE agreements") were signed among the Founder, the Co-founder, Guangzhou Huaduo and Duowan Entertainment, through which Duowan Entertainment became the primary beneficiary and exercised effective control over the operations of Guangzhou Huaduo. Duowan BVI became the then holding company of the Group.

        In August 2008, Duowan Entertainment purchased all the equity interests in Guangzhou Duowan from Duowan (Hong Kong).

        In December 2008, the Group undertook another reorganization (the "Third Reorganization") and acquired all of the equity interests of NeoTasks Inc. ("NeoTasks"), a Cayman Islands company, together with its wholly-owned subsidiary, NeoTasks Limited, its WOFE, NeoTasks International Media Technology (Beijing) Co., Ltd. ("NeoTasks Beijing"), and its VIE, Beijing Tuda Science and Technology Co., Limited ("Beijing Tuda").

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

         (b) Reorganization (Continued)

        In July 2009, Guangzhou Duowan was renamed as Zhuhai Duowan Information Technology Co., Ltd. ("Zhuhai Duowan").

        In December 2009, another series of VIE agreements (collectively, "Third VIE agreements") were entered into amongst the legal shareholders of Beijing Tuda and Duowan Entertainment and thus completing the Third Reorganization. Through the aforementioned activities, Beijing Tuda became a VIE, whose primary beneficiary is Duowan Entertainment.

        In December 2010, Duowan BVI established Zhuhai Duowan Technology Company Limited ("Zhuhai Duowan Technology"), which is directly 100% owned by Duowan BVI.

        On September 6, 2011, pursuant to a share swap agreement, all the then existing shareholders of Duowan BVI exchanged their respective shares, including the Series A, Series B, Series C-1 and Series C-2 Preferred Shares, of Duowan BVI for equivalent classes of shares of the Company on a 1 for 1 basis. As a result, Duowan BVI became a wholly-owned subsidiary of the Company and it also became the holding company of the Group (the "Share Swap").

        In May 2012, Duowan Entertainment was renamed as Huanju Shidai Technology (Beijing) Company Limited ("Beijing Huanju Shidai").

        In September 2012, Zhuhai Duowan Technology was renamed as Guangzhou Huanju Shidai Information Technology Company Limited ("Guangzhou Huanju Shidai").

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

         (c) Initial Public Offering

        The Company completed its initial public offering ("IPO") on November 21, 2012 on the NASDAQ Global Market and the underwriters subsequently exercised their over-allotment option on December 5, 2012. The Company issued and sold a total of 8,970,000 American Depositary Shares ("ADSs") in these transactions, representing 179,400,000 Class A common shares. Each ADS represents twenty Class A common shares. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to approximately US$82,055. Upon the completion of the IPO, all of the Company's 359,424,310 outstanding preferred shares and 548,408,914 outstanding common shares were converted into Class B common shares immediately as of the same date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

         (d) Subsidiaries, VIEs and VIE's subsidiary

        The details of the subsidiaries, VIEs and VIE's subsidiary as of December 31, 2013 are set out below:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Subsidiaries
Duowan Entertainment Corporation ("Duowan BVI")	British Virgin Islands	November 6, 2007	100%	Investment holding
NeoTasks Inc. ("NeoTasks")	Cayman Islands	April 26, 2006	100%	Investment holding
NeoTasks Limited	Hong Kong	June 16, 2005	100%	Investment holding
Huanju Shidai Technology (Beijing) Company Limited ("Beijing Huanju Shidai" or "Duowan Entertainment")	PRC	March 19, 2008	100%	Investment holding
Zhuhai Duowan Information Technology Company Limited ("Zhuhai Duowan" or "Guangzhou Duowan")	PRC	April 9, 2007	100%	Online advertising and software development
Guangzhou Huanju Shidai Information Technology Company Limited ("Guangzhou Huanju Shidai")	PRC	December 2, 2010	100%	Software development
Zhuhai Huanju Shidai Information Technology Company Limited ("Zhuhai Huanju Shidai")	PRC	November 14, 2013	100%	Software development
Variable Interest Entities ("VIEs")
Guangzhou Huaduo Network Technology Company Limited ("Guangzhou Huaduo")	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services
Beijing Tuda Science and Technology Company Limited ("Beijing Tuda")	PRC	June 2, 2005	100%	Holder of internet content provider licenses
VIE's Subsidiary
Guangzhou Juhui Information Technology Company Limited	PRC	October 24, 2013	100%	Software development

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

         (e) Variable Interest Entities

        To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts substantially all its operations through Guangzhou Huaduo and Beijing Tuda, which holds the internet value-added service license and approvals to provide such internet services in the PRC. Beijing Huanju Shidai entered into a series of contractual agreements among Beijing Huanju Shidai, Guangzhou Huaduo and their legal shareholders. Beijing Huanju Shidai also entered into a series of contractual agreements among Beijing Huanju Shidai, Beijing Tuda, and Beijing Tuda's legal shareholders.

  Guangzhou Huaduo

        The Company's relationships with Guangzhou Huaduo and its shareholders are governed by the following contractual arrangements:

  •
  Exclusive Technology Support and Technology Services Agreement

        Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Guangzhou Huaduo's revenues. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Guangzhou Huaduo.

  •
  Exclusive Business Cooperation Agreement

        Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to the services provided by Guangzhou Huaduo, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Guangzhou Huaduo.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

         (e) Variable Interest Entities (Continued)

  •
  Exclusive Option Agreement

        The parties to the exclusive option agreement are Beijing Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo. Under the exclusive option agreement, each of the shareholders of Guangzhou Huaduo irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai's prior written consent, Guangzhou Huaduo's shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai's sole discretion.

  •
  Powers of Attorney

        Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou Huaduo, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders' rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

  •
  Share Pledge Agreement

        Pursuant to the share pledge agreement between Beijing Huanju Shidai and the shareholders of Guangzhou Huaduo, the shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

  Beijing Tuda

        The Company's relationships with Beijing Tuda and its shareholders are governed by the following contractual arrangements:

  •
  Exclusive Technology Support and Technology Services Agreement

        Pursuant to the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Beijing Tuda, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Beijing Tuda's revenues. The term of this agreement will expire in 2029 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Beijing Tuda.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

         (e) Variable Interest Entities (Continued)

  •
  Exclusive Business Cooperation Agreement

        Pursuant to the exclusive business cooperation agreement between Beijing Huanju Shidai and Beijing Tuda, Beijing Huanju Shidai has the exclusive right to provide to Beijing Tuda technology support, business support and consulting services related to the services provided by Beijing Tuda, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Tuda to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai's written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Beijing Tuda.

  •
  Exclusive Option Agreement

        The parties to the exclusive option agreement are Beijing Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda. Under the exclusive option agreement, each of the shareholders of Beijing Tuda irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Beijing Tuda. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai's prior written consent, Beijing Tuda's shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Beijing Tuda. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai's sole discretion.

  •
  Powers of Attorney

        Pursuant to the irrevocable power of attorney executed by each shareholder of Beijing Tuda, each such shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders' rights in Beijing Tuda, including, without limitation, the power to vote on its behalf on all matters of Beijing Tuda requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing Tuda. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Tuda.

  •
  Share Pledge Agreement

        Under the share pledge agreement between Beijing Huanju Shidai and the shareholders of Beijing Tuda, the shareholders of Beijing Tuda have pledged all of their equity interests in Beijing Tuda to Beijing Huanju Shidai to guarantee the performance by Beijing Tuda and its shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Beijing Tuda or its shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

         (e) Variable Interest Entities (Continued)

        Through the aforementioned contractual agreements, Guangzhou Huaduo and Beijing Tuda are considered VIEs in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP") because the Company, through Beijing Huanju Shidai has the ability to:

  •
  exercise effective control over Guangzhou Huaduo or Beijing Tuda;

  •
  receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from VIEs as if it were their sole shareholder; and

  •
  have an exclusive option to purchase all of the equity interests in the VIEs.

        Management evaluated the relationships among the Company, Beijing Huanju Shidai, the VIEs and concluded that Beijing Huanju Shidai is the primary beneficiary of the VIEs. As a result, the VIEs' results of operations, assets and liabilities have been included in the Company's consolidated financial statements. The adoption of the new consolidation guidance effective January 1, 2010 did not change the Group's conclusions on consolidation.

        As of December 31, 2013, the total assets of the consolidated VIEs and VIE's subsidiary were RMB1,443,127, mainly comprising cash and cash equivalents, short-term deposits, accounts receivable, prepayments and other current assets, investment, property and equipment, intangible assets and deferred tax assets. As of December 31, 2013, the total liabilities of the consolidated VIEs and VIE's subsidiary were RMB615,776, mainly comprising accounts payable, deferred revenue, accrued liabilities and other current liabilities, income taxes payable and advances from customers.

        In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the consolidated VIEs and VIE's subsidiary that can be used only to settle obligations of the consolidated VIEs and VIE's subsidiary, except for registered capital and PRC statutory reserves of the VIEs and VIE's subsidiary amounting to RMB241,657 as of December 31, 2013. As the consolidated VIEs and VIE's subsidiary were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs and VIE's subsidiary.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies

         (a) Basis of presentation

        The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with the US GAAP.

         (b) Consolidation

        The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries, and its VIEs and VIE's subsidiary for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs and VIE's subsidiary have been eliminated upon consolidation.

        The First Reorganization, the Second Reorganization and the Third Reorganization, as described in Note 1 have been accounted for at historical costs. The assets and liabilities of Guangzhou Huaduo and its subsidiary, and Beijing Tuda are consolidated in the Company's financial statements at carryover basis. The accompanying consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows include the results of operations and cash flows of the Group as if the current group structure had been in existence throughout the years ended December 31, 2011, 2012 and 2013, or since their respective dates of incorporation. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2012 and 2013 as if the current group structure had been in existence as of these dates.

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

        A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company's obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing Huanju Shidai and ultimately the Company holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

         (c) Use of estimates

        The preparation of the Company's consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that lives of the game and lives of the user relationship related to online games revenue, the determination of estimated selling prices of multiple element revenue contracts, sales rebate to advertising agencies, income taxes, allowances for doubtful accounts, determination of share-based compensation expenses, impairment assessment of goodwill, long-lived assets and intangible assets, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (c) Use of estimates (Continued)

        Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

         (d) Foreign currency translation

        The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, and Hong Kong is United States dollar ("US$"), while the functional currency of the other entities, VIEs and VIE's subsidiary in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of operations and comprehensive (loss) income.

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

         (e) Convenience translation

        Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.0537 on December 31, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

         (f) Fair value of financial instruments

        The Group's financial instruments consist principally of cash and cash equivalents, short-term deposits, accounts receivable, other receivables, amounts due from (to) related parties, accounts payable and other payables. The carrying values of these balances approximate their fair values due to the current and short-term nature of these balances.

         (g) Cash and cash equivalents

        Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

    i)
    Readily convertible to known amounts of cash throughout the maturity period;

    ii)
    So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

(h) Short-term deposits

        Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

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

        The Company reviews on a periodic basis for doubtful accounts based on historical experience and information available. Additionally, the Company makes specific bad debt provisions based on (i) its specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

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

         (k) Cost investment

        The cost investment is comprised of investments in privately-held companies. The Group accounts for cost investment which has no readily determinable fair value using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee's earnings. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

	Estimated useful lives	Residual rate
Servers, computers and equipment	3 years	0%-5%
Furniture, fixture and office equipment	5 years	0%-5%
Motor vehicles	4 years	5%
Leasehold improvement	Shorter of lease term or 5 years	—

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

Estimated useful lives
Software	3-5 years
Technology	5 years
Domain name	15 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (o) Impairment of long-lived assets

        For other long-lived assets including amortizable intangible assets and property and equipment, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

         (p) Goodwill

        Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

         (q) Annual test for impairment of goodwill

        Goodwill assessment for impairment is performed on at least an annual basis on October 1 or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

        No goodwill impairment losses were recognized for the years ended December 31, 2011, 2012 and 2013.

         (r) Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating lease are charged to the consolidated statements of operations on a straight-line basis over the period of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (s) Revenue recognition

        The Group generates revenues from internet value-added services ("IVAS") and online advertising. Revenues from IVAS are generated from online music and entertainment, online games, membership subscription fees and other IVAS. Online advertising revenues are primarily generated from sales of different forms of advertising on the Group's platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as described below.

  (i)
  Internet value-added services

          The Group operates a virtual currency system, under which, the users can directly purchase virtual currency, virtual items on YY Client's online community channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items in online games (both developed by third parties and self-developed), or used directly to purchase virtual items on YY Client's online community channels or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchasers is recorded as "Advances from customers" and upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below:

    (1)
    Online music and entertainment revenue

          The Group creates and offers virtual items to be used by users on online music and entertainment channels, which the Group operates and maintains. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by the Company. Online music and entertainment revenue consists of sales of virtual items. Users purchase consumable virtual items from the Group and present them to performers to show support for their favorite performers or time-based virtual items, which provide users with recognized status, such as priority speaking rights or special symbols on the music channels for a specific period of time. In order to attract user traffic, the Group shares with certain popular performers and channel owners, who have entered into revenue sharing arrangements with the Group, a portion of the revenues the Group derives from such in-channel virtual item sales on online music and entertainment channels, which the Group accounts for as cost of revenues. Performers and channel owners, who do not have revenue sharing arrangements with the Group, are not entitled to share any revenue derived from the virtual items sold. The Group does not recognize any revenue from offering free virtual items nor share any revenue with performers or channel owners when free virtual items are presented to performers by the users. Accordingly, online music and entertainment revenue is recognized for the sale of virtual items sold in online music and entertainment channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year. The Group does not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When the Group's users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group identifies individual elements under the arrangement and determines if such elements meet the criteria to be accounted for as separate units of accounting. The Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (s) Revenue recognition (Continued)

  (i)
  Internet value-added services (Continued)

  (1)
  Online music and entertainment revenue (Continued)

  allocates the arrangement consideration to the separate units of accounting based on their relative selling price. The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence ("VSOE"), (2) third party evidence ("TPE"), and (3) best estimate of selling price ("BESP"). Given that the VSOE of the selling price cannot be determined, the Group has adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. The Group determines the fair values of virtual items sold in a bundle based on similar products sold separately on the YY platform based on the TPE of the selling price and determines the fair values of virtual items without similar products sold separately on the YY platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis.

          These estimates are generally determined based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each virtual item element in accordance with the applicable revenue recognition method.

    (2)
    Online games revenue

          The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to gaming players. Historically, the majority of online games revenues for the three years ended December 31, 2011, 2012 and 2013 were derived from third parties developed games.

          Users play games through the Group's platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users' account over the life of the online games.

          The Group recognizes revenue when recognition criteria defined under US GAAP are satisfied. For purposes of determining when the service has been provided to the paying player, the Group has determined that an implied obligation exists to the paying player to continue providing access to the games such that the users can utilize the virtual items purchased by game tokens. Game players need to log on and access the games through the Group's platform because their game tokens, virtual items, and game history are specific to the Group's game accounts and non-transferable to other platforms. To purchase in-game virtual items, players can either charge their game accounts by purchasing game tokens or virtual currency from the Group's platform, which are convertible into game tokens based on a predetermined exchange rate agreed among the Group and the relevant game developers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (s) Revenue recognition (Continued)

  (i)
  Internet value-added services (Continued)

  (2)
  Online games revenue (Continued)

          The proceeds from the purchase of the Group's virtual currency is recorded as "advances from customers", representing prepayments received from users in the form of the Group's virtual currency not yet converted into game specific tokens. Upon the conversion into a game token from the Group's virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between the Group and the relevant game developer based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. The Group's portion, net of the game developer's entitled consideration, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert the virtual currency into game tokens or purchase the game tokens unless they plan to purchase in-game virtual items soon.

    –
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

          The third party developed games are primarily under non-exclusive licensing contracts, maintained and updated by the game developers. The Group views the game developers to be the Group's customers and considers the Group's responsibilities under the Group's agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on the YY platform. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to the game players or as agent in the transaction, and the specific requirement of each contract. The Group determined that for third party developed games, the third party game developers are the principal given the game developers design and develop the web-game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, the Group records online games revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (s) Revenue recognition (Continued)

  (i)
  Internet value-added services (Continued)

  (2)
  Online games revenue (Continued)

          Given that third party developed games are managed and administered by the third party game developers, the Group does not have access to the data on the consumption details such as when the game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, the Group maintains historical data on timing of the conversion of its virtual currency into game specific tokens and the amount of purchases of game tokens. The Group believes that its performance for, and obligation to, the game developers correspond to the game developers' services to the users. The Group has adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship with the Group on a game-by-game basis, which are approximately one to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship with the Group may change in the future.

          When the Group launches a new game, it estimates the user relationship based on other similar types of games in the market until the new game establishes its own history. The Group considers the game's profile, attributes, target audience, and its appeal to players of different demographics groups in estimating the user relationship period.

          The estimated user relationship period is based on data collected from those users who have acquired game tokens. To estimate the user relationship period, the Group maintains a software system that captures the following information for each user: (a) the frequency that users log into each game via the Group's platform, and (b) the amount and the timing of when the users convert or charge his or her game tokens. The Group estimates the user relationship period for a particular game to be the date a player purchases or converts from virtual currency to a game token through the date the Group estimates the user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

          The consideration of user relationship with each online game is based on the Group's best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated user relationships on a quarterly basis. Any adjustments arising from changes in the user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

    –
    Self-developed games

          Revenues derived from self-developed games are recorded on a gross basis as the Group acts as a principal to fulfill all obligations. The Group does not maintain information on consumption details of in-game virtual items, and only has limited information related to the frequency of log-ons for its self-developed games. Given that certain historical data is not available, the Group uses the user relationship of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for its self-developed games.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (s) Revenue recognition (Continued)

  (i)
  Internet value-added services (Continued)

  (3)
  Other IVAS revenue

          Other IVAS revenue mainly represents membership subscription revenue, revenue from sales of virtual items in various channels in YY platform, such as live game broadcasting channels etc. and other miscellaneous product sales in YY platform.

          The Group operates a membership subscription program where subscription members can have enhanced user privileges when using YY Client. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue. Revenue from sales of virtual items in various channels is recognized on item basis, which is consistent with the revenue recognition policies in online music and entertainment revenue stream.

  (ii)
  Advertising revenues

          Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on the Group's platform in different formats over a particular period of time. Such formats generally include but are not limited to banners, text-links, videos, logos, and buttons. Advertisements on the Group's platform are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

          The Group enters into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. Contract terms generally range from 1 to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 6 months.

          Where customers purchase multiple advertising spaces with different display periods in the same contract, the Group allocates the total consideration to the various advertising elements based on the relative selling price method and recognizes revenue for the different elements over their respective display periods. The following hierarchy should be followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence ("VSOE"), (2) third party evidence ("TPE"), and (3) best estimate of selling price ("BESP"). Given that the VSOE or TPE of the selling price cannot be determined, the Group has adopted a policy to allocate the fair values of different advertising elements based on the best estimate selling prices of each advertisement within the contract taking into consideration the standard price list and historical discounts granted. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(t) Advances from customers and deferred revenue

        Advances from customers primarily consist of (i) prepayments from users in the form of the Group's virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above, (ii) prepayments from sub-licensees for obtaining operation rights of certain online games over a period of time, and (iii) prepayments from advertising agencies and advertisers.

        Deferred revenue primarily consists of the unamortized game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in online music and entertainment channels, where there is still an implied obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (u) Cost of revenues

        Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate IVAS and advertising revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) salary and welfare, (iv) share-based compensation, (v) business taxes and related surcharges, cultural development fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform,(vii) payment handling cost, and (viii) other costs.

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

        On January 1, 2012, a pilot program (the "Pilot Program") was launched in Shanghai for a transition of imposing value-added tax ("VAT") on revenues derived from certain pilot industries (the "Pilot Industries") other than business taxes. Starting from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in the PRC, including Beijing and Guangdong province, where the Group's subsidiaries and VIEs are incorporated and have operations therein. The Group's advertising revenue and online games revenue are within the scope of Pilot Industries and they became subject to VAT effective from November 1, 2012 and December 1, 2012, at a rate of 6% respectively. The Group hence recognizes advertising revenue and online games revenue net of VAT thereafter. Prior to the Pilot Program's being applied to Group's revenue, the Group's advertising revenues earned from external customers were subject to business taxes at 5% for the year ended December 31, 2011, and ten months ended October 31, 2012, and the Group' IVAS revenue earned from external customers were subject to business taxes of 3% for the years ended December 31, 2011, 2012 and 2013, except that the Group's online games revenue began to be subject to VAT of 6% commencing December 2012.

        The Group is subject to surcharges of business taxes and VAT, which are calculated based on 12% of the business taxes and VAT payable for the years ended December 31, 2011, 2012 and 2013.

        The Group reported business taxes and surcharges, and cultural development fees incurred in cost of revenues.

        Based on the Group's corporate structure and the contractual arrangements among the Group's PRC subsidiaries, the Group's VIEs and their shareholders, the Group is effectively subject to the 5% PRC business tax and generally subject to 6% VAT and related surcharges on revenues generated by the Group's subsidiaries based on the Group's contractual arrangements entered into with the Group's VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (v) Research and development expenses

        Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) rental expenses and (iv) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

        The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software's application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2011, 2012 and 2013, respectively.

         (w) Sales and marketing expenses

        Sales and marketing expenses consist primarily of (i) salary and welfare for sales and marketing personnel, (ii) advertising and market promotion expenses, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately RMB4,234, RMB5,534 and RMB8,054 during the years ended December 31, 2011, 2012 and 2013, respectively.

         (x) General and administrative expenses

        General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) allowance for doubtful receivables, and (iv) professional service fees.

         (y) Employee social security and welfare benefits

        Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of operations amounted to RMB23,657, RMB39,660 and RMB68,334 for the years ended December 31, 2011, 2012 and 2013, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (z) Share-based compensation

        The Company grants stock-based award, such as, but not limited to, share options, restricted shares, restricted share units and warrants to eligible employees, officers, directors, and non-employee consultants.

        Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related shared-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. Duowan BVI also granted share options, restricted shares and restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

        As a result of Duowan BVI's repurchases of certain awards offered in 2009 and in 2011 (Note 19), certain initially equity classified employee and non-employee awards had been reclassified as a liability classified award, as these awards were deemed to have a substantive cash settlement feature. These awards are re-measured at the end of each reporting period until either the substantive cash settlement is terminated or the holder of the awards is exposed to the market value fluctuation of the underlying shares for a reasonable period of time (at least six months), or the awards are settled, cancelled or expire unexercised.

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

        Prior to the initial public offering date (Note 17), the Binomial option-pricing model was used to measure the fair value of all the share options. The determination of the fair value was affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behaviour, risk-free interest rates and expected dividends. The use of the Binomial option-pricing model requires extensive actual employee, directors, officers and non-employee exercise behaviour data for the relative probability estimation purpose, and a number of complex assumptions.

        Following the listing of the Company, the grant date fair value of share-based awards is based on stock price of the Company in the NASDAQ Global Market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (aa) Other income

        Other income primarily consists of government grants which represent cash subsidies received from the PRC government by the operating subsidiaries or VIEs of the Company. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as operating or non-operating income based on the nature of the government grants.

         (bb) Income taxes

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

  Uncertain tax positions

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2011, 2012 and 2013. As of December 31, 2012 and 2013, the Group did not have any significant unrecognized uncertain tax positions.

         (cc) Statutory reserves

        The Group's subsidiaries, VIEs and VIE's subsidiary established in the PRC are required to make appropriations to certain non-distributable reserve funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (cc) Statutory reserves (Continued)

        In accordance with the laws applicable to China's Foreign Investment Enterprises, the Group's subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People's Republic of China ("PRC GAAP")) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company's discretion.

        In addition, in accordance with the Company Laws of the PRC, the VIEs and VIE's subsidiary of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

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

        During the year ended December 31, 2013, appropriations to statutory reserves amounted to RMB40,657. No appropriations have been made in 2011 and 2012 since the companies were in accumulated loss positions.

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

         (ee) Dividends

        Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2011, 2012 and 2013, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (ff) (Loss) income per share

        Basic (loss) income per share is computed by dividing net (loss) income attributable to common shareholders, considering the accretion or decretion of redemption feature, deemed dividend to preferred shareholders and amortization of beneficial conversion feature related to its convertible redeemable preferred shares (Note 20), by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

        Diluted (loss) income per share is calculated by dividing net (loss) income attributable to common shareholders, as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of common shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

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

         (hh) Segment reporting

        Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers in deciding how to allocate resources and assess performance. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group's long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (ii) Recently issued accounting pronouncements

        In February of 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The amendments in this ASU require an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income (for example, where amounts are reclassified to inventory), an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective with prospective application for reporting periods beginning after December 15, 2012. The Group adopted this ASU beginning January 1, 2013 and the adoption of this ASU did not have a material impact on the Group's consolidated financial statements.

        In March of 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity." The amendments in this ASU clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated in the ASU occur and involve a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of this ASU is not reasonably expected in the future to have a material impact on the Group's consolidated financial statements.

        In March of 2013, the FASB issued ASU 2013-11, "Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists". The amendments in the ASU clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is "available" is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Principal accounting policies (Continued)

         (ii) Recently issued accounting pronouncements (Continued)

adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not reasonably expected in the future to have a material impact on the Group's consolidated financial statements.

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

        In order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with Guangzhou Huaduo and Beijing Tuda, the Group's two VIEs. As of December 31, 2013, Mr. David Xueling Li, CEO, Mr. Jun Lei, Chairman of the Company, Mr. Tony Bin Zhao, Director and Chairman of Technology Committee, Mr. Jin Cao, General Manager of the Website Department, and Beijing Tuda own approximately 0.5%, 0.44%, 0.04%, 0.02% and 99% of Guangzhou Huaduo's equity interests, respectively. As of December 31, 2013, Mr. David Xueling Li, Mr. Tony Bin Zhao, and Mr. Jin Cao, own 97.7%, 1.5% and 0.8% of Beijing Tuda's equity interests, respectively.

        The VIEs hold the licenses and permits necessary to conduct its internet value-added services and online advertising business in the PRC. If the Company had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIEs and its' shareholders' performance of their contractual obligations to exercise effective control. In addition, the Group's contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai's unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai will provide services including technology support, technology services, business support and consulting services to Beijing Tuda and Guangzhou Huaduo in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Beijing Tuda and Guangzhou Huaduo's revenues or earnings, and (b) the expenses that Beijing Huanju Shidai incurs for providing such services. Beijing Huanju Shidai may charge up to 100% of the income in Beijing Tuda and Guangzhou Huaduo and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai from time to time. The service fees payable by Beijing Tuda and Guangzhou Huaduo to Beijing Huanju Shidai are determined to be up to 100% of the profits of the Beijing Tuda and Guangzhou Huaduo, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai. If fees were incurred, it would be significant to the Company and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

3. Certain risks and concentration (Continued)

         (a) PRC regulations (Continued)

the operating companies' economic performance because it will be incurred and paid at up to 100% of the earnings of the VIEs. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment. For the years ended December 31, 2011 and 2012, no service fees were charged by WOFEs to VIEs as both VIEs had accumulated losses since inception. For the year ended December 31, 2013, Beijing Huanju Shidai determined that service fees of RMB31,153 were charged to Guangzhou Huaduo considering it achieved accumulated profitability during the year ended December 31, 2013. The service fees are typically determined based on the costs and expenses that WOFEs incurs for providing relevant technology support to Guangzhou Huaduo, as well as the consideration of Guangzhou Huaduo's future business development plan and its increasingly growing and diverse operational needs.

        Further, the Group believes that the contractual arrangements among Beijing Huanju Shidai, the VIEs, and their shareholders are in compliance with PRC law and are legally enforceable. However, the PRC government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group's legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company's ability to conduct business in the PRC. The PRC government may also require the Company to restructure the Group's operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group's business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Huanju Shidai, and the VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

3. Certain risks and concentration (Continued)

         (a) PRC regulations (Continued)

        The following consolidated financial information of the Group's VIEs and VIE's subsidiary excluding the intercompany items with the Group's subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2012	2013
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	204,606	575,262
Short-term deposits	90,000	594,000
Accounts receivable, net	41,824	48,329
Amount due from a related party	1,073	73
Prepayments and other current assets	14,897	29,753
Deferred tax assets	25,666	51,631

Total current assets	378,066	1,299,048

Non-current assets
Deferred tax assets	92	383
Investments	2,950	33,920
Property and equipment, net	88,709	100,059
Intangible assets, net	3,218	9,717

Total non-current assets	94,969	144,079

Total assets	473,035	1,443,127

Liabilities
Current liabilities
Accounts payable	27,124	55,818
Deferred revenue	158,323	292,380
Advances from customers	7,271	10,656
Income taxes payable	32,885	47,974
Accrued liabilities and other current liabilities	81,223	197,851
Amounts due to related parties	2,604	2,640

Total current liabilities	309,430	607,319

Non-current liabilities
Deferred revenue	4,525	8,457

Total liabilities	313,955	615,776

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

3. Certain risks and concentration (Continued)

         (a) PRC regulations (Continued)

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net revenues	232,376	702,929	1,669,852
Net (loss) income	(79,334)	80,071	486,095

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net cash provided by operating activities	57,313	322,378	845,198
Net cash used in investing activities	(46,475)	(152,197)	(592,390)

	10,838	170,181	252,808

         (b) Foreign exchange risk

        The revenues and expenses of the Group's subsidiaries, VIEs and VIE's subsidiary in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group's financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies.

         (c) Concentration of risks

    (i)
    Concentration of revenue

      No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2011, 2012 and 2013.

    (ii)
    Concentration of accounts receivable

      The Group collects accounts receivable for IVAS revenue from collection agencies and accounts receivable for online advertising revenue from customers. The Group depends on payments from a limited number of the collection agencies and customers. The top 10 accounts receivable accounted for 96%, 92% and 87% of the total accounts receivable as of December 31, 2011, 2012 and 2013, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

3. Certain risks and concentration (Continued)

         (c) Concentration of risks (Continued)

    (ii)
    Concentration of accounts receivable (Continued)

      The following table summarizes the percentage of accounts receivable from collection agencies and customers with over 10% of total accounts receivable:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Collection agencies and customers
B1	31%	34%	25%
B2	*	*	12%
B3	*	16%	11%
B4	12%	*	*
B5	12%	*	*

      *
      Less than 10%

         (d) Credit risk

        As of December 31, 2012 and 2013, substantially all of the Group's cash and cash equivalents and short-term deposits were held by the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions' reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors' rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks that carry at least 'A' credit ratings from one or more credit rating agencies. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2011, 2012 and 2013 and believes that its credit risk to be minimal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group's consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2011, 2012 and 2013.

        Since the acquired business has been fully integrated into the Company's current business after the acquisition, it is impracticable to disclose separately its standalone revenue and earnings after the acquisition.

5. Cash and cash equivalents

        Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2012 and 2013 primarily consist of the following currencies:

	December 31, 2012		December 31, 2013
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	460,176	460,176	715,316	715,316
US$	7,084	44,526	2,342	14,282

Total		504,702		729,598

6. Short-term deposits

        Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2012 and 2013 were all denominated in RMB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

7. Accounts receivable, net

	December 31,
	2012	2013
	RMB	RMB
Accounts receivable, gross	123,332	131,315
Less: allowance for doubtful receivables	(5,716)	(31,214)

Accounts receivable, net	117,616	100,101

        The following table summarized the details of the Company's allowance for doubtful accounts:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance at the beginning of the year	(387)	—	(5,716)
Additions charged to general and administrative expenses	—	(6,884)	(31,987)
Write-off during the year	387	1,168	6,489

Balance at the end of the year	—	(5,716)	(31,214)

8. Investments

	December 31
	2012	2013
	RMB	RMB
Cost investments (i)(ii)	—	47,110
Equity investments	2,950	14,919

Total	2,950	62,029

(i)
In June 2013, the Company made an investment with an equity interest of 20% in a company with consideration of RMB15 million. The investment was not an investment in common stock or in-substance common stock and therefore was precluded from applying the equity method of accounting. It has been accounted for as an investment under cost method.

(ii)
In December 2013, the Company entered into agreements to acquire a minority stake of preferred shares of two companies with total consideration of approximately RMB28 million. Given the fact that the Company cannot unilaterally demand redemption of both the two preferred stocks as the Company only owns less than or equal to 10% of the two preferred stocks respectively, these investments have been accounted for as an investment in an equity security under cost method since the two equity securities do not have a readily determinable fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

9. Property and equipment, net

        Property and equipment consists of the following:

	December 31,
	2012	2013
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	103,005	152,404
Leasehold improvement	22,831	23,257
Furniture, fixture and office equipment	9,083	9,672
Motor vehicles	2,999	5,186
Construction in progress	—	4,652

Total	137,918	195,171
Less: accumulated depreciation	(47,619)	(92,535)

Property and equipment, net	90,299	102,636

        Depreciation expense for the years ended December 31, 2011, 2012 and 2013 were RMB12,888, RMB29,074 and RMB44,963, respectively.

10. Intangible assets, net

        The following table summarizes the Group's intangible assets:

	December 31
	2012	2013
	RMB	RMB
Gross carrying amount
Software	4,235	5,477
Technology	9,962	17,121
Domain name	11,477	17,286

Total of gross carrying amount	25,674	39,884

Less: accumulated amortization
Software	(1,808)	(3,209)
Technology	(1,659)	(4,054)
Domain name	(2,176)	(2,944)

Total accumulated amortization	(5,643)	(10,207)

Less: impairment
Software	(550)	(550)

Intangible assets, net	19,481	29,127

        Amortization expense for the years ended December 31, 2011, 2012 and 2013 were RMB1,211, RMB3,369 and RMB4,707, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

10. Intangible assets, net (Continued)

        The estimated amortization expenses for each of the following five years are as follows:

	Domain name	Technology	Software
	RMB	RMB	RMB
2014	1,171	3,424	1,263
2015	1,149	3,424	335
2016	1,141	3,424	68
2017	1,141	1,806	33
2018	1,141	989	19

        The weighted average amortization periods of intangible assets as of December 31, 2012 and 2013 are as below:

December 31,
	2012	2013
Domain name	15 years	15 years
Technology	5 years	5 years
Software	3 years	3 years

11. Goodwill

        Goodwill of RMB1,577 represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not deductible for tax purposes. The Group performs the annual impairment tests on October 1 of each year. Based on the impairment tests performed, no impairment of goodwill was recorded for all periods presented.

12. Deferred revenue

	December 31,
	2012	2013
	RMB	RMB
Deferred revenue, current:
IVAS revenues	157,940	292,184
Government grants	1,919	1,682

Total current deferred revenue	159,859	293,866

Deferred revenue, non-current:
IVAS revenues	4,329	8,457
Government grants	2,158	968

Total non-current deferred revenue	6,487	9,425

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

13. Accrued liabilities and other current liabilities

	December 31,
	2012	2013
Accrued salaries and welfare	54,688	113,302
Accrued revenue sharing fees	19,504	66,512
Accrued bandwidth costs	15,679	21,869
Business and other taxes payable	7,422	14,248
Value added taxes payable	8,718	5,291
Accrued technology service fee	2,162	5,040
Others	12,116	24,498

Total	120,289	250,760

14. Cost of revenue

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Revenue sharing fees and content costs	6,750	109,273	444,065
Bandwidth costs	75,064	145,037	203,238
Salary and welfare	33,388	50,009	88,456
Business tax and surcharges	16,462	30,026	47,755
Depreciation and amortization	11,951	25,762	37,084
Payment handling costs	9,306	22,828	24,955
Shared-based compensation	15,449	8,407	9,860
Other costs	14,329	24,791	26,586

Total	182,699	416,133	881,999

15. Other income

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Government grants	1,982	2,465	25,356
Others	—	—	1,722

Total	1,982	2,465	27,078

16. Income tax

         (i) Cayman Islands ("Cayman")

        Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

16. Income tax (Continued)

         (ii) British Virgin Islands ("BVI")

        Duowan BVI is exempt from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

         (iii) Hong Kong profits tax

        Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2011, 2012 and 2013.

         (iv) PRC Enterprise Income Tax ("EIT")

        The Company's subsidiaries, VIEs and VIE's subsidiary in China are governed by the Enterprise Income Tax Law ("EIT Law"), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%. Certified High and New Technology Enterprises ("HNTE") are entitled to a favorable statutory tax rate of 15%, and qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years.

        The Group's PRC entities accrued for enterprise income tax as follows:

  •
  From 2011 to 2013, Guangzhou Huaduo accrued the EIT at a tax rate of 15% as a result of HNTE status.

  •
  Guangzhou Huanju Shidai reported tax loss from 2010 to 2013. On December 31, 2013, Guangzhou Huanju Shidai was granted the qualification as software enterprise and will enjoy the preferential tax beginning from its first profitable year.

  •
  Other PRC subsidiaries, VIE and VIE's subsidiary were subject to 25% EIT for the periods reported.

        According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year ("Super Deduction"). Certain subsidiaries and VIEs of the Group successfully claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

        In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group's PRC subsidiaries, VIEs and VIE's subsidiaries to the Group's oversea companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

16. Income tax (Continued)

         (iv) PRC Enterprise Income Tax ("EIT") (Continued)

        Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company as of December 31, 2012 and 2013 are approximately RMB204,960 and RMB753,975, respectively. The undistributed earnings of the Company's subsidiaries, VIEs and VIE's subsidiary located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2012 and 2013.

  Composition of income tax expense

        The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current income tax expenses	(12,516)	(48,357)	(125,365)
Deferred income tax benefits	11,173	19,316	35,414

Income tax expense for the year	(1,343)	(29,041)	(89,951)

  Reconciliation of the differences between statutory tax rate and the effective tax rate

        The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax (loss) income is as follows:

	For the year ended December 31,
	2011		2012		2013
	RMB		RMB		RMB
PRC Statutory income tax rate	(25.0%	)	(25.0%	)	(25.0%	)
Effect of preferential tax rate	8.4%		10.4%		10.5%
Effect of tax-exempt entities	(5.1%	)	0.2%		2.2%
Permanent differences(i)	32.5%		(13.9%	)	(4.0%	)
Change in valuation allowance	(7.8%	)	(2.0%	)	(3.0%	)
Effect of Super Deduction available to the Group	(4.9%	)	5.7%		3.4%
Adjustments of deferred tax for changes in tax rates	3.6%		—		—

Effective income tax rate	1.7%		(24.6%	)	(15.9%	)

(i)
Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

16. Income tax (Continued)

  Deferred tax assets and liabilities

        Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013
	RMB	RMB
Deferred tax assets, current:
Deferred revenue	16,270	32,905
Allowance for doubtful accounts receivable, accrued expense and others not currently deductible for tax purposes	17,062	39,791
Valuation allowance(i)	(1,783)	(5,775)

Total current deferred tax assets, net	31,549	66,921

Deferred tax assets, non-current:
Tax loss carried forward	2,433	16,400
Deferred revenue	538	445
Impairment of an equity investment	45	180
Valuation allowance(i)	(2,433)	(16,400)

Total non-current deferred tax assets, net	583	625

(i)
Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

16. Income tax (Continued)

  Tax loss carry forwards

        As of December 31, 2013, the Group had tax loss carry forwards of approximately RMB62,994, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Amount
RMB
2014	3,184
2015	—
2016	3,405
2017	3,034
2018	53,371

Total	62,994

        In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities' tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities' tax years from 2009 to 2013 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2013.

17. Common shares

Common Shares

        In January 2011, Duowan BVI entered into a common share and warrant purchase agreement with an independent institutional investor with respect to the issuance and sale of 51,140,432 common shares at an aggregate consideration of US$50,000 and a warrant to purchase up to an additional 25,570,216 common shares for an aggregate purchase price of US$25,000 ("Series D Common Share Financing"). The issuance price of each common share is US$0.9777, of which US$0.0830 per share relates to the fair value of the warrant. The related issuance costs were RMB1,208. In July 2011, the institutional investor exercised the warrant to acquire 25,570,216 common shares of Duowan BVI.

        On October 31, 2012, several executives of the Company converted in aggregate 5,068,000 vested restricted shares into common shares.

        Upon the completion of the Company's IPO on November 21, 2012 (Note 1(c)), the Company's shares were divided into Class A common shares and Class B common shares, par value of US$0.00001. Holders of Class A common shares and Class B common shares have the same rights, except for voting rights and conversion rights. Holders of Class A common shares are entitled to one vote per share in all shareholders' meetings, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time at the discretion of the Class B shareholders thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. The impact of dividing Class A and Class B commons shares has been retroactively reflected in the Company's capital structure in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

17. Common shares (Continued)

        As of December 31, 2011, nil Class A common shares and 4,640,575,690 Class B common shares had been authorized, nil Class A common shares and 543,340,914 Class B common shares had been issued and outstanding.

        As of December 31, 2012, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 179,400,000 Class A common shares and 907,833,224 Class B common shares had been issued and outstanding, respectively.

        During the year ended December 31, 2013, 21,256,900 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units, 422,001,838 Class B common shares were converted to Class A common shares.

        As of December 31, 2013, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 622,658,738 Class A common shares and 485,831,386 Class B common shares had been issued and outstanding, respectively.

18. Convertible redeemable preferred shares

        During the First Reorganization, Duowan Limited issued 54,488,000 Series A convertible preferred shares ("Series A Preferred Shares") and warrant to a third party investor ("Series A Investor") in exchange for an aggregate purchase price of RMB7,720, or US$0.0184 per share. During the Second Reorganization in June 2008, Duowan BVI issued an additional 81,612,930 Series A convertible preferred shares to the Series A Investor for an aggregate purchase price of RMB13,722. The related issuance costs were RMB172.

        In August 2008, Duowan BVI issued 102,073,860 Series B convertible redeemable preferred shares ("Series B Preferred Shares") for aggregate cash consideration of RMB34,232 and issuance costs of RMB278.

        In November 2009, Duowan BVI issued 16,249,870 Series C-1 convertible redeemable preferred shares ("Series C-1 Preferred Shares") and 104,999,650 C-2 convertible redeemable preferred shares ("Series C-2 Preferred Shares", collectively with Series C-1 Preferred Shares, "Series C Preferred Shares"), for aggregate cash considerations of RMB8,875 and RMB71,684 respectively. Series C Preferred Shares issuance costs were RMB274.

        Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares are collectively referred to as the "Preferred Shares".

        As of December 31, 2011, the Company has determined that the Preferred Shares should be classified as mezzanine equity since the Preferred Shares are contingently redeemable by the holders in the event that a qualified IPO has not occurred and the Preferred Shares have not been converted as of the redemption date.

        The Company determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the conversion feature embedded in derivative instrument are clearly and closely related to that of the convertible preferred shares, and the convertible and redeemable preferred shares are not readily convertible into cash as there is no market mechanism in place for trading its share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        All Preferred Shares' par value is US$0.00001. The rights, preferences and privileges of the Preferred Shares are as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

18. Convertible redeemable preferred shares (Continued)

Conversion (Continued)

        As of December 31, 2010, the Qualified IPO is defined as a firm-commitment public offering of common shares of the Company in the United States that has been registered under the Securities Act and on a recognized securities exchange such as NASDAQ or the New York Stock Exchange, or in a similar public offering of common shares in a jurisdiction and on a recognized securities exchange outside of the United States, including without limitation, the Hong Kong Stock Exchange, provided that (a) the market capitalization of the Company upon completion of such initial public offering shall be no less than US$400,000 and such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the board of directors (including the affirmative consent of the majority of the Series A, Series B, and Series C Preferred Shares director), or (b) such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the board of directors (including the affirmative consent of each of the Preferred Shares' directors), and provided further that such public offering is made at an equivalent price and yields equivalent offering proceeds and there is regulatory approval for such offering. Subsequent to the Series D Common Share Financing in January 2011, the Qualified IPO is defined as a firm-commitment public offering of common shares of the Company in the United States that has been registered under the Securities Act and on a recognized securities exchange such as NASDAQ or the New York Stock Exchange, or in a similar public offering of common shares in a jurisdiction and on a recognized securities exchange outside of the United States, including without limitation, the Hong Kong Stock Exchange, provided that (a) the market capitalization of the Company upon completion of such initial public offering shall be no less than US$1,500,000 and such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the Board of Directors (including the affirmative consent of the majority of the Series A Director, the Series B Director, the Series C Director and the Series D director), or (b) such public offering and the aggregate proceeds (before deduction of underwriting discounts and registration expenses) is approved by majority of the Board of Directors (including the affirmative consent of each of the Series A Director, the Series B Director, the Series C Director and the Series D Director, if applicable), and provided further that such public offering is made at an equivalent price and yields equivalent offering proceeds and there is regulatory approval for such offering.

        On September 19, 2012, the board of directors of the Company resolved to approve to raise additional capital through an underwritten initial public offering of its shares in the United States of America as a Qualified IPO.

        Upon the completion of the IPO on November 21, 2012, each Preferred Share was automatically converted into one Class B common share. As a result, 359,424,310 Class B common shares were issued, and the balance of Preferred Shares was transferred to Class B common shares and additional paid-in capital on the same day.

Redemption Right

        As of December 31, 2010, at any time after the date that is the earlier of i) the date of the occurrence of a Default Redemption Event, and ii) five years following the Series C-1 original issue date and Series C-2 original issue date, at the election of the majority of Series C holders, the Company shall redeem all or any lesser portion of its then outstanding Preferred Shares. A Default Redemption Event shall be deemed to occur if the Company's corporate structure as a whole, including

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

18. Convertible redeemable preferred shares (Continued)

Redemption Right (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

18. Convertible redeemable preferred shares (Continued)

Redemption Right (Continued)

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

Modification

        Upon its issuance, Series A Preferred Shares were classified as permanent equity and were not redeemable. In association with the issuance of Series B Preferred Shares in August 2008, Series A Preferred Shares were granted redemption at the option of the holders and drag-along rights and accordingly were reclassified as mezzanine equity of the Company. The Company concluded that the addition of the redemption and drag-along rights is a modification of the terms of the Series A Preferred Shares. The incremental value received by the Series A Preferred Shareholders amounted to RMB916 which was deemed to be a wealth transfer between the preferred shareholders and the common shareholders and was charged to additional paid-in capital.

        Upon its issuance, Series B Preferred Shares had a redemption right beginning on or after the seventh anniversary following the issuance of Series B Preferred Shares. In association of the issuance of Series C Preferred Shares, the redemption right for Series A and Series B Preferred Shares and drag along rights were amended. The Company concluded amendment of the redemption and drag-along rights is a modification of the terms of the Series A and Series B Preferred Shares. The incremental value received by Series A and Series B Preferred Shareholders amounted to RMB19 and RMB176, respectively, which were deemed to be a wealth transfer between the preferred shareholders and the common shareholders and were charged to additional paid-in capital.

Accretion (Decretion)

        Due to the redemption features described above, the Company classified the Preferred Shares in the mezzanine equity section of the consolidated balance sheets. The Company recognized the changes in the redemption value immediately as they occurred and adjusted the carrying amount of the Preferred Shares to equal the redemption value at the end of each reporting period. The fair market values of the Preferred Shares as of December 31, 2010 and 2011 were greater than the redemption value as of December 31, 2009 and 2010, while the fair market value of the Preferred Shares prior to conversion on November 21, 2012 was lower than the redemption value as of December 31, 2011. As a result, the Company recorded accretion (decretion) to the redemption value immediately and adjusted the carrying amount of the instrument to equal to the redemption value at the end of each reporting period. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges were recorded by increasing accumulated deficit. The decretion was recorded against the previous accretion originally recognized in retained earnings or additional paid-in capital, where applicable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

18. Convertible redeemable preferred shares (Continued)

        The following table sets forth the changes of each of the convertible redeemable preferred shares for years ended December 31, 2011, 2012 and 2013:

Series A Preferred Shares

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Beginning balance	846,752	935,013	—
Accretion (decretion) to redemption value	88,261	(485,517)	—
Conversion of convertible redeemable preferred shares into Class B common shares	—	(449,496)	—

Ending balance	935,013	—	—

Series B Preferred Shares

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Beginning balance	639,799	703,901	—
Accretion (decretion) to redemption value	64,102	(366,785)	—
Conversion of convertible redeemable preferred shares into Class B common shares	—	(337,116)	—

Ending balance	703,901	—	—

Series C Preferred Shares

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Beginning balance	770,720	842,020	—
Accretion (decretion) to redeemable value	71,300	(441,573)	—
Conversion of convertible redeemable preferred shares into Class B common shares	—	(400,447)	—

Ending balance	842,020	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

18. Convertible redeemable preferred shares (Continued)

        Prior to the completion of the IPO, the Company engaged an independent valuation firm to assist them in determining the fair values of the preferred and common shares which were estimated as of the date of issuance and at each financial statement reporting date using the "Discounted Cash Flow Method" , the "Guideline Transaction Method" and the "Backsolve Method", where methodologies, approaches and assumptions are consistent with the current working draft of the American Institute of Certified Public Accountants practice aid Valuation of Privately Held Company Equity Securities Issued as Compensation. The Guideline Transaction Method is a form of market approach based on the enterprise value to revenue multiples of the Group's own equity transactions close to the valuation date. The Backsolve Method is a form of market approach to valuation that derives the implied equity value for one type of equity security (e.g. common equity) from a contemporaneous transaction involving another type of equity security (e.g., preferred share). The Discounted Cash Flow Method, a form of income approach, estimates the fair value based on projected cash flows at each of the valuation dates. The followings are assumptions in the Discounted Cash Flow Method:

December 31, 2011
Risk-free interest rate	2.53%
Volatility	66.1%
Dividend yield	—
Discount rate	16%

        The Company estimated the risk-free interest rate based on yield-to-maturities in continuous compounding of the China Government Bond with the time to maturities similar to the Preferred Shares. The Company estimated volatility at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry. The Company has no history or expectation of paying dividend on the Preferred Shares. Discount rate is estimated by weighted average cost of capital as at each appraisal date. In addition to the above assumptions adopted, the Company's projections of future performance were also factored into the determination of the fair value of each Preferred Share.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

19. Share-based compensation

  (a) Share options

  Pre-2009 Scheme Options

  Grant of options

        Before the adoption of the Employee Equity Incentive Scheme (the "2009 Incentive Scheme"), 12,705,700 and 8,499,050 share options were granted to employees through individually signed share option agreements, to acquire common shares of Duowan BVI on a one-to-one basis on January 1, 2008 and 2009 respectively. In addition, on January 1, 2008, 3,832,290 share options were granted to one non-employee for the provision of consulting services to the Group (collectively defined as "Pre-2009 Scheme Options").

  Vesting of options

        These Pre-2009 Scheme Options will vest over a four years' service period, with 25% of the options vesting after the first anniversary of the vesting inception date and the remaining 75% in six equal installments over the following 36 months. The options may be exercised provided that both the service conditions and a performance condition are met. The performance condition is defined to be i) an initial public offering, ii) completion of a financing meeting certain criteria, iii) an internal reorganization, or iv) a voluntary winding up of Duowan BVI. The performance condition that is tied to completion of a financing fulfilling certain criteria was met in June 2008 or November 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Share-based compensation (Continued)

         (a) Share options (Continued)

        The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the years ended December 31, 2011, 2012 and 2013:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2011	19,742,590	0.0056	7.39	18,372
Exercised/Repurchased(1)	(1,853,055)	0.0061

Outstanding, December 31, 2011(2)	17,889,535	0.0055	6.37	19,366
Forfeited	(19,110)	0.0067	6.25

Outstanding, December 31, 2012	17,870,425	0.0055	5.37	12,642
Exercised	(4,648,420)	0.0045	4.30

Outstanding, vested and exercisable December 31, 2013	13,222,005	0.0059	4.40	33,162

(1)
In connection with the Series D Common Share Financing (Note 17) in January 2011, certain employees and the non-employee were given the opportunity to cash-settle their vested options. The repurchase price of each vested option/share was the difference between the stated exercise price of the Pre-2009 Scheme Option and US$0.9777, which was the per share issuance price of common shares issued to the new investor. A total of 1,853,055 Pre-2009 Scheme Options were exercised/repurchased by Duowan BVI for cash consideration of RMB11,701. The underlying common shares were cancelled immediately after the repurchase (the "Second Repurchase"). Similar offer was made by Duowan BVI to the non-employee holding the Pre-2009 Scheme Options but that non-employee did not take up the offer.

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

        The aggregate intrinsic value in the table above represents the difference between the Company's common shares as of December 31, 2011, 2012 and 2013 and the exercise price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Share-based compensation (Continued)

         (a) Share options (Continued)

        Prior to the completion of the IPO, the Binomial option pricing model is used to determine the fair value of the share options granted to employees and the non-employee. The fair values of share options granted or remeasured during the year ended December 31, 2011 was estimated using the following assumptions:

        Pre-2009 Scheme Options granted to employees and a non-employee:

2011
Risk-free interest rate(1)	3.34%-4.01%
Expected term(2)	6-8 years
Volatility rate(3)	53.06%-55.34%
Dividend yield(4)	—

(1)
The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.

(2)
The expected term is the contract life of the option.

(3)
Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)
Duowan BVI and the Company have no history or expectation of paying dividend on its common shares. The expected dividend yield was estimated based on the Company's expected dividend policy over the expected term of the option.

        Upon the completion of the IPO, the fair value of share options granted to a non-employee with nil exercise price was assessed to be equivalent to the fair value of the Company's common share. These share options were remeasured at the stock price of the Company's common share as of December 31, 2012 and 2013.

        The total intrinsic value of options exercised during the year ended December 31, 2011, 2012 and 2013 amounted to RMB11,912, nil and RMB64,195, respectively. For the years ended December 31, 2011, 2012 and 2013, the Company recorded share-based compensation of RMB25,683, share-based benefit of RMB89 and share-based compensation of RMB14,004, respectively, using the graded-vesting attribution method for employees and non-employee.

        As of December 31, 2013, there was no unrecognized compensation cost and expense related to Pre-2009 Scheme Options granted to employees and non-employee.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Share-based compensation (Continued)

         (b) Restricted shares (Continued)

        If the employee terminates employment, the service vested portion of the restricted shares may be subject to: (i) repurchase (subject to Company's sole discretion) by Duowan BVI at fair value of common shares of Duowan BVI which is assessed by the Company with the assistance of an independent valuation firm; or (ii) be held by a person who is an existing employee of the Group and is designated by the leaving restricted share holder according to a properly signed escrow agreement to hold such shares for and on his/her behalf. If the leaving employee fails to deliver a properly signed agreement to Duowan BVI within 30 days from receipt of the notification from Duowan BVI, such service vested shares shall automatically lapse and expire.

        The following table summarizes the restricted shares activity for the years ended December 31, 2011, 2012 and 2013:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2011	48,486,036	0.2936
Granted	10,846,800	0.9362
Forfeited	(2,726,024)	0.3917
Vested	(13,321,711)	0.1636

Outstanding, December 31, 2011	43,285,101	0.4885
Forfeited	(3,673,580)	0.4945
Vested	(21,380,720)	0.4864

Outstanding, December 31, 2012	18,230,801	0.4898
Forfeited	(1,581,789)	0.8726
Vested	(11,975,287)	0.3906

Outstanding, December 31, 2013	4,673,725	0.6144

Expected to vest at December 31, 2013	4,449,366	0.6120

        Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

        For the years ended December 31, 2011, 2012 and 2013, the Company recorded share-based compensation of RMB57,805, RMB36,371 and RMB7,300, respectively, using the graded-vesting method for employees and non-employee.

        As of December 31, 2013, total unrecognized compensation expense relating to the restricted shares was RMB5,873. The expense is expected to be recognized over a weighted average period of 0.54 years using the graded vesting attribution method.

         (c) Share-based awards granted to CEO and Chairman of the Company

        On February 23, 2010, the CEO and the Chairman of the Company, also directors and shareholders were granted 13,369,813 and 29,678,483 restricted shares, respectively. The Chairman's shares have a service condition that vest over a four year period (50% after the second anniversary and 25% each year thereafter). Both the CEO's and the Chairman's shares are subject to a performance condition which relates to the number of peak concurrent users on the YY Client. Such performance condition was met as of December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Share-based compensation (Continued)

         (c) Share-based awards granted to CEO and Chairman of the Company (Continued)

        Pursuant to the provisions stipulated in the grant document relating to these restricted shares grant, upon the occurrence of an Acceleration Event, the restricted shares granted to the Chairman would also become fully vested. An "Accelerated Event" is defined as (i) a Listing, (ii) a sale of all or substantially all of the issued share capital of Duowan BVI, (iii) a sale by Duowan BVI of all or substantially all of its assets, (iv) the passing of an effective resolution or the making of an order of a competent court for the winding up of Duowan BVI.

        The following table summarizes information regarding the restricted shares granted to the CEO and the Chairman:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2011	29,678,483	0.1875

Outstanding, December 31, 2011	29,678,483	0.1875
Vested	(29,678,483)	0.1875

Outstanding, December 31, 2012 and 2013	—

        The fair value of the share-based awards above was determined at the respective grant dates by the Company with the assistance of an independent valuation firm.

        The Company recognized these awards as employee share-based compensation awards using fair value of the awards on the grant date. As of December 31, 2010, the performance condition was met. The compensation expense for the CEO's restricted shares was fully recognized and the compensation expense for the Chairman's restricted shares is recognized over the requisite service period using the graded vesting method. Upon the completion of the IPO, the restricted shares granted to the Chairman were fully vested and all remaining compensation expenses were recognized immediately.

        The total fair value of restricted shares vested during the year ended December 31, 2011, 2012 and 2013 amounted to nil, RMB35,924 and nil, respectively.

        Share-based compensation expenses related to the awards granted to the CEO and Chairman of RMB14,143, RMB9,624 and nil were recognized in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013.

        As of December 31, 2013, there was no unrecognized compensation cost and expense related to the restricted shares.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Share-based compensation (Continued)

         (d) Share-based awards for former NeoTasks employees (Continued)

        The awards shall vest over the earlier of (i) a three-year period, with one-third of the shares vesting annually or (ii) upon any sale, merger, amalgamation, liquidation or listing of Duowan BVI or the sale by Duowan BVI of all or substantially all of its assets (the "Awards to NeoTasks Founders").

        The following table summarizes information regarding the share-based award granted:

Number of restricted shares
Outstanding, January 1, 2011	8,957,690
Vested	(8,957,690)

Outstanding, December 31, 2011, 2012 and 2013	—

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

        The fair value of the restricted shares above was determined at the grant date. Effective from the re-designation of the award as liability-classified, it was re-measured at the end of each reporting date by the Company with the assistance of an independent valuation firm. The change in fair value was recognized in the consolidated statements of operations. After the award was changed back to equity-classified awards, it was measured based on the fair value of the awards on September 15, 2011, and the expenses to be recognized over the remaining requisite service period using the graded-vesting attribution method.

        Share-based compensation expenses related to the above share-based award of RMB27,726 were recognized in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2011.

        As of December 31, 2011, the compensation costs related to restricted shares for NeoTasks acquisition had been fully recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Share-based compensation (Continued)

         (e) Restricted Share Units

        On September 16, 2011, the Board of the Directors of the Company approved the 2011 Share Incentive Plan, which permits the grant of share options, restricted shares and restricted share units of up to 43,000,000 shares, to any qualified persons, as determined by the Board of the Directors of the Company. On the same date, the Company granted 9,097,000 restricted share units to employees pursuant to the 2011 Share Incentive Plan, that are subject to vesting over a four to five years' period. During the year ended December 31, 2012, the Company granted 18,295,221 restricted share units to employees pursuant to the 2011 Share Incentive Plan, which are subject to vesting over a two to four years' period. No restricted share units were granted to non-employees up to December 31, 2012.

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

        During the year ended December 31, 2013, the Company granted 29,917,989 restricted share units to employees and 48,000 restricted share units to non-employee pursuant to the 2011 Share Incentive Plan, which are subject to vesting over a three to five years' period.

        The following table summarizes the restricted share units activity for the years ended December 31, 2011, 2012 and 2013:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2011	—
Granted	9,097,000	1.0630
Forfeited	(100,700)	1.0630

Outstanding, December 31, 2011	8,996,300	1.0630
Granted	18,295,221	1.0324
Forfeited	(595,900)	1.0876

Outstanding, December 31, 2012	26,695,621	1.0415
Granted	29,965,989	0.9338
Forfeited	(3,522,992)	1.0699
Vested	(8,836,018)	1.0429

Outstanding, December 31, 2013	44,302,600	0.9639

Expected to vest at December 31, 2013	41,581,339	0.9654

        For the years ended December 31, 2011, 2012 and 2013, the Company recorded share-based compensation of RMB9,644, RMB54,445 and RMB95,792, using the graded-vesting attribution method.

        As of December 31, 2013, total unrecognized compensation expense relating to the restricted share units was RMB144,499. The expense is expected to be recognized over a weighted average period of 1.36 years using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Share-based compensation (Continued)

         (f) Movements of equity-classified and liability-classified awards

        The table below shows the movements and details of various equity-classified and liability-classified awards granted by the Company to its employees and non-employee for the years ended December 31, 2011, 2012 and 2013:

	Equity-classified Awards (RMB)						Liability-classified Awards (RMB)
	Pre-2009 Scheme options	2009 Incentive Scheme— restricted shares	2011 Incentive Scheme— restricted share units	Share-based awards to CEO and Chairman	Awards to NeoTasks Founders	Sub-total	Pre-2009 Scheme options	Awards to NeoTasks Founders	Sub-total	Total
Balance as of January 1, 2011	—	24,525	—	30,808	—	55,333	109,035	94,089	203,124	258,457
Share-based compensation expenses	2,219	57,805	9,644	14,143	3,359	87,170	23,464	24,367	47,831	135,001
Exercised/Repurchased	—	—	—	—	—	—	(11,701)	—	(11,701)	(11,701)
Reclassifications
—From liability-awards to common share*	—	—	—	—	—	—	—	(57,692)	(57,692)	(57,692)
—From liability-awards to equity awards**	116,328	—	—	—	57,602	173,930	(116,328)	(57,602)	(173,930)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(4,470)	(3,162)	(7,632)	(7,632)

Balance as of December 31, 2011	118,547	82,330	9,644	44,951	60,961	316,433	—	—	—	316,433

Balance as of January 1, 2012	118,547	82,330	9,644	44,951	60,961	316,433	—	—	—	316,433
Share-based compensation expenses	(89)	36,371	54,445	9,624	—	100,351	—	—	—	100,351

Balance as of December 31, 2012	118,458	118,701	64,089	54,575	60,961	416,784	—	—	—	416,784

Balance as of January 1, 2013	118,458	118,701	64,089	54,575	60,961	416,784	—	—	—	416,784
Share-based compensation expenses	14,004	7,300	95,792	—	—	117,096	—	—	—	117,096

Balance as of December 31, 2013	132,462	126,001	159,881	54,575	60,961	533,880	—	—	—	533,880

*
During the year ended December 31, 2011, the restricted shares to NeoTasks founders were held by NeoTasks Founders for more than six months, therefore, the related awards amounting to RMB57,692 were reclassified back to common share.

**
As detailed in Note 19(a) and (d), the share options and the restricted shares to NeoTasks founders were reclassified from liability-classified awards to equity-classified awards in September 2011, accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

20. Basic and diluted net (loss) income per share

        Basic and diluted net (loss) income per share for the years ended December 31, 2011, 2012 and 2013 are calculated as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Net (loss) income attributable to the Company	(83,156)	89,177	477,727
(Accretion) decretion to convertible redeemable preferred shares redemption value	(223,663)	1,293,875	—
Allocation of net income to participating preferred shareholders	—	(478,754)	—

Numerator of basic net (loss) income per share	(306,819)	904,298	477,727
Dilutive effect of preferred shares	—	(815,121)	—

Numerator for diluted (loss) income per share	(306,819)	89,177	477,727

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	485,883,845	604,703,810	1,122,475,688
Dilutive effect of preferred shares	—	320,142,965	—
Dilutive effect of share options	—	17,782,885	16,362,048
Dilutive effect of restricted shares	—	30,594,877	14,400,670
Dilutive effect of restricted share units	—	4,802,491	27,882,891
Dilutive effect of share-based awards granted to CEO and Chairman	—	14,441,808	—

Denominator for diluted calculation	485,883,845	992,468,836	1,181,121,297

Basic net (loss) income per Class A and Class B common share	(0.63)	1.50	0.43
Diluted net (loss) income per Class A and Class B common share	(0.63)	0.09	0.40
Basic net (loss) income per ADS*	(12.63)	29.91	8.51
Diluted net (loss) income per ADS*	(12.63)	1.80	8.09

*
The Company was listed on November 21, 2012 with issuance of a total of 8,970,000 ADS at a public offering price of US$10.50 per ADS. Each ADS represents 20 Class A common shares. The net (loss) income per ADS for the years ended December 31, 2011, 2012 and 2013 were calculated using the same conversion ratio assuming the ADSs had been in existence during these periods.

        The Company's preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore, no loss was allocated to the preferred shares in the computation of basic net loss per share for the year ended December 31, 2011. Net income was allocated to the preferred shares in the computation of basic net income per share for the year ended December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

20. Basic and diluted net (loss) income per share (Continued)

        The Preferred Shares, share-based awards for former NeoTasks employees, the share-based awards granted to the CEO and Chairman, share option, restricted shares, restricted share units and warrants to an independent institutional investor were excluded from the computation of diluted net loss per common share for the year ended December 31, 2011 because including them would have had an anti-dilutive effect. The following table summarizes information regarding weighted average of common shares equivalents for the year ended December 31, 2011:

For the year ended December 31, 2011
Preferred shares—weighted average	359,424,310
Share-based awards for NeoTasks acquisition—weighted average	8,319,608
Share-based awards granted to CEO and Chairman—weighted average	29,678,483
Share options—weighted average	18,488,604
Restricted shares—weighted average	54,045,124
Restricted share units—weighted average	2,625,039
Warrants to an independent institutional investor—weighted average	12,609,970

21. Related party transactions

        The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Daren Computer Technology Company Limited ("Zhuhai Daren")	Equity investment
Guangzhou Shanghang Information Technical Co., Ltd. ("Shanghang")	Significant influence exercised by the Chairman
Kingsoft Corporation ("Kingsoft")	Significant influence exercised by the Chairman
Xiaomi Corporation ("Xiaomi")	Significant influence exercised by the Chairman
Zhuhai Lequ Technology Co., Ltd. ("Zhuhai Lequ")	Equity investment
Agora, Inc.(1)	Controlled by the director and the chairman of technology committee of the Group

(1)
In December 2013, the Group made a minority interest investment to form a new company, Agora, Inc., with the director and the chairman of technology committee of the Group and other strategic investors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

21. Related party transactions (Continued)

        During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Online games revenue sharing from Zhuhai Daren	4,451	7,547	24,452
Bandwidth service provided by Shanghang	21,985	11,776	21,272
Purchase of intangible assets from Kingsoft	—	—	6,010
Online games revenue sharing from Zhuhai Lequ	—	—	5,076
Advertising revenue from Xiaomi	—	—	1,154
Repayment of interest-free loan from Zhuhai Lequ	—	500	1,000
Membership subscription fee revenue from Xiaomi	—	227	—
Interest-free loan to Zhuhai Daren	500	—	—
Repayment of interest-free loan from Zhuhai Daren	—	2,000	—
Interest-free loan to Zhuhai Lequ	—	1,200	—
Disposal of a cost investment to the Chairman and Co-founder, who is also a director of the Company	—	1,000	—
Disposal of an equity investment to Xiaomi	—	2,000	—

        As of December 31, 2012 and 2013, the amounts due from/to related parties were as follows:

	December 31,
	2012	2013
	RMB	RMB
Amount due from a related party
Other receivables from Zhuhai Lequ	1,073	73

Total	1,073	73

Amounts due to related parties
Accounts payable to Zhuhai Daren	2,362	1,479
Other payables to Shanghang	242	822
Accounts payable to Zhuhai Lequ	—	339

Total	2,604	2,640

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

22. Fair value measurements (Continued)

        The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

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

        Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

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

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2012 and 2013.

        The Group's financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses are recorded at cost which approximates fair value.

23. Commitments and contingencies

         (a) Operating lease commitments

        The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

        Total office rental expenses under all operating leases were RMB6,361, RMB16,670 and RMB19,423 for the years ended December 31, 2011, 2012 and 2013, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

23. Commitments and contingencies (Continued)

         (a) Operating lease commitments (Continued)

        As of December 31, 2013, future minimum payments under non-cancellable operating leases consist of the following:

Office rental
RMB
2014	16,919
2015	15,809

32,728

         (b) Capital commitment

        As of December 31, 2013, the Group did not have any capital commitment.

         (c) Litigation

        The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which individually or in the aggregate is likely to have a material adverse effect on the Group's business, financial condition, results or operations, or cash flows. The Group did not record any legal contingencies as of December 31, 2013.

24. Subsequent events

        In February 2014, The Group has initiated a lawsuit against one of the Group's advertisement agents, claiming for the unpaid advertisement fee and liquidated damages for late payment. Management believed that the lawsuit did not have significant impact to the Group's financial statements as of December 31, 2013.

25. Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the Group's subsidiaries and the VIEs and VIE's subsidiary incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and the VIEs and VIE's subsidiary in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's subsidiaries and the VIEs and VIE's subsidiary incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under US GAAP amounted to approximately RMB311,399 and RMB303,366 as of December 31, 2012 and 2013, respectively. There are no differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs and VIE's subsidiary. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

25. Restricted net assets (Continued)

dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries and the VIEs and VIE's subsidiary to satisfy any obligations of the Company.

        The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2013 and the condensed financial information of the Company are not required to be presented.