Form 20-F
period 2014-12-31
YY Inc.
filed 2015-04-21
CIK 1530238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report. 706,173,568 Class A common shares, par value US$0.00001 per share, and 427,352,696 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2014.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Exhibit 4.25	Indenture, dated March 24, 2014, constituting US$400 million 2.25% Convertible Senior Notes due 2019
Exhibit 4.26	English summary of Panyu Land Purchase Agreement, dated August 7, 2014, by and among Guangzhou Huanju Shidai Information Technology Co., Ltd. and Guangzhou Panyu Information Technology Investent Development Co., Ltd.
Exhibit 8.1	List of Subsidiaries and Consolidated Affiliated Entities
Exhibit 12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of Conyers Dill & Pearman
Exhibit 15.2	Consent of Fangda Partners
Exhibit 15.3	Consent of Independent Registered Public Accounting Firm

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	"we," "us," "our company" and "our" refer to YY Inc., a Cayman Islands company, its subsidiaries and consolidated affiliated entities (also referred to as variable interest entities) and the subsidiaries of its consolidated affiliated entities, as the context may require;

•	"active user" for any period means a registered user account that has logged onto our platform at least once during such relevant period;

•	"concurrent users" for any point in time means the total number of YY users that are simultaneously logged onto our platform at such point in time;

•	"paying user" for any period means a registered user account that has purchased virtual items or other products and services on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform; thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;

•	"registered user account" means a user account that has downloaded, registered and logged onto our platform at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this annual report may overstate the number of unique individuals who are our registered users; and

•	"unique visitor" to Duowan.com means a visitor to Duowan.com from a specific IP address. No subsequent visits from the same IP address during a relevant period are added to our total unique visitors count for that period. An individual who accesses Duowan.com from more than one IP address is counted as a unique visitor for each IP address he or she uses.

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

You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "is expected to," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our ability to retain and increase our user base and expand our product and service offerings;

•	our ability to monetize our platform;

•	our future business development, results of operations and financial condition;

•	competition from companies in a number of industries, including internet companies that provide online voice and video communications services, social networking services and online games;

•	expected changes in our revenues and certain cost or expense items;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(All amounts in thousands, except share, ADS, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Internet value-added service
—Online music and entertainment	—	52,854	286,446	852,885	2,109,503	339,990
—Online games	86,316	165,933	332,287	602,111	811,699	130,822
—Others	1,282	13,589	83,655	205,212	609,823	98,286
Online advertising	40,740	87,279	117,643	163,260	147,343	23,747
Total net revenues	128,338	319,655	820,031	1,823,468	3,678,368	592,845
Cost of revenues(1)	(110,062)	(182,699)	(416,133)	(881,999)	(1,849,149)	(298,029)
Gross profit	18,276	136,956	403,898	941,469	1,829,219	294,816
Operating expenses:(1)
Research and development expenses	(49,219)	(106,804)	(176,725)	(267,005)	(431,188)	(69,495)
Sales and marketing expenses	(12,363)	(13,381)	(16,954)	(24,955)	(102,527)	(16,524)
General and administrative expenses	(192,222)	(118,241)	(109,788)	(200,554)	(223,019)	(35,944)
Total operating expenses	(253,804)	(238,426)	(303,467)	(492,514)	(756,734)	(121,963)
Operating (loss) income	(235,528)	(99,488)	102,896	476,033	1,078,804	173,871
(Loss) income before income tax expenses	(236,023)	(80,455)	118,061	565,809	1,214,480	195,738
Net (loss) income attributable to YY Inc.	(238,857)	(83,156)	89,177	477,727	1,064,472	171,561
(Accretion) decretion to convertible redeemable preferred shares redemption value	(1,808,853)	(223,663)	1,293,875	—	—	—
Allocation of net income to participating preferred shareholders	—	—	(478,754)	—	—	—
Net (loss) income attributable to common shareholders	(2,047,710)	(306,819)	904,298	477,727	1,064,472	171,561

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$

Weighted average number of ADS used in calculating net (loss) income per ADS:
Basic	20,315,234	24,294,192	30,235,191	56,123,784	57,657,035	57,657,035
Diluted	20,315,234	24,294,192	49,623,442	59,056,065	59,927,174	59,927,174
Net (loss) income per ADS(2):
Basic	(100.80)	(12.63)	29.91	8.51	18.46	2.98
Diluted	(100.80)	(12.63)	1.80	8.09	17.76	2.86

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$

Weighted average number of common shares used in calculating net (loss) income per common share:
Basic	406,304,672	485,883,845	604,703,810	1,122,475,688	1,153,140,699	1,153,140,699
Diluted	406,304,672	485,883,845	992,468,836	1,181,121,297	1,198,543,473	1,198,543,473
Net (loss) income per common share(2)
Basic	(5.04)	(0.63)	1.50	0.43	0.92	0.15
Diluted	(5.04)	(0.63)	0.09	0.40	0.89	0.14

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Cost of revenues	31,709	15,449	8,407	9,860	18,037	2,907
Research and development expenses	21,627	31,672	35,441	39,587	54,141	8,726
Sales and marketing expenses	1,499	1,336	884	1,318	2,807	452
General and administrative expenses	182,101	86,544	55,619	66,331	59,647	9,613
Total	236,936	135,001	100,351	117,096	134,632	21,698

(2)	Each ADS represents 20 Class A common shares.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Operations Data:
Cash and cash equivalents	83,683	128,891	504,702	729,598	475,028	76,561
Short-term deposits	—	472,655	897,698	1,432,863	4,214,576	679,266
Goodwill	706	706	1,604	1,577	300,382	48,413
Total assets	158,767	745,426	1,696,189	2,597,947	6,862,794	1,106,081
Total current liabilities	253,001	125,737	366,417	701,313	1,090,558	175,766
Convertible bonds	—	—	—	—	2,447,980	394,543
Long-term payable	—	—	—	—	183,000	29,494
Total mezzanine equity	2,257,271	2,480,934	—	—	—	—
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000, 622,658,738, and 706,173,568 shares issued and outstanding as of December 31, 2012, 2013 and 2014, respectively)	—	—	11	38	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 907,833,224, 485,831,386 and 427,352,696 shares issued and outstanding as of December 31, 2012, 2013 and 2014, respectively)	32	37	60	34	30	5
(Accumulated deficits) Retained earnings	(2,350,448)	(2,433,604)	(1,311,767)	(874,697)	173,963	28,038
Total shareholders' (deficits) equity	(2,351,505)	(1,861,693)	1,323,285	1,887,209	3,090,164	498,043

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate on December 31, 2014 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 10, 2015, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.2082 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.3849	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2399	6.2695
March	6.2145	6.2422	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Risks Related to Our Business

Our business is based on a relatively new business model in a relatively new market in which user demand may change or decrease substantially.

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

Some of our current monetization methods are in a relatively preliminary stage. If we fail to properly manage the supply and timing of our in-game virtual items and the appropriate price points for these products and services, for example, our users may be less likely to purchase in-game virtual items from us. For non-game virtual items, we consider industry standards and expected user demand in determining how to most effectively optimize virtual item merchandizing. Furthermore, as the online music and entertainment industry in China is relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. We cannot assure you that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.

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

To manage our growth and maintain profitability, we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and financial systems, procedures and controls on an as-needed basis, including the continued improvement of our accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, third party game developers, advertisers and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our future business strategies, and failure to do so may materially and adversely affect our business and results of operations.

We are a relatively young company, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

We expect that we will continue to incur significant costs and expenses in many aspects of our business, such as research and development costs to update existing services and launch new services and rising bandwidth costs to support our video function, grow our user base and generally expand our business operations. We have been profitable since 2012 and achieved accumulated profitability in 2014, but we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support our anticipated future growth and meet our expanded reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control. The continued success of our platform depends on our ability to identify which IVAS will appeal to our user base and to offer such IVAS on commercially acceptable terms. Our ability to finance our planned expansion also depends in part on our ability to convert active users into paying users and increase the average revenue per paying user, or ARPU, and successfully compete in a very competitive market.

We have a limited operating history. We introduced YY Client in July 2008 and have experienced a high growth rate since then. As a result of our relatively short history, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories such as ours may be exposed to or encounter, including risks associated with being a public company with business operations located mainly in China. See "—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors."

Our business is heavily dependent on revenues from IVAS. If our IVAS revenues decline in the future, our results of operations may be materially and adversely affected.

Historically, a majority of our revenues are revenues from IVAS, which mainly consists of revenues from online music and entertainment, online games, online dating, live game broadcasting and membership subscription fees. In the year ended December 31, 2014, revenues from IVAS constituted approximately 96.0% of our total net revenue. We expect that our business will continue to be dependent on revenues from IVAS in the future. Any decline in IVAS revenues may materially and adversely affect our results of operations. See "—The revenue model for each of our online music and entertainment and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations", "—The revenue model we adopt for online games may not remain effective, causing us to lose game players, which may materially and adversely affect our business, financial condition and results of operations", "—The revenue model for our online dating is relatively new and may not remain effective, which may adversely affect our financial condition and results of operations" and "—The revenue model for our live game broadcasting business is relatively new and may not remain effective, which may adversely affect our financial condition and results of operations."

The revenue model for each of our online music and entertainment and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We operate an online music and entertainment platform using a virtual items-based revenue model whereby users can listen to music and access other forms of entertainment for free, and have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our online and entertainment revenues using this revenue model. In 2014, online music and entertainment contributed 57.3% of our total net revenues.

We may not be able to continue to successfully implement the virtual items-based revenue model for online music and entertainment, as popular performers may leave our platform and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent engaging and money spent on purchasing in-channel virtual items on our platform.

Furthermore, under our current arrangements with certain popular performers and channel owners, we share with them a portion of the revenues we derive from the sales of in-channel virtual items on our online music and entertainment platform. In the future, the amount we pay to these performers and channel owners may increase or we may fail to reach mutually acceptable terms with these performers or channel owners, which may adversely affect our revenues or cause popular performers and channel owners to leave our platform. In addition, we have been a pioneer in offering an online concert platform to music performers and YY users, but if our users decide to access online music and entertainment content provided by our current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

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

We currently operate substantially all of our online games on YY using the virtual items-based revenue model, whereby players can play games for free, but have the option of purchasing in-game virtual items and in-game accessories. We have generated, and expect to continue to generate, a substantial majority of our online game revenues using this revenue model. However, we may not be able to continue successfully implementing the virtual items-based revenue model as we may not be able to develop, obtain or maintain the rights to host online games that attract game players or cause such game players to increase the amount of time spent playing and the amount of money spent on purchasing in-game virtual items. The sale of virtual items requires us to closely track game players' tastes and preferences and in-game consumption patterns. If we fail to offer popular virtual items, we may not be able to effectively convert our game player base into paying users or encourage existing paying users to spend more on YY.

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

We generate a significant portion of our revenues from a limited number of popular online games. If we cannot continue to offer these popular games for any reason, if we are unable to successfully source new online games, if the terms of the revenue-sharing or exclusive license arrangements become less favorable, or if the number of our paying users for online games declines or ceases to grow for any reason, our revenues from online games may decrease, and our financial condition and results of operations may be materially and adversely affected.

We generate a significant portion of our revenues from a limited number of popular online games on YY, primarily through selling of game tokens to users for their purchase of in-game virtual items. In 2014, the five most popular online games contributed approximately 36.1% of our total online game revenues, as compared to 45.2% in 2013, representing a decrease in reliance on our top games. A majority of our popular online games are created by third party game developers under revenue-sharing arrangements that typically last one to two years, and which typically provide for automatic extension or renewal. A few of our online games are licensed to us by third party game developers under exclusive license arrangements. If we fail to maintain or renew these contracts on acceptable terms or at all, we may be unable to continue offering these popular online games, and our operating results will be adversely affected. For online games licensed to us under exclusive license arrangements, we also have to devote additional resources to promoting these games on our platform or licensing such games to the appropriate third party operators. If our users decide to access any of our online games through our competitors, or if they prefer other online games hosted by our competitors, our operating results could be materially and adversely affected.

Our revenues from online games accounted for 40.5%, 33.0% and 22.1% of our total net revenues in 2012, 2013 and 2014, respectively. We believe that most online games have a limited commercial lifespan. We must continually source new online games that appeal to our game players. Hence, we must maintain good relationships with our third party game developers to have access to new popular games with reasonable revenue-sharing or exclusive licensing terms. Under our current revenue-sharing and exclusive license arrangements, we retain a majority of the gross revenues generated from each particular game. In the future, we may not be able to achieve similarly attractive revenue-sharing or other commercial terms, which may adversely affect our net revenues. Additionally, we depend upon these third party game developers to provide the technical support necessary to operate their online games on our platform and to develop updates and expansion packs to sustain player interest in a game. Most of our third party game developers have limited operating histories and financial resources, and the contracts we enter into with them do not clearly provide for remedies to us in the event they fail to deliver the games or the promised updates and expansion packs as scheduled .

If we are not successful in sourcing and providing popular new online games, our revenues from online games under revenue-sharing and exclusive licensing arrangements and in-game virtual items may decrease. If this were to happen, our financial condition and results of operations may be materially and adversely affected.

The revenue model for our online dating business is relatively new and may not remain affective, which may adversely affect our financial condition and results of operations.

Our online dating business adopts a virtual items-based revenue model, which allows our users to participate or watch online dating shows for free and enjoy the option of purchasing in-channel virtual items. Our online dating business was based on the format of a popular reality dating TV show in China, and has experienced significant growth since it was launched at the end of 2013. We cannot assure you that we will continue to achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

A majority of our online dating service active users also use other businesses on the YY platform. If we fail to attract new users or build and maintain a core user base for our online dating business, we may not be able to achieve growth in this part of our business, if at all. Online dating is the most engaging and interactive of all our businesses, and the successful monetization of this business relies upon the highly interactive relationship among the hosts, the participants and the audience. Failure to keep our users engaged in the dating service may result in reducing ARPU and the number of paying users, which may adversely affect our financial condition and results of operations.

The revenue model for our live game broadcasting business is relatively new and may not remain effective, which may adversely affect our financial condition and results of operations.

Our live game broadcasting business adopts a virtual items-based revenue model. We provide users with free access to the live streaming of different game plays, and offer the option of purchasing in-channel virtual items. The live game broadcasting market is relatively new in China, however, and we cannot assure you that we will continue to achieve growth in this business in the future as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

Our live game broadcasting business relies on the availability of online games that users can play and stream on YY platform during the course of the game play. These online games are typically owned by or licensed to certain gaming companies or publishers, some of which compete with us in other lines of our business. These online games may not continue to be available to our users for live streaming purposes and we cannot assure you that the revenue model we have adopted for our live game broadcasting business will continue to be successful.

Live game broadcasting users tend to follow famous professional game teams and commentators. In order to retain existing users and attract new users, we cooperate with popular professional game teams and commentators to make their game play available on our platform by paying them fixed sponsorship fees. Most of the sponsorship contracts are renewed annually. In addition, we share with popular professional game teams and commentators a portion of the revenues we derive from the sales of in-channel virtual items in our live game broadcasting business. In the future, the sponsorship fees we pay to these professional game teams and commentators may increase or we may fail to reach mutually acceptable terms with these professional game teams or commentators at all, which may cause professional game teams or commentators to leave our platform. In turn, this may affect the user and revenue growth in this business, which may materially and adversely affect our financial condition and results of operations.

We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

In 2012, 2013 and 2014, online advertising accounted for 14.3%, 9.0% and 4.0%, respectively, of our total net revenues. Although we have become less dependent upon online advertising revenues due to a shift in the majority of our revenues from online advertising to IVAS, our revenues still partly depend on the continual development of the online advertising industry in China and advertisers' allocation of budgets to internet advertising. In addition, companies that decide to advertise online may utilize more established methods or channels for online advertising, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be adversely affected. These risks may affect our revenues because we intend to offer new and different forms of online advertising in addition to online game-related advertising on Duowan.com, from which we have historically derived significant portions of our revenues.

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

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 120,020,001 common shares. Under our 2011 share incentive plan, or the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. As of March 31, 2015, options to purchase 3,510,745 common shares, 20,184,033 restricted shares and 47,023,736 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The number of our average monthly active users increased by 22.6 million or 32.4% to 92.3 million for the three months ended December 31, 2013 and by 25.1 million or 27.6% to 117.4 million for the three months ended December 31, 2014. The decline in growth rate was due to the increase in the base number of the average monthly active users, and despite that, we continued to attract higher levels of new monthly active users during such periods.

However, the number of our monthly active users may substantially fluctuate from time to time. If we are unable to attract new users and retain them as active users and convert non-paying active users into paying users, our revenues may fail to grow and our results of operations and financial condition may suffer.

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

We face competition in several major aspects of our business, particularly from companies that provide social networking, online music and entertainment, online games and live game broadcasting services. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. In addition, competitors in some areas of our business may have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide integrated social networking, internet communication, online games and other products and services, and thereby increase their respective market shares.

We may face potential competition from global online social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies. In relation to voice-enabled technology, several internet voice communication service providers in China, including iSpeak, Tencent's QQtalk and Dudu, and leading international internet voice communication service providers, such as Skype, are expanding in the China market, and some other leading Chinese internet companies have announced the launch of internet voice communication services. In the online music and entertainment market, we compete with several domestic companies that are more focused on live music show or online KTVs, such as 9158.com, 6.cn and guagua.cn. A number of PRC internet companies have recently entered or announced their intention to enter into the music and entertainment market, such as NetEase, Baidu and Youku. In the live game broadcasting market, competition has intensified in the second half of 2014 following an inflood of venture capital investment. Our key competitors in live game broadcasting include douyutv.com, zhanqi.tv, and 17173.com. Furthermore, competition in domestic and overseas online game media markets is also intense. Other than its primary competitor, 17173.com, Duowan.com also competes with other major platforms that host online games, such as QQ and Qihoo 360. In addition, we compete with other internet companies that provide voice and video services to Chinese internet users.

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

Our business depends upon services provided by, and relationships with, third parties. If we are unable to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for online music and entertainment, live game broadcasting and online dating businesses or if these talents cannot draw fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels on the online music and entertainment platform, we may lose popular performers and our business and operations may be adversely affected. Furthermore, if we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. In addition, some third party softwares we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

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

Our users may use our products or services for critical transactions and communications, especially business communications. As a result, any system failures could result in damage to such users' businesses. These users could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim would likely be time consuming and costly for us to address.

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

If we are unable to continue to successfully capture and retain the growing number of users that access internet services through mobile devices or successfully monetize mobile users, our business, financial condition and results of operations may be materially and adversely affected.

An increasing number of users are accessing our platform through mobile devices. For example, the number of downloads for Mobile YY, our music and entertainment application, had increased by 91.8% from 51.9 million in 2013 to 99.6 million in 2014. Mobile YY does not require users to log in to their user accounts to use its general features of listening to or watching different types of performances, but requires users to log in to their user accounts to access features that involve active user participation, including chatting and sending virtual flowers to performers free of charge. The number of monthly active users in Mobile YY increased by 80.1% from 16.7 million in the fourth quarter of 2013 to 30.1 million in the fourth quarter of 2014. An important element of our strategy is to continue to develop enhanced features for Mobile YY and to develop dedicated mobile applications for each part of our business to capture a greater share of the growing number of users that access internet services such as ours through mobile devices, which we expect to consume considerable resources. For example, in September 2014, we upgraded Mobile YY with a number of new features that we believe contributed to the increase in Mobile YY user numbers and revenue, but which also led to a significant increase in research and development expenses for the year.

As new laptops, mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing and updating versions of our products and services for use on these devices and operating systems, and we have devoted, and expect to continue to devote, significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our mobile applications may not work or be viewable on these devices. Furthermore, new social platforms or services may emerge which are specifically created to function on mobile operating systems, as compared to our platform that was originally designed to be accessed from PCs, and such new entrants may operate more effectively on mobile devices than our mobile applications do.

If we are unable to attract and retain the increasing number of mobile users, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of mobile users, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, such as a smaller display screen space as compared to PCs, we may not be able to provide as many kinds of virtual items on our mobile applications as we can on YY Client, which may limit the monetization potential of mobile users. Any of the above may have a material adverse effect on our business, financial condition and results of operations.

Growth in the use of mobile devices, where our ability to monetize is unproven, as a substitute for the use of YY platform on PCs may negatively affect our revenues and financial results.

Although we believe that users are unlikely to entirely migrate to mobile channel and cease to use YY through PCs and that most of our mobile users also access our YY platform through PCs, we cannot assure you that the increasing usage of mobile channel will not cause our users to cease accessing the YY platform from PCs. If a significant number of users migrate to mobile channel as a substitute for accessing the YY platform through PCs, our business, results of operations and financial condition would be negatively affected.

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

Currently, we sell all of our IVAS to our users through third party online payment systems. In the year ended December 31, 2014, 96.0% of our total net revenues were derived from IVAS. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

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

Our real-time interactive social platform enables users to exchange information, generate content, advertise products and services, conduct business and engage in various other online activities. However, our platform does not require real-name registration by our users and because a majority of the communications on our platform is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platform. These issues exist on YY Client, YY.com, Duowan.com and 100.com. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platform, and may be subject to similar fines and penalties in the future. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, if they find that we have not adequately managed the content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Information Security and Censorship" and "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights."

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.

Third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement or other claims against us. In addition, content generated through our platform, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible on our music and entertainment platform, and online games being streamed live, recorded or made accessible on our live game broadcasting platform. We generated approximately 57.3% and 4.2% of our total net revenues in 2014 from online music and entertainment and live game broadcasting, respectively.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. For example, Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in December 2014, claiming the infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in the amount of RMB100 million. Although we believe that the claim is unjustified and commercially motivated, if the outcome of the proceeding is unfavourable to us, we may suffer considerable damage to our financial position and reputation. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. The "knows or should reasonably have known" element would be fulfilled under some statutorily specified circumstances. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after receiving notification from the legal right holders. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider's servers. On the other hand, to our knowledge, there is currently no precedent or settled court practice which provides clear guidance as to whether or to what extent a real-time online platform such as YY would be held liable for the unauthorized posting or live performances of copyrighted content by our users. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights."

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of December 31, 2014, we had registered 137 domain names, including YY.com, Duowan.com, 100.com, Chinaduo.com and Edu24oL.com, 123 software copyrights, 12 patents and 209 trademarks and service marks in China and overseas. In addition, as of December 31, 2014, we had filed 215 patent applications covering certain of our proprietary technologies and 277 trademark applications in China and overseas.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, our executive officers and key employees hold the equity interests in Beijing Tuda Science and Technology Co., Ltd., or Beijing Tuda, and Guangzhou Huaduo Network Technology Co., Ltd., or Guangzhou Huaduo, our PRC consolidated affiliated entities. In particular, Mr. David Xueling Li, our co-founder, chief executive officer and director, and Mr. Jin Cao, our executive vice president, own 97.7% and 0.8% of Beijing Tuda's equity interests, respectively. Messrs. Li and Cao and Beijing Tuda also own approximately 0.5%, 0.02% and 99.0% of Guangzhou Huaduo's equity interests, respectively, with 0.44% owned by Mr. Jun Lei, our co-founder and chairman. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities' equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China's legal system. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

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

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the slowdown of the Chinese economy since 2012, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in Europe in 2014. It is unclear whether the European sovereign debt crisis/ economic slowdown will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including China's. There have also been concerns over political situations in different parts of the world, including unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. Economic conditions in China are sensitive to global economic conditions. Online music and entertainment, along with the online gaming and online advertising industries, which account for a significant portion of our revenues, may be affected by economic downturns. During a prolonged slowdown in the Chinese economy, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn, there may be a reduced amount of online advertising, and our ability to retain existing users and increase new users will be adversely affected. Thus, our business, financial condition and results of operations may be affected by the macroeconomic environment in China.

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

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. For example, in the fourth quarter of 2014, we acquired Beijing Huanqiu Xingxue Technology Development Co., Ltd. and Beijing Huanqiu Chuangzhi Software Co., Ltd., which operate Edu24oL.com, an online education website, and we believe such acquisition would effectively supplement our online education business. Past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2014. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, currently known as the State Administration of Press Publication, Radio, Film and Television after combination of SARFT and GAPP, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities and from engaging in the business of transmitting audio-visual programs through information networks.

We are a Cayman Islands company and our PRC subsidiaries, Guangzhou Huanju Shidai Information Technology Co., Ltd., or Guangzhou Huanju Shidai, Huanju Shidai Technology (Beijing) Co., Ltd., or Beijing Huanju Shidai and Zhuhai Huanju Shidai Information Technology Co., Ltd., or Zhuhai Huanju Shidai, are each considered a wholly foreign owned enterprise. We conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda, and Guangzhou Huaduo and Beijing Tuda's shareholders. As a result of these contractual arrangements, we exert control over our PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the consolidated affiliated entities are attributed to us. For a detailed description of these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda."

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted for our consolidated affiliated entities. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities in charge, such as the MOC. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPP is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPP, the MOC, instead of the GAPP, is directly responsible for investigating the game. In the event that we, our PRC subsidiaries or PRC consolidated affiliated entities are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides. Furthermore, on January 19, 2015, the MOFCOM issued a discussion draft of the proposed Foreign Investment Law, which may place restrictions on variable interest entity structures adopted by us, but the enactment timetable, interpretation, implementation and influence thereof remain unclear. See "—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

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

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or PRC consolidated affiliated entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC consolidated affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities. Our PRC consolidated affiliated entities contributed substantially all of our consolidated net revenues in the years ended December 31, 2012, 2013 and 2014.

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

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC consolidated affiliated entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC consolidated affiliated entities are owned directly by Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao, among whom certain shareholders are our directors, key executive officers and employees. For additional details on these ownership interests, see "—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services" and "Item 4. Information on the Company—A. History and Development of the Company." However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of our PRC consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2015, our management group—including Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Jun Lei, our co-founder and chairman, Mr. Jin Cao, an executive vice president of our company, and Mr. Rongjie Dong, another executive vice president,—and their respective affiliates, beneficially own an aggregate of 37.7% of our outstanding shares and 75.9% of the total voting power. Messrs. Li, Lei and Cao and Beijing Tuda together hold 99.96% of the equity interest in Guangzhou Huaduo and Messrs. Li and Cao together hold 98.5% of the equity interest in Beijing Tuda. Guangzhou Huaduo and Beijing Tuda are our variable interest entities. Our management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Messrs. Li, Dong and Cao could violate the terms of their non-compete or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders. Additionally, Mr. Jun Lei, our co-founder, chairman and shareholder who owned 17.9% of our outstanding shares as of March 31, 2015, is in the business of making investments in internet companies in China. Mr. Lei currently holds direct and indirect interests in our direct competitor, iSpeak, and other entities which may have businesses that compete with ours. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, or Kingsoft, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. He may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei, whether through Kingsoft or otherwise, may pursue acquisitions or make further investments in our industries which may conflict with our interests. Although we adopted a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors such as Mr. Lei may materially and adversely affect our business operations. For more information regarding the beneficial ownership of our company by our principal shareholders, see "Item 6. Directors, Senior management and Employees—E. Share Ownership."

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

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. Such tax generally includes the PRC value added tax ("VAT") at a rate of 6% or 17% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm's length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by either PRC consolidated affiliated entities and thereby increasing these entities' tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC consolidated affiliated entities' tax liabilities increase or if it becomes subject to late payment fees or other penalties.

If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation." Guangzhou Huaduo, as our PRC consolidated affiliated entity, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. An online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. An educational website operator shall obtain approvals from the local education authorities. Prior to July 2010, specific approvals on online bulletin board services were also required for the provision of BBS services. Guangzhou Huaduo has obtained a valid ICP License for provision of internet and mobile network information services, an Internet Culture Operation License for online games and music products, and an Internet Publishing License for publication of online games and mobile phone games. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. On January 17, 2013 and January 16, 2014, we were granted permission by relevant authorities to provide online education content on edu.YY.com and 100.com, respectively. In the fourth quarter of 2014, we acquired Beijing Huanqiu Xingxue Technology Development Co., Ltd., or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., or Beijing Chuangzhi, which operate Edu24oL.com, an online education website that is an online vocational training and language training platform, and Beijing Xingxue holds an ICP License and a Publication Operating License for the operation of Edu24oL.com. These licenses or permits are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

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

Guangzhou Huaduo and Beijing Tuda are our variable interest entities. Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao, Jin Cao and Beijing Tuda, together hold 100% of the equity interest in Guangzhou Huaduo and Messrs. Li, Zhao and Cao together hold 100% of the equity interest in Beijing Tuda. Messrs. Li, Lei and Cao are all senior executives and shareholders of our company, but Mr. Zhao had resigned his position as our director effective as of March 5, 2015, although he remains a shareholder of our company. The interests of Messrs. Li, Lei, Zhao and Cao as the controlling shareholders of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of our VIEs may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, Messrs. Li, Lei, Zhao or Cao will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Messrs. Li, Lei, Zhao or Cao may breach or cause Guangzhou Huaduo and Beijing Tuda and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Messrs. Li, Lei, Zhao or Cao may encounter in his capacity as a shareholder or director of our VIEs, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Messrs. Li, Lei, Zhao and Cao to cause them to transfer all of their equity ownership in Guangzhou Huaduo or Beijing Tuda to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huaduo or Beijing Tuda could then appoint a new director of Guangzhou Huaduo or Beijing Tuda to replace the existing directors. In addition, if such conflicts of interest arise, Beijing Huanju Shidai, our wholly owned PRC subsidiary, could also, in the capacity of attorney-in-fact for Messrs. Li, Lei, Zhao and Cao as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huaduo or Beijing Tuda to replace the existing directors. We rely on Messrs. Li, Lei, Zhao and Cao to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Messrs. Li and Lei to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view toward our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Messrs. Li, Lei, Zhao and Cao, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The issuance and use of "virtual currency" in the PRC has been regulated since 2007 in response to the growth of the online game industry in China. On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. The MOC issued the Provisional Administrative Measures of Online Games, or the Online Games Measures, on June 3, 2010, which provides, among other things, that virtual currency issued by online game operators may be only used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

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

Our third party game developers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties' legal rights or violate any regulatory requirements. We regularly identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at approximately 19 different locations for daily operations and certain other properties serving as dormitories and canteens in China, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

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

The PRC government has, in recent years, intensified regulation on various aspects of the internet industry in China. For example, the PRC government adopted more stringent policies to monitor the online game industry due to adverse public reaction to perceived addiction to online games, particularly in children and minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT issued a notice requiring all Chinese online game operators to adopt an "anti-fatigue system" in an effort to curb addiction to online games by minors. To help game operators identify which game players are minors, online game players in China are now required to register their names and identity card numbers before playing an online game, which information was to be submitted to and verified by the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, as of October 1, 2011. These restrictions could limit our ability to increase our online game business among minors. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Anti-fatigue Compliance System and Real-name Registration System." In order to comply with these anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, receive no in-game benefits. Failure to implement these restrictions, if detected by the relevant government agencies, may result in fines and other penalties for us, including the shutting down of our online game operations and license revocation. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online game business could be materially and adversely affected.

In addition, on February 25, 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes, one of the primary venues from which our platform is accessed. In recent years, a large number of unlicensed internet cafes have been closed, and the PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Governmental authorities may from time to time impose stricter requirements on internet cafes, such as customer age limits and regulated hours of operation. Since a substantial portion of our users access our platform from internet cafes, any reduction in the number, or slowdown in the growth, of internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues.

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

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must be the registered holders of the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business were entered into by Guangzhou Huaduo, our PRC consolidated affiliated entity, and such arrangements are in compliance with this notice. Guangzhou Huaduo also owns the related domain names and trademarks, and holds the ICP License necessary to conduct our operations in China.

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

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

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

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, and the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an "indirect transfer" of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees, while our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our financial condition and results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, was recognized as a high and new technology enterprise, or HNTE, as of September 26, 2010 and, subject to the approval of an annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for two years, from 2011 through 2012. Guangzhou Huaduo recorded losses in 2010 and has not benefited from such preferential tax rate. Guangzhou Huaduo has applied for and obtained the preferential tax treatment with Guangzhou State Tax Bureau, but the high and new technology enterprise qualification was only effective until September 26, 2013.

In 2013, Guangzhou Huaduo applied to renew its qualification as a high and new technology enterprise. The review process has been completed and Guangdong Department of Science and Technology has announced that Guangzhou Huaduo continues to qualify as an HNTE. Therefore, Guangzhou Huaduo enjoyed the preferential tax rate of 15% in place of the statutory enterprise income tax rate of 25% in 2013 and 2014, and will be entitled to enjoy such preferential tax rate in 2015. In addition, Guangzhou Huanju Shidai has been recognized as a software enterprise since 2013, and is therefore entitled to a two-year exemption from enterprise income tax followed by three years at 50% of the standard enterprise income tax rate starting from 2014, the first profit-making year. However, if either Guangzhou Huaduo or Guangzhou Huanju Shidai fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25%, which could materially and adversely affect our financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, subsequently amended, that are commonly referred to as the M&A Rules. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—New M&A Regulations and Overseas Listings." The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress on August 30, 2007 which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.6 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$64.5 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion (US$0.3 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$64.5 million) within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises with "national security" concerns.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents' Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a "special purpose vehicle." SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

Our PRC resident shareholders, Messrs. David Xueling Li, Tony Bin Zhao, Jin Cao and Jun Lei, had registered with the local SAFE branch in relation to our existing private placement financings by the end of 2011 as required by the SAFE regulations, and had subsequently filed amendments to update their registrations reflecting shareholding changes in our company resulting from our initial public offering in March 2015. Since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its interpretation and implementation, and we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations, including but not limited to any delay in subsequent filings, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entities. We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which is scheduled to take effect on June 1, 2015. Under SAFE Circular 19, a foreign-invested enterprise may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. After Circular 19 takes effect, Circular 142 and Circular 36 will be abolished.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries' liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2014, appropriations to statutory reserves amounting to RMB56.5 million were made by three of our PRC consolidated affiliated entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms' audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a "negative list," to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Relating to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations", "—Risks Relating to Our Corporate Structure—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected", and "Item 4. Information on the Company—C. Organizational Structure." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the "negative list," the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

It is likely that we would be considered ultimately controlled by Chinese parties, as our management group, including Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Jun Lei, our co-founder and chairman, Mr. Jin Cao, our executive vice president, Mr. Rongjie Dong, our executive vice president, and their respective affiliates, together beneficially own an aggregate of 37.7% of our outstanding shares and 75.9% of the total voting power of our company as of March 31, 2015. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the Internet content and other Internet value-added service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Related to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The daily closing trading prices of our ADSs ranged from US$52.05 to US$95.89 in 2014. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies' securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Provisions of our convertible senior notes could discourage an acquisition of us by a third party.

In March 2014, we issued an aggregate of US$400 million 2.25% convertible senior notes due in 2019. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a "fundamental change" to include, among other things: (1) any person or group gaining control of our company; (2) any recapitalization, reclassification or change of our Class A common shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger or similar transaction pursuant to which our Class A common shares or ADSs will be converted into cash, securities or other property; (3) the adoption of any plan relating to the liquidation or dissolution of our company; (4) our ADSs ceasing to be listed on The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market; or (5) any change in or amendment to the laws, regulations and rules in China that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of US$1,000. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2015, we had 1,076,773,104 common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Assuming that we are treated as owning Guangzhou Huaduo and Beijing Tuda for United States federal income tax purposes, although we do not expect to be classified as a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2014, there is a risk that we will become a PFIC for our current taxable year ending December 31, 2015 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given With respect to our PFIC status for any taxable year.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in "Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a "mark-to-market" election or electing to treat a PFIC as a "qualified electing fund." However, U.S. holders will not be able to make an election to treat us as a "qualified electing fund" because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. holders to make such election.Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax considerations related to an investment in our ADSs or common shares if we are treated as a PFIC for our current taxable year ending 2015 or any future taxable year (including the possibility of making a "mark-to-market" election and the unavailability of an election to treat us as a qualified electing fund). For more information see "Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2015, our management group, including Messrs. David Xueling Li, Jun Lei, Jin Cao and Rongjie Dong and their respective affiliates, beneficially own an aggregate of 37.7% of our outstanding shares representing 75.9% of the total voting power and have considerable influence over all matters requiring a shareholders' vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We established Dokhi Investments Limited in the British Virgin Islands, or BVI, in July 2006 and changed its name to Duowan Limited in September 2006. In August 2006, we established Double Top Limited, which is wholly owned by Dokhi Investments Limited, in Hong Kong and changed its name to Duowan (Hong Kong) Limited in September 2006. In April 2007, we established Guangzhou Duowan Information Technology Co., Ltd., or Guangzhou Duowan, which was wholly owned by Duowan (Hong Kong) Limited. Guangzhou Duowan entered into a series of contractual arrangements with Guangzhou Huaduo and its shareholders, which were subsequently amended solely to reflect updated shareholder equity interests in Guangzhou Huaduo, through which Guangzhou Duowan exercised effective control over the operations of Guangzhou Huaduo.

In November 2007, we established Duowan Entertainment Corp., or Duowan BVI, in the BVI. In March 2008, we established Huanju Shidai Technology (Beijing) Co., Ltd., formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd., or Beijing Huanju Shidai, which is wholly owned by Duowan BVI. Beijing Huanju Shidai purchased all the equity interests in Guangzhou Duowan from Duowan (Hong Kong) Limited in August 2008, and entered into a series of contractual arrangements with Guangzhou Huaduo and its shareholders through which Beijing Huanju Shidai exercises effective control over the operations of Guangzhou Huaduo. Duowan (Hong Kong) Limited was deregistered as a company and ceased to operate in May 2010.

In December 2008, Duowan BVI entered into an agreement with Morningside Technology Investments Limited and two individuals, through which Duowan BVI purchased all the equity interests in NeoTasks Inc. from Morningside Technology Investments Limited.

In March 2009, Beijing Huanju Shidai entered into an agreement with NeoTasks New Age International Media Technology (Beijing) Co., Ltd., or NeoTasks Beijing, through which NeoTasks Beijing was merged into Beijing Huanju Shidai. After the merger and additional capital contribution, Beijing Huanju Shidai became 96.5% held by Duowan BVI, and 3.5% held by NeoTasks Limited (formerly known as Enlight Online Entertainment Limited), a Hong Kong company, which in turn was the shareholder of NeoTasks Beijing before the merger. NeoTasks Limited is 100% owned by NeoTasks Inc., a Cayman Islands company. In August 2009, Guangzhou Duowan was renamed Zhuhai Duowan Information Technology Co., Ltd..

In December 2009, Beijing Huanju Shidai entered into a series of contractual agreements with Beijing Tuda and its shareholders, which were subsequently amended solely to reflect updated shareholder equity interests in Beijing Tuda, through which agreements Beijing Huanju Shidai exercises effective control over the operations of Beijing Tuda.

In December 2010, we established Guangzhou Huanju Shidai, formerly known as Zhuhai Duowan Technology Co., Ltd., which is 100% directly owned by Duowan BVI.

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

In October 2013, we established Guangzhou Juhui Information Technology Co., Ltd., which is100% directly owned by Guangzhou Huaduo.

In November 2013, we established Zhuhai Huanju Shidai, which is100% directly owned by NeoTasks Limited.

In April 2014, we established Guangzhou Huanju Media Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In September of 2014, we acquired 100% of the equity interests in Guangzhou Zhuque Information Technology Co., Ltd., which engages in online game development.

In the fourth quarter of 2014, we acquired 100% of the equity interests in Beijing Huanqiu Xingxue Technology Development Co., Ltd. and Beijing Huanqiu Chuangzhi Software Co., Ltd., which operate the online education website Edu24oL.com, an online vocational training and language training platform. In addition, we acquired 100% of the equity interests in Zhengrenqiang and His Partners Education Technology (Beijing) Co., Ltd., a company specializing in providing preparation courses for the International English Language Testing System, or IELTS, which is an English language proficiency test, and Beijing Dubooker Culture Communication Co., Ltd., a language education publisher.

We currently own the domain names of YY.com, Duowan.com, 100.com, Huya.com and Edu24oL.com. Our YY platform, including YY.com, is jointly operated by personnel from Guangzhou Huaduo and Zhuhai Duowan.

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

In March 2014, we issued an aggregate of US$400 million 2.25% convertible senior notes due in 2019. Proceeds from the sale of the notes are expected to be used for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will be convertible into our ADSs based on an initial conversion rate of 9.0334 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$110.7 per ADS and represents an approximately 35% conversion premium over the closing trading price of our ADSs on March 18, 2014, which was US$82.00 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The notes bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The notes will mature on April 1, 2019, unless earlier converted, redeemed for certain tax-related events or repurchased in accordance with their terms.

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

B. Business Overview

Overview

YY is a revolutionary interactive social platform that engages users in real-time online group activities through voice, video and text on PCs and mobile devices. YY also empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including music shows, online games, dating shows, live game broadcasting and e-learning. With a capacity to support over one million participants concurrently, YY offers users a more immersive, enriching and engaging entertainment experience through its large social community. YY attracted 117.4 million average monthly active users in the three months ended December 2014.

Founded as an online game web portal in 2005, our company has transformed into a multifaceted social platform in the past decade. In July 2008, YY launched its core product, YY Client, a PC-based free software that allows users to create individual channels for any online live social gathering that covers a broad range of interests and topics. Each active user spent an average of 48 hours per month on our platform in the three months ended December 31, 2014. To increase the accessibility and usage of YY Client, we introduced a mobile application, Mobile YY, in September 2010 and a browser-based version of our services in October 2012. Mobile YY had 99.6 million downloads in 2014. To accelerate the monetization of our mobile platform, we introduced virtual item purchase functions on Mobile YY in October 2013. We also operate Duowan.com, a leading game media website in China that provides access to and interactive resources for online games. In February 2014, we expanded our original education business by launching a dedicated education platform, 100 Education. To further expend our educational services offering, in the fourth quarter of 2014, we acquired two education businesses, Edu24oL.com, a website providing online professional training, and Zhangrenqiang and His Partners Education Technology (Beijing) Co., Ltd., focusing on English language test preparation.

Our operations rely on proprietary technology and industry know-how. YY is supported by our highly scalable infrastructure throughout China and our proprietary algorithms enabling low latency, low jitter and low loss rates in delivering voice and video data.

While the basic use of our platform is currently free, we monetize our user base through IVAS and online advertising. Currently, we primarily generate IVAS revenues through sales of virtual items for online music and entertainment, online dating and live game broadcasting, and game token for online games. We also generate IVAS revenues through our membership program whereby users pay a fixed fee to enjoy certain privileges and regular bonus packages. We primarily generate online advertising revenues from sales of various forms of advertising on Duowan.com and YY Client. We believe that we will be able to capitalize on the large and highly engaged user base of our platform by exploring additional monetization opportunities and diversifying our revenue sources.

Our total net revenues were RMB820.0 million, RMB1,823.5 million and RMB3,678.4 million (US$592.8 million) in 2012, 2013 and 2014, respectively. We had a net income of RMB89.2 million, RMB477.7 million and RMB1,064.5 million (US$171.6 million) in 2012, 2013 and 2014, respectively.

The YY Platform

YY Client

Our core product, YY Client, enables users to engage in live interactions online, and we continue to develop and upgrade it to address evolving user needs. YY Client provides access to user-created online social activities groups, which we refer to as channels. YY Client is compatible with most internet-enabled systems, including PCs and mobile interfaces. YY Client is widely accessible to most internet users in China because its voice-enabled features only require a minimal bandwidth of approximately 2 KB per second. YY Client is available to download for free from YY.com, Duowan.com and other internet software download centers.

The first version of YY Client, launched in July 2008, had voice-enabled features that allowed online game players to communicate with large groups of fellow gamers on a real-time basis. Game players typically organize various guilds for players to discuss gaming strategies and communicate with each other in a team setting. Such online guilds, which can consist of up to thousands of players, built their own channels on YY Client to communicate with fellow guild members in real time when playing games online. Gradually, we further developed and tailored YY Client in response to the market need for a platform enabling large groups to gather, meet and socialize in real time online, and turned it into the rich communication social platform that it is today. We introduced live video-enabled channels beginning in late 2011 and have since expanded the use of our video features to include some of our most popular music and entertainment, game broadcasting and education channels, and plan to further expand the availability of video features over time. YY's registered user accounts had reached 861.4 million as of December 31, 2014. YY also had 117.4 million average monthly active users in the three months ended December 2014.

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

Currently, the most popular channel topics include the following:

•	Music and Entertainment. Users gather on YY channels to participate in a range of music and entertainment activities, such as singing, dancing and talk shows. Beginning in March 2011, we started offering various virtual items for sale in our online music and entertainment channels. We have expanded our virtual item offerings, and in turn, revenues, from online music and entertainment. Currently, music and entertainment is the largest contributor to our total revenues.

•	Games. YY channels are a popular live online communication tool for several major types of online games, such as massive multiplayer online games, web games, first person shooter games and real-time strategy games. Game players gather on YY channels for in-game real-time exchanges and to share game-playing tips, discuss strategies, game walk-throughs and guides, and organize guild-related social events. We also offer more than 200 selected web games on our platform. Since the third quarter of 2014, we have launched a number of exclusive client-based games in the game center of our platform, through which users can purchase in-game virtual items. Most of the online games offered on our platform are developed by third-party game developers..

•	Dating. Users host and participate dating shows on a virtual stage through live audio communication, during which the participants and the audience can purchase and exchange virtual gifts. The format of our online dating is based on a popular dating TV show in China. Launched in November 2013, it has already become the third largest contributor to our revenues in 2014.

•	Game Broadcasting. Users livestream playthroughs of online games in a casual environment or during competitions. Professional game teams and commentators often attract more viewers, who may show support and appreciation by purchasing and giving virtual items to the commentators.

•	Education. Our users host and participate in live lectures or personal tutoring sessions on a range of subjects using a wide variety of teaching tools we provide, including video, PowerPoint, white board, screen shots and Q&A sessions. The most popular subjects include foreign language education, professional certificate training, such as construction engineering, finance and accounting, and medical training.

•	Finance. Users interested in finance and investment can interact with other users, including financial experts on YY channels. YY channels allow users to discuss investment-related topics, including stock market trends and investment basics.

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

Web-based YY

We extended our platform to web browsers in October 2012. Web-based YY enables users to conduct real-time interactions through web browsers without requiring any downloads or installations. Web-based YY optimizes YY technology for the web, transcending the limitations of operational systems and enabling real-time communications on the web by simply clicking on a link. To date, approximately 34.1% of our monthly active users access the YY platform through web browsers.

Mobile Applications

We develop mobile applications to capture a greater share of the growing number of users that access live online social platforms, internet communications and other internet services through mobile operating systems. While we continue to develop and upgrade our platform, a key focus of our research and development is on Mobile YY, our first and main mobile application that primarily provides users access to our music and entertainment content. In the three months ended December 31, 2014, Mobile YY expanded its average monthly active users to 30.1 million, representing an 80.1% increase from the same period in the prior year. To accelerate monetization of our mobile platform, we introduced virtual item purchase functions to Mobile YY in October 2013.

To better accommodate the increasing demands of our users to access more content on our platform, we developed a number of mobile applications, each of which dedicates to a specific type of content. For instance, we launched YY broadcasting application, which was rebranded to Huya, for live game broadcasting in 2014 and Xunhuan application for online dating in January 2015. We will continue to focus on developing enhanced features for our mobile applications going forward.

Online Portals

Duowan.com is a dedicated game media website that provides comprehensive information on online games and other resources for users and online game players. Duowan.com provides comprehensive gaming resources such as updated news and announcements of gaming events and the launch or release of new games, and hosts a text-based discussion forum in which users can discuss their game-playing strategies and interact socially through postings. Duowan.com was launched in 2005 and had 19.1 million, 37.0 million and 34.3 million average daily unique visitors for the months of December 2012, 2013 and 2014, respectively.

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

Large, dedicated cloud-based network infrastructure

Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 15,000 servers which are hosted in the data centers we lease from third parties throughout the country as of December 31, 2014. To deliver voice data, we require a limited bandwidth of approximately 2 KB per second, which is easily obtainable. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China with ease and speed.

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

Content management and monitoring

YY Client, YY.com, Duowan.com and Huya.com all contain user-generated content, which we are required to monitor for compliance with PRC laws and regulations. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system are in compliance with applicable laws and regulations. They are aided by a program designed to periodically sweep our platform and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords are automatically filtered by our program and cannot be successfully posted on our platform. Thus we are able to minimize offending materials on our platform and to remove such materials promptly after they are discovered. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform."

Accumulated experience and data for a proprietary technology platform

Significant time and efforts are required to build and operate an infrastructure such as ours. The technological difficulties which a platform that hosts 10,000 concurrent users faces differ greatly from the difficulties a platform with 100,000 and 1,000,000 concurrent users faces, including many issues to be considered when programming for the platform and planning the infrastructure. Over the years, we have gradually developed an effective system to identify, study and resolve issues that we encounter every day. In addition, our team members have been trained over the years to anticipate and resolve any issues, having gained significant knowledge from building and maintaining our platform over time.

Technology team

As of December 31, 2014, our dedicated technology team consisted of approximately 1,742 employees. Approximately 70 members of our technology team are dedicated to monitoring and maintaining our network infrastructure 24 hours a day, seven days a week. Our technology team checks the voice and video data quality received by various users, the quality of user experience on our platform and the proper functioning of our server equipment in our network, as well as contacting internet data center hosts to fix any issues located through such checks. Having launched and developed our video-enabled technology on an increasing number of channels, our team expects to provide full voice- and video-enabled live social interactions in the future.

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

Advertisers on our platform

As of December 31, 2014, we had a dedicated sales and marketing force of 127 experienced professionals; approximately one fourth of these professionals were in charge of serving advertisers and advertising agencies. Currently, a majority of our sales effort is devoted to maintaining and expanding the level of our advertising revenues from online games, since advertising revenues from online games contributed a substantial majority of our online advertising revenue. We expect our online advertising revenues as a percentage of our total net revenues to decrease in the future as we capitalize on increased monetization opportunities for YY Client and as IVAS revenues continue to increase. The compensation for our sales personnel includes basic monthly salaries and sales commissions based on the advertising revenues that they bring in.

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

Social connectivity and communications. In relation to voice-enabled communication tools, there are several internet voice communication service providers in China, including iSpeak, Dudu and Tencent's QQtalk, and leading international internet voice communication service providers, such as Skype, that are expanding in the China market.In addition, some other leading Chinese internet companies have announced the launch of internet voice communication services. We compete with other internet companies that provide real-time voice and video services to Chinese internet users.

We may also face potential competition from global social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies.

Online music and entertainment. We compete with several domestic companies in the online music and entertainment market, including 9158.com, 6.cn, and guagua.cn. Additionally, a number of Chinese internet companies have recently entered or announced their intention to enter into the music and entertainment market, such as NetEase, Baidu and Youku.

Live game broadcasting. Game broadcasting is a relatively new market. We were one of the first platforms that offered this service in early 2013 and have become the market leader in terms of number of users soon after. However competition in this market has intensified since the second half of 2014 following an inflood of venture capital investment. In order to maintain our market-leading position, we expect to invest heavily in enhancing our product offerings and user experience in this area. Our key competitors in this market are douyutv.com, zhanqi.tv, and 17173.com.

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

As of December 31, 2014, our research and development team consisted of 1,620 members. All of our service programs are designed and developed internally, including various interactive technologies. We expect to continue to develop all of our core technologies in-house.

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

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others. The intellectual property rights we own include: (1) 12 patents relating to our proprietary technology; (2) 137 registered domain names, including YY.com, Duowan.com, 100.com, Chinaduo.com and Edu24oL.com; (3) registered copyrights to 123 software programs developed by us relating to various aspects of our operations, including voice software, games platform, general support and user management; and (4) 209 trademarks and service marks for our brands and logos in China and overseas, including YY and certain Chinese logos relating to Duowan and YY. As of December 31, 2014, we had filed 215 patent applications covering certain proprietary technologies and 277 trademark applications in China and overseas.

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including provision of internet content. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

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

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online gaming industry, and granted the GAPP the authority to issue approvals for the internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (b) subject to the MOC's overall administration, GAPP is responsible for the pre-examination and approval of the internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of GAPP, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions. On November 7, 2011, Guangzhou Huaduo obtained an Internet Publishing License for the publication of online games and mobile phone games. The online games we currently offer are domestically produced games, and are published by third parties qualified to publish online games. As of March 31, 2015, approximately 58% of the online games available on YY Client were filed with the GAPP as electronic publications, and the others were still undergoing the filing process.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

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

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories.

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

Regulation on Internet Bulletin Board Services

On November 6, 2000, the MIIT promulgated the Administrative Measures on Internet Bulletin Board Services, or BBS Measures, which required commercial internet information service providers which provide bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to obtain specific approval from the competent telecommunications authorities. Commercial internet information service providers are also required to conspicuously display their ICP license numbers and the rules of the BBS and inform users of the possible legal liabilities and consequences for posting improper comments. Although the BBS Measures were abandoned in July 2010 by the State Council, certain telecommunication authorities still require online bulletin board services be itemized in ICP license if an ICP license holder intends to provide such services.

Online Education Services

On July 5, 2000, the Ministry of Education promulgated the Measures for the Administration of Educational Websites and Online Schools. Accordingly, an entity that operates educational websites and online schools is required to obtain prior approval from the competent administrative educational authorities. Educational websites are defined as institutions which establish online information databases by collecting, editing and storing educational information or establish online platform and search tools for educational purposes, and which provide public educational information to website visitors or users through the internet or educational TV stations. These measures also include specific provisions regarding the qualifications and procedures for obtaining the approval for operating educational websites. We currently offer some education-related services on our platform and have obtained approval from relevant authorities to provide online education content on edu.YY.com and 100.com, on January 17, 2013 and January 16, 2014, respectively. In addition, we acquired Edu24oL.com, an online eduation website in the fourth quarter of 2014, and intend to apply for the approval for Edu24oL.com to provide online education content as its business requires.

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

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2014, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Patents

The National People's Congress adopted the Patent Law of the People's Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2014, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

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

To further clarify some key internet copyright issues, on November 27, 2012, the PRC Supreme People's Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties' information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement. If an internet information service provider can prove that it has only provided network services through automatic access, automatic transmission, data storage space, search functions, links, document sharing technology, etc., and thereby argues that it has not been involved in any alleged joint infringement, the PRC court shall find in favor of such internet information service provider. If an internet information service provider fails to delete, block, disconnect or take other necessary measures, or if it provides technological support or other aid when it knows or should have known of the network user's infringement on the information network transmission right, the PRC court shall find that such aid constitutes contributory infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to its findings on the degree of fault of the internet information service provider. The fault of the internet information service provider is determined according to various criteria, including situations where such provider knew or should have known of the network user's infringement against third party's information network transmission right. If an internet information service provider can prove it has adopted fairly reasonable and effective technological measures, and yet still finds it difficult to discover infringement against information network transmission conducted by the network user, the PRC court shall find such provider to be not at fault. Where an internet information service provider promotes popular video and films through setting up a list, directory, index, descriptive paragraph, briefing or other means of recommendation, and the public can download, browse or acquire them through other methods directly from the internet information service provider's webpage, the PRC court may find that such provider knew of the network user's infringement on the information network transmission right of others.

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

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name ".cn." On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. For the number of domain names we registered as of December 31, 2014, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001and 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2014, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

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

Moreover, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MIIT and other governmental authorities in June 2005, online games in China are required to be registered and filed as software products in accordance with the Administrative Measures on Software Products, promulgated in 2000, and amended in 2009. In addition, pursuant to the Notice on Enhancing the Content Review Work of Online Game Products promulgated by the MOC in 2004, imported online games are subject to content review by the MOC prior to being offered to Chinese internet users.

Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. Internet companies in China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services providers to discontinue disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures requires all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

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

Circular 37. Pursuant to SAFE's Notice on Relevant Issues Relating to Domestic Residents' Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents.  See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law."

We have completed the foreign exchange registration of PRC resident shareholders of Guangzhou Huaduo, as required by SAFE Circular 37, for our financings that were completed before the end of 2010. The SAFE Circular 37 registration in relation to the issuance of common shares to Tiger Global Six YY Holdings was completed on February 6, 2012. Our PRC resident shareholders further updated their SAFE Circular 37 registrations in March 2015 to reflect shareholding changes in our company resulting from our initial public offering

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

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

Moreover, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise," the only detailed guidance currently available for the definition of "de facto management body" as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) or SAT Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

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

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, and the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an "indirect transfer" of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks of reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, "PRC taxable properties" include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees, while our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing services prescribed in the aforesaid regulations, transferring intangible assets or selling immovable properties. However, if the services provided are related to technology development and transfer, such business tax may be exempted with approvals from the competent tax authorities. In addition, certain businesses, such as mobile game and online education, are subject to a 3% to 5% business tax on gross revenues generated from providing services and related surcharges before the VAT Pilot Program.

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

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry.

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

Labor Laws and Social Insurance

The principle laws that govern employment include:

•	Labor Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009; and

•	Labor Contract Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress on June 29, 2007 and amended on December 28, 2012.

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006, and amended on June 22, 2009. The New M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Fangda Partners, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Market because (a) our PRC subsidiaries, Beijing Huanju Shidai, Guangzhou Huanju Shidai and Zhuhai Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (c) there is no provision that clearly classifies the contractual arrangements among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities and their shareholders as a transaction regulated by the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, we are also advised by our PRC legal counsel that there is uncertainty as to how this regulation will be interpreted or implemented.

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

C. Organizational Structure

The following diagram illustrates our corporate structure:

YY Inc.
100%
BVI
100%
100%
96.5%
Cayman Islands
Guangzhou Huanju Shidai Information Technology Co., Ltd. ("Guangzhou Huanju Shidai")
100%
Hong Kong
100%
Zhuhai Huanju Shidai Information Technology Co., Ltd. ("Zhuhai Huanju Shidai")
3.5%
Huanju Shidai Technology (Beijing) Co., Ltd. ("Beijing Huanju Shidai")
Beijing Tuda Science and Technology Co., Ltd. ("Beijing Tuda")
99%
Guangzhou Huaduo Network Technology Co., Ltd. ("Guangzhou Huaduo")
100%
Zhuhai Duowan Information Technology Co., Ltd. ("Zhuhai Duowan" or "Guangzhou Duowan")
100%
Guangzhou Juhui Information Technology Co., Ltd. ("Guagnzhou Juhui")
100%
Guangzhou Huanju Media Co., Ltd. ("Guangzhou Huanju Media")
100%
Beijing Huanqiu Chuangzhi Software Co., Ltd. ("Chuangzhi")
100%
Zhengrenqiang and His Partners Education Technology (Beijing) Co., Ltd.("Zhengrenqiang")
100%
Beijing Dubooker Culture Communication Co., Ltd. ("DuBooker")
100%
Beijing Huanqiu Xingxue Technology Development Co., Ltd. ("Xingxue")
100%
Guangzhou Zhuque Information Technology Co., Ltd. ("Zhuque")

(1)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Tony Bin Zhao, and Mr. Jin Cao, our executive vice president, own 97.7%, 1.5% and 0.8% of Beijing Tuda's equity interests, respectively, as of the date of this annual report.

(2)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. Jun Lei, our co-founder and chairman, Mr. David Xueling Li, Mr. Tony Bin Zhao, Mr. Jin Cao and Beijing Tuda own approximately 0.44%, 0.5%, 0.04%, 0.02% and 99.0% of Guangzhou Huaduo's equity interests, respectively, as of the date of this annual report.

D. Property and Equipment

Our principal executive offices are located on premises comprising approximately 11,976 square meters in Guangzhou, China. This facility currently accommodates our management headquarters, principal development, engineering, sales and marketing, human resources and administrative activities. The lease for this Guangzhou facility expires in 2015. We also have a branch office in Beijing focusing on research and development, a branch office in Zhuhai focusing on games related businesses, and a representative office in Shanghai that handles advertising-related matters. We lease these relatively small premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed.

In August 2014, We entered into an agreement to purchase certain floors of an office building located in Panyu District, Guangzhou, China, comprising approximately 30,574 square meters. We intend to use these premises to support increased headcount associated with the continuing expansion of our Company.

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

See footnotes 11 and 12 to our financial statements for further information about our property and equipment and intangible assets.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.

A. Operating Results

Overview

We derive our revenues primarily from IVAS and online advertising. We derived 85.7%, 91.0% and 96.0% of our total net revenues from IVAS in 2012, 2013 and 2014, respectively, with online advertising accounting for the remainder of our revenues. Revenues from IVAS are primarily generated through online music and entertainment, online games, online dating, live game broadcasting and other services on our platform. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com and YY Client.

We began our operations in 2005 by launching Duowan.com, a popular online web portal hosting game media content. We have grown significantly in recent years, developing and introducing YY Client in 2008 and extending our services into mobile devices in September 2010 and onto web browsers in October 2012. Our business has also expanded from focusing on providing voice communication services to becoming a multifaceted social entertainment platform. We offer a variety of interactive content on our platform, such as online music shows, live online game streaming, and online dating shows, which give our users a more diverse, immersive, engaging and enriching experience. Our total net revenues increased from RMB820.0 million in 2012 to RMB1,823.5 million in 2013 and to RMB3,678.4 million (US$592.8 million) in 2014. We had a net income of RMB89.2 million, RMB477.7 million and RMB1,064.5 million (US$171.6 million) in 2012, 2013 and 2014, respectively.

Discussion of Selected Statements of Operations Items

Revenues

In the years ended December 31, 2012, 2013 and 2014, we had derived our revenues from IVAS and online advertising. Our IVAS revenues are primarily comprised of revenues from the paying users of online music and entertainment, online games and, to a lesser degree, online dating, live game broadcasting and our membership subscriptions. Our online advertising revenues primarily consist of revenues from the sale of online advertising in various formats primarily on Duowan.com and YY Client. We expect that in the future, as is the case in 2014, an increasing portion of our revenues will be derived from non-game IVAS revenues, including revenues from in-channel virtual items sold on our platform, such as virtual flowers and gifts for use in various channels, as well as other online products and services.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Total net revenues:(1)
IVAS:
Online music and entertainment	286,446	34.9	852,885	46.8	2,109,503	339,990	57.3
Online games	332,287	40.5	602,111	33.0	811,699	130,822	22.1
Other IVAS	83,655	10.2	205,212	11.2	609,823	98,286	16.6
Online advertising	117,643	14.4	163,260	9.0	147,343	23,747	4.0
Total	820,031	100.0	1,823,468	100.0	3,678,368	592,845	100.0

(1)	Revenues are presented net of rebates and discounts.

IVAS revenues.    We generate IVAS revenues from (i) the sales of in-channel virtual items used on our online music and entertainment channels, (ii) the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platform and (iii) other revenues, including in-channel virtual items used for online dating and live game broadcasting and membership subscription fees. Users access channels and play online games free of charge, but are charged for purchases of virtual items.

The most significant factors that directly affect our IVAS revenues include the increase in the number of our paying users and ARPU:

•	The number of paying users. We had approximately 2.4 million, 3.2 million and 4.9 million paying users in 2012, 2013 and 2014, respectively. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platform at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform.

•	ARPU. Our ARPU for IVAS was approximately RMB296.5, RMB525.2 and RMB726.0 (US$117.0) in 2012, 2013 and 2014, respectively. ARPU is calculated by dividing our total revenues from IVAS during a given period by the number of paying users for that period. As we begin to generate revenues from an increasing variety of IVAS, our ARPU may fluctuate from period to period due to the mix of IVAS purchased by our paying users.

Other significant factors that directly or indirectly affect our IVAS revenues include:

•	our ability to increase our popularity by offering new and attractive products and services that allow us to monetize our platform;

•	our ability to attract and retain a large and engaged user base; and

•	our ability to attract and retain third party game developers, third party licensee operators, service providers and certain popular performers and channel owners.

We expect that the portion of our revenues from IVAS derived from the sales of non-game virtual items and services will continue to increase as we capitalize on monetization opportunities. We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels. The percentage of our total net revenues attributable to virtual items sold on our online music and entertainment channels increased from 34.9% in 2012 to 46.8% in 2013 and further to 57.3% in 2014.

The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play. We have historically derived a significant portion of our revenues from a limited number of popular online games, primarily through selling in-game virtual items for these games. A majority of our popular online games are developed by third party game developers under revenue-sharing arrangements that typically last one to two years. We derive an increasingly lower percentage of our revenues from online games as a whole, as we expect to monetize other non-game aspects of the YY platform, such as online music and entertainment, online dating and live game broadcasting.

Online advertising revenues.    We also offer a wide range of online advertising formats and solutions. We enter into advertising contracts with both advertisers and advertising agencies. In 2012, 2013 and 2014, a vast majority of our online advertising revenues were derived from pay-for-time arrangements under which we charge advertisers depending on the duration of display for an advertisement or a series of advertisements.

Cost of Revenues

Cost of revenues consists primarily of (i) revenue sharing fees and content costs, (ii) bandwidth costs, (iii) salary and welfare, (iv) depreciation and amortization, (v) payment handling costs, (vi) business tax and surcharges and (vii) share-based compensation. We anticipate that revenue sharing fees and content costs paid to performers, channel owners and content providers will increasingly contribute to our cost of revenues. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our revenue-generating services.

Revenue sharing fees and content costs.    Our revenue sharing fees and content costs paid to performers, channel owners and content providers increased from RMB109.3 million in 2012 to RMB444.1 million in 2013 and further increased to RMB1,134.0 million (US$182.8 million) in 2014. We expect our revenue sharing fees and content costs to continue to increase as we continue to expand our IVAS offerings and our user engagement and spending levels increase.

Bandwidth costs.    Our bandwidth costs increased from RMB145.0 million in 2012, to RMB203.2 million in 2013 and further increased to RMB345.9 million (US$55.8 million) in 2014. We expect bandwidth costs to continue to increase as our user base continues to expand and as online music and entertainment and other video-related services, such as live game broadcasting, become more popular in the future.

Salary and welfare.    Our salary and welfare costs increased from RMB50.0 million in 2012 to RMB88.5 million in 2013, and further increased to RMB131.8 million (US$21.2 million) in 2014. We expect our salary and welfare costs to increase as we continue to hire additional employees in line with the expansion of our business.

Depreciation and amortization.    Our depreciation and amortization increased from RMB25.8 million in 2012 to RMB37.1 million in 2013, and further increased to RMB59.8 million (US$9.6 million) in 2014. We expect depreciation and amortization to increase as we continue to expand our operations and purchase servers and other equipment or intangibles directly related to the operating of our platform and business.

Payment handling costs.    Our payment handling costs increased from RMB22.8 million in 2012 to RMB25.0 million in 2013, and further increased to RMB55.1 million (US$8.9 million) in 2014. We expect payment handling costs to increase as we continue to grow our paying users base and expand our paid service offerings.

Business tax and surcharges.    Our business tax and surcharges increased from RMB30.0 million in 2012 to RMB47.8 million in 2013, and further increased to RMB49.2 million (US$7.9 million) in 2014. We expect the payment of business tax to decrease because our revenue are now subject to VAT instead of business tax, and we expect the payment of surcharges to increase due to the expansion of our business.

Share-based compensation.    Our share-based compensation allocated to the cost of revenues increased from RMB8.4 million in 2012 to RMB9.9 million in 2013 and further increased to RMB18.0 million (US$2.9 million) in 2014, primarily due to our business expansion.

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

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)

Operating expenses:
Research and development expenses	176,725	21.6	267,005	14.6	431,188	69,495	11.7
Sales and marketing expenses	16,954	2.1	24,955	1.4	102,527	16,524	2.8
General and administrative expenses	109,788	13.4	200,554	11.0	223,019	35,944	6.1

Total operating expenses	303,467	37.1	492,514	27.0	756,734	121,963	20.6

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits and share-based compensation expenses for research and development personnel and rental expenses and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2014, due to the need for additional research and development personnel to accommodate the growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for mobile devices to reach more users. However, we also expect to be able to leverage on the expertise of our established research and development team and achieve better efficiency.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising and promotion expenses, salaries, benefits and commissions for our sales and marketing personnel, and share-based compensation expenses. Our sales and marketing expenses generally increased over the past three years ended December 31, 2014, primarily reflecting increased marketing and promotional activities and increased numbers of sales and marketing staff. We expect that our sales and marketing expenses will increase in absolute amount as well as a percentage of the total revenue in the near term as we expect to increase our spending on promotional activities, particularly relating to mobile applications and new business initiatives.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits, including share-based compensation for our general and administrative personnel, allowance for doubtful receivables, professional service fees, legal expenses and other administrative expenses. Our general and administrative expenses generally increased over the past three years ended December 31, 2014 as our business expanded, primarily due to the hiring of additional management and administrative staff. We expect our general and administrative expenses to increase in the future as our business grows.

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)

Research and development expenses	35,441	39,587	54,141	8,726
Sales and marketing expenses	884	1,318	2,807	452
General and administrative expenses	55,619	66,331	59,647	9,613

Total	91,944	107,236	116,595	18,791

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

Taxation

Cayman Islands

According to our Cayman Islands counsel, Conyers Dill & Pearman, Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Capital gains realized with respect to any shares, debt obligations or other securities of Duowan BVI by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

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

PRC

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and consolidated affiliated entities operating in the PRC. Prior to January 1, 2008, companies established in the PRC were generally subject to EIT at statutory rates of 30% and 3% respectively. On March 16, 2007, the PRC National People's Congress promulgated the New EIT Law, which became effective on January 1, 2008. These subsidiaries and VIEs are subject to new EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that Guangzhou Huaduo can enjoy for the periods reported as a result of its qualification as a high and new technology enterprise. Furthermore, Guangzhou Huanju Shidai has been qualified as a software enterprise since 2013, and is entitled to a two-year exemption from EIT followed by three years at 50% tax reduction starting from 2014, the first profit-making year.

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Guangzhou Huaduo and Zhuhai Duowan have claimed such Super Deduction for the period reported. In addition, Guangzhou Huanju Shidai and Beijing Huanju Shidai started to claim such Super Deduction since 2013.

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

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to business taxes or value added tax and related surcharges. On January 1, 2012, the State Administration of Taxation officially launched a pilot value added tax reform program, or Pilot Program, applicable to businesses in selected industries. Taxable income derived from the businesses in the Pilot Program is subject to value added tax in lieu of business tax. Prior to the Pilot Program's being applied to our revenue, our advertising revenues earned from external customers were subject to business taxes at 5% for the year ended December 31, 2012, and our IVAS revenue earned from external customers were subject to business taxes of 3% for the years ended December 31, 2012, 2013 and for the first five months of 2014, except that our online games revenue and IVAS revenue began to be subject to VAT of 6% commencing December 2012 and June 2014, respectively. Surcharges are calculated based on 12% of the monthly business taxes and VAT payable for 2012, 2013 and 2014. Business taxes and related surcharges during 2012, 2013 and 2014 were RMB30.0 million, RMB47.8 million and RMB49.2 million (US$7.9 million), respectively.

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

Revenue Recognition and Deferred Revenue

We generate revenues from IVAS and online advertising. Revenues from IVAS are generated based on the revenue-sharing with game developers and third party licensee operators for direct purchase and conversion of game tokens, sales of virtual items in online games, online music and entertainment and other channels, and membership subscription fees, as well as other IVAS. Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com and YY Client. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as describe below.

IVAS

We operate a virtual currency system under which the users can directly purchase virtual currency and virtual items on YY Client’s online community channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items in online games (both developed by third parties and self-developed), or used directly to purchase virtual items on YY Client’s online community channels or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchaser is recorded as “advances from customers” and, upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below.

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

Online game revenue

We generate revenues from offering virtual items in online games developed by third parties or our self-developed online games to game players. Historically, the majority of online games revenues for the three years ended December 31, 2012, 2013 and 2014 were derived from third party-developed games.

Users play games through our platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ accounts over the life of the online games.

We recognize revenue when recognition criteria defined under US GAAP are satisfied. For purposes of determining when the service has been provided to the paying player, we have determined that an implied obligation exists to the paying player to continue providing access to the games such that the users can utilize the virtual items purchased by game tokens. Game players need to log on and access the games through our platform because their game tokens, virtual items, and game history are specific to our game accounts and non-transferable to other platforms. To purchase in-game virtual items, players can either charge their game accounts by purchasing game tokens or virtual currency from our platform, which are convertible into game tokens based on a predetermined exchange rate agreed among the relevant game developers and us.

The proceeds from the purchase of our virtual currency is recorded as “advances from customers”, representing prepayments received from users in the form of our virtual currency not yet converted into game specific tokens. Upon the conversion into a game token from our virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between the relevant game developer and us based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. Our portion, net of the game developer’s entitled consideration, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert the virtual currency into game tokens or purchase the game tokens unless they plan to purchase in-game virtual items soon.

There are two types of third party-developed online games:

•	Non-exclusive third party-developed games; and

•	Exclusive third party-developed games

Under the non-exclusive arrangement, game developers license the games to various platforms and we are only one of the platforms. Game developers will receive only revenue shared from us pursuant to the mutually agreed sharing percentage.

Under the exclusive arrangement, game developers only license the game to us as the exclusive licensee. We, as the exclusive licensee, can sub-license the games to other platforms. In addition to the revenue shared with the game developers, we also pay an exclusive license fee to the game developers.

Non-exclusive third party-developed games

Pursuant to contracts signed between the game developers and us, revenues from the sale or conversion of game tokens to be used for the purchase of in-game virtual items from online games developed by third parties are shared between the game developers and us based on a pre-agreed ratio for each game. These revenue-sharing contracts typically last one to two years.

The third party-developed games under non-exclusive licensing contracts are maintained and updated by the game developers. We view the game developers to be our customers and consider our responsibilities under our agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on the YY platform. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the game players or as the agent in the transaction, and the specific requirement of each contract. We determined that for third party-developed games, the third party game developers are the principal given the game developers design and develop the web-game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, We record online games revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

Given that third party-developed games under non-exclusive licensing contracts are managed and administered by the third party game developers, we do not have access to the data on the consumption details such as when the game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, we maintain historical data on timing of the conversion of its virtual currency into game specific tokens and the amount of purchases of game tokens. We believe that our performance for, and obligation to, the game developers correspond to the game developers’ services to the users. We have adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship with us on a game-by-game basis, which is approximately one to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship with us may change in the future.

When we launch a new game, we estimate the user relationship based on other similar types of games in the market until the new game establishes its own history. We consider the game’s profile, attributes, target audience, and its appeal to players of different demographics groups in estimating the user relationship period.

The estimated user relationship period is based on data collected from those users who have acquired game tokens. To estimate the user relationship period, we maintain a software system that captures the following information for each user: (a) the frequency that users log into each game via our platform, and (b) the amount and the timing of when the users convert or charge his or her game tokens. We estimate the user relationship period for a particular game to be the date a player purchases or converts from virtual currency to a game token through the date we estimate the user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

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

Exclusive third party developed games

Under certain exclusive arrangements, we pay additional license fees to the game developers as we are entitled to an exclusive right to operate third party developed games in specified geographic areas. Based on ASC 350-30-35-6, we have adopted an accounting policy to recognize the exclusive license fee as an intangible asset upon the commercial launch of the related online games. This intangible asset is amortized on a straight-line basis over the shorter of the economic life or license period of the relevant online game.

Pursuant to the exclusive licensing contracts signed between the third party game developers and us, our responsibilities in operating the licensed games vary game-by-game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) change the product or performs part of the service, (iv) have involvement in the determination of product and service specifications.

For the game license arrangements under which we take primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, we consider ourselves to be the principal in these arrangements. Accordingly, we record online games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

For the game license arrangements under which our responsibilities are limited to publishing, providing payment solutions and game operating advice, we view the game developers to be our customers and consider ourselves to be the agent in the arrangements. Accordingly, we record online games revenues from these third party licensed games, net of fees paid to third parties upon the provision of service.

Pursuant to the terms and conditions of certain online game exclusive license agreement entered into between the game developers and us, we, as the exclusive licensee, could sublicense a non-exclusive, non-transferable and limited license to any third party without the prior formal consent of game developers. Under the non-exclusive and non-transferable limited license, the sub-licensee cannot further license the game to other platforms. We received monthly revenue-based royalty payments from all sub-licensees. We view the third-party licensee operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services.

Similar to other online games, the exclusive third party developed games are free to play and players can pay for virtual items for better in-game experience. For exclusive third party games, the consumption details can be provided by third party developers or we have access to such data. Therefore, we recognize revenues based on item-based model: (1) for consumable items, the revenue is recognized immediately upon consumption; (2) for perpetual items, the revenue is recognized ratably over the user relationship period of a specific game as described. The determination of user relationship period is the same as what is described in “Non-exclusive third party developed games” above.

Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as we act as a principal to fulfill all obligations. We do not maintain information on consumption details of in-game virtual items, and only have limited information related to the frequency of log-ons for our self-developed games. Given that certain historical data is not available, we use the user relationship of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for our self-developed games.

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

Advances from customers and deferred revenue

Advances from customers primarily consist of (i) prepayments from users in the form of our virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above, (ii) prepayments from sub-licensees for obtaining operation rights of certain online games over a period of time, and (iii) prepayments from advertising agencies and advertisers. Deferred revenue primarily consists of the unamortized revenue from game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in our various channels on the YY platform, where there is still an implied obligation to be provided by us which will be recognized as revenue when all of the revenue recognition criteria are met.

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

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts on an individual basis taking into consideration various factors, including, but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the individual receivables balance. Additionally, we make specific bad debt provisions based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability.

Consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, variable interest entities ("VIEs") and VIE's subsidiaries for which we or our subsidiaries are the primary beneficiaries. All transactions and balances among our company, subsidiaries, VIEs and VIE's subsidiaries have been eliminated upon consolidation.

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

As advised by our PRC counsel, Fangda Partners, the contractual arrangements among Beijing Huanju Shidai and Beijing Tuda and its shareholders and the contractual arrangements among Beijing Huanju Shidai and Guangzhou Huaduo and its shareholders, governed by PRC law, are valid, binding and enforceable, and do not violate PRC laws currently in effect. However, as advised by our PRC legal counsel, because of the substantial uncertainties involved, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to control Beijing Tuda and Guangzhou Huaduo, we may be precluded from consolidating these companies in the future. See "Item 3. Key Information—D. Risk Factors—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

Share-based compensation

We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares and restricted share units granted to employees and non-employees, share-based awards granted to our chief executive officer and chairman and share-based awards granted in relation to our acquisition of NeoTasks Inc. The details of these share-based awards and the respective terms and conditions are described in "Share-based compensation" in Note 23 to our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, which are included elsewhere in this annual report on Form 20-F.

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

The following table sets forth certain information regarding the restricted share units granted to our employees in 2012, 2013 and 2014 with share and per share information.

Grant Date	Restricted Shares Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
		(US$)
January 1, 2012	1,668,000	1.0869	Contemporaneous/ DCF(1)
March 31, 2012	6,597,921	1.1153	Contemporaneous/ DCF(1)
July 15, 2012	533,000	1.1284	Contemporaneous/ DCF(1)
September 1, 2012	6,151,300	1.1146	Contemporaneous/ DCF(1)
September 30, 2012	650,000	1.1437	Contemporaneous/ DCF(1)
November 7, 2012	195,000	0.5250	Contemporaneous/ Stock price(2)
November 21, 2012	2,500,000	0.5250	Contemporaneous/ Stock price(2)
March 31, 2013	1,009,000	0.8450	Contemporaneous/ Stock price(2)
April 18, 2013	43,489	0.7855	Contemporaneous/ Stock price(2)
April 30, 2013	26,943,500	0.8720	Contemporaneous/ Stock price(2)
May 23, 2013	120,000	1.2065	Contemporaneous/ Stock price(2)
July 19, 2013	1,802,000	1.8090	Contemporaneous/ Stock price(2)
October 1, 2013	50,000	2.4045	Contemporaneous/ Stock price(2)
November 1, 2013	48,000	2.4875	Contemporaneous/ Stock price(2)
February 1, 2014	330,000	3.1230	Contemporaneous/Stock price(2)
April 1, 2014	660,000	4.0920	Contemporaneous/Stock price(2)
April 30, 2014	220,000	2.8680	Contemporaneous/Stock price(2)
May 1, 2014	800,000	3.0110	Contemporaneous/Stock price(2)
June 16, 2014	292,500	3.5035	Contemporaneous/Stock price(2)
June 20, 2014	6,009,695	3.5560	Contemporaneous/Stock price(2)
October 30, 2014	1,600,400	3.9525	Contemporaneous/Stock price(2)

(1)	DCF denotes the discounted cash flow method under the income approach which explicitly recognizes that the business enterprise value as of the valuation date is developed by discounting future net cash flow to the present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

(2)	Upon the completion of the initial public offering, the fair values of restricted share units are based on stock price of our company on grant dates. The fair values of restricted share units granted on November 7, 2012 are based on initial public offering price as the grant date is close to the initial public offering date.

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

In estimating the fair value of the contingent consideration recognized on the acquisition date, we consider the trinomial tree model. Under this model, we perform a scenario analysis and calculate the fair value of the contingent consideration based on the net present value of the total contingent payments under each scenario and the expected probability of each scenario.

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

Impairment of investment, long-lived assets and intangible assets

The carrying amounts of investment, long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. RMB0.6 million of impairment of intangible assets was recognized for the year ended December 31, 2012, RMB0.9 million of impairment of an investment was recognized for the year ended December 31, 2013 and RMB4.0 million (US$0.6 million) of impairment of an investment and RMB5.7 million (US$0.9 million) of impairment of intangible assets were recognized for the year ended December 31, 2014.

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

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2012, 2013 and 2014, a total valuation allowance of RMB4.2 million, RMB22.2 million and RMB24.4 million (US$3.9 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. The interest and penalties associated with tax positions for the years ended December 31, 2012, 2013 and 2014 was zero. As of December 31, 2012, 2013 and 2014, we had no significant unrecognized uncertain tax positions.

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

Convertible Bonds

In accordance with ASC subtopic 470-20, the convertible debts are initially carried at the principal amount of the convertible debts. Related debts issuance cost, are subsequently amortized using effective interest method as adjustments to interest expense from the debt issuance date to its first put date. Convertible debts are classified as a current liability if they are or will be callable by us or puttable by the debt holders within one year from the balance sheet date, even though liquidation may not be expected within that period.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly since our inception, and our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Total net revenues(1)	820,031	100.0	1,823,468	100.0	3,678,368	592,845	100.0
IVAS:
Online music and entertainment	286,446	34.9	852,885	46.8	2,109,503	339,990	57.3
Online games	332,287	40.5	602,111	33.0	811,699	130,822	22.1
Others	83,655	10.2	205,212	11.2	609,823	98,286	16.6
Online advertising	117,643	14.3	163,260	9.0	147,343	23,747	4.0
Cost of revenues	(416,133)	(50.7)	(881,999)	(48.4)	(1,849,149)	(298,029)	(50.3)
Gross profit	403,898	49.3	941,469	51.6	1,829,219	294,816	49.7
Operating expenses
Research and development expenses	(176,725)	(21.6)	(267,005)	(14.6)	(431,188)	(69,495)	(11.7)
Sales and marketing expenses	(16,954)	(2.1)	(24,955)	(1.4)	(102,527)	(16,524)	(2.8)
General and administrative expenses	(109,788)	(13.4)	(200,554)	(11.0)	(223,019)	(35,944)	(6.1)
Total operating expenses	(303,467)	(37.0)	(492,514)	(27.0)	(756,734)	(121,963)	(20.6)
Other income	2,465	0.3	27,078	1.5	6,319	1,018	0.2
Operating income	102,896	12.5	476,033	26.1	1,078,804	173,871	29.3
Other non-operating income	—	—	—	—	36,714	5,917	1.0
Gain on disposal of an equity investment	651	0.1	—	—	999	161	0.0
Gain on disposal of a cost investment	2,351	0.3	—	—	—	—	—
Foreign currency exchange (losses) gains , net	(4,153)	(0.5)	29,555	1.6	(10,399)	(1,676)	(0.3)
Interest expense	—	—	—	—	(56,607)	(9,123)	(1.5)
Interest income	16,316	2.0	60,221	3.3	164,969	26,588	4.5
Income before income tax expenses	118,061	14.4	565,809	31.0	1,214,480	195,738	33.0
Income tax expenses	(29,041)	(3.5)	(89,951)	(4.9)	(154,283)	(24,866)	(4.2)
Income before share of income in equity method investments, net of income taxes	89,020	10.9	475,858	26.1	1,060,197	170,872	28.8
Share of income in equity method investment, net of income taxes	157	0.0	1,869	0.1	4,275	689	0.1
Net income attributable to YY Inc.	89,177	10.9	477,727	26.2	1,064,472	171,561	28.9

(1)	Net of rebates and discounts.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues increased by 101.7% from RMB1,823.5 million in 2013 to RMB3,678.4 million (US$592.8 million) in 2014. This increase was primarily due to the increased contribution of revenues from online music and entertainment and increases in our online game revenues as well as other sources including our online dating, live game broadcasting and membership program, partially offset by a decrease in our online advertising revenues.

IVAS revenues. Our IVAS revenues, which consisted of revenues from online music and entertainment, online games as well as other sources, increased by 112.7% from RMB1,660.2 million in 2013 to RMB3,531.0 million (US$569.1 million) in 2014. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 3.2 million in 2013 to 4.9 million in 2014. Our ARPU for IVAS increased from RMB525.2 in 2013 to RMB726.0 (US$117.0) in 2014. The increase in paying users and ARPU were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platform; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract third party game developers, third party licensee operators, service providers and certain popular performers and channel owners.

Revenues from online music and entertainment increased by 147.3% from RMB852.9 million for 2013 to RMB2,109.5 million (US$340.0 million) for 2014. In addition to the increase in the number of paying users and ARPU, the increase in revenues from online music and entertainment was also due to the increasing popularity of online music and entertainment. Our paying users for online music and entertainment increased from approximately 1,748,000 for 2013 to 2,964,000 for 2014. The increasing popularity of online music and entertainment is primarily due to the increased number of activities we hosted.

Revenues from online games increased by 34.8% from RMB602.1 million in 2013 to RMB811.7 million (US$130.8 million) in 2014. This increase was primarily attributable to an increase in the attractiveness of our online game platform and the popularity of the online games we offer. Our paying users for online games increased from approximately 1,308,000 for 2013 to 1,558,000 for 2014. The number of online games we operated as of December 31, 2013 was 126 as compared to 210 as of December 31, 2014.

Other IVAS revenues, which primarily consisted of revenues from online dating, live game broadcasting and membership subscription fees, increased by 197.2% from RMB205.2 million in 2013 to RMB609.8 million (US$98.3 million) in 2014. This increase was primarily due to an increase in the number of users who subscribed to our membership program and an increase in the popularity of online dating and live game broadcasting.

Online advertising revenues.    Our online advertising revenues decreased by 9.7% from RMB163.3 million in 2013 to RMB147.3 million (US$23.7 million) in 2014. This decrease was primarily due to the ending of our contractual agreements with NetEase.

Cost of Revenues. Our cost of revenues increased by 109.7% from RMB882.0 million in 2013 to RMB 1,849.1 million (US$ 298.0 million) in 2014. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB1,134.0 million (US$182.8 million) in 2014, representing a 155.4% increase from RMB444.1 million in 2013. This increase in revenue sharing fees and content costs was primarily due to higher levels of user engagement and spending as well as an increasing number of emerging new business lines in different categories. Bandwidth costs increased 70.2% from RMB203.2 million in 2013 to RMB345.9 million (US$55.8 million) in 2014 to support our growing business operations. In addition, salary and welfare costs increased 49.0% from RMB88.5 million in 2013 to RMB131.8 million (US$21.2 million) in 2014, mainly due to our hiring of additional employees to serve our rapidly expanding user base.

Operating Expenses. Our operating expenses increased by 53.6% from RMB492.5 million in 2013 to RMB756.7 million (US$122.0 million) in 2014, primarily due to an increase in sales and marketing expenses as well as research and development expenses, which was associated with the expansion of our market shares, continuing growth of our business operations, our commitment to research and development and the advancements in our technology development.

Research and development expenses. Our research and development expenses increased by 61.5% from RMB267.0 million in 2013 to RMB431.2 million (US$69.5 million) in 2014. This increase was primarily due to an increase in the number of our research and development staff, especially engineers, which accounts for approximately 56.1% of our total number of employees in 2014.

Sales and marketing expenses. Our sales and marketing expenses increased by 310.8% from RMB25.0 million in 2013 to RMB102.5 million (US$16.5 million) in 2014. This increase was primarily due to an increase in our spending on marketing and promotional activities we hosted and an increase in salaries and other benefits for our sales and marketing personnel, which was in turn mainly driven by an increase in the number of our sales and marketing personnel.

General and administrative expenses. Our general and administrative expenses increased by 11.2% from RMB200.6 million in 2013 to RMB223.0 million (US$35.9 million) in 2014. This increase was associated with the general growth of our business, partially offset by an increase in operating leverage associated with the our overall business expansion.

Foreign Currency Exchange Gains (Losses). We had net foreign currency exchange losses of RMB10.4 million (US$1.7 million) in 2014, compared to a net foreign currency exchange gains of RMB29.6 million in 2013. Such losses were primarily caused by the fact that in 2014, we re-converted a portion of the proceeds from our initial public offering from Renminbi back into U.S. dollars, and U.S. dollar appreciated against RMB in 2014; bank charges incurred in relation to such conversion also contributed to our loss. Our initial public offering proceeds were initially denominated in U.S. dollars before we converted them into Renminbi in the fourth quarter of 2012.

Interest Income. Our interest income increased from RMB60.2 million in 2013 to RMB165.0 million (US$26.6 million) in 2014. This increase was primarily due to higher levels of cash on hand and short-term deposits, partly as a result of depositing cash generated from our operations, and the proceeds from our issuance of convertible senior notes in March 2014.

Income Tax Expenses. We recorded income tax expenses of RMB154.3 million (US$24.9 million) in 2014 compared to RMB90.0 million in 2013. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

Net Income. As a result of the foregoing, we had a net income of RMB1,064.5 million (US$171.6 million) in 2014 as compared to a net income of RMB477.7 million in 2013.

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

IVAS revenues. Our IVAS revenues, which consisted of revenues from online music and entertainment, online games as well as other sources, increased by 136.4% from RMB702.4 million in 2012 to RMB1,660.2 million (US$274.2 million) in 2013. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 2.4 million in 2012 to 3.2 million in 2013. Our ARPU for IVAS increased from RMB296.5 in 2012 to RMB525.2 (US$86.8) in 2013. The increase in paying users and ARPU were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platform; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract third party game developers, service providers and certain popular performers and channel owners.

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

Foreign Currency Exchange Gains (Losses). We had net foreign currency exchange gains of RMB29.6 million (US$4.9 million) in 2013, compared to a net foreign currency exchange losses of RMB4.2 million in 2012. This increase was primarily due to the fact that the proceeds from our initial public offering were converted from U.S. dollars into Renminbi in the fourth quarter of 2012 and Renminbi appreciated against U.S. dollars in 2013.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity", or the ASU 2014-08. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for us in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or the ASU 2014-09. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In June 2014, under ASC 718, Compensation — Stock Compensation, the FASB issued "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period." These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). Pursuant to ASU 2014-15, in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis", or the ASU 2015-02. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. For private companies and not-for-profit organizations, the ASU will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30)” (“ASU 2015-03”). To simplify presentation of debt issuance costs, ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in ASU 2015-03. For public business entities, ASU 2015-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations primarily through cash flows from operations, the proceeds from our initial public offering in November 2012 and the proceeds from our convertible senior notes offering in March 2014. We expect to require cash to fund our ongoing operational needs, particularly our revenue sharing fees and content costs, salaries and benefits, bandwidth costs and potential acquisitions or strategic investments. We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

In March 2014, we issued an aggregate of US$400.0 million 2.25% convertible senior notes due in 2019. The net proceeds from the sale of the notes were US$390.8 million and will be used for general corporate purposes. As of December 31, 2014, the total carrying value of these notes were US$400.0 million. The notes bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, and such notes will mature on April 1, 2019 unless earlier converted, redeem for certain tax-related events or repurchased in accordance with their terms. We are not subject to any financial covenants or other significant restrictions under the notes. We duly paid an interest of US$4.7 million on these convertible senior notes on October 1, 2014 as such interest became due.

As of December 31, 2012, 2013 and 2014, we had RMB504.7 million, RMB729.6 million and RMB475.0 million (US$76.6 million), respectively, in cash and cash equivalents.

As of December 31, 2014, our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC held cash and cash equivalents in the amount of RMB387.0 million (US$62.4 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	356,852	891,173	1,301,351	209,740
Net cash used in investing activities	(498,504)	(659,603)	(3,954,055)	(637,278)
Net cash provided by (used in) financing activities	522,740	(5,687)	2,402,762	387,255
Net increase (decrease) in cash and cash equivalents	381,088	225,883	(249,942)	(40,283)
Cash and cash equivalents at the beginning of the year period	128,891	504,702	729,598	117,590
Effect of exchange rates change on cash and cash equivalents	(5,277)	(987)	(4,628)	(746)
Cash and cash equivalents at the end of the year period	504,702	729,598	475,028	76,561

Operating Activities

Net cash used in or generated from operating activities consists primarily of our net loss or income mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment and deferred taxes, and adjusted by changes in operating assets and liabilities, such as accounts receivable and accrued liabilities, prepayments and other assets, account payables and deferred revenue.

Net cash provided by operating activities amounted to RMB1,301.4 million (US$209.7 million) for the year ended December 31, 2014, primarily resulting from RMB3,988.2 million (US$$642.8 million) of cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB1,533.6 million (US$247.2 million), which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB651.5 million (US$105.0 million), our payments for the lease of bandwidth of RMB327.2 million (US$52.7 million) and our general operating costs of RMB174.5 million (US$28.1 million).

Net cash provided by operating activities amounted to RMB891.2 million for the year ended December 31, 2013, primarily resulting from RMB2,225.4 million of cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB665.1 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB317.6 million, our payments for the lease of bandwidth of RMB197.5 million and our general operating costs of RMB154.0 million.

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

Investing Activities

Net cash used in investing activities largely reflects placements of short-term deposits, purchases of property and equipment and other non-current assets in connection with the expansion and upgrade of our technology infrastructure, and our acquisitions of and investments in certain companies.

Net cash used in investing activities amounted to RMB3,954.1 million (US$637.3 million) in the year ended December 31, 2014. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB5,343.9 million (US$861.3 million), payments of an aggregate RMB 510.3 million (US$82.3 million) for other non-current assets, mainly consisting of prepayments for certain floors of an office building, payments of RMB178.5 million (US$28.8 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB259.4 million (US$41.8 million), partially offset by the maturity of short-term deposits in various banks in the amount of RMB2,550.1 million (US$411.0 million).

Net cash used in investing activities amounted to RMB659.6 million in the year ended December 31, 2013. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB1,529.1 million, payments of RMB55.6 million for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain strategic investments of RMB58.1 million, partially offset by the maturity of short-term deposits in various banks in the amount of RMB996.0 million.

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

Financing Activities

Net cash provided by financing activities was RMB2,402.8 million (US$387.2 million) in 2014, primarily attributable to the net proceeds of RMB2,402.6 million (US$387.2) million from the issuance of 2.25% convertible senior note due 2019, issued in March 2014.

Net cash used in financing activities was RMB5.7 million in 2013, primarily attributable to a portion of the listing expenses of RMB5.8 million.

Net cash provided by financing activities was RMB522.7 million in 2012, primarily attributable to the proceeds of RMB550.6 million from our initial public offering in November 2012, partially offset by a portion of the listing expenses of RMB 27.8 million.

Capital Expenditures

We made capital expenditures of RMB79.4 million, RMB72.2 million and RMB744.7 million (US$120.0 million) in 2012, 2013 and 2014, respectively. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights for licensed games, software, domain names and other assets. To support increased headcounts associated with our continuing expansion, we entered into an agreement on August 7, 2014 to purchase certain floors of an office building in Guangzhou, China for a total consideration of RMB479.2 million. We expect to incur additional capital expenditures in 2015 for the refurbishment of the abovementioned office space.

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

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses greatly increased in the past three years ended December 31, 2014, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for Mobile YY to reach more users. We incurred RMB176.7 million, RMB267.0 million and RMB431.2 million (US$69.5 million) of research and development expenses in 2012, 2013 and 2014, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1) (in RMB)	40,230	29,413	8,315	2,502	-
Long-term borrowing(2) (in US$)	440,500	9,000	9,000	422,500	-

(1)	Operating lease obligations refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods.

(2)	Long-term borrowing includes principle and interests that are derived from our 2.25% convertible senior notes due 2019, presuming that no conversion and repurchase would occur.

Our operating lease obligations increased from December 31, 2013 to December 31, 2014 primarily because we entered into some new leases in 2014.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

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

Directors and Executive Officers	Age	Position/Title
Jun Lei	46	Chairman of the Board and Director
David Xueling Li	41	Chief Executive Officer and Director
Qin Liu	43	Director
Jenny Hong Wei Lee	43	Independent Director
Peter Andrew Schloss	55	Independent Director
Peng T. Ong	52	Independent Director
Richard Weidong Ji	48	Independent Director
David Tang	61	Independent Director
Rongjie Dong	39	Executive Vice President
Jin Cao	43	Executive Vice President
Eric He	55	Chief Financial Officer

Mr. Jun Lei is our co-founder and has been our chairman since our inception. Mr. Lei is a co-founder and the chairman of Kingsoft Corporation Limited, a China-based software and online games company listed on the Stock Exchange of Hong Kong, and served as its chief executive officer from October 1998 to December 2007. Mr. Lei is the chairman of Cheetah Mobile Inc., which was listed on Nasdaq in May, 2014. In 2010, Mr. Lei co-founded and has since then served as the chairman of Xiaomi Corporation, a smartphone and mobile internet company in China. From April 2000 to March 2005, Mr. Lei co-founded and served as chairman of Joyo.com which, during his tenure, was sold to Amazon, becoming Amazon China. Since November 2003, Mr. Lei has served on the board of directors of Wuhan University. In addition, Mr. Lei is active in private investments and currently serves as a director or advisor in several privately held companies that he founded or invested in. Mr. Lei received his bachelor's degree in computer science from Wuhan University in 1991.

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

Ms. Jenny Hong Wei Lee has served as our director since December 2009. Ms. Lee is currently a director of Pactera Technology International Ltd., a leading China-based provider of outsourced information technology and research and development services, which was formerly listed on the NASDAQ Global Select Market and subsequently privatized in 2014. She is also a director and a member of the audit committee of 21Vianet Group, Inc., a leading China-based carrier-neutral Internet data center services provider, which is listed on the NASDAQ Global Select Market. In addition, Ms. Lee serves is a managing director of Granite Global Ventures III L.L.C., which is a general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. From 2002 to 2005, Ms. Lee served as a vice president of JAFCO Asia. Ms. Lee received her bachelor's degree in electrical engineering in 1994 and master's degree in engineering in 1995 from Cornell University. Ms. Lee also has an MBA degree from Kellogg School of Management at Northwestern University in 2001.

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

Mr. Peng T. Ong has served as our independent director since November 20, 2012. Mr. Ong is a managing director of Monk’s Hill Ventures. Prior to founding Monk’s Hill Ventures, he was a partner at GSR Ventures. Mr Ong is a director of the Media Development Authority of Singapore. In addition, he is a trustee of the Singapore University of Technology and Design and sits on the strategic advisory board of the Chancellor of the University of Illinois. Mr. Ong was an independent director of Singapore Telecommunications Limited through July 2013 and chairs SingTel's group enterprise advisory committee. He was an independent director of the National Research Foundation of Singapore from 2009 to 2013. He served as chairman of Infocomm Investments Pte Ltd, a venture capital fund in Singapore, from 2006 to 2013. Mr. Ong founded Interwoven Inc. (acquired by Autonomy Corporation plc., now part of Hewlett-Packard) and served as its president and chief executive officer from 1995 to 1997 and its chairman from 1995 to 2002. Mr. Ong also founded Encentuate Inc. which became the foundation of the IBM Singapore Software Lab after being acquired by IBM. In addition, Mr. Ong co-founded Match.com (now part of IAC/InterActiveCorp) and served in various engineering and management positions at Illustra Information Technologies, Inc. (now Informix Corporation, part of IBM), Sybase Inc. (now SAP America, Inc.) and Gensym Corporation. Mr. Ong Peng received a bachelor's degree in electrical engineering from University of Texas at Austin and a master's degree in computer science from University of Illinois at Urbana-Champaign.

Mr. Richard Weidong Ji has served as our independent director since May 2013. Mr. Ji is the cofounder and managing partner of All-Stars Investment Limited, which focuses on investing in Internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. From 2005 to 2012, Mr. Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top internet analysts covering the Chinese internet according to the Institutional Investor and Greenwich Associates' annual surveys. Over Mr. Ji's career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a doctor of sciences degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China. He also serves as an independent director of 58.com.

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

Mr. Rongjie Dong has been the president of the technology department of Guangzhou Huaduo since October 2006 and is currently our executive vice president. Prior to joining us, he served as product manager and head of the technology department of 163.com from 2000 to 2006. Mr. Dong received his bachelor's degree in computer hardware from Beijing Information Engineering Institute (now known as Beijing Information Science and Technology University) in 1999.

Mr. Jin Cao has been the vice president of Guangzhou Duowan since 2008 and is currently our executive vice president. From June 2005 to October 2008, he served as the president of NeoTasks Inc. From January 2000 to February 2006, he served as the chief representative of FATWIRE Corp. From August 1995 to August 1997, he was a senior programmer for the China Aviation and Space Authority (CASA). He founded niba.com, an online video streaming company, in 2006. Mr. Cao received a bachelor's degree in industrial engineering from Tianjin University in 1995 and a master's degree in industrial engineering from University of Cincinnati in 1999.

Mr. Eric He has been our chief financial officer since August 2011. He currently also serves as an independent director of MOL Global, Inc. (NASDAQ: MOLG) and 51job (Nasdaq: JOBS). Prior to joining us, Mr. He served as the chief financial officer of Giant Interactive Group, Inc., an NYSE-listed company, from March 2007 to August 2011. He served as the chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, he served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. Mr. He received a bachelor's degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of RMB10.3 million (US$1.7 million) in cash, including salaries and bonuses, to our directors and executive officers. For details on the share incentive grants to our directors and officers, see "—Share Incentive Plans." For the fiscal year ended December 31, 2014, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by PRC laws in an aggregate amount of RMB0.3 million (US$0.1 million). We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2014.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2009 Scheme and the 2011 Plan. The purpose of these two share incentive plans is to attract and retain personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance. As of March 31, 2015, options to purchase 3,510,745 common shares, 20,184,033 restricted shares and 47,023,736 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan.

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

The following table summarizes, as of March 31, 2015, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rongjie Dong	*	0.004898	January 1, 2008	December 31, 2016
	*	0.005510	January 1, 2008	December 31, 2017
	*	0.006735	January 1, 2009	December 31, 2018
Other Individuals as a Group	10	—	January 1, 2008	December 31, 2015
	634,051	0.005510	January 1, 2008	December 31, 2017
	2,596,714	0.006735	January 1, 2009	December 31, 2018
Total	3,510,745

*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2015, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group.

Name	Restricted Shares Granted	Date of Grant
Jin Cao	*	February 1, 2010
Rongjie Dong	*	January 1, 2010
Other Individuals as a Group	9,331,238	January 1, 2010
	638,601	February 1, 2010
	5,303,940	July 1, 2010
	250,000	October 1, 2010
	4,234,520	January 1, 2011
Total	20,184,033

*	The aggregate number of common shares underlying the outstanding restricted shares held by each of these individuals is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2015, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group.

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant
David Xueling Li	*	April 30, 2013
	*	June 20, 2014
Jenny Hong Wei Lee	*	November 7, 2012
	*	June 16, 2014
Peter Andrew Schloss	*	November 7, 2012
	*	June 16, 2014
Peng T. Ong	*	November 7, 2012
	*	June 16, 2014
Richard Weidong Ji	*	May 23, 2013
	*	June 16, 2014
David Tang	*	May 23, 2013
	*	June 16, 2014
Eric He	*	September 16, 2011
	*	November 21, 2012
	*	April 30, 2013
Jin Cao	*	April 30, 2013
	*	July 19, 2013
Rongjie Dong	*	April 30, 2013
	*	July 19, 2013
	*	June 20, 2014
Other Individuals as a Group	2,381,820	September 16, 2011
	511,140	January 1, 2012
	2,697,389	March 31, 2012
	283,320	July 15, 2012
	4,938,510	September 1, 2012
	30,780	September 30, 2012
	514,220	March 31, 2013
	13,249	April 18, 2013
	15,019,920	April 30, 2013
	1,164,340	July 19, 2013
	19,420	October 1, 2013
	40,000	November 1, 2013
	228,940	February 1, 2014
	480,000	April 1, 2014
	150,000	April 30, 2014
	800,000	May 1, 2014
	35,000	June 16, 2014
	4,981,588	June 20, 2014
	1,135,400	October 30, 2014
	960,000	March 16, 2015
Total	47,023,736

*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

C. Board Practices

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers" for a description of the employment agreements we have entered into with our senior executive officers.

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2014:

Functions	Number of Employees
Management	23
Customer services and operations	825
Engineering and maintenance	122
Research and development	1,620
Sales and marketing	127
General and administration	172
Total	2,889

We had a total of 1,298, 1,751 and 2,889 employees as of December 31, 2012, 2013 and 2014, respectively.

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

E. Share Ownership

Class A Common Shares

As of March 31, 2015, we had 649,420,408 Class A common shares outstanding. In addition, as of March 31, 2015, we have granted, and have outstanding, options to purchase a total of 3,510,745 Class A common shares, 20,184,033 restricted shares and 47,023,736 restricted share units to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see "Item 6.B. Compensation of Directors and Executive Officers."

Class B Common Shares

As of March 31, 2015, we had 427,352,696 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2015, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 649,420,408 Class A common shares outstanding and 427,352,696 Class B common shares as of March 31, 2015.

	Class A Common Shares Beneficially Owned(1)		Class B Common Shares Beneficially Owned(2)		Total Common Shares Beneficially Owned		Total Voting Power(5)
	Number	%	Number	%	Number(3)	%(4)%
Directors and Executive Officers:*
Jun Lei(6)	-	-	192,741,483,	45.1	192,741,483	17.9	39.2
David Xueling Li(7)	17,052,875	2.6	175.241,483	41.0	192,294,358	17.8	35.9
Qin Liu(8)	40,164,320	6.2	-	-	40,164,320	3.7	0.8
Jenny Hong Wei Lee(9)	19,122,920	2.9	40,833,340	9.6	59,956,260	5.6	8.7
Peter Andrew Schloss	**	**	**	**	**	**	**
Peng T. Ong	**	**	**	**	**	**	**
Richard Weidong Ji	**	**	**	**	**	**	**
David Tang	**	**	**	**	**	**	**
Rongjie Dong(10)	10,119,985	1.6	1,575,000	0.4	11,694,985	1.1	0.5
Jin Cao	**	**	**	**	**	**	**
Eric He	**	**	**	**	**	**	**
All directors and executive officers as a group	99,029,080	15.2	410,868,516	96.2	509,897,596	47.2	85.4
Principal Shareholders:
Top Brand Holdings Limited(11)	-	-	192,741,483	45.1	192,741,483	17.9	39.2
YYME Limited(12)	16,000,000	2.5	175,241,483	41.0	191,241,483	17.8	35.9
Granite Global Ventures(13)	19,052,920	2.9	40,833,340	9.6	59,886,260	5.6	8.7

Notes:

*	Except for Mr. Jun Lei, Mr. Qin Liu, Ms. Jenny Hong Wei Lee, Mr. Peter Andrew Schloss, Mr. Peng T. Ong, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Rongjie Dong, the business address of our directors and executive officers is c/o Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou, 510655, PRC.

**	The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2015, by the sum of (i) 649,420,408, which is the total number of Class A common shares outstanding as of March 31, 2015, and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days of March 31, 2015.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 427,352,696, being the total number of Class B common shares outstanding as of March 31, 2015.

(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2015.

(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders' vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.

(6)	Representing 192,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The business address of Mr. Lei is Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC.

(7)	Representing (i) 16,000,000 Class A common shares represented by ADSs, (ii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li and (iii) 1,052,875 Class A common shares underlying the options and restricted shares granted to Mr. David Xueling Li that are to be vested in 60 days.

(8)	Representing 40,164,320 Class A common shares represented by ADSs held by Morningside China TMT Fund I, L.P. Mr. Qin Liu is a director of our company appointed by Morningside China TMT Fund I, L.P. The business address of Mr. Liu is No. 5, Lane 249, Anfu Road, Shanghai 200031, PRC.

(9)	Representing (i) 18,748,060 Class A common shares represented by ADSs and 40,179,740 Class B common shares held by Granite Global Ventures III L.P., (ii) 304,860 Class A common shares represented by ADSs and 653,600 Class B common shares held by GGV III Entrepreneurs Fund L.P. and (iii) 70,000 restricted share units granted to Ms. Jenny Hong Wei Lee that have been fully vested and to be vested within 60 days. The business address of Ms. Lee is Unit 3501-3504, Two IFC, 8 Century Avenue, Pudong District, Shanghai 200120, PRC.

(10)	Representing (i) 9,730,740 Class A common shares represented by ADSs held by Green Leaf Global Limited, (ii) 1,575,000 Class B common shares held by Green Leaf Global Limited and (iii) 389,245 Class A common shares underlying the options and restricted shares granted to Mr. Rongjie Dong that have been fully vested and to be vested within 60 days. The business address of Mr. Dong is 4th floor, Youhua Business Center, Yingbin North Road, Xiangzhou District, Zhuhai 519080, PRC.

(11)	Representing 192,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The business address of Top Brand Holdings Limited is c/o Jun Lei, Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC.

(12)	Representing (i) 16,000,000 Class A common shares represented by ADSs and (ii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li. The business address of YYME Limited is c/o David Xueling Li, Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou, 510655, PRC.

(13)	Representing (i) 18,748,060 Class A common shares represented by ADSs and 40,179,740 Class B common shares held by Granite Global Ventures III L.P. and (ii) 304,860 Class A common shares represented by ADSs and 653,600 Class B common shares held by GGV III Entrepreneurs Fund L.P. Each of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is controlled by Granite Global Ventures L.L.C., its sole general partner. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Fumin Zhuo and Jessie Jin are managing directors of Granite Global Ventures III L.L.C. and are deemed to share the voting and investment power over such shares held by Granite Global Ventures L.L.C. The business address of each of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025, USA.

As of March 31, 2015, 1,076,773,104 of our common shares were issued and outstanding, including 427,352,696 Class B common shares and 649,420,408 Class A common shares. Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2015, 40,833,340 Class B common shares and 649,420,408 Class A common shares (excluding shares being held in reserve by our depositary for the exercise/vesting of the share incentive awards we issue) representing approximately 64.1% of our total outstanding shares were held by three record holders in the United States; all of the 649,420,408 Class A common shares were held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Agreements" for a description of the employment agreements we have entered into with our senior executive officers.

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

Contractual Arrangements with Guangzhou Huaduo

In 2014, we received service fees of RMB363.1 million (US$58.5 million) from Guangzhou Huaduo. The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

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

Transactions with Affiliates

In July 2010, Guangzhou Huaduo entered into a loan agreement with Zhuhai Daren Computer Technology Co., Ltd., or Zhuhai Daren, and the shareholders of Zhuhai Daren, pursuant to which Guangzhou Huaduo agreed to provide interest-free loans of up to RMB2.0 million in the aggregate to Zhuhai Daren. The amount and timing of drawdown on the loan is at Zhuhai Daren's option. Guangzhou Huaduo holds 30% equity interest in Zhuhai Daren. Zhuhai Daren borrowed RMB1.5 million in 2010 from Guangzhou Huaduo and RMB0.5 million in 2011. As of December 31, 2013, Zhuhai Daren had repaid the loan in full.

Guangzhou Huaduo and Zhuhai Daren had entered into a series of cooperation agreements, under which Guangzhou Huaduo and Zhuhai Daren agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Daren. In the years ended December 31, 2012, 2013 and 2014, the aggregate online game revenues shared from Zhuhai Daren was RMB7.5 million, RMB24.5 million and RMB25.6 million (US$4.1 million), respectively.

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Shanghang Information Technical Co., Ltd., or Guangzhou Shanghang, entered into certain server co-location agreements, under which Guangzhou Shanghang provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Shanghang entered into two content delivery network acceleration service agreements, under which Guangzhou Shanghang provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Shanghang is 28% owned by Mr. Jun Lei, our co-founder and chairman, including approximately 7% beneficially owned by Mr. David Xueling Li, our chief executive officer and director. In the years ended December 31, 2012, 2013 and 2014, the bandwidth service that Guangzhou Huaduo received from Guangzhou Shanghang amounted to RMB11.8 million, RMB21.3 million and RMB42.5 million (US$6.8 million), respectively.

Kingsoft Corporation, or Kingsoft, through third party advertising agencies, has in the past placed advertisements on Duowan.com and YY Client, and we expect that Kingsoft may continue to do so in the future. We indirectly derived revenues through such third party advertising agencies from Kingsoft in each of the years ended December 31, 2012, 2013 and 2014 , which amounted to RMB6.0 million, RMB2.0 million and RMB0.4 million (US$0.1 million), respectively. In September 2013, Guangzhou Huaduo entered into series of intangible assets purchasing agreements with Kingsoft to acquire patent right and patent application right for certain software, with a total consideration of RMB6.0 million. Mr. Jun Lei, our co-founder and chairman, is currently chairman, non-executive director and minority shareholder of Kingsoft.

In January 2011, Guangzhou Huaduo entered into an agreement to invest RMB1.0 million in Zhuhai Qi Ao Yacht Club Co., Ltd., or Zhuhai Qi Ao, which was 100% owned by Mr. Lei. Zhuhai Qi Ao provides professional services and facilities for yacht owners in China. In 2012, we disposed of our 10.0% equity interest in Zhuhai Qi Ao in exchange for a payment of RMB1.0 million from Mr. Lei.

In February 2011, Guangzhou Huaduo entered into an agreement to invest RMB2.5 million in Zhuhai JinShan Kuaikuai Technology Co., Ltd., or JinShan Kuaikuai, which was 100% indirectly owned by Kingsoft. Upon such investment, we own 20.8% of JinShan KuaiKuai while Kingsoft indirectly owns 62.5% of JinShan KuaiKuai, with the remaining 16.7% equity interest owned by a third party. JinShan Kuai Kuai provides online game technological research services in China.

In 2011 and 2012, Guangzhou Huaduo entered into series of loan agreements with Zhuhai Lequ Technology Co., Ltd., or Zhuhai Lequ, pursuant to which Guangzhou Huaduo provided interest-free loans to Zhuhai Lequ by RMB0.3 million and RMB1.2 million in 2011 and 2012, respectively. Repayment of RMB0.5 million and RMB1.0 million (US$0.2 million) had been made in 2012 and 2013, respectively. In March 2012 and 2013, Beijing Tuda invested RMB1.0 million and RMB1.0 million (US$0.2 million) respectively, and then held a 86.96% equity interest in total in, Zhuhai Lequ. We had reduced our equity holding in Zhuhai Lequ to 13.33% by transferring 73.63% of equity interest we held to its founders as of December 31, 2013. We had further reduced our equity holding in Zhuhai Lequ to 10.57% by the disposal of 2.76% of the equity interest to Chengdu Xishanju Entertainment Technology Co., Ltd., a subsidiary of Kingsoft, for a cash consideration of RMB1.6 million (US$0.3 million) in September, 2014. In 2013, Guangzhou Huaduo and Zhuhai Lequ entered into a cooperation agreement, under which Guangzhou Huaduo and Zhuhai Lequ agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Lequ and the aggregate online game revenues shared from Zhuhai Lequ was RMB5.1 million and RMB2.6 million (US$0.4 million) in 2013 and 2014, respectively.

In July 2012, we sold our equity interest in Shenzhen Yingpeng Information Technology Co., Ltd. to Xiaomi Corporation for a cash consideration of RMB2.0 million. In 2013, Zhuhai Duowan and Xiaomi Corporation, entered into certain advertising arrangements where Xiaomi Corporation placed its advertisements on Duowan.com and YY Client in different formats over a particular period of time. We directly derived revenues from Xiaomi Corporation of RMB1.2 million in 2013 and nil in 2014, respectively. Mr. Lei Jun, our co-founder and chairman, is currently the chairman of Xiaomi Corporation.

In November 2013 and March 2014, Guangzhou Huaduo invested RMB7.0 million and RMB15.0 million (US$2.4 million) respectively, in Guangzhou Kuyou Information Technology Co., Ltd., or Guangzhou Kuyou. Guangzhou Huaduo currently holds a 20% equity interest in Guangzhou Kuyou. In 2014, Guangzhou Huaduo and Guangzhou Kuyou entered into a series of cooperation agreements, under which Guangzhou Huaduo and Guangzhou Kuyou agreed to cooperate with respect to the exclusive operation of certain online games developed by Guangzhou Kuyou. The aggregate online game revenues shared from Guangzhou Kuyou was RMB37.0 million (US$6.0 million) in 2014 and the purchase of operating rights for licenced games was RMB6.8 million (US$1.1 million).

In September 2014, Guangzhou Huaduo invested RMB6.0 million in Shenzhen Qingdou Network Technology Co., Ltd., or Shenzhen Qingdou. Guangzhou Huaduo holds 12% equity interest in Shenzhen Qingdou with significant influence over its management and operating policies. Shenzhen Qingdou borrowed RMB1.0 million (US$0.2 million) in 2014 from Guangzhou Huaduo. As of December 31, 2014, Shenzhen Qingdou had repaid the loan in full.

In September 2014, Guangzhou Huaduo invested RMB3.0 million in Guangzhou Muyou Network Technology Co., Ltd., or Guangzhou Muyou. Guangzhou Huaduo holds 15% equity interest in Guangzhou Muyou with significant influence over its management and operating policies. Guangzhou Muyou borrowed RMB0.5 million (US$0.1 million) in 2014 from Guangzhou Huaduo, and had repaid the loan in full as of December 31, 2014.

In October 2014, we entered into an agreement to inject our free voice-over IP service, Weihui, into Bigo Technology Pte. Limited, or Bigo, a company set up and controlled by our chief executive officer, Mr. David Xueling Li. Following two independent third-party valuation assessments and a capital injection from other investors of Bigo, including Mr. Li, we retained a 27.8% ownership stake in Bigo. We had paid daily operating expenses of RMB61.0 million (US$9.8 million) on behalf of Bigo in November and December. Bigo had repaid the amount in full as of the report date.

In December 2013, we made a minority interest investment in Agora, Inc., a company founded by Mr. Tony Bin Zhao, who had served as our director and chairman of our technology committee from December 2009 to March 2015.

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

See Note 25 to our financial statements for further information about our related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

Legal Proceedings

We have initiated a lawsuit against Beijing Wonderad Advertisement Co., Ltd., one of our advertisement agents, in Guangzhou in February 2014, claiming for the unpaid advertisement fee and liquidated damages for late payment in the aggregate amount around RMB84 million, which has come to the enforcement procedure. Also, Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in December 2014, claiming the infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in the amount of RMB100 million. Although we believe that the claim is unjustified and commercially motivated, if the outcome of the proceeding is unfavourable to us, we may suffer considerable damage to our financial position and reputation. In addition, we have initiated a lawsuit against Guangzhou Douyu Network Technology Co., Ltd., in Guangzhou in February 2015, claiming for the copyright infringement and unfair competition in an amount of RMB20 million. Apart from the aforesaid lawsuits, we are not currently a party to any pending material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

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

ITEM 9.          THE OFFER AND LISTING

A. Offering and Listing Details

See "—C. Markets" and "Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares." We have a dual-class common share structure in which Class A common shares have different voting rights from Class B common shares. Class B common shares are each entitled to ten votes, whereas Class A common shares are each entitled to one vote. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial."

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing twenty Class A common shares, have been listed on the Nasdaq Global Market since November 21, 2012 and trade under the symbol "YY". The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
Fiscal Year 2012 (from November 21, 2012)	15.27	10.50
Fiscal Year 2013	56.75	13.06
Fiscal Year 2014	96.39	50.00
Quarterly Highs and Lows
First Fiscal Quarter of 2013	20.89	13.06
Second Fiscal Quarter of 2013	30.95	15.52
Third Fiscal Quarter of 2013	51.38	27.10
Fourth Fiscal Quarter of 2013	56.75	41.28
First Fiscal Quarter of 2014	90.93	50.00
Second Fiscal Quarter of 2014	82.54	51.08
Third Fiscal Quarter of 2014	96.39	67.50
Fourth Fiscal Quarter of 2014	86.00	60.18
Monthly Highs and Lows
October 2014	84.00	67.10
November 2014	86.00	71.50
December 2014	76.34	60.18
January 2015	73.04	62.49
February 2015	72.36	51.53
March 2015	61.12	50.52
April 2015 (through April 20, 2015)	66.00	54.16

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

Share Repurchases

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq Global Market, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

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

D. Exchange Controls

See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution."

E. Taxation

Cayman Islands Taxation

See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discussion of Selected Statements of Operations Items—Taxation—Cayman Islands."

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

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. holder (as defined below) that holds our ADSs or common shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks and other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, real estate investment trusts, regulated investment companies, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations, Medicare tax, the alternative minimum tax or any non-income tax (such as the United States federal estate or gift tax) considerations. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

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

It is generally expected that a holder of ADSs should be treated, for United States federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Predicated upon such treatment, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

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

Assuming that we own Guangzhou Huaduo and Beijing Tuda for United States federal income tax purposes, although we do not believe that we were classified as a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2014, there is a risk that we will become a PFIC for our current taxable year ending December 31, 2015 and future taxable years because of our significant cash balances and because the value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

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

Information Reporting

U.S. holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

An individual U.S. holder and certain entities may be required to submit to the United States Internal Revenue Service certain information with respect to his or her beneficial ownership of the ADSs or common shares, if such ADSs or common shares are not held on his or her behalf by a U.S. financial institution. This law also imposes penalties if an individual U.S. holder is required to submit such information to the United States Internal Revenue Service and fails to do so in a timely manner. Each U.S. holder is urged to consult its tax advisor as to any such reporting requirements.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$5.9 million in our interest income for the year ended December 31, 2014.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2014, we have US$0.5 million payable to us from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

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

For the period from the effective date to December 31, 2014, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2014, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2014 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2013	2014
	(in RMB thousands)
Audit fees(1)	9,304	10,634

(1)	"Audit fees" means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly review of our consolidated financial statement. For 2013 and 2014, the audit refers to the audit of our annual consolidated financial statements and our internal controls over financial reporting. The "Audit fees" also includes fees billed for service provided by our independent registered public accounting firm in connection with convertible bonds offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees for the year ended December 31, 2014.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 4, 2014, our board of directors approved a share repurchase plan, or the Repurchase Plan. Under the terms of the Repurchase Program, we may repurchase up to US$100 million worth of our outstanding ADSs from time to time, for a period not to exceed twelve (12) months. The repurchases, funded from our existing cash balance, may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades, depending on market conditions, the trading price of our ADSs and other factors, in compliance with relevant United States securities rules and regulations and our securities trading policy, in a manner that is consistent with the interest of our shareholders.

On March 5, 2015, our board of directors approved another share repurchase plan, or the 2015 Repurchase Plan. Under the terms of the 2015 Repurchase Plan, we may repurchase up to US$100 million worth of its outstanding ADSs from time to time for a period not to exceed twelve (12) months. The repurchases may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades. The timing and extent of any repurchases will depend on market conditions, the trading price of our ADSs and other factors. The plan will be implemented in compliance with relevant United States securities rules and regulations and our securities trading policy, in a manner that is consistent with the interests of our shareholders. Our board of directors will review the share repurchase program periodically and may authorize the adjustment of its terms and size accordingly. We expect to fund the repurchases made under this program from our existing cash balance.

Neither we nor our affiliated purchasers made any share repurchases during the year ended December 31, 2014.

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

ITEM 18.      FINANCIAL STATEMENTS

The consolidated financial statements of YY Inc. are included at the end of this annual report.

ITEM 19.      EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.1	Registrant's Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.2	Registrant's Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.4	Investors' Rights Agreement dated September 6, 2011 among the Registrant and other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.6	Share Exchange Agreement dated September 6, 2011, relating to Duowan Entertainment Corp. (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.1	2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.2	2011 Share Incentive Plan and Amendment No. 1 to the 2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.3	Form of Indemnification Agreement with the Registrant's directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.5	English translation of Exclusive Business Cooperation Agreement dated August 12, 2008 between Huanju Shidai (formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd.) and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.6	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.7	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.8	English translation of Exclusive Technology Support and Technology Services Agreement dated August 12, 2008 between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.9	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.10	English translation of Confirmation letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.11	English translation of Powers of Attorney dated September 16, 2011 issued to Huanju Shidai by each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.12	English translation of Exclusive Option Agreements dated September 16, 2011 among Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.13	English translation of Equity Interest Pledge Agreements dated September 16, 2011 between Huanju Shidai and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.14	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.15	English translation of Exclusive Business Cooperation Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.16	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.17	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.18	English translation of Exclusive Technology Support and Technology Services Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.19	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.20	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.21	English translation of Powers of Attorney dated May 27, 2011 issued to Huanju Shidai by each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.22	English translation of Exclusive Option Agreements dated May 27, 2011 among Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.23	English translation of Equity Interest Pledge Agreements dated July 1, 2011 between Huanju Shidai and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.24	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.25*	Indenture, dated March 24, 2014, constituting US$400 million 2.25% Convertible Senior Notes due 2019

4.26*	English summary of Panyu Land Purchase Agreement, dated August 7, 2014, by and among Guangzhou Huanju Shidai Information Technology Co., Ltd. and Guangzhou Panyu Information Technology Investent Development Co., Ltd.

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Fangda Partners

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2015

YY INC.

By:

/s/ David Xueling Li
Name: David Xueling Li
Title: Director and Chief Executive Officer

YY INC.

F - 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YY Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ (deficits) equity and of cash flows, present fairly, in all material respects, the financial position of YY Inc. (the “Company”) and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on Internal Control over Financial Report appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 21, 2015

F - 2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2014

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2013	2014	2014
		RMB	RMB	US$
				(Note 2(e))
Assets
Current assets
Cash and cash equivalents	5	729,598	475,028	76,561
Short-term deposits	6	1,432,863	4,214,576	679,266
Restricted short-term deposits	7	-	100,000	16,117
Accounts receivable, net	8	100,101	257,436	41,491
Inventory		-	1,445	233
Amounts due from related parties	25	73	61,073	9,843
Prepayments and other current assets	9	67,533	204,139	32,901
Deferred tax assets	20	66,921	111,436	17,960

Total current assets		2,397,089	5,425,133	874,372

Non-current assets
Deferred tax assets	20	625	1,392	224
Investments	10	62,029	186,654	30,083
Property and equipment, net	11	102,636	234,228	37,751
Intangible assets, net	12	29,127	154,034	24,826
Goodwill	13	1,577	300,382	48,413
Other non-current assets	14	4,864	560,971	90,412

Total non-current assets		200,858	1,437,661	231,709
Total assets		2,597,947	6,862,794	1,106,081

Liabilities and shareholders’ equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of RMB55,818 and RMB101,160 as of December 31, 2013 and 2014, respectively)		56,391	101,525	16,363
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB292,380 and RMB 354,987 as of December 31, 2013 and 2014, respectively)	15	293,866	356,150	57,401
Advances from customers (including advances from customers of the consolidated variable interest entity without recourse to the Company of RMB10,656 and RMB 25,897 as of December 31, 2013 and 2014, respectively)		19,549	34,127	5,500
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of RMB47,974 and RMB65,162 as of December 31, 2013 and 2014, respectively)		78,107	89,161	14,370
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entity without recourse to the Company of RMB197,851 and RMB357,464 as of December 31, 2013 and 2014, respectively)	16	250,760	478,703	77,153
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of RMB2,640 and RMB30,892 as of December 31, 2013 and 2014, respectively)	25	2,640	30,892	4,979

Total current liabilities		701,313	1,090,558	175,766

Non-current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2013 and 2014, respectively)	17	-	2,447,980	394,543
Long-term payable (including long-term payable of the consolidated variable interest entity without recourse to the Company of nil and RMB183,000 as of December 31, 2013 and 2014, respectively)	4	-	183,000	29,494
Deferred revenue(including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB8,457 and RMB24,383 as of December 31, 2013 and 2014, respectively)	15	9,425	24,383	3,930
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entity without recourse to the Company of nil and RMB26,709 as of December 31, 2013 and 2014, respectively)	20	-	26,709	4,305

Total non-current liabilities		9,425	2,682,072	432,272
Total liabilities		710,738	3,772,630	608,038

Commitments and contingencies	27

F - 3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2014 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2013	2014	2014
		RMB	RMB	US$
				(Note 2(e))

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 622,658,738 shares issued and outstanding as of December 31, 2013 and 706,173,568 shares issued and outstanding as of December 31, 2014)	21	38	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 485,831,386 shares issued and outstanding as of December 31, 2013 and 427,352,696 shares issued and outstanding as of December 31, 2014)	21	34	30	5
Additional paid-in capital		2,765,614	2,900,458	467,469
Statutory reserves	2(dd)	40,657	56,469	9,101
(Accumulated deficits) Retained earnings		(874,697)	173,963	28,038
Accumulated other comprehensive loss		(44,437)	(40,799)	(6,577)

Total shareholders’ equity		1,887,209	3,090,164	498,043

Total liabilities and shareholders’ equity		2,597,947	6,862,794	1,106,081

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
					(Note2(e))
Net revenues
Internet value-added service
—Online music and entertainment		286,446	852,885	2,109,503	339,990
—Online games		332,287	602,111	811,699	130,822
—Others		83,655	205,212	609,823	98,286
Online advertising		117,643	163,260	147,343	23,747

Total net revenues		820,031	1,823,468	3,678,368	592,845

Cost of revenues (1)	18	(416,133)	(881,999)	(1,849,149)	(298,029)

Gross profit		403,898	941,469	1,829,219	294,816

Operating expenses (1)
Research and development expenses		(176,725)	(267,005)	(431,188)	(69,495)
Sales and marketing expenses		(16,954)	(24,955)	(102,527)	(16,524)
General and administrative expenses		(109,788)	(200,554)	(223,019)	(35,944)

Total operating expenses		(303,467)	(492,514)	(756,734)	(121,963)

Other income	19	2,465	27,078	6,319	1,018

Operating income		102,896	476,033	1,078,804	173,871

Gain on disposal of an equity investment		651	-	999	161
Gain on disposal of a cost investment		2,351	-	-	-
Foreign currency exchange (losses) gains, net		(4,153)	29,555	(10,399)	(1,676)
Interest expense	17	-	-	(56,607)	(9,123)
Interest income		16,316	60,221	164,969	26,588
Other non-operating income	10	-	-	36,714	5,917

Income before income tax expenses		118,061	565,809	1,214,480	195,738

Income tax expenses	20	(29,041)	(89,951)	(154,283)	(24,866)

Income before share of income in equity method investments, net of income taxes		89,020	475,858	1,060,197	170,872

Share of income in equity method investments, net of income taxes		157	1,869	4,275	689

Net income attributable to YY Inc.		89,177	477,727	1,064,472	171,561

Decretion to convertible redeemable preferred shares redemption value	22	1,293,875	-	-	-
Allocation of net income to participating preferred shareholders	22	(478,754)	-	-	-

Net income attributable to common shareholders		904,298	477,727	1,064,472	171,561

Net income		89,177	477,727	1,064,472	171,561
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax		(1,204)	(31,014)	3,638	586

Comprehensive income attributable to YY Inc.		87,973	446,713	1,068,110	172,147

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
					(Note2(e))
Net income per ADS*
—Basic	24	29.91	8.51	18.46	2.98
—Diluted	24	1.80	8.09	17.76	2.86
Weighted average number of ADS used in calculating net income per ADS
—Basic	24	30,235,191	56,123,784	57,657,035	57,657,035
—Diluted	24	49,623,442	59,056,065	59,927,174	59,927,174

Net income per common share*
—Basic	24	1.50	0.43	0.92	0.15
—Diluted	24	0.09	0.40	0.89	0.14
Weighted average number of common shares used in calculating net income per common share
—Basic	24	604,703,810	1,122,475,688	1,153,140,699	1,153,140,699
—Diluted	24	992,468,836	1,181,121,297	1,198,543,473	1,198,543,473

*	Each ADS represents 20 Class A common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
					(Note2(e))

Cost of revenues		8,407	9,860	18,037	2,907
Research and development expenses		35,441	39,587	54,141	8,726
Sales and marketing expenses		884	1,318	2,807	452
General and administrative expenses		55,619	66,331	59,647	9,613

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS) EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional		Accumulated other	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Accumulated deficits	comprehensive loss	shareholders’ (deficits) equity
		Note 21	RMB	Note 21	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2011		-	-	543,340,914	37	584,093	(2,433,604)	(12,219)	(1,861,693)
Issuance of common shares	21	179,400,000	11	-	-	515,709	-	-	515,720
Issuance of common shares for vested restricted shares	21	-	-	5,068,000	-	-	-	-	-
Share-based compensation—share options	23	-	-	-	-	(89)	-	-	(89)
Share based compensation—restricted shares	23	-	-	-	-	36,371	-	-	36,371
Share-based compensation—restricted share units	23	-	-	-	-	54,445	-	-	54,445
Share-based compensation—restricted shares to the CEO and Chairman	23	-	-	-	-	9,624	-	-	9,624
Transferred from Series A convertible redeemable preferred shares upon the completion of the initial public offering	22	-	-	136,100,930	9	449,487	-	-	449,496
Transferred from Series B convertible redeemable preferred shares upon the completion of the initial public offering	22	-	-	102,073,860	6	337,110	-	-	337,116
Transferred from Series C convertible redeemable preferred shares upon the completion of the initial public offering	22	-	-	121,249,520	8	400,439	-	-	400,447
Decretion of Series A convertible redeemable preferred shares to redemption value	22	-	-	-	-	125,813	359,704	-	485,517
Decretion of Series B convertible redeemable preferred shares to redemption value	22	-	-	-	-	64,102	302,683	-	366,785
Decretion of Series C convertible redeemable preferred shares to redemption value	22	-	-	-	-	71,300	370,273	-	441,573
Components of comprehensive income								-
Net income		-	-	-	-	-	89,177	-	89,177
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	(1,204)	(1,204)

Balance as of December 31, 2012		179,400,000	11	907,833,224	60	2,648,404	(1,311,767)	(13,423)	1,323,285

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS) EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional			Accumulated other	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Accumulated deficits	comprehensive loss	shareholders’ equity
		Note 21	RMB	Note 21	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2012		179,400,000	11	907,833,224	60	2,648,404	-	(1,311,767)	(13,423)	1,323,285
Issuance of common shares for exercised share options	21	4,648,420	-	-	-	115	-	-	-	115
Issuance of common shares for vested restricted shares and restricted share units	21	16,608,480	1	-	-	(1)	-	-	-	-
Class B common shares converted to Class A common shares	21	422,001,838	26	(422,001,838)	(26)	-	-	-	-	-
Share based compensation- share options	23	-	-	-	-	14,004	-	-	-	14,004
Share-based compensation- restricted shares	23	-	-	-	-	7,300	-	-	-	7,300
Share based compensation- restricted share units	23	-	-	-	-	95,792	-	-	-	95,792
Appropriations to statutory reserves	2(dd)	-	-	-	-	-	40,657	(40,657)	-	-
Components of comprehensive income
Net income		-	-	-	-	-	-	477,727	-	477,727
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	(31,014)	(31,014)

Balance as of December 31, 2013		622,658,738	38	485,831,386	34	2,765,614	40,657	(874,697)	(44,437)	1,887,209

F - 8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS) EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional		(Accumulated deficits)	Accumulated other	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	shareholders’ equity
		Note 21	RMB	Note 21	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2013		622,658,738	38	485,831,386	34	2,765,614	40,657	(874,697)	(44,437)	1,887,209
Issuance of common shares for exercised share options	21	5,841,660	-	-	-	213	-	-	-	213
Issuance of common shares for vested restricted shares and restricted share units	21	19,194,480	1	-	-	(1)	-	-	-	-
Class B common shares converted to Class A common shares	21	58,478,690	4	(58,478,690)	(4)	-	-	-	-	-
Share-based compensation- restricted shares	23	-	-	-	-	3,771	-	-	-	3,771
Share based compensation- restricted share units	23	-	-	-	-	130,718	-	-	-	130,718
Share-based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	23	-	-	-	-	143	-	-	-	143
Appropriation to statutory reserves	2(dd)	-	-	-	-	-	15,812	(15,812)	-	-
Components of comprehensive income
Net income		-	-	-	-	-	-	1,064,472	-	1,064,472
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	3,638	3,638

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(All amounts in thousands)

		For the year ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from operating activities
Net income		89,177	477,727	1,064,472	171,561
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	11	29,074	44,963	68,035	10,965
Amortization of acquired intangible assets	12	3,369	4,707	12,598	2,030
Allowance for doubtful accounts		6,884	31,987	28,120	4,532
Loss on disposal of property and equipment		7	1	61	10
Impairment of an equity investment		-	899	-	-
Impairment of a cost investment		453	-	4,000	645
Impairment of intangible assets		550	-	5,697	918
Share-based compensation	23	100,351	117,096	134,632	21,698
Share of income in equity method investments		(157)	(1,869)	(4,275)	(689)
Gain on disposal of an equity investment		(651)	-	(999)	(161)
Gain on disposal of a cost investment		(2,351)	-	-	-
Deferred income taxes, net	20	(19,316)	(35,414)	(45,751)	(7,374)
Foreign exchange losses (gains), net		4,153	(29,555)	10,399	1,676
Other non-operating income	10	-	-	(36,714)	(5,917)
Changes in operating assets and liabilities, net
Accounts receivable		(77,478)	(14,472)	(183,527)	(29,579)
Prepayments and other assets		(11,968)	(46,624)	(90,924)	(14,654)
Amounts due from related parties	25	(73)	-	-	-
Amounts due to related parties	25	1,734	36	28,252	4,553
Accounts payable		7,214	26,342	23,166	3,734
Deferred revenue		125,541	136,945	54,343	8,759
Advances from customers		5,062	12,034	14,578	2,350
Income tax payable		31,129	30,106	11,054	1,782
Accrued liabilities and other current liabilities		64,148	136,264	204,134	32,901

Net cash provided by operating activities		356,852	891,173	1,301,351	209,740

Cash flows from investing activities
Placements of short-term deposits		(1,040,302)	(1,529,090)	(5,343,934)	(861,286)
Maturities of short-term deposits		615,259	995,996	2,550,059	410,995
Placement of restricted short-term deposits		-	-	(155,000)	(24,981)
Maturities of restricted short-term deposits		-	-	55,000	8,864
Purchase of property and equipment		(60,881)	(55,606)	(178,470)	(28,764)
Purchase of intangible assets		(1,920)	(14,631)	(21,757)	(3,507)
Purchase of other non-current assets		-	-	(510,341)	(82,252)
Cash paid for equity investments	25	(1,000)	(11,000)	(15,000)	(2,418)
Cash paid for cost investments		-	(47,110)	(73,402)	(11,830)
Cash received from disposal of a cost investment		1,000	3,000	-	-
Cash received from disposal of an equity investment		2,000	-	1,563	252
Cash paid for business acquisition, net of cash acquired		(11,722)	-	(170,950)	(27,552)
Payment on behalf of a related party	25	-	-	(61,000)	(9,831)
Loans to related parties	25	(1,200)	-	(1,500)	(242)
Repayment of loans from related parties	25	2,500	1,000	1,500	242
Loans to employees and third parties		(2,930)	(3,770)	(35,512)	(5,723)
Repayment of loans from employees and third parties		660	1,560	4,531	730
Proceeds from disposal of property and equipment		32	48	158	25

Net cash used in investing activities		(498,504)	(659,603)	(3,954,055)	(637,278)

Cash flows from financing activities
Proceeds from exercise of vested share options		-	115	213	34
Proceeds from initial public offering (net of underwriters’ commissions of US$6,593)	21	550,555	-	-	-
Payments of listing expenses	21	(27,815)	(5,802)	-	-
Proceeds from issuance of convertible bonds, net of issuance costs	17	-	-	2,402,549	387,221

Net cash provided by (used in) financing activities		522,740	(5,687)	2,402,762	387,255

Net increase (decrease) in cash and cash equivalents		381,088	225,883	(249,942)	(40,283)
Cash and cash equivalents at the beginning of the year		128,891	504,702	729,598	117,590
Effect of exchange rate changes on cash and cash equivalents		(5,277)	(987)	(4,628)	(746)

Cash and cash equivalents at the end of the year		504,702	729,598	475,028	76,561

F - 10

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

(All amounts in thousands)

		For the year ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$
					(Note2(e))
Supplemental disclosure of cash flows information:
—Acquisition of property and equipment in form of accounts payable		5,911	7,653	25,514	4,112
—Income taxes paid		(17,228)	(95,259)	(188,979)	(30,458)

The accompanying notes are an integral part of these consolidated financial statements.

F - 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a)	Principal activities

YY Inc. (the “Company”), through its subsidiaries, its variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively, the “Group”) is principally engaged in operating an online social platform in the People’s Republic of China (the “PRC” or “China”) through its platform, YY Client and through its website YY.com and Duowan.com.

(b)	Reorganization

The Company was incorporated in the Cayman Islands on July 22, 2011.

The Group began its operations in the PRC in April 2005 through its PRC domestic company, Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”), which was directly owned by Mr. David Xueling Li (the “Founder” or the “CEO”) and Mr. Jun Lei (the “Co-founder” or the “Chairman”). Guangzhou Huaduo holds the necessary licenses and approvals to operate internet-related businesses in the PRC.

For the period between July 2006 and April 2007, the Group undertook a reorganization (the “First Reorganization”) and established Duowan Limited (“Duowan Limited”), an investment holding company under the laws of the British Virgin Islands (the “BVI”), Duowan (Hong Kong) Limited (“Duowan (Hong Kong)”), a Hong Kong incorporated company wholly owned by Duowan Limited, and Guangzhou Duowan Information Technology Co., Ltd. (“Guangzhou Duowan”), a wholly-owned foreign enterprise (“WOFE”) in the PRC owned by Duowan (Hong Kong) (collectively “Duowan Limited Group Structure”). The First Reorganization was necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide internet content services in the PRC where licenses are required.

By entering into a series of agreements among the Founder, the Co-founder, Guangzhou Huaduo, and Guangzhou Duowan (collectively, “First VIE agreements”), Guangzhou Huaduo became a VIE of Guangzhou Duowan. Guangzhou Duowan became the primary beneficiary of Guangzhou Huaduo.

In November 2007, Duowan Entertainment Corporation (“Duowan BVI”) was incorporated in the BVI. In March 2008, Duowan BVI established Duowan Entertainment Information Technology (Beijing) Co., Ltd. (“Duowan Entertainment”), as a WOFE in the PRC and a wholly-owned subsidiary of Duowan BVI. The Group undertook a second reorganization (the “Second Reorganization”) whereby the First VIE agreements among the Founder, the Co-founder, Guangzhou Huaduo and Guangzhou Duowan were terminated and a new series of VIE agreements (collectively, “Second VIE agreements”) were signed among the Founder, the Co-founder, Guangzhou Huaduo and Duowan Entertainment, through which Duowan Entertainment became the primary beneficiary and exercised effective control over the operations of Guangzhou Huaduo. Duowan BVI became the then holding company of the Group.

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

F - 12

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

In December 2010, Duowan BVI established Zhuhai Duowan Technology Co., Ltd. (“Zhuhai Duowan Technology”), which is directly 100% owned by Duowan BVI.

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

In May 2012, Duowan Entertainment was renamed as Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai”).

In September 2012, Zhuhai Duowan Technology was renamed as Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”).

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

F - 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Subsidiaries, VIEs and VIE’s subsidiaries

The details of the subsidiaries, VIEs and VIE’s subsidiaries as of December 31, 2014 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Subsidiaries

Duowan Entertainment Corporation (“Duowan BVI”)	BVI	November 6, 2007	100%	Investment holding

NeoTasks Inc. (“NeoTasks”)	Cayman Islands	April 26, 2006	100%	Investment holding

NeoTasks Limited	Hong Kong	June 16, 2005	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding

Zhuhai Duowan Information Technology Co., Ltd. (“Zhuhai Duowan” or “Guangzhou Duowan”)	PRC	April 9, 2007	100%	Online advertising and software development

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Zhuhai Huanju Shidai Information Technology Co., Ltd. (“Zhuhai Huanju Shidai”)	PRC	November 14, 2013	100%	Software development

Variable Interest Entities (“VIEs”)

Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Beijing Tuda Science and Technology Co., Ltd. (“Beijing Tuda”)	PRC	June 2, 2005	100%	Holder of internet content provider licenses

VIE’s subsidiaries

Guangzhou Juhui Information Technology Co., Ltd.	PRC	October 24, 2013	100%	Software development

Guangzhou Huanju Media Co., Ltd. (“Guangzhou Huanju Media”)	PRC	April 1, 2014	100%	Artists management

Guangzhou Zhuque Information Technology Co., Ltd. (“Zhuque”)	PRC	September 18, 2014	100%	Online games development

Zhengrenqiang and His Partners Education Technology (Beijing) Co., Ltd. (“Zhengrenqiang”)	PRC	December 2, 2014	100%	Online education

Beijing DuBooker Culture Communication Co., Ltd. (“DuBooker")	PRC	December 2, 2014	100%	Publishing of teaching materials

Beijing Huanqiu Xingxue Technology Development Co., Ltd. (“Xingxue”)	PRC	December 23, 2014	100%	Online education

Beijing Huanqiu Chuangzhi Software Co., Ltd. (“Chuangzhi”)	PRC	December 23, 2014	100%	Software development

F - 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts substantially all its operations through Guangzhou Huaduo and Beijing Tuda, which holds the internet value-added service license and approvals to provide such internet services in the PRC. Beijing Huanju Shidai entered into a series of contractual agreements among Beijing Huanju Shidai, Guangzhou Huaduo and their legal shareholders. Beijing Huanju Shidai also entered into a series of contractual agreements among Beijing Huanju Shidai, Beijing Tuda, and Beijing Tuda’s legal shareholders.

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

F - 15

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

F - 16

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

F - 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities (continued)

As of December 31, 2014, the total assets of the consolidated VIEs and VIE’s subsidiaries were RMB2,651,352, mainly comprising cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, prepayments and other current assets, investments, property and equipment, intangible assets, goodwill and deferred tax assets. As of December 31, 2014, the total liabilities of the consolidated VIEs and VIE’s subsidiaries were RMB1,169,654, mainly comprising accounts payable, deferred revenue, accrued liabilities and other current liabilities, income taxes payable and long-term payable.

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the consolidated VIEs and VIE’s subsidiaries that can be used only to settle obligations of the consolidated VIEs and VIE’s subsidiaries, except for registered capital and PRC statutory reserves of the VIEs and VIE’s subsidiaries amounting to RMB292,827 as of December 31, 2014. As the consolidated VIEs and VIE’s subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs and VIE’s subsidiaries.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC internet value-added services business through the VIEs, the Company will, if needed, provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the US GAAP to reflect the financial position and results of operations of the Group.

F - 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, and its VIEs and VIE’s subsidiaries for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs and VIE’s subsidiaries have been eliminated upon consolidation.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing Huanju Shidai and ultimately the Company hold all the variable interests of the VIEs and VIE’s subsidiaries and has been determined to be the primary beneficiary of the VIEs and VIE’s subsidiaries.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that lives of the game and lives of the user relationship related to online games revenue, assessment of whether the Group acts as a principal or an agent in different revenue streams, classification of perpetual items versus consumable items under item-based model, the determination of estimated selling prices of multiple element revenue contracts, sales rebate to advertising agencies, income taxes, allowances for doubtful accounts, determination of share-based compensation expenses, impairment assessment of goodwill, long-lived assets and intangible assets, tax considerations for earnings retained in the Group’s VIEs, fair value determination related to the accounting for business combinations, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, and Hong Kong is United States dollar (“US$”), while the functional currency of the other entities, VIEs and VIE’s subsidiaries in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of operations and comprehensive income.

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

F - 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2046 on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Fair value of financial instruments

US GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—other inputs that are directly or indirectly observable in the marketplace.

Level 3—unobservable inputs which are supported by little or no market activity.

The carrying values of cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, other receivables, amounts due from (to) related parties, accounts payable, and other payables approximate their fair values because of their generally short maturities, and the carrying value of convertible bonds also approximates their fair value, as they bear interest at rates determined based on prevailing interest rates in the market.

The fair value of the contingent consideration recognized on the acquisition date was measured using unobservable input (level 3). Trinomial tree model was applied in determining the fair value of the contingent consideration. Under this model, the Group performs a scenario analysis and calculates the fair value of the contingent consideration based on the net present value of the total contingent payments under each scenario and the expected probability of each scenario. Contingent consideration is remeasured at fair value at each reporting date since initial recognition.

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

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

F - 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(j)	Equity investment

The equity investment is comprised of investments in privately-held companies. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information. The fair value determination, particularly for investment in privately-held companies, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

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

	Estimated useful lives	Residual rate
Servers, computers and equipment	3 years	0%-5%
Furniture, fixture and office equipment	5 years	0%-5%
Motor vehicles	4 years	5%
Leasehold improvement	Shorter of lease term or 5 years	-

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

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

F - 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(n)	Intangible assets, net

Intangible assets mainly consist of brand names, domain names and software. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Estimated useful lives

Software	3 -5 years
Technology	5 years
Domain names	15 years
Operating rights for licensed games	Shorter of the economic life or license period of relevant online game
Brand names	1-15 years

(o)	Impairment of long-lived assets

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

No goodwill impairment losses were recognized for the years ended December 31, 2012, 2013 and 2014.

F - 22

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

(s)	Convertible bonds

The Group determines the appropriate accounting treatment of its convertible bonds in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date.

(t)	Revenue recognition

The Group generates revenues from internet value-added services (“IVAS”) and online advertising. Revenues from IVAS are generated from online music and entertainment, online games, online dating, live game broadcasting, membership subscription fees and other IVAS. Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as described below.

(i)	Internet value-added services

The Group operates a virtual currency system, under which, the users can directly purchase virtual currency, virtual items on YY Client’s online community channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items in online games (both developed by third parties and self-developed), or used directly to purchase virtual items on YY Client’s online community channels or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchasers is recorded as “Advances from customers” and upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below:

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

F - 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(t)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

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

(2) Online games revenue

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to gaming players. Historically, the majority of online games revenues for the three years ended December 31, 2012, 2013 and 2014 were derived from third parties developed games.

Users play games through the Group’s platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online games.

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

The proceeds from the purchase of the Group’s virtual currency is recorded as “advances from customers”, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into game specific tokens. Upon the conversion into a game token from the Group’s virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between the Group and the relevant game developer based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. The Group’s portion, net of the game developer’s entitled consideration, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert the virtual currency into game tokens or purchase the game tokens unless they plan to purchase in-game virtual items soon.

F - 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(t)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(2) Online games revenue (continued)

There are two types of third party developed online games:

-	Non-exclusive third party developed games
-	Exclusive third party developed games

Under the non-exclusive arrangement, game developers license the games to various platforms and the Group is only one of the platforms. Game developers will receive only revenue shared from the Group pursuant to the mutually agreed sharing percentage.

Under the exclusive arrangement, game developers only license the game to the Group as the exclusive licensee. The Group, as the exclusive licensee, can sub-license the games to other platforms. In addition to the revenue shared to the game developers, the Group should also pay an exclusive license fee to the game developers.

-	Non-exclusive third party developed games

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

Given that third party developed games under non-exclusive licensing contracts are managed and administered by the third party game developers, the Group does not have access to the data on the consumption details such as when the game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, the Group maintains historical data on timing of the conversion of its virtual currency into game specific tokens and the amount of purchases of game tokens. The Group believes that its performance for, and obligation to, the game developers correspond to the game developers’ services to the users. The Group has adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship with the Group on a game-by-game basis, which is approximately one to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship with the Group may change in the future.

When the Group launches a new game, it estimates the user relationship based on other similar types of games in the market until the new game establishes its own history. The Group considers the game’s profile, attributes, target audience, and its appeal to players of different demographics groups in estimating the user relationship period.

F - 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(t)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(2) Online games revenue (continued)

-	Non-exclusive third party developed games (continued)

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

-	Exclusive third party developed games

Under certain exclusive arrangements, the Group pays additional license fees to the game developers as the Group is entitled to an exclusive right to operate third party developed games in specified geographic areas. Based on ASC 350-30-35-6, the Group has adopted an accounting policy to recognize the exclusive license fee as an intangible asset upon the commercial launch of the related online games. This intangible asset is amortized on a straight-line basis over the shorter of the economic life or license period of the relevant online game.

Pursuant to the exclusive licensing contracts signed between the Group and the third party game developers, the Group’s responsibilities in operating the licensed games vary game-by-game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service, (iv) has involvement in the determination of product and service specifications.

For the game license arrangements under which the Group takes primary responsibilities of game operation, including determining distribution and payment channels, providing customer services, hosting game servers, if needed, and controlling game and services specifications and pricing, the Group considered itself to be the principal in these arrangements. Accordingly, the Group records online games revenues from these third party licensed games on a gross basis. Commission fees paid to distribution channels and payment channels and content fees paid to third party game developers are recorded as cost of revenues.

F - 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(t)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(2) Online games revenue (continued)

-	Exclusive third party developed games (continued)

For the game license arrangements under which the Group’s responsibilities are limited to publishing, providing payment solutions and game operating advice, the Group views the game developers to be its customers and considers itself to be the agent in the arrangements. Accordingly, the Group records online games revenues from these third party licensed games, net of fees paid to third parties upon the provision of service.

Pursuant to the terms and conditions of certain online game exclusive license agreement entered into between game developers and the Group, the Group, as the exclusive licensee, could sublicense a non-exclusive, non-transferable and limited license to any third party without the prior formal consent of game developers. Under the non-exclusive and non-transferable limited license, the sub-licensee cannot further license the game to other platforms. The Group received monthly revenue-based royalty payments from all sub-licensees. The Group views the third-party licensee operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services.

Similar to other online games, the exclusive third party developed games are free to play and players can pay for virtual items for better in-game experience. For exclusive third party games, the consumption details can be provided by third party developers or the Group has access to such data. Therefore, the Group recognizes revenues based on item-based model: (1) for consumable items, the revenue is recognized immediately upon consumption; (2) for perpetual items, the revenue is recognized ratably over the user relationship period of a specific game as described. The determination of user relationship period is the same as what is described in “Non-exclusive third party developed games” above.

- Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as the Group acts as a principal to fulfill all obligations. Considering that revenues derived from self-developed games were immaterial to the Group for the years presented, the Group does not maintain information on consumption details of in-game virtual items, and only maintains limited information related to the frequency of log-ons for its self-developed games. Given that certain historical data is not available, the Group uses the user relationship of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for its self-developed games.

(3) Other IVAS revenue

Other IVAS revenue mainly represents membership subscription revenue, revenue from sales of virtual items in various channels in YY platform, such as online dating and live game broadcasting channels etc. and other miscellaneous sales in YY platform.

The Group operates a membership subscription program where subscription members can have enhanced user privileges when using YY Client. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue. Revenue from sales of virtual items in various channels, including online dating and live game broadcasting, is recognized on item basis, which is consistent with the revenue recognition policies for online music and entertainment revenue stream.

F - 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(t)	Revenue recognition (continued)

(ii)	Advertising revenues

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

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

•	There is persuasive evidence that an arrangement exists—the Group will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing.

•	Price is fixed or determinable—price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates.

•	Services are rendered—the Group recognizes revenue ratably as the element are delivered over the contract period of display.

•	Collectability is reasonably assured—the Group assesses credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all the other revenue criteria are met.

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

F - 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(t)	Revenue recognition (continued)

(ii)	Advertising revenues (continued)

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

(u)	Advances from customers and deferred revenue

Advances from customers primarily consist of (i) prepayments from users in the form of the Group’s virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above, (ii) prepayments from sub-licensees for obtaining operation rights of certain online games over a period of time, and (iii) prepayments from advertising agencies and advertisers.

Deferred revenue primarily consists of the unamortized game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in various channels in YY platform, where there is still an implied obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

(v)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate IVAS and advertising revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) salary and welfare, (iv) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (v) payment handling cost, (vi) business taxes and related surcharges, cultural development fee, (vii) share-based compensation, and (viii) other costs.

In the PRC, business taxes are imposed by the government on revenues reported by any selling entity for the provision of taxable services in the PRC. The business tax rate varies depending on the nature of the revenues. The Group is also subject to cultural development fee at a tax rate of 3% on service income from provision of advertising services in the PRC.

On January 1, 2012, a pilot program (the “Pilot Program”) was launched in Shanghai for a transition of imposing value-added tax (“VAT”) on revenues derived from certain pilot industries (the “Pilot Industries”) other than business taxes. Starting from September 1, 2012, the Pilot Program was expanded from Shanghai to eight other cities and provinces in the PRC, including Beijing and Guangdong province, where the Group’s subsidiaries and VIEs are incorporated and have operations therein. The Group’s advertising revenue, online games revenue and other IVAS revenue are within the scope of Pilot Industries and they became subject to VAT effective from November 1, 2012, December 1, 2012 and June 1, 2014, at a rate of 6% respectively. The Group hence recognizes advertising revenue and IVAS revenue net of VAT thereafter. Prior to the Pilot Program’s being applied to Group’s revenue, the Group’s advertising revenues earned from external customers were subject to business taxes at 5% for the ten months ended December 31, 2012, and the Group’ IVAS revenue earned from external customers were subject to business taxes of 3% for the years ended December 31, 2012, 2013 and for the first five months of 2014, except that the Group’s online games revenue began to be subject to VAT of 6% commencing December 2012.

The Group is subject to surcharges of business taxes and VAT, which are calculated based on 12% of the business taxes and VAT payable for the years ended December 31, 2012, 2013 and 2014.

F - 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Cost of revenues (continued)

The Group reported business taxes and surcharges, and cultural development fees in cost of revenues.

Based on the Group’s corporate structure and the contractual arrangements among the Group’s PRC subsidiaries, the Group’s VIEs and their shareholders, the Group is effectively subject to 6% or 17% VAT and related surcharges on revenues generated by the Group’s subsidiaries based on the Group’s contractual arrangements entered into with the Group’s VIEs.

(w)	Research and development expenses

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

The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2012, 2013 and 2014, respectively.

(x)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salary and welfare for sales and marketing personnel, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately RMB5,534, RMB8,054 and RMB76,192 during the years ended December 31, 2012, 2013 and 2014, respectively.

(y)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) allowance for doubtful receivables, and (iv) professional service fees.

(z)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of operations amounted to RMB39,660, RMB68,334 and RMB115,012 for the years ended December 31, 2012, 2013 and 2014, respectively.

(aa)	Share-based compensation

The Company grants stock-based award, such as, but not limited to, share options, restricted shares, restricted share units and warrants to eligible employees, officers, directors, and non-employee consultants.

F - 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(aa)	Share-based compensation (continued)

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related shared-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. Duowan BVI also granted share options, restricted shares and restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

Following the listing of the Company, the grant date fair value of share-based awards is based on stock price of the Company in the NASDAQ Global Market.

(bb)	Other income

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

(cc)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions.

F - 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(dd)	Statutory reserves

The Group’s subsidiaries, VIEs and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly-owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the VIEs and VIE’s subsidiaries of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

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

During the year ended December 31, 2013 and 2014, appropriations to statutory reserves amounted to RMB40,657 and RMB15,812, respectively. No appropriations have been made in 2012 since the companies were in accumulated loss positions.

(ee)	Related parties

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

(ff)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2012, 2013 and 2014, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

F - 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(gg)	Income per share

Basic income per share is computed by dividing net income attributable to common shareholders, considering the accretion or decretion of redemption feature, deemed dividend to preferred shareholders and amortization of beneficial conversion feature related to its convertible redeemable preferred shares (Note 24), by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted income per share is calculated by dividing net income attributable to common shareholders, as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of common shares issuable upon the conversion of the preferred shares and convertible bonds, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(hh)	Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive loss of the Group includes the foreign currency translation adjustments.

(ii)	Segment reporting

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

F - 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(jj)	Recently issued accounting pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In June 2014, under ASC 718, Compensation — Stock Compensation, the FASB issued Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. These amendments apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. For all entities, the amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). Pursuant to ASU 2014-15, in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

F - 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(jj)	Recently issued accounting pronouncements (continued)

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”). ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. For private companies and not-for-profit organizations, the ASU will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30)” (“ASU 2015-03”). To simplify presentation of debt issuance costs, ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in ASU 2015-03. For public business entities, ASU 2015-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

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

In order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with Guangzhou Huaduo and Beijing Tuda, the Group’s two VIEs. As of December 31, 2014, Mr. David Xueling Li, CEO, Mr. Jun Lei, Chairman of the Company, Mr. Tony Bin Zhao, Director and Chairman of Technology Committee, Mr. Jin Cao, Executive Vice President, and Beijing Tuda own approximately 0.5%, 0.44%, 0.04%, 0.02% and 99% of Guangzhou Huaduo’s equity interests, respectively. As of December 31, 2014, Mr. David Xueling Li, Mr. Tony Bin Zhao, and Mr. Jin Cao, own 97.7%, 1.5% and 0.8% of Beijing Tuda’s equity interests, respectively.

F - 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

The VIEs hold the licenses and permits necessary to conduct its internet value-added services and online advertising in the PRC. If the Company had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIEs and its’ shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Group’s contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai’s unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai will provide services including technology support, technology services, business support and consulting services to Beijing Tuda and Guangzhou Huaduo in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Beijing Tuda and Guangzhou Huaduo’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai incurs for providing such services. Beijing Huanju Shidai may charge up to 100% of the income in Beijing Tuda and Guangzhou Huaduo and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai from time to time. The service fees payable by Beijing Tuda and Guangzhou Huaduo to Beijing Huanju Shidai are determined to be up to 100% of the profits of Beijing Tuda and Guangzhou Huaduo, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai. If fees were incurred, it would be significant to the Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIEs. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment. For the years ended December 31, 2012, no service fees were charged by WOFEs to VIEs as both VIEs had accumulated losses since inception. For the year ended December 31, 2013 and 2014, Guangzhou Huanju Shidai and Beijing Huanju Shidai determined that service fees of RMB31,153 and RMB363,117 were charged to Guangzhou Huaduo. The service fees are typically determined based on the costs and expenses that WOFEs incurs for providing relevant technology support to Guangzhou Huaduo, as well as the consideration of Guangzhou Huaduo’s future business development plan and its increasingly growing and diverse operational needs.

Further, the Group believes that the contractual arrangements among Beijing Huanju Shidai, the VIEs, and their shareholders are in compliance with PRC law and are legally enforceable. However, the PRC government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure the Group’s operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group’s business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIE’s subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Huanju Shidai, and the VIEs.

F - 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through VIEs violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Group to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

The following consolidated financial information of the Group’s VIEs and VIE’s subsidiaries excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2013	2014
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	575,262	305,405
Short-term deposits	594,000	1,002,020
Restricted short-term deposits	-	100,000
Accounts receivable, net	48,329	243,529
Inventory	-	1,445
Amount due from related parties	73	43,816
Prepayments and other current assets	29,753	113,939
Deferred tax assets	51,631	85,004
Total current assets	1,299,048	1,895,158

Non-current assets
Deferred tax assets	383	1,392
Investments	33,920	63,220
Property and equipment, net	100,059	227,372
Intangible assets, net	9,717	133,888
Goodwill	-	298,802
Other non-current assets	-	31,520
Total non-current assets	144,079	756,194

Total assets	1,443,127	2,651,352

F - 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

	December 31,
	2013	2014
	RMB	RMB

Liabilities
Current liabilities
Accounts payable	55,818	101,160
Deferred revenue	292,380	354,987
Advances from customers	10,656	25,897
Income taxes payable	47,974	65,162
Accrued liabilities and other current liabilities	197,851	357,464
Amounts due to related parties	2,640	30,892

Total current liabilities	607,319	935,562

Non-current liabilities
Long-term payable	-	183,000
Deferred revenue	8,457	24,383
Deferred tax liabilities	-	26,709

Total non-current liabilities	8,457	234,092

Total liabilities	615,776	1,169,654

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Net revenues	702,929	1,669,852	3,543,994
Net income	80,071	486,095	1,136,570

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Net cash provided by operating activities	322,378	845,198	1,313,521
Net cash used in investing activities	(152,197)	(592,390)	(994,574)
	170,181	252,808	318,947

(b)	Foreign exchange risk

The revenues and expenses of the Group’s subsidiaries, VIEs and VIE’s subsidiaries in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(c)	Concentration risk

(i)	Concentration of revenue

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2012, 2013 and 2014.

F - 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(c)	Concentration risk (continued)

(ii)	Concentration of accounts receivable

The Group collects accounts receivable for IVAS revenue from collection agencies, online games revenue sharing from sub-licensed platforms, and online advertising revenue from customers. The Group depends on payments from a limited number of collection agencies and advertising customers. The top 10 accounts receivable accounted for 87% and 83% of the total accounts receivable as of December 31, 2013 and 2014, respectively. The following table summarizes the percentage of accounts receivable from collection agencies and advertising customers with over 10% of total accounts receivable:

	December 31,
	2013	2014
	RMB	RMB
Collection agencies and advertising customers
B1	*	57%
B2	11%	*
B3	25%	*
B4	12%	*

*	Less than 10%

(d)	Credit risk

As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents and short-term deposits were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. The balances in the PRC are not insured since it is not a market practice in the PRC. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2012, 2013 and 2014 and believes that its credit risk to be minimal.

4.	Business combination

Acquisition of a majority of the assets of an internet service company

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

RMB

Property and equipment	128
Intangible assets
- Technology	10,035
- Software	660
Goodwill	899

Total	11,722

F - 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination (continued)

Acquisition of a majority of the assets of an internet service company (continued)

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

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive income.

Since the acquired business has been fully integrated into the Company’s current business after the acquisition, it is impracticable to disclose separately its standalone revenue and earnings after the acquisition.

Acquisition of Zhengrenqiang and DuBooker

On December 2, 2014, the Group acquired 100% of the equity interests of Zhengrenqiang and DuBooker for a fixed cash consideration of RMB60 million, plus additional variable cash consideration that is contingent upon the achievement of pre-established performance metrics. Zhengrenqiang is primarily engaged in providing a variety of online English courses specialising in the preparation of International English Language Testing System ("IELTS") to registered students through online education platforms, and DuBooker is primarily engaged in the publishing of a variety of teaching materials relevant to language education. The purpose of the acquisition was to strengthen the Group’s competitive advantages in China’s online education business. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

RMB

Cash consideration	60,000
Contingent consideration	183,000
Total consideration	243,000

Net assets acquired	1,882
Identifiable intangible assets acquired
- Brand names	42,000
- Others	18,300
Goodwill	195,893
Deferred tax liabilities	(15,075)
Total	243,000

The agreements for the acquisition of Zhengrenqiang included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the actual net profit of Zhengrenqiang for years 2015 through 2017 as compared to the pre-established performance metrics as stipulated in the agreements. The undiscounted amounts the Company shall pay when the net profit of Zhengrenqiang from 2015 through 2017 equals to 100% of the performance metrics is RMB240 million. The actual contingent payments would be adjusted based on the degree of how the actual net profit is higher or lower than the performance metrics from 2015 through 2017. The fair value of the contingent consideration recognized on the acquisition date of RMB183.0 million was determined by the Company using the trinomial model. Under this model, the Company performs a scenario analysis by assuming different scenarios under which Zhengrenqiang achieves different actual net profit for years 2015 through 2017. Under different scenarios, the amount of contingent consideration differs according to the stipulation in the agreements. The Company then calculated the fair value of the contingent consideration based on the net present value of the total contingent consideration under different scenarios and the expected probability of each scenario. Please refer to note 26 for the key parameters adopted in the valuation.

F - 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination (continued)

Acquisition of Zhengrenqiang and DuBooker (continued)

The business combination was completed on December 2, 2014. The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2014, no measurement period adjustment had been recorded. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2014.

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive income.

As the acquisition date was close to year end, the standalone revenue and earnings after the acquisition date of Zhengrenqiang and Dubooker is not material to the Group’s consolidated statements of operations and comprehensive income.

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included brand names, cooperation agreements, copyrights of teaching materials and non-compete agreements, which have an estimated useful life of nine, three, five and five years, respectively. Total goodwill of RMB195.9 million primarily represents the expected synergies from combining operations of Zhengrenqiang and Dubooker with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

Acquisition of Xingxue and Chuangzhi

On December 23, 2014, the Group acquired 100% of the equity interests of Xingxue and Chuangzhi for a fixed cash consideration of RMB128.1 million. The principal business of Xingxue and Chuangzhi is the operation of online vocational training platform. The purpose of the acquisition was to expand the Group's own educational service offerings from online English courses to a variety of online vocational training courses. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

RMB

Net liabilities assumed	(8,549)
Identifiable intangible assets acquired
- Brand names	43,620
- Other	4,792
Goodwill	100,382
Deferred tax liabilities	(12,103)
Total	128,142

The business combination was completed on December 23, 2014. The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2014, no measurement period adjustment had been recorded. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2014.

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive income.

As the acquisition date was close to year end, the standalone revenue and earnings after the acquisition date of Xingxue and Chuangzhi is not material to the Group’s consolidated statements of operations and comprehensive income.

F - 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination (continued)

Acquisition of Xingxue and Chuangzhi (continued)

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included brand names, and software, which have an estimated useful life of fifteen and five years, respectively. Total goodwill of RMB100.4 million primarily represents the expected synergies from combining operations of Xingxue and Chuangzhi with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2013 and 2014 primarily consist of the following currencies:

	December 31, 2013		December 31, 2014
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	715,316	715,316	394,214	394,214
US$	2,342	14,282	13,205	80,814

Total		729,598		475,028

6.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2013 and 2014 primarily consist of the following currencies:

	December 31, 2013		December 31, 2014
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	1,432,863	1,432,863	1,921,520	1,921,520
US$	-	-	374,685	2,293,056

Total		1,432,863		4,214,576

7.	Restricted short-term deposits

As of December 31, 2014, the Group had restricted short-term deposits balance of RMB100 million representing pledged deposit for one pending litigation in which the Group is the claimant and has applied to the court to freeze the assets of the defendant. Pursuant to relevant PRC laws and regulations, the Group had to deposit a certain amount of cash as pledged deposit in order to submit the application to the court requesting to freeze the defendant’s assets.

F - 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

8.	Accounts receivable, net

	December 31,
	2013	2014
	RMB	RMB

Accounts receivable, gross	131,315	314,778
Less: allowance for doubtful receivables	(31,214)	(57,342)

Accounts receivable, net	100,101	257,436

The following table summarized the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Balance at beginning of the year	-	(5,716)	(31,214)
Additions charged to general and administrative expenses	(6,884)	(31,987)	(26,246)
Write-off during the year	1,168	6,489	118

Balance at end of the year	(5,716)	(31,214)	(57,342)

9.	Prepayments and other current assets

	December 31,
	2013	2014
	RMB	RMB

Interests receivable	25,381	98,355
Prepayments and deposits to vendors and content providers	33,603	54,330
Loans receivable	-	34,502
Others	8,549	16,952

Total	67,533	204,139

10.	Investments

	December 31
	2013	2014
	RMB	RMB

Cost investments (i)(ii)(iii)(iv)(v)	47,110	153,024
Equity investments	14,919	33,630

Total	62,029	186,654

(i)	In June 2013, the Group made an investment with an equity interest of 20% in a company with consideration of RMB15 million. The investment was not an investment in common stock or in-substance common stock and therefore was precluded from applying the equity method of accounting. It has been accounted for as an investment under cost method.

F - 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

10.	Investments (continued)

(ii)	In 2013, the Group entered into agreements to acquire minority stake of preferred shares of two companies with total consideration of approximately RMB28 million. Given the fact that the Company cannot unilaterally demand redemption of both of the preferred stocks as the Group only owns less than or equal to 10% of the preferred stocks respectively, these investments have been accounted for as an investment in an equity security under cost method since both of the equity securities do not have a readily determinable fair value.

(iii)	In 2014, the Group entered into agreements to acquire minority stake of preferred shares of three companies with total consideration of approximately RMB59 million. Given the fact that the Company cannot unilaterally demand redemption of all of the preferred stocks as the Company only owns less than or equal to 10% of the preferred stocks respectively, these investments have been accounted for as an investment in an equity security under cost method since all of the equity securities do not have a readily determinable fair value.

(iv)	The Group has developed and launched a mobile application called Weihui in 2014. Users of this application can make telephone calls with other users free of charge. In October 2014, the Group entered into an agreement with its CEO to inject Weihui into Bigo Technology Pte Ltd.(“Bigo”), a company set up and controlled by the CEO. The Group and the CEO agreed that Weihui shall be priced at US$6 million (equivalent to RMB36,714). The board of directors of the Company has engaged two third party valuation firms in the evaluation of fair value of Weihui using both cost approach and market approach. In the opinion of the two third party valuation firms, the price of Weihui is fair and reasonable to the Group. As the cash contribution injected by the CEO and other investors into Bigo is US$15.6 million, the Group holds 27.78% and the CEO and other investors hold 72.22% of equity interests of Bigo, respectively. The shareholding percentage of the Group and the CEO and other investors are in proportionate to their capital injection. As part of the agreement, the Group is entitled to receive an amount equal to 100% of its original investment in the event of liquidation in preference to other common shareholders. As a result, the investment was not an investment in common stock or in-substance common stock and therefore was precluded from applying the equity method of accounting. It was accounted for the investment under the cost method.

Considering that the substance of this transaction was that the Group transferred a group of assets that constitute a business to Bigo in exchange for a non-controlling interest in Bigo and the Group accounted for its investment over Bigo using the cost method, the entire difference between the fair value and carrying value of the assets given up was recognised in other non-operating income. As the carrying amount of Weihui on the Group’s accounting book was zero, the non-operating income being recognised is RMB 36,714.

(v)	In addition to the above, the Group also made several cost investments in 2014. Save as disclosed above, none of these investments are, individually or in aggregate, material to the Group’s financial statements.

11.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2013	2014
	RMB	RMB

Gross carrying amount
Servers, computers and equipment	152,404	304,117
Leasehold improvement	23,257	32,392
Furniture, fixture and office equipment	9,672	13,879
Motor vehicles	5,186	10,815
Construction in progress	4,652	31,786

Total	195,171	392,989
Less: accumulated depreciation	(92,535)	(158,761)

Property and equipment, net	102,636	234,228

F - 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

11.	Property and equipment, net (continued)

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 were RMB29,074, RMB44,963 and RMB 68,035, respectively.

12.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2013	2014
	RMB	RMB

Gross carrying amount
Software	5,477	17,304
Technology	17,121	17,145
Domain names	17,286	24,686
Brand names	-	94,120
Operating rights for licensed games	-	11,721
Others	-	18,300

Total of gross carrying amount	39,884	183,276

Less: accumulated amortization
Software	(3,209)	(5,944)
Technology	(4,054)	(6,035)
Domain names	(2,944)	(4,278)
Brand names	-	(1,728)
Operating rights for licensed games	-	(4,249)
Others	-	(774)

Total accumulated amortization	(10,207)	(23,008)

Less: impairment
Software	(550)	(6,234)

Intangible assets, net	29,127	154,034

For the year ended December 31, 2014, the Group recognized impairment of intangible assets of RMB5,697, which was made against the carrying amount of the technology acquired in a business combination in 2012. The Group ceased to use this technology in its business in 2014 and believed the technology cannot bring future economic benefits to the Group. As a result, an impairment loss equal to the carrying amount of the technology was recognized.

Amortization expense for the years ended December 31, 2012, 2013 and 2014 were RMB3,369, RMB4,707 and RMB12,598, respectively.

F - 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

12.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets

2015	31,190
2016	19,874
2017	17,105
2018	14,544
2019	12,844

The weighted average amortization periods of intangible assets as of December 31, 2013 and 2014 are as below:

December 31,
	2013	2014

Domain names	15 years	15 years
Technology	5 years	5 years
Software	3 years	4 years
Brand names	-	11 years
Operating rights for licensed games	-	2 years
Others	-	4 years

13.	Goodwill

	For the Year ended December 31,
	2013	2014
	RMB	RMB

Balance at beginning of the year	1,604	1,577
Acquisition of Zhengrenqiang and Dubooker in 2014	-	195,893
Acquisition of Xingxue and Chuangzhi in 2014	-	100,382
Acquisition of another company in 2014	-	2,527
Foreign exchange	(27)	3
Balance at end of the year	1,577	300,382

In December 2014, the Company purchased 100% equity interest of Zhengrenqiang and Dubooker. Goodwill of RMB195.9 million was recognized from this acquisition (Note 4).

In December 2014, the Company purchased 100% equity interest of Xingxue and Chuangzhi. Goodwill of RMB100.4 million was recognized from this acquisition (Note 4).

Goodwill arose from the business combination completed in the years ended December 31, 2014 has been allocated to the single reporting unit of the Group. Goodwill represents the synergy effects of the business combination.

F - 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Goodwill (continued)

The Company performed goodwill impairment tests to determine if goodwill impairment is indicated in year 2013 and 2014, and the results of these tests indicated that the Company’s goodwill was not impaired.

14.	Other non-current assets

	December 31,
	2013	2014
	RMB	RMB

Prepayment for acquiring an office building	-	481,047
Unamortized convertible bonds issuance cost	-	42,275
Prepayments of exclusive license fee	-	31,189
Others	4,864	6,460

Total	4,864	560,971

15.	Deferred revenue

	December 31,
	2013	2014
	RMB	RMB

Deferred revenue, current:
IVAS revenues	292,184	354,454
Government grants	1,682	1,696
Total current deferred revenue	293,866	356,150

Deferred revenue, non-current:
IVAS revenues	8,457	23,850
Government grants	968	533
Total non-current deferred revenue	9,425	24,383

16.	Accrued liabilities and other current liabilities

	December 31,
	2013	2014
	RMB	RMB

Accrued salaries and welfare	113,302	168,300
Accrued revenue sharing fees	66,512	160,248
Accrued bandwidth costs	21,869	53,399
Business and other taxes payable	14,248	15,220
Interests payable	-	13,944
Accrued technology service fee	5,040	10,328
Deposits from advertising customers	-	7,826
Value added taxes payable	5,291	2,734
Others	24,498	46,704

Total	250,760	478,703

F - 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds

	December 31,
	2013	2014
	RMB	RMB

2019 Convertible Senior Notes	-	2,447,980

On March 18, 2014, the Company issued Convertible Senior Notes due 2019 with principal amount of US$400,000,000(the "Notes"). The Notes bear interest at a rate of 2.25% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The Notes will mature on April 1, 2019. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date.

Upon conversion, the Company will deliver, for each US$1,000 principal amount of converted Notes, a number of ADSs, each representing twenty Class A common shares of YY Inc., par value of US$0.00001 per share, equal to the conversion rate.

The conversion rate will initially be 9.0334 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$110.70 per ADS).

The net proceeds to the Company from the issuance of the Notes were US$390.8 million. Debt issuance costs were US$9.2 million and are being amortized to interest expense from the issuance date (March 18, 2014) to the first put date of the Notes (April 1, 2017).

The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company’s future unsecured indebtedness of the Company that is not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries, VIEs and VIE’s subsidiaries.

The value of the Notes is measured by the cash received. As of December 31, 2014, RMB2.4 billion (US$400 million) has been accounted for as the value of the Notes in non-current liabilities.

The key terms of the Notes are as follows:

Redemption

Contingent redemption option

The Notes are not redeemable prior to the maturity date of April 1, 2019, except as described below. The holders of the Notes (the “Holders”) have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on April 1, 2017. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture of the 2019 Convertible Senior Notes) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events of a fundamental change is remote.

F - 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds (continued)

Redemption (continued)

Contingent redemption option (continued)

The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Non-contingent redemption option

On or after April 1, 2017, the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

Conversion

The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of 9.0334 ADS, at any time prior to the maturity date of April 1, 2019. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, including, but not limited to, the issuance of certain share dividends on the Class A common shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers (as defined in the Indenture of the 2019 Convertible Senior Notes). In addition, upon a make-whole fundamental change (as defined in the Indenture of the 2019 Convertible Senior Notes), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in shareholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attributed to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price on the date of issuance.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. Upon occurrence of such adjustment, the Company will have to assess the contingent BCF using a measurement date upon issuance of the Notes. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46, therefore the Company concludes that this feature is also considered indexed to its own shares.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

Interest expense being recognized during the year ended December 31, 2014 is RMB56,607.

F - 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

18.	Cost of revenue

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Revenue sharing fees and content costs	109,273	444,065	1,133,984
Bandwidth costs	145,037	203,238	345,913
Salary and welfare	50,009	88,456	131,773
Depreciation and amortization	25,762	37,084	59,817
Payment handling costs	22,828	24,955	55,101
Business tax and surcharges	30,026	47,755	49,233
Shared-based compensation	8,407	9,860	18,037
Other costs	24,791	26,586	55,291

Total	416,133	881,999	1,849,149

19.	Other income

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Government grants	2,465	25,356	5,570
Others	-	1,722	749

Total	2,465	27,078	6,319

20.	Income tax

(i) Cayman Islands (“Cayman”)

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) BVI

Duowan BVI is exempt from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii) Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2012, 2013 and 2014.

(iv) PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries, VIEs and VIE’s subsidiaries in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subjected to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, and qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years.

F - 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

(iv) PRC Enterprise Income Tax (“EIT”) (continued)

The Group’s PRC entities provided for enterprise income tax as follows:

•	From 2012 to 2014, Guangzhou Huaduo accrued the EIT at a tax rate of 15% as a result of HNTE status.

•	Guangzhou Huanju Shidai reported tax loss from 2010 to 2013. On December 31, 2013, Guangzhou Huanju Shidai was granted the qualification as a software enterprise and started to enjoy the 0% preferential tax rate beginning from 2014.

•	Other PRC subsidiaries, VIE and VIE’s subsidiaries were subject to 25% EIT for the periods reported.

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

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries, VIEs and VIE’s subsidiaries to the Group’s oversea companies.

Aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC that are available for distribution to the Company as of December 31, 2013 and 2014 are approximately RMB753,975 and RMB1,819,004, respectively. The undistributed earnings and reserves of the Company’s subsidiaries, VIEs and VIE’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued for the China dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2013 and 2014.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Current income tax expenses	(48,357)	(125,365)	(200,034)
Deferred income tax benefits	19,316	35,414	45,751
Income tax expense for the year	(29,041)	(89,951)	(154,283)

F - 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	10.4%	10.5%	13.1%
Effect of tax-exempt entities	0.2%	2.2%	1.1%
Permanent differences (i)	(13.9)%	(4.0)%	(3.5)%
Change in valuation allowance	(2.0)%	(3.0)%	(0.4)%
Effect of Super Deduction available to the Group	5.7%	3.4%	2.0%
Effective income tax rate	(24.6)%	(15.9)%	(12.7)%

(i)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014
	RMB	RMB

Deferred tax assets, current:
Deferred revenue	32,905	37,796
Allowance for doubtful accounts receivable, accrued expense and others not currently deductible for tax purposes	39,791	82,957
Valuation allowance (i)	(5,775)	(9,317)
Total current deferred tax assets, net	66,921	111,436

Deferred tax assets, non-current:
Tax loss carried forward	16,400	14,654
Deferred revenue	445	343
Impairment of investment	180	798
Others	-	705
Valuation allowance (i)	(16,400)	(15,108)
Total non-current deferred tax assets, net	625	1,392

Deferred tax liabilities, non-current:
Related to acquired intangible assets	-	26,709

(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

F - 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Tax loss carry forwards

As of December 31, 2014, the Group had tax loss carry forwards of approximately RMB58,615, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Amount
RMB

2015	-
2016	2,574
2017	685
2018	25,428
2019	29,928
Total	58,615

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2014 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2014.

21.	Common shares

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

F - 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

21.	Common shares (continued)

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

During the year ended December 31, 2014, 25,036,140 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units and 58,478,690 Class B common shares were converted to Class A common shares.

As of December 31, 2014, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 706,173,568 Class A common shares and 427,352,696 Class B common shares had been issued and outstanding, respectively.

22.	Convertible redeemable preferred shares

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

F - 54

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

F - 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Convertible redeemable preferred shares (continued)

Conversion (continued)

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

F - 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Convertible redeemable preferred shares (continued)

Modification (continued)

Upon its issuance, Series B Preferred Shares had a redemption right beginning on or after the seventh anniversary following the issuance of Series B Preferred Shares. In association of the issuance of Series C Preferred Shares, the redemption right for Series A and Series B Preferred Shares and drag-along rights were amended. The Company concluded amendment of the redemption and drag-along rights is a modification of the terms of the Series A and Series B Preferred Shares. The incremental value received by Series A and Series B Preferred Shareholders amounted to RMB19 and RMB176, respectively, which were deemed to be a wealth transfer between the preferred shareholders and the common shareholders and were charged to additional paid-in capital.

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

The following table sets forth the changes of each of the convertible redeemable preferred shares for years ended December 31, 2012, 2013 and 2014:

Series A Preferred Shares

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Beginning balance	935,013	-	-
Decretion to redemption value	(485,517)	-	-
Conversion of convertible redeemable preferred shares into Class B common shares	(449,496)	-	-
Ending balance	-	-	-

Series B Preferred Shares

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Beginning balance	703,901	-	-
Decretion to redemption value	(366,785)	-	-
Conversion of convertible redeemable preferred shares into Class B common shares	(337,116)	-	-
Ending balance	-	-	-

F - 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Convertible redeemable preferred shares (continued)

Accretion (Decretion) (continued)

Series C Preferred Shares

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Beginning balance	842,020	-	-
Decretion to redeemable value	(441,573)	-	-
Conversion of convertible redeemable preferred shares into Class B common shares	(400,447)	-	-
Ending balance	-	-	-

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

December 31, 2011

Risk-free interest rate	2.53%
Volatility	66.1%
Dividend yield	-
Discount rate	16%

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

F - 58

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

Voting rights

Each Preferred Share conveys the right to the shareholder of one vote for each common share upon conversion.

23.	Share-based compensation

(a)	Share options

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

Vesting of options

These Pre-2009 Scheme Options will vest over a four years’ service period, with 25% of the options vesting after the first anniversary of the vesting inception date and the remaining 75% in six equal installments over the following 36 months. The options may be exercised provided that both the service conditions and a performance condition are met. The performance condition is defined to be i) an initial public offering, ii) completion of a financing meeting certain criteria, iii) an internal reorganization, or iv) a voluntary winding up of Duowan BVI. The performance condition that is tied to completion of a financing fulfilling certain criteria was met in June 2008 or November 2009.

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the years ended December 31, 2012, 2013 and 2014:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, January 1, 2012	17,889,535	0.0055	6.37	19,366
Forfeited	(19,110)	0.0067	6.25

Outstanding, December 31, 2012	17,870,425	0.0055	5.37	12,642
Exercised	(4,648,420)	0.0045	4.30

Outstanding, December 31, 2013	13,222,005	0.0059	4.40	33,162
Exercised	(5,841,660)	0.0057	3.24

Outstanding, vested and exercisable, December 31, 2014	7,380,345	0.0061	3.52	22,959

F - 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Share-based compensation (continued)

(a)	Share options (continued)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2012, 2013 and 2014 and the exercise price.

Prior to the completion of the IPO, the Binomial option pricing model is used to determine the fair value of the share options granted to employees and the non-employee.

Upon the completion of the IPO, the fair value of share options granted to a non-employee with nil exercise price was assessed to be equivalent to the fair value of the Company’s common share. These share options were remeasured at the stock price of the Company’s common share as of December 31, 2013 and 2014.

The total intrinsic value of options exercised during the year ended December 31, 2012, 2013 and 2014 amounted to nil, RMB64,195 and RMB134,844, respectively. For the years ended December 31, 2012, 2013 and 2014, the Company recorded share-based benefit of RMB89, share-based compensation of RMB14,004 and nil, respectively, using the graded-vesting attribution method for employees and non-employee.

As of December 31, 2014, there was no unrecognized compensation cost and expense related to Pre-2009 Scheme Options granted to employees and non-employee.

F - 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Share-based compensation (continued)

(b)	Restricted shares

Since January 1, 2010, Duowan BVI granted 61,250,677 restricted shares to employees and 100,000 restricted shares to a non-employee pursuant to the 2009 Incentive Scheme. As of December 31, 2014, the restricted shares granted to employees and the non-employee were fully vested.

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

The following table summarizes the restricted shares activity for the years ended December 31, 2012, 2013 and 2014:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, January 1, 2012	43,285,101	0.4885
Forfeited	(3,673,580)	0.4945
Vested	(21,380,720)	0.4864

Outstanding, December 31, 2012	18,230,801	0.4898
Forfeited	(1,581,789)	0.8726
Vested	(11,975,287)	0.3906

Outstanding, December 31, 2013	4,673,725	0.6144
Forfeited	(159,410)	0.9362
Vested	(4,514,315)	0.6030

Outstanding, December 31, 2014	-

Expected to vest at December 31, 2014	-

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2012, 2013 and 2014, the Company recorded share-based compensation of RMB36,371, RMB7,300 and RMB3,771, respectively, using the graded-vesting method for employees and non-employee.

F - 61

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

The following table summarizes information regarding the restricted shares granted to the CEO and the Chairman:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, January 1, 2012	29,678,483	0.1875
Vested	(29,678,483)	0.1875

Outstanding, December 31, 2012, 2013 and 2014	-

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

The total fair value of restricted shares vested during the year ended December 31, 2012, 2013 and 2014 amounted to RMB35,924, nil and nil, respectively.

Share-based compensation expenses related to the awards granted to the CEO and Chairman of RMB9,624, nil and nil were recognized in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014.

As of December 31, 2014, there was no unrecognized compensation cost and expense related to the restricted shares.

F - 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Share-based compensation (continued)

(d)	Restricted Share Units

On September 16, 2011, the board of the directors of the Company approved the 2011 Share Incentive Plan, which permits the grant of share options, restricted shares and restricted share units of up to 43,000,000 shares, to any qualified persons, as determined by the board of the directors of the Company. On the same date, the Company granted 9,097,000 restricted share units to employees pursuant to the 2011 Share Incentive Plan, that are subject to vesting over a four to five years’ period. During the year ended December 31, 2012, the Company granted 18,295,221 restricted share units to employees pursuant to the 2011 Share Incentive Plan, which are subject to vesting over a two to four years’ period. No restricted share units were granted to non-employees up to December 31, 2012.

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

During the year ended December 31, 2013, the Company granted 29,917,989 restricted share units to employees and 48,000 restricted share units to non-employee pursuant to the 2011 Share Incentive Plan, which are subject to vesting over a three to five years’ period.

During the year ended December 31, 2014, the Company granted 9,912,595 restricted share units to employees pursuant to the 2011 Share Incentive Plan, which are subject to vesting over a 18 months to five years’ period. No restricted share units were granted to non-employees during the year ended December 31, 2014.

The following table summarizes the restricted share units activity for the years ended December 31, 2012, 2013 and 2014:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, January 1, 2012	8,996,300	1.0630
Granted	18,295,221	1.0324
Forfeited	(595,900)	1.0876

Outstanding, December 31, 2012	26,695,621	1.0415
Granted	29,965,989	0.9338
Forfeited	(3,522,992)	1.0699
Vested	(8,836,018)	1.0429

Outstanding, December 31, 2013	44,302,600	0.9639

Granted	9,912,595	3.5805
Forfeited	(3,125,430)	1.1859
Vested	(12,283,670)	1.0144

Outstanding, December 31, 2014	38,806,095	1.5984

Expected to vest at December 31, 2014	36,892,103	1.5647

For the years ended December 31, 2012, 2013 and 2014, the Company recorded share-based compensation of RMB54,445, RMB95,792 and RMB130,718, using the graded-vesting attribution method.

As of December 31, 2014, total unrecognized compensation expense relating to the restricted share units was RMB204,514. The expense is expected to be recognized over a weighted average period of 1.27 years using the graded-vesting attribution method.

F - 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2012, 2013 and 2014 are calculated as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Numerator:
Net income attributable to the Company	89,177	477,727	1,064,472
Decretion to convertible redeemable preferred shares redemption value	1,293,875	-	-
Allocation of net income to participating preferred shareholders	(478,754)	-	-

Numerator of basic net income per share	904,298	477,727	1,064,472
Dilutive effect of preferred shares	(815,121)	-	-
Numerator for diluted income per share	89,177	477,727	1,064,472

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	604,703,810	1,122,475,688	1,153,140,699
Dilutive effect of preferred shares	320,142,965	-	-
Dilutive effect of share options	17,782,885	16,362,048	10,372,442
Dilutive effect of restricted shares	30,594,877	14,400,670	2,604,789
Dilutive effect of restricted share units	4,802,491	27,882,891	32,425,543
Dilutive effect of share-based awards granted to CEO and Chairman	14,441,808	-	-
Denominator for diluted calculation	992,468,836	1,181,121,297	1,198,543,473

Basic net income per Class A and Class B common share	1.50	0.43	0.92
Diluted net income per Class A and Class B common share	0.09	0.40	0.89
Basic net income per ADS*	29.91	8.51	18.46
Diluted net income per ADS*	1.80	8.09	17.76

* The Company was listed on November 21, 2012 with issuance of a total of 8,970,000 ADS at a public offering price of US$10.50 per ADS. Each ADS represents 20 Class A common shares. The net income per ADS for the years ended December 31, 2012, 2013 and 2014 were calculated using the same conversion ratio assuming the ADSs had been in existence during these periods.

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore, net income was allocated to the preferred shares in the computation of basic net income per share for the year ended December 31, 2012.

The weighted average number of ordinary shares outstanding which could potentially dilute basic earnings per share in the future related to the 2019 Convertible Senior Notes was 57,219,783 for the year ended December 31, 2014.The 2019 Convertible Senior Notes were excluded in the computation of diluted earnings per share in 2014 because the inclusion of such instrument would be anti-dilutive.

F - 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Related party transactions

The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group

Zhuhai Daren Computer Technology Co., Ltd. (“Zhuhai Daren”)	Equity investment
Guangzhou Shanghang Information Technical Co., Ltd. (“Shanghang”)	Significant influence exercised by the Chairman
Kingsoft Corporation (“Kingsoft”)	Significant influence exercised by the Chairman
Xiaomi Corporation (“Xiaomi”)	Significant influence exercised by the Chairman
Zhuhai Lequ Technology Co., Ltd. (“Zhuhai Lequ”)	Equity investment
Agora, Inc. (1)	Controlled by the director and the chairman of technology committee of the Group
Guangzhou Kuyou Information Technology Co., Ltd.(“Guangzhou Kuyou”) (2)	Equity investment
Shenzhen Qingdou Network Technology Co., Ltd.(“Shenzhen Qingdou”)	Cost investment with significant influence
Guangzhou Muyou Network Technology Co., Ltd.(“Guangzhou Muyou”)	Cost investment with significant influence
Bigo (3)	Controlled by the CEO
Chengdu Xishanju Entertainment Technology Co., Ltd. (“Xishanju”)	Significant influence exercised by the Chairman

(1)	In December 2013, the Group made a minority interest investment to form a new company, Agora, Inc., with the director and the chairman of technology committee of the Group and other strategic investors.
(2)	In March 2014, the Group made a further capital injection of RMB15 million to Guangzhou Kuyou and owned 20% of the equity interests in the company.

(3)	The Group has developed and launched a mobile application called Weihui in 2014. Users of this application can make telephone calls with other users free of charge. In October 2014, the Group entered into an agreement with its CEO to inject Weihui into Bigo, a company set up and controlled by the CEO. Please refer to note 10 to this consolidated financial statements for more details of this transaction.

F - 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Related party transactions (continued)

During the years ended December 31, 2012, 2013 and 2014, significant related party transactions were as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Payment on behalf of Bigo	-	-	61,000
Bandwidth service provided by Shanghang	11,776	21,272	42,470
Online games revenue shared from Guangzhou Kuyou	-	-	37,001
Online games revenue shared from Zhuhai Daren	7,547	24,452	25,597
Purchase of operating rights for licensed games from Guangzhou Kuyou	-	-	6,836
Online games revenue shared from Zhuhai Lequ	-	5,076	2,631
Disposal of an equity investment to Xishanju	-	-	1,563
Interest-free loan to Shenzhen Qingdou	-	-	1,000
Repayment of interest-free loan from Shenzhen Qingdou	-	-	1,000
Interest-free loan to Guangzhou Muyou	-	-	500
Repayment of interest-free loan from Guangzhou Muyou	-	-	500
Online games revenue shared from Xishanju	-	-	18
Purchase of intangible assets from Kingsoft	-	6,010	-
Advertising revenue from Xiaomi	-	1,154	-
Repayment of interest-free loan from Zhuhai Lequ	500	1,000	-
Membership subscription fee revenue from Xiaomi	227	-	-
Repayment of interest-free loan from Zhuhai Daren	2,000	-	-
Interest-free loan to Zhuhai Lequ	1,200	-	-
Disposal of a cost investment to the Chairman and Co-founder, who is also a director of the Company	1,000	-	-
Disposal of an equity investment to Xiaomi	2,000	-	-

As of December 31, 2013 and 2014, the amounts due from/to related parties were as follows:

	December 31,
	2013	2014
	RMB	RMB

Amounts due from related parties
Other receivables from Bigo (*)	-	61,000
Other receivables from Zhuhai Lequ	73	73

Total	73	61,073

Amounts due to related parties
Accounts payable to Guangzhou Kuyou	-	24,454
Accounts payable to Zhuhai Daren	1,479	2,020
Other payables to Shanghang	822	4,342
Accounts payable to Zhuhai Lequ	339	41
Accounts payable to Xishanju	-	35

Total	2,640	30,892

*As of the date of this report, other receivables from Bigo amounting to RMB61,000 were fully repaid by Bigo.

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

F - 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

26.	Fair value measurements

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2013.

The following table summarizes the Company’s liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2014:

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total

Liabilities
Long-term payable:
Contingent consideration in relation to a business acquisition	-	-	183,000	183,000

As disclosed in note 4, the Company used the trinomial model in determining the fair value of the contingent consideration. In applying this model, the Company performs a scenario analysis and the fair value of the contingent consideration was determined based on present value of the total contingent consideration under different scenarios and the probability of each scenario. In order to discount the contingent consideration in future years to its present value, a risk free interest rate of 4.14% and a discount rate of 16% are adopted.

F - 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

26.	Fair value measurements (continued)

Apart from the contingent consideration in relation to a business acquisition, the Group’s other financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds are recorded at cost which approximates fair value. The fair value of convertible bonds is within level 2 of the fair value hierarchy.

27.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB16,670, RMB19,423 and RMB28,144 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, future minimum payments under non-cancellable operating leases consist of the following:

Office rental
RMB

2015	29,413
2016	8,315
2017	2,502
40,230

(b)	Capital commitment

As of December 31, 2014, the Group did not have any significant capital commitment.

(c)	Litigation

In October 2014, Guangzhou NetEase Computer System Co., Ltd. (“NetEase”) brought a copyright infringement claim against the Group in the Intermediate People’s Court of Guangzhou, alleging that the Group’s live game broadcasting program has infringed the copyright of one of their online games called Fantasy Westward Journey. The claimant is seeking RMB100 million for their potential damages, requesting YY to cease the copyright infringement practices and apologize publicly. This case is still in early stage and the Group is not able to make a reliable estimate of the potential loss, if any, at this stage.

28.	Subsequent events

(a) In December 2014, the Company entered into an agreement to acquire 70% of equity interests of a private company, which is principally engaged in e-commerce business. The total amount YY shall pay includes a fixed cash payment of approximately RMB39.2 million in total, plus additional variable cash payment that is contingent upon the achievement of specified performance metrics for years 2015 through 2017.The base contingent payment to be made is RMB219 million when the private company achieves 100% of the performance metrics. Pursuant to the agreement, the actual contingent payment would be adjusted based on the degree of how the actual net profit is higher or lower than the base performance milestone from 2015 through 2017. The acquisition was completed in March 2015.

F - 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

28.	Subsequent events (continued)

(b) The Company has commenced the open market ADS repurchases pursuant to its announced share repurchase programs. Up to the date of this report, the Company’s board of directors has approved share repurchase programs under which the Company may repurchase up to US$200 million worth of its outstanding ADSs.

Up to the date of this report, the Company has repurchased approximately its outstanding ADSs amounting to US$169.5 million.

29.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and the VIEs and VIE’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and the VIEs and VIE’s subsidiaries in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under US GAAP amounted to approximately RMB303,366 and RMB343,090 as of December 31, 2013 and 2014, respectively. There are no differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs and VIE’s subsidiaries. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs and VIE’s subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2014 and the condensed financial information of the Company are not required to be presented.

F - 69