Form 20-F/A
period 2014-12-31
YY Inc.
filed 2015-09-29
CIK 1530238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

*Not for trading, but only in connection with the listing on The NASDAQ Stock Market of the American depositary shares ("ADSs"). Currently, one ADS represents 20 Class A common shares.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☒

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	1
ITEM 19. EXHIBITS	2

Exhibit 12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of Conyers Dill & Pearman

 i

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2014, originally filed with the Securities and Exchange Commission on April 21, 2015 (the “2014 Form 20-F”), is being filed solely to re-file Exhibit 15.1.

This Amendment No. 1 speaks as of the filing date of the 2014 Form 20-F on April 21, 2014. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2014 Form 20-F or reflect any events that have occurred since April 21, 2015.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

4.25*	Indenture, dated March 24, 2014, constituting US$400 million 2.25% Convertible Senior Notes due 2019

4.26*	English summary of Panyu Land Purchase Agreement, dated August 7, 2014, by and among Guangzhou Huanju Shidai Information Technology Co., Ltd. and Guangzhou Panyu Information Technology Investent Development Co., Ltd..
8.1*	List of Subsidiaries and Consolidated Affiliated Entities

Exhibit Number	Description of Document
11.1
Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)
12.1**	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of Conyers Dill & Pearman
15.2*	Consent of Fangda Partners
15.3*	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed or furnished with the annual report on Form 20-F on April 21, 2015.

**	Filed with this Amendment No.1 to the annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its annual report on its behalf.

Date: September 29, 2015

YY INC.

By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director and Chief Executive Officer

