Form 20-F
period 2015-12-31
YY Inc.
filed 2016-04-28
CIK 1530238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo Er Road
Nancun Town, Panyu District
Guangzhou 511442
The People's Republic of China
(Address of principal executive offices)
Eric He
Chief Financial Officer
Tel: +86 (20) 8212-0088
E-mail: eric@yy.com
Fax: +86 (20) 8212-0887
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo Er Road
Nancun Town, Panyu District
Guangzhou 511442
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report. 728,227,848 Class A common shares, par value US$0.00001 per share, and 369,557,976 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2015.

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
1

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(All amounts in thousands, except share, ADS, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Internet value-added service
—Online music and entertainment	52,854	286,446	852,885	2,109,503	3,320,052	512,528
—Online games	165,933	332,287	602,111	811,699	771,882	119,158
—Online dating	—	—	661	194,134	651,019	100,500
—Others	13,589	83,655	204,551	415,689	918,006	141,716
Other revenues	87,279	117,643	163,260	147,343	236,290	36,477
Total net revenues	319,655	820,031	1,823,468	3,678,368	5,897,249	910,379
Cost of revenues(1)	(182,699)	(416,133)	(881,999)	(1,849,149)	(3,579,744)	(552,617)
Gross profit	136,956	403,898	941,469	1,829,219	2,317,505	357,762
Operating expenses:(1)
Research and development expenses	(106,804)	(176,725)	(267,005)	(431,188)	(548,799)	(84,720)
Sales and marketing expenses	(13,381)	(16,954)	(24,955)	(102,527)	(312,870)	(48,299)
General and administrative expenses	(118,241)	(109,788)	(200,554)	(223,019)	(358,474)	(55,339)
Goodwill impairment	—	—	—	—	(310,124)	(47,875)
Fair value change of contingent consideration	—	—	—	—	292,471	45,150
Total operating expenses	(238,426)	(303,467)	(492,514)	(756,734)	(1,237,796)	(191,083)
Operating (loss) income	(99,488)	102,896	476,033	1,078,804	1,162,009	179,384
(Loss) income before income tax expenses	(80,455)	118,061	565,809	1,214,480	1,162,512	179,462
Net (loss) income attributable to YY Inc.	(83,156)	89,177	477,727	1,064,472	1,033,243	159,506
(Accretion) decretion to convertible redeemable preferred shares redemption value	(223,663)	1,293,875	—	—	—	—
Allocation of net income to participating preferred shareholders	—	(478,754)	—	—	—	—
Net (loss) income attributable to common shareholders	(306,819)	904,298	477,727	1,064,472	1,033,243	159,506

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$

Weighted average number of ADS used in calculating net (loss) income per ADS:
Basic	24,294,192	30,235,191	56,123,784	57,657,035	56,259,499	56,259,499
Diluted	24,294,192	49,623,442	59,056,065	59,927,174	57,541,558	57,541,558
Net (loss) income per ADS(2):
Basic	(12.63)	29.91	8.51	18.46	18.37	2.84
Diluted	(12.63)	1.80	8.09	17.76	17.96	2.77
Weighted average number of common shares used in calculating net (loss) income per common share:
Basic	485,883,845	604,703,810	1,122,475,688	1,153,140,699	1,125,189,978	1,125,189,978
Diluted	485,883,845	992,468,836	1,181,121,297	1,198,543,473	1,150,831,163	1,150,831,163
Net (loss) income per common share(2)
Basic	(0.63)	1.50	0.43	0.92	0.92	0.14
Diluted	(0.63)	0.09	0.40	0.89	0.90	0.13

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)

Cost of revenues	15,449	8,407	9,860	18,037	23,963	3,699
Research and development expenses	31,672	35,441	39,587	54,141	70,951	10,953
Sales and marketing expenses	1,336	884	1,318	2,807	3,283	507
General and administrative expenses	86,544	55,619	66,331	59,647	87,175	13,458
Total	135,001	100,351	117,096	134,632	185,372	28,617

(2)	Each ADS represents 20 Class A common shares.

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Operations Data:
Cash and cash equivalents	128,891	504,702	729,598	475,028	928,934	143,403
Short-term deposits	472,655	897,698	1,432,863	4,214,576	1,894,946	292,529
Goodwill	706	1,604	1,577	300,382	151,638	23,409
Total assets	745,426	1,696,189	2,597,947	6,862,794	7,328,038	1,131,256
Total current liabilities	125,737	366,417	701,313	1,090,558	1,384,414	213,718
Convertible bonds	—	—	—	2,447,980	2,597,403	400,970
Long-term payable	—	—	—	183,000	—	—
Total mezzanine equity	2,480,934	—	—	—	61,833	9,545
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000, 622,658,738, 706,173,568 and 728,227,848 shares issued and outstanding as of December 31, 2012, 2013, 2014 and 2015, respectively)	—	11	38	43	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 907,833,224, 485,831,386, 427,352,696 and 369,557,976 shares issued and outstanding as of December 31, 2012, 2013, 2014 and 2015, respectively)	37	60	34	30	27	4
(Accumulated deficits) Retained earnings	(2,433,604)	(1,311,767)	(874,697)	173,963	1,207,168	186,355
Total shareholders' (deficits) equity	(1,861,693)	1,323,285	1,887,209	3,090,164	3,246,819	501,223

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate on December 31, 2015 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 22, 2016, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.5004 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6. 4778	6.2830	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We expect that we will continue to incur significant costs and expenses in many aspects of our business, such as research and development costs to update existing services and launch new services and rising bandwidth costs to support our video function, grow our user base and generally expand our business operations. We have been profitable since 2012 and achieved accumulated profitability since 2014, but we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support our anticipated future growth and meet our expanded reporting and compliance obligations as a public company.

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

Historically, a majority of our revenues are revenues from IVAS, which mainly consists of revenues from online music and entertainment, online games, online dating, live game broadcasting and membership subscription fees. In the year ended December 31, 2015, revenues from IVAS constituted approximately 96.0% of our total net revenue. We expect that our business will continue to be dependent on revenues from IVAS in the future. Any decline in IVAS revenues may materially and adversely affect our results of operations. See "—The revenue model for each of our online music and entertainment and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations", "—The revenue model we adopt for online games may not remain effective, causing us to lose game players, which may materially and adversely affect our business, financial condition and results of operations", "—The revenue model for our online dating is relatively new and may not remain effective, which may adversely affect our financial condition and results of operations" and "—The revenue model for our live game broadcasting business is relatively new and may not remain effective, which may adversely affect our financial condition and results of operations."

The revenue model for each of our online music and entertainment and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We operate an online music and entertainment platform using a virtual items-based revenue model whereby users can listen to music and access other forms of entertainment for free, and have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our online and entertainment revenues using this revenue model. In 2015, online music and entertainment contributed 56.3% of our total net revenues.

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

We generate a significant portion of our revenues from a limited number of popular online games on YY, primarily through selling of game tokens to users for their purchase of in-game virtual items. In 2015, the five most popular online games contributed approximately 41.0% of our total online game revenues, as compared to 36.1% in 2014, representing an increase in reliance on our top games. A majority of our popular online games are created by third party game developers under revenue-sharing arrangements that typically last one to two years, and which typically provide for automatic extension or renewal. A few of our online games are licensed to us by third party game developers under exclusive license arrangements. If we fail to maintain or renew these contracts on acceptable terms or at all, we may be unable to continue offering these popular online games, and our operating results will be adversely affected. For online games licensed to us under exclusive license arrangements, we also have to devote additional resources to promoting these games on our platform or licensing such games to the appropriate third party operators. If our users decide to access any of our online games through our competitors, or if they prefer other online games hosted by our competitors, our operating results could be materially and adversely affected.

Our revenues from online games accounted for 33.0%, 22.1% and 13.1% of our total net revenues in 2013, 2014 and 2015, respectively. We believe that most online games have a limited commercial lifespan. We must continually source new online games that appeal to our game players. Hence, we must maintain good relationships with our third party game developers to have access to new popular games with reasonable revenue-sharing or exclusive licensing terms. Under most of our current revenue-sharing and exclusive license arrangements, we retain a majority of the gross revenues generated from each particular game. In the future, we may not be able to achieve similarly attractive revenue-sharing or other commercial terms, which may adversely affect our net revenues. Additionally, we depend upon these third party game developers to provide the technical support necessary to operate their online games on our platform and to develop updates and expansion packs to sustain player interest in a game. Most of our third party game developers have limited operating histories and financial resources, and the contracts we enter into with them do not clearly provide for remedies to us in the event they fail to deliver the games or the promised updates and expansion packs as scheduled.

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

Our online education business is a challenging business line. If we fail to properly handle the issues we encounter in our operation, our revenues may be adversely affected.

Competition in the education market in China is intense. Traditional offline education institutions and practitioners are still the mainstream that appeals to most students. However, online education service providers have grown in number, size and popularity in the recent years, and are getting accepted by more and more students. Many traditional offline education service providers are also trying to start their online business. If we cannot provide services differentiated from these competitors, we may not attract or retain sufficient users and our financial condition and results of operations could be adversely affected.

A substantial part of our online education business is occupational training. Certain governmental regulators and industry self-regulators require that practitioners of certain occupations should obtain qualifications or certificates before practice. Most of these qualifications and certificates could be obtained through examinations hosted by those governmental regulators or industry self-regulators. Students purchase our occupational training services to increase their success rate in these examinations. If such governmental regulators or industry self-regulators decide to cease to require qualifications or certificates, or change the difficulty level or policy of the examinations, the sales of our occupational training services may be adversely affected.

We established our education business teams mainly through acquisitions of existing teams outside our company. The members of these existing teams may have different corporate culture and/or management philosophy. This may hinder such members’ integration into our company, which may result in low efficiency or unfavorable operation results.

We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

In 2013, 2014 and 2015, online advertising accounted for 9.0%, 4.0% and 1.1%, respectively, of our total net revenues. Although we have become less dependent upon online advertising revenues due to a shift in the majority of our revenues from online advertising to IVAS, our revenues still partly depend on the continual development of the online advertising industry in China and advertisers' allocation of budgets to internet advertising. In addition, companies that decide to advertise online may utilize more established methods or channels for online advertising, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be adversely affected.

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

We have granted employee stock options and other share-based awards in the past and are very likely to continue to do so in the future. We recognize share-based compensation expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP, which have had and may continue to have a material and adverse effect on our results of operations.

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 120,020,001 common shares. Under our 2011 share incentive plan, or the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. As of March 31, 2016, options to purchase 748,375 common shares, 10,519,032 restricted shares and 47,102,490 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The number of our average monthly active users increased by 25.1 million or 27.6% to 117.4 million for the three months ended December 31, 2014 and by 23.2 million or 19.8% to 140.7million for the three months ended December 31, 2015. The decline in growth rate was due to the increase in the base number of the average monthly active users, and despite that, we continued to attract higher levels of new monthly active users during such periods.

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

We face competition in several major aspects of our business, particularly from companies that provide social networking, online music and entertainment, online games and live game broadcasting services. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. In addition, competitors in some areas of our business may have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide integrated social networking, internet communication, online games and other products and services, and thereby increase their respective market shares. We may also face potential competition from global online social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies.

In relation to voice-enabled technology, several internet voice communication service providers in China, including iSpeak, Tencent's QQtalk and NetEase’s CC. In the online music and entertainment market, we compete with several domestic companies that are more focused on live music show or online KTVs, such as 9158.com, 6.cn and Changba.com. A number of PRC internet companies have recently entered or announced their intention to enter into this market, such as NetEase’s BoBo, Tencent’s Qxiu, Youku’s Laifeng, Yingke (Ingkee), and Baidu. In the live game broadcasting market, competition has intensified since the second half of 2014 following an inflood of venture capital investment. Our key competitors in live game broadcasting include DouyuTV.com, Panda.tv, Longzhu.com and Zhanqi.tv. As to the online dating business, several leading internet companies in China have also launched their services, among which Tencent’s Huayang and NetEase’s BoBo are our major competitors. For game hosting, our competitors include other major internet companies that host games, such as 37.com, 4399.com, Tencent, Qihoo 360 and other private companies.We also have various competitors in the online game media market in China. Duowan.com's primary competitor among game media websites is 17173.com. Furthermore, we compete with other internet companies that provide voice and video services to Chinese internet users.

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

An increasing number of users are accessing our platform through mobile devices, and we consider the rise of mobile-based business to be a general trend. We have been taking measures to expand our success from PC-based products and services to the mobile platform. Mobile YY, our music and entertainment mobile application introduced in 2010, has contributed 45.4% of the total revenue generated from our music and entertainment business in the forth quarter of 2015, compared to 14.4% in the same period of 2014. The ARPU of Mobile YY has reached RMB387.6 (US$59.8) in the fourth quarter of 2015, compared to RMB531.0 (US$82.0), the average ARPU of our whole music and entertainment business. We have also developed numerous mobile applications for other parts of our business. An important element of our strategy is to continue to develop and enhance mobile applications to capture a greater share of the growing number of mobile users.

Nevertheless, since the user experience and user habits on mobile devices are significantly different from those on PCs, there can be no assurance that we can succeed in adapting our products and services to the expectation of mobile users. If we are unable to attract and retain the increasing number of mobile users, or if we are slower than our competitors in developing attractive services adaptable for mobile devices, we may fail to capture a significant share of an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of mobile users, we may not be able to successfully monetize them in the future. For example, because of the inherent limitations of mobile devices, such as a smaller display screen space as compared to PCs, we may not be able to provide as many kinds of virtual items on our mobile applications as we can on YY Client, which may limit the monetization potential of mobile users.

Furthermore, as new mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing and updating versions of our products and services for use on these devices and operating systems, and we have devoted, and expect to continue to devote, significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our mobile applications may not work or be viewable on these devices. Meanwhile, new social platforms or services may emerge which are specifically created to function on mobile operating systems, whereas our platform was originally designed to be accessed from PCs. Such new entrants may operate more effectively on mobile devices than our mobile applications do.

Due to the increasing importance of mobile-based business, any of the above may have a material adverse effect on our business, financial condition and results of operations.

The development of mobile technology and applications as a substitute for PC-based technology and applications may adversely affect our existing business, and in turn our revenues and financial performance.

In recent years, the development of mobile technology and application, such as increased speed and stability of mobile network and enhancement of mobile devices, allows performers, content providers and other users to broadcast simply with a mobile device instead of relying on PC-based or other more complicated devices. Due to the portability and affordability of mobile devices, mobile broadcasting is more diversified and spontaneous as compared to online broadcasting on PC-based platforms. We believe that such innovation brings opportunities as well as challenges for our business.

We launched our mobile broadcasting application, ME Live, in February 2016, which competes with a few other mobile broadcasting applications, such as Yingke (Ingkee) released in 2015. Although we believe that our mobile application has some unique features and is competitive in the market, the industry is new and we expect the competition to be intensive. Since mobile broadcasting is more diversified and spontaneous, our experience in content organization and interaction on PC platforms may not satisfy the mobile users, we may hence fail to attract or retain such mobile users. There can be no assurance that we will be able to gain as significant a market share as we do on PC-based platform. Meanwhile, since the way to monetize mobile users is different from the way to monetize PC users, even if we are able to attract and retain a considerable number of mobile users, we may not generate as much revenue as we do on PCs.

Although we believe that users, including performers, are unlikely to entirely migrate to mobile applications and cease to use YY through PCs and that most of our mobile users also access our YY platform through PCs, we cannot assure you that the increasing usage of mobile application will not cause our users to cease accessing the YY platform from PCs. If a significant number of users migrate to mobile applications as a substitute for accessing the YY platform through PCs, or even turn to use mobile applications developed by our competitors, our business, results of operations and financial condition would be negatively affected.

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

Currently, we sell all of our IVAS to our users through third party online payment systems. In the year ended December 31, 2015, 96.0% of our total net revenues were derived from IVAS. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers' credit card numbers and personal information over public networks is essential to maintain consumer confidence.

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

In addition, there are currently only a limited number of third party online payment systems in China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our virtual items and other services, our results of operations may be materially and adversely affected.

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

Our real-time interactive social platform enables users to exchange information, generate content, advertise products and services, conduct business and engage in various other online activities. However, our platform does not require real-name registration by our users and because a majority of the communications on our platform is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platform. These issues exist on YY Client, YY.com, Duowan.com, 100.com and our other websites and mobile applications. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platform, and may be subject to similar fines and penalties in the future. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, if they find that we have not adequately managed the content on our platform, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Information Security and Censorship" and "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights."

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.

Third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement or other claims against us. In addition, content generated through our platform, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible on our music and entertainment platform, and online games being streamed live, recorded or made accessible on our live game broadcasting platform. We generated approximately 56.3% and 6.0% of our total net revenues in 2015 from online music and entertainment and live game broadcasting, respectively.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. For example, Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming the infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in the amount of RMB100 million. Although we believe that the claim is unjustified and commercially motivated, if the outcome of the proceeding is unfavourable to us, we may suffer considerable damage to our financial position and reputation. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. The "knows or should reasonably have known" element would be fulfilled under some statutorily specified circumstances. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after receiving notification from the legal right holders. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider's servers. On the other hand, to our knowledge, there is currently no precedent or settled court practice which provides clear guidance as to whether or to what extent a real-time online platform such as YY would be held liable for the unauthorized posting or live performances of copyrighted content by our users. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights."

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of December 31, 2015, we had registered 183 domain names, including YY.com, Duowan.com, Huya.com, 100.com, Chinaduo.com, Edu24oL.com and Zhiniu8.com, 188 software copyrights, 38 patents and 420 trademarks and service marks in China and overseas. In addition, as of December 31, 2015, we had filed 542 patent applications covering certain of our proprietary technologies and 233 trademark applications in China and overseas.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, our executive officers and key employees hold the equity interests in Beijing Tuda Science and Technology Co., Ltd., or Beijing Tuda, Guangzhou Huaduo Network Technology Co., Ltd., or Guangzhou Huaduo, and Beijing Bilin Online Information Technology Co., Ltd., or Bilin Online, our PRC consolidated affiliated entities. In particular, Mr. David Xueling Li, our co-founder, chief executive officer and director, owns 97.7% of Beijing Tuda's equity interests and 100% of Bilin Online’s equity interests. Mr. Li and Beijing Tuda also own approximately 0.5% and 99.0% of Guangzhou Huaduo's equity interests, respectively, with 0.44% owned by Mr. Jun Lei, our co-founder and chairman. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities' equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China's legal system. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any sever or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. For example, in the first quarter of 2015, we acquired 70% of the equity interests in Shanghai Beifu Culture Communication Co., Ltd., or Shanghai Beifu, which principally engages in providing e-commerce platform to professional game teams and commentators, and we believe such acquisition could enrich our live game broadcasting business. Past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders' approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2015. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are a Cayman Islands company and our PRC subsidiaries, Guangzhou Huanju Shidai Information Technology Co., Ltd., or Guangzhou Huanju Shidai, and Huanju Shidai Technology (Beijing) Co., Ltd., or Beijing Huanju Shidai, are each considered a wholly foreign owned enterprise. We conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Beijing Huanju Shidai, our major PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda, and Guangzhou Huaduo and Beijing Tuda's shareholders. As a result of these contractual arrangements, we exert control over our major PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the consolidated affiliated entities are attributed to us. In addition, we conduct the Bilin business, a mobile instant communication application and its related business line, through contractual arrangements among our PRC subsidiary, Bilin Changxiang, our PRC consolidated affiliated entity, Bilin Online, and Bilin Online’s shareholder. For a detailed description of these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda."

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

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or PRC consolidated affiliated entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC consolidated affiliated entities, shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC consolidated affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities. Our PRC consolidated affiliated entities contributed substantially all of our consolidated net revenues in the years ended December 31, 2013, 2014 and 2015.

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

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC consolidated affiliated entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC consolidated affiliated entities are owned directly by Messrs. David Xueling Li and Jun Lei, between whom certain shareholders are our co-founders and chief executive officer. For additional details on these ownership interests, see "—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services" and "Item 4. Information on the Company—A. History and Development of the Company." However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of our PRC consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us."

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2016, our management group—including Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Jun Lei, our co-founder and chairman, and Mr. Rongjie Dong, our executive vice president,—and their respective affiliates, beneficially own an aggregate of 35.8% of our outstanding shares and 84.1% of the total voting power. Messrs. Li and Lei and Beijing Tuda together hold 99.94% of the equity interest in Guangzhou Huaduo and Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Guangzhou Huaduo and Beijing Tuda are our major variable interest entities. Our management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Messrs. Li and Dong could violate the terms of their non-compete or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders. Additionally, Mr. Jun Lei, our co-founder, chairman and shareholder who owned 17.5% of our outstanding shares as of March 31, 2016, is active in making investments in internet companies in China. Mr. Lei currently holds direct and indirect interests in Xiaomi and iSpeak, which competes with certain of our lines of business, and other entities which may have businesses that compete with ours. Xiaomi is a mobile phone and smart appliances manufacturer and internet value-added service provider directly invested by Mr. Lei, which has started offering online performance and live broadcasting services recently. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software.

He may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. Although we adopted a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors such as Mr. Lei may materially and adversely affect our business operations. For more information regarding the beneficial ownership of our company by our principal shareholders, see "Item 6. Directors, Senior management and Employees—E. Share Ownership."

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our major PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda, such entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If either Guangzhou Huaduo or Beijing Tuda goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Guangzhou Huaduo or Beijing Tuda undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entities' shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Beijing Huanju Shidai, our wholly owned subsidiary in China, and the shareholders of Guangzhou Huaduo, Beijing Tuda and Bilin Online, our variable interest entities, or VIEs, each shareholders of each variable interest entities agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE's performance of their obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAIC. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Beijing Huanju Shidai represents 100% of the registered capital of Guangzhou Huaduo and Beijing Tuda, and those pledged to Bilin Changxiang represents 100% of the registered capital of Bilin Online. The equity interest pledge agreements with each of the VIEs' shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

The internet industry in China is highly regulated. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation." Guangzhou Huaduo, as our PRC consolidated affiliated entity, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services. For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. An online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. Prior to February 2016, an educational website operator shall obtain approvals from the local education authorities. Prior to July 2010, specific approvals on online bulletin board services were also required for the provision of BBS services. Guangzhou Huaduo has obtained a valid ICP License for provision of internet and mobile network information services, an Internet Culture Operation License for online games and music products, and an Internet Publishing License for publication of online games and mobile phone games. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. On January 17, 2013 and January 16, 2014, we were granted permission by relevant authorities to provide online education content on edu.YY.com and 100.com, respectively. In the fourth quarter of 2014, we acquired Beijing Huanqiu Xingxue Technology Development Co., Ltd., or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., or Beijing Chuangzhi, which operate Edu24oL.com, an online education website that is an online vocational training and language training platform, and Beijing Xingxue holds an ICP License and a Publication Operating License for the operation of Edu24oL.com. These licenses or permits are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

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

Guangzhou Huaduo and Beijing Tuda are our major variable interest entities. Messrs. David Xueling Li, Jun Lei, and Beijing Tuda, together hold 99.94% of the equity interest in Guangzhou Huaduo and Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Besides Guangzhou Huaduo and Beijing Tuda, Bilin Online is also our variable interest entity, which was acquired in August 2015 and is currently 100% held by Mr. Li. Messrs. Li and Lei are co-founders and shareholders of our company. The interests of Messrs. Li and Lei as the controlling shareholders of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of our VIEs may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, Messrs. Li and Lei will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Messrs. Li and Lei may breach or cause Guangzhou Huaduo, Beijing Tuda and Bilin Online and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Messrs. Li and Lei may encounter in his capacity as a shareholder or director of our VIEs, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Messrs. Li and Lei to cause them to transfer all of their equity ownership in Guangzhou Huaduo, Beijing Tuda or Bilin Online to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huaduo, Beijing Tuda or Bilin Online could then appoint a new director of Guangzhou Huaduo, Beijing Tuda or Bilin Online to replace the existing directors. In addition, if such conflicts of interest arise, Beijing Huanju Shidai, our wholly owned PRC subsidiary, could also, in the capacity of attorney-in-fact for Messrs. Li and Lei as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huaduo or Beijing Tuda to replace the existing directors. The same mechanism is also applicable to Bilin Online. We rely on Messrs. Li and Lei to comply with the laws of China, which protect contracts and provide that co-founders and chief executive officer owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. We also rely on Messrs. Li and Lei to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view toward our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Messrs. Li and Lei, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our third party game developers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties' legal rights or violate any regulatory requirements. We regularly identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at approximately 36 different locations for daily operations and certain other properties serving as dormitories and canteens in China, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, renewed its qualification as a high and new technology enterprise, or HNTE, as of December 3, 2013 and, subject to the approval of an annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for three years, from 2013 through 2015. Guangzhou Huaduo has applied for and obtained the preferential tax treatment with Guangzhou State Tax Bureau, but the high and new technology enterprise qualification was only effective until December 03, 2016. Guangzhou Huaduo will be subject to apply for the renewal of HNTE in 2016. In addition, Guangzhou Huanju Shidai has been recognized as a software enterprise since 2013, and is therefore entitled to a two-year exemption from enterprise income tax followed by three years at 50% of the standard enterprise income tax rate starting from 2014, the first profit-making year. However, if either Guangzhou Huaduo or Guangzhou Huanju Shidai fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25%, which could materially and adversely affect our financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, subsequently amended, that are commonly referred to as the M&A Rules. See "Item 4. Information on the Company—B. Business Overview—PRC Regulation—New M&A Regulations and Overseas Listings." The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress on August 30, 2007 which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.5 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$61.7 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion (US$0.3 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$61.7 million) within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises with "national security" concerns.

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

Our PRC resident shareholders, Messrs. David Xueling Li and Jun Lei, had registered with the local SAFE branch in relation to our existing private placement financings by the end of 2011 as required by the SAFE regulations, and had subsequently filed amendments to update their registrations reflecting shareholding changes in our company resulting from our initial public offering in March 2015. Since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its interpretation and implementation, and we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations, including but not limited to any delay in subsequent filings, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2015, appropriations to statutory reserves amounting to RMB56.5 million were made by five of our PRC consolidated affiliated entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our common shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

It is likely that we would be considered ultimately controlled by Chinese parties, as our management group, including Mr. David Xueling Li, our co-founder, chief executive officer and director, Mr. Jun Lei, our co-founder and chairman, Mr. Rongjie Dong, our executive vice president, and their respective affiliates, together beneficially own an aggregate of 35.8% of our outstanding shares and 84.1% of the total voting power of our company as of March 31, 2016. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the Internet content and other Internet value-added service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all, and our business and financial condition may be materially and adversely affected.

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

Risks Related to Our ADSs

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.

On July 9, 2015, our board of directors received a non-binding proposal letter from Mr. Jun Lei, the chairman of our board of directors, and Mr. David Xueling Li, our director and chief executive officer (together, the “Buyer Group”), proposing a “going-private” transaction to acquire all of our outstanding common shares not already beneficially owned by the Buyer Group for US$68.50 in cash per ADS. The proposed purchase price represents a premium of approximately 17.4% to the closing trading price of our ADS on July 8, 2015, the last trading day prior to the date of the going-private proposal. Our board of directors has formed a special committee consisting of three independent and disinterested directors, Mr. Peter Andrew Schloss, Mr. David Tang and Mr. Peng Tsing Ong, to consider the “going-private” proposal. There can be no assurance that the going private transaction will continue to be pursued, approved by sufficient affirmative vote or consummated.

As of March 31, 2016, the Buyer Group beneficially owned approximately 34.9% of all our issued and outstanding shares, representing approximately 83.6% of the aggregate voting power. The going private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the buyer group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The daily closing trading prices of our ADSs ranged from US$51.44 to US$80.66 in 2015. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies' securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the number of our registered or active users;

•	fluctuations in the number of paying users or other operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry;

•	potential litigation or regulatory proceedings or changes: and

•	the proposed acquisition of all of our outstanding shares not already beneficially owned by the Buyer Group in a proposed going private transaction.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2016, we had 1,098,859,244 common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States holder of our ADSs or common shares to significant adverse United States income tax consequences.

We will be classified as a "passive foreign investment company," or "PFIC" for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Guangzhou Huaduo, Beijing Tuda and Bilin Online as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Assuming that we are treated as owning Guangzhou Huaduo, Beijing Tuda and Bilin Online for United States federal income tax purposes, we do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2015, and do not anticipate becoming a PFIC in future taxable years. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations") may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a "mark-to-market" election or electing to treat a PFIC as a "qualified electing fund." However, U.S. holders will not be able to make an election to treat us as a "qualified electing fund" because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. holders to make such election. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares if we are treated as a PFIC for our current taxable year ending December 31, 2016 or any future taxable year (including the possibility of making a "mark-to-market" election and the unavailability of an election to treat us as a qualified electing fund). For more information see "Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2016, our management group, including Messrs. David Xueling Li, Jun Lei and Rongjie Dong and their respective affiliates, beneficially own an aggregate of 35.8% of our outstanding shares representing 84.1% of the total voting power and have considerable influence over all matters requiring a shareholders' vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are a company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of a Cayman Islands company may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

In November 2007, we established Duowan Entertainment Corporation, or Duowan BVI, in the BVI. In March 2008, we established Huanju Shidai Technology (Beijing) Co., Ltd., formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd., or Beijing Huanju Shidai, which is wholly owned by Duowan BVI. Beijing Huanju Shidai purchased all the equity interests in Guangzhou Duowan from Duowan (Hong Kong) Limited in August 2008, and entered into a series of contractual arrangements with Guangzhou Huaduo and its shareholders through which Beijing Huanju Shidai exercises effective control over the operations of Guangzhou Huaduo. Duowan (Hong Kong) Limited was deregistered as a company and ceased to operate in May 2010.

In December 2008, Duowan BVI entered into an agreement with Morningside Technology Investments Limited and two individuals, through which Duowan BVI purchased all the equity interests in NeoTasks Inc. from Morningside Technology Investments Limited.

In March 2009, Beijing Huanju Shidai entered into an agreement with NeoTasks New Age International Media Technology (Beijing) Co., Ltd., or NeoTasks Beijing, through which NeoTasks Beijing was merged into Beijing Huanju Shidai. After the merger and additional capital contribution, Beijing Huanju Shidai became 96.5% held by Duowan BVI, and 3.5% held by NeoTasks Limited (formerly known as Enlight Online Entertainment Limited), a Hong Kong company, which in turn was the shareholder of NeoTasks Beijing before the merger. NeoTasks Limited is 100% owned by NeoTasks Inc., a Cayman Islands company. In August 2009, Guangzhou Duowan was renamed Zhuhai Duowan Information Technology Co., Ltd.

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

Our current holding company, YY Inc., was incorporated in July 2011 as a limited liability company in the Cayman Islands. The corporate affairs of YY Inc. are governed by the memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. Through a share exchange on September 6, 2011, the shareholders of Duowan BVI exchanged all of their outstanding common and preferred shares in Duowan BVI for common and preferred shares of YY Inc. on a pro rata basis. No additional consideration was paid in connection with the share exchange. As a result, Duowan BVI became a wholly owned subsidiary of YY Inc.

In October 2013, we established Guangzhou Juhui Information Technology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In November 2013, we established Zhuhai Huanju Shidai, which is 100% directly owned by NeoTasks Limited.

In April 2014, we established Guangzhou Huanju Media Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In September of 2014, Guangzhou Huaduo acquired 100% of the equity interests in Guangzhou Zhuque Information Technology Co., Ltd., which engages in online game development.

In the fourth quarter of 2014, Guangzhou Huaduo acquired 100% of the equity interests in Beijing Huanqiu Xingxue Technology Development Co., Ltd, or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., which operate the online education website Edu24oL.com, an online vocational training and language training platform. In addition, we acquired 100% of the equity interests in Zhengrenqiang and His Partners Education Technology (Beijing) Co., Ltd., which was later renamed 100-Online Education Technology (Beijing) Co., Ltd., a company specializing in providing preparation courses for the International English Language Testing System, or IELTS, which is an English language proficiency test, and Beijing Dubooker Culture Communication Co., Ltd., a language education publisher.

In the first quarter of 2015, Guangzhou Huaduo acquired 70% of the equity interests in Shanghai Beifu Culture Communication Co., Ltd., or Shanghai Beifu, which principally engages in providing e-commerce platform to professional game teams and commentators. Shanghai Beifu established two wholly-owned subsidiaries, Shanghai Lanyu Trading Co., Ltd. and Shanghai Fulan Electronic Technology Co., Ltd., in August 2015, to expand and assist the e-commerce business of Shanghai Beifu.

In the first quarter of 2015, Duowan BVI established and became a limited partner holding 93.5% equity interests of, Engage Capital Partners I, L.P., which is a private equity fund registered in the Cayman Islands. In June 2015, as a limited partner holding 93.5% equity interests, Guangzhou Huaduo established Shanghai Yilian Equity Investment Partnership (Limited Partnership), a private equity fund registered in China.

In May 2015, we established Zhuhai Huanju Interactive Entertainment Technology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In July 2015, we established Guangzhou Huanju Electronic Commerce Co., Ltd., which aims to engage in e-commerce business as a wholly owned subsidiary of Guangzhou Huaduo.

In August 2015, Duowan BVI acquired 55.05% of the equity interests in BiLin Information Technology Co., Ltd., or BiLin Cayman, a company incorporated in the Cayman Islands that develops and operates instant voice chatting applications for mobile devices. BiLin Cayman is the sole shareholder of BiLin Information Technology Co., Limited, which is in turn the sole shareholder of Beijing Bilin Changxiang Information Technology Co., Ltd., or Bilin Changxiang. Bilin Changxiang entered into a series of contractual arrangements with Beijing Bilin Online Information Technology Co., Ltd., or Bilin Online, and its shareholders, through which Bilin Changxiang exercises effective control over the operations of Bilin Online.

Through a series of share transfer transactions in the third quarter of 2015, Beijing Xingxue acquired 100% of the equity interests in Beijing Yunke Online Technology Development Co., Ltd., a company in the online education industry.

Zhuhai Huanju Shidai ceased to operate in 2015 and was deregistered as a company in March 2016.

We currently own the domain names of YY.com, Duowan.com, 100.com, Huya.com, Edu24ol.com and Zhiniu8.com. Our YY platform, including YY.com, is jointly operated by personnel from Guangzhou Huaduo and Zhuhai Duowan.

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

On May 4, 2014 and March 5, 2015, respectively, our board of directors approved two share repurchase programs, or the Share Repurchase Programs, pursuant to which we may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$100 million for each share repurchase program in total of the our outstanding ADSs for a period not exceeding twelve (12) months from the date of approval by board of directors. For the year ended December 31, 2015, we had repurchased under the Share Repurchase Program an aggregate of 3.1 million ADSs, representing 61.9 million Class A common shares at an average price of US$54.8 per ADS, or US$2.7 per Class A common share, for aggregate consideration of US$169.5 million.

On July 9, 2015, our board of directors received a non-binding proposal letter from Mr. Jun Lei, the chairman of our board of directors, and Mr. David Xueling Li, our director and chief executive officer (together, the “Buyer Group”), proposing a “going-private” transaction to acquire all of our outstanding common shares not already beneficially owned by the Buyer Group for US$68.50 in cash per ADS. The proposed purchase price represents a premium of approximately 17.4% to the closing trading price of our ADS on July 8, 2015, the last trading day prior to the date of the going-private proposal. Our board of directors has formed a special committee consisting of three independent and disinterested directors, Mr. Peter Andrew Schloss, Mr. David Tang and Mr. Peng Tsing Ong, to consider the “going-private” proposal.

In late November 2015, our principal executive offices moved to our previously purchased offices located at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People's Republic of China. Our telephone number at this address is +(86 20) 8212 0000. Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures" for a discussion of our capital expenditures and divestitures.

B. Business Overview

Overview

YY is a revolutionary interactive social platform that engages users in real-time online group activities through voice, video and text on PCs and mobile devices. YY also empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including music shows, online games, dating shows, live game broadcasting and e-learning. With a capacity to support over one million participants concurrently, YY offers users a more immersive, enriching and engaging entertainment experience through its large social community. YY attracted 140.7 million average monthly active users in the three months ended December 2015.

Founded as an online game web portal in 2005, our company has transformed into a multifaceted social platform in the past decade. In July 2008, YY launched its core product YY Client, a PC-based free software that allows users to create individual channels for any online live social gathering that covers a broad range of interests and topics. To increase the accessibility and usage of YY Client, we introduced a mobile application, Mobile YY, in September 2010 and a browser-based version of our services in October 2012. To accelerate the monetization of our mobile platform, we introduced virtual item purchase functions on Mobile YY in October 2013. In February 2014, we expanded our original education business by launching a dedicated education platform, 100 Education. In the fourth quarter of 2014, we acquired two education businesses, respectively focusing on online professional training and English language test preparation, to further expand our educational services offerings. Since the beginning of 2015, we have been operating our live game broadcasting business under a stand-alone brand, Huya, which includes Huya.com and its corresponding mobile application Huya Live. In August 2015, we launched a new brand, Zhiniu, with its own domain name Zhiniu8.com and mobile application Zhiniu Finance, for the finance channel of our platform. In February 2016, we released our mobile broadcasting application, ME Live, which allows users to perform and make broadcasts with a single mobile device. We also operate Duowan.com, a leading game media website in China that provides access to and interactive resources for online games.

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

Our total net revenues were RMB1,823.5 million, RMB3,678.4 million and RMB5,897.2 million (US$910.4 million) in 2013, 2014 and 2015 respectively. We had a net income of RMB477.7 million, RMB1,064.5 million and RMB998.3 million (US$154.1 million) in 2013, 2014 and 2015 respectively.

The YY Platform

Our YY platform integrates YY Client, web-based YY, and related mobile applications. Our users can access contents on the YY platform by using any of the aforementioned products.

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

The first version of YY Client, launched in July 2008, had voice-enabled features that allowed online game players to communicate with large groups of fellow gamers on a real-time basis. Game players typically organize various guilds for players to discuss gaming strategies and communicate with each other in a team setting. Such online guilds, which can consist of up to thousands of players, built their own channels on YY Client to communicate with fellow guild members in real time when playing games online. Gradually, we further developed and tailored YY Client in response to the market need for a platform enabling large groups to gather, meet and socialize in real time online, and turned it into the rich communication social platform that it is today. We introduced live video-enabled channels beginning in late 2011 and have since applied video features to all our channels.

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

Web-based YY

We extended our platform to web browsers in October 2012. Web-based YY enables users to conduct real-time interactions through web browsers without requiring any downloads or installations. Web-based YY optimizes YY technology for the web, transcending the limitations of operational systems and enabling real-time communications on the web by simply clicking on a link. To date, users can visit YY.com, Huya.com and Zhiniu8.com to browse and watch various categories of live broadcasts and other contents on the YY platform.

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

To better accommodate the increasing demands of our users to access more content on our platform, we developed a number of mobile applications, each of which dedicates to a specific type of content. For instance, we launched YY broadcasting application, which was rebranded to Huya, for live game broadcasting in 2014, Xunhuan application for online dating in January 2015, Zhiniu Finance application for finance in November 2015. Users can access the YY platform through all these mobile applications, and retrieve contents most suitable to individual preferences and interests. We will continue to focus on developing enhanced features for our mobile applications going forward.

Contents on the YY Platform

Channels on the YY Platform

By using any of the YY Client, web-based YY or related mobile applications, users can create individual channels for any live social gathering covering a broad range of interests and topics. YY platform enables users to create channels to cover new topics and interests, gain a fast growing audience base and emerge as the popular channels.

Currently, the most popular channel topics include the following:

•	Music and Entertainment. Users gather on YY channels to participate in a range of music and entertainment activities, such as singing, dancing and talk shows. Beginning in March 2011, we started offering various virtual items for sale in our online music and entertainment channels. We have expanded our virtual item offerings, and in turn, revenues, from online music and entertainment. Currently, music and entertainment is the largest contributor to our total revenues. In early 2015, we introduced i-Fun, a new mode of music and entertainment activity in which we invite popular celebrities to sing, chat and play party games with both scene audience and online fans in a real-time manner.

•	Games. YY channels are a popular live online communication tool for several major types of online games, such as massive multiplayer online games, first person shooter games and real-time strategy games. Game players gather on YY channels for in-game real-time exchanges and to share game-playing tips, discuss strategies, game walk-throughs and guides, and organize guild-related social events.

•	Dating. Users host and participate dating shows on a virtual stage through live video and audio communication, during which the participants and the audience can purchase and give virtual gifts to the host or other participants. The format of our online dating is based on a popular dating TV show in China. Launched in November 2013, it has already become the third largest contributor to our revenues in 2014.

•	Game Broadcasting. Users livestream playthroughs of online games in a casual environment or during competitions. Professional game teams and commentators often attract more viewers, who may show support and appreciation by purchasing and giving virtual items to the commentators.

•	Education. Our users host and participate in live lectures or personal tutoring sessions on a range of subjects using a wide variety of teaching tools we provide, including video, PowerPoint, white board, screen shots and Q&A sessions. The most popular subjects include foreign language education, professional certificate training, such as construction engineering, finance and accounting, and medical training.
54

•	Finance. Users interested in finance and investment can interact with other users, including financial experts on YY channels. YY channels allow users to discuss investment-related topics, including stock market trends and investment basics.

Organization and Management of Channels

To help our users navigate and explore the channels on YY platform, we created online catalogs grouped by topics and common interests for users to browse. Within each group, the channels are then ranked by popularity. These online catalogs are also searchable by keywords, which makes it easier for users looking to explore social groups beyond their usual channels to find and join other channels that touch upon different interest areas.

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

Branding and Marketing

Branding Strategy

We consider the branding of our products and services a crucial task. We use YY as the general brand for our company and for our core product. At the same time, we also set up stand-alone brands for those products and services which have good potential in their vertical area. Each of our stand-alone brands, such as Huya, 100 Education and Zhiniu, has its dedicated branding team to promote the brand in a way most suitable to the related business.

Marketing Activities

Historically, we have incurred minimal marketing expenses for our platform and have built a large community of users primarily through viral marketing, with word of mouth referrals and repeat user visits ultimately driven by user experience. Nowadays, we employ a variety of marketing activities to further promote our platform, including advertising on news and social network media, search engines and web portals, cooperating with application distributors and hardware manufacturers, as well as participating and sponsoring offline exhibitions and industry summits.

Seasonality

Our results of operations of various products and services are subject to seasonal fluctuations. However, seasonal fluctuations have not posed material operational and financial challenges to us, as such periods tend to be brief and predictable.

Competition

We face competition in several major aspects of our business, particularly from companies that provide online social networking, internet communication and online games. We also compete for online advertising revenues with other internet companies that sell online advertising services in China.

Social connectivity and communications. In relation to voice-enabled communication tools, there are several internet voice communication service providers in China, including iSpeak, Tencent's QQtalk and NetEase’s CC. We also face potential competition from global social networking service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies. We compete with other internet companies that provide real-time voice and video services to Chinese internet users, as well.

Online music and entertainment. We compete with several domestic companies in the online music and entertainment market, including 9158.com, 6.cn and Changba.com. Additionally, a number of Chinese internet companies have recently entered or announced their intention to enter into the music and entertainment market, such as NetEase’s BoBo, Tencent’s Qxiu, Youku’s Laifeng, Yingke (Ingkee), and Baidu.

Live game broadcasting. Game broadcasting is a relatively new market. We were one of the first platforms that offered this service in early 2013 and have become the market leader in terms of number of users soon after. However competition in this market has intensified since the second half of 2014 following an inflood of venture capital investment. In order to maintain our market-leading position, we expect to invest heavily in enhancing our product offerings and user experience in this area. Our key competitors in this market are DouyuTV.com, Panda.tv, Longzhu.com and Zhanqi.tv.

Online dating business. We were one of the earliest providers of this type of service. Since then, several leading internet companies in China have also launched their services, among which Tencent’s Huayang and NetEase’s BoBo are our major competitors.

Online game media and hosting. We have various competitors in the online game media market in China. Duowan.com's primary competitor among game media websites is 17173.com. For game hosting, our competitors include other major internet companies that host games, such as 37.com, 4399.com, Tencent, Qihoo 360 and other private companies.

Technology

We believe we are an industry leader in providing large-scale quality multi-user voice- and video-enabled online services in China, and we intend to continue to update our technology to maintain this leadership position.

Features and Advantages

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

Large, dedicated cloud-based network infrastructure

Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 21,000 servers which are hosted in the data centers we lease from third parties throughout the country as of December 31, 2015. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China with ease and speed.

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

Content management and monitoring

YY platform and Duowan.com all contain user-generated content, which we are required to monitor for compliance with PRC laws and regulations. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system are in compliance with applicable laws and regulations. They are aided by a program designed to periodically sweep our platform and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords are automatically filtered by our program and cannot be successfully posted on our platform. Thus we are able to minimize offending materials on our platform and to remove such materials promptly after they are discovered. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform."

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

Research and Development Team

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. As of December 31, 2015, our research and development team consisted of 1,739 members. All of our service programs are designed and developed internally, including various interactive technologies. We expect to continue to develop all of our core technologies in-house.

Our research and development team currently works on both back-end and front-end development of our products and services, including (a) the continuous improvement of our core audio and video data processing and streaming technologies, (b) the enhancement of network and server structures, data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (c) the creation of new features and functions to meet the demand of our users in various business lines, including but not limited to PC-desktop, web and mobile applications, channel templates and virtual items.

Operation and Maintenance Team

As of December 31, 2015, approximately 149 technicians are dedicated to monitoring and maintaining our network infrastructure 24 hours a day, seven days a week. Our operation and maintenance team checks the voice and video data quality received by various users, the quality of user experience on our platform and the proper functioning of our server equipment in our network, as well as contacting internet data center hosts to fix any issues located through such checks. Having launched more diversified and complex products and services for an increasing number of users, we raised new challenges to our operation and maintenance team, and rely on them to continue to provide full voice- and video-enabled live social interactions to our users.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others. As of December 31, 2015, we had registered 183 domain names, including YY.com, Duowan.com, Huya.com, 100.com, Chinaduo.com, Edu24oL.com and Zhiniu8.com, 188 software copyrights, 38 patents and 420 trademarks and service marks in China and overseas. In addition, as of December 31, 2015, we had filed 542 patent applications covering certain of our proprietary technologies and 233 trademark applications in China and overseas.

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

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000 and have been subsequently amended respectively on July 29, 2014 and February 6, 2016, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between "basic telecommunications services" and "value-added telecommunications services." According to the Catalog of Telecommunications Business (2015 Amendment), implemented on March 1, 2016 attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently, through Guangzhou Huaduo, our PRC consolidated affiliated entity, hold an ICP license, a sub-category of the value-added telecommunications business operation license, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT on February 10, 2012.

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

To comply with such foreign ownership restrictions, we operate our online social platform and online game businesses in China through Guangzhou Huaduo, which is owned by several PRC citizens and Beijing Tuda. Beijing Tuda is owned by Mr. David Xueling Li. Guangzhou Huaduo and Beijing Tuda are both controlled by Beijing Huanju Shidai through a series of contractual arrangements. Similarly, we operate our Bilin business through contractual arrangement among Bilin Changxiang, Bilin Online and its shareholder. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements." Moreover, Guangzhou Huaduo is the registered holder of a majority of the domain names, trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC legal counsel Fangda Partners' understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

Since the Internet Publication Measures has been in place for more than thirteen years, on February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television and the MIIT decided to further regulate order in network publication services management, and issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016 and replaced the Internet Publication Measures. According to the Network Publication Measures, engagement in network publication services must be approved by the competent administrative department for publications and a Network Publication Services Permit must be obtained. Pursuant to the Network Publication Measures, network publication services refer to the use of information networks to provide the public with network publications, and network publications refer to digital works provided to the public through the use of information networks that have characteristics of publication such as editing, creation, or processing. In addition, before online games are published to the public, an application must be put forward with the competent administrative departments for publication, and upon verification and consent, such online games are to be reported to the State Administration of Press, Publication, Radio, Film and Television.

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

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online gaming industry, and granted the GAPP the authority to issue approvals for the internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (b) subject to the MOC's overall administration, GAPP is responsible for the pre-examination and approval of the internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of GAPP, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions. On November 7, 2011, Guangzhou Huaduo obtained an Internet Publishing License for the publication of online games and mobile phone games. The online games we currently offer are domestically produced games, and are published by third parties qualified to publish online games. As of March 31, 2016, approximately 46% of the online games available on YY Client were filed with the GAPP as electronic publications, and the others were still undergoing the filing process.

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

On August 18, 2009, the MOC promulgated the Notice on Strengthening and Improving the Content Review of Online Music, or the Online Music Notice. According to the Online Music Notice, only "internet culture operating entities" approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring. On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Content Management of Online Music, which stiputed that operating entities shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards.

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

Online Education Services

On July 5, 2000, the Ministry of Education promulgated the Measures for the Administration of Educational Websites and Online Schools, or Educational Websites Measures. Accordingly, an entity that operates educational websites and online schools is required to obtain prior approval from the competent administrative educational authorities. Educational websites are defined as institutions which establish online information databases by collecting, editing and storing educational information or establish online platform and search tools for educational purposes, and which provide public educational information to website visitors or users through the internet or educational TV stations. These measures also include specific provisions regarding the qualifications and procedures for obtaining the approval for operating educational websites. We currently offer some education-related services on our platform and have obtained approval from relevant authorities to provide online education content on edu.YY.com and 100.com, on January 17, 2013 and January 16, 2014, respectively.

On February 3, 2016, the State Council promulgated the Decision on Cancelling the Second Group of 152 Administrative Approval Items Designated by the Central Government for Implementation by Local Governments, which cancelled the approval for educational websites and online schools required under Educational Websites Measures.

Regulation on Advertising Business and Conditions on Foreign Investment

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People's Republic of China, promulgated by the Standing Committee of the National People's Congress on October 27, 1994 and amended on April 24, 2015 and effective since September 1, 2015;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•	Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

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

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2015, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Patents

The National People's Congress adopted the Patent Law of the People's Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2015, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

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

To further clarify some key internet copyright issues, on December 27, 2012, the PRC Supreme People's Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties' information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement. If an internet information service provider can prove that it has only provided network services through automatic access, automatic transmission, data storage space, search functions, links, document sharing technology, etc., and thereby argues that it has not been involved in any alleged joint infringement, the PRC court shall find in favor of such internet information service provider. If an internet information service provider fails to delete, block, disconnect or take other necessary measures, or if it provides technological support or other aid when it knows or should have known of the network user's infringement on the information network transmission right, the PRC court shall find that such aid constitutes contributory infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to its findings on the degree of fault of the internet information service provider. The fault of the internet information service provider is determined according to various criteria, including situations where such provider knew or should have known of the network user's infringement against third party's information network transmission right. If an internet information service provider can prove it has adopted fairly reasonable and effective technological measures, and yet still finds it difficult to discover infringement against information network transmission conducted by the network user, the PRC court shall find such provider to be not at fault. Where an internet information service provider promotes popular video and films through setting up a list, directory, index, descriptive paragraph, briefing or other means of recommendation, and the public can download, browse or acquire them through other methods directly from the internet information service provider's webpage, the PRC court may find that such provider knew of the network user's infringement on the information network transmission right of others.

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

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name ".cn." On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. For the number of domain names we registered as of December 31, 2015, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001and 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2015, see "Item 4. Information on the Company—B. Business Overview—Intellectual Property."

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

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections (2011 amendment), which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

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

Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

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

We have completed the foreign exchange registration of PRC resident shareholders of Guangzhou Huaduo, as required by SAFE Circular 37, for our financings that were completed before the end of 2010. The SAFE Circular 37 registration in relation to the issuance of common shares to Tiger Global Six YY Holdings was completed on February 6, 2012. Our PRC resident shareholders further updated their SAFE Circular 37 registrations in March 2015 to reflect shareholding changes in our company resulting from our initial public offering.

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

Value Added Tax

On January 1, 2012, the State Administration of Taxation officially launched a pilot VAT reform program ("Pilot Program"), applicable to businesses in selected industries. Taxable income derived from the businesses in the Pilot Program is subject to VAT in lieu of business tax. The Pilot Program initially applied only to transportation industry and "modern service industries" ("Pilot Industries") in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of "cultural and creative services", are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. In addition, the Supplementary Notice on Several Tax Policies in Relation to the Scope of VAT-able and Other Matters in the Transportation and Selected Modern Service Sectors under the VAT Reform Pilot Program, Caishui [2012] No. 86, or Circular 86, which was issued in December 2012, further defines the application scope of relevant industries and specifies that, starting from December 1, 2012, website operation services provided by website owners for non-self-owned online games are taxed as “Information System Services,” and therefore would also be subject to the VAT tax rate as 6%. Going forward, in Guangdong province, we will pay the pilot VAT instead of business taxes for our advertising activities, operating services for online games not owned by us and for any other parts of our business that are deemed by the competent state tax authorities to be in the scope of the Pilot Industries.

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. Except for online games revenues, IVAS revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Other revenues, including online games revenues, are subject to VAT for the years ended December 31, 2013, 2014 and 2015.

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

C. Organizational Structure

The following diagram illustrates our corporate structure:

(1)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chief executive officer and director, owns 97.7% of Beijing Tuda's equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Beijing Tuda.”

(2)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. Jun Lei, our co-founder and chairman, Mr. David Xueling Li and Beijing Tuda own approximately 0.44%, 0.5% and 99.0% of Guangzhou Huaduo's equity interests, respectively, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Huaduo.”

(3)	Bilin Online is our PRC consolidated affiliated entity. Mr. David Xueling Li owns 100.0% of Bilin Online 's equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Bilin Online.”

(4)	Duowan BVI and Guangzhou Huaduo is the limited partner of Engage L.P. and Shanghai Yilian, respectively.

D. Property and Equipment

In November 2015, our principal executive offices were relocated to our previously purchased commercial premises in Panyu District, Guangzhou, China, which comprise approximately 30,574 square meters. This facility currently accommodates our management headquarters, principal development, engineering, sales and marketing, human resources and administrative activities. We also have a branch office in Beijing focusing on research and development, a branch office in Zhuhai focusing on games related businesses, and a representative office in Shanghai that handles advertising-related matters. We lease these relatively small premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed.

In August 2015, we acquired the use right of a parcel of land located at Pazhou, Haizhu District, Guangzhou, China. This land and its adjacent areas are designated by the Guangzhou municipal government to be a new center for e-commerce companies. We expect to use this land to support future development of our company.

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

See Notes 11 and 12 to our financial statements for further information about our property and equipment and intangible assets.

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

We derive our revenues primarily from IVAS and online advertising. We derived 91.0%, 96.0% and 96.0% of our total net revenues from IVAS in 2013, 2014 and 2015, respectively, with online education revenue, online advertising revenue and e-commerce revenue accounting for the remainder of our revenues. Revenues from IVAS are primarily generated through online music and entertainment, online games, online dating, live game broadcasting and other services on our platform. Online education revenues are primarily generated from our online education platform, 100 Education, and online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com. As we continue to expand our IVAS offerings and our user engagement and spending levels increase, our revenue sharing fees and content costs have increased significantly in recent years, resulting in lower gross margin. We have been exploring additional monetization opportunities and diversifying our revenue sources in order to capitalize on the large and highly engaged user base of our platform.

An increasing number of users are accessing our platform through mobile devices, and we consider the rise of mobile-based business to be a general trend. Mobile YY, our music and entertainment mobile application, has contributed 45.4% of the total revenue generated from our music and entertainment business in the fourth quarter of 2015, compared to 14.4% in the same period of 2014. The ARPU of Mobile YY has reached RMB387.6 (US$59.8) in the fourth quarter of 2015, compared to RMB531.0 (US$82.0), the average ARPU of our whole music and entertainment business. We have been taking measures to expand our success from PC-based products and services to the mobile platform. In October 2013, we introduced virtual item purchase functions on Mobile YY to accelerate the monetization of our mobile platform. In February 2016, we released our mobile broadcasting application, ME Live, which allows users to perform and make broadcasts with a single mobile device. We have also developed numerous mobile applications for other parts of our business. An important element of our strategy is to continue to develop and enhance mobile applications to capture a greater share of the growing number of mobile users.

Our total net revenues increased from RMB1,823.5 million in 2013 to RMB3,678.4 million in 2014 and to RMB5,897.2 million (US$910.4 million) in 2015. We had a net income of RMB477.7 million, RMB1,064.5 million and RMB998.3 million (US$154.1 million) in 2013, 2014 and 2015, respectively.

Discussion of Selected Statements of Operations Items

Revenues

In the years ended December 31, 2013, 2014 and 2015, we had derived our revenues from IVAS and other revenues. Our IVAS revenues are primarily comprised of revenues from online music and entertainment, online games, online dating, and, to a lesser degree, live game broadcasting and our membership subscriptions. Other revenues, mainly include revenues from our online education platform, 100 Education, online advertising revenues from Duowan.com and e-commerce. We expect that in the future, as is the case in 2015, an increasing portion of our revenues will be derived from non-game IVAS revenues, including revenues from in-channel virtual items sold on our platform, such as virtual flowers and gifts for use in various channels, as well as other online products and services.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Total net revenues:(1)
IVAS:
Online music and entertainment	852,885	46.8	2,109,503	57.3	3,320,052	512,528	56.3
Online games	602,111	33.0	811,699	22.1	771,882	119,158	13.1
Online dating	661	0.0	194,134	5.3	651,019	100,500	11.0
Other IVAS	204,551	11.2	415,689	11.3	918,006	141,716	15.6
Other revenues	163,260	9.0	147,343	4.0	236,290	36,477	4.0
Total	1,823,468	100.0	3,678,368	100.0	5,897,249	910,379	100.0

(1)	Revenues are presented net of rebates and discounts.

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

The most significant factors that directly affect our IVAS revenues include the increase in the number of our paying users and ARPU:

•	The number of paying users. We had approximately 3.2 million, 4.9 million and 7.2 million paying users in 2013, 2014 and 2015, respectively. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platform at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a larger active user base and a higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform.

•	ARPU. Our ARPU for IVAS was approximately RMB525.2, RMB726.0 and RMB783.3 (US$120.9) in 2013, 2014 and 2015, respectively. ARPU is calculated by dividing our total revenues from IVAS during a given period by the number of paying users for that period. As we begin to generate revenues from an increasing variety of IVAS, our ARPU may fluctuate from period to period due to the mix of IVAS purchased by our paying users.

Other significant factors that directly or indirectly affect our IVAS revenues include:

•	our ability to increase our popularity by offering new and attractive products and services that allow us to monetize our platform;

•	our ability to attract and retain a large and engaged user base; and

•	our ability to attract and retain third party game developers, third party licensee operators, service providers and certain popular performers and channel owners.

We expect that the portion of our revenues from IVAS derived from the sales of non-game virtual items and services will continue to increase as we capitalize on monetization opportunities. We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels. The percentage of our total net revenues attributable to virtual items sold on our online music and entertainment channels was 46.8%, 57.3%, and 56.3% in 2013, 2014 and 2015.

The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play. We have historically derived a significant portion of our revenues from a number of popular online games, primarily through selling in-game virtual items for these games. A majority of our popular online games are developed by third party game developers under revenue-sharing arrangements that typically last one to two years. We derive an increasingly lower percentage of our revenues from online games as a whole, as we expect to monetize other non-game aspects of the YY platform, such as online music and entertainment, online dating and live game broadcasting.

Other revenues.    We generated other revenues from our online education platform, 100 Education, online advertising revenues from Duowan.com and e-commerce. Online education services consist of vocational training and language training courses. Revenue is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date. We enter into advertising contracts with both advertisers and advertising agencies. In 2013, 2014 and 2015, a vast majority of our online advertising revenues were derived from pay-for-time arrangements under which we charge advertisers depending on the duration of display for an advertisement or a series of advertisements.

Cost of Revenues

Cost of revenues consists primarily of (i) revenue sharing fees and content costs including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) salary and welfare, (iv) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (v) payment handling costs, (vi) business tax and surcharges, (vii) share-based compensation, and (viii) other costs. We anticipate that revenue sharing fees and content costs paid to performers, channel owners and content providers will increasingly contribute to our cost of revenues. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our revenue-generating services.

Revenue sharing fees and content costs.    Our revenue sharing fees and content costs paid to performers, channel owners and content providers increased from RMB444.1 million in 2013 to RMB1,134.0 million in 2014 and further increased to RMB2,343.2 million (US$361.7 million) in 2015. We expect our revenue sharing fees and content costs to continue to increase as we continue to expand our IVAS offerings, our user engagement and spending levels increase, as well as our investments in expanding the amount of new and innovative content provided to users.

Bandwidth costs.    Our bandwidth costs increased from RMB203.2 million in 2013, to RMB345.9 million in 2014 and further increased to RMB570.2 million (US$88.0 million) in 2015. We expect bandwidth costs to continue to increase as our user base continues to expand and as online music and entertainment and other video-related services, such as live game broadcasting, become more popular in the future.

Salary and welfare.    Our salary and welfare costs increased from RMB88.5 million in 2013 to RMB131.8 million in 2014, and further increased to RMB198.2 million (US$30.6 million) in 2015. We expect our salary and welfare costs to increase as we continue to hire additional employees in line with the expansion of our business.

Depreciation and amortization.    Our depreciation and amortization increased from RMB37.1 million in 2013 to RMB59.8 million in 2014, and further increased to RMB145.1 million (US$22.4 million) in 2015. We expect depreciation and amortization to increase as we continue to expand our operations and purchase servers and other equipment or intangibles directly related to the operating of our platform and business.

Payment handling costs.    Our payment handling costs increased from RMB25.0 million in 2013 to RMB55.1 million in 2014, and further increased to RMB104.8 million (US$16.2 million) in 2015. We expect payment handling costs to increase as we continue to grow our paying users base and expand our paid service offerings.

Business tax and surcharges.    Our business tax and surcharges increased from RMB47.8 million in 2013 to RMB49.2 million in 2014, but decreased to RMB27.8 million (US$4.3 million) in 2015. We expect we don’t need to pay business tax to decrease because our revenues are now subject to VAT instead of business tax, and we expect the payment of surcharges to increase due to the expansion of our business.

Share-based compensation.    Our share-based compensation allocated to the cost of revenues increased from RMB9.9 million in 2013 to RMB18.0 million in 2014 and further increased to RMB24.0 million (US$3.7 million) in 2015, primarily due to our business expansion.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, (iv) goodwill impairment, and (v) fair value change of contingent consideration. The following table sets forth the components of our operating expenses for the years indicated, both in absolute amounts and as percentages of our total net revenues. We expect our operating expenses to generally increase in absolute amount and decrease as percentage of total net revenues in the near future.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)

Operating expenses:
Research and development expenses	267,005	14.6	431,188	11.7	548,799	84,720	9.3
Sales and marketing expenses	24,955	1.4	102,527	2.8	312,870	48,299	5.3
General and administrative expenses	200,554	11.0	223,019	6.1	358,474	55,339	6.1
Goodwill impairment	—	—	—	—	310,124	47,875	5.3
Fair value change of contingent consideration	—	—	—	—	(292,471)	(45,150)	(5.0)
Total operating expenses	492,514	27.0	756,734	20.6	1,237,796	191,083	21.0

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits and share-based compensation expenses for research and development personnel and rental expenses and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2015, due to the need for additional research and development personnel to accommodate the growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for mobile devices to reach more users. However, we also expect to be able to leverage on the expertise of our established research and development team and achieve better efficiency.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, (ii) salary and welfare for sales and marketing personnel, and (iii) rental expenses. Our sales and marketing expenses generally increased over the past three years ended December 31, 2015, primarily reflecting increased marketing and promotional activities and increased numbers of sales and marketing staff. We expect that our sales and marketing expenses will increase in absolute amount as well as a percentage of the total revenue in the near term as we expect to increase our spending on promotional activities, particularly relating to mobile applications and new business initiatives.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare general and administrative personnel, (ii) share based compensaton for management and administrative personnel, and (iii) impairment charges of intangibles in relation to acquisitions. Our general and administrative expenses generally increased over the past three years ended December 31, 2015 as our business expanded, primarily due to the general growth of our business and an increase in the intangible assets impairment charge. We expect our general and administrative expenses to increase in the future as our business grows.

Goodwill impairment and Fair value change of contingent consideration

It was noted that 100 Online and Beifu’s financial and operational performance in 2015 was behind the original budget resulting from unexpected fierce market competition and the resignation of a number of key personnel. Based on the result of the annual impairment assessment, for 100 Online, an impairment charge of RMB182.1 million (US$ 28.1 million) was recognised and correspondingly, long-term payable amounting to RMB185.2 million (US$ 28.6 million) in relation to the contingent consideration was reversed, for Beifu, an impairment charge of RMB128.0 million (US$19.8 million) was recognised and correspondingly, long-term payable amounting to RMB107.3 million (US$ 16.6 million) in relation to the contingent consideration was reversed.

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)

Research and development expenses	39,587	54,141	70,951	10,953
Sales and marketing expenses	1,318	2,807	3,283	507
General and administrative expenses	66,331	59,647	87,175	13,458

Total	107,236	116,595	161,409	24,918

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

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable (i) on or in respect of our shares, debentures or other obligations, or (ii) by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

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

Hong Kong

Our subsidiary registered in Hong Kong is subject to Hong Kong Profits Tax on the taxable income as reported in its respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

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

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Guangzhou Huaduo, Zhuhai Duowan, Guangzhou Huanju Shidai and Beijing Huanju Shidai have claimed such Super Deduction for the period reported. In addition, Guangzhou Juhui started to claim such Super Deduction since 2015.

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

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to business taxes or value added tax and related surcharges. Except for online games revenues, IVAS revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Other revenues, including online games revenues, are subject to VAT for the year ended December 31, 2013, 2014 and 2015. Surcharges are calculated based on 12% of the monthly business taxes and VAT payable for 2013, 2014 and 2015. Business taxes and related surcharges during 2013, 2014 and 2015 were RMB47.8 million, RMB49.2 million and RMB27.8 million (US$4.3 million), respectively.

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

Revenue Recognition and Deferred Revenue

We generate revenues from IVAS, online education, online advertising and others. Revenues from IVAS are generated from online music and entertainment, online games, online dating, Huya broadcasting, membership subscription fees and other IVAS. Online education services consist of vocational training and language training courses.Online advertising revenues are primarily generated from sales of different forms of advertising on Duowan.com. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is deferred until these criteria are met as describe below.

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

Online game revenue

We generate revenues from offering virtual items in online games developed by third parties or our self-developed online games to game players. Historically, the majority of online games revenues for the three years ended December 31, 2013, 2014 and 2015 were derived from third party-developed games.

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

We recognize revenue when recognition criteria defined under US GAAP are satisfied. For purposes of determining when the service has been provided to the paying player, we have determined that an implied obligation exists to the paying player to continue providing access to the games such that the users can utilize the virtual items purchased. Game players need to log on and access the games through our platform because their game tokens, virtual items, and game history are specific to our game accounts and non-transferable to other platforms. To purchase in-game virtual items, players can either charge their game accounts by purchasing game tokens or virtual currency from our platform, which are convertible into game tokens based on a predetermined exchange rate agreed among the relevant game developers and us.

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

Under the exclusive arrangement, game developers only license the game to us as the exclusive licensee. We can sub-license the games to other platforms and receive a portion of revenue shared from sub-licensees. In addition to the revenue shared to the game developers, we also pay an exclusive license fee to the game developers.

Non-exclusive third party-developed games

Pursuant to contracts signed between the game developers and us, revenues from the sale or conversion of game tokens for the purchase of in-game virtual items from online games developed by third parties are shared between the game developers and us based on a pre-agreed ratio for each game. These revenue-sharing contracts typically last one to two years.

The third party-developed games under non-exclusive licensing contracts are maintained and updated by the game developers. We view the game developers to be our customers and consider our responsibilities under our agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on the YY platform. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the game players or as the agent in the transaction, and the specific requirement of each contract. We determined that for third party-developed games, the third party game developers are the principal given the game developers design and develop the online game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, We record online games revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

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

Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as we act as a principal to fulfill all obligations. Considering that revenues derived from self-developed games were immaterial to us for the years presented,we do not maintain information on consumption details of in-game virtual items, and only have limited information related to the frequency of log-ons for our self-developed games. Given that certain historical data is not available, we use the user relationship of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for our self-developed games.

Other IVAS revenue

Other IVAS revenue mainly represents revenue from sales of virtual items in various channels in YY platform, such as online dating and Huya broadcasting channels etc., membership subscription revenue, and other miscellaneous sales in YY platform.

Revenue from sales of virtual items in various channels, including online dating and Huya broadcasting, is recognized on item basis, which is consistent with the revenue recognition policies for online music and entertainment revenue stream. We operate a membership subscription program where subscription members can have enhanced user privileges when using YY Client. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

Online education revenues

Educational programs and services consist of vocational training and language training courses. The course fee is generally paid in advance and is initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships and course fee refunds. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds were insignificant over the period presented.

In addition to regular courses, we also provide a package of several regular courses to students, which have individual fair value in the market. Pursuant to the applicable accounting guidance, we have accounted for these course packages as a multiple-element arrangement because each individual course qualifies as a single unit of accounting, and allocated the course fee from the course package to each individual course in the package based on its relative fair value. We recognize revenue equal to the fair value allocated to individual courses proportionately as the classes are attended.

Students are granted a right to retake the courses at a substantial discount in the circumstances where the students fail to achieve certain score targets for some specific courses. The discount arrangement has a stand-alone value and qualifies as a separate unit of accounting under U.S. GAAP. Therefore, we have accounted for those courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on our historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of the initial course term.

We also sell pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognised on a gross basis based on the selling price of the distributors to the students and is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date.

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

We enter into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. Contract terms generally range from one to three months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within six months.

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on relative selling price method and recognize revenue for the different elements over their respective display periods. The following hierarchy should be followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE or TPE of the selling price cannot be determined, we have adopted a policy to allocate the fair values of different advertising elements based on the best estimate selling prices of each advertisement within the contract taking into consideration the standard price list and historical discounts granted. We recognize revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contractual period of display based on the following criteria:

•	there is persuasive evidence that an arrangement exists—we enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing;

•	price is fixed or determinable—the price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates;

•	services are rendered—we recognize revenue ratably as the elements are delivered over the contract period of display; and

•	collectability is reasonably assured—we assess the credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, we recognize revenue only when the cash is received and all the other revenue criteria are met.

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

Transactions with advertisers

We also enter into advertisement contracts directly with advertisers. Similar to transactions with third party advertising agencies, we recognize revenue ratably as the elements are delivered over the contractual periods of display. The terms and conditions, including price, are fixed according to the contract between the advertisers and us. We also perform a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

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

A VIE is an entity in which our company, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore our company or our subsidiary is the primary beneficiary of the entity. In determining whether our company or our subsidiaries are the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIE's economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing Huanju Shidai, Bilin Changxiang and ultimately we hold all the variable interests of the VIEs and VIE’s subsidiaries and have been determined to be the primary beneficiary of the VIEs and VIE’s subsidiaries.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. We conduct our operations in China primarily through a series of contractual arrangements entered into among Beijing Huanju Shidai, our PRC subsidiary, Guangzhou Huaduo and Beijing Tuda, as well as Guangzhou Huaduo and Beijing Tuda's shareholders. Based on our evaluations of the relationships between us and Beijing Tuda and Guangzhou Huaduo, the economic benefit flow of contractual arrangements made with them, as well as the controls conferred to us through these contractual arrangements enacted, we consider, through Beijing Huanju Shidai, we exercise effective control over Guangzhou Huaduo and Beijing Tuda, receive substantially all of their economic benefits and residual returns, and absorb substantially all the risks and expected losses from these two companies as if we were their sole shareholder. We also have an exclusive option to purchase all of the equity interests in each of Beijing Tuda and Guangzhou Huaduo when and if PRC law permits so and also the exclusive right to require any nominee shareholder of Beijing Tuda or Guangzhou Huaduo to transfer its interest in them to any person designated by us. A similar mechanism exists among Bilin Changxiang, Bilin Online and its shareholder. For a detailed description of these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda." Based on our evaluation, we consider each of Beijing Tuda, Guangzhou Huaduo and Bilin Online to be our VIE. Beijing Huanju Shidai, our wholly owned subsidiary in China, is the primary beneficiary of our VIEs, Beijing Tuda and Guangzhou Huaduo, while Bilin Changxiang is the primary beneficiary of Bilin Online; therefore, we consolidate the results of Beijing Tuda and Guangzhou Huaduo in our consolidated financial statements under U.S. GAAP.

As advised by our PRC counsel, Fangda Partners, the contractual arrangements among Beijing Huanju Shidai and Beijing Tuda and its shareholders, the contractual arrangements among Beijing Huanju Shidai and Guangzhou Huaduo and its shareholders and the contractual arrangements among Bilin Changxiang and Bilin Online and its shareholder, governed by PRC law, are valid, binding and enforceable, and do not violate PRC laws currently in effect. However, as advised by our PRC legal counsel, because of the substantial uncertainties involved, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to control Beijing Tuda, Guangzhou Huaduo and Bilin Online, we may be precluded from consolidating these companies in the future. See "Item 3. Key Information—D. Risk Factors—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

We established two funds entities, namely Engage L.P. and Shanghai Yilian, (collectively, the “Funds”), in March and June 2015, respectively.We hold 93.5% of interests in the Funds. We assesse that we exercise controls and are entitled to the various returns of the Funds and therefore the Funds have been accounted for as subsidiaries of and have been consolidated by us in accordance with ASC 810.

Share-based compensation

We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares and restricted share units granted to employees and non-employees, share-based awards granted to our chief executive officer and chairman and share-based awards granted in relation to our acquisition of NeoTasks Inc. The details of these share-based awards and the respective terms and conditions are described in "Share-based compensation" in Note 23 to our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, which are included elsewhere in this annual report on Form 20-F.

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

The following table sets forth certain information regarding the restricted share units granted to our employees in 2013, 2014 and 2015 with share and per share information.

Grant Date	Restricted Shares Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
		(US$)
March 31, 2013	1,009,000	0.8450	Contemporaneous/ Stock price(1)
April 18, 2013	43,489	0.7855	Contemporaneous/ Stock price(1)
April 30, 2013	26,943,500	0.8720	Contemporaneous/ Stock price(1)
May 23, 2013	120,000	1.2065	Contemporaneous/ Stock price(1)
July 19, 2013	1,802,000	1.8090	Contemporaneous/ Stock price(1)
October 1, 2013	50,000	2.4045	Contemporaneous/ Stock price(1)
November 1, 2013	48,000	2.4875	Contemporaneous/ Stock price(1)
February 1, 2014	330,000	3.1230	Contemporaneous/Stock price(1)
April 1, 2014	660,000	4.0920	Contemporaneous/Stock price(1)
April 30, 2014	220,000	2.8680	Contemporaneous/Stock price(1)
May 1, 2014	800,000	3.0110	Contemporaneous/Stock price(1)
June 16, 2014	292,500	3.5035	Contemporaneous/Stock price(1)
June 20, 2014	6,009,695	3.5560	Contemporaneous/Stock price(1)
October 30, 2014	1,600,400	3.9525	Contemporaneous/Stock price(1)
April 30,2015	455,400	3.1780	Contemporaneous/Stock price(1)
May 1, 2015	400,000	3.3665	Contemporaneous/Stock price(1)
June 30, 2015	829,200	3.4760	Contemporaneous/Stock price(1)
July 1, 2015	13,621,544	3.3515	Contemporaneous/Stock price(1)
August 6, 2015	90,000	3.0620	Contemporaneous/Stock price(1)
October 30, 2015	180,000	2.8470	Contemporaneous/Stock price(1)
November 7, 2015	292,500	2.9180	Contemporaneous/Stock price(1)
December 30, 2015	140,000	3.1465	Contemporaneous/Stock price(1)

Upon the completion of the initial public offering, the fair values of restricted share units are based on stock price of our company.

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

We perform an impairment test on October 1 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. RMB310.1 million (US$47.9 million) of impairment of goodwill was recognized for the year ended December 31, 2015,

Intangible assets

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

Impairment of investment, long-lived assets and intangible assets

The carrying amounts of investment, long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. RMB0.9 million of impairment of an investment was recognized for the year ended December 31, 2013, RMB4.0 million of impairment of an investment and RMB5.7 million of impairment of intangible assets were recognized for the year ended December 31, 2014, and RMB6.0 million (US$0.9 million) of impairment of an investment and RMB57.2 million (US$8.8 million) of impairment of intangible assets were recognized for the year ended December 31, 2015.

Taxation and uncertain tax positions

Current income tax is provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. In accordance with the regulations of the relevant tax jurisdictions, deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2013, 2014 and 2015, a total valuation allowance of RMB22.2 million, RMB24.4 million and RMB53.3 million (US$8.2 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. The interest and penalties associated with tax positions for the years ended December 31, 2013, 2014 and 2015 was zero. As of December 31, 2013, 2014 and 2015, we had no significant unrecognized uncertain tax positions.

Foreign currency

We use Renminbi as our reporting currency. The functional currency of our company and our subsidiaries, incorporated in the Cayman Islands, British Virgin Islands and Hong Kong is U.S. dollars, while the functional currency of the other entities is Renminbi, which is their respective local currency. In the consolidated financial statements, the financial information of our company and our subsidiaries which use U.S. dollars as their functional currency have been translated into Renminbi. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of operations and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gains (losses), net in the consolidated statements of operations and comprehensive income.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues

Total net revenues(1)	1,823,468	100.0	3,678,368	100.0	5,897,249	910,379	100.0

IVAS:

Online music and entertainment	852,885	46.8	2,109,503	57.3	3,320,052	512,528	56.3

Online games	602,111	33.0	811,699	22.1	771,882	119,158	13.1

Online dating	661	0.0	194,134	5.3	651,019	100,500	11.0

Others	204,551	11.2	415,689	11.3	918,006	141,716	15.6

Other revenues	163,260	9.0	147,343	4.0	236,290	36,477	4.0

Cost of revenues	(881,999)	(48.4)	(1,849,149)	(50.3)	(3,579,744)	(552,617)	(60.7)

Gross profit	941,469	51.6	1,829,219	49.7	2,317,505	357,762	39.3

Operating expenses

Research and development expenses	(267,005)	(14.6)	(431,188)	(11.7)	(548,799)	(84,720)	(9.3)

Sales and marketing expenses	(24,955)	(1.4)	(102,527)	(2.8)	(312,870)	(48,299)	(5.3)

General and administrative expenses	(200,554)	(11.0)	(223,019)	(6.1)	(358,474)	(55,339)	(6.1)

Goodwill impairment	—	—	—	—	(310,124)	(47,875)	(5.3)
Fair value change of contingent consideration	—	—	—	—	292,471	45,150	5.0
Total operating expenses	(492,514)	(27.0)	(756,734)	(20.6)	(1,237,796)	(191,083)	(21.0)

Other income	27,078	1.5	6,319	0.2	82,300	12,705	1.4

Operating income	476,033	26.1	1,078,804	29.3	1,162,009	179,384	19.7

Other non-operating income (expense)	—	—	36,714	1.0	(2,165)	(334)	0.0

Gain on disposal of an equity investment	—	—	999	0.0	—	—	—

Foreign currency exchange gains/(losses), net	29,555	1.6	(10,399)	(0.3)	(38,099)	(5,881)	(0.6)

Interest expense	—	—	(56,607)	(1.5)	(97,125)	(14,994)	(1.6)

Interest income	60,221	3.3	164,969	4.5	137,892	21,287	2.3

Income before income tax expenses	565,809	31.0	1,214,480	33.0	1,162,512	179,462	19.7

Income tax expenses	(89,951)	(4.9)	(154,283)	(4.2)	(178,327)	(27,529)	(3.0)

Income before share of income in equity method investments, net of income taxes	475,858	26.1	1,060,197	28.8	984,185	151,933	16.7
Share of income in equity method investment, net of income taxes	1,869	0.1	4,275	0.1	14,120	2,180	0.2

Net income	477,727	26.2	1,064,472	28.9	998,305	154,113	16.9

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	—	—	—	—	(34,938)	(5,393)	(0.6)
Net income attributable to YY Inc.	477,727	26.2	1,064,472	28.9	1,033,243	159,506	17.5

(1)	Net of rebates and discounts.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues.    Our net revenues increased by 60.3% from RMB3,678.4 million in 2014 to RMB5,897.2  million (US$910.4 million) in 2015. This increase was primarily due to the increased contribution of revenues from online music and entertainment and our online dating revenues as well as other sources including Huya broadcasting and membership program, partially offset by a decrease in our online game revenues.

IVAS revenues.    Our IVAS revenues, which consisted of revenues from online music and entertainment, online games, online dating as well as other sources, increased by 60.3% from RMB3,531.0 million in 2014 to RMB5,661.0 million (US$873.9 million) in 2015. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 4.9 million in 2014 to 7.2 million in 2015. Our ARPU for IVAS increased from RMB726.0 in 2014 to RMB783.3 (US$120.9) in 2015. The increase in paying users and ARPU were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platform; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract third party game developers, third party licensee operators, service providers and certain popular performers and channel owners.

Revenues from online music and entertainment increased by 57.4% from RMB2,109.5 million for 2014 to RMB3,320.1 million (US$512.5 million) for 2015. In addition to the increase in the number of paying users and ARPU, the increase in revenues from online music and entertainment was also due to the increasing popularity of online music and entertainment. Our paying users for online music and entertainment increased from approximately 2,964,000 for 2014 to 4,761,000 for 2015. The increasing popularity of online music and entertainment is primarily due to the increased number of activities we hosted.

Revenues from online games decreased by 4.9% from RMB811.7 million in 2014 to RMB771.9 million (US$119.2 million) in 2015. This decline was primarily a result of the decrease in paying users, which reflects the continued weakness in China’s web game market, partially offset by an 22.1% increase in ARPU of online games. Our paying users for online games decreased from approximately 1,558,000 for 2014 to 1,214,000 for 2015. The number of online games we operated as of December 31, 2014 was 210 as compared to 293 as of December 31, 2015.

Revenues from online dating increased by 235.3% from RMB194.1 million for 2014 to RMB651.0 million (US$100.5 million) for 2015, which primarily resulted from the increase in paying users and ARPU. Our paying users for online dating increased from approximately 413,000 for 2014 to 600,000 for 2015.

Other IVAS revenues, which primarily consisted of revenues from Huya broadcasting and membership subscription fees, increased by 120.8% from RMB415.7 million in 2014 to RMB918.0 million (US$141.7 million) in 2015. This increase was primarily due to an increase in the popularity of Huya broadcasting and an increase in the number of users who subscribed to our membership program.

Other revenues, which mainly include revenues from our online education platform, 100 Education, online advertising revenues from Duowan.com and ecommerce, increased by 60.4% to RMB236.3 million (US$36.5 million) for 2015 from RMB147.3 million for 2014.

Cost of Revenues.    Our cost of revenues increased by 93.6% from RMB1,849.1 million in 2014 to RMB3,579.7 million (US$552.6 million) in 2015. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB2,343.2 million (US$361.7 million) in 2015, representing a 106.6% increase from RMB1,134.0 million in 2014. This increase in revenue sharing fees and content costs was in line with the increase in revenues and was primarily due to higher levels of user engagement and spending driven by promotional activities, as well as investments in expanding the amount of new and innovative content we provide to users. Bandwidth costs increased 64.8% from RMB345.9 million in 2014 to RMB570.2 million (US$88.0 million) in 2015, primarily reflecting the continued user base expansion and the video quality improvements. In addition, salary and welfare costs increased 50.4% from RMB131.8 million in 2014 to RMB198.2 million (US$30.6 million) in 2015, mainly due to our hiring of additional employees to serve our rapidly expanding user base.

Operating Expenses.    Our operating expenses increased by 63.6% from RMB756.7 million in 2014 to RMB1,237.8 million (US$191.1 million) in 2015, primarily due to an increase in sales and marketing expenses, particularly in relation to mobile product promotion, and general and administrative expenses driven by our company’s overall business expansion, as well as research and development expenses,which was associated with our commitment to research and development and the advancements in our technology development.

Research and development expenses.    Our research and development expenses increased by 27.3% from RMB431.2 million in 2014 to RMB548.8 million (US$84.7 million) in 2015. This increase was primarily due to an increase in the number of our research and development staff, especially engineers, which accounts for approximately 52.4% of our total number of employees in 2015.

Sales and marketing expenses.    Our sales and marketing expenses increased by 205.2% from RMB102.5 million in 2014 to RMB312.9 million (US$48.3 million) in 2015. This increase was primarily due to the promotion of mobile products.

General and administrative expenses.    Our general and administrative expenses increased by 60.8% from RMB223.0 million in 2014 to RMB358.5 million (US$55.3 million) in 2015. This increase was associated with the general growth of our business and an increase in the intangible assets impairment charge.

Foreign Currency Exchange Gains (Losses).    We had net foreign currency exchange losses of RMB38.1 million (US$5.9 million) in 2015, compared to a net foreign currency exchange losses of RMB10.4 million in 2014. Such losses were mainly due to the depreciation of Renminbi when we converted our off-shore Renminbi to U.S. dollars in the third quarter of 2015; bank charges incurred in relation to such conversion also contributed to our loss.

Interest Income.    Our interest income decreased from RMB165.0 million in 2014 to RMB137.9 million (US$21.3 million) in 2015. This decrease was primarily due to lower levels of short-term deposits, partly as a result of cash used in repurchase of our common shares in the first quarter of 2015.

Income Tax Expenses.    We recorded income tax expenses of RMB178.3 million (US$27.5 million) in 2015 compared to RMB154.3 million in 2014. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

Net Income.    As a result of the foregoing, we had a net income of RMB1,033.2 million (US$159.5 million) in 2015 as compared to a net income of RMB1,064.5 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues.    Our net revenues increased by 101.7% from RMB1,823.5 million in 2013 to RMB3,678.4 million in 2014. This increase was primarily due to the increased contribution of revenues from online music and entertainment and increases in our online game revenues as well as other sources including our online dating, live game broadcasting and membership program, partially offset by a decrease in our online advertising revenues.

IVAS revenues.    Our IVAS revenues, which consisted of revenues from online music and entertainment, online games as well as other sources, increased by 112.7% from RMB1,660.2 million in 2013 to RMB3,531.0 million in 2014. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users increased from approximately 3.2 million in 2013 to 4.9 million in 2014. Our ARPU for IVAS increased from RMB525.2 in 2013 to RMB726.0 in 2014. The increase in paying users and ARPU were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platform; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract third party game developers, third party licensee operators, service providers and certain popular performers and channel owners.

Revenues from online music and entertainment increased by 147.3% from RMB852.9 million for 2013 to RMB2,109.5 million for 2014. In addition to the increase in the number of paying users and ARPU, the increase in revenues from online music and entertainment was also due to the increasing popularity of online music and entertainment. Our paying users for online music and entertainment increased from approximately 1,748,000 for 2013 to 2,964,000 for 2014. The increasing popularity of online music and entertainment is primarily due to the increased number of activities we hosted.

Revenues from online games increased by 34.8% from RMB602.1 million in 2013 to RMB811.7 million in 2014. This increase was primarily attributable to an increase in the attractiveness of our online game platform and the popularity of the online games we offer. Our paying users for online games increased from approximately 1,308,000 for 2013 to 1,558,000 for 2014. The number of online games we operated as of December 31, 2013 was 126 as compared to 210 as of December 31, 2014.

Other IVAS revenues, which primarily consisted of revenues from online dating, live game broadcasting and membership subscription fees, increased by 197.2% from RMB205.2 million in 2013 to RMB609.8 million in 2014. This increase was primarily due to an increase in the number of users who subscribed to our membership program and an increase in the popularity of online dating and live game broadcasting.

Online advertising revenues.    Our online advertising revenues decreased by 9.7% from RMB163.3 million in 2013 to RMB147.3 million in 2014. This decrease was primarily due to the ending of our contractual agreements with NetEase.

Cost of Revenues.    Our cost of revenues increased by 109.7% from RMB882.0 million in 2013 to RMB 1,849.1 million in 2014. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB1,134.0 million in 2014, representing a 155.4% increase from RMB444.1 million in 2013. This increase in revenue sharing fees and content costs was primarily due to higher levels of user engagement and spending as well as an increasing number of emerging new business lines in different categories. Bandwidth costs increased 70.2% from RMB203.2 million in 2013 to RMB345.9 million in 2014 to support our growing business operations. In addition, salary and welfare costs increased 49.0% from RMB88.5 million in 2013 to RMB131.8 million in 2014, mainly due to our hiring of additional employees to serve our rapidly expanding user base.

Operating Expenses.    Our operating expenses increased by 53.6% from RMB492.5 million in 2013 to RMB756.7 million in 2014, primarily due to an increase in sales and marketing expenses as well as research and development expenses, which was associated with the expansion of our market shares, continuing growth of our business operations, our commitment to research and development and the advancements in our technology development.

Research and development expenses.    Our research and development expenses increased by 61.5% from RMB267.0 million in 2013 to RMB431.2 million in 2014. This increase was primarily due to an increase in the number of our research and development staff, especially engineers, which accounts for approximately 56.1% of our total number of employees in 2014.

Sales and marketing expenses.    Our sales and marketing expenses increased by 310.8% from RMB25.0 million in 2013 to RMB102.5 million in 2014. This increase was primarily due to an increase in our spending on marketing and promotional activities we hosted and an increase in salaries and other benefits for our sales and marketing personnel, which was in turn mainly driven by an increase in the number of our sales and marketing personnel.

General and administrative expenses.    Our general and administrative expenses increased by 11.2% from RMB200.6 million in 2013 to RMB223.0 million in 2014. This increase was associated with the general growth of our business, partially offset by an increase in operating leverage associated with the our overall business expansion.

Foreign Currency Exchange Gains (Losses).    We had net foreign currency exchange losses of RMB10.4 million in 2014, compared to a net foreign currency exchange gains of RMB29.6 million in 2013. Such losses were primarily caused by the fact that in 2014, we re-converted a portion of the proceeds from our initial public offering from Renminbi back into U.S. dollars, and U.S. dollar appreciated against RMB in 2014; bank charges incurred in relation to such conversion also contributed to our loss. Our initial public offering proceeds were initially denominated in U.S. dollars before we converted them into Renminbi in the fourth quarter of 2012.

Interest Income.    Our interest income increased from RMB60.2 million in 2013 to RMB165.0 million in 2014. This increase was primarily due to higher levels of cash on hand and short-term deposits, partly as a result of depositing cash generated from our operations, and the proceeds from our issuance of convertible senior notes in March 2014.

Income Tax Expenses.    We recorded income tax expenses of RMB154.3 million in 2014 compared to RMB90.0 million in 2013. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

Net Income.    As a result of the foregoing, we had a net income of RMB1,064.5 million in 2014 as compared to a net income of RMB477.7 million in 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) which will replace requirements in U.S. GAAP. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The standard will be effective for the first quarter of 2018.We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2015, the FASB issued Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: 1) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-03: Intangibles—Goodwill and Other (Topic 350), Business Combinations (Topic 805), Consolidation (Topic 810), Derivatives and Hedging(Topic 815): Effective Date and Transition Guidance (PCC 15-01). The amendments in this Update make the guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a preferability assessment the first time they elect the accounting alternatives within the scope of this Update. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this Update also extend the transition guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this Update extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two Updates. The amendments in this Update are effective immediately. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

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

In March 2014, we issued an aggregate of US$400.0 million 2.25% convertible senior notes due in 2019. The net proceeds from the sale of the notes were US$390.8 million and will be used for general corporate purposes. As of December 31, 2015, the total carrying value of these notes were US$400.0 million. The notes bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, and such notes will mature on April 1, 2019 unless earlier converted, redeem for certain tax-related events or repurchased in accordance with their terms. We are not subject to any financial covenants or other significant restrictions under the notes. We duly paid an interest of US$4.7 million and US$9.0 million on these convertible senior notes for 2014 and 2015, respectively, as such interest became due.

On May 4, 2014 and March 5, 2015, respectively, the board of directors approved two Share Repurchase Program, pursuant to which we may repurchase from time to time at management’s discretion, at prevailing market prices in the open market, up to US$100 million for each share repurchase program in total of our outstanding ADSs for a period not to exceed twelve (12) months from the date of approval by board of directors. For the year ended December 31, 2015, we had repurchased under the Share Repurchase Program an aggregate of 3.1 million ADSs, representing 61.9 million Class A common shares at an average price of US$54.8 per ADS, or US$2.7 per Class A common share, for aggregate consideration of US$169.5 million.

As of December 31, 2013, 2014 and 2015, we had RMB729.6 million, RMB475.0 million and RMB928.9 million (US$143.4 million), respectively, in cash and cash equivalents.

As of December 31, 2015, our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC held cash and cash equivalents in the amount of RMB403.7 million (US$62.3 million). Aggregate undistributed earnings and reserves of our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC that are available for distribution to the Company as of December 31, 2015 are approximately RMB3,090,7 million.We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,

	2013	2014	2015

	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	891,173	1,301,351	1,823,442	281,493
Net cash used in investing activities	(659,603)	(3,954,055)	(1,048,022)	(161,787)

Net cash (used in)/provided by financing activities	(5,687)	2,402,762	(337,143)	(52,046)
Net increase (decrease)/in cash and cash equivalents	225,883	(249,942)	438,277	67,660
Cash and cash equivalents at the beginning of the year period	504,702	729,598	475,028	73,331
Effect of exchange rates change on cash and cash equivalents	(987)	(4,628)	15,629	2,412
Cash and cash equivalents at the end of the year period	729,598	475,028	928,934	143,403

Operating Activities

Net cash used in or generated from operating activities consists primarily of our net income mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment and deferred taxes, and adjusted by changes in operating assets and liabilities, such as accounts receivable and accrued liabilities, prepayments and other assets, account payables and deferred revenue.

Net cash provided by operating activities amounted to RMB1,823.4 million (US$281.5 million) for the year ended December 31, 2015, primarily resulting from RMB6,355.8 million (US$$981.2 million) of cash revenues we received from the sale of IVAS and other revenues, partially offset by our sales-related cash outflow of RMB2,843.3 million (US$438.9 million), which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB753.4 million (US$116.3 million), our payments for the lease of bandwidth of RMB543.3 million (US$83.9 million) and our general operating costs of RMB392.4 million (US$60.6 million). The increasing cash provided by operating activities was mainly due to the expansion of business.

Net cash provided by operating activities amounted to RMB1,301.4 million for the year ended December 31, 2014, primarily resulting from RMB3,988.2 million of cash revenues we received from the sale of IVAS and advertisements, partially offset by our sales-related cash outflow of RMB1,533.6 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB651.5 million, our payments for the lease of bandwidth of RMB327.2 million and our general operating costs of RMB174.5 million.

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

Net cash used in investing activities amounted to RMB1,048.0  million (US$161.8 million) in the year ended December 31, 2015. Net cash used in investing activities primarily resulted from the placement of short-term deposits and restricted short-term deposits of RMB3,362.6 million (US$519.1 million), payments of an aggregate RMB1,926.2 million (US$297.4 million) for other non-current assets, mainly consisting of prepayments for purchasing land for future office space, payments of RMB219.8 million (US$33.9 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB358.4 million (US$55.3 million), partially offset by the maturity of short-term deposits and restricted short-term deposits in various banks in the amount of RMB4,780.6 million (US$738.0 million). The decrease in cash used in investing activities was mainly due to the decrease in investment in short-term deposit.

Net cash used in investing activities amounted to RMB3,954.1 million in the year ended December 31, 2014. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB5,343.9 million, payments of an aggregate RMB 510.3 million for other non-current assets, mainly consisting of prepayments for certain floors of an office building, payments of RMB178.5 million for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB259.4 million, partially offset by the maturity of short-term deposits in various banks in the amount of RMB2,550.1 million.

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

Financing Activities

Net cash used in financing activities was RMB337.1 million (US$52.0 million) in 2015, primarily attributable to the share repurchase of 3.1million ADS for RMB1,041.7 million (US$160.8 million), partially offset by net proceeds of RMB696.5 million (US$107.5 million) from bank borrowings.

Net cash provided by financing activities was RMB2,402.8 million in 2014, primarily attributable to the net proceeds of RMB2,402.6 million million from the issuance of 2.25% convertible senior note due 2019, issued in March 2014.

Net cash used in financing activities was RMB5.7 million in 2013, primarily attributable to a portion of the listing expenses of RMB5.8 million.

Capital Expenditures

We made capital expenditures of RMB72.2 million, RMB744.7 million and RMB2,197.0 million (US$339.2 million) in 2013, 2014 and 2015, respectively. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights for licensed games, software, domain names and other assets. In the fourth quarter of 2015, we invested RMB1,860.5 million (US$287.2 million) in purchasing land for future office space in the Pazhou Internet Innovation Zone in order to accommodate future work force expansion and reduce long-term operating costs. We expect to incur additional capital expenditures in 2016 for the refurbishment of the abovementioned office space.

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

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses greatly increased in the past three years ended December 31, 2015, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platform, improve technology infrastructure to further enhance user experience, and further develop enhanced features for Mobile YY to reach more users. We incurred RMB267.0 million, RMB431.2 million and RMB548.8 million (US$84.7 million) of research and development expenses in 2013, 2014 and 2015, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2015 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations(1) (in RMB)	93,518	40,495	32,247	20,428	348
Capital commitment(2) (in RMB)	55,784	55,784	-	-	-
Long-term borrowing(3) (in US$)	431,500	9,000	9,000	413,500	-

(1)	Operating lease obligations refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods.

(2)	Capital commitment refers to capital expenditure of a land use right.

(3)	Long-term borrowing includes principle and interests that are derived from our 2.25% convertible senior notes due 2019, presuming that no conversion and repurchase would occur.

Our operating lease obligations increased from December 31, 2014 to December 31, 2015 primarily because we entered into some new leases in 2015.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2015.

G. Safe Harbor

See "Forward Looking Statements" on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
Jun Lei	48	Chairman of the Board and Director
David Xueling Li	43	Chief Executive Officer and Director
Qin Liu	45	Director
Jenny Hong Wei Lee	45	Independent Director
Peter Andrew Schloss	55	Independent Director
Peng T. Ong	54	Independent Director
Richard Weidong Ji	50	Independent Director
David Tang	63	Independent Director
Rongjie Dong	41	Executive Vice President
Eric He	57	Chief Financial Officer

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

Mr. Peter Andrew Schloss has served as our independent director since November 20, 2012. Mr. Schloss is managing director and CEO of CastleHill Partners and a partner at Phoenix Media Fund. Since February 2016, Mr. Schloss has been an independent director of Zhaopin Limited (NYSE: ZPIN). Previously Mr. Schloss was an independent director and audit committee chairman of Giant Interactive Group Inc., a NYSE-listed company, from 2007 to 2015. From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and wireless provider of live and on-demand sports programs in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor's degree in political science and a juris doctor degree from Tulane University.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, we paid an aggregate of RMB4.5 million (US$0.7 million) in cash, including salaries and bonuses, to our directors and executive officers. For details on the share incentive grants to our directors and officers, see "—Share Incentive Plans." For the fiscal year ended December 31, 2015, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by PRC laws in an aggregate amount of RMB0.2 million (US$0.03 million). We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2015.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2009 Scheme and the 2011 Plan. The purpose of these two share incentive plans is to attract and retain personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance. As of March 31, 2016, options to purchase 748,375 common shares, 10,519,032 restricted shares and 47,102,490 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan.

2009 Employee Equity Incentive Scheme

We adopted the 2009 Scheme in December 2009. In September 2011, YY Inc. assumed all the rights and obligations of Duowan Entertainment Corporation under all share-based compensation previously issued by Duowan Entertainment Corporation, including under the relevant award agreement and under the 2009 Scheme, if applicable, and undertook to issue its own common shares upon the exercise of any share-based compensation awards previously issued by Duowan Entertainment Corporation, subject to compliance with the terms and conditions of the relevant award agreements and the 2009 Scheme, if applicable.

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

The following table summarizes, as of March 31, 2016, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

Other Individuals as a Group	10	—	January 1, 2008	December 31, 2015

	10,051	0.005510	January 1, 2008	December 31, 2017

	738,314	0.006735	January 1, 2009	December 31, 2018

Total	748,375

*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2016, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group.

Name	Restricted Shares Granted	Date of Grant

Other Individuals as a Group	5,198,358	January 1, 2010

	425,734	February 1, 2010

	3,425,360	July 1, 2010

	250,000	October 1, 2010

	1,219,580	January 1, 2011

Total	10,519,032

*	The aggregate number of common shares underlying the outstanding restricted shares held by each of these individuals is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2016, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group.

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant

David Xueling Li	*	April 30, 2013

	*	June 20, 2014

Jenny Hong Wei Lee	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Peter Andrew Schloss	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Peng T. Ong	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Richard Weidong Ji	*	May 23, 2013

	*	June 16, 2014

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant

David Tang	*	May 23, 2013

	*	June 16, 2014

Eric He	*	September 16, 2011

	*	November 21, 2012

	*	April 30, 2013

Rongjie Dong	*	April 30, 2013

	*	July 19, 2013

	*	June 20, 2014

	*	June 30, 2015

Qin Liu	*	August 6, 2015

Other Individuals as a Group	3,800	January 1, 2011

	1,718,450	September 16, 2011

	311,800	January 1, 2012

	570,579	March 31, 2012

	185,340	July 15, 2012

	2,927,210	September 1, 2012

	26,320	September 30, 2012

	138,750	March 31, 2013

	7,589	April 18, 2013

	10,003,540	April 30, 2013

	889,220	July 19, 2013

	12,000	October 1, 2013

	40,000	November 1, 2013

	168,000	February 1, 2014

	334,000	April 1, 2014

	80,000	April 30, 2014

	700,000	May 1, 2014

	3,243,358	June 20, 2014

	508,160	October 30, 2014

	340,860	April 30, 2015

	400,000	May 1, 2015

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant

	13,122,544	July 1, 2015

	180,000	October 30, 2015

	140,000	December 30, 2015

	192,000	January 1, 2016

Total	47,102,490

*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

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

Independent Committee. In July 2015, our board of directors formed a special committee of independent directors consisting of Messrs. Peter Andrew Schloss, David Tang, and Peng Tsing Ong in response to a preliminary non-binding proposal letter from the Buyer Group notifying our board of directors of their interest in acquiring all of our outstanding shares not already beneficially owned by them in a proposed going private transaction. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2015:

Functions	Number of Employees
Management	17
Customer services and operations	974
Engineering and maintenance	149
Research and development	1,739
Sales and marketing	209
General and administration	229
Total	3,317

We had a total of 1,751, 2,889 and 3,317 employees as of December 31, 2013, 2014 and 2015, respectively.

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

E. Share Ownership

Class A Common Shares

As of March 31, 2016, we had 729,301,268 Class A common shares outstanding. In addition, as of March 31, 2015, we have granted, and have outstanding, options to purchase a total of 748,375 Class A common shares, 10,519,032 restricted shares and 47,102,490 restricted share units to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see "Item 6.B. Compensation of Directors and Executive Officers."

Class B Common Shares

As of March 31, 2016, we had 369,557,976 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2016, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 729,301,268 Class A common shares outstanding and 369,557,976 Class B common shares as of March 31, 2016.

	Class A Common Shares Beneficially Owned(1)		Class B Common Shares Beneficially Owned(2)		Total Common Shares Beneficially Owned		Total Voting Power(5)

	Number	%	Number	%	Number(3)	%(4)%

Directors and Executive Officers:*

Jun Lei(6)	-	-	192,741,483,	52.2	192,741,483	17.5	43.6

David Xueling Li(7)	18,064,890	2.5	175.241,483	47.4	193,306,373	17.6	40.0

Qin Liu(8)	40,186,820	5.5	-	-	40,186,820	3.7	0.9

Jenny Hong Wei Lee(9)	32,857,440	4.5	-	-	32,857,440	3.0	0.7

Peter Andrew Schloss	**	**	**	**	**	**	**

Peng T. Ong	**	**	**	**	**	**	**

Richard Weidong Ji	**	**	**	**	**	**	**

David Tang	**	**	**	**	**	**	**

Rongjie Dong	**	**	**	**	**	**	**

Eric He	**	**	**	**	**	**	**

All directors and executive officers as a group	105,362,480	14.4	369,557,966	100.0	474,920,446	43.0	85.8

Principal Shareholders:

Top Brand Holdings Limited(10)	-	-	192,741,483	52.2	192,741,483	17.5	43.6

YYME Limited(11)	16,000,000	2.2	175,241,483	47.4	191,241,483	17.4	40.0

Notes:

*	Except for Mr. Jun Lei, Mr. Qin Liu, Ms. Jenny Hong Wei Lee, Mr. Peter Andrew Schloss, Mr. Peng T. Ong, Mr. Richard Weidong Ji, and Mr. David Tang, the business address of our directors and executive officers is c/o Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC.

**	The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2016, by the sum of (i) 729,301,268, which is the total number of Class A common shares outstanding as of March 31, 2016, and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days of March 31, 2016.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 369,557,976, being the total number of Class B common shares outstanding as of March 31, 2016.

(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2016.

(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders' vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.

(6)	Representing 192,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The business address of Mr. Lei is 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC.

(7)	Representing (i) 16,000,000 Class A common shares represented by ADSs, (ii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li and (iii) 2,064,890 Class A common shares underlying the options and restricted shares granted to Mr. David Xueling Li that are to be vested in 60 days.

(8)	Representing 40,186,820 Class A common shares represented by ADSs held by Morningside China TMT Fund I, L.P. Mr. Qin Liu is a director of our company appointed by Morningside China TMT Fund I, L.P. The business address of Mr. Liu is No. 5, Lane 249, Anfu Road, Shanghai 200031, PRC.

(9)	Representing (i) 32,228,220 Class A common shares represented by ADSs held by Granite Global Ventures III L.P., (ii) 524,220 Class A common shares represented by ADSs held by GGV III Entrepreneurs Fund L.P. and (iii) 105,000 restricted share units granted to Ms. Jenny Hong Wei Lee that have been fully vested and to be vested within 60 days. The business address of Ms. Lee is Unit 3501-3504, Two IFC, 8 Century Avenue, Pudong District, Shanghai 200120, PRC.

(10)	Representing 192,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC.

(11)	Representing (i) 16,000,000 Class A common shares represented by ADSs and (ii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li. The business address of YYME Limited is c/o David Xueling Li, Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC.

As of March 31, 2016, 1,098,859,244 of our common shares were issued and outstanding, including 369,557,976 Class B common shares and 729,301,268 Class A common shares. Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2016, 729,301,268 Class A common shares (excluding shares being held in reserve by our depositary for the exercise/vesting of the share incentive awards we issue) representing approximately 66.4% of our total outstanding shares were held by three record holders in the United States; all of the 729,301,268 Class A common shares were held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Agreements" for a description of the employment agreements we have entered into with our senior executive officers.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the proposed going private transaction disclosed in “Item 4. Information on the Company—History and Development of the Company.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B. Related Party Transactions

Contractual Arrangements

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our YY platform. To comply with these restrictions, we conduct our operations primarily through Beijing Huanju Shidai's contractual arrangements with Beijing Tuda, Guangzhou Huaduo and their respective shareholders. As to Bilin business, there is also a similar contractual arrangement among Bilin Changxiang, Bilin Online and its shareholder.

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

Contractual Arrangements with Guangzhou Huaduo

In 2015, we received service fees of RMB274.3 million (US$42.3 million) from Guangzhou Huaduo. The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

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

Contractual Arrangements with Bilin Online

In August 2015, we acquired Bilin business, a mobile instant communication application and its relevant business line, by purchasing 55.05% of the equity interests in its holding company BiLin Cayman. The Bilin entities had a complete VIE structure. Upon the consummation of the acquisition, Bilin Changxiang, Bilin Online and its shareholder entered into a series of aggrements, which is similar to the contractual arrangements with Beijing Tuda and Guangzhou Huaduo, to reestablish the VIE structure. The agreements and related instruments include an Exclusive Business Cooperation Agreement, a Powers of Attorney, an Exclusive Option Agreement, an Exclusive Assets Purchase Agreement, and an Equity Interest Pledge Agreement. This arrangement ensures the transfer of economic benefits to us, and our effective control over Bilin Online.

Transactions with Affiliates

Guangzhou Huaduo holds 40% equity interest in Zhuhai Daren.Guangzhou Huaduo and Zhuhai Daren had entered into a series of cooperation agreements, under which Guangzhou Huaduo and Zhuhai Daren agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Daren. In the years ended December 31, 2013, 2014 and 2015, the aggregate online game revenues shared from Zhuhai Daren was RMB24.5 million, RMB25.6 million and RMB25.5 million (US$3.9 million), respectively. In December 2015, Guangzhou Huaduo entered into an intangible assets purchasing agreement with Zhuhai Daren to acquire operating rights for licenced games from Zhuhai Daren was RMB5.7 million (US$0.9 million).

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Shanghang Information Technical Co., Ltd., or Guangzhou Shanghang, entered into certain server co-location agreements, under which Guangzhou Shanghang provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Shanghang entered into two content delivery network acceleration service agreements, under which Guangzhou Shanghang provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Shanghang is 24.3% owned by Mr. Jun Lei, our co-founder and chairman, including approximately 7% beneficially owned by Mr. David Xueling Li, our chief executive officer and directo, and 6.4% owned by Shanghai Yilian, respectively.In the years ended December 31, 2013, 2014 and 2015, the bandwidth service that Guangzhou Huaduo received from Guangzhou Shanghang amounted to RMB21.3 million, RMB42.5 million and RMB74.7 million (US$11.5 million), respectively.

Kingsoft Corporation, or Kingsoft, through third party advertising agencies, has in the past placed advertisements on Duowan.com and YY Client. We indirectly derived revenues through such third party advertising agencies from Kingsoft in each of the years ended December 31, 2013 and 2014, which amounted to RMB2.0 million and RMB0.4 million, respectively. In September 2013, Guangzhou Huaduo entered into series of intangible assets purchasing agreements with Kingsoft to acquire patent right and patent application right for certain software, with a total consideration of RMB6.0 million. Mr. Jun Lei, our co-founder and chairman, is currently chairman, non-executive director and minority shareholder of Kingsoft.

In March 2012 and 2013, Beijing Tuda invested RMB1.0 million and RMB1.0 million respectively, and then held a 86.96% equity interest in total in, Zhuhai Lequ Technology Co., Ltd., or Zhuhai Lequ. We had reduced our equity holding in Zhuhai Lequ to 13.33% by transferring 73.63% of equity interest we held to its founders as of December 31, 2013. We had further reduced our equity holding in Zhuhai Lequ to 10.57% by the disposal of 2.76% of the equity interest to Chengdu Xishanju Entertainment Technology Co., Ltd., a subsidiary of Kingsoft, for a cash consideration of RMB1.6 million in September, 2014. In 2013, Guangzhou Huaduo and Zhuhai Lequ entered into a cooperation agreement, under which Guangzhou Huaduo and Zhuhai Lequ agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Lequ and the aggregate online game revenues shared from Zhuhai Lequ was RMB5.1 million, RMB2.6 million and RMB0.3 million (US$ 0.05 million) in 2013, 2014 and 2015, respectively.

In 2013, Zhuhai Duowan and Xiaomi Corporation, entered into certain advertising arrangements where Xiaomi Corporation placed its advertisements on Duowan.com and YY Client in different formats over a particular period of time. We directly derived revenues from Xiaomi Corporation of RMB1.2 million in 2013. In 2015, Guangzhou huaduo and Xiao Corporation entered into certain promotion arrangements where Guangzhou huaduo placed promotion on Xiaomi platform amounting to RMB2.6 million (US$0.4 million). Mr. Lei Jun, our co-founder and chairman, is currently the chairman of Xiaomi Corporation.

In November 2013 and March 2014, Guangzhou Huaduo invested RMB7.0 million and RMB15.0 million respectively, in Guangzhou Kuyou Information Technology Co., Ltd., or Guangzhou Kuyou. Guangzhou Huaduo currently holds a 20% equity interest in Guangzhou Kuyou. In 2014, Guangzhou Huaduo and Guangzhou Kuyou entered into a series of cooperation agreements, under which Guangzhou Huaduo and Guangzhou Kuyou agreed to cooperate with respect to the exclusive operation of certain online games developed by Guangzhou Kuyou. The aggregate online game revenues shared from Guangzhou Kuyou was RMB37.0 million and RMB134.5 million (US$20.8 million) in 2014 and 2015, respectively, and the purchase of operating rights for licenced games was RMB6.8 million and RMB 3.4 million (US$0.5 million) in 2014 and 2015, respectively.

In December 2013, we made a minority interest investment in Agora, Inc., a company founded by Mr. Tony Bin Zhao, who had served as our director and chairman of our technology committee from December 2009 to March 2015.

In September 2014, Guangzhou Huaduo invested RMB6.0 million in Shenzhen Qingdou Network Technology Co., Ltd., or Shenzhen Qingdou. Guangzhou Huaduo holds 12% equity interest in Shenzhen Qingdou with significant influence over its management and operating policies. Shenzhen Qingdou borrowed RMB1.0 million in 2014 from Guangzhou Huaduo. As of December 31, 2014, Shenzhen Qingdou had repaid the loan in full.

In September 2014, Guangzhou Huaduo invested RMB3.0 million in Guangzhou Muyou Network Technology Co., Ltd., or Guangzhou Muyou. Guangzhou Huaduo holds 15% equity interest in Guangzhou Muyou with significant influence over its management and operating policies. Guangzhou Muyou borrowed RMB0.5 million in 2014 from Guangzhou Huaduo, and had repaid the loan in full as of December 31, 2014.

In October 2014, we entered into an agreement to inject our free voice-over IP service, Weihui, into Bigo Inc. or Bigo, a company set up and which was then controlled by our chief executive officer, Mr. David Xueling Li. Following two independent third-party valuation assessments and a capital injection from other investors of Bigo, including Mr. Li, we retained a 27.8% ownership stake in Bigo. We had paid daily operating expenses of RMB61.0 million and 95.3 million (US$14.7 million) on behalf of Bigo in 2014 and 2015, respectively. In 2015, Bigo borrowed RMB155.0 million (US$23.9 million) from Guangzhou Huaduo. Bigo had repaid the abovementioned amount in full as of December 31, 2015. In April 2015, Guangzhou Huaduo entered into a sale of equipments agreement with Bigo amounting to 12.1 million (US$1.9 million).

In Febuary 2015, Guangzhou Huaduo invested RMB30.0 million in Shanghai Yaoyu Culture Media Co., Ltd., or Shanghai Yaoyu. Guangzhou Huaduo holds 10% equity interest in Shanghai Yaoyu with significant influence over its management and operating policies. In January 2015, Guangzhou Huaduo entered into an intangible assets purchasing agreement with Shanghai Yaoyu to acquire operating rights for game broadcasting amounting to RMB11.5 million (US$1.8 million).

Going Private Transaction

Our board of directors received a preliminary non-binding proposal letter dated July 9, 2015 from the Buyer Group to acquire all of our outstanding common shares not already beneficially owned by them in a going private transaction for US$68.50 in cash per ADS. On July 16, 2015, our board of directors formed a special committee consisting of three independent directors, Messrs. Peter Andrew Schloss, David Tang, and Peng Tsing Ong, to consider the proposal. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

Legal Proceedings

Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in an amount of RMB100 million (US$ 15.4 million). Although we believe that the claim is unjustified and commercially motivated, if the outcome of the proceeding is unfavorable to us, we may suffer considerable damage to our financial position and reputation.

In April 2015, we initiated a litigation on antitrust and unfair competition against Guangzhou NetEase Computer System Co., Ltd. in the amount of RMB10 million (US$ 1.5 million). In September 2015, we initiated three actions against three game commentators who have breached their exclusive live broadcasting obligations owed to us, each in an amount of RMB15 million (US$ 2.3 million).

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

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
Fiscal Year 2013	56.75	13.06
Fiscal Year 2014	96.39	50.00
Fiscal Year 2015	81.70	50.52
Quarterly Highs and Lows
First Fiscal Quarter of 2013	20.89	13.06
Second Fiscal Quarter of 2013	30.95	15.52
Third Fiscal Quarter of 2013	51.38	27.10
Fourth Fiscal Quarter of 2013	56.75	41.28
First Fiscal Quarter of 2014	90.93	50.00
Second Fiscal Quarter of 2014	82.54	51.08
Third Fiscal Quarter of 2014	96.39	67.50
Fourth Fiscal Quarter of 2014	86.00	60.18
First Fiscal Quarter of 2015	73.04	50.52
Second Fiscal Quarter of 2015	81.70	54.16
Third Fiscal Quarter of 2015	69.68	51.02
Fourth Fiscal Quarter of 2015	65.53	53.34
Monthly Highs and Lows
October 2015	59.66	53.34
November 2015	60.70	56.25
December 2015	65.53	58.59
January 2016	62.79	54.22
February 2016	58.70	42.35
March 2016	61.78	51.61
April 2016 (through April 26, 2016)	63.96	60.70

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

Conversion

Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into the equivalent number of Class A common shares. In addition, if at any time, Messrs. David Xueling Li, Jun Lei and their affiliates collectively beneficially own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share will be automatically and immediately converted into one Class A common share, and we will not issue any Class B common shares thereafter. Furthermore, if at any time more than 50% of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders' affiliates) changes, each such Class B common share will be automatically and immediately converted into one Class A common share.

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

People's Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands; our holding company indirectly holds 100% of the equity interests in our PRC subsidiaries through Duowan BVI, NeoTask Cyman, NeoTask HK and Bilin Cayman. Our business operations are principally conducted through our PRC subsidiaries and our PRC consolidated affiliated entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.

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

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. holder (as defined below) that holds our ADSs or common shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their particular circumstances, including holders subject to special tax rules (for example, banks and other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, real estate investment trusts, regulated investment companies, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations, Medicare tax, the alternative minimum tax or any non-income tax (such as the United States federal estate or gift tax) considerations. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or common shares.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or common shares and partners in such partnerships are urged to consult their tax advisors regarding the ownership and disposition of our ADSs or common shares.

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

Although the law in this regard is unclear, we treat Guangzhou Huaduo, Beijing Tuda and Bilin Online as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Assuming that we own Guangzhou Huaduo, Beijing Tuda and Bilin Online for United States federal income tax purposes, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2015, and do not anticipate becoming a PFIC in future taxable years. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$5.5 million in our interest income for the year ended December 31, 2015.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2015, we have US$0.5 million payable to us from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

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

For the period from the effective date to December 31, 2015, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2015, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	For the Year Ended December 31,
	2014	2015
	(in RMB thousands)
Audit fees(1)	10,634	10,551
Tax fees(2)	-	312

(1)	"Audit fees" means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly review of our consolidated financial statement. For 2014 and 2015, the audit refers to the audit of our annual consolidated financial statements and our internal controls over financial reporting. For 2014, the "Audit fees" also includes fees billed for service provided by our independent registered public accounting firm in connection with convertible bonds offering.

(2)	"Tax fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2015.

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

For the year ended December 31, 2015, we had repurchased under the Share Repurchase Program an aggregate of 3.1 million ADSs, representing 61.9 million Class A common shares at an average price of US$54.8 per ADS, or US$2.7 per Class A common share, for aggregate consideration of US$169.5 million.

The following table sets forth a summary of our repurchase of our ADSs made in each month of 2015 under the Repurchase Plan.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$ thousand)
February 2015	768,125	55.1073	42.3%	57,671
March 2015	1,028,560	56.0697	57.7%	-

(1)	On May 4, 2014, our board of directors approved the Repurchase Plan. Under the terms of the Repurchase Program, we may repurchase up to US$100 million worth of our outstanding ADSs from time to time, for a period not to exceed twelve (12) months. The Repurchase Plan expired on May 4, 2015.

The following table sets forth a summary of our repurchase of our ADSs made in each month of 2015 under the 2015 Repurchase Plan.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$ thousand)
March 2015	1,295,871	53.6653	69.5%	30,457

(1)	On March 5, 2015, our board of directors approved the 2015 Repurchase Plan. Under the terms of the 2015 Repurchase Plan, we may repurchase up to US$100 million worth of its outstanding ADSs from time to time for a period not to exceed twelve (12) months.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Stock Market Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of YY Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.1	Registrant's Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.2	Registrant's Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.4	Investors' Rights Agreement dated September 6, 2011 among the Registrant and other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.6	Share Exchange Agreement dated September 6, 2011, relating to Duowan Entertainment Corporation (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.1	2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.2	2011 Share Incentive Plan and Amendment No. 1 to the 2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.3	Form of Indemnification Agreement with the Registrant's directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.5	English translation of Exclusive Business Cooperation Agreement dated August 12, 2008 between Huanju Shidai (formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd.) and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.6	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.7	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.8	English translation of Exclusive Technology Support and Technology Services Agreement dated August 12, 2008 between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.9	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.10	English translation of Confirmation letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.11	English translation of Powers of Attorney dated September 16, 2011 issued to Huanju Shidai by each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.12	English translation of Exclusive Option Agreements dated September 16, 2011 among Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.13	English translation of Equity Interest Pledge Agreements dated September 16, 2011 between Huanju Shidai and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.14	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.15	English translation of Exclusive Business Cooperation Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.16	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.17	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.18	English translation of Exclusive Technology Support and Technology Services Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.19	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.20	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.21	English translation of Powers of Attorney dated May 27, 2011 issued to Huanju Shidai by each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.22	English translation of Exclusive Option Agreements dated May 27, 2011 among Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.23	English translation of Equity Interest Pledge Agreements dated July 1, 2011 between Huanju Shidai and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.24	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.25	Indenture, dated March 24, 2014, constituting US$400 million 2.25% Convertible Senior Notes due 2019 (incorporated herein by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 21, 2015)

4.26	English summary of Panyu Land Purchase Agreement, dated August 7, 2014, by and among Guangzhou Huanju Shidai Information Technology Co., Ltd. and Guangzhou Panyu Information Technology Investent Development Co., Ltd. (incorporated herein by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 21, 2015)

4.27*	English summary of Contract for State-owned Construction Land Use Rights Assignment, dated August 20, 2015, by and between Guangzhou Land Resources and Real Estate Administration Bureau and Guangzhou Huaduo

4.28*	English translation of Exclusive Business Cooperation Agreement dated August 25, 2015 between Bilin online and Bilin Changxiang

4.29*	English translation of Exclusive Option Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang

4.30*	English translation of Exclusive Assets Purchase Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang

4.31*	English translation of Equity Interest Pledge Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang

4.32*	English translation of Power of Attorney dated August 25, 2015 issued to Bilin Changxiang by David Xueling Li

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Fangda Partners

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2016

YY INC.

	By:	/s/ David Xueling Li
		Name:	David Xueling Li
		Title:	Director and Chief Executive Officer

YY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YY Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of YY Inc. (the “Company”) and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Report appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2016

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2014	2015	2015
		RMB	RMB	US$
				(Note 2(e))
Assets
Current assets
Cash and cash equivalents	5	475,028	928,934	143,403
Short-term deposits	6	4,214,576	1,894,946	292,529
Restricted short-term deposits	7	100,000	389,221	60,085
Accounts receivable, net	8	257,436	132,353	20,432
Inventory		1,445	14,385	2,221
Amounts due from related parties	24	61,073	5,297	818
Prepayments and other current assets	9	204,139	147,823	22,822
Deferred tax assets	20	111,436	116,921	18,049

Total current assets		5,425,133	3,629,880	560,359

Non-current assets
Deferred tax assets	20	1,392	3,363	519
Investments	10	186,654	567,557	87,616
Property and equipment, net	11	234,228	843,449	130,206
Intangible assets, net	12	154,034	146,437	22,606
Goodwill	13	300,382	151,638	23,409
Other non-current assets	14	560,971	1,985,714	306,541

Total non-current assets		1,437,661	3,698,158	570,897
Total assets		6,862,794	7,328,038	1,131,256

Liabilities and shareholders’ equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of RMB101,160 and RMB108,500 as of December 31, 2014 and 2015, respectively)		101,525	129,819	20,041
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB354,987 and RMB385,300 as of December 31, 2014 and 2015, respectively)	15	356,150	385,300	59,480
Advances from customers (including advances from customers of the consolidated variable interest entity without recourse to the Company of RMB25,897 and RMB 45,189 as of December 31, 2014 and 2015, respectively)		34,127	55,086	8,504
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of RMB65,162 and RMB80,978 as of December 31, 2014 and 2015, respectively)		89,161	107,403	16,580
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entity without recourse to the Company of RMB357,464 and RMB579,760 as of December 31, 2014 and 2015, respectively)	16	478,703	681,889	105,266
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of RMB30,892 and RMB23,684 as of December 31, 2014 and 2015, respectively)	24	30,892	24,917	3,847

Total current liabilities		1,090,558	1,384,414	213,718

Non-current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2014 and 2015, respectively)	17	2,447,980	2,597,403	400,970
Long-term payable (including long-term payable of the consolidated variable interest entity without recourse to the Company of RMB183,000 and nil as of December 31, 2014 and 2015, respectively)	4	183,000	-	-
Deferred revenue(including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB24,383 and RMB20,752 as of December 31, 2014 and 2015, respectively)	15	24,383	20,752	3,204
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entity without recourse to the Company of RMB26,709 and RMB12,592 as of December 31, 2014 and 2015, respectively)	20	26,709	16,817	2,596

Total non-current liabilities		2,682,072	2,634,972	406,770

Total liabilities		3,772,630	4,019,386	620,488

Commitments and contingencies	26

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2015 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2014	2015	2015
		RMB	RMB	US$
				(Note 2(e))

Mezzanine equity		-	61,833	9,545

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 706,173,568 shares issued and outstanding as of December 31, 2014 and 728,227,848 shares issued and outstanding as of December 31, 2015)	21	43	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 427,352,696 shares issued and outstanding as of December 31, 2014 and 369,557,976 shares issued and outstanding as of December 31, 2015)	21	30	27	4
Additional paid-in capital		2,900,458	2,011,799	310,568
Statutory reserves	2(ee)	56,469	56,507	8,723
Retained earnings		173,963	1,207,168	186,355
Accumulated other comprehensive loss		(40,799)	(36,385)	(5,617)

Total YY Inc.’s shareholders’ equity		3,090,164	3,239,159	500,040

Non-controlling interests		-	7,660	1,183

Total shareholders’ equity		3,090,164	3,246,819	501,223

Total liabilities, mezzanine equity and shareholders’ equity		6,862,794	7,328,038	1,131,256

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
					(Note2(e))
Net revenues
Internet value-added service
—Online music and entertainment		852,885	2,109,503	3,320,052	512,528
—Online games		602,111	811,699	771,882	119,158
—Online dating		661	194,134	651,019	100,500
—Other IVAS		204,551	415,689	918,006	141,716
Other revenues		163,260	147,343	236,290	36,477

Total net revenues		1,823,468	3,678,368	5,897,249	910,379

Cost of revenues (1)	18	(881,999)	(1,849,149)	(3,579,744)	(552,617)

Gross profit		941,469	1,829,219	2,317,505	357,762

Operating expenses (1)
Research and development expenses		(267,005)	(431,188)	(548,799)	(84,720)
Sales and marketing expenses		(24,955)	(102,527)	(312,870)	(48,299)
General and administrative expenses		(200,554)	(223,019)	(358,474)	(55,339)
Goodwill impairment	13	-	-	(310,124)	(47,875)
Fair value change of contingent consideration	13	-	-	292,471	45,150

Total operating expenses		(492,514)	(756,734)	(1,237,796)	(191,083)

Other income	19	27,078	6,319	82,300	12,705

Operating income		476,033	1,078,804	1,162,009	179,384

Gain on disposal of an equity investment		-	999	-	-
Foreign currency exchange gains / (losses), net		29,555	(10,399)	(38,099)	(5,881)
Interest expense		-	(56,607)	(97,125)	(14,994)
Interest income		60,221	164,969	137,892	21,287
Other non-operating income / (expenses)		-	36,714	(2,165)	(334)

Income before income tax expenses		565,809	1,214,480	1,162,512	179,462

Income tax expenses	20	(89,951)	(154,283)	(178,327)	(27,529)

Income before share of income in equity method investments, net of income taxes		475,858	1,060,197	984,185	151,933

Share of income in equity method investments, net of income taxes		1,869	4,275	14,120	2,180

Net income		477,727	1,064,472	998,305	154,113

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders		-	-	(34,938)	(5,393)

Net income attributable to YY Inc.		477,727	1,064,472	1,033,243	159,506

Other comprehensive (loss) / income:
Foreign currency translation adjustments, net of nil tax		(31,014)	3,638	4,414	681

Comprehensive income attributable to YY Inc.		446,713	1,068,110	1,037,657	160,187

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
					(Note2(e))
Net income per ADS*
—Basic	23	8.51	18.46	18.37	2.84
—Diluted	23	8.09	17.76	17.96	2.77
Weighted average number of ADS used in calculating net income per ADS
—Basic	23	56,123,784	57,657,035	56,259,499	56,259,499
—Diluted	23	59,056,065	59,927,174	57,541,558	57,541,558

Net income per common share*
—Basic	23	0.43	0.92	0.92	0.14
—Diluted	23	0.40	0.89	0.90	0.13
Weighted average number of common shares used in calculating net income per common share
—Basic	23	1,122,475,688	1,153,140,699	1,125,189,978	1,125,189,978
—Diluted	23	1,181,121,297	1,198,543,473	1,150,831,163	1,150,831,163

*	Each ADS represents 20 Class A common shares.

(1)	Share based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
					(Note2(e))

Cost of revenues		9,860	18,037	23,963	3,699
Research and development expenses		39,587	54,141	70,951	10,953
Sales and marketing expenses		1,318	2,807	3,283	507
General and administrative expenses		66,331	59,647	87,175	13,458

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional			Accumulated other	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Accumulated deficits	comprehensive loss	shareholders’ equity
		Note 23	RMB	Note 23	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2012		179,400,000	11	907,833,224	60	2,648,404	-	(1,311,767)	(13,423)	1,323,285
Issuance of common shares for exercised share options	21	4,648,420	-	-	-	115	-	-	-	115
Issuance of common shares for vested restricted shares and restricted share units	21	16,608,480	1	-	-	(1)	-	-	-	-
Class B common shares converted to Class A common shares	21	422,001,838	26	(422,001,838)	(26)	-	-	-	-	-
Share based compensation- share options	22	-	-	-	-	14,004	-	-	-	14,004
Share based compensation- restricted shares	22	-	-	-	-	7,300	-	-	-	7,300
Share based compensation- restricted share units	22	-	-	-	-	95,792	-	-	-	95,792
Appropriations to statutory reserves	2(ee)	-	-	-	-	-	40,657	(40,657)	-	-
Components of comprehensive income
Net income		-	-	-	-	-	-	477,727	-	477,727
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	(31,014)	(31,014)

Balance as of December 31, 2013		622,658,738	38	485,831,386	34	2,765,614	40,657	(874,697)	(44,437)	1,887,209

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional		(Accumulated deficits)	Accumulated other	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	/ Retained earnings	comprehensive loss	shareholders’ equity
		Note 23	RMB	Note 23	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2013		622,658,738	38	485,831,386	34	2,765,614	40,657	(874,697)	(44,437)	1,887,209
Issuance of common shares for exercised share options	21	5,841,660	-	-	-	213	-	-	-	213
Issuance of common shares for vested restricted shares and restricted share units	21	19,194,480	1	-	-	(1)	-	-	-	-
Class B common shares converted to Class A common shares	21	58,478,690	4	(58,478,690)	(4)	-	-	-	-	-
Share based compensation- restricted shares	22	-	-	-	-	3,771	-	-	-	3,771
Share based compensation- restricted share units	22	-	-	-	-	130,718	-	-	-	130,718
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	143	-	-	-	143
Appropriation to statutory reserves	2(ee)	-	-	-	-	-	15,812	(15,812)	-	-
Components of comprehensive income
Net income		-	-	-	-	-	-	1,064,472	-	1,064,472
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	3,638	3,638

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional			Accumulated other	Total YY Inc.’s	Non-	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	shareholders’ equity	controlling interests	shareholders’ equity
		Note 23	RMB	Note 23	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164	-	3,090,164
Issuance of common shares for exercised share options	21	6,611,970	-	-	-	245	-	-	-	245	-	245
Issuance of common shares for vested restricted shares and restricted share units	21	19,498,710	1	-	-	(1)	-	-	-	-	-	-
Class B common shares converted to Class A common shares	21	57,794,720	3	(57,794,720)	(3)	-	-	-	-	-	-	-
Repurchase of Class A common shares	21	(61,851,120)	(4)	-	-	(1,041,682)	-	-	-	(1,041,686)	-	(1,041,686)
Share based compensation- restricted share units	22	-	-	-	-	152,205	-	-	-	152,205	-	152,205
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	574	-	-	-	574	-	574
Appropriation to statutory reserves	2(ee)	-	-	-	-	-	38	(38)	-	-	-	-
Set-up subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	7,798	7,798
Components of comprehensive income
Net income / (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,033,243	-	1,033,243	(138)	1,033,105
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	4,414	4,414	-	4,414

Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts in thousands)

		For the year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from operating activities
Net income		477,727	1,064,472	998,305	154,113
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	11	44,963	68,035	122,098	18,849
Amortization of acquired intangible assets	12	4,707	12,598	64,201	9,911
Allowance for doubtful accounts		31,987	28,120	4,167	643
Loss on disposal of property and equipment		1	61	3,759	580
Impairment of an equity investment		899	-	-	-
Impairment of a cost investment	10	-	4,000	6,000	926
Impairment of intangible assets	12	-	5,697	57,199	8,830
Impairment of goodwill	13	-	-	310,124	47,875
Fair value change of contingent consideration	13	-	-	(292,471)	(45,150)
Share based compensation	22	117,096	134,632	185,372	28,617
Share of income in equity method investments		(1,869)	(4,275)	(14,120)	(2,180)
Gain on disposal of an equity investment		-	(999)	-	-
Deferred income taxes, net	20	(35,414)	(45,751)	(25,039)	(3,865)
Foreign exchange (gains) / losses, net		(29,555)	10,399	38,099	5,881
Other non-operating expense		-	-	2,165	334
Other non-operating income		-	(36,714)	-	-
Changes in operating assets and liabilities, net of business acquisition
Accounts receivable		(14,472)	(183,527)	123,634	19,086
Prepayments and other assets		(46,624)	(90,924)	45,128	6,967
Amounts due from related parties		-	-	(1,323)	(204)
Inventory		-	-	(11,080)	(1,710)
Amounts due to related parties		36	28,252	(13,743)	(2,122)
Accounts payable		26,342	23,166	(22,654)	(3,497)
Deferred revenue		136,945	54,343	25,519	3,939
Advances from customers		12,034	14,578	20,959	3,236
Income tax payable		30,106	11,054	18,242	2,816
Accrued liabilities and other current liabilities		136,264	204,134	178,901	27,618

Net cash provided by operating activities		891,173	1,301,351	1,823,442	281,493

Cash flows from investing activities
Placements of short-term deposits		(1,529,090)	(5,343,934)	(1,869,789)	(288,646)
Maturities of short-term deposits		995,996	2,550,059	4,257,609	657,262
Placements of restricted short-term deposits		-	(155,000)	(1,492,799)	(230,448)
Maturities of restricted short-term deposits		-	55,000	522,981	80,734
Purchase of property and equipment		(55,606)	(178,470)	(219,843)	(33,938)
Purchase of intangible assets		(14,631)	(21,757)	(50,931)	(7,862)
Purchase of other non-current assets		-	(510,341)	(1,926,224)	(297,358)
Cash paid for equity investments	24	(11,000)	(15,000)	(500)	(77)
Cash paid for cost investments	10	(47,110)	(73,402)	(351,800)	(54,309)
Acquisition of an available-for-sale debt security	10	-	-	(6,117)	(944)
Cash received from disposal of a cost investment		3,000	-	-	-
Cash received from disposal of an equity investment		-	1,563	-	-
Cash dividend received from an equity investee		-	-	2,400	370
Net cash (paid) / received in connection with business acquisition		-	(170,950)	5,553	857
Payment on behalf of related parties	24	-	(61,000)	(95,311)	(14,713)
Repayment of expense paid on behalf of a related party	24	-	-	156,181	24,110
Loans to related parties	24	-	(1,500)	(159,000)	(24,545)
Repayment of loans from related parties	24	1,000	1,500	160,000	24,700
Loans to employees and third parties		(3,770)	(35,512)	(6,037)	(932)
Repayment of loans from employees and third parties		1,560	4,531	13,237	2,043
Proceeds from disposal of property and equipment		48	158	12,368	1,909

Net cash used in investing activities		(659,603)	(3,954,055)	(1,048,022)	(161,787)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

(All amounts in thousands)

		For the year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from financing activities
Proceeds from exercise of vested share options		115	213	245	38
Repurchase of common shares	21	-	-	(1,041,686)	(160,809)
Capital contributions from the non-controlling interests		-	-	7,798	1,204
Proceeds from bank borrowings		-	-	1,148,500	177,298
Repayment of bank borrowings		-	-	(452,000)	(69,777)
Payments of listing expenses		(5,802)	-	-	-
Proceeds from issuance of convertible bonds, net of issuance costs	17	-	2,402,549	-	-

Net cash (used in) / provided by financing activities		(5,687)	2,402,762	(337,143)	(52,046)

Net increase / (decrease) in cash and cash equivalents		225,883	(249,942)	438,277	67,660
Cash and cash equivalents at the beginning of the year		504,702	729,598	475,028	73,331
Effect of exchange rate changes on cash and cash equivalents		(987)	(4,628)	15,629	2,412

Cash and cash equivalents at the end of the year		729,598	475,028	928,934	143,403

		For the year ended December 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$
					(Note2(e))
Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized		-	(28,769)	(78,186)	(12,070)
—Acquisition of property and equipment in form of accounts payable		7,653	25,514	66,673	10,293
—Income taxes paid		(95,259)	(188,979)	(185,124)	(28,578)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a)	Principal activities

YY Inc. (the “Company”), through its subsidiaries, its variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively, the “Group”) is principally engaged in operating an online social platform in the People’s Republic of China (the “PRC” or “China”) through its platform, YY Client and through its website YY.com, Duowan.com, 100.com, Huya.com, Edu24ol.com and Zhiniu8.com.

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

(d)	Principal subsidiaries, VIE and VIE’s subsidiaries

The details of the principal subsidiaries, VIEs and VIE’s subsidiaries through which the Company conducts its business operations as of December 31, 2015 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Principal subsidiaries

Duowan Entertainment Corporation (“Duowan BVI”)	BVI	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding

Zhuhai Duowan Information Technology Co., Ltd. (“Zhuhai Duowan” or “Guangzhou Duowan”)	PRC	April 9, 2007	100%	Online advertising and software development

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Engage Capital Partners I, L.P.(“Engage L.P.”)	Cayman Islands	March 23, 2015	93.5%	Investment

Principal Variable Interest Entity (“VIE”)

Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Principal VIE’s subsidiaries

*100 Online Education Technology (Beijing) Co.,Ltd. (“100 Online”)	PRC	December 2, 2014	100%	Online education service

Beijing Huanqiu Xingxue Technology Development Co., Ltd. (“Xingxue”)	PRC	December 23, 2014	76.9%	Online education service

Shanghai Beifu Culture Communication Co., Ltd. (“Beifu”)	PRC	February 3, 2015	70%	E-commerce

Shanghai Yilian Equity Investment Partnership(LP) (“Shanghai Yilian”)	PRC	June 23, 2015	93.5%	Investment

*100 Online Education Technology (Beijing) Co.,Ltd. (“100 Online”), formerly known as Zhengrenqiang and His Partners Education Technology (Beijing) Co., Ltd. (“Zhengrenqiang”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIE Guangzhou Huaduo, which holds the internet value-added service license and approvals to provide such internet services in the PRC. Beijing Huanju Shidai entered into a series of contractual agreements among Beijing Huanju Shidai, Guangzhou Huaduo and its legal shareholders.

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

Through the aforementioned contractual agreements, Guangzhou Huaduo is considered a VIE in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through Beijing Huanju Shidai, has the ability to:

•	exercise effective control over Guangzhou Huaduo;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from VIEs as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities (continued)

As of December 31, 2015, the total assets of the consolidated VIEs and VIE’s subsidiaries were RMB3,875,295, mainly comprising cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, inventory, amounts due from related parties, prepayments and other current assets, investments, property and equipment, intangible assets, goodwill, other non-current assets and deferred tax assets. As of December 31, 2015, the total liabilities of the consolidated VIEs and VIE’s subsidiaries were RMB1,256,755, mainly comprising accounts payable, deferred revenue, advances from customers, amounts due to related parties, accrued liabilities and other current liabilities and income taxes payable.

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the consolidated VIEs and VIE’s subsidiaries that can be used only to settle obligations of the consolidated VIEs and VIE’s subsidiaries, except for registered capital and PRC statutory reserves of the VIEs and VIE’s subsidiaries amounting to RMB2,584,627 as of December 31, 2015. As the consolidated VIEs and VIE’s subsidiaries were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs and VIE’s subsidiaries.

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

The consolidated financial statements have been prepared in accordance with the U.S. GAAP to reflect the financial position and results of operations of the Group.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing Huanju Shidai, Bilin Changxiang and ultimately the Company hold all the variable interests of the VIEs and VIE’s subsidiaries and has been determined to be the primary beneficiary of the VIEs and VIE’s subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(b)	Consolidation (continued)

The Company established two funds entities, namely Engage L.P. and Shanghai Yilian, (collectively, the “Funds”), in March and June 2015, respectively.The Company holds 93.5% of interests in the Funds. The Company assesses that the Company exercises controls and is entitled to the various returns of the Fund and therefore the Funds have been accounted for as subsidiaries of and has been consolidated by the Company in accordance with ASC 810.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that the user relationship period related to online games revenue, assessment of whether the Group acts as a principal or an agent in different revenue streams, classification of perpetual items versus consumable items under item-based model, the determination of estimated selling prices of multiple element revenue contracts, income taxes, allowances for doubtful accounts, determination of share based compensation expenses, impairment assessment of goodwill, long-lived assets and intangible assets, tax considerations for earnings retained in the Group’s VIEs, fair value determination related to the accounting for business combinations and subsequent measurement of contingent consideration following business combinations, assessment on the probability of exercisability of the put option related to business combinations, assessment on the probability of performance condition affiliated in equity-classified award under ASC 718 that affect vesting, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.4778 on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Fair value of financial instruments

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

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

The fair value of the contingent consideration recognized on the acquisition date was measured using unobservable input (level 3). Trinomial Tree model was applied in determining the fair value of the contingent consideration. Under this model, the Group performs scenario analysis and calculates the fair value of the contingent consideration based on the net present value of the total contingent payments under each scenario and the expected probability of each scenario. Contingent consideration is remeasured at fair value at each reporting date since initial recognition.

The Group recorded one of its investment as an available-for-sale debt security and subsequently measured at its fair value (Note 10). The available-for-sale investment is classified within Level 3 and it is valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. However, there is no significant change in fair value of the investment from the initial investment date to December 31, 2015.

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

(l)	Available-for-sale investment

The Group classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Group has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value. The Group has designated its investment in redeemable preferred shares of one company as available-for-sale debt security in accordance with ASC 320-10 (Note 10). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses upon disposal are charged to earnings during the period in which the gains or losses are realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(m)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate

Buildings	40 years	0%
Decoration of buildings	10 years	0%
Servers, computers and equipment	3 years	0%-5%
Furniture, fixture and office equipment	5 years	0%-5%
Motor vehicles	4 years	5%
Leasehold improvements	Shorter of lease term or 5 years	-

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

(n)	Business combinations

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

(o)	Intangible assets, net

Intangible assets mainly consist of brand names, operating rights for licensed games, software, operating rights for game broadcasting, domain names and technology. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives

Brand names	1-15 years
Operating rights for licensed games	Shorter of the economic life or license period of relevant online game
Software	3 -5 years
Operating rights for game broadcasting	Over the contract terms
Domain names	15 years
Technology	5 years
Others	3-5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(p)	Impairment of long-lived assets

For long-lived assets other than investments and goodwill whose impairment is discussed elsewhere in the financial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

The impairment charges of intangible assets recorded in general and administrative expenses for the years ended December 31, 2013, 2014 and 2015 were amounting to nil, RMB5,697 and RMB57,199, respectively (Note 12).

(q)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

(r)	Annual test for impairment of goodwill

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

(t)	Mezzanine equity and non-controlling interest

Mezzanine equity

Mezzanine equity consists of non-controlling interests in certain subsidiaries with put option pursuant to which the non-controlling shareholders had the right to put their equity interests in certain subsidiaries to the Group at fair value if certain subsidiaries achieved specified performance milestones and met other pre-determined conditions before the expiry of the put option. Since the occurrence of the put was not solely within the Group’s control, the Group classifies the non-controlling interests as mezzanine equity instead of permanent equity in the Group’s consolidated financial statements.

In accordance with ASC subtopic 480-10, the Group calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interests to their estimated redemption value over the period from the date of acquisition to the earliest redemption date of the non-controlling interests and (ii) the amount of net (loss) / profit attributable to non-controlling shareholders of certain subsidiaries based on their ownership percentage. The carrying value of the non-controlling interests as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii).

Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIE’s subsidiaries which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in the Group’s consolidated financial statements consist primarily of non-controlling interests for Engage L.P. and Shanghai Yilian.

(u)	Revenue recognition

The Group generates revenues from internet value-added services (“IVAS”), online education, online advertising and others. Revenues from IVAS are generated from online music and entertainment, online games, online dating, Huya broadcasting, membership subscription fees and other IVAS. Online education services consist of vocational training and language training courses. Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platform. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Revenue recognition (continued)

(i)	Internet value-added services

The Group operates a virtual currency system, under which, the users can directly purchase virtual currency on YY Client’s online community channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items in online games (both developed by third parties and self-developed), or used directly to purchase virtual items on YY Client’s online community channels or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchasers is recorded as “Advances from customers” and upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below:

(1) Online music and entertainment revenue

The Group creates and offers virtual items to be used by users on online music and entertainment channels, which the Group operates and maintains. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by the Company. Online music and entertainment revenue consists of sales of virtual items. Users purchase consumable virtual items from the Group and present them to performers to show support for their favorite performers or time-based virtual items, which provide users with recognized status, such as priority speaking rights or special symbols on the music channels for a specific period of time. In order to attract user traffic, the Group shares with certain popular performers and channel owners, who have entered into revenue sharing arrangements with the Group, a portion of the revenues the Group derives from such in-channel virtual item sales on online music and entertainment channels, which the Group accounts for as cost of revenues. Performers and channel owners, who do not have revenue sharing arrangements with the Group, are not entitled to share any revenue derived from the virtual items sold. The Group does not recognize any revenue from offering free virtual items nor share any revenue with performers or channel owners when free virtual items are presented to performers by the users. Accordingly, online music and entertainment revenue is recognized for the sale of virtual items in online music and entertainment channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period when the virtual item is made available to the user, which does not exceed one year. The Group does not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group identifies individual elements under the arrangement and determines if such elements meet the criteria to be accounted for as separate units of accounting. The Group allocates the arrangement consideration to the separate units of accounting based on their relative selling price.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(2) Online games revenue

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to gaming players. Historically, the majority of online games revenues for the three years ended December 31, 2013, 2014 and 2015 were derived from third parties developed games.

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

The Group recognizes revenue when recognition criteria defined under U.S. GAAP are satisfied. For purposes of determining when the service has been provided to the paying player, the Group has determined that an implied obligation exists to the paying player to continue providing access to the games such that the users can utilize the virtual items purchased. Game players need to log on and access the games through the Group’s platform because their game tokens, virtual items, and game history are specific to the Group’s game accounts and non-transferable to other platforms. To purchase in-game virtual items, players can either charge their game accounts by purchasing game tokens or virtual currency from the Group’s platform, which is convertible into game tokens based on a predetermined exchange rate agreed among the Group and the relevant game developers.

The proceeds from the sales of the Group’s virtual currency is recorded as “advances from customers”, representing prepayments received from users in the form of the Group’s virtual currency not yet converted into game specific tokens. Upon the conversion into a game token from the Group’s virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between the Group and the relevant game developer based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. The Group’s portion, net of the game developer’s entitled consideration, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert the virtual currency into game tokens or purchase the game tokens unless they plan to purchase in-game virtual items soon.

There are two types of third party developed online games:

-	Non-exclusive third party developed games
-	Exclusive third party developed games

Under the non-exclusive arrangement, game developers license the games to various platforms and the Group is only one of the platforms. Game developers will receive only revenue shared from the Group pursuant to the mutually agreed sharing percentage.

Under the exclusive arrangement, game developers only license the game to the Group as the exclusive licensee. The Group can sub-license the games to other platforms and receive a portion of revenue sharing from sub-licensees. In addition to the revenue shared to the game developers, the Group should also pay an exclusive license fee to the game developers.

-	Non-exclusive third party developed games

Pursuant to contracts signed between the Group and the respective game developers, revenues from the sale or conversion of game tokens for the purchase of in-game virtual items from online games developed by third parties are shared between the Group and the game developers based on a pre-agreed ratio for each game. These revenue-sharing contracts typically last for one to two years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(2) Online games revenue (continued)

-	Non-exclusive third party developed games (continued)

The third party developed games under non-exclusive licensing contracts are maintained and updated by the game developers. The Group views the game developers to be the Group’s customers and considers the Group’s responsibilities under the agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on the YY platform. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to the game players or as agent in the transaction, and the specific requirement of each contract. The Group determined that for third party developed games, the third party game developers are the principals given the game developers design and develop the online game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, the Group records online games revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

Given that third party developed games under non-exclusive licensing contracts are managed and administered by the third party game developers, the Group does not have access to the data on the consumption details such as when the game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, the Group maintains historical data on timing of the conversion of its virtual currency into game specific tokens and the amount of purchases of game tokens. The Group believes that its performance for, and obligation to, the game developers correspond to the game developers’ services to the users. The Group has adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship period with the Group on a game-by-game basis, which is approximately one to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship period with the Group may change in the future.

When the Group launches a new game, it estimates the user relationship period based on other similar types of games in the market until the new game establishes its own history. The Group considers the game’s profile, attributes, target audience, and its appeal to players of different demographics groups in estimating the user relationship period.

The estimated user relationship period is based on data collected from those users who have acquired game tokens. To estimate the user relationship period, the Group maintains a system that captures the following information for each user: (a) the frequency that users log into each game via the Group’s platform, and (b) the amount and the timing of when the users convert or charge his or her game tokens. The Group estimates the user relationship period for a particular game to be the date a player purchases or converts from virtual currency to a game token through the date the Group estimates the user plays the game for the last time. This computation is performed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

The consideration of user relationship period with each online game is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated user relationship period for each game on a quarterly basis. Any adjustments arising from changes in the user relationship period as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(2) Online games revenue (continued)

-	Exclusive third party developed games

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

Pursuant to the exclusive licensing contracts signed between the Group and the third party game developers, the Group’s responsibilities in operating the licensed games vary for each game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service, (iv) has involvement in the determination of product and service specifications.

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

Pursuant to the terms and conditions of certain online game exclusive license agreements entered into between game developers and the Group, the Group, as the exclusive licensee, could sublicense a non-exclusive, non-transferable and limited license to any third party without the prior formal consent of game developers. Under the non-exclusive and non-transferable limited license, the sub-licensee cannot further license the game to other platforms. The Group received monthly revenue-based royalty payments from all sub-licensees. The Group views the third-party sub-licensees operators as its customers and recognizes revenues on a net basis, as the Group does not have the primary responsibility for fulfillment and acceptability of the game services.

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

- Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as the Group acts as a principal to fulfill all obligations. Considering that revenues derived from self-developed games were immaterial to the Group for the years presented, the Group does not maintain information on consumption details of in-game virtual items, and only maintains limited information related to the frequency of log-ons for its self-developed games. Given that certain historical data is not available, the Group uses the user relationship period of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for its self-developed games.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Revenue recognition (continued)

(i)	Internet value-added services (continued)

(3) Other IVAS revenue

Other IVAS revenue mainly represents revenue from sales of virtual items in various channels in YY platform, such as online dating and Huya broadcasting channels etc., membership subscription revenue, and other miscellaneous sales in YY platform.

Revenue from sales of virtual items in various channels, including online dating and Huya broadcasting, is recognized on item basis, which is consistent with the revenue recognition policies for online music and entertainment revenue stream. The Group operates a membership subscription program where subscription members can have enhanced user privileges when using YY Client. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

(ii)	Online education revenues

Educational programs and services consist of vocational training and language training courses. The course fee is generally paid in advance and is initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships and course fee refunds. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds were insignificant over the period presented.

In addition to regular courses, the Company also provides a package of several regular courses to students, which has individual fair value in the market. Pursuant to the applicable accounting guidance, the Company has accounted for these course packages as a multiple-element arrangement because each individual course qualifies as a single unit of accounting, and allocated the course fee from the course package to each individual course in the package based on its relative fair value. The Company recognizes revenue equal to the fair value allocated to individual courses proportionately as the classes are attended.

Students are granted a right to retake the courses at a substantial discount in the circumstances where the students fail to achieve certain score targets for some specific courses. The discount arrangement has a stand-alone value and qualifies as a separate unit of accounting under U.S. GAAP. Therefore, the Company has accounted for those courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on our historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of the initial course term.

The Company also sells pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognised on a gross basis based on the selling price of the distributors to the students and is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Revenue recognition (continued)

(iii)	Advertising revenues

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Revenue recognition (continued)

(iii)	Advertising revenues (continued)

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

(v)	Advances from customers and deferred revenue

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

(w)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) salary and welfare, (iv) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (v) payment handling cost, (vi) business taxes and surcharges, (vii) share based compensation, and (viii) other costs.

In the PRC, business taxes are imposed by the government on revenues reported by any selling entity for the provision of taxable services in the PRC. The business tax rate varies depending on the nature of the revenues. The Group is also subject to cultural development fee at a tax rate of 3% on service income from provision of advertising services in the PRC.

Except for online games revenues, the Group’s IVAS revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Other revenues of the Group, including online games revenues, is subject to VAT for all the periods presented.

The Group is subject to surcharges of business taxes and VAT, which are calculated based on 12% of the business taxes and VAT paid for the years ended December 31, 2013, 2014 and 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(w)	Cost of revenues (continued)

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

(x)	Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share based compensation for research and development personnel, (iii) rental expenses and (iv) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2013, 2014 and 2015, respectively.

(y)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salary and welfare for sales and marketing personnel, and (iii) rental expenses. The advertising and market promotion expenses amounted to approximately RMB8,054, RMB76,192 and RMB253,210 during the years ended December 31, 2013, 2014 and 2015, respectively.

(z)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share based compensation for management and administrative personnel, and (iii) impairment charges of intangibles in relation to acquisitions.

(aa)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of operations amounted to RMB68,334, RMB115,012 and RMB171,349 for the years ended December 31, 2013, 2014 and 2015, respectively.

(bb)	Share based compensation

The Company grants stock-based award, such as, but not limited to, share options, restricted shares, and restricted share units to eligible employees, officers, directors, and non-employee consultants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(bb)	Share based compensation (continued)

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related share based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. Duowan BVI also granted share options, restricted shares and restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

Following the listing of the Company, the grant date fair value of share based awards is based on stock price of the Company in the NASDAQ Global Market.

For an award with a performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. Performance and service conditions should be considered when the Company is estimating the quantity of awards that will vest. Compensation cost will reflect the number of awards that are expected to vest and will be adjusted to reflect those awards that do ultimately vest. The Group recognizes compensation cost for awards with performance conditions if and when the Group concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures over the requisite service period. The Group reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment, unless on certain situations, the Group may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

(cc)	Other income

Other income primarily consists of government grants which represent cash subsidies received from the PRC government by the Group entities. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as operating income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(dd)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions.

(ee)	Statutory reserves

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

During the year ended December 31, 2013, 2014 and 2015, appropriations to general reserve fund and statutory surplus fund amounted to RMB40,657, RMB15,812 and RMB38, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ff)	Related parties

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

(gg)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2013, 2014 and 2015, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(hh)	Income per share

Basic income per share is computed on the basis of the weighted-average number of common shares outstanding during the period under measurement. Diluted income per share is based on the weighted-average number of common shares outstanding and potential common shares. Potential common shares result from the assumed exercise of outstanding share options, RSs and RSUs or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method.

(ii)	Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive (loss)/income of the Group includes the foreign currency translation adjustments.

(jj)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

(kk)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) which will replace requirements in U.S. GAAP. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The standard will be effective for the first quarter of 2018.The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(kk)	Recently issued accounting pronouncements (continued)

In February 2015, the FASB issued Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: 1) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02: Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-03: Intangibles—Goodwill and Other (Topic 350), Business Combinations (Topic 805), Consolidation (Topic 810), Derivatives and Hedging(Topic 815): Effective Date and Transition Guidance (PCC 15-01). The amendments in this Update make the guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a preferability assessment the first time they elect the accounting alternatives within the scope of this Update. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this Update also extend the transition guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this Update extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two Updates. The amendments in this Update are effective immediately. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

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

As mentioned in Note 1(e), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIE, namely Guangzhou Huaduo. As of December 31, 2015, Mr. David Xueling Li, CEO, Mr. Jun Lei, Chairman of the Company, Mr. Tony Bin Zhao, Mr. Jin Cao and Beijing Tuda own approximately 0.5%, 0.44%, 0.04%, 0.02% and 99% of Guangzhou Huaduo’s equity interests, respectively.

Guangzhou Huaduo holds the licenses and permits necessary to conduct its internet value-added services and online advertising in the PRC. If the Company had direct ownership of the VIE, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIE and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Group’s contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai’s unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai will provide services including technology support, technology services, business support and consulting services to Guangzhou Huaduo in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Guangzhou Huaduo’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai incurs for providing such services. Beijing Huanju Shidai may charge up to 100% of the income in Guangzhou Huaduo and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai from time to time. The service fees payable by Guangzhou Huaduo to Beijing Huanju Shidai are determined to be up to 100% of the profits of Guangzhou Huaduo, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai. If fees were incurred, it would be significant to the Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIE. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment. For the years ended December 31, 2013, 2014 and 2015, Guangzhou Huanju Shidai and Beijing Huanju Shidai determined that service fees of RMB31,153, RMB363,117 and RMB274,285 were charged to Guangzhou Huaduo. The service fees are typically determined based on the costs and expenses that WOFEs incurs for providing relevant technology support to Guangzhou Huaduo, as well as the consideration of Guangzhou Huaduo’s future business development plan and its increasingly growing and diverse operational needs.

As of Decmber 31, 2015, Beijing Tuda and Bilin Online, as the Group’s VIEs, still have no substantial business operation. Therefore no service fees were charged by Beijing Huanju Shidai and Bilin Changxiang respectively for the periods presented as both of the two VIEs have accumulated losses since inception.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

Further, the Group believes that the contractual arrangements among Beijing Huanju Shidai and Bilin Changxiang, the VIEs, and their shareholders are in compliance with PRC law and are legally enforceable. However, the PRC government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure the Group’s operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group’s business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIE’s subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Huanju Shidai and Bilin Changxiang, and the VIEs.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its businesses through VIEs violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Group to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft VIE law, if it becomes effective, to be remote.

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

The following consolidated financial information of the Group’s VIEs and VIE’s subsidiaries excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2014	2015
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	305,405	403,722
Short-term deposits	1,002,020	250,000
Restricted short-term deposits	100,000	110,000
Accounts receivable, net	243,529	127,365
Inventory	1,445	14,385
Amounts due from related parties	43,816	5,164
Prepayments and other current assets	113,939	117,536
Deferred tax assets	85,004	87,492
Total current assets	1,895,158	1,115,664

Non-current assets
Deferred tax assets	1,392	3,363
Investments	63,220	285,292
Property and equipment, net	227,372	292,340
Intangible assets, net	133,888	110,214
Goodwill	298,802	136,066
Other non-current assets	31,520	1,932,356
Total non-current assets	756,194	2,759,631

Total assets	2,651,352	3,875,295

	December 31,
	2014	2015
	RMB	RMB

Liabilities
Current liabilities
Accounts payable	101,160	108,500
Deferred revenue	354,987	385,300
Advances from customers	25,897	45,189
Income taxes payable	65,162	80,978
Accrued liabilities and other current liabilities	357,464	579,760
Amounts due to related parties	30,892	23,684

Total current liabilities	935,562	1,223,411

Non-current liabilities
Long-term payable	183,000	-
Deferred revenue	24,383	20,752
Deferred tax liabilities	26,709	12,592

Total non-current liabilities	234,092	33,344

Total liabilities	1,169,654	1,256,755

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Net revenues	1,669,852	3,543,994	5,821,305
Net income	486,095	1,136,570	1,267,111

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Net cash provided by operating activities	845,198	1,313,521	2,164,953
Net cash used in investing activities	(592,390)	(994,574)	(2,251,207)
Net cash provided by financing activities	-	-	704,298
	252,808	318,947	618,044

(b)	Foreign exchange risk

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

(c)	Concentration risk

(i)	Concentration of revenue No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2013, 2014 and 2015.

(ii)	Concentration of accounts receivable

The Group collects accounts receivable from collection agencies, external game platforms and advertising customers. The Group depends on payments from a limited number of collection agencies and advertising customers. The top 10 accounts receivable accounted for 83% and 82% of the total accounts receivable as of December 31, 2014 and 2015, respectively. The following table summarizes the percentage of accounts receivable from collection agencies and advertising customers with over 10% of total accounts receivable:

	December 31,
	2014	2015
	RMB	RMB
Collection agencies and advertising customers
B1	57%	35%
B2	*	12%
B3	*	11%

*	Less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(d)	Credit risk

As of December 31, 2014 and 2015, substantially all of the Group’s cash and cash equivalents and short-term deposits were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2013, 2014 and 2015 and believes that its credit risk to be minimal.

4.	Business combination

Acquisition of 100 Online and Beijing DuBooker Culture Communication Co., Ltd. (“DuBooker")

On December 2, 2014, the Group acquired 100% of the equity interests of 100 Online and DuBooker for a fixed cash consideration of RMB60 million, plus additional variable cash consideration that is contingent upon the achievement of pre-established performance metrics. 100 Online is primarily engaged in providing a variety of online English courses specialising in the preparation of International English Language Testing System ("IELTS") to registered students through online education platforms, and DuBooker is primarily engaged in the publishing of a variety of teaching materials relevant to language education. The purpose of the acquisition was to strengthen the Group’s competitive advantages in China’s online education business. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination (continued)

Acquisition of 100 Online and DuBooker (continued)

RMB

Cash consideration	60,000
Contingent consideration	183,000
Total consideration	243,000

Net assets acquired	1,882
Identifiable intangible assets acquired
- Brand names	42,000
- Others	18,300
Goodwill	195,893
Deferred tax liabilities	(15,075)
Total	243,000

The agreements for the acquisition of 100 Online included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the actual net profit of 100 Online for years 2015 through 2017 as compared to the pre-established performance metrics as stipulated in the agreements. The undiscounted amounts the Company shall pay when the net profit of 100 Online from 2015 through 2017 equals to 100% of the performance metrics is RMB240 million. The actual contingent payments would be adjusted based on the degree of how the actual net profit is higher or lower than the performance metrics from 2015 through 2017. The fair value of the contingent consideration recognized on the acquisition date of RMB183 million was determined by the Company using the Trinomial Tree model. Under this model, the Company performs scenario analysis by assuming different scenarios under which 100 Online achieves different actual net profit for years 2015 through 2017. Under different scenarios, the amount of contingent consideration differs according to the stipulation in the agreements. The Company then calculated the fair value of the contingent consideration based on the net present value of the total contingent consideration under different scenarios and the expected probability of each scenario. Please refer to note 25 for the key parameters adopted in the valuation.

The business combination was completed on December 2, 2014. The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2014 and 2015, no measurement period adjustment had been recorded. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2014.

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive income.

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included brand names, cooperation agreements, copyrights of teaching materials and non-compete agreements, which have an estimated useful life of nine, three, five and five years, respectively. Total goodwill of RMB196 million primarily represents the expected synergies from combining operations of 100 Online and Dubooker with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination (continued)

Acquisition of Xingxue and Beijing Huanqiu Chuangzhi Software Co., Ltd. (“Chuangzhi”)

On December 23, 2014, the Group acquired 100% of the equity interests of Xingxue and Chuangzhi for a fixed cash consideration of RMB128 million. The principal business of Xingxue and Chuangzhi is the operation of online vocational training platform. The purpose of the acquisition was to expand the Group's own educational service offerings from online English courses to a variety of online vocational training courses. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

RMB

Net liabilities assumed	(8,549)
Identifiable intangible assets acquired
- Brand names	43,620
- Other	4,792
Goodwill	100,382
Deferred tax liabilities	(12,103)
Total	128,142

The business combination was completed on December 23, 2014. The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. As of December 31, 2014 and 2015, no measurement period adjustment had been recorded. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2014.

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive income.

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included brand names, and software, which have an estimated useful life of fifteen and five years, respectively. Total goodwill of RMB100 million primarily represents the expected synergies from combining operations of Xingxue and Chuangzhi with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

Acquisition of Beifu

On February 3, 2015, the Group acquired 70% of the equity interests of Beifu from the founders of Beifu for a fixed cash consideration of RMB39 million, plus additional variable cash consideration that is contingent upon the achievement of pre-established performance metrics for years 2015 through 2017. Beifu is primarily engaged in the operation of E-commerce, which is based on YY’s existing user base. The purpose of the acquisition was to integrate the Group's technology and huge user base together with Beifu's successful experience in the operation of E-commerce area. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination (continued)

Acquisition of Beifu (continued)

RMB

Cash consideration	39,200
Contingent consideration	107,306
Total consideration	146,506

Net assets acquired	31,994
Identifiable intangible assets acquired	12,900
Goodwill	147,388
Deferred tax liabilities	(3,225)
Non-controlling interest	(42,551)
Total	146,506

The agreements for the acquisition of Beifu included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the achievement of pre-established performance metrics as stipulated in the agreements for years 2015 through 2017. The undiscounted amounts the Company shall pay when Beifu achieves 100% of the performance metrics from 2015 through 2017 is RMB219 million. The actual contingent payments would be adjusted based on the degree of how the actual revenue and net profit are higher or lower than the performance metrics from 2015 through 2017. The fair value of the contingent consideration recognized on the acquisition date of RMB107 million was determined by the Company using the Trinomial Tree model. Under this model, the Company performs scenario analysis by assuming different scenarios under which Beifu achieves different performance for years 2015 through 2017. Under different scenarios, the amount of contingent consideration differs according to the stipulation in the agreements. The Company then calculated the fair value of the contingent consideration based on the net present value of the total contingent consideration under different scenarios and the expected probability of each scenario. Please refer to note 25 for the key parameters adopted in the valuation.

The fair value of non-controlling interest in Beifu was determined mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration of other factors, as appropriate. If Beifu achieved specified performance metrics and did not complete an initial public offering, and the founders of Beifu remained being employed by the Company, the non-controlling shareholders had the right to put their equity interests in Beifu to the Company at the fair value (“the put option”). The Company considered the probability of the exercise of the put option and believed that the exercise of the put option is not probable upon the acquisition date and as of December 31, 2015.

Pursuant to ASC 480-10-S99-3A, considering the non-controlling interests are redeemable upon the occurrence of an event that is not solely within the control of the Company, the Company classified the non-controlling interests with the written put option as mezzanine equity in the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination(continued)

Acquisition of Beifu (continued)

The business combination was completed on February 3, 2015. The excess of the purchase price over tangible assets, identifiable intangible assets acquired, and liabilities assumed and fair value of the non-controlling interest was recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including the income approach and the replacement cost approach, as appropriate. Acquisition related costs were immaterial and were included in general and administrative expenses for the year ended December 31, 2015.

Pro forma results of operations related to the acquisition have not been presented because they are not material to the Group’s consolidated statements of operations and comprehensive income.

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included relationship with online game hosts and non-compete agreements, which have an estimated useful life of three and seven years, respectively. Total goodwill of RMB147 million primarily represents the expected synergies from combining operations of Beifu with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2014 and 2015 primarily consist of the following currencies:

	December 31, 2014		December 31, 2015
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	394,214	394,214	450,802	450,802
US$	13,205	80,814	73,632	478,132
Total		475,028		928,934

6.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2014 and 2015 primarily consist of the following currencies:

	December 31, 2014		December 31, 2015
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	1,921,520	1,921,520	250,000	250,000
US$	374,685	2,293,056	253,322	1,644,946
Total		4,214,576		1,894,946

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

7.	Restricted short-term deposits

	December 31,
	2014	2015
	RMB	RMB

Pledge short-term deposits for one pending litigation (i)	100,000	110,000
Pledge short-term deposits for bank borrowing facilities (ii)	-	279,221

Total	100,000	389,221

(i) As of December 31, 2014 and 2015, the Group had restricted short-term deposits balance of RMB100 million and RMB 110 million representing pledged deposit for one pending litigation in which the Group is the claimant and has applied to the court to freeze the assets of the defendant. Pursuant to relevant PRC laws and regulations, the Group had to deposit a certain amount of cash as pledged deposit in order to submit the application to the court requesting to freeze the defendant’s assets.

(ii) As of December 31, 2015, the Company had offshore restricted short-term deposits balance set aside for a period of 12 months or less of approximately RMB279 million for bank borrowing facilities.

(iii) In 2015, the Company had short-term deposits of RMB700 million, and a short term borrowing of RMB697 million with the same domestic bank in the PRC, and the Company paid off the short term borrowing with the short-term deposits.

8.	Accounts receivable, net

	December 31,
	2014	2015
	RMB	RMB

Accounts receivable, gross	314,778	191,144
Less: allowance for doubtful receivables	(57,342)	(58,791)

Accounts receivable, net	257,436	132,353

The following table summarized the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Balance at beginning of the year	(5,716)	(31,214)	(57,342)
Additions charged to general and administrative expenses	(31,987)	(26,246)	(1,449)
Write-off during the year	6,489	118	-

Balance at end of the year	(31,214)	(57,342)	(58,791)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

9.	Prepayments and other current assets

	December 31,
	2014	2015
	RMB	RMB

Prepayments and deposits to vendors and content providers	54,330	71,354
Interests receivable	98,355	41,220
Employee advances	5,144	12,484
Rental and other deposits	6,093	12,111
Loans receivable	34,502	1,338
Others	5,715	9,316

Total	204,139	147,823

10.	Investments

	December 31
	2014	2015
	RMB	RMB

Cost investments (i)	153,024	516,446
Equity investments	33,630	44,994
Available-for-sale debt security (ii)	-	6,117

Total	186,654	567,557

(i)	In 2015, the Group entered into agreements to acquire minority stake of 16 entities with total consideration of RMB351,800. The investments were not investment in common stock or in-substance common stock and therefore were precluded from applying the equity method of accounting. They have been accounted for as investments under cost method, since all of these equity securities do not have a readily determinable fair value.

(ii)	In September 2015, the Group entered into share purchase agreements to acquire 4.25% equity stake of a company with a total consideration of RMB6,117. The Group recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Group are redeemable at the option of the Group. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end. There was no significant change in fair value of the investment from the investment date to December 31, 2015.

(iii)	The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. In 2015, based on the Group's assessment, an impairment charge of RMB6,000 was recorded in relation to the carrying value of one of its investments under cost method due to the significant deterioration in the earnings performance and business prospects of the investee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

11.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2014	2015
	RMB	RMB

Gross carrying amount
Building	-	482,387
Servers, computers and equipment	304,117	453,441
Leasehold improvements	32,392	69,929
Decoration	-	66,140
Furniture, fixture and office equipment	13,879	26,098
Motor vehicles	10,815	12,835
Construction in progress	31,786	1,937

Total	392,989	1,112,767
Less: accumulated depreciation	(158,761)	(269,318)

Property and equipment, net	234,228	843,449

Depreciation expense for the years ended December 31, 2013, 2014 and 2015 were RMB44,963, RMB68,035 and RMB122,098, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

12.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2014	2015
	RMB	RMB

Gross carrying amount
Brand names	94,120	102,654
Operating rights for licensed games	11,721	46,879
Software	17,304	38,307
Operating rights for game broadcasting	-	35,071
Domain names	24,686	25,902
Technology	17,145	17,621
Others	18,300	31,200

Total of gross carrying amount	183,276	297,634

Less: accumulated amortization
Brand names	(1,728)	(20,294)
Operating rights for licensed games	(4,249)	(15,010)
Software	(5,944)	(9,464)
Operating rights for game broadcasting	-	(23,278)
Domain names	(4,278)	(6,249)
Technology	(6,035)	(7,712)
Others	(774)	(5,478)

Total accumulated amortization	(23,008)	(87,485)

Less: accumulated impairment	(6,234)	(63,712)

Intangible assets, net	154,034	146,437

In 2015, the Group recognized impairment loss of intangible assets of RMB57,199, primary related to the 100 Online English training business and Beifu E-commerce business. In the second quarter of 2015 and on October 1, 2015, the Group performed interim and annual goodwill impairment test for the goodwill generated from the acquisition of 100 Online and Beifu, due to the poor financial performance of these two VIE’s subsidiaries (Note 13), and recognized impairment loss of intangible assets of RMB48,814 and RMB8,385, respectively, which was mainly made against the carrying amount of the brand names.

In 2014, the Group recognized impairment of intangible assets of RMB5,697, which was made against the carrying amount of the technology acquired in a business combination in 2012. The Group ceased to use this technology in its business in 2014 and believed the technology cannot bring future economic benefits to the Group. As a result, an impairment loss equal to the carrying amount of the technology was recognized.

Amortization expense for the years ended December 31, 2013, 2014 and 2015 were RMB4,707, RMB12,598 and RMB64,201, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

12.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets

2016	44,269
2017	23,052
2018	19,076
2019	11,070
2020	8,744

The weighted average amortization periods of intangible assets as of December 31, 2014 and 2015 are as below:

December 31,
	2014	2015

Domain names	15 years	15 years
Technology	5 years	5 years
Software	4 years	5 years
Brand names	11 years	10 years
Operating rights for licensed games	2 years	3 years
Operating rights for game broadcasting	-	1 year
Others	3-5 years	3-5 years

13.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 were as follows:

	YY IVAS and others	100 Education	Total
	RMB	RMB	RMB

Balance as of December 31, 2013	1,577	-	1,577
Increase in goodwill related to acquisition (i)	2,527	296,275	298,802
Foreign currency translation adjustment	3	-	3
Balance as of December 31, 2014	4,107	296,275	300,382

Increase in goodwill related to acquisition (i)	161,326	-	161,326
Impairment charges (ii)	(128,035)	(182,089)	(310,124)
Foreign currency translation adjustment	54	-	54
Balance as of December 31, 2015	37,452	114,186	151,638

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Goodwill (continued)

(i) In December 2014, the Company purchased 100% equity interest of 100 Online and Dubooker. Goodwill of RMB195,893 was recognized in the segment of 100 Education from this business acquisition (Note 4).

In December 2014, the Company purchased 100% equity interest of Xingxue and Chuangzhi. Goodwill of RMB100,382 was recognized in the segment of 100 Education from this business acquisition (Note 4).

In February 2015, the Company purchased 70% equity interest of Beifu. Goodwill of RMB147,388 was recognized in the segment of YY IVAS and others from this business acquisition (Note 4).

Goodwill represents the synergy effects of the business combination.

(ii) The Group performs its annual goodwill impairment test of each reporting unit as of October 1, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the company-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results.

The Company performed goodwill impairment tests to determine if goodwill impairment indicators existed as of 2014 year end, and the results of these tests indicated that the Company’s goodwill was not impaired.

In June 2015, it was noted that 100 Online’s financial and operational performance in the first half year of 2015 was behind the original budget resulting from unexpected fierce market competition and the resignation of a number of key personnel in 100 Online. Accordingly, the Group performed an interim assessment on the goodwill impairment related to 100 Online and recognized an estimated goodwill impairment charge of RMB110,699. Correspondingly, long-term payable amounting to RMB111,547 in relation to the contingent consideration was reversed.

In the annual goodwill impairment assessment, the Group has noted further impairment indicator for 100 Online as well as impairment indicator for Beifu as certain key personnel of 100 Online and Beifu resigned in the third quarter of 2015. Based on the result of the annual impairment assessment, for 100 Online, an impairment charge of RMB71,390 was recognised and correspondingly, long-term payable amounting to RMB73,618 in relation to the contingent consideration was reversed; For Beifu, an impairment charge of RMB128,035 was recognised and correspondingly, long-term payable amounting to RMB 107,306 in relation to the contingent consideration was reversed.

The above goodwill impairment assessments on 100 Online and Beifu weighted the results from the income approach and considered a combination of factors, including, but not limited to, market conditions, expected future cash flows, growth rates and discount rates, which require the Group to make certain estimates and assumptions regarding industry economic factors and future profitability of the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Other non-current assets

	December 31,
	2014	2015
	RMB	RMB

Prepayment for acquiring a land use right	-	1,860,525
Prepayments of exclusive license fees	31,189	69,983
Unamortized convertible bonds issuance cost	42,275	25,284
Prepayment for acquiring an office building	481,047	20,000
Others	6,460	9,922

Total	560,971	1,985,714

15.	Deferred revenue

	December 31,
	2014	2015
	RMB	RMB

Deferred revenue, current:
IVAS revenues	331,555	361,023
Education revenues	22,899	21,577
Government grants	1,696	2,700
Total current deferred revenue	356,150	385,300

Deferred revenue, non-current:
IVAS revenues	23,850	20,085
Government grants	533	667
Total non-current deferred revenue	24,383	20,752

16.	Accrued liabilities and other current liabilities

	December 31,
	2014	2015
	RMB	RMB

Accrued revenue sharing fees	160,248	298,805
Accrued salaries and welfare	168,300	169,041
Accrued bandwidth costs	53,399	71,507
Market promotion expenses	5,944	29,358
Business and other taxes payable	15,220	14,370
Value added taxes payable	2,734	16,010
Interests payable	13,944	14,795
Others	58,914	68,003

Total	478,703	681,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17	Convertible bonds

	December 31,
	2014	2015
	RMB	RMB

2019 Convertible Senior Notes	2,447,980	2,597,403

On March 18, 2014, the Company issued Convertible Senior Notes due 2019 with principal amount of US$400,000,000 (the "Notes"). The Notes bear interest at a rate of 2.25% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The Notes will mature on April 1, 2019. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date.

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

The net proceeds to the Company from the issuance of the Notes were US$390.8 million. Debt issuance costs were US$9.2 million which are being deferred and amortized to interest expense from the issuance date (March 18, 2014) to the first put date of the Notes (April 1, 2017).

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

The value of the Notes is initially measured by the cash received and is subsequently stated at amortized cost. As of December 31, 2014 and 2015, RMB2.4 billion (US$400 million) and RMB2.6 billion (US$400 million) has been accounted for as the value of the Notes in non-current liabilities.

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

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470-20. There was no BCF attributed to the Notes as the set conversion price for the Notes was greater than the fair value of the common share price on the date of issuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds (continued)

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature: (Continued)

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change, the number of shares issuable upon conversion will be increased. Upon occurrence of such adjustment, the Company will have to assess the contingent BCF using a measurement date upon issuance of the Notes. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46, and therefore the Company concludes that this feature is also considered indexed to its own shares.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

Interest expense recognized during the years ended December 31, 2014 and 2015 was RMB56,607 and RMB74,786.

18.	Cost of revenues

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Revenue sharing fees and content costs	444,065	1,133,984	2,343,224
Bandwidth costs	203,238	345,913	570,169
Salary and welfare	88,456	131,773	198,153
Depreciation and amortization	37,084	59,817	145,135
Payment handling costs	24,955	55,101	104,849
Business tax and surcharges	47,755	49,233	27,794
Share based compensation	9,860	18,037	23,963
Other costs	26,586	55,291	166,457

Total	881,999	1,849,149	3,579,744

19.	Other income

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Government grants	25,356	5,570	79,541
Others	1,722	749	2,759

Total	27,078	6,319	82,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax

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

(iii) Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2013, 2014 and 2015.

(iv) PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries, VIEs and VIE’s subsidiaries in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, and qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years.

The Group’s PRC entities provided for enterprise income tax as follows:

•	From 2013 to 2015, Guangzhou Huaduo accrued the EIT at a tax rate of 15% as a result of HNTE status.
•	Guangzhou Huanju Shidai reported tax loss from 2010 to 2013. On December 31, 2013, Guangzhou Huanju Shidai was granted the qualification as a software enterprise and started to enjoy the zero preferential tax rate beginning from 2014.
•	Other PRC subsidiaries, VIEs and VIE’s subsidiaries were subject to 25% EIT for the periods reported.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2014 and 2015 are approximately RMB1,819,004 and RMB3,090,721, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2014 and 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Current income tax expenses	(125,365)	(200,034)	(203,366)
Deferred income tax benefits	35,414	45,751	25,039
Income tax expense for the year	(89,951)	(154,283)	(178,327)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	10.5%	13.1%	14.0%
Effect of tax-exempt entities	2.2%	1.1%	(1.6)%
Effect of change in tax rate	-	-	0.5%
Permanent differences (i)	(4.0)%	(3.5)%	(3.8)%
Change in valuation allowance	(3.0)%	(0.4)%	(1.7)%
Effect of Super Deduction available to the Group	3.4%	2.0%	2.3%
Effective income tax rate	(15.9)%	(12.7)%	(15.3)%

(i)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2014 and 2015 are as follows:

	December 31,
	2014	2015
	RMB	RMB

Deferred tax assets, current:
Deferred revenue	37,796	46,830
Allowance for doubtful accounts receivable, accrued expense and others not currently deductible for tax purposes	82,957	83,503
Valuation allowance	(9,317)	(13,412)
Total current deferred tax assets, net	111,436	116,921

Deferred tax assets, non-current:
Tax loss carried forward	14,654	39,904
Deferred revenue	343	1,414
Impairment of investment	798	1,698
Others	705	251
Valuation allowance (i)	(15,108)	(39,904)
Total non-current deferred tax assets, net	1,392	3,363

Deferred tax liabilities, non-current:
Related to acquired intangible assets	26,709	16,817

(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Tax loss carry forwards

As of December 31, 2015, the Group had tax loss carry forwards of approximately RMB159,616, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Amount
RMB

2016	-
2017	-
2018	9,440
2019	46,932
2020	103,244
Total	159,616

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2015 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2015.

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

On May 4, 2014 and March 5, 2015, the Company’s board of directors approved two share repurchase programs (the “Share Repurchase Program”) respectively, pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$200 million in total of the Company’s outstanding ADSs for a period not to exceed twelve (12) months from the date of approval by board of directors. For the year ended December 31, 2015, the Company had repurchased under the Share Repurchase Program an aggregate of 3,092,556 ADSs, representing 61,851,120 Class A common shares at an average price of US$54.82 per ADS, or US$2.74 per Class A common share, for aggregate consideration of US$169.5 million. Pursuant to ASC 505-30-30-8, since the shares were repurchased for constructive retirement, the excess of repurchase price over par value was recorded as deduction of additional paid-in capital upon the repurchase date.

During the year ended December 31, 2015, 26,110,680 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units and 57,794,720 Class B common shares were converted to Class A common shares.

As of December 31, 2015, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 728,227,848 Class A common shares and 369,557,976 Class B common shares had been issued and outstanding, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation

(a)	Share options

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

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the years ended December 31, 2013, 2014 and 2015:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, January 1, 2013	17,870,425	0.0055	5.37	12,642
Exercised	(4,648,420)	0.0045	4.30

Outstanding, December 31, 2013	13,222,005	0.0059	4.40	33,162
Exercised	(5,841,660)	0.0057	3.24

Outstanding, vested and exercisable, December 31, 2014	7,380,345	0.0061	3.52	22,959
Exercised	(6,611,970)	0.0061	2.46

Outstanding, vested and exercisable, December 31, 2015	768,375	0.0067	2.99	2,395

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(a)	Share options (continued)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2013, 2014 and 2015 and the exercise price.

Prior to the completion of the IPO, the Binomial option pricing model is used to determine the fair value of the share options granted to employees and the non-employee.

Upon the completion of the IPO, the fair value of share options granted to a non-employee with nil exercise price was assessed to be equivalent to the fair value of the Company’s common share. These share options were remeasured at the stock price of the Company’s common share as of December 31, 2014 and 2015.

The total intrinsic value of options exercised during the year ended December 31, 2013, 2014 and 2015 amounted to 64,195, RMB134,844 and RMB122,956, respectively. For the years ended December 31, 2013, 2014 and 2015, the Company recorded share based compensation of RMB14,004, nil and nil, respectively, using the graded-vesting attribution method for employees and non-employee.

As of December 31, 2015, there was no unrecognized compensation cost and expense related to Pre-2009 Scheme Options granted to employees and non-employee.

Since January 1, 2010, Duowan BVI granted 61,250,677 restricted shares to employees and 100,000 restricted shares to a non-employee pursuant to the 2009 Incentive Scheme. As of December 31, 2015, the restricted shares granted to employees and the non-employee were fully vested.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(b)	Restricted shares

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

The following table summarizes the restricted shares activity for the years ended December 31, 2013, 2014 and 2015:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, January 1, 2013	18,230,801	0.4898
Forfeited	(1,581,789)	0.8726
Vested	(11,975,287)	0.3906

Outstanding, December 31, 2013	4,673,725	0.6144
Forfeited	(159,410)	0.9362
Vested	(4,514,315)	0.6030

Outstanding, December 31, 2014 and 2015	-	-

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2013, 2014 and 2015, the Company recorded share based compensation of RMB7,300, RMB3,771 and nil, respectively, using the graded-vesting method for employees and non-employee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(c)	Restricted Share Units

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

During the year ended December 31, 2015, the Company granted 16,012,644 restricted share units to employees pursuant to the 2011 Share Incentive Plan, which are subject to vesting over a three years to five years’ period. No restricted share units were granted to non-employees during the year ended December 31, 2015.

The following table summarizes the restricted share units activity for the years ended December 31, 2013, 2014 and 2015:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, January 1, 2013	26,695,621	1.0415
Granted	29,965,989	0.9338
Forfeited	(3,522,992)	1.0699
Vested	(8,836,018)	1.0429

Outstanding, December 31, 2013	44,302,600	0.9639

Granted	9,912,595	3.5805
Forfeited	(3,125,430)	1.1859
Vested	(12,283,670)	1.0144

Outstanding, December 31, 2014	38,806,095	1.5984

Granted	16,012,644	3.3358
Forfeited	(7,312,548)	1.8920
Vested	(11,222,589)	1.4374

Outstanding, December 31, 2015	36,283,602	2.3535

Expected to vest at December 31, 2015	34,548,581	2.3356

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(c)	Restricted Share Units (continued)

For the years ended December 31, 2013, 2014 and 2015, the Company recorded share based compensation of RMB95,792, RMB130,718 and RMB152,205, using the graded-vesting attribution method.

As of December 31, 2015, total unrecognized compensation expense relating to the restricted share units was RMB 294,041. The expense is expected to be recognized over a weighted average period of 1.16 years using the graded-vesting attribution method.

(d)	Share based awards granted to an employee of a subsidiary

The Company completed a business combination in 2014 by acquiring 100% of equity interests in two vocational training companies, Xingxue and Chuangzhi (Note 4). In the third quarter of 2015, the Company granted share based awards of Xingxue to one of Xingxue's key employee (the “Employee”).

Under the arrangements entered into by the Company and the Employee, the Employee has been granted 20% of Xingxue’s equity interests with immediate effect and will be entitled to purchase additional equity interests of Xingxue subject to the achievement of certain financial performance metrics of Xingxue (“call option”). These awards should be regarded as share based awards with performance conditions. The Company should recognize compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved. For the year ended December 31, 2015, based on the Company’s assessment on the probability of performance condition affiliated in this equity-classified award under ASC 718, the Company has recognised share based compensation of RMB32,593 for the share based awards granted to the Employee including the initial 20% of shares and the additional shares to be granted under the call option.

Pursuant to the terms of the arrangements entered into by the Company and the Employee, if Xingxue does not successfully complete an IPO at a future date while certain financial performance metrics have been met, the Employee will be entitled to sell all the equity interests held by the Employee on Xingxue to the Company at the then fair value (“put option”), based on the Company's assessment, as of December 31, 2015, the Company considered that the exercise of the put option is not probable. Accordingly, no accretion charge has been recorded for the year ended December 31, 2015.

(e)	Other share based compensation

For the years ended December 31, 2013, 2014 and 2015, the Company recorded share based compensation of nil, RMB143 and RMB574 for restricted shares to the founder of a subsidiary of a variable interest entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Numerator:
Net income attributable to the Company	477,727	1,064,472	1,033,243

Numerator for basic net income per share	477,727	1,064,472	1,033,243
Numerator for diluted income per share	477,727	1,064,472	1,033,243

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,122,475,688	1,153,140,699	1,125,189,978
Dilutive effect of share options	16,362,048	10,372,442	2,711,486
Dilutive effect of restricted shares	14,400,670	2,604,789	-
Dilutive effect of restricted share units	27,882,891	32,425,543	22,929,699
Denominator for diluted calculation	1,181,121,297	1,198,543,473	1,150,831,163

Basic net income per Class A and Class B common share	0.43	0.92	0.92
Diluted net income per Class A and Class B common share	0.40	0.89	0.90
Basic net income per ADS*	8.51	18.46	18.37
Diluted net income per ADS*	8.09	17.76	17.96

*	Each ADS represents 20 Class A common shares.

The weighted average number of common shares outstanding which could potentially dilute basic earnings per share in the future related to the 2019 Convertible Senior Notes was 57,219,783 and 72,267,200 for the years ended December 31, 2014 and 2015 respectively. The 2019 Convertible Senior Notes were excluded in the computation of diluted earnings per share in 2015 because the inclusion of such instrument would be anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group

Guangzhou Shanghang Information Technology Co., Ltd. (“Shanghang”)	Significant influence exercised by the Chairman
Bigo Inc (“Bigo”)(1)	Significant influence exercised by the CEO
Guangzhou Kuyou Information Technology Co., Ltd.(“Guangzhou Kuyou”) (2)	Equity investment
Zhuhai Daren Computer Technology Co., Ltd. (“Zhuhai Daren”) (3)	Equity investment
Shenzhen Qingdou Network Technology Co., Ltd.(“Shenzhen Qingdou”)	Cost investment with significant influence
Beijing Xianqu Network Technology Co., Ltd.(“Beijing Xianqu”)	Cost investment with significant influence
Shanghai YaoYu Culture Media Co., Ltd.(“Shanghai Yaoyu”)	Cost investment with significant influence

(1) In October 2014, the Group entered into an agreement with its CEO to inject Weihui into Bigo, a company set up and which was then controlled by the CEO. In May 2015, the Group made a further capital injection of RMB122,249 to Bigo and owned an aggregate of 350 Million shares of Bigo, representing approximately 25% of Bigo’s total outstanding shares as of December 31, 2015.

(2) In March 2014, the Group made a further capital injection of RMB15,000 to Guangzhou Kuyou and owned 20% of the equity interests in the company.

(3) In October 2015, the Group made a further capital injection of RMB500 to Zhuhai Daren and owned 40% of the equity interests in the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Related party transactions (continued)

During the years ended December 31, 2013, 2014 and 2015, significant related party transactions were as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Repayment from related parties	1,000	1,500	316,181
Online games revenue shared from related parties	29,528	65,247	163,912
Interest-free loan to related parties	-	1,500	159,000
Payment on behalf of related parties	-	61,000	95,311
Bandwidth service provided by Shanghang	21,272	42,470	74,661
Sales of equipment to Bigo	-	-	12,058
Purchase of operating rights for game broadcasting from Shanghai Yaoyu	-	-	11,486
Purchase of operating rights for licensed games from related parties	-	6,836	10,022
Others	7,164	1,563	9,095

As of December 31, 2014 and 2015, the amounts due from/to related parties were as follows:

	December 31,
	2014	2015
	RMB	RMB

Amounts due from related parties
Other receivables from Bigo	61,000	-
Others	73	5,297

Total	61,073	5,297

Amounts due to related parties
Other payables to Shanghang	4,342	10,167
Accounts payable to Guangzhou Kuyou	24,454	9,017
Accounts payable to Zhuhai Daren	2,020	4,127
Others	76	1,606

Total	30,892	24,917

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2015 except for one available-for-sale investment and contingent consideration.

As the investment date was close to year end, there was no significant change in fair value of the the available-for-sale investment from the initial investment date to December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

The following table summarizes the Company’s liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2014 and December 31, 2015:

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total

Liabilities
Long-term payable:
Contingent consideration in relation to a business acquisition	-	-	183,000	183,000

As of December 31, 2015
	Level 1	Level 2	Level 3	Total

Liabilities
Long-term payable:
Contingent consideration in relation to business acquisitions	-	-	-	-

The following table presents the changes in level 3 instruments for the years ended 31 December, 2014 and 2015.

Contingent consideration in relation to business acquisitions
RMB

Balance as of December 31, 2013	-
Acquisition of 100 Online in 2014 (Note 4)	183,000
Balance as of December 31, 2014	183,000
Acquisition of Beifu in 2015 (Note 4)	107,306
Fair value change of contingent consideration in 2015	(290,306)
Balance as of December 31, 2015	-

As for contingent consideration in relation to business acquisitions, the Company used the Trinomial Tree model in determining the fair value of the contingent consideration. In applying this model, the Company performs scenario analysis and the fair value of the contingent consideration was determined based on present value of the total contingent consideration under different scenarios and the probability of each scenario. The following table summarizes the factors that the Company used to discount the contingent consideration in relation to acquisition in future years to its present value upon the acquisition date,

Initial recognition of contingent consideration in relation to business acquisitions	Risk free interest rate	Discount rate
Acquisition of 100 Online	4.14%	16%
Acquisition of Beifu	3.81%	18%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

Pursuant to ASC 805, subsequent measurement for changes in the fair value of contingent consideration after the acquisition date can be divided into two categories.

i.	Additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date;
ii.	Changes resulting from events after the acquisition date.

According to the relevant acquisition agreements, actual financial performance in specific years may result in subsequent changes to the contingent consideration. Unless the change is due to additional information about facts already existed at the acquisition date, these changes should be regarded as resulting from events after the acquisition date and do not constitute measurement period adjustments. Therefore, the second category will be applied to the Company. The Company will re-measure the fair value of the liability recognized for the contingent consideration at each reporting date until the contingency is resolved. For the year ended December 31, 2015, the Company recorded a change in fair value of the contingent consideration of RMB290,306 in other expense pursuant to ASC 805-30-35-1(b).

Apart from the contingent consideration in relation to business acquisitions and available-for-sale investment, the Group’s other financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds are recorded at cost which approximates fair value. The fair value of convertible bonds is within level 2 of the fair value hierarchy.

26.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB19,423, RMB28,144 and RMB53,674 for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, future minimum payments under non-cancellable operating leases consist of the following:

Office rental
RMB

2016	40,495
2017	32,247
2018	19,567
2019 and after	1,209
93,518

(b)	Capital commitment

As of December 31, 2015, the Group had outstanding capital commitments totaling RMB55,784, which consisted of capital expenditures of a land use right.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

27.	Subsequent events

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, with no other material events or transactions needing recognition or disclosure found.

28.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and the VIEs and VIE’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and the VIEs and VIE’s subsidiaries in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs and VIE’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately RMB343,090 and RMB2,685,373 as of December 31, 2014 and 2015, respectively. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs and VIE’s subsidiaries. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs and VIE’s subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2015 and the condensed financial information of the Company are required to be presented (Note 30).

29.	Segment Reporting

Prior to 2015, the Group’s internal reporting to the CODM does not distinguish cost and expenses among segments. Hence, the Group had only one operating segment prior to 2015.

Starting from the first quarter of 2015, in order to better evaluate the Group’s business performance and better allocate resources the CODM began to review YY IVAS and others, Huya broadcasting, and 100 Education separately.

The CODM assesses the performance of the operating segments mainly based on net revenues, gross profit / (loss), operating income / (loss) of each reporting segment. Net revenues of YY IVAS and others are presented for the CODM’s review separately. Gross profit and operating income of YY IVAS and others are presented for the CODM’s review on a combined basis as the cost of revenues and operating expenses of others cannot be distinguished from those of YY IVAS. Net revenues, gross loss and operating loss of Huya broadcasting and 100 education are presented for the CODM’s review separately. Segmental information for prior periods was prepared and presented on the same basis as 2015 for comparative information purpose.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

The following table presents summary information by segment:

For the year ended December 31, 2015:

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues
Internet value-added service
—Online music and entertainment	3,320,052	-	3,320,052	-	-	3,320,052
—Online games	771,882	-	771,882	-	-	771,882
—Online dating	651,019	-	651,019	-	-	651,019
—Other IVAS	561,682	-	561,682	356,324	-	918,006
Other revenues	-	112,516	112,516	-	123,774	236,290

Total net revenues	5,304,635	112,516	5,417,151	356,324	123,774	5,897,249

Cost of revenues(1)			(2,798,064)	(655,066)	(126,614)	(3,579,744)

Gross profit / (loss)			2,619,087	(298,742)	(2,840)	2,317,505

Operating expenses(1)
Research and development expenses			(445,411)	(66,538)	(36,850)	(548,799)
Sales and marketing expenses			(253,129)	(24,469)	(35,272)	(312,870)
General and administrative expenses			(240,536)	(25,869)	(92,069)	(358,474)
Goodwill impairment			(128,034)	-	(182,090)	(310,124)
Fair value change of contingent consideration			107,306	-	185,165	292,471

Total operating expenses			(959,804)	(116,876)	(161,116)	(1,237,796)

Other income			82,300	-	-	82,300

Operating income / (loss)			1,741,583	(415,618)	(163,956)	1,162,009

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY IVAS and others	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	22,077	1,497	389	23,963
Research and development expenses	59,400	4,754	6,797	70,951
Sales and marketing expenses	3,119	164	-	3,283
General and administrative expenses	51,260	3,302	32,613	87,175

Share based compensation expenses	135,856	9,717	39,799	185,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

For the year ended December 31, 2014:

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues
Internet value-added service
—Online music and entertainment	2,109,503	-	2,109,503	-	-	2,109,503
—Online games	811,699	-	811,699	-	-	811,699
—Online dating	194,134	-	194,134	-	-	194,134
—Other IVAS	262,318	-	262,318	153,371	-	415,689
Other revenues	-	146,393	146,393	-	950	147,343

Total net revenues	3,377,654	146,393	3,524,047	153,371	950	3,678,368

Cost of revenues(1)			(1,586,933)	(248,154)	(14,062)	(1,849,149)

Gross profit / (loss)			1,937,114	(94,783)	(13,112)	1,829,219

Operating expenses(1)
Research and development expenses			(362,352)	(47,765)	(21,071)	(431,188)
Sales and marketing expenses			(97,983)	(4,399)	(145)	(102,527)
General and administrative expenses			(200,535)	(20,954)	(1,530)	(223,019)

Total operating expenses			(660,870)	(73,118)	(22,746)	(756,734)

Other income			6,319	-	-	6,319

Operating income / (loss)			1,282,563	(167,901)	(35,858)	1,078,804

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY IVAS and others	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	16,552	1,185	300	18,037
Research and development expenses	47,315	1,895	4,931	54,141
Sales and marketing expenses	2,803	4	-	2,807
General and administrative expenses	57,938	1,660	49	59,647

Share based compensation expenses	124,608	4,744	5,280	134,632

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements

The condensed financial statements of YY Inc. have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting. Such investments to subsidiaries are presented on the balance sheet as “Interests in subsidiaries, VIEs and VIE’s subsidiaries” and the profit of the subsidiaries is presented as “Share of profit of subsidiaries, VIEs and VIE’s subsidiaries” in the statement of operations and comprehensive income.

For the VIEs and VIE’s subsidiaries, where the Company is the primary beneficiary, the amount of the Company’s investment is included in the balance sheet as “Interests in subsidiaries, VIEs and VIE’s subsidiaries” and the profit of the VIEs and VIE’s subsidiaries is included in “Share of profit of subsidiaries, VIEs and VIE’s subsidiaries” in the statement of operations and comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements (continued)

(a) Condensed balance sheets of YY Inc. as of December 31, 2014 and 2015

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Amounts due from a subsidiary	2,866,431	1,881,616	290,472

Non-current assets
Interests in subsidiaries, VIEs and VIE’s subsidiaries	2,643,382	3,944,457	608,919
Other non-current assets	42,275	25,284	3,903

Total non-current assets	2,685,657	3,969,741	612,822
Total assets	5,552,088	5,851,357	903,294

Liabilities and shareholders’ equity
Current liabilities
Interests payable	13,944	14,795	2,284

Non-current liabilities
Convertible bonds	2,447,980	2,597,403	400,970
Total liabilities	2,461,924	2,612,198	403,254

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 706,173,568 shares issued and outstanding as of December 31, 2014 and 728,227,848 shares issued and outstanding as of December 31, 2015)	43	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 427,352,696 shares issued and outstanding as of December 31, 2014 and 369,557,976 shares issued and outstanding as of December 31, 2015)	30	27	4
Additional paid-in capital	2,900,458	2,011,799	310,568
Retained earnings	230,432	1,263,675	195,078
Accumulated other comprehensive loss	(40,799)	(36,385)	(5,617)

Total shareholders’ equity	3,090,164	3,239,159	500,040

Total liabilities and shareholders’ equity	5,552,088	5,851,357	903,294

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements (continued)

(b) Condensed statements of operations and comprehensive income of YY Inc. for the years ended December 31, 2013, 2014 and 2015

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				(Note2(e))

Share of profit of subsidiaries, VIEs and VIE’s subsidiaries	477,727	1,121,079	1,108,029	171,051
Interest expense	-	(56,607)	(74,786)	(11,545)

Income before income tax expenses	477,727	1,064,472	1,033,243	159,506

Net income	477,727	1,064,472	1,033,243	159,506

Other comprehensive (loss) / income:
Foreign currency translation adjustments, net of nil tax	(31,014)	3,638	4,414	681

Comprehensive income	446,713	1,068,110	1,037,657	160,187

(c) Condensed statements of cash flows of YY Inc. for the years ended December 31, 2013, 2014 and 2015

	For the year ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
				(Note2(e))

Net cash (used in)/provided by operating activities	-	-	-	-
Net cash used in investing activities	-	(2,412,290)	-	-
Net cash provided by financing activities	-	2,412,290	-	-

