Form 20-F
period 2016-12-31
YY Inc.
filed 2017-04-20
CIK 1530238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 750,115,028 Class A common shares, par value US$0.00001 per share, and 359,557,976 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2016.

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

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Exhibits

Exhibit 1.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as amended by way of a special resolution passed on November 28, 2016
Exhibit 8.1	List of Principal Subsidiaries and Consolidated Affiliated Entities
Exhibit 12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15.1	Consent of Conyers Dill & Pearman
Exhibit 15.2	Consent of Fangda Partners
Exhibit 15.3	Consent of Independent Registered Public Accounting Firm

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company” and “our” refer to YY Inc., a Cayman Islands company, its subsidiaries and consolidated affiliated entities (also referred to as variable interest entities) and the subsidiaries of its consolidated affiliated entities, as the context may require;

•	“active user” for any period means a registered user account that has logged onto our platforms at least once during such relevant period;

•	“concurrent users” for any point in time means the total number of YY users that are simultaneously logged onto our platforms at such point in time;

•	“paying user” for any period means a registered user account that has purchased virtual items or other products and services on our platforms at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platforms; thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;

•	“registered user account” means a user account that has downloaded, registered and logged onto our platforms at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this annual report may overstate the number of unique individuals who are our registered users; and

•	“unique visitor” to Duowan.com means a visitor to Duowan.com from a specific IP address. No subsequent visits from the same IP address during a relevant period are added to our total unique visitors count for that period. An individual who accesses Duowan.com from more than one IP address is counted as a unique visitor for each IP address he or she uses.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our ability to retain and increase our user base and expand our product and service offerings;

•	our ability to monetize our platforms;

•	our future business development, results of operations and financial condition;

•	competition from companies in a number of industries, including internet companies that provide online voice and video communications services, social networking services and online games;

•	expected changes in our revenues and certain cost or expense items;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2012 and 2013 and our consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(All amounts in thousands, except share, ADS, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenue(1)
Live streaming	293,358	904,042	2,475,379	4,539,857	7,027,227	1,012,131
Online games	332,287	602,111	811,699	771,882	634,325	91,362
Membership	72,506	141,238	205,199	291,310	284,860	41,028
Others	121,880	176,077	186,091	294,200	257,638	37,108
Total net revenues	820,031	1,823,468	3,678,368	5,897,249	8,204,050	1,181,629
Cost of revenues (2)	(416,133)	(881,999)	(1,849,149)	(3,579,744)	(5,103,430)	(735,047)
Gross profit	403,898	941,469	1,829,219	2,317,505	3,100,620	446,582
Operating expenses: (2)
Research and development expenses	(176,725)	(267,005)	(431,188)	(548,799)	(675,230)	(97,253)
Sales and marketing expenses	(16,954)	(24,955)	(102,527)	(312,870)	(387,268)	(55,778)
General and administrative expenses	(109,788)	(200,554)	(223,019)	(358,474)	(482,437)	(69,485)
Goodwill impairment	—	—	—	(310,124)	(17,665)	(2,544)
Fair value change of contingent consideration	—	—	—	292,471	—	—
Total operating expenses	(303,467)	(492,514)	(756,734)	(1,237,796)	(1,562,600)	(225,060)
Gain on deconsolidation and disposal of subsidiaries	—	—	—	—	103,960	14,973
Operating income	102,896	476,033	1,078,804	1,162,009	1,771,484	255,147
Income before income tax expenses	118,061	565,809	1,214,480	1,162,512	1,783,811	256,923
Net income attributable to YY Inc.	89,177	477,727	1,064,472	1,033,243	1,523,918	219,491
Decretion to convertible redeemable preferred shares redemption value	1,293,875	—	—	—	—	—
Allocation of net income to participating preferred shareholders	(478,754)	—	—	—	—	—
Net income attributable to common shareholders	904,298		1,064,472	1,033,243	1,523,918	219,491

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
Weighted average number of ADS used in calculating net income per ADS:
Basic	30,235,191	56,123,784	57,657,035	56,259,499	56,367,166	56,367,166
Diluted	49,623,442	59,056,065	59,927,174	57,541,558	60,805,566	60,805,566
Net income per ADS (3)
Basic	29.91	8.51	18.46	18.37	27.04	3.89
Diluted	1.80	8.09	17.76	17.96	26.40	3.80
Weighted average number of common shares used in calculating net income per common share:
Basic	604,703,810	1,122,475,688	1,153,140,699	1,125,189,978	1,127,343,312	1,127,343,312
Diluted	992,468,836	1,181,121,297	1,198,543,473	1,150,831,163	1,216,111,329	1,216,111,329
Net income per common share (3)
Basic	1.50	0.43	0.92	0.92	1.35	0.19
Diluted	0.09	0.40	0.89	0.90	1.32	0.19

(1)	For the year ended December 31, 2016, revenue presentation has been changed to live streaming, online games, membership and others. We also have retrospectively changed the revenue presentation for the year ended December 31, 2012, 2013, 2014 and 2015.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	8,407	9,860	18,037	23,963	15,894	2,289
Research and development expenses	35,441	39,587	54,141	70,951	78,816	11,352
Sales and marketing expenses	884	1,318	2,807	3,283	3,107	448
General and administrative expenses	55,619	66,331	59,647	87,175	59,469	8,565
Total	100,351	117,096	134,632	185,372	157,286	22,654

(3)	Each ADS represents 20 Class A common shares.

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Operations Data:
Cash and cash equivalents	504,702	729,598	475,028	928,934	1,579,743	227,530
Short-term deposits	897,698	1,432,863	4,214,576	1,894,946	3,751,519	540,331
Goodwill	1,604	1,577	300,382	151,638	14,300	2,060
Total assets*	1,696,189	2,597,947	6,820,519	7,302,754	9,785,792	1,409,447
Convertible bonds (current)**	—	—	—	—	2,768,469	398,742
Total current liabilities	366,417	701,313	1,090,558	1,384,414	4,690,448	675,565
Convertible bonds (non-current)	—	—	2,405,705	2,572,119	—	—
Long-term payable	—	—	183,000	—	—	—
Total mezzanine equity	—	—	—	61,833	9,272	1,335
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000, 622,658,738, 706,173,568, 728,227,848 and 750,115,028 shares issued and outstanding as of December 31, 2012, 2013, 2014, 2015, and 2016 respectively)	11	38	43	43	44	6

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 907,833,224, 485,831,386, 427,352,696, 369,557,976 and 359,557,976 shares issued and outstanding as of December 31, 2012, 2013, 2014, 2015, and 2016 respectively)	60	34	30	27	26	4
(Accumulated deficits) Retained earnings	(1,311,767)	(874,697)	173,963	1,207,168	2,728,736	393,020
Total shareholders’ equity	1,323,285	1,887,209	3,090,164	3,246,819	5,052,555	727,719

*	Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, we retrospectively reclassified RMB42.3 million and RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2014 and December 31, 2015, respectively.

**	Convertible bonds classified in current liabilities represent convertible senior notes which may be redeemed within one year.

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate on December 30, 2016 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 14, 2017, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8835 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6. 4778	6.2830	6.4896	6.1870
2016	6.9430	6.6400	6.4480	6.9580
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8517	6.8821
March	6.8832	6.8940	6.9132	6.8687
April (through April 14, 2017)	6.8835	6.8899	6.8988	6.8832

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Many of the elements of our business are unique, evolving and relatively unproven. The markets for our technology, especially our live streaming technology, and products and services are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon increased revenues from our live streaming, online games and membership services, as well as our ability to successfully monetize our user base and products and services, and we may not succeed in any of these respects.

As the online live streaming industry in China is relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. Further more, some of our current monetization methods are in a relatively preliminary stage. For example, if we fail to properly manage the supply and timing of our in-game virtual items and the appropriate price points for these products and services, our users may be less likely to purchase in-game virtual items from us. For non-game virtual items, we consider industry standards and expected user demand in determining how to most effectively optimize virtual item merchandizing. We cannot assure you that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.

We have experienced a period of significant rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to develop new sources of revenue, increase monetization, attract new users, retain and expand paying users, encourage additional purchases by our paying users, continue developing innovative technologies in response to user demand, increase brand awareness through marketing and promotional activities, react to changes in user access to and use of the internet, expand into new market segments, integrate new devices, platforms and operating systems, develop new advertising and promotion methods, attract new advertisers and retain existing advertisers and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

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

Our profitability is also affected by other factors beyond our control. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer such services on commercially acceptable terms. Our ability to finance our planned expansion also depends in part on our ability to convert active users into paying users and increase the average revenue per paying user, or ARPU, and successfully compete in a very competitive market.

We have a limited operating history. We introduced YY Client in July 2008 and have experienced a high growth rate since then. As a result of our relatively short history, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories such as ours may be exposed to or encounter, including risks associated with being a public company with business operations located mainly in China. See “—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

Our business is heavily dependent on revenues from live streaming services. If our live streaming revenue declines in the future, our results of operations may be materially and adversely affected.

Historically, a majority of our revenues are from live streaming service, online games, and membership subscription fees. In the year ended December 31, 2016, revenues from live streaming, online games and membership subscription fees constituted 96.9% of our total net revenue, with revenues from live streaming alone accounting for 85.7% of our total net revenue. We expect that our business will continue to be dependent on revenues from live streaming services in the future. Any decline in live streaming revenues may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.

Our live stream platforms enable users to exchange information, generate content, advertise products and services, conduct business and engage in various other online activities. However, our platforms do not require realname registration by our users and because a majority of the communications on our platforms is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platforms. These issues exist on YY Client, YY.com, Huya.com, Duowan.com, 100.com and our other websites and mobile applications. If any content on our platforms is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platforms, and may be subject to similar fines and penalties in the future. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, if they find that we have not adequately managed the content on our platforms, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Information Security and Censorship” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights.”

The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We operate YY Live and Huya broadcasting, our live streaming platforms using a virtual items-based revenue model whereby users can listen to music and access other forms of entertainment, participate in or watch online dating shows, watch shows that deliver financial news and information, and get access to the live streaming of different game plays for free, and have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2016, revenues from live streaming contributed 85.7% of our total net revenues. Our live streaming business has experienced significant growth in recent years, but we cannot assure you that we will continue to achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

We may not be able to continue to successfully implement the virtual items-based revenue model for live streaming, as popular performers, channel owners, famous professional game teams and commentators may leave our platforms and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent engaging and money spent on purchasing in-channel virtual items on our platforms. In addition, certain content on our live streaming platforms, such as certain online games owned by or licensed to certain gaming companies or publishers, may not continue to be available to our users for live streaming purposes. Failure to keep our users engaged in the live streaming service may result in reducing ARPU and the number of paying users, which may adversely affect our financial condition and results of operations.

Furthermore, under our current arrangements with certain popular performers, channel owners, famous professional game teams and commentators, we share with them a portion of the revenues we derive from the sales of in-channel virtual items on our live streaming platform. We also cooperate with popular professional game teams and commentators to make their game play available on our platforms by paying them fixed sponsorship fees. In the future, the amount we pay to these performers, channel owners famous professional game teams and commentators may increase or we may fail to reach mutually acceptable terms with these parties, which may adversely affect our revenues or cause these parties to leave our platforms. In turn, this may affect the user and revenue growth in this business, which may materially and adversely affect our financial condition and results of operations.

In addition, we have been a pioneer in offering an online concert platform to music performers and YY users. We also continue to focus on the development of professionally-curated user generated content, or PUGC, and professionally generated content, or PGC, as well as introduce more sports content on our platforms. However, if our users decide to access live streaming content provided by our current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

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

We generate a significant portion of our revenues from a limited number of popular online games, most of which are PC-based online games. Due to the increasing popularity of mobile online games, our online game business sector faces a weak PC-based online game market. If we cannot continue to offer popular PC-based online games that retain existing players or attract new players, if the PC-based online game market continues to remain weak or shrink, if we are unable to successfully develop or source new online games, in particular mobile online games, if the terms of the revenue-sharing or exclusive license arrangements become less favorable, or if the number of our paying users for online games declines or ceases to grow for any reason, our revenues from online games may decrease, and our financial condition and results of operations may be materially and adversely affected

We generate a significant portion of our revenues from a limited number of popular online games on YY, primarily through selling of game tokens to users for their purchase of in-game virtual items. In 2016, the five most popular online games contributed approximately 37.2% of our total online game revenues, as compared to 41.0% in 2015, representing a decrease in reliance on our top games. A majority of our popular online games are created by third party game developers under revenue-sharing arrangements that typically last one to two years, and which typically provide for automatic extension or renewal. A few of our online games are licensed to us by third party game developers under exclusive license arrangements. If we fail to maintain or renew these contracts on acceptable terms or at all, we may be unable to continue offering these popular online games, and our operating results will be adversely affected. For online games licensed to us under exclusive license arrangements, we also have to devote additional resources to promoting these games on our platforms or licensing such games to the appropriate third party operators. If our users decide to access any of our online games through our competitors, or if they prefer other online games hosted by our competitors, our operating results could be materially and adversely affected.

Our revenues from online games accounted for 22.1%, 13.1% and 7.7% of our total net revenues in 2014, 2015 and 2016, respectively. We believe that most online games have a limited commercial lifespan. We must continually source new online games that appeal to our game players. Hence, we must maintain good relationships with our third party game developers to have access to new popular games with reasonable revenue-sharing or exclusive licensing terms. Under most of our current revenue-sharing and exclusive license arrangements, we retain a majority of the gross revenues generated from each particular game. In the future, we may not be able to achieve similarly attractive revenue-sharing or other commercial terms, which may adversely affect our net revenues. Additionally, we depend upon these third party game developers to provide the technical support necessary to operate their online games on our platforms and to develop updates and expansion packs to sustain player interest in a game. Most of our third party game developers have limited operating histories and financial resources, and the contracts we enter into with them do not clearly provide for remedies to us in the event they fail to deliver the games or the promised updates and expansion packs as scheduled.

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

We generate a portion of our revenues from online advertising and promotion. If we fail to attract more advertisers to our platforms or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

In 2014, 2015 and 2016, online advertising and promotion accounted for 4.0%, 1.1% and 0.5%, respectively, of our total net revenues. Although we have become less dependent upon online advertising and promotion revenues due to a shift in the majority of our revenues from online advertising and promotion to live streaming service, our revenues still partly depend on the continual development of the online advertising industry in China and advertisers’ allocation of budgets to internet advertising and promotion. In addition, companies that decide to advertise or promote online may utilize more established methods or channels for online advertising and promotion, such as more established Chinese internet portals or search engines, over advertising and promotion on our platforms. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising and promotion revenues and our profitability and prospects could be adversely affected.

We offer advertising and promotion services substantially through contracts entered into with third party advertising agencies and by way of displaying advertisement on our websites and platforms or providing promotion integrated in the programs, shows or other content offered on our live streaming platforms. We cannot assure you that we will be able to retain existing direct advertisers or advertising agencies or attract new direct advertisers and advertising agencies. Since our arrangements with third party advertising agencies typically involve one-year framework agreements, these advertising arrangements may be easily amended or terminated without incurring liabilities. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and direct advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be adversely affected.

We have granted employee stock options and other share-based awards in the past and are very likely to continue to do so in the future. We recognize share-based compensation expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP, which have had and may continue to have a material and adverse effect on our results of operations.

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 120,020,001 common shares. Under our 2011 share incentive plan, or the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. As of March 31, 2017, options to purchase 499,655 common shares, 8,370,112 restricted shares and 33,595,279 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The number of our average monthly active users increased by 23.2 million or 19.8% to 140.7 million for the three months ended December 31, 2015. For the three months ended December 31, 2016, the number of average monthly active users of our PC clients and our mobile clients were 96.1 million and 56.0 million, respectively. We have experienced declines in growth rate of our average monthly active users, due to the increase in the base number of the average monthly active users, and despite that, we continued to attract higher levels of new monthly active users during such periods.

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

Our success depends on our ability to maintain and grow our user base and keep our users highly engaged. In order to attract and retain users and remain competitive, we must continue to innovate our products and services, implement new technologies and functionalities and improve the features of our platforms in order to entice users to use our products and services more frequently and for longer durations.

The internet industry is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Thus our success will depend, in part, on our ability to respond to these changes on a cost-effective and timely basis; failure to do so may cause our user base to shrink and user engagement level to decline and our results of operations would be materially and adversely affected. For example, our plan to more broadly support mobile-live broadcasting across our live streaming platform and retain the ability to offer high quality delivery of voice and video data may cause us to incur significant additional costs and may not succeed.

Due to the intensified competitions among live streaming platforms, users may leave us for competitors’ platforms more quickly than in other online sectors. A decrease in the number of active YY users may reduce the diversity and vibrancy of our platforms’ online ecosystem and affect our user-generated channels, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations.

We cannot assure you that our platforms will continue to be sufficiently popular with our users to offset the costs incurred to operate and expand it. User satisfaction is particularly difficult to predict as internet users in China may not be familiar with the concept of a live streaming platform such as ours which enable users to interact in live online group activities through voice, text and video. We have historically relied on word of mouth referrals to increase user awareness of our products and services and to expand our user base. If we decide to engage in more conventional advertising or marketing campaigns, our sales and marketing expenses will increase, which could have an adverse effect on our results of operations. Failure to maintain or grow our user base in a cost-effective manner, or at all, and keep our users highly engaged would materially and negatively affect our results of operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users and advertisers which could materially and adversely affect our business, financial condition and results of operations.

We face competition in several major aspects of our business, particularly from companies that provide live streaming services and online games. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. In addition, competitors in some areas of our business may have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide live streaming, internet communication, online games and other products and services, and thereby increase their respective market shares. We may also face potential competition from global live streaming service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies.

In relation to our live streaming business and our online advertising and promotion business, our competitors primarily include Momo,Yingke (Ingkee), DouyuTV.com, Huajiao, Youku’s Laifeng, Yizhibo, NetEase’s Bobo and Kuaishou. For online games, our competitors include other major internet companies that host games, such as 37.com, 4399.com, Tencent, Qihoo 360 and other private companies. We also have various competitors in the online game media market in China. Duowan.com’s primary competitor among game media websites is 17173.com.

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

Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including possibly designing their products to negatively impact our operations, such as sending virus-like programs to attack elements of our platforms. Some competitors may also make their applications incompatible with ours, effectively requiring users to either stop using our competitors’ products or uninstall our products, leading to a reduction in our number of users. For example, in a widely publicized dispute between two of the largest companies providing user-end software in China, one of the companies announced that it would disable its own software on computers that had installed its rival’s products. As a result, a significant number of users stopped using products from either or both of these companies. Due to the large number of internet users that were affected, the Ministry of Industry and Information Technology of China, or the MIIT, ordered the parties to ensure the compatibility of the relevant products. Similar events may occur in the future between our competitors and us, which may reduce our market share, negatively affect our brand and reputation, and materially and adversely affect our business, financial condition and results of operations.

Spammers and malicious applications may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Spammers may use YY to send targeted and untargeted spam messages to users, which may affect user experience. As a result, our users may use our products and services less or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending spam messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platforms in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

We use third party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends upon services provided by, and relationships with, third parties. If we are unable to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for our live streaming platform or if these talents cannot draw fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels on our live streaming platform, we may lose popular performers and our business and operations may be adversely affected. Furthermore, if we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. In addition, some third party software we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

Some of the games offered by us run on a complex network of servers located in and maintained by third party data centers throughout China and our overall network relies on broadband connections provided by third party operators. We expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See “—System failure, interruptions and downtime can result in adverse publicity for our products and result in net revenue losses, a slowdown in the growth of our registered user accounts and a decrease in the number of our active users. If any of these system disruptions occurs, our business, financial condition and results of operations may be materially and adversely affected.”

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

In addition, we sell a significant portion of our products and services through third party online payment systems. If any of these third party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual items online, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third party online payment platforms may have a material adverse effect on our business and results of operations.”

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

Almost all internet access in China is maintained through state-owned telecommunication operators under the control and supervision of the MIIT, and we use a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. Internet data centers in China are generally owned by telecommunication service providers with their own broadband networks and are leased to various customers through third party agents. These third party agents negotiate the terms of the leases, enter into lease agreements with end customers, handle customer interactions and manage the data centers on behalf of the data center owners. In the past, we signed data center lease agreements with multiple third party agents. With the expansion of our business, we may be required to purchase more bandwidth and upgrade our technology and infrastructure to keep up with the increasing traffic on our websites and increasing user levels on our platforms overall. We cannot assure you that the telecommunications providers whose networks we lease or the third party agents that operate our data centers would be able to accommodate all of our requests for more bandwidth or upgraded infrastructure or network, or that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in our internet usage.

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

The respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register to use our products and services, log on to our platforms, purchase virtual items or other products and services on our platforms or access Duowan.com, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.

We do not operate our platforms on a real-name basis and therefore we cannot and do not track the number of unique paying users. Instead, we track the number of registered user accounts, active users, paying users and unique visitors. We calculate certain operating metrics in the following ways: (a) the number of registered user accounts is the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration, (b) the number of active users is the cumulative number of user accounts at the end of the relevant period that have signed onto our platforms at least once during the relevant period, (c) the number of paying users is the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platforms at least once during the relevant period, and (d) the number of unique visitors is the number of visits to Duowan.com from specific IP addresses for the relevant period, with each IP address counting as a separate unique visitor. The actual number of unique individual users, however, is likely to be lower than that of registered user accounts, active users, paying users and unique visitors, potentially significantly, for three primary reasons. First, each individual user may register more than once and therefore have more than one account, and sign onto each of these accounts during a given period. For example, a user may (a) create separate accounts for community and personal use and log onto each account at different times for different activities or (b) if he or she lost his or her original username or password, he or she can simply register again and create an additional account. Second, we experience irregular registration activities such as the creation of a significant number of improper user accounts by a limited number of individuals, which may be in violation of our policies, including for the purpose of clogging our network or posting spam to our channels. We believe that some of these accounts may also be created for specific purposes such as to increase the number of votes for certain performers in various contests, but the number of registered user accounts, paying users and active users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Third, each individual user may access Duowan.com from more than one IP address; although subsequent visits from the same IP address do not add to our total unique visitors count, each new IP address used by an individual would be counted as a different unique visitor to Duowan.com. For example, a user would be counted as a unique visitor three times if he or she accessed Duowan.com from the user’s home computer, office computer and mobile phone. Thus, the respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register on our platforms, sign onto our platforms, purchase virtual items or other products and services on our platforms and access Duowan.com, respectively which may lead to an inaccurate interpretation of our average revenue per paying user metric.

In addition, we may be unable to track whether we are successfully converting registered users or active users into paying users since we do not track the number of unique individuals or operate our platforms on a real-name basis. If the growth in the number of our registered user accounts, active users, paying users or unique visitors is lower than the actual growth in the number of unique individual registered, active or paying users or unique visitors, our user engagement level, sales and our business may not grow as quickly as we expect, and advertisers may reduce the amount spent on advertising with us, which may harm our business, financial condition and results of operations. In addition, such overstatement may cause inaccurate evaluation of our business operations by our management and by investors, which may also materially and adversely affect our business and results of operations.

If we are unable to continue to successfully capture and retain the growing number of users that access internet services through mobile devices or successfully monetize mobile users, our business, financial condition and results of operations may be materially and adversely affected.

An increasing number of users are accessing our platforms through mobile devices, and we consider the rise of mobile-based business to be a general trend. We have been taking measures to expand our success from PC-based products and services to the mobile platform. In 2010, we introduced Mobile YY, our music and entertainment mobile application. In the second half of 2016, along with our transition into a live streaming platform, we rebrand Mobile YY into YY Live APP, a mobile application for our YY Live platform. We also have introduced Huya APP, a mobile application for our Huya broadcasting platform. In addition, we have launched several other mobile applications over the years, including, among others, Xunhuan for online dating shows and Zhiniu for financial news and analysis. Our mobile applications in aggregate, have contributed 49.6% of the total revenue generated from our live streaming services in the fourth quarter of 2016, compared to 33.4% in the same period of 2015. The ARPU of our live streaming mobile applications has reached RMB292.7 (US$42.2) in the fourth quarter of 2016, compared to RMB428.6 (US$61.7), the average ARPU of our whole live streaming business. We have also developed numerous mobile applications for other parts of our business. An important element of our strategy is to continue to develop and enhance mobile applications to capture a greater share of the growing number of mobile users.

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

Furthermore, as new mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing and updating versions of our products and services for use on these devices and operating systems, and we have devoted, and expect to continue to devote, significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our mobile applications may not work or be viewable on these devices. Meanwhile, new social platforms or services may emerge which are specifically created to function on mobile operating systems, whereas our platforms were originally designed to be accessed from PCs. Such new entrants may operate more effectively on mobile devices than our mobile applications do.

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

Although we believe that users, including performers, are unlikely to entirely migrate to mobile applications and cease to use YY through PCs and that most of our mobile users also access our platforms through PCs, we cannot assure you that the increasing usage of mobile application will not cause our users to cease accessing our platforms from PCs. If a significant number of users migrate to mobile applications as a substitute for accessing our platforms through PCs, or even turn to use mobile applications developed by our competitors, our business, results of operations and financial condition would be negatively affected.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could lead to lower revenues.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower registered, active or paying user numbers on our platforms. For example, if the PRC government authorities require real-name registration for YY Client users or users of our mobile applications, the growth of our user numbers may slow and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Our Corporate Structure and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.” A significant reduction in registered, active or paying user numbers could lead to lower revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

The security of operations of, and fees charged by, third party online payment platforms may have a material adverse effect on our business and results of operations.

Currently, we sell almost all of our products and services to our users through third party online payment systems. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.

We do not have control over the security measures of our third party online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our services, which may have a material adverse effect on our business.

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

Competitors and other third parties may purchase (a) trademarks that are similar to our trademarks and (b) keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our platforms to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.

Third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement or other claims against us. In addition, content generated through our platforms, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible and online games being streamed live, recorded or made accessible on our live streaming platforms. We generated 85.7% of our total net revenues in 2016 from live streaming services.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. For example, Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming the infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in the amount of RMB100 million. Although we believe that the claim is unjustified and commercially motivated, if the outcome of the proceeding is unfavorable to us, we may suffer considerable damage to our financial position and reputation. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. The “knows or should reasonably have known” element would be fulfilled under some statutorily specified circumstances. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after receiving notification from the legal right holders. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider’s servers. On the other hand, to our knowledge, there is currently no precedent or settled court practice which provides clear or potential guidance as to whether or to what extent a real-time online platform such as YY would be held liable for the unauthorized posting or live performances of copyrighted content by our users. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights.”

We have implemented procedures to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents; such procedures include requiring performers, channel owners and users to acknowledge and agree that they would not perform or upload copyrighted content without proper authorization and that they will indemnify us for any relevant copyright infringement claims. However, these procedures may not be effective in preventing unauthorized posting or use of copyrighted content on our platforms or the infringement of other third party rights. Specifically, such acknowledgments and agreements by performers, channel owners and users are not enforceable against third parties who may nevertheless file claims of copyright infringement against us. Furthermore, individual performers or channel owners who generate content that may infringe on copyrights of third parties on our platforms may not be easily traceable, if at all, by a plaintiff who may then choose to file a claim against us, and these individual performers and channel owners may not have resources to fully indemnify us, if at all, for any such claims. In addition, we have entered into revenue-sharing arrangements in the form of direct or indirect employment agreements with some of the popular singers, performers or channel owners on our platforms, and we cannot assure you that PRC courts will not view these singers, performers or channel owners as our employees or agents, deem us to have control over their activities on our platforms and the content they upload or otherwise make available on our platforms, determine that we have knowingly uploaded such infringing content on our platforms and hold us directly liable for their infringement activities on our platforms. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platforms may increase, which may potentially have material and adverse effects on our results of operations.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the Nasdaq Global Market, the ability of users to access our platforms in the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

If an infringement claim brought against us in China, the United States or any other jurisdiction is successful, we may be required to pay substantial statutory penalties or other damages and fines, remove relevant content from our platforms or enter into license agreements which may not be available on commercially reasonable terms or at all. Litigation or other claims against us also subject us to adverse publicity which could harm our reputation and affect our ability to attract and retain users, including channel owners, singers and other performers, which could materially and adversely affect the popularity of our platforms and therefore, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

From time to time, third parties have misappropriated our data through scraping our platforms, robots or other means and aggregated this data on their platforms with data from other companies. In addition, “copycat” platforms or client applications have misappropriated data on our platforms, implanted Trojan viruses in user PCs to steal user data from YY Client and attempted to imitate our brand or the functionality of our platforms. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of December 31, 2016, we had registered 208 domain names, including YY.com, Huya.com, Zhiniu8.com, Duowan.com, 100.com and Chinaduo.com, 286 software copyrights and other copyrights, 75 patents and 610 trademarks and service marks in China and overseas. In addition, as of December 31, 2016, we had filed 816 patent applications covering certain of our proprietary technologies and 451 trademark applications in China and overseas.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, our executive officers and key employees hold the equity interests in Beijing Tuda Science and Technology Co., Ltd., or Beijing Tuda, Guangzhou Huaduo Network Technology Co., Ltd., or Guangzhou Huaduo, and Beijing Bilin Online Information Technology Co., Ltd., or Bilin Online, our PRC consolidated affiliated entities. In particular, Mr. David Xueling Li, our co-founder and chairman, owns 97.7% of Beijing Tuda’s equity interests and 99% of Bilin Online’s equity interests. Mr. Li and Beijing Tuda also own approximately 0.5% and 99.0% of Guangzhou Huaduo’s equity interests, respectively. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

As a result, our operating results in future quarters or years may fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs would likely be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Seasonality” for additional details regarding the effects of seasonality on our cash flow, operating performance and financial results.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of The United Kingdom from the European Union. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any sever or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2016. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Some of our users may make sales or purchases through unauthorized third party platforms of virtual items we offer for free on our platforms, which may affect our revenue-generating opportunities and exert downward pressure on the prices we charge for our virtual items.

We, from time to time, offer virtual items free of charge to attract users or encourage user participation in channels. Some of our users may sell or purchase such free virtual items through unauthorized third party sellers in exchange for real currency. For example, fans of a performer may pay other users to send flowers or gifts the latter have accumulated on our platforms to the performer, in order to show support and raise the popularity ranking of the performer of their choice. These unauthorized transactions are usually arranged on third party platforms which we do not and are unable to track or monitor. Accordingly, these unauthorized purchases and sales from third party sellers may affect our revenue-generating opportunities and may impede our revenue and profit growth by, among other things, reducing the revenues we could have generated and exerting downward pressure on the prices we charge for our virtual items.

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

Risks Related to Our Corporate Structure and Our Industry

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations.

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

We are a Cayman Islands company and our PRC subsidiaries, Guangzhou Huanju Shidai Information Technology Co., Ltd., or Guangzhou Huanju Shidai, and Huanju Shidai Technology (Beijing) Co., Ltd., or Beijing Huanju Shidai, are each considered a wholly foreign owned enterprise. We conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Beijing Huanju Shidai, our major PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda, and Guangzhou Huaduo and Beijing Tuda’s shareholders. As a result of these contractual arrangements, we exert control over our major PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the consolidated affiliated entities are attributed to us. In addition, we conduct the Bilin business, a mobile instant communication application and its related business line, through contractual arrangements among our PRC subsidiary, Bilin Changxiang, our PRC consolidated affiliated entity, Bilin Online, and Bilin Online’s shareholder. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda.”

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted for our consolidated affiliated entities. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities in charge, such as the MOC. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPP is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPP, the MOC, instead of the GAPP, is directly responsible for investigating the game. In the event that we, our PRC subsidiaries or PRC consolidated affiliated entities are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides. Furthermore, on January 19, 2015, the MOFCOM issued a discussion draft of the proposed Foreign Investment Law, which may place restrictions on variable interest entity structures adopted by us, but the enactment timetable, interpretation, implementation and influence thereof remain unclear. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or PRC consolidated affiliated entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC consolidated affiliated entities, shutting down our servers or blocking our platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC consolidated affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities. Our PRC consolidated affiliated entities contributed substantially all of our consolidated net revenues in the years ended December 31, 2014, 2015 and 2016.

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

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC consolidated affiliated entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC consolidated affiliated entities are owned directly by Mr. David Xueling Li and certain other shareholders. For additional details on these ownership interests, see “—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services” and “Item 4. Information on the Company—A. History and Development of the Company.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of our PRC consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2017, our management group—including Mr. David Xueling Li, our co-founder and chairman, Mr. Zhou Chen, the chief executive officer of the Company, and Mr. Rongjie Dong, the chief executive officer of Huya broadcasting, one of our business units—and their respective affiliates, held 82.6% of the total voting power. Mr. Li and Beijing Tuda together hold 99.5% of the equity interest in Guangzhou Huaduo and Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Guangzhou Huaduo and Beijing Tuda are our major variable interest entities. Our management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Messrs. Zhou Chen and Rongjie Dong could violate the terms of their non-compete or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, our major shareholder who beneficially owned 15.5% of our outstanding shares as of March 31, 2017, has delegated the voting rights of the shares that he holds in our Company to Mr. Li. Mr. Lei is active in making investments in internet companies in China and currently holds direct and indirect interests in Xiaomi and iSpeak, which competes with certain of our lines of business, and other entities which may have businesses that compete with ours. Xiaomi is a mobile phone and smart appliances manufacturer and internet value-added service provider directly invested by Mr. Lei, which has started offering online performance and live broadcasting services recently. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our major PRC consolidated affiliated entities, Guangzhou Huaduo and Beijing Tuda, such entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platforms and important to the operation of our business. If either Guangzhou Huaduo or Beijing Tuda goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Guangzhou Huaduo or Beijing Tuda undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Beijing Huanju Shidai, our wholly owned subsidiary in China, and the shareholders of Guangzhou Huaduo, Beijing Tuda and Bilin Online, our variable interest entities, or VIEs, each shareholders of each variable interest entities agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE’s performance of their obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAIC. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Beijing Huanju Shidai represents 100% of the registered capital of Guangzhou Huaduo and Beijing Tuda, and those pledged to Bilin Changxiang represents 100% of the registered capital of Bilin Online. The equity interest pledge agreements with each of the VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with our PRC consolidated affiliated entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. Such tax generally includes the PRC value added tax, or the VAT, at a rate of 6% or 17% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by either PRC consolidated affiliated entities and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC consolidated affiliated entities’ tax liabilities increase or if it becomes subject to late payment fees or other penalties.

If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” Guangzhou Huaduo and our other PRC consolidated affiliated entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services. For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. An online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. Prior to February 2016, an educational website operator shall obtain approvals from the local education authorities. Prior to July 2010, specific approvals on online bulletin board services were also required for the provision of BBS services. Guangzhou Huaduo has obtained a valid ICP License for provision of internet and mobile network information services, an Internet Culture Operation License for online games and music products, and an Internet Publishing License for publication of online games and mobile phone games. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. On January 1, 2015, Guangzhou Huaduo was granted a License for surveying and mapping, covering online map service. On January 17, 2013 and January 16, 2014, we were granted permission by relevant authorities to provide online education content on edu.YY.com and 100.com, respectively. In the fourth quarter of 2014, we acquired Beijing Huanqiu Xingxue Technology Development Co., Ltd., or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., or Beijing Chuangzhi, which operated Edu24oL.com, an online education website that is an online vocational training and language training platform, and Beijing Xingxue held an ICP License and a Publication Operating License for the operation of Edu24oL.com. In the fourth quarter of 2016, we sold majority equity interests in Beijing Xingxue and cease to consolidate financial results of Beijing Xingxue. In addition, Zhuhai Huanju Entertainment has obtained a valid ICP License for provision of internet information services, an Internet Culture Operation License for online games and music products, and a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. These licenses or permits are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

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

Guangzhou Huaduo and Beijing Tuda are our major variable interest entities. Mr. David Xueling Li and Beijing Tuda, together hold 99.5% of the equity interest in Guangzhou Huaduo and Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Besides Guangzhou Huaduo and Beijing Tuda, Bilin Online is also our variable interest entity, which was acquired in August 2015 and is currently 99% held by Mr. Li. Mr. Li is a co-founder and shareholder of our company. The interests of Mr. Li as the controlling shareholder of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of our VIEs may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, Mr. Li will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Li may breach or cause Guangzhou Huaduo, Beijing Tuda and Bilin Online and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Li may encounter in his capacity as a shareholder or director of our VIEs, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Mr. Li to cause him to transfer all of his equity ownership in Guangzhou Huaduo, Beijing Tuda or Bilin Online to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huaduo, Beijing Tuda or Bilin Online could then appoint a new director of Guangzhou Huaduo, Beijing Tuda or Bilin Online to replace the existing directors. In addition, if such conflicts of interest arise, Beijing Huanju Shidai, our wholly owned PRC subsidiary, could also, in the capacity of attorney-in-fact for Mr. Li as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huaduo or Beijing Tuda to replace the existing directors. The same mechanism is also applicable to Bilin Online. We rely on Mr. Li to comply with the laws of China, which protect contracts and provide that co-founder and chairman owe a duty of loyalty to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on Mr. Li to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view toward our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Mr. Li, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

We issue virtual currency and prepaid game tokens to game players on our platforms for them to purchase various items to be used in online games and channels, including music channels. We are in the process of adjusting the content of our platforms but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Non-compliance on the part of third parties with which we conduct business could restrict our ability to maintain or increase our number of users or the level of traffic to our platforms.

Our third party game developers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties’ legal rights or violate any regulatory requirements. We regularly identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at approximately 17 different locations for daily operations and certain other properties serving as dormitories and canteens in China, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

In addition, we allow providers of some online services, such as online education and financial services, to establish channels on our platforms. The online service providers and the producers of content on our platforms may be required to meet specific qualifying standards, evidenced by approvals, permits or certificates, and to comply with various requirements when conducting business. We cannot predict if any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase our user level or the level of user traffic to our platforms.

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

In addition, on February 15, 2007, 14 PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes, one of the primary venues from which our platforms is accessed. In recent years, a large number of unlicensed internet cafes have been closed, and the PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Governmental authorities may from time to time impose stricter requirements on internet cafes, such as customer age limits and regulated hours of operation. Since a substantial portion of our users access our platforms from internet cafes, any reduction in the number, or slowdown in the growth, of internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and services and adversely affect our business, financial condition and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our platforms. Guangzhou Huaduo, our PRC consolidated affiliated entity, owns our platforms due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If Guangzhou Huaduo breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC consolidated affiliated entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” In addition, although we currently have a real-name registration system in place for our online games in strict compliance with the relevant PRC regulations, we are currently not required by PRC law to ask users for their real name and personal information when they register for a YY user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration on our platforms in the future. In late 2011, for example, the Beijing municipal government required microbloggers in China to implement real-name registration for all of their registered users. If we were required to implement real-name registration on YY, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, or the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must be the registered holders of the domain names or trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business were entered into by Guangzhou Huaduo, our PRC consolidated affiliated entity, and such arrangements are in compliance with this notice. Guangzhou Huaduo also owns the related domain names and trademarks, and holds the ICP License necessary to conduct our operations in China.

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Games Measures, which became effective on August 1, 2010. The Online Games Measures provide that any entity engaging in online game operation activities shall obtain the Internet Culture Operation License and must meet certain requirements such as minimum registered capital. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. The Guangzhou branch of the MOC has confirmed that such outsourcing and cooperation activities are not considered conducting online game operation activities, and that online game developers do not have to obtain the Internet Culture Operation License in accordance with the Online Games Measures. However, due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, there are still uncertainties on the MOC’s interpretation and implementation of these measures. If the MOC determines in the future that such qualifications or requirements apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue-sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

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

Content posted or displayed on our platforms may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

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

We allow visitors to our portal websites to upload written materials, images, pictures, and other content on the forums on our websites, and also allow users to share, link to and otherwise access audio, video, games and other content from third parties through our platforms. For a description of how content can be accessed on or through our live streaming platform, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Item 4. Information on the Company—B. Business Overview—Technology,” “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” and “—Risks Related to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Since our inception, we have worked closely with relevant government authorities to monitor the content on our platforms and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to timely determine in all cases the types of content that could result in our liability as an internet operator, and if any of our internet content is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platforms or for content we distribute that is deemed inappropriate. For example, we have previously been subject to a few warnings and fines each of RMB43,000 or less for having inappropriate content on our platforms. Although we corrected these non-compliances and undertook measures to prevent the recurrence of such instances, it may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third party partners and developers, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content uploaded to our website and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content. Users may upload content or images containing copyright violations and other illegal content and we may be subject to claims or become involved in litigation proceedings. As a result, our reputation, business and results of operations may be materially and adversely affected.

Advertisements shown on our platforms may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platforms to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platforms are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

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

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, and the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, renewed its qualification as a high and new technology enterprise, or HNTE, as of December 9, 2016 and, subject to the approval of an annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for three years, from 2016 through 2018. In addition, Guangzhou Huanju Shidai has been recognized as a software enterprise since 2013, and is therefore entitled to a two-year exemption from enterprise income tax followed by three years at 50% of the standard enterprise income tax rate starting from 2014, the first profit-making year. However, if either Guangzhou Huaduo or Guangzhou Huanju Shidai fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25%, which could materially and adversely affect our financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, subsequently amended on June 22, 2009, that are commonly referred to as the M&A Rules. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—New M&A Regulations and Overseas Listings.” The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.4 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$57.6 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion (US$0.3 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$57.6 million) within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

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

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options, restricted shares and restricted share units are subject to these regulations, and are preparing to complete such SAFE registrations. Failure of our PRC stock option holders, restricted shareholders or restricted share units holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2016, appropriations to statutory reserves amounting to RMB58.9 million were made by eight of our PRC consolidated affiliated entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalisation, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations”, “—Risks Relating to Our Corporate Structure—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected”, and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would be considered ultimately controlled by Chinese parties, as our management group, including Mr. David Xueling Li, our co-founder and chairman, Mr. Zhou Chen, the chief executive officier of the Company, Mr. Rongjie Dong, the chief executive officer of Huya broadcasting, one of our business units, and their respective affiliates, together held 82.6% of the total voting power of our company as of March 31, 2017. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the Internet content and other Internet value-added service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all, and our business and financial condition may be materially and adversely affected.

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

The daily closing trading prices of our ADSs ranged from US$32.07 to US$63.53 in 2016. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2017, we had 1,113,079,204 common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States holders of our ADSs or common shares to significant adverse United States income tax consequences.

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

Assuming that we are treated as owning Guangzhou Huaduo, Beijing Tuda and Bilin Online for United States federal income tax purposes, we do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2016, and do not anticipate becoming a PFIC in future taxable years. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a “mark-to-market” election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. holders to make such election. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares if we are treated as a PFIC for our current taxable year ending December 31, 2017 or any future taxable year (including the possibility of making a “mark-to-market” election and the unavailability of an election to treat us as a qualified electing fund). For more information see “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2017, Messrs. David Xueling Li, Zhou Chen and Rongjie Dong and their respective affiliates, held 82.6% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events are also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NSYE rules permit a foreign private issuer like us to follow certain corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee be an independent director. Currently, the chairman of our compensation committee, Mr. David Xueling Li, is not an independent director. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

In October 2013, we established Guangzhou Juhui Information Technology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In November 2013, we established Zhuhai Huanju Shidai, which is 100% directly owned by NeoTasks Limited.Zhuhai Huanju Shidai ceased to operate in 2015 and was deregistered in March 2016.

In April 2014, we established Guangzhou Huanju Media Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In September 2014, Guangzhou Huaduo acquired 100% of the equity interests in Guangzhou Zhuque Information Technology Co., Ltd., which engages in online game development.

In the fourth quarter of 2014, Guangzhou Huaduo acquired 100% of the equity interests in both Beijing Huanqiu Xingxue Technology Development Co., Ltd, or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., which operate the online education website Edu24oL.com, an online vocational training and language training platform. In addition, we acquired 100% of the equity interests in both Zhengrenqiang and His Partners Education Technology (Beijing) Co., Ltd., which was later renamed 100-Online Education Technology (Beijing) Co., Ltd., or 100-Online, a company specializing in providing preparation courses for the International English Language Testing System, or IELTS, which is an English language proficiency test, and Beijing Dubooker Culture Communication Co., Ltd., or Dubooker, a language education publisher. In the fourth quarter of 2016, we sold majorty equity interests in Beijing Xingxue following which we hold 33.14% of equity interests in Beijing Xingxue. We dissolved Dubooker and 100-Online in October 2016 and January 2017, respectively.

In the first quarter of 2015, Guangzhou Huaduo acquired 70% of the equity interests in Shanghai Beifu Culture Communication Co., Ltd., or Shanghai Beifu, which principally engages in providing e-commerce platform to professional game teams and commentators. Shanghai Beifu established two wholly-owned subsidiaries, Shanghai Lanyu Trading Co., Ltd. and Shanghai Fulan Electronic Technology Co., Ltd., in August 2015, to expand and assist the e-commerce business of Shanghai Beifu. In June 2016, we entered into an agreement to dispose of 60% equity interest in Shanghai Beifu, following which we hold 10% equity interest in Shanghai Beifu.

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

In August 2015, Duowan BVI acquired 55.05% of the equity interests in BiLin Information Technology Co., Ltd., or BiLin Cayman, a company incorporated in the Cayman Islands that develops and operates instant voice chatting applications for mobile devices. BiLin Cayman is the sole shareholder of BiLin Information Technology Co., Limited, which is in turn the sole shareholder of Beijing Bilin Changxiang Information Technology Co., Ltd., or Bilin Changxiang. Bilin Changxiang entered into a series of contractual arrangements with Beijing Bilin Online Information Technology Co., Ltd., or Bilin Online, and its shareholders, through which Bilin Changxiang exercises effective control over the operations of Bilin Online. In the second quarter of 2016, the percentage of our shareholdings in BiLin Cayman was diluted to 53.02%.

In January 2016, we established Guangzhou Huanju Microfinance Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In February 2016, we established Guangzhou Zhiniu Asset Management Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In April 2016, we established Guangzhou Sanrenxing 100-EducationTechnology Co., Ltd., which is 70% directly owned by Guangzhou Huaduo.

In August 2016, we established Guangzhou Huya Information Technology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In December 2016, we established Guangzhou WanheTechnology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

We currently own the domain names of YY.com, Huya.com, Zhiniu8.com, Duowan.com and 100.com.

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

In March 2014, we issued an aggregate of US$400 million 2.25% convertible senior notes due in 2019. Proceeds from the sale of the notes are expected to be used for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will be convertible into our ADSs based on an initial conversion rate of 9.0334 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$110.7 per ADS and represents an approximately 35% conversion premium over the closing trading price of our ADSs on March 18, 2014, which was US$82.00 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The notes bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The notes will mature on April 1, 2019, unless earlier converted, redeemed for certain tax-related events or repurchased in accordance with their terms. On April 1, 2017, the Company repurchased for cash the notes of an aggregate principal amount of US399.0 million. Following the settlement of the repurchase, US$1.0 million aggregate principal amount of the notes remain outstanding and will be due in 2019.

On March 5, 2015, our board of directors approved the 2015 Share Repurchase Plan, pursuant to which we may repurchase up to US$100 million in total of the our outstanding ADSs for a period not exceeding twelve (12) months from the date of approval by board of directors. The 2015 Share Repurchase Plan expired on March 5, 2016. On June 15, 2016, our board of directors approved another share repurchase plan, or the 2016 Share Repurchase Plan. Under the terms of the 2016 Share Repurchase Plan, we may repurchase up to US$200 million worth of our outstanding shares (including shares represented by ADSs) and our convertible senior notes due in 2019 from time to time for a period not to exceed twelve (12) months. Our 2016 Share Repurchase Plan will expire on June 15, 2017. For the year ended December 31, 2016, no share was repurchased under the 2015 Share Repurchase Plan and the 2016 Share Repurchase Plan.

On July 9, 2015, our board of directors received a non-binding proposal letter from Mr. Jun Lei, and Mr. David Xueling Li, our chairman and director (together, the “Buyer Group”), proposing a “going-private” transaction to acquire all of our outstanding common shares not already beneficially owned by the Buyer Group for US$68.50 in cash per ADS. The proposed purchase price represents a premium of approximately 17.4% to the closing trading price of our ADS on July 8, 2015, the last trading day prior to the date of the going-private proposal. Our board of directors formed a special committee consisting of three independent and disinterested directors, Mr. Peter Andrew Schloss, Mr. David Tang and Mr. Peng Tsing Ong, to consider the “going-private” proposal. On June 15, 2016, our board of directors received a letter from the Buyer Group stating that the Buyer Group had determined not to proceed with the going-private proposal with immediate effect.

Our principal executive offices locate at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China. Our telephone number at this address is +(86 20) 8212 0000. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 801 2nd Avenue, Suite 403, New York, NY 10017.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures and divestitures.

B. Business Overview

Overview

YY is a live streaming platform that enables users to interact in live online group activities through voice, text and video. YY also empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including music shows, online games, dating shows, live game broadcasting and e-learning. With a capacity to support over one million participants concurrently, YY offers users a more immersive, enriching and engaging entertainment experience through its large live streaming platforms, primarily include YY Live and Huya broadcasting. YY attracted approximately 96.1 million and 56.0 million average monthly active users with its PC clients and mobile clients, respectively, in the three months ended December 2016.

Founded as an online game web portal in 2005, our company has transformed into a multifaceted live streaming platform in the past decade. In July 2008, YY launched its core product YY Client, a PC-based free software that allows users to create individual channels for any online live group activities that covers a broad range of interests and topics. To increase the accessibility and usage of YY Client, we introduced a mobile application, Mobile YY, in September 2010 and a browser-based version of our services in October 2012. To accelerate the monetization of our mobile platform, we introduced virtual item purchase functions on Mobile YY in October 2013. In February 2014, we expanded our original education business by launching a dedicated education platform, 100 Education. In the fourth quarter of 2014, we acquired two education businesses, respectively focusing on online professional training and English language test preparation, to further expand our educational services offerings. Since the beginning of 2015, we have been operating our live game broadcasting business under a stand-alone brand, Huya, which includes Huya.com and its corresponding mobile application Huya Live. In August 2015, we launched a new brand, Zhiniu, with its own domain name Zhiniu8.com and mobile application Zhiniu Finance, for the finance related contents on our platforms. In February 2016, we released our mobile broadcasting application, ME Live, which allows users to perform and make broadcasts with a single mobile device. In the third quarter of 2016, we integrated our live streaming services under our two well-established live streaming platforms, YY Live and Huya broadcasting. We offer live streaming services through a variety of websites, PC clients and mobile applications. We also operate Duowan.com, a game media website that provides access to and interactive resources for online games.

Our operations rely on proprietary technology and industry know-how. YY is supported by our highly scalable infrastructure throughout China and our proprietary algorithms enabling low latency, low jitter and low loss rates in delivering voice and video data.

While the basic use of our platforms is currently free, we mainly monetize our user base through sales of virtual items for live streaming and game token for online games. We also generate revenues through our membership program whereby users pay a fixed fee to enjoy certain privileges and regular bonus packages. We primarily generate online advertising and promotion revenues from sales of various forms of advertising and provision of promotion campaigns on our live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on our live stream platforms. We believe that we will be able to capitalize on the large and highly engaged user base of our platforms by exploring additional monetization opportunities and diversifying our revenue sources.

Our total net revenues were RMB3,678.4 million, RMB5,897.2 million and RMB8,204.1 million (US$1,181.6 million) in 2014, 2015 and 2016 respectively. We had a net income of RMB1,064.5 million, RMB998.3 million and RMB1,511.6 million (US$217.7 million) in 2014, 2015 and 2016 respectively.

Our Platforms

We currently offer live streaming services primarily through our YY Live platform and Huya broadcasting platform.

YY Live

In June 2016, we revamped our online music and entertainment live streaming services to YY Live. With the increasing popularity of and growing contents in YY Live, it has been transformed into an interactive and comprehensive live streaming platform. Users of YY Live may enjoy the live streaming services on YY Live website, YY Client or YY Live APP and stream the content in various channels, including, among others, music and dance show, talk show, outdoor activities, sports, anime and games.

Huya Broadcasting

In November 2014, we launched Huya broadcasting, with a focus on livestream of game playthroughs. After years of coverage expansion and user accumulation, Huya broadcasting has become a comprehensive live streaming platform covering online games, console games, mobile games, entertainments, sports and etc. Users of Huya broadcasting may access content on Huya through Huya website, YY Client or Huya APP, Huya’s dedicated mobile application.

Our Products

We offer our services primarily through our YY Live platform and Huya broadcasting platform. Users of our services could stream the contents on those two platforms through (i) our PC client, YY Client, (ii) our websites, yy.com and Huya.com, and (iii) our mobile applications, including, among others, YY Live APP and Huya APP.

YY Client

Our core product, YY Client, enables users to engage in live streaming online, and we continue to develop and upgrade it to address evolving user needs. YY Client provides access to user-created online social activities groups, which we refer to as channels. YY Client is compatible with most internet-enabled systems, including PCs and mobile interfaces. YY Client is available to download for free from YY.com, Duowan.com and other internet software download centers.

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

All of the basic social interface features enabled by our YY Client, such as the ability to engage in multi-party voice- and video-enabled communications, are currently available to our users free of charge. In addition, some services are free to users up to a certain threshold. We currently earn revenues from YY Client through sales of services paid through online third party payment systems.

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

Web-based YY

We extended our platforms to web browsers in October 2012. Web-based YY enables users to conduct real-time interactions and watch live streaming content through web browsers without requiring any downloads or installations. Web-based YY optimizes YY technology for the web, transcending the limitations of operational systems and enabling real-time communications and live streaming on the web by simply clicking on a link. To date, users can visit YY.com, Huya.com and Zhiniu8.com to browse and watch various categories of live broadcasts and other contents on our platforms.

Mobile Applications

We develop mobile applications to provide a variety of live streaming contents to our users through mobile operating systems and make live streaming services available at finger tips. While we continue to develop and upgrade our platforms, we rebranded Mobile YY, our first and main mobile application, into YY Live APP, which primarily provides users access to our live streaming content offered on our YY Live platform. To better accommodate the increasing demands of our users to access more content on our YY Live platform, we developed a number of additional mobile applications, each of which dedicates to a specific type of content — Xunhuan application for online dating in January 2015, Zhiniu Finance application for financial news and analysis in November 2015. Users can access contents on our YY Live platform through all these mobile applications, and retrieve contents most suitable to individual preferences and interests.

With the growth of users on our Huya broadcasting platform, we launched Huya APP, for live game broadcasting in 2014, which is now a mobile application for streaming comprehensive contents offered on our Huya broadcasting platform.

In addition, we have introduced MCBox. MCBox is a mobile application offering a number of game supporting features for Minecraft, a popular mobile game, such as game editing, mode creating and skin designing, to give players of Minecraft a better gaming experience.

We will continue to focus on developing enhanced features for our mobile applications going forward.

Contents on Our Platforms

We offer various contents on our live streaming platforms, which cover a broad range of interests and topics. Beginning in March 2011, we started offering various virtual items for sale on our platforms. Through our PC clients, websites and mobile applications, users can stream the below contents on our live streaming platforms, YY Live and Huya broadcasting:

•	Music, Dancing and Talk Shows. Users can watch music, dancing and talk shows on our live streaming platforms. Currently, music, dancing and talk shows related content is the largest contributor to our total revenues.

•	Game Broadcasting. Users livestream play-throughs of online games in a casual environment or during competitions. Professional game teams and commentators often attract more viewers, who may show support and appreciation by purchasing and giving virtual items to the commentators.

•	Dating Shows. Users host, participate or live stream dating shows through live video and audio communication, during which the participants and the audience can purchase and give virtual gifts to the host or other participants. The format of our online dating is based on a popular dating TV show in China.

•	Finance. Users interested in finance and investment can stream finance shows hosted by financial experts, which cover investment-related topics, including stock market trends and investment basics.

•	Outdoor Activities and Sports. Users can livestream outdoor activity shows, such as camping, hiking, travel and tourism, as well as professional sports shows such as basketballs, footballs and snookers.

Branding and Marketing

Branding Strategy

We consider the branding of our products and services a crucial task. We use YY as the general brand for our company and for our core product. At the same time, we also set up stand-alone brands for those products and services which have good potential in their vertical area. Each of our stand-alone brands, such as YY Live, Huya, and Zhiniu, has its dedicated branding team to promote the brand in a way most suitable to the related business.

Marketing Activities

Historically, we have incurred minimal marketing expenses for our platforms and have built a large community of users primarily through viral marketing, with word of mouth referrals and repeat user visits ultimately driven by user experience. Nowadays, we employ a variety of marketing activities to further promote our platforms, including advertising on news and social network media, search engines and web portals, cooperating with application distributors and hardware manufacturers, as well as participating and sponsoring offline exhibitions and industry summits.

Seasonality

Our results of operations of various products and services are subject to seasonal fluctuations. However, seasonal fluctuations have not posed material operational and financial challenges to us, as such periods tend to be brief and predictable.

Competition

We face competition in several major aspects of our business, particularly from companies that provide online live streaming and online games. We also compete for online advertising and promotion revenues with other internet companies that sell online advertising services in China.

Live streaming. In relation to our live streaming business and our online advertising and promotion business, our competitors primarily include Momo,Yingke (Ingkee), DouyuTV.com, Huajiao, Youku’s Laifeng, Yizhibo, NetEase’s Bobo and Kuaishou.

Online games. For online games, our competitors include other major internet companies that host games, such as 37.com, 4399.com, Tencent, Qihoo 360 and other private companies. We also have various competitors in the online game media market in China. Duowan.com’s primary competitor among game media websites is 17173.com.

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

Large, dedicated cloud-based network infrastructure

Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 27,000 servers which are hosted in the data centers we lease from third parties throughout the country as of December 31, 2016. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China with ease and speed.

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

Content management and monitoring

Our live streaming platforms and Duowan.com all contain user-generated content, which we are required to monitor for compliance with PRC laws and regulations. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system are in compliance with applicable laws and regulations. They are aided by a program designed to periodically sweep our platforms and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords are automatically filtered by our program and cannot be successfully posted on our platforms. Thus we are able to minimize offending materials on our platforms and to remove such materials promptly after they are discovered. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.”

Accumulated experience and data for a proprietary technology platform

Significant time and efforts are required to build and operate an infrastructure such as ours. The technological difficulties which a platform that hosts 10,000 concurrent users faces differ greatly from the difficulties a platform with 100,000 and 1,000,000 concurrent users faces, including many issues to be considered when programming for the platform and planning the infrastructure. Over the years, we have gradually developed an effective system to identify, study and resolve issues that we encounter every day. In addition, our team members have been trained over the years to anticipate and resolve any issues, having gained significant knowledge from building and maintaining our platforms over time.

Research and Development Team

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. As of December 31, 2016, our research and development team consisted of 1,700 members. All of our service programs are designed and developed internally, including various interactive technologies. We expect to continue to develop all of our core technologies in-house.

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

Operation and Maintenance Team

As of December 31, 2016, approximately 153 technicians are dedicated to monitoring and maintaining our network infrastructure 24 hours a day, seven days a week. Our operation and maintenance team checks the voice and video data quality received by various users, the quality of user experience on our platforms and the proper functioning of our server equipment in our network, as well as contacting internet data center hosts to fix any issues located through such checks. Having launched more diversified and complex products and services for an increasing number of users, we raised new challenges to our operation and maintenance team, and rely on them to continue to provide live streaming services and online real-time interactions to our users.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others. As of December 31, 2016, we had registered 208 domain names, including YY.com, Huya.com, Zhiniu8.com, Duowan.com, 100.com and Chinaduo.com, 286 software copyrights and other copyrights, 75 patents and 610 trademarks and service marks in China and overseas. In addition, as of December 31, 2016, we had filed 816 patent applications covering certain of our proprietary technologies and 451 trademark applications in China and overseas.

PRC Regulation

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and online game operations, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or the MIIT;

•	the Ministry of Culture, or the MOC;

•	the General Administration of Press and Publication, or the GAPP;

•	the State Administration for Radio, Film and Television, or the SARFT;

•	State Administration of Press, Publication, Radio, Film and Television of the People's Republic of China, or the SAPPRFT;

•	the National Copyright Administration, or the NCA;

•	the State Administration for Industry and Commerce, or the SAIC;

•	the State Council Information Office, or the SCIO;

•	the Ministry of Commerce, or the MOFCOM;

•	the Bureau of Protection of State Secrets;

•	the Ministry of Public Security; and

•	the State Administration of Foreign Exchange, or the SAFE.

As the online social platform and online game industries are still at an early stage of development in China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online social platform and online game industries. See “D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” This section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000 and have been subsequently amended respectively on July 29, 2014 and February 6, 2016, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2015 Amendment), implemented on March 1, 2016 attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently, through Guangzhou Huaduo, our PRC consolidated affiliated entity, hold an ICP license, a sub-category of the value-added telecommunications business operation license, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT on February 10, 2012.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended respectively on September 10, 2008 and February 6, 2016, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including provision of internet content. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

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

To comply with such foreign ownership restrictions, we operate our online social platform and online game businesses in China through Guangzhou Huaduo, which is owned by several PRC citizens and Beijing Tuda. Beijing Tuda is owned by Mr. David Xueling Li. Guangzhou Huaduo and Beijing Tuda are both controlled by Beijing Huanju Shidai through a series of contractual arrangements. Similarly, we operate our Bilin business through contractual arrangement among Bilin Changxiang, Bilin Online and its shareholder. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” Moreover, Guangzhou Huaduo is the registered holder of a majority of the domain names, trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC legal counsel Fangda Partners’ understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

Since the Internet Publication Measures has been in place for more than thirteen years, on February 4, 2016, the SAPPRFT and the MIIT decided to further regulate order in network publication services management, and issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016 and replaced the Internet Publication Measures. According to the Network Publication Measures, engagement in network publication services must be approved by the competent administrative department for publications and a Network Publication Services Permit must be obtained. Pursuant to the Network Publication Measures, network publication services refer to the use of information networks to provide the public with network publications, and network publications refer to digital works provided to the public through the use of information networks that have characteristics of publication such as editing, creation, or processing. In addition, before online games are published to the public, an application must be put forward with the competent administrative departments for publication, and upon verification and consent, such online games are to be reported to the State Administration of Press, Publication, Radio, Film and Television.

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

All operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online Game Business Operators are also prohibited from (a) setting compulsory matters in the online games without game users’ consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. It also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between the Online Game Business Operators, with no conflicts with the rest of clauses in such service agreements. Guangzhou Huaduo holds a valid Internet Culture Operation License that was last updated in August 2016.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online gaming industry, and granted the GAPP the authority to issue approvals for the internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (b) subject to the MOC’s overall administration, GAPP is responsible for the pre-examination and approval of the internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of SAPPRFT, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions. On November 7, 2011, Guangzhou Huaduo obtained an Internet Publishing License for the publication of online games and mobile phone games. The online games we currently offer are domestically produced games, and are published by third parties qualified to publish online games. As of March 31, 2017, approximately 46.5% of the online games available on YY Client were filed with the GAPP as electronic publications, and the others were still undergoing the filing process.

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

For detailed analysis, see “D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.”

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

We have developed and implemented an anti-fatigue and compulsory real-name registration system in all our online games, and will cooperate with the National Citizen Identity Information Center to launch the identity verification system upon the issuance of relevant implementing rules. For game players who do not provide verified identity information, we assume that they are minors under 18 years of age. In order to comply with the anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, minors would receive no in-game benefits. These restrictions could limit our ability to increase our online games business among minors. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online games business could be materially and adversely affected. See “D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—Intensified” government regulation of the internet industry in China could restrict our ability to maintain or increase our user level or the level of user traffic to our platforms.

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

In addition, the Online Game Measures promulgated in June 2010 further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iii) the storage period of online gamers’ purchase record shall not be shorter than 180 days; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days. On December 1, 2016, MOC released the Notice on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 1, 2017, restate and introduce a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures, and reiteration of MOC’s approval and filing requirements.

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

On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Content Management of Online Music, which stipulated that operating entities shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards.

Guangzhou Huaduo holds a valid Internet Culture Operation License covering our provision of online music. More than 99% of the music offered on our websites is sung by grassroots performers along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.” Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “D. Risk Factors—Risks Related to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms” and “PRC Regulation—Intellectual Property Rights—Copyright Law.”

In 2011, the MOC greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products that are in Violation of Relevant Regulations promulgated by the MOC since January 7, 2011, entities that provide any the following will be subject to relevant penalties or sanctions imposed by the MOC: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MOC or (c) domestically developed online music products that have not been filed with the MOC. Thus far, we believe that we have eliminated from our platforms any online music products that may fall into the scope of those prohibited online music products thereunder.

Online Transmission of Audio-Visual Programs

The Administrative Provisions on Private Network and Targeted Publication of Audio-Visual Programs Services, or the Audio-Visual Provisions was promulgated by the SAPPRFT on April 25, 2016 and put into effect on June 1, 2016. The Audio-Visual Provisions applies to the radio and TV program and other audio-visual program services with targeted audience through the targeted transmission channels, such as local area network, virtual private network, Internet and other information networks, and using TV and handheld electronic equipment as terminal recipients. Under the Audio-Visual Provisions, to engage in the transmission and distribution of audio-visual programs, a License for the Online Transmission of Audio-Visual Programs is required. Foreign invested enterprises are not allowed to carry out such business.

In addition, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an Internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of Internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates, etc.; and (c) enter into a service agreement with Internet live-streaming services user to specify both parties’ rights and obligations.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SARFT and MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Broadcasting Service on Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in online live broadcasting on major political, military, economic, social, cultural and sports events.

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

Guangzhou Huaduo holds an effective License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs.

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

Regulation on Advertising Business and Conditions on Foreign Investment

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015 and effective since September 1, 2015;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•	Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000, November 30, 2004 and December 12, 2011, respectively.

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

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which become effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, Internet applications, or other Internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b)sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to sent advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) Internet information service providers who do not participate in the business activities of Internet advertising are required to stop publishing illegal advertisement only if they know or should have known the advertising is illegal.

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2016, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2016, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

To further clarify some key internet copyright issues, on December 27, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement. If an internet information service provider can prove that it has only provided network services through automatic access, automatic transmission, data storage space, search functions, links, document sharing technology, etc., and thereby argues that it has not been involved in any alleged joint infringement, the PRC court shall find in favor of such internet information service provider. If an internet information service provider fails to delete, block, disconnect or take other necessary measures, or if it provides technological support or other aid when it knows or should have known of the network user’s infringement on the information network transmission right, the PRC court shall find that such aid constitutes contributory infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to its findings on the degree of fault of the internet information service provider. The fault of the internet information service provider is determined according to various criteria, including situations where such provider knew or should have known of the network user’s infringement against third party’s information network transmission right. If an internet information service provider can prove it has adopted fairly reasonable and effective technological measures, and yet still finds it difficult to discover infringement against information network transmission conducted by the network user, the PRC court shall find such provider to be not at fault. Where an internet information service provider promotes popular video and films through setting up a list, directory, index, descriptive paragraph, briefing or other means of recommendation, and the public can download, browse or acquire them through other methods directly from the internet information service provider’s webpage, the PRC court may find that such provider knew of the network user’s infringement on the information network transmission right of others.

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

We have adopted measures to mitigate copyright infringement risks. For instance, we have established a routine reporting and registration system that is updated on a monthly basis, and we require performers, channel owners and users to acknowledge and agree that (a) they would not perform or upload copyrighted content without proper authorization and (b) that they will indemnify us for any relevant copyright infringement claims in relation to their activities on our platforms.

If, despite these precautions, such procedures fail to effectively prevent unauthorized posting or use of copyrighted content or the infringement of other third party rights on our platforms, and the PRC courts find that certain safe harbor exemptions under PRC laws are not applicable to us because, for instance, a court finds that we knew or should have known about such infringement or that we have directly derived economic benefits from allowing such infringement activities on our platforms, we may be held jointly and severally liable with the performers, channel owners or other infringement parties in lawsuits initiated by the relevant third party copyright holders or authorized users. Moreover, we may be held directly liable for the infringement activities of such performers or channel owners on our platforms, if the PRC courts view them as our employees or agents, deem us to have control over their activities on our platforms and the content they upload or otherwise make available on our platforms, and determine that we have knowingly uploaded such infringing contents on our platforms. See “D. Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. For the number of domain names we registered as of December 31, 2016, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2016, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Moreover, pursuant to the Notice on Enhancing the Content Review Work of Online Game Products promulgated by the MOC in 2004, imported online games are subject to content review by the MOC prior to being offered to Chinese internet users.

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

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject persons to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. The Internet Security Law of the People’s Republic of China, issued by the Standing Committee of the National People’s Congress on November 7, 2016 and will take effective on June 1, 2017, further emphasizes the implementation of classified protection with respect to Internet security. According to the Internet Security Law, Internet operators shall fulfill relevant mandatory security protection obligations.

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

To comply with the above laws and regulations, we have established an internet information security department to implement measures on information filtering. For example, we have adopted a voice monitor system, and installed on our platforms various alerts on sensitive words or abnormal activities of users, channels or groups. We also have a dedicated team that maintains 24-hour surveillance on the information posted on our platforms, with different categories for monitoring purposes, according to subject and content. We have also established and follow a strict review process and storage system of relevant records which, in combination with various information security measures, have effectively prevented the public dissemination of statutory prohibited information through our websites in the past. We intend to continue to further update our measurements and system and work closely with relevant authorities to avoid any violation of relevant laws and regulations in the future.

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

Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

Dividend Distribution. The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000 and 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises.

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

Circular 37. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

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

We and our PRC citizen employees who have been granted share options, restricted shares or restricted share units, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the New EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the main guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) or SAT Bulletin No. 45, both issued by the SAT, which provide main guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

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

Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes, substantial uncertainty exists as to whether we will be deemed to be such by the relevant authorities. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

In addition, although the New EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the Implementation Rules refer to “qualified resident enterprises” as enterprises with “direct equity interest”, it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, and the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks of reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

Value Added Tax

On January 1, 2012, the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Taxable income derived from the businesses in the Pilot Program is subject to VAT in lieu of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. In addition, the Supplementary Notice on Several Tax Policies in Relation to the Scope of VAT-able and Other Matters in the Transportation and Selected Modern Service Sectors under the VAT Reform Pilot Program, Caishui [2012] No. 86, or Circular 86, which was issued in December 2012, further defines the application scope of relevant industries and specifies that, starting from December 1, 2012, website operation services provided by website owners for non-self-owned online games are taxed as “Information System Services,” and therefore would also be subject to the VAT tax rate as 6%. Going forward, in Guangdong province, we will pay the pilot VAT instead of business taxes for our advertising activities, operating services for online games not owned by us and for any other parts of our business that are deemed by the competent state tax authorities to be in the scope of the Pilot Industries.

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the Ministry of Finance and the SAT issued the Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, pursuant to which the pilot plan for the replacement of business tax with VAT was expanded to all regions and industries as of May 1, 2016. Live streaming revenues and membership revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Online games revenues and other revenues, are subject to VAT for the years ended December 31, 2014, 2015 and 2016.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program.

Dividends Withholding Tax

Under the Old EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Beijing Huanju Shidai or Guangzhou Huanju Shidai, our PRC subsidiaries, were exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident holding enterprises are incorporated.

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Labor Laws and Social Insurance

The principle laws that govern employment include:

•	Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009; and

•	Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our variable interest entities and their principal subsidiaries:

(1)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chief executive officer and director, owns 97.7% of Beijing Tuda’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Beijing Tuda.”

(2)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. David Xueling Li and Beijing Tuda own approximately 0.5% and 99.0% of Guangzhou Huaduo’s equity interests, respectively, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Huaduo.”

(3)	Bilin Online is our PRC consolidated affiliated entity. Mr. David Xueling Li owns 99.0% of Bilin Online’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Bilin Online.”

(4)	Duowan BVI and Guangzhou Huaduo is the limited partner of Engage L.P. and Shanghai Yilian, respectively.

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We began our operations in 2005 by launching Duowan.com, a popular online web portal hosting game media content. We have grown significantly in recent years, developing and introducing YY Client in 2008 and extending our services into mobile devices in September 2010 and onto web browsers in October 2012. Our business has also expanded from focusing on providing voice communication services to becoming a a live streaming platform. We offer a variety of live streaming content on our platforms, such as online music shows, live game playthrough streaming, online dating shows and online financial news and shows, which give our users a more diverse, immersive, engaging and enriching experience.

We derive our revenues primarily from live streaming services, online games and membership subscriptions. We derived 95.0%, 95.0% and 96.9% of our total net revenues from such services in 2014, 2015 and 2016, respectively, with online education revenue and online advertising and promotion revenue accounting for the remainder of our revenues. Revenues from live streaming are primarily generated through YY Live platform and Huya broadcasting platform. Online game revenues are primarily generated from offering virtual items in online games by us. Membership revenues are primarily generated from our membership subscriptions. As we continue to expand our service offerings and our user engagement and spending levels increase, our revenue sharing fees and content costs have increased significantly in recent years, resulting in lower gross margin. We have been exploring additional monetization opportunities and diversifying our revenue sources in order to capitalize on the large and highly engaged user base of our platforms.

An increasing number of users are accessing our platforms through mobile devices, and we consider the rise of mobile-based business to be a general trend. We have been taking measures to expand our success from PC-based products and services to the mobile platform. In 2010, we introduced Mobile YY, our music and entertainment mobile application. In the second half of 2016, along with our transition into a live streaming platform, we rebrand Mobile YY into YY Live APP, a mobile application for our YY Live platform. We also have introduced Huya APP, a mobile application for our Huya broadcasting platform. We have also developed numerous mobile applications for other parts of our business, including, among others, Xunhuan for online dating shows and Zhiniu for financial news and analysis. Our mobile applications in aggregate, have contributed 49.6% of the total revenue generated from our live streaming services in the fourth quarter of 2016, compared to 33.4% in the same period of 2015. The ARPU of our live streaming mobile applications has reached RMB292.7 (US$42.2) in the fourth quarter of 2016, compared to RMB428.6 (US$61.7), the average ARPU of our whole live streaming business. An important element of our strategy is to continue to develop and enhance mobile applications to capture a greater share of the growing number of mobile users.

Our total net revenues increased from RMB3,678.4 million in 2014 to RMB5,897.2 million in 2015 and to RMB8,204.1 million (US$1,181.6 million) in 2016. We had a net income of RMB1,064.5 million, RMB998.3 million and RMB1,511.6 million (US$217.7 million) in 2014, 2015 and 2016, respectively.

Discussion of Selected Statements of Operations Items

Revenues

In the years ended December 31, 2014, 2015 and 2016, we had derived our revenues from live streaming, online games and membership, and other revenues. Our live streaming revenues are primarily comprised of revenues from YY Live platform and Huya broadcasting platform. Our online games revenues are primarily comprised of revenues from the online games developed by us or by third parties under revenue-sharing arrangements on our platforms. Our membership revenues are primarily comprised of revenues from our membership subscriptions. Other revenues, mainly include revenues from our online education platform, and online advertising and promotion revenues. We expect that in the future, as is the case in 2016, an increasing portion of our revenues will be derived from live streaming revenues, including revenues from in-channel virtual items sold on our platforms, such as virtual flowers and gifts for use in various channels, as well as other online products and services.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Total net revenues : (1)(2)

Live streaming	2,475,379	67.3	4,539,857	77.0	7,027,227	1,012,131	85.7
Online games	811,699	22.1	771,882	13.1	634,325	91,362	7.7
Membership	205,199	5.6	291,310	4.9	284,860	41,028	3.5
Others	186,091	5.0	294,200	5.0	257,638	37,108	3.1
Total	3,678,368	100.0	5,897,249	100.0	8,204,050	1,181,629	100.0

(1)	Revenues are presented net of rebates and discounts.

(2)	For the year ended December 31, 2016, we presented our revenue in four segments categories — live streaming, online games, membership and others . We also have retrospectively changed the revenue presentation for the year ended December 31, 2014 and 2015.

Live streaming revenues. We generate live streaming revenues from the sales of in-channel virtual items used on our live streaming platforms, including YY Live platform and Huya broadcasting platform. Users access content on our platforms free of charge, but are charged for purchases of virtual items.

The most significant factors that directly affect our live streaming revenues include the increase in the number of our paying users and ARPU:

•	The number of paying users. We had approximately 3.4 million, 5.8 million and 11.0 million paying users in 2014, 2015 and 2016, respectively for our live streaming services. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on our live streaming platform at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a larger active user base and a higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform.

•	ARPU. Our ARPU for live streaming was approximately RMB726.7, RMB780.5 and RMB637.8 (US$91.9) in 2014, 2015 and 2016, respectively. ARPU is calculated by dividing our total revenues from live streaming during a given period by the number of paying users for our live streaming services for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users.

Other significant factors that directly or indirectly affect our live streaming revenues include:

•	our ability to increase our popularity by offering new and attractive contents, products and services that allow us to monetize our live streaming platform;

•	our ability to attract and retain a large and engaged user base; and

•	our ability to attract and retain certain popular performers, channel owners, professional game playing team and commentators.

We expect that the portion of our revenues from live streaming derived from the sales of virtual items and services will continue to increase as we capitalize on monetization opportunities. We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels.

Online games revenues. We generate online games revenues from the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platforms. Users play online games free of charge, but are charged for purchases of virtual items.

The most significant factors that directly affect our online games revenues include the increase in the number of our paying users and ARPU:

•	The number of paying users. We had approximately 1.6 million, 1.2 million and 1.2 million paying users in 2014, 2015 and 2016, respectively, for our online games. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services in our online games at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a larger active user base and a higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our online game offerings and further monetize our existing online games.

•	ARPU. Our ARPU for online games was approximately RMB520.8, RMB635.8 and RMB533.6 (US$76.9) in 2014, 2015 and 2016, respectively. ARPU is calculated by dividing our total revenues from online games during a given period by the number of paying users for online games for that period. As we begin to generate revenues from an increasing variety of online games, our ARPU may fluctuate from period to period due to the mix of online games offered by us.

Other significant factors that directly or indirectly affect our revenues include:

•	our ability to increase our popularity by offering new and attractive online games that allow us to monetize our platforms;

•	our ability to attract and retain a large and engaged player base; and

•	our ability to attract and retain third party game developers, third party licensee operators and service providers.

The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play. We have historically derived a significant portion of our revenues from a number of popular online games, primarily through selling in-game virtual items for these games. A majority of our popular online games are developed by third party game developers under revenue-sharing arrangements that typically last one to two years. We derive an increasingly lower percentage of our revenues from online games as a whole, as we expect to monetize other non-game aspects of the YY Live platform and Huya broadcasting platform.

Membership revenues. We generated membership revenues from the membership subscription fees paid by our users. In our membership program, users pay a flat monthly subscription fee in order to become members, and in exchange, we give them access to various privileges and enhanced features on our channels, including additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons.

Other revenues. We generated other revenues from our online education platform and online advertising and promotion revenues. Online education services consisted of vocational training courses, language training courses and K-12 afterschool education courses. Revenue is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date. We enter into advertising contracts with both advertisers and advertising agencies. In 2014, 2015 and 2016, a vast majority of our online advertising and promotion revenues were derived from pay-for-time arrangements under which we charge advertisers depending on the duration of display for an advertisement or a series of advertisements as well as promotion campaigns conducted by relevant channel owners.

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

Revenue sharing fees and content costs. Our revenue sharing fees and content costs paid to performers, channel owners and content providers increased from RMB1,134.0 million in 2014 to RMB2,343.2 million in 2015 and further increased to RMB3,790.6 million (US$546.0 million) in 2016. We expect our revenue sharing fees and content costs to continue to increase as we continue to expand our live streaming offerings, our user engagement and spending levels increase, as well as our investments in expanding the amount of new and innovative content provided to users.

Bandwidth costs. Our bandwidth costs increased from RMB345.9 million in 2014, to RMB570.2 million in 2015 and further increased to RMB651.7 million (US$93.9 million) in 2016. We expect bandwidth costs to continue to increase as of the continued user base expansion and video quality improvements, but be partially offset by our improved efficiency and pricing terms.

Salary and welfare. Our salary and welfare costs increased from RMB131.8 million in 2014 to RMB198.2 million in 2015, and further increased to RMB232.5 million (US$33.5 million) in 2016. We expect our salary and welfare costs to increase as we continue to hire additional employees in line with the expansion of our business.

Depreciation and amortization. Our depreciation and amortization increased from RMB59.8 million in 2014 to RMB145.1 million in 2015, and further increased to RMB173.0 million (US$24.9 million) in 2016. We expect depreciation and amortization to increase as we continue to expand our operations and purchase servers and other equipment or intangibles directly related to the operating of our platforms and business.

Payment handling costs. Our payment handling costs increased from RMB55.1 million in 2014 to RMB104.8 million in 2015, but decreased to RMB67.5 million (US$9.7 million) in 2016. We expect payment handling costs to increase as we continue to grow our paying users base and expand our paid service offerings.

Business tax and surcharges. Our business tax and surcharges decreased from RMB49.2 million in 2014 to RMB27.8 million in 2015, and increased to RMB44.7 million (US$6.4 million) in 2016. We expect the payment of surcharges to increase due to the expansion of our business.

Share-based compensation. Our share-based compensation allocated to the cost of revenues increased from RMB18.0 million in 2014 to RMB24.0 million in 2015 and decreased to RMB15.9 million (US$2.3 million) in 2016.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	431,188	11.7	548,799	9.3	675,230	97,253	8.2
Sales and marketing expenses	102,527	2.8	312,870	5.3	387,268	55,778	4.7
General and administrative expenses	223,019	6.1	358,474	6.1	482,437	69,485	5.9
Goodwill impairment	—	—	310,124	5.3	17,665	2,544	0.2
Fair value change of contingent consideration	—	—	(292,471)	(5.0)	—	—	—
Total operating expenses	756,734	20.6	1,237,796	21.0	1,562,600	225,060	19.0

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits and share-based compensation expenses for research and development personnel and rental expenses and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2016, due to the need for additional research and development personnel to accommodate the growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platforms, improve technology infrastructure to further enhance user experience, and further develop enhanced features for mobile devices to reach more users. However, we also expect to be able to leverage on the expertise of our established research and development team and achieve better efficiency.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, (ii) salary and welfare for sales and marketing personnel, and (iii) rental expenses. Our sales and marketing expenses generally increased over the past three years ended December 31, 2016, primarily reflecting increased marketing and promotional activities and increased numbers of sales and marketing staff. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to increase our spending on promotional activities, particularly relating to mobile applications and new business initiatives.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare general and administrative personnel, (ii) share based compensation for management and administrative personnel, and (iii) impairment charges of intangibles and other non-current assets. Our general and administrative expenses generally increased over the past three years ended December 31, 2016 as our business expanded, primarily due to the general growth of our business and an increase in the investments impairment charge. We expect our general and administrative expenses generally increase in absolute amount and decrease as percentage of total net revenues in the near future as our business grows.

Goodwill impairment and Fair value change of contingent consideration

We have noted further impairment indicator for 100 Online as well as impairment indicator for Bilin Online in 2016. Based on the result of the impairment assessment, impairment charges of RMB17.7 million (US$2.5 million) were recognised.

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Research and development expenses	54,141	70,951	78,816	11,352
Sales and marketing expenses	2,807	3,283	3,107	448
General and administrative expenses	59,647	87,175	59,469	8,565
Total	116,595	161,409	141,392	20,365

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

Operating Income

Gain on deconsolidation and disposal of subsidiaries

In June 2016, we disposed 60% equity interest of Shanghai Beifu for a total consideration of RMB3.5 million. After the disposal, we retained 10% equity interest in Shanghai Beifu. A total loss of RMB23.5 million was recognized. In December 2016, we disposed 33.86% equity interest of Beijing Xingxue for a total consideration of RMB118.5 million. After the disposal, we retained 31.14% equity interest in Beijing Xingxue. A total income of RMB127.4 million was recognized.

Other income

Other income primarily consists of government grants in connection with our contributions to technology development, tax refund and investments in local business districts. These grants may not be recurring in nature.

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

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

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

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Certain subsidiaries and VIEs have claimed such Super Deduction for the period reported.

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

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to value added tax and related surcharges. Our live streaming revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Online games revenues and other revenues are subject to VAT for the year ended December 31, 2014, 2015 and 2016. Surcharges are calculated based on 12% of the monthly business taxes and VAT payable for 2014, 2015 and 2016. Business taxes and related surcharges during 2014, 2015 and 2016 were RMB49.2 million, RMB27.8 million and RMB44.7 million (US$6.4 million), respectively.

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

Revenue Recognition and Deferred Revenue

For the year ended December 31, 2016, we presented our revenue in four categories — live streaming, online games, membership and others to better reflect the way we generate revenues. The revenue for all previous financial years before 2016 presented in this annual report was also retrospectively changed to be consistent with the revenue for the year ended December 31, 2016.

For previous financial years before 2016 presented in this annual report, before the changes mentioned above were made, revenues had been originally presented as internet value-added service, or IVAS, and other revenues. Under the category of IVAS, there were four sub-categories: online music and entertainment, online games, online dating and other IVAS. After the changes to our revenue presentation were made, revenues from online music and entertainment, online dating and other IVAS (excluding revenues from membership and certain minor revenue streams that do not meet the criteria of live streaming), which are generated from our YY Live platform and Huya broadcasting platform, are categorized as live streaming revenues. Revenues from online games and membership are presented separately. Other revenues and those revenues streams previously categorized in other IVAS that do not meet the criteria of live streaming are categorized as “others”. The changes to our revenue presentation have no impact on the amount of our total net revenues.

We generate revenues from live streaming, online games, membership and others. Revenues from live streaming are generated from YY Live platform and Huya broadcasting platform. Revenues from online games are generated from our online game platform and the online games that we host. Revenue from membership are generated from our membership subscription program which enhances user experience and provide certain privileges to users when they use YY Client. Other revenues mainly include online education revenue and advertising revenue. Online education services consist of vocational training and language training courses. Online advertising revenues are primarily generated from sales of different forms of advertising on our platforms. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured.

We operate a virtual currency system under which the users can directly purchase virtual currency on live streaming channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items in online games (both developed by third parties and self-developed), or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchaser is recorded as “advances from customers” and, upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below unless otherwise stated.

Live Streaming

We create and offer virtual items to be used by users on our live streaming channels that we operate and maintain. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by us. Live streaming revenue consists of sales of virtual items. Users purchase consumable virtual items from us and present them to performers to show support for their favorite performers or time-based virtual items which provide users with recognized status, such as priority speaking rights or special symbols on the music channels for a specific period of time. In order to attract user traffic, we share a portion of the revenues we derive from such in-channel virtual item sales on live streaming channels with certain popular performers and channel owners, who have entered into revenue sharing arrangements with us. We account for such shared revenues as cost of revenues. Performers and channel owners who do not have such revenue sharing arrangements with us are not entitled to share any revenue derived from the virtual items sold. We do not recognize any revenue from offering free virtual items and do not share any revenue with performers or channel owners when free virtual items are presented to performers by our users. Accordingly, live streaming revenue is recognized for the sale of virtual items sold in live streaming channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year. We do not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When our users purchase multiple virtual items bundled within the same arrangement, we evaluate such arrangements under ASC 605-25 Multiple-Element Arrangements. We identify individual elements under the arrangement and determine if such elements meet the criteria to be accounted for as separate units of accounting. We allocate the arrangement consideration to separate units of accounting based on their relative selling price. The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence, or VSOE, (2) third party evidence, or TPE, and (3) best estimate of selling price, or BESP. Given that the VSOE of the selling price cannot be determined, we have adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. We determine the fair values of virtual items sold in a bundle based on similar products sold separately on our platforms based on the TPE of selling price and determine the fair values of virtual items without similar products sold separately on our platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on the estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis. These estimates are generally determined based on pricing strategies, market factors and strategic objectives. We recognize revenue for each virtual item element in accordance with the applicable revenue recognition method.

Online game revenue

We generate revenues from offering virtual items in online games developed by third parties or our self-developed online games to game players. Historically, the majority of online games revenues for the three years ended December 31, 2014, 2015 and 2016 were derived from third party-developed games.

Users play games through our platforms free of charge and are charged for purchases of virtual items including consumable and perpetual items, which can be utilized in the online games to enhance their game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ accounts over the life of the online games.

We recognize revenue when recognition criteria defined under US GAAP are satisfied. For purposes of determining when the service has been provided to the paying player, we have determined that an implied obligation exists to the paying player to continue providing access to the games such that the users can utilize the virtual items purchased. Game players need to log on and access the games through our platforms because their game tokens, virtual items, and game history are specific to our game accounts and non-transferable to other platforms. To purchase in-game virtual items, players can either charge their game accounts by purchasing game tokens or virtual currency from our platforms, which are convertible into game tokens based on a predetermined exchange rate agreed among the relevant game developers and us.

The proceeds from the sales of our virtual currency is recorded as “advances from customers”, representing prepayments received from users in the form of our virtual currency not yet converted into game specific tokens. Upon the conversion into a game token from our virtual currency or upon the direct purchase of a game token, whichever is applicable, the proceeds will be shared between the relevant game developer and us based on a predetermined contractual ratio. Game tokens are non-refundable and non-exchangeable among different games. Our portion, net of the game developer’s entitled consideration, is recorded as deferred revenue and amortized according to the prescribed revenue recognition policies described below. Users typically do not convert the virtual currency into game tokens or purchase the game tokens unless they plan to purchase in-game virtual items soon.

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

The third party-developed games under non-exclusive licensing contracts are maintained and updated by the game developers. We view the game developers to be our customers and consider our responsibilities under our agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on our platforms. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether we are acting as the principal in offering services to the game players or as the agent in the transaction, and the specific requirement of each contract. We determined that for third party-developed games, the third party game developers are the principal given the game developers design and develop the online game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, We record online games revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

Given that third party-developed games under non-exclusive licensing contracts are managed and administered by the third party game developers, we do not have access to the data on the consumption details such as when the game token is spent on the virtual items or the types of virtual items (consumable or perpetual items) purchased by each individual game player. However, we maintain historical data on timing of the conversion of its virtual currency into game specific tokens and the amount of purchases of game tokens. We believe that our performance for, and obligation to, the game developers correspond to the game developers’ services to the users. We have adopted a policy to recognize revenues relating to game tokens for third party developed games over the estimated user relationship period with us on a game-by-game basis, which is approximately one to six months for the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated user relationship period with us may change in the future.

When we launch a new game, we estimate the user relationship period based on other similar types of games in the market until the new game establishes its own history. We consider the game’s profile, attributes, target audience, and its appeal to players of different demographics groups in estimating the user relationship period.

The estimated user relationship period is based on data collected from those users who have acquired game tokens. To estimate the user relationship period, we maintain a system that captures the following information for each user: (a) the frequency that users log into each game via our platforms, and (b) the amount and the timing of when the users convert or charge his or her game tokens. We estimate the user relationship period for a particular game to be the date a player purchases or converts from virtual currency to a game token through the date we estimate the user plays the game for the last time. This computation is performed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

The consideration of user relationship period with each online game is based on our best estimate that takes into account all known and relevant information at the time of assessment. We assess the estimated user relationships period for each game on a quarterly basis. Any adjustments arising from changes in the user relationship period as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Exclusive third party developed games

Under certain exclusive arrangements, we pay additional license fees to the game developers as we are entitled to an exclusive right to operate third party developed games in specified geographic areas. Based on ASC 350, we have adopted an accounting policy to recognize the exclusive license fee as an intangible asset upon the commercial launch of the related online games. This intangible asset is amortized on a straight-line basis over the shorter of the economic life or license period of the relevant online game.

Pursuant to the exclusive licensing contracts signed between the third party game developers and us, our responsibilities in operating the licensed games vary for each game. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) change the product or performs part of the service, (iv) have involvement in the determination of product and service specifications.

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

Pursuant to the terms and conditions of certain online game exclusive license agreements entered into between game developers and us, we, as the exclusive licensee, could sublicense a non-exclusive, non-transferable and limited license to any third party without the prior formal consent of game developers. Under the non-exclusive and non-transferable limited license, the sub-licensee cannot further license the game to other platforms. We received monthly revenue-based royalty payments from all sub-licensees. We view the third-party sub-licensees operators as our customers and recognize revenues on a net basis, as we do not have the primary responsibility for fulfillment and acceptability of the game services.

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

Self-developed games

Revenues derived from self-developed games are recorded on a gross basis as we act as a principal to fulfill all obligations. Considering that revenues derived from self-developed games were immaterial to us for the years presented, we do not maintain information on consumption details of in-game virtual items, and only maintains limited information related to the frequency of log-ons for our self-developed games. Given that certain historical data is not available, we use the user relationship period of third party games with similar popularity, gaming experience and sales to determine the estimated period of user relationship for our self-developed games.

Membership

We operate a membership subscription program where subscription members can have enhanced user privileges when using YY Client and live streaming channels. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

Others

Other revenues mainly include online education revenues and advertising revenues.

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

Advertising revenues

Advertising revenues are derived principally from sales of various forms of advertising and provision of promotion campaigns on our live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on our live streaming platforms. Such formats generally include but are not limited to banners, text-links, videos, logos, and buttons. Advertisements on our platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

We enter into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. Contract terms generally range from 1 to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 6 months.

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on the relative selling price method and recognize revenue for the different elements over their respective display periods. The following hierarchy should be followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE or TPE of the selling price cannot be determined, we have adopted a policy to allocate the fair values of different advertising elements based on the best estimate selling prices of each advertisement within the contract taking into consideration the standard price list and historical discounts granted. We recognize revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

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

Transactions with advertisers

We also enter into advertisement contracts directly with advertisers. Similar to transactions with third party advertising agencies, we recognize revenue ratably as the elements are delivered over the contract periods of display. The terms and conditions, including price, are fixed according to the contract between the advertisers and us. We also perform a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

Advances from customers and deferred revenue

Advances from customers primarily consist of prepayments from users in the form of our virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above. Deferred revenue primarily consists of the unamortized game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in our various channels on our platforms, where there is still an implied obligation to be provided by us which will be recognized as revenue when all of the revenue recognition criteria are met.

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

Consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, variable interest entities (“VIEs”) for which we or our subsidiaries are the primary beneficiaries. All transactions and balances among our company, subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which our company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors or to cast a majority vote at each meeting of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the entity’s shareholders or equity holders.

A VIE is an entity in which our company, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore our company or our subsidiary is the primary beneficiary of the entity. In determining whether our company or our subsidiaries are the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIE’s economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang and ultimately we hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. We conduct our operations in China primarily through a series of contractual arrangements entered into among Beijing Huanju Shidai, our PRC subsidiary, Guangzhou Huaduo and Beijing Tuda, as well as Guangzhou Huaduo and Beijing Tuda’s shareholders. Based on our evaluations of the relationships between us and Beijing Tuda and Guangzhou Huaduo, the economic benefit flow of contractual arrangements made with them, as well as the controls conferred to us through these contractual arrangements enacted, we consider, through Beijing Huanju Shidai, we exercise effective control over Guangzhou Huaduo and Beijing Tuda, receive substantially all of their economic benefits and residual returns, and absorb substantially all the risks and expected losses from these two companies as if we were their sole shareholder. We also have an exclusive option to purchase all of the equity interests in each of Beijing Tuda and Guangzhou Huaduo when and if PRC law permits so and also the exclusive right to require any nominee shareholder of Beijing Tuda or Guangzhou Huaduo to transfer its interest in them to any person designated by us. A similar mechanism exists among Bilin Changxiang, Bilin Online and its shareholder. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda.” Based on our evaluation, we consider each of Beijing Tuda, Guangzhou Huaduo and Bilin Online to be our VIE. Beijing Huanju Shidai, our wholly owned subsidiary in China, is the primary beneficiary of our VIEs, Beijing Tuda and Guangzhou Huaduo, while Bilin Changxiang is the primary beneficiary of Bilin Online; therefore, we consolidate the results of Beijing Tuda and Guangzhou Huaduo in our consolidated financial statements under U.S. GAAP.

As advised by our PRC counsel, Fangda Partners, the contractual arrangements among Beijing Huanju Shidai and Beijing Tuda and its shareholders, the contractual arrangements among Beijing Huanju Shidai and Guangzhou Huaduo and its shareholders and the contractual arrangements among Bilin Changxiang and Bilin Online and its shareholder, governed by PRC law, are valid, binding and enforceable, and do not violate PRC laws currently in effect. However, as advised by our PRC legal counsel, because of the substantial uncertainties involved, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to control Beijing Tuda, Guangzhou Huaduo and Bilin Online, we may be precluded from consolidating these companies in the future. See “Item 3. Key Information—D. Risk Factors—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We established two funds entities, namely Engage L.P. and Shanghai Yilian, (collectively, the “Funds”), in March and June 2015, respectively. We hold 93.5% of interests in the Funds. We assesse that we exercise controls and are entitled to the various returns of the Funds and therefore the Funds have been accounted for as subsidiaries of and have been consolidated by us in accordance with ASC 810.

We deconsolidates our subsidiaries in accordance with ASC 810 as of the date we cease to have a controlling financial interest in our subsidiaries.

We account for the deconsolidation of our subsidiaries by recognizing a gain or loss in net income/loss attributable to us in accordance with ASC 810. This gain or loss is measured at the date our subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in our subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in our subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of our subsidiaries being deconsolidated.

Share-based compensation

We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares and restricted share units granted to employees and non-employees, share-based awards granted to our chief executive officer and chairman and share-based awards granted in relation to our acquisition of NeoTasks Inc. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 23 to our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, which are included elsewhere in this annual report on Form 20-F.

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

The following table sets forth certain information regarding the restricted shares granted to our employees and non-employees at different dates.

Grant Date	Restricted Shares Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
	(US$)
January 1, 2010	23,686,542	0.1590	Retrospective/ GTM (1)
February 1, 2010	4,257,335	0.1875	Retrospective/ GTM (1)
April 1, 2010	2,000,000	0.2721	Retrospective/ GTM (1)
July 1, 2010	20,060,000	0.4666	Retrospective/ GTM (1)
October 1, 2010	500,000	0.6988	Retrospective/ GTM (1)
January 1, 2011	10,846,800	0.9362	Retrospective/ Backsolve (2)

(1)	GTM denotes the guideline transaction method under the market approach based on the enterprise value to revenue multiples of our own equity transactions close to the valuation date.

(2)	Backsolve denotes the back solve method under the market approach based on our own equity transactions as of the valuation date.

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

The following table sets forth certain information regarding the restricted share units granted to our employees in 2014, 2015 and 2016 with share and per share information.

Grant Date	Restricted Shares Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
	(US$)
February 1, 2014	330,000	3.1230	Contemporaneous/Stock price (1)
April 1, 2014	660,000	4.0920	Contemporaneous/Stock price (1)
April 30, 2014	220,000	2.8680	Contemporaneous/Stock price (1)
May 1, 2014	800,000	3.0110	Contemporaneous/Stock price (1)
June 16, 2014	292,500	3.5035	Contemporaneous/Stock price (1)
June 20, 2014	6,009,695	3.5560	Contemporaneous/Stock price (1)
October 30, 2014	1,600,400	3.9525	Contemporaneous/Stock price (1)
April 30,2015	455,400	3.1780	Contemporaneous/Stock price (1)
May 1, 2015	400,000	3.3665	Contemporaneous/Stock price (1)
June 30, 2015	829,200	3.4760	Contemporaneous/Stock price (1)
July 1, 2015	13,621,544	3.3515	Contemporaneous/Stock price (1)
August 6, 2015	90,000	3.0620	Contemporaneous/Stock price (1)
October 30, 2015	180,000	2.8470	Contemporaneous/Stock price (1)
November 7, 2015	292,500	2.9180	Contemporaneous/Stock price (1)
December 30, 2015	140,000	3.1465	Contemporaneous/Stock price (1)
January 1, 2016	192,000	3.0350	Contemporaneous/Stock price (1)
June 30, 2016	1,338,008	1.6935	Contemporaneous/Stock price (1)

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

We perform an impairment test on October 1 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. RMB310.1 million and RMB17.7 million (US$2.5 million) of impairment of goodwill were recognized for the year ended December 31, 2015 and 2016, respectively.

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

Impairment of investment, long-lived assets and intangible assets

The carrying amounts of investment, long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. RMB4.0 million of impairment of an investment and RMB5.7 million of impairment of intangible assets were recognized for the year ended December 31, 2014. RMB6.0 million of impairment of an investment and RMB57.2 million of impairment of intangible assets were recognized for the year ended December 31, 2015. RMB80.1 million (US$11.5 million) of impairment of investments, RMB43.0 million (US$6.2 million) of impairment of prepayment to a game developer and RMB3.8 million (US$0.6 million) of impairment of intangible assets were recognized for the year ended December 31, 2016.

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

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2014, 2015 and 2016, a total valuation allowance of RMB24.4 million, RMB53.3 million and RMB80.7 million (US$11.6 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. The interest and penalties associated with tax positions for the years ended December 31, 2014, 2015 and 2016 was zero. As of December 31, 2014, 2015 and 2016, we had no significant unrecognized uncertain tax positions.

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Total net revenues (1)(2)	3,678,368	100.0	5,897,249	100.0	8,204,050	1,181,629	100.0

Live streaming	2,475,379	67.3	4,539,857	77.0	7,027,227	1,012,131	85.7
Online games	811,699	22.1	771,882	13.1	634,325	91,362	7.7
Membership	205,199	5.6	291,310	4.9	284,860	41,028	3.5
Others	186,091	5.0	294,200	5.0	257,638	37,108	3.1
Cost of revenues	(1,849,149)	(50.3)	(3,579,744)	(60.7)	(5,103,430)	(735,047)	(62.2)
Gross profit	1,829,219	49.7	2,317,505	39.3	3,100,620	446,582	37.8
Operating expenses
Research and development expenses	(431,188)	(11.7)	(548,799)	(9.3)	(675,230)	(97,253)	(8.2)
Sales and marketing expenses	(102,527)	(2.8)	(312,870)	(5.3)	(387,268)	(55,778)	(4.7)
General and administrative expenses	(223,019)	(6.1)	(358,474)	(6.1)	(482,437)	(69,485)	(5.9)
Goodwill impairment	—	—	(310,124)	(5.3)	(17,665)	(2,544)	(0.2)
Fair value change of contingent consideration	—	—	292,471	5.0	—	—	—
Total operating expenses	(756,734)	(20.6)	(1,237,796)	(21.0)	(1,562,600)	(225,060)	(19.0)
Gain on deconsolidation and disposal of subsidiaries	—	—	—	—	103,960	14,973	1.3
Other income	6,319	0.2	82,300	1.4	129,504	18,652	1.6
Operating income	1,078,804	29.3	1,162,009	19.7	1,771,484	255,147	21.6
Other non-operating income/(expense)	36,714	1.0	(2,165)	0.0	—	—	—
Gain on partial disposal of associates	999	0.0	—	—	25,061	3,610	0.3
Foreign currency exchange (losses)/gains, net	(10,399)	(0.3)	(38,099)	(0.6)	1,158	167	0.0
Interest expense	(56,607)	(1.5)	(97,125)	(1.6)	(81,085)	(11,679)	(1.0)
Interest income	164,969	4.5	137,892	2.3	67,193	9,678	0.8
Income before income tax expenses	1,214,480	33.0	1,162,512	19.7	1,783,811	256,923	21.7
Income tax expenses	(154,283)	(4.2)	(178,327)	(3.0)	(280,514)	(40,402)	(3.4)
Income before share of income in equity method investments, net of income taxes	1,060,197	28.8	984,185	16.7	1,503,297	216,521	18.3
Share of income in equity method investments, net of income taxes	4,275	0.1	14,120	0.2	8,279	1,192	0.1
Net income	1,064,472	28.9	998,305	16.9	1,511,576	217,713	18.4
Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	—	—	(34,938)	(0.6)	(12,342)	(1,778)	(0.2)
Net income attributable to YY Inc.	1,064,472	28.9	1,033,243	17.5	1,523,918	219,491	18.6

(1)	Net of rebates and discounts.

(2)	For the year ended December 31, 2016, we presented our revenue in four categories - live streaming, online games, membership and others. We also have retrospectively changed the revenue presentation for the year ended December 31, 2015 and 2014.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 39.1% from RMB5,897.2 million in 2015 to RMB8,204.1 million (US$1,181.6 million) in 2016. This increase was primarily driven by the increase in live streaming revenues.

Live streaming revenues. Our live streaming revenues, which consisted of revenues from YY Live platform and Huya broadcasting platform, increased by 54.8% from RMB4,539.9 million in 2015 to RMB7,027.2 million (US$1,012.1 million) in 2016. The overall increase was primarily caused by an increase in the number of paying users from approximately 5.8 million in 2015 to 11.0 million in 2016, but was partially offset by ARPU decreased from RMB780.5 in 2015 to RMB637.8 (US$91.9) in 2016. The increase in paying users were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platforms; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract certain popular performers and channel owners.

Online game revenues. Revenues from online games decreased by 17.8% from RMB771.9 million in 2015 to RMB634.3 million (US$91.4 million) in 2016. This decline was primarily a result of the decrease in paying users and ARPU, which reflects the continued weakness in China’s web game market. Our paying users for online games decreased from approximately 1,214,000 for 2015 to 1,189,000 for 2016.

Membership revenues. Our membership revenues, which consisted of membership subscription fees, decreased by 2.2% from RMB291.3 million in 2015 to RMB284.9 million (US$41.0 million) in 2016.

Other Revenues. Other revenues, which mainly include revenues from our online education platform and online advertising revenues, decreased by 12.4% to RMB257.6 million (US$37.1 million) for 2016 from RMB294.2 million for 2015.

Cost of Revenues. Our cost of revenues increased by 42.6% from RMB3,579.7 million in 2015 to RMB5,103.4million (US$735.0million) in 2016. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB3,790.6 million (US$546.0 million) in 2016, representing a 61.8% increase from RMB2,343.2 million in 2015. This increase in revenue sharing fees and content costs was in line with the increase in revenues and was primarily due to higher levels of user engagement and spending driven by promotional activities, as well as investments in expanding the amount of new and innovative content we provide to users. Bandwidth costs increased 14.3% from RMB570.2 million in 2015 to RMB651.7 million (US$93.9 million) in 2016, primarily reflecting the continued user base expansion and the video quality improvements. In addition, salary and welfare costs increased 17.3% from RMB198.2 million in 2015 to RMB232.5 million (US$33.5 million) in 2016, mainly due to our hiring of additional employees to serve our rapidly expanding user base as well as the raise of salary level.

Operating Expenses. Our operating expenses increased by 26.2% from RMB1,237.8 million in 2015 to RMB1,562.6million (US$225.1million) in 2016, primarily due to an increase in research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, and general and administrative expenses driven by our company’s overall business expansion, as well as sales and marketing expenses, particularly in relation to mobile product promotion.

Research and development expenses. Our research and development expenses increased by 23.0% from RMB548.8 million in 2015 to RMB675.2 million (US$97.3 million) in 2016. This increase was primarily due to an increase in salary level and the number of our research and development staff, especially engineers, which accounts for approximately 50.7% of our total number of employees in 2016.

Sales and marketing expenses. Our sales and marketing expenses increased by 23.8% from RMB312.9 million in 2015 to RMB387.3 million (US$55.8 million) in 2016. This increase was primarily due to the promotion of mobile products.

General and administrative expenses. Our general and administrative expenses increased by 34.6% from RMB358.5 million in 2015 to RMB482.4 million (US$69.5 million) in 2016. This increase was associated with the general growth of our business and the increase in investments impairment from RMB6.0 million in 2015 to RMB80.1 million in 2016.

Foreign Currency Exchange Gains (Losses). We had net foreign currency exchange gains of RMB1.2 million (US$0.2 million) in 2016, compared to a net foreign currency exchange losses of RMB38.1 million in 2015. Such gains were mainly due to the appreciation of U.S. dollars as we converted certain offshore Renminbi to U.S. dollars in 2016.

Interest Income. Our interest income decreased from RMB137.9 million in 2015 to RMB67.2 million (US$9.7 million) in 2016. This decrease was primarily due to lower levels of interest rate as official reductions of standard interest rates were announced by the PRC government.

Income Tax Expenses. We recorded income tax expenses of RMB280.5 million (US$40.4 million) in 2016 compared to RMB178.3 million in 2015. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

Net Income. As a result of the foregoing, we had a net income of RMB1,523.9 million (US$219.5 million) in 2016 as compared to a net income of RMB1,033.2 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues increased by 60.3% from RMB3,678.4 million in 2014 to RMB5,897.2 million in 2015. This increase was primarily due to the increased contribution of revenues from online music and entertainment and our online dating revenues as well as other sources including Huya broadcasting and membership program, partially offset by a decrease in our online game revenues.

Live streaming revenues. Our live streaming revenues, which consisted of revenues from YY Live platform and Huya broadcasting platform, increased by 83.4% from RMB2,475.4 million in 2014 to RMB4,539.9 million in 2015. The overall increase primarily reflected an increase in the number of paying users and, to a lesser extent, an increase in ARPU. Our number of paying users for our live streaming services increased from approximately 3.4 million in 2014 to 5.8 million in 2015. Our ARPU for live streaming services increased from RMB726.7 in 2014 to RMB780.5 in 2015. The increase in paying users and ARPU were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platforms; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract certain popular performers and channel owners.

Online game revenues. Revenues from online games decreased by 4.9% from RMB811.7 million in 2014 to RMB771.9 million in 2015. This decline was primarily a result of the decrease in paying users, which reflects the continued weakness in China’s web game market, partially offset by an 22.1% increase in ARPU of online games. Our paying users for online games decreased from approximately 1,558,000 for 2014 to 1,214,000 for 2015. The number of online games we operated as of December 31, 2014 was 210 as compared to 293 as of December 31, 2016.

Membership revenues. Our membership revenues, which consisted of membership subscription fees, increased by 42.0% from RMB205.2 million in 2014 to RMB291.3 million in 2015.

Other Revenues. Other revenues, which mainly include revenues from our online education platform, 100 Education, online advertising revenues and ecommerce, increased by 58.1% to RMB294.2 million for 2015 from RMB186.1 million for 2014.

Cost of Revenues. Our cost of revenues increased by 93.6% from RMB1,849.1 million in 2014 to RMB3,579.7 million in 2015. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB2,343.2 million in 2015, representing a 106.6% increase from RMB1,134.0 million in 2014. This increase in revenue sharing fees and content costs was in line with the increase in revenues and was primarily due to higher levels of user engagement and spending driven by promotional activities, as well as investments in expanding the amount of new and innovative content we provide to users. Bandwidth costs increased 64.8% from RMB345.9 million in 2014 to RMB570.2 million in 2015, primarily reflecting the continued user base expansion and the video quality improvements. In addition, salary and welfare costs increased 50.4% from RMB131.8 million in 2014 to RMB198.2 million in 2015, mainly due to our hiring of additional employees to serve our rapidly expanding user base.

Operating Expenses. Our operating expenses increased by 63.6% from RMB756.7 million in 2014 to RMB1,237.8 million in 2015, primarily due to an increase in sales and marketing expenses, particularly in relation to mobile product promotion, and general and administrative expenses driven by our company’s overall business expansion, as well as research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development.

Research and development expenses. Our research and development expenses increased by 27.3% from RMB431.2 million in 2014 to RMB548.8 million in 2015. This increase was primarily due to an increase in the number of our research and development staff, especially engineers, which accounts for approximately 52.4% of our total number of employees in 2015.

Sales and marketing expenses. Our sales and marketing expenses increased by 205.2% from RMB102.5 million in 2014 to RMB312.9 million in 2015. This increase was primarily due to the promotion of mobile products.

General and administrative expenses. Our general and administrative expenses increased by 60.8% from RMB223.0 million in 2014 to RMB358.5 million in 2015. This increase was associated with the general growth of our business and the increase in intangible assets impairment charge from RMB5.7 million in 2014 to RMB 57.2 million in 2015.

Foreign Currency Exchange Gains (Losses). We had net foreign currency exchange losses of RMB38.1 million in 2015, compared to a net foreign currency exchange losses of RMB10.4 million in 2014. Such losses were mainly due to the depreciation of Renminbi when we converted our off-shore Renminbi to U.S. dollars in the third quarter of 2015; bank charges incurred in relation to such conversion also contributed to our loss.

Interest Income. Our interest income decreased from RMB165.0 million in 2014 to RMB137.9 million in 2015. This decrease was primarily due to lower levels of short-term deposits, partly as a result of cash used in repurchase of our common shares in the first quarter of 2015.

Income Tax Expenses. We recorded income tax expenses of RMB178.3 million in 2015 compared to RMB154.3 million in 2014. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

Net Income. As a result of the foregoing, we had a net income of RMB1,033.2 million in 2015 as compared to a net income of RMB1,064.5 million in 2014.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements that are relevant to us are included in note 2(ll) to our audited consolidated financial statements, which are included in this annual report.

B.Liquidity and Capital Resources

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

In March 2014, we issued an aggregate of US$400.0 million 2.25% convertible senior notes due in 2019. The net proceeds from the sale of the notes were US$390.8 million and will be used for general corporate purposes. As of December 31, 2016, the total carrying value of these notes were US$398.7 million. The notes bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, and such notes will mature on April 1, 2019 unless earlier converted, redeem for certain tax-related events or repurchased in accordance with their terms. We are not subject to any financial covenants or other significant restrictions under the notes. We duly paid an interest of US$9.0 million and US$9.0 million on these convertible senior notes for 2015 and 2016, respectively, as such interest became due. On April 1, 2017, the Company repurchased for cash the notes of an aggregate principal amount of US399.0 million. Following the settlement of the repurchase, US$1.0 million aggregate principal amount of the notes remain outstanding.

On May 4, 2014 and March 5, 2015, respectively, our board of directors approved two share repurchase plans, the 2014 Share Repurchase Plan and the 2015 Share Repurchase Plan, respectively, pursuant to which we may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$100 million for each share repurchase plan in total of the our outstanding ADSs for a period not exceeding twelve (12) months from the date of approval by board of directors. The 2014 Share Repurchase Plan and 2015 Share Repurchase Plan expired on May 4, 2015 and March 5, 2016, respectively. For the year ended December 31, 2016, no share was repurchased under the 2015 Share Repurchase Plan.

On January 19, 2017, we entered into a loan agreement with a bank, pursuant to which we borrowed a loan with a principal amount of US$30 million. The annualized interest rate of the loan is 3-month LIBOR plus 1.5%, accruing from draw-down. The draw-down of US30 million took place on March 8, 2017 and shall be repaid before March 1, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until March 13, 2018.

On February 17, 2017, we entered into a loan agreement with a bank, pursuant to which we borrowed a loan with a total principal amount of US$60 million. The annualized interest rate of the loan is 3-month LIBOR, accruing from draw-down. The first draw-down of US$45 million took place on March 21, 2017 and the second draw-down of US$15 million took place on March 30, 2017. The loan shall be repaid before February 9, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until February 23, 2018.

As of December 31, 2014, 2015 and 2016, we had RMB475.0 million, RMB928.9 million and RMB1,579.7 million (US$227.5 million), respectively, in cash and cash equivalents.

As of December 31, 2016, our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC held cash and cash equivalents in the amount of RMB1,531.1 million (US$220.5 million). Aggregate undistributed earnings and reserves of our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC that are available for distribution to the Company as of December 31, 2016 are approximately RMB4,784.4 million. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	1,301,351	1,823,442	2,421,135	348,715
Net cash used in investing activities	(3,954,055)	(1,048,022)	(1,783,138)	(256,824)
Net cash provided/(used in) by financing activities	2,402,762	(337,143)	10,651	1,534
Net (decrease)/increase in cash and cash equivalents	(249,942)	438,277	648,648	93,425
Cash and cash equivalents at the beginning of the year	729,598	475,028	928,934	133,794
Effect of exchange rates change on cash and cash equivalents	(4,628)	15,629	2,161	311
Cash and cash equivalents at the end of the year	475,028	928,934	1,579,743	227,530

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

Net cash provided by operating activities amounted to RMB2,421.1 million (US$348.7 million) for the year ended December 31, 2016, primarily resulting from RMB8,763.2 million (US$1,262.2 million) of cash revenues we received, partially offset by our sales-related cash outflow of RMB4,052.2 million (US$583.6 million), which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB863.7 million (US$124.4 million), our payments for the lease of bandwidth of RMB669.7 million (US$96.5 million) and our general operating costs of RMB756.5 million (US$109.0 million). The increasing cash provided by operating activities was mainly due to the expansion of business.

Net cash provided by operating activities amounted to RMB1,823.4 million for the year ended December 31, 2015, primarily resulting from RMB6,355.8 million of cash revenues we received, partially offset by our sales-related cash outflow of RMB2,843.3 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB753.4 million, our payments for the lease of bandwidth of RMB543.3 million and our general operating costs of RMB392.4 million. The increasing cash provided by operating activities was mainly due to the expansion of business.

Net cash provided by operating activities amounted to RMB1,301.4 million for the year ended December 31, 2014, primarily resulting from RMB3,988.2 million of cash revenues we received, partially offset by our sales-related cash outflow of RMB1,533.6 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB651.5 million, our payments for the lease of bandwidth of RMB327.2 million and our general operating costs of RMB174.5 million.

Investing Activities

Net cash used in investing activities largely reflects placements of short-term deposits, purchases of property and equipment and other non-current assets in connection with the expansion and upgrade of our technology infrastructure, and our acquisitions of and investments in certain companies.

Net cash used in investing activities amounted to RMB1,783.1 million (US$256.8 million) in the year ended December 31, 2016. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB8,027.3 million (US$1,156.2 million), payments of RMB162.4 million (US$23.4 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB199.2 million (US$28.7 million), partially offset by the maturity of short-term deposits and restricted short-term deposits in various banks in the amount of RMB6,714.1 million (US$967.0 million). The increase in cash used in investing activities was mainly due to the increase in investment in short-term deposit.

Net cash used in investing activities amounted to RMB1,048.0 million in the year ended December 31, 2015. Net cash used in investing activities primarily resulted from the placement of short-term deposits and restricted short-term deposits of RMB3,362.6 million, payments of an aggregate RMB1,926.2 million for other non-current assets, mainly consisting of prepayments for purchasing land for future office space, payments of RMB219.8 million for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB358.4 million, partially offset by the maturity of short-term deposits and restricted short-term deposits in various banks in the amount of RMB4,780.6 million. The decrease in cash used in investing activities was mainly due to the decrease in investment in short-term deposit.

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

Financing Activities

Net cash provided by financing activities was RMB10.7 million (US$1.5 million) in 2016, primarily attributable to capital contributions from non-controlling interests.

Net cash used in financing activities was RMB337.1 million in 2015, primarily attributable to the share repurchase of 3.1 million ADS for RMB1,041.7 million, partially offset by net proceeds of RMB696.5 million from bank borrowings.

Net cash provided by financing activities was RMB2,402.8 million in 2014, primarily attributable to the net proceeds of RMB2,402.6 million from the issuance of 2.25% convertible senior note due 2019, issued in March 2014.

Capital Expenditures

We made capital expenditures of RMB744.7 million, RMB2,197.0 million and RMB237.8 million (US$34.3 million) in 2014, 2015 and 2016, respectively. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights for licensed games, software, domain names and other assets.

C. Research and Development, Patents and Licenses, Etc.

In order to support the kind of multi-user, real-time online voice and video communications on a scale necessary for our platforms, we build and develop our own network infrastructure. See “Item 4. Information on the Company—B. Business Overview—Research and Development” for a description of the research and development aspect of our business and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses greatly increased in the past three years ended December 31, 2016, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platforms, improve technology infrastructure to further enhance user experience, and further develop enhanced features for our mobile applications to reach more users. We incurred RMB431.2 million, RMB548.8 million and RMB675.2 million (US$97.3 million) of research and development expenses in 2014, 2015 and 2016, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2016 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Operating lease commitments (1) (in RMB)	72,503	41,848	28,335	1,984	336
Capital commitment (2) (in RMB)	144,301	144,301	-	-	-
Convertible senior notes(3) (in US$)	404,500	404,500	-	-	-

(1)	Operating lease commitments refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods.

(2)	Capital commitment refers to capital expenditure of a building.

(3)	The convertible senior notes were redeemable at the holders’ option on April 1, 2017. US$399,000,000 aggregate principal amount of the notes were redeemed on April 1, 2017. We has accepted the repurchase and has forwarded cash in payment of the repurchase price to the paying agent for distribution to the holders who had exercised the option. Following the repurchase, US$1,000,000 aggregate principal amount of the notes remains outstanding and will be due in 2019.

Our operating lease obligations decreased from December 31, 2015 to December 31, 2016 primarily because we gradually ceased to renew certain leases for office spaces when they expired as we have more self-owned office buildings available.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2016.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
David Xueling Li	44	Chairman of the Board and Director
Qin Liu	46	Director
Jenny Hong Wei Lee	46	Independent Director
Peter Andrew Schloss	56	Independent Director
Peng T. Ong	55	Independent Director
Richard Weidong Ji	51	Independent Director
David Tang	64	Independent Director
Zhou Chen	41	Chief Executive Officer
Rongjie Dong	42	Chief Executive Officer of Huya Broadcasting
Eric He	58	Chief Financial Officer

Mr. David Xueling Li is our co-founder and has been our chairman since August 2016. Mr. Li served as our chief executive officer since our inception to August 2016. Mr. Li focuses on our broader corporate strategy and the development of new and emerging applications and products. Before founding our company, Mr. Li worked at Netease.com, Inc. from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China in 1997.

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

Ms. Jenny Hong Wei Lee has served as our director since December 2009. Ms. Lee is currently a director of Pactera Technology International Ltd., a leading China-based provider of outsourced information technology and research and development services, which was formerly listed on the NASDAQ Global Select Market and subsequently privatized in 2014. She is also a director and a member of the audit committee of 21 Vianet Group, Inc., a leading China-based carrier-neutral Internet data center services provider, which is listed on the NASDAQ Global Select Market. In addition, Ms. Lee serves is a managing director of Granite Global Ventures III L.L.C., which is a general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. From 2002 to 2005, Ms. Lee served as a vice president of JAFCO Asia. Ms. Lee received her bachelor’s degree in electrical engineering in 1994 and master’s degree in engineering in 1995 from Cornell University. Ms. Lee also has an MBA degree from Kellogg School of Management at Northwestern University in 2001.

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

Mr. Peng T. Ong has served as our independent director since November 20, 2012. Mr. Ong is a managing director of Monk’s Hill Ventures. Prior to founding Monk’s Hill Ventures, he was a partner at GSR Ventures. Mr. Ong is a director of the Media Development Authority of Singapore. In addition, he is a trustee of the Singapore University of Technology and Design and sits on the strategic advisory board of the Chancellor of the University of Illinois. Mr. Ong was an independent director of Singapore Telecommunications Limited through July 2013 and chairs SingTel’s group enterprise advisory committee. He was an independent director of the National Research Foundation of Singapore from 2009 to 2013. He served as chairman of Infocomm Investments Pte Ltd, a venture capital fund in Singapore, from 2006 to 2013. Mr. Ong founded Interwoven Inc. (acquired by Autonomy Corporation plc., now part of Hewlett-Packard) and served as its president and chief executive officer from 1995 to 1997 and its chairman from 1995 to 2002. Mr. Ong also founded Encentuate Inc. which became the foundation of the IBM Singapore Software Lab after being acquired by IBM. In addition, Mr. Ong co-founded Match.com (now part of IAC/InterActiveCorp) and served in various engineering and management positions at Illustra Information Technologies, Inc. (now Informix Corporation, part of IBM), Sybase Inc. (now SAP America, Inc.) and Gensym Corporation. Mr. Ong Peng received a bachelor’s degree in electrical engineering from University of Texas at Austin and a master’s degree in computer science from University of Illinois at Urbana-Champaign.

Mr. Richard Weidong Ji has served as our independent director since May 2013. Mr. Ji is the cofounder and managing partner of All-Stars Investment Limited, which focuses on investing in Internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. From 2005 to 2012, Mr. Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top internet analysts covering the Chinese internet according to the Institutional Investor and Greenwich Associates’ annual surveys. Over Mr. Ji’s career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a doctor of sciences degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China. He also serves as an independent director of 58.com.

Mr. David Tang has served as our independent director since May 2013. Mr. Tang currently serves as a managing director of Nokia Growth Partners, a global venture capital firm that specializes in investing in mobile technologies and mobile businesses. From 2011 to 2012, Mr. Tang was the vice president of the European Union Chamber of Commerce in China, vice chairman of the China Association of Enterprises with Foreign Investments, and vice chairman of the Beijing International Chamber of Commerce. Mr. Tang has spent nearly a decade with the Nokia group, having served as the vice chairman of Nokia (China) Investment Co., Ltd. and chairman of Nokia Telecommunications Ltd. where he was responsible for government relations, strategic partnerships, corporate development, and sustainability. Prior to serving in those roles, he was the vice chairman and vice president of sales for Nokia in the greater China region from 2005 to 2009. Mr. Tang has also held executive positions in other leading global technology firms such as Apple, AMD, 3Com, DEC, and AST. Mr. Tang received his bachelor’s degree in Computer Science and Engineering from California State University at Long Beach and a master’s degree in Business from California State University at Fullerton.

Mr. Zhou Chen has been our chief executive officer since August 2016. He is primarily responsible for our overall management, major decision-making and strategic planning. Mr. Chen served as the head of our music and entertainment business since 2011. Prior to joining us, he served as research and development director for POPO at NetEase from 2001 to 2007. Mr. Chen received his bachelor’s degree in computer science from Southwest Normal University in 1999.

Mr. Rongjie Dong has been the president of the technology department of Guangzhou Huaduo since October 2006 and is currently the chief executive officer of Huya broadcasting, one of our business units. He serviced as our executive vice president from April 2013 to August 2016. Prior to joining us, he served as product manager and head of the technology department of 163.com from 2000 to 2006. Mr. Dong received his bachelor’s degree in computer hardware from Beijing Information Engineering Institute (now known as Beijing Information Science and Technology University) in 1999.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2016, we paid an aggregate of RMB5.4 million (US$0.8 million) in cash, including salaries and bonuses, to our directors and executive officers. For details on the share incentive grants to our directors and officers, see “—Share Incentive Plans.” For the fiscal year ended December 31, 2016, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by PRC laws in an aggregate amount of RMB0.3 million (US$0.04 million ). We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2016.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2009 Scheme and the 2011 Plan. The purpose of these two share incentive plans is to attract and retain personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance. As of March 31, 2017, options to purchase 499,655 common shares, 8,370,112 restricted shares and 33,595,279 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan.

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

The following table summarizes, as of March 31, 2017, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Other Individuals as a Group	10	—	January 1, 2008	December 31, 2015
	51	0.005510	January 1, 2008	December 31, 2017
	499,594	0.006735	January 1, 2009	December 31, 2018
Total	499,655

*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2017, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group.

Name	Restricted Shares Granted	Date of Grant
Other Individuals as a Group	3,989,838	January 1, 2010
	425,734	February 1, 2010
	2,930,600	July 1, 2010
	250,000	October 1, 2010
	773,940	January 1, 2011
Total	8,370,112

*	The aggregate number of common shares underlying the outstanding restricted shares held by each of these individuals is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2017, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group.

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant

David Xueling Li	*	April 30, 2013

	*	June 20, 2014

Jenny Hong Wei Lee	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Peter Andrew Schloss	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Peng T. Ong	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Richard Weidong Ji	*	May 23, 2013

	*	June 16, 2014
David Tang	*	May 23, 2013

	*	June 16, 2014

Eric He	*	September 16, 2011

	*	November 21, 2012

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant

	*	April 30, 2013

Rongjie Dong	*	April 30, 2013

	*	July 19, 2013

	*	June 20, 2014

	*	June 30, 2015

Qin Liu	*	August 6, 2015

Zhou Chen	*	April 30, 2013

Other Individuals as a Group	3,800	January 1, 2011
	1,260,690	September 16, 2011
	233,220	January 1, 2012
	264,259	March 31, 2012
	122,280	July 15, 2012
	1,464,080	September 1, 2012
	7,180	September 30, 2012
	93,750	March 31, 2013
	7,589	April 18, 2013
	7,124,860	April 30, 2013
	607,120	July 19, 2013
	11,540	October 1, 2013
	40,000	November 1, 2013
	120,000	February 1, 2014
	180,000	April 1, 2014
	80,000	April 30, 2014
	220,000	May 1, 2014
	2,345,543	June 20, 2014
	361,333	October 30, 2014
	225,980	April 30, 2015
	49,180	May 1, 2015
	9,353,477	July 1, 2015
	140,000	October 30, 2015
	20,000	December 30, 2015
	152,000	January 1, 2016
	1,125,008	June 30, 2016
	1,045,000	March 22,2017
Total	33,595,279

*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

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

Audit Committee. Our audit committee consists of Mr. Peter Andrew Schloss, Mr. Peng T. Ong and Mr. Richard Weidong Ji, and is chaired by Mr. Schloss. We have determined that each of Mr. Schloss, Mr. Ong and Mr. Ji satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Schloss qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. David Xueling Li, Ms. Jenny Hong Wei Lee and Mr. David Tang, and is chaired by Mr. David Xueling Li. We have determined that each of Ms. Lee and Mr. Tang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it;

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Corporate Governance and Nominating Committee. Our nominating committee consists of Mr. Peng T. Ong, Mr. Qin Liu and Mr. Peter Andrew Schloss, and is chaired by Mr. Ong. We have determined that each of Mr. Ong and Mr. Schloss satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

Investment Committee. Our investment committee consists of Mr. Xueling Li, Ms. Jenny Hong Wei Lee and Mr. Qin Liu. The investment committee is responsible for negotiating and determining the nature, timing, amount and other terms of an investment if such investment amount ranges from US$10 million to US$30 million.

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2016:

Functions	Number of Employees
Management	15
Customer services and operations	1,013
Engineering and maintenance	153
Research and development	1,700
Sales and marketing	227
General and administration	247
Total	3,355

We had a total of 2,889, 3,317 and 3,355 employees as of December 31, 2014, 2015 and 2016, respectively.

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

E. Share Ownership

Class A Common Shares

As of March 31, 2017, we had 765,096,228 Class A common shares outstanding. In addition, as of March 31, 2017, we have granted, and have outstanding, options to purchase a total of 499,655 Class A common shares, 8,370,112 restricted shares and 33,595,279 restricted share units to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of March 31, 2017, we had 347,982,976 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2017, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 765,096,228 Class A common shares outstanding and 347,982,976 Class B common shares as of March 31, 2017.

	Class A Common Shares Beneficially Owned(1)		Class B Common Shares Beneficially Owned(2)		Total Common Shares Beneficially Owned		Total Voting Power(5)
	Number	%	Number	%	Number(3)	%(4)%
Directors and Executive Officers:*
David Xueling Li (6)	19,111,615	2.5	175.241,483	50.4	194,353,098	17.4	82.4
Jenny Hong Wei Lee (7)	11,419,300	1.5	-	-	11,419,300	1.0	0.3
Zhou Chen	**	**	-	-	**	**	**
Rongjie Dong	**	**	-	-	**	**	**
Eric He	**	**	-	-	**	**	**
Peter Andrew Schloss	**	**	-	-	**	**	**
Peng T. Ong	**	**	-	-	**	**	**
Richard Weidong Ji	**	**	-	-	**	**	**
David Tang	**	**	-	-	**	**	**
Qin Liu	**	**	-	-	**	**	**
All directors and executive officers as a group	40,379,290	5.2	175,241,483	50.4	215,620,773	19.3	82.8
Principal Shareholders:
Top Brand Holdings Limited (8)	-	-	172,741,483	49.6	172,741,483	15.5	-
YYME Limited (9)	16,000,010	2.1	175,241,483	50.4	191,241,493	17.2	41.7

Notes:

*	Except for Ms. Jenny Hong Wei Lee, Mr. Peter Andrew Schloss, Mr. Peng T. Ong, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Qin Liu, the business address of our directors and executive officers is c/o Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC.

**	The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2017, by the sum of (i) 765,096,228, which is the total number of Class A common shares outstanding as of March 31, 2017, and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days of March 31, 2017.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 347,982,976, being the total number of Class B common shares outstanding as of March 31, 2017.

(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2017.

(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.

(6)	Representing (i) 16,000,000 Class A common shares represented by ADSs, (ii) 10 Class A common shares, (iii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li and (iv) 3,111,605 Class A common shares underlying the options and restricted shares granted to Mr. David Xueling Li that have been fully vested or are to be vested in 60 days. In August 2016, Mr. Jun Lei, who beneficially owned 172,741,482 Class B common shares as of March 31, 2017, delegated the voting rights of such shares to Mr. David Xueling Li.

(7)	Representing (i) 11,103,620 Class A common shares represented by ADSs held by Granite Global Ventures III L.P., (ii) 180,680 Class A common shares represented by ADSs held by GGV III Entrepreneurs Fund L.P. and (iii) 135,000 restricted share units granted to Ms. Jenny Hong Wei Lee that have been fully vested and to be vested within 60 days. The business address of Ms. Lee is Unit 3501-3504, Two IFC, 8 Century Avenue, Pudong District, Shanghai 200120, PRC.

(8)	Representing 172,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 172,741,483 Class B common shares were delegated to Mr. David Xueling Li in August 2016.The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC.

(9)	Representing (i) 16,000,000 Class A common shares represented by ADSs, (ii) 10 Class A common shares and (iii) 175,241,483 Class B common shares held by YYME Limited, a BVI company wholly owned and controlled by Mr. David Xueling Li. The business address of YYME Limited is c/o David Xueling Li, Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC.

As of March 31, 2017, 1,113,079,204 of our common shares were issued and outstanding, including 347,982,976 Class B common shares and 765,096,228 Class A common shares. Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2017, 765,096,228 Class A common shares (excluding shares being held in reserve by our depositary for the exercise/vesting of the share incentive awards we issue) representing approximately 68.7% of our total outstanding shares were held by three record holders in the United States; all of the 765,096,228 Class A common shares were held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our platforms. To comply with these restrictions, we conduct our operations primarily through Beijing Huanju Shidai’s contractual arrangements with Beijing Tuda, Guangzhou Huaduo and their respective shareholders. As to Bilin business, there is also a similar contractual arrangement among Bilin Changxiang, Bilin Online and its shareholder.

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

Contractual Arrangements with Guangzhou Huaduo

In 2016, we received service fees of RMB305.8 million (US$44.0 million) from Guangzhou Huaduo. The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

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

Contractual Arrangements with Bilin Online

In August 2015, we acquired Bilin business, a mobile instant communication application and its relevant business line, by purchasing 55.05% of the equity interests in its holding company BiLin Cayman. The Bilin entities had a complete VIE structure. Upon the consummation of the acquisition, Bilin Changxiang, Bilin Online and its shareholder entered into a series of agreements, which is similar to the contractual arrangements with Beijing Tuda and Guangzhou Huaduo, to reestablish the VIE structure. The agreements and related instruments include an Exclusive Business Cooperation Agreement, a Powers of Attorney, an Exclusive Option Agreement, an Exclusive Assets Purchase Agreement, and an Equity Interest Pledge Agreement. This arrangement ensures the transfer of economic benefits to us, and our effective control over Bilin Online.

Transactions with Affiliates

Guangzhou Huaduo holds 36% equity interest in Zhuhai Daren. Guangzhou Huaduo and Zhuhai Daren had entered into a series of cooperation agreements, under which Guangzhou Huaduo and Zhuhai Daren agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Daren. In the years ended December 31, 2014, 2015 and 2016, the aggregate online game revenues shared from Zhuhai Daren was RMB25.6 million, RMB25.5 million and RMB29.7 million (US$4.3 million), respectively. In December 2015, Guangzhou Huaduo entered into an intangible assets purchasing agreement with Zhuhai Daren to acquire operating rights for licensed games from Zhuhai Daren for RMB5.7 million.

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Shanghang Information Technical Co., Ltd., or Guangzhou Shanghang, entered into certain server co-location agreements, under which Guangzhou Shanghang provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Shanghang entered into two content delivery network acceleration service agreements, under which Guangzhou Shanghang provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Shanghang is 24.3% owned by Mr. Jun Lei, our major shareholder, including approximately 7% beneficially owned by Mr. David Xueling Li, our chairman, and 6.4% owned by Shanghai Yilian, respectively. In the years ended December 31, 2014, 2015 and 2016, the bandwidth service that Guangzhou Huaduo received from Guangzhou Shanghang amounted to RMB42.5 million, RMB74.7 million and RMB96.2 million (US$13.9 million), respectively.

Kingsoft Corporation, or Kingsoft, through third party advertising agencies, has in the past placed advertisements on Duowan.com and YY Client. We indirectly derived revenues through such third party advertising agencies from Kingsoft in 2014, which amounted to RMB0.4 million. Mr. Jun Lei, our major shareholder, is currently chairman, non-executive director and minority shareholder of Kingsoft.

In March 2012 and 2013, Beijing Tuda invested RMB1.0 million and RMB1.0 million respectively, and then held a 86.96% equity interest in total in, Zhuhai Lequ Technology Co., Ltd., or Zhuhai Lequ. We had reduced our equity holding in Zhuhai Lequ to 13.33% by transferring 73.63% of equity interest we held to its founders as of December 31, 2013. We had further reduced our equity holding in Zhuhai Lequ to 10.57% by the disposal of 2.76% of the equity interest to Chengdu Xishanju Entertainment Technology Co., Ltd., a subsidiary of Kingsoft, for a cash consideration of RMB1.6 million in September, 2014. In 2013, Guangzhou Huaduo and Zhuhai Lequ entered into a cooperation agreement, under which Guangzhou Huaduo and Zhuhai Lequ agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Lequ and the aggregate online game revenues shared from Zhuhai Lequ was RMB2.6 million, RMB0.3 million and nil in 2014, 2015 and 2016, respectively.

In 2015, Guangzhou Huaduo and Xiaomi Corporation entered into certain promotion arrangements where Guangzhou Huaduo placed promotion on Xiaomi platform amounting to RMB2.6 million. Mr. Lei Jun, our major shareholder, is currently the chairman of Xiaomi Corporation.

In November 2013 and March 2014, Guangzhou Huaduo invested RMB7.0 million and RMB15.0 million respectively, in Guangzhou Kuyou Information Technology Co., Ltd., or Guangzhou Kuyou, subsequent to which, Guangzhou Huaduo held 20% equity interest in Guangzhou Kuyou. In 2014, Guangzhou Huaduo and Guangzhou Kuyou entered into a series of cooperation agreements, under which Guangzhou Huaduo and Guangzhou Kuyou agreed to cooperate with respect to the exclusive operation of certain online games developed by Guangzhou Kuyou. In September 2016, the percentage of quity interest held by Guangzhou Huaduo in Guangzhou Kuyou was diluted to 16% due to the options granted by Guangzhou Kuyou to its management and employees. The aggregate online game revenues shared from Guangzhou Kuyou was RMB37.0 million, RMB134.5 million and RMB8.6 million (US$1.2 million) in 2014, 2015 and 2016, respectively, and the purchase of operating rights for licensed games was RMB6.8 million, RMB3.4 million and nil in 2014, 2015 and 2016, respectively.

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

In October 2014, we entered into an agreement to inject our free voice-over IP service, Weihui, into Bigo Inc. or Bigo, a company set up and which was then controlled by Mr. David Xueling Li. Following two independent third-party valuation assessments and a capital injection from other investors of Bigo, including Mr. Li, we retained a 27.8% ownership stake in Bigo. We had paid daily operating expenses of RMB61.0 million, RMB95.3 million and 53.6 million (US$7.7 million) on behalf of Bigo in 2014, 2015 and 2016, respectively. Bigo borrowed RMB155.0 million and RMB25.0 million (US$ 3.6 million) from Guangzhou Huaduo in 2015 and 2016, respectively. Bigo had repaid the abovementioned amount in full as of December 31, 2015 and 2016, respectively. In April 2015, Guangzhou Huaduo entered into a sale of equipment agreement with Bigo amounting to 12.1 million.

In February 2015, Guangzhou Huaduo invested RMB30.0 million in Shanghai Yaoyu Culture Media Co., Ltd., or Shanghai Yaoyu. Guangzhou Huaduo holds 10% equity interest in Shanghai Yaoyu with significant influence over its management and operating policies. In January 2015, Guangzhou Huaduo entered into an intangible assets purchasing agreement with Shanghai Yaoyu to acquire operating rights for game broadcasting amounting to RMB11.5 million.

In March 2015, Guangzhou huaduo and Shanghai Jiazuo Internet and Technology Co., Ltd., or Shanghai Jiazuo, which is the wholly-owned subsidiary of Guangzhou Kuyou, entered into a series of cooperation agreements, under which Guangzhou Huaduo and Shanghai Jiazuo agreed to cooperate with respect to the operation of certain online games developed by Shanghai Jiazuo. The aggregate online game revenues shared from Shanghai Jiazuo was RMB20.9 million and RMB48.4 million (US$7.0 million) in 2015 and 2016, respectively, and the purchase of operating rights for licensed games was RMB6.8 million, RMB3.4 million and nil in 2014, 2015 and 2016, respectively.

In February and November 2015, Guangzhou Huaduo invested RMB10.0 million and RMB10.0 million, respectively, and then held 45.0% equity interest in total in, Shanghai Rongyi Culture Development Co., Ltd., or Shanghai Rongyi. Shanghai Rongyi borrowed RMB13.0 million (US$1.9 million) in 2016 from Guangzhou Huaduo.

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

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in an amount of RMB100 million. Although we believe that the claim is unjustified and commercially motivated, if the outcome of the proceeding is unfavorable to us, we may suffer considerable damage to our financial position and reputation.

In April 2015, we initiated a litigation on antitrust and unfair competition against Guangzhou NetEase Computer System Co., Ltd. in the amount of RMB10 million. In September 2015, we initiated three actions against three game commentators who have breached their exclusive live broadcasting obligations owed to us, each in an amount of RMB15 million. In July 2016, we initiated a litigation against Shenzhen Yinghua Xunfang Communication Technology Co., Ltd. which owned us payment in the amount of RMB11.6 million under a series of cooperation agreements.

Apart from the aforesaid lawsuits, we are not currently a party to any pending material litigation or other material legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing twenty Class A common shares, have been listed on the Nasdaq Global Market since November 21, 2012 and trade under the symbol “YY”. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
Fiscal Year 2014	96.39	50.00
Fiscal Year 2015	81.70	50.52
Fiscal Year 2016	63.96	31.07
Quarterly Highs and Lows
First Fiscal Quarter of 2014	90.93	50.00
Second Fiscal Quarter of 2014	82.54	51.08
Third Fiscal Quarter of 2014	96.39	67.50
Fourth Fiscal Quarter of 2014	86.00	60.18
First Fiscal Quarter of 2015	73.04	50.52
Second Fiscal Quarter of 2015	81.70	54.16
Third Fiscal Quarter of 2015	69.68	51.02
Fourth Fiscal Quarter of 2015	65.53	53.34
First Fiscal Quarter of 2016	62.79	42.35
Second Fiscal Quarter of 2016	63.96	31.07
Third Fiscal Quarter of 2016	56.11	32.75
Fourth Fiscal Quarter of 2016	57.22	39.24
Monthly Highs and Lows
October 2016	57.22	48.00
November 2016	49.03	41.18
December 2016	44.94	39.24
January 2017	45.65	37.81
February 2017	49.90	40.28
March 2017	51.84	44.00
April 2017 (through April 19, 2017)	47.80	42.90

D.Selling Shareholders

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the members of our company is limited to the amount, if any, for the time being unpaid on the common shares. The objects for which our company is established are unrestricted (including acting as an investment company), and we shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of corporate benefit, as provided in Section 27(2) of the Companies Law and in view of the fact that we are an exempted Company, we will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

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

Protection of Minority Shareholders

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company because as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

(i)	an acts which is illegal or ultra vires;

(ii)	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

(iii)	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

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

Register of Members

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III—Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in “Item 4. Information on the Company—B. Business Overview,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discussion of Selected Statements of Operations Items—Taxation—Cayman Islands.”

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands; our holding company indirectly holds 100% of the equity interests in our PRC subsidiaries through Duowan BVI, NeoTasks Cayman, NeoTasks HK and BiLin Cayman. Our business operations are principally conducted through our PRC subsidiaries and our PRC consolidated affiliated entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

If the PRC tax authorities determine that YY Inc., our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. holder (as defined below) that holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their particular circumstances, including holders subject to special tax rules (for example, banks and other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, real estate investment trusts, regulated investment companies, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations, Medicare tax, the alternative minimum tax or any non-income tax (such as the United States federal estate or gift tax) considerations. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or common shares.

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

Assuming that we own Guangzhou Huaduo, Beijing Tuda and Bilin Online for United States federal income tax purposes, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2016, and do not anticipate becoming a PFIC in future taxable years. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalisation, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$4.7 million in our interest income for the year ended December 31, 2016.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued
● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
● Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
● Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs
● Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank
● Transfer of ADSs	$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2016, we have received US$0.3 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

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

For the period from the effective date to December 31, 2016, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2016, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	For the Year Ended December 31,
	2015	2016
	(in RMB thousands)
Audit fees (1)	10,551	10,523
Tax fees (2)	312	51

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly review of our consolidated financial statement. For 2015 and 2016, the audit refers to the audit of our annual consolidated financial statements and our internal controls over financial reporting.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2016.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 5, 2015, our board of directors approved a share repurchase plan, or the 2015 Share Repurchase Plan. Under the terms of the 2015 Share Repurchase Plan, we may repurchase up to US$100 million worth of its outstanding ADSs from time to time for a period not to exceed twelve (12) months. The 2015 Share Repurchase Plan expired on March 5, 2016.

On June 15, 2016, our board of directors approved another share repurchase plan, or the 2016 Share Repurchase Plan. Under the terms of the 2016 Share Repurchase Plan, we may repurchase up to US$200 million worth of our outstanding shares (including shares represented by ADSs) and our convertible senior notes due in 2019 from time to time for a period not to exceed twelve (12) months. Our 2016 Share Repurchase Plan will expire on June 15, 2017.

For the year ended December 31, 2016, no share was repurchased by the Company.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee be an independent director. Currently, the chairman of our compensation committee, Mr. David Xueling Li, is not an independent director. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of YY Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

1.2*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as amended by way of a special resolution passed on November 28, 2016

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.4	Investors’ Rights Agreement dated September 6, 2011 among the Registrant and other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.6	Share Exchange Agreement dated September 6, 2011, relating to Duowan Entertainment Corporation (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.1	2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.2	2011 Share Incentive Plan and Amendment No. 1 to the 2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.5	English translation of Exclusive Business Cooperation Agreement dated August 12, 2008 between Huanju Shidai (formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd.) and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.6	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.7	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.8	English translation of Exclusive Technology Support and Technology Services Agreement dated August 12, 2008 between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.9	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.10	English translation of Confirmation letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.11	English translation of Powers of Attorney dated September 16, 2011 issued to Huanju Shidai by each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.12	English translation of Exclusive Option Agreements dated September 16, 2011 among Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.13	English translation of Equity Interest Pledge Agreements dated September 16, 2011 between Huanju Shidai and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.14	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.15	English translation of Exclusive Business Cooperation Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.16	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.17	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.18	English translation of Exclusive Technology Support and Technology Services Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.19	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.20	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.21	English translation of Powers of Attorney dated May 27, 2011 issued to Huanju Shidai by each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.22	English translation of Exclusive Option Agreements dated May 27, 2011 among Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.23	English translation of Equity Interest Pledge Agreements dated July 1, 2011 between Huanju Shidai and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.24	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.25	Indenture, dated March 24, 2014, constituting US$400 million 2.25% Convertible Senior Notes due 2019 (incorporated herein by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 21, 2015)

4.26	English summary of Panyu Land Purchase Agreement, dated August 7, 2014, by and among Guangzhou Huanju Shidai Information Technology Co., Ltd. and Guangzhou Panyu Information Technology Investment Development Co., Ltd. (incorporated herein by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 21, 2015)

4.27	English summary of Contract for State-owned Construction Land Use Rights Assignment, dated August 20, 2015, by and between Guangzhou Land Resources and Real Estate Administration Bureau and Guangzhou Huaduo (incorporated herein by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.28	English translation of Exclusive Business Cooperation Agreement dated August 25, 2015 between Bilin online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.29	English translation of Exclusive Option Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.30	English translation of Exclusive Assets Purchase Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.31	English translation of Equity Interest Pledge Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.32	English translation of Power of Attorney dated August 25, 2015 issued to Bilin Changxiang by David Xueling Li (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.33	The loan agreement made on January 19, 2017 by the Company as the evidence for the Industrial and Commercial Bank of China (Thai) Public Company Limited (incorporated herein by reference to Exhibit (b) from our Amendment No. 1 to Schedule TO (File No. 005-87080), filed with the Securities and Exchange Commission on March 13, 2017)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Conyers Dill & Pearman

15.2*	Consent of Fangda Partners

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2017

YY INC.

By:	/s/ Zhou Chen
	Name:	Zhou Chen
	Title:	Chief Executive Officer

YY INC.

F - 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YY Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of YY Inc. (the “Company”) and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Report appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 20, 2017

F - 2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2016

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2015	2016	2016
		RMB	RMB	US$
				(Note2(e))
Assets
Current assets
Cash and cash equivalents	5	928,934	1,579,743	227,530
Short-term deposits	6	1,894,946	3,751,519	540,331
Restricted short-term deposits	7	389,221	-	-
Accounts receivable, net	8	132,353	169,571	24,423
Inventory		14,385	2,266	326
Amounts due from related parties	24	5,297	135,245	19,479
Prepayments and other current assets	9	147,823	224,732	32,369
Deferred tax assets	20	116,921	107,309	15,456

Total current assets		3,629,880	5,970,385	859,914

Non-current assets
Deferred tax assets	20	3,363	10,502	1,513
Investments	10	567,557	918,602	132,306
Property and equipment, net	11	843,449	838,750	120,805
Land use right, net	12	-	1,872,394	269,681
Intangible assets, net	13	146,437	58,926	8,487
Goodwill	14	151,638	14,300	2,060
Other non-current assets		1,960,430	101,933	14,681

Total non-current assets		3,672,874	3,815,407	549,533
Total assets		7,302,754	9,785,792	1,409,447

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2015 and 2016, respectively)(1)	17	-	2,768,469	398,742
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of RMB108,500 and RMB117,917 as of December 31, 2015 and 2016, respectively)		129,819	137,107	19,748
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB385,300 and RMB429,883 as of December 31, 2015 and 2016, respectively)	15	385,300	430,683	62,031
Advances from customers (including advances from customers of the consolidated variable interest entity without recourse to the Company of RMB 45,189 and RMB56,108 as of December 31, 2015 and 2016, respectively)		55,086	56,152	8,088
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of RMB80,978 and RMB112,779 as of December 31, 2015 and 2016, respectively)		107,403	140,754	20,273
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entity without recourse to the Company of RMB579,760 and RMB988,911 as of December 31, 2015 and 2016, respectively)	16	681,889	1,066,038	153,541
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of RMB23,684 and RMB91,245 as of December 31, 2015 and 2016, respectively)	24	24,917	91,245	13,142

Total current liabilities		1,384,414	4,690,448	675,565

Non-current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2015 and 2016, respectively)(2)	17	2,572,119	-	-
Deferred revenue(including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB20,752 and RMB19,125 as of December 31, 2015 and 2016, respectively)	15	20,752	25,459	3,667
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entity without recourse to the Company of RMB12,592 and RMB4,777 as of December 31, 2015 and 2016, respectively)	20	16,817	8,058	1,161

Total non-current liabilities		2,609,688	33,517	4,828

Total liabilities		3,994,102	4,723,965	680,393

Commitments and contingencies	26

F - 3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2015	2016	2016
		RMB	RMB	US$
				(Note 2(e))

Mezzanine equity		61,833	9,272	1,335

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 728,227,848 shares issued and outstanding as of December 31, 2015 and 750,115,028 shares issued and outstanding as of December 31, 2016)	21	43	44	6
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 369,557,976 shares issued and outstanding as of December 31, 2015 and 359,557,976 shares issued and outstanding as of December 31, 2016)	21	27	26	4
Additional paid-in capital		2,011,799	2,165,766	311,935
Statutory reserves	2(ff)	56,507	58,857	8,477
Retained earnings		1,207,168	2,728,736	393,020
Accumulated other comprehensive (loss)/income		(36,385)	93,066	13,404

Total YY Inc.’s shareholders’ equity		3,239,159	5,046,495	726,846

Non-controlling interests		7,660	6,060	873

Total shareholders’ equity		3,246,819	5,052,555	727,719

Total liabilities, mezzanine equity and shareholders’ equity		7,302,754	9,785,792	1,409,447

(1) Convertible bonds classified in current liabilities represent Convertible Senior Notes which may be redeemed within one year.

(2) Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Net revenues (1)
Live streaming		2,475,379	4,539,857	7,027,227	1,012,131
Online games		811,699	771,882	634,325	91,362
Membership		205,199	291,310	284,860	41,028
Others		186,091	294,200	257,638	37,108

Total net revenues		3,678,368	5,897,249	8,204,050	1,181,629

Cost of revenues (2)	18	(1,849,149)	(3,579,744)	(5,103,430)	(735,047)

Gross profit		1,829,219	2,317,505	3,100,620	446,582

Operating expenses (2)
Research and development expenses		(431,188)	(548,799)	(675,230)	(97,253)
Sales and marketing expenses		(102,527)	(312,870)	(387,268)	(55,778)
General and administrative expenses		(223,019)	(358,474)	(482,437)	(69,485)
Goodwill impairment	14	-	(310,124)	(17,665)	(2,544)
Fair value change of contingent consideration	14	-	292,471	-	-

Total operating expenses		(756,734)	(1,237,796)	(1,562,600)	(225,060)
Gain on deconsolidation and disposal of subsidiaries		-	-	103,960	14,973
Other income	19	6,319	82,300	129,504	18,652

Operating income		1,078,804	1,162,009	1,771,484	255,147

Gain on partial disposal of associates		999	-	25,061	3,610
Interest expense		(56,607)	(97,125)	(81,085)	(11,679)
Interest income		164,969	137,892	67,193	9,678
Foreign currency exchange (losses) / gains, net		(10,399)	(38,099)	1,158	167
Other non-operating income / (expenses)		36,714	(2,165)	-	-

Income before income tax expenses		1,214,480	1,162,512	1,783,811	256,923

Income tax expenses	20	(154,283)	(178,327)	(280,514)	(40,402)

Income before share of income in equity method investments, net of income taxes		1,060,197	984,185	1,503,297	216,521

Share of income in equity method investments, net of income taxes		4,275	14,120	8,279	1,192

Net income		1,064,472	998,305	1,511,576	217,713

Less: Net loss attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders		-	(34,938)	(12,342)	(1,778)

Net income attributable to YY Inc.		1,064,472	1,033,243	1,523,918	219,491

Other comprehensive income / (loss):
Unrealized gain of available-for-sale securities, net of nil tax		-	-	134,768	19,411
Foreign currency translation adjustments, net of nil tax		3,638	4,414	(5,317)	(766)

Comprehensive income attributable to YY Inc.		1,068,110	1,037,657	1,653,369	238,136

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Net income per ADS*
—Basic	23	18.46	18.37	27.04	3.89
—Diluted	23	17.76	17.96	26.40	3.80
Weighted average number of ADS used in calculating net income per ADS
—Basic	23	57,657,035	56,259,499	56,367,166	56,367,166
—Diluted	23	59,927,174	57,541,558	60,805,566	60,805,566

Net income per common share*
—Basic	23	0.92	0.92	1.35	0.19
—Diluted	23	0.89	0.90	1.32	0.19
Weighted average number of common shares used in calculating net income per common share
—Basic	23	1,153,140,699	1,125,189,978	1,127,343,312	1,127,343,312
—Diluted	23	1,198,543,473	1,150,831,163	1,216,111,329	1,216,111,329

*	Each ADS represents 20 Class A common shares.

(1)	For the year ended December 31, 2016, revenue presentation has been changed to live streaming, online games, membership and others, and the revenue presentation for the year ended December 31, 2015 and 2014 has also been retrospectively changed.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))

Cost of revenues		18,037	23,963	15,894	2,289
Research and development expenses		54,141	70,951	78,816	11,352
Sales and marketing expenses		2,807	3,283	3,107	448
General and administrative expenses		59,647	87,175	59,469	8,565

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional		(Accumulated deficits)	Accumulated other	Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	/ Retained Earnings	comprehensive loss	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2013		622,658,738	38	485,831,386	34	2,765,614	40,657	(874,697)	(44,437)	1,887,209
Issuance of common shares for exercised share options	21	5,841,660	-	-	-	213	-	-	-	213
Issuance of common shares for vested restricted shares and restricted share units	21	19,194,480	1	-	-	(1)	-	-	-	-
Class B common shares converted to Class A common shares	21	58,478,690	4	(58,478,690)	(4)	-	-	-	-	-
Share based compensation- restricted shares	22	-	-	-	-	3,771	-	-	-	3,771
Share based compensation- restricted share units	22	-	-	-	-	130,718	-	-	-	130,718
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	143	-	-	-	143
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	15,812	(15,812)	-	-
Components of comprehensive income
Net income		-	-	-	-	-	-	1,064,472	-	1,064,472
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	3,638	3,638

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional			Accumulated other			Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	Total YY Inc.’s shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164	-	3,090,164
Issuance of common shares for exercised share options	21	6,611,970	-	-	-	245	-	-	-	245	-	245
Issuance of common shares for vested restricted shares and restricted share units	21	19,498,710	1	-	-	(1)	-	-	-	-	-	-
Class B common shares converted to Class A common shares	21	57,794,720	3	(57,794,720)	(3)	-	-	-	-	-	-	-
Repurchase of Class A common shares	21	(61,851,120)	(4)	-	-	(1,041,682)	-	-	-	(1,041,686)	-	(1,041,686)
Share based compensation- restricted share units	22	-	-	-	-	152,205	-	-	-	152,205	-	152,205
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	574	-	-	-	574	-	574
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	38	(38)	-	-	-	-
Set-up subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	7,798	7,798
Components of comprehensive income
Net income / (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,033,243	-	1,033,243	(138)	1,033,105
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	4,414	4,414	-	4,414

Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819

F - 8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B Common shares		Additional			Accumulated other			Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive (loss)/income	Total YY Inc.’s shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819
Issuance of common shares for exercised share options	21	234,720	-	-	-	9	-	-	-	9	-	9
Issuance of common shares for vested restricted shares and restricted share units	21	11,652,460	-	-	-	-	-	-	-	-	-	-
Class B common shares converted to Class A common shares	21	10,000,000	1	(10,000,000)	(1)	-	-	-	-	-	-	-
Deemed disposal of partial interest in a subsidiary arising from conversion of liability		-	-	-	-	5,718	-	-	-	5,718	-	5,718
Share based compensation- restricted share units	22	-	-	-	-	143,350	-	-	-	143,350	-	143,350
Share based compensation - restricted shares to the founder of a subsidiary of a variable interest entity	22	-	-	-	-	572	-	-	-	572	-	572
Other change in equity in an equity investment						4,800				4,800		4,800
Partial disposal of an equity investment		-	-	-	-	(482)	-	-	-	(482)	-	(482)
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	2,350	(2,350)	-	-	-	-
Set-up of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	6,500	6,500
Acquisition of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	291	291
Capital injection in subsidiaries from non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	4,142	4,142
Components of comprehensive income		-	-	-	-	-	-	-	-	-	-	-
Net income / (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,523,918	-	1,523,918	(12,533)	1,511,385
Unrealized gain of available-for-sales securities		-	-	-	-	-	-	-	134,768	134,768	-	134,768
Foreign currency translation adjustment, net of nil tax		-	-	-	-	-	-	-	(5,317)	(5,317)	-	(5,317)

Balance as of December 31, 2016		750,115,028	44	359,557,976	26	2,165,766	58,857	2,728,736	93,066	5,046,495	6,060	5,052,555

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(All amounts in thousands)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from operating activities
Net income		1,064,472	998,305	1,511,576	217,713
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	11	68,035	122,098	173,625	25,007
Amortization of acquired intangible assets and land use right	12,13	12,598	64,201	100,892	14,531
Allowance for doubtful accounts		28,120	4,167	45,914	6,613
Loss on disposal of property and equipment		61	3,759	891	128
Impairment of investments	10	4,000	6,000	80,104	11,537
Impairment of intangible assets	13	5,697	57,199	3,828	551
Impairment of goodwill	14	-	310,124	17,665	2,544
Fair value change of contingent consideration	14	-	(292,471)	-	-
Share based compensation	22	134,632	185,372	157,286	22,654
Share of income in equity method investments, net of income taxes		(4,275)	(14,120)	(8,279)	(1,192)
Gain on partial disposal of associates		(999)	-	(25,061)	(3,610)
Gain on deconsolidation and disposal of subsidiaries	4	-	-	(103,960)	(14,973)
Deferred income taxes, net	20	(45,751)	(25,039)	(7,768)	(1,119)
Foreign currency exchange (gains) / losses, net		10,399	38,099	(1,158)	(167)
Other non-operating (income) /expense		(36,714)	2,165	-	-
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable, net		(183,527)	123,634	(34,293)	(4,939)
Prepayments and other assets		(90,924)	45,128	(97,888)	(14,099)
Amounts due from related parties		-	(1,323)	1,839	265
Inventory		-	(11,080)	680	98
Amounts due to related parties		28,252	(13,743)	66,328	9,553
Accounts payable		23,166	(22,654)	36,888	5,313
Deferred revenue		54,343	25,519	81,513	11,740
Advances from customers		14,578	20,959	10,783	1,553
Income taxes payable		11,054	18,242	33,351	4,804
Accrued liabilities and other current liabilities		204,134	178,901	376,379	54,210

Net cash provided by operating activities		1,301,351	1,823,442	2,421,135	348,715

Cash flows from investing activities
Placements of short-term deposits		(5,343,934)	(1,869,789)	(8,027,325)	(1,156,175)
Maturities of short-term deposits		2,550,059	4,257,609	6,324,897	910,975
Placements of restricted short-term deposits		(155,000)	(1,492,799)	-	-
Maturities of restricted short-term deposits		55,000	522,981	389,221	56,059
Purchase of property and equipment		(178,470)	(219,843)	(162,395)	(23,390)
Purchase of intangible assets and land use right		(21,757)	(50,931)	(70,029)	(10,086)
Purchase of other non-current assets		(510,341)	(1,926,224)	(5,403)	(778)
Cash paid for equity investments	10	(15,000)	(500)	(107,010)	(15,413)
Cash paid for cost investments	10	(73,402)	(351,800)	(90,234)	(12,996)
Acquisition of an available-for-sale security	10	-	(6,117)	-	-
Cash received from disposal of investments		1,563	-	22,608	3,256
Cash dividend received from an equity investee		-	2,400	6,720	968
Acquisition of businesses, net of cash and cash equivalents acquired		(170,950)	5,553	(1,946)	(280)
Deconsolidation and disposal of subsidiaries, net of cash disposed		-	-	(5,370)	(773)
Payment on behalf of related parties, net of repayment(1)	24	(61,000)	60,870	(10,699)	(1,541)
Loans to related parties	24	(1,500)	(159,000)	(44,500)	(6,409)
Repayment of loans from related parties	24	1,500	160,000	-	-
Loans to employees and third parties		(35,512)	(6,037)	(6,605)	(951)
Repayment of loans from employees and third parties		4,531	13,237	4,751	684
Proceeds from disposal of property and equipment		158	12,368	181	26

Net cash used in investing activities		(3,954,055)	(1,048,022)	(1,783,138)	(256,824)

F - 10

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016 (CONTINUED)

(All amounts in thousands)

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from financing activities
Proceeds from exercise of vested share options		213	245	9	1
Repurchase of common shares	21	-	(1,041,686)	-	-
Capital contributions from the non-controlling interests		-	7,798	10,642	1,533
Proceeds from bank borrowings		-	1,148,500	-	-
Repayment of bank borrowings		-	(452,000)	-	-
Proceeds from issuance of convertible bonds, net of issuance costs	17	2,402,549	-	-	-

Net cash provided / (used in) by financing activities		2,402,762	(337,143)	10,651	1,534

Net (decrease) / increase in cash and cash equivalents		(249,942)	438,277	648,648	93,425
Cash and cash equivalents at the beginning of the year		729,598	475,028	928,934	133,794
Effect of exchange rate changes on cash and cash equivalents		(4,628)	15,629	2,161	311

Cash and cash equivalents at the end of the year		475,028	928,934	1,579,743	227,530

		For the year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$
					(Note2(e))
Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized		(28,769)	(78,186)	(59,884)	(8,625)
—Acquisition of property and equipment in form of accounts payable		25,514	66,673	37,649	5,423
—Income taxes paid		(188,979)	(185,124)	(254,931)	(36,718)

(1)	For the year ended December 31, 2016, payment on behalf of related parties has been changed to be presented net of repayment. The presentation for the year ended December 31, 2015 and 2014 has also been changed to be consistent with the presentation for 2016.

The accompanying notes are an integral part of these consolidated financial statements.

F - 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a)	Principal activities

YY Inc. (the "Company"), through its subsidiaries, its variable interest entities ("VIEs", also refer to VIEs and their subsidiaries as a whole, where appropriate) (collectively, the "Group") is principally engaged in operating a live streaming platform in the People's Republic of China (the "PRC" or "China") through its platform, YY Client and through its websites YY.com, Huya.com, Zhiniu8.com, Duowan.com, and 100.com.

(b)	Reorganization

The Company was incorporated in the Cayman Islands on July 22, 2011.

The Group began its operations in the PRC in April 2005 through its PRC domestic company, Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”). Guangzhou Huaduo holds the licenses and approvals to operate internet-related businesses in the PRC.

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

By entering into a series of agreements among Guangzhou Huaduo, founders of Guangzhou Huaduo and Guangzhou Duowan (collectively, “First VIE agreements”), Guangzhou Huaduo became a VIE of Guangzhou Duowan. Guangzhou Duowan became the primary beneficiary of Guangzhou Huaduo.

In November 2007, Duowan Entertainment Corporation (“Duowan BVI”) was incorporated in the BVI. In March 2008, Duowan BVI established Duowan Entertainment Information Technology (Beijing) Co., Ltd. (“Duowan Entertainment”), as a WOFE in the PRC and a wholly-owned subsidiary of Duowan BVI. The Group undertook a second reorganization (the “Second Reorganization”) whereby the First VIE agreements among Guangzhou Huaduo, founders of Guangzhou Huaduo and Guangzhou Duowan were terminated and a new series of VIE agreements (collectively, “Second VIE agreements”) were signed among Guangzhou Huaduo, founders of Guangzhou Huaduo and Duowan Entertainment, through which Duowan Entertainment became the primary beneficiary and exercised effective control over the operations of Guangzhou Huaduo. Duowan BVI became the then holding company of the Group.

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

In December 2010, Duowan BVI established Zhuhai Duowan Technology Co., Ltd. (“Zhuhai Duowan Technology”), which is directly 100% owned by Duowan BVI.

On September 6, 2011, pursuant to a share swap agreement, all the then existing shareholders of Duowan BVI exchanged their respective shares, including the Series A, Series B, Series C-1 and Series C-2 Preferred Shares, of Duowan BVI for equivalent classes of shares of the Company on a 1 for 1 basis (the “Share Swap”). The Company became the holding company of the Group.

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

F - 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2016 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	BVI	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding

Zhuhai Duowan Information Technology Co., Ltd. (“Zhuhai Duowan” or “Guangzhou Duowan”)	PRC	April 9, 2007	100%	Online advertising and software development

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Engage Capital Partners I, L.P. (“Engage L.P.”)	Cayman Islands	March 23, 2015	93.5%	Investment

Principal VIEs
Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Zhuhai Huanju Huyu Technology Co., Ltd.	PRC	May 4, 2015	100%	Software development

Shanghai Yilian Equity Investment Partnership(LP) (“Shanghai Yilian”)	PRC	June 23, 2015	93.5%	Investment

Guangzhou Huya Technology Co., Ltd.	PRC	August 10, 2016	100%	Software development

F - 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities

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

 In addition to the aforementioned contractual agreements between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai also entered into similar contractual agreements with Beijing Tuda Science and Technology Co., Ltd. ("Beijing Tuda"). Beijing Bilin Changxiang Information Technology Co., Ltd. (“Bilin Changxiang”), a subsidiary of the Company, also entered into similar contractual agreements with Beijing Bilin Online Information Technology Co., Ltd. ("Bilin Online"). Through these contractual agreements, Beijing Tuda and Bilin Online are considered VIEs of the Group.

F - 16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable Interest Entities (continued)

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to RMB2,580,160 as of December 31, 2016. As the VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

Please refer to Note 3(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2016.

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the U.S. GAAP to reflect the financial position and results of operations of the Group.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang and ultimately the Company hold all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

F - 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(b)	Consolidation (continued)

The Company established two funds entities, namely Engage L.P. and Shanghai Yilian, (collectively, the “Funds”), in March and June 2015, respectively. The Company holds 93.5% of interests in the Funds. The Company assesses that the Company exercises controls and is entitled to the various returns of the Funds and therefore the Funds have been accounted for as subsidiaries of and has been consolidated by the Company in accordance with ASC 810.

The Company deconsolidates its subsidiaries in accordance with ASC 810 as of the date the Company ceased to have a controlling financial interest in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net income/loss attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

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

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of operations.

F - 18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.9430 on December 31, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

The Group recorded two of its investments as available-for-sale securities and subsequently measured at its fair value (Note 10). One of the available-for-sale securities was classified within Level 1 and valued based on observable inputs that reflected quoted prices (unadjusted) for identical assets or liabilities in active markets. The other one of the available-for-sale securities was classified within Level 3 and valued based on a model utilizing unobservable inputs which required management judgment and estimation. There was no significant change in fair value of the investment classified within Level 3 from the initial investment date to December 31, 2016.

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

F - 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(i)	Accounts receivable

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

The equity investment is comprised of investments in privately-held entities. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

(k)	Cost investment

The cost investment is comprised of investments in privately-held entities. The Group accounts for cost investment which has no readily determinable fair value using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of operations.

(l)	Available-for-sale investment

The Group classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Group has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value. The Group has designated its investments in redeemable preferred shares of one company and common shares of one listed company as available-for-sale securities in accordance with ASC 320 (Note 10). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income/loss, net of tax. Realized gains or losses upon disposal are charged to earnings during the period in which the gains or losses are realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary.

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

	Estimated useful lives	Residual rate

Buildings	40 years	0%
Servers, computers and equipment	3 years	0%-5%
Leasehold improvements	Shorter of lease term or 5 years	0%
Decoration of buildings	10 years	0%
Motor vehicles	4 years	5%
Furniture, fixture and office equipment	5 years	0%-5%

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

F - 21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Intangible assets

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

Estimated useful lives

Brand names	1-15 years
Operating rights for game broadcasting	Over the contract terms
Operating rights for licensed games	Shorter of the economic life or license period of relevant online game
Software	3 -5 years
Domain names	15 years
Technology	5 years
Others	3-5 years

(p)	Land use right

Land use right is carried at cost less accumulated amortization. Amortization of the land use right is made on straight-line basis over 40 years from the date when the Group first obtained the land use right certificate from the local authorities.

(q)	Impairment of long-lived assets

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

The impairment charges of intangible assets recorded in general and administrative expenses for the years ended December 31, 2014, 2015 and 2016 were amounting to RMB5,697, RMB57,199 and RMB3,828, respectively.

(r)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

F - 22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(s)	Annual test for impairment of goodwill

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

(t)	Convertible bonds

The Group determines the appropriate accounting treatment of its convertible bonds in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in profit or loss in the period in which they are incurred.

(u)	Mezzanine equity and non-controlling interest

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

Non-controlling interest

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries and VIEs which is not attributable, directly or indirectly, to the controlling shareholder. Currently, the non-controlling interests in the Group’s consolidated financial statements consist primarily of non-controlling interests for Engage L.P. and Shanghai Yilian.

F - 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition

For the year ended December 31, 2016, revenue presentation has been changed to live streaming, online games, membership and others to better reflect the way the Company generates revenues. The revenue presentation for the year ended December 31, 2015 and 2014 are also retrospectively changed to be consistent with the year ended December 31, 2016. For the years ended December 31, 2015 and 2014, revenues were originally presented as internet value-added service (“IVAS”) and other revenues. In the category of IVAS, there were four sub-categories: online music and entertainment, online games, online dating and other IVAS. In the new presentation, revenues from online music and entertainment, online dating and other IVAS (excluding revenues from membership and a few minor revenue streams that do not meet the criteria of live streaming), which are under YY Live platform and Huya broadcasting platform, are categorized as live streaming revenues. Revenues from online games and membership are presented separately. Other revenues and those revenues streams previously categorized in other IVAS that do not meet the criteria of live streaming are categorized as “others”. The change in revenue presentation has no impact on the amount of total net revenues.

The Group generates revenues from live streaming, online games, membership and others. Revenues from live streaming are generated from YY Live platform and Huya broadcasting platform. Revenues from online games are generated from providing online game platform and access of the games for the game players. Membership subscription program enhanced user privileges when using YY Client. Other revenues mainly include online education revenue and advertising revenue. Online education services consist of vocational training and language training courses. Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platforms. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured.

The Group operates a virtual currency system, under which, the users can directly purchase virtual currency on live streaming channels or pay membership subscription fees via online payment systems provided by third parties including payments using mobile phone, internet debit/credit card payment and other third party payment systems. The virtual currency can be converted into game tokens that can be used to purchase virtual items on live streaming channels, or used to purchase virtual items in online games (both developed by third parties and self-developed), or used to pay membership subscription fees. Virtual currency sold but not yet consumed by the purchasers is recorded as “Advances from customers” and upon conversion or being used, is recognized as revenue according to the respective prescribed revenue recognition policies addressed below unless otherwise stated.

(i)	Live streaming

Live streaming mainly consists of YY Live platform and Huya broadcasting platform. The Group creates and offers virtual items to be used by users on live streaming channels, which the Group operates and maintains. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by the Company. Live streaming revenue consists of sales of virtual items. Users purchase consumable virtual items from the Group and present them to performers to show support for their favorite performers or time-based virtual items, which provide users with recognized status, such as priority speaking rights or special symbols on the channels for a specific period of time. In order to attract user traffic, the Group shares revenues with certain popular performers and channel owners in accordance with the revenue sharing arrangements with the Group. The portion of the revenues shared with the performers and channel owners are accounted for as cost of revenues by the Group. Performers and channel owners, who do not have revenue sharing arrangements with the Group, are not entitled to share any revenue derived from the virtual items sold. The Group does not recognize any revenue from offering free virtual items nor share any revenue with performers or channel owners when free virtual items are presented to performers by the users. Accordingly, live streaming revenue is recognized for the sale of virtual items in live streaming channels immediately if the virtual item is a consumable or, in the case of time-based virtual items, recognized ratably over the period when the virtual item is made available to the user, which does not exceed one year. The Group does not have further obligations to the user after the virtual items are consumed. Virtual items may be sold individually or bundled into one arrangement. When the Group’s users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group identifies individual elements under the arrangement and determines if such elements meet the criteria to be accounted for as separate units of accounting. The Group allocates the arrangement consideration to the separate units of accounting based on their relative selling price.

F - 24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(i) Live streaming (continued)

The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE of the selling price cannot be determined, the Group has adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. The Group determines the fair values of virtual items sold in a bundle based on similar products sold separately on the YY Live platform and Huya broadcasting platform based on the TPE of the selling price and determines the fair values of virtual items without similar products sold separately on the YY Live platform and Huya broadcasting platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis.

These estimates are generally determined based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each virtual item element in accordance with the applicable revenue recognition method.

(ii) Online games revenue

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to gaming players. Historically, the majority of online games revenues for the three years ended December 31, 2014, 2015 and 2016 were derived from third parties developed games.

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

F - 25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii) Online games revenue (continued)

There are two types of third party developed online games:

-	Non-exclusive third party developed games
-	Exclusive third party developed games

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

The third party developed games under non-exclusive licensing contracts are maintained and updated by the game developers. The Group views the game developers to be the Group’s customers and considers the Group’s responsibilities under the agreements with the game developers to offer certain standard promotions that include providing access to the platform, announcing the new games to users on the platform, and occasional advertising on the Group’s platforms. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to the game players or as agent in the transaction, and the specific requirement of each contract. The Group determined that for third party developed games, the third party game developers are the principals given the game developers design and develop the online game services offered, have reasonable latitude to establish prices of game tokens, and are responsible for maintaining and upgrading the game contents and virtual items. Accordingly, the Group records online games revenue, net of the pre-agreed portion of sharing of the revenues with the game developers.

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

F - 26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii) Online games revenue (continued)

-	Non-exclusive third party developed games (continued)

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

Under certain exclusive arrangements, the Group pays additional license fees to the game developers as the Group is entitled to an exclusive right to operate third party developed games in specified geographic areas. Based on ASC 350, the Group has adopted an accounting policy to recognize the exclusive license fee as an intangible asset upon the commercial launch of the related online games. This intangible asset is amortized on a straight-line basis over the shorter of the economic life or license period of the relevant online game.

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

F - 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii) Online games revenue (continued)

-	Exclusive third party developed games (continued)

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

(iii) Membership

The Group operates a membership subscription program where subscription members can have enhanced user privileges when using YY Client and live streaming channels. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

F - 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iv) Others

Other revenues mainly include online education revenues and advertising revenues.

(1) Online education revenues

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

F - 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iv) Others (continued)

(2) Advertising revenues

The Group primarily generate advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

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

F - 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iv) Others (continued)

(2) Advertising revenues (continued)

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

(w)	Advances from customers and deferred revenue

Advances from customers primarily consist of prepayments from users in the form of the Group’s virtual currency that are not yet consumed or converted into game tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above.

Deferred revenue primarily consists of the unamortized game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in various channels in the Group’s platforms, where there is still an implied obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

(x)	Cost of revenues

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

In the PRC, business taxes were imposed by the government on revenues reported by any selling entity for the provision of taxable services in the PRC. The business tax rate varied depending on the nature of the revenues. The Group was also subject to cultural development fee at a tax rate of 3% on service income from provision of advertising services in the PRC.

Except for online games revenues, the Group’s live streaming revenues and membership revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Other revenues of the Group, including online games revenues, are subject to VAT for all the periods presented.

The Group is subject to surcharges of business taxes and VAT, which are calculated based on 12% of the business taxes and VAT paid for the years ended December 31, 2014, 2015 and 2016.

F - 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(x)	Cost of revenues (continued)

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

(y)	Research and development expenses

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

The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2014, 2015 and 2016, respectively.

(z)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) salary and welfare for sales and marketing personnel, and (iii) rental expenses. The advertising and market promotion expenses amounted to approximately RMB76,192, RMB253,210 and RMB298,681 during the years ended December 31, 2014, 2015 and 2016, respectively.

(aa)	General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share based compensation for management and administrative personnel, and (iii) impairment charges of intangible assets and other non-current assets.

(bb)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of operations amounted to RMB115,012, RMB171,349 and RMB206,704 for the years ended December 31, 2014, 2015 and 2016, respectively.

F - 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(cc)	Share based compensation

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

(dd)	Other income

Other income primarily consists of government grants which represent cash subsidies received from the PRC government by the Group entities. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as operating income.

F - 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ee)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of operations. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2014, 2015 and 2016. As of December 31, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions.

(ff)	Statutory reserves

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

In addition, in accordance with the Company Laws of the PRC, the VIEs of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

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

During the year ended December 31, 2014, 2015 and 2016, appropriations to general reserve fund and statutory surplus fund amounted to RMB15,812, RMB38 and RMB2,350, respectively.

F - 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(gg)	Related parties

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

(hh)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2014, 2015 and 2016, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ii)	Income per share

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

(jj)	Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income/loss of the Group includes the unrealized gain of available-for-sale securities and the foreign currency translation adjustments.

(kk)	Segment reporting

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

(ll)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606) which will replace requirements in U.S. GAAP. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The standard will be effective for the first quarter of 2018. The Company has set up a team and started the assessment of each revenue stream in accordance with the new revenue standard to determine the impact to the consolidated financial statements, if any.

F - 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ll)	Recently issued accounting pronouncements (continued)

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company will apply this guidance retrospectively to all period presented. Following the adoption of this guidance in 2017, RMB107,309 of current deferred tax assets as of December 31, 2016 will be reclassified to non-current assets.

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

In March 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”): Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

F - 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ll)	Recently issued accounting pronouncements (continued)

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15: Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04: Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

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

As mentioned in Note 1(e), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIE, namely Guangzhou Huaduo. As of December 31, 2016, Beijing Tuda owns majority equity interests of Guangzhou Huaduo’s.

Guangzhou Huaduo holds the licenses and permits necessary to conduct its internet value-added services and online advertising in the PRC. If the Company had direct ownership of the VIE, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIE and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Group’s contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai’s unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai will provide services including technology support, technology services, business support and consulting services to Guangzhou Huaduo in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Guangzhou Huaduo’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai incurs for providing such services. Beijing Huanju Shidai may charge up to 100% of the income in Guangzhou Huaduo and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai from time to time. The service fees payable by Guangzhou Huaduo to Beijing Huanju Shidai are determined to be up to 100% of the profits of Guangzhou Huaduo, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai. If fees were incurred, it would be significant to the Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIE. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment. For the years ended December 31, 2014, 2015 and 2016, Guangzhou Huanju Shidai and Beijing Huanju Shidai determined that service fees of RMB363,117 , RMB274,285 and RMB305,792 were charged to Guangzhou Huaduo. The service fees are typically determined based on the costs and expenses that WOFEs incurs for providing relevant technology support to Guangzhou Huaduo, as well as the consideration of Guangzhou Huaduo’s future business development plan and its increasingly growing and diverse operational needs.

As of December 31, 2016, Beijing Tuda and Bilin Online, as the Group’s VIEs, still have no substantial business operation. Therefore no service fees were charged by Beijing Huanju Shidai and Bilin Changxiang respectively for the periods presented as both of the two VIEs have accumulated losses since inception.

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

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its businesses through VIEs violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Group to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft FIE Law, if it becomes effective, to be remote.

F - 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

The following consolidated financial information of the Group’s VIEs excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2015	2016
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	403,722	1,397,738
Short-term deposits	250,000	1,235,000
Restricted short-term deposits	110,000	-
Accounts receivable, net	127,365	165,971
Inventory	14,385	2,266
Amounts due from related parties	5,164	135,245
Prepayments and other current assets	117,536	207,245
Deferred tax assets	87,492	83,242
Total current assets	1,115,664	3,226,707

Non-current assets
Deferred tax assets	3,363	10,502
Investments	285,292	496,870
Property and equipment, net	292,340	261,915
Intangible assets, net	110,214	27,241
Land use right, net	-	1,872,394
Goodwill	136,066	2,527
Other non-current assets	1,932,356	85,583
Total non-current assets	2,759,631	2,757,032

Total assets	3,875,295	5,983,739

Liabilities
Current liabilities
Accounts payable	108,500	117,917
Deferred revenue	385,300	429,883
Advances from customers	45,189	56,108
Income taxes payable	80,978	112,779
Accrued liabilities and other current liabilities	579,760	988,911
Amounts due to related parties	23,684	91,245
Total current liabilities	1,223,411	1,796,843

Non-current liabilities
Deferred revenue	20,752	19,125
Deferred tax liabilities	12,592	4,777
Total non-current liabilities	33,344	23,902

Total liabilities	1,256,755	1,820,745

F - 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Net revenues	3,543,994	5,821,305	8,164,100
Net income	1,136,570	1,267,111	1,874,435

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Net cash provided by operating activities	1,313,521	2,164,953	2,538,836
Net cash used in investing activities	(994,574)	(2,251,207)	(1,313,002)
Net cash provided by financing activities	-	704,298	8,508
	318,947	618,044	1,234,342

(b)	Foreign exchange risk

The revenues and expenses of the Group’s subsidiaries and VIEs in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(c)	Concentration risk

(i)	Concentration of revenue

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2014, 2015 and 2016.

(ii)	Concentration of accounts receivable

The Group collects accounts receivable from payment platforms, external game platforms and advertising customers. The Group depends on payments from a limited number of payment platforms. The top 10 accounts receivable accounted for 82% and 75% of the total accounts receivable as of December 31, 2015 and 2016, respectively. The following table summarizes the percentage of accounts receivable from payment platforms with over 10% of total accounts receivable:

	December 31,
	2015		2016
	RMB		RMB
Payment platforms
B1	35%		19%
B2		*	17%

*	Less than 10%

F - 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(d)	Credit risk

As of December 31, 2015 and 2016, substantially all of the Group’s cash and cash equivalents and short-term deposits were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2014, 2015 and 2016 and believes that its credit risk to be minimal.

4.	Business combination and disposal of subsidiaries

Acquisition and disposal of Shanghai Beifu Culture Communication Co., Ltd. (“Beifu”)

In February 2015, the Group acquired 70% of the equity interests of Beifu from the founders of Beifu for a fixed cash consideration of RMB39 million, plus additional variable cash consideration that is contingent upon the achievement of pre-established performance metrics for years 2015 through 2017. Beifu is primarily engaged in the operation of E-commerce, which is based on YY’s existing user base. The purpose of the acquisition was to integrate the Group's technology and huge user base together with Beifu's successful experience in the operation of E-commerce area. On the acquisition date, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:

RMB

Cash consideration	39,200
Contingent consideration	107,306
Total consideration	146,506

Net assets acquired	31,994
Identifiable intangible assets acquired	12,900
Goodwill	147,388
Deferred tax liabilities	(3,225)
Non-controlling interest	(42,551)
Total	146,506

The agreements for the acquisition of Beifu included a contingent consideration arrangement that required additional consideration to be paid by the Group based on the achievement of pre-established performance metrics as stipulated in the agreements for years 2015 through 2017. The undiscounted amounts the Group shall pay when Beifu achieves 100% of the performance metrics from 2015 through 2017 is RMB219 million. The actual contingent payments would be adjusted based on the degree of how the actual revenue and net profit are higher or lower than the performance metrics from 2015 through 2017. The fair value of the contingent consideration recognized on the acquisition date of RMB107 million was determined by the Group using the Trinomial Tree model. Under this model, the Group performed scenario analysis by assuming different scenarios under which Beifu achieved different performance for years 2015 through 2017. Under different scenarios, the amount of contingent consideration differed according to the stipulation in the agreements. The Group then calculated the fair value of the contingent consideration based on the net present value of the total contingent consideration under different scenarios and the expected probability of each scenario. Please refer to note 25 for the key parameters adopted in the valuation.

F - 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

4.	Business combination and disposal of subsidiaries (continued)

Acquisition and disposal of Beifu (continued)

The fair value of non-controlling interest in Beifu was determined mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration of other factors, as appropriate. If Beifu achieved specified performance metrics and did not complete an initial public offering, and the founders of Beifu remained being employed by the Group, the non-controlling shareholders had the right to put their equity interests in Beifu to the Group at the fair value (“the put option”). The Group considered the probability of the exercise of the put option and believed that the exercise of the put option was not probable upon the acquisition date and as of December 31, 2015.

Pursuant to ASC 480, considering the non-controlling interests were redeemable upon the occurrence of an event that was not solely within the control of the Group, the Group classified the non-controlling interests with the written put option as mezzanine equity in the Company’s consolidated financial statements. The aforementioned put option of Beifu has been cancelled upon the date of disposal.

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

Pro forma results of operations related to the acquisition have not been presented because they were not material to the Group’s consolidated statements of operations and comprehensive income.

There were no indemnification assets involved. Total identifiable intangible assets acquired upon acquisition mainly included cooperation agreements with online game hosts and non-compete agreements, which had an estimated useful life of three and seven years, respectively. Total goodwill of RMB147 million primarily represented the expected synergies from combining operations of Beifu with those of the Group, which were expected to be complementary to each other. In accordance with ASC350, goodwill has not been amortized but tested for impairment and was not deductible for tax purposes.

In the 2015 annual goodwill impairment assessment, the Group has noted impairment indicator for Beifu and recognised an impairment charge of RMB128,035 against the goodwill related to the acquisition of Beifu (Note 14).

In June 2016, the Group disposed 60% equity interest of Beifu for a total consideration of RMB3,500. After the disposal, the Group retained 10% equity interest of Beifu and accounted for the investment in Beifu as an equity investment as the Group still had significant influence over Beifu. As a result, Beifu ceased to be a subsidiary of the Group. A total loss of RMB23,474 was recognised, which is the difference between (a) the aggregate of the fair value of consideration received, the fair value of the retained non-controlling interests and the carrying amount of non-controlling interests being deconsolidated, amounting to RMB13,236 collectively and (b) the carrying amount of the assets and liabilities being deconsolidated, amounting to RMB36,710. As part of the total loss recognized, the loss related to the remeasurement of the retained non-controlling investment to fair value was RMB3,088.

Disposal of Beijing Huanqiu Xingxue Technology Development Co., Ltd. (“Xingxue”)

Xingxue, a company engaged in online vocational education, was acquired by the Group in 2014.

In December 2016, the Group disposed 33.86% equity interest of Xingxue for a total consideration of RMB118,500. After the disposal, the Group retained 31.14% equity interest of Xingxue. As a result, Xingxue ceased to be a subsidiary of the Group. A total income of RMB127,434 was recognised, which is the difference between (a) the aggregate of the fair value of consideration received, the fair value of the retained non-controlling interests and the carrying amount of non-controlling interests being deconsolidated, amounting to RMB282,433 collectively and (b) the carrying amount of the assets and liabilities being deconsolidated, amounting to RMB154,999. As part of the total loss recognized, the gain related to the remeasurement of the retained non-controlling investment to fair value was RMB57,791.

F - 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2015 and 2016 primarily consist of the following currencies:

	December 31, 2015		December 31, 2016
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	450,802	450,802	1,536,947	1,536,947
US$	73,632	478,132	6,171	42,796
Total		928,934		1,579,743

6.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2015 and 2016 primarily consist of the following currencies:

	December 31, 2015		December 31, 2016
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	250,000	250,000	1,235,000	1,235,000
US$	253,322	1,644,946	362,882	2,516,519
Total		1,894,946		3,751,519

F - 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

7.	Restricted short-term deposits

	December 31,
	2015	2016
	RMB	RMB

Pledge short-term deposits for one pending litigation (i)	110,000	-
Pledge short-term deposits for bank borrowing facilities (ii)	279,221	-

Total	389,221	-

(i) As of December 31, 2015, the Group had restricted short-term deposits balance of RMB110 million representing pledged deposit for one pending litigation in which the Group was the claimant and had applied to the court to freeze the assets of the defendant. Pursuant to relevant PRC laws and regulations, the Group had to deposit a certain amount of cash as pledged deposit in order to submit the application to the court requesting to freeze the defendant’s assets.

As of December 31, 2016, the pledged deposits has been unfrozen due to the settlement of the litigation.

(ii) As of December 31, 2015, the Company had offshore restricted short-term deposits balance set aside for a period of 12 months or less of approximately RMB279 million for bank borrowing facilities.

8.	Accounts receivable, net

	December 31,
	2015	2016
	RMB	RMB

Accounts receivable, gross	191,144	224,791
Less: allowance for doubtful receivables	(58,791)	(55,220)

Accounts receivable, net	132,353	169,571

The following table summarized the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Balance at beginning of the year	(31,214)	(57,342)	(58,791)
(Additions)/reversals charged to general and administrative expenses, net	(26,246)	(1,449)	3,571
Write-off during the year	118	-	-

Balance at end of the year	(57,342)	(58,791)	(55,220)

F - 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

9.	Prepayments and other current assets

	December 31,
	2015	2016
	RMB	RMB

Receivables from disposal of a subsidiary	-	95,166
Prepayments and deposits to vendors and content providers	71,354	70,347
Interests receivable	41,220	17,050
Rental and other deposits	12,111	13,015
Employee advances	12,484	12,245
Rental prepayments	1,333	6,462
Others	9,321	10,447

Total	147,823	224,732

10.	Investments

	December 31,
	2015	2016
	RMB	RMB

Cost investments (i)	516,446	477,733
Equity investments(ii)	44,994	252,272
Available-for-sale securities (iii)	6,117	188,597

Total	567,557	918,602

(i)	In 2015 and 2016, the Group entered into agreements to acquire minority stake of a number of privately-held entities with total consideration of RMB351,800 and RMB90,234 respectively. The investments are not investment in common stock or in-substance common stock and therefore have been precluded from applying the equity method of accounting. They have been accounted for as investments under cost method, since all of these equity securities do not have a readily determinable fair value.

(ii)	In 2016, the Group acquired minority stake of a number of privately-held entities with total consideration of RMB107,010. Investments have been accounted for under the equity method where the Group has significant influence in these investments and the investments are considered as in substance ordinary shares.

In 2016, following the deconsolidation and disposal of Xingxue (Note 4), the Group reclassified the remaining 31.14% equity interest of Xingxue as an equity investment, as the Group still can exercise significant influence over Xingxue.

(iii)	In 2015, the Group entered into share purchase agreements to acquire 4.25% equity stake of a company with a total consideration of RMB6,117. The Group recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Group are redeemable at the option of the Group. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end. There was no significant change in fair value of the investment from the investment date to December 31, 2016.

In 2016, one of the Group's investees became listed on NASDAQ Global Market. As the investment has readily determinable fair value upon listing, the Group reclassified this investment as an available-for-sale security upon its listing and recorded the investment at fair value with unrealized holding gain or loss recognized in other comprehensive income under ASC 320.

(iv)	The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2014, 2015 and 2016, based on the Group's assessment, an impairment charge of RMB4,000, RMB6,000 and RMB80,104 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

F - 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

11.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2015	2016
	RMB	RMB

Gross carrying amount
Buildings	482,387	482,333
Servers, computers and equipment	453,441	565,786
Leasehold improvements	69,929	80,812
Decoration of buildings	66,140	68,981
Motor vehicles	12,835	24,016
Furniture, fixture and office equipment	26,098	23,259
Construction in progress	1,937	5,586

Total	1,112,767	1,250,773
Less: accumulated depreciation	(269,318)	(412,023)

Property and equipment, net	843,449	838,750

Depreciation expense for the years ended December 31, 2014, 2015 and 2016 were RMB68,035, RMB122,098 and RMB 173,625, respectively.

12.	Land use right, net

Land use right consists of the following:

December 31, 2016
RMB

Gross carrying amount	1,916,309
Less: accumulated amortization	(43,915)

Land use right, net	1,872,394

Land use right was acquired in 2016 and amortization expense for the year ended December 31, 2016 was RMB43,915.

F - 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2015	2016
	RMB	RMB

Gross carrying amount
Brand names	102,654	59,034
Operating rights for game broadcasting	35,071	58,655
Operating rights for licensed games	46,879	40,274
Software	38,307	30,632
Domain names	25,902	27,311
Technology	17,621	18,282
Others	31,200	18,300

Total of gross carrying amount	297,634	252,488

Less: accumulated amortization
Brand names	(20,294)	(21,810)
Operating rights for game broadcasting	(23,278)	(46,855)
Operating rights for licensed games	(15,010)	(30,804)
Software	(9,464)	(13,110)
Domain names	(6,249)	(8,449)
Technology	(7,712)	(9,457)
Others	(5,478)	(3,592)

Total accumulated amortization	(87,485)	(134,077)

Less: accumulated impairment	(63,712)	(59,485)

Intangible assets, net	146,437	58,926

In 2015, the Group performed interim and annual goodwill impairment test for the goodwill generated from the acquisition of 100 Online Education Technology (Beijing) Co., Ltd. (“100 Online”) and Beifu, due to the poor financial performance of these two VIEs (Note 14), and recognized impairment loss of intangible assets of RMB48,814 and RMB8,385, respectively, which was mainly made against the carrying amount of the brand names.

In 2016, the Group performed goodwill impairment test for the goodwill generated from the acquisition of 100 Online due to the poor financial performance of 100 Online. The recognized impairment loss of intangible assets of RMB3,828 was mainly made against the carrying amount of the brand name due to the goodwill impairment.

Income approach was adopted in the above impairment assessments for the determination of fair value of the intangible assets.

Amortization expense for the years ended December 31, 2014, 2015 and 2016 were RMB12,598, RMB64,201 and RMB 56,977, respectively.

F - 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

13.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets

2017	25,606
2018	10,453
2019	6,032
2020	4,708
2021	1,925

The weighted average amortization periods of intangible assets as of December 31, 2015 and 2016 are as below:

December 31,
	2015	2016

Domain names	15 years	15 years
Technology	5 years	5 years
Software	5 years	5 years
Operating rights for licensed games	3 years	2 years
Operating rights for game broadcasting	1 year	1 year
Brand names	10 years	Not applicable
Others	3-5 years	Not applicable

14.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 are as follows:

	YY Live	100 Education	Total
	RMB	RMB	RMB

Balance as of December 31, 2014	4,107	296,275	300,382
Increase in goodwill related to acquisition (i)	161,326	-	161,326
Impairment charges (iii)	(128,035)	(182,089)	(310,124)
Foreign currency translation adjustment	54	-	54
Balance as of December 31, 2015	37,452	114,186	151,638

Decrease in goodwill related to disposal(ii)	(19,354)	(100,382)	(119,736)
Impairment charges (iii)	(3,861)	(13,804)	(17,665)
Foreign currency translation adjustment	63	-	63
Balance as of December 31, 2016	14,300	-	14,300

F - 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Goodwill (continued)

(i) In February 2015, the Group purchased 70% equity interest of Beifu. Goodwill of RMB147,388 was recognized in the segment of YY Live from this business acquisition (Note 4).

Goodwill represented the synergy effects of the business combination.

(ii) In June 2016, the Group disposed 60% equity interest of Beifu and ceased to consolidate Beifu as a subsidiary. Goodwill of RMB19,354 was derecognized in the segment of YY Live (Note 4).

In December 2016, the Group disposed 33.86% equity interest of Xingxue and ceased to consolidate Xingxue as a subsidiary. Goodwill of RMB100,382 was derecognized in the segment of 100 Education upon this disposal (Note 4).

(iii) The Group performs its annual goodwill impairment test of each reporting unit as of October 1, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the entity-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results.

In June 2015, it was noted that 100 Online’s financial and operational performance in the first half year of 2015 was behind the original budget resulting from unexpected fierce market competition and the resignation of a number of key personnel in 100 Online. Accordingly, the Group performed an interim assessment on the goodwill impairment related to 100 Online and recognized an estimated goodwill impairment charge of RMB110,699. Correspondingly, long-term payable amounting to RMB111,547 in relation to the contingent consideration was reversed. The unobservable inputs used in the assessment included risk free rate, discount rate and etc. The risk free rate and discount rate were 4.07% and 21.5%, respectively.

In the 2015 annual goodwill impairment assessment, the Group has noted further impairment indicator for 100 Online as well as impairment indicator for Beifu as certain key personnel of 100 Online and Beifu resigned in the third quarter of 2015. Based on the result of the annual impairment assessment for 100 Online, an impairment charge of RMB71,390 was recognised and correspondingly, long-term payable amounting to RMB73,618 in relation to the contingent consideration was reversed; For Beifu, an impairment charge of RMB128,035 was recognised and correspondingly, long-term payable amounting to RMB 107,306 in relation to the contingent consideration was reversed. As of December 31, 2015, balance of long-term payable in relation of the contingent consideration was 0. The unobservable inputs used in the assessment, included the risk free rate, discount rate and etc. For the goodwill impairment assessment of 100 Online and Beifu, the risk free rate were both 3.85% and the discount rate were 23% and 24.5%, respectively.

In December 2016, the Group has identified further impairment indicator for 100 Online as well as impairment indicator for Bilin Online. Based on the results of the impairment assessment, an impairment charge of RMB13,804 for 100 Online and an impairment charge of RMB3,861 for Bilin Online were recognized, respectively.

The above goodwill impairment assessments on 100 Online, Beifu and Bilin Online adopted the income approach and considered a combination of factors, including, but not limited to, market conditions, expected future cash flows, growth rates and discount rates, which required the Group to make certain estimates and assumptions regarding industry economic factors and future profitability of the business.

F - 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Deferred revenue

	December 31,
	2015	2016
	RMB	RMB

Deferred revenue, current:
Live streaming	187,930	308,545
Online games	81,054	61,589
Membership	87,483	47,532
Others	28,833	13,017
Total current deferred revenue	385,300	430,683

Deferred revenue, non-current:
Live streaming	8,757	12,002
Membership	11,328	6,273
Others	667	7,184
Total non-current deferred revenue	20,752	25,459

16.	Accrued liabilities and other current liabilities

	December 31,
	2015	2016
	RMB	RMB

Accrued revenue sharing fees	298,805	521,654
Accrued salaries and welfare	169,041	200,606
Accrued bandwidth costs	71,507	86,186
Market promotion expenses	29,358	68,243
Value added taxes payable	16,010	38,161
License fees	10,000	22,725
Deposits from content providers and suppliers	16,531	18,779
Other taxes payable	14,370	18,516
Interests payable	14,795	15,800
Others	41,472	75,368

Total	681,889	1,066,038

F - 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds

	December 31,
	2015	2016
	RMB	RMB

Convertible Bond, current
2019 Convertible Senior Notes	-	2,773,925
Less: issuance cost	-	(5,456)
	-	2,768,469

Convertible Bond, non-current
2019 Convertible Senior Notes	2,597,403	-
Less: issuance cost	(25,284)	-
	2,572,119	-

On March 18, 2014, the Company issued Convertible Senior Notes due 2019 with principal amount of US$400 million (the "Notes"). The Notes bear interest at a rate of 2.25% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The Notes will mature on April 1, 2019. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date.

Upon conversion, the Company will deliver, for each US$1,000 dollars principal amount of converted Notes, a number of ADSs, each representing twenty Class A common shares of YY Inc., par value of US$0.00001 per share, equal to the conversion rate.

The conversion rate will initially be 9.0334 ADSs per US$1,000 dollars principal amount of Notes (equivalent to an initial conversion price of approximately US$110.70 per ADS).

The net proceeds to the Company from the issuance of the Notes were US$390.8 million. Debt issuance costs were US$9.2 million which are being deferred and amortized to interest expense from the issuance date (March 18, 2014) to the first put date of the Notes (April 1, 2017).

The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company’s future unsecured indebtedness of the Company that is not so subordinated, (3) junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries and VIEs .

The value of the Notes is initially measured by the cash received and is subsequently stated at amortized cost. As of December 31, 2015 and 2016, RMB2.6 billion (US$397 million) and RMB 2.8 billion (US$399 million) has been accounted for as the value of the Notes in non-current liabilities and current liabilities respectively.

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

The contingent redemption option is assessed in accordance with ASC 815. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

Conversion

The Holders may convert their Notes in integral multiples of US$1,000 dollars principle amount at an initial conversion rate of 9.0334 ADS, at any time prior to the maturity date of April 1, 2019. Upon conversion of the Notes, the Company will deliver shares of the Company’s ADS. The conversion rate is subject to adjustment in certain events, including, but not limited to, the issuance of certain share dividends on the Class A common shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers (as defined in the Indenture of the 2019 Convertible Senior Notes). In addition, upon a make-whole fundamental change (as defined in the Indenture of the 2019 Convertible Senior Notes), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

In accordance with ASC 815, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815 is met as the conversion option is considered indexed to the entity’s own stock and classified in shareholders’ equity.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature (“BCF”), as of commitment date as defined in ASC 470. There was no BCF attributed to the Notes as the set conversion price for the Notes was greater than the fair value of the common share price on the date of issuance.

F - 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

17.	Convertible bonds (continued)

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature: (Continued)

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change, the number of shares issuable upon conversion will be increased. Upon occurrence of such adjustment, the Company will have to assess the contingent BCF using a measurement date upon issuance of the Notes. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815, and therefore the Company concludes that this feature is also considered indexed to its own shares.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded as reduction to the convertible bonds and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835.

Interest expense recognized during the years ended December 31, 2015 and 2016 was RMB74,786 and RMB81,085.

18.	Cost of revenues

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Revenue sharing fees and content costs	1,133,984	2,343,224	3,790,624
Bandwidth costs	345,913	570,169	651,652
Salary and welfare	131,773	198,153	232,497
Depreciation and amortization	59,817	145,135	173,048
Payment handling costs	55,101	104,849	67,474
Business tax and surcharges	49,233	27,794	44,659
Share based compensation	18,037	23,963	15,894
Other costs	55,291	166,457	127,582

Total	1,849,149	3,579,744	5,103,430

19.	Other income

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Government grants	5,570	79,541	128,550
Others	749	2,759	954

Total	6,319	82,300	129,504

F - 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax

(i) Cayman Islands (“Cayman”)

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) BVI

Duowan BVI is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

(iii) Hong Kong profits tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the years ended December 31, 2014, 2015 and 2016.

(iv) PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, and qualified software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years.

The Group’s PRC entities provided for enterprise income tax as follows:

•	From 2014 to 2016, Guangzhou Huaduo accrued the EIT at a tax rate of 15% as a result of HNTE status.

•	Guangzhou Huanju Shidai reported tax loss from 2010 to 2013. On December 31, 2013, Guangzhou Huanju Shidai was granted the qualification as a software enterprise and started to enjoy the zero preferential tax rate beginning from 2014 and 12.5% preferential tax rate beginning from 2016.

•	Other PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

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

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from the Group’s PRC subsidiaries and VIEs to the Group’s oversea companies.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2015 and 2016 are approximately RMB3,090,721 and RMB4,784,432, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2015 and 2016.

F - 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Current income tax expenses	(200,034)	(203,366)	(288,282)
Deferred income tax benefits	45,751	25,039	7,768
Income tax expense for the year	(154,283)	(178,327)	(280,514)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	13.1%	14.0%	11.6%
Effect of tax-exempt entities	1.1%	(1.6)%	(1.7)%
Effect of change in tax rate	-	0.5%	-
Permanent differences (i)	(3.5)%	(3.8)%	(1.1)%
Change in valuation allowance	(0.4)%	(1.7)%	(1.5)%
Effect of Super Deduction available to the Group	2.0%	2.3%	2.0%
Effective income tax rate	(12.7)%	(15.3)%	(15.7)%

(i) Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share based compensation costs and expenses incurred by subsidiaries and VIEs.

F - 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2015 and 2016 are as follows:

	December 31,
	2015	2016
	RMB	RMB

Deferred tax assets, current:
Deferred revenue	46,830	55,484
Allowance for doubtful accounts receivable, accrued expense and others not currently deductible for tax purposes	83,503	65,721
Valuation allowance	(13,412)	(13,896)
Total current deferred tax assets, net	116,921	107,309

Deferred tax assets, non-current:
Tax loss carried forward	39,904	66,816
Deferred revenue	1,414	1,800
Impairment of investment	1,698	7,949
Others	251	753
Valuation allowance (i)	(39,904)	(66,816)
Total non-current deferred tax assets, net	3,363	10,502

Deferred tax liabilities, non-current:
Related to acquired intangible assets	16,817	3,281
Others	-	4,777
Total non-current deferred tax liabilities, net	16,817	8,058

(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Tax loss carry forwards

As of December 31, 2016, the Group had tax loss carry forwards of approximately RMB295,238, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Amount
RMB

2017	-
2018	9,428
2019	28,373
2020	78,713
2021	178,724
Total	295,238

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax years from 2010 to 2016 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2016.

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

On May 4, 2014 and March 5, 2015, the Company’s board of directors approved two share repurchase programs (the “Share Repurchase Program”) respectively, pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$200 million in total of the Company’s outstanding ADSs for a period not to exceed twelve (12) months from the date of approval by board of directors. For the year ended December 31, 2015, the Company had repurchased under the Share Repurchase Program an aggregate of 3,092,556 ADSs, representing 61,851,120 Class A common shares at an average price of US$54.82 per ADS, or US$2.74 per Class A common share, for aggregate consideration of US$169.5 million. Pursuant to ASC 505, since the shares were repurchased for constructive retirement, the excess of repurchase price over par value was recorded as deduction of additional paid-in capital upon the repurchase date.

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

During the year ended December 31, 2016, 11,887,180 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units and 10,000,000 Class B common shares were converted to Class A common shares.

As of December 31, 2016, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 750,115,028 Class A common shares and 359,557,976 Class B common shares had been issued and outstanding, respectively.

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

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the years ended December 31, 2014, 2015 and 2016:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, vested and exercisable, December 31, 2013	13,222,005	0.0059	4.40	33,162
Exercised	(5,841,660)	0.0057	3.24

Outstanding, vested and exercisable, December 31, 2014	7,380,345	0.0061	3.52	22,959
Exercised	(6,611,970)	0.0061	2.46

Outstanding, vested and exercisable, December 31, 2015	768,375	0.0067	2.99	2,395
Exercised	(234,720)	0.0067	2.00

Outstanding, vested and exercisable, December 31, 2016	533,655	0.0067	1.98	1,048

F - 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(a)	Share options (continued)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2014, 2015 and 2016 and the exercise price.

Upon the completion of the IPO, the fair value of share options granted to a non-employee with nil exercise price was assessed to be equivalent to the fair value of the Company’s common share. These share options were remeasured at the stock price of the Company’s common share as of December 31, 2015 and 2016.

The total intrinsic value of options exercised during the year ended December 31, 2014, 2015 and 2016 amounted to RMB134,844, RMB122,956 and RMB3,270, respectively. Since all the share options have been vested, no share based compensation expense related to share options were incurred for the years ended December 31, 2014, 2015 and 2016.

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

The following table summarizes the restricted shares activity for the years ended December 31, 2014, 2015 and 2016:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, December 31, 2013	4,673,725	0.6144
Forfeited	(159,410)	0.9362
Vested	(4,514,315)	0.6030

Outstanding, December 31, 2014, 2015 and 2016	-	-

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2014, 2015 and 2016, the Company recorded share based compensation of RMB3,771 , nil and nil, respectively, using the graded-vesting method for employees and non-employee.

F - 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(c)	Restricted Share Units

On September 16, 2011, the board of directors of the Company approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of the Company resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of the Company.

Prior to December 31, 2013, the Company granted 57,310,210 restricted share units to employees and 48,000 restricted share units to non-employee pursuant to the 2011 Share Incentive Plan.

During the years ended December 31, 2014, 2015 and 2016, the Company granted restricted share units to employees of 9,912,595, 16,012,644 and 1,530,008 respectively pursuant to the 2011 Share Incentive Plan.

No restricted share units were granted to non-employees during the year ended December 31, 2014, 2015 and 2016.

The following table summarizes the restricted share units activity for the years ended December 31, 2014, 2015 and 2016:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, December 31, 2013	44,302,600	0.9639

Granted	9,912,595	3.5805
Forfeited	(3,125,430)	1.1859
Vested	(12,283,670)	1.0144

Outstanding, December 31, 2014	38,806,095	1.5984

Granted	16,012,644	3.3358
Forfeited	(7,312,548)	1.8920
Vested	(11,222,589)	1.4374

Outstanding, December 31, 2015	36,283,602	2.3535

Granted	1,530,008	1.8618
Forfeited	(4,628,202)	2.7386
Vested	(12,229,688)	2.0151

Outstanding, December 31, 2016	20,955,720	2.4320

Expected to vest at December 31, 2016	20,568,083	2.4312

F - 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Share based compensation (continued)

(c)	Restricted Share Units (continued)

For the years ended December 31, 2014, 2015 and 2016, the Company recorded share based compensation of RMB130,718 , RMB152,205 and RMB143,350, using the graded-vesting attribution method.

As of December 31, 2016, total unrecognized compensation expense relating to the restricted share units was RMB127,905. The expense is expected to be recognized over a weighted average period of 0.96 years using the graded-vesting attribution method.

(d)	Share based awards granted to an employee of a subsidiary

The Company completed a business combination in 2014 by acquiring 100% of equity interests in two vocational training companies, namely Xingxue and Beijing Huanqiu Chuangzhi Software Co., Ltd.. In 2015, the Company granted share based awards of Xingxue to one of Xingxue's key employee (the “Employee”).

Under the arrangements entered into by the Company and the Employee, the Employee was granted 20% of Xingxue’s equity interests with immediate effect and entitled to purchase additional equity interests of Xingxue subject to the achievement of certain financial performance metrics of Xingxue (“call option”). These awards were regarded as share based awards with performance conditions. The Company would recognize compensation cost for awards with performance conditions if and when the Company concluded that it was probable that the performance condition would be achieved.

In 2015 and 2016, the Company recorded share based compensation of RMB32,593 and RMB13,364 respectively for the share based awards granted to the Employee.

(e)	Other share based compensation

For the years ended December 31, 2014, 2015 and 2016, the Company recorded share based compensation of RMB143, RMB574 and RMB572 for restricted shares to the founder of a subsidiary of a variable interest entity.

F - 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2014, 2015 and 2016 are calculated as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Numerator:
Net income attributable to the Company	1,064,472	1,033,243	1,523,918
Interest expenses of convertible notes	-	-	81,085
Numerator for diluted income per share	1,064,472	1,033,243	1,605,003

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,153,140,699	1,125,189,978	1,127,343,312
Dilutive effect of share options	10,372,442	2,711,486	684,455
Dilutive effect of restricted shares	2,604,789	-	-
Dilutive effect of restricted share units	32,425,543	22,929,699	15,816,362
Dilutive effect of convertible bonds	-	-	72,267,200
Denominator for diluted calculation	1,198,543,473	1,150,831,163	1,216,111,329

Basic net income per Class A and Class B common share	0.92	0.92	1.35
Diluted net income per Class A and Class B common share	0.89	0.90	1.32
Basic net income per ADS*	18.46	18.37	27.04
Diluted net income per ADS*	17.76	17.96	26.40

*	Each ADS represents 20 Class A common shares.

The weighted average number of common shares outstanding which could potentially dilute basic earnings per share in the future related to the 2019 Convertible Senior Notes was 72,267,200 and 72,267,200 for the years ended December 31, 2015 and 2016 respectively. The 2019 Convertible Senior Notes were included in the computation of diluted earnings per share in 2016 because the inclusion of such instrument would be dilutive, while it was excluded in 2015 and 2014 because the inclusion of such instrument would be anti-dilutive.

F - 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group

Guangzhou Shanghang Information Technology Co., Ltd. (“Guangzhou Shanghang”)	Controlled by a principal shareholder of the Company
Guangzhou Chenjun Equity Investment Limited Partnership (“Guangzhou Chenjun”)	Equity investment
Bigo Inc. (“Bigo”)	Significant influence exercised by Mr. David Xueling Li (the “Chairman”)
Shanghai Yaoyu Culture Media Co., Ltd.(“Shanghai Yaoyu”)	Cost investment with significant influence
Shanghai Rongyi Culture Development Co., Ltd.(“Shanghai Rongyi”)	Cost investment with significant influence
Guangzhou Kuyou Information Technology Co., Ltd.(“Guangzhou Kuyou”)	Equity investment
Xingxue(1)	Equity investment

(1) Xingxue became the Group’s equity investment in December 2016.

F - 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Related party transactions (continued)

During the years ended December 31, 2014, 2015 and 2016, significant related party transactions are as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Online games revenue shared from related parties	65,247	163,912	100,078
Bandwidth service provided by Guangzhou Shanghang	42,470	74,661	96,224
Loan to related parties	1,500	159,000	44,500
Partial disposal of an equity investment to Guangzhou Chenjun	-	-	33,750
Partial disposal of a subsidiary to Guangzhou Chenjun	-	-	24,394
Payment on behalf of related parties, net of repayments	61,000	(60,870)	10,699
Repayment of loans from related parties	1,500	160,000	-
Sales of equipment to Bigo	-	12,058	-
Purchase of operating rights for game broadcasting from Shanghai Yaoyu	-	11,486	-
Purchase of operating rights for licensed games from related parties	6,836	10,022	-
Others	1,563	9,095	13,573

As of December 31, 2015 and 2016, the amounts due from/to related parties are as follows:

	December 31,
	2015	2016
	RMB	RMB

Amounts due from related parties
Due from Guangzhou Chenjun	-	58,144
Due from Bigo	-	31,528
Due from Xingxue	-	20,000
Due from Shanghai Rongyi	-	13,000
Others	5,297	12,573

Total	5,297	135,245

Amounts due to related parties
Due to Xingxue	-	42,128
Due to Guangzhou Kuyou	9,017	30,996
Due to Shanghang	10,167	10,925
Others	5,733	7,196

Total	24,917	91,245

The other receivables/payables from/to related parties are unsecured and payable on demand.

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2016 except for two available-for-sale investments and contingent consideration.

F - 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2015 and December 31, 2016:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total

Assets
Investments:
Available-for-sale securities	-	-	6,117	6,117

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total

Assets
Investments:
Available-for-sale securities	182,480	-	6,117	188,597

The available-for-sale security classified in level 3 represented investment in the redeemable preferred shares of a private company. There was no significant changes in fair value of the investment from the investment date to December 31, 2016.

The following table presents the changes in level 3 instruments (except for the available-for-sale security classified in level 3, which had no significant changes in fair value) for the years ended 31 December, 2015 and 2016.

Contingent consideration in relation to business acquisitions
RMB

Balance as of December 31, 2014	183,000
Acquisition of Beifu in 2015 (Note 4)	107,306
Fair value change of contingent consideration in 2015	(290,306)
Balance as of December 31, 2015 and 2016	-

As for contingent consideration in relation to business acquisitions, the Company used the Trinomial Tree model in determining the fair value of the contingent consideration. In applying this model, the Company performed scenario analysis and the fair value of the contingent consideration was determined based on present value of the total contingent consideration under different scenarios and the probability of each scenario. The following table summarizes the factors that the Company used to discount the contingent consideration in relation to acquisition in future years to its present value upon the acquisition date,

Initial recognition of contingent consideration in relation to business acquisitions	Risk free interest rate	Discount rate
Acquisition of Beifu	3.81%	18%

F - 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Fair value measurements (continued)

Pursuant to ASC 805, subsequent measurement for changes in the fair value of contingent consideration after the acquisition date can be divided into two categories.

i.	Additional information about facts and circumstances that existed at the acquisition date that the acquirer obtained after that date;
ii.	Changes resulting from events after the acquisition date.

According to the relevant acquisition agreements, actual financial performance in specific years may result in subsequent changes to the contingent consideration. Unless the change is due to additional information about facts already existed at the acquisition date, these changes should be regarded as resulting from events after the acquisition date and do not constitute measurement period adjustments. Therefore, the second category will be applied to the Company. The Company will re-measure the fair value of the liability recognized for the contingent consideration at each reporting date until the contingency is resolved. For the year ended December 31, 2015 and 2016, the Company recorded a change in fair value of the contingent consideration of RMB290,306 and nil in other expense pursuant to ASC 805.

Apart from the contingent consideration in relation to business acquisitions and available-for-sale investment, the Company’s other financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds are recorded at cost which approximates fair value. The fair value of convertible bonds is within level 2 of the fair value hierarchy.

26.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total office rental expenses under all operating leases were RMB28,144, RMB53,674 and RMB76,753 for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, future minimum payments under non-cancellable operating leases consist of the following:

Office rental
RMB

2017	41,848
2018	28,335
2019	1,876
2020 and after	444
72,503

(b)	Capital commitment

As of December 31, 2016, the Group had outstanding capital commitments totaling RMB144,301, which consisted of capital expenditures.

(c)	Litigation

In October 2014, Guangzhou NetEase Computer System Co., Ltd. (“NetEase”) brought a copyright infringement claim against the Group in the Intermediate People’s Court of Guangzhou, alleging that the Group’s live game broadcasting program has infringed the copyright of one of their online games called Fantasy Westward Journey. The claimant is seeking RMB100 million for their potential damages, requesting YY to cease the copyright infringement practices and apologize publicly. Up to the date of this report, there has been no judgement from the court yet. The Group is not able to make a reliable estimate of the potential loss, if any, at this stage.

F - 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

27.	Subsequent events

(a)Repurchase of the Notes

The Notes were redeemable at the holders’ option on April 1, 2017 (Note 17). US$399 million aggregate principal amount of the Notes are redeemed on April 1, 2017. The Company has accepted the repurchase and forwarded cash in payment of the repurchase price to the paying agent for distribution to the holders who had exercised the option. Following the repurchase, US$1 million aggregate principal amount of the Notes remains outstanding and will be due in 2019.

(b)Change in segment reporting

Considering that the online education business is becoming insignificant to the Group, the Company decided that the financial performance of 100 Education will no longer be presented for CODM's review separately in the Group's internal reporting from the first quarter of 2017. As a result, 100 Education will cease to be a separate operating segment starting from the first quarter of 2017.

(c)Loan agreements

On January 19, 2017, the Group entered into a loan agreement with a bank, pursuant to which the Group borrowed a loan with a principal amount of US$30 million within a credit facility of US$80 million. The annualized interest rate of the loan is 3-month LIBOR plus 1.5%, accruing from draw-down. The draw-down of US$30 million took place on March 8, 2017 and shall be repaid before March 1, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until March 13, 2018.

On February 17, 2017, the Group entered into a loan agreement with a bank, pursuant to which the Group borrowed a loan with a total principal amount of US$60 million within a credit facility of US$80 million. The annualized interest rate of the loan is 3-month LIBOR plus 0.85%, accruing from draw-down. The first draw-down of US$45 million took place on March 21, 2017 and the second draw-down of US$15 million took place on March 30, 2017. The loan shall be repaid before February 9, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until February 23, 2018.

28.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately RMB2,685,373 and RMB2,678,921 as of December 31, 2015 and 2016, respectively. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2016 and the condensed financial information of the Company are required to be presented (Note 30).

F - 70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting

Prior to 2015, the Group’s internal reporting to the CODM had not distinguish cost and expenses among segments. Hence, the Group had only one operating segment prior to 2015.

Starting from the first quarter of 2015, in order to better evaluate the Group’s business performance and better allocate resources the CODM began to review YY IVAS and others, Huya broadcasting, and 100 Education separately.

In June 2016, the Group revamped the branding from YY IVAS to YY Live. Therefore, the segment of “YY IVAS and others” was renamed as “YY Live”. For the year ended December 31, 2015 and 2014, net revenues of “YY IVAS” and “others” were presented to the CODM’s review separately. Following the revamp of the branding, net revenues of “YY Live” as a whole are presented to the CODM’s review. Segment presentation for the year ended December 31, 2015 and 2014 have been updated to be consistent with the segment presentation for the year ended December 31, 2016.

The CODM assesses the performance of the operating segments mainly based on net revenues, gross profit/loss, operating income/loss of each reporting segment. Net revenues, gross profit/loss and operating income/loss of YY Live, Huya broadcasting and 100 education are presented for the CODM’s review separately. Segmental information for prior periods was prepared and presented on the same basis as 2016 for comparative information purpose.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

F - 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

The following table presents summary information by segment:

For the year ended December 31, 2016:

	YY Live	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	6,235,249	791,978	-	7,027,227
Online games	634,325	-	-	634,325
Membership	284,860	-	-	284,860
Others	91,985	4,926	160,727	257,638

Total net revenues	7,246,419	796,904	160,727	8,204,050

Cost of revenues(1)	(3,942,201)	(1,053,257)	(107,972)	(5,103,430)

Gross profit / (loss)	3,304,218	(256,353)	52,755	3,100,620

Operating expenses(1)
Research and development expenses	(519,401)	(125,308)	(30,521)	(675,230)
Sales and marketing expenses	(278,296)	(49,490)	(59,482)	(387,268)
General and administrative expenses	(402,072)	(45,211)	(35,154)	(482,437)
Goodwill impairment	(3,861)	-	(13,804)	(17,665)
Fair value change of contingent consideration	-	-	-	-

Total operating expenses	(1,203,630)	(220,009)	(138,961)	(1,562,600)

Gain on deconsolidation and disposal of subsidiaries	103,960	-	-	103,960
Other income	129,504	-	-	129,504
Operating income / (loss)	2,334,052	(476,362)	(86,206)	1,771,484

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	11,367	4,203	324	15,894
Research and development expenses	58,271	14,352	6,193	78,816
Sales and marketing expenses	2,826	281	-	3,107
General and administrative expenses	32,888	13,192	13,389	59,469

Share based compensation expenses	105,352	32,028	19,906	157,286

F - 72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

For the year ended December 31, 2015:

	YY Live	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	4,183,533	356,324	-	4,539,857
Online games	771,882	-	-	771,882
Membership	291,310	-	-	291,310
Others	170,426	-	123,774	294,200

Total net revenues	5,417,151	356,324	123,774	5,897,249
Cost of revenues(1)	(2,798,064)	(655,066)	(126,614)	(3,579,744)

Gross profit / (loss)	2,619,087	(298,742)	(2,840)	2,317,505

Operating expenses(1)
Research and development expenses	(445,411)	(66,538)	(36,850)	(548,799)
Sales and marketing expenses	(253,129)	(24,469)	(35,272)	(312,870)
General and administrative expenses	(240,536)	(25,869)	(92,069)	(358,474)
Goodwill impairment	(128,034)	-	(182,090)	(310,124)
Fair value change of contingent consideration	107,306	-	185,165	292,471

Total operating expenses	(959,804)	(116,876)	(161,116)	(1,237,796)
Other income	82,300	-	-	82,300
Operating income / (loss)	1,741,583	(415,618)	(163,956)	1,162,009

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	22,077	1,497	389	23,963
Research and development expenses	59,400	4,754	6,797	70,951
Sales and marketing expenses	3,119	164	-	3,283
General and administrative expenses	51,260	3,302	32,613	87,175

Share based compensation expenses	135,856	9,717	39,799	185,372

F - 73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

29.	Segment Reporting (continued)

For the year ended December 31, 2014:

	YY Live	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	2,322,008	153,371	-	2,475,379
Online games	811,699	-	-	811,699
Membership	205,199	-	-	205,199
Others	185,141	-	950	186,091

Total net revenues	3,524,047	153,371	950	3,678,368

Cost of revenues(1)	(1,586,933)	(248,154)	(14,062)	(1,849,149)

Gross profit / (loss)	1,937,114	(94,783)	(13,112)	1,829,219

Operating expenses(1)
Research and development expenses	(362,352)	(47,765)	(21,071)	(431,188)
Sales and marketing expenses	(97,983)	(4,399)	(145)	(102,527)
General and administrative expenses	(200,535)	(20,954)	(1,530)	(223,019)

Total operating expenses	(660,870)	(73,118)	(22,746)	(756,734)

Other income	6,319	-	-	6,319

Operating income / (loss)	1,282,563	(167,901)	(35,858)	1,078,804

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya broadcasting	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	16,552	1,185	300	18,037
Research and development expenses	47,315	1,895	4,931	54,141
Sales and marketing expenses	2,803	4	-	2,807
General and administrative expenses	57,938	1,660	49	59,647

Share based compensation expenses	124,608	4,744	5,280	134,632

F - 74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements

The condensed financial statements of YY Inc. have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting. Such investments to subsidiaries are presented on the balance sheet as “Interests in subsidiaries and VIEs” and the profit of the subsidiaries is presented as “Share of profit of subsidiaries and VIEs” in the statement of operations and comprehensive income.

For the VIEs, where the Company is the primary beneficiary, the amount of the Company’s investment is included in the balance sheet as “Interests in subsidiaries and VIEs” and the profit of the VIEs is included in “Share of profit of subsidiaries and VIEs” in the statement of operations and comprehensive income.

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

As of December 31, 2015 and 2016, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

F - 75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements (continued)

(a)	Condensed balance sheets of YY Inc. as of December 31, 2015 and 2016

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Amounts due from a subsidiary	1,881,616	1,947,080	280,438

Non-current assets
Interests in subsidiaries and VIEs	3,944,457	5,883,684	847,426

Total non-current assets	3,944,457	5,883,684	847,426
Total assets	5,826,073	7,830,764	1,127,864

Liabilities and shareholders’ equity
Current liabilities
Interests payable	14,795	15,800	2,276
Convertible bonds(1)	-	2,768,469	398,742

Non-current liabilities
Convertible bonds(2)	2,572,119	-	-
Total liabilities	2,586,914	2,784,269	401,018
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 728,227,848 shares issued and outstanding as of December 31, 2015 and 750,115,028 shares issued and outstanding as of December 31, 2016)	43	44	6
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 369,557,976 shares issued and outstanding as of December 31, 2015 and 359,557,976 shares issued and outstanding as of December 31, 2016)	27	26	4
Additional paid-in capital	2,011,799	2,165,766	311,935
Retained earnings	1,263,675	2,787,593	401,497
Accumulated other comprehensive (loss)/income	(36,385)	93,066	13,404

Total shareholders’ equity	3,239,159	5,046,495	726,846

Total liabilities and shareholders’ equity	5,826,073	7,830,764	1,127,864

(1) Convertible bonds classified in current liabilities represent Convertible Senior Notes which may be redeemed within one year.

(2) Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, the Company retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

F - 76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Additional information – condensed financial statements (continued)

(b) Condensed statements of operations and comprehensive income of YY Inc. for the years ended December 31, 2014, 2015 and 2016

	For the year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				(Note2(e))

Share of profit of subsidiaries and VIEs	1,121,079	1,108,029	1,605,003	231,170
Interest expense	(56,607)	(74,786)	(81,085)	(11,679)

Income before income tax expenses	1,064,472	1,033,243	1,523,918	219,491

Net income	1,064,472	1,033,243	1,523,918	219,491

Other comprehensive income/(loss) :
Unrealized gain of available-for-sales securities	-	-	134,768	19,411
Foreign currency translation adjustments, net of nil tax	3,638	4,414	(5,317)	(766)

Comprehensive income	1,068,110	1,037,657	1,653,369	238,136

(c)	Condensed statements of cash flows of YY Inc. for the years ended December 31, 2014, 2015 and 2016

	For the year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
				(Note2(e))

Cash flows from investing activities
Loan to a subsidiary	(2,412,290)	-	-	-

Net cash used in investing activities	(2,412,290)	-	-	-

Cash flows from financing activities
Proceeds from issuance of convertible bonds	2,412,290	-	-	-

Net cash provided by financing activities	2,412,290	-	-	-

Net increase in cash and cash equivalents	-	-	-	-
Cash and cash equivalents at the beginning of the year	-	-	-	-

Cash and cash equivalents at the end of the year	-	-	-	-

F - 77