Form 20-F
period 2017-12-31
YY Inc.
filed 2018-04-26
CIK 1530238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………..

For the transition period from	to

Commission file number:	001-35729

YY INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District Guangzhou 511442 The People’s Republic of China
(Address of principal executive offices)

Bing Jin,

Chief Financial Officer,

Tel: +86 (20) 8212-0088, E-mail: jinbing@yy.com, Fax: +86 (20) 8212-0887
Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road,

Nancun Town, Panyu District
Guangzhou 511442

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

Class A common shares, par value US$0.00001	The NASDAQ Stock Market*

per share

*	Not for trading, but only in connection with the listing on The NASDAQ Stock Market of the American depositary shares (“ADSs”). Currently, one ADS represents 20 Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 945,245,908 Class A common shares, par value US$0.00001 per share, and 317,982,976 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2017.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2013 and 2014 and our consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Beginning in 2016, we changed our revenues presentation to live streaming, online games, membership and others. As a result, we also retrospectively changed the revenue presentation for the year ended December 31, 2015, 2014 and 2013. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(All amounts in thousands, except share, ADS, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenue(1)
Live streaming	904,042	2,475,379	4,539,857	7,027,227	10,670,954	1,640,096
Online games	602,111	811,699	771,882	634,325	543,855	83,589
Membership	141,238	205,199	291,310	284,860	197,561	30,365
Others	176,077	186,091	294,200	257,638	182,422	28,038
Total net revenues	1,823,468	3,678,368	5,897,249	8,204,050	11,594,792	1,782,088
Cost of revenues (2)	(881,999)	(1,849,149)	(3,579,744)	(5,103,430)	(7,026,402)	(1,079,938)
Gross profit	941,469	1,829,219	2,317,505	3,100,620	4,568,390	702,150
Operating expenses:(2)
Research and development expenses	(267,005)	(431,188)	(548,799)	(675,230)	(781,886)	(120,174)
Sales and marketing expenses	(24,955)	(102,527)	(312,870)	(387,268)	(691,281)	(106,248)
General and administrative expenses	(200,554)	(223,019)	(358,474)	(482,437)	(544,641)	(83,710)
Goodwill impairment	—	—	(310,124)	(17,665)	(2,527)	(388)
Fair value change of contingent consideration	—	—	292,471	—	—	—
Total operating expenses	(492,514)	(756,734)	(1,237,796)	(1,562,600)	(2,020,335)	(310,520)
Gain on deconsolidation and disposal of subsidiaries	—	—	—	103,960	37,989	5,839
Operating income	476,033	1,078,804	1,162,009	1,771,484	2,699,231	414,866
Income before income tax expenses	565,809	1,214,480	1,162,512	1,783,811	2,891,178	444,369
Net income attributable to YY Inc.	477,727	1,064,472	1,033,243	1,523,918	2,493,235	383,207
Weighted average number of ADS used in calculating net income per ADS:
Basic	56,123,784	57,657,035	56,259,499	56,367,166	59,323,007	59,323,007
Diluted	59,056,065	59,927,174	57,541,558	60,805,566	60,831,887	60,831,887
Net income per ADS(3)
Basic	8.51	18.46	18.37	27.04	42.03	6.46
Diluted	8.09	17.76	17.96	26.40	41.33	6.35
Weighted average number of common shares used in calculating net income per common share:
Basic	1,122,475,688	1,153,140,699	1,125,189,978	1,127,343,312	1,186,460,144	1,186,460,144
Diluted	1,181,121,297	1,198,543,473	1,150,831,163	1,216,111,329	1,216,637,741	1,216,637,741
Net income per common share(3)
Basic	0.43	0.92	0.92	1.35	2.10	0.32
Diluted	0.40	0.89	0.90	1.32	2.07	0.32

(1)	For the year ended December 31, 2016, revenue presentation has been changed to live streaming, online games, membership and others. We also have retrospectively changed the revenue presentation for the years ended December 31, 2013, 2014 and 2015.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	9,860	18,037	23,963	15,894	42,759	6,572
Research and development expenses	39,587	54,141	70,951	78,816	122,348	18,805
Sales and marketing expenses	1,318	2,807	3,283	3,107	4,417	679
General and administrative expenses	66,331	59,647	87,175	59,469	88,137	13,546
Total	117,096	134,632	185,372	157,286	257,661	39,602

(3)	Each ADS represents 20 Class A common shares.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Operations Data:
Cash and cash equivalents	729,598	475,028	928,934	1,579,743	2,617,432	402,292
Short-term deposits	1,432,863	4,214,576	1,894,946	3,751,519	6,000,104	922,199
Restricted short-term deposits	—	—	—	—	1,000,000	153,697
Short-term investments	—	—	—	—	124,550	19,143
Goodwill	1,577	300,382	151,638	14,300	11,716	1,801
Total assets*	2,597,947	6,820,519	7,302,754	9,785,792	14,458,719	2,222,265
Convertible bonds (current)**	—	—	—	2,768,469	—	—
Total current liabilities	701,313	1,090,558	1,384,414	4,690,448	3,145,799	483,499
Convertible bonds (non-current)	—	2,405,705	2,572,119	—	6,536	1,005
Long-term payable	—	183,000	—	—	—	—
Total mezzanine equity	—	—	61,833	9,272	524,997	80,691
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 622,658,738, 706,173,568, 728,227,848 , 750,115,028 and 945,245,908 shares issued and outstanding as of December 31, 2013, 2014, 2015, 2016 and 2017 respectively)	38	43	43	44	57	9
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 485,831,386, 427,352,696, 369,557,976 , 359,557,976 and 317,982,976 shares issued and outstanding as of December 31, 2013, 2014, 2015,2016 and 2017 respectively)	34	30	27	26	23	4
(Accumulated deficits) Retained earnings	(874,697)	173,963	1,207,168	2,728,736	5,218,110	802,009
Total shareholders’ equity	1,887,209	3,090,164	3,246,819	5,052,555	10,712,859	1,646,538

*	Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, we retrospectively reclassified RMB42.3 million and RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2014 and December 31, 2015, respectively.

**	Convertible bonds classified in current liabilities represent convertible senior notes which may be redeemed within one year.

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate on December 29, 2017 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 20, 2018, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

As the online live streaming industry in China is relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. Furthermore, some of our current monetization methods are in a relatively preliminary stage. For example, if we fail to properly manage the supply and timing of our in-game virtual items and the appropriate price points for these products and services, our users may be less likely to purchase in-game virtual items from us. For non-game virtual items, we consider industry standards and expected user demand in determining how to most effectively optimize virtual item merchandizing. We cannot assure you that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.

We have experienced a period of significant rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to develop new sources of revenue, increase monetization, attract new users, retain and expand paying users, encourage additional purchases by our paying users, continue developing innovative products, services and technologies in response to user demand, increase brand awareness through marketing and promotional activities, react to changes in user access to and use of the internet, expand into new market segments, integrate new devices, platforms and operating systems, develop new advertising and promotion methods, attract new advertisers and retain existing advertisers and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above or achieve any of the above in a cost-effective manner.

To manage our growth and maintain profitability, we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and financial systems, procedures and controls on an as-needed basis. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, performers, third party game developers, advertisers media platforms and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our future business strategies, and failure to do so may materially and adversely affect our business and results of operations.

We cannot guarantee that we will be able to successfully carry out our overseas expansion strategy. We will face certain risks inherent in doing business internationally, including but not limited to: difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences; challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; dependence on local platforms in marketing our international products and services overseas; challenges in selecting suitable geographical regions for international business; political or social unrest or economic instability; compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and increased costs associated with doing business in foreign jurisdictions.

We are a relatively young company, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries in China with limited operating histories may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

We expect that we will continue to incur significant costs and expenses in many aspects of our business, such as sales and marketing expenses to acquire users and raise our brand awareness, as well as research and development costs to update existing services and launch new services and rising bandwidth costs to support our video function, grow our user base and generally expand our business operations. We have been profitable since 2012 and achieved accumulated profitability since 2014, but we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support our anticipated future growth and meet our expanded reporting and compliance obligations as a public company.

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

Historically, a substantial majority of our revenues are from live streaming service, online games, and membership subscription fees. In the year ended December 31, 2017, revenues from live streaming, online games and membership subscription fees constituted 98.4% of our total net revenue, with revenues from live streaming alone accounting for 92.0% of our total net revenue. We expect that our business will continue to be dependent on revenues from live streaming services in the future. Any decline in live streaming revenues may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.

Our live streaming platforms enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. However, because a majority of the communications on our platforms is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platforms. These issues exist on YY Client, YY.com, Huya.com, Duowan.com, 100.com and our other websites and mobile applications. If any content on our platforms is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platforms, and may be subject to similar fines and penalties in the future. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, if they find that we have not adequately managed the content on our platforms, PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Information Security and Censorship” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights.”

The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We operate YY Live and Huya platform, our live streaming platforms using a virtual items-based revenue model whereby users can listen to music and access other forms of entertainment, participate in or watch online dating shows, watch shows that deliver financial news and information, and get access to the live streaming of different game plays for free, and have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2017, revenues from live streaming contributed 92.0% of our total net revenues. Our live streaming business has experienced significant growth in recent years, but we cannot assure you that we will continue to achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

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

We generate a significant portion of our online games revenues from a limited number of popular online games, most of which are PC-based online games. Due to the increasing popularity of mobile online games, our online game business sector faces a weak PC-based online game market. If we cannot continue to offer popular PC-based online games that retain existing players or attract new players, if the PC-based online game market continues to remain weak or shrink, if we are unable to successfully develop or source new online games, in particular mobile online games, if the terms of the revenue-sharing or exclusive license arrangements become less favorable, or if the number of our paying users for online games declines or ceases to grow for any reason, or if the average revenue per paying user for online games declines or ceases to grow for any reason, our revenues from online games may decrease, and our financial condition and results of operations may be materially and adversely affected

We generate a significant portion of our online game revenues from a limited number of popular online games on YY, primarily through selling of game tokens to users for their purchase of in-game virtual items. In 2017, the five most popular online games contributed approximately 35.7% of our total online game revenues, as compared to 37.2% in 2016, representing a decrease in reliance on our top games. A majority of our popular online games are created by third party game developers under revenue-sharing arrangements that typically last one to two years, and which typically provide for automatic extension or renewal. A few of our online games are licensed to us by third party game developers under exclusive license arrangements. If we fail to maintain or renew these contracts on acceptable terms or at all, we may be unable to continue offering these popular online games, and our operating results will be adversely affected. For online games licensed to us under exclusive license arrangements, we also have to devote additional resources to promoting these games on our platforms or licensing such games to the appropriate third party operators. If our users decide to access any of our online games through our competitors, or if they prefer other online games hosted by our competitors, our operating results could be materially and adversely affected.

Our revenues from online games accounted for 13.1%, 7.7% and 4.7% of our total net revenues in 2015, 2016 and 2017, respectively. We believe that most online games have a limited commercial lifespan. We must continually source new online games that appeal to our game players. Hence, we must maintain good relationships with our third party game developers to have access to new popular games with reasonable revenue-sharing or exclusive licensing terms. Under most of our current revenue-sharing and exclusive license arrangements, we retain a majority of the gross revenues generated from each particular game. In the future, we may not be able to achieve similarly attractive revenue-sharing or other commercial terms, which may adversely affect our net revenues. Additionally, we depend upon these third party game developers to provide the technical support necessary to operate their online games on our platforms and to develop updates and expansion packs to sustain player interest in a game. Most of our third party game developers have limited operating histories and financial resources, and the contracts we enter into with them do not clearly provide for remedies to us in the event they fail to deliver the games or the promised updates and expansion packs as scheduled.

If we are not successful in sourcing and providing popular new online games, our revenues from online games under revenue-sharing and exclusive licensing arrangements and in-game virtual items may decrease. If this were to happen, our financial condition and results of operations may be adversely affected.

Our online education business is a challenging business line, which may continuously require further investment, our profitability may be adversely affected in the future.

Competition in the education market in China is intense. Traditional offline education institutions and practitioners are still the mainstream that appeals to most students. However, online education service providers have grown in number, size and popularity in the recent years, and are getting accepted by more and more students. Many traditional offline education service providers are also trying to start their online business. If we cannot provide services differentiated from these competitors, we may not attract or retain sufficient users and our financial condition and results of operations could be adversely affected. In addition, our online education business is still in developing, which may continuously require further investment, our profitability may be adversely affected in the future.

We generate a portion of our revenues from online advertising and promotion. If we fail to attract more advertisers to our platforms or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

In 2015, 2016 and 2017, online advertising and promotion accounted for 1.1%, 0.5% and 1.0%, respectively, of our total net revenues. Although we have become less dependent upon online advertising and promotion revenues due to a shift in the majority of our revenues from online advertising and promotion to live streaming service, our revenues still partly depend on the continual development of the online advertising industry in China and advertisers’ allocation of budgets to internet advertising and promotion. In addition, companies that decide to advertise or promote online may utilize more established methods or channels for online advertising and promotion, such as more established Chinese internet portals or search engines, over advertising and promotion on our platforms. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising and promotion revenues and our profitability and prospects could be adversely affected.

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

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 120,020,001 common shares. Under our 2011 share incentive plan, or the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. As of March 31, 2018, options to purchase 154,535 common shares, 1,684,572restricted shares and 39,168,468 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan. In addition, our controlling subsidiary, HUYA Inc. adopted its 2017 share incentive plan, or HUYA Amended and Restated 2017 Plan, in July 2017 and amended and restated in March 2018. Under this HUYA Amended and Restated 2017 Plan, HUYA Inc. is authorized to grant options, restricted shares and restricted share units to purchase or receive a maximum of 28,394,117 HUYA Inc.’s class A ordinary shares. As of March 31, 2018, options to purchase 17,529,555 HUYA Inc.’s class A ordinary shares and 3,655,084 HUYA Inc.’s restricted share units have been granted. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of mobile active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The number of our mobile average monthly active users increased by 36.6% to 76.5 million for the three months ended December 31, 2017.

However, the number of our mobile monthly active users may substantially fluctuate from time to time. If we are unable to attract new users and retain them as active users and convert non-paying active users into paying users, our revenues may fail to grow and our results of operations and financial condition may suffer.

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

In relation to our live streaming business, our competitors primarily include Kuaishou, Momo, Douyin, Huoshan, DouyuTV.com, Yingke (Ingkee), Huajiao, Kuwo Fanxing, Now Zhibo and Yizhibo. We also compete for online games revenues with other game companies, and online advertising and promotion revenues with other internet companies that sell online advertising services in China.

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

Pursuant to the Provisions on Administration over the Internet User Public Account Information Services, which was promulgated by the State Internet Information Office on September 7, 2017 and became effective on October 8, 2017, we have required all of our users who publish information via our platform to provide the identity information and mobile phone number, but users who do not publish or release information via our platform are not required or obligated to undergo real-name verification under the current valid regulation. Therefore we cannot and do not track all the number of unique paying users. Instead, we track the number of registered user accounts, active users, paying users and unique visitors. We calculate certain operating metrics in the following ways: (a) the number of registered user accounts is the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration, (b) the number of active users is the cumulative number of user accounts at the end of the relevant period that have signed onto our platforms at least once during the relevant period, (c) the number of paying users is the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platforms at least once during the relevant period, and (d) the number of unique visitors is the number of visits to Duowan.com from specific IP addresses for the relevant period, with each IP address counting as a separate unique visitor. The actual number of unique individual users, however, is likely to be lower than that of registered user accounts, active users, paying users and unique visitors, potentially significantly, for three primary reasons. First, each individual user may register more than once and therefore have more than one account, and sign onto each of these accounts during a given period. For example, a user may (a) create separate accounts for community and personal use and log onto each account at different times for different activities or (b) if he or she lost his or her original username or password, he or she can simply register again and create an additional account. Second, we experience irregular registration activities such as the creation of a significant number of improper user accounts by a limited number of individuals, which may be in violation of our policies, including for the purpose of clogging our network or posting spam to our channels. We believe that some of these accounts may also be created for specific purposes such as to increase the number of votes for certain performers in various contests, but the number of registered user accounts, paying users and active users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Third, each individual user may access Duowan.com from more than one IP address; although subsequent visits from the same IP address do not add to our total unique visitors count, each new IP address used by an individual would be counted as a different unique visitor to Duowan.com. For example, a user would be counted as a unique visitor three times if he or she accessed Duowan.com from the user’s home computer, office computer and mobile phone. Thus, the respective number of our registered user accounts, active users, paying users and unique visitors may overstate the number of unique individuals who register on our platforms, sign onto our platforms, purchase virtual items or other products and services on our platforms and access Duowan.com, respectively which may lead to an inaccurate interpretation of our average revenue per paying user metric.

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

An increasing number of users are accessing our platforms through mobile devices, and we consider the rise of mobile-based business to be a general trend. We have been taking measures to expand our success from PC-based products and services to the mobile platform. In 2010, we introduced Mobile YY, our music and entertainment mobile application. In the second half of 2016, along with our transition into a live streaming platform, we rebrand Mobile YY into YY Live APP, a mobile application for our YY Live platform. We also have introduced Huya APP, a mobile application for our Huya platform. In addition, we have launched several other mobile applications over the years, including, among others, Xunhuan for online dating shows and Zhiniu for financial news and analysis. Our mobile applications in aggregate, have contributed 53.4% of the total revenue generated from our live streaming services in the fourth quarter of 2017, compared to 49.6% in the same period of 2016. We have also developed numerous mobile applications for other parts of our business. An important element of our strategy is to continue to develop and enhance mobile applications to capture a greater share of the growing number of mobile users.

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

Furthermore, as new mobile devices and operating systems are continually being released, it is difficult to predict the problems we may encounter in developing and updating versions of our products and services for use on these devices and operating systems, and we have devoted, and expect to continue to devote, significant resources to create, support and maintain these services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. In addition, the lower resolution, functionality and memory associated with some mobile devices make the use of our products and services through such devices more difficult and the versions of our products and services we develop for these devices may fail to attract users. Manufacturers or distributors may establish unique technical standards for their devices and, as a result, our mobile applications may not work or be viewable on these devices. Meanwhile, new social platforms or services may emerge which are specifically created to function on mobile operating systems, whereas our platforms were originally designed to be accessed from PCs. Such new entrants may operate more effectively on mobile devices than our mobile applications do.

Due to the increasing importance of mobile-based business, any of the above may have a material adverse effect on our business, financial condition and results of operations.

The development of mobile technology and applications as a substitute for PC-based technology and applications may adversely affect our existing business, and in turn our revenues and financial performance.

In recent years, the development of mobile technology and application, such as increased speed and stability of mobile network and enhancement of mobile devices, allows performers, content providers and other users to broadcast simply with a mobile device instead of relying on PC-based or other more complicated devices. Due to the portability and affordability of mobile devices, mobile live streaming is more diversified and spontaneous as compared to online live streaming on PC-based platforms. We believe that such innovation brings opportunities as well as challenges for our business.

Although we believe that our mobile application has some unique features and is competitive in the market, the industry is new and we expect the competition to be intensive. Since mobile live steaming is more diversified and spontaneous, our experience in content organization and interaction on PC platforms may not satisfy the mobile users, we may hence fail to attract or retain such mobile users.

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

One of our core values is to focus on user experience and satisfaction, which we believe is essential to our success and serves the best, long-term interests of our company and our shareholders. Therefore, we have made, and may make in the future, significant investments or changes in strategy that we think will benefit our users, even if our decision negatively impacts our operating results in the short term. For example, in order to provide users of YY Client with uninterrupted entertainment options, we do not place significant advertising on YY Client. While this decision adversely affects our operating results in the short-term, we believe it enables us to provide higher quality user experience on YY Client, which will help us expand and maintain our current large user base and create better monetizing potential in the long term. In addition, this philosophy of putting our users first may also negatively impact our relationships with advertisers or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

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

Third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement or other claims against us. In addition, content generated through our platforms, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible and online games being streamed live, recorded or made accessible on our live streaming platforms. We generated 92.0% of our total net revenues in 2017 from live streaming services.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. For example, Guangzhou NetEase Computer System Co., Ltd., or NetEase, has initiated a lawsuit against us in Guangzhou in October 2014, claiming the infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in the amount of RMB100 million. In 2017, Guangzhou Intellectual Property Court ordered us to compensate NetEase in an amount of RMB20.0 million. This judgment is not final and has been appealed to the appellate court. Although we believe that the claim is unjustified and commercially motivated, if the final outcome of the proceeding is unfavorable to us, we may suffer considerable damage to our financial position and reputation. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. The “knows or should reasonably have known” element would be fulfilled under some statutorily specified circumstances. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after receiving notification from the legal right holders. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider’s servers. On the other hand, to our knowledge, there is currently no precedent or settled court practice which provides clear or potential guidance as to whether or to what extent a real-time online platform such as YY would be held liable for the unauthorized posting or live performances of copyrighted content by our users. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights.”

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

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the Nasdaq Global Select Market, the ability of users to access our platforms in the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of December 31, 2017, we had registered 246 domain names, including YY.com, Huya.com, Zhiniu8.com, Duowan.com, 100.com and Chinaduo.com, 427 software copyrights and other copyrights, 233 patents and 752 trademarks and service marks in China and overseas. In addition, as of December 31, 2017, we had filed 1,028 patent applications covering certain of our proprietary technologies and 567 trademark applications in China and overseas.

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

If we fail to maintain and enhance our brands or to effectively promote our products and acquire new users, or if we incur excessive expenses in these effort, our business, results of operations and prospects may be materially and adversely affected.

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

We may lose control of our controlling subsidiary, HUYA Inc. which may materially and adversely affect our results of operations.

In March 2018, our controlling subsidiary HUYA Inc. entered into definitive agreements for its series B equity financing with Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited, or Tencent. Pursuant to these agreements, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares in HUYA Inc. to reach 50.1% of HUYA Inc.’s total voting power. If Tencent chooses to exercise such purchase right, we will lose effective control over HUYA Inc. As a result, we will no longer consolidate the financial results of HUYA Inc. financial results into our financial statements, and our results of operations as shown in our financial statements will be adversely affected. As of the date of this annual report, we still have the majority of voting power in and effective control over HUYA Inc.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, our executive officers and key employees hold the equity interests in Beijing Tuda Science and Technology Co., Ltd., or Beijing Tuda, Guangzhou Huaduo Network Technology Co., Ltd., or Guangzhou Huaduo, Guangzhou Bilin Online Information Technology Co., Ltd. (formerly known as Beijing Bilin Online Information Technology Co., Ltd.), or Bilin Online, and Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, our PRC consolidated affiliated entities. In particular, Mr. David Xueling Li, our co-founder, chairman and acting chief executive officer, owns 97.7% of Beijing Tuda’s equity interests and 99% of Bilin Online’s equity interests. Mr. Li and Beijing Tuda also own 0.5% and 99.0% of Guangzhou Huaduo’s equity interests, respectively, which in turn owns 99.01% of Guangzhou Huya’s equity interests. Rongjie Dong, CEO of HUYA Inc., owns 0.99% of Guangzhou Huya’s equity interests through his wholly owned subsidiary Guangzhou Qinlv Investment Consulting Co., Ltd., or Guangzhou Qinlv. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

We may be exposed to cyber security risk.

Computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises our user data, including identification or contact information, although there has not been any compromise in the past. Any disruption to our computer systems could have a material adverse effect on our on-site operations and ability to retain and attract users.

Our results of operations are subject to substantial quarterly and annual fluctuations due to seasonality.

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during school holidays and certain parts of the school year, and advertising revenues tend to be lower during the Chinese New Year season, which negatively affects our cash flow for those periods. We may also experience a reduction in active users in the third quarter of each year because a significant portion of our users are students, and as the new school year begins, student access to computers and the internet are affected. Internet usage and the rate of internet growth may also be expected to decline during the summer school holidays as some students lose regular internet access. Furthermore, the number of paying users of our live streaming platform correlates with the marketing campaigns and promotional activities we conduct which coincide with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first quarter.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2017. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries, Guangzhou Huanju Shidai Information Technology Co., Ltd., or Guangzhou Huanju Shidai, Huanju Shidai Technology (Beijing) Co., Ltd., or Beijing Huanju Shidai, and Guangzhou Huya Technology Co., Ltd., or Huya Technology, are each considered a wholly foreign owned enterprise. We conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiaries, Beijing Huanju Shidai and Huya Technology, our major PRC consolidated affiliated entities, Guangzhou Huaduo, Beijing Tuda and Guangzhou Huya, and Guangzhou Huaduo, Beijing Tuda and Guangzhou Huya’s shareholders. As a result of these contractual arrangements, we exert control over our major PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the consolidated affiliated entities are attributed to us. In addition, we conduct the Bilin business, a mobile instant communication application and its related business line, through contractual arrangements among our PRC subsidiary, Bilin Changxiang, our PRC consolidated affiliated entity, Bilin Online, and Bilin Online’s shareholder. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda.”

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

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or PRC consolidated affiliated entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC consolidated affiliated entities, shutting down our servers or blocking our platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC consolidated affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities. Our PRC consolidated affiliated entities contributed substantially all of our consolidated net revenues in the years ended December 31, 2015, 2016 and 2017.

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

As of March 31, 2018, Mr. David Xueling Li, our co-founder, chairman and acting chief executive officer, and his affiliates, held 76.0% of the total voting power. Mr. Li and Beijing Tuda together hold 99.5% of the equity interest in Guangzhou Huaduo and Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Guangzhou Huaduo in turn owns 99.01% of Guangzhou Huya’s equity interests.  Guangzhou Huaduo, Beijing Tuda and Guangzhou Huya are our major variable interest entities. Mr. David Xueling Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Messrs. Rongjie Dong could violate the terms of his non-compete or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, our major shareholder who beneficially owned 10.5% of our outstanding shares as of March 31, 2018, has delegated the voting rights of the shares that he holds in our Company to Mr. Li. Mr. Lei is active in making investments in internet companies in China and currently holds direct and indirect interests in Xiaomi and iSpeak, which competes with certain of our lines of business, and other entities which may have businesses that compete with ours. Xiaomi is a mobile phone and smart appliances manufacturer and internet value-added service provider directly invested by Mr. Lei, which has started offering online performance and live broadcasting services recently. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our major PRC consolidated affiliated entities, Guangzhou Huaduo, Beijing Tuda, Bilin Online and Guangzhou Huya, such entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platforms and important to the operation of our business. If any one of Guangzhou Huaduo, Beijing Tuda, Bilin Online and Guangzhou Huya goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any one of Guangzhou Huaduo, Beijing Tuda, Bilin Online and Guangzhou Huya undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Beijing Huanju Shidai, our wholly owned subsidiary in China, and the shareholders of Guangzhou Huaduo, Beijing Tuda and Bilin Online, our variable interest entities, or VIEs, each shareholders of each variable interest entities agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE’s performance of their obligations under the relevant contractual arrangements. In addition, pursuant to the equity interest pledge agreements between Guangzhou Huya, Huya Technology and the shareholders of Guangzhou Huya, each shareholder of Guangzhou Huya agrees to pledge its equity interests in Guangzhou Huya to our subsidiary to secure Guangzhou Huya’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAIC. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Beijing Huanju Shidai represents 100% of the registered capital of Guangzhou Huaduo and Beijing Tuda, and those pledged to Bilin Changxiang represents 100% of the registered capital of Bilin Online. The aggregate amount of registered equity interests pledged to Huya Technology represents 100% of the registered capital of Guangzhou Huya. The equity interest pledge agreements with each of the VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

The internet industry in China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” Guangzhou Huaduo, Guangzhou Huya and our other PRC consolidated affiliated entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services. For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. An online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. Prior to February 2016, an educational website operator shall obtain approvals from the local education authorities. Prior to July 2010, specific approvals on online bulletin board services were also required for the provision of BBS services. Each of Guangzhou Huaduo and Guangzhou Huya has obtained a valid ICP License for provision of internet information services, a Radio and Television Program Production and Operating Permit and an Internet Culture Operation License for online games and music products. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. On January 1, 2015, Guangzhou Huaduo was granted a License for surveying and mapping, covering online map service. On January 17, 2013 and January 16, 2014, we were granted permission by relevant authorities to provide online education content on edu.YY.com and 100.com, respectively. In the fourth quarter of 2014, we acquired Beijing Huanqiu Xingxue Technology Development Co., Ltd., or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., or Beijing Chuangzhi, which operated Edu24oL.com, an online education website that is an online vocational training and language training platform, and Beijing Xingxue held an ICP License and a Publication Operating License for the operation of Edu24oL.com. In the fourth quarter of 2016, we sold majority equity interests in Beijing Xingxue and cease to consolidate financial results of Beijing Xingxue. In addition, Zhuhai Huanju Entertainment has obtained a valid ICP License for provision of internet information services, an Internet Culture Operation License for online games and music products, and a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. These licenses or permits are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

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

Guangzhou Huaduo, Beijing Tuda and Guangzhou Huya are our major variable interest entities. Mr. David Xueling Li and Beijing Tuda, together hold 99.5% of the equity interest in Guangzhou Huaduo and Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Guangzhou Huaduo in turn owns 99.01% of Guangzhou Huya’s equity interests, which is our variable interest entity. Rongjie Dong, CEO of HUYA Inc., owns 0.99% of Guangzhou Huya’s equity interests through his wholly-owned subsidiary Guangzhou Qinlv. Besides Guangzhou Huaduo, Beijing Tuda and Guangzhou Huya, Bilin Online is also our variable interest entity, which was acquired in August 2015 and is currently 99% held by Mr. Li. Mr. Li is a co-founder and shareholder of our company. The interests of Mr. Li as the controlling shareholder of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of our VIEs may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, Mr. Li will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Li may breach or cause Guangzhou Huaduo, Beijing Tuda, Guangzhou Huya, Bilin Online and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. Li may encounter in his capacity as a shareholder or director of our VIEs, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Mr. Li to cause him to transfer all of his equity ownership in Guangzhou Huaduo, Beijing Tuda, Bilin Online or Guangzhou Huya to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huaduo, Beijing Tuda, Bilin Online or Guangzhou Huya could then appoint a new director of Guangzhou Huaduo, Beijing Tuda, Bilin Online or Guangzhou Huya to replace the existing directors. In addition, if such conflicts of interest arise, Beijing Huanju Shidai and Huya Technology, our wholly owned PRC subsidiaries, could also, in the capacity of attorney-in-fact for Mr. Li as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huaduo or Beijing Tuda to replace the existing directors. The same mechanism is also applicable to Bilin Online and Guangzhou Huya. We rely on Mr. Li to comply with the laws of China, which protect contracts and provide that co-founder and chairman owe a duty of loyalty to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on Mr. Li to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view toward our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Mr. Li, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our third party game developers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties’ legal rights or violate any regulatory requirements. We regularly identify irregularities or non-compliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at approximately 14 different locations for daily operations and certain other properties serving as dormitories and canteens in China, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

In addition, we allow providers of some online services, such as online education and financial services, to establish channels on our platforms. The online service providers and the producers of content on our platforms may be required to meet specific qualifying standards, evidenced by approvals, permits or certificates, and to comply with various requirements when conducting business. We cannot predict if any non-compliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations.

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

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Each of our PRC subsidiaries, Beijing Huanju Shidai, Guangzhou Huanju Shidai and Huya Technology, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	We only have contractual control over our platforms. Guangzhou Huaduo and Guangzhou Huya, our PRC consolidated affiliated entity, owns our platforms due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If either one of Guangzhou Huaduo and Guangzhou Huya breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC consolidated affiliated entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” In addition, although we currently have a real-name registration system in place for our online games in strict compliance with the relevant PRC regulations, we are currently not required by PRC law to ask users for their real name and personal information when they register for a YY user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration on our platforms in the future. In late 2011, for example, the Beijing municipal government required microbloggers in China to implement real-name registration for all of their registered users. If we were required to implement real-name registration on YY, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, or the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Games Measures, which became effective on August 1, 2010 and subsequently amended on December 15, 2017. The Online Games Measures provide that any entity engaging in online game operation activities shall obtain the Internet Culture Operation License and must meet certain requirements such as minimum registered capital and shall conduct online game operation within the approved business scope. Online game developers are generally involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks in our operation of online games. The Guangzhou branch of the MOC has confirmed that such outsourcing and cooperation activities are not considered conducting online game operation activities, and that online game developers do not have to obtain the Internet Culture Operation License in accordance with the Online Games Measures. However, due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, there are still uncertainties on the MOC’s interpretation and implementation of these measures. If the MOC determines in the future that such qualifications or requirements apply to the online game developers for their involvement in the online game operations, we may have to terminate our revenue-sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

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

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Furthermore, internet content providers who have broadcasted objectionable contents on one platform may be prohibited from broadcasting on all onlive live steaming platforms, and such prohibition should be adhered to by all other online streaming platforms. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation.”

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

Since our inception, we have worked closely with relevant government authorities to monitor the content on our platforms and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to timely determine in all cases the types of content that could result in our liability as an internet operator, and if any of our internet content is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platforms or for content we distribute that is deemed inappropriate. For example, we have previously been subject to a few warnings and fines in an aggregate amount of RMB0.5 million in 2017 for having inappropriate content on our platforms. Although we corrected these non-compliances and undertook measures to prevent the recurrence of such instances, it may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third party partners and developers, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content uploaded to our website and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content. Users may upload content or images containing copyright violations and other illegal content and we may be subject to claims or become involved in litigation proceedings. As a result, our reputation, business and results of operations may be materially and adversely affected.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, renewed its qualification as a high and new technology enterprise, or HNTE, as of December 9, 2016 and, subject to the approval of an annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for three years, from 2016 through 2018. In addition, Guangzhou Huanju Shidai has been recognized as a software enterprise since 2013, and is therefore entitled to a two-year exemption from enterprise income tax followed by three years at 50% of the standard enterprise income tax rate starting from 2014, the first profit-making year. Furthermore, Guangzhou Huanju Shidai was entitled to a preferential income tax rate of 10% in 2016 due to its “Key Software Enterprise” status designated by the relevant government authorities. Guangzhou Huanju Shidai intends to file with the local tax authority for the preferential tax rate of 10% for a “Key Software Enterprise” in 2017, and will be subject to relevant governmental authorities’ assessment. However, if either Guangzhou Huaduo or Guangzhou Huanju Shidai fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25%, which could materially and adversely affect our financial condition and results of operations.

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

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

Our PRC resident shareholders, Mr. David Xueling Li and Jun Lei, had registered with the local SAFE branch in relation to our existing private placement financings by the end of 2011 as required by the SAFE regulations, and had subsequently filed amendments to update their registrations reflecting shareholding changes in our company resulting from our initial public offering in March 2015. Since there remains uncertainty with respect to the interpretation and implementation of Circular No. 37, and we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations, including but not limited to any delay in subsequent filings, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of public offerings to make additional capital contributions or loans to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entities. We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our public offerings, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the MOFCOM or its local counterpart.

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

The Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, promulgated by the SAFE and became effective on June 9, 2016 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2017, appropriations to statutory reserves amounting to RMB62.7 million were made by eleven of our PRC consolidated affiliated entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our common shares from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

It is likely that we would be considered ultimately controlled by Chinese parties, as Mr. David Xueling Li, our co-founder, chairman and acting chief executive officer, and his respective affiliates, together held approximately 76.0% of the total voting power of our company as of March 31, 2018. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the Internet content and other Internet value-added service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all, and our business and financial condition may be materially and adversely affected.

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

The daily closing trading prices of our ADSs ranged from US$38.10 to US$121.62 in 2017. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2018, we had 965,928,668 Class A common shares and 297,982,976 Class B common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States holders of our ADSs or common shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Guangzhou Huaduo, Beijing Tuda, Bilin Online and Guangzhou Huya as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Assuming that we are treated as owning Guangzhou Huaduo, Beijing Tuda, Bilin Online and Guangzhou Huya for United States federal income tax purposes, we do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2017, and do not anticipate becoming a PFIC in future taxable years. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or common shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a “mark-to-market” election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. holders to make such election. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares if we are treated as a PFIC for our current taxable year ending December 31, 2018 or any future taxable year (including the possibility of making a “mark-to-market” election and the unavailability of an election to treat us as a qualified electing fund). For more information see “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2018, Mr. David Xueling Li and his respective affiliates, held 76.0% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of a Cayman Islands company may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Unlike many jurisdictions in the United States, Cayman Islands law does not generally provide for shareholder appraisal rights on an approved arrangement and reconstruction of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror gives you additional consideration if you believe the consideration offered is insufficient. Moreover, holders of our ADSs are not entitled to appraisal rights under Cayman Islands law. ADS holders that wish to exercise their appraisal or dissentient rights must convert their ADSs into our Class A common shares by surrendering their ADSs to the depositary and paying the ADS depositary fee.

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

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us or our directors or officers judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us or our directors or officers, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying disputes provided that such judgment (i) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (ii) is final; (iii) is not in respect of taxes, a fine or penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events are also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance requirements. However, the NASDAQ Global Select Market permit a foreign private issuer like us to follow certain corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance requirements.

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee be an independent director. Currently, the chairman of our compensation committee, Mr. David Xueling Li, is not an independent director. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance requirements applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

Our current holding company, YY Inc., was incorporated in July 2011 as an exempted company with limited liability in the Cayman Islands. The corporate affairs of YY Inc. are governed by the memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. Through a share exchange on September 6, 2011, the shareholders of Duowan BVI exchanged all of their outstanding common and preferred shares in Duowan BVI for common and preferred shares of YY Inc. on a pro rata basis. No additional consideration was paid in connection with the share exchange. As a result, Duowan BVI became a wholly owned subsidiary of YY Inc.

In October 2013, we established Guangzhou Juhui Information Technology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In April 2014, we established Guangzhou Huanju Media Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In the fourth quarter of 2014, Guangzhou Huaduo acquired 100% of the equity interests in both Beijing Huanqiu Xingxue Technology Development Co., Ltd, or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., which operate the online education website Edu24oL.com, an online vocational training and language training platform. In addition, we acquired 100% of the equity interests in both Zhengrenqiang and His Partners Education Technology (Beijing) Co., Ltd., which was later renamed 100-Online Education Technology (Beijing) Co., Ltd., or 100-Online, a company specializing in providing preparation courses for the International English Language Testing System, or IELTS, which is an English language proficiency test, and Beijing Dubooker Culture Communication Co., Ltd., or Dubooker, a language education publisher. In the fourth quarter of 2016, we sold majority equity interests in Beijing Xingxue following which we hold 33.14% of equity interests in Beijing Xingxue. We dissolved Dubooker and 100-Online in October 2016 and January 2017, respectively.

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

In the first quarter of 2015, Duowan BVI established and became a limited partner holding 93.5% equity interests of, Engage Capital Partners I, L.P., which is a private equity fund registered in the Cayman Islands. In June 2015, as a limited partner holding 93.5% equity interests, Guangzhou Huaduo established Shanghai Yilian Equity Investment Partnership (LP), a private equity fund registered in China. In June 2017, Guangzhou Huaduo established and became a limited partner holding 99% equity interests of Guangzhou Yilian Yixing Equity Investment Partnership(LP), a private equity fund registered in the China.

In May 2015, we established Zhuhai Huanju Interactive Entertainment Technology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In July 2015, we established Guangzhou Huanju Electronic Commerce Co., Ltd., which aims to engage in e-commerce business as a wholly owned subsidiary of Guangzhou Huaduo.

In August 2015, Duowan BVI acquired 55.05% of the equity interests in BiLin Information Technology Co., Ltd., or BiLin Cayman, a company incorporated in the Cayman Islands that develops and operates instant voice chatting applications for mobile devices. BiLin Cayman is the sole shareholder of BiLin Information Technology Co., Limited, which is in turn the sole shareholder of Bilin Changxiang. Bilin Changxiang entered into a series of contractual arrangements with Bilin Online, and its shareholders, through which Bilin Changxiang exercises effective control over the operations of Bilin Online. In the first quarter of 2018, we acquired the minority equity interests in BiLin Cayman, and BiLin Cayman became a wholly owned subsidiary of Duowan BVI.

In January 2016, we established Guangzhou Huanju Microfinance Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In April 2016, we established Guangzhou Sanrenxing 100-EducationTechnology Co., Ltd., which is 70% directly owned by Guangzhou Huaduo.

In August 2016, we established Guangzhou Huya, which is 100% directly owned by Guangzhou Huaduo. In 2017, Guangzhou Huaduo transferred 0.99% of the equity interest of Guangzhou Huya to Guangzhou Qinlv, which is wholly owned by Mr. Rongjie Dong, the CEO of HUYA Inc. In December 31, 2016, we completed transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our game live streaming business to Guangzhou Huya.

In December 2016, we established Guangzhou Wanhe Technology Co., Ltd., which is 100% directly owned by Guangzhou Huaduo.

In 2017, we established HUYA Inc., Huya Limited, a wholly owned subsidiary of HUYA Inc. in Hong Kong and Guangzhou Huya Technology Co., Ltd., or Huya Technology, wholly-owned by Huya Limited. In July 2017, Huya Technology, Guangzhou Huya and its shareholders, Guangzhou Huaduo and Guangzhou Qinlv, entered into a series of VIE agreements, through which Huya Technology exercises effective control over the operations of Guangzhou Huya. Guangzhou Huya has obtained the licenses to provide internet-related service in the PRC. On March 8, 2018, we and HUYA Inc., through our respective PRC affiliated entities, entered into a non-compete agreement. Pursuant to this non-compete agreement, we agree not to compete with HUYA Inc. in certain areas of its core business, for a term of four years from the date of this non-compete agreement. Please refer to the exhibit 4.38 for details of the non-compete agreement.

In July 2017, HUYA Inc. issued series A shares to a group of investors for an aggregate amount of US$75 million. In March 2018, HUYA Inc. issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares at a price of approximately US$7.16 per share for a cash consideration of US$461.6 million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited. Pursuant to the agreements entered into in this series B financing transaction, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase at the then fair market price additional shares to reach 50.10% of the voting powers in HUYA Inc. As part of the Series B-2 financing transaction, Tencent and HUYA Inc., through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to this business cooperation agreement, the parties agreed to establish strategic cooperation in various aspects regarding game live streaming business and other game related business. Currently, HUYA Inc. is in the process of completing its initial public offering and listing on the New York Stock Exchange. As of the date of this annual report, we hold more than 50% of voting power in HUYA Inc. and consolidate its results.

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

In March 2014, we issued an aggregate of US$400 million 2.25% convertible senior notes due in 2019. Proceeds from the sale of the notes are expected to be used for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses. The notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will be convertible into our ADSs based on an initial conversion rate of 9.0334 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$110.7 per ADS and represents an approximately 35% conversion premium over the closing trading price of our ADSs on March 18, 2014, which was US$82.00 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The notes bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The notes will mature on April 1, 2019, unless earlier converted, redeemed for certain tax-related events or repurchased in accordance with their terms. On April 1, 2017, we purchased for cash the notes of an aggregate principal amount of US399.0 million. Following the settlement of the repurchase, US$1.0 million aggregate principal amount of the notes remain outstanding and will be due in 2019.

On March 5, 2015, our board of directors approved the 2015 Share Repurchase Plan, pursuant to which we may repurchase up to US$100 million in total of the our outstanding ADSs for a period not exceeding twelve (12) months from the date of approval by board of directors. The 2015 Share Repurchase Plan expired on March 5, 2016. On June 15, 2016, our board of directors approved another share repurchase plan, or the 2016 Share Repurchase Plan. Under the terms of the 2016 Share Repurchase Plan, we may repurchase up to US$200 million worth of our outstanding shares (including shares represented by ADSs) and our convertible senior notes due in 2019 from time to time for a period not to exceed twelve (12) months. Our 2016 Share Repurchase Plan expired on June 15, 2017. For the year ended December 31, 2017, no share was repurchased under the 2016 Share Repurchase Plan.

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

On August 21, 2017, we completed our registered follow-on public offering and over-allotment to the underwriters. We issued and sold a total of 6,612,500 ADSs in these transactions, representing 132,250,000 Class A common shares. We received the net proceeds of US$442.2 million, after deducting commissions and offering expenses.

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

B. Business Overview

Overview

YY is the No. 1 live streaming social media platform in China, as ranked by QuestMobile based on monthly and daily active user , as well as total time spent of users that directly accessed the platforms of the relevant industry players, in December 2017. We operate YY Live and Huya platform, which are leading live streaming and game live streaming platforms in China, respectively. Our highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities, including entertainment live streaming, game live streaming, games, e-learnings and etc. YY enables users to interact with each other in real-time through online live media, and offers users a uniquely engaging and immersive entertainment experience. Such experience in turn fuels further content creation, fostering a virtuous cycle that sustains our growth. We have a large and highly engaged user base. Our mobile products attracted 76.5 million average monthly active users in the fourth quarter of 2017, a 36.6% increase from the corresponding period in 2016.

Founded as an online game web portal in 2005, our company has transformed into a live streaming social media platform in the past decade. In July 2008, we launched our core product YY Client, a PC-based free software that allows users to create individual channels for any online live group activities that covers a broad range of interests and topics. To increase the accessibility and usage of YY Client, we introduced a mobile application, Mobile YY, in September 2010 and a browser-based version of our services in October 2012. To accelerate the monetization of our mobile platform, we introduced virtual item purchase functions on Mobile YY in October 2013. We also endeavor to diversify and expand the contents on our platform. For example, in February 2014, we launched a dedicated education platform, 100 Education, for our original education business. In the fourth quarter of 2014, we acquired two education businesses, focusing on online professional training and English language test preparation, respectively, to further expand our educational services offerings. Since the beginning of 2015, we have been operating our game live streaming business under a stand-alone brand, Huya, which includes Huya.com and its corresponding mobile application Huya APP. In August 2015, we launched a new brand, Zhiniu, with its own domain name Zhiniu8.com and mobile application Zhiniu Finance, for the finance related contents on our platforms. We also continue to innovate our products and services to attract younger generation users and to enhance user engagement and consumption on our live streaming social media platform. For example, with our YY Live 7.0, a milestone version of YY Live launched in the third quarter of 2017, we transformed the showcase-focused model of live streaming, where audiences watch the performance of the hosts in a more passive manner, to participant-focused live streaming, where audiences experience personalized interactions with their hosts and feel accompanied by their hosts in talent shows, exploration, sports events or games.

In addition to our continuous product innovation, the growth of our user base and increasing level of user engagement is also driven by the breadth of entertainment content and activities featured on our platform. We continuously expand our content categories to cover both traditional and popular genres such as music, dancing, talk shows and online games, as well as to feature emerging and long-tail categories such as outdoor, finance, sports and ACG (animations, comics and games). Our platform also features highly engaging activities to attract more users and to better engage them, including online dating shows, live performer battles, as well as trendy casual games collection platform Happy Go. Furthermore, we continued to increase user interaction and explore new monetization opportunities through innovative functionality. For example, in 2017, we embedded into our live showrooms a new functionality, Happy Contest¸ which enables live streaming hosts to connect and compete with each other across different showrooms.

Proprietary technology is the backbone of our services. YY’s superior user experience is supported by our highly scalable infrastructure throughout China, as well as our proprietary algorithms, software and mobile devices tailored for optimal live broadcasting performance. Our technology enables low latency, low jitter and low loss rates in delivering voice and video data, even with weak internet connection.

We pioneered the prevalent live streaming business model among leading industry players in China today. Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic use of our platforms is currently free to attract traffic, we monetize our user base mainly through sales of virtual gifts for live streaming. We believe that we will be able to capitalize on our large and highly engaged user base by exploring additional monetization opportunities and diversifying our revenue sources.

We also generate revenues through game token for online games, and our membership program whereby users pay a fixed fee to enjoy certain privileges and regular bonus packages. We primarily generate online advertising and promotion revenues from sales of various forms of advertising and provision of promotion campaigns on our live streaming platforms. In addition, we generated revenues from our online education platform through providing education services.

Our total net revenues were RMB5,897.2 million, RMB8,204.1 million and RMB11,594.8 million (US$1,782.1 million) in 2015, 2016 and 2017 respectively. We had a net income of RMB998.3 million, RMB1,511.6 million and RMB2,508.4 million (US$385.5 million) in 2015, 2016 and 2017, respectively.

Our Platforms

We currently offer live streaming services primarily through our YY Live platform and Huya platform.

YY Live

In June 2016, we revamped our online music and entertainment live streaming services to YY Live. With the increasing popularity of and growing contents in YY Live, it has been transformed into an interactive and comprehensive live streaming social media platform. Users of YY Live may enjoy the live streaming services on YY Live APP, YY Live website, or YY Client and stream the content in various channels, including, among others, music and dance show, talk show, outdoor activities, sports, anime and games.

Huya

In November 2014, we launched Huya broadcasting, with a focus on livestream of game playthroughs. After years of coverage expansion and user accumulation, Huya broadcasting has become a comprehensive live streaming platform covering online games, console games, mobile games, entertainments, sports and etc. Users of Huya broadcasting may access content on Huya through Huya APP, or Huya website, YY Client or Huya APP, Huya’s dedicated mobile application.

Our Products

We offer our services primarily through our YY Live platform and Huya platform. Users of our services could stream the contents on those two platforms through (i) our mobile applications, including, among others, YY Live APP and Huya APP, (ii) our websites, YY.com, Huya.com, and other PC website and web-based products, (iii) our PC client, YY Client, and (iv) our online game center on YY Client.

Mobile Applications

We develop mobile applications to provide a variety of live streaming contents to our users through mobile operating systems and make live streaming services available at finger tips. While we continue to develop and upgrade our platforms, we rebranded Mobile YY, our first and main mobile application, into YY Live APP, which primarily provides users access to our live streaming content offered on our YY Live platform. To better accommodate the increasing demands of our users to access more content on our YY Live platform, we developed a number of additional mobile applications, each of which dedicates to a specific type of content or functions. Users can access contents on our YY Live platform through all these mobile applications, and retrieve contents most suitable to individual preferences and interests.

In 2017, we developed a series of new features and functionalities into YY Live to attract younger generation users and to enhance user engagement and consumption on our live streaming social media platform. For example, we launched Accompany Me, an on-demand live streaming service that allows long-tail hosts to offer more customized services to users, including singing, dancing, chatting and other various forms, similar to a live streaming version of taxi-hailing. We also launched Happy Basketball, a casual game embedded with an augmented-reality feature that user can control the basketball shootings through their face movement.

Meanwhile, we further explored opportunities in the field of casual games to satisfy increasing demand arose out of users’ fragmented time. In the second quarter of 2017, we launched Happy Werewolf Kill, a small-room voice based online social game, which we further upgraded into a casual game collection platform Happy Go in the fourth quarter of 2017. We have introduced over 40 casual small games onto our Happy Go platform.

With the growth of users on our Huya platform, we launched Huya APP in 2014, for streaming comprehensive game live streaming contents and other entertainment live streaming contents operated under HUYA Inc.

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

Game Center on YY Client

The game center on YY Client currently primarily consists of a game lobby and VIP game access. The game lobby enables users to access various online games without downloading any additional client software. The VIP game access provides our users with access to new games being developed or tested by third party game developers, and afford game developers an opportunity to promote their games among our users as well as solicit user feedback on new games.

We conduct market research regarding trends and demand for online games and various types of in-game virtual items, and often work with third party game developers to develop and offer a wide range of in-game virtual items. We intend to continue to source popular online games to users on YY Client.

Websites

We develop and operate YY.com and Huya.com, two of our major PC websites. In addition, we also operate a series of other PC websites such as Zhiniu8.com, 100.com, Duowan.com and etc. Websites enable users to conduct real-time interactions and watch live streaming content through web browsers on both PC and mobile, without requiring any downloads or installations. Websites optimize YY technology for the web, transcending the limitations of operational systems and enabling real-time communications and live streaming on the web by simply clicking on a link.

Contents on Our Platforms

We offer various contents on our live streaming platforms, which cover a broad range of interests and topics. Through our mobile applications, websites and PC clients, users can stream the below contents on our live streaming platforms, YY Live and Huya platform.

•	Music, Dancing and Talk Shows. Users can watch music, dancing and talk shows on our live streaming platforms. Currently, music, dancing and talk shows related content is the largest contributor to our total revenues.

•	Game live streaming. Users livestream play-throughs of online games in a casual environment or during competitions. Professional game teams and commentators often attract more viewers, who may show support and appreciation by purchasing and giving virtual items to the commentators.

•	Dating Shows. Users host, participate or live stream dating shows through live video and audio communication, during which the participants and the audience can purchase and give virtual gifts to the host or other participants. The format of our online dating is based on a popular dating TV show in China.

•	Finance. Users interested in finance and investment can stream finance shows hosted by financial experts, which cover investment-related topics, including stock market trends and investment basics.

•	Outdoor Activities and Sports. Users can livestream outdoor activity shows, such as camping, hiking, travel and tourism, as well as professional sports shows such as basketballs, footballs and snookers.

•	ACG. Users can livestream activities related to the ACG (animations, comics and games) topics and themes. ACG live streaming contents are especially popular among younger generation of users.

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

Marketing Activities

Historically, we have incurred minimal marketing expenses for our platforms and have built a large community of users primarily through viral marketing, with word of mouth referrals and repeat user visits ultimately driven by user experience. Nowadays, we employ a variety of marketing activities to further promote our platforms, including advertising on news and social network media, search engines and web portals, cooperating with application distributors and hardware manufacturers, as well as participating and sponsoring offline exhibitions and industry summits. In 2017, we continued to explore innovative ways to enhance our user acquisition through various marketing activities, such as TV program, online entertainment variety show and drama, and offline channels.

Seasonality

Our results of operations of various products and services are subject to seasonal fluctuations. However, seasonal fluctuations have not posed material operational and financial challenges to us, as such periods tend to be brief and predictable.

Competition

We face competition in several major aspects of our business, particularly from companies that provide online live streaming businesses in terms of user traffic and user time spent. Our competitors primarily include Kuaishou, Momo, Douyin, Douyu and other live streaming platforms in China.

Technology and User Privacy Safety

Proprietary technology is the backbone of our services. We believe we are an industry leader in providing large-scale quality multi-user voice- and video-enabled online services in China, and we intend to continue to update our technology to maintain this leadership position. YY’s superior user experience is supported by our highly scalable infrastructure throughout China, as well as our proprietary algorithms, software and mobile devices tailored for optimal live broadcasting performance. Our technology enables low latency, low jitter and low loss rates in delivering voice and video data, even with weak internet connection.

Meanwhile, we dedicate significant resources to the goal of strengthening our live streaming communities through developing and implementing programs designed to protect user privacy, promote a safe environment, and ensure the security of user data. Specifically, we provide users with adequate notice as to what data are being collected. We undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

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

Large, dedicated cloud-based network infrastructure

Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 26,000 servers which are hosted in the data centers we lease from third parties throughout the country as of December 31, 2017. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China with ease and speed.

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

Research and Development Team

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. As of December 31, 2017, our research and development team consisted of 1,734 members. All of our service programs are designed and developed internally, including various interactive technologies. We expect to continue to develop all of our core technologies in-house.

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

Operation and Maintenance Team

As of December 31, 2017, approximately 141 technicians are dedicated to monitoring and maintaining our network infrastructure 24 hours a day, seven days a week. Our operation and maintenance team checks the voice and video data quality received by various users, the quality of user experience on our platforms and the proper functioning of our server equipment in our network, as well as contacting internet data center hosts to fix any issues located through such checks. Having launched more diversified and complex products and services for an increasing number of users, we raised new challenges to our operation and maintenance team, and rely on them to continue to provide live streaming services and online real-time interactions to our users.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others. As of December 31, 2017, we had registered 246 domain names, including YY.com, Huya.com, Zhiniu8.com, Duowan.com, 100.com and Chinaduo.com, 427 software copyrights and other copyrights, 233 patents and 752 trademarks and service marks in China and overseas. In addition, as of December 31, 2017, we had filed 1,028 patent applications covering certain of our proprietary technologies and 567 trademark applications in China and overseas.

PRC Regulation

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and online game operations, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or the MIIT;

•	the Ministry of Culture, or the MOC;

•	the General Administration of Press and Publication, or the GAPP;

•	the State Administration for Radio, Film and Television, or the SARFT;

•	State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT;

•	the National Copyright Administration, or the NCA;

•	the State Administration for Industry and Commerce, or the SAIC;

•	the State Council Information Office, or the SCIO;

•	the Ministry of Commerce, or the MOFCOM;

•	the Bureau of Protection of State Secrets;

•	the Ministry of Public Security; and

•	the State Administration of Foreign Exchange, or the SAFE.

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

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000 and have been subsequently amended respectively on July 29, 2014 and February 6, 2016, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2015 Amendment), implemented on March 1, 2016 attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently, through Guangzhou Huaduo and Guangzhou Huya, our PRC consolidated affiliated entities, hold ICP licenses, a sub-category of the value-added telecommunications business operation license, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT, which were last updated on February 1, 2018 and March 21, 2018, respectively.

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

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP license, from the relevant local authorities before engaging in the providing of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license. Both Guangzhou Huaduo and Guangzhou Huya, presently hold the ICP licenses on internet and mobile network information services issued by the Guangdong branch of the MIIT, which were last updated on February 1, 2018 and March 21, 2018 respectively.

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

We, through Guangzhou Huaduo, obtained an Internet Publishing License for the publication of online games and mobile phone games, which was last updated in November 2016. For more information on the pre-approval by the GAPP, see “—Regulation on Online Games and Foreign Ownership Restrictions.”

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

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online gaming industry, and granted the GAPP the authority to issue approvals for the internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (b) subject to the MOC’s overall administration, GAPP is responsible for the pre-examination and approval of the internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of SAPPRFT, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions. On November 7, 2011, Guangzhou Huaduo obtained an Internet Publishing License for the publication of online games and mobile phone games, which was last updated in November 2016. The online games we currently offer are domestically produced games, and are published by third parties qualified to publish online games. As of March 31, 2018, approximately 99.2% of the online games available on YY Client were filed with the GAPP as electronic publications, and the others were still undergoing the filing process.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011. The Notice on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision implemented by the MOC from May 1, 2017, further stipulates that the entity engaging in online games operations shall require online game users to register their real names by using valid identity documents. In addition, pursuant to the Provisions on Administration over the Internet User Public Account Information Services, which was promulgated by the State Internet Information Office on September 7, 2017 and became effective on October 8, 2017, the network platforms providing the services of registration of the Internet user accounts shall conduct real identity verification over the registered users and require providing the identity information and mobile phone number. If a user fails to provide real identity information, the network platforms shall not provide the information release services to such user.

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

Guangzhou Huaduo holds a valid Internet Culture Operation License covering our provision of online music. Most of the music offered on our websites is sung by grassroots performers along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “D. Risk Factors—Risks Related to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.” Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “D. Risk Factors—Risks Related to Our Business—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms” and “PRC Regulation—Intellectual Property Rights—Copyright Law.”

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

The Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories issued by the SARFT on March 17, 2010 and subsequently revised on March 10, 2017 classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Broadcasting Service on Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in online live broadcasting on major political, military, economic, social, cultural and sports events.

Administrative Measures for the Business Activities of Online Performances, or Online Performance Measures, was promulgated by the MOC on December 2, 2016 and became effective on January 1, 2017, the entity engaging in the operation of online performances shall establish content review system, and be staffed with qualified reviewers for self-censorship. Pursuant to Online Performance Measures, online performances shall not contain any of the following elements:(a) the forms of performance being horrific, cruel, violent or vulgar, devastating the performers’ physical and mental health; (b) by taking advantage of bodily defects and demonstrating bodily variation; (c) infringing the legitimate rights and interests of others by means of photo-taking and videotaping in secret; (d) being cruelty to animals; or (e) displaying the online game skills through the online game product which failed to obtain the content review approval issued by cultural administrative departments. Once the online performances in in violation of laws are found, the entity engaging in the operation of online performances shall immediately suspends the provision of such performance, and report relevant information to the authorized governmental departments.

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

Regulation on Advertising Business and Conditions on Foreign Investment

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015 and effective since September 1, 2015;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987.

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

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which become effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, Internet applications, or other Internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) Internet information service providers who do not participate in the business activities of Internet advertising are required to stop publishing illegal advertisement only if they know or should have known the advertising is illegal.

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2017, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2017, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On September 1, 2014, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. The Measures for Administration of Domain Names, or the Domain Name Measures, was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. For the number of domain names we registered as of December 31, 2017, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2017, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject persons to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. The Internet Security Law of the People’s Republic of China, issued by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017, further emphasizes the implementation of classified protection with respect to Internet security. According to the Internet Security Law, Internet operators shall fulfill relevant mandatory security protection obligations.

The Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, which was issued by the Ministry of Public Security in December 1997, and amended on January 8, 2011, prohibits using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

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

Privacy Protection

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013 and became effective on September 1, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

In addition, according to the General Provisions of the Civil Law of the People’s Republic of China promulgated on March 15, 2017, which became effective on October 1, 2017, the personal information of a natural person shall be protected. Any organization or individual needing to obtain the personal information of others shall legally obtain and ensure the security of such information, and shall not illegally collect, use, process, or transmit the personal information of other persons, nor illegally buy, sell, provide, or publish the personal information of other persons.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties).

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

Circular 37. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, which amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007 and amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

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

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the Ministry of Finance and the SAT issued the Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, pursuant to which the pilot plan for the replacement of business tax with VAT was expanded to all regions and industries as of May 1, 2016. Live streaming revenues and membership revenues became subject to VAT from June 1, 2014, at a rate of 6%. Online games revenues and other revenues, are subject to VAT for the years ended December 31, 2015, 2016 and 2017.

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

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Fangda Partners, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Select Market because (a) our PRC subsidiaries, Beijing Huanju Shidai and Guangzhou Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (c) there is no provision that clearly classifies the contractual arrangements among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities and their shareholders as a transaction regulated by the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, we are also advised by our PRC legal counsel that there is uncertainty as to how this regulation will be interpreted or implemented.

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

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our variable interest entities and their principal subsidiaries:

(1)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chairman and acting chief executive officer and director, owns 97.7% of Beijing Tuda’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Beijing Tuda.”

(2)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. David Xueling Li and Beijing Tuda own approximately 0.5% and 99.0% of Guangzhou Huaduo’s equity interests, respectively, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Huaduo.”

(3)	Bilin Online is our PRC consolidated affiliated entity. Mr. David Xueling Li owns 99.0% of Bilin Online’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Bilin Online.”

(4)	Guangzhou Huya is our PRC consolidated affiliated entity. Guangzhou Huaduo owns 99.01% of Guangzhou Huya’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Huya.”

(5)	We own more than 50% voting power in HUYA Inc. and remain control over HUYA Inc. as of the date of this annual report. The financial results of HUYA Inc. remain consolidated with our company.

(6)	Duowan BVI and Guangzhou Huaduo is the limited partner of Engage L.P., Shanghai Yilian and, Guangzhou Yixing respectively.

D. Property, Equipment and Land Use Right

In November 2015, our principal executive offices were relocated to our previously purchased commercial premises in Panyu District, Guangzhou, China, which comprise approximately 37,548 square meters. We acquired a building in Zhuhai in October 2017 as branch office, which comprises approximately 27,206 square meters. This facility currently accommodates our management headquarters, principal development, engineering, sales and marketing, human resources and administrative activities. We also have a branch office in Beijing focusing on research and development, a branch office in Zhuhai focusing on games related businesses, and a representative office in Shanghai that handles advertising-related matters. We lease these relatively small premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed.

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

See Notes 12 and 13 to our financial statements for further information about our property and equipment and land use right.

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

A. Operating Results

Overview

We began our operations in 2005 by launching Duowan.com, a popular online web portal hosting game media content. We have grown significantly in recent years, developing and introducing YY Client in 2008 and extending our services into mobile devices in September 2010 and onto web browsers in October 2012. Our business has also expanded from focusing on providing voice communication services to becoming a live streaming platform. We offer a variety of live streaming content on our platforms, such as online music shows, live game playthrough streaming, online dating shows and online financial news and shows, which give our users a more diverse, immersive, engaging and enriching experience.

We derive our revenues primarily from live streaming services, online games and membership subscriptions. We derived 95.0%, 96.9% and 98.4% of our total net revenues from such services in 2015, 2016 and 2017, respectively, with online education revenue and online advertising and promotion revenue accounting for the remainder of our revenues. Revenues from live streaming are primarily generated through YY Live platform and Huya platform. Online game revenues are primarily generated from offering virtual items in online games by us. Membership revenues are primarily generated from our membership subscriptions. We have been exploring additional monetization opportunities and diversifying our revenue sources in order to capitalize on the large and highly engaged user base of our platforms.

An increasing number of users are accessing our platforms through mobile devices, and we consider the rise of mobile-based business to be a general trend. We have been taking measures to expand our success from PC-based products and services to the mobile platform. In 2010, we introduced Mobile YY, our music and entertainment mobile application. In the second half of 2016, along with our transition into a live streaming platform, we rebranded Mobile YY into YY Live APP, a mobile application for our YY Live platform. We also have introduced Huya APP, a mobile application for our Huya platform. We have also developed numerous mobile applications for other parts of our business. Our mobile applications in aggregate, have contributed 53.4% of the total revenue generated from our live streaming services in the fourth quarter of 2017, compared to 49.6% in the same period of 2016. An important element of our strategy is to continue to develop and enhance mobile applications to capture a greater share of the growing number of mobile users.

Our total net revenues increased from RMB5,897.2 million in 2015 to RMB8,204.1 million in 2016 and to RMB 11,594.8 million (US$1,782.1 million) in 2017. We had a net income of RMB998.3 million, RMB1,511.6 million and RMB2,508.4 million (US$385.5 million) in 2015, 2016 and 2017, respectively.

Discussion of Selected Statements of Operations Items

Revenues

In the years ended December 31, 2015, 2016 and 2017, we had derived our revenues from live streaming, online games and membership, and other revenues. Our live streaming revenues are primarily comprised of revenues from YY Live platform and Huya platform. Our online games revenues are primarily comprised of revenues from the online games developed by us or by third parties under revenue-sharing arrangements on our platforms. Our membership revenues are primarily comprised of revenues from our membership subscriptions. Other revenues, mainly include revenues from our online education platform, and online advertising and promotion revenues. We expect that in the future, as is the case in 2017, an increasing portion of our revenues will be derived from live streaming revenues, including revenues from in-channel virtual items sold on our platforms, such as virtual flowers and gifts for use in various channels, as well as other online products and services.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Total net revenues:(1)(2)
Live streaming	4,539,857	77.0	7,027,227	85.7	10,670,954	1,640,096	92.0
Online games	771,882	13.1	634,325	7.7	543,855	83,589	4.7
Membership	291,310	4.9	284,860	3.5	197,561	30,365	1.7
Others	294,200	5.0	257,638	3.1	182,422	28,038	1.6
Total	5,897,249	100.0	8,204,050	100.0	11,594,792	1,782,088	100.0

(1)	Revenues are presented net of rebates and discounts.

(2)	For the year ended December 31, 2017, we presented our revenue in four segments categories — live streaming, online games, membership and others. We also have retrospectively changed the revenue presentation for the year ended December 31, 2015.

Live streaming revenues. We generate live streaming revenues from the sales of in-channel virtual items used on our live streaming platforms, including YY Live platform and Huya platform. Users access content on our platforms free of charge, but are charged for purchases of virtual items.

The most significant factors that directly affect our live streaming revenues include the increase in the number of our paying users and ARPU:

•	The number of paying users. We had approximately 5.8 million, 11.0 million and 16.6 million paying users in 2015, 2016 and 2017, respectively for our live streaming services. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on our live streaming platform at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a larger active user base and a higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform.

•	ARPU. Our ARPU for live streaming was approximately RMB780.5, RMB637.8 and RMB643.2 (US$98.9) in 2015, 2016 and 2017, respectively. ARPU is calculated by dividing our total revenues from live streaming during a given period by the number of paying users for our live streaming services for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users.

Other significant factors that directly or indirectly affect our live streaming revenues include:

•	our ability to increase our popularity by offering new and attractive contents, products and services that allow us to monetize our live streaming platform;

•	our ability to attract and retain a large and engaged user base; and

•	our ability to attract and retain certain popular performers, channel owners, professional game playing team and commentators.

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

The most significant factors that directly affect our online games revenues include the number of our paying users and ARPU:

•	The number of paying users. We had approximately 1.2 million, 1.2 million and 1.1 million paying users in 2015, 2016 and 2017, respectively, for our online games. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services in our online games at least once during the relevant period. We expect that the number of our paying users will fluctuate from period to period due to the mix of online games offered by us.

•	ARPU. Our ARPU for online games was approximately RMB635.8, RMB533.6 and RMB474.1 (US$72.9) in 2015, 2016 and 2017, respectively. ARPU is calculated by dividing our total revenues from online games during a given period by the number of paying users for online games for that period. We expect that our ARPU may fluctuate from period to period due to the mix of online games offered by us.

Other significant factors that directly or indirectly affect our revenues include:

•	our ability to increase our popularity by offering new and attractive online games that allow us to monetize our platforms;

•	our ability to attract and retain a large and engaged player base; and

•	our ability to attract and retain third party game developers, third party licensee operators and service providers.

The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play. We have historically derived a significant portion of our revenues from a number of popular online games, primarily through selling in-game virtual items for these games. A majority of our popular online games are developed by third party game developers under revenue-sharing arrangements that typically last one to two years. We derive an increasingly lower percentage of our revenues from online games as a whole, as we expect to monetize other non-game aspects of the YY Live platform and Huya platform.

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

Other revenues. We generated other revenues from our online education platform and online advertising and promotion revenues. Online education services consisted of vocational training courses, language training courses and K-12 afterschool education courses. Revenue is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date. We enter into advertising contracts with both advertisers and advertising agencies. In 2015, 2016 and 2017, a vast majority of our online advertising and promotion revenues were derived from pay-for-time arrangements under which we charge advertisers depending on the duration of display for an advertisement or a series of advertisements as well as promotion campaigns conducted by relevant channel owners.

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

Revenue sharing fees and content costs. Our revenue sharing fees and content costs paid to performers, channel owners and content providers increased from RMB2,343.2 million in 2015 to RMB3,790.6 million in 2016 and further increased to RMB5,727.1 million (US$880.2 million) in 2017. We expect our revenue sharing fees and content costs to continue to increase as we continue to expand our live streaming offerings, our user engagement and spending levels increase, as well as our investments in expanding the amount of new and innovative content provided to users.

Bandwidth costs. Our bandwidth costs increased from RMB570.2 million in 2015, to RMB651.7 million in 2016 and further increased to RMB695.8 million (US$106.9 million) in 2017. We expect bandwidth costs to continue to increase as of the continued user base expansion and video quality improvements, but be partially offset by our improved efficiency and pricing terms.

Salary and welfare. Our salary and welfare costs increased from RMB198.2 million in 2015 to RMB232.5 million in 2016, and further increased to RMB237.1 million (US$36.4million) in 2017. We expect our salary and welfare costs to increase as we continue to hire additional employees in line with the expansion of our business.

Depreciation and amortization. Our depreciation and amortization increased from RMB145.1 million in 2015 to RMB173.0 million in 2016, but decreased to RMB128.6 million (US$19.8 million) in 2017 because we purchased more content delivery network, or CDN services in 2017 which demanded less servers. However, we expect depreciation and amortization to increase as we continue to expand our operations and purchase servers and other equipment or intangibles directly related to the operating of our platforms and business.

Payment handling costs. Our payment handling costs decreased from RMB104.8 million in 2015 to RMB67.5 million in 2016, and increased to RMB73.0 million (US$11.2 million) in 2017. We expect payment handling costs to increase as we continue to grow our paying users base and expand our paid service offerings.

Business tax and surcharges. Our business tax and surcharges increased from RMB27.8 million in 2015 to RMB44.7 million in 2016, and increased to RMB48.4 million (US$7.4 million) in 2017. We expect the payment of surcharges to increase due to the expansion of our business.

Share-based compensation. Our share-based compensation allocated to the cost of revenues decreased from RMB24.0 million in 2015 to RMB15.9 million in 2016 and increased to RMB42.8 million (US$6.6 million) in 2017.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	548,799	9.3	675,230	8.2	781,886	120,174	6.7
Sales and marketing expenses	312,870	5.3	387,268	4.7	691,281	106,248	6.0
General and administrative expenses	358,474	6.1	482,437	5.9	544,641	83,710	4.7
Goodwill impairment	310,124	5.3	17,665	0.2	2,527	388	0.0
Fair value change of contingent consideration	(292,471)	(5.0)	—	—	—	—	—
Total operating expenses	1,237,796	21.0	1,562,600	19.0	2,020,335	310,520	17.4

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits and share-based compensation expenses for research and development personnel and rental expenses and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2017, due to the need for additional research and development personnel to accommodate the growth of our business. We expect our research and development expenses in both absolute amount and as percentage of total net revenues to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platforms, improve technology infrastructure to further enhance user experience, and further develop enhanced features for mobile devices to reach more users. However, we also expect to be able to leverage on the expertise of our established research and development team and achieve better efficiency.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, and (ii) salary and welfare for sales and marketing personnel. Our sales and marketing expenses generally increased over the past three years ended December 31, 2017, primarily reflecting increased marketing and promotional activities. We expect that our sales and marketing expenses will increase in both absolute amount and as percentage of total net revenues as we expect to increase our spending on promotional activities, particularly relating to mobile applications and new business initiatives.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share based compensation for management and administrative personnel, and (iii) professional service fees. Our general and administrative expenses generally increased over the past three years ended December 31, 2017 as our business expanded, primarily due to the general growth of our business and an increase in the share based compensation. We expect our general and administrative expenses generally increase in absolute amount and decrease as percentage of total net revenues in the near future as our business grows.

Goodwill Impairment and Fair Value Change of Contingent Consideration

We have noted further impairment indicator for 100 Online as well as impairment indicator for Bilin Online in 2016. Based on the result of the impairment assessment, impairment charges of RMB17.7 million were recognized in 2016. In December 2017, we have identified impairment indicator for a subsidiary. Based on the results of the impairment assessment, an impairment charge of RMB2.5 million (US$0.4 million) for the subsidiary was recognized.

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Research and development expenses	70,951	78,816	122,348	18,805
Sales and marketing expenses	3,283	3,107	4,417	679
General and administrative expenses	87,175	59,469	88,137	13,546
Total	161,409	141,392	214,902	33,030

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

Operating Income

Gain on deconsolidation and disposal of subsidiaries

In June 2016, we disposed 60% of the equity interest in Shanghai Beifu for a consideration of RMB3.5 million, and recognized a loss of RMB23.5 million. After the disposal, we retained 10% of the equity interest in Shanghai Beifu. In December 2016, we disposed 33.86% of the equity interest in Beijing Xingxue for a consideration of RMB118.5 million, and recognized an income of RMB127.4 million. After the disposal, we retained 31.14% of the equity interest in Beijing Xingxue. In February 2017, we disposed 46% the equity interest in Beijing Yunke Online, and recognized an income of RMB 38.0 million.

Other income

Other income primarily consists of government grants in connection with our contributions to technology development, tax refund and investments in local business districts. These grants may not be recurring in nature.

Taxation

Cayman Islands

According to our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC is subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from our PRC subsidiaries and consolidated affiliated entities to us and our subsidiaries outside the PRC. In 2017, the Company determined to cause one of its PRC subsidiaries, Guangzhou Huanju Shidai, to declare and distribute a cash dividend of part of its stand-alone 2014-2016 earnings, amounted to US$15 million, to its direct oversea parent company, Duowan BVI. As a result, Guangzhou Huanju Shidai paid for the withholding tax in the amount of US$1.5 million in 2017. We do not have any present plan to pay out the retained earnings in the PRC subsidiaries and PRC consolidated affiliated entities in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business. Accordingly, no further WHT has been accrued.

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to value added tax and related surcharges. Our live streaming revenues became subject to VAT from June 1, 2014, at a rate of 6%, while they were subject to business taxes at a rate of 3% prior to June 1, 2014. Online games revenues and other revenues are subject to VAT for the year ended December 31, 2015, 2016 and 2017. Surcharges are calculated based on 12% of the monthly business taxes and VAT payable for 2015, 2016 and 2017. Business taxes and related surcharges during 2015, 2016 and 2017 were RMB27.8 million, RMB44.7 million and RMB48.4 million (US$7.4 million), respectively.

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

Revenue Recognition and Deferred Revenue

For the year ended December 31, 2016 and onwards, we presented our revenue in four categories — live streaming, online games, membership and others to better reflect the way we generate revenues. The revenue for all previous financial years before 2016 presented in this annual report was also retrospectively changed to be consistent with the revenue for the year ended December 31, 2016 and 2017.

For previous financial years before 2016 presented in this annual report, before the changes mentioned above were made, revenues had been originally presented as internet value-added service, or IVAS, and other revenues. Under the category of IVAS, there were four sub-categories: online music and entertainment, online games, online dating and other IVAS. After the changes to our revenue presentation were made, revenues from online music and entertainment, online dating and other IVAS (excluding revenues from membership and certain minor revenue streams that do not meet the criteria of live streaming), which are generated from our YY Live platform and Huya platform, are categorized as live streaming revenues. Revenues from online games and membership are presented separately. Other revenues and those revenues streams previously categorized in other IVAS that do not meet the criteria of live streaming are categorized as “others”. The changes to our revenue presentation have no impact on the amount of our total net revenues.

We generate revenues from live streaming, online games, membership and others. Revenues from live streaming are generated from YY Live platform and Huya platform. Revenues from online games are generated from our online game platform and the online games that we host. Revenue from membership are generated from our membership subscription program which enhances user experience and provide certain privileges to users when they use YY Client. Other revenues mainly include online education revenue and advertising revenue. Online education services consist of vocational training and language training courses. Online advertising revenues are primarily generated from sales of different forms of advertising on our platforms. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured.

We have a recharge system for users to purchase our virtual currency. Users can recharge via various online payment platforms provided by third parties. Virtual currency is non-refundable and often consumed soon after it is purchased. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

Live Streaming

We generate our live streaming revenue from sales of virtual items on our live streaming platforms, mainly YY Live platform and Huya platform. Our users can access the platforms and view the live streaming content for free.

We design, create and offer various virtual items for sales to users with pre-determined selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to performers to show support for their favorite performers, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized ratably over the fixed period on a straight-line basis. We do not have further obligations to the user after the virtual items are consumed immediately or after the stated period of time for time-based items.

Virtual items may be sold individually or bundled into one arrangement. When our users purchase multiple virtual items bundled within the same arrangement, we evaluate such arrangements under ASC 605-25 Multiple-Element Arrangements. We identify individual elements under the arrangement and determine if such elements meet the criteria to be accounted for as separate units of accounting. We allocate the arrangement consideration to the separate units of accounting based on their relative selling price.

The following hierarchy has been followed when we determine the relative selling price for each element: (1) vendor specific objective evidence, or VSOE, (2) third party evidence, or TPE, and (3) best estimate of selling price, or BESP. Given that the VSOE of the selling price cannot be determined, we have adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. We determine the fair values of elements sold in a bundle based on similar products sold separately on the YY Live platform and Huya platform based on the TPE of the selling price and determines the fair values of elements without similar products sold separately on the YY Live platform and Huya platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis.

Online game revenue

We generate revenues from offering virtual items in online games developed by third parties or our self-developed online games to game players. Historically, the majority of online games revenues for the three years ended December 31, 2015, 2016 and 2017 were derived from third party-developed games.

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

Others

Other revenues mainly include advertising revenues and online education revenues.

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

In addition to regular courses, we also provide a package of several regular courses to students, which have individual fair value in the market. Pursuant to the applicable accounting guidance, we have accounted for these course packages as a multiple-element arrangement because each individual course qualifies as a single unit of accounting, and allocated the course fee from the course package to each individual course in the package based on its relative fair value. We recognize revenue equal to the fair value allocated to individual courses proportionately as the classes are delivered.

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

We also sell pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized on a gross basis based on the selling price of the distributors to the students and is recognized over the period upon the online course is delivered.

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

Consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, variable interest entities, or VIEs, for which we or our subsidiaries are the primary beneficiaries. All transactions and balances among our company, subsidiaries and VIEs have been eliminated upon consolidation.

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

A VIE is an entity in which our company, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore our company or our subsidiary is the primary beneficiary of the entity. In determining whether our company or our subsidiaries are the primary beneficiary, we considered whether we have the power to direct activities that are significant to the VIE’s economic performance, and also our obligation to absorb losses of the VIE that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang and Huya Technology and ultimately we hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. We conduct our operations in China primarily through a series of contractual arrangements entered into among Beijing Huanju Shidai, our PRC subsidiary, Guangzhou Huaduo and Beijing Tuda, as well as Guangzhou Huaduo and Beijing Tuda’s shareholders. Based on our evaluations of the relationships between us and Beijing Tuda and Guangzhou Huaduo, the economic benefit flow of contractual arrangements made with them, as well as the controls conferred to us through these contractual arrangements enacted, we consider, through Beijing Huanju Shidai, we exercise effective control over Guangzhou Huaduo and Beijing Tuda, receive substantially all of their economic benefits and residual returns, and absorb substantially all the risks and expected losses from these two companies as if we were their sole shareholder. We also have an exclusive option to purchase all of the equity interests in each of Beijing Tuda and Guangzhou Huaduo when and if PRC law permits so and also the exclusive right to require any nominee shareholder of Beijing Tuda or Guangzhou Huaduo to transfer its interest in them to any person designated by us. A similar mechanism exists among Bilin Changxiang, Bilin Online and its shareholder as well as Huya Technology, Guangzhou Huya and its shareholders. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements with Beijing Tuda.” Based on our evaluation, we consider each of Beijing Tuda, Guangzhou Huaduo, Bilin Online and Guangzhou Huya to be our VIE. Beijing Huanju Shidai, our wholly owned subsidiary in China, is the primary beneficiary of our VIEs, Beijing Tuda and Guangzhou Huaduo, Bilin Changxiang is the primary beneficiary of Bilin Online and Huya Technology is the primary beneficiary of Guangzhou Huya; therefore, we consolidate the results of Beijing Tuda, Guangzhou Huaduo, Bilin Online and Guangzhou Huya in our consolidated financial statements under U.S. GAAP.

As advised by our PRC counsel, Fangda Partners, the contractual arrangements among Beijing Huanju Shidai and Beijing Tuda and its shareholders, the contractual arrangements among Beijing Huanju Shidai and Guangzhou Huaduo and its shareholders, the contractual arrangements among Huya Technology and Guangzhou Huya and its shareholder and Bilin Changxiang and Bilin Online and its shareholder, governed by PRC law, are valid, binding and enforceable, and do not violate PRC laws currently in effect. However, as advised by our PRC legal counsel, because of the substantial uncertainties involved, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to control Beijing Tuda, Guangzhou Huaduo, Guangzhou Huya and Bilin Online, we may be precluded from consolidating these companies in the future. See “Item 3. Key Information—D. Risk Factors—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We established three funds entities, namely Engage L.P., Shanghai Yilian and Guangzhou Yilianyixing, or the Funds, collectively, in March 2015, June 2015 and September 2017, respectively. We hold 93.5% of interests in Engage L.P. and Shanghai Yilian, and 99% interests in Guangzhou Yilianyixing. We exercise effective controls over the Funds and are entitled to the various returns of the Funds and therefore the Funds have been accounted for as subsidiaries of and has been consolidated in our financial statements in accordance with ASC 810.

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

Share-based compensation

We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares and restricted share units granted to employees and non-employees, share-based awards granted to our chief executive officer and chairman and share-based awards granted in relation to our acquisition of NeoTasks Inc. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 23 to our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, which are included elsewhere in this annual report on Form 20-F.

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

The following table sets forth certain information regarding the restricted share units granted to our employees in 2015, 2016 and 2017 with share and per share information.

Grant Date	Restricted Shares Granted	Fair Value Per Common Share as of the Grant Date	Type/Methodology of Valuation
	(US$)
April 30,2015	455,400	3.1780	Contemporaneous/Stock price (1)
May 1, 2015	400,000	3.3665	Contemporaneous/Stock price (1)
June 30, 2015	829,200	3.4760	Contemporaneous/Stock price (1)
July 1, 2015	13,621,544	3.3515	Contemporaneous/Stock price (1)
August 6, 2015	90,000	3.0620	Contemporaneous/Stock price (1)
October 30, 2015	180,000	2.8470	Contemporaneous/Stock price (1)
November 7, 2015	292,500	2.9180	Contemporaneous/Stock price (1)
December 30, 2015	140,000	3.1465	Contemporaneous/Stock price (1)
January 1, 2016	192,000	3.0350	Contemporaneous/Stock price (1)
June 30, 2016	1,338,008	1.6935	Contemporaneous/Stock price (1)
March 22, 2017	985,000	2.3470	Contemporaneous/Stock price (1)
June 30, 2017	850,000	2.9350	Contemporaneous/Stock price (1)
July 1, 2017	266,756	2.9350	Contemporaneous/Stock price (1)
August 2, 2017	640,000	3.5600	Contemporaneous/Stock price (1)
October 19, 2017	160,000	4.6385	Contemporaneous/Stock price (1)
December 30, 2017	19,188,274	5.6530	Contemporaneous/Stock price (1)

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

We perform an impairment test on October 1 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. RMB310.1 million, RMB17.7 million and RMB2.5 million (US$0.4 million) of impairment of goodwill were recognized for the year ended December 31, 2015, 2016 and 2017, respectively.

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

Impairment of investment, long-lived assets and intangible assets

The carrying amounts of investment, long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. RMB6.0 million of impairment of an investment and RMB57.2 million of impairment of intangible assets were recognized for the year ended December 31, 2015. RMB80.1 million of impairment of investments, RMB43.0 million of impairment of prepayment to a game developer and RMB3.8 million of impairment of intangible assets were recognized for the year ended December 31, 2016. RMB43.2 million (US$6.6 million) of impairment of investments, was recognized for the year ended December 31, 2017.

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

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2015, 2016 and 2017, a total valuation allowance of RMB53.3 million, RMB80.7 million and RMB135.5 million (US$20.8 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. The interest and penalties associated with tax positions for the years ended December 31, 2015, 2016 and 2017 was zero. As of December 31, 2015, 2016 and 2017, we had no significant unrecognized uncertain tax positions.

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
Total net revenues (1)(2)	5,897,249	100.0	8,204,050	100.0	11,594,792	1,782,088	100.0
Live streaming	4,539,857	77.0	7,027,227	85.7	10,670,954	1,640,096	92.0
Online games	771,882	13.1	634,325	7.7	543,855	83,589	4.7
Membership	291,310	4.9	284,860	3.5	197,561	30,365	1.7
Others	294,200	5.0	257,638	3.1	182,422	28,038	1.6
Cost of revenues	(3,579,744)	(60.7)	(5,103,430)	(62.2)	(7,026,402)	(1,079,938)	(60.6)
Gross profit	2,317,505	39.3	3,100,620	37.8	4,568,390	702,150	39.4
Operating expenses
Research and development expenses	(548,799)	(9.3)	(675,230)	(8.2)	(781,886)	(120,174)	(6.7)
Sales and marketing expenses	(312,870)	(5.3)	(387,268)	(4.7)	(691,281)	(106,248)	(6.0)
General and administrative expenses	(358,474)	(6.1)	(482,437)	(5.9)	(544,641)	(83,710)	(4.7)
Goodwill impairment	(310,124)	(5.3)	(17,665)	(0.2)	(2,527)	(388)	(0.0)
Fair value change of contingent consideration	292,471	5.0	—	—	—	—	—
Total operating expenses	(1,237,796)	(21.0)	(1,562,600)	(19.0)	(2,020,335)	(310,520)	(17.4)
Gain on deconsolidation and disposal of subsidiaries	—	—	103,960	1.3	37,989	5,839	0.3
Other income	82,300	1.4	129,504	1.6	113,187	17,397	1.0
Operating income	1,162,009	19.7	1,771,484	21.6	2,699,231	414,866	23.3
Other non-operating expense	(2,165)	0.0	—	—	—	—	—
Gain on partial disposal of investments	—	—	25,061	0.3	45,861	7,049	0.4
Foreign currency exchange (losses)/gains, net	(38,099)	(0.6)	1,158	0.0	(2,176)	(334)	(0.0)
Interest expense	(97,125)	(1.6)	(81,085)	(1.0)	(32,122)	(4,937)	(0.3)
Interest income	137,892	2.3	67,193	0.8	180,384	27,725	1.6
Income before income tax expenses	1,162,512	19.7	1,783,811	21.7	2,891,178	444,369	24.9
Income tax expenses	(178,327)	(3.0)	(280,514)	(3.4)	(415,811)	(63,909)	(3.6)
Income before share of income in equity method investments, net of income taxes	984,185	16.7	1,503,297	18.3	2,475,367	380,460	21.3
Share of income in equity method investments, net of income taxes	14,120	0.2	8,279	0.1	33,024	5,076	0.3
Net income	998,305	16.9	1,511,576	18.4	2,508,391	385,536	21.6
Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(34,938)	(0.6)	(12,342)	(0.2)	15,156	2,329	0.1
Net income attributable to YY Inc.	1,033,243	17.5	1,523,918	18.6	2,493,235	383,207	21.5

(1)	Net of rebates and discounts.

(2)	Started from the year ended December 31, 2016, we presented our revenue in four categories - live streaming, online games, membership and others. We also have retrospectively changed the revenue presentation for the year ended December 31 2015.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 41.3% from RMB8,204.1 million in 2016 to RMB11,594.8 million (US$1,782.1 million) in 2017. This increase was primarily driven by the increase in live streaming revenues.

Live streaming revenues. Our live streaming revenues, which consisted of revenues from YY Live platform and Huya platform, increased by 51.9% from RMB7,027.2 million in 2016 to RMB10,671.0 million (US$1,640.1 million) in 2017. The overall increase was primarily caused by increases in the number of paying users from approximately 11.0 million in 2016 to 16.6 million in 2017 and ARPU from RMB637.8 to RMB643.2 (US$98.9) in 2017. The increase in paying users were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platforms; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract certain popular performers and channel owners.

Online game revenues. Revenues from online games decreased by 14.3% from RMB634.3 million in 2016 to RMB543.9 million (US$83.6 million) in 2017. This decline was primarily a result of the decrease in paying users and ARPU, which reflects the continued weakness in China’s web game market. Our paying users for online games decreased from approximately 1,189,000 for 2016 to 1,147,000 for 2017.

Membership revenues. Our membership revenues, which consisted of membership subscription fees, decreased by 30.6% from RMB284.9 million in 2016 to RMB197.6 million (US$30.4 million) in 2017.

Other Revenues. Other revenues, which mainly include revenues from our online advertising revenues and online education platform, decreased by 29.2% to RMB182.4 million (US$28.0 million) for 2017 from RMB257.6 million for 2016.

Cost of Revenues. Our cost of revenues increased by 37.7% from RMB5,103.4 million in 2016 to RMB7,026.4 million (US$1,079.9 million) in 2017. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB5,727.1 million (US$880.2 million) in 2017, representing a 51.1% increase from RMB3,790.6 million in 2016. This increase in revenue sharing fees and content costs was in line with the increase in revenues and was primarily due to higher levels of user engagement and spending driven by promotional activities, as well as investments in expanding the amount of new and innovative content we provide to users. Bandwidth costs increased 6.8% from RMB651.7 million in 2016 to RMB695.8 million (US$106.9 million) in 2017, primarily reflecting the continued user base expansion and the video quality improvements, but largely offset by the Company’s improved efficiency and pricing terms.

Operating Expenses. Our operating expenses increased by 29.3% from RMB1,562.6 million in 2016 to RMB2,020.3 million (US$310.5million) in 2017, primarily due to an increase in sales and marketing expenses, particularly in relation to mobile products promotion, and research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, as well as general and administrative expenses driven by our company’s overall business expansion.

Research and development expenses. Our research and development expenses increased by 15.8% from RMB675.2 million in 2016 to RMB781.9 million (US$120.2 million) in 2017. This increase was primarily due to an increase in salary level and the number of our research and development staff, especially engineers, which accounts for approximately 52.0% of our total number of employees in 2017.

Sales and marketing expenses. Our sales and marketing expenses increased by 78.5% from RMB387.3 million in 2016 to RMB691.3 million (US$106.2 million) in 2017. This increase was primarily due to the promotion of mobile products.

General and administrative expenses. Our general and administrative expenses increased by 12.9% from RMB482.4 million in 2016 to RMB544.6 million (US$83.7 million) in 2017. This increase was associated with the general growth of our business and the decrease in investments impairment from RMB80.1 million in 2016 to RMB43.2 million in 2017.

Foreign Currency Exchange Gains (Losses). We had net foreign currency exchange losses of RMB2.2 million (US$0.3 million) in 2017, compared to a net foreign currency exchange gains of RMB1.2 million in 2016. Such losses were mainly due to the appreciation of U.S. dollars as we converted certain offshore Renminbi to U.S. dollars in 2017.

Interest Income. Our interest income increased from RMB67.2 million in 2016 to RMB180.4 million (US$27.7 million) in 2017. This increase was primarily due to the follow-on public offering in 2017 and the issuance of the Series A Preferred Shares of HUYA Inc. in 2017.

Income Tax Expenses. We recorded income tax expenses of RMB415.8 million (US$63.9 million) in 2017 compared to RMB280.5 million in 2016. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

Net Income. As a result of the foregoing, we had a net income attributable to YY Inc. of RMB2,493.2 million (US$383.2 million) in 2017 as compared to a net income of RMB1,523.9 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 39.1% from RMB5,897.2 million in 2015 to RMB8,204.1 million in 2016. This increase was primarily driven by the increase in live streaming revenues.

Live streaming revenues. Our live streaming revenues, which consisted of revenues from YY Live platform and Huya platform, increased by 54.8% from RMB4,539.9 million in 2015 to RMB7,027.2 million in 2016. The overall increase was primarily caused by an increase in the number of paying users from approximately 5.8 million in 2015 to 11.0 million in 2016, but was partially offset by ARPU decreased from RMB780.5 in 2015 to RMB637.8 in 2016. The increase in paying users were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platforms; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract certain popular performers and channel owners.

Online game revenues. Revenues from online games decreased by 17.8% from RMB771.9 million in 2015 to RMB634.3 million in 2016. This decline was primarily a result of the decrease in paying users and ARPU, which reflects the continued weakness in China’s web game market. Our paying users for online games decreased from approximately 1,214,000 for 2015 to 1,189,000 for 2016.

Membership revenues. Our membership revenues, which consisted of membership subscription fees, decreased by 2.2% from RMB291.3 million in 2015 to RMB284.9 million in 2016.

Other Revenues. Other revenues, which mainly include revenues from our online education platform and online advertising revenues, decreased by 12.4% to RMB257.6 million for 2016 from RMB294.2 million for 2015.

Cost of Revenues. Our cost of revenues increased by 42.6% from RMB3,579.7 million in 2015 to RMB5,103.4 million in 2016. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB3,790.6 million in 2016, representing a 61.8% increase from RMB2,343.2 million in 2015. This increase in revenue sharing fees and content costs was in line with the increase in revenues and was primarily due to higher levels of user engagement and spending driven by promotional activities, as well as investments in expanding the amount of new and innovative content we provide to users. Bandwidth costs increased 14.3% from RMB570.2 million in 2015 to RMB651.7 million in 2016, primarily reflecting the continued user base expansion and the video quality improvements. In addition, salary and welfare costs increased 17.3% from RMB198.2 million in 2015 to RMB232.5 million in 2016, mainly due to our hiring of additional employees to serve our rapidly expanding user base as well as the raise of salary level.

Operating Expenses. Our operating expenses increased by 26.2% from RMB1,237.8 million in 2015 to RMB1,562.6million in 2016, primarily due to an increase in research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, and general and administrative expenses driven by our company’s overall business expansion, as well as sales and marketing expenses, particularly in relation to mobile product promotion.

Research and development expenses. Our research and development expenses increased by 23.0% from RMB548.8 million in 2015 to RMB675.2 million in 2016. This increase was primarily due to an increase in salary level and the number of our research and development staff, especially engineers, which accounts for approximately 50.7% of our total number of employees in 2016.

Sales and marketing expenses. Our sales and marketing expenses increased by 23.8% from RMB312.9 million in 2015 to RMB387.3 million in 2016. This increase was primarily due to the promotion of mobile products.

General and administrative expenses. Our general and administrative expenses increased by 34.6% from RMB358.5 million in 2015 to RMB482.4 million in 2016. This increase was associated with the general growth of our business and the increase in investments impairment from RMB6.0 million in 2015 to RMB80.1 million in 2016.

Foreign Currency Exchange Gains (Losses). We had net foreign currency exchange gains of RMB1.2 million in 2016, compared to a net foreign currency exchange losses of RMB38.1 million in 2015. Such gains were mainly due to the appreciation of U.S. dollars as we converted certain offshore Renminbi to U.S. dollars in 2016.

Interest Income. Our interest income decreased from RMB137.9 million in 2015 to RMB67.2 million in 2016. This decrease was primarily due to lower levels of interest rate as official reductions of standard interest rates were announced by the PRC government.

Income Tax Expenses. We recorded income tax expenses of RMB280.5 million in 2016 compared to RMB178.3 million in 2015. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities.

Net Income. As a result of the foregoing, we had a net income attributable to YY Inc. of RMB1,523.9 million in 2016 as compared to a net income of RMB1,033.2 million in 2015.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements that are relevant to us are included in note 2(ll) to our audited consolidated financial statements, which are included in this annual report.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations primarily through cash flows from operations, the proceeds from our initial public offering in November 2012, the proceeds from our convertible senior notes offering in March 2014 and the proceeds from our follow-on offering in August 2017. We expect to require cash to fund our ongoing operational needs, particularly our revenue sharing fees and content costs, salaries and benefits, bandwidth costs and potential acquisitions or strategic investments. We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

In March 2014, we issued an aggregate of US$400.0 million 2.25% convertible senior notes due in 2019. The net proceeds from the sale of the notes were US$390.8 million and will be used for general corporate purposes. The notes bear interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, and such notes will mature on April 1, 2019 unless earlier converted, redeem for certain tax-related events or repurchased in accordance with their terms. We are not subject to any financial covenants or other significant restrictions under the notes. We duly paid an interest of US$9.0 million and US$9.0 million on these convertible senior notes for 2015 and 2016, respectively, as such interest became due. On April 1, 2017, the Company repurchased for cash the notes of an aggregate principal amount of US399.0 million. Following the settlement of the repurchase, US$1.0 million aggregate principal amount of the notes remain outstanding as of December 31, 2017.

On May 5, 2015 and June 15, 2016, respectively, our board of directors approved two share repurchase plans, the 2015 Share Repurchase Plan and the 2016 Share Repurchase Plan, respectively, pursuant to which we may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$100 million for each share repurchase plan in total, of our outstanding ADSs for a period not exceeding twelve (12) months from the date of approval by board of directors. The 2015 Share Repurchase Plan and 2016 Share Repurchase Plan expired on May 5, 2016 and June 15, 2017, respectively. For the year ended December 31, 2017, no share was repurchased under the 2016 Share Repurchase Plan.

On January 19, 2017, we entered into a loan agreement with a bank, pursuant to which we borrowed a loan with a principal amount of US$30 million. The annualized interest rate of the loan is 3-month LIBOR plus 1.5%, accruing from draw-down. The draw-down of US$30 million took place on March 8, 2017 and have been repaid on March 1, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until March 13, 2018.

On February 17, 2017, we entered into a loan agreement with a bank, pursuant to which we borrowed a loan with a total principal amount of US$60 million. The annualized interest rate of the loan is 3-month LIBOR, accruing from draw-down. The first draw-down of US$45 million took place on March 21, 2017 and the second draw-down of US$15 million took place on March 30, 2017. The loan shall be repaid before February 9, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until February 23, 2018. On February 9, 2018, we repaid the loan with a total amount of US$60 million.

On May 16, 2017, HUYA Inc. entered into a series A preferred shares subscription agreement with its series A investors and pursuant to which, HUYA Inc. issued 22,058,823 series A preferred shares of HUYA Inc. at a price of US$3.4 per share for an aggregate consideration of US$75 million (equivalent to RMB509.7 million as of the issuance date). The issuance of the series A preferred shares was completed on July 10, 2017.

On August 21, 2017, we completed a secondary offering and received approximately US$442.2 million in net proceeds, after deducting commissions and offering expenses.

On March 8, 2018, HUYA Inc. issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares at a price of approximately US$7.16 per share for cash consideration of US$461.6 million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited.

As of December 31, 2015, 2016 and 2017, we had RMB928.9 million, RMB1,579.7 million and RMB2,617.4 million (US$402.3 million), respectively, in cash and cash equivalents.

As of December 31, 2017, our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC held cash and cash equivalents in the amount of RMB1,622.9 million (US$249.4 million) Aggregate undistributed earnings and reserves of our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC that are available for distribution to the Company as of December 31, 2017 are approximately RMB7,605.5 million (US$1,168.9 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,823,442	2,421,135	3,718,452	571,517
Net cash used in investing activities	(1,048,022)	(1,783,138)	(4,037,516)	(620,556)
Net cash provided by/(used in) financing activities	(337,143)	10,651	1,392,525	214,027
Net (decrease)/increase in cash and cash equivalents	438,277	648,648	1,073,461	164,988
Cash and cash equivalents at the beginning of the year	475,028	928,934	1,579,743	242,802
Effect of exchange rates change on cash and cash equivalents	15,629	2,161	(35,772)	(5,498)
Cash and cash equivalents at the end of the year	928,934	1,579,743	2,617,432	402,292

Operating Activities

Net cash used in or generated from operating activities consists primarily of our net income mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment and deferred taxes, and adjusted by changes in operating assets and liabilities, such as accounts receivable, prepayments and other assets, account payables, accrued liabilities and deferred revenue.

Net cash provided by operating activities amounted to RMB3,718.5 million (US$571.5 million) for the year ended December 31, 2017, primarily resulting from RMB13,502.2 million (US$2,075.3 million) of cash revenues we received, partially offset by our sales-related cash outflow of RMB6,920.1 million (US$1,063.6 million), which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB928.0 million (US$142.6 million), our payments for the lease of bandwidth of RMB734.0 million (US$112.8 million) and our general operating costs of RMB1,201.6 million (US$184.7 million). The increasing cash provided by operating activities was mainly due to the expansion of business.

Net cash provided by operating activities amounted to RMB2,421.1 million for the year ended December 31, 2016, primarily resulting from RMB8,763.2 million of cash revenues we received, partially offset by our sales-related cash outflow of RMB4,052.2 million, which mainly consisted of the amounts due to third party game developers under revenue sharing arrangements, distributions under arrangements with certain performers and channel owners, payment collection costs and business taxes, our employee salaries and welfare payments of RMB863.7 million, our payments for the lease of bandwidth of RMB669.7 million and our general operating costs of RMB756.5 million. The increasing cash provided by operating activities was mainly due to the expansion of business.

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

Net cash used in investing activities amounted to RMB4,037.5 million (US$620.6 million) in the year ended December 31, 2017. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB9,667.4 million (US$1,485.9 million), payments of RMB397.3 million (US$61.1 million) for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB329.7million (US$50.7 million), partially offset by the maturity of short-term deposits ,restricted short-term deposits and short-term investments in various banks in the amount of RMB7,426.2 million (US$1,141.4 million). The increase in cash used in investing activities was mainly due to the increase in investment in short-term deposit.

Net cash used in investing activities amounted to RMB1,783.1 million in the year ended December 31, 2016. Net cash used in investing activities primarily resulted from the placement of short-term deposits of RMB8,027.3 million, payments of RMB162.4 million for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB199.2 million, partially offset by the maturity of short-term deposits and restricted short-term deposits in various banks in the amount of RMB6,714.1 million. The increase in cash used in investing activities was mainly due to the increase in investment in short-term deposit.

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

Financing Activities

Net cash provided by financing activities was RMB1,392.5 million (US$214.0 million) in 2017, primarily attributable to capital contributions from mezzanine equity amounting to RMB509.5 million (US$78.3 million), the proceeds of RMB621.1 million (US$95.5 million) from bank borrowings, the proceeds of RMB2,950.6 million (US$453.5 million) from issuance of common shares, net of issuance cost and RMB2,753.6 million (US$423.2 million) repayment of convertible bonds.

Net cash provided by financing activities was RMB10.7 million in 2016, primarily attributable to capital contributions from non-controlling interests.

Net cash used in financing activities was RMB337.1 million in 2015, primarily attributable to the share repurchase of 3.1 million ADS for RMB1,041.7 million, partially offset by net proceeds of RMB696.5 million from bank borrowings.

Capital Expenditures

We made capital expenditures of RMB2,197.0 million, RMB237.8 million and RMB497.7 million (US$76.5 million) in 2015, 2016 and 2017, respectively. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets.

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

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses greatly increased in the past three years ended December 31, 2017, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We expect our research and development expenses in absolute amount to increase as we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platforms, improve technology infrastructure to further enhance user experience, and further develop enhanced features for our mobile applications to reach more users. We incurred RMB548.8 million, RMB675.2 million and RMB781.9 million (US$120.2 million) of research and development expenses in 2015, 2016 and 2017, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2017 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands)
Operating lease commitments (1) (in RMB)	51,780	34,002	10,030	7,440	308
Capital commitment (2) (in RMB)	111,966	77,090	19,831	12,605	2,440
Convertible senior notes(3) (in US$)	1,029	23	1,006	-	-

(1)	Operating lease commitments refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods.

(2)	Capital commitment refers to capital expenditure of properties.

(3)	The convertible senior notes were redeemable at the holders’ option on April 1, 2017. US$399,000,000 aggregate principal amount of the notes were redeemed on April 1, 2017. We has accepted the repurchase and has forwarded cash in payment of the repurchase price to the paying agent for distribution to the holders who had exercised the option. Following the repurchase, US$1,000,000 aggregate principal amount of the notes remains outstanding and will be due in 2019.

Our operating lease obligations decreased from December 31, 2016 to December 31, 2017 primarily because we gradually ceased to renew certain leases for office spaces when they expired as we have more self-owned office buildings available.

Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2017.

G. Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
David Xueling Li	45	Chairman of the Board and Director, Acting Chief Executive Officer
Qin Liu	47	Director
Peter Andrew Schloss	57	Independent Director
Peng T. Ong	56	Independent Director
Richard Weidong Ji	52	Independent Director
David Tang	65	Independent Director
Rongjie Dong	43	Chief Executive Officer of HUYA Inc.
Bing Jin	41	Chief Financial Officer
Ting Li	34	Chief Operating Officer

Mr. David Xueling Li is our co-founder and has been our chairman since August 2016. Mr. Li served as our chief executive officer since our inception to August 2016. Currently, Mr. Li serves as our acting chief executive officer. Mr. Li focuses on our broader corporate strategy and the development of new and emerging applications and products. Before founding our company, Mr. Li worked at Netease.com, Inc. from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China in 1997.

Mr. Qin Liu has been a director of our company since June 2008. Mr. Liu has been a director of the the controlling general partner of Morningside China TMT Fund I, L.P., Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., Morningside China TMT Fund III, L.P., Morningside China TMT Special Opportunity Fund, L.P., Morningside China TMT Fund III Co-investment, L.P., Morningside TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-investment, L.P., or collectively, Morningside Funds. Mr. Liu has served as a director in Xunlei Limited, a Nasdaq-listed company since September 2005, and serves as director in several non-public portfolio companies of the Morningside Funds. From 2000 through 2008, Mr. Liu worked at Morningside IT Management Services (Shanghai) Co., Ltd. and established its print media business and served as publisher of The Bund, an upscale lifestyle weekly publication. Mr. Liu received a master’s degree in business administration, or MBA, from China Europe International Business School in 1999 and a bachelor’s degree in electrical engineering from Beijing Science & Technology University in 1993.

Mr. Peter Andrew Schloss has served as our independent director since November 2012. Mr. Schloss is managing director and CEO of CastleHill Partners and a partner at Phoenix Media Fund. Since February 2016, Mr. Schloss has been an independent director of Zhaopin Limited (NYSE: ZPIN). Previously Mr. Schloss was an independent director and audit committee chairman of Giant Interactive Group Inc., a NYSE-listed company, from 2007 to 2015. From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and wireless provider of live and on-demand sports programs in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor’s degree in political science and a juris doctor degree from Tulane University.

Mr. Peng T. Ong has served as our independent director since November 2012. Mr. Ong is a managing director of Monk’s Hill Ventures. Prior to founding Monk’s Hill Ventures, he was a partner at GSR Ventures. Mr. Ong is a director of the Info-communications Media Development Authority of Singapore. In addition, he is a trustee of the Singapore University of Technology and Design. Mr. Ong was an independent director of Singapore Telecommunications Limited through July 2013 and chairs SingTel’s group enterprise advisory committee. He was an independent director of the National Research Foundation of Singapore from 2009 to 2013. He served as chairman of Infocomm Investments Pte Ltd, a venture capital fund in Singapore, from 2006 to 2013. Mr. Ong founded Interwoven Inc. (acquired by Autonomy Corporation plc., now part of Hewlett-Packard) and served as its president and chief executive officer from 1995 to 1997 and its chairman from 1995 to 2002. Mr. Ong also founded Encentuate Inc. which became the foundation of the IBM Singapore Software Lab after being acquired by IBM. In addition, Mr. Ong co-founded Match.com (now part of IAC/InterActiveCorp) and served in various engineering and management positions at Illustra Information Technologies, Inc. (now Informix Corporation, part of IBM), Sybase Inc. (now SAP America, Inc.) and Gensym Corporation. Mr. Ong Peng received a bachelor’s degree in electrical engineering from University of Texas at Austin and a master’s degree in computer science from University of Illinois at Urbana-Champaign.

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

Mr. Rongjie Dong has been the president of the technology department of Guangzhou Huaduo since October 2006 and is currently the chief executive officer of HUYA Inc., one of our controlling subsidiary operating our Huya platform. He served as our executive vice president from April 2013 to August 2016. Prior to joining us, he served as product manager and head of the technology department of 163.com from 2000 to 2006. Mr. Dong received his bachelor’s degree in computer hardware from Beijing Information Engineering Institute (now known as Beijing Information Science and Technology University) in 1999.

Mr. Bing Jin has been our chief financial officer since May 2017. Prior to joining us, Mr. Jin served as the Head of China Technology, Investment Banking and Capital Markets, Asia Pacific, at Credit Suisse. During his tenure at Credit Suisse, Mr. Jin worked with many U.S. listed and private Chinese technology companies for various financing and M&A transactions. From 2010 to 2014, Mr. Jin worked in Citi’s China Investment Banking department. Before his investment banking career, Mr. Jin worked in government services, consulting, and corporate banking. Mr. Jin received an MBA from the Wharton School, a Master’s degree in Pacific International Affairs from the University of California, San Diego, and a Bachelor’s degree in English from the Beijing Foreign Studies University.

Ms. Ting Li has been our chief operating officer since 2016. Ms. Li has been focusing on our ecosystem development and the enrichment of our content and product offerings since she joined us in 2011. In 2017, Ms. Li was in charge of the updates and launch of YY Live 7.0, which for the first time in the industry observed and satisfied user demand for personalized interactions with live streaming hosts. Prior to joining us, Ms. Li served as product manager at Tencent from 2006 to 2011. Ms. Li received a Bachelor’s degree from South China University of Technology in 2006.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of RMB11.7 million (US$1.8 million) in cash, including salaries and bonuses, to our directors and executive officers. We also awarded an aggregate of 1,551,495 ordinary shares of HUYA Inc. to our directors and executive officers in October 2017. For details on the share incentive grants to our directors and officers, see “—Share Incentive Plans.” For the fiscal year ended December 31, 2017, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by PRC laws in an aggregate amount of RMB0.2 million (US$0.03 million ). We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2017.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2009 Scheme and the 2011 Plan. In addition, our controlling subsidiary, HUYA Inc. adopted its 2017 share incentive plan, or HUYA Amended and Restated 2017 Plan, in July 2017 and amended and restated in March 2018. The purpose of these three share incentive plans is to attract and retain personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance. As of March 31, 2018, options to purchase 154,535 common shares, 1,684,572 restricted shares and 39,168,468 restricted share units were outstanding under the 2009 Scheme and the 2011 Plan. As of March 31, 2018, options to purchase 17,529,555 HUYA Inc.’s class A ordinary shares and 3,655,084 HUYA Inc.’s restricted share units have been granted under the HUYA Amended and Restated 2017 Plan.

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

HUYA Amended and Restated 2017 Plan

The following paragraphs describe the principal terms of the Amended and Restated 2017 Plan.

Type of awards. The Amended and Restated 2017 Plan permits the awards of options, restricted share units or any other type of awards approved by the committee or the board of directors of HUYA Inc.

Plan administration. The Amended and Restated 2017 Plan is administered by the board of directors of HUYA Inc. or by a committee of one or more members of the board of directors of HUYA Inc. to whom the board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.

Award agreement. Any award granted under the Amended and Restated 2017 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations for such award, which may include the number of shares subject to the award awarded, the exercise price, the provisions applicable in the event of the grantee’s employment or service terminates, among other provisions. The plan administrator may amend the terms of any award, prospectively or retroactively; provided that no such amendment shall impair the rights of any participant without his or her consent.

Eligibility. HUYA Inc. may grant awards to directors, officers, employees and consultants of us, HUYA Inc. or any of HUYA Inc.'s subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. Once all the preconditions provided in the relevant award agreements are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Term of options. The plan administrator determines the term of each option and provides it in the relevant award agreement, but no option shall be exercisable more than five years after the grant date.

Transfer restrictions. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge or assign any awards. In principle, all awards shall be exercisable only by the participants. However, a participant may also transfer one or more awards to a trust controlled by him or her for estate planning purposes.

Termination and amendment of the Amended and Restated 2017 Plan. The board of directors of HUYA Inc. may amend, alter or discontinue the Amended and Restated 2017 Plan, but no amendment, alteration or discontinuation shall be made if such amendment, alteration or discontinuation would impair the rights of a participant under any award without such participant’s consent.

The following table summarizes, as of March 31, 2018, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Common Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Other Individuals as a Group	154,535	0.006735	January 1, 2009	December 31, 2018
Total	154,535

*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

We granted options of HUYA Inc. on August 9, 2017 and March 15, 2018, with an exercise price of US$2.55, which will expire on August 9, 2027 and March 15, 2028, respectively. As of March 31, 2018, a total of 17,529,555 options of HUYA Inc. were granted and outstanding. Among the grantees, David Xueling Li, our co-founder, chairman and acting chief executive officer was awarded options to receive 5,882,353 Class A ordinary shares of HUYA Inc. on March 15, 2018, and such options will expire on March 15, 2028. In addition, Rongjie Dong, chief executive officer of HUYA Inc., was awarded options to receive 5,647,700 Class A ordinary shares of HUYA Inc. on August 9, 2017, and such options will expire on August 9, 2027.

The following table summarizes, as of March 31, 2018, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group.

Name	Restricted Shares Granted	Date of Grant
Other Individuals as a Group	385,238	January 1, 2010
	425,734	February 1, 2010
	606,400	July 1, 2010
	267,200	January 1, 2011
Total	1,684,572

*	The aggregate number of common shares underlying the outstanding restricted shares held by each of these individuals is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2018, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group.

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant

David Xueling Li	*	April 30, 2013

	*	June 20, 2014

Peter Andrew Schloss	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Peng T. Ong	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Richard Weidong Ji	*	May 23, 2013

	*	June 16, 2014

David Tang	*	May 23, 2013

	*	June 16, 2014

Name	Common Shares Underlying Restricted Share Units Granted	Date of Grant

Rongjie Dong	*	April 30, 2013

	*	July 19, 2013

	*	June 20, 2014

	*	June 30, 2015

Qin Liu	*	August 6, 2015

Ting Li	*	April 30, 2013

	*	June 20, 2014

	*	July 1, 2015

Bing Jin	*	August 2, 2017

Other Individuals as a Group	3,800	January 1, 2011
	403,010	September 16, 2011
	50,000	January 1, 2012
	30,419	March 31, 2012
	14,440	July 15, 2012
	1, 024,620	September 1, 2012
	48,250	March 31, 2013
	89	April 18, 2013
	2,781,940	April 30, 2013
	521,000	July 19, 2013
	5,360	October 1, 2013
	60,000	February 1, 2014
	60,000	April 1, 2014
	32,000	April 30, 2014
	50,000	May 1, 2014
	811,365	June 20, 2014
	168,553	October 30, 2014
	70,260	April 30, 2015
	4,299,407	July 1, 2015
	56,600	October 30, 2015
	17,600	December 30, 2015
	94,260	January 1, 2016
	816,237	June 30, 2016
	615,000	March 22,2017
	792,240	June 30, 2017
	196,756	July 1, 2017
	160,000	October 19, 2017
	19,138,274	December 30, 2017
Total	39,168,468

*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

We granted 3,655,084 restricted share units of HUYA Inc. on March 31, 2018, which will expire on March 31, 2028. As of March 31, 2018, a total of 3,655,084 restricted share units of HUYA Inc. were granted and outstanding. Among the grantees, Rongjie Dong, the chief executive officer of HUYA Inc., was granted a certain amount of the restricted share units that are outstanding, which represent less than 1% of our total outstanding shares.

C. Board Practices

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Peter Andrew Schloss, Mr. Peng T. Ong and Mr. Richard Weidong Ji, and is chaired by Mr. Schloss. We have determined that each of Mr. Schloss, Mr. Ong and Mr. Ji satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Select Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Schloss qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. David Xueling Li and Mr. David Tang, and is chaired by Mr. David Xueling Li. We have determined that Mr. Tang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Select Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our nominating committee consists of Mr. Peng T. Ong, Mr. Qin Liu and Mr. Peter Andrew Schloss, and is chaired by Mr. Ong. We have determined that each of Mr. Ong and Mr. Schloss satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Select Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

Investment Committee. Our investment committee consists of Mr. Xueling Li and Mr. Qin Liu. The investment committee is responsible for negotiating and determining the nature, timing, amount and other terms of an investment if such investment amount ranges from US$50 million to US$200 million.

Independent Committee. In July 2015, our board of directors formed a special committee of independent directors consisting of Mr. Peter Andrew Schloss, David Tang, and Peng Tsing Ong in response to a preliminary non-binding proposal letter from the Buyer Group notifying our board of directors of their interest in acquiring all of our outstanding shares not already beneficially owned by them in a proposed going private transaction.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2017:

Functions	Number of Employees
Management	15
Customer services and operations	1,012
Engineering and maintenance	141
Research and development	1,734
Sales and marketing	170
General and administration	264
Total	3,336

We had a total of 3,317, 3,355 and 3,336 employees as of December 31, 2015, 2016 and 2017, respectively.

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

E. Share Ownership

Class A Common Shares

As of March 31, 2018, we had 965,928,668 Class A common shares outstanding. In addition, as of March 31, 2018, we have granted, and have outstanding, options to purchase a total of 154,535 Class A common shares, 1,684,572 restricted shares and 39,168,468 restricted share units to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.B. Compensation of Directors and Executive Officers.”

Class B Common Shares

As of March 31, 2018, we had 297,982,976 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2018, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 965,928,668 Class A common shares outstanding and 297,982,976 Class B common shares as of March 31, 2018.

	Class A Common Shares Beneficially Owned(1)		Class B Common Shares Beneficially Owned(2)		Total Common Shares Beneficially Owned		Total Voting Power(5)
	Number	%	Number	%	Number(3)	%(4)%
Directors and Executive Officers:*
David Xueling Li (6)	12,164,490	1.3	175,241,483	58.8	187,405,973	14.8	76.0
Rongjie Dong	**	**	-	-	**	**	**
Peter Andrew Schloss	**	**	-	-	**	**	**
Peng T. Ong	**	**	-	-	**	**	**
Richard Weidong Ji	**	**	-	-	**	**	**
David Tang	**	**	-	-	**	**	**
Qin Liu	**	**	-	-	**	**	**
Bing Jin	**	**	-	-	**	**	**
Ting Li	**	**	-	-	**	**	**
All directors and executive officers as a group	13,872,350	1.4	175,241,483	58.8	189,113,833	15.0	76.0
Principal Shareholders:
Top Brand Holdings Limited (7)	10,000,000	1.0	122,741,483	41.2	132,741,483	10.5	-
YYME Limited (8)	8,000,010	0.8	175,241,483	58.8	183,241,493	14.4	44.6

Notes:

*	Except for Mr. Peter Andrew Schloss, Mr. Peng T. Ong, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Qin Liu, the business address of our directors and executive officers is c/o Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC.

**	The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2018, by the sum of (i) 965,928,668, which is the total number of Class A common shares outstanding as of March 31, 2018, and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days of March 31, 2018.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 297,982,976, being the total number of Class B common shares outstanding as of March 31, 2018.

(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2017.

(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.

(6)	Representing (i) 10 Class A common shares and 170,921,803 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 8,000,000 Class A common shares in the form of ADSs held by YYME Limited, a British Virgin Islands company, (iii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iv) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will become vested within 60 days of March 31, 2018,. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares and 10,000,000 Class A common shares in the form of ADSs as of March 31, 2018, delegated the voting rights of such shares to Mr. David Xueling Li.

(7)	Representing 122,741,483 Class B common shares and 10,000,000 Class A common shares represented by ADSs held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 122,741,483 Class B common shares and 10,000,000 Class A common shares represented by ADSs were delegated to Mr. David Xueling Li in August 2016. The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC.

(8)	Representing (i) 10 Class A common shares and 170,921,803 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 8,000,000 Class A common shares in the form of ADSs held by YYME Limited, a British Virgin Islands company, and (iii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly owned by YYME Limited. The business address of YYME Limited is c/o David Xueling Li, Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC.

As of March 31, 2018, 1,263,911,644 of our common shares were issued and outstanding, including 297,982,976 Class B common shares and 965,928,668 Class A common shares. Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2018, 965,928,668 Class A common shares (excluding shares being held in reserve by our depositary for the exercise/vesting of the share incentive awards we issue) representing approximately 76.4% of our total outstanding shares were held by three record holders in the United States; all of the 965,928,668 Class A common shares were held of record by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our platforms. To comply with these restrictions, we conduct our operations primarily through Beijing Huanju Shidai’s contractual arrangements with Beijing Tuda, Guangzhou Huaduo and their respective shareholders. As to Bilin business, there is also a similar contractual arrangement among Bilin Changxiang, Bilin Online and its shareholder. Similarly, we operate Huya platform through contractual arrangement among Huya Technology, Guangzhou Huya and its shareholder.

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

Contractual Arrangements with Guangzhou Huaduo

In 2017, we received service fees of RMB279.8 million (US$43.0 million) from Guangzhou Huaduo. The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

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

Contractual Arrangements with Guangzhou Huya

The following is a summary of the currently effective contracts among our subsidiary, Huya Technology, our PRC consolidated affiliated entity, Guangzhou Huya, and the shareholders of Guangzhou Huya.

Agreements that transfer economic benefits to us

Exclusive Business Cooperation Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide Guangzhou Huya with technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is to be determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.

Agreements that provide us effective control over Guangzhou Huya

Shareholder Voting Rights Proxy Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into a voting rights proxy agreement. Under the voting rights proxy agreement, each of the shareholders of Guangzhou Huya irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

Equity Interest Pledge Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya and the shareholders of Guangzhou Huya entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreement, the shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and voting rights proxy agreement. If Guangzhou Huya or its shareholders breach their contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Guangzhou Huya. We registered the pledged equity interests with the competent administration for industry and commerce on August 25, 2017.

Agreement that provide us with the option to purchase the equity interests in Guangzhou Huya

Exclusive Option Agreement

On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive option agreement. Under the exclusive option agreement, each of the shareholders irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huya. Huya Technology or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, Guangzhou Huya’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.

Transactions with Affiliates

Guangzhou Huaduo holds 36% equity interest in Zhuhai Daren. Guangzhou Huaduo and Zhuhai Daren had entered into a series of cooperation agreements, under which Guangzhou Huaduo and Zhuhai Daren agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Daren. In the years ended December 31, 2015, 2016 and 2017, the aggregate online game revenues shared from Zhuhai Daren was RMB25.5 million, RMB29.7 million and RMB30.5 million (US$4.7 million), respectively. In December 2015, Guangzhou Huaduo entered into an intangible assets purchasing agreement with Zhuhai Daren to acquire operating rights for licensed games from Zhuhai Daren for RMB5.7 million.

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Sunhongs Corp., Ltd (formerly named as Guangzhou Shanghang Information Technical Co., Ltd.), or Guangzhou Sunhongs, entered into certain server co-location agreements, under which Guangzhou Sunhongs provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Sunhongs entered into two content delivery network acceleration service agreements, under which Guangzhou Shanghang provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Sunhongs is 22.0% owned by Mr. Jun Lei, our major shareholder and 5.8% owned by Shanghai Yilian, respectively. In the years ended December 31, 2015, 2016 and 2017, the bandwidth service that Guangzhou Huaduo received from Guangzhou Sunhongs amounted to RMB74.7 million, RMB96.2 million and RMB92.1 million (US$14.2 million), respectively.

In November 2013 and March 2014, Guangzhou Huaduo invested RMB7.0 million and RMB15.0 million respectively, in Guangzhou Kuyou Information Technology Co., Ltd., or Guangzhou Kuyou, subsequent to which, Guangzhou Huaduo held 20% equity interest in Guangzhou Kuyou. In 2014, Guangzhou Huaduo and Guangzhou Kuyou entered into a series of cooperation agreements, under which Guangzhou Huaduo and Guangzhou Kuyou agreed to cooperate with respect to the exclusive operation of certain online games developed by Guangzhou Kuyou. The percentage of equity interest held by Guangzhou Huaduo in Guangzhou Kuyou was diluted to 16% and 11.3% in 2016 and 2017 respectively, due to the options granted by Guangzhou Kuyou to its management and employees and capital injection from an independent third party. The aggregate online game revenues shared from Guangzhou Kuyou was RMB134.5 million, RMB8.6 million and RMB1.4 million (US$0.2 million) in 2015, 2016 and 2017, respectively, and the purchase of operating rights for licensed games was RMB3.4 million, nil and nil in 2015, 2016 and 2017, respectively.

In March 2015, Guangzhou Huaduo and Shanghai Jiazuo Internet and Technology Co., Ltd., or Shanghai Jiazuo, which is the wholly owned subsidiary of Guangzhou Kuyou, entered into a series of cooperation agreements, under which Guangzhou Huaduo and Shanghai Jiazuo agreed to cooperate with respect to the operation of certain online games developed by Shanghai Jiazuo. The aggregate online game revenues shared from Shanghai Jiazuo was RMB20.9 million, RMB48.4 million and RMB24.2 million (US$3.7 million) in 2015, 2016 and 2017, respectively, and the purchase of operating rights for licensed games was RMB3.4 million, nil and nil in 2015, 2016 and 2017, respectively.

In October 2014, we entered into an agreement to inject our free voice-over IP service, Weihui, into Bigo Inc. or Bigo, a company set up and which was then controlled by Mr. David Xueling Li. Following two series of capital injection from other investors of Bigo in 2015 and 2017, including Mr. Li, we retained a 21.6% ownership stake in Bigo. We had paid daily operating expenses of RMB95.3 million, RMB53.6 million and 28.4 million (US$4.4 million) on behalf of Bigo in 2015, 2016 and 2017, respectively. Bigo borrowed RMB155.0 million and RMB25.0 million from Guangzhou Huaduo in 2015 and 2016, respectively. Bigo had repaid the abovementioned amount in full as of December 31, 2015 and 2016, respectively. In April 2015, Guangzhou Huaduo entered into a sale of equipment agreement with Bigo amounting to 12.1 million.

See Note 27 to our financial statements for further information about our related party transactions.

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

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in an amount of RMB100 million. In 2017, Guangzhou Intellectual Property Court ordered us to compensate NetEase in an amount of RMB20.0 million. This judgment is not final and has been appealed to the appellate court. Although we believe that the claim is unjustified and commercially motivated, if the final outcome of the proceeding is unfavorable to us, we may suffer considerable damage to our financial position and reputation.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing twenty Class A common shares, have been listed on the Nasdaq Global Select Market since November 21, 2012 and trade under the symbol “YY”. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual Highs and Lows
Fiscal Year 2015	81.70	50.52
Fiscal Year 2016	63.96	31.07
Fiscal Year 2017	123.48	37.81
Quarterly Highs and Lows
First Fiscal Quarter of 2015	73.04	50.52
Second Fiscal Quarter of 2015	81.70	54.16
Third Fiscal Quarter of 2015	69.68	51.02
Fourth Fiscal Quarter of 2015	65.53	53.34
First Fiscal Quarter of 2016	62.79	42.35
Second Fiscal Quarter of 2016	63.96	31.07
Third Fiscal Quarter of 2016	56.11	32.75
Fourth Fiscal Quarter of 2016	57.22	39.24
First Fiscal Quarter of 2017	51.84	37.81
Second Fiscal Quarter of 2017	61.52	42.90
Third Fiscal Quarter of 2017	89.37	55.83
Fourth Fiscal Quarter of 2017	123.48	84.07

Monthly Highs and Lows
October 2017	97.59	84.07
November 2017	123.48	86.36
December 2017	119.09	98.50
January 2018	142.97	114.15
February 2018	139.58	109.06
March 2018	140.39	98.00
April 2018 (through April 25, 2018)	106.10	88.50

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”

Common Shares

General

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the Class A common shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the Class A common shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of underlying Class A common shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

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

Calls on Shares and Forfeiture of Shares

Subject to our memorandum and articles of association, our directors may from time to time make such calls upon the members in respect of any amounts unpaid on the shares held by them. The shares that have been called upon and remain unpaid after it has become due and payable are subject to forfeiture.

Protection of Minority Shareholders

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company because as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

(i)	an acts which is illegal or ultra vires and is therefore incapable of ratification by the shareholders;

(ii)	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

(iii)	an act which constitutes a fraud against, the minority where the wrongdoers are themselves in control of the company.

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

Subject to applicable laws and our memorandum and articles of association, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of that class. All the provisions of our articles of association relating to general meetings shall, mutatis mutandis, apply, but so that:

•	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of our board of directors, or (ii) a majority of our board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Our articles of association does not give any shareholder(s) the right to call a class or series meeting;

•	the necessary quorum shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;

•	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

•	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our memorandum of association to:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•	divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Select Market or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

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

The depositary will be included in our register of members as the only holder of the underlying Class A common shares represented by the ADSs. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Share Repurchases

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq Global Select Market, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders, but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

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

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that no such sale shall be made unless:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we, if so required by the rules of the Nasdaq Global Select Market, have given notice to, and caused an advertisement to be published in newspapers in accordance with such applicable rules giving notice of our intention to sell these shares, and a period of three months (or such shorter period as permitted under the applicable rules) has elapsed since the date of such advertisement.

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

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands; our holding company indirectly holds 100% of the equity interests in our PRC subsidiaries through Duowan BVI, NeoTasks Cayman, BiLin Cayman and HUYA Inc. Our business operations are principally conducted through our PRC subsidiaries and our PRC consolidated affiliated entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

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

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or common shares by a U.S. holder (as defined below) that holds our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their particular circumstances, including holders subject to special tax rules (for example, banks and other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, real estate investment trusts, regulated investment companies, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, holders that hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations, Medicare tax, the alternative minimum tax or any non-income tax (such as the United States federal estate or gift tax) considerations. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or common shares.

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

Although the law in this regard is unclear, we treat Guangzhou Huaduo, Beijing Tuda, Bilin Online and Guangzhou Huya as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Assuming that we own Guangzhou Huaduo, Beijing Tuda, Bilin Online and Guangzhou Huya for United States federal income tax purposes, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2017, and do not anticipate becoming a PFIC in future taxable years. However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs and common shares. Accordingly, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty. Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

I. Subsidiary Information

For a listing of our principal subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB has appreciated against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalisation, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$7.1 million in our interest income for the year ended December 31, 2017.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2017, we have received US$0.36 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

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

For the period from the effective date to December 31, 2017, all of the net proceeds received from our initial public offering were used to repurchase our convertible senior notes.

The following “Use of Proceeds” information relates to the registration statement on Form F-3, as amended (File Number 333-219961) for our public offering of 6,612,500 ADSs, representing 132,250,000 Class A common shares, which registration statement was effective immediately upon filing on August 14, 2017. We received net proceeds of US$442.2 million, after deducting commissions and offering expenses.

For the period from the effective date to December 31, 2017, we did not use a substantial portion of the net proceeds from our follow-on offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2017, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this Form 20-F.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on October 15, 2012 and subsequently amended and filed with this annual report. We have posted a copy of our code of business conduct and ethics on our website at http://ir.yy.com/corporate-governance.cfm.

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

	For the Year Ended December 31,
	2016	2017
	(in RMB thousands)
Audit fees (1)	10,523	10,317
Audit-related fees (2)	-	4,029
Tax fees(3)	51	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly review of our consolidated financial statement. For 2016 and 2017, the audit refers to the audit of our annual consolidated financial statements and our internal controls over financial reporting.

(2)	“Audit related fees” means aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services rendered in connection with our follow-on equity offering in 2017.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2017.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance requirements. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance requirements.

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee be an independent director. Currently, the chairman of our compensation committee, Mr. David Xueling Li, is not an independent director. If we continue to rely on this and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of YY Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated herein by reference to Exhibit 1.2 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 20, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.4	Investors’ Rights Agreement dated September 6, 2011 among the Registrant and other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.6	Share Exchange Agreement dated September 6, 2011, relating to Duowan Entertainment Corporation (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.1	2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.2	2011 Share Incentive Plan and Amendment No. 1 to the 2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.5	English translation of Exclusive Business Cooperation Agreement dated August 12, 2008 between Huanju Shidai (formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd.) and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.6	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.7	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.8	English translation of Exclusive Technology Support and Technology Services Agreement dated August 12, 2008 between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.9	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.10	English translation of Confirmation letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.11	English translation of Powers of Attorney dated September 16, 2011 issued to Huanju Shidai by each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.12	English translation of Exclusive Option Agreements dated September 16, 2011 among Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.13	English translation of Equity Interest Pledge Agreements dated September 16, 2011 between Huanju Shidai and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.14	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.15	English translation of Exclusive Business Cooperation Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.16	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.17	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.18	English translation of Exclusive Technology Support and Technology Services Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.19	English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.20	English translation of Confirmation Letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.21	English translation of Powers of Attorney dated May 27, 2011 issued to Huanju Shidai by each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.22	English translation of Exclusive Option Agreements dated May 27, 2011 among Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.23	English translation of Equity Interest Pledge Agreements dated July 1, 2011 between Huanju Shidai and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.24	English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.25	Indenture, dated March 24, 2014, constituting US$400 million 2.25% Convertible Senior Notes due 2019 (incorporated herein by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 21, 2015)

4.26	English summary of Panyu Land Purchase Agreement, dated August 7, 2014, by and among Guangzhou Huanju Shidai Information Technology Co., Ltd. and Guangzhou Panyu Information Technology Investment Development Co., Ltd. (incorporated herein by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 21, 2015)

Exhibit Number	Description of Document

4.27	English summary of Contract for State-owned Construction Land Use Rights Assignment, dated August 20, 2015, by and between Guangzhou Land Resources and Real Estate Administration Bureau and Guangzhou Huaduo (incorporated herein by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.28	English translation of Exclusive Business Cooperation Agreement dated August 25, 2015 between Bilin online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.29	English translation of Exclusive Option Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.30	English translation of Exclusive Assets Purchase Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.31	English translation of Equity Interest Pledge Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.32	English translation of Power of Attorney dated August 25, 2015 issued to Bilin Changxiang by David Xueling Li (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.33	The loan agreement made on January 19, 2017 by the Company as the evidence for the Industrial and Commercial Bank of China (Thai) Public Company Limited (incorporated herein by reference to Exhibit (b) from our Amendment No. 1 to Schedule TO (File No. 005-87080), filed with the Securities and Exchange Commission on March 13, 2017)

4.34*	HUYA Amended and Restated 2017 Plan

4.35*	Series A Preferred Share Subscription Agreement among HUYA Inc., Huya Limited, Guangzhou Huya, Mr. Rongjie Dong, Mr. David Xueling Li, YY and eight subscribers dated May 16, 2017

4.36*	Series B-2 Preferred Share Subscription Agreement among HUYA Inc., Huya Limited, Guangzhou Huya, Huya Technology, YY, Mr. Rongjie Dong and his affiliates, and Linen Investment Limited dated March 8, 2018

4.37*	Amended and Restated Shareholders Agreement dated as of March 8, 2018 between HUYA Inc. and other parties thereto

4.38*	English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018

4.39*	English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018

Exhibit Number	Description of Document

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Fangda Partners

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2018

YY INC.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Director and Chairman of the Board

YY INC.

F - 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YY Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of YY Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 26, 2018

We have served as the Company’s auditor since 2011.

F - 2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
				(Note2(e))
Assets
Current assets
Cash and cash equivalents	5	1,579,743	2,617,432	402,292
Short-term deposits	6	3,751,519	6,000,104	922,199
Restricted short-term deposits	7	-	1,000,000	153,697
Short-term investments	8	-	124,550	19,143
Accounts receivable, net	9	169,571	153,944	23,661
Inventory		2,266	315	48
Amounts due from related parties	27	135,245	11,190	1,720
Prepayments and other current assets	10	224,732	221,939	34,111

Total current assets		5,863,076	10,129,474	1,556,871

Non-current assets
Deferred tax assets	22	117,811	113,017	17,370
Investments	11	918,602	1,153,019	177,216
Property and equipment, net	12	838,750	1,016,998	156,310
Land use right, net	13	1,872,394	1,832,739	281,687
Intangible assets, net	14	58,926	37,481	5,761
Goodwill	15	14,300	11,716	1,801
Amounts due from related parties	27	-	20,000	3,074
Other non-current assets		101,933	144,275	22,175

Total non-current assets		3,922,716	4,329,245	665,394
Total assets		9,785,792	14,458,719	2,222,265

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	19	2,768,469	-	-
Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to the Company of RMB117,917 and RMB67,817 as of December 31, 2016 and 2017, respectively)		137,107	76,351	11,735
Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB429,883 and RMB757,244 as of December 31, 2016 and 2017, respectively)	16	430,683	758,044	116,509
Advances from customers (including advances from customers of the consolidated variable interest entity without recourse to the Company of RMB 56,108 and RMB80,406 as of December 31, 2016 and 2017, respectively)		56,152	80,406	12,358
Income taxes payable (including income taxes payable of the consolidated variable interest entity without recourse to the Company of RMB112,779 and RMB142,204 as of December 31, 2016 and 2017, respectively)		140,754	146,298	22,485
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated variable interest entity without recourse to the Company of RMB988,911 and RMB1,404,877 as of December 31, 2016 and 2017, respectively)	17	1,066,038	1,465,963	225,314
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entity without recourse to the Company of RMB91,245 and RMB30,502 as of December 31, 2016 and 2017, respectively)	27	91,245	30,502	4,688
Short-term loans (including short-term loans of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	18	-	588,235	90,410

Total current liabilities		4,690,448	3,145,799	483,499

Non-current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entity without recourse to the Company of nil and nil as of December 31, 2016 and 2017, respectively)	19	-	6,536	1,005
Deferred revenue(including deferred revenue of the consolidated variable interest entity without recourse to the Company of RMB19,125 and RMB52,185 as of December 31, 2016 and 2017, respectively)	16	25,459	57,718	8,871
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entity without recourse to the Company of RMB4,777 and RMB8,404 as of December 31, 2016 and 2017, respectively)	22	8,058	10,810	1,661

Total non-current liabilities		33,517	75,064	11,537

Total liabilities		4,723,965	3,220,863	495,036

Commitments and contingencies	29

F - 3

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
				(Note 2(e))

Mezzanine equity	23	9,272	524,997	80,691

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 750,115,028 shares issued and outstanding as of December 31, 2016 and 945,245,908 shares issued and outstanding as of December 31, 2017)	24	44	57	9
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 359,557,976 shares issued and outstanding as of December 31, 2016 and 317,982,976 shares issued and outstanding as of December 31, 2017)	24	26	23	4
Additional paid-in capital		2,165,766	5,339,844	820,719
Statutory reserves	2(ff)	58,857	62,718	9,640
Retained earnings		2,728,736	5,218,110	802,009
Accumulated other comprehensive income (loss)		93,066	(9,597)	(1,475)

Total YY Inc.’s shareholders’ equity		5,046,495	10,611,155	1,630,906

Non-controlling interests		6,060	101,704	15,632

Total shareholders’ equity		5,052,555	10,712,859	1,646,538

Total liabilities, mezzanine equity and shareholders’ equity		9,785,792	14,458,719	2,222,265

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
					(Note2(e))
Net revenues
Live streaming		4,539,857	7,027,227	10,670,954	1,640,096
Online games		771,882	634,325	543,855	83,589
Membership		291,310	284,860	197,561	30,365
Others		294,200	257,638	182,422	28,038

Total net revenues		5,897,249	8,204,050	11,594,792	1,782,088

Cost of revenues (1)	20	(3,579,744)	(5,103,430)	(7,026,402)	(1,079,938)

Gross profit		2,317,505	3,100,620	4,568,390	702,150

Operating expenses (1)
Research and development expenses		(548,799)	(675,230)	(781,886)	(120,174)
Sales and marketing expenses		(312,870)	(387,268)	(691,281)	(106,248)
General and administrative expenses		(358,474)	(482,437)	(544,641)	(83,710)
Goodwill impairment	15	(310,124)	(17,665)	(2,527)	(388)
Fair value change of contingent consideration		292,471	-	-	-

Total operating expenses		(1,237,796)	(1,562,600)	(2,020,335)	(310,520)

Gain on deconsolidation and disposal of subsidiaries		-	103,960	37,989	5,839
Other income	21	82,300	129,504	113,187	17,397

Operating income		1,162,009	1,771,484	2,699,231	414,866

Gain on partial disposal of investments		-	25,061	45,861	7,049
Interest expense		(97,125)	(81,085)	(32,122)	(4,937)
Interest income		137,892	67,193	180,384	27,725
Foreign currency exchange (losses) gains, net		(38,099)	1,158	(2,176)	(334)
Other non-operating expenses		(2,165)	-	-	-

Income before income tax expenses		1,162,512	1,783,811	2,891,178	444,369

Income tax expenses	22	(178,327)	(280,514)	(415,811)	(63,909)

Income before share of income in equity method investments, net of income taxes		984,185	1,503,297	2,475,367	380,460

Share of income in equity method investments, net of income taxes		14,120	8,279	33,024	5,076

Net income		998,305	1,511,576	2,508,391	385,536

Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders		(34,938)	(12,342)	15,156	2,329

Net income attributable to YY Inc.		1,033,243	1,523,918	2,493,235	383,207

Other comprehensive income (loss):
Unrealized gain (loss) of available-for-sale securities, net of nil tax		-	134,768	(41,150)	(6,325)
Foreign currency translation adjustments, net of nil tax		4,414	(5,317)	(61,513)	(9,454)

Comprehensive income attributable to YY Inc.		1,037,657	1,653,369	2,390,572	367,428

F - 5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
					(Note2(e))
Net income per ADS*
—Basic	26	18.37	27.04	42.03	6.46
—Diluted	26	17.96	26.40	41.33	6.35
Weighted average number of ADS used in calculating net income per ADS
—Basic	26	56,259,499	56,367,166	59,323,007	59,323,007
—Diluted	26	57,541,558	60,805,566	60,831,887	60,831,887

Net income per common share*
—Basic	26	0.92	1.35	2.10	0.32
—Diluted	26	0.90	1.32	2.07	0.32
Weighted average number of common shares used in calculating net income per common share
—Basic	26	1,125,189,978	1,127,343,312	1,186,460,144	1,186,460,144
—Diluted	26	1,150,831,163	1,216,111,329	1,216,637,741	1,216,637,741

*	Each ADS represents 20 Class A common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
					(Note2(e))

Cost of revenues		23,963	15,894	42,759	6,572
Research and development expenses		70,951	78,816	122,348	18,805
Sales and marketing expenses		3,283	3,107	4,417	679
General and administrative expenses		87,175	59,469	88,137	13,546

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B common shares		Additional			Accumulated other	Total YY Inc.’s		Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2014		706,173,568	43	427,352,696	30	2,900,458	56,469	173,963	(40,799)	3,090,164	-	3,090,164
Issuance of common shares for exercised share options	24	6,611,970	-	-	-	245	-	-	-	245	-	245
Issuance of common shares for vested restricted shares and restricted share units	24	19,498,710	1	-	-	(1)	-	-	-	-	-	-
Class B common shares converted to Class A common shares	24	57,794,720	3	(57,794,720)	(3)	-	-	-	-	-	-	-
Repurchase of Class A common shares	24	(61,851,120)	(4)	-	-	(1,041,682)	-	-	-	(1,041,686)	-	(1,041,686)
Share-based compensation	25	-	-	-	-	152,779	-	-	-	152,779	-	152,779
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	38	(38)	-	-	-	-
Set-up subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	7,798	7,798
Components of comprehensive income
Net income (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,033,243	-	1,033,243	(138)	1,033,105
Foreign currency translation adjustments, net of nil tax		-	-	-	-	-	-	-	4,414	4,414	-	4,414

Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B common shares		Additional			Accumulated other	Total YY Inc.’s		Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive (loss) income	shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015		728,227,848	43	369,557,976	27	2,011,799	56,507	1,207,168	(36,385)	3,239,159	7,660	3,246,819
Issuance of common shares for exercised share options	24	234,720	-	-	-	9	-	-	-	9	-	9
Issuance of common shares for vested restricted shares and restricted share units	24	11,652,460	-	-	-	-	-	-	-	-	-	-
Class B common shares converted to Class A common shares	24	10,000,000	1	(10,000,000)	(1)	-	-	-	-	-	-	-
Deemed disposal of partial interest in a subsidiary arising from conversion of liability		-	-	-	-	5,718	-	-	-	5,718	-	5,718
Share-based compensation	25	-	-	-	-	143,922	-	-	-	143,922	-	143,922
Other change in equity in an equity investment						4,800				4,800		4,800
Partial disposal of an equity investment		-	-	-	-	(482)	-	-	-	(482)	-	(482)
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	2,350	(2,350)	-	-	-	-
Set-up of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	6,500	6,500
Acquisition of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	291	291
Capital injection in subsidiaries from non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	4,142	4,142
Components of comprehensive income
Net income (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	1,523,918	-	1,523,918	(12,533)	1,511,385
Unrealized gain of available-for-sale securities		-	-	-	-	-	-	-	134,768	134,768	-	134,768
Foreign currency translation adjustments, net of nil tax		-	-	-	-	-	-	-	(5,317)	(5,317)	-	(5,317)

Balance as of December 31, 2016		750,115,028	44	359,557,976	26	2,165,766	58,857	2,728,736	93,066	5,046,495	6,060	5,052,555

F - 8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B common shares		Additional			Accumulated other	Total YY Inc.’s		Total
	Notes	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserves	Retained earnings	comprehensive income (loss)	shareholders’ equity	Non-controlling interests	shareholders’ equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016		750,115,028	44	359,557,976	26	2,165,766	58,857	2,728,736	93,066	5,046,495	6,060	5,052,555
Issuance of common shares for exercised share options	24	379,120	-	-	-	20	-	-	-	20	-	20
Issuance of common shares for vested restricted shares and restricted share units	24	20,926,760	1	-	-	(1)	-	-	-	-	-	-
Issuance of common share	24	132,250,000	9	-	-	2,946,125	-	-	-	2,946,134	-	2,946,134
Class B common shares converted to Class A common shares	24	41,575,000	3	(41,575,000)	(3)	-	-	-	-	-	-	-
Share-based compensation	25	-	-	-	-	229,435	-	-	-	229,435	28,226	257,661
Deemed disposal of partial interest in an equity investment	11	-	-	-	-	(1,501)	-	-	-	(1,501)	-	(1,501)
Appropriation to statutory reserves	2(ff)	-	-	-	-	-	3,861	(3,861)	-	-	-	-
Set-up of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	20,816	20,816
Acquisition of subsidiaries with non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	453	453
Capital injection in subsidiaries from non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	44,059	44,059
Disposal of subsidiaries with non-controlling interest shareholders	4										12,833	12,833
Accretion of subsidiary’s redeemable convertible preferred shares to redemption value for non-controlling interest shareholders		-	-	-	-	-	-	-	-	-	(154)	(154)
Components of comprehensive income
Net income (loss) attributable to YY Inc. and non-controlling interest shareholders		-	-	-	-	-	-	2,493,235	-	2,493,235	(10,589)	2,482,646
Unrealized loss of available-for-sale securities		-	-	-	-	-	-	-	(41,150)	(41,150)	-	(41,150)
Foreign currency translation adjustments, net of nil tax		-	-	-	-	-	-	-	(61,513)	(61,513)	-	(61,513)

Balance as of December 31, 2017		945,245,908	57	317,982,976	23	5,339,844	62,718	5,218,110	(9,597)	10,611,155	101,704	10,712,859

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts in thousands)

		For the year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from operating activities
Net income		998,305	1,511,576	2,508,391	385,536
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	12	122,098	173,625	176,715	27,161
Amortization of acquired intangible assets and land use right	13,14	64,201	100,892	62,419	9,594
Allowance for doubtful accounts		4,167	45,914	15,106	2,322
Loss on disposal of property and equipment	12	3,759	891	17,620	2,708
Impairment of investments	11	6,000	80,104	43,205	6,640
Impairment of intangible assets	14	57,199	3,828	-	-
Impairment of goodwill	15	310,124	17,665	2,527	388
Fair value change of contingent consideration		(292,471)	-	-	-
Share-based compensation	25	185,372	157,286	257,661	39,602
Share of income in equity method investments, net of income taxes		(14,120)	(8,279)	(33,024)	(5,076)
Gain on partial disposal of investments	11	-	(25,061)	(45,861)	(7,049)
Gain on deconsolidation and disposal of subsidiaries	4	-	(103,960)	(37,989)	(5,839)
Deferred income taxes, net	22	(25,039)	(7,768)	3,919	602
Foreign currency exchange (gains) losses, net		38,099	(1,158)	2,176	334
Other non-operating expense		2,165	-	-	-
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable, net		123,634	(34,293)	18,383	2,825
Prepayments and other assets		45,128	(97,888)	(48,277)	(7,420)
Amounts due from related parties		(1,323)	1,839	155	24
Inventory		(11,080)	680	1,434	220
Amounts due to related parties		(13,743)	66,328	(18,615)	(2,861)
Accounts payable		(22,654)	36,888	(39,060)	(6,003)
Deferred revenue		25,519	81,513	366,634	56,351
Advances from customers		20,959	10,783	24,254	3,728
Income taxes payable		18,242	33,351	5,544	852
Accrued liabilities and other current liabilities		178,901	376,379	435,135	66,878

Net cash provided by operating activities		1,823,442	2,421,135	3,718,452	571,517

Cash flows from investing activities
Placements of short-term deposits		(1,869,789)	(8,027,325)	(9,667,447)	(1,485,861)
Maturities of short-term deposits		4,257,609	6,324,897	7,361,225	1,131,400
Placements of restricted short-term deposits		(1,492,799)	-	(1,000,000)	(153,697)
Maturities of restricted short-term deposits		522,981	389,221	-	-
Placement of short-term investments		-	-	(189,550)	(29,133)
Maturities of short-term investments		-	-	65,000	9,990
Purchase of property and equipment		(219,843)	(162,395)	(397,327)	(61,068)
Purchase of intangible assets and land use right		(50,931)	(70,029)	(17,749)	(2,728)
Purchase of other non-current assets		(1,926,224)	(5,403)	(82,645)	(12,702)
Cash paid for equity investments	11	(500)	(107,010)	(21,740)	(3,341)
Cash paid for cost investments	11	(351,800)	(90,234)	(301,848)	(46,393)
Acquisition of an available-for-sale security	11	(6,117)	-	(2,059)	(316)
Cash received from disposal of investments		-	22,608	86,714	13,327
Cash dividend received from an equity investee		2,400	6,720	-	-
Acquisition of businesses, net of cash and cash equivalents acquired		5,553	(1,946)	(6,161)	(947)
Deconsolidation and disposal of subsidiaries, net of cash disposed	4	-	(5,370)	117,005	17,983
Payment on behalf of related parties, net of repayment	27	60,870	(10,699)	23,116	3,553
Loans to related parties	27	(159,000)	(44,500)	(24,962)	(3,837)
Repayment of loans from related parties	27	160,000	-	35,462	5,450
Loans to employees and third parties		(6,037)	(6,605)	(20,550)	(3,158)
Repayment of loans from employees and third parties		13,237	4,751	4,641	713
Proceeds from disposal of property and equipment		12,368	181	1,359	209

Net cash used in investing activities		(1,048,022)	(1,783,138)	(4,037,516)	(620,556)

F - 10

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017 (CONTINUED)

(All amounts in thousands)

		For the year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
					(Note2(e))
Cash flows from financing activities
Proceeds from exercise of vested share options		245	9	20	3
Repurchase of common shares	24	(1,041,686)	-	-	-
Capital contributions from the non-controlling interests		7,798	10,642	64,875	9,971
Capital contributions from mezzanine equity holders	23	-	-	509,535	78,314
Proceeds from bank borrowings		1,148,500	-	621,118	95,464
Repayment of bank borrowings		(452,000)	-	-	-
Proceeds from issuance of common shares, net of issuance cost		-	-	2,950,607	453,500
Repayment of convertible bonds		-	-	(2,753,630)	(423,225)

Net cash (used in) provided by financing activities		(337,143)	10,651	1,392,525	214,027

Net increase in cash and cash equivalents		438,277	648,648	1,073,461	164,988
Cash and cash equivalents at the beginning of the year		475,028	928,934	1,579,743	242,802
Effect of exchange rate changes on cash and cash equivalents		15,629	2,161	(35,772)	(5,498)

Cash and cash equivalents at the end of the year		928,934	1,579,743	2,617,432	402,292

		For the year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$
					(Note2(e))
Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized		(78,186)	(59,884)	(41,729)	(6,414)
—Acquisition of property and equipment in form of accounts payable		66,673	37,649	16,865	2,592
—Income taxes paid		(185,124)	(254,931)	(406,348)	(62,455)

The accompanying notes are an integral part of these consolidated financial statements.

F - 11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities

YY Inc. (the “Company”), through its subsidiaries, its variable interest entities (“VIEs”, also refer to VIEs and their subsidiaries as a whole, where appropriate) (collectively, the “Group”) is principally engaged in live streaming business in the People's Republic of China (the “PRC” or “China”) through its two key platforms, namely YY Live and Huya, which are leading live streaming and live game broadcasting platforms.

(b)	Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the NASDAQ Global Market.

(c)	Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2017 are set out below:

Name	Place of incorporation	Date of incorporation or acquisition	% of direct or indirect economic ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands (“BVI”)	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or “Duowan Entertainment”)	PRC	March 19, 2008	100%	Investment holding

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Engage Capital Partners I, L.P. (“Engage L.P.”)	Cayman Islands	March 23, 2015	93.5%	Investment

HUYA Inc. (“Huya”)(*)	Cayman Islands	March 30, 2017	80.7%	Investment holding

Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	80.7%	Software development

Principal VIEs
Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Zhuhai Huanju Interactive Entertainment Technology Co., Ltd.	PRC	May 4, 2015	100%	Software development

Shanghai Yilian Equity Investment Partnership (LP) (“Shanghai Yilian”)	PRC	June 23, 2015	93.5%	Investment

Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”)	PRC	August 10, 2016	80.7%	Holder of internet content provider licenses and internet value added services

Guangzhou Wanhe Technology Co., Ltd. (“Guangzhou Wanhe”)	PRC	December 8, 2016	60%	Online advertising and software development

Guangzhou Yilianyixing Investment Partnership (LP) (“Guangzhou Yilianyixing”)	PRC	June 28, 2017	99%	Investment

F - 12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Principal subsidiaries and VIEs (continued)

Note *: As disclosed in Note 30(b) and Note 30(d), Huya has issued Series B-2 redeemable convertible preferred shares on March 8, 2018 and YY has sold certain Class B Ordinanry Shares of Huya on March 20, 2018 and March 22, 2018, respectively. After these transactions, the Company's percentage of economic ownership over Huya is 48.3%.

(d)	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIEs Guangzhou Huaduo and Guangzhou Huya, which hold the internet value-added service license and approvals to provide such internet services in the PRC.

(i) VIE agreements amongst Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders:

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

F - 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable Interest Entities (continued)

(i) VIE agreements amongst Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders (continued)

•	Powers of Attorney

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

(ii) VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders

In 2017, Huya undertook a reorganization (the “Huya Reorganization”) through setting up Huya Technology, a wholly owned subsidiary, and entering into a series of VIE agreements with Guangzhou Huya and its nominee shareholders. The Huya Reorganization was completed on July 10, 2017.

The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its nominee shareholders:

•	Exclusive Business Cooperation Agreement

Huya Technology and Guangzhou Huya entered into exclusive business cooperation agreement under which Guangzhou Huya engages Huya Technology as its exclusive provider of technology support, business support and consulting services. Guangzhou Huya shall pay to Huya Technology service fees, which is determined by Huya Technology at its sole discretion. Huya Technology shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Guangzhou Huya shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Huya Technology. The term of this agreement is ten years and will be extended for ten years automatically after expiration, unless otherwise agreed by both parties in a written agreement. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

•	Exclusive Purchase Option Agreement

Under the exclusive purchase option agreement, the nominee shareholders of Guangzhou Huya have granted Huya Technology or its designated representative(s) irrevocably an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Guangzhou Huya at the lowest price permitted by the laws of the PRC applicable at the time of exercise. Huya Technology or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, the nominee shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended for another ten years at Huya Technology’s sole discretion. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

F - 14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable Interest Entities (continued)

(ii) VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders (continued)

•	Equity Pledge Agreement

Pursuant to the equity pledge agreement, the nominee shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Huya Technology without Huya Technology's written consent. If Guangzhou Huya and/or its nominee shareholders breach their contractual obligations under those agreements, Huya Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

•	Power of Attorney

Pursuant to the irrevocable power of attorney, Huya Technology is authorized by each of the nominee shareholders as its attorney-in-fact to exercise such nominee shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring nominee shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

Through the aforementioned contractual agreements, Guangzhou Huaduo and Guangzhou Huya are considered VIEs in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through Beijing Huanju Shidai and Huya Technology, respectively, has the ability to:

•	exercise effective control over Guangzhou Huaduo and Guangzhou Huya;

•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from these VIEs as if it were their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in these VIEs.

In addition to the aforementioned contractual agreements, Beijing Huanju Shidai also entered into similar contractual agreements with Beijing Tuda Science and Technology Co., Ltd. ("Beijing Tuda"). Beijing Bilin Changxiang Information Technology Co., Ltd. (“Bilin Changxiang”), a subsidiary of the Company, also entered into similar contractual agreements with Guangzhou Bilin Online Information Technology Co., Ltd. (formerly known as Bejing Bilin Online Information Technology Co., Ltd., "Bilin Online"). Through these contractual agreements, Beijing Tuda and Bilin Online are considered VIEs of the Group.

F - 15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable Interest Entities (continued)

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to RMB3,213,143 as of December 31, 2017. As the VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its PRC internet value-added services business through the VIEs, the Company will, if needed, provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

Please refer to Note 3(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2017.

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the U.S. GAAP to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang, Huya Technology and ultimately the Company hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

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

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the user relationship period related to online games revenue, assessment of whether the Group acts as a principal or an agent in different revenue streams, classification of perpetual items versus consumable items under item-based model, the determination of estimated selling prices of multiple element revenue contracts, income taxes, allowances for doubtful accounts, determination of share-based compensation expenses, impairment assessment of goodwill, long-lived assets and intangible assets, tax considerations for earnings retained in the Group’s VIEs, assessment on the probability of performance condition affiliated in equity-classified award under ASC 718 that affect vesting, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, and Hong Kong is United States dollar (“US$”), while the functional currency of the other entities and VIEs in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive income.

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.5063 on December 29, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

F - 17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(f)	Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;
ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

(g)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods presented.

(h)	Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.

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

The cost investment is comprised of investments in privately-held entities. The Group accounts for cost investment which has no readily determinable fair value using the cost method. Under the cost method, the investment is measured initially at cost. The investment carried at cost should recognize income when dividends are received from the distribution of the investee’s earnings. The Group periodically evaluates the carrying value of investments accounted for under the cost method of accounting and any impairment is included in the consolidated statements of comprehensive income.

(l)	Available-for-sale investment

The Group classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Group has the positive intent and the ability to hold to maturity are classified as “held to maturity” and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as “available-for-sale” and reported at fair value. The Group has designated its investments in redeemable preferred shares of two private companies and common shares of one listed company as available-for-sale securities in accordance with ASC 320 (Note 11). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income/loss, net of tax. Realized gains or losses upon disposal are charged to earnings during the period in which the gains or losses are realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when they are ready for their intended use.

(n)	Business combinations

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

F - 20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Intangible assets

Intangible assets mainly consist of brand names, operating rights, software, domain names and technology. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives

Brand names	1-15 years
Operating rights	Shorter of the economic life or contract terms
Software	3 -5 years
Domain names	15 years
Technology	5 years
Others	3-5 years

(p)	Land use right

Land use right is carried at cost less accumulated amortization. Amortization of the land use right is made on straight-line basis over 40 years from the date when the Group first obtained the land use right certificate from the local authorities.

(q)	Impairment of long-lived assets

For long-lived assets other than investments and goodwill whose impairment policy is discussed elsewhere in the financial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

The impairment charges of intangible assets recorded in general and administrative expenses for the years ended December 31, 2015, 2016 and 2017 were amounting to RMB57,199, RMB3,828 and nil, respectively.

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

The Group determines the appropriate accounting treatment of its convertible bonds in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in the statement of comprehensive income in the period in which they are incurred.

(u)	Mezzanine equity and non-controlling interest

Mezzanine equity

For the Company’s majority-owned subsidiaries and consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity.

In accordance with ASC subtopic 480-10, the Group calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interests to their estimated redemption value over the period from the date of acquisition to the earliest redemption date of the non-controlling interests and (ii) the amount of net (loss) profit attributable to non-controlling shareholders of certain subsidiaries based on their ownership percentage. The carrying value of the non-controlling interests as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii).

Each type of increase in carrying amount shall be recorded as charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital.

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

The Group generates revenues from live streaming, online games, membership and others. Revenues from live streaming are generated from YY Live platform and Huya platform. Revenues from online games are generated from providing online game platform and access of the games for the game players. Membership subscription program enhanced user privileges when using the Group’s platforms. Other revenues mainly include online education revenue and advertising revenue. Online education services consist of vocational training and language training courses. Online advertising revenues are primarily generated from sales of different forms of advertising on the Group’s platforms. Revenue is recognized when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collection is reasonably assured.

The Group has a recharge system for users to purchase the Group's virtual currency. Users can recharge via various online payment platforms provided by third parties. Virtual currency is non- refundable and often consumed soon after it is purchased. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

(i) Live streaming

Live streaming mainly consists of YY Live platform and Huya platform. It generates revenue from sales of virtual items in the platforms. Users can access the platforms and view the live streaming content for free.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to performers to show support for their favorite performers, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized ratably over the fixed period on a straight-line basis. The Group does not have further obligations to the user after the virtual items are consumed immediately or after the stated period of time for time-based items.

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

The following hierarchy has been followed when determining the relative selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE of the selling price cannot be determined, the Group has adopted a policy to allocate the consideration of the whole arrangement to different virtual item elements based on the TPE of selling price or the BESP for each virtual item element. The Group determines the fair values of elements sold in a bundle based on similar products sold separately on the YY Live platform and Huya platform based on the TPE of the selling price and determines the fair values of elements without similar products sold separately on the YY Live platform and Huya platform based on the BESP. The BESP is generally based on the selling prices of the various elements of a similar nature when they are sold to users on a stand-alone basis. The BESP may also be based on an estimated stand-alone pricing when the element has not previously been sold on a stand-alone basis.

F - 23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(ii) Online games revenue

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to gaming players. Historically, the majority of online games revenues for the three years ended December 31, 2015, 2016 and 2017 were derived from third parties developed games.

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

The Company also sells pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized on a gross basis based on the selling price of the distributors to the students and is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date.

F - 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(v)	Revenue recognition (continued)

(iv) Others (continued)

(2) Advertising revenues

The Group primarily generate advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display. For the years ended December 31, 2015, 2016 and 2017, net revenue generated from advertising was RMB62,740, RMB41,685 and RMB112,778, respectively.

The Group enters into advertising contracts directly with advertisers or third party advertising agencies that represent advertisers. Contract terms generally range from 1 to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

Where customers purchase multiple advertising spaces with different display periods in the same contract, the Group allocates the total consideration to the various advertising elements based on the relative selling price method and recognizes revenue for the different elements over their respective display periods. The following hierarchy should be followed when determining the appropriate selling price for each element: (1) vendor specific objective evidence (“VSOE”), (2) third party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). Given that the VSOE or TPE of the selling price cannot be determined, the Group has adopted a policy to allocate the fair values of different advertising elements based on the best estimate selling prices of each advertisement within the contract taking into consideration the standard price list and historical discounts granted. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period.

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

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) salary and welfare, (iv) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (v) payment handling cost, (vi) Other taxes and surcharges, (vii) share-based compensation, and (viii) other costs.

The Group was subject to cultural development fee at a tax rate of 3% on service income from provision of advertising services in the PRC. The Group was also subject to surcharges of VAT, which are calculated based on 12% of the VAT paid for the years ended December 31, 2015, 2016 and 2017.

The Group reported other taxes and surcharges, and cultural development fees in cost of revenues.

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

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) depreciation of office premise and servers utilized by research and development personnel and (iv) rental expenses. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2015, 2016 and 2017, respectively.

(z)	Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses, and (ii) salary and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately RMB253,210, RMB298,681 and RMB621,771 during the years ended December 31, 2015, 2016 and 2017, respectively.

(aa)	General and administrative expenses

General and administrative expenses consist primarily of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, and (iii) professional service fees.

(bb)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of comprehensive income amounted to RMB171,349, RMB206,704 and RMB214,848 for the years ended December 31, 2015, 2016 and 2017, respectively.

F - 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(cc)	Share based compensation

The Group grants stock-based award, such as, but not limited to, share options, restricted shares, restricted share units of the Company, share option and ordinary shares of the Company’s subsidiary to eligible employees, officers, directors, and non-employee consultants.

Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards. The related share-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates. Duowan BVI also granted share options, restricted shares and restricted share units to non-employees, which are also initially accounted for as equity-classified awards. Awards granted to non-employees are initially measured at fair value on the grant date and periodically remeasured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are remeasured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are recorded in consistent with the method used in recognizing the original compensation costs.

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

The Group's share-based awards mainly include share-based awards of YY as well as share options and ordinary shares of Huya, details of which are disclosed in Note 25. Fair value determination of these share-based awards is summarized as below:

(1) YY's restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of YY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of YY in the NASDAQ Global Market.

(2) Huya's share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

(3) Huya's ordinary shares

In determining the fair value of the ordinary shares of Huya granted, a combination of discounted cash flow method (“DCF”) under income approach and guideline companies method (“GCM”) under market approach is applied, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on the Group's best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

GCM was also adopted under the market approach to arrive at an equity valuation for Huya. GCM employs trading multiples method of selected public comparable companies including trailing and leading Enterprise Value/Revenue multiples. Based on the Group's current stage of development and the conceptual strength of the income approach, the Group assigned 50% weight to each of the income approach and the market approach for the valuation date.

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

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

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

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

During the year ended December 31, 2015, 2016 and 2017, appropriations to general reserve fund and statutory surplus fund amounted to RMB38, RMB2,350 and RMB3,861, respectively.

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

Dividends are recognized when declared. No dividends on common shares were declared for the years ended December 31, 2015, 2016 and 2017, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ii)	Income per share

Basic income per share is computed on the basis of the weighted-average number of common shares outstanding during the period under measurement. Diluted income per share is based on the weighted-average number of common shares outstanding and potential common shares. Potential common shares result from the assumed exercise of outstanding share options, restricted shares and restricted share units or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method.

(jj)	Comprehensive income

Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive income/loss of the Group includes the unrealized gain of available-for-sale securities and the foreign currency translation adjustments.

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

(ll)	Recently issued accounting pronouncements

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has applied this guidance retrospectively to all period presented. Following the adoption of this guidance in 2017, RMB107,309 of current deferred tax assets as of December 31, 2016 was reclassified to non-current assets.

In March 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”): Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard has been effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this standard has no material impact on the Group's consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenues based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, which defers by one year ASU 2014-09’s effective date. The amendment will be effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017.

The Company has set up an implementation team to analyze each of the Group’s revenue streams including revenues from live streaming, online games, membership and other revenue streams in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company has completed the evaluation and assessment of its adoption of ASC 606 and there are no significant implementation matters yet to be addressed. Based on the Company’s assessment, the adoption of the new revenue standard will not have a material impact on the Group’s consolidated financial statements. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company will apply the new revenue standard from January 1, 2018 on a modified retrospective basis.

F - 34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ll)	Recently issued accounting pronouncements (continued)

In January 2016, the FASB issued ASU 2016-01: Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows: 1) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2) Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3) Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. 4) Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5) Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6) Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7) Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8) Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for all equity investments measured at fair value through net income (loss). For investments in equity securities lacking of readily determinable fair values, the Company will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company anticipates that the adoption of ASU 2016-01 will increase the volatility of its other income (expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments. Following the adoption of this guidance in 2018, RMB87,802 will be reclassified from accumulated other comprehensive income (loss) to retained earnings.

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

In August 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-15: Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. Based on the Company’s assessment, the adoption of the new standard will not have a material impact on the Group’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. The Company does not expect ASU 2016-16 to have a material impact to the Company’s consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. Based on the Company’s assessment, the adoption of the new standard will not have a material impact on the Group’s consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. Based on the Company’s assessment, the adoption of the new standard will not have a material impact on the Group’s consolidated financial statements.

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

In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting", which clarifies and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption is permitted. Based on the Company’s assessment, the adoption of the new standard will not have a material impact on the Group’s consolidated financial statements.

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

As mentioned in Note 1(d), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIEs, namely Guangzhou Huaduo and Guangzhou Huya. As of December 31, 2017, Beijing Tuda and Guangzhou Huaduo own the majority equity interests of Guangzhou Huaduo and Guangzhou Huya, respectively.

Guangzhou Huaduo and Guangzhou Huya hold the licenses and permits necessary to conduct its internet value-added services and online advertising in the PRC. If the Company had direct ownership of the VIE, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIE and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Group’s contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai and Huya Technology’s unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai and Huya Technology will provide services including technology support, technology services, business support and consulting services to Guangzhou Huaduo and Guangzhou Huya, respectively, in exchange for service fees. The amount of service fees payable is determined by various factors, including (a) a percentage of Guangzhou Huaduo and Guangzhou Huya’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai and Huya Technology incur for providing such services. Beijing Huanju Shidai and Huya Technology may charge up to 100% of the income in Guangzhou Huaduo and Guangzhou Huya and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai and Huya Technology, respectively, from time to time. The service fees payable by Guangzhou Huaduo and Guangzhou Huya to Beijing Huanju Shidai and Huya Technology are determined to be up to 100% of the profits of Guangzhou Huaduo and Guangzhou Huya, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai and Huya Technology. If fees were incurred, it would be significant to the Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIE. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment. For the years ended December 31, 2015, 2016 and 2017, Guangzhou Huanju Shidai and Beijing Huanju Shidai determined that service fees of RMB274,285 , RMB305,792 and RMB279,828 were charged to Guangzhou Huaduo. The service fees are typically determined based on the costs and expenses that the wholly owned foreign enterprises incurs for providing relevant technology support to Guangzhou Huaduo, as well as the consideration of Guangzhou Huaduo’s future business development plan and its increasingly growing and diverse operational needs.

As of December 31, 2017, Beijing Tuda still has no substantial business operation, and Bilin Online and Guangzhou Huya have accumulated losses since inception. Therefore, no service fees were charged by Beijing Huanju Shidai, Bilin Changxiang and Huya Technology to the Group’s VIEs respectively for the periods presented.

F - 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

Further, the Group believes that the contractual arrangements among Beijing Huanju Shidai, Huya Technology and Bilin Changxiang, the VIEs, and their shareholders are in compliance with PRC law and are legally enforceable. However, the PRC government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC. The PRC government may also require the Group to restructure the Group’s operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group’s business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties caused the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Huanju Shidai, Huya Technology and Bilin Changxiang, and the VIEs.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result, the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprise entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law does not make clear how “control” would be determined for such purpose, and is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing laws and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its businesses through VIEs violates the Draft FIE Law, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses may require the Group to take various actions as discussed in the paragraph above. The Group’s management considers the possibility of such a finding by PRC regulatory authorities under the Draft FIE Law, if it becomes effective, to be remote.

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

The following consolidated financial information of the Group’s VIEs excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2016	2017
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	1,397,738	1,343,731
Short-term deposits	1,235,000	3,400,000
Restricted short-term deposits	-	1,000,000
Short-term investments	-	124,550
Accounts receivable, net	165,971	149,958
Inventory	2,266	315
Amounts due from related parties	135,245	9,309
Prepayments and other current assets	207,245	190,456
Total current assets	3,143,465	6,218,319

Non-current assets
Deferred tax assets	93,744	113,017
Investments	496,870	582,775
Property and equipment, net	261,915	359,912
Intangible assets, net	27,241	15,504
Land use right, net	1,872,394	1,832,739
Goodwill	2,527	-
Amounts due from related parties	-	20,000
Other non-current assets	85,583	133,812
Total non-current assets	2,840,274	3,057,759

Total assets	5,983,739	9,276,078

Liabilities
Current liabilities
Accounts payable	117,917	67,817
Deferred revenue	429,883	757,244
Advances from customers	56,108	80,406
Income taxes payable	112,779	142,204
Accrued liabilities and other current liabilities	988,911	1,404,877
Amounts due to related parties	91,245	30,502
Total current liabilities	1,796,843	2,483,050

Non-current liabilities
Deferred revenue	19,125	52,185
Deferred tax liabilities	4,777	8,404
Total non-current liabilities	23,902	60,589

Total liabilities	1,820,745	2,543,639

F - 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(a)	PRC regulations (continued)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Net revenues	5,821,305	8,164,100	11,577,104
Net income	1,267,111	1,874,435	2,766,279

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Net cash provided by operating activities	2,164,953	2,538,836	3,974,085
Net cash used in investing activities	(2,251,207)	(1,313,002)	(3,571,668)
Net cash provided by financing activities	704,298	8,508	66,875
	618,044	1,234,342	469,292

(b)	Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(c)	Concentration risk

(i)	Concentration of revenue

No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2015, 2016 and 2017.

(ii)	Concentration of accounts receivable

The Group collects accounts receivable from payment platforms, external game platforms and advertising customers. There were 2 and 3 payment platforms which had receivable balance exceeding l0% of the total accounts receivable balance of the Group as of December 31, 2016 and 2017, respectively. Details are as follows:

	December 31,
	2016	2017

Payment platforms
B1	19%	26%
B2	17%	18%
B3	*	19%

*	Less than 10%

F - 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

3.	Certain risks and concentration (continued)

(d)	Credit risk

As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents, short-term deposits and short-term investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2015, 2016 and 2017 and believes that its credit risk to be minimal.

4.	Business combination and disposal of subsidiaries

Disposal of Shanghai Beifu Culture Communication Co., Ltd. (“Beifu”)

Beifu, a company engaged in the operation of E-commerce, was acquired by the Group in 2015.

In June 2016, the Group disposed of 60% equity interest of Beifu for a total consideration of RMB3,500. After the disposal, the Group retained 10% equity interest of Beifu and accounted for the investment in Beifu as an equity investment as the Group still had significant influence over Beifu. As a result, Beifu ceased to be a subsidiary of the Group. A total loss of RMB23,474 was recognized, which was the difference between (a) the aggregate of the fair value of consideration received, the fair value of the retained non-controlling interests and the carrying amount of non-controlling interests being deconsolidated, amounting to RMB13,236 collectively and (b) the carrying amount of the assets and liabilities being deconsolidated, amounting to RMB36,710. As part of the total loss recognized, the loss related to the remeasurement of the retained non-controlling investment to fair value was RMB3,088.

Disposal of Beijing Huanqiu Xingxue Technology Development Co., Ltd. (“Xingxue”)

Xingxue, a company engaged in online vocational education, was acquired by the Group in 2014.

In December 2016, the Group disposed of 33.86% equity interest of Xingxue for a total consideration of RMB118,500, which was collected in 2017. After the disposal, the Group retained 31.14% equity interest of Xingxue. As a result, Xingxue ceased to be a subsidiary of the Group. A total income of RMB127,434 was recognized, which is the difference between (a) the aggregate of the fair value of consideration received, the fair value of the retained non-controlling interests and the carrying amount of non-controlling interests being deconsolidated, amounting to RMB282,433 collectively and (b) the carrying amount of the assets and liabilities being deconsolidated, amounting to RMB154,999. As part of the total gains recognized, the gain related to the remeasurement of the retained non-controlling investment to fair value was RMB57,791.

Disposal of Beijing Yunke Online Technology Development Co., Ltd.(“Yunke Online”)

Yunke Online, a company engaged in online language education, was acquired by the Group in 2014. In January 2017, the Group disposed of 46% equity interest of Yunke Online. After the disposal, the Group retained 34% equity interest of Yunke Online. As a result, Yunke Online ceased to be a subsidiary of the Group. A total income of RMB37,989 was recognized.

F - 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2016 and 2017 primarily consist of the following currencies:

	December 31, 2016		December 31, 2017
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	1,536,947	1,536,947	1,627,044	1,627,044
US$	6,171	42,796	151,529	990,388
Total		1,579,743		2,617,432

6.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of less than one year. Short-term deposits balance as of December 31, 2016 and 2017 primarily consist of the following currencies:

	December 31, 2016		December 31, 2017
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	1,235,000	1,235,000	3,400,000	3,400,000
US$	362,882	2,516,519	397,816	2,600,104
Total		3,751,519		6,000,104

7.	Restricted short-term deposits

As of December 31, 2017, the Group had restricted short-term deposits balance of RMB1,000 million representing pledged deposit with banks in China in order to obtain banking facilities amounting to US$160 million.

F - 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

8.	Short-term investments

As of December 31, 2017, the Company’s investments in financial instruments were RMB124,550. Since these investments’ maturity dates are within one year, they are classified as short-term investments.

9.	Accounts receivable, net

	December 31,
	2016	2017
	RMB	RMB

Accounts receivable, gross	224,791	161,300
Less: allowance for doubtful receivables	(55,220)	(7,356)

Accounts receivable, net	169,571	153,944

The following table summarizes the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Balance at the beginning of the year	(57,342)	(58,791)	(55,220)
(Additions) reversals charged to general and administrative expenses, net	(1,449)	3,571	(3,049)
Write-off during the year	-	-	50,913

Balance at the end of the year	(58,791)	(55,220)	(7,356)

F - 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

10.	Prepayments and other current assets

	December 31,
	2016	2017
	RMB	RMB

Prepayments and deposits to vendors and content providers	70,347	81,319
Interests receivable	17,050	78,274
Employee advances	12,245	16,697
Rental and other deposits	13,015	14,214
Receivables from disposal of subsidiaries and investments	95,166	7,986
Others	16,909	23,449

Total	224,732	221,939

11.	Investments

	December 31,
	2016	2017
	RMB	RMB

Cost investments (i)	477,733	703,566
Equity investments (ii)	252,272	309,241
Available-for-sale securities (iii)	188,597	140,212

Total	918,602	1,153,019

(i)	In 2016 and 2017, the Group acquired minority stake of a number of privately-held entities with total consideration of RMB90,234 and RMB301,848, respectively. The investments are not investment in common stock or in-substance common stock and therefore have been precluded from applying the equity method of accounting. They have been accounted for as investments under the cost method, since all of these equity securities do not have a readily determinable fair value.

(ii)	In 2016 and 2017, the Group acquired minority stake of a number of privately-held entities with total consideration of RMB107,010 and RMB 21,740, respectively. Investments have been accounted for under the equity method where the Group has significant influence in these investments and the investments are considered as in substance ordinary shares.

(iii)	In 2016, one of the Group's investees became listed on NASDAQ Global Market. As the investment has readily determinable fair value upon listing, the Group reclassified this investment as an available-for-sale security upon its listing and recorded the investment at fair value with unrealized holding gain or loss recognized in other comprehensive income under ASC 320.

In 2017, The Group disposed of 4 investments with total consideration of RMB57,651 and the aggregate gain resulting from the disposals is RMB45,861.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2015, 2016 and 2017, based on the Group's assessment, an impairment charge of RMB6,000, RMB80,104 and RMB 43,205 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

F - 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

12.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2016	2017
	RMB	RMB

Gross carrying amount
Buildings	482,333	731,640
Servers, computers and equipment	565,786	588,589
Leasehold improvements	80,812	18,651
Decoration of buildings	68,981	100,711
Motor vehicles	24,016	27,330
Furniture, fixture and office equipment	23,259	24,102
Construction in progress	5,586	44,103

Total	1,250,773	1,535,126
Less: accumulated depreciation	(412,023)	(518,128)

Property and equipment, net	838,750	1,016,998

Depreciation expense for the years ended December 31, 2015, 2016 and 2017 were RMB122,098, RMB173,625 and RMB 176,715, respectively.

In 2017, the Group disposed of certain leasehold improvements and equipment and the loss from the disposals was RMB17,620.

13.	Land use right, net

Land use right consists of the following:

December 31, 2017
RMB

Gross carrying amount	1,924,563
Less: accumulated amortization	(91,824)

Land use right, net	1,832,739

Amortization expense for the years ended December 31, 2016 and 2017 were RMB43,915 and RMB47,909, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets

2018	48,096
2019	48,096
2020	48,096
2021	48,096
2022	48,096

F - 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2016	2017
	RMB	RMB

Gross carrying amount
Operating rights	98,929	47,020
Software	30,632	34,413
Domain names	27,311	25,774
Technology	18,282	17,676
Brand names	59,034	-
Others	18,300	-

Total of gross carrying amount	252,488	124,883

Less: accumulated amortization
Operating rights	(77,659)	(40,320)
Software	(13,110)	(19,448)
Domain names	(8,449)	(9,687)
Technology	(9,457)	(10,695)
Brand names	(21,810)	-
Others	(3,592)	-

Total accumulated amortization	(134,077)	(80,150)

Less: accumulated impairment	(59,485)	(7,252)

Intangible assets, net	58,926	37,481

Amortization expense for the years ended December 31, 2015, 2016 and 2017 were RMB64,201, RMB56,977 and RMB14,510, respectively.

F - 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

14.	Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets

2018	13,050
2019	8,639
2020	4,666
2021	1,838
2022	1,798

The weighted average amortization periods of intangible assets as of December 31, 2016 and 2017 are as below:

December 31,
	2016	2017

Domain names	15 years	15 years
Technology	5 years	5 years
Software	5 years	4 years
Operating rights	1 years	1 year
Brand names	Not applicable	Not applicable

15.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 are as follows:

	YY Live	100 Education	Total
	RMB	RMB	RMB

Balance as of December 31, 2015	37,452	114,186	151,638
Decrease in goodwill related to disposal (i)	(19,354)	(100,382)	(119,736)
Impairment charges (ii)	(3,861)	(13,804)	(17,665)
Foreign currency translation adjustments	63	-	63
Balance as of December 31, 2016	14,300	-	14,300

Impairment charges (ii)	(2,527)	-	(2,527)
Foreign currency translation adjustments	(57)	-	(57)
Balance as of December 31, 2017	11,716	-	11,716

F - 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

15.	Goodwill (continued)

(i) In June 2016, the Group disposed of 60% equity interest of Beifu and ceased to consolidate Beifu as a subsidiary. Goodwill of RMB19,354 was derecognized in the segment of YY Live (Note 4).

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

In December 2016, the Group has identified impairment indicator for 100-Online Education Technology (Beijing) Co., Ltd.(“100-Online”) as well as impairment indicator for Bilin Online. Based on the results of the impairment assessment, an impairment charge of RMB13,804 for 100-Online and an impairment charge of RMB3,861 for Bilin Online were recognized, respectively.

In December 2017, the Group has identified impairment indicator for Guangzhou Zhuque Information Technology Co., Ltd. (“Zhuque”). Based on the results of the impairment assessment, an impairment charge of RMB2,527 for Zhuque was recognized.

The above goodwill impairment assessments on 100-Online, Bilin Online and Zhuque adopted the income approach and considered a combination of factors, including, but not limited to, market conditions, expected future cash flows, growth rates and discount rates, which required the Group to make certain estimates and assumptions regarding industry economic factors and future profitability of the business.

F - 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

16.	Deferred revenue

	December 31,
	2016	2017
	RMB	RMB

Deferred revenue, current
Live streaming	308,545	637,346
Membership	47,532	55,035
Online games	61,589	49,065
Others	13,017	16,598
Total current deferred revenue	430,683	758,044

Deferred revenue, non-current
Live streaming	12,002	45,267
Membership	6,273	6,918
Others	7,184	5,533
Total non-current deferred revenue	25,459	57,718

17.	Accrued liabilities and other current liabilities

	December 31,
	2016	2017
	RMB	RMB

Revenue sharing fees	521,654	839,745
Salaries and welfare	200,606	220,539
Marketing and promotion expenses	68,243	109,901
Bandwidth costs	86,186	102,064
Value added taxes and other taxes payable	56,677	23,204
Deposits from content providers and suppliers	18,779	22,140
Other payable to content providers	22,725	20,849
Others	91,168	127,521

Total	1,066,038	1,465,963

18.	Short-term loans

	December 31,
	2016	2017
	RMB	RMB

Short-term loans	-	588,235

The Group entered into agreements with banks, pursuant to which the Group borrowed three loans with total principal amount of US$90 million (equal to RMB588,235) within a credit facility of US$160 million. These loans were all with a maturity of less than one year and the annual interest rates of these loans ranged from 2.0% to 3.0%. Term deposit of RMB1,000 million was pledged as collateral for the banking facilities of US$160 million.

F - 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

19.	Convertible bonds

	December 31,
	2016	2017
	RMB	RMB

Convertible bonds, current
2019 Convertible Senior Notes	2,773,925	-
Less: issuance cost	(5,456)	-
	2,768,469	-

Convertible bonds, non-current
2019 Convertible Senior Notes	-	6,536

On March 18, 2014, the Company issued Convertible Senior Notes due 2019 with principal amount of US$400 million (the “Notes”). The Notes bear interest at a rate of 2.25% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2014. The Notes will mature on April 1, 2019. The value of the Notes is initially measured by the cash received and is subsequently stated at amortized cost.

The Notes are not redeemable prior to the maturity date of April 1, 2019, except that the holders of the Notes (the “Holders”) have a noncontingent option to require the Company to repurchase for cash all or any portion of their Notes on April 1, 2017. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

US$399 million aggregate principal amount of the Notes were redeemed on April 1, 2017. Following the repurchase, US$1 million aggregate principal amount of the Notes remains outstanding and will be due in 2019.

As of December 31, 2016 and 2017, RMB2.8 billion (US$399 million) and RMB 6.5 million (US$1.0 million) has been accounted for as the value of the Notes in current liabilities and non-current liabilities respectively.

Interest expense recognized during the years ended December 31, 2016 and 2017 was RMB81,085 and RMB20,820.

F - 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

20.	Cost of revenues

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Revenue sharing fees and content costs	2,343,224	3,790,624	5,727,081
Bandwidth costs	570,169	651,652	695,839
Salary and welfare	198,153	232,497	237,063
Depreciation and amortization	145,135	173,048	128,639
Payment handling costs	104,849	67,474	72,953
Other taxes and surcharges	27,794	44,659	48,360
Share-based compensation	23,963	15,894	42,759
Other costs	166,457	127,582	73,708

Total	3,579,744	5,103,430	7,026,402

21.	Other income

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Government grants	79,541	128,550	88,873
Others	2,759	954	24,314

Total	82,300	129,504	113,187

F - 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Income tax

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

(iii) Hong Kong profits tax

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(iv) PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Enterprises qualified as software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential EIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential EIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential EIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The Group’s PRC entities provided for enterprise income tax are as follows:

•	Guangzhou Huaduo applied for the renewal of HNTE qualification and received approval in December 2016. Guangzhou Huaduo is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2016 through 2018, and will need to re-apply for HNTE qualification renewal in 2019.

•	In 2017, Guangzhou Huanju Shidai was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% beginning from 2016.

•	In June 2017, Guangzhou Juhui Information Technology Co., Ltd. was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate beginning from 2016 and 12.5% preferential tax rate beginning from 2018.

•	Other PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

F - 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Income tax (continued)

(iv) PRC Enterprise Income Tax (“EIT”) (continued)

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2016 and 2017 are approximately RMB4,784,432 and RMB7,605,499, respectively.

In 2017, the Group determined to cause one of its PRC subsidiaries, Guangzhou Huanju Shidai, to declare and distribute a cash dividend of part of its stand-alone 2014-2016 earnings, amounted to US$15,000, to its direct oversea parent company, Duowan BVI. So Guangzhou Huanju Shidai paid for the withholding tax in the amount of US$1,500 in 2017.

F - 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Income tax (continued)

(iv)	PRC Enterprise Income Tax (“EIT”) (continued)

The Group has a plan to indefinitely reinvest its funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2016 and 2017.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Current income tax expenses	(203,366)	(288,282)	(411,892)
Deferred income tax benefits (expenses)	25,039	7,768	(3,919)
Income tax expense for the year	(178,327)	(280,514)	(415,811)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2015	2016	2017

PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	14.0%	11.6%	13.2%
Effect of tax-exempt entities	(1.6)%	(1.7)%	(0.3)%
Effect of change in tax rate	0.5%	-	-
Permanent differences (i)	(3.8)%	(1.1)%	(1.8)%
Change in valuation allowance	(1.7)%	(1.5)%	(2.3)%
Effect of Super Deduction available to the Group	2.3%	2.0%	1.8%
Effective income tax rate	(15.3)%	(15.7)%	(14.4)%

(i) Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

F - 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

22.	Income tax (continued)

(iv)	PRC Enterprise Income Tax (“EIT”) (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2016 and 2017 are as follows:

	December 31,
	2016	2017
	RMB	RMB

Deferred tax assets:
Tax loss carried forward	66,816	74,951
Allowance for doubtful accounts receivable, accrued expense and others not currently deductible for tax purposes	65,721	62,177
Deferred revenue	57,284	97,858
Impairment of investment	7,949	12,783
Others	753	753
Valuation allowance (i)	(80,712)	(135,505)
Total deferred tax assets, net	117,811	113,017

Deferred tax liabilities:
Related to acquired intangible assets	3,281	2,406
Others	4,777	8,404
Total deferred tax liabilities, net	8,058	10,810

(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Tax loss carry forwards

As of December 31, 2017, the Group had tax loss carry forwards of approximately RMB301,227, which can be carried forward to offset future taxable income. The net operating tax loss carry forwards will begin to expire as follows:

Amount
RMB

2018	9,362
2019	14,323
2020	72,556
2021	69,190
2022	135,796
Total	301,227

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2017.

F - 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Mezzanine equity

	December 31,
	2016	2017
	RMB	RMB

Huya’s Series A Preferred Shares (i)	-	509,668
Other mezzanine equity	9,272	15,329

Total	9,272	524,997

(i)	Huya’s Series A Preferred Shares

On May 16, 2017, Huya entered into a Series A Preferred Shares subscription agreement with the Series A investors and pursuant to which, Huya issued 22,058,823 shares of series A preferred shares of Huya (“Series A Preferred Shares”) at a price of US$3.4 per share with total cash consideration of US$75,000 (equivalent to RMB509,730 as of the issuance date). The issuance of the Series A Preferred Shares was completed on July 10, 2017.

The key terms of the Series A Preferred Shares are summarized as follows:

Dividends rights

Holders of the Series A Preferred Shares shall be entitled to receive preferential dividends, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, when, as, and if declared by the Board of Directors of Huya, at a non-cumulative rate of at least 8% per annum, prior and in preference to the holders of any other class or series of shares, additionally, the holders of Series A Preferred Shares shall be entitled to receive dividends at the rate no less than the rate for the holders of any other class or series of shares of Huya (calculated on an as converted basis).

Conversion feature

Each Series A Preferred Share shall be convertible at the option of the holder thereof, at any time after the Series A issue date into such number of fully paid and non-assessable ordinary share as determined by dividing the Series A issue price by the then-effective applicable Series A conversion price. Upon the closing of a qualified IPO of Huya, each Series A Preferred Share shall automatically be converted into fully-paid and non-assessable ordinary shares of Huya based on the then-effective Series A conversion price. The “Series A conversion price” as of the date of issuance of the Series A Preferred Shares shall initially be the Series A issue price, resulting in an initial conversion ratio for the Series A Preferred Shares of 1:1, and thereafter shall be subject to adjustment and readjustment from time to time as hereinafter provided, being no less than the par value. Adjustments of conversion ratios include the following: adjustment for share splits and combinations, adjustment for ordinary share dividends and distributions, adjustments for other dividends, adjustments for reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions and adjustments to Series A conversion price for dilutive issuance (dilutive issuance means the event of an issuance of new securities, at any time after the issuance date of the Series A Preferred Shares, for a consideration per ordinary share received by Huya (net of any selling concessions, discounts or commissions) less than conversion price of the Series A Preferred Shares in effect immediately prior to such issue.

F - 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Mezzanine equity (continued)

(i)	Huya’s Series A Preferred Shares (continued)

Redemption feature

At any time and from time to time after the fourth (4th) anniversary of the date of issuance of the Series A Preferred Shares (the “Redemption Date”), upon written notice of the holders of fifty percent (50%) or more of the then issued and outstanding Series A Preferred Shares, Huya shall redeem all or a portion of the Series A Preferred Shares held by such holders at the Series A Redemption Price (as defined below), provided that (a) a qualified IPO, (b) the liquidation, dissolution or winding up of Huya and (c) a deemed liquidation event has not been consummated by Huya by the Redemption Date.

The “Series A Redemption Price” for each Series A Preferred Share redeemed shall be 100% of the Series A issue price plus accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum and any declared but unpaid dividends on such Series A Preferred Share.

If Huya’s assets or funds legally available for any redemption of Series A Preferred Shares shall be insufficient to permit the payment of the applicable Series A Redemption Price in full in respect of each redeeming Series A Preferred Share, with respect to any remaining Series A Preferred Shares to be redeemed, each of the redeeming holders of the Series A Preferred Shares may choose to request Huya to (and Huya upon such request shall) execute and deliver to such redeeming holder a convertible promissory note (the “Convertible Note”) for the full amount of the redemption payment due but not paid to such holder; provided, that such Convertible Note shall be due and payable no later than twelve months of the redemption closing date, the full amount due under such Convertible Note shall accrue interest daily (on the basis of a 365-day year) at a rate of eight percent (8%) per annum.

Voting rights

The holder of a Series A Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Series A Preferred Shares are convertible immediately.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of Huya, whether voluntary or involuntary, all assets and funds of Huya legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by Law) shall be distributed to the members of Huya as follows:

(1) First, the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of Huya to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the Series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares (collectively, the “Series A Preference Amount”).

If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of Huya legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this subparagraph (1).

(2) If there are any assets or funds remaining after the Series A Preference Amount has been distributed or paid in full to the applicable Series A preferred shareholders pursuant to subparagraph (1) above, the remaining assets and funds of Huya available for distribution to the members shall be distributed ratably among all members according to the relative number of ordinary shares held by such member (treating for this subparagraph (2) all Series A Preferred Shares as if they had been converted to ordinary shares immediately prior to such liquidation, dissolution or winding up of Huya).

F - 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

23.	Mezzanine equity (continued)

(i)	Huya’s Series A Preferred Shares (continued)

Accounting of Series A Preferred Shares

Huya classified the Series A Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of Huya’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

As holders of the Series A Preferred Shares who exercise the redemption rights are allowed to request Huya to issue a convertible note if Huya’s assets or funds legally available for redemption are insufficient, the host contract is considered to be a debt host. The Group determined that there were no embedded derivatives requiring bifurcation from the host contract. The redemption feature is considered clearly and closely related to the host contract. While the conversion feature is not clearly and closely related to the host contract, no bifurcation is required as the conversion feature does not meet the definition of a derivative because the terms of the contracts do not require or explicitly state that it permits net settlement for the conversion feature.

Huya recognized accretion to the respective redemption value of the Series A Preferred Shares over the period starting from issuance date to the earliest redemption date. Huya recognized accretion of the Series A Preferred Shares amounted to US$3,000 (equivalent to RMB19,842) for the year ended December 31, 2017. The accretion to the redemption value of the Series A Preferred Shares would also be US$3,000 (equivalent to RMB19,842) and the balance of redemption value of the Series A Preferred Shares would be US$78,000 (equivalent to RMB 509,668) as if they were redeemable at December 31, 2017.

Huya’s redeemable convertible preferred shares activities for the year ended December 31, 2017 are summarized below:

Huya
RMB

Balances as of January 1, 2017	-
Issuance of Huya’s preferred shares	509,730
Accretion of redeemable convertible preferred shares to redemption value	19,842
Foreign exchange	(19,904)
Balance as of December 31, 2017	509,668

Huya has used the discounted cash flow method to determine the underlying share value of Huya and adopted equity allocation model to determine the fair value of the Series A Preferred Shares as of the dates of issuance.

Key valuation assumptions used to determine the fair value of Series A Preferred Shares are as follows:

For the year ended December 31, 2017

Discount rate	25%-35%
Risk-free interest rate	1.70%
Volatility	50%-80%

F - 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

24.	Common shares

On May 4, 2014 and March 5, 2015, the Company’s board of directors approved two share repurchase programs (the “Share Repurchase Program”) respectively, pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$200 million in total of the Company’s outstanding ADSs for a period not to exceed twelve (12) months from the date of approval by board of directors. For the year ended December 31, 2015, the Company had repurchased an aggregate of 3,092,556 ADSs, representing 61,851,120 Class A common shares at an average price of US$54.82 per ADS, or US$2.74 per Class A common share, for aggregate consideration of US$169.5 million. Pursuant to ASC 505, since the shares were repurchased for constructive retirement, the excess of repurchase price over par value was recorded as deduction of additional paid-in capital upon the repurchase date.

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

On August 21, 2017, the Group completed its follow-on equity offering. The Company issued a total of 132,250,000 Class A common shares at US$3.5 per share. The net proceeds received by the Company, after deducting commissions and offering expenses, amounted to approximately US$442.2 million.

During the year ended December 31, 2017, 21,305,880 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share units and 41,575,000 Class B common shares were converted to Class A common shares.

As of December 31, 2017, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 945,245,908 Class A common shares and 317,982,976 Class B common shares had been issued and outstanding, respectively.

F - 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Share-based compensation

(a)	YY’s share-based awards

(i)	Share options

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

The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the years ended December 31, 2015, 2016 and 2017:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, vested and exercisable, December 31, 2014	7,380,345	0.0061	3.52	22,959
Exercised	(6,611,970)	0.0061	2.46

Outstanding, vested and exercisable, December 31, 2015	768,375	0.0067	2.99	2,395
Exercised	(234,720)	0.0067	2.00

Outstanding, vested and exercisable, December 31, 2016	533,655	0.0067	1.98	1,048
Exercised	(379,120)	0.0067	0.97

Outstanding, vested and exercisable, December 31, 2017	154,535	0.0067	1.00	873

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2015, 2016 and 2017 and the exercise price.

The total intrinsic value of options exercised during the year ended December 31, 2015, 2016 and 2017 amounted to RMB122,956, RMB3,270 and RMB9,415, respectively. Since all the share options have been vested, no share-based compensation expense related to share options were incurred for the years ended December 31, 2015, 2016 and 2017.

F - 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Share-based compensation (continued)

(a)	YY’s share-based awards (continued)

(ii)	Restricted Share Units

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

During the years ended December 31, 2015, 2016 and 2017, the Company granted restricted share units to employees of 16,012,644, 1,530,008 and 22,090,030 respectively pursuant to the 2011 Share Incentive Plan.

During the years ended December 31, 2017, the Company granted restricted share units to non-employees of 150,000 pursuant to the 2011 Share Incentive Plan.

The following table summarizes the restricted share units activity for the years ended December 31, 2015, 2016 and 2017:

	Number of restricted shares	Weighted average grant-date fair value (US$)

Outstanding, December 31, 2014	38,806,095	1.5984

Granted	16,012,644	3.3358
Forfeited	(7,312,548)	1.8920
Vested	(11,222,589)	1.4374

Outstanding, December 31, 2015	36,283,602	2.3535

Granted	1,530,008	1.8618
Forfeited	(4,628,202)	2.7386
Vested	(12,229,688)	2.0151

Outstanding, December 31, 2016	20,955,720	2.4320

Granted	22,090,030	5.3001
Forfeited	(4,007,728)	2.5561
Vested	(8,163,878)	2.3227

Outstanding, December 31, 2017	30,874,144	4.4969

Expected to vest at December 31, 2017	27,320,315	4.3810

For the years ended December 31, 2015, 2016 and 2017, the Company recorded share-based compensation of RMB152,205, RMB143,350 and RMB211,189, using the graded-vesting attribution method.

As of December 31, 2017, total unrecognized compensation expense relating to the restricted share units was RMB505,073. The expense is expected to be recognized over a weighted average period of 1.12 years using the graded-vesting attribution method.

F - 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Share-based compensation (continued)

(b)	Huya’s share-based awards

(i)	Share options

Grant of options

On July 10, 2017, the Board of Directors of Huya approved the establishment of Huya 2017 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to Huya. The Huya 2017 Share Incentive Plan shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under Huya 2017 Share Incentive Plan shall be 17,647,058 shares. For the year ended December 31, 2017, Huya granted 11,737,705 share options to employees pursuant to the Huya 2017 Share Incentive Plan.

Vesting of options

There are two types of vesting schedule under the Huya 2017 Share Incentive Plan, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) options will be vested in four equal installments over the following 48 months.

These options shall (i) be exercisable during its term cumulatively according to the vesting schedule set out in the grant notice and with the applicable provisions of Huya 2017 Share Incentive Plan, provided that the performance conditions otherwise agreed by the parties (if any) to which the option is subject have been fulfilled upon each corresponding vesting date; (ii) be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule; (iii) be exercisable upon any arrangement as otherwise agreed by the parties based on their discussion in good faith.

Movements in the number of share options granted to Huya’s employees and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)

As of January 1, 2017	-	-	-
Granted	11,737,705	2.5500	10.00
Forfeited	(18,000)	2.5500

As of December 31, 2017	11,719,705	2.5500	9.75
Expected to vest at December 31, 2017	10,675,362	2.5500	9.61

F - 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

25.	Share-based compensation (continued)

(b)	Huya’s share-based awards (continued)

(i)	Share options (continued)

Vesting of options (continued)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

Huya has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

For the year ended December 31,
2017

Weighted average fair value per option granted	1.3798
Weighted average exercise price	2.5500
Risk-free interest rate (1)	2.25%
Expected term (in year) (2)	10
Expected volatility (3)	55%
Dividend yield (4)	-

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	Huya has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on Huya’s expected dividend policy over the expected term of the option.

For the year ended December 31, 2017, the Company recorded share-based compensation of RMB19,473, using the graded-vesting attribution method.

As of December 31, 2017, there was RMB77,660 unrecognized share-based compensation expense relating to Huya 2017 Share Incentive Plan granted to employees. The expense is expected to be recognized over a weighted-average remaining vesting period of 1.25 years using the graded-vesting attribution method.

(ii)	Ordinary Share awards

In October 2017, the Company transferred, at nominal consideration, 1,551,495 ordinary shares of Huya to the management of the Group, for their service provided. The share awards were immediately vested and the Company recorded a share-based compensation charge of RMB28,226 for the year ended December 31, 2017.

The fair value of the ordinary shares of Huya was determined at the grant date by the Company.

(c)	Other subsidiaries’ share-based awards

For the years ended December 31, 2015, 2016 and 2017, the Company recorded share-based compensation of RMB33,167, RMB13,936 and a reversal of RMB1,227 for restricted shares to the founder of the subsidiaries of a variable interest entity.

F - 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

26.	Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2015, 2016 and 2017 are calculated as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Numerator:
Net income attributable to the Company	1,033,243	1,523,918	2,493,235
Interest expenses of convertible notes	-	81,085	20,820
Numerator for diluted income per share	1,033,243	1,605,003	2,514,055

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,125,189,978	1,127,343,312	1,186,460,144
Dilutive effect of share options	2,711,486	684,455	376,918
Dilutive effect of restricted share units	22,929,699	15,816,362	11,598,378
Dilutive effect of convertible bonds(1)	-	72,267,200	18,202,301
Denominator for diluted calculation	1,150,831,163	1,216,111,329	1,216,637,741

Basic net income per Class A and Class B common share	0.92	1.35	2.10
Diluted net income per Class A and Class B common share	0.90	1.32	2.07
Basic net income per ADS*	18.37	27.04	42.03
Diluted net income per ADS*	17.96	26.40	41.33

*	Each ADS represents 20 common shares.

(1) The weighted average number of common shares outstanding which could potentially dilute basic earnings per share in the future related to the 2019 Convertible Senior Notes was 72,267,200 and 18,202,301 for the years ended December 31, 2016 and 2017 respectively. The 2019 Convertible Senior Notes were included in the computation of diluted earnings per share in 2017 and 2016 because the inclusion of such instrument would be dilutive, while it was excluded in 2015 because the inclusion of such instrument would be anti-dilutive.

F - 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

27.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group

Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”) (Formerly knowed as Guangzhou Shanghang Information Technology Co., Ltd.)	Significant influence exercised by a principal shareholder of the Company
Bigo Inc. (“Bigo”)	Cost investment with significant influence
Shanghai Ansha Network Technology Co., Ltd.(“Shanghai Ansha”)	Cost investment with significant influence
Shanghai Rongyi Culture Development Co., Ltd.(“Shanghai Rongyi”)	Cost investment with significant influence
Guangzhou Chenjun Equity Investment Limited Partnership(“Guangzhou Chenjun”)	Equity investment
Guangzhou Kuyou Information Technology Co., Ltd.(“Guangzhou Kuyou”)	Equity investment
Zhuhai Daren Computer Technology Co., Ltd. (“Zhuhai Daren”)	Equity investment
Beijing Huanqiu Xingxue Technology Development Co., Ltd.(“Xingxue”)	Equity investment
Yunke Online(1)	Equity investment

(1)	Yunke Online became the Group’s equity investment in February 2017.

F - 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

27.	Related party transactions (continued)

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions are as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Bandwidth service provided by Guangzhou Sunhongs	74,661	96,224	92,068
Online games revenue shared from related parties	163,912	100,078	87,414
Repayment of loans from related parties	160,000	-	35,462
Partial disposal of investments to Guangzhou Chenjun	-	33,750	35,160
Loan to related parties	159,000	44,500	24,962
Payment on behalf of related parties, net of repayments	(60,870)	10,699	(23,116)
Partial disposal of a subsidiary to Guangzhou Chenjun	-	24,394	-
Purchase of operating rights from related parties	21,508	-	-
Others	21,153	13,573	14,987

As of December 31, 2016 and 2017, the amounts due from/to related parties are as follows:

	December 31,
	2016	2017
	RMB	RMB

Amounts due from related parties, current
Due from Bigo	31,528	9,831
Due from Guangzhou Chenjun	58,144	-
Due from Xingxue	20,000	-
Due from Shanghai Rongyi	13,000	-
Others	12,573	1,359

Total	135,245	11,190

Amounts due from related parties, non-current
Due from Yunke Online	-	20,000

Amounts due to related parties
Due to Guangzhou Sunhongs	10,925	8,432
Due to Guangzhou Kuyou	30,996	7,583
Due to Shanghai Ansha	-	6,178
Due to Zhuhai Daren	1,998	5,269
Due to Xingxue	42,128	50
Others	5,198	2,990

Total	91,245	30,502

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2017 except for three available-for-sale investments and short-term investments.

F - 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

28.	Fair value measurements (continued)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2016 and December 31, 2017:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total

Items
Investment - Available-for-sale securities	182,480	-	6,117	188,597

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total

Items
Short-term investments	29,570	94,980	-	124,550
Investment - Available-for-sale securities	138,251	-	1,961	140,212
	167,821	94,980	1,961	264,762

Short-term investments represented the investments issued by commercial banks with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

The available-for-sale securities classified as Level 1 of fair value measurements is reported at fair value using a market approach based on its stock price. As of December 31, 2017, the accumulated unrealized income representing a change in fair value of RMB87,802 was recorded in accumulated other comprehensive income (loss) in the consolidated balance sheets.

The available-for-sale securities classified in Level 3 represented investment in the redeemable preferred shares of a private company.

The roll forward of Level 3 investments are as following:

Level 3 Available-for-sale securities

Fair value as at January 1, 2016 and January 1, 2017	6,117
Other than temporary impairment	(6,117)
Addition	2,033
Foreign currency translation adjustment	(72)
Fair value as at December 31, 2017	1,961

Apart from the short-term investments and available-for-sale securities, the Company’s other financial instruments consist principally of cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. The recorded values of cash and cash equivalents, short-term deposits, restricted short-term deposits, accounts receivable, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds are recorded at cost which approximates fair value. The fair value of convertible bonds is within Level 2 of the fair value hierarchy.

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

Total office rental expenses under all operating leases were RMB53,674, RMB76,753 and RMB62,211 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, future minimum payments under non-cancellable operating leases consist of the following:

Office rental
RMB

2018	34,002
2019	10,030
2020	7,344
2021 and after	404
51,780

(b)	Capital commitments

As of December 31, 2017, the Group had outstanding capital commitments totaling RMB111,966, which consisted of capital expenditures related to properties.

(c)	Litigation

In October 2014, Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”) brought a copyright infringement claim against the Group in the Intermediate People’s Court of Guangzhou, alleging that the Group’s live game broadcasting program has infringed the copyright of one of their online games called Fantasy Westward Journey. The claimant is seeking RMB100 million for their potential damages, requesting YY to cease the copyright infringement practices and apologize publicly.

In November 2017, the local court passed a judgment requesting the Company to compensate such game publisher for its loss amounting to RMB20 million, as a result of the alleged copyright infringement. This judgment is not final and has not taken effect as the Company appealed the case to the appellate court. Based on its estimate as of December 31, 2017, the Company recorded an estimated loss contingency of RMB20 million in its financial statements.

F - 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Subsequent events

(a) In April 2018, Huya has filed a draft registration statement on Form F-1 to the U.S. Securities and Exchange Commission (the “SEC”) for a proposed IPO (“Proposed IPO”) of ADSs representing ordinary shares of Huya. The number of ADSs proposed to be offered and sold and the dollar amount proposed to be raised in the Proposed IPO have not yet been determined. The Proposed IPO is expected to commence after the SEC completes its review process, subject to market and other conditions. However, there can be no assurances as to the timing or completion of the Proposed IPO.

(b) On March 8, 2018, Huya issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares (“Series B-2 Preferred Shares”) at a price of US$7.16 per share for cash consideration of US$461.6 million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”), representing an equity interest of 34.6% of Huya on an as-converted basis (the “Transaction”). The holders of the Series B-2 Preferred Shares are entitled to participate in any dividend pari passu with ordinary shareholders of Huya on an as-converted basis. In the event of a liquidation, dissolution or winding up of Huya, the holders of the Series B-2 Preferred Shares shall be entitled to receive an amount equal to the higher of (a) the sum of (i) 100% of the Series B-2 issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series B-2 Preferred Shares or (b) the pro-rata share of the distributions of Huya available to all holders of ordinary shares on an as-converted basis. Upon the closing of the Transaction, the terms of liquidation preference for the holders of the Series A Preferred Shares were changed as the same with those of the holders of the Series B-2 Preferred Shares, which is after the distribution or payment in full of the payment to the holders of the Series B-2 Preferred Shares discussed above. Each Series B-2 Preferred Share is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one Class B ordinary share of Huya. In addition, each Series B-2 Preferred Share would automatically be converted into a Class B ordinary share of Huya upon the closing of a qualified IPO. Upon the occurrence of a redemption event and upon written notice of the holders of 50% or more of the then issued and outstanding Series B-2 Preferred Shares, Huya shall redeem all or a portion of the Series B-2 Preferred Shares held by such holders at a price equal to the Series B-2 issue price plus accrued daily interest at a rate of 8% per annum and any declared but unpaid dividends on such Series B-2 Preferred Shares. If Huya’s assets or funds legally available for redemption are insufficient, the holders of the Series B-2 Preferred Shares who exercise the redemption rights are allowed to request Huya to issue a convertible note for the full amount of the redemption payment due but not paid to the holders. In addition, Huya also granted a right to Tencent to enable it to purchase additional equity shares and increase its voting interest in Huya to reach 50.10% on an as-converted and fully diluted basis. The additional equity shares will be settled by the Company’s equity shares in Huya or equity shares newly issued by Huya if the Company decides not to sell its shares. Tencent has the exclusive right to exercise the right, at any time, commencing on the second anniversary of the closing of the Transaction and ending on the third anniversary of the closing. The exercise price of the right was equal to the higher of (i) the price per ordinary share based on Huya’s post-money valuation upon the closing of the Transaction, and (ii) either (1) a per ordinary share issue price for the most recent qualified financing of Huya, if Huya has not then completed a qualified IPO at the time of Tencent’s exercise of such purchase right, or (2) the average of closing trading prices in the last 20 trading days prior to Huya’s and the Company’s receipt of Tencent’s written notice to exercise such purchase right, if Huya is then a public company.

Concurrent with the Transaction, Huya adopted a dual voting structure on its shares. Huya’s ordinary shares were divided into Class A and Class B ordinary shares, while Huya’s preferred shares were divided into Series A-1, Series A-2, Series B-1 and Series B-2 preferred shares. Holders of Class A ordinary shares, Series A-1 and Series B-1 preferred shares (“Low Vote Shares”) are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares, Series A-2 and Series B-2 preferred shares (“High Vote Shares”) are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Series A-2 and Series B-2 preferred share is convertible into one Class B ordinary share of Huya, while Series A-1 and Series B-1 preferred shares are only convertible into Class A ordinary shares and shall not be convertible into Class B ordinary shares. Prior to the consummation of a qualified IPO, in the event of any direct or indirect sale or transfer of any High Vote Shares to a party other than any of holders of High Vote Shares, such High Vote Shares, which are Class B ordinary shares, Series A-2 preferred shares or Series B-2 preferred shares, shall convert into an equal number of Low Vote Shares, which are Class A ordinary shares, Series A-1 preferred shares or Series B-1 preferred shares. Upon the closing of a qualified IPO, each Series A-2 and Series B-2 preferred share would automatically be converted into a Class B ordinary share, while each Series A-1 and Series B-1 preferred share would automatically be converted into a Class A ordinary share. After a qualified IPO, upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Except for conversion rights and voting rights, holders of Class A and Class B ordinary shares have the same rights, Series A-1 and Series A-2 preferred shares have the same rights, and Series B-1 and Series B-2 have the same rights, respectively. High Vote Shares are held by the Company, the CEO of Huya and Tencent, respectively, representing 58.0%, 2.9% and 38.0% voting interest in Huya on an as-converted basis, as of the closing of the Transaction.

Upon the completion of the Transaction, Huya’s Board of Directors consists three directors, in which the Company appointed two directors and Tencent appointed one director. As the Company has the majority of voting power, the Company remains control over Huya.

F - 70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

30.	Subsequent events (continued)

(c) On February 5, 2018, Tencent and Huya, through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to the agreement, both parties agreed to establish strategic cooperation relationship in various areas, including game publishing and operation, live game streaming content provision and broadcaster management. Detail cooperation terms will be negotiated on a case by case basis in the normal course of business. This agreement has a term of three years, which will be renewed subject to both parties’ negotiation.

(d) On March 20, 2018 and March 22, 2018, the Company sold its 1,397,059 Class B ordinary shares of Huya to one of the holders of Huya’s Series A-1 preferred shares, D.I. Alpha Media Company Limited and 6,985,294 Class B ordinary shares to one third party investor, HHHY Holdings Limited, at a price of US$7.16 per share. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.

(e) On February 23, 2018, Duowan BVI entered into an Equity Transfer Agreement with Momo Inc., NASDAQ listed company, pursuant to which Duowan BVI has agreed to dispose 9.84% equity interest in Tantan Limited, at a consideration of US$86 million. Upon completion of the disposal, the Group will cease to hold any interest in Tantan. The pre-tax gain arising from this disposal is approximately US$56.3 million.

(f) On March 15, 2018, Huya granted 6,102,353 share options with an exercise price of US$2.55 to Huya’s chairman and certain consultants with the same terms as those of share options granted in 2017, which have been disclosed in Note 25(b). The grant date fair value of the option was estimated to be approximately US$5.21 per share.

(g) On March 31, 2018, Huya granted 3,655,084 restricted shares units to certain employees. There are two types of vesting schedule, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) restricted share units will be vested in four equal installments over the following 48 months. The grant date fair value was estimated to be approximately US$7.16 per share.

(h) In March 2018, Duowan BVI acquired all the equity interest of Bilin Information Technology Co., Ltd ("Bilin Information") held by the minority equity holders at a consideration of RMB30 million, and Bilin Information became a wholly owned subsidiary of the Company.

F - 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

31.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately RMB2,678,921 and RMB3,559,861 as of December 31, 2016 and 2017, respectively. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2017 and the condensed financial information of the Company are required to be presented (Note 32).

32.	Segment Reporting

Starting from the first quarter of 2015, in order to better evaluate the Group’s business performance and better allocate resources the CODM began to review YY IVAS and others, Huya broadcasting, and 100 Education separately.

In June 2016, the Group revamped the branding from YY IVAS to YY Live. Therefore, the segment of “YY IVAS and others” was renamed as “YY Live”. For the year ended December 31, 2015, net revenues of “YY IVAS” and “others” were presented to the CODM’s review separately. Following the revamp of the branding, net revenues of “YY Live” as a whole are presented to the CODM’s review. Segment presentation for the year ended December 31, 2015 has been updated to be consistent with the segment presentation for the year ended December 31, 2016 and 2017.

As the Company has disposed of a great majority of its online education business before the end of 2016 and disposed of the remaining portion of its online education business in the beginning of 2017, 100 Education ceased to be an operating segment starting from the first quarter of 2017.

In addition, the Company revamped its internal organization and one sub-business stream previously presented and reviewed under YY Live was changed to be presented and reviewed under Huya from the first quarter of 2017. Segment information of comparative periods has been restated accordingly.

Starting from the three months ended December 31, 2017, the Company reviews the financial performance of the operating segments up to the net income of each segment. Segment information for comparative periods has been revised to be presented on the same basis as the year ended December 31, 2017.

As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

F - 72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

32.	Segment Reporting (continued)

The following table presents summary information by segment:

For the year ended December 31, 2017:

	YY Live	Huya	Total
	RMB	RMB	RMB
Net revenues
Live streaming	8,601,418	2,069,536	10,670,954
Online games	511,175	32,680	543,855
Membership	189,489	8,072	197,561
Others	107,894	74,528	182,422

Total net revenues	9,409,976	2,184,816	11,594,792

Cost of revenues(1)	(5,096,538)	(1,929,864)	(7,026,402)

Gross profit	4,313,438	254,952	4,568,390

Operating expenses(1)
Research and development expenses	(611,726)	(170,160)	(781,886)
Sales and marketing expenses	(603,989)	(87,292)	(691,281)
General and administrative expenses	(442,646)	(101,995)	(544,641)
Goodwill impairment	(2,527)	-	(2,527)

Total operating expenses	(1,660,888)	(359,447)	(2,020,335)

Gain on deconsolidation and disposal of subsidiaries	37,989	-	37,989
Other income	103,558	9,629	113,187

Operating income (loss)	2,794,097	(94,866)	2,699,231

Interest expense	(32,122)	-	(32,122)
Interest income	166,335	14,049	180,384
Gain on partial disposal of investments	45,861	-	45,861
Foreign currency exchange losses, net	(2,176)	-	(2,176)

Income (loss) before income tax expenses	2,971,995	(80,817)	2,891,178

Income tax expenses	(415,811)	-	(415,811)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	2,556,184	(80,817)	2,475,367

Share of income (loss) in equity method investments, net of income taxes	33,175	(151)	33,024

Net income (loss)	2,589,359	(80,968)	2,508,391

F - 73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

32.	Segment Reporting (continued)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	Total
	RMB	RMB	RMB

Cost of revenues	39,882	2,877	42,759
Research and development expenses	113,174	9,174	122,348
Sales and marketing expenses	3,626	791	4,417
General and administrative expenses	60,871	27,266	88,137

F - 74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

32.	Segment Reporting (continued)

The following table presents summary information by segment:

For the year ended December 31, 2016:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	6,235,249	791,978	-	7,027,227
Online games	634,325	-	-	634,325
Membership	284,860	-	-	284,860
Others	91,985	4,926	160,727	257,638

Total net revenues	7,246,419	796,904	160,727	8,204,050

Cost of revenues(1)	(3,900,814)	(1,094,644)	(107,972)	(5,103,430)

Gross profit (loss)	3,345,605	(297,740)	52,755	3,100,620

Operating expenses(1)
Research and development expenses	(456,375)	(188,334)	(30,521)	(675,230)
Sales and marketing expenses	(259,040)	(68,746)	(59,482)	(387,268)
General and administrative expenses	(375,958)	(71,325)	(35,154)	(482,437)
Goodwill impairment	(3,861)	-	(13,804)	(17,665)
Fair value change of contingent consideration	-	-	-	-

Total operating expenses	(1,095,234)	(328,405)	(138,961)	(1,562,600)

Gain on deconsolidation and disposal of subsidiaries	103,960	-	-	103,960
Other income	129,504	-	-	129,504

Operating income (loss)	2,483,835	(626,145)	(86,206)	1,771,484

Gain on partial disposal of investments	25,061	-	-	25,061
Interest expense	(81,085)	-	-	(81,085)
Interest income	66,631	518	44	67,193
Foreign currency exchange losses, net	1,158	-	-	1,158

Income (loss) before income tax expenses	2,495,600	(625,627)	(86,162)	1,783,811

Income tax (expenses) benefits	(294,529)	-	14,015	(280,514)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	2,201,071	(625,627)	(72,147)	1,503,297

Share of income (loss) in equity method investments, net of income taxes	8,390	-	(111)	8,279

Net income (loss)	2,209,461	(625,627)	(72,258)	1,511,576

F - 75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

32.	Segment Reporting (continued)

(1) Share based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	9,893	5,677	324	15,894
Research and development expenses	53,085	19,538	6,193	78,816
Sales and marketing expenses	2,781	326	-	3,107
General and administrative expenses	19,523	26,557	13,389	59,469

F - 76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

32.	Segment Reporting (continued)

For the year ended December 31, 2015:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB
Net revenues
Live streaming	4,183,533	356,324	-	4,539,857
Online games	771,882	-	-	771,882
Membership	291,310	-	-	291,310
Others	170,426	-	123,774	294,200

Total net revenues	5,417,151	356,324	123,774	5,897,249
Cost of revenues(1)	(2,784,637)	(668,493)	(126,614)	(3,579,744)

Gross profit (loss)	2,632,514	(312,169)	(2,840)	2,317,505

Operating expenses(1)
Research and development expenses	(359,598)	(152,351)	(36,850)	(548,799)
Sales and marketing expenses	(229,295)	(48,303)	(35,272)	(312,870)
General and administrative expenses	(233,086)	(33,318)	(92,070)	(358,474)
Goodwill impairment	(128,035)	-	(182,089)	(310,124)
Fair value change of contingent consideration	107,306	-	185,165	292,471

Total operating expenses	(842,708)	(233,972)	(161,116)	(1,237,796)

Other income	82,300	-	-	82,300

Operating income (loss)	1,872,106	(546,141)	(163,956)	1,162,009

Interest expense	(97,125)	-	-	(97,125)
Interest income	137,759	-	133	137,892
Foreign currency exchange losses, net	(38,099)	-	-	(38,099)
Other non-operating expenses	(2,165)	-	-	(2,165)

Income (loss) before income tax expenses	1,872,476	(546,141)	(163,823)	1,162,512

Income tax (expenses) benefits	(193,064)	-	14,737	(178,327)

Income (loss) before share of income in equity method investments, net of income taxes	1,679,412	(546,141)	(149,086)	984,185

Share of income in equity method investments, net of income taxes	14,120	-	-	14,120

Net income (loss)	1,693,532	(546,141)	(149,086)	998,305

F - 77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

32.	Segment Reporting (continued)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	YY Live	Huya	100 Education	Total
	RMB	RMB	RMB	RMB

Cost of revenues	20,932	2,642	389	23,963
Research and development expenses	52,395	11,759	6,797	70,951
Sales and marketing expenses	2,628	655	-	3,283
General and administrative expenses	49,137	5,425	32,613	87,175

F - 78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

33.	Additional information – condensed financial statements

The condensed financial statements of YY Inc. have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries and VIEs under the equity method of accounting. Such investments to subsidiaries and VIEs are presented on the balance sheet as “Interests in subsidiaries and VIEs” and the profit of the subsidiaries and VIEs is presented as “Share of profit of subsidiaries and VIEs” in the statement of comprehensive income.

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

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

F - 79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

33.	Additional information – condensed financial statements (continued)

(a)	Condensed balance sheets of YY Inc. as of December 31, 2016 and 2017

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Amounts due from a subsidiary	1,947,080	2,671,590	410,616

Non-current assets
Interests in subsidiaries and VIEs	5,883,684	8,535,113	1,311,823

Total assets	7,830,764	11,206,703	1,722,439

Liabilities and shareholders’ equity
Current liabilities
Interests payable	15,800	777	119
Convertible bonds	2,768,469	-	-
Short-term loans	-	588,235	90,410

Total current liabilities	2,784,269	589,012	90,529

Non-current liabilities
Convertible bonds	-	6,536	1,005

Total liabilities	2,784,269	595,548	91,534

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 750,115,028 shares issued and outstanding as of December 31, 2016 and 945,245,908 shares issued and outstanding as of December 31, 2017)	44	57	9
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 359,557,976 shares issued and outstanding as of December 31, 2016 and 317,982,976 shares issued and outstanding as of December 31, 2017)	26	23	4
Additional paid-in capital	2,165,766	5,339,844	820,719
Retained earnings	2,787,593	5,280,828	811,648
Accumulated other comprehensive income (loss)	93,066	(9,597)	(1,475)

Total shareholders’ equity	5,046,495	10,611,155	1,630,905

Total liabilities and shareholders’ equity	7,830,764	11,206,703	1,722,439

F - 80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

33.	Additional information – condensed financial statements (continued)

(b)	Condensed statements of comprehensive income of YY Inc. for the years ended December 31, 2015, 2016 and 2017

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2(e))

Share of profit of subsidiaries and VIEs	1,108,029	1,605,003	2,525,357	388,140
Interest expense	(74,786)	(81,085)	(32,122)	(4,937)

Net income	1,033,243	1,523,918	2,493,235	383,203

Other comprehensive income (loss) :
Unrealized gain (loss) of available-for-sale securities	-	134,768	(41,150)	(6,325)
Foreign currency translation adjustments, net of nil tax	4,414	(5,317)	(61,513)	(9,454)

Total comprehensive income	1,037,657	1,653,369	2,390,572	367,424

(c)	Condensed statements of cash flows of YY Inc. for the years ended December 31, 2015, 2016 and 2017

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
				(Note2(e))

Cash flows from operating activities	-	-	-	-

Cash flows from investing activities
Repayment of loans from a subsidiary	-	-	2,132,512	327,761
Loans to a subsidiary	-	-	(2,950,607)	(453,500)

Net cash used in investing activities	-	-	(818,095)	(125,739)

Cash flows from financing activities
Proceeds from bank borrowings	-	-	621,118	95,464
Proceeds from issuance of common shares, net of issuance cost	-	-	2,950,607	453,500
Repayment of convertible bonds	-	-	(2,753,630)	(423,225)

Net cash provided by financing activities	-	-	818,095	125,739

Net increase in cash and cash equivalents	-	-	-	-
Cash and cash equivalents at the beginning of the year	-	-	-	-

Cash and cash equivalents at the end of the year	-	-	-	-

F - 81