Form 20-F
period 2019-12-31
JOYY Inc.
filed 2020-04-27
CIK 1530238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________to _____________

Commission file number:   001-35729

JOYY INC.
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
Nancun Town, Panyu District
Guangzhou 511442
The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol(s)	Name of Exchange on Which Registered

American depositary shares (each representing 20 Class A common shares, par value US$0.00001 per share)	YY	The Nasdaq Stock Market LLC
Class A common shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC

*      Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares (“ADSs”).

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,293,162,504 Class A common shares, par value US$0.00001 per share, and 326,509,555 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧ No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ⌧

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻
Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the	Other ◻
International Accounting Standards Board ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ◻        Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ◻ No ◻

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active user” for any period means a registered user account that has logged onto our platforms at least once during such relevant period;
●	“concurrent users” for any point in time means the total number of users that are simultaneously logged onto at least one of our platforms at such point in time;
●	“paying user” for any period means a registered user account that has purchased virtual items or other products and services on our platforms at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platforms; thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;
●	“registered user account” means a user account that has downloaded, registered and logged onto our platforms at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this annual report may overstate the number of unique individuals who are our registered users; and
●	"we," "us," "our company," and "our" refer to JOYY Inc., a Cayman Islands company, its subsidiaries and consolidated affiliated entities (also referred to as variable interest entities) and the subsidiaries of its consolidated affiliated entities, as the context may require.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our growth strategies;
●	our ability to retain and increase our user base and expand our product and service offerings;
●	our ability to monetize our platforms;

●	our future business development, results of operations and financial condition;
●	competition from companies in a number of industries, including internet companies that provide online voice and video communications services, social networking services and online games;
●	expected changes in our revenues and certain cost or expense items;
●	general economic and business condition in China and elsewhere; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operation data for the years ended December 31, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our consolidated financial statements not included in this annual report. Beginning in 2018, we changed our revenues presentation to live streaming and others (which mainly represent revenues from online games, memberships and other revenues). As a result, we also retrospectively changed the revenue presentation for the years ended December 31, 2015, 2016 and 2017. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(All amounts in thousands, except share, ADS, per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues(1)
Live streaming	4,539,857	7,027,227	10,670,954	14,877,667	24,028,299	3,451,449
Others	1,357,392	1,176,823	923,838	885,890	1,547,905	222,343
Total net revenues	5,897,249	8,204,050	11,594,792	15,763,557	25,576,204	3,673,792
Cost of revenues (2)	(3,579,744)	(5,103,430)	(7,026,402)	(10,017,134)	(17,148,350)	(2,463,206)
Gross profit	2,317,505	3,100,620	4,568,390	5,746,423	8,427,854	1,210,586
Operating expenses:(2)
Research and development expenses	(548,799)	(675,230)	(781,886)	(1,192,052)	(2,535,482)	(364,199)
Sales and marketing expenses	(312,870)	(387,268)	(691,281)	(1,149,316)	(3,739,724)	(537,178)
General and administrative expenses	(358,474)	(482,437)	(544,641)	(883,225)	(1,489,495)	(213,953)
Goodwill impairment	(310,124)	(17,665)	(2,527)	—	—	—
Fair value change of contingent consideration	292,471	—	—	—	—	—
Total operating expenses	(1,237,796)	(1,562,600)	(2,020,335)	(3,224,593)	(7,764,701)	(1,115,330)
Gain on deconsolidation and disposal of subsidiaries and business	—	103,960	37,989	—	82,699	11,879
Operating income	1,162,009	1,771,484	2,699,231	2,639,690	1,067,955	153,402
Fair value loss on derivative liabilities	—	—	—	(2,285,223)	(16,011)	(2,300)
Gain on fair value changes of investments	—	—	—	1,689,404	2,679,312	384,859
Income before income tax expenses	1,162,512	1,783,811	2,891,178	2,534,471	4,208,111	604,457
Net income attributable to common shareholders of the Company	1,033,243	1,523,918	2,493,235	1,641,958	3,379,330	485,410
Weighted average number of ADS used in calculating net income per ADS:
Basic	56,259,499	56,367,166	59,323,007	64,042,390	77,219,846	77,219,846
Diluted	57,541,558	60,805,566	60,831,887	64,704,470	78,254,045	78,254,045
Net income per ADS(3)
Basic	18.37	27.04	42.03	25.64	43.76	6.29
Diluted	17.96	26.40	41.33	25.38	43.01	6.18
Weighted average number of common shares used in calculating net income per common share:
Basic	1,125,189,978	1,127,343,312	1,186,460,144	1,280,847,795	1,544,396,920	1,544,396,920
Diluted	1,150,831,163	1,216,111,329	1,216,637,741	1,294,089,406	1,565,080,905	1,565,080,905
Net income per common share(3)
Basic	0.92	1.35	2.10	1.28	2.19	0.31
Diluted	0.90	1.32	2.07	1.27	2.15	0.31
(1)	From January 1, 2018, revenue presentation has been changed to live streaming and others. We also have retrospectively changed the revenue presentation for the years ended December 31, 2015, 2016 and 2017.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	23,963	15,894	42,759	74,339	81,254	11,671
Research and development expenses	70,951	78,816	122,348	225,173	505,697	72,639
Sales and marketing expenses	3,283	3,107	4,417	5,723	12,718	1,827
General and administrative expenses	87,175	59,469	88,137	342,790	348,479	50,056
Total	185,372	157,286	257,661	648,025	948,148	136,193

(3)	Each ADS represents 20 Class A common shares.

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	928,934	1,579,743	2,617,432	6,004,231	3,893,538	559,272
Restricted cash and cash equivalents	—	—	—	—	4,892	703
Short-term deposits	1,894,946	3,751,519	6,000,104	7,326,996	16,770,885	2,408,987
Restricted short-term deposits	—	—	1,000,000	—	653,034	93,802
Short-term investments	—	—	124,550	979,053	5,622,189	807,577
Goodwill	151,638	14,300	11,716	11,763	12,947,192	1,859,748
Total assets*	7,302,754	9,785,792	14,458,719	25,768,045	52,209,483	7,499,423
Convertible bonds (current)**	—	2,768,469	—	6,863	—	—
Total current liabilities	1,384,414	4,690,448	3,145,799	3,853,026	7,637,621	1,097,076
Convertible bonds (non-current)	2,572,119	—	6,536	—	5,008,571	719,436
Mezzanine equity	61,833	9,272	524,997	418,673	466,071	66,947
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 728,227,848, 750,115,028, 945,245,908, 981,740,848 shares issued and outstanding as of December 31, 2015, 2016, 2017, 2018;1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of December 31, 2019, respectively)	43	44	57	59	80	11
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 369,557,976 , 359,557,976, 317,982,976, 288,182,976 and 326,509,555 shares issued and outstanding as of December 31, 2015, 2016, 2017, 2018 and 2019, respectively)	27	26	23	21	24	3
Retained earnings	1,207,168	2,728,736	5,218,110	6,913,469	10,272,122	1,475,498
Total shareholders' equity	3,246,819	5,052,555	10,712,859	21,377,131	38,417,766	5,518,366

Notes:

*     Effective January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of bonds in the balance sheet as a direct deduction from the related bonds rather than assets. Accordingly, we retrospectively reclassified RMB25.3 million of issuance cost of bonds from other non-current assets into convertible bonds as of December 31, 2015.

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

Many of the elements of our business are unique, evolving and relatively unproven. The markets for our technology, especially our video content technology, and products and services are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon increased revenues from our live streaming services and our ability to successfully monetize our user base and products and services, and we may not succeed in any of these respects.

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

We cannot guarantee that we will be able to successfully carry out our overseas expansion strategy. We will face certain risks inherent in doing business internationally, including but not limited to: difficulties in developing, staffing and simultaneously managing a foreign operation as a result of distance, language and cultural differences; challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; challenges in obtaining and maintaining sufficient intellectual property protection and rights in various jurisdictions; dependence on local platforms in marketing our international products and services overseas; challenges in selecting suitable geographical regions for international business; political or social unrest or economic instability; compliance with applicable foreign laws and regulations and unexpected changes in laws or regulations; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and increased costs associated with doing business in foreign jurisdictions.

We are a relatively young company, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally and with limited operating histories may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

We expect that we will continue to incur significant costs and expenses in many aspects of our business, such as sales and marketing expenses to acquire users and raise our brand awareness, as well as research and development costs to update existing services and launch new services and rising bandwidth costs to support our video function, grow our user base and generally expand our business operations. We have been profitable since 2012 and achieved accumulated profitability since 2014, but we may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, our subsidiary Bigo Inc, or Bigo, historically incurred net losses or have relatively lower profit margins, and our consolidation Bigo’s results of operations had adversely impacted our results of operations previously and may continue to incur such impact in the future due to relatively lower margins or loss making. On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of HUYA Inc., or Huya, to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, or Tencent, for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya. As a result of such transfer to Tencent, Tencent became the controlling shareholder of Huya and will consolidate financial statements of Huya. Our deconsolidation of Huya’s results of operations may have adverse effect on our results of operations. Moreover, we expect to continue to invest heavily in our operations to maintain our current market position, support our anticipated future growth and meet our expanded reporting and compliance obligations as a public company.

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

We have a limited operating history. We introduced YY Client in July 2008. Our business has been evolving constantly with the introduction of new businesses, including but not limited to Bigo. As a result of our relatively short history and introduction of new businesses, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods as we had witnessed historically. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses and experience adverse impact on our results of operations brought on by our new businesses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally with limited operating histories such as ours may be exposed to or encounter, including risks associated with being a public company with global business operations. See “—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

Our business is heavily dependent on revenues from live streaming services. If our live streaming revenue declines in the future, our results of operations may be materially and adversely affected.

Historically, a substantial majority of our revenues are from live streaming service, membership subscription fees and online games. In the year ended December 31, 2019, revenues from live streaming constituted 93.9% of our total net revenue. We expect that our business will continue to be dependent on revenues from live streaming services in the future. Any decline in live streaming revenues may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

We may face significant risks related to the content and communications on our platforms.

Our live streaming, short-form video and video communication platforms enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. However, because a majority of the communications on our platforms are conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before it is posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate, infringing or illegal content on our platforms that may be deemed unlawful. If any content on our platforms is considered or deemed illegal, obscene, infringing or incendiary, or if appropriate licenses and third party consents have not been obtained, allegations or claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or based on other theories. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platforms, and may be subject to similar fines and penalties in the future. In April 2019, Bilin, a mobile instant communication application of ours that contributed an insignificant portion of our total revenues, in accordance with the requirements of the Office of the Cyberspace Affairs Commission, temporarily ceased its services and is rectifying proactively. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. If they find that we have not adequately managed the content on our platforms, or if any of our platforms fails to comply with any of such provisions, PRC or other jurisdiction's authorities may impose legal sanctions on us, including, interviews held by relevant cyberspace authorities, warnings, information update suspension, and in serious cases, suspending or revoking the licenses necessary to operate our platforms, restriction from engaging in internet information services, online behavior restrictions or industry bans.

In addition, our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business, financial condition and results of operations. Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, we detect spam accounts through which illegal or inappropriate content is streamed or posted and illegal or fraudulent activities are conducted on a timely basis. Media reports and internet forums have covered some of these incidents, which have in some cases generated negative publicity about our platform and brand. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform. In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching unsettling or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with relevant laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide internet content service. We endeavor to ensure all users are in compliance with relevant regulations, but we cannot guarantee that all users will comply with all the relevant laws and regulations. Therefore, we may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under relevant laws and regulations. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

As our international operations continue to expand, we face significant challenges to ensure the content and communications on our platform are in compliance with local jurisdiction’s regulatory framework and social environment, many of which could be substantially different from that of China and each other due to the differences in, among others, the legal system, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions to the content we presented and our experience gained from our operations in China may not apply to our overseas operations. In addition, the regulatory framework for live streaming, short-form video or video communication is still developing and remains uncertain in several countries where we have significant overseas operations, including but not limited to countries such as Saudi Arabia, Indonesia and India. New laws and regulations may also be adopted from time to time to address new issues that come to the government authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regime, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties, including fines, discontinuation restriction of our operations as well as reputation damage. Cultural differences may also impose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in foreign jurisdictions. We have experienced incidents in the past where our application was temporarily suspended in foreign markets due to inappropriate content being displayed on our platform. We have also received claims in connection with intellectual property infringement and entered into settlement or license agreements with third parties or are in the process of negotiating such agreements with third parties to resolve such claims. Such incidents or similar incidents related to our failure to comply with foreign laws, regulations and rules could materially and adversely affect our business, results of operations, global reputation and global growth efforts. Requirements of entering into license or settlement agreements may also significantly increase our costs of operations and adversely affect our business results. In addition, each foreign jurisdiction may have a different regulatory framework, implementation and enforcement for live streaming or short-form video or video communication business, which may substantially increase our compliance costs to obtain, maintain or renew requisite licenses and permits or fulfill any required administrative procedures.

The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We operate our live streaming platforms using a virtual items-based revenue model whereby users can listen to music and access other forms of entertainment, participate in or watch online shows, watch shows that deliver financial news and information, and get access to the live streaming of different game plays for free, and have the option of purchasing in-channel virtual items. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2019, revenues from live streaming contributed 93.9% of our total net revenues. Our live streaming business has experienced significant growth in recent years, but we cannot assure you that we will continue to achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

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

In addition, we have been a pioneer in offering an online concert platform to music performers and YY Live users. We also continue to focus on the development of professionally-curated user generated content, or PUGC, and professionally generated content, or PGC, as well as introducing more sports content on our platforms. However, if our users decide to access live streaming content provided by our current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

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

We generate a portion of our revenues from online advertising. Although we have become less dependent upon online advertising revenues due to a shift in the majority of our revenues from online advertising to live streaming service, our revenues still partly depend on the continual development of the online advertising industry in China and advertisers’ allocation of budgets to internet advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels for online advertising, such as more established Chinese internet portals or search engines, over advertising on our platforms. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be adversely affected.

We offer advertising services substantially through contracts entered into with third party advertising agencies and by way of displaying advertisement on our websites and platforms or providing promotion integrated into the programs, shows or other content offered on our video content platforms. We cannot assure you that we will be able to retain existing direct advertisers or advertising agencies or attract new direct advertisers and advertising agencies. Since our arrangements with third party advertising agencies typically involve one-year framework agreements, these advertising arrangements may be easily amended or terminated without incurring liabilities. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and direct advertising agencies or any of our current advertising methods or promotion activities become less effective, our business, financial condition and results of operations may be adversely affected.

Our business is subject to a variety of PRC and international laws, regulations, rules, policies and other obligations regarding data privacy and protection. Any losses or unauthorized access to or releases of confidential information or personal data could subject us to significant reputational, financial, legal and operational consequences.

Our business requires us to collect, use, store and otherwise process confidential information, including, among other things, personally identifiable information, or PII, with respect to our users and employees. We are subject to PRC and international laws, and regulations, and additional laws and regulations as our overseas expansion evolves, relating to the collection, use, retention, security, transfer or otherwise processing of PII. In many cases, these laws and regulations not only apply to third-party transactions, but also may restrict transfers of PII among us and our international subsidiaries. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional and possibly more stringent restrictions. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance could result in significant penalties or legal liability as well as reputational harm. Foreign data protection, privacy, and other laws and regulations, including those in Europe and the U.S., may impose varying obligations or be more restrictive than those in China. Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. These legislative and regulatory proposals, if adopted, and such interpretations could, in addition to the possibility of fines and reputational harm, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Recent legal developments in Europe have created compliance uncertainty regarding the processing of personal data. For example, the General Data Protection Regulation, or GDPR, which came into application in the European Union, or EU, on May 25, 2018, applies to all of our activities conducted from an establishment in the EU or related to products and services that we offer to EU users. The GDPR creates significant new requirements regarding the protection of personal data and significantly increases the financial penalties for noncompliance. We may be considered in violation of the GDPR and thus be required to adopt additional measures in the future. If we fail to comply with the requirements stipulated by the GDPR in a timely manner, or at all, we may be subject to significant penalties and fines, which may in turn adversely affect our business, reputation, financial condition and operating results.

In addition to the new requirements imposed by the GDPR, the privacy requirements and expectations created in the EU by the GDPR are stricter than those in China. These requirements include rules restricting the flow of data across borders. These restrictions may cause companies to localize data, decline to make use of services provided by our customers in China, and otherwise impact the use of our services.

Additionally, California recently enacted legislation that has been dubbed the first “GDPR-like” law in the U.S. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

Furthermore, we may also be subject to the Information Technology Act 2000 of India, which primarily provides for (i) civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software, and (ii) criminal punishment if, in the course of performing a contract, a service provider discloses personal information without the consent of the person concerned or is in breach of a lawful contract and does so with the intention to cause, or knowing it is likely to cause, wrongful loss or wrongful gain. As our overseas expansion evolves, we may, from time to time, be subject to data protection regulations from other jurisdictions, which may impose additional and more stringent requirements. See “Item 4. Information on the Company—B. Business Overview—Overseas Regulations—Regulations on Data Privacy and Protection.”

We make statements about our use and disclosure of PII through our privacy policy, information provided on our internet platform and press statements. Any failure by us to comply with these public statements or with other PRC or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others. In addition to reputational impacts, penalties could include ongoing audit requirements and significant legal liability. None of the data security measures can provide absolute security, and losses or unauthorized access to or releases of confidential information, in particular PII, may still occur, which could materially and adversely affect our reputation, financial condition and operating results.

From time to time, concerns may be expressed about whether our products, services, or processes compromise the privacy of users, customers, and others. Concerns about our practices with regard to the collection, use, disclosure, or security of PII or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our operating results.

Our business and results of operations may be materially adversely affected by the outbreak of COVID-19

In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holidays, quarantining and treating individuals in mainland China who had COVID-19, asking mainland China residents to remain at home and to avoid gathering in public, and other actions. In February and March 2020, increasingly numbers of additional cases were confirmed in many other countries and regions around the world. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Many countries have implemented drastic measures, including but not limited to travel bans, closing of boarders and military interventions, to help contain the spread of the virus. The accelerated spread of the virus globally has caused extreme volatility in the global financial market, including the repeated triggering of stock market “circuit breakers” in the U.S. and many other countries. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions.

The outbreak has affected the activity level of certain users and broadcasters on our social media platforms, particularly those who are interested in, or rely on, offline activities and offline venues. In addition, a number of entertainment events in China and other countries and regions have been cancelled, delayed or otherwise disrupted, and we devoted substantial resources to make necessary adjustment to the related plans. The coronavirus outbreak also negatively affected various other aspects of our business operations. Our operations in China and overseas markets have and may continue to experience disruptions, such as temporary closure of our offices and/or those of our partners or suppliers, suspension or delay of services, and travel restrictions and limits on access to public venues. We have corporate offices in several cities in China and other parts of the world that have been significantly affected by the outbreak, including but not limited to Guangzhou, Beijing, Shanghai and Singapore. In addition, we also have representative offices in a number of countries that have been affected by the pandemic. Our offline operations in those regions have also been affected to varying degrees. Our business partners have also been affected by the outbreak of COVID-19, and performance of their obligations under our arrangements with them may be delayed or otherwise disrupted. As a result of any of the above developments, our business, financial condition and results of operations may be adversely affected by the coronavirus outbreak. We will closely monitor the further developments of the COVID-19 outbreak. The full extent to which the COVID-19 outbreak impacts our businesses and results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus, and the actions to contain the coronavirus and the impact on the global and Chinese financial market and economy, among others.

We have granted employee stock options and other share-based awards in the past and are very likely to continue to do so in the future. We recognize share-based compensation expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP, which have had and may continue to have a material and adverse effect on our results of operations.

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 120,020,001 common shares. Under our 2011 share incentive plan, or the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. In March 2019, we adopted our 2019 Share Incentive Awards Arrangement, or the 2019 Arrangement, which reserved 65,922,045 Class A common shares of ours for incentive awards for Bigo's employees. As of March 31, 2020, options to purchase 10,307,400 Class A common shares, 37,126,854 restricted shares and 42,730,079 restricted share units were outstanding under the 2009 Scheme, the 2011 Plan and the 2019 Arrangement. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of mobile active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The total number of our mobile average monthly active users across our various platforms has increased significantly in recent years. However, the number of our mobile monthly active users may substantially fluctuate from time to time. If we are unable to attract new users and retain them as active users and convert non-paying active users into paying users, our revenues may fail to grow and our results of operations and financial condition may suffer.

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

Due to the intensified competitions among video content platforms, users may leave us for competitors’ platforms more quickly than in other online sectors. A decrease in the number of our active users may reduce the diversity and vibrancy of our platforms’ online ecosystem and affect our user-generated channels, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations.

We cannot assure you that our platforms will continue to be sufficiently popular with our users to offset the costs incurred to operate and expand it. Our sales and marketing expenses may significantly increase in the future, which could have an adverse effect on our results of operations. Failure to maintain or grow our user base in a cost-effective manner, or at all, and keep our users highly engaged would materially and negatively affect our results of operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users and advertisers which could materially and adversely affect our business, financial condition and results of operations.

We face competition in several major aspects of our business, particularly from companies that provide social media services. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and advertisers. In addition, competitors in some areas of our business may have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide live streaming, social media, internet communication, and other products and services, and thereby increase their respective market shares. We may also face potential competition from global social media service providers that seek to enter the China market, whether independently or through the formation of alliances with, or acquisition of, PRC domestic internet companies.

In relation to our live streaming business, our competitors primarily include Kuaishou, Douyin, Tencent Music Entertainment, Momo, Douyu and other live streaming platforms in China, and other short-form video and live streaming platforms overseas such as TikTok. We also compete for online advertising revenues with other internet companies that sell online advertising services in China.

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

Spammers may use our platforms to send targeted and untargeted spam messages to users, which may affect user experience. As a result, our users may use our products and services less or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending spam messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platforms in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

We use third party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends upon services provided by, and relationships with, third parties. If we are unable to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for our live streaming platform or if these talents cannot draw fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels on our live streaming platform, we may lose popular performers and our business and operations may be adversely affected. Furthermore, if we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. In addition, some third party software we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop alternative software. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

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

An increasing number of users are accessing our platforms through mobile devices, and we consider the rise of mobile-based business to be a general trend. We have been taking measures to expand our success from PC-based products and services to the mobile platform. In 2010, we introduced Mobile YY, our music and entertainment mobile application. In the second half of 2016, along with our transition into a live streaming platform, we rebranded Mobile YY into YY Live APP, a mobile application for our YY Live platform. In addition, we have launched several other mobile applications over the years, including, among others, Bigo for global livestreaming services and Hago for casual game-oriented social networking services. We have also developed numerous mobile applications for other parts of our business. An important element of our strategy is to continue to develop and enhance mobile applications to capture a greater share of the growing number of mobile users.

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

The development of mobile technologies and applications as a substitute for PC-based technology and applications may adversely affect our existing business, and in turn our revenues and financial performance.

In recent years, the development of mobile technologies and applications, such as increased speed and stability of mobile network and enhancement of mobile devices, allows performers, content providers and other users to broadcast simply with a mobile device instead of relying on PC-based or other more complicated devices. Due to the portability and affordability of mobile devices, mobile live streaming is more diversified and spontaneous as compared to online live streaming on PC-based platforms. We believe that such innovation brings opportunities as well as challenges for our business.

Although we believe that our mobile application has some unique features and is competitive in the market, the industry is new and we expect the competition to be intensive. Since mobile live steaming is more diversified and spontaneous, our experience in content organization and interaction on PC platforms may not satisfy the mobile users, and hence, we may fail to attract or retain such mobile users.

Although we believe that users, including performers, are unlikely to entirely migrate to mobile applications and cease to use YY Live through PCs and that most of our mobile users also access our platforms through PCs, we cannot assure you that the increasing usage of mobile applications will not cause our users to cease accessing our platforms from PCs. If a significant number of users migrate to mobile applications as a substitute for accessing our platforms through PCs, or even turn to use mobile applications developed by our competitors, our business, results of operations and financial condition would be negatively affected.

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

We may not realize all of the anticipated benefits of our acquisition of Bigo or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating these businesses.

Our ability to realize the anticipated benefits of the acquisition of Bigo depends, to a large extent, on our ability to integrate Bigo’s businesses with the rest of our businesses. The combination of previously independent businesses is a complex, costly and time-consuming process. As a result, we have and will continue to devote significant management attention and resources to integrating Bigo’s practices and operations. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Bigo. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Bigo could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

●     the diversion of management’s attention to integration matters;

●     difficulties in achieving anticipated business opportunities and growth prospects from combining the businesses of Bigo with the rest of our businesses;

●     difficulties in the integration of operations and systems;

●     difficulties in managing the expanded operations of a larger and more complex company;

●     challenges in international expansion and complex legal, regulatory and cultural regimes internationally; and

●     challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of our operations. In addition, we may not realize the full benefits of the acquisition of Bigo, including the growth opportunities that we expect. These benefits may not be achieved within the anticipated timeframe. Furthermore, additional unanticipated costs may be incurred in the integration of the businesses. All of these factors could decrease or delay the expected benefits of the acquisition of Bigo and negatively impact us. As a result, we cannot assure you that the combination of Bigo’s businesses with the rest of our businesses will result in the realization of the full benefits anticipated from the acquisition of Bigo.

We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

We have limited experience in international markets and we expect to enter into and expand our operations in international markets, primarily leveraging Bigo's existing products and operations. Bigo's businesses have footprint around the world, primarily including Southeast Asia, the Middle East, the U.S. and South Asia. Global expansion is a key growth strategy for us, which exposes us to a number of risks, including:

●     compliance with applicable foreign laws and regulations, including but not limited to internet content provider licenses and other applicable licenses or governmental authorizations;

●     policies that increase restrictions on our ability to invest in foreign jurisdictions, especially in the telecommunication and internet sectors;

●     challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular talents and their agencies, third parties that promote our platform and applications and third parties that provide us technology support;

●     challenges in obtaining and maintaining sufficient intellectual property protection and rights;

●     challenges in commercializing Bigo’s platforms in international markets without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

●     challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

●     lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

●     challenges in replicating or adapting our company policies and procedures to operating environments different from that of China, including technology infrastructure;

●     challengers in meeting local advertiser demands as well as online marketing practices and conventions;

●     differences in user and advertiser reception and perception of Bigo's applications internationally;

●     challenges in managing compliance with local labor regulations and risks associated with labor dispute across different overseas jurisdictions;

●     fluctuations in currency exchange rates;

●     increased competition with local players in different markets and sub-markets;

●     political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism;

●     exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment;

●     challenges of maintaining efficient and consolidated internal systems, including information technology infrastructure, and of achieving customization and integration of these systems;

●     compliance with privacy laws and data security laws, including heightened restrictions and barriers on the transfer of data between different jurisdictions; and

●     increased costs associated with doing business in foreign jurisdictions.

There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in overseas jurisdictions. Failure to comply with such applicable laws, regulations and rules may subject our overseas operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.

As we expand our operations in additional emerging markets and regions, we may have to adapt our business models or operations to the local markets due to various legal requirements and market conditions. Our international operations and expansion efforts may result in increased costs and are subject to various risks, including difficulties in obtaining licenses, permits or other applicable governmental authorizations, content control from local authorities, uncertain enforcement of intellectual property rights, potential claims of intellectual property infringement, the complexity of compliance with foreign laws and regulations and cultural differences. Compliance with applicable foreign laws, regulations and rules related to matters that are central to our business, including those related to live streaming services, content restrictions, data privacy, virtual items, anti-corruption laws, anti-money laundry and minors protection, increases the costs and risk exposure of doing business in foreign jurisdictions. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. As our globalized operations evolve, we cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our overseas business expansion, we cannot assure you that we are in compliance with all local laws or regulations, including license requirements, or that our existing licenses will be successfully renewed or expanded to cover all of our areas of operations.

Registered trademarks, purchased internet search engine keywords and registered domain names of third parties that are similar to our trademarks, brands or domain names could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

Competitors and other third parties may register trademarks or domain names that are similar to our trademarks or domain names or purchase keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such activity is inherently difficult. If we are unable to prevent such activity, competitors and other third parties may continue to drive potential online customers away from our platforms to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

We may be subject to intellectual property infringement, misappropriation or other claims or allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.

Third party owners or right holders of patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement, misappropriation or other claims against us. Our success depends, in part, on our ability to develop and commercialize our platforms without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our platforms are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. In addition, content generated through our platforms, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property rights. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible and online games being streamed live, recorded or made accessible on our video content platforms.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. For example, Guangzhou NetEase Computer System Co., Ltd., or NetEase, has initiated a lawsuit against us in Guangzhou in October 2014, claiming the infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in the amount of RMB100 million. In 2017, the Guangzhou Intellectual Property Court ordered us to compensate NetEase in an amount of RMB20.0 million, and both NetEase and we appealed against this judgement. In December 2019, the Higher People’s Court of Guangdong Province rejected both parties’ appeal and upheld the judgement of the Guangzhou Intellectual Property Court. We may apply for adjudication supervision from the Supreme People’s Court of PRC against the judgement. Although we believe that the claim is unjustified and commercially motivated, if our pursuit of adjudication supervision or other judicial or administrative actions are unsuccessful or the ultimate outcome of litigation is unfavorable to us, we may suffer considerable damage to our financial position and reputation. Under relevant PRC laws and regulations, and the laws and regulations of other jurisdictions in which we operate or may expand our operations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. The “knows or should reasonably have known” element would be fulfilled under some statutorily specified circumstances. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after receiving notification from the legal right holders. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider’s servers. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights.”

We have implemented procedures to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents; such procedures include requiring performers, channel owners and users to acknowledge and agree that they would not perform or upload copyrighted content without proper authorization and that they will indemnify us for any relevant copyright infringement claims. However, these procedures may not be effective in preventing unauthorized posting or use of copyrighted content on our platforms or the infringement of third party rights. Specifically, such acknowledgments and agreements by performers, channel owners and users are not enforceable against third parties who may nevertheless file claims of copyright infringement against us. Furthermore, individual performers or channel owners who generate content on our platform that may infringe copyrights of third parties may not be easily traceable, if at all, by a plaintiff who may then choose to file a claim against us, and these individual performers and channel owners may not have resources to fully indemnify us, if at all, for any such claims. In addition, we have entered into revenue-sharing arrangements in the form of direct or indirect employment agreements with some of the popular singers, performers or channel owners on our platforms, and we cannot assure you that PRC courts will not view these singers, performers or channel owners as our employees or agents, deem us to have control over their activities on our platforms and the content they upload or otherwise make available on our platforms, determine that we have knowingly uploaded such infringing content on our platforms and hold us directly liable for their infringement activities on our platforms. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platforms and to use such content in jurisdictions into which we may expand our operations may increase, which may potentially have material and adverse effects on our results of operations.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property claims and lawsuits in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the Nasdaq Global Select Market, the ability of users to access our platforms in the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

If an infringement claim brought against us in China, the United States or any other jurisdiction is successful, we may be required to pay substantial statutory penalties or other damages and fines, remove relevant content from our platforms, face injunctive relief or enter into license agreements which may not be available on commercially reasonable terms or at all. We do not currently have a U.S. patent portfolio, which could reduce our ability to deter patent infringement claims from third parties, and our competitors and other third parties may now or in the future have significantly larger and more mature patent portfolios than we have. Litigation or other claims against us also subject us to adverse publicity which could harm our reputation and affect our ability to attract and retain users, including channel owners, singers and other performers, which could materially and adversely affect the popularity of our platforms and therefore, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

From time to time, third parties have misappropriated our data through scraping our platforms, robots or other means and aggregated this data on their platforms with data from other companies. In addition, “copycat” platforms or client applications have misappropriated data on our platforms, implanted Trojan viruses in user PCs or mobiles to steal user data from YY Client or other mobile applications and attempted to imitate our brand or the functionality of our platforms. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such misappropriation in a timely manner and, even if we could, technological and legal measures may be insufficient to stop all such misappropriation. In those cases, our available remedies may not be adequate to protect us against such misappropriation. Regardless of whether we can successfully enforce our rights against these third parties, any measures that we may take could require significant financial or other resources from us. Those third parties may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to obtain such intellectual property rights, or enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical products, services or technologies, and our business, financial condition, results of operations or prospects may be harmed. In addition, defending our intellectual property rights may entail significant expense.

It is often difficult to obtain, maintain and enforce intellectual property rights in China and other jurisdictions, as compared with the United States. Patents, trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Moreover, no assurance can be given that confidential agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform capabilities. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China or other jurisdictions. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our platforms are or become available. For example, as we have expand overseas, we may be unable to register and obtain exclusive rights to use our trademarks in certain jurisdictions. As we expand our international activities, our exposure to unauthorized copying and use of our platforms will likely increase.

Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platforms, impair the functionality of our platforms, delay introductions of our platforms, result in our substituting inferior or more costly technologies into our platforms or damage our reputation.

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

In China, the valid period of utility model patent right or design patent right is ten years and is not extendable. Our patents registered in jurisdictions outside of China are also generally subject to finite and non-extendable terms. Currently, we have patent applications pending in China and overseas, but we cannot assure you that we will be granted patents pursuant to our pending applications or will be granted patents based on patent applications we may file in other jurisdictions. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation and subject to patent infringement lawsuits if we expand our operations into such jurisdictions. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

As we expand in the future, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brands. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our products or services, regardless of its veracity, could harm our brands and reputation.

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

We no longer consolidate the operating results of HUYA Inc., which may materially and adversely affect our results of operations.

In March 2018, HUYA Inc. entered into definitive agreements for its series B-2 equity financing with Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited, or Tencent. Pursuant to these agreements, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares in HUYA Inc. to reach 50.1% of HUYA Inc.’s total voting power. On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of HUYA to Linen Investment Limited, a wholly-owned subsidiary of Tencent for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya. As a result of the closing of the share transfer, Tencent increased its voting power in Huya to 50.1% on a fully-diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya, and will consolidate financial statements of Huya. Immediately after the share transfer, we held 68,374,463 Class B ordinary shares of Huya, representing approximately 43.0% of the total voting power calculated based on the total issued and outstanding shares of Huya. Starting from April 3, 2020 we no longer consolidate the operating results of HUYA Inc. into our financial statements, and our results of operations as shown in our financial statements may be adversely affected.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, many of our executive officers and key employees hold the equity interests in our variable interest entities in PRC. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

Our internet financing business is subject to a variety of risks.

In 2018, we started to participate in the internet financing sector in China, which contributed an insignificant portion of our total net revenues. We have launched several internet financial service products. The risk of non-payment of loans is inherent in the internet financing business and we are subject to credit risk resulting from defaults in payment for loans by our customers. Credit risks may be exacerbated in micro-credit financing because there will be relatively limited information available about the credit histories of the borrowers. We cannot assure you that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our internet finance business. Deterioration in the overall quality of loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the global or Chinese economies or a liquidity or credit crisis in the global or Chinese finance sectors, which may materially and adversely affect our businesses, operations or liquidity of our consumers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations. Meanwhile, the regulatory framework for internet financing business is evolving and may remain uncertain for the foreseeable future. China's internet financing industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, our internet financing business may be adversely affected. We have ceased to extend credit in our domestic internet micro-financing business since the second half of 2019, and we are in the process of collecting payments on the historical loans and have made loss provisions based on historical performances. There is no assurance we will be able to collect all the payments due to us, due to the various risks described above.

In addition, we used to conduct financing leasing business in 2018. Even though we have ceased the operations of such business for the avoidance of potential risks arising from such business, we may still be exposed to credit risks due to existing lessees' failure to repay the outstanding amounts due to us.

Our results of operations are subject to substantial quarterly and annual fluctuations due to seasonality.

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during school holidays and certain parts of the school year, and advertising revenues tend to be lower during the Chinese New Year season, which negatively affects our cash flow for those periods. We may also experience a reduction in active users in the third quarter of each year because a significant portion of our users are students, and as the new school year begins, students access to computers and the internet are affected. Internet usage and the rate of internet growth may also be expected to decline during the summer school holidays as some students lose regular internet access. Furthermore, the number of paying users of our video content platform correlates with the marketing campaigns and promotional activities we conduct which coincide with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first quarter.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. Uncertainty about China and global economic conditions poses a risk as consumers and businesses may postpone spending in response to credit constraint, rising unemployment rate, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. These worldwide and regional economic conditions could have a material adverse effect on demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China or any other market in which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

In addition, although we have no current acquisition plans, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, exposure to potential unknown liabilities of the acquired business and decrease in our gross and net margins as a result of the consolidation of the financial results of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2019. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or the MOC, currently known as the Ministry of Culture and Tourism, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, currently known as the State Administration of Press Publication, Radio, Film and Television after combination of SARFT and GAPP, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities and from engaging in the business of transmitting audio-visual programs through information networks. In addition, according to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2019) promulgated by the National Development and Reform Commission and the MOC on June 30, 2019, other than e-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%.

We are an exempted company incorporated in the Cayman Islands. We conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiaries and the respective shareholders of our PRC variable interest entities. As a result of these contractual arrangements, we exert control over our major PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the consolidated affiliated entities are attributed to us. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party—Contractual Arrangements.”

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted for our consolidated affiliated entities. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities in charge, such as the MOC. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPP is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPP, the MOC, instead of the GAPP, is directly responsible for investigating the game. In the event that we, our PRC subsidiaries or PRC consolidated affiliated entities are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides. Furthermore, the New Foreign Investment Law, which promulgated by the Standing Committee of the National People’s Congress on March 15, 2019 and became effective on January 1, 2020, does not explicitly stipulate the contractual arrangements under the “variable interest equity” structures as a form of foreign investment. Nevertheless, we cannot assure you that there will not be any further changes in the regulatory regime in the future. For more information, please see “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the New Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Based on understanding of current PRC laws, rules and regulations of our PRC counsel, Fangda Partners, our current ownership structure for our business operations, the ownership structure of our PRC subsidiaries and our PRC consolidated affiliated entities, the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, as described in this annual report on Form 20-F, are in compliance with existing PRC laws, rules and regulations. However, we were further advised by Fangda Partners that there is substantial uncertainty regarding the interpretation and application of current or future PRC laws and regulations and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC counsel.

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

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC consolidated affiliated entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC consolidated affiliated entities are owned directly by Mr. David Xueling Li and certain other shareholders. For additional details on these ownership interests, see “—Risks Related to Our Business—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services” and “Item 4. Information on the Company—A. History and Development of the Company.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of our PRC consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC laws, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2020, Mr. David Xueling Li, our co-founder, chairman and chief executive officer, and his affiliates, held 75.8% of the total voting power. Mr. David Xueling Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. Li could violate the terms of his non-compete or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, our major shareholder who beneficially owned 7.8% of our outstanding shares as of March 31, 2020, has delegated the voting rights of the shares that he holds in our Company to Mr. Li. Mr. Lei is active in making investments in internet companies in China and currently holds direct and indirect interests in Xiaomi and iSpeak, which competes with certain of our lines of business, and other entities which may have businesses that compete with ours. Xiaomi (HKSE: 01810) is an internet company with smartphones and smart hardware connected by an IoT platform at its core, which has started offering online performance and live broadcasting services recently. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our PRC consolidated affiliated entities, such entities hold certain assets, such as patents for the proprietary technologies that are essential to the operations of our platforms and important to the operation of our business. If any one of our PRC consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any one of PRC consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in China, and the shareholders of our variable interest entities, or VIEs, each shareholder of each variable interest entities agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE’s performance of their obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAMR. The equity interest pledge agreements with each of the VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

The internet industry in China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. An online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. Prior to February 2016, an educational website operator shall obtain approvals from the local education authorities. Guangzhou Huaduo has obtained a valid ICP License for provision of internet information services, a Radio and Television Program Production and Operating Permit and an Internet Culture Operation License for online games and music products. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories. Bigo has obtained a valid ICP License for provision of internet information services, a valid License for Domestic Multi-party Communication Services, a valid Internet Culture Operation License for music products and performances, a Radio and Television Program Production and Operating Permit and a License for Online Transmission of Audio-Visual Programs. Each of Chengdu Yunbu Internet Technology Co., Ltd., or Chengdu Yunbu, Chengdu Luota Internet Technology Co., Ltd., or Chengdu Luota, and Chengdu Jiyue Internet Technology Co., Ltd., or Chengdu Jiyue, has obtained a valid ICP License for provision of internet information services, and an Internet Culture Operation License for music entertainment products and online performance. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. On January 1, 2015, Guangzhou Huaduo was granted a License for surveying and mapping, covering online map service. On January 17, 2013 and January 16, 2014, we were granted permission by relevant authorities to provide online education content on edu.YY.com and 100.com, respectively. In the fourth quarter of 2014, we acquired Beijing Huanqiu Xingxue Technology Development Co., Ltd., or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., or Beijing Chuangzhi, which operated Edu24oL.com, an online education website that is an online vocational training and language training platform, and Beijing Xingxue held an ICP License and a Publication Operating License for the operation of Edu24ol.com. In the fourth quarter of 2016, we sold majority equity interests in Beijing Xingxue and cease to consolidate financial results of Beijing Xingxue. In addition, Zhuhai Huanju Entertainment has obtained a valid ICP License for provision of internet information services, an Internet Culture Operation License for online games and music products, and a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. Guangzhou Jinhong Network Media Co., Ltd. has obtained a valid ICP License for provision of internet information services, an Internet Culture Operation License for animation products, online performance and online programs, a License for Production and Operation of Radio and TV Programs, a License for Publication Business, and a License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs. These licenses or permits are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

As we further develop and expand our video capabilities and functions domestically and internationally, we will need to obtain additional qualifications, permits, approvals or licenses. In addition, with respect to specific services offered online, we or the service or content providers may be subject to additional separate qualifications, permits, approvals or licenses. For financial-related content offered on our channels, we are tightening our internal review of the relevant qualifications of the content providers as instructed by the competent authorities, while complying with other statutory requirements. We cannot assure you that we or the service or content providers will be granted such qualifications, permits, approvals or licenses in a timely manner or at all. Prior to the receipt of such qualifications, permits, approvals or licenses, we may be deemed as being in violation of relevant laws or regulations and be subject to penalties.

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

Mr. David Xueling Li and Beijing Tuda, together hold 99.5% of the equity interest in Guangzhou Huaduo and Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Bilin Online is also our variable interest entity, which was acquired in August 2015 and is currently 99% held by Mr. Li. Mr. Li also owns 99.9% of Guangzhou BaiGuoYuan, and Mr. David Xueling Li, through Guangzhou Huaduo, indirectly owns 46.55% of the equity interests in Sanrenxing. Mr. Li is a co-founder and shareholder of our company. The interests of Mr. Li as the controlling shareholder of the VIEs may differ from the interests of our company as a whole, as what is in the best interests of our VIEs may not be in the best interests of our company. Similarly, two individuals from the senior management team of Bigo collectively own all equity interest of each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, respectively. We cannot assure you that when conflicts of interest arise, the shareholders of our PRC variable interest entities will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, the shareholders of our PRC variable interest entities may breach or cause our consolidated variable entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of our PRC variable interest entities may encounter in his capacity as a shareholder or director of our VIEs, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with the shareholders of our PRC variable interest entities to cause them to transfer all of his equity ownership in our consolidated variable entities to a PRC entity or individual designated by us, and this new shareholder of our consolidated variable entities could then appoint a new director of our consolidated variable entities to replace the existing directors. In addition, if such conflicts of interest arise, our wholly owned PRC subsidiaries, could also, in the capacity of attorney-in-fact for the shareholders of our PRC variable interest entities as provided under the relevant powers of attorney, directly appoint a new director of our consolidated variable entities to replace the existing directors. We rely on Mr. Li to comply with the laws of China, which protect contracts and provide that co-founder and chairman owe a duty of loyalty to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on Mr. Li to abide by the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view toward our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our PRC variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On July 20, 2018, General Office of the Communist Party of China and the State Council promulgated the Reform Plan for Collection and Management System of National and Local Taxes, or the Tax Reform Plan, which became effective on the same day. According to the Tax Reform Plan, all social insurance premiums, such as basic pension insurance premium, basic medical insurance premium, unemployment insurance premium, work-related injury insurance premium and maternity insurance premium, shall be collected uniformly by the relevant tax authorities starting from January 1, 2019.

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

While playing online games or participating on other activities on our platforms, players acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets can be important to online game players and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. According to the General Provisions of Civil Law, promulgated on March 15, 2017 and effected on October 1, 2017, data and virtual assets are listed as civil rights protected by laws and must be protected according to specific rules governing such matters. However, there are no PRC laws or regulations specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online game operators liable for losses of virtual assets by game players, and ordered online game operators to return the lost virtual items to game players or pay damages and losses. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

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

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice.

We issue virtual currency to game players on our platforms for them to purchase various items to be used in online games and channels, including music channels. We are in the process of adjusting the content of our platforms but we cannot assure you that our adjustments will be sufficient to comply with the Virtual Currency Notice. Moreover, although we believe we do not offer online game virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. For example, certain virtual items we issue to users based on in-game milestones they achieve or time spent playing games are transferable and exchangeable for our virtual currency or the other virtual items we issue to users. If the PRC regulatory authorities deem such transfer or exchange to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having contracted the H1N1 flu, avian flu, Ebola or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the Chinese and global economy in general and the Chinese and global mobile internet and gaming industries in particular.

We are also vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Non-compliance on the part of third parties with which we conduct business could restrict our ability to maintain or increase our number of users or the level of traffic to our platforms.

Our third party game developers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties’ legal rights or violate any regulatory requirements. We regularly identify irregularities or non-compliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at 60 different locations for daily operations and certain other properties serving as dormitories and canteens in China, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

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

The PRC government has, in recent years, intensified regulation on various aspects of the internet industry in China. For example, the PRC government adopted more stringent policies to monitor the online game industry due to adverse public reaction to perceived addiction to online games, particularly in children and minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. To help game operators identify which game players are minors, online game players in China are now required to register their names and identity card numbers before playing an online game, which information was to be submitted to and verified by the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, as of October 1, 2011. On October 25, 2019, GAPP issued the Notice of Preventing Minors from Indulging in Online Games to restrict game operators from providing online game services for minors in terms of playtime and payment amount. According to this Notice, (a) online game operators are prohibited from providing game services for minors from 20:00 p.m. to 8:00 a.m. each day; (b) playtime of minors cannot exceed 1.5 hours on workday and 3 hours on statutory holiday; and (c) online game operators shall impose cap of charge to minors and implement age-appropriate reminder system. These restrictions could limit our ability to increase our online game business among minors. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Anti-fatigue Compliance System and Real-name Registration System.” In order to comply with these anti-fatigue rules, we set up our system so that after three hours of playing our online games, minors only receive half of the virtual items or other in-game benefits they would otherwise earn, and after playing for more than five hours, receive no in-game benefits. Failure to implement these restrictions, if detected by the relevant government agencies, may result in fines and other penalties for us, including the shutting down of our online game operations and license revocation. Furthermore, if these restrictions were expanded to apply to adult game players in the future, our online game business could be materially and adversely affected.

In addition, on February 15, 2007, fourteen PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of internet cafes, one of the primary venues from which our platforms is accessed. In recent years, a large number of unlicensed internet cafes have been closed, and the PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Governmental authorities may from time to time impose stricter requirements on internet cafes, such as customer age limits and regulated hours of operation. Since a substantial portion of our users access our platforms from internet cafes, any reduction in the number, or slowdown in the growth, of internet cafes in China, or any new regulatory restrictions on their operations, could limit our ability to maintain or increase our revenues.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

●     We only have contractual control over our platforms in China. Our PRC consolidated affiliated entities own our platforms due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If any of our PRC consolidated affiliated entities breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

●     There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC consolidated affiliated entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Corporate Structure and Our Industry—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation.”

●     The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, or the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must be the registered holders of the domain names or trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business were entered into by our PRC consolidated affiliated entities, and such arrangements are in compliance with this notice. Our PRC consolidated affiliated entities also own the related domain names and trademarks, and hold the ICP License necessary to conduct our operations in China.

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

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Such regulations may intensify and become more stringent from time to time, subjecting us to increased levels of content monitoring requirements, which may increase our expenses and risk of non-compliance with relevant PRC regulations. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Furthermore, internet content providers who have broadcasted objectionable contents on one platform may be prohibited from broadcasting on all online live steaming platforms, and such prohibition should be adhered to by all other online streaming platforms. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation.”

We allow visitors to our platforms to upload written materials, images, pictures, and other content on the forums on our websites, and also allow users to share, link to and otherwise access audio, video, games and other content from third parties through our platforms. For a description of how content can be accessed on or through our platforms, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Item 4. Information on the Company—B. Business Overview—Technology,” “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” and “—Risks Related to Our Business—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Since our inception, we have worked closely with relevant government authorities to monitor the content on our platforms and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to timely determine in all cases the types of content that could result in our liability as an internet operator, and if any of our internet content is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platforms or for content we distribute that is deemed inappropriate. For example, we have previously been subject to a few warnings and fines in an aggregate amount of RMB0.2 million in 2018 for having inappropriate content on our platforms. Although we corrected these non-compliances and undertook measures to prevent the recurrence of such instances, it may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being uploaded or made available by an increasing number of users and third party partners and developers, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content uploaded to our website and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content. Users may upload content or images containing content that infringes upon third-party copyrights or other illegal content and we may be subject to claims, including infringement claims or become involved in litigation proceedings due to such content. As a result, our reputation, business and results of operations may be materially and adversely affected.

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

Under the PRC Enterprise Income Tax Law that became effective on January 1, 2008 and respectively amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

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

On February 3, 2015, the PRC State Administration of Taxation issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or the SAT Circular 7, which partially replaced and supplemental previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698. Pursuant to SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at a rate of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 7. SAT Circular 37 purports to clarify certain issues by providing the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld. Currently, the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange is not considered an “indirect transfer” subject to the rules described above.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees of our shares acquired or sold outside a public stock exchange, while our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the relevant tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our financial condition and results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017 and on December 29, 2018, respectively, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, renewed its qualification as a high and new technology enterprise, or HNTE, as of December 2, 2019 and, subject to the approval of an annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for three years, from 2019 through 2021. In addition, in 2018, Guangzhou Huanju Shidai was qualified as a “Key National Software Enterprise” after relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10%. Huya Technology qualified as a Software Enterprise and enjoyed tax exemption from 2017 to 2018. In 2019, Huya Technology assessed it is qualified as a KNSE and applied the preferential income tax rate of 10%. Guangzhou Huya was approved to be a HNTE in November 2018 and thus is entitled to enjoy a preferential tax rate of 15% for three years commencing January 1, 2018. Guangzhou BaiGuoYuan was qualified as a Software Enterprise and enjoyed the zero preferential tax rate in 2018 and 2019. BaiGuoYuan Technology is entitled to enjoy the preferential tax rate of 15% for the years from 2018 through 2020 and will need to re-apply for HNTE qualification renewal in 2021. However, if any of the abovementioned companies fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25% or the applicable standard tax rate, which could materially and adversely affect our financial condition and results of operations.

In addition, according to the applicable provisions under Singapore law, corporations that are engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of 5%, at minimum, for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable). Bigo Technology Pte. Ltd., or Bigo Singapore, was approved for such preferential tax treatment, enabling it to enjoy the preferential tax rate of 5% with the valid period from 2018 to 2022. Bigo Singapore will need to re-apply for such preferential tax treatment in 2023.

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

The Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, promulgated by the SAFE and became effective on June 9, 2016 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2019, appropriations to statutory reserves amounting to RMB150.0 million were made by twenty-one of our PRC consolidated affiliated entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Our capital expenditures are primarily used to purchase office space.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have used derivative financial instruments including the forward exchange contracts to hedge our exposure to foreign exchange risks. While we may decide to continue to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there was failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based Big Four accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

On March 15, 2019, the Standing Committee of the National People’s Congress promulgated the Foreign Investment Law, or the New Foreign Investment Law, which took effect on January 1, 2020, and on December 12, 2019, the Implementation Regulations of New Foreign Investment Law was promulgated by the State Council, which simultaneously came into force on January 1, 2020. The New Foreign Investment Law, together with the Implementation Regulations of New Foreign Investment Law, replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. This law is the legal foundation for foreign investment in the PRC. The New Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Implementation Regulations of New Foreign Investment Law provide detailed rules for the principles of investment protection, promotion and management set forth in the New Foreign Investment Law.

The New Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements under the “variable interest equity” structures as a form of foreign investment. The New Foreign Investment Law further stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, it is possible that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a form of foreign investment, and then whether the contractual arrangements will be recognized as a foreign investment, whether the contractual arrangements will be deemed to be in violation of the access requirements of foreign investment and how the contractual arrangements will be interpreted and handled remain uncertain. Conversely, if contractual arrangements are then incorporated as a form of foreign investment, it may materially impact our corporate governance practice and increase our compliance costs.

Risks Related to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The daily closing trading prices of our ADSs ranged from US$51.77 to US$88.50 in 2019. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

●     variations in our net revenues, earnings and cash flow;

●     announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

●     announcements of new services and expansions by us or our competitors;

●     changes in financial estimates by securities analysts;

●     changes in the number of our registered or active users;

●     fluctuations in the number of paying users or other operating metrics;

●     failure on our part to realize monetization opportunities as expected;

●     additions or departures of key personnel;

●     release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●     detrimental negative publicity about us, our competitors or our industry; and

●     potential litigation or regulatory proceedings or changes.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2020, we had 1,247,848,466 Class A common shares (excluding 55,422,958 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2019, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our PRC consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019, and no assurances can be given with respect to our PFIC status for our current taxable year ending December 31, 2020 or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A common shares and on the receipt of distributions on the ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or Class A common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A common shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a “mark-to-market” election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. holders to make such election. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares if we are treated as a PFIC for our current taxable year ending December 31, 2020 or any future taxable year (including the possibility of making a “mark-to-market” election and the unavailability of an election to treat us as a qualified electing fund). For more information see “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Provisions of our convertible senior notes could discourage an acquisition of us by a third party.

In June, 2019, we completed the offering of US$500 million in aggregate principal amount of convertible senior notes due 2025 and US$500 million in aggregate principal amount of convertible senior notes due 2026. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indentures for the convertible senior notes define a “fundamental change” to include, among other things and subject to certain qualifications specified therein: (i) any person or group becoming a direct or indirect beneficial owner of our company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of our ordinary share capital, or Lei Jun, Top Brand Holdings Limited, David Xueling Li and YYME Limited and their affiliates collectively becoming the direct or indirect beneficial owner of Class A common shares representing more than 50% of the number of outstanding Class A common shares; (ii) any recapitalization, reclassification or change of our Class A common shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger of our company pursuant to which our Class A common shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of our consolidated assets, taken as a whole, to any person other than one of our subsidiaries; (iii) the approval of any plan or proposal for the liquidation or dissolution of our company by our shareholders; (iv) our ADSs ceasing to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules in the PRC or the official interpretation or official application thereof that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in principal amounts of US$1,000 or integral multiples thereof. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2020, Mr. David Xueling Li and his respective affiliates, held 75.8% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and a majority of our assets are located outside of the United States. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

●     recognize or enforce against us or our directors or officers judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●     impose liabilities against us or our directors or officers, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying disputes provided that such judgment (i) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (ii) is final; (iii) is not in respect of taxes, a fine or penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●     the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●     the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●     the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●     the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee be an independent director. Currently, the chairman of our compensation committee, Mr. David Xueling Li, is not an independent director. We also relied on the exemption available to foreign private issuers to the requirement that shareholder approval should be obtained in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and the requirement that shareholder approval should be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2019 Arrangement. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Arrangement” for more information. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A common shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A common shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A common shares unless you withdraw the shares from the depositary. Under our second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is at least ten clear days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A common shares underlying represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your underlying Class A common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A common shares underlying represented by your ADSs are not voted as you requested. The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares represented by your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A common shares represented by your ADSs at shareholders’ meetings unless:

●     we have failed to timely provide the depositary with notice of meeting and related voting materials;

●     we have instructed the depositary that we do not wish a discretionary proxy to be given;

●     we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●     a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●     the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A common shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our common shares are not subject to this discretionary proxy.

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

Our holding company, YY Inc., was incorporated in July 2011 as an exempted company with limited liability in the Cayman Islands. The corporate affairs of YY Inc. are governed by the memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. Through a share exchange on September 6, 2011, the shareholders of Duowan BVI exchanged all of their outstanding common and preferred shares in Duowan BVI for common and preferred shares of YY Inc. on a pro rata basis. No additional consideration was paid in connection with the share exchange. As a result, Duowan BVI became a wholly owned subsidiary of YY Inc.

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

In the first quarter of 2015, Duowan BVI established and became a limited partner holding 93.5% equity interests of, Engage Capital Partners I, L.P., which is a private equity fund registered in the Cayman Islands. In June 2015, as a limited partner holding 93.5% equity interests, Guangzhou Huaduo established Shanghai Yilian Equity Investment Partnership (LP), a private equity fund registered in China. In June 2017, Guangzhou Huaduo established and became a limited partner holding 99% equity interests of Guangzhou Yilian Yixing Equity Investment Partnership (LP), a private equity fund registered in China.

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

In July 2017, HUYA Inc. issued series A shares to a group of investors for an aggregate amount of US$75 million. In March 2018, HUYA Inc. issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares at a price of US$7.16 per share for a cash consideration of US$461.6 million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited. Pursuant to the agreements entered into in this series B-2 financing transaction, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase at the then fair market price additional shares to reach 50.10% of the voting powers in HUYA Inc. As part of the Series B-2 financing transaction, Tencent and HUYA Inc., through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to this business cooperation agreement, the parties agreed to establish strategic cooperation in various aspects regarding game live streaming business and other game related business. In May 2018, HUYA Inc. successfully completed its initial public offering of 17,250,000 ADSs at a price of US$12.0 per ADS, including 2,250,000 ADSs offered pursuant to the underwriters’ full exercise of their over-allotment options. In April 2019, HUYA Inc. successfully completed a follow-on public offering, issuing 13,600,000 ADSs (or 15,640,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full) at a price of US$24.00 per ADS. Each HUYA Inc. ADS represents one Class A ordinary share of HUYA Inc. On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of HUYA Inc. to Linen Investment Limited, a wholly-owned subsidiary of Tencent for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from us. The purchase price was determined based on the average closing prices of Huya’s American depositary shares in the last 20 trading days prior to the receipt of Tencent’s written exercise notice by us and Huya in accordance with Huya’s second amended and restated shareholders agreement dated March 8, 2018. As a result of the closing of the share transfer, Tencent increased its voting power in Huya to 50.1% on a fully-diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya, and will consolidate financial statements of Huya. As of April 3, 2020, we held 68,374,463 Class B ordinary shares of Huya, representing approximately 43.0% of the total voting power calculated based on the total issued and outstanding shares of Huya. Starting from April 3, 2020, we no longer consolidate the operating results of Huya.

In May 2018, we established TIEN Direction Inc., which in turn established Hago Singapore Pte. Ltd.

In June 2018, we invested US$272 million in the Series D round of financing of Bigo as the lead investor. We were then an existing shareholder of Bigo and had become its largest shareholder after the Series D financing.

In March 2019, we completed the acquisition of the remaining 68.3% of equity interest in Bigo from the other shareholders of Bigo, including Mr. David Xueling Li, our chairman of the board of directors and chief executive officer. We paid US$343.1 million in cash and resulted in issuance of 38,326,579 Class B common shares to Mr. David Xueling Li and 305,127,046 outstanding Class A common shares to Mr. David Xueling Li and other selling shareholders of Bigo. As of the date of this annual report, we wholly own Bigo.

In March 2019, we entered into a strategic partnership agreement with Shanghai Chuangsi Enterprise Development Co., Ltd., or Shanghai Chuangsi. Under the agreement, we will exchange for certain equity interest of Shanghai Chuangsi by contributing YY segment’s online game business into Shanghai Chuangsi. The transaction was completed in December 2019, after which the financial results of YY segment’s online games would no longer be consolidated in our financial results.

Effective December 20, 2019, we changed our corporate name from “YY Inc.” to “JOYY Inc.” We began trading under the new corporate name on December 30, 2019.

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

In June, 2019, we completed the offering of US$500 million in aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes, and US$500 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes, which included the exercise in full by the initial purchasers of their option to purchase an additional US$75 million in aggregate principal amount of the 2025 Notes and US$75 million in aggregate principal amount of the 2026 Notes. We collectively refer to the 2025 Notes and the 2026 Notes as the Notes in this annual report. The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The initial conversion rate of the 2025 Notes is 10.4271 ADSs per US$1,000 principal amount of the 2025 Notes. The initial conversion rate of the 2026 Notes is 10.4271 ADSs per US$1,000 principal amount of such the 2026 Notes. The relevant conversion rate for each series of the Notes is subject to adjustment upon the occurrence of certain events. The 2025 Notes bear interest at a rate of 0.75% per year, and the 2026 Notes bear interest at a rate of 1.375% per year. Interest on the both the 2025 Notes and 2026 Notes will accrue from, and including, June 24, 2019 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. We may not redeem the Notes prior to maturity, unless certain tax-related events occur. The holders may require us to repurchase all or part of their Notes in cash on June 15, 2023, in the case of the 2025 Notes, and June 15, 2024, in the case of the 2026 Notes, or in the event of certain fundamental changes. In connection with the offering the 2025 Notes and the 2026 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$127.87 per ADS and is subject to adjustment under the terms of the capped call transactions. On March 25, 2020, we announced a convertible notes repurchase plan under which we may repurchase up to an aggregate of US$200 million of the 2025 Notes and 2026 Notes over the next 12 months. The convertible notes repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board will review the convertible notes repurchase plan periodically, and may authorize adjustment of its terms and size. We expect to fund repurchases made under this plan from our existing funds.

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

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.yy.com. The information contained on our website is not a part of this annual report.

B. Business Overview

Overview

We are a leading global social media platform, offering users around the world a uniquely engaging and immersive experience across various video-based content categories, such as live streaming, short-form videos and video communication. For our users, our products serve as the destination for creating, sharing and enjoying a vast range of video-based content and activities.

●     Live streaming platforms — YY Live, Bigo Live and Huya. YY Live is an interactive and comprehensive live streaming social media platform, offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. Bigo Live, with strong presence in Southeast Asia, the Middle East, the U.S. and South Asia, enables global users to live stream their specific moments and talk live with each other. Huya is a game live streaming platform in China. Through close cooperation with e-sports event organizers, as well as major game developers and publishers, Huya has developed e-sports live streaming into the most popular content genre on its platform. As a result of the share transfer to Tencent on April 3, 2020, we no longer consolidate the results of operations of Huya.

●     Short-form video platform — Likee. Likee is a leading global short-form video social platform, with a fast growing and highly engaged user base that produces, uploads, views, shares and comments on short-form videos on a daily basis. We have continued to expand Likee's geographic coverage, refine its content offerings, and augment its monetization capabilities.

●     Other key products — (i) imo: Our video communication product imo has attracted a massive and highly engaged video-oriented user base in South Asia, the Middle East and other global regions, by offering frictionless video calls and other communication tools such as two-way video calls, group calls and video sharing. imo has also proven itself to be an efficient and powerful distribution channel for our live streaming and short-form video content, (ii) Hago: Hago is a casual-game-oriented social platform that integrates multiple social features, such as live streaming chatrooms and karaoke. As a result, Hago encourages young users to use these features to establish and maintain social connections while enjoying casual games.

With our pioneering business model in China, we have accumulated deep expertise in building and operating a vibrant video content ecosystem since our inception in 2005. Foreseeing the massive global opportunities, we began to expand overseas first by investing in Bigo in 2014, followed by the internationalization of YY Live and Huya, and lately by acquiring Bigo in March 2019. Our business model is not only successful in China, but has also been tested and replicated effectively on a global basis.

Artificial intelligence (AI) technology, which has been woven into our corporate fabric, permeates and is integral to all critical aspects of our services and broader business operations: from visual and voice recognition, content recommendation and distribution that optimizes users’ viewing experience, to automated product beta testing and critical corporate decision-making, such as budgeting. As AI improved the accuracy and effectiveness of our content and host recommendations, and optimized our other efforts aimed at improving user experience.

Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic use of our platforms is currently free to attract traffic, we monetize our user base mainly through virtual tips for live streaming. We believe that we will be able to capitalize on our large and highly engaged user base around the world by enriching our video content categories, exploring additional monetization opportunities and diversifying our main revenue sources.

We believe that we will be able to capitalize on our large, growing and highly engaged user base around the world by enriching our video content categories, exploring additional monetization opportunities and diversifying our main revenue sources, such as advertising and e-commerce.

Our Platforms and Products

YY Live

In June 2016, we revamped our online music and entertainment live streaming services to form the YY Live platform. With its increasing popularity of and growing content, YY Live has been transformed into an interactive and comprehensive live streaming social media platform. Users of YY Live may enjoy the live streaming services on YY Live App, YY Live website, or YY Client to enjoy a wide variety of live streaming content, including, among others, music and dance show, talk show, outdoor activities, sports, anime and games. In the fourth quarter of 2019, the average mobile monthly active users of YY Live reached 41.2 million, increasing by 3.8% from the same period in 2018.

We develop mobile applications to provide a variety of live streaming content to our users through mobile operating systems and make live streaming services available at finger tips. While we continue to develop and upgrade our platforms, we rebranded Mobile YY, our first and main mobile application, into YY Live App, which primarily provides users access to our live streaming content offered on our YY Live platform. To better accommodate the increasing demands of our users to access more content on our YY Live platform, we developed a number of additional mobile applications, each of which dedicates to a specific type of content or functions. Users can access contents on our YY Live platform through all these mobile applications, and retrieve contents most suitable to individual preferences and interests.

As our core PC product, YY Client provides access to user-created online social activities groups, which we refer to as channels. YY Client is compatible with most internet-enabled systems, including PCs and mobile interfaces. YY Client also contains the game center which consists of a game lobby and VIP game access services, enabling users to access various online games without downloading any additional client software. The first version of YY Client, launched in July 2008, had voice-enabled features that allowed online game players to communicate with large groups of fellow gamers on a real-time basis. Game players typically organize various guilds for players to discuss gaming strategies and communicate with each other in a team setting. Such online guilds, which can consist of up to thousands of players, built their own channels on YY Client to communicate with fellow guild members in real time when playing games online. Gradually, we further developed and tailored YY Client in response to the market need for a platform enabling large groups to gather, meet and socialize in real time online, and turned it into the rich communication social product that it is today. We introduced live video-enabled channels beginning in late 2011 and have since applied video features to all our channels.

We also operate the website YY.com, which enables users to conduct real-time interactions and watch live streaming content through web browsers on both PC and mobile, without requiring any downloads or installations. We optimize our technologies for the web format, transcending the limitations of operational systems and enabling real-time communications and live streaming on the web.

Bigo Live

Operated by Bigo, Bigo Live is a leading global live streaming platform focusing on markets outside of China. Bigo Live allows the users to live stream their specific moments, live talk with other users, make video calls and watch trend video. It also has features like music live house and cross-room PK. With a strong presence in South-Eastern Asia, Southern Asia, the Middle East and America, Bigo Live has established global footprints. In the fourth quarter of 2019, the average mobile monthly active users of Bigo Live reached 23.1 million, increasing by 18.6% from the same period in 2018. Bigo Live’s revenue contribution from developed market continued to ramp up in 2019.

Huya

In November 2014, we launched Huya, with a focus on live streaming of gaming content. After years of coverage expansion and user accumulation, Huya has become a leading live streaming platform in China with a primary focus on games, covering a wide variety of content such as online games, console games, mobile games, entertainments and sports. In the fourth quarter of 2019, the average mobile monthly active users of Huya reached 61.6 million, increasing by 21.5% from the same period in 2018. Since 2018, Huya has started to offer game live streaming services outside of China through a new platform, Nimo TV. As a result of the share transfer to Tencent on April 3, 2020, we no longer consolidate the results of operations of Huya.

Likee

Operated by Bigo, Likee is a leading short form video social platform worldwide. Likee originally focused on enabling users to create short form video by utilizing functions such as music and effect filter, cinematic effects (including 4D backgrounds), acting and lip-sync, face stickers and special effects toolkits. In the fourth quarter of 2019, the average mobile monthly active users of Likee reached 115.3 million, increasing by 208.3% from the same period in 2018. Likee has facilitated a large volume of user generated short form video content to be produced, uploaded, viewed, shared and commented on a daily basis. In 2019, we also introduced a variety of new features and functions, including data visualization tools, collaborative travel vlog projects, AI based image cropping, photo series and face swapping features. These new features significantly lower the short-form video production entry barrier to users, became smashed mass hits upon launching, and attracted millions of users worldwide to create and share videos with their friends. Likee introduced a support program in 2019 to attract more high-quality content creators to cultivate an increasingly diverse, engaging and entertaining content library.

Likee organized a variety of offline events to increase the activeness of its user and creator communities around the globe. For example, in June 2019, Likee co-organized an award ceremony for key influencers in the digital world with local music radio stations, celebrity agencies, and digital media in India. A large number of local artists, as well as key opinion leaders in fashion, beauty, travel, food, and body-building participated in the event. Likee also hosted an offline event named Likee Party Moscow in Russia in August 2019. Our success in organizing such local offline events in different countries and regions demonstrates Likee’s unique capability in establishing cultural connections among young users, inspiring their creativity and self-expression, and boosting their enthusiasm towards original content production, all of which in turn help us expand our brand influence as well as strengthen our leadership in more and more global markets.

imo

Operated by Bigo, imo is a chat and instant messaging application with functions including video calls, text messages, photo and video sharing. By offering frictionless video calls and other communication tools such as two-way video calls, group calls and video sharing, imo has attracted a massive and highly engaged video-oriented user base in South Asia, the Middle East and other global regions. imo fulfills the video communications needs of users in a variety of personal and business-oriented communication scenarios. imo has also proven itself to be an efficient and powerful distribution channel for our live streaming and short-form video content. We plan to continually introduce innovative services offerings within imo to bolster social interactions among its users and broaden its monetization opportunities. In the fourth quarter of 2019, the average mobile monthly active users of imo reached 211.0 million.

Hago

We launched Hago in 2018 as another important part of our global expansion efforts in overseas markets following its success in China. Hago is a casual game oriented social network application. Currently it not only provides casual games, but also incorporates multiple social features such as live streaming chatrooms, karaoke, and others into the application. These innovative features encourage young users to establish and maintain social connections while enjoying casual games. In the fourth quarter of 2019, the average mobile monthly active users of Hago reached 33.0 million, increasing by 57.9% from the same period in 2018. In 2019, Hago continued to enhance user stickiness, and foster new social interactions between users on its platform. For example, Hago’s interest-based user groups have become a key feature for users to initiate social interactions on the platform in the fourth quarter of 2019. Meanwhile, the highly social nature of the platform has enabled us to accelerate the development of our innovative monetization capabilities, as seen in our virtual gifting features for both voice chatrooms and interest-based user groups.

Global Branding and Marketing

Branding Strategy

Commensurate with our growing global presence and leadership position, we elevated our group legal name from YY to JOYY in 2019, reiterating our vision of bring joyful and youthful experiences to users around the world. This latest strategy upgrade offers us greater flexibility to unleash the respective branding power of our various products and services targeting different demographics of users in China and overseas. Our comprehensive matrix of popular global brands, including Bigo Live, Likee, imo and Hago, enable us to reach the full spectrum of coveted user bases around the world. Meanwhile, we remain committed to reinforcing the wide recognition our YY Live brand in China.

Marketing Activities

We employ a variety of marketing activities, embracing the latest trends in online and social-based promotional strategies. We employ performance-based advertising, social network marketing campaigns, as well as promotion through search engines and web portals, with an emphasis on efficiency and delivering measurable results. Furthermore, we cooperate with application distributors and hardware manufacturers, and sponsor offline exhibitions and industry summits. We are committed to exploring innovative ways to enhance our user acquisition through various marketing activities, such as TV programs, online entertainment variety shows and dramas, and offline channels.

Seasonality

Our results of operations of various products and services are subject to seasonal fluctuations. However, seasonal fluctuations have not posed material operational and financial challenges to us, as such periods tend to be brief and predictable.

Competition

We face competition in several major aspects of our business, particularly from companies that provide online live streaming businesses in terms of user traffic and user time spent. Our competitors primarily include Kuaishou, Douyin, Tencent Music Entertainment, Momo, Douyu and other live streaming platforms in China, and other short-form video and live streaming platforms overseas such as TikTok.

Technology

Our proprietary technologies is the backbone of our products and services. We enhance our user experience though a variety of advanced technology, including our AI-based content recommendation technology, to accurately and efficiently identify and deliver tailored short-form video clips and live streaming content to our users. As a leading provider of large-scale multi-user voice- and video-enabled online service, we continually improve our technologies. Our capability to provide superior user experience is further supported by our highly scalable infrastructure, proprietary algorithms and software, and tailored devices for optimal live broadcasting performance, which help enable low latency, low jitter and low loss rates in delivering voice and video data even with weak internet connection.

Artificial intelligence (AI) and algorithms technologies

AI and algorithms technologies are embedded into our technology DNA. For example, we leverage our sophisticated machine learning models to enhance the effectiveness of our content tagging functions. We have also implemented our AI-powered visual recognition technology into our content distribution engine so that it can, with the assistance from our large-scale deep neural network and various search-related technology, automatically tag and accurately recommend the most relevant short-form video clips and live streaming shows to our users. The vast amount of users’ behavior data that we have accumulated helps us to construct data models of the underlying relations between our users, content and creators, thereby gaining a deeper understanding of their tendencies and preferences. Through those efforts, we were able to create an optimal experience for our users by ensuring that we distribute the video content to the different audience groups.

In addition, we are also empowered by our cutting-edge computer vision (CV) and augmented reality (AR) technology to help our content creators in combining real life’s moments with virtual scenes to produce innovative and engaging video content. With years of R&D efforts in CV, we launched Likee’s FaceMagic in the end of 2019, which is able to help millions of creators on the platform to participate in virtual shows and share the astonishing moments with their fans.

QoS for online multi-media communications

Quality of Service, or QoS, assurance is a key element of any high quality delivery of voice and video data over the internet. For live voice- or video-enabled communications, any data packet loss and jitter, or delay in transmission, is often immediately noticeable to users. We devote significant resources to maintain and develop a creative combination of multiple voice- and voice-over internet protocol, or VOIP, quality assurance mechanisms to minimize data loss and jitter. The mechanisms we employ include, but are not limited to, cloud-based intelligence routing, low-bitrate redundant solution, upstream-forward error correction and adaptive jitter. A special intelligent routing algorithm we designed automatically seeks optimal ways of delivering voice and video data across our cloud-based network, enabling us to provide better QoS even when the QoS levels are lower on certain routes.

We employ computer programs and design and implement a standardized set of measurements to help monitor our service quality. Our system periodically collects, and our team of experts analyzes, data from each of our data centers to evaluate the voice- and video-quality for each user using a systematic standard. We have set up formal procedures to handle different levels of server breakdowns and network-related emergencies, and our team can remotely discover issues and access any server to promptly resolve issues. Positioned to offer top-quality audio and video experience to our users worldwide, we developed a series of media technologies and revamped our streaming framework, which enable multimodal information to be synthetically utilized to provide highly flexible and customizable services.

Our adaptive audio and video encoding, transmission and decoding algorithms are conducive to delivering superior audio and video experience based on users' local setup, including locations, devices, network condition and personal preference, optimizing both fluency and latency at the same time.

Large, dedicated cloud-based network infrastructure

In 2019, we continued to develop and expand our global data center network, to provide top-quality, real-time video and audio services to our users worldwide. Our infrastructure provides seamless integration and is highly customized for supporting our services with significant flexibility. Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 48,000 servers which are hosted in the data centers we lease from third parties across the world as of December 31, 2019. Our cloud-based network infrastructure provides quality data delivery and enable many users to interact online from anywhere with ease and speed.

Our system is designed for scalability and reliability to support growth in our user base. The number of our servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease and relatively lower cost, given the flexibility of renting data centers to host additional servers in any high traffic regions in our network. We believe that our current network facilities and broadband capacity provide us with sufficient capacity to carry out our current operations, and can be expanded to meet additional capacity relatively quickly. The amount of bandwidth we lease is continually expanded to reflect increased peak concurrent user numbers. We have been developing and expanding our data centers network around the world, focusing on Asia, Europe and the Americas. Our data centers' key technological mechanisms include optimized data access, automated switch of servers, and intelligent routing, which help ensure the quality of data transmission for our users globally. In response to poor connection situations, we are able to provide precise connection estimation, adaptive transcoding, segmentation-based coding and other advanced mechanisms to help users enjoy high-quality audio and video experience.

Proprietary data-driven platform

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

Safeguarding User Privacy

We dedicate significant resources to strengthening the user privacy functions of our platforms, promoting a safe online environment for our users. For example, we provide our users with adequate notice as to what data are being collected, and have implemented a variety of mechanisms and policies to prevent the unauthorized use, loss or leak of collected user data. In addition, our data security technologies empower us to protect user data. For our external interfaces, we utilize firewalls to protect against potential attacks or unauthorized access. Our dedicated team of privacy professionals conducts regular reviews of our data security practices.

Content Management and Monitoring

Our live streaming, short-form video and video communication platforms and other products enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system is in compliance with applicable laws and regulations. They are aided by a program designed to sweep our platforms in real time and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords are automatically filtered by our program and cannot be successfully posted on our platforms. Thus we are able to minimize offending materials on our platforms and to remove such materials promptly after they are discovered. Our Hago platform has deployed deep learning-based voice recognition technology, which helps us to detect and delete prohibited content and deal with the relevant distributors in a timely fashion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face significant risks related to the content and communications on our platforms.”

We have been continually localizing our content management and monitoring efforts. In particular, we have deployed approximately 2,000 dedicated content management and monitoring personnel with local language proficiency and cultural understanding in a number of countries worldwide, including Russia, Egypt, India, Indonesia, Thailand and Vietnam.

Our IT Professionals

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. As of December 31, 2019, our research and development team consisted of 3,946 members. All of our service programs are designed and developed internally, including various interactive technologies. Our research and development team currently works on both back-end and front-end development of our products and services, including (a) the continuous improvement of our core audio and video data processing and streaming technologies, (b) the enhancement of network and server structures, data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (c) the creation of new features and functions to meet the demand of our users in various business lines, including but not limited to PC-desktop, web and mobile applications, channel templates and virtual items. We also build a team of experienced engineers who help us address challenges such as recommendation engines, big data and artificial intelligence, particularly in the areas of computer vision, national language processing, automatic speech recognition and speech synthesis.

We have technicians who are dedicated to monitoring and maintaining our network infrastructure. Our operation and maintenance team checks the voice and video data quality received by various users, the quality of users’ experience on our platforms and the proper functioning of our server equipment in our network, as well as contacting internet data center hosts to fix any issues located through such checks. Having launched more diversified and complex products and services for an increasing number of users, we raised new challenges to our operation and maintenance team, and rely on them to continue to provide video content services and online real-time interactions to our users.

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

YY and Bigo

As of December 31, 2019, we held 657 registered domain names, including YY.com, Bigo TV, Duowan.com, 100.com, Chinaduo.com, bigolive.sg, likee.com, 520hello.com, 579 software copyrights and other copyrights, 774 patents and 1,806 trademarks and service marks in China and overseas. In addition, as of December 31, 2019, we had filed 2,280 patent applications covering certain of our proprietary technologies and 2,881 trademark applications in China and overseas.

Huya

As of December 31, 2019, Huya held 195 registered domain names, including Huya.com, 110 software copyrights and other copyrights, 87 patents and 445 trademarks and service marks in China and overseas. In addition, as of December 31, 2019, Huya had filed 634 patent applications covering certain of our proprietary technologies and 938 trademark applications in China and overseas. We no longer consolidate the operating results of HUYA Inc. as a result of the share transfer to Tencent on April 3, 2020.

Regulations

PRC Regulation

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and online game operations, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

●     the Ministry of Industry and Information Technology, or the MIIT;

●     the Ministry of Culture, or the MOC, which currently known as the Ministry of Culture and Tourism;

●     the General Administration of Press and Publication, or the GAPP;

●     the State Administration for Radio, Film and Television, or the SARFT;

●     State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT;

●     the National Copyright Administration, or the NCA;

●     the State Administration for Industry and Commerce, or the SAIC, which currently known as the State Administration for Market Regulation, or the SAMR;

●     the State Council Information Office, or the SCIO;

●     the Ministry of Commerce, or the MOFCOM;

●     the Bureau of Protection of State Secrets;

●     the Ministry of Public Security; and

●     the State Administration of Foreign Exchange, or the SAFE.

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

Regulation on Telecommunications Services and Foreign Ownership Restrictions

Investment activities in China by foreign investors are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019), or the Negative List, which was promulgated on June 30, 2019 and became effective on the same day. According to the Negative List, the foreign stake in a value-added telecommunications service (except e-commerce, domestic conferencing, store-and-forward, and call center services) may not exceed 50%.

On 30 December 2019, the MOC and the SAMR jointly promulgated the Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. According to the Measures for the Reporting of Foreign Investment Information, where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-invested enterprises shall report investment information to commerce departments in accordance with these Measures. A foreign investor who establishes a foreign-invested enterprise within China shall submit an initial report through the enterprise registration system when undergoing formation registration of the foreign-invested enterprise. In the case of any modification of the information in the initial report, which involves the enterprise’s modification registration (recordation), the foreign-invested enterprise shall submit the modification report through the enterprise registration system when undergoing the enterprise’s modification registration (recordation).

The Telecommunications Regulations, which became effective on September 25, 2000 and have been subsequently amended respectively on July 29, 2014 and February 6, 2016, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2015 Amendment), implemented on March 1, 2016 attached to the Telecommunications Regulations and amended on June 6, 2019, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently, through Guangzhou Huaduo and Guangzhou BaiGuoYuan, our PRC consolidated affiliated entities, hold ICP licenses, a sub-category of the value-added telecommunications business operation license, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT, which were last updated on June 6, 2018, March 21, 2018 and March 21, 2018, respectively.

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

To comply with such foreign ownership restrictions, we operate our online social platform and online game businesses in China through Guangzhou Huaduo, which is owned by several PRC citizens and Beijing Tuda. Beijing Tuda is owned by Mr. David Xueling Li. Guangzhou Huaduo and Beijing Tuda are both controlled by Beijing Huanju Shidai through a series of contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” Moreover, Guangzhou Huaduo is the registered holder of a majority of the domain names, trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC counsel Fangda Partners’ understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain a value-added telecommunications business operation license (the “ICP license”), from the relevant local authorities before engaging in the providing of any commercial internet information services in China, and the ICP license is subject to annual inspection within the first quarter of the next year according to the Administrative Measures for Telecommunications Business Operating Licensing, which was promulgated by the MIIT on March 5, 2009 and amended on July 3, 2017. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license. Each of Guangzhou Huaduo and Guangzhou BaiGuoYuan presently holds the ICP licenses on internet and mobile network information services issued by the Guangdong branch of the MIIT.

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

On November 29, 2019, the Secretary Bureau of the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by APPs in Violation of Laws and Regulations, which came into effect on the same day. The Measures explicitly classify acts that may be determined as “failing to make public the collection and use rules”, “failing to explicitly showing the purposes, methods and scope of the collection and use of personal information”, “failing to collect and using personal information with a user’s consent”, “collecting personal information unrelated to the services it provides against the necessary principle” and “providing personal information to others without consent.”

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

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011. Circular 32 further stipulates that the entity engaging in online games operations shall require online game users to register their real names by using valid identity documents. On July 25, 2014, the SAPPRFT issued the Notice Regarding In-depth Development of Anti-fatigue Real Names Authentication on Online Games, which specifies that subject to the hardware, technology and other factors, the anti-fatigue compliance system applies to all online games excluding mobile games temporarily. In addition, pursuant to the Provisions on Administration over the Internet User Public Account Information Services, which was promulgated by the State Internet Information Office on September 7, 2017 and became effective on October 8, 2017, the network platforms providing the services of registration of the Internet user accounts shall conduct real identity verification over the registered users and require providing the identity information and mobile phone number. If a user fails to provide real identity information, the network platforms shall not provide the information release services to such user.

On October 25, 2019, the Notice on Preventing Minors from Indulging in Online Games, or the “Notice”, issued by the SAPPRFT, which came into effect on November 1, 2019, requests online game operators to implement the real-name registration system. All online game users must use valid identity information to register their game accounts. Online game operators must require existing users to complete the real-name registration within 2 months from the date of implementation of this notice and stop providing game service to users, who cannot complete real-name registration within the prescribed period. The time and duration used by minors shall be strictly controlled. Online game companies are banned from providing game services to minors in any form between 10 p.m. and 8 a.m. The length of time that online game companies provide game services to minors shall not exceed 3 hours per day for statutory holidays and 1.5 hours for other days. Paid services provided to minors shall be regulated. Online game operators shall not provide paid game services for users under the age of 8 years old. As for the paid game services provided by the same online game operator, for users who are over 8 years old and under 16 years old, the single recharge amount shall not exceed RMB50, the monthly recharge amount shall not exceed RMB200; for users over 16 years old and under 18 years old, the amount of one single recharge shall not exceed RMB100, and the monthly recharge amount shall not exceed RMB400.

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

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

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

On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that (a) all unauthorized music products on the platform of online music services providers shall be removed prior to July 31, 2015; and (b) the National Copyright Administration investigate and punish the online music services providers who continue to transmit unauthorized music products following July 31, 2015.

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

Regulation on Advertising Business and Conditions on Foreign Investment

The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

●     Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015 which became effective since September 1, 2015, and on October 26, 2018, respectively;

●     Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987.

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

Intellectual Property Rights

Software

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights to be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2019, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2019, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Copyright

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

On May 18, 2006, the State Council issued the Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and amended on January 30, 2013. Under this regulation, an internet information service provider may be exempt from indemnification liabilities under the following circumstances:

●     any internet information service provider that provides automatic internet access service upon instructions from its users or provides automatic transmission service for works, performances and audio-visual products provided by its users are not required to assume indemnification liabilities if (a) it has not chosen or altered the transmitted works, performance and audio-visual products and (b) it provides such works, performances and audio-visual products to the designated users and prevents any person other than such designated users from obtaining access.

●     any internet information service provider that, for the sake of improving network transmission efficiency, automatically stores and provides to its own users the relevant works, performances and audio-visual products obtained from any other internet information service providers, are not required to assume the indemnification liabilities if (a) it has not altered any of the works, performance or audio-visual products that are automatically stored; (b) it has not affected such original internet information service provider in holding the information about where the users obtain the relevant works, performance and audio-visual products; and (c) when the original internet information service provider revises, deletes or shields the works, performances and audio-visual products, it will automatically revise, delete or shield the same.

●     any internet information service provider that provides its users with information memory space for such users to provide the works, performances and audio-visual products to the general public via an informational network are not required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performance and audio-visual products that are provided by the users; (c) it is not aware of or has no reason to know that the works, performances and audio-visual products provided by the users infringe upon the copyrights of others; (d) it has not directly derived any economic benefit from the providing of the works, performances and audio-visual products by its users; and (e) after receiving a notice from the copyright holder, it promptly deletes the allegedly infringing works, performances and audio-visual products pursuant to the relevant regulation.

●     any internet information service provider that provides its users with information memory space for such users to provide the works, performances and audio-visual products to the general public via an informational network are not required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performance and audio-visual products that are provided by the users; (c) it is not aware of or has no reason to know that the works, performances and audio-visual products provided by the users infringe upon the copyrights of others; (d) it has not directly derived any economic benefit from the providing of the works, performances and audio-visual products by its users; and (e) after receiving a notice from the copyright holder, it promptly deletes the allegedly infringing works, performances and audio-visual products pursuant to the relevant regulation.

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

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On September 1, 2014, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. The Measures for Administration of Domain Names, or the Domain Name Measures, was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. For the number of domain names we registered as of December 31, 2019, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC (currently known as the Trademark Office of National Intellectual Property Administration) handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2019, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions of Ecological Governance of Internet Information Content, which came into effect on March 1, 2020. Under this Provisions, an internet information content producer shall not make, copy or publish any illegal information, containing: (i) violating the fundamental principles set forth in the Constitution; (ii) jeopardizing national security, divulging state secrets, subverting the state power, or undermining the national unity; (iii) damaging the reputation or interests of the state; (iv) infringing name, portrait, reputation or honor of a hero or a martyr; (v) advocating terrorism or extremism; (vi) inciting ethnic hatred or discrimination to undermine ethnic solidarity; (vii) detrimental to state religious policies, propagating heretical or superstitious ideas; (viii) spreading rumors to disturb economic and social order; (ix) disseminating obscenity, pornography, force, brutality and terror or crime-abetting; (x) humiliating or defaming others or infringing upon their reputation, privacy and other legitimate rights and interests. In addition, an internet information content platform shall set up the mechanism of ecological governance of internet information content, develop the detailed rules for ecological governance of the internet information content on the platform and improve the systems of user registration, account management, information release and examination, etc. The platform shall set up the person in charge of the ecological governance of internet information content, equip itself with the professional personnel commensurate with the business scope and service scale, strengthen training and examination and improve the quality of practitioners, set up convenient channels for filing complaints and reports in prominent places and publish the ways of filing complaints and reports, and compile an annual report on the ecological governance of network information content. If an internet information content producer violates the provisions, the internet information content platform shall take disposal measures including warning for rectification, restricting functions, suspending updates and closing accounts, eliminating illegal information and contents in a timely manner, keeping relevant records and reporting to the relevant competent authorities. If an internet information content platform violates the provisions, the cyberspace authorities shall hold interviews, give warnings, order it to suspend information update, take measures including restricting it from engaging in internet information services, and impose online behavior restrictions and industry bans.

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

On June 22, 2017, the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council jointly promulgated the Circular on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security. According to the Circular, the security protection grade of an information system may be classified into five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject persons to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. The Internet Security Law of the People’s Republic of China, issued by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017, further emphasizes the implementation of classified protection with respect to Internet security. According to the Internet Security Law, Internet operators shall fulfill relevant mandatory security protection obligations. In May 2017, the Cyberspace Administration of China issued a trail version of the Measures for the Security Review of Network Products and Services (for Trial Implementation), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Dividend Distribution. The principal regulations governing distribution of dividends paid by wholly foreign-invested enterprises include the PRC Company Law, promulgated in 1993 and amended in 2004, 2005, 2013 and 2018, and the New Foreign Investment Law and its Implementation Rules.

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable the PRC Enterprise Income Tax Law, or the New EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017 and on December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008 and amended on April 23, 2019. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the New EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

●     the primary location of the day-to-day operational management is in the PRC;

●     decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

●     the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●     50% or more of voting board members or senior executives habitually reside in the PRC.

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

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the Ministry of Finance and the SAT issued the Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, pursuant to which the pilot plan for the replacement of business tax with VAT was expanded to all regions and industries as of May 1, 2016. Live streaming revenues became subject to VAT from June 1, 2014, at a rate of 6%. Other revenues are subject to VAT for the years ended December 31, 2017, 2018 and 2019.

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

Labor Laws and Social Insurance

The principle laws that govern employment include:

●     Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009 and on December 29, 2018, respectively; and

●     Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012.

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

In addition, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated in October 28, 2010, effectively July 1, 2011 and amended on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Pursuant to the Reform Plan for Collection and Management System of National and Local Taxes released by General Office of the Communist Party of China and the State Council on July 20, 2018, all social insurance premiums, such as basic pension insurance premium, basic medical insurance premium, unemployment insurance premium, work-related injury insurance premium and maternity insurance premium, shall be collected uniformly by the relevant tax authorities starting from January 1, 2019.

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

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Counsel, Fangda Partners, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Select Market because (a) our PRC subsidiaries, Beijing Huanju Shidai and Guangzhou Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (c) there is no provision that clearly classifies the contractual arrangements among our PRC subsidiary, Beijing Huanju Shidai, our PRC consolidated affiliated entities and their shareholders as a transaction regulated by the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, we are also advised by our PRC counsel that there is uncertainty as to how this regulation will be interpreted or implemented.

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

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is unclear whether the authorities will conduct random audits of companies doing business in the EU, or act solely after complaints are filed claiming a violation of the GDPR. The lack of compliance standards and precedent, enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and adversely affect our business, financial condition, results of operations and prospects.

California Consumer Privacy Act – California, United States

The California Consumer Privacy Act, or CCPA, went into effect on January 1, 2020. The CCPA creates new transparency rules and individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase the likelihood and cost of data breach litigation. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts. As some other state and federal legislative and regulatory bodies are considering similar legislation on how to handle personal data, some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

Online Collection of Information from Children

The Children’s Online Privacy Protection Act of 1998, or COPPA, governs the online collection of personal information from children under the age of 13. Under COPPA, a website or online service that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting, using and/or disclosing personal information from any child (including, but not limited to, first and last name, home address, email address, telephone number, Social Security number, image or likeness, mobile device identifier or other persistent identifier that would permit the physical or online contacting of a specific individual).

Websites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The website operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must give parents the choice to determine whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third party advertising networks to use persistent identifiers to serve advertisements, those advertising networks must be informed that the site or service is directed towards children and the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against website operators to enforce the statute, and provides for penalties of up to US$42,530 per violation.

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

C. Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our variable interest entities and their principal subsidiaries:

(1)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chairman and chief executive officer and director, owns 97.7% of Beijing Tuda’s equity interests, and two individuals unaffiliated with us collectively own the remaining 2.3% of Beijing Tuda’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Beijing Tuda.”

(2)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Mr. David Xueling Li and Beijing Tuda own 0.5% and 99.0% of Guangzhou Huaduo’s equity interests, respectively, as of the date of this annual report. Mr. Jun Lei and two individuals unaffiliated with us collectively own the remaining 0.5% of Guangzhou Huaduo’s equity interests. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Huaduo.”
(3)	Bilin Online is our PRC consolidated affiliated entity. Mr. David Xueling Li and an individual unaffiliated with us owns 99.0% and 1.0% of Bilin Online’s equity interests, respectively, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Bilin Online.”
(4)	Each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue is our PRC consolidated affiliated entity, as of the date of this annual report. Two individuals from the senior management team of Bigo collectively own all equity interest of each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, respectively. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue.”
(5)	As of April 3, 2020, we owned 43.0% voting power in HUYA Inc. and no longer consolidate financial results of HUYA Inc., its subsidiaries and its PRC consolidated affiliated entities.
(6)	Duowan BVI is the limited partner of Engage L.P., and Guangzhou Huaduo is the limited partner of Shanghai Yilian and Guangzhou Yixing.
(7)	Sanrenxing is our PRC consolidated affiliated entity. Guangzhou Huaduo owns 46.55% of Sanrenxing’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Sanrenxing.”
(8)	Guangzhou BaiGuoYuan is our PRC consolidated affiliated entity. Mr. David Xueling Li and an individual from the senior management team of Bigo owns 99.9% and 0.1% of Guangzhou BaiGuoYuan’s equity interests, respectively, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou BaiGuoYuan.”
(9)	In March 2019, we completed the acquisition of the remaining 68.3% equity interest in Bigo from the other shareholders of Bigo. As of the date of this annual report, we hold 100% shares of Bigo, and Bigo is our wholly owned subsidiary.
(10)	Guangzhou Huya was our PRC consolidated affiliated entity that we no longer consolidate its financial results, commencing from April 3, 2020. Guangzhou Huaduo owns 99.01% of Guangzhou Huya’s equity interest, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions— Contractual Arrangements with Guangzhou Huya.”

D. Property, Equipment and Land Use Right

Our corporate headquarters is located in Panyu District, Guangzhou, China, which comprise 37,548 square meters. We acquired a building in Zhuhai in October 2017 as branch office, which comprises 27,206 square meters. As of the date of this annual report, we have leased office space with an aggregate area of 8,930 square meters within and outside China. In August 2015, we acquired the use right of a parcel of land located at Pazhou, Haizhu District, Guangzhou, China. We expect to use this land to support future development of our company. YY’s physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers.

Bigo’s corporate headquarters is located in Singapore. As of the date of this annual report, Bigo has leased office space with an aggregate area of 39,793 square meters, of which 19,874 square meters are in Guangzhou and the remainder in other cities within and outside China. Bigo’s physical servers are primarily hosted at internet data centers owned by major international internet data center providers hosted outside China.

Huya’s corporate headquarters is located in Guangzhou, China. As of the date of this annual report, Huya has leased office space with an aggregate area of 30,402 square meters, of which 22,701 square meters are in Guangzhou and the remainder in Zhuhai, Beijing and other cities within and outside China. Huya leases certain of its office premises from us under operating lease agreements. We no longer consolidate the operating results of Huya as a result of the share transfer to Tencent on April 3, 2020.

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

A.    Operating Results

Overview

We are a leading global social media platform, offering users around the world a uniquely engaging and immersive experience across various video-based content categories, such as live streaming, short-form videos and video communication. Our global average mobile monthly active users reached 485.2 million in the fourth quarter of 2019, of which over 78.8% came from overseas markets. In the fourth quarter of 2019, we had 158.9 million of average mobile monthly active users of global live streaming services and 115.3 million of average mobile monthly active users of global short-form video services.

With our pioneering business model in China, we have accumulated deep expertise in building and operating a vibrant video content ecosystem since our inception in 2005. Foreseeing the massive global opportunities, we began to expand overseas first by investing in Bigo, followed by the internationalization of YY Live and Huya, and by acquiring Bigo in March 2019.

Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic use of our platforms is currently free to attract traffic, we monetize our user base mainly through virtual tips for live streaming. We derive our revenues primarily from live streaming services, accounting for 92.0%, 94.4% and 93.9% of our total net revenues in 2017, 2018 and 2019, respectively. We have been exploring additional monetization opportunities and diversifying our revenue sources in order to capitalize on the large and highly engaged user base of our platforms. We generate other revenues mainly from advertising services, and to a lesser extent, our online game business, memberships and other services. Such other revenues accounted for 8.0%, 5.6% and 6.1% of our total net revenues in 2017, 2018 and 2019, respectively.

On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent. As a result of the closing of the share transfer, Tencent became the controlling shareholder of Huya and will consolidate financial statements of Huya. Starting from April 3, 2020, we no longer consolidate the operating results of Huya into our financial statements.

The COVID-19 outbreak may have negative impact on our results of operations, and the full extent of the impact will depend on future developments that are highly uncertain and cannot be predicted.

Discussion of Selected Statements of Operations Items

Revenues

Starting from the first quarter of 2018, we re-classified our revenues from live streaming, online games, revenues from memberships, and other revenues (which mainly represented revenues from our online advertising revenues) to the categories of live streaming and other revenues. The revenue presentation for the year ended December 31, 2016 and 2017 has been retrospectively adjusted. Our live streaming revenues are primarily comprised of revenues from YY Live, Huya and Bigo Live. Other revenues primarily include advertising revenues, and to a lesser extent revenues from online games, membership, online education, and financing income. As a result of the share transfer to Tencent on April 3, 2020, we no longer consolidate the results of operations of Huya.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented. Our revenues for the year ended December 31, 2019 include revenues generated by Bigo from March 4, 2019 to December 31, 2019.

	For the Year Ended December 31,
	2017		2018		2019
		% of total net		% of total net			% of total net
	RMB	revenues	RMB	revenues	RMB	US$	revenues
	(in thousands, except for percentages)
Live streaming	10,670,954	92.0	14,877,667	94.4	24,028,299	3,451,449	93.9
Others	923,838	8.0	885,890	5.6	1,547,905	222,343	6.1
Total net revenues (1)	11,594,792	100.0	15,763,557	100.0	25,576,204	3,673,792	100.0
(1)	Revenues are presented net of rebates and discounts.

Live streaming revenues. We generate live streaming revenues from the sales of in-channel virtual items used on our live streaming platforms. Users access content on our platforms free of charge, but are charged for purchases of virtual items.

The most significant factors that directly affect our live streaming revenues include the increase in the number of our paying users and ARPU. Our management regularly monitor these operating metrics, which are important and direct performance indicators, in managing our live streaming business and in making relevant operational and production decisions.

●     The number of paying users. Excluding Bigo's effects, we had 16.6 million, 19.8 million and 23.8 million paying users in 2017, 2018 and 2019, respectively for our live streaming services. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on our live streaming platforms at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a larger active user base and a higher conversion ratio of active users to paying users.

●     ARPU. Excluding Bigo's effects, our ARPU for live streaming was RMB643.2, RMB751.2 and RMB818.9 in 2017, 2018 and 2019, respectively. ARPU is calculated by dividing our total revenues from live streaming during a given period by the number of paying users for our live streaming services for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users.

Other significant factors that directly or indirectly affect our live streaming revenues include:

●     our ability to increase our popularity by offering new and attractive contents, products and services that allow us to monetize our live streaming platform;

●     our ability to attract and retain a large and engaged user base; and

●     our ability to attract and retain certain popular performers, channel owners, professional game playing team and commentators.

We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels.

Other revenues. We generate other revenues mainly from advertising services, and to a lesser extent, our online game business, memberships and other services.

(i)   Advertising revenues. Advertising revenues were generated from sales of various forms of advertising and provision of promotion campaigns on our live streaming platforms.

(ii)  Online games revenues. We generate online games revenues from the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platforms. Users play online games free of charge, but are charged for purchases of virtual items. The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play.

(iii) Membership revenues. We generated membership revenues from the membership subscription fees paid by our users. In our membership program, users pay a flat monthly subscription fee in order to become members, and in exchange, we give them access to various privileges and enhanced features on our channels, including additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons.

(iv) Others. We generated other revenues from our online education, e-commerce, and financing business. Online education service consists of vocational training, language training and K-12 afterschool education courses and we generated revenue from course fee. Our e-commerce business offers e-commerce service solutions for merchants based on our core live-streaming technology. We also generated revenues from financing business.

Cost of Revenues

Cost of revenues consists primarily of (i) revenue sharing fees and content costs including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salary and welfare, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges, and (ix) other costs. Our cost of revenues generally increased in the past three years ended December 31, 2019, primarily due to the growth and expansion of our businesses, including the consolidation of Bigo in 2019.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) goodwill impairment.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits and share-based compensation expenses for research and development personnel and rental expenses and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2019, due to the need for additional research and development personnel to accommodate the growth of our business, especially the increase in AI-focused research personnel supporting the build-up of our AI capabilities, as well as the consolidation of Bigo in 2019.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, (ii) amortization of intangible assets from business acquisition, and (iii) salary and welfare for sales and marketing personnel. Our sales and marketing expenses generally increased over the past three years ended December 31, 2019, primarily reflecting increased marketing and promotional activities as well as the consolidation of Bigo in 2019.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) impairment charge, and (iv) professional service fees. Our general and administrative expenses generally increased over the past three years ended December 31, 2019 as a result of our business growth and expansion including the consolidation of Bigo in 2019.

Goodwill Impairment

In December 2017, we have identified impairment indicator for a subsidiary. Based on the results of the impairment assessment, an impairment charge of RMB2.5 million for the subsidiary was recognized.

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Research and development expenses	122,348	225,173	505,697	72,639
Sales and marketing expenses	4,417	5,723	12,718	1,827
General and administrative expenses	88,137	342,790	348,479	50,056
Total	214,902	573,686	866,894	124,522

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

Operating Income

Gain on deconsolidation and disposal of subsidiaries and business

In February 2017, we disposed 46% the equity interest in Beijing Yunke Online, and recognized an income of RMB 38.0 million.

In December 2019, we disposed YY segment's online game business, and recognized an income of RMB82.7 million (US$11.9 million).

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

Singapore

According to the Development and Expansion Incentive, or the Incentive, pursuant to the provisions of Part IIIB of the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, corporations engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of not less than 5% for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable).

Bigo Singapore applied for the Incentive and received approval in October 2018. Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022, and will need to re-apply for the Incentive qualification renewal in 2023. Other subsidiaries incorporated in Singapore were subject to 17% of their taxable income.

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

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC is subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from our PRC subsidiaries and consolidated affiliated entities to us and our subsidiaries outside the PRC. In 2017, Guangzhou Huanju Shidai declared and distributed a cash dividend of part of its stand-alone 2014-2016 earnings, totaling to US$15 million, to its direct oversea parent company, Duowan BVI. As a result, Guangzhou Huanju Shidai paid a withholding tax in the amount of US$1.5 million in 2017. We do not have any present plan to pay out the retained earnings in the PRC subsidiaries and PRC consolidated affiliated entities in the foreseeable future. Accordingly, no further WHT has been accrued.

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to value added tax and related surcharges. Our live streaming revenues are subject to VAT at a rate of 6% for the years ended December 31, 2017, 2018 and 2019. Other revenues are subject to VAT at a rate of 6%, 9% or 13% for the years ended December 31, 2017, 2018 and 2019. We also subject to surcharges of VAT, which are calculated based on 12% of the VAT paid for the years ended December 31, 2017, 2018 and 2019. Business taxes and related surcharges during 2017, 2018 and 2019 were RMB48.4 million, RMB48.7 million and RMB68.5 million (US$9.8 million), respectively.

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

Live Streaming

We generate our live streaming revenue from sales of virtual items on our live streaming platforms. Our users can access the platforms and view the live streaming content for free. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with performers and talent agencies in accordance with their revenue sharing arrangements. Those performers who do not have revenue sharing arrangements with us are not entitled to any revenue sharing fee.

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

We may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as noble member program. Judgments are required as follow: 1) determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. Certain virtual items are provided to customers over time and have the same pattern of transfer to customers. We exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. In instances where standalone selling price is not directly observable as we do not sell the virtual item separately, we determine the standalone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation.

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

Online games revenues

We generate revenues from offering virtual items in online games developed by third parties or our self-developed online games to game players. Historically, the majority of online games revenues for the three years ended December 31, 2017, 2018 and 2019 were derived from third party-developed games.

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

Investments

ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. We adopted the new financial instruments accounting standard from January 1, 2018. Following the adoption of this guidance, accumulated fair value gain, amounting to RMB87.8 million, was reclassified from accumulated other comprehensive loss to retained earnings as of January 1, 2018.

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

A VIE is an entity in which we, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the VIEs’ economic performance, and also our obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang, Huya Technology, 100 Edu Technology, BaiGuoYuan Technology and Guangzhou Wangxing and ultimately we hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs. As a result of the share transfer to Tencent on April 3, 2020, we no longer consolidate the results of operations of Huya.

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

Share-based compensation

We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares, restricted share units of the Company, share option, restricted share units and ordinary shares of the Company’s subsidiaries granted to employees and non-employees. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 25 to our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, which are included elsewhere in this annual report on Form 20-F.

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

Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of JOYY on the Nasdaq Stock Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

We use the similar method in determining the fair value of share options granted by Huya prior to the completion of Huya’s initial public offering in 2018.

During the year ended December 31, 2019, we granted 438,100 share options to employees, pursuant to the 2011 Share Incentive Scheme.

Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of JOYY on the Nasdaq Stock Market.

The fair value of restricted share units of Huya is determined with reference to stock price of Huya on NYSE.

The following table sets forth certain information regarding the restricted share units of JOYY granted to our employees in 2017, 2018 and 2019 with share and per share information.

	Restricted Shares
	Unites	Fair Value Per Common
Grant Date	Granted	Share as of the Grant Date	Type/Methodology of Valuation
		(US$)
March 22, 2017	985,000	2.3470	Contemporaneous/Stock price
June 30, 2017	850,000	2.9350	Contemporaneous/Stock price
July 1, 2017	266,756	2.9350	Contemporaneous/Stock price
August 2, 2017	640,000	3.5600	Contemporaneous/Stock price
October 19, 2017	160,000	4.6385	Contemporaneous/Stock price
December 30, 2017	19,188,274	5.6530	Contemporaneous/Stock price
April 16, 2018	241,200	4.6470	Contemporaneous/Stock price
June 12, 2018	203,700	5.7420	Contemporaneous/Stock price
June 15, 2018	498,100	5.7390	Contemporaneous/Stock price
June 30, 2018	7,174,328	5.0235	Contemporaneous/Stock price
July 31, 2018	2,088,006	4.6615	Contemporaneous/Stock price
October 1, 2018	20,000	3.6305	Contemporaneous/Stock price
December 30, 2018	1,752,460	3.0300	Contemporaneous/Stock price
February 15, 2019	20,000	3.4380	Contemporaneous/Stock price
June 30, 2019	6,647,136	3.4845	Contemporaneous/Stock price
July 15, 2019	113,100	3.4010	Contemporaneous/Stock price
August 15, 2019	4,502,331	2.6305	Contemporaneous/Stock price
September 4, 2019	1,354,900	2.7850	Contemporaneous/Stock price
October 2, 2019	233,128	2.7730	Contemporaneous/Stock price
November 29, 2019	92,900	3.1895	Contemporaneous/Stock price
December 30, 2019	3,150,600	2.6890	Contemporaneous/Stock price

Restricted shares

In connection with the acquisition of Bigo in March 2019, we issued common shares to replace Bigo’s share incentive scheme.

In determining the fair value of restricted shares granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of JOYY on the Nasdaq Stock Market.

The following table sets forth certain information regarding the restricted shares of JOYY granted to our employees in 2019 with share and per share information.

	Restricted Shares	Fair Value Per Common
Replacement/ Grant Date	Granted	Share as of the Grant Date	Type/Methodology of Valuation
		(US$)
March 04, 2019	38,042,760	3.6020	Contemporaneous/Stock price
April 01, 2019	1,553,658	4.4150	Contemporaneous/Stock price
April 02, 2019	2,447,063	4.3245	Contemporaneous/Stock price
June 01, 2019	41,616	3.4225	Contemporaneous/Stock price
July 01, 2019	5,419,394	3.6355	Contemporaneous/Stock price
October 01, 2019	2,503,488	2.8580	Contemporaneous/Stock price
October 02, 2019	4,076,108	2.7730	Contemporaneous/Stock price

Acquisition

We apply the purchase method of accounting to account for our acquisitions. We determine the acquisition date based on the date at which all required licenses are transferred to us and we obtained control of the acquiree.

Purchase consideration generally consists of cash, contingent consideration and equity securities. In estimating the fair value of equity compensation, we consider both income and market approach and select the methodology that is most indicative of our fair value in an orderly transaction between market participants as of the measurement date. Under the market approach, we utilize publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value our equity securities. Under the income approach, we determine the fair value of our equity securities based on the estimated future cash flow discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk and the rate of return an outside investor would expect to earn. We base the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast using a terminal value based on the perpetuity growth model.

We estimated the fair value of acquired trademark using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. In terms of the fair value of the acquired user base, the excess earnings method was used. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. Our determination of the fair values of acquired trademark and user base acquired involved the use of estimates and assumptions related to revenue growth rates, royalty rates, discount rates and attrition rates.

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

We perform an impairment test in the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

We have performed an impairment test on the goodwill allocated to Bigo segment. The amount of goodwill allocated to the Bigo segment is RMB12.9 billion. When determining the fair value of the reporting unit subject to goodwill impairment test, we used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a future cash flow projection and an estimated terminal value. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting units’ operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. For example, our efforts to attract more paying users and increase the spending level of paying users may not be as successful as forecasted and therefore the actual revenue growth may not be as high as forecasted. Based on our assessment, the fair value of the Bigo segment slightly exceeded the carrying value of the reporting unit as of December 31, 2019. For details of the headroom, please refer to the consolidated financial statements included elsewhere in this annual report.

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

Impairment of investment, long-lived assets and intangible assets

The carrying amounts of investment, long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Impairment of investments of RMB43.2 million, RMB35.3 million and RMB62.3 million (US$9.0 million) was recognized for the year ended December 31, 2017, 2018 and 2019, respectively.

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

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2017, 2018 and 2019, a total valuation allowance of RMB135.5 million, RMB175.8 million and RMB722.3 million (US$103.8 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. We did not recognize any significant interest and penalties associated with tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2017, 2018 and 2019, we had no significant unrecognized uncertain tax positions.

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

Foreign currency

We use Renminbi as our reporting currency. The functional currency of our company and our subsidiaries, incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, Singapore, United States, India and Egypt is U.S. dollars, while the functional currency of the other entities is Renminbi, which is their respective local currency. In the consolidated financial statements, the financial information of our company and our subsidiaries which use U.S. dollars as their functional currency have been translated into Renminbi. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of operations and comprehensive income.

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

Convertible Bonds

We determine the appropriate accounting treatment of our convertible bonds in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, we may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in the statement of comprehensive income in the period in which they are incurred.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly since our inception, and our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance. Starting from April 3, 2020, we no longer consolidate the operating results of Huya into our financial statements.

	For the Year Ended December 31,
	2017		2018		2019
		% of total		% of total			% of total
	RMB	net revenues	RMB	net revenues	RMB	US$	net revenues
Total net revenues (1)(2)	11,594,792	100.0	15,763,557	100.0	25,576,204	3,673,792	100.0
Live streaming	10,670,954	92.0	14,877,667	94.4	24,028,299	3,451,449	93.9
Others	923,838	8.0	885,890	5.6	1,547,905	222,343	6.1
Cost of revenues	(7,026,402)	(60.6)	(10,017,134)	(63.5)	(17,148,350)	(2,463,206)	(67.0)
Gross profit	4,568,390	39.4	5,746,423	36.5	8,427,854	1,210,586	33.0
Research and development expenses	(781,886)	(6.7)	(1,192,052)	(7.6)	(2,535,482)	(364,199)	(9.9)
Sales and marketing expenses	(691,281)	(6.0)	(1,149,316)	(7.3)	(3,739,724)	(537,178)	(14.6)
General and administrative expenses	(544,641)	(4.7)	(883,225)	(5.6)	(1,489,495)	(213,953)	(5.8)
Goodwill impairment	(2,527)	—	—	—	—	—	—
Total operating expenses	(2,020,335)	(17.4)	(3,224,593)	(20.5)	(7,764,701)	(1,115,330)	(30.4)
Gain on deconsolidation and disposal of subsidiaries and business	37,989	0.3	—	—	82,699	11,879	0.3
Other income	113,187	1.0	117,860	0.7	322,103	46,267	1.3
Operating income	2,699,231	23.3	2,639,690	16.7	1,067,955	153,402	4.2
Gain on deemed disposal and disposal of investments	45,861	0.4	16,178	0.1	—	—	—
Fair value loss on derivative liabilities	—	—	(2,285,223)	(14.5)	(16,011)	(2,300)	(0.1)
Gain on fair value changes of investments	—	—	1,689,404	10.7	2,679,312	384,859	10.5
Foreign currency exchange (losses)/gains, net	(2,176)	—	(514)	—	9,796	1,407	—
Interest expense	(32,122)	(0.3)	(8,616)	(0.1)	(266,517)	(38,283)	(1.0)
Interest income and investment income	180,384	1.6	485,552	3.1	733,576	105,372	2.9
Other non-operating expense	—	—	(2,000)	—	—	—	—
Income before income tax expenses	2,891,178	24.9	2,534,471	16.1	4,208,111	604,457	16.5
Income tax expenses	(415,811)	(3.6)	(477,707)	(3.0)	(546,622)	(78,517)	(2.1)
Income before share of income in equity method investments, net of income taxes	2,475,367	21.3	2,056,764	13.0	3,661,489	525,940	14.3
Share of income in equity method investments, net of income taxes	33,024	0.3	58,933	0.4	38,540	5,536	0.2
Net income	2,508,391	21.6	2,115,697	13.4	3,700,029	531,476	14.5
Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(4,532)	—	(93,310)	(0.6)	254,794	36,599	1.0
Net income attributable to controlling interest of the Company	2,512,923	21.7	2,209,007	14.0	3,445,235	494,877	13.5
Less: Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	19,688	0.2	73,159	0.5	38,346	5,508	0.1
Cumulative dividend on subsidiary's Series A Preferred Shares	—	—	4,606	—	27,559	3,959	0.1
Deemed dividend to subsidiary's Series A Preferred Shareholders	—	—	489,284	3.1	—	—	—
Net income attributable to common shareholders of the Company	2,493,235	21.5	1,641,958	10.4	3,379,330	485,410	13.2

Notes:

(1)  Net of rebates and discounts.

(2)  From January 1, 2018, revenue presentation has been changed to live streaming and others. We also have retrospectively changed the revenue presentation for the year ended December 31, 2017.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenues. Our net revenues increased by 62.2% from RMB15,763.6 million in 2018 to RMB25,576.2 million (US$3,673.8 million) in 2019. This increase was primarily driven by the increase in live streaming revenues and the contribution from Bigo’s consolidation.

Live streaming revenues. Our live streaming revenues increased by 61.5% from RMB14,877.7 million in 2018 to RMB24,028.3 million (US$3,451.4 million) in 2019. The overall increase was primarily caused by (i) the continued live streaming revenues growth in YY and Huya segments, amounting to RMB4,588.9 million (US$659.2 million), driven by user growth; and (ii) the contribution from the consolidation of Bigo segment, amounting to RMB4,561.8 million (US$655.3 million).

Other revenues. Other revenues increased by 74.7% from RMB885.9 million in 2018 to RMB1,547.9 million (US$222.3 million) in 2019, primarily due to the increase in advertising revenues from Huya and Bigo.

Cost of revenues. Our cost of revenues increased by 71.2% from RMB10,017.1 million in 2018 to RMB17,148.4 million (US$2,463.2 million) in 2019. The increase was due in large part to an increase in our revenue sharing fees and content costs, which increased by 55.5% from RMB8,272.7 million in 2018 to RMB12,861.4 million (US$1,847.4 million) in 2019. This increase in revenue sharing fees and content costs was in line with the increase in live streaming revenues and mainly due to the consolidation of Bigo. Bandwidth costs increased 78.1% from RMB967.4 million in 2018 to RMB1,723.0 million (US$247.5 million) in 2019, as the overseas user base and time spent continued to expand following the consolidation of Bigo. Payment handling costs increased from RMB104.8 million in 2018 to RMB866.5 million (US$124.5 million) in 2019, primarily due to the consolidation of Bigo and the higher charge rate of overseas payment systems as we expanded our global operations.

Operating expenses. Our operating expenses increased by 140.8% from RMB3,224.6 million in 2018 to RMB7,764.7 million (US$1,115.3 million) in 2019, primarily due to an increase in sales and marketing expenses, particularly in relation to sales and marketing activities in both China and the overseas market, and research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, as well as general and administrative expenses. The increases in the expenses were also a result of the consolidation of Bigo in 2019.

Research and development expenses. Our research and development expenses increased by 112.7% from RMB1,192.1 million in 2018 to RMB2,535.5 million (US$364.2 million) in 2019. This increase was primarily due to the increase in salary of research and development staff by RMB973.0 million (US$139.8 million) and the increase in share-based compensation by RMB280.5 million (US$40.3 million) from 2018 to 2019, which were mainly related to the consolidation of Bigo, as well as increased spending on AI-related initiatives and personnel costs.

Sales and marketing expenses. Our sales and marketing expenses increased by 225.4% from RMB1,149.3 million in 2018 to RMB3,739.7 million (US$537.2 million) in 2019. This increase was primarily due to our increased efforts in sales and marketing activities in overseas markets and the impact of depreciation and amortization related to the consolidation of Bigo.

General and administrative expenses. Our general and administrative expenses increased by 68.6% from RMB883.2 million in 2018 to RMB1,489.5 million (US$214.0 million) in 2019. This increase was primarily due to the consolidation of Bigo by RMB331.5 million (US$47.6 million) and the impairment change by RMB148.5 million (US$21.3 million).

Foreign currency exchange gains (losses). We had net foreign currency exchange gains of RMB9.8 million (US$1.4 million) in 2019, compared to a net foreign currency exchange losses of RMB0.5 million in 2018.

Interest income and investment income. Our interest income and investment income increased from RMB485.6 million in 2018 to RMB733.6 million (US$105.4 million) in 2019. This increase was primarily due to the initial public offering in 2018 and the follow-on offering of HUYA Inc. in 2019, and the issuance of convertible senior notes in 2019.

Income tax expenses. We recorded income tax expenses of RMB546.6 million (US$78.5 million) in 2019 compared to RMB477.7 million in 2018. The effective tax rate in 2019 was significantly impacted by (i) the gain on fair value change of investment in Bigo of RMB2.7 billion as it was non-taxable for income tax purpose; and (ii) the profit (loss) structure and the different effective tax rates of YY, Huya and Bigo segments. Particularly, the Company was not receiving as much benefit from losses incurred by Bigo as a majority of Bigo’s business was subject to a low applicable tax rate in its jurisdiction.

Net income. As a result of the foregoing, we had a net income attributable to common shareholders of the Company of RMB3,379.3 million (US$485.4 million) in 2019 as compared to a net income attributable to common shareholders of the Company of RMB1,642.0 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues. Our net revenues increased by 36.0% from RMB11,594.8 million in 2017 to RMB15,763.6 million in 2018. This increase was primarily driven by the increase in live streaming revenues.

Live streaming revenues. Our live streaming revenues increased by 39.4% from RMB10,671.0 million in 2017 to RMB14,877.7 million in 2018. The overall increase was primarily caused by increases in the number of paying users from 16.6 million in 2017 to 19.8 million in 2018 and ARPU from RMB643.2 in 2017 to RMB751.2 in 2018. The increase in paying users were primarily due to (a) our ability to offer new and attractive products and services that allow us to monetize our platforms; (b) our ability to attract and retain a large and engaged user base through hosting an increasing number of events and activities; and (c) our ability to attract certain popular performers and channel owners.

Other revenues. Other revenues decreased by 4.1% to RMB885.9 million for 2018 from RMB923.8 million for 2017, primarily due to the decrease in online game revenue.

Cost of revenues. Our cost of revenues increased by 42.6% from RMB7,026.4 million in 2017 to RMB10,017.1 million in 2018. The increase in our cost of revenues was due in large part to an increase in our revenue sharing fees and content costs, which consist of the payments to performers, channel owners and content providers, which amounted to RMB8,272.7 million in 2018, representing a 44.4% increase from RMB5,727.1 million in 2017. This increase in revenue sharing fees and content costs was in line with the increase in live streaming revenues for both YY Live and Huya segments, respectively. Bandwidth costs increased 39.0% from RMB695.8 million in 2017 to RMB967.4 million in 2018, primarily reflecting the continued user base expansion and the video quality improvements.

Operating expenses. Our operating expenses increased by 59.6% from RMB2,020.3 million in 2017 to RMB3,224.6 million in 2018, primarily due to an increase in sales and marketing expenses, particularly in relation to sales and marketing activities in both China and the overseas market, and research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, as well as general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 52.5% from RMB781.9 million in 2017 to RMB1,192.1 million in 2018. This increase was primarily due to the increase in salary of research and development staff by RMB296.8 million and the increase in share-based compensation by RMB102.8 million.

Sales and marketing expenses. Our sales and marketing expenses increased by 66.3% from RMB691.3 million in 2017 to RMB1,149.3 million in 2018. This increase was primarily due to our efforts in sales and marketing activities in both China and the overseas market.

General and administrative expenses. Our general and administrative expenses increased by 62.2% from RMB544.6 million in 2017 to RMB883.2 million in 2018. This increase was primarily due to the increase in the share-based compensation from RMB88.1 million in 2017 to RMB342.8 million in 2018.

Foreign currency exchange gains (losses). We had net foreign currency exchange losses of RMB0.5 million in 2018, compared to a net foreign currency exchange losses of RMB2.2 million in 2017.

Interest income and investment income. Our interest income and investment income increased from RMB180.4 million in 2017 to RMB485.6 million in 2018. This increase was primarily due to the follow-on public offering in 2017 and the issuance of the Series B-2 Preferred Shares and initial public offering of HUYA Inc. in 2018.

Income tax expenses. We recorded income tax expenses of RMB477.7 million in 2018 compared to RMB415.8 million in 2017. This increase was primarily due to the higher income before income tax expenses recorded by certain of our PRC subsidiaries and consolidated affiliated entities. To a lesser extent, the income tax expense in 2018 was also impacted by (i) non-recurring fair value loss on derivative liabilities which was non-deductible for income tax purpose, and (ii) gain on fair value change of Bigo which was non-taxable for income tax purpose, both recorded during the second quarter of 2018.

Net income. As a result of the foregoing, we had a net income attributable to common shareholders of the Company of RMB1,642.0 million in 2018 as compared to a net income of RMB2,493.2 million in 2017.

Segment Revenues

The following table sets forth our revenues by segment for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Net Revenues:
YY	9,409,976	11,102,172	12,233,530	1,757,237
Huya	2,184,816	4,663,440	8,374,501	1,202,922
Bigo	N/A	N/A	4,968,316	713,654
Elimination	—	(2,055)	(143)	(21)

YY

2019 compared to 2018. YY revenues increased from RMB11,102.2 million in 2018 to RMB12,233.5 million (US$1,757.2 million) in 2019, primarily driven by the increase in the number of paying user on YY Live.

2018 compared to 2017. YY revenues increased from RMB9,410.0 million in 2017 to RMB11,102.2 million in 2018, primarily driven by the increase in the number of paying user on YY Live.

Huya

2019 compared to 2018. Huya revenues increased from RMB4,663.4 million in 2018 to RMB8,374.5 million (US$1,202.9 million) in 2019. This increase was mainly attributable to increase in lives streaming revenue, which is in turn driven by the increase in spending per paying user and the increase in the number of paying users on Huya.

2018 compared to 2017. Huya revenues increased from RMB2,184.8 million in 2017 to RMB4,663.4 million in 2018, primarily driven by increase in lives streaming revenues, which is in turn driven by the increase in spending per paying user and the increase in the number of paying users on Huya.

Bigo

After our acquisition of Bigo in March 2019, we consolidated its financial information into ours. Bigo revenues after this consolidation was RMB4,968.3 million (US$713.7 million) in 2019, which mainly included revenue from live streaming services.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment for the periods indicated:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Operating Costs and Expenses:
YY	(6,757,426)	(8,568,066)	(9,842,782)	(1,413,827)
Huya	(2,289,311)	(4,675,716)	(8,192,513)	(1,176,781)
Bigo	N/A	N/A	(6,877,899)	(987,948)
Elimination	N/A	2,055	143	21

YY

Operating costs and expenses of YY mainly consist of revenue sharing fees and content costs, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, impairment charge and other costs.

Cost of revenues

2019 compared to 2018. The cost of revenues of YY increased by 10.9% from RMB6,083.5 million in 2018 to RMB6,747.4 million (US$969.2 million) in 2019, which was in line with the increase in revenue.

2018 compared to 2017. The cost of revenues of YY increased by 19.4% from RMB5,096.5 million in 2017 to RMB6,083.5 million in 2018, which was in line with the increase in revenue.

Research and development expense

2019 compared to 2018. The research and development expenses of YY increased by 13.0% from RMB926.9 million in 2018 to RMB1,047.6 million (US$150.5 million) in 2019, primarily due to increase in staff related expenses for AI research and development personnel.

2018 compared to 2017. The research and development expenses of YY increased by 51.5% from RMB611.7 million in 2017 to RMB926.9 million in 2018, primarily due to increase in staff related expenses for research and development personnel.

Sales and marketing expenses

2019 compared to 2018. The sales and marketing expenses of YY increased by 29.1% from RMB962.2 million in 2018 to RMB1,242.5 million (US$178.5 million) in 2019, primarily due to global expansion.

2018 compared to 2017. The sales and marketing expenses of YY increased by 59.3% from RMB604.0 million in 2017 to RMB962.2 million in 2018, primarily due to our efforts in sales and marketing activities in both China and the overseas market .

General and administrative expense

2019 compared to 2018. The general and administrative expenses of YY increased by 35.2% from RMB595.5 million in 2018 to RMB805.2 million (US$115.7 million) in 2019, primarily due to increase in staff related expenses and impairment charge for financing business and equity investments.

2018 compared to 2017. The general and administrative expenses of YY increased by 34.5% from RMB442.6 million in 2017 to RMB595.5 million in 2018, primarily due to the increase in the share-based compensation.

Huya

Operating costs and expenses of Huya mainly consist of revenue sharing fees and content costs, bandwidth costs, marketing and promotion expenses, salaries and benefits and other costs.

Cost of revenues

2019 compared to 2018. The cost of revenues of Huya increased by 75.2% from RMB3,933.6 million in 2018 to RMB6,892.6 million (US$990.1 million) in 2019, primarily due to an increase in sales of virtual items on Huya's platform and its continued spending on content creators and e-sports content in both domestic and overseas markets.

2018 compared to 2017. The cost of revenues of Huya increased by 103.8% from RMB1,929.9 million in 2017 to RMB3,933.6 million in 2018, primarily due to an increase in sales of virtual items on Huya's platform and its continued spending on e-sports content and content creators .

Research and development expense

2019 compared to 2018. The research and development expenses of Huya increased by 91.9% from RMB265.2 million in 2018 to RMB508.7 million (US$73.1 million) in 2019, primarily due to the increase in headcount and average salary of research and development personnel as well as shared-based compensation expenses related to the share awards newly granted in 2019.

2018 compared to 2017. The research and development expenses of Huya increased by 55.8% from RMB170.2 million in 2017 to RMB265.2 million in 2018, primarily due to the increase in the salaries and welfare of research and development personnel as well as shared-based compensation expenses related to the share awards newly granted in 2018.

Sales and marketing expenses

2019 compared to 2018. The sales and marketing expenses of Huya increased by 131.7% from RMB189.2 million in 2018 to RMB438.4 million (US$63.0 million) in 2019, primarily due to the increased marketing expenses associated with the promotions for our products and brand name in both domestic and overseas markets, as well as increased personnel-related expenses.

2018 compared to 2017. The sales and marketing expenses of Huya increased by 116.8% from RMB87.3 million in 2017 to RMB189.2 million in 2018, primarily due to an increase in marketing and promotion expenses due to enhanced efforts in promoting our brand awareness, e-sport content, and cooperating with various marketing channels.

General and administrative expense

2019 compared to 2018. The general and administrative expenses of Huya increased by 22.6% from RMB287.7 million in 2018 to RMB352.8 million (US$50.7 million) in 2019, primarily due to the increase in personnel-related expenses.

2018 compared to 2017. The general and administrative expenses of Huya increased by 182.1% from RMB102.0 million in 2017 to RMB287.7 million in 2018, primarily due to the increase in share-based compensation expenses related to the share awards newly granted, as well as salaries and welfare of management personnel and professional fees.

Bigo

Operating costs and expenses of Bigo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, payment handling costs and other costs.

Cost of revenues. The cost of revenues of Bigo in 2019 after we consolidated Bigo's financial information was RMB3,508.5 million (US$504.0 million), which consisted primarily of (i) revenue sharing fees and content costs, (ii) bandwidth costs, (iii) payment handling cost, (iv) salary and welfare, (v) technical service fee, and (vi) depreciation and amortization expense for servers.

Research and development expenses. The research and development expenses of Bigo in 2019 after we consolidated Bigo's financial information were RMB979.2 million (US$140.6 million), which consisted primarily of salary and welfare, and share-based compensation for research and development personnel.

Sales and marketing expenses. The sales and marketing expenses of Bigo in 2019 after we consolidated Bigo's financial information were RMB2,058.8 million (US$295.7 million), which consisted primarily of advertising and market promotion expenses, and amortization of intangible assets from consolidation of Bigo.

General and administrative expenses. The general and administrative expenses of Bigo in 2019 after we consolidated Bigo's financial information were RMB331.5 million (US$47.6 million), which consisted primarily of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, and (iii) professional service fees.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements that are relevant to us are included in note 2(mm) to our audited consolidated financial statements, which are included in this annual report.

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations primarily through cash flows from operations, the proceeds from our follow-on offering in August 2017 and the proceeds from our convertible senior notes offering in June 2019. We expect to require cash to fund our ongoing operational needs, particularly our revenue sharing fees and content costs, salaries and benefits, bandwidth costs and potential acquisitions or strategic investments. We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

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

On February 17, 2017, we entered into a loan agreement with a bank, pursuant to which we borrowed a loan with a total principal amount of US$60 million. The annualized interest rate of the loan is 3-month LIBOR, accruing from draw-down. The first draw-down of US$45 million took place on March 21, 2017 and the second draw-down of US$15 million took place on March 30, 2017. The loan shall be repaid before February 9, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until February 23, 2018. On February 9, 2018, we fully repaid the loan.

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

In May 2018, HUYA Inc. successfully completed its initial public offering of 17,250,000 ADSs at a price of US$12.0 per ADS, including 2,250,000 ADSs offered pursuant to the underwriters' full exercise of their over-allotment options. Each HUYA Inc. ADS represents one Class A ordinary share of HUYA Inc. HUYA Inc. received net proceeds of US$190.1 million.

In June 2018, we invested US$272 million in the Series D round of financing of Bigo as the lead investor. We were then an existing shareholder of Bigo and had become its largest shareholder after the Series D financing.

On February 28, 2019, we entered into a facility agreement with Goldman Sachs Lending Partners LLC, or Goldman Sachs. Subject to the terms of this agreement, Goldman Sachs agreed to make available to us a U.S. dollar term loan facility in an aggregate amount of up to US$100.25 million. In March 2019, we borrowed a loan amounting to US$100.25 million under this facility agreement. As of April 2019, we have fully repaid such loan.

In March 2019, we completed the acquisition of the remaining 68.3% of equity interest in Bigo from the other shareholders of Bigo, including Mr. David Xueling Li, our chairman of the board of directors and chief executive officer. Pursuant to the agreement, we paid US$343.1 million in cash and resulted in issuance of 38,326,579 Class B common shares to Mr. David Xueling Li and 305,127,046 outstanding Class A common shares to Mr. David Xueling Li and other selling shareholders of Bigo.

In April 2019, HUYA Inc. successfully completed a follow-on public offering, issuing 13,600,000 ADSs at a price of US$24.00 per ADS. We, as a selling shareholder, participated in the follow-on public offering and offered 4,800,000 ADSs. Huya and we raised from such public offering approximately US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable.

In June 2019, we issued an aggregate of US$500.0 million convertible senior notes due in 2025 and an aggregate of US$500.0 million convertible senior notes due in 2026. The total net proceeds from the sale of the notes were US$982.4 million. The 2025 Notes will bear interest at a rate of 0.75% per year, and the 2026 Notes at a rate of 1.375% per year. Interest on the notes will accrue from, and including, June 24, 2019 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. On March 25, 2020, we announced a convertible notes repurchase plan under which we may repurchase up to an aggregate of US$200 million of the 2025 Notes and 2026 Notes over the next 12 months. We expect to fund repurchases made under this plan from our existing funds.

As of December 31, 2017, 2018 and 2019, we had RMB3,617.4 million, RMB6,004.2 million and RMB4,551.5 million (US$653.8 million) , respectively, in cash, cash equivalents and restricted cash.

As of December 31, 2019, our subsidiaries, VIEs, and VIE's subsidiaries located in the PRC held cash and cash equivalents in the amount of RMB2,156.5 million (US$309.8 million). Aggregate undistributed earnings and reserves of our subsidiaries, VIEs, and VIE's subsidiaries located in the PRC that are available for distribution to our company as of December 31, 2019 were RMB16,010.2 million (US$2,299.7 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	3,718,452	4,464,814	4,581,691	658,118
Net cash used in investing activities	(3,037,516)	(6,295,386)	(15,609,900)	(2,242,222)
Net cash provided by financing activities	1,392,525	4,167,270	9,469,906	1,360,268
Net increase in cash, cash equivalents and restricted cash	2,073,461	2,336,698	(1,558,303)	(223,836)
Cash, cash equivalents and restricted cash at the beginning of the year	1,579,743	3,617,432	6,004,231	862,454
Effect of exchange rates change on cash, cash equivalents and restricted cash	(35,772)	50,101	105,536	15,159
Cash, cash equivalents and restricted cash at the end of the year	3,617,432	6,004,231	4,551,464	653,777

Operating Activities

Net cash provided by operating activities consists primarily of our net income mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment and deferred taxes, and adjusted by changes in operating assets and liabilities, such as accounts receivable, prepayments and other assets, account payables, accrued liabilities and deferred revenue.

Net cash provided by operating activities amounted to RMB4,581.7 million (US$658.1 million) for the year ended December 31, 2019. In 2019, the difference between our net cash provided by operating activities and our net income of RMB3,700.0 million (US$531.5 million) was primarily due to an increase in accrued liabilities and other current liabilities of RMB1,369.6 million (US$196.7 million) as a result of an increase in accrued revenue sharing fees, accrued salaries and welfare, and accrued promotion expenses, a non-cash item adjustment in share-based compensation of RMB948.1 million (US$136.2 million), a non-cash item adjustment in amortization of acquired intangible assets of RMB717.8 million (US$103.1 million), partially offset by a non-cash item adjustment in gain on fair value change of investments of RMB2,679.3 million (US$384.9 million) and an increase in prepayments and other assets of RMB303.2 million (US$43.5 million).

Net cash provided by operating activities amounted to RMB4,464.8 million for the year ended December 31, 2018. In 2018, the difference between our net cash provided by operating activities and our net income of RMB2,115.7 million was primarily due to a non-cash item adjustment in fair value loss on derivative liabilities of RMB2,285.2 million, an increase in accrued liabilities and other current liabilities of RMB947.0 million as a result of an increase in accrued revenue sharing fees, a non-cash item adjustment in share-based compensation of RMB648.0 million, an increase in deferred revenue of RMB227.6 million, a non-cash item adjustment in depreciation of property and equipment of RMB151.0 million, partially offset by a non-cash item adjustment in gain on fair value change of investments of RMB1,689.4 million and an increase in prepayments and other assets of RMB380.8 million.

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

Net cash used in investing activities amounted to RMB15,609.9 million (US$2,242.2 million) in the year ended December 31, 2019. Net cash used in investing activities primarily resulted from the placements of short-term deposits of RMB18,253.0 million (US$2,621.9 million), the placements of short-term investments of RMB8,657.8 million (US$1,243.6 million), cash paid for certain acquisitions and strategic investments of RMB2,299.0 million (US$330.2 million), and payments of RMB779.4 million (US$112.0 million) to originate financing receivable, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of RMB14,036.1 million (US$2,016.2 million), principal collection from financing receivables of RMB1,489.1 million (US$213.9 million). The increase in cash used in investing activities was mainly due to the increase in investment in short-term deposits, short-term investments and acquisitions and strategic investments.

Net cash used in investing activities amounted to RMB6,295.4 million in the year ended December 31, 2018. Net cash used in investing activities primarily resulted from the placements of short-term deposits of RMB9,512.8 million, the placements of short-term investments of RMB3,505.1 million, the placements of long-term deposits of RMB1,000.0 million, payments of RMB334.0 million for the purchase of property and equipment, which mainly consisted of the purchase of servers, and cash paid for certain acquisitions and strategic investments of RMB2,402.8 million, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of RMB11,316.8 million. The increase in cash used in investing activities was mainly due to the increase in investment in short-term deposits, short-term investments, long-term deposits and acquisitions and strategic investments.

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

Financing Activities

Net cash provided by financing activities was RMB9,469.9 million (US$1,360.3 million) in 2019, primarily attributable to the proceeds of RMB6,209.6 million (US$892.0 million) from issuance of the Company’s issuance of convertible bonds, net of issuance costs, the proceeds of RMB2,110.7 million (US$303.2 million) from issuance of Huya’s common shares upon its follow-on public offering, net of issuance cost, the proceeds of RMB1,550.5 million (US$222.7 million) from bank borrowings, and RMB1,014.5 million (US$145.7 million) repayment of bank borrowings.

Net cash provided by financing activities was RMB4,167.3 million in 2018, primarily attributable to the proceeds of RMB2,919.1 million from issuance of Huya’s Series B-2 Preferred Shares, the proceeds of RMB1,207.7 million from issuance of Huya’s common shares upon its initial public offering, net of issuance cost, the proceeds of RMB691.6 million from bank borrowings, and RMB1,308.1 million repayment of bank borrowings.

Net cash provided by financing activities was RMB1,392.5 million in 2017, primarily attributable to capital contributions from mezzanine equity amounting to RMB509.5 million, the proceeds of RMB621.1 million from bank borrowings, the proceeds of RMB2,950.6 million from issuance of common shares, net of issuance cost and RMB2,753.6 million repayment of convertible bonds.

Capital Expenditures

We made capital expenditures of RMB497.7 million, RMB392.8 million and RMB1,224.5 million (US$175.9 million) in 2017, 2018 and 2019, respectively. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets.

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

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses increased in the past three years ended December 31, 2019, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We incurred RMB781.9 million, RMB1,192.1 million and RMB2,535.5 million (US$364.2 million) of research and development expenses in 2017, 2018 and 2019, respectively.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1‑2 years	3‑5 years	years
	(in thousands)
Operating lease commitments (1) (in RMB)	359,971	159,920	106,987	93,064	—
Capital commitment (2) (in RMB)	915,780	506,924	197,749	211,107	—
Convertible senior notes(3) (in US$)	1,065,313	10,625	10,625	31,875	1,012,188

(1)  Operating lease commitments refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods. Operating lease obligations presented in this table reflected undiscounted cash payments of both leases recognized as lease liabilities on the audited consolidated balance sheet and lease commitments not recognized as lease liabilities.

(2)  Capital commitment refers to capital expenditures related to properties and additional investments in equity investments.

(3)  Convertible senior notes refer to the 2025 Notes and the 2026 Notes issued in June 2019, The 2025 Notes will bear interest at a rate of 0.75% per year, and the 2026 Notes at a rate of 1.375% per year. Interest on the notes will accrue from, and including, June 24, 2019 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date.

Our operating lease obligations increased from December 31, 2018 to December 31, 2019 primarily because we entered into some new leases in 2019 and the consolidation of Bigo.

Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2019.

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

Directors and Executive Officers	Age	Position/Title
David Xueling Li	45	Chairman of the Board and Director, Chief Executive Officer
Qin Liu	47	Independent Director
Peter Andrew Schloss	59	Independent Director
Richard Weidong Ji	52	Independent Director
David Tang	65	Independent Director
Bing Jin	42	Chief Financial Officer
Ting Li	37	Chief Operating Officer
Pengjun Lu	39	Chief Technology Officer

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

Mr. Qin Liu has served as our director since June 2008. Mr. Liu has served as managing director of Morningside Venture Capital Limited, or MVCL, since June 2007 and Evolution Capital Management Limited, or ECML, since August 2018. MVCL and ECML provide advisory service to various funds and Mr. Liu has served as a director in both public and non-public portfolio companies of such funds. Prior to that, Mr. Liu served in various roles, including as a business development director for investment at Morningside IT Management Services (Shanghai) Co., Ltd. Mr. Liu has also served as a director of Xiaomi Corporation (HKSE: 01810) since May 2010. Mr. Liu received a bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993, and a master’s degree in business administration from China Europe International Business School in April 2000.

Mr. Peter Andrew Schloss has served as our independent director since November 2012. Mr. Schloss is managing director and CEO of CastleHill Partners . He is also an independent director and audit committee chairman of Bright Scholar Education Holdings (NYSE: BEDU). Previously Mr. Schloss was an independent director and audit committee chairman of Giant Interactive Group Inc., and an independent director of Zhaopin Limited. From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and wireless provider of live and on-demand sports programs in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor’s degree in political science and a juris doctor degree from Tulane University.

Mr. Richard Weidong Ji has served as our independent director since May 2013. Mr. Ji is the cofounder and managing partner of All-Stars Investment Limited, which focuses on investing in Internet technology leaders, such as Didi, SenseTime, Lufax, Xiaomi and Grab. From 2005 to 2012, Mr. Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top internet analysts covering the Chinese internet according to the Institutional Investor and Greenwich Associates' annual surveys. Over Mr. Ji's career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a doctor of sciences degree from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China.

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

B.    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB28.8 million (US$4.1 million) in cash, including salaries and bonuses, to our directors and executive officers. For details on the share incentive grants to our directors and officers, see “—Share Incentive Plans.” For the fiscal year ended December 31, 2019, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by PRC laws in an aggregate amount of RMB0.4 million (US$0.06 million). We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2019.

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

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2009 Scheme, the 2011 Plan and the 2019 Arrangement. The purpose of these share incentive plans is to attract and retain personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance.

As of March 31, 2020, options to purchase 10,307,400 common shares, 37,126,854 restricted shares and 42,730,079 restricted share units were outstanding under the 2009 Scheme, the 2011 Plan and the 2019 Arrangement.

2009 Employee Equity Incentive Scheme

We adopted the 2009 Scheme in December 2009. In September 2011, YY Inc. assumed all the rights and obligations of Duowan Entertainment Corporation under all share-based compensation previously issued by Duowan Entertainment Corporation, including under the relevant award agreement and under the 2009 Scheme, if applicable, and undertook to issue its own common shares upon the exercise of any share-based compensation awards previously issued by Duowan Entertainment Corporation, subject to compliance with the terms and conditions of the relevant award agreements and the 2009 Scheme, if applicable. The 2009 Scheme expired in December 2019. No further awards will be granted under the 2009 Scheme and the provisions under the 2009 Scheme will remain in effect to the extent necessary to effect the exercise of any options granted prior to the expiration or otherwise as may be required in accordance with the 2009 Scheme.

Under the 2009 Scheme, the maximum number of shares in respect of which options or restricted shares may be granted is 120,020,001.

The following paragraphs summarize the terms of the 2009 Scheme.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2009 Scheme.

●     Options. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

●     Restricted Shares. A restricted share award is the grant of our common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

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

The following paragraphs summarize the terms of the 2011 Plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2011 Plan.

●	Options. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

●	Restricted Shares. A restricted share award is the grant of our common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
●	Restricted Share Units. A restricted share unit award is the grant of the right to receive a common share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.

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

2019 Share Incentive Awards Arrangement

We adopted the 2019 Arrangement in March 2019, pursuant to which we can offer share-based awards to employees of Bigo. The 2019 Arrangement reserved 65,922,045 Class A common shares for incentive awards to be granted.

In the event of any dividend, share split, combination or exchange of common shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to our shareholders, or any other change affecting the shares of common shares or the share price of a common share, the board of directors shall make such proportionate adjustments, if any, as the board of directors in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the 2019 Arrangement; (b) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding awards under the 2019 Arrangement.

Grants of Options

The following table summarizes, as of March 31, 2020, the outstanding options granted to our executive officers, directors and other individuals as a group under the 2011 Plan.

	Common Shares
	Underlying	Exercise Price
	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Ting Li	*	4.7025	June 30, 2018	June 30, 2026
	*	3.5350	June 30, 2018	June 30, 2025
	*	3.5350	June 30, 2019	June 30, 2025
Bing Jin	*	4.7025	July 20, 2018	June 30, 2026
	*	3.5350	July 20, 2018	June 30, 2024
	*	3.5350	July 20, 2018	August 2, 2023
Total	*
*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

Grants of Restricted Shares

The following table summarizes, as of March 31, 2020, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group under the 2009 Scheme, the 2011 Plan and the 2019 Arrangement.

Common Shares Underlying
Name	Restricted Shares Granted	Date of Grant
Other Individuals as a Group	*	January 1, 2010 to January 1, 2011
	22,505,365	March 04, 2019
	*	April 1, 2019 to April 30, 2019
	*	June 1, 2019 to June 30, 2019
	*	July 1, 2019 to July 30, 2019
	*	October 1, 2019 to October 31, 2019
Total	37,126,854
*	The aggregate number of common shares underlying the outstanding restricted shares held by each of these individuals is less than 1% of our total outstanding shares.

Grants of Restricted Share Units

The following table summarizes, as of March 31, 2020, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 Scheme and the 2011 Plan.

Common Shares Underlying Restricted
Name	Share Units Granted	Date of Grant
David Xueling Li	*	April 30, 2013

	*	June 20, 2014

Peter Andrew Schloss	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Richard Weidong Ji	*	May 23, 2013

	*	June 16, 2014

David Tang	*	May 23, 2013

	*	June 16, 2014

Qin Liu	*	August 6, 2015

Ting Li	*	April 30, 2013

	*	June 20, 2014

	*	July 1, 2015

	*	June 30, 2018

	*	June 30, 2019

Bing Jin	*	August 2, 2017

Pengjun Lu	*	June 30, 2018

	*	June 30, 2019

Other Individuals as a Group	34,753,620	January 1, 2011 to March 31, 2020
Total	42,730,079
*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

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

Committees of the Board of Directors

We have established an audit committee, a compensation committee, a corporate governance and nominating committee and an investment committee under the board of directors. We have adopted a charter for each of the audit committee, compensation committee and the corporate governance and nominating committee. Each committee's members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Peter Andrew Schloss, Mr. David Tang and Mr. Richard Weidong Ji, and is chaired by Mr. Schloss. We have determined that each of Mr. Schloss, Mr. Tang and Mr. Ji satisfies the "independence" requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Select Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Schloss qualifies as an "audit committee financial expert." The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. David Xueling Li and Mr. David Tang, and is chaired by Mr. David Xueling Li. We have determined that Mr. Tang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Select Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
●	approving and overseeing the total compensation package for our executives other than the three most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board with respect to it;
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Corporate Governance and Nominating Committee. Our nominating committee consists of Mr. David Tang, Mr. Qin Liu and Mr. Peter Andrew Schloss, and is chaired by Mr. Tang. We have determined that each of Mr. Tang and Mr. Schloss satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Global Select Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D.    Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2019:

Functions	Number of Employees	Percentage
Customer services and operations	4,210	45%
Research and development	3,946	43%
Sales and marketing	446	5%
General and administration	671	7%
Total	9,273	100%

We had a total of 3,336, 4,325 and 9,273 employees as of December 31, 2017, 2018 and 2019, respectively.

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

E.    Share Ownership

Class A Common Shares

As of March 31, 2020, we had 1,247,848,466 Class A common shares outstanding (excluding 55,422,958 outstanding restricted shares and treasury Class A common shares held by entities controlled by us).

Class B Common Shares

As of March 31, 2020, we had 326,509,555 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2020, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2020, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 1,247,848,466 Class A common shares outstanding (excluding 55,422,958 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares as of March 31, 2020.

Total
	Class A Common Shares	Class B Common Shares	Total Common Shares		Voting
	Beneficially Owned(1)	Beneficially Owned(2)	Beneficially Owned		Power(5)
	Number	Number	Number(3)	%(4)%
Directors and Executive Officers:*
David Xueling Li(6)	160,505,284	203,768,062	364,273,346	23.1	75.8
Qin Liu	**	—	**	**	**
Peter Andrew Schloss	**	—	**	**	—
Richard Weidong Ji	**	—	**	**	**
David Tang	**	—	**	**	—
Bing Jin	**	—	**	**	—
Ting Li	**	—	**	**	**
Pengjun Lu	—	—	—	—	—
All directors and executive officers as a group	179,326,629	203,768,062	383,094,691	24.2	76.2
Principal Shareholders:
Top Brand Holdings Limited (7)	—	122,741,483	122,741,483	7.8	—
YYME Limited (8)	156,340,804	203,768,062	360,108,866	22.9	48.6

Notes:

*      Except for Mr. Peter Andrew Schloss, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Qin Liu, the business address of our directors and executive officers is c/o Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC. The business address of Mr. Qin Liu is Suite 905-6, 9th Floor, ICBC Tower, Three Garden Road, Hong Kong. The business address of Mr. Peter Andrew Schloss is 602 Silver Tower, No. 2 Dong San Huan Bei Lu, Chaoyang District, Beijing 100027, PRC. The business address of Mr. Richard Weidong Ji is Suite 2103, Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The business address of Mr. David Tang is Room 710, Office Tower II, China World Trade Centre, No.1 Jianguomenwai Avenue, Beijing 100004, PRC.

**    The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2020, by the sum of (i) 1,247,848,466, which is the total number of Class A common shares outstanding as of March 31, 2020 (excluding 55,422,958 outstanding restricted shares and treasury Class A common shares held by entities controlled by us), and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days after March 31, 2020.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 326,509,555, being the total number of Class B common shares outstanding as of March 31, 2020.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2020.

(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.
(6)	Representing (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will become vested within 60 days of March 31, 2020. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares as of March 31, 2020, delegated the voting rights of such shares to Mr. David Xueling Li.
(7)	Representing 122,741,483 Class B common held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 122,741,483 Class B common were delegated to Mr. David Xueling Li in August 2016. The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC.
(8)	Representing (i) 156,340,804 Class A common shares and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, and (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly owned by YYME Limited. The business address of YYME Limited is c/o David Xueling Li, Building B-1, North Block of Wanda Plaza No. 79 Wanbo Er Road Nancun Town, Panyu District, Guangzhou, 511442, PRC.

As of March 31, 2020, 1,574,358,021 of our common shares were issued and outstanding, including 326,509,555 Class B common shares and 1,247,848,466 Class A common shares (excluding 55,422,958 outstanding restricted shares and treasury Class A common shares held by entities controlled by us). Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2020, none of our total outstanding shares were held by record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Agreements" for a description of the employment agreements we have entered into with our senior executive officers.

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

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Contractual Arrangements

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our platforms. To comply with these restrictions, we conduct our operations primarily through Beijing Huanju Shidai's contractual arrangements with Beijing Tuda, Guangzhou Huaduo and their respective shareholders. There is also a similar contractual arrangement among Bilin Changxiang, Bilin Online and its shareholders. Similarly, we operate Huya platform through contractual arrangement among Huya Technology, Guangzhou Huya and its shareholders. Furthermore, we operate Bigo platform through contractual arrangement among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its shareholders, as well as the contractual arrangements among Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and their shareholders.

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

Contractual Arrangements with Guangzhou Huaduo

In 2017, 2018 and 2019, we received service fees of RMB279.8 million, RMB313.1 million and RMB476.5 million (US$68.4 million) from Guangzhou Huaduo, respectively. The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and the shareholders of Guangzhou Huaduo.

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

Contractual Arrangements with Bilin Online

In August 2015, we acquired Bilin business, a mobile instant communication application and its relevant business line, by purchasing 55.05% of the equity interests in its holding company BiLin Cayman Islands. In March 2018, we acquired the remaining 44.95% of the equity interests in BiLin Cayman Islands. The Bilin entities had a complete VIE structure. Upon the consummation of the acquisition, Bilin Changxiang, Bilin Online and its shareholder entered into a series of agreements, which is similar to the contractual arrangements with Beijing Tuda and Guangzhou Huaduo, to reestablish the VIE structure. The agreements and related instruments include an Exclusive Business Cooperation Agreement, a Powers of Attorney, an Exclusive Option Agreement, an Exclusive Assets Purchase Agreement, and an Equity Interest Pledge Agreement. This arrangement ensures the transfer of economic benefits to us, and our effective control over Bilin Online. In 2019, we received service fees of RMB6.0 million (US$0.9 million) from Bilin Online.

Contractual Arrangements with Guangzhou Huya

In 2018 and 2019, we received service fees of RMB420.2 million and RMB941.0 million (US$135.2 million) from Guangzhou Huya, respectively. The following is a summary of the currently effective contracts among our subsidiary, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya.

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

Contractual Arrangements with Guangzhou BaiGuoYuan

In 2019, we received service fees of RMB 419.7 million (US$60.3 million) from Guangzhou BaiGuoYuan. The following is a summary of the currently effective contracts among our subsidiary, Guangzhou BaiGuoYuan Information Technology Co., Ltd., or BaiGuoYuan Technology, our PRC consolidated affiliated entity, Guangzhou BaiGuoYuan Network Technology Co., Ltd., or Guangzhou BaiGuoYuan, and the shareholders of Guangzhou BaiGuoYuan.

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

Contractual Arrangements with Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue

The following is a summary of the currently effective contracts among our subsidiary, Guangzhou Wangxing Information Technology Co., Ltd., or Guangzhou Wangxing, our PRC consolidated affiliated entity, Chengdu Yunbu Internet Technology Co., Ltd., or Chengdu Yunbu, Chengdu Luota Internet Technology Co., Ltd., or Chengdu Luota, and Chengdu Jiyue Internet Technology Co., Ltd., or Chengdu Jiyue and their shareholders.

Agreements that transfer economic benefits to us

Exclusive Business Cooperation Agreement

On July 31, 2019, Guangzhou Wangxing entered into an exclusive business cooperation agreement respectively with Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. Under the exclusive business cooperation agreement, Guangzhou Wangxing has the exclusive right to provide Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue with technology support, business support and consulting services related to their businesses, the scope of which is to be determined by Guangzhou Wangxing from time to time. Guangzhou Wangxing owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue to Guangzhou Wangxing shall be paid quarterly, and the amount is up to 100% of the quarterly net profit of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue after deducting the operating costs, taxes, and reasonable profits according to PRC tax principles and practices. The term of this agreement is in perpetuity from the execution date of this agreement, unless otherwise decided by Guangzhou Wangxing.

Agreements that provide us effective control over Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue

Shareholder Voting Rights Proxy Agreement

On July 31, 2019, Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue respectively entered into a voting rights proxy agreement. Under the voting rights proxy agreement, each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue irrevocably executed a power of attorney and appointed Guangzhou Wangxing or its designated representatives as its attorney-in-fact to exercise such shareholders' rights in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, including, without limitation, the power to vote on its behalf on all matters of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue requiring shareholder approval under PRC laws and regulations and the articles of association and their amendments from time to time of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and rights to information relating to all business aspects of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. The term of this agreement is in perpetuity from the execution date of this agreement, unless otherwise agreed upon by Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue.

Equity Interest Pledge Agreement

On July 31, 2019, Guangzhou Wangxing entered into an equity interest pledge agreement respectively with, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and the each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. Pursuant to the equity interest pledge agreement, the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue have pledged all of their equity interests in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue to Guangzhou Wangxing to guarantee the performance by Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and their shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive asset purchase agreement and shareholder voting rights proxy agreement. If Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue or their shareholders breach their contractual obligations under those agreements, Guangzhou Wangxing, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are recorded in the registry of shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and will remain effective until Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and the each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue have fully performed their obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive asset purchase agreement, shareholder voting rights proxy agreement and equity interest pledge agreement.

Agreement that provide us with the option to purchase the equity interests in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue

Exclusive Option Agreement

On July 31, 2019, Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue respectively entered into an exclusive option agreement. Under the exclusive option agreement, each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue irrevocably granted Guangzhou Wangxing or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his/her equity interests in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. Guangzhou Wangxing or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Guangzhou Wangxing's prior written consent, shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue shall not, by any means, sell, transfer, mortgage or otherwise dispose or create any encumbrance on the pledged equity interests in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. The term of this agreement is in perpetuity from the execution date of this agreement, unless the agreement is terminated by Guangzhou Wangxing upon thirty (30) days written notice to the other parties.

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

Transactions with Affiliates

Guangzhou Huaduo holds 40% equity interest in Zhuhai Daren. Guangzhou Huaduo and Zhuhai Daren had entered into a series of cooperation agreements, under which Guangzhou Huaduo and Zhuhai Daren agreed to cooperate with respect to the operation of certain online games developed by Zhuhai Daren. In the years ended December 31, 2017, 2018 and 2019, the aggregate online game revenues shared from Zhuhai Daren was RMB30.5 million, RMB21.8 million and RMB0.1 million (US$0.01 million), respectively.

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Sunhongs Corp., Ltd (formerly named as Guangzhou Shanghang Information Technical Co., Ltd.), or Guangzhou Sunhongs, entered into certain server co-location agreements, under which Guangzhou Sunhongs provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Sunhongs entered into two content delivery network acceleration service agreements, under which Guangzhou Sunhongs provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Sunhongs is 19.5% owned by Mr. Jun Lei, our major shareholder and 5.1% owned by Shanghai Yilian, respectively. In the years ended December 31, 2017, 2018 and 2019, the bandwidth service that Guangzhou Huaduo received from Guangzhou Sunhongs amounted to RMB92.1 million, RMB103.4 million and RMB116.0 million (US$16.7 million), respectively.

In November 2013 and March 2014, Guangzhou Huaduo invested RMB7.0 million and RMB15.0 million respectively, in Guangzhou Kuyou Information Technology Co., Ltd., or Guangzhou Kuyou, subsequent to which, Guangzhou Huaduo held 20% equity interest in Guangzhou Kuyou. In 2014, Guangzhou Huaduo and Guangzhou Kuyou entered into a series of cooperation agreements, under which Guangzhou Huaduo and Guangzhou Kuyou agreed to cooperate with respect to the exclusive operation of certain online games developed by Guangzhou Kuyou. Guangzhou Huaduo and Shanghai Jiazuo Internet and Technology Co., Ltd., or Shanghai Jiazuo, which is the wholly owned subsidiary of Guangzhou Kuyou, entered into similar series of cooperation agreements in 2015. The percentage of equity interest held by Guangzhou Huaduo in Guangzhou Kuyou is 12.3% as of December 31, 2019. The aggregate online game revenues shared from Guangzhou Kuyou and Shanghai Jiazuo was RMB25.6 million, RMB5.0 million and RMB1.3 million (US$0.2 million) in 2017, 2018 and 2019, respectively.

In October 2014, we entered into an agreement to inject our free voice-over IP service, Weihui, into Bigo Inc. or Bigo, a company then controlled by Mr. David Xueling Li. Following three series of capital injection from other investors of Bigo in 2015, 2017 and 2018, including Mr. Li, we retained a 31.7% ownership stake in Bigo. In March 2019, we completed the acquisition of the remaining 68.3% equity interest in Bigo from the other shareholders of Bigo, and Bigo became our wholly owned subsidiary. We had paid daily operating expenses of 28.4 million, RMB15.0 million and RMB0.2 million (US$0.03 million) on behalf of Bigo in 2017, 2018 and January 2019 to February 2019, respectively. Besides, Bigo borrowed RMB188.0 million and RMB170.0 million (US$24.4 million) from Guangzhou Huaduo in 2018 and January 2019 to February 2019, respectively. Bigo became a subsidiary of us on March 4, 2019. Therefore, Bigo ceased to be a related party of us since March 4, 2019.

See Note 27 to our financial statements for further information about our related party transactions.

Registration Rights Agreement with Huya

On April 3, 2020, Huya and we entered into a registration rights agreement. Under the agreement, Huya have granted us certain registration rights, including:

●	Demand registration rights. So long as we hold 25% or more of the voting power of Huya outstanding shares, we have the right to request us effect a registration for their shares. Huya is not obligated to effect more than two demand registrations that have been declared and ordered effective.
●	Form F-3 registration rights. If Huya qualifies for registration on Form F-3, we may request Huya to file a registration statement on Form F-3. Huya is not obligated to effect more than six registration statements on Form F-3 that have been declared and ordered effective.
●	Piggyback registration rights. If Huya proposes to file a registration statement for a public offering of its securities, it must afford us an opportunity to participate in that offering. Huya has the right to terminate or withdraw any registration initiated by it under the piggyback registration rights prior to the effectiveness of such registration.

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

ITEM 8.               FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in an amount of RMB100 million. In 2017, Guangzhou Intellectual Property Court ordered us to compensate NetEase in an amount of RMB20.0 million. In December 2019, the Higher People’s Court of Guangdong Province rejected the appeal of NetEase and us, and upheld the judgement of the Guangzhou Intellectual Property Court. We may apply for adjudication supervision from the Supreme People’s Court of PRC against the judgement. In 2019, we were involved in a few cases, each naming Huya as a defendant, relating to unfair competition in live streaming hosts recruitment conducts. In April 2020, local court passed a first-instance judgment on one of such unfair competition cases. The court held that Huya's recruitment conducts did not constitute unfair competition and rejected all claims of the plaintiff. Such judgment is still subject to appeal, if any. Starting from April 3, 2020, we no longer consolidate the operating results of Huya.

Apart from the aforesaid lawsuit, we are not currently a party to any pending material litigation or other material legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

Dividend Policy

We have not paid dividend in the past.

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

B.    Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

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

All of our issued and outstanding common shares are fully paid and non-assessable. Certificates representing our common shares are issued in the registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares.

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

Voting Rights

In respect of all matters requiring a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes, voting together as one class. At any shareholders’ meeting, and subject to the voting rights attached to our Class A common shares and Class B common shares as described in this paragraph, on a show of hands, every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote and on a poll, every shareholder present in person or by proxy, or in the case of a shareholder being a corporation, by its duly authorized representative shall have one vote for each fully paid share of which such shareholder is the holder.

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

Conversion

Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer, sale, pledge, assignment or disposition of Class B common shares by a holder to any person or entity which is not an affiliate of such holder and which is not any of our founders or any affiliates of our founders, such Class B common shares shall be automatically and immediately converted into the equivalent number of Class A common shares. In addition, if at any time, Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao and their affiliates collectively beneficially own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share will be automatically and immediately converted into one Class A common share, and we will not issue any Class B common shares thereafter. Furthermore, if at any time more than 50% of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share will be automatically and immediately converted into one Class A common share.

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

Subject to applicable laws and our memorandum and articles of association, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of that class. All the provisions of our articles of association relating to general meetings shall, mutatis mutandis, apply, but so that:

●	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of our board of directors, or (ii) a majority of our board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Our articles of association does not give any shareholder(s) the right to call a class or series meeting;
●	the necessary quorum shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;
●	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and
●	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our memorandum of association to:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;
●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;
●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and
●	divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

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

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of share;
●	the instrument of transfer is properly stamped (in circumstances where stamping is required); and
●	fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that no such sale shall be made unless:

●	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;
●	we have not during that time received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and
●	we, if so required by the rules of the Nasdaq Global Select Market, have given notice to, and caused an advertisement to be published in newspapers in accordance with such applicable rules giving notice of our intention to sell these shares, and a period of three months (or such shorter period as permitted under the applicable rules) has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences Between the Law of Different Jurisdictions

The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, cost and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association. Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Memorandum and Articles of Association do not allow our shareholders to approve matters to be determined at shareholders' meetings by way of written resolutions without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association do not allow our shareholders to requisition an extraordinary general meeting of our shareholders and do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as a common practice in the Cayman Islands, and our company has made no provisions in our Memorandum and Articles of Association to allow cumulative voting for such elections. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, a director may be removed by a special resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of that class. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law and our Memorandum and Articles of Association, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association which require our company to disclose shareholder ownership above any particular ownership threshold.

Exempted Company. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of taxation on profits, capital gains or inheritance (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands. Our holding company indirectly holds 100% of the equity interests in our PRC subsidiaries. Our business operations are principally conducted through our PRC subsidiaries and our PRC consolidated affiliated entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

If the PRC tax authorities determine that JOYY Inc., our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares by a U.S. holder (as defined below) that holds our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their particular circumstances, including holders subject to special tax rules (for example, banks and other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, real estate investment trusts, regulated investment companies, traders in securities that have elected the mark-to-market method of accounting for their securities, certain former U.S. citizens or long-term residents, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or Class A common shares pursuant to the exercise of any employee share option or otherwise as compensation, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A common shares as a result of such income being recognized on an applicable financial statement, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations, Medicare tax, the alternative minimum tax or any non-income tax (such as the United States federal estate or gift tax) considerations. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or Class A common shares.

General

For purposes of this summary, a “U.S. holder” is a beneficial owner of our ADSs or Class A common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A common shares and partners in such partnerships are urged to consult their tax advisors regarding the ownership and disposition of our ADSs or Class A common shares.

It is generally expected that a holder of ADSs should be treated, for United States federal income tax purposes, as the beneficial owner of the Class A common shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Predicated upon such treatment, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based on the market price of our ADSs and the composition of assets (in particular, the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019, and no assurances can be given with respect to our PFIC status for our current taxable year ending December 31, 2020 or any future taxable year.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A common shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. holder makes a taxable “deemed sale” election that may allow the U.S. holder to eliminate the continuing PFIC status under certain circumstances.

The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any taxes withheld) paid on our ADSs or Class A common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty. Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our Class A common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and no assurances can be given with respect to our PFIC status for our current taxable year ending December 31, 2020. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A common shares in their particular circumstances.

Dividends received on the ADSs or Class A common shares are not expected to be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisor regarding the rate of tax that will apply to such holder with respect to dividend distributions, if any, received from us.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A common shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term if the ADSs or Class A common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. Each U.S. holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and no assurances can be given with respect to our PFIC status for our current taxable year ending December 31, 2020. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A common shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. Each U.S. holder is advised to consult its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange or market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

If a U.S. holder owns our ADSs or Class A common shares during any taxable year that we are a PFIC, such holder is required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

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

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We are exposed to foreign exchange risks arising from various currency exposures. While a majority of our revenues and expenses are denominated in RMB, some of our expenses and revenues are dominated in various foreign currencies. We have used derivative financial instruments including the forward exchange contracts to hedge our exposure to foreign currency risks. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2019, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$229.2 million, US$1,759.0 million, US$0.3 million and US$1.2 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2019 would result in a decrease of RMB159.9 million in cash and cash equivalents, RMB1,227.1 million in short-term deposits, RMB0.2 million in restricted short-term deposits and RMB0.8 million in short-term investments. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2019 would result in an increase of RMB159.9 million in cash and cash equivalents, RMB1,227.1 million in short-term deposits, RMB0.2 million in restricted short-term deposits and RMB0.8 million in short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of US$23.6 million in our interest income for the year ended December 31, 2019.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

●     Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below

Up to US$5.00 per 100 ADSs (or fraction thereof) issued
● Cancellation of ADSs (e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason)	Up to US$5.00 per 100 ADSs (or fraction thereof) cancelled
● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$5.00 per 100 ADSs (or fraction thereof) held
● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) held
● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) held
● ADS Services	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary

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

Fees and Other Payments Made by the Depositary to Us

Citibank, N.A., as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2019, we have received US$3.08 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2019, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

In March 2019, we completed the acquisition of Bigo. In 2019, we completed the process of integrating the internal control over financial reporting of Bigo with the rest of our company.

Other than the foregoing, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that occurred during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.             RESERVED

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Peter Andrew Schloss is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Mr. Schloss is the chairman of our audit committee.

ITEM 16B.          CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on October 15, 2012 and subsequently amended and filed with this annual report. We have posted a copy of our code of business conduct and ethics on our website at http://ir.yy.com/corporate-governance.

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

	For the Year Ended December 31,
	2018	2019
	(in RMB thousands)
Audit fees (1)	20,101	23,186
Audit-related fees (2)	—	688
Tax fees(3)	763	2,521
Others(4)	680	534
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly review of our consolidated financial statement, audit of internal controls over financial reporting, and integrated audit or review of Huya's annual or quarterly financial statements and assurance services rendered in connection with Huya's public offering.
(2)	"Audit related fees" means aggregate fees billed for permissible services to review and comment on the design of internal control over financial reporting rendered by principal auditors in 2019.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.
(4)	“Others” means the aggregate fees billed in each of the fiscal years listed services rendered by our principal auditors other than services reported under “Audit fees,” “Audit related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2019.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved a share repurchase plan (the “2019 Share Repurchase Plan”) on August 13, 2019, under which the Company may repurchase up to US$300.0 million of its ADSs or ordinary shares over the next 12 months. The 2019 Share Repurchase Plan was publicly announced on August 14, 2019.

As of December 31, 2019, we had purchased an aggregate of approximately 0.4 million ADSs under the 2019 Share Repurchase Plan. The table below is a summary of the shares repurchased by us in 2019. All shares were repurchased in the open market pursuant to the 2019 Share Repurchase Plan.

			Total Number of	Approximate Dollar
			ADSs Purchased as	Value of ADSs that
	Total Number of	Average Price	Part of the Publicly	May Yet Be Purchased
Period	ADSs Purchased	Paid Per ADS	Announced Plan	Under the Plan
August 14 — August 31, 2019	434,145	54.62	434,145	276,287
Total	434,145	54.62	434,145	276,287

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

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee be an independent director, following our home country practice in the Cayman Islands. Our compensation committee is chaired by a non-independent director, Mr. David Xueling Li, whose extensive experience in talent management and human resource in the internet industry is considered to be valuable for the functioning of our compensation committee.

We also relied on the exemption available to foreign private issuers to the requirement that shareholder approval should be obtained in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and the requirement that shareholder approval should be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2019 Arrangement. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS

The consolidated financial statements of JOYY Inc. are included at the end of this annual report.

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

2.5*	Description of Securities

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
4.30

English translation of Power of Attorney dated August 25, 2015 issued to Bilin Changxiang by David Xueling Li (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.31

HUYA Amended and Restated 2017 Plan (incorporated herein by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.32

Amended and Restated Shareholders Agreement dated as of March 8, 2018 between HUYA Inc. and other parties thereto (incorporated herein by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.33

English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.34

English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.35

English translation of the Equity Interest Pledge agreement among Huya Technology, Guangzhou Huya, and Guangzhou Huaduo dated July 10, 2017 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.36

English translation of the Equity Interest Pledge Agreement among Huya Technology, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.37

English translation of the Exclusive Business Operation Agreement between Huya Technology and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.38

English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huaduo, Guangzhou Qinlv, Huya Technology and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.39

English translation of the Exclusive Option Agreement among Huya Technology, Guangzhou Huaduo, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.40

English translation of Equity Interest Pledge Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.44 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.41

English translation of Exclusive Asset Purchase Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.45 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

Exhibit Number	Description of Document
4.42

English translation of Exclusive Business Cooperation Agreement dated January 17, 2017 between Guangzhou BaiGuoYuan and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.46 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.43

English translation of Exclusive Option Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.47 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.44

English translation of Shareholder Voting Rights Proxy Agreements dated January 17, 2017 issued to BaiGuoYuan Technology by each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.48 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.45

English translation of Equity Interest Pledge Agreement dated October 17, 2018 among 100Edu Technology, Sanrenxing and each of the shareholders of Sanrenxing (incorporated herein by reference to Exhibit 4.49 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.46

English translation of Exclusive Business Cooperation Agreement dated October 17, 2018 between 100Edu Technology and Sanrenxing (incorporated herein by reference to Exhibit 4.50 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.47

English translation of Exclusive Option Agreement dated October 17, 2018 between 100Edu Technology, Sanrenxing and each of the shareholders of Sanrenxing (incorporated herein by reference to Exhibit 4.51 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.48

English translation of Shareholder Voting Rights Proxy Agreement dated October 17, 2018 among 100Edu Technology, Sanrenxing and each of the shareholders of Sanrenxing (incorporated herein by reference to Exhibit 4.52 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.49*	English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu

4.50*	English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu

4.51*	English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Yunbu

4.52*	English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu

4.53*	English translation of Shareholder Voting Rights Proxy Agreements dated July 31, 2019 issued to Guangzhou Wangxing by each of the shareholders of Chengdu Yunbu

4.54*	English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota

4.55*	English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota

Exhibit Number	Description of Document
4.56*	English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Luota

4.57*	English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota

4.58*	English translation of Shareholder Voting Rights Proxy Agreements dated July 31, 2019 issued to Guangzhou Wangxing by each of the shareholders of Chengdu Luota

4.59*	English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Jiyue and each of the shareholders of Chengdu Jiyue

4.60*	English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Jiyue and each of the shareholders of Chengdu Jiyue

4.61*	English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Jiyue

4.62*	English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Jiyue and each of the shareholders of Chengdu Jiyue

4.63*	English translation of Shareholder Voting Rights Proxy Agreements dated July 31, 2019 issued to Guangzhou Wangxing by each of the shareholders of Chengdu Jiyue

4.64*	Indenture, dated June 24, 2019 constituting $500 million 0.75% Convertible Senior Notes due 2025

4.65*	Indenture, dated June 24, 2019 constituting $500 million 1.375% Convertible Senior Notes due 2026

4.66	2019 Share Incentive Awards Arrangement (incorporated herein by reference to Exhibit 10.1 from our Form S-8 filed with the Securities and Exchange Commission on September 30, 2019)

4.67*	Share Transfer Agreement entered into by and between JOYY Inc. and Linen Investment Limited dated April 3, 2020
8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Fangda Partners
15.3*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit Number	Description of Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*      Filed with this annual report on Form 20-F

**    Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JOYY INC.

	By:	/s/ David Xueling Li
		Name:	David Xueling Li
		Title:	Chairman and Chief Executive Officer
Date: April 27, 2020

JOYY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JOYY Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JOYY Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Bigo Inc (Bigo) – valuation of trademark and user base intangible assets

As described in Note 4 to the consolidated financial statements, the Company completed the acquisition of the remaining outstanding shares of Bigo for net consideration of RMB16,025 million in 2019, of which RMB2,400 million of trademark and RMB1,027 million of user base were recognized as intangible assets. Management estimated the fair value of acquired trademark using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. In terms of the fair value of the acquired user base, the excess earnings method was used. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. Management’s determination of the fair values of acquired trademark and user base acquired involved the use of estimates and assumptions related to revenue growth rates, royalty rates, discount rates and attrition rates.

The principal considerations for our determination that performing procedures relating to valuation of trademark and user base intangible assets is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the testing of the fair value measurement of the acquired trademark and user base intangible assets due to the significant amount of judgment by management when developing the estimate; (ii) significant audit effort was necessary to perform procedures and evaluate audit evidence related to significant assumptions of revenue growth rates, royalty rates, discount rates and attrition rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including controls over management’s valuation of intangible assets and controls over development of the significant assumptions related to the valuation of intangible assets, including revenue growth rates, royalty rates, discount rates and attrition rates. These procedures also included, among others, reading the purchase agreement and testing management’s process for estimating the fair values of the acquired trademark and user base intangible assets. Testing management’s process included evaluating the appropriateness of the valuation method, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonableness of the significant assumptions, including revenue growth rates, royalty rates, discount rates and attrition rates. Evaluating management’s assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The royalty rates were evaluated by considering the comparable market practice. The discount rates were evaluated by considering the cost of capital of comparable businesses and other industry factors. Evaluating the reasonableness of the attrition rates involved considering the current and past performance of the acquired business, as well as referencing to comparable market participants. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation methods and evaluating significant assumptions.

Goodwill impairment assessment - reporting unit within the Bigo segment

As described in Note 15 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB12,947 million as of December 31, 2019, and the goodwill associated with the Bigo reportable segment, which only includes the Bigo reporting unit, was RMB12,935 million. Management conducts a goodwill impairment test at the reporting unit level at least annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The impairment test compares the fair value of a reporting unit with its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit. For reporting units evaluated using a quantitative assessment, the fair values are determined using an income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a seven-year future cash flow projection and an estimated terminal value. As disclosed by management, determining fair value requires the exercise of significant judgment, including judgments about appropriate revenue growth rates, discount rates, and the amount and timing of expected future cash flows.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Bigo reporting unit is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the goodwill impairment assessment due to the significant amount of judgment by management when developing the fair value measurement of the reporting unit; (ii) significant audit effort was necessary to perform procedures and evaluate audit evidence related to management’s cash flow projections and significant assumptions related to the revenue growth rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating  the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting units and controls over development of the significant assumptions including the revenue growth rates and discount rates. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the income approach; testing the completeness, accuracy, and relevance of underlying data used in the models; and evaluating the reasonableness of significant assumptions used by management, including the revenue growth rates and the discount rates. Evaluating management’s assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s models and certain significant assumptions, including the discount rate.

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price

As described in Note 2(v) to the consolidated financial statements, the Company’s sources of revenue include live streaming and others. The Company’s consolidated revenues were RMB25,576 million for the year ended December 31, 2019, of which RMB24,028 million were revenues from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into these contracts with the Company. Management determines the distinct performance obligations and transaction price of each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services. Management exercises significant judgment in determining the distinct performance obligations and transaction price which is dependent on the contractual terms for each type of contract with multiple distinct performance obligations.

The principal considerations for our determination that performing procedures relating to the identification of performance obligations and contracts with multiple performance obligations is a critical audit matter are that there was significant judgment by management in identifying the distinct performance obligations and estimating the standalone selling price of each distinct performance obligation due to the complexity of the contracts. Certain services are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. Certain distinct performance obligations are not separately sold by the Company. Management exercises judgement in determining the standalone selling price of these distinct performance obligations. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management’s significant judgment in determining whether the distinct performance obligations were appropriately identified and whether the standalone selling price of each distinct performance obligation was appropriately estimated.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including identification of distinct performance obligations and estimate of standalone selling prices used to allocate transaction price to distinct performance obligations in its contracts with customers. These procedures also included, among others, on a test basis: (i) testing the completeness and accuracy of management’s identification of the distinct performance obligations by evaluating  customer arrangements, (ii) testing management’s process for estimating standalone selling price which included testing the completeness and accuracy of input data used and evaluating the reasonableness of significant assumptions used by management, principally including market and pricing conditions and other observable inputs such as historical pricing practices and (iii) testing management’s process for determining the appropriate amount of revenue recognition based on the performance obligations identified in relevant contracts.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 27, 2020

We have served as the Company’s auditor since 2011.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	6,004,231	3,893,538	559,272
Restricted cash and cash equivalents	—	4,892	703
Short-term deposits	7,326,996	16,770,885	2,408,987
Restricted short-term deposits	—	653,034	93,802
Short-term investments	979,053	5,622,189	807,577
Accounts receivable, net	198,428	762,018	109,457
Amounts due from related parties	193,559	17,262	2,480
Financing receivables, net	768,343	105,344	15,132
Prepayments and other current assets	1,019,019	970,807	139,447

Total current assets	16,489,629	28,799,969	4,136,857

Non-current assets
Long-term deposits	1,000,000	—	—
Deferred tax assets	70,834	127,635	18,334
Investments	4,591,524	2,362,907	339,410
Property and equipment, net	1,296,319	2,256,360	324,106
Land use rights, net	1,784,639	1,736,544	249,439
Intangible assets, net	74,685	3,179,863	456,759
Right-of-use assets, net	—	275,607	39,588
Goodwill	11,763	12,947,192	1,859,748
Financing receivables, net	224,793	129,380	18,584
Other non-current assets	223,859	394,026	56,598

Total non-current assets	9,278,416	23,409,514	3,362,566
Total assets	25,768,045	52,209,483	7,499,423

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds (including convertible bonds of the consolidated variable interest entities(“VIEs”) without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	6,863	—	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB112,167 and RMB90,764 as of December 31, 2018 and 2019, respectively)	114,589	124,551	17,891
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB950,816 and RMB1,225,819 as of December 31, 2018 and 2019, respectively)	951,616	1,343,308	192,954
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB101,690 and RMB150,091 as of December 31, 2018 and 2019, respectively)	101,690	150,091	21,559
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Company of RMB162,118 and RMB319,888 as of December 31, 2018 and 2019, respectively)	235,561	451,623	64,872
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIEs without recourse to the Company of RMB2,207,138 and RMB2,657,811 as of December 31, 2018 and 2019, respectively)	2,414,371	4,673,000	671,234
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB28,336 and RMB208,833 as of December 31, 2018 and 2019, respectively)	28,336	222,281	31,929
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of nil and RMB34,292 as of December 31, 2018 and 2019, respectively)	—	115,564	16,600
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Company of nil and RMB270,565 as of December 31, 2018 and 2019, respectively)	—	557,203	80,037

Total current liabilities	3,853,026	7,637,621	1,097,076
Non-current liabilities
Convertible bonds (including convertible bonds of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2018 and 2019, respectively)	—	5,008,571	719,436
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of nil and RMB31,105 as of December 31, 2018 and 2019, respectively)	—	162,779	23,382
Deferred revenue(including deferred revenue of the consolidated VIEs without recourse to the Company of RMB86,977 and RMB228,111 as of December 31, 2018 and 2019, respectively)	91,710	240,541	34,552
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of nil and RMB85,479 as of December 31, 2018 and 2019, respectively)	27,505	264,639	38,013
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of nil and RMB11,495 as of December 31, 2018 and 2019, respectively)	—	11,495	1,651

Total non-current liabilities	119,215	5,688,025	817,034

Total liabilities	3,972,241	13,325,646	1,914,110

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(e))
Commitments and contingencies(Note 29)

Mezzanine equity	418,673	466,071	66,947

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 981,740,848 shares issued and outstanding as of December 31, 2018; 1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of and December 31, 2019, respectively)	59	80	11
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 288,182,976 and 326,509,555 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	21	24	3
Treasury Shares (US$0.00001 par value; nil and 8,682,900 shares held as of December 31, 2018 and December 31, 2019, respectively)	—	(168,072)	(24,142)
Additional paid-in capital	11,168,866	21,921,562	3,148,835
Statutory reserves	101,725	149,961	21,541
Retained earnings	6,913,469	10,272,122	1,475,498
Accumulated other comprehensive income	336,152	890,209	127,871

Total JOYY Inc.’s shareholders’ equity	18,520,292	33,065,886	4,749,617

Non-controlling interests	2,856,839	5,351,880	768,749

Total shareholders’ equity	21,377,131	38,417,766	5,518,366

Total liabilities, mezzanine equity and shareholders’ equity	25,768,045	52,209,483	7,499,423

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues
Live streaming	10,670,954	14,877,667	24,028,299	3,451,449
Others	923,838	885,890	1,547,905	222,343

Total net revenues	11,594,792	15,763,557	25,576,204	3,673,792

Cost of revenues (1)	(7,026,402)	(10,017,134)	(17,148,350)	(2,463,206)

Gross profit	4,568,390	5,746,423	8,427,854	1,210,586

Operating expenses (1)
Research and development expenses	(781,886)	(1,192,052)	(2,535,482)	(364,199)
Sales and marketing expenses	(691,281)	(1,149,316)	(3,739,724)	(537,178)
General and administrative expenses	(544,641)	(883,225)	(1,489,495)	(213,953)
Goodwill impairment	(2,527)	—	—	—

Total operating expenses	(2,020,335)	(3,224,593)	(7,764,701)	(1,115,330)

Gain on disposal of subsidiaries and business	37,989	—	82,699	11,879
Other income	113,187	117,860	322,103	46,267

Operating income	2,699,231	2,639,690	1,067,955	153,402

Interest expense	(32,122)	(8,616)	(266,517)	(38,283)
Interest income and investment income	180,384	485,552	733,576	105,372
Foreign currency exchange (losses) gains, net	(2,176)	(514)	9,796	1,407
Gain on deemed disposal and disposal of investments	45,861	16,178	—	—
Gain on fair value changes of investments	—	1,689,404	2,679,312	384,859
Fair value loss on derivative liabilities	—	(2,285,223)	(16,011)	(2,300)
Other non-operating expenses	—	(2,000)	—	—

Income before income tax expenses	2,891,178	2,534,471	4,208,111	604,457

Income tax expenses	(415,811)	(477,707)	(546,622)	(78,517)

Income before share of income in equity method investments, net of income taxes	2,475,367	2,056,764	3,661,489	525,940

Share of income in equity method investments, net of income taxes	33,024	58,933	38,540	5,536

Net income	2,508,391	2,115,697	3,700,029	531,476

Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(4,532)	(93,310)	254,794	36,599

Net income attributable to controlling interest of the Company	2,512,923	2,209,007	3,445,235	494,877

Less: Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	19,688	73,159	38,346	5,508
Deemed dividend to Huya Inc.’s (Huya’s) Series A preferred shareholders	—	489,284	—	—
Cumulative dividend on a subsidiary’s preferred shares	—	4,606	27,559	3,959

Net income attributable to common shareholders of the Company	2,493,235	1,641,958	3,379,330	485,410

Other comprehensive income (loss):
Unrealized loss of available-for-sale securities, net of nil tax	(41,150)	—	—	—
Foreign currency translation adjustments, net of nil tax	(61,513)	434,080	571,815	82,136

Comprehensive income attributable to the common shareholders of JOYY Inc.	2,390,572	2,076,038	3,951,145	567,546

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
Net income per ADS*
—Basic	42.03	25.64	43.76	6.29
—Diluted	41.33	25.38	43.01	6.18
Weighted average number of ADS used in calculating net income per ADS
—Basic	59,323,007	64,042,390	77,219,846	77,219,846
—Diluted	60,831,887	64,704,470	78,254,045	78,254,045

Net income per common share*
—Basic	2.10	1.28	2.19	0.31
—Diluted	2.07	1.27	2.15	0.31
Weighted average number of common shares used in calculating net income per common share
—Basic	1,186,460,144	1,280,847,795	1,544,396,920	1,544,396,920
—Diluted	1,216,637,741	1,294,089,406	1,565,080,905	1,565,080,905

*    Each ADS represents 20 common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))

Cost of revenues	42,759	74,339	81,254	11,671
Research and development expenses	122,348	225,173	505,697	72,639
Sales and marketing expenses	4,417	5,723	12,718	1,827
General and administrative expenses	88,137	342,790	348,479	50,056

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B					Accumulated
	common shares		common shares		Additional			other	Total JOYY Inc.’s		Total
	Number		Number		paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	750,115,028	44	359,557,976	26	2,165,766	58,857	2,728,736	93,066	5,046,495	6,060	5,052,555
Issuance of common shares for exercised share options	379,120	—	—	—	20	—	—	—	20	—	20
Issuance of common shares for vested restricted shares and restricted share units	20,926,760	1	—	—	(1)	—	—	—	—	—	—
Issuance of common share	132,250,000	9	—	—	2,946,125	—	—	—	2,946,134	—	2,946,134
Class B common shares converted to Class A common shares	41,575,000	3	(41,575,000)	(3)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	229,435	—	—	—	229,435	28,226	257,661
Deemed disposal of partial interest in an equity investment	—	—	—	—	(1,501)	—	—	—	(1,501)	—	(1,501)
Appropriation to statutory reserves	—	—	—	—	—	3,861	(3,861)	—	—	—	—
Set-up of subsidiaries with non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	20,816	20,816
Acquisition of subsidiaries with non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	453	453
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	44,059	44,059
Disposal of subsidiaries with non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	12,833	12,833
Components of comprehensive income
Net income (loss) attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	2,512,923	—	2,512,923	(10,589)	2,502,334
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(19,688)	—	(19,688)	(154)	(19,842)
Unrealized loss of available-for-sale securities	—	—	—	—	—	—	—	(41,150)	(41,150)	—	(41,150)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	(61,513)	(61,513)	—	(61,513)

Balance as of December 31, 2017	945,245,908	57	317,982,976	23	5,339,844	62,718	5,218,110	(9,597)	10,611,155	101,704	10,712,859

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B					Accumulated
	common shares		common shares		Additional			other	Total JOYY Inc.’s		Total
	Number		Number		paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	945,245,908	57	317,982,976	23	5,339,844	62,718	5,218,110	(9,597)	10,611,155	101,704	10,712,859
Adoption of ASU 2016-01	—	—	—	—	—	—	87,802	(87,802)	—	—	—
Issuance of common shares for exercised share options	154,260	—	—	—	7	—	—	—	7	—	7
Issuance of common shares for vested restricted shares and restricted share units	6,540,680	—	—	—	—	—	—	—	—	—	—
Class B common shares converted to Class A common shares	29,800,000	2	(29,800,000)	(2)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	648,025	—	—	—	648,025	—	648,025
Appropriation to statutory reserves	—	—	—	—	—	39,007	(39,007)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	658	658
Acquisition of a subsidiary's shares from mezzanine equity holders	—	—	—	—	(13,315)	—	—	—	(13,315)	—	(13,315)
Conversion of a Huya’s preferred shares to ordinary shares upon the completion of its IPO	—	—	—	—	4,009,874	—	—	—	4,009,874	2,280,543	6,290,417
Proceed from a Huya’s IPO, net of issuance cost	—	—	—	—	795,073	—	—	—	795,073	412,676	1,207,749
Partial disposal of a subsidiary's interests to non-controlling interest shareholders, net of tax	—	—	—	—	389,358	—	—	(529)	388,829	(34,081)	354,748
Components of comprehensive income
Net income (loss) attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	2,209,007	—	2,209,007	(94,666)	2,114,341
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(73,159)	—	(73,159)	(4,692)	(77,851)
Deemed dividend to Huya’s Series A Preferred shareholders	—	—	—	—	—	—	(489,284)	—	(489,284)	(7,711)	(496,995)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	434,080	434,080	202,408	636,488

Balance as of December 31, 2018	981,740,848	59	288,182,976	21	11,168,866	101,725	6,913,469	336,152	18,520,292	2,856,839	21,377,131

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other	Total JOYY Inc.’s		Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	981,740,848	59	288,182,976	21	—	11,168,866	101,725	6,913,469	336,152	18,520,292	2,856,839	21,377,131
Issuance of common shares for vested restricted shares and restricted share units	6,216,060	—	—	—	—	—	—	—	—	—	—	—
Issuance of common shares in connection with the acquisition of Bigo	305,127,046	21	38,326,579	3	—	7,704,396	—	—	—	7,704,420	—	7,704,420
Grant of restricted shares	8,761,450	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	817,739	—	—	—	817,739	130,409	948,148
Appropriation to statutory reserves	—	—	—	—	—	—	48,236	(48,236)	—	—	—	—
Bifurcation of conversion feature of convertible bonds	—	—	—	—	—	2,014,966	—	—	—	2,014,966	—	2,014,966
Purchase of capped call options in relation to the conversion features of the convertible bonds	—	—	—	—	—	(527,473)	—	—	—	(527,473)	—	(527,473)
Proceed from Huya’s follow-on public offering, net of issuance cost	—	—	—	—	—	293,403	—	—	(9,919)	283,484	1,826,582	2,110,066
Issuance of Huya’s common shares for exercised share options	—	—	—	—	—	(18,805)	—	—	(1,448)	(20,253)	52,664	32,411
Exercise/Settlement of RSU's in subsidiaries	—	—	—	—	—	(7,746)	—	—	—	(7,746)	3,580	(4,166)
Repurchase of common shares	(8,682,900)	—	—	—	(168,072)	(83,027)	—	—	—	(251,099)	—	(251,099)
Deemed contribution from non-controlling interest shareholders	—	—	—	—	—	6,162	—	—	—	6,162	(6,162)	—
Partial disposal of a subsidiary's interests to non-controlling interest shareholders, net of tax	—	—	—	—	—	553,081	—	—	(6,391)	546,690	133,938	680,628
Components of comprehensive income
Net income (loss) attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	3,445,235	—	3,445,235	254,794	3,700,029
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(38,346)	—	(38,346)	(1,669)	(40,015)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	571,815	571,815	100,905	672,720

Balance as of December 31, 2019	1,293,162,504	80	326,509,555	24	(168,072)	21,921,562	149,961	10,272,122	890,209	33,065,886	5,351,880	38,417,766

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income	2,508,391	2,115,697	3,700,029	531,476
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	176,715	150,991	362,495	52,069
Amortization of acquired intangible assets and land use rights	62,419	69,095	717,753	103,099
Amortization of right-of-use assets	—	—	103,451	14,860
Allowance for doubtful accounts	15,106	54,073	169,522	24,350
Loss (gain) on disposal of property and equipment, intangible assets and other long-term assets	17,620	(799)	(460)	(66)
Impairment of investments	43,205	35,348	62,334	8,954
Impairment of property and equipment	—	—	5,347	768
Impairment of intangible assets	—	—	3,061	440
Impairment of goodwill	2,527	—	—	—
Share-based compensation	257,661	648,025	948,148	136,193
Share of income in equity method investments, net of income taxes	(33,024)	(58,933)	(38,540)	(5,536)
Gain on deemed disposal and disposal of investments	(45,861)	(16,178)	—	—
Gain on disposal of subsidiaries and business	(37,989)	—	(82,699)	(11,879)
Deferred income taxes, net	3,919	49,646	(168,029)	(24,136)
Foreign currency exchange (gains) losses, net	2,176	514	(9,796)	(1,407)
Interest expenses	—	—	211,226	30,341
Investment income	—	(17,093)	(50,535)	(7,259)
Gain on fair value changes of investments	—	(1,689,404)	(2,679,312)	(384,859)
Fair value loss on derivative liabilities	—	2,285,223	16,011	2,300
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable	18,383	(45,682)	(157,337)	(22,600)
Interest receivables recorded in financing receivables	—	(832)	(13,720)	(1,971)
Prepayments and other assets	(48,277)	(380,834)	(303,167)	(43,549)
Amounts due from related parties	155	486	(14,608)	(2,098)
Inventory	1,434	315	—	—
Lease liabilities	—	—	(101,274)	(14,547)
Amounts due to related parties	(18,615)	(1,896)	30,030	4,314
Accounts payable	(39,060)	8,699	(26,298)	(3,777)
Deferred revenue	366,634	227,564	384,838	55,279
Advances from customers	24,254	21,284	48,401	6,952
Income taxes payable	5,544	62,520	95,235	13,680
Accrued liabilities and other current liabilities	435,135	946,985	1,369,585	196,727

Net cash provided by operating activities	3,718,452	4,464,814	4,581,691	658,118

Cash flows from investing activities
Placements of short-term deposits	(9,667,447)	(9,512,818)	(18,252,986)	(2,621,877)
Maturities of short-term deposits	7,361,225	8,649,150	9,970,909	1,432,231
Placements of long-term deposits	—	(1,000,000)	—	—
Placements of short-term investments	(189,550)	(3,505,075)	(8,657,771)	(1,243,611)
Maturities of short-term investments	65,000	2,667,665	4,065,170	583,925
Placements of derivative financial instruments	—	—	(10,832)	(1,556)
Purchase of property and equipment	(397,327)	(333,994)	(987,678)	(141,871)
Purchase of intangible assets and land use right	(17,749)	(58,838)	(104,838)	(15,059)
Purchase of other non-current assets	(82,645)	—	(132,000)	(18,961)
Prepayments for investments	—	(67,250)	(525)	(75)
Cash paid for investments	(325,647)	(2,335,537)	(641,675)	(92,171)
Cash received from disposal of investments	86,714	718,476	163,526	23,489
Cash dividend received from an equity investee	—	6,125	—	—
Acquisition of businesses, net of cash, cash equivalents and restricted cash acquired	(6,161)	—	(1,656,763)	(237,979)
Deconsolidation and disposal of subsidiaries, net of cash disposed	117,005	—	—	—
Payments on behalf of related parties, net of repayment	23,116	2,543	12,261	1,761
Loans to related parties	(24,962)	(188,000)	(170,000)	(24,419)
Repayments of loans from related parties	35,462	20,000	—	—
Loans to employees and third parties	(20,550)	(282,031)	(62,998)	(9,049)
Repayments of loans from employees and third parties	4,641	35,067	144,306	20,728
Payments to originate financing receivables	—	(1,458,012)	(779,414)	(111,956)
Principal collection from financing receivables	—	346,028	1,489,148	213,903
Proceeds from disposal of property and equipment	1,359	1,115	2,260	325

Net cash used in investing activities	(3,037,516)	(6,295,386)	(15,609,900)	(2,242,222)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from financing activities
Proceeds from exercise of vested share options	20	7	22,936	3,295
Capital contributions from the non-controlling interests shareholders	64,875	658	—	—
Capital contributions from mezzanine equity holders	509,535	3,231,261	100,536	14,441
Proceeds from issuance of Huya’s common shares upon its Initial Public Offering	—	1,207,749	—	—
Proceeds from issuance of Huya’s common shares upon its Follow-on Public Offering	—	—	2,110,715	303,185
Acquisition of a subsidiary's shares from mezzanine equity holders	—	(30,000)	—	—
Partial disposal of Huya’s interests to non-controlling interest shareholders	—	378,548	748,005	107,444
Purchase of capped call option in relation to repurchase of common shares	—	—	(83,027)	(11,926)
Proceeds from bank borrowings	621,118	691,612	1,550,453	222,709
Repayment of bank borrowings	—	(1,308,092)	(1,014,496)	(145,723)
Proceeds from issuance of common shares, net of issuance cost	2,950,607	(4,473)	—	—
Repurchase of common shares	—	—	(168,072)	(24,142)
Proceeds from issuance of convertible bonds, net of issuance costs	—	—	6,209,590	891,952
Repayment of convertible bonds	(2,753,630)	—	(6,734)	(967)

Net cash provided by financing activities	1,392,525	4,167,270	9,469,906	1,360,268

Net increase/(decrease) in cash, cash equivalents, restricted cash and restricted short-term deposits	2,073,461	2,336,698	(1,558,303)	(223,836)
Cash, cash equivalents, restricted cash and restricted short-term deposits at the beginning of the year	1,579,743	3,617,432	6,004,231	862,454
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted short-term deposits	(35,772)	50,101	105,536	15,159

Cash, cash equivalents and restricted cash at the end of the year	3,617,432	6,004,231	4,551,464	653,777

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note2(e))
Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized	(41,729)	(9,354)	(53,479)	(7,682)
—Income taxes paid	(406,348)	(365,541)	(592,673)	(85,132)

Supplemental disclosures of non-cash investing and financing activities:
—Acquisition of property and equipment	16,865	64,041	119,400	17,151
—Disposal of investments and business	7,986	77,423	366,882	52,699
—Common shares issued for the acquisition of Bigo	—	—	7,704,420	1,106,671
—Conversion of Huya’s preferred shares to ordinary shares	—	6,290,417	—	—
—Amounts receivable from issuance of a subsidiary’s preferred shares	—	102,951	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities

(a)   Organization and principal activities

JOYY Inc. (the “Company” or “JOYY” or “YY”), together with its subsidiaries, its VIEs (also referred to as VIEs and their subsidiaries as a whole, where appropriate) (collectively, the “Group”), is a leading global social media platform, offering users around the world a uniquely engaging and immersive experience across various video-based products and services, such as live streaming, short-form videos and video communication.

In March 2019, the Company completed the acquisition of Bigo Inc (“Bigo”). Bigo is primarily engaged in the video and audio broadcast business all over the world. The Company paid US$343.1 million in cash and issued 305,127,046 Class A common shares, which were outstanding, and 38,326,579 Class B common shares of the Company to Bigo’s selling shareholders. The details of this acquisition are disclosed in Note 4.

(b)   Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the “NASDAQ Global Market”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (Continued)

(c)   Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2019 are set out below:

			% of direct
		Date of	or indirect
	Place of	incorporation or	economic
Name	incorporation	acquisition	ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands (“BVI”)	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai”)	PRC	March 19, 2008	100%	Investment holding

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Engage Capital Partners I, L.P. (“Engage L.P.”)	Cayman Islands	March 23, 2015	93.5%	Investment

HUYA Inc. (“Huya”)	Cayman Islands	March 30, 2017	38.7%	Investment holding

Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	38.7%	Software development

Hago Singapore Pte. Ltd. (“Hago Singapore”)	Singapore	May 7, 2018	100%	Internet value added services

Bigo	Cayman Islands	March 4, 2019	100%	Investment holding

Bigo Technology Pte. Ltd. ("Bigo Singapore")	Singapore	March 4, 2019	100%	Investment holding, operation of live streaming platform

Bigo (Hong Kong) Limited ("Bigo HK")	Hong Kong	March 4, 2019	100%	Investment holding

Guangzhou BaiGuoYuan Information Technology Co., Ltd. (“BaiGuoYuan Technology”)	PRC	March 4, 2019	100%	Software development and provision of information technology services

Principal VIEs

Guangzhou Huaduo Network Technology Co., Ltd. ("Guangzhou Huaduo")	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services

Guangzhou Huya Information Technology Co., Ltd. ("Guangzhou Huya")	PRC	August 10, 2016	38.7%	Holder of internet content provider licenses and internet value added services

Guangzhou BaiGuoYuan Network Technology Co., Ltd. ("Guangzhou BaiGuoYuan")	PRC	March 4, 2019	100%	Holder of internet content provider licenses and internet value added services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(d)  Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIEs Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan, which hold the internet value-added service license and approvals to provide such internet services in the PRC.

(i)   VIE agreements amongst Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders:

●	Exclusive Technology Support and Technology Services Agreement

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

●	Exclusive Business Cooperation Agreement

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

●	Exclusive Option Agreement

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

●	Powers of Attorney

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.     Organization and principal activities (continued)

(d)   Variable Interest Entities (continued)

●	Share Pledge Agreement

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

The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its nominee shareholders:

●	Exclusive Business Cooperation Agreement

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

●	Exclusive Purchase Option Agreement

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(d)  Variable Interest Entities (continued)

●	Equity Pledge Agreement

Pursuant to the equity pledge agreement, the nominee shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Huya Technology without Huya Technology’s written consent. If Guangzhou Huya and/or its nominee shareholders breach their contractual obligations under those agreements, Huya Technology, as pledgee, will be entitled to sell the pledged equity interests.

●	Power of Attorney

Pursuant to the irrevocable power of attorney, Huya Technology is authorized by each of the nominee shareholders as its attorney-in-fact to exercise such nominee shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring nominee shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

(iii)  VIE agreements amongst BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders

The following is a summary of the contractual arrangements entered among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders.

●	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiGuoYuan Technology and Guangzhou BaiGuoYuan, BaiGuoYuan Technology has the exclusive right to provide Guangzhou BaiGuoYuan technology support, business support and consulting services related to the services provided by Guangzhou BaiGuoYuan, the scope of which is to be determined by BaiGuoYuan Technology from time to time. BaiGuoYuan Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. BaiGuoYuan Technology receives substantially all of the economic interest returns generated by Guangzhou BaiGuoYuan. The term of this agreement will not expire unless with BaiGuoYuan Technology's written confirmation to terminate the agreement.

●	Exclusive Option Agreement

The parties to the exclusive option agreement are BaiGuoYuan Technology, Guangzhou BaiGuoYuan and each of the shareholders of Guangzhou BaiGuoYuan. Under the exclusive option agreement, each of the shareholders of Guangzhou BaiGuoYuan irrevocably granted BaiGuoYuan Technology or its designated representative(s) an exclusive option to purchase, to the extent permitted under the PRC laws, all or part of his or its equity interests in Guangzhou BaiGuoYuan. BaiGuoYuan Technology or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without BaiGuoYuan Technology's prior written consent, Guangzhou BaiGuoYuan's shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou BaiGuoYuan. The term of this agreement is ten years and may be extended at BaiGuoYuan Technology's sole discretion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(d)  Variable Interest Entities (continued)

●	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou BaiGuoYuan, each such shareholder appointed BaiGuoYuan Technology as its attorney-in-fact to exercise such shareholders' rights in Guangzhou BaiGuoYuan, including, without limitation, the power to vote on its behalf on all matters of Guangzhou BaiGuoYuan requiring shareholders' approval under the PRC laws and regulations and the articles of association of Guangzhou BaiGuoYuan. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou BaiGuoYuan.

●	Share Pledge Agreement

Pursuant to the share pledge agreement between BaiGuoYuan Technology and the shareholders of Guangzhou BaiGuoYuan, the shareholders of Guangzhou BaiGuoYuan have pledged all of their equity interests in Guangzhou BaiGuoYuan to BaiGuoYuan Technology to guarantee the performance by Guangzhou BaiGuoYuan and its shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and powers of attorney. If Guangzhou BaiGuoYuan and/or its shareholders breach their contractual obligations under those agreements, BaiGuoYuan Technology, as pledgee, will be entitled to voting right and the right to sell the pledged equity interests.

Through the aforementioned contractual agreements, Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan are considered VIEs in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology, respectively, has the ability to:

●	exercise effective control over Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan;
●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from these VIEs as if it were their sole shareholder; and
●	have an exclusive option to purchase all of the equity interests in these VIEs.

In addition to the aforementioned contractual agreements, Beijing Huanju Shidai also entered into similar contractual agreements with Beijing Tuda Science and Technology Co., Ltd. (“Beijing Tuda”). Guangzhou Bilin Changxiang Information Technology Co., Ltd. (“Bilin Changxiang”) and Guangzhou 100 Education Technology Co., Ltd. (“100 Edu Technology”), subsidiaries of the Company, also entered into similar contractual agreements with Guangzhou Bilin Online Information Technology Co., Ltd. (“Bilin Online”) and Guangzhou Sanrenxing 100 Education Technology Co., Ltd. (“Guangzhou Sanrenxing”), respectively. Guangzhou Wangxing Information Technology Co., Ltd. (“Guangzhou Wangxing”) also entered into similar contractual agreements with Chengdu Yunbu Network Technology Co., Ltd. (“Chengdu Yunbu”), Chengdu Luota Network Technology Co., Ltd. (“Chengdu Luota”) and Chengdu Jiyue Network Technology Co., Ltd. (“Chengdu Jiyue”). Through these contractual agreements, Beijing Tuda, Bilin Online, Guangzhou Sanrenxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue are considered VIEs of the Group.

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to RMB5,524,402 as of December 31, 2019. As the VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

Please refer to Note 3(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2019.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang, Huya Technology, 100 Edu Technology, BaiGuoYuan Technology, Guangzhou Wangxing and ultimately the Company hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs.

The Company deconsolidates its subsidiaries or business in accordance with ASC 810 as of the date the Company ceased to have a controlling financial interest in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries or business by recognizing a gain or loss in net income/loss attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.     Principal accounting policies (continued)

(c)   Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of whether the Group acts as a principal or an agent in different revenue streams, classification of perpetual items versus consumable items under item-based model, the determination of estimated selling prices of multiple elements revenue contracts, income taxes, allowances for doubtful accounts, determination of share-based compensation expenses, purchase price allocation in a business combination, impairment assessment of goodwill, long-lived assets and intangible assets, tax considerations for earnings retained in the Group’s VIEs, assessment on the probability of performance condition affiliated in equity-classified award under ASC 718 that affect vesting, determination of the fair value of derivative liabilities arising from Huya’s Preferred Shares prior to Huya’s IPO, subsequent adjustment due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)   Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, Singapore, United States and India is United States dollar (“US$”), while the functional currency of the other entities and VIEs in the Group is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

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

(e)   Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.9618 on December 31, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

In November 2016, the FASB issued new guidance related to the classification of restricted cash in the statement of cash flows. The new standard requires that a statement of cash flows explain any change during the year in total cash, cash equivalents, and restricted cash. The new standard is effective for fiscal years beginning after December 15, 2017, and should be applied retrospectively. The Company adopted the new standard during the beginning of 2018 and applied the standard retrospectively for all periods presented. Cash, cash equivalents, restricted cash and restricted short-term deposits presented on the consolidated statements of cash flows included cash, cash equivalents, restricted cash and restricted short-term deposits in the consolidated balance sheets. As of December 31, 2018, cash, cash equivalents, restricted cash and restricted short-term deposits presented in the consolidated statement of cash flows is RMB6,004,231, including cash and cash equivalents of RMB6,004,231 in the consolidated balance sheets. As of December 31, 2019, cash, cash equivalents, restricted cash and restricted short-term deposits presented in the consolidated statement of cash flows is RMB4,551,464, including cash and cash equivalents of RMB3,893,538, restricted cash of RMB4,892 and restricted short-term deposits of RMB653,034 in the consolidated balance sheets, respectively.

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

(j)   Accounts receivable (continued)

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

		Residual
	Estimated useful lives	rate
Buildings	40 years	0%
Servers, computers and equipment	3-5 years	0%-5%
Leasehold improvements	Shorter of lease term or 5 years	0%
Decoration of buildings	10 years	0%
Motor vehicles	4 years	0%-5%
Furniture, fixture and office equipment	3-5 years	0%-5%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(o)   Intangible assets

Intangible assets mainly consist of trademark, user bases, non-compete agreement, operating rights, software, domain names, technology, license and others. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives

Trademark	10 years
User bases	3 years
License	15 years
Non-compete agreement	1 year
Operating rights	Shorter of the economic life or contract terms
Software	1-5 years
Domain names	15 years
Technology	5 years
Others	Shorter of the economic life or contract terms

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

The impairment charges of long-lived assets recorded in general and administrative expenses for the years ended December 31, 2017, 2018 and 2019 were amounting to nil, nil and RMB8,408, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(s)  Annual test for impairment of goodwill

Goodwill assessment for impairment is performed on at least an annual basis in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Group performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the fair value of each reporting unit.

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

(v)   Revenue

Revenue recognition and significant judgments

For the year ended December 31, 2018, revenue presentation has been changed to live streaming and others to better reflect the way the Group generates revenues. The revenue presentation for the years ended December 31, 2017 is also retrospectively changed to be consistent with the year ended December 31, 2018. Revenues from live streaming are mainly generated from YY platform, Huya platform and Bigo platform. Other revenues are mainly generated from online games, membership, online education, advertising and finance business. Disaggregated revenues are disclosed in Note 32 “Segment Reporting”.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(v)   Revenue (continued)

(i)    Live streaming

Live streaming mainly consists of YY platform, Huya platform and Bigo platform. It generates revenue from sales of virtual items in the platforms. Users can access the platforms and view the live streaming content showed by the performers. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with performers and talent agencies in accordance with their revenue sharing arrangements. Those performers who do not have revenue sharing arrangements with the Group are not entitled to any revenue sharing fee.

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

The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as the noble member program. Judgments are required as follow: 1) determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. Certain virtual items are provided to customers over time and have the same pattern of transfer to customers. The Group exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(v)   Revenue (continued)

(1)   Online games revenues

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to game players. Historically, the majority of online games revenues for the three years ended December 31, 2017, 2018 and 2019 were derived from third parties developed games.

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

In addition to regular courses, the Group also provides a package of several regular courses to students, which has individual fair value in the market. Pursuant to the applicable accounting guidance, the Group has accounted for these course packages as a multiple-element arrangement because each individual course qualifies as a single unit of accounting, and allocated the course fee from the course package to each individual course in the package based on its standalone selling price. The Group recognizes revenue equal to the fair value allocated to individual courses proportionately as the classes are attended.

Students are granted a right to retake the courses at a substantial discount in the circumstances where the students fail to achieve certain score targets for some specific courses. The discount arrangement has a stand-alone value and qualifies as a separate unit of accounting under U.S. GAAP. Therefore, the Group has accounted for those courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on our historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of the initial course term.

The Group also sells pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized on a gross basis based on the selling price of the distributors to the students and is recognized over the period the online course is available to the students, which generally is from the enrolment date to the completion of the relevant professional examination date.

(4)   Advertising revenues

The Group primarily generates advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

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

Contract balances

The Group collects accounts receivable from various online payment platforms, distribution platforms and advertising customers. The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The activity in the allowance for doubtful accounts for the periods presented is disclosed and detailed in Note 8.

The opening balance of accounts receivable was RMB153,944 as of January 1, 2018. As of December 31, 2018 and 2019, accounts receivable were RMB198,428 and RMB762,018, respectively. During the years ended December 31, 2017, 2018 and 2019, the Group recognized an addition of RMB3,049, and an addition of RMB1,198 and an addition of RMB117 of allowance for accounts receivable, respectively.

Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue related to live streaming business as of January 1, 2018 was RMB682,613. As of December 31, 2018 and 2019, deferred revenue related to live streaming business were RMB922,774 and RMB1,398,320 respectively. During the years ended December 31, 2018 and 2019, the Group recognized revenue of live streaming business amounted to RMB637,346 and RMB842,040, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

The opening balance of deferred revenue related to other revenue as of January 1, 2018 was RMB133,149. As of December 31, 2018 and 2019, deferred revenue related to other revenue were RMB120,552 and RMB185,529, respectively. During the years ended December 31, 2018 and 2019, the Group recognized revenue of other revenue amounted to RMB120,698 and RMB109,576, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(v)  Revenue (continued)

During the years ended December 31, 2017, 2018 and 2019, the Group does not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue is recognized in a later year.

As of December 31, 2019, the aggregate amount of the transaction price allocated to the remaining performance obligation is RMB1,583,849 the Group expects to recognize RMB1,343,308 performance obligation as revenue in 2020, the remaining performance obligation is expected to be recognized as revenue in 2021 and after years. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

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

(x)  Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues primarily consists of (i) revenue sharing fees and content costs, including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salary and welfare, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges, and (ix) other costs.

The Group was subject to cultural development fee at a tax rate of 3% on service income from provision of advertising services in the PRC. The Group was also subject to surcharges of VAT, which are calculated based on 12% of the VAT paid for the years ended December 31, 2017, 2018 and 2019.

The Group reported other taxes and surcharges, and cultural development fees in cost of revenues.

Based on the Group’s corporate structure and the contractual arrangements among the Group’s PRC subsidiaries, the Group’s VIEs and their shareholders, the Group is effectively subject to 6%, 9% or 13% VAT and related surcharges on revenues generated by the Group’s subsidiaries based on the Group’s contractual arrangements entered into with the Group’s VIEs.

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

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software during the years ended December 31, 2017, 2018 and 2019, respectively.

(z)  Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) amortization of intangible assets from business acquisitions, and (iii) salary and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately RMB621,771, RMB1,065,866 and RMB2,981,328 during the years ended December 31, 2017, 2018 and 2019, respectively.

(aa)General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charge, and (iv) professional service fees.

(bb)Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of comprehensive income amounted to RMB214,848, RMB286,139 and RMB509,375 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group adopted these amendments to Subtopic 718-10 and there was no impact on the consolidated financial statements for the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(cc) Share-based compensation (continued)

The Group’s share-based awards mainly include share-based awards of JOYY as well as share-based awards of Huya, details of which are disclosed in Note 25. Fair value determination of these share-based awards is summarized as below:

(1) Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of YY in the Nasdaq Global Select Market

The fair value of restricted share units of Huya is determined with reference to stock price of Huya in the NYSE.

(2) Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of YY in the Nasdaq Global Select Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

The Group uses the similar meth in determining the fair value of share options granted by Huya.

(3) Restricted shares

Upon the acquisition of Bigo, Class A common shares are issued for the replacement awards to Bigo's employees to replace their original share-based awards, namely restricted shares. In determining the fair value of restricted share granted to Bigo's employees, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted shares is based on stock price of YY in the Nasdaq Global Select Market.

(4) Huya’s ordinary shares

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

Upon the completion of Huya’s initial public offering, the fair value of Huya’s ordinary shares is determined with reference to stock price of Huya in the NYSE.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(ee)  Leases

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2019, the Company adopted ASU No. 2016-02 (Topic 842) "Leases" using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Company has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

The main impact of the adoption of the standard is that assets and liabilities amounting to RMB145.2 million and RMB141.2 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months. The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group's consolidated financial statements.

Operating leases are included in operating lease right-of-use assets, current lease liabilities and non-current lease liabilities on the consolidated balance sheets.

(i) Right-of-use assets

Right-of-use assets, which mainly comprise of office lease, are initially measured at the present value of the lease payments. Amortization of the right-of-use assets is made over the lease term on a generally straight-line basis.

(ii) Lease liabilities

Lease liabilities are lessees' obligations to make the lease payments arising from a lease, measured on a discounted basis.

As a lessee, the weighted average remaining lease terms of the right-of-use assets was 2.79 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. A weighted average incremental borrowing rate of 4.98% was adopted at commencement date in determining the present value of lease payments.

For the year ended December 31, 2019, operating lease cost and short-term lease cost were RMB117,066 and RMB56,557, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2019. For the year ended December 31, 2019, cash paid for operating leases included in operating cash flows was RMB114,889. For the year ended December 31, 2019, lease liabilities arising from obtaining right-of-use assets was RMB112,917.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(ee)  Leases (continued)

A maturity analysis of the Company's operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

Office rental
RMB

2020	122,996
2021	95,307
2022	56,544
2023 and after	25,274
Total undiscounted cash flows	300,121
Less: imputed interest	(21,778)
Present value of lease liabilities	278,343

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

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

During the years ended December 31, 2017, 2018 and 2019, appropriations to general reserve fund and statutory surplus fund amounted to RMB3,861, RMB39,007, and RMB48,236, respectively.

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

(ii)   Dividends

Dividends are recognized when declared. No dividends on common shares were declared for the years ended December 31, 2017, 2018 and 2019, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

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

As of December 31, 2018 and 2019, accumulated other comprehensive income/loss of the Group is the foreign currency translation adjustments.

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

(mm) Recently issued accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company does not expect ASU 2016-13 to have a material impact to the Company’s consolidated financial statements.

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

The Company does not expect ASU 2017-04 to have a material impact to the Company’s consolidated financial statements.

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

As mentioned in Note 1(d), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIEs, namely Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan. As of December 31, 2019, Beijing Tuda owns the majority equity interests of Guanghzou Huaduo, Guangzhou Huaduo owns the majority equity interests of Guangzhou Huya, and Mr. David Xueling Li owns the majority equity interest of Guangzhou BaiGuoYuan.

Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan hold the licenses and permits necessary to conduct its internet value-added services in the PRC. If the Company had direct ownership of the VIE, it would be able to exercise its rights as a shareholder to effect changes in the board of directors, which in turn could affect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on the VIE and its shareholders’ performance of their contractual obligations to exercise effective control. In addition, the Group’s contractual agreements have terms range from 10 to 30 years, which are subject to Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology’s unilateral termination right. Under the respective service agreements, Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology will provide services including technology support, technology services, business support and consulting services to Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan, respectively, in exchange for service fees.

The amount of service fees payable is determined by various factors, including (a) a percentage of Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan’s revenues or earnings, and (b) the expenses that Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology incur for providing such services. Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology may charge up to 100% of the income in Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan and a multiple of the expenses incurred for providing such services, as determined by Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology, respectively, from time to time. The service fees payable by Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan to Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology are determined to be up to 100% of the profits of Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan, with the timing of such payment to be determined at the sole discretion of Beijing Huanju Shidai, Huya Technology and BaiGuoYuan Technology. If fees were incurred, it would be significant to the Company and the operating companies’ economic performance because it will be incurred and paid at up to 100% of the earnings of the VIE. Fees incurred would be remitted, subject to further PRC restrictions. None of the VIEs or their shareholders are entitled to terminate the contracts prior to the expiration date, unless under remote circumstances such as a material breach of agreement or bankruptcy as it pertains to the service and business operation agreements and their amendment.

For the years ended December 31, 2017, 2018 and 2019, the Company’s wholly owned foreign enterprises determined that service fees of RMB279,828, RMB744,339 and RMB1,843,097 were charged to the Group’s VIEs, respectively.

Further, the Group believes that the contractual arrangements among Beijing Huanju Shidai, Huya Technology, BaiGuoYuan Technology and Bilin Changxiang, the VIEs, and their shareholders are in compliance with PRC law and are legally enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If VIEs fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited. The Group’s ability to control the VIEs also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke or refuse to grant or renew the Group’s business and operating licenses;
●	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;
●	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;
●	require the Group to alter, discontinue or restrict its operations;
●	restrict or prohibit the Group’s ability to finance its operations, and;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

The following consolidated financial information of the Group’s VIEs excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	4,665,938	2,097,191
Restricted cash and cash equivalents	—	4,892
Short-term deposits	2,100,000	4,100,003
Restricted short-term deposits	—	650,000
Short-term investments	979,052	4,581,725
Accounts receivable, net	192,932	189,889
Amounts due from related parties	172,258	15,397
Financing receivables, net	725,336	74,247
Prepayments and other current assets	663,437	556,610
Total current assets	9,498,953	12,269,954

Non-current assets
Long-term deposits	1,000,000	—
Deferred tax assets	70,834	117,214
Investments	862,272	1,875,685
Property and equipment, net	655,402	911,427
Land use rights, net	1,784,639	1,736,544
Intangible assets, net	57,050	622,968
Right of use asset, net	—	65,840
Other non-current assets	143,240	281,989
Total non-current assets	4,573,437	5,611,667

Total assets	14,072,390	17,881,621

Liabilities
Current liabilities
Accounts payable	112,167	90,764
Deferred revenue	950,816	1,225,819
Advances from customers	101,690	150,091
Income taxes payable	162,118	319,888
Accrued liabilities and other current liabilities	2,207,138	2,657,811
Amounts due to related parties	28,336	208,833
Lease liabilities due within one year	—	34,292
Short-term loans	—	270,565
Total current liabilities	3,562,265	4,958,063

Non-current liabilities
Lease liabilities	—	31,105
Deferred revenue	86,977	228,111
Deferred tax liabilities	—	85,479
Other non-current liabilities	—	11,495
Total non-current liabilities	86,977	356,190

Total liabilities	3,649,242	5,314,253

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Net revenues	11,577,104	15,740,097	21,205,945
Net income	2,766,279	3,475,109	4,797,984

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Net cash provided by operating activities	3,974,085	4,672,879	6,267,972
Net cash used in investing activities	(3,571,668)	(1,212,622)	(4,985,027)
Net cash provided by financing activities	66,875	—	271,333
	469,292	3,460,257	1,554,278

(b)  Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s oversea operation and investing and financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(c)   Credit risk

Assets that potentially expose the Group to credit risk primarily consist of cash and cash equivalents, short-term deposits, long-term deposits, short-term investments, accounts receivable, financing receivables, amounts due from related parties, prepayments and other current assets.

As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents, short-term deposits, short-term investments and long-term deposits were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2017, 2018 and 2019 and believes that its credit risk to be minimal.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Business combination and disposal of subsidiaries and businesses

(a)     Business combination

Acquisition of Bigo

Immediately prior to this acquisition, the Company held 31.7% of equity interest of Bigo, a company which is primarily engaged in the video and audio broadcast business through its live-streaming applications and platforms all over the world. The Company had a contingent redemption right on its investment in Bigo, therefore the interest held by the Company did not meet the definition of in-substance common stock under ASC 323. As the investment in Bigo did not have readily determinable fair value, it was accounted for as an investment at cost less impairments, adjusted by observable price changes.

In February 2019, the Group entered into a share purchase agreement with Bigo and its shareholders. Under the agreement, the Group agreed to purchase all outstanding shares of Bigo that were not already owned by the Group. Pursuant to the agreement, the Company paid US$343.1 million in cash and issued 305,127,046 Class A common shares, which were outstanding, and 38,326,579 Class B common shares of the Company to Bigo’s selling shareholders. In addition, the Company has also issued 8,761,450 Class A common shares for future grants to employees as share-based awards. The acquisition was completed on March 4, 2019. The Group believed that the acquisition of Bigo helped the Group create enhanced live streaming content, expand global footprint and offer world-class user experiences for global user community. Upon the completion of the acquisition, Bigo became a wholly-owned subsidiary of the Group.

The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company’s common share as of the acquisition date:

As of acquisition date
RMB

Cash	2,300,196
Fair value of common shares issued	7,704,420
Fair value of previously held equity interest in Bigo	5,697,154
Elimination of preexisting amounts due from Bigo	323,002
Total consideration	16,024,772

The fair value of common shares issued above does not include post-acquisition share-based compensation amounting to RMB590,346. Out of the 305,127,046 Class A common shares issued and outstanding 38,042,760 shares are for the replacement awards to Bigo’s employees to replace their original share-based awards. The post-acquisition share-based compensation of RMB590,346 are share-based compensation subject to continuous employment and will be recognized as share-based compensation expenses over the remaining required service period.

Immediately before the acquisition, the amounts due from Bigo to the Company amounted to RMB323,002. This amount due from Bigo was effectively eliminated upon the acquisition. The amount of the preexisting amounts due from Bigo of RMB323,002 was included as part of the consideration.

In accordance with ASC 805, the Company’s previously held equity interest in Bigo was re-measured to fair value on the acquisition date, and a re-measurement gain of RMB2,669,334 was recognized as gain on fair value changes of investments. Acquisition-related costs of RMB27,162 was recognized as general and administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Business combination and disposal of subsidiaries and businesses (continued)

(a)     Business combination (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

	As of acquisition date	Amortization period
	RMB

Net tangible assets acquired:
-Cash and cash equivalents, restricted cash and cash equivalents and restricted short-term deposits	643,433
-Accounts receivables	386,517
-Other current assets	52,432
-Property and equipment, net	294,030
-Other non-current assets	174,837
Identifiable intangible assets acquired:
-Trademark	2,400,354	10 years
-User Base	1,027,191	3 years
-Non-compete agreement	81,129	1 year
-Others	6,195
Accrued liabilities and other liabilities	(1,156,854)
Deferred tax liabilities	(316,859)
Goodwill	12,432,367
Total	16,024,772

The Company estimated the fair value of acquired trademark using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. In terms of the fair value of the acquired user base, the excess earnings method was used. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. The Company’s determination of the fair values of acquired trademark and user base acquired involved the use of estimates and assumptions related to revenue growth rates, royalty rates, discount rates and attrition rates.

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and mainly comprised (a) the assembled work force and (b) the expected future growth, enhancing world-class user experiences and expansion in global markets as a result of the synergy resulting from the acquisition. The goodwill recognized was not expected to be deductible for income tax purpose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Business combination and disposal of subsidiaries and businesses (continued)

(a)     Business combination (continued)

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2018 and 2019 of the Company as if the acquisition had occurred on January 1, 2018. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets and corresponding deferred tax liability; (ii) recognition of the post-combination share-based compensation; (iii) removal of the transaction costs related to the acquisition; (iv) removal of the remeasurement gain of JOYY’s previously held interests in Bigo; (v) removal of fair value loss on derivative liabilities related to Bigo’s preferred shares; (vi) elimination of transaction between Bigo and the Company and (vii) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1 2018, nor is it indicative of future operating results.

	For the year ended December 31,
	2018	2019
	RMB	RMB

Pro forma net revenues	18,786,008	26,237,534
Pro forma net (loss) income	(153,302)	805,905

The amounts of revenues and earnings of Bigo since the acquisition date are disclosed in Note 32 “Segment Reporting”.

(b)    Disposal of subsidiaries and businesses

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

Disposal of online game business

In 2019, the Group entered into entered into a restructuring and subscription agreement with a third party company and the third party company's then shareholders. Pursuant to the agreement, Guangzhou Huaduo obtained 30% of equity interest of the third party company by injecting the Group's wholly owned online games business into the third party company. The Group disposed of its online games business by injecting it into the third party company. After the disposal, the Group classified the investment in this company as an equity investment without readily determinable fair value. The investment was initially recognised at fair value. With the assistance of an independent valuer, the Group has determined that the fair value of the investment upon initial recognition was RMB347,000. In addition, the Company also entered into a business cooperation agreement with this company under which the Group will provide internet traffic and other support to this company. The Company will help to collect recharge amount from certain users on behalf of this company and pay the recharge amount to this company. The fair value of the business cooperation agreement, being RMB103,600, is recognised as deferred revenue and will be recognised the amount as revenue over the estimated period in which the investee can be benefitted from such service, which is 5 years. As a result, a net gain of RMB82,699 was recognised, which is the difference between (a) the fair value of consideration received, which was RMB347,000 and (b) the carrying amount of the assets and liabilities being de-consolidated, the deferred revenue being recognised and the direct related tax resulting from the disposal, which was RMB264,301.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.    Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2018 and 2019 primarily consist of the following currencies:

	December 31, 2018		December 31, 2019
		RMB		RMB
	Amount	equivalent	Amount	equivalent

RMB	4,707,868	4,707,868	2,154,711	2,154,711
US$	188,869	1,296,284	229,198	1,598,931
Others	N/A	79	N/A	139,896
Total		6,004,231		3,893,538

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

6.    Short-term and Long-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Long-term deposits represent time deposits placed with banks with original maturities more than one year. The term deposits balance as of December 31, 2018 and 2019 primarily consist of the following currencies:

	December 31, 2018		December 31, 2019
		RMB		RMB
	Amount	equivalent	Amount	equivalent

Short-term deposits

RMB	2,100,000	2,100,000	4,500,003	4,500,003
US$	761,573	5,226,996	1,758,964	12,270,882
Total		7,326,996		16,770,885

Long-term deposits

RMB	1,000,000	1,000,000	—	—

7.    Restricted short-term deposits

As of December 31, 2019, the Group's restricted short-term deposits were RMB653,034, which was mainly pledged as collateral for the banking facilities of HK$320 million and US$40 million.

8.    Accounts receivable, net

	December 31,
	2018	2019
	RMB	RMB

Accounts receivable, gross	206,772	763,004
Less: allowance for doubtful receivables	(8,344)	(986)

Accounts receivable, net	198,428	762,018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

8.    Accounts receivable, net (continued)

The following table summarizes the details of the Group’s allowance for doubtful accounts:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Balance at the beginning of the year	(55,220)	(7,356)	(8,344)
Additions charged to general and administrative expenses, net	(3,049)	(1,198)	(117)
Write-off during the year	50,913	210	7,475

Balance at the end of the year	(7,356)	(8,344)	(986)

9.    Financing receivables, net

Financing receivables consist of the following:

	December 31,
	2018	2019
	RMB	RMB

Financing receivables, gross
Micro-credit personal loans	734,108	194,517
Corporate loans	274,857	226,977
Total	1,008,965	421,494

Less: allowance for financing receivables	(15,829)	(186,770)

Financing receivables, net	993,136	234,724

Current portion	768,343	105,344
Non-current portion	224,793	129,380

As of December 31, 2018, micro-credit personal loans amounting to RMB371,031 was guaranteed by a third party corporation. The co-operation with this third party corporation was ceased in 2019 and as of December 31, 2019 the personal loans were not guaranteed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.  Financing receivables, net (continued)

The following table presents the aging of gross financing receivables as of December 31, 2018 and 2019.

	1-90 days	91-180 days	181-360 days	over 1 year	Total		Total financing
	past due	past due	past due	past due	past due	Current	receivables

December 31, 2018
Micro-credit personal loans	13,074	6,590	1,411	—	21,075	713,033	734,108
Corporate loans	—	—	—	—	—	274,857	274,857
	13,074	6,590	1,411	—	21,075	987,890	1,008,965

December 31, 2019
Micro-credit personal loans	29,109	26,192	36,999	20,183	112,483	82,034	194,517
Corporate loans	—	—	195,143	—	195,143	31,834	226,977
	29,109	26,192	232,142	20,183	307,626	113,868	421,494

The non-accrual financing receivables related to personal loans as of December 31, 2018 and 2019 amounted to RMB8,001 and RMB83,374, respectively, as they were past due for over 90 days. As a result, an impairment charge of RMB104 million was recognized in general and administrative expenses for the year ended December 31, 2019 due to the increasing receivables of past due.

A majority of the Group's corporate loan business was in the form of sale-and-leaseback arrangements, under which the Group purchases equipment from third party companies and lease back the equipment to the sellers. In 2019, one lessee was unable to repay the principal amount of around RMB15 million due in January and was default. Total financial receivable due from the lessee is RMB195 million. The Group has brought certain lawsuits against this lessee to the court, claiming the lessee to repay all the outstanding amount. Upon the date of the issuance of the consolidated financial statements, the court has passed the first instance judgement on all of these lawsuits, which supported the Group's claim and ordered the lessee to repay all the outstanding amounts due to the Group. Furthermore, the Group pledged or preserved additional assets of the lessee or its related entity as collateral. Based on the Group’s assessment on the lessess’ finance condition and the recoverable amount from the collateral, the financial receivable cannot be fully recovered. As a result, an impairment charge of RMB67 million was recognized in general and administrative expenses for the year ended December 31, 2019, against the carrying value of the financing receivables.

The financing receivable was placed on non-accrual status. The Group has decided not to further develop corporate loan business so as to avoid further potential risk arising from such business.

Movement of allowance for financing receivables is as follows:

	For the year ended December 31,
	2018	2019
	RMB	RMB

Balance at the beginning of the year	—	(15,829)
Charge for the year	(15,829)	(170,941)

Balance at the end of the year	(15,829)	(186,770)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.  Prepayments and other current assets

	December 31,
	2018	2019
	RMB	RMB

Interests receivable	218,553	324,019
Prepayments and deposits to vendors and content providers	183,293	235,134
Loans to third parties	180,964	93,253
Value added taxes to be deducted	69,563	84,783
Receivables from payment platforms	112,061	74,770
Rental and other deposits	22,457	38,489
Employee advances	11,536	27,683
Receivables from disposal of subsidiaries and investments	59,255	19,882
Amounts receivables from issuance of a subsidiary’s preferred shares	102,951	—
Others	58,386	72,794

Total	1,019,019	970,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.  Investments

	December 31,
	2018	2019
	RMB	RMB

Equity investments accounted for using the equity method (i)	378,378	754,144
Equity investments with readily determinable fair values (ii)	238,915	115,926
Equity investments without readily determinable fair values (iii)	3,974,231	1,492,837

Total	4,591,524	2,362,907
(i)	In 2018 and 2019, the Group acquired minority stake of a number of privately-held entities with total consideration of RMB14,277 and RMB332,401, respectively. Investments have been accounted for under the equity method where the Group has significant influence on these investees and the investments are considered as in-substance common shares.
(ii)	In 2018, the Group made an investment in an investment fund with total consideration of RMB204,499, which primarily invests in public stock market. The Group does not have the ability to exercise significant influence over the investment. Therefore, it has been precluded from applying the equity method of accounting.

In 2019, the Group disposed of an investment with readily determinable fair values, for a cash consideration of RMB141,875.

In 2018 and 2019, fair value loss of RMB113,677 and fair value gain of RMB21,942 related to investments with readily determinable fair values were recognized in the consolidated statements of comprehensive income (Note 28), respectively.

(iii)	Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2018 and 2019, the Group acquired minority preferred shares or ordinary shares of a number of privately-held entities with total consideration of RMB2,118,648 and RMB723,024, respectively. The ownership interests were less than 20% of the investees’ total equities or the ownership interest redeemable upon condition. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes.

In 2019, The Group completed the acquisition of the remaining 68.3% of equity interest in Bigo and Bigo became a wholly owned subsidiary of the Group. Therefore the previously held 31.7% equity interest in Bigo, which was classified as equity investments without readily determinable fair value, was derecognized. Please refer to Note 4(a) for the acquisition of Bigo.

In 2019, the Group partially disposed of an investment without readily determinable fair values, with a consideration of RMB23,761.

In 2018 and 2019, fair value gain of RMB1,803,081 and RMB2,657,370 due to the observable price change, were recognized in gain on fair value changes of investments (Note 28), which was mainly due to gain on the fair value change on the investment in Bigo before the Company’s acquisition of Bigo. Out of the fair value gain of RMB1,803,081 for the year ended December 31, 2018, fair value gain of RMB356,545 was realized and RMB1,446,536 was unrealized. Out of the fair value gain of RMB2,657,370 for the year ended December 31, 2019, fair value gain of RMB2,676,014 was realized and fair value loss of RMB18,644 was unrealized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.  Investments (continued)

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2017, 2018 and 2019, based on the Group’s assessment, an impairment charge of RMB43,205, RMB35,348 and RMB62,334 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

12.  Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2018	2019
	RMB	RMB

Gross carrying amount
Servers, computers and equipment	679,735	1,865,395
Buildings	857,020	867,518
Construction in progress	211,657	333,550
Decoration of buildings	103,305	103,305
Leasehold improvements	22,913	76,560
Motor vehicles	38,407	48,638
Furniture, fixture and office equipment	26,439	35,253
Total	1,939,476	3,330,219
Less: accumulated depreciation	(643,157)	(1,068,559)

Less: impairment loss	—	(5,300)

Property and equipment, net	1,296,319	2,256,360

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 were RMB176,715, RMB150,991, and RMB362,495, respectively.

13.  Land use rights, net

Land use rights consist of the following:

December 31, 2019
RMB

Gross carrying amount	1,924,563
Less: accumulated amortization	(188,019)

Land use rights, net	1,736,544

Amortization expense for the years ended December 31, 2017, 2018 and 2019 were RMB47,909, RMB48,100 and RMB48,096, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.  Land use rights, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of land use rights
RMB

2020	48,096
2021	48,096
2022	48,096
2023	48,096
2024	48,096

14.  Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2018	2019
	RMB	RMB

Gross carrying amount
Trademark	—	2,497,480
User bases	—	1,069,668
License	32,000	142,318
Non-compete agreement	—	84,412
Operating rights	67,080	76,272
Software	39,535	60,309
Domain names	26,819	28,044
Technology	18,094	18,237
Others	—	2,158

Total of gross carrying amount	183,528	3,978,898

Less: accumulated amortization

Trademark	—	(208,128)
User bases	—	(366,139)
License	(1,422)	(4,435)
Non-compete agreement	—	(70,348)
Operating rights	(48,451)	(63,147)
Software	(28,406)	(50,151)
Domain names	(11,213)	(13,327)
Technology	(11,856)	(11,916)
Others	—	(91)

Total accumulated amortization	(101,348)	(787,682)

Less: accumulated impairment	(7,495)	(11,353)

Intangible assets, net	74,685	3,179,863

Amortization expense for the years ended December 31, 2017, 2018 and 2019 were RMB14,510, RMB20,995 and RMB669,657, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

14.  Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of intangible assets
RMB

2020	728,771
2021	391,154
2022	325,675
2023	325,548
2024	272,618

The weighted average amortization periods of intangible assets as of December 31, 2018 and 2019 are as below:

December 31,
	2018	2019

Trademark	Not applicable	10 years
User base	Not applicable	3 years
License	15 years	15 years
Non-compete agreement	Not applicable	1 year
Operating rights	2 years	2 years
Software	4 years	4 years
Domain names	15 years	15 years
Technology	Not applicable	Not applicable
Others	Not applicable	10 years

15.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 are as follows:

	YY	Bigo	Total
	RMB	RMB	RMB

Balance as of December 31, 2017	11,716	—	11,716

Foreign currency translation adjustments	47	—	47
Balance as of December 31, 2018	11,763	—	11,763

Increase in goodwill related to acquisition	—	12,432,367	12,432,367
Foreign currency translation adjustments	16	503,046	503,062
Balance as of December 31, 2019	11,779	12,935,413	12,947,192

The increase in goodwill in 2019 was related to the acquisition of Bigo. Please refer to Note 4(a) for the acquisition of Bigo.

The Group performs its annual goodwill impairment test of each reporting unit in the fourth quarter, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the entity-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Goodwill (continued)

The Group performed a goodwill impairment analysis in the fourth quarter of 2019. When determining the fair value of Bigo reporting unit, the Group used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a seven-year future cash flow projection and an estimated terminal value.  The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the seven-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the YY and Bigo reporting units’ operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment, the fair value of Bigo reporting units exceeded their carrying value by around 1% of the carrying value of the Bigo reporting unit.

16.  Deferred revenue

	December 31,
	2018	2019
	RMB	RMB

Deferred revenue, current
Live streaming	842,040	1,220,722
Others	109,576	122,586
Total current deferred revenue	951,616	1,343,308

Deferred revenue, non-current
Live streaming	80,734	177,598
Others	10,976	62,943
Total non-current deferred revenue	91,710	240,541

17.  Accrued liabilities and other current liabilities

	December 31,
	2018	2019
	RMB	RMB

Revenue sharing fees	1,318,561	1,820,663
Salaries and welfare	329,169	882,644
Marketing and promotion expenses	213,216	688,530
Bandwidth costs	131,252	417,213
Value added taxes and other taxes payable	109,040	410,357
Payables to merchants	75,471	106,814
Deposits from third parties	82,771	81,251
Other payable to content providers	30,313	76,162
Others	124,578	189,366

Total	2,414,371	4,673,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.  Short-term loans

	December 31,
	2018	2019
	RMB	RMB

Short-term loans	—	557,203

The Group entered into agreements with banks, pursuant to which the Group borrowed three loans with total principal amount of HK $320 million and US$39 million (equivalent to RMB557 million) within a banking facility of HK$320 million and US$40 million in 2019, respectively. These loans were all with a maturity of less than one year and the annual interest rates ranged from 2.38% to 3.77%. Short-term deposits of RMB650 million were pledged as collateral for the banking facilities, which were classified as restricted short-term deposits.

19.  Convertible bonds

	December 31,
	2018	2019
	RMB	RMB

Convertible bonds, current
2019 Convertible Senior Notes	6,863	—

Convertible bonds, non-current
2025 Convertible Senior Notes	—	2,646,642
2026 Convertible Senior Notes	—	2,361,929
Total	—	5,008,571

On June 19, 2019, the Company issued Convertible Senior Notes due 2025 with principal amount of US$500 million (the “Notes due 2025”) and Convertible Senior Notes due 2026 with principal amount of US$500 million (the “Notes due 2026”) (collective the “Notes”). The Notes due 2025 and Notes due 2026 bear interest at a coupon rate of 0.75% and 1.375% per year, respectively, and both of them are payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The Notes due 2025 will mature on June 15, 2025 and the Notes due 2026 will mature on June 15, 2026. The Notes due 2025 and the Notes due 2026 may be converted, under certain circumstances, based on an initial conversion rate of 10.4271 ADS per USD1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$95.9 per ADS).

The Notes due 2025 and Notes due 2026 are not redeemable prior to their maturity date, except that the holders of the Notes (the “Holders”) have a noncontingent option to require the Company to repurchase for cash all or any portion of their Notes on June 15, 2023 and June 15, 2024, respectively. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Upon conversion, the Company may deliver ADS, cash, or a combination of ADS and cash at the option of the Company itself.  Therefore, the Notes due 2025 and Notes due 2026 contains cash conversion features, which was an equity component and need to be bifurcated from the debt component of the Notes. Determination of the carrying amount of the debt component was based on the fair value of a similar debt instrument excluding the embedded conversion feature, by using discounted cash flow method. The conversion features were recognized by ascribing the difference between the proceeds and the fair value of the debt component in Additional paid-in capital. As a result, the cash conversion version features for the Notes due 2025 and Notes due 2026 were US$364 million and US$324 million after deducting debt issuance costs, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.  Convertible bonds (continued)

The net proceeds to the Company from the issuance of the Notes due 2025 were US$491 million. Debt issuance costs of the Notes due 2025 were US$9 million. Out of the debt issuance costs, US$7 million was amortized to interest expense from the issuance date (June 19, 2019) to the first put date of the Notes (June 15, 2023) and US$2 million was allocated as deduction to the equity component. The net proceeds to the Company from the issuance of the Notes due 2026 were US$491 million. Debt issuance costs of the Notes due 2026 were US$9 million. Out of the debt issuance costs, US$6 million was amortized to interest expense from the issuance date (June 19, 2019) to the first put date of the Notes (June 15, 2024) and US$3 million was allocated as deduction to the equity component.

The value of Notes due 2025 and Notes due 2026 is initially measured by the cash received after deducting the issuance cost and the bifurcation of the conversion features. The Notes due 2025 and Notes due 2026 are subsequently stated at amortized cost. The difference between the principal amount of the Notes due 2025 and Notes due 2026 and the amount of the proceeds allocated to the debt component plus the issuance costs are regarded as a debt discount, which is subsequently amortized through interest expense over the Notes due 2025 and Notes due 2026’s expected life using the interest method, respectively.

As of December 31, 2019, RMB 5,008.6 million (US$719.4 million) has been accounted for as the value of the convertible bonds in non-current liabilities. Interest expense related to the Notes due 2025 and Notes due 2026 recognized during the years ended December 31, 2019 was RMB246,434.

During 2019, the outstanding 2019 Convertible Senior Notes matured and were redeemed by the holders. Interest expense related to 2019 Convertible Senior Notes recognized during the years ended December 31, 2018 and 2019 was RMB149 and RMB38, respectively.

Concurrently with the issuance of the Notes, the Company purchased a capped call option (“Purchased Call Option”) in the amount of US$77,000, in order to mitigate the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to USD127.9 per ADS. Counterparty agreed to sell to the Company up to approximately 10.4 million ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of USD95.9 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders’ equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

20.   Cost of revenues

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Revenue sharing fees and content costs	5,727,081	8,272,696	12,861,431
Bandwidth costs	695,839	967,436	1,722,979
Payment handling costs	72,953	104,772	866,455
Salary and welfare	237,063	323,623	746,517
Technical service fee	18,232	42,686	327,403
Depreciation and amortization	128,639	117,293	282,162
Share-based compensation	42,759	74,339	81,254
Other taxes and surcharges	48,360	48,724	68,471
Other costs	55,476	65,565	191,678

Total	7,026,402	10,017,134	17,148,350

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.  Other income

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Government grants	88,873	88,488	247,416
Others	24,314	29,372	74,687

Total	113,187	117,860	322,103

22.  Income tax

(i)	Cayman Islands

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

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong are not subject to any Hong Kong withholding tax.

(iv)	Singapore

The income tax provision of the Group in respect of its international operations in Singapore was calculated at the tax rate of 17% on the assessable profits, based on the existing legislation, interpretations and practices in respect thereof.

According to the Development and Expansion Incentive (the “Incentive”) pursuant to the provisions of Part IIIB of the Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86, corporations engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of not less than 5% for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable).

The Group’s Singapore entities provided for income tax are as follows:

●	Bigo Singapore applied for the Incentive and received approval in October 2018. Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022, and will need to re-apply for the Incentive qualification renewal in 2023.
●	Other Singapore entities were subject to 17% income tax for the periods reported.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.  Income tax (continued)

(v)	PRC

The Company’s subsidiaries and VIEs in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification in any year, the enterprise cannot enjoy the preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Enterprises qualified as software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Enterprises wishing to enjoy the status of a Software Enterprise or a KNSE must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before adopting the preferential EIT rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential EIT treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential EIT rates but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise/KNSE status.

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

The Group’s PRC entities provided for enterprise income tax are as follows:

●	Guangzhou Huaduo applied for the renewal of HNTE qualification and received approval in December 2019. Guangzhou Huaduo is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification renewal in 2022.
●	In 2018, Guangzhou Huanju Shidai was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10%. In 2019, Guangzhou Huanju Shidai is expected to enjoy a reduced tax rate of 10% based on its self-assessment.
●	In June 2017, Guangzhou Juhui Information Technology Co., Ltd. was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate beginning from 2016 and 12.5% preferential tax rate beginning from 2018.
●	Huya Technology was qualified as a Software Enterprise and enjoyed the zero preferential tax rate in 2017 and 2018. In 2019, Huya Technology assessed it is qualified as a KNSE and applied the preferential income tax rate of 10%.
●	Guangzhou Huya was qualified as an HNTE in 2018. It is entitled to enjoy the preferential tax rate of 15% for three years starting from 2018, and will need to apply for HNTE qualification renewal in 2021.
●	Guangzhou BaiGuoYuan was qualified as a Software Enterprise and enjoyed the zero preferential tax rate in 2018 and 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.  Income tax (continued)

(v)    PRC (continued)

●	BaiGuoYuan Technology was qualified as an HNTE in 2018. It is entitled to enjoy the preferential tax rate of 15% for the years 2018 through 2020, and will need to re-apply for HNTE qualification renewal in 2021.
●	Other PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

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

Qualified subsidiaries and VIEs of the Group claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2018 and 2019 are approximately RMB11,519,699 and RMB16,010,167, respectively.

In 2017, the Group determined to cause one of its PRC subsidiaries, Guangzhou Huanju Shidai, to declare and distribute a one-off cash dividend of part of its stand-alone earnings from 2014 to 2016, amounting to US$15,000, to its direct oversea parent company, Duowan BVI. Guangzhou Huanju Shidai paid for the withholding tax in the amount of US$1,500 in 2017. The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2018 and 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.   Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Income (loss) before income tax expenses
PRC entities	2,919,350	3,494,192	4,265,759
Non-PRC entities	(28,172)	(959,721)	(57,648)
Total	2,891,178	2,534,471	4,208,111

Current income tax expenses
PRC entities	(402,012)	(379,130)	(684,086)
Non-PRC entities	(9,880)	(48,931)	(30,565)
Total	(411,892)	(428,061)	(714,651)

Deferred income tax benefit (expenses)
PRC entities	(3,919)	(25,081)	63,582
Non-PRC entities	—	(24,565)	104,447
Total	(3,919)	(49,646)	168,029

Income tax expenses
PRC entities	(405,931)	(404,211)	(620,504)
Non-PRC entities	(9,880)	(73,496)	73,882
Total	(415,811)	(477,707)	(546,622)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.  Income tax (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2017	2018	2019

PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax benefit	13.2%	16.5%	8.9%
Effect of different tax rates available to different jurisdictions (i)	(0.3)%	(10.1)%	10.9%
Permanent differences (ii)	(1.8)%	(3.5)%	(1.3)%
Change in valuation allowance	(2.3)%	(1.6)%	(11.2)%
Effect of Super Deduction available to the Group	1.8%	4.9%	4.7%
Effective income tax rate	(14.4)%	(18.8)%	(13.0)%

Per ADS effect of tax holiday (RMB)	4.71	5.35	6.59
Per share effect of tax holiday (RMB)	0.24	0.27	0.33
(i)	The effect of different tax rates available to different jurisdictions was mainly due to the fair value loss on derivative liabilities incurred by Huya whose applicable tax rate is zero for the year ended December 31, 2018. The effect of different tax rates available to different jurisdictions was mainly due to the re-measurement gain of the previously held equity interest in Bigo on the acquisition date incurred by Duowan BVI whose applicable tax rate is zero for the year ended December 31, 2019.
(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.  Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2018 and 2019 are as follows:

	December 31,
	2018	2019
	RMB	RMB

Deferred tax assets:
Tax loss carried forward	148,899	707,744
Allowance for doubtful receivable, accrued expense and others not currently deductible for tax purposes	84,249	173,512
Deferred revenue	36,007	90,959
Impairment of investment	17,180	19,280
Others	753	2,725
Valuation allowance (i)	(175,793)	(722,280)

Amounts offset by deferred tax liabilities	(40,461)	(144,305)

Total deferred tax assets, net	70,834	127,635

Deferred tax liabilities:
Related to the fair value changes of investments	61,658	70,517
Related to acquired intangible assets	1,531	323,466
Others	4,777	14,961

Amounts offset by deferred tax assets	(40,461)	(144,305)

Total deferred tax liabilities, net	27,505	264,639
(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.  Income tax (continued)

Movement of valuation allowance

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Balance at beginning of the year	(80,712)	(135,505)	(175,793)
Additions	(78,978)	(113,597)	(585,557)
Reversals	24,185	73,309	39,070
Balance at end of the year	(135,505)	(175,793)	(722,280)

Tax loss carry forwards

As of December 31, 2019, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to RMB1,495,129, which were mainly generated by non-HNTEs and will then expire if not used between 2020 and 2024. The accumulated tax losses of subsidiaries incorporated in Hong Kong, Singapore and other countries, subject to the agreement of the relevant tax authorities, of RMB15,573, RMB3,096,692 and RMB351,108 respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore have no time limit.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2019.

23.  Mezzanine equity

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

23.  Mezzanine equity (continued)

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

Upon the completion of Huya’s IPO in May 2018, all the redeemable convertible preferred shares were automatically converted into ordinary share of Huya. As a result, the Group held 44.0% of the outstanding ordinary shares of Huya. However, the Group is able to control Huya under Huya’s dual voting structure by gaining the simple majority of the voting right of Huya immediately after the IPO. Accordingly, the Group continues to consolidate the operations and the financial results of Huya and provides for non-controlling interests reflecting ordinary shares in Huya held by shareholders other than the Group in the consolidated financial statements. The Group derecognized the derivative liability mentioned above and recognized a one-time credit to additional paid-in capital of RMB4,804,947 in shareholders’ equity in the consolidated balance sheets to reflect: 1) the increase in the value of the Group’s equity in Huya resulted from the proceeds from Huya’s IPO amounting to RMB795,073 and 2) conversion of redeemable convertible preferred shares amounting to RMB4,009,874.

In 2018, another subsidiary of the Group issued 500,000,000 shares of redeemable convertible preferred shares for cash consideration of US$50,000 (equivalent to RMB345,420 as of the issuance date) to certain third-party investors. The Group classifies the redeemable convertible preferred shares as mezzanine equity and records accretion of redemption value in accordance with ASC 480-10. The Group used the interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the non-controlling interests. Accretion of redeemable convertible preferred shares to redemption value of RMB5,758 and RMB34,448 was recognized for the years ended December 31, 2018 and 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.   Common shares and treasury shares

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

During the year ended December 31, 2019, 6,216,060 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share. 305,127,046 Class A common shares and 38,326,579 Class B common shares were issued to Bigo’s selling shareholders during Bigo’s acquisition.

On August 13, 2019, the Company’s board of directors approved a share repurchase programs (the “Share Repurchase Program”), pursuant to which the Company may repurchase from time to time at management’s discretion, at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, up to US$300 million in total of the Company’s outstanding ADSs for a period not to exceed twelve (12) months from the date of approval by board of directors. For the year ended December 31, 2019, the Company had repurchased an aggregate of 434,145 ADSs, representing 8,682,900 Class A common shares at an average price of US$54.6194 per ADS, or US$2.7310 per Class A common share, for aggregate consideration of US$23.7 million. Since the shares repurchased hasn’t been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company purchased a capped call option of US$11.7 million for the repurchase of shares. Upon expiration of the option, if the closing market price of the Company’s common share is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreement. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. The agreement was expired in January 2020 and the Company received approximate US$12.2 million (approximately RMB84.8 million) of cash  that was recorded in equity.

As of December 31, 2019, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 1,301,845,404 Class A common shares and 326,509,555 Class B common shares had been issued, 1,293,162,504 Class A common shares and 326,509,555 Class B common shares were outstanding, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation

(a)  JOYY’s share-based awards

(i)    Restricted Share Units

On September 16, 2011, the board of directors of the Company approved the 2011 Share Incentive Scheme which include share options, restricted share units and restricted shares. In October 2012, the board of directors of the Company resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of the Company.

During the years ended December 31, 2017, 2018 and 2019, the Company granted restricted share units to employees of  22,090,030, 11,977,794 and 16,114,095 respectively pursuant to the 2011 Share Incentive Plan.

During the years ended December 31, 2017, 2018 and 2019, the Company granted restricted share units to non-employees of 150,000, nil and nil pursuant to the 2011 Share Incentive Plan.

The following table summarizes the restricted share units activity for the years ended December 31, 2017, 2018 and 2019:

		Weighted
	Number of	average
	restricted	grant-date
	shares	fair value (US$)

Outstanding, December 31, 2016	20,955,720	2.4320

Granted	22,090,030	5.3001
Forfeited	(4,007,728)	2.5561
Vested	(8,163,878)	2.3227

Outstanding, December 31, 2017	30,874,144	4.4969

Granted	11,977,794	4.7052
Forfeited	(5,115,304)	4.6843
Vested	(12,507,000)	3.6776

Outstanding, December 31, 2018	25,229,634	4.9639

Granted	16,114,095	3.0005
Forfeited	(6,381,786)	4.7840
Vested	(7,848,811)	4.7427

Outstanding, December 31, 2019	27,113,132	3.9034

Expected to vest as of December 31, 2019	25,703,976	3.8916

For the years ended December 31, 2017, 2018 and 2019, the Company recorded share-based compensation of RMB211,189, RMB372,281 and RMB207,185 using the graded-vesting attribution method. As of December 31, 2019, total unrecognized compensation expense relating to the restricted share units was RMB375,846. The expense is expected to be recognized over a weighted average period of 1.09 years using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(ii)   Restricted Shares

In connection with the acquisition of Bigo in March 2019, the Group issued common shares to replace Bigo’s share incentive scheme.

There are mainly three types of vesting schedule under Bigo’s share incentive scheme, which are: i) 50% of the share-based awards will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) share-based awards will be vested in four equal installments over the following 48 months, and iii) share-based awards will be vested in three equal installments over the following 36 months. After the acquisition, Bigo’s share incentive scheme are replaced by JOYY’s restricted shares of 38,042,760 without change in vesting terms. The post-acquisition share-based compensation expenses are recognized over the remaining vesting period after the acquisition date.

In addition, the Company granted additional restricted shares to employees of 16,041,327, during the year ended December 31, 2019.

The following table summarizes the restricted shares activity for the three months ended December 31, 2019:

		Weighted
	Number of	average
	restricted	grant-date fair
	shares	value (US$)

Outstanding, December 31, 2018	—	—

Replacement due to acquisition of Bigo	38,042,760	3.6100
Granted	16,041,327	3.4750
Forfeited	(7,279,877)	3.6302
Vested	(8,599,959)	3.6608

Outstanding, December 31, 2019	38,204,251	3.5267

Expected to vest as of December 31, 2019	32,715,029	3.5533

For the year ended December 31, 2019, the Company recorded share-based compensation for restricted shares of RMB364,907 using the graded-vesting attribution method.

As of December 31, 2019, total unrecognized compensation expense relating to the restricted shares was RMB438,455. The expense is expected to be recognized over a weighted average period of 1.58 years using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(iii)  Share options

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

2011 Share Incentive Scheme

Grant of options

During the year ended December 31, 2019, the Company granted 438,100 share options to employees, pursuant to the 2011 Share Incentive Scheme.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)

Outstanding, January 1, 2018	—	—	—	—
Granted	10,934,300	4.7025

Outstanding, December 31, 2018	10,934,300	4.7025	5.29	—
Granted	438,100	3.5350
Forfeited	(1,065,000)	4.5225

Outstanding, December 31, 2019	10,307,400	3.8069	5.45	—

Expected to vest as of December 31, 2019	10,307,400	3.8069	5.45	—
Exercisable as of December 31, 2019	2,134,100	4.7025	6.50	—

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(iii)  Share options (continued)

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2018 and 2019 and the exercise price. The total intrinsic value was nil due to the higher exercise price compared to the Company’s common shares as of December 31, 2018 and 2019 and the exercise price.

For the year ended December 31, 2019, the Company recorded share-based compensation of RMB88,330 using the graded vesting attribution method.

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	2018		2019
Weighted average fair value per option granted	US$	2.6425	US$	1.7582
Weighted average exercise price	US$	4.7025	US$	3.5350
Weighted average Risk-free interest rate (1)		2.77%		1.82%
Expected term (in year) (2)		5-6		6
Expected volatility (3)		57%		56%
Dividend yield (4)		—		—
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on US Treasury Bonds of similar tenor at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the Company at the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its common shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

(b)  Huya’s share-based awards

On July 10, 2017, the Board of Directors of Huya approved the establishment of 2017 Share Incentive Plan (“Huya’s 2017 Share Incentive Plan”), the purpose of which is to provide an incentive for employees contributing to Huya. Huya’s 2017 Share Incentive Plan shall be valid and effective for 10 years from the establishment date. The maximum number of shares that may be issued pursuant to all awards under 2017 Share Incentive Plan shall be 17,647,058 shares. On March 31, 2018, the Board of Directors of Huya approved to increase the maximum number of shares that may be issued, from 17,647,058 shares to 28,394,117 shares, including incentive share options and restricted share units.

(i)    Share options

Grant of options

During the year ended December 31, 2017, Huya granted 11,737,705 share options to employees.

During the year ended December 31, 2018, Huya granted 5,918,353 and 220,000 share options to employees and non-employees, respectively.

During the year ended December 31, 2019, no share option was granted to employees or non-employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation (continued)

(b)  Huya’s share-based awards (continued)

(i)    Share options (continued)

Vesting of options

There are mainly three types of vesting schedule, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) options will be vested in four equal installments over the following 48 months, and iii) options will be vested in four equal installments over the following 24 months.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)

As of December 31, 2016	—	—	—	—
Granted	11,737,705	2.5500
Forfeited	(18,000)	2.5500

As of December 31, 2017	11,719,705	2.5500	9.75	2,227
Granted	6,138,353	2.4672
Forfeited	(75,000)	2.5500
Cancelled	(262,503)	2.5500

As of December 31, 2018	17,520,555	2.5210	8.82	227,049
Granted	—	—
Forfeited	(257,750)	2.5500
Exercised	(2,011,144)	2.3290

As of December 31, 2019	15,251,661	2.5458	7.84	234,939
Expected to vest as of December 31, 2019	9,790,460	2.5500	7.88	150,773
Exercisable as of December 31, 2019	5,410,546	2.5383	7.77	83,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation (continued)

(b)  Huya’s share-based awards (continued)

(i)    Share options (continued)

Vesting of options (continued)

Prior to the completion of the IPO, Huya has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	2017		2018

Weighted average fair value per option granted	US$	1.3798	US$	5.2130
Weighted average exercise price	US$	2.55	US$	2.47
Risk-free interest rate (1)		2.25%		2.83%
Expected term (in year) (2)		10		10
Expected volatility (3)		55%		55%
Dividend yield (4)		—		—
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	Huya has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on Huya’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation in general and administrative expenses of nil, RMB20,980 and RMB6,746 for the share options granted to non-employees.

For the years ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation of RMB19,473, RMB151,242 and RMB102,970, using the graded-vesting attribution method, including accelerated compensation cost amounted to RMB1,869 due to that 262,503 share options were canceled during the year ended December 31, 2018 without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.

As of December 31, 2019, there was RMB74,614 unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan. The expense is expected to be recognized over a weighted-average remaining vesting period of 0.91 years using the graded vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation (continued)

(b)  Huya’s share-based awards (continued)

(ii)   Restricted share units

Grant of restricted share units

During the years ended December 31, 2017, no restricted share unit was granted to employees or non-employees.

During the year ended December 31, 2018, Huya granted 4,183,685 and 10,000 restricted share units to employees and non-employees, respectively.

During the year ended December 31, 2019, Huya granted 2,908,370 and nil restricted share units to employees and non-employees, respectively.

Vesting of restricted share units

There are mainly three types of vesting schedule for employees, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) restricted share units will be vested in four equal installments over the following 48 months, and iii) 25% of the restricted share units will be vested after 6 months of the grant date and the remaining 75% will be vested in three equal installments over the following 36 months.

The following table summarizes the activity of restricted share units for the years ended December 31, 2017, 2018 and 2019:

		Weighted
	Number of	average
	restricted	grant-date
	share units	fair value (US$)

Outstanding, January 1, 2017 and December 31, 2017	—	—
Granted	4,193,685	9.0242
Forfeited	(76,500)	7.1600
Vested	(10,000)	19.5900

Outstanding, December 31, 2018	4,107,185	9.0331
Granted	2,908,370	22.7642
Forfeited	(270,707)	14.8129
Vested	(465,000)	7.1600

Outstanding, December 31, 2019	6,279,848	15.4350
Expected to vest at December 31, 2019	6,040,024	15.0623

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.  Share-based compensation (continued)

(b)  Huya’s share-based awards (continued)

For the years ended December 31, 2017, 2018 and 2019, Huya recorded share-based compensation of nil, RMB69,620 and RMB176,778 using the graded vesting attribution method.

For the years ended December 31, 2017, 2018 and 2019, Huya recorded share-based compensation in general and administrative expenses of nil, RMB1,076 and nil for the restricted share units granted to non-employees.

As of December 31, 2019, total unrecognized compensation expense relating to the restricted share units was RMB412,186. The expense is expected to be recognized over a weighted average period of 1.16 year using the graded-vesting attribution method.

(iii) Ordinary shares awards

In October 2017, the Company transferred, at nominal consideration, 1,551,495 ordinary shares of Huya to the management of the Group, for their service provided. The share awards were immediately vested and the Company recorded a share-based compensation charge of RMB28,226 for the year ended December 31, 2017.

In 2018, the Company transferred 367,870 ordinary shares of Huya to the management of the Group, for the service provided. The shares awards will be vested over 5 years. For the year ended December 31, 2018 and 2019, the Company recorded share-based compensation of RMB5,227 and RMB9,060, respectively.

The fair value of the ordinary shares of Huya was determined at the grant date by the Company.

(c)  Other subsidiaries’ share-based awards

For the years ended December 31, 2017, 2018 and 2019, the Company recorded share-based compensation reversal of RMB1,227, share-based compensation expense of RMB7,916 and a reversal of RMB1,082 for restricted shares to the founders or management of the subsidiaries of a variable interest entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2017, 2018 and 2019 are calculated as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Numerator:
Net income attributable to common shareholders of the Company	2,493,235	1,641,958	3,379,330
Interest expenses of convertible notes	20,820	149	—
Incremental dilution from Huya(1)	—	—	(14,004)
Numerator for diluted income per share	2,514,055	1,642,107	3,365,326

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,186,460,144	1,280,847,795	1,544,396,920
Dilutive effect of share options	376,918	94,254	—
Dilutive effect of restricted shares	—	—	12,521,789
Dilutive effect of restricted share units	11,598,378	12,966,689	8,162,196
Dilutive effect of convertible bonds(2)	18,202,301	180,668	—
Denominator for diluted calculation	1,216,637,741	1,294,089,406	1,565,080,905

Basic net income per Class A and Class B common share	2.10	1.28	2.19
Diluted net income per Class A and Class B common share	2.07	1.27	2.15
Basic net income per ADS*	42.03	25.64	43.76
Diluted net income per ADS*	41.33	25.38	43.01

*    Each ADS represents 20 common shares.

(1)  In calculation of diluted net income per share, assuming a dilutive effect, all of Huya’s existing unvested restricted share units and unexercised share options are treated as vested and exercised by Huya under the treasury stock method, causing the decrease percentage of the weighted average number of shares held by the Company in Huya. As a result, Huya’s net income (loss) attributable to the Company on a diluted basis decreased accordingly, which is presented as “incremental dilution from Huya” in the table.

(2)  The 2025 Convertible Senior Notes and 2026 Convertible Senior Notes were excluded in the computation of diluted earnings per share in 2019 because the inclusion of such instruments would be anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group
Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”) (Formerly known as Guangzhou Shanghang Information Technology Co., Ltd.)	Significant influence exercised by a principal shareholder of the Company
Kingsoft Corporation Limited (“Kingsoft Group”)	Significant influence exercised by a principal shareholder of the Company
Xiaomi Corporation(“Xiaomi Group”)	Controlled by a principal shareholder of the Company
Bigo Inc (“Bigo”) *	Investment with significant influence
Shanghai Chuangsi Enterprise Development Co., Ltd. (“Shanghai Chuangsi”)	Investment with significant influence
Guangzhou Chenjun Equity Investment Limited Partnership(“Guangzhou Chenjun”)	Investment with significant influence

*  Bigo became a subsidiary of the Group on March 4, 2019. Therefore, Bigo ceased to be a related party of the Group since March 4, 2019.

During the years ended December 31, 2017, 2018 and 2019, significant related party transactions are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Loan to related parties	24,962	188,000	170,000
Bandwidth service provided by Guangzhou Sunhongs	92,068	103,439	116,033
Bandwidth service provided by Kingsoft Group	711	11,314	47,929
Promotion expense charged from related parties	—	—	26,462
Purchase of fixed assets from Kingsoft Group	—	—	16,776
Payments on behalf of related parties, net of repayments	(23,116)	(2,543)	3,866
Online games revenue shared from related parties	87,414	31,366	3,588
Repayment of loans from related parties	35,462	20,000	—
Partial disposal of investments to Guangzhou Chenjun	35,160	—	—
Others	14,276	11,833	23,447

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.  Related party transactions (continued)

As of December 31, 2018 and 2019, the amounts due from/to related parties are as follows:

	December 31,
	2018	2019
	RMB	RMB

Amounts due from related parties, current
Due from Bigo	191,800	—
Others	1,759	17,262

Total	193,559	17,262

Amounts due to related parties
Due to Shanghai Chuangsi*	—	176,893
Due to Kingsoft Group	5,239	14,349
Due to Xiaomi Group	—	11,513
Due to Guangzhou Sunhongs	11,062	11,383
Others	12,035	8,143

Total	28,336	222,281

*  Please refer to section “disposal of online game business” in Note 4 of the consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.  Fair value measurements (continued)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2018 and December 31, 2019:

	As of December 31, 2018
	Level 1	Level 2	Total

Assets
Short-term investments (i)	78,605	900,448	979,053
Equity investment with readily determinable fair values (ii)	238,915	—	238,915
	317,520	900,448	1,217,968

	As of December 31, 2019
	Level 1	Level 2	Total

Assets
Short-term investments (i)	481,243	5,140,946	5,622,189
Equity investment with readily determinable fair values (ii)	115,926	—	115,926
Derivative - forward exchange contracts	—	6,340	6,340
	597,169	5,147,286	5,744,455
Liabilities
Derivatives - forward exchange contracts	—	(11,495)	(11,495)
(i)	Short-term investments represented the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.
(ii)	Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.  Fair value measurements (continued)

The following table presents the changes in Level 3 liabilities for the year ended December 31, 2018.

	Conversion feature	Conversion feature
	embedded in Series A	embedded in Series B-2
	Preferred Shares	Preferred Shares	Total
	RMB	RMB	RMB

Balance as of January 1, 2018	—	—	—
Initial recognition upon the extinguishment of Huya’s Series A Preferred Shares and the issuance of Huya’s Series B-2 Preferred Shares as of March 8, 2018	572,237	320,097	892,334
Fair value loss on derivative liabilities	628,298	1,656,925	2,285,223
Foreign exchange	4,573	6,697	11,270
Derecognition of derivative liabilities upon the completion of Huya’s IPO	(1,205,108)	(1,983,719)	(3,188,827)
Balance as of December 31, 2018	—	—	—

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

Fair value measurement on a non-recurring basis

The Company measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2018 and 2019, gain on fair value changes of investment of RMB1,803,081 and RMB2,657,370 due to the observable price change of the investment without readily determinable fair value, which was mainly due to the fair value change of investment in Bigo before the acquisition of Bigo, was recognized in gain on fair value changes of investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.  Fair value measurements (continued)

Fair value measurement on a non-recurring basis (continued)

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2017, 2018 and 2019, based on the Group’s assessment, an impairment charge of RMB43,205, RMB35,348 and RMB62,334 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

Apart from the short-term investments, equity investment measured at fair value through earnings and derivatives, the Company’s other financial instruments principally consist of cash and cash equivalent, short-term deposits, long-term deposits, accounts receivable, financing receivables, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. These financial instruments are recorded at cost which approximates fair value. The fair value of convertible bonds is within Level 2 of the fair value hierarchy.

29.  Commitments and contingencies

(a)  Operating lease commitments

The operating lease commitments as of December 31, 2019 as presented below mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities since January 1, 2019.

As of December 31, 2018, future minimum payments under non-cancellable operating leases commitments consist of the following:

Office rental
RMB

2019	84,689
2020	53,609
2021	35,871
2022 and after	47,726
221,895

As of December 31, 2019, future minimum payments under non-cancellable operating leases commitments consist of the following:

Office rental
RMB

2020	36,924
2021	11,680
2022	6,723
2023 and after	4,523
59,850

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Commitments and contingencies (continued)

(b)  Capital commitments

As of December 31, 2019, the Group had outstanding capital commitments totaling to RMB915,780, which consisted of capital expenditures related to properties and additional investments in equity investments.

(c)  Litigation

In 2018, the Group involved in a lawsuit alleging the Group infringed the counter party's game intellectual property. Total claim amount is RMB20 million.

In 2019, the Group involved in a few cases related to unfair competition in broadcasters recruitment. These cases are pending in various courts. Total claim amount is RMB120 million.

In April 2020, local court passed a first-instance judgement on one unfair competition case of the Company. The court held the Company's action did not constitute unfair competition and rejected all the plaintiff's claims. Such judgement is still subject to an appeal, if any.

As of the date of issuance of the financial statement, those remaining lawsuits are still pending and the Group is not able to make a reliable estimate of the potential loss, if any.

30.  Subsequent events

(a) Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The outbreak has affected the activity level of certain users and broadcasters on the Group's live streaming platforms. While the Group has not noted significant negative impact to the results of operations in the first quarter of 2020, the extent to which COVID-19 impacts the business and financial results of the Group in the longer term will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The Group will continue to evaluate the impact on the results of operation and financial position of the Group and react actively as the situation evolves.

(b) On April 3, 2020, the Group signed an agreement with Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited(“Tencent”) to sell its 16,523,819 Class B ordinary shares of Huya for a cash consideration of approximately US$262.6 million, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya. Upon the closing of the share transfer, the Group holds 68,374,463 Class B ordinary shares of Huya, representing approximately 31.2% equity interest and 43.0% of the total voting power calculated based on the total issued and outstanding shares of Huya after this transaction. As a result, Huya ceased to be a subsidiary of the Group and the Group will account for the investment in Huya using the equity method. The Group expects to recognise a gain upon the deconsolidation of Huya based on the difference between the aggregate amount of the cash consideration and the fair value of the Group’s remaining equity interest in Huya and the carrying amount of the Group’s equity interest in Huya before the deconsolidation. Huya has certain share options which will be accelerated vested upon the deconsolidation due to the change of control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

31.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately RMB5,057,086 and RMB6,111,088 as of December 31, 2018 and 2019, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2019 and the condensed financial information of the Company are not required to be presented.

32.  Segment Reporting

There are two segments in the Group, including YY Live and Huya for the years ended December 31, 2017 and 2018. Starting from the first quarter of 2019, the segment of “YY Live” was renamed as “YY”. The Company completed the acquisition of Bigo in March 2019, which is a separate segment of the Group. Therefore, there are three segments in the Group for the year ended December 31, 2019.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Segment Reporting (continued)

(a)The following table presents summary information by segment:

For the year ended December 31, 2019:

	YY	Huya	Bigo	Elimination	Total
	RMB	RMB	RMB	RMB	RMB

Net revenues
Live streaming	11,490,325	7,976,214	4,561,760	—	24,028,299
Others	743,205	398,287	406,556	(143)	1,547,905

Total net revenues	12,233,530	8,374,501	4,968,316	(143)	25,576,204

Cost of revenues(1)	(6,747,434)	(6,892,579)	(3,508,480)	143	(17,148,350)

Gross profit	5,486,096	1,481,922	1,459,836	—	8,427,854
Operating expenses(1)
Research and development expenses	(1,047,615)	(508,714)	(979,153)	—	(2,535,482)
Sales and marketing expenses	(1,242,523)	(438,396)	(2,058,805)	—	(3,739,724)
General and administrative expenses	(805,210)	(352,824)	(331,461)	—	(1,489,495)

Total operating expenses	(3,095,348)	(1,299,934)	(3,369,419)	—	(7,764,701)

Gain on disposal of subsidiaries and business	82,699	—	—	—	82,699
Other income	233,132	79,390	9,581	—	322,103

Operating income	2,706,579	261,378	(1,900,002)	—	1,067,955

Interest expense	(265,513)	—	(31,956)	30,952	(266,517)
Interest income and investment income	457,353	304,491	2,684	(30,952)	733,576
Foreign currency exchange (losses) gains, net	(4,569)	1,157	13,208	—	9,796
Gain on fair value changes of investment	2,679,312	—	—	—	2,679,312
Fair value loss on derivative liabilities	(16,011)	—	—	—	(16,011)
Other non-operating expenses	—	—	—	—	—

Income (loss) before income tax expenses	5,557,151	567,026	(1,916,066)	—	4,208,111

Income tax (expenses) benefits	(587,481)	(96,078)	136,937	—	(546,622)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	4,969,670	470,948	(1,779,129)	—	3,661,489

Share of income (loss) in equity method investments, net of income taxes	41,315	(2,775)	—	—	38,540

Net income (loss)	5,010,985	468,173	(1,779,129)	—	3,700,029
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Segment Reporting (continued)

	YY	Huya	Bigo	Total
	RMB	RMB	RMB	RMB

Cost of revenues	21,411	31,593	28,250	81,254
Research and development expenses	119,104	86,296	300,297	505,697
Sales and marketing expenses	2,543	5,919	4,256	12,718
General and administrative expense	158,081	157,936	32,462	348,479

The following table presents summary information by segment:

For the year ended December 31, 2018:

	YY	Huya	Elimination	Total
	RMB	RMB	RMB	RMB

Net revenues
Live streaming	10,434,822	4,442,845	—	14,877,667
Others	667,350	220,595	(2,055)	885,890

Total net revenues	11,102,172	4,663,440	(2,055)	15,763,557

Cost of revenues(1)	(6,083,487)	(3,933,647)	—	(10,017,134)

Gross profit	5,018,685	729,793	(2,055)	5,746,423

Operating expenses(1)
Research and development expenses	(926,900)	(265,152)	—	(1,192,052)
Sales and marketing expenses	(962,164)	(189,207)	2,055	(1,149,316)
General and administrative expenses	(595,515)	(287,710)	—	(883,225)

Total operating expenses	(2,484,579)	(742,069)	2,055	(3,224,593)

Other income	78,922	38,938	—	117,860

Operating income	2,613,028	26,662	—	2,639,690

Interest expense	(8,616)	—	—	(8,616)
Interest income and investment income	329,003	156,549	—	485,552
Foreign currency exchange (losses) gains, net	(565)	51	—	(514)
Gain on deemed disposal and disposal of investments	16,178	—	—	16,178
Gain on fair value changes of investment	1,487,405	—	201,999	1,689,404
Fair value loss on derivative liabilities	—	(2,285,223)	—	(2,285,223)
Other non-operating expenses	(2,000)	—	—	(2,000)

Income (loss) before income tax expenses	4,434,433	(2,101,961)	201,999	2,534,471

Income tax (expenses) benefits	(501,683)	50,943	(26,967)	(477,707)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	3,932,750	(2,051,018)	175,032	2,056,764

Share of income (loss) in equity method investments, net of income taxes	120,636	113,329	(175,032)	58,933

Net income (loss)	4,053,386	(1,937,689)	—	2,115,697
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Segment Reporting (continued)

	YY	Huya	Total
	RMB	RMB	RMB

Cost of revenues	63,867	10,472	74,339
Research and development expenses	194,530	30,643	225,173
Sales and marketing expenses	3,891	1,832	5,723
General and administrative expenses	159,042	183,748	342,790

The following table presents summary information by segment:

For the year ended December 31, 2017:

	YY	Huya	Total
	RMB	RMB	RMB

Net revenues
Live streaming	8,601,418	2,069,536	10,670,954
Others	808,558	115,280	923,838

Total net revenues	9,409,976	2,184,816	11,594,792

Cost of revenues(1)	(5,096,538)	(1,929,864)	(7,026,402)

Gross profit	4,313,438	254,952	4,568,390

Operating expenses(1)
Research and development expenses	(611,726)	(170,160)	(781,886)
Sales and marketing expenses	(603,989)	(87,292)	(691,281)
General and administrative expenses	(442,646)	(101,995)	(544,641)
Goodwill impairment	(2,527)	—	(2,527)

Total operating expenses	(1,660,888)	(359,447)	(2,020,335)

Gain on disposal of subsidiaries	37,989	—	37,989
Other income	103,558	9,629	113,187

Operating income (loss)	2,794,097	(94,866)	2,699,231

Interest expense	(32,122)	—	(32,122)
Interest income and investment income	166,335	14,049	180,384
Foreign currency exchange losses, net	(2,176)	—	(2,176)
Gain on deemed disposal and disposal of investments	45,861	—	45,861

Income (loss) before income tax expenses	2,971,995	(80,817)	2,891,178

Income tax expenses	(415,811)	—	(415,811)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	2,556,184	(80,817)	2,475,367

Share of income (loss) in equity method investments, net of income taxes	33,175	(151)	33,024

Net income (loss)	2,589,359	(80,968)	2,508,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Segment Reporting (continued)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	YY	Huya	Total
	RMB	RMB	RMB

Cost of revenues	39,882	2,877	42,759
Research and development expenses	113,174	9,174	122,348
Sales and marketing expenses	3,626	791	4,417
General and administrative expenses	60,871	27,266	88,137

(b)	The following tables set forth revenues and property and equipment for the Company’s geographic operations:

	For the twelve months ended December 31,
	2017	2018	2019
Revenues:
PRC	11,587,563	15,757,603	21,308,083
Non- PRC	7,229	5,954	4,268,121

	As of December 31,	As of December 31,
	2018	2019
Property and equipment, net:
PRC	1,295,171	1,498,423
Non- PRC	1,148	757,937