Form 20-F
period 2020-12-31
JOYY Inc.
filed 2021-04-28
CIK 1530238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

30 Pasir Panjang Road #15-31A Mapletree Business City,
Singapore 117440
(Address of principal executive offices)

David Xueling Li,
Chief Executive Officer,
Tel: +65 63519330, E-mail: lxl@joyy.sg,
30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,272,346,218 Class A common shares, par value US$0.00001 per share, and 326,509,555 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2020.

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

Yes ◻ No ◻

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active user” for any period means a registered user account that has logged onto our platforms at least once during such relevant period;
●	“concurrent users” for any point in time means the total number of users that are simultaneously logged onto at least one of our platforms at such point in time;
●	“paying user” for any period means a registered user account that has purchased virtual items or other products and services on our platforms at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platforms; thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;
●	“registered user account” means a user account that has downloaded, registered and logged onto our platforms at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this annual report may overstate the number of unique individuals who are our registered users; and
●	"we," "us," "our company," “the Company,” and "our" refer to JOYY Inc., a Cayman Islands company, its subsidiaries and consolidated affiliated entities (also referred to as variable interest entities) and the subsidiaries of its consolidated affiliated entities, as the context may require.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our growth strategies;
●	our ability to retain and increase our user base and expand our product and service offerings;
●	our ability to monetize our platforms;

●	our future business development, results of operations and financial condition;
●	competition from companies in a number of industries, including internet companies that provide online voice and video communications services, social networking services and online games;
●	expected changes in our revenues and certain cost or expense items;
●	global economic and business condition; and
●	assumptions underlying or related to any of the foregoing.

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

Not applicable.

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

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and industry, risks related to doing business in jurisdictions we operate, risks related to our corporate structure and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

●	Our business is based on a relatively new business model in a relatively new market in which user demand may change or decrease substantially.
●	If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.
●	We face risks associated with the sale of YY Live to Baidu.
●	We are a relatively young company, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally and with limited operating histories may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.
●	Our business and results of operations have been and may continue to be materially adversely affected by the outbreak of COVID-19.
●	The number of mobile active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.
●	We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users and advertisers which could materially and adversely affect our business, financial condition and results of operations.
●	System failure, interruptions and downtime can result in adverse publicity for our products and result in net revenue losses, a slowdown in the growth of our registered user accounts and a decrease in the number of our active users. If any of these system disruptions occurs, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Doing Business in Jurisdictions We Operate

●	We are subject to the risks of doing business globally.
●	We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. Failure to comply with such applicable laws, regulations and rules may subject our global operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.
●	Content posted and displayed on our platforms operated in China may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.
●	It is not certain if we will be classified as a Singapore tax resident.
●	Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise”

●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	Uncertainties exist with respect to the newly enacted Anti-Monopoly Guidelines for Internet Platforms and how it may adversely impact our business operations and financial position in China.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations.
●	We rely on contractual arrangements with our PRC consolidated affiliated entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If our PRC consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.
●	Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.
●	If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected.
●	The shareholders of our PRC variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
●	We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties.

Risks Related to Our ADSs

●	The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
●	Techniques employed by short sellers may drive down the market price of our listed securities.
●	Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity or detrimental conduct against us.
●	We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
●	We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2020, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.

●	Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.
●	You may not receive dividends or other distributions on our common shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

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

As the online live streaming industry is relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. Furthermore, some of our current monetization methods are in a relatively preliminary stage. For example, if we fail to properly manage the supply and timing of our in-game virtual items and the appropriate price points for these products and services, our users may be less likely to purchase in-game virtual items from us. For non-game virtual items, we consider industry standards and expected user demand in determining how to most effectively optimize virtual item merchandizing. We cannot assure you that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

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

We face risks associated with the sale of YY Live to Baidu.

On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future.

On November 18, 2020, Muddy Waters Capital LLC, an entity unrelated to us, issued the Muddy Water short seller report (the “Report”) containing certain allegations against us, including YY Live business. Our audit committee has conducted an independent review of the allegations raised in the Report related to our YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts. Our announcement dated February 8, 2021 disclosed the conclusion of the independent review, which concluded that the allegations raised and conclusions reached in the Report about our YY Live business were not substantiated. But even if the allegations against us may ultimately be proven to be groundless, we have incurred and may continue to incur resources to address fallout from the Report. On November 20, 2020, we and certain of our directors and officers were named in a federal putative securities class action alleging that we have made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Report. There might be other class actions or regulatory enforcement actions in connection with such allegations. We are not able to predict the possible consequence that may arise from or relate in any way to the allegations contained in the Report. Any adverse outcome as a result of the Report, or any class action or regulatory enforcement action in connection thereof, could have a material adverse effect on our and YY Live’s business, financial condition, results of operation, cash flows, and reputation.

The sale of YY Live to Baidu, which was substantially completed though certain customary matters remaining to be completed in the near future, may adversely affect our business, financial condition or results of operations, our relationships with our current and potential platform users and employees of YY Live, and could result in the loss of our online users and key employees. The deconsolidation of YY Live after the closing of the transaction may adversely affect our results of operations and future development strategy. Together with the transaction, we have entered into a non-compete undertaking with Baidu and its affiliates, which may pose potential restrictions to our video-based entertainment livestreaming business in China and may adversely affect our relationship with existing partners and may have an adverse effect on our future growth prospects in the China market. After the closing and certain customary matters to be completed, there can be no assurance that we may achieve anticipated strategic benefits and we may still experience negative reactions as a result of the sale of the business of YY Live.

We are a relatively young company, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally and with limited operating histories may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

We expect that we will continue to incur significant costs and expenses in many aspects of our business, such as sales and marketing expenses to acquire users and raise our brand awareness, as well as research and development costs to update existing services and launch new services and rising bandwidth costs to support our video function, grow our user base and generally expand our business operations. In addition, our subsidiary Bigo Inc, or Bigo, historically incurred net losses or have relatively lower profit margins, and our consolidation Bigo’s results of operations had adversely impacted our results of operations previously and may continue to incur such impact in the future due to relatively lower margins or loss making. On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of HUYA Inc., or Huya, to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, or Tencent, for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya. As a result of such transfer to Tencent, Tencent became the controlling shareholder of Huya and will consolidate financial statements of Huya. On August 10, 2020, we entered into a definitive share transfer agreement with Linen Investment Limited, pursuant to which we would transfer 30,000,000 Class B ordinary shares of Huya to Tencent for an aggregate purchase price of US$810.0 million in cash. After the closing of such share transfer, we hold 38,374,463 Class B ordinary shares of Huya, representing 17.5% in Huya’s total shares. As Huya has been deconsolidated from our results of operations since the second quarter of 2020, our results of operations have been, and may continue to be, adversely affected. On November 16, 2020, we entered into definitive agreements with Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. As we have discontinued Huya and YY Live from our results of operations, our results of operations may continue to be, adversely affected. We recorded net losses of RMB105.1 million (US$16.1 million) from continuing operations attributable to controlling interest of JOYY in 2020 as a result of the discontinuation of Huya and YY Live. Therefore, we were not profitable on a continuing operation basis in 2020. Moreover, we expect to continue to invest heavily in our operations to maintain our current market position, support our anticipated future growth and meet our expanded reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control, such as the continual development of the industries in which we operate in multiple countries, changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer such services on commercially acceptable terms. Our ability to finance our planned expansion also depends in part on our ability to convert active users into paying users and increase the average revenue per paying user, or ARPU, and successfully compete in a very competitive market. We may continue to incur net losses in the future.

We have a limited operating history. We introduced Bigo in 2019 and has been evolving constantly with the introduction of new businesses globally. As a result of our relatively short history and introduction of new businesses, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods as we had witnessed historically. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses and experience adverse impact on our results of operations brought on by our new businesses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally with limited operating histories such as ours may be exposed to or encounter, including risks associated with being a public company with global business operations. See “—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

Our business is heavily dependent on revenues from live streaming services. If our live streaming revenue declines in the future, our results of operations may be materially and adversely affected.

Historically, a substantial majority of our revenues are from live streaming service, membership subscription fees and online games. In the year ended December 31, 2020, revenues from live streaming constituted 94.7% of our total net revenue. We expect that the majority of our revenue will continue to be contributed from live streaming services in the near future. Any decline in live streaming revenues may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

We may face significant risks related to the content and communications on our platforms.

Our live streaming, short-form video and video communication platforms enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. However, because a majority of the communications on our platforms are conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before it is posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate, infringing or illegal content on our platforms that may be deemed unlawful. If any content on our platforms is considered or deemed illegal, obscene, infringing or incendiary, or if appropriate licenses and third party consents have not been obtained, allegations or claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or based on other theories. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platforms, and may be subject to similar fines and penalties in the future. In April 2019, Bilin, a mobile instant communication application of ours that contributed an insignificant portion of our total revenues, in accordance with the requirements of the Office of the Cyberspace Affairs Commission, temporarily ceased its services and is rectifying proactively. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. If they find that we have not adequately managed the content on our platforms, or if any of our platforms fails to comply with any of such provisions, jurisdictional authorities in various regions may impose legal sanctions on us, including, interviews held by relevant cyberspace authorities, warnings, information update suspension, and in serious cases, suspending or revoking the licenses necessary to operate our platforms, restriction from engaging in internet information services, online behavior restrictions or industry bans.

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

As our international operations continue to expand, we face significant challenges to ensure the content and communications on our platform are in compliance with local jurisdiction’s regulatory framework and social environment, many of which could be substantially different from each other due to the differences in, among others, the legal system, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions to the content we presented. In addition, the regulatory framework for live streaming, short-form video or video communication is still developing and remains uncertain in several countries where we have significant operations, including but not limited to countries such as Saudi Arabia, Indonesia and India. New laws and regulations may also be adopted from time to time to address new issues that come to the government authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regime, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties, including fines, discontinuation restriction of our operations as well as reputation damage. Cultural differences may also impose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc.. We have experienced incidents in the past where our application was temporarily suspended in certain markets due to inappropriate content being displayed on our platform. We have also received claims in connection with intellectual property infringement and entered into settlement or license agreements with third parties or are in the process of negotiating such agreements with third parties to resolve such claims. Such incidents or similar incidents related to our failure to comply with laws, regulations and rules in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. could materially and adversely affect our business, results of operations, global reputation and global growth efforts. Requirements of entering into license or settlement agreements may also significantly increase our costs of operations and adversely affect our business results. In addition, each jurisdiction may have a different regulatory framework, implementation and enforcement for live streaming or short-form video or video communication business, which may substantially increase our compliance costs to obtain, maintain or renew requisite licenses and permits or fulfill any required administrative procedures.

The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We operate our live streaming platforms using a virtual items-based revenue model whereby users can make real-time broadcast to share life moments, show their talents, interact and send virtual gifts, and enjoy fun live sessions with people worldwide. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2020, revenues from live streaming contributed 94.7% of our total net revenues. Our live streaming business has experienced significant growth in recent years, but we cannot assure you that we will continue to achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

We may not be able to continue to successfully implement the virtual items-based revenue model for live streaming, as users may not be able to develop new relationships in the community, or popular performers, channel owners, and famous professional game teams may leave our platforms and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent engaging and money spent on purchasing in-channel virtual items on our platforms. In addition, certain content on our live streaming platforms, such as certain online games owned by or licensed to certain gaming companies or publishers, may not continue to be available to our users for live streaming purposes. Failure to keep our users engaged in the live streaming service may result in reducing average revenue per user and the number of paying users, which may adversely affect our financial condition and results of operations.

Furthermore, under our current arrangements with certain talent performers, channel owners and famous professional game teams, we share with them a portion of the revenues we derive from the sales of in-channel virtual items on our live streaming platform. In turn, this may affect the user and revenue growth in this business, which may materially and adversely affect our financial condition and results of operations.

In addition, we have been a pioneer in offering an online concert platform to music performers and platform users. We also continue to focus on the development of professionally-curated user generated content, or PUGC, and professionally generated content, or PGC, as well as introducing more e-sports content on our platforms. However, if our users decide to access live streaming content provided by our current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

Users may also purchase time-based virtual items from us, such as the membership subscription service with the designation of Noble Members for themselves. We offers a range of privileges and benefits, such as virtual items exclusively available to members, dedicated customer services specialist and priority entrance to certain live performances. However, we may not be able to further build or maintain our membership base in the future for various reasons—for example, if we fail to continue to provide innovative products and services that are attractive to members, we may not be able to retain them and our business, financial condition and results of operations could be adversely affected.

We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platforms or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

We generate a portion of our revenues from online advertising. Although we have become less dependent upon online advertising revenues due to a shift in the majority of our revenues from online advertising to live streaming service, our revenues still partly depend on the continual development of the online advertising industry and advertisers’ allocation of budgets to internet advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels for online advertising, such as more established internet portals or search engines, over advertising on our platforms. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of online advertising revenues and our profitability and prospects could be adversely affected.

We offer advertising services substantially through contracts entered into with third party advertising agencies and by way of displaying advertisement on our websites and platforms or providing promotion integrated into the programs, shows or other content offered on our platforms. We cannot assure you that we will be able to retain existing direct advertisers or advertising agencies or attract new direct advertisers and advertising agencies. Since our arrangements with third party advertising agencies typically involve one-year framework agreements, these advertising arrangements may be easily amended or terminated without incurring liabilities. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and direct advertising agencies or any of our current advertising methods or promotion activities become less effective, our business, financial condition and results of operations may be adversely affected.

Our business is subject to a variety of laws, regulations, rules, policies and other obligations regarding data privacy and protection. Any losses or unauthorized access to or releases of confidential information or personal data could subject us to significant reputational, financial, legal and operational consequences.

Our business requires us to collect, use, store and otherwise process confidential information, including, among other things, personally identifiable information, or PII, with respect to our users and employees. We are subject to laws, and regulations, and additional laws and regulations as our global expansion evolves, relating to the collection, use, retention, security, transfer or otherwise processing of PII. In many cases, these laws and regulations not only apply to third-party transactions, but also may restrict transfers of PII among us and our international subsidiaries. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional and possibly more stringent restrictions. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance could result in significant penalties or legal liability as well as reputational harm. Data protection, privacy, and other laws and regulations, including those in Europe and the U.S., may impose varying obligations. Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. These legislative and regulatory proposals, if adopted, and such interpretations could, in addition to the possibility of fines and reputational harm, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

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

In addition to the new requirements imposed by the GDPR, the privacy requirements and expectations created in the EU by the GDPR are stricter than certain other regions. These requirements include rules restricting the flow of data across borders. These restrictions may cause companies to localize data, and may otherwise impact the use of our services.

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

Furthermore, we may also be subject to the Information Technology Act 2000 of India, which primarily provides for (i) civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software, and (ii) criminal punishment if, in the course of performing a contract, a service provider discloses personal information without the consent of the person concerned or is in breach of a lawful contract and does so with the intention to cause, or knowing it is likely to cause, wrongful loss or wrongful gain. As our global expansion evolves, we may, from time to time, be subject to data protection regulations from other jurisdictions, which may impose additional and more stringent requirements. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Data Privacy and Protection.”

We make statements about our use and disclosure of PII through our privacy policy, information provided on our internet platform and press statements. Any failure by us to comply with these public statements or with international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others. In addition to reputational impacts, penalties could include ongoing audit requirements and significant legal liability. None of the data security measures can provide absolute security, and losses or unauthorized access to or releases of confidential information, in particular PII, may still occur, which could materially and adversely affect our reputation, financial condition and operating results.

From time to time, concerns may be expressed about whether our products, services, or processes compromise the privacy of users, customers, and others. Concerns about our practices with regard to the collection, use, disclosure, or security of PII or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our operating results.

Our business and results of operations have been and may continue to be materially adversely affected by the outbreak of COVID-19.

The COVID-19 pandemic has resulted in authorities implementing numerous preventative measures to contain or mitigate the outbreak of the virus, such as travel bans and restrictions, limitations on business activities, quarantines, and shelter-in-place orders. These measures have caused, and are continuing to cause, business slowdowns or shutdowns in affected areas, both regionally and worldwide, which have significantly impacted our business and results of operations.

We believe that the global epidemic contributed to the increase in demand for premium online entertainment content and authentic social engagement, as the Company’s global business continues to grow and has achieved solid operational performance even encountered with the ongoing uncertainties. Our global average mobile MAUs increased by 27.2% and 21.0% in the first and second quarter of 2020, and decreased by 4.0% and 7.1% in the third and fourth quarter of 2020, respectively, as compared to the corresponding periods of 2019, among which the average mobile MAUs of YY Live increased by 21.7%, 6.0%, 3.4% and 1.9% in the first, second, third and fourth quarter of 2020, respectively, as compared to the corresponding periods of 2019. The increases in the global average mobile MAUs in the first and second quarters of 2020, and the increases in the average mobile MAUs of YY Live in each quarter of 2020 were primarily due to (i) the increase in online leisure time for online entertainment, attributable to the restrictive measures imposed on travelling and offline entertainment activities, and (ii) the enriched and diversified content offerings and effective operating strategies of our platforms to attract active users. The decreases in the global average mobile MAUs in the third and fourth quarters of 2020 were primarily due to the impact of Indian government’s measures to block Chinese-owned apps in its local market including Bigo Live, Likee and Hago, which were also partially offset by the increase of MAUs outside India.

The outbreak has also affected the activity level of certain users and broadcasters on our social media platforms, particularly those who are interested in, or rely on, offline activities and offline venues. In addition, a number of entertainment events in various countries and regions have been cancelled, delayed or otherwise disrupted, and we devoted substantial resources to make necessary adjustment to the related plans.

The pandemic may also negatively affect various other aspects of our business operations, especially YY Live (our discontinued PRC business). As an effort to contain the spread of COVID-19, China took precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and other business facilities, as well as strict implementation of quarantine measures. These measures adversely impacted the macroeconomic environment of China as well as the income and personal financial condition of many individuals. Such impact in turn adversely affected the willingness of some YY Live users to purchase virtual items or other products or services on the live streaming platforms of YY Live. As a result of the impact of the COVID-19, the total number of paying users of YY Live decreased by 3.6%, 2.2%, 4.7% and 1.1% in the first, second, third and fourth quarters of 2020, respectively, as compared with the corresponding periods in 2019, primarily due to the negative impacts of COVID-19 on the income and personal financial conditions of some of its existing and prospective paying users, which decreased their discretionary spending on online entertainment.

As many countries have implemented strict indoor and insulation policy, we witnessed greater user traffic of user time spent on as well as the user retention rate of our live streaming and short-form video platforms. Nevertheless, great uncertainties are continued to be caused by the resurgence of COVID-19 and our operations have and may continue to experience disruptions, such as temporary closure of our offices and/or those of our partners or suppliers, suspension or delay of services, and travel restrictions and limits on access to public venues. We have corporate offices in different parts of the world that have been significantly affected by the outbreak. Our offline operations in those regions have also been affected to varying degrees. Our business partners have also been affected by the outbreak of COVID-19, and performance of their obligations under our arrangements with them may be delayed or otherwise disrupted. As a result of any of the above developments, our business, financial condition and results of operations may be adversely affected by the pandemic outbreak to the extent that COVID-19 continues to affect the global economy in general.

We will closely monitor the further developments of the COVID-19 outbreak. The full extent to which the COVID-19 outbreak impacts our businesses and results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, and the actions to contain the pandemic and the impact on the global financial market and economy, among others. For more information, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of COVID-19 On Our Operations.”

We have granted employee stock options and other share-based awards in the past and are very likely to continue to do so in the future. We recognize share-based compensation expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP, which have had and may continue to have a material and adverse effect on our results of operations.

We have granted share-based compensation awards, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. Under our 2009 employee equity incentive scheme, or the 2009 Scheme, we are authorized to grant options or restricted shares to purchase a maximum of 120,020,001 common shares. Under our 2011 Share Incentive Plan, or the 2011 Plan, we are authorized to grant options, restricted shares or restricted share units to purchase a maximum of 43,000,000 common shares, plus an annual increase of 20,000,000 common shares on the first day of each fiscal year, beginning from 2013, or such smaller number of Class A common shares as determined by our board of directors. In March 2019, we adopted our 2019 Share Incentive Awards Arrangement, or the 2019 Arrangement, which reserved 65,922,045 Class A common shares of ours for incentive awards for Bigo’s employees. As of March 31, 2021, options to purchase 9,680,600 Class A common shares, 24,650,511 restricted shares and 74,229,440 restricted share units were outstanding under the 2009 Scheme, the 2011 Plan and the 2019 Arrangement. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of mobile active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

Excluding the impact of Indian government’s measures to block Chinese-owned apps in its local market, the total number of our mobile average monthly active users across our various platforms has increased significantly in recent years. However, the number of our mobile monthly active users may substantially fluctuate from time to time. If we are unable to attract new users and retain them as active users and convert non-paying active users into paying users, our revenues may fail to grow and our results of operations and financial condition may suffer.

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

Due to the intensified competitions among audio and video-based social entertainment platforms, users may leave us for competitors’ platforms more quickly than in other online sectors. A decrease in the number of our active users may reduce the diversity and vibrancy of our platforms’ online ecosystem and affect our user-generated channels, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations.

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

In relation to our global business, our competitors primarily include global short-form video platforms such as TikTok, and livestreaming platforms such as Twitch in certain regions. In relation to YY Live (our discontinued PRC business), our competitors primarily include Kuaishou, Douyin, Tencent Music Entertainment, Momo, Douyu and other live streaming platforms in China. We also compete for online advertising revenues with other internet companies that sell online advertising services globally. With the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the near future, we primarily face competition in our global business.

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

Some of the services offered by us run on a complex network of servers located in and maintained by third party data centers and our overall network relies on broadband connections provided by third party operators. We expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See “—System failure, interruptions and downtime can result in adverse publicity for our products and result in net revenue losses, a slowdown in the growth of our registered user accounts and a decrease in the number of our active users. If any of these system disruptions occurs, our business, financial condition and results of operations may be materially and adversely affected.”

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

Although we seek to reduce the possibility of disruptions or other outages, our services may be disrupted by problems with our own technology and system, such as malfunctions in our software or other facilities and network overload. Our systems may be vulnerable to damage or interruption from telecommunication failures, power loss, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. We have experienced system failures. Those responsible were subsequently found guilty and penalized by the PRC courts and we have subsequently updated our system to make it more difficult for similar attacks to succeed in the future, but we cannot assure you that there will be no similar technical failures in other jurisdictions in the future. Parts of our system are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Despite any precaution we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products and services. Any interruption in the ability of our users to use our products and services could reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative forms of online social interactions.

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

The respective number of our registered user accounts, active users and paying users may overstate the number of unique individuals who register to use our products and services, log on to our platforms, purchase virtual items or other products and services on our platforms or access Bigo.tv, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.

Users of Bigo who raised withdrawal transactions are required to provide full name, date of birth and identity information, otherwise users are not required or obligated to undergo real-name verification under the current valid regulation. Therefore we cannot and do not track all the number of unique paying users. Instead, we track the number of registered user accounts, active users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered user accounts is the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration, (b) the number of active users is the cumulative number of user accounts at the end of the relevant period that have signed onto our platforms at least once during the relevant period, and (c) the number of paying users is the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platforms at least once during the relevant period. The actual number of unique individual users, however, is likely to be lower than that of registered user accounts, active users and paying users, potentially significantly, for three primary reasons. First, each individual user may register more than once and therefore have more than one account, and sign onto each of these accounts during a given period. For example, a user may (a) create separate accounts for community and personal use and log onto each account at different times for different activities or (b) if he or she lost his or her original username or password, he or she can simply register again and create an additional account. Second, we experience irregular registration activities such as the creation of a significant number of improper user accounts by a limited number of individuals, which may be in violation of our policies, including for the purpose of clogging our network or posting spam to our channels. We believe that some of these accounts may also be created for specific purposes such as to increase the number of votes for certain performers in various contests, but the number of registered user accounts, paying users and active users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Thus, the respective number of our registered user accounts, active users and paying users may overstate the number of unique individuals who register on our platforms, sign onto our platforms, purchase virtual items or other products and services on our platforms and access Bigo.tv, respectively which may lead to an inaccurate interpretation of our average revenue per paying user metric.

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

In addition, there are currently only a limited number of third party online payment systems. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our virtual items and other services, our results of operations may be materially and adversely affected.

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

We have limited experience in international markets and we expect to enter into and expand our operations in international markets, primarily leveraging Bigo's existing products and operations. Bigo's businesses have footprint around the world, primarily including North America, Europe, the Middle East, Southeast Asia and Eastern Pacific regions, etc. Global expansion is a key growth strategy for us, which exposes us to a number of risks, including:

●     compliance with applicable laws and regulations in multiple jurisdictions, including but not limited to internet content provider licenses and other applicable licenses or governmental authorizations;

●     policies that increase restrictions on our ability to invest in certain jurisdictions, especially in the telecommunication and internet sectors;

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

●     challenges in replicating or adapting our company policies and procedures to operating environments that are different from each other, including technology infrastructure;

●     challengers in meeting local advertiser demands as well as online marketing practices and conventions;

●     differences in user and advertiser reception and perception of Bigo's applications internationally;

●     challenges in managing compliance with local labor regulations and risks associated with labor dispute across different jurisdictions;

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

●     compliance with privacy laws and data security laws, including heightened restrictions and barriers on the transfer of data between different jurisdictions; and

●     increased costs associated with doing business in multiple jurisdictions.

There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

Rising international political tension, including changes in U.S. and international trade policies, may adversely impact our business and operating results.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government. The U.S. government has made statements and taken certain actions that may lead to potential changes to the U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the U.S. and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. Moreover, many of the recent policy updates in the U.S., including the Clean Network project initiated by the U.S. Department of State in August 2020, the Entity List regime maintained and regularly updated by the U.S. Bureau of Industry and Security, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued on January 5, 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications”, including Alipay and WeChat Pay, starting from February 19, 2021, may have unforeseen implications for our business. In addition, China’s Ministry of Commerce, or the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021 with immediate effect. This will apply to Chinese individuals or entities that are purportedly barred or restricted by foreign legislations or measures from engaging in normal economic, trade and related activities with a third nation or its citizens or entities. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Additionally, the United States and various governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor, AI and other high tech areas, which could have a material and adverse effect on our business, financial condition and results of operations. For instance, India has banned a large number of apps in 2020 out of national security concerns, many of which are China-based apps (including three of our platforms- Bigo Live, Likee and Hago), escalating regional, political and trade tensions.

Although we believe that our platforms including Bigo Live, Likee and Hago are not China-based, our previous history of conducting business in China (such as YY Live) might cause our global platforms to be perceived as China-based apps and be subject to the above mentioned international political tension related to China.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the U.S., we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

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

We have been and may be subject to intellectual property infringement, misappropriation or other claims or allegations in multiple jurisdictions, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.

Third party owners or right holders of patents, copyrights, trademarks, trade secrets and website content may assert intellectual property infringement, misappropriation or other claims against us. Our success depends, in part, on our ability to develop and commercialize our platforms without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our platforms are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. In addition, content generated through our platforms, including real-time content, may also potentially cause disputes regarding content ownership or intellectual property rights. For example, we could face copyright infringement claims with respect to songs performed live, recorded or made accessible and online games being streamed live, recorded or made accessible on our audio and video-based social entertainment platforms. Separately, as our business expands in global landscape, the costs of carrying out these procedures and obtaining authorization and licenses for the growing content on our platforms and to use such content in multiple jurisdictions into which we may expand our operations may increase, which may potentially have material and adverse effects on our results of operations.

We have been subject to infringement claims from Indian record companies and have been communicating with such companies for cooperation and handling of infringing contents. Up to now, no lawsuits have ever been lodged against Bigo. However, we cannot assure you that we will not become subject to intellectual property claims and lawsuits in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the Nasdaq Global Select Market, the ability of users to access our platforms in the U.S. and other jurisdictions, the performance of songs and other contents which are subject to copyright and other intellectual property laws of multiple jurisdictions, including the U.S., the ownership of our ADSs by investors in the U.S. and other jurisdictions, or the extraterritorial application of laws by courts in any other jurisdiction or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

If an infringement claim brought against us under the jurisdictional laws is successful, we may be required to pay substantial statutory penalties or other damages and fines, remove relevant content from our platforms, face injunctive relief or enter into license agreements which may not be made on commercially reasonable terms or at all. We currently have a U.S. patent portfolio, and our competitors and other third parties may now or in the future have significantly larger and more mature patent portfolios than we have. Litigation or other claims against us also subject us to adverse publicity which could harm our reputation and affect our ability to attract and retain users, including channel owners, singers and other performers, which could materially and adversely affect the popularity of our platforms and therefore, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have incurred claims related to intellectual property infringements in China, and failure to address such infringements may undermine our financial position and reputation.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we have also been involved as subject of intellectual property infringement claims. For example, Guangzhou NetEase Computer System Co., Ltd., or NetEase, has initiated a lawsuit against us in Guangzhou in October 2014, claiming the infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in the amount of RMB100 million. In 2017, the Guangzhou Intellectual Property Court ordered us to compensate NetEase in an amount of RMB20.0 million, and both NetEase and we appealed against this judgement. In December 2019, the Higher People’s Court of Guangdong Province rejected both parties’ appeal and upheld the judgement of the Guangzhou Intellectual Property Court. We applied for adjudication supervision from the Supreme People’s Court of PRC against the judgement in 2020, and we have applied for withdrawal of such adjudication supervision in April 2021. The judgement of the Higher People’s Court of Guangdong Province is final and we may suffer considerable damage to our financial position and reputation. Under relevant PRC laws and regulations, and the laws and regulations of other jurisdictions in which we operate or may expand our operations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. The “knows or should reasonably have known” element would be fulfilled under some statutorily specified circumstances. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after receiving notification from the legal right holders. In particular, there have been cases in China in which the courts have found an online service provider to be liable for the copyrighted content posted by users which were accessible and stored on such provider’s servers. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Intellectual Property Rights.”

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

From time to time, third parties have misappropriated our data through scraping our platforms, robots or other means and aggregated this data on their platforms with data from other companies. In addition, historically “copycat” platforms or client applications had misappropriated data on our platforms, implanted Trojan viruses in user PCs or mobiles to steal user data from YY Client or other mobile applications and attempted to imitate our brand or the functionality of our platforms. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such misappropriation in a timely manner and, even if we could, technological and legal measures may be insufficient to stop all such misappropriation. In those cases, our available remedies may not be adequate to protect us against such misappropriation. Regardless of whether we can successfully enforce our rights against these third parties, any measures that we may take could require significant financial or other resources from us. Those third parties may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

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

It is often difficult to obtain, maintain and enforce intellectual property rights in China and other jurisdictions, as compared with the United States. Patents, trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Moreover, no assurance can be given that confidential agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform capabilities. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China or other jurisdictions. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our platforms are or become available. For example, as we have expanded our business in multiple regions across the globe, we may be unable to register and obtain exclusive rights to use our trademarks in certain jurisdictions. As we expand our international activities, our exposure to unauthorized copying and use of our platforms will likely increase.

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

In China, the valid period of utility model patent right and design patent right is ten years and fifteen years respectively, according to the 2020 Patent Law that will become effective on June 1, 2021, and is not extendable. Our patents registered in other jurisdictions are also generally subject to finite and non-extendable terms. Currently, we have patent applications pending in multiple regions across the globe, but we cannot assure you that we will be granted patents pursuant to our pending applications or will be granted patents based on patent applications we may file in other jurisdictions. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and patents issued in other regions and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation and subject to patent infringement lawsuits if we expand our operations into such jurisdictions. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We no longer consolidate the operating results of Huya, which may materially and adversely affect our results of operations.

In March 2018, Huya entered into definitive agreements for its series B-2 equity financing with Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited, or Tencent. Pursuant to these agreements, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares in Huya to reach 50.1% of Huya’s total voting power. On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya. As a result of the closing of the share transfer, Tencent increased its voting power in Huya to 50.1% on a fully diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya, and will consolidate financial statements of Huya. Immediately after the share transfer, we held 68,374,463 Class B ordinary shares of Huya, representing approximately 43.0% of the total voting power calculated based on the total issued and outstanding shares of Huya. On August 10, 2020, we entered into a definitive share transfer agreement with Linen Investment Limited, pursuant to which we would transfer 30,000,000 Class B ordinary shares of Huya to Tencent for an aggregate purchase price of US$810.0 million in cash. Immediately after such share transfer, we held 38,374,463 Class B ordinary shares of Huya, representing 24.1% of the total voting power calculated based on the total issued and outstanding shares of Huya. Starting from the second quarter of 2020, we no longer consolidate the operating results of Huya into our financial statements, and our results of operations as shown in our financial statements may be adversely affected.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, some of our executive officers and key employees hold the equity interests in our variable interest entities in PRC. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the PRC consolidated affiliated entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

Computer hackers, governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises our user data, including identification or contact information, although there has not been any compromise in the past. Any disruption to our computer systems could have a material adverse effect on our on-site operations and ability to retain and attract users.

Our internet financing business is subject to a variety of risks.

In 2018, we started to participate in the internet financing sector in China. We have ceased to extend credit in our PRC internet micro-financing business since the second half of 2019, and we are in the process of collecting payments on the historical loans and have made loss provisions based on historical performances. We have launched several internet financial service products. The risk of non-payment of loans is inherent in the internet financing business and we are subject to credit risk resulting from defaults in payment for loans by our customers. Credit risks may be exacerbated in micro-credit financing because there will be relatively limited information available about the credit histories of the borrowers. We cannot assure you that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our internet finance business. Deterioration in the overall quality of loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the global or Chinese economies or a liquidity or credit crisis in the global or Chinese finance sectors, which may materially and adversely affect our businesses, operations or liquidity of our consumers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our internet finance business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations. Meanwhile, the regulatory framework for internet financing business is evolving and may remain uncertain for the foreseeable future. China's internet financing industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, our internet financing business may be adversely affected.

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

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during the holidays and celebrations in different cultures (including but not limited to Chinese New Year, Independence Day, Ramadan etc.), which negatively affects our cash flow for those periods. We may also experience a slight decrease of active users during Christmas and ending with the New Year’s Day. Historically, excluding the impact of COVID-19, our revenues from advertising have followed the same general seasonal trend throughout the year with the first quarter of the year being the weakest quarter and the fourth quarter being the strongest. Furthermore, the number of paying users of our video content platform correlates with the marketing campaigns and promotional activities we conduct from time to time. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Once our business development reaches a more mature stage, our financial results may reflect seasonal effects owing to the factors mentioned above.

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

Our business is sensitive to global economic and various other conditions. Changes in the global and regional economy and other aspects could materially and adversely affect our business, financial condition and results of operations.

The success of our business ultimately depends on consumer spending. Our revenue is exposed to general economic and various other conditions that affect consumer confidence, discretionary income or changes in spending habits. As a result, our revenue and net income could be impacted to a significant extent by economic and various other conditions in respective regions where we operate, as well as economic conditions specific to digital entertainment. The regional and global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates etc.

COVID-19 had a severe and negative impact on the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. Uncertainty about global economic conditions poses a risk as consumers and businesses may postpone spending in response to credit constraint, rising unemployment rate, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of the world’s leading economies. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. In addition to that, in late June of 2020, the Indian government also took extensive measures to block certain China-based apps in its local market and defend for other geopolitical risks, and our platforms including Bigo Live, Likee and Hago were also perceived by the Indian government as China-based apps and were subsequently blocked, which has affected our user base and resulted a short-term impact on our operations. These worldwide and regional economic and various other conditions could have a material adverse effect on demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in global markets which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, exposure to potential unknown liabilities of the acquired business and decrease in our gross and net margins as a result of the consolidation of the financial results of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2020. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Insurance companies in developing countries such as China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We may not have sufficient insurance coverage for business liabilities or disruptions. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Doing Business in Jurisdictions We Operate

We are subject to the risks of doing business globally.

We maintain our operations in multiple jusisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc., and may in the future continue expanding, or seek to expand, our operations to additional jurisdictions. The global operation and expansion plan exposes us to international political, legal and economic risks, which are fluid and unpredictable. Our ability to maintain good operation in multiple countries and regions may be adversely affected by changes in international and local laws and regulations such as those related to taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security and other matters. Many, if not all of the above-mentioned risks also apply to our operations in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. where we operate or seek to operate. If any of these risks were to occur, our business, financial condition and results of operations could be materially and adversely affected by any of the risks above.

We cannot guarantee that we will be able to successfully carry out our global expansion strategy. We will face certain risks inherent in doing business internationally, including but not limited to: difficulties in developing, staffing and simultaneously managing global operations as a result of distance, language and cultural differences; challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; challenges in obtaining and maintaining sufficient intellectual property protection and rights in various jurisdictions; dependence on local platforms in marketing our international products and services in multiple regions across the globe; challenges in selecting suitable geographical regions for international business; political or social unrest or economic instability; compliance with applicable laws and regulations in multiple regions across the globe and unexpected changes in laws or regulations; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and increased costs associated with doing business in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc..

We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. Failure to comply with such applicable laws, regulations and rules may subject our global operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.

As we expand our operations in additional emerging markets and regions, we may have to adapt our business models or operations to the local markets due to various legal requirements and market conditions. Our international operations and expansion efforts may result in increased costs and are subject to various risks, including difficulties in obtaining licenses, permits or other applicable governmental authorizations, content control from local authorities, uncertain enforcement of intellectual property rights, potential claims of intellectual property infringement, the complexity of compliance with laws and regulations and cultural differences. Compliance with applicable laws, regulations and rules related to matters that are central to our business, including those related to live streaming services, content restrictions, data privacy, virtual items, anti-corruption laws, anti-money laundering and protection of minors, increases the costs and risk exposure of doing business in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc.. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. As our globalized operations evolve, we cannot assure you that we are able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our global business expansion, we cannot assure you that we are in compliance with all local laws or regulations, including license requirements, or that our existing licenses will be successfully renewed or expanded to cover all of our areas of operations.

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

Changes in China’s economic, political or social conditions or government policies may adversely affect our business, financial condition and results of operations in China.

With some of our subsidiaries located in China, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and may adversely affect our business and results of operations in China.

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

●

There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC consolidated affiliated entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Corporate Structure—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation.”

●     The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, or the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations in China. If our PRC operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must be the registered holders of the domain names or trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business within China were entered into by our PRC consolidated affiliated entities, and such arrangements are in compliance with this notice. Our PRC consolidated affiliated entities also own the related domain names and trademarks, and hold the ICP License necessary to conduct our operations in China.

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

Content posted and displayed on our platforms operated in China may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Such regulations may intensify and become more stringent from time to time, subjecting us to increased levels of content monitoring requirements, which may increase our expenses and risk of non-compliance with relevant PRC regulations. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements by our platform in China may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—PRC Regulation.”

We allow visitors to our platforms to upload written materials, images, pictures, and other content on the forums on our platforms, and also allow users to share, link to and otherwise access audio, video, games and other content from third parties through our platforms. For a description of how content can be accessed on or through our platforms, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Item 4. Information on the Company—B. Business Overview—Technology,” “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” and “—Risks Related to Our Business and Industry — We have been and may be subject to intellectual property infringement, misappropriation or other claims or allegations in multiple jurisdictions, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Since our inception, we have worked closely with relevant government authorities to monitor the content on our platforms and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to timely determine in all cases the types of content that could result in our liability as an internet operator, and if any of our internet content on our platform operated in China is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platforms operated in China or for content we distribute that is deemed inappropriate. For example, we have previously been subject to a few warnings and fines in an aggregate amount of RMB0.2 million in 2018 for having inappropriate content on our platforms. Although we corrected these non-compliances and undertook measures to prevent the recurrence of such instances, it may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users and third party partners and developers, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content uploaded to our website and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content. Users may upload content or images containing content that infringes upon third-party copyrights or other illegal content and we may be subject to claims, including infringement claims or become involved in litigation proceedings due to such content. As a result, our reputation, PRC business and results of operations may be materially and adversely affected.

For clarification, with the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the near future, we believe the majority of our business, especially our global platforms that operated outside China, is not subject to the above regulations.

It is not certain if we will be classified as a Singapore tax resident.

Under the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are mainly conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We believe that we are not a Singapore tax resident for Singapore income tax purposes. However, our tax residence status is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that we are a Singapore tax resident for Singapore income tax purposes, the portion of our single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief, where Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022. If we are regarded as a Singapore tax resident, any dividends received or deemed received by us in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if we are considered a Singapore tax resident, dividends paid to the holders of our ordinary shares and ADSs will not be subject to withholding tax in Singapore. Regardless of whether or not we are regarded as a Singapore tax resident, holders of our ordinary shares or the ADSs who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our ordinary shares or the ADSs if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our ordinary shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our ordinary shares or the ADSs is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. See “Item 10. Additional Information—Taxation—Singapore.”

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017 and on December 29, 2018, respectively, the statutory enterprise income tax rate is 25%. However, Guangzhou Huaduo, our PRC consolidated affiliated entity in the PRC, renewed its qualification as a high and new technology enterprise, or HNTE, as of December 2, 2019 and, subject to the approval of an annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for three years, from 2019 through 2021. In addition, in 2018, Guangzhou Huanju Shidai was qualified as a “Key National Software Enterprise” after relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10%. Guangzhou BaiGuoYuan was qualified as a Software Enterprise and enjoyed the zero preferential tax beginning from 2018 and 12.5% preferential tax rate beginning from 2020. BaiGuoYuan Technology is entitled to enjoy the preferential tax rate of 15% for the years from 2018 through 2020 and will need to re-apply for HNTE qualification renewal in 2021. However, if any of the abovementioned companies fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25% or the applicable standard tax rate, which could materially and adversely affect our financial condition and results of operations.

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

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, subsequently amended on June 22, 2009, that are commonly referred to as the M&A Rules. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—New M&A Regulations and Overseas Listings.” The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.5 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$61.3 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion (US$0.3 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$61.3 million) within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. According to the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and became effective on September 1, 2011 and Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance..

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. As the Foreign Investment Security Review Measures was recently promulgated, there are great uncertainties with respect to its interpretation and implementation. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. If our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share in China through future acquisitions would as such be adversely affected.

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

Our PRC resident shareholder, Mr. Jun Lei, had registered with the local SAFE branch. Since there remains uncertainty with respect to the interpretation and implementation of Circular No. 37, and we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations, including but not limited to any delay in subsequent filings, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

We are an offshore holding company conducting part of our operations in China through our PRC subsidiaries and variable interest entities. We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our public offerings, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the statutory limits, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142, which was repealed on March 19, 2015. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from corporate transactions such as the sales of Huya and YY Live, and from our subsidiaries, including PRC and non-PRC subsidiaries, as well as consulting and other fees paid to us by our consolidated affiliated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2020, appropriations to statutory reserves amounting to RMB114.9 million were made by twenty-two of our PRC consolidated affiliated entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and PRC consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Our capital expenditures are primarily used to purchase office space.

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

With the sale of YY Live to Baidu being substantially completed with certain customary matters remaining to be completed in the near future, majority of our revenue and operating cash would be from non-PRC subsidiaries, and our reliance on dividends from PRC subsidiaries would be limited.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Uncertainties exist with respect to the newly enacted Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations and financial position in China.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are uncertain to estimate its specific impact on our business, financial condition, result of operations and prospects in China. Considering the majority of our current business is outside of China, we believe we are not in such a market-dominating position in China, but the interpretation and application of such regulations may depend on various factors and we cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

In addition, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. Moreover, The Anti-Monopoly Guidelines for Internet Platforms aims at specifying some of the circumstances under which an activity of internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. These constraints could also include forced termination of any agreements or arrangements that are determined by governmental authorities to be in violation of anti-monopoly laws, which may compromise our pursuit of investment and mergers and acquisitions strategy. The strenthened enforcement may have more substantial and significant influences on, among others, mergers and acquisition transactions, business practices and investment, which may under certain circumstances further adversely affect our business strategy, financial conditions and reputation.

Risks Related to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or the MOC, currently known as the Ministry of Culture and Tourism, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, currently known as the State Administration of Press Publication, Radio, Film and Television after combination of SARFT and GAPP, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities and from engaging in the business of transmitting audio-visual programs through information networks. In addition, according to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020) promulgated by the National Development and Reform Commission and the MOC on June 23, 2020 and effective on July 23, 2020, other than e-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers must not be more than 50%.

We are an exempted company incorporated in the Cayman Islands. We conduct part of our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiaries and the respective shareholders of our PRC variable interest entities. As a result of these contractual arrangements, we exert control over our major PRC consolidated affiliated entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the consolidated affiliated entities are attributed to us. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted for our consolidated affiliated entities. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities in charge, such as the MOC. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPP is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPP, the MOC, instead of the GAPP, is directly responsible for investigating the game. In the event that we, our PRC subsidiaries or PRC consolidated affiliated entities are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides. Furthermore, the New Foreign Investment Law, which promulgated by the Standing Committee of the National People’s Congress on March 15, 2019 and became effective on January 1, 2020, does not explicitly stipulate the contractual arrangements under the “variable interest equity” structures as a form of foreign investment. Nevertheless, we cannot assure you that there will not be any further changes in the regulatory regime in the future. For more information, please see “—Risks Related to Doing Business in Jurisdictions We Operate—Substantial uncertainties exist with respect to the interpretation and implementation of the New Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or PRC consolidated affiliated entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC consolidated affiliated entities, shutting down our servers or blocking our platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations in China, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations in China and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC consolidated affiliated entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

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

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC consolidated affiliated entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. For additional details on these ownership interests, see “—Risks Related to Our Business and Industry—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services” and “Item 4. Information on the Company—A. History and Development of the Company.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of our PRC consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC laws, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing or Guangzhou Arbitration Commission as applicable, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our consolidated affiliated entities. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2021, Mr. David Xueling Li, our co-founder, chairman and chief executive officer, and his affiliates, held 76.0% of the total voting power. Mr. David Xueling Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. Li could violate the terms of his non-compete or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, our major shareholder who beneficially owned 7.8% of our outstanding shares as of March 31, 2021, has delegated the voting rights of the shares that he holds in our Company to Mr. Li. Mr. Lei is active in making investments in internet companies in China and currently holds direct and indirect interests in Xiaomi and iSpeak, which competes with certain of our lines of business, and other entities which may have businesses that compete with ours. Xiaomi (HKSE: 01810) is an internet company with smartphones and smart hardware connected by an IoT platform at its core, which has started offering online performance and live broadcasting services recently. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

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

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in China, and the shareholders of our variable interest entities, or VIEs, each shareholder of each variable interest entities agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE’s performance of their obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAMR. The equity interest pledge agreements with each of the VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge which are not limited by the amount of the registered capital of that VIE. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected.

The internet industry in China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from MIIT or its local counterparts before engaging in any commercial internet information services. Prior to May 2019, an online game operator must also obtain an Internet Culture Operation License from the MOC and an Internet Publishing License from the GAPP to distribute online games, in addition to filing its online games with the GAPP and the MOC. Prior to February 2016, an educational website operator shall obtain approvals from the local education authorities. Guangzhou Huaduo has obtained a valid ICP License for provision of internet information services and online data process and transaction business, a Radio and Television Program Production and Operating Permit and an Internet Culture Operation License for online games and music products. In addition, Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs under the business classification of converging and play-on-demand service for certain kinds of internet audio-visual programs—literary, artistic and entertaining—as prescribed in the newly issued provisional categories. Bigo has obtained a valid ICP License for provision of internet information services, a valid Internet Culture Operation License for music products and performances, a Radio and Television Program Production and Operating Permit and a License for Online Transmission of Audio-Visual Programs. Each of Chengdu Yunbu Internet Technology Co., Ltd., or Chengdu Yunbu, Chengdu Luota Internet Technology Co., Ltd., or Chengdu Luota, and Chengdu Jiyue Internet Technology Co., Ltd., or Chengdu Jiyue, has obtained a valid ICP License for provision of internet information services, and an Internet Culture Operation License for music entertainment products and online performance. On October 8, 2011, Guangzhou Huaduo was granted a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. On January 1, 2015, Guangzhou Huaduo was granted a License for surveying and mapping, covering online map service. On January 17, 2013 and January 16, 2014, we were granted permission by relevant authorities to provide online education content on edu.YY.com and 100.com, respectively. In the fourth quarter of 2014, we acquired Beijing Huanqiu Xingxue Technology Development Co., Ltd., or Beijing Xingxue, and Beijing Huanqiu Chuangzhi Software Co., Ltd., or Beijing Chuangzhi, which operated Edu24oL.com, an online education website that is an online vocational training and language training platform, and Beijing Xingxue held an ICP License and a Publication Operating License for the operation of Edu24ol.com. In the fourth quarter of 2016, we sold majority equity interests in Beijing Xingxue and cease to consolidate financial results of Beijing Xingxue. In addition, Zhuhai Huanju Entertainment has obtained a valid ICP License for provision of internet information services, an Internet Culture Operation License for online games and music products, and a License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of broadcasting plays, TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs. These licenses or permits are essential to the operation of our business in China and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business in China.

With the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the near future, we believe the majority of our business, especially our global platforms that operated outside China, is not subject to the above regulations. Yet as we maintain some our audio and video capabilities and functions in China, we will need to obtain additional qualifications, permits, approvals or licenses. In addition, with respect to specific services offered online, we or the service or content providers may be subject to additional separate qualifications, permits, approvals or licenses. For financial-related content offered on our channels, we are tightening our internal review of the relevant qualifications of the content providers as instructed by the competent authorities, while complying with other statutory requirements. We cannot assure you that we or the service or content providers will be granted such qualifications, permits, approvals or licenses in a timely manner or at all. Prior to the receipt of such qualifications, permits, approvals or licenses, we may be deemed as being in violation of relevant laws or regulations and be subject to penalties.

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. In the interpretation and implementation of existing and future laws and regulations governing our business activities, considerable uncertainties still exist. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations in China. Any such penalties may disrupt our business operations in China and adversely affect our business, financial condition and results of operations.

The shareholders of our PRC variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Guangzhou Tuyue is indirectly held by selected individuals from our senior management team who are PRC citizens through PRC limited partnership jointly established by these individuals. Guangzhou Huaduo, and its direct and indirect shareholders, are controlled by Guangzhou Huanju Shidai and Beijing Huanju Shidai through a series of contractual arrangements. Guangzhou Tuyue Network Technology Co., Ltd., or Guangzhou Tuyue, holds 99.4996% of the equity interest in Guangzhou Huaduo Bilin Online is also our variable interest entity, which was acquired in August 2015 and is currently 99% held by Mr. Li. Guangzhou Qianxun Network Technology Co., Ltd., or Guangzhou Qianxun owns 100% of Guangzhou BaiGuoYuan’s equity interests, as of the date of this annual report. Guangzhou Qianxun, is indirectly held by selected individuals of our senior management team who are PRC citizens through PRC limited partnership jointly established by these individuals. Guangzhou BaiGuoYuan, and its direct and indirect shareholders, are controlled by BaiGuoYuan Technology through a series of contractual arrangements. The interests of such nominated individuals as the controlling shareholders of the variable interest entities may differ from the interests of our Company as a whole, as what is in the best interests of our VIEs may not be in the best interests of our Company. Similarly, two individuals from the senior management team of Bigo collectively own all equity interest of each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, respectively. We cannot assure you that when conflicts of interest arise, the shareholders of our PRC variable interest entities will act in the best interests of our Company or that conflicts of interests will be resolved in our favor. In addition, the shareholders of our PRC variable interest entities may breach or cause our consolidated variable entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of our PRC variable interest entities may encounter in his/her capacity as a shareholder or director of our variable interest entities, on the one hand, and as a beneficial owner or director of our Company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with the shareholders of our PRC variable interest entities to cause them to transfer all of his equity ownership in our consolidated variable interest entities to a PRC entity or individual designated by us, and this new shareholder of our consolidated variable entities could then appoint a new director of our consolidated variable entities to replace the existing directors. In addition, if such conflicts of interest arise, our wholly owned PRC subsidiaries, could also, in the capacity of attorney-in-fact for the shareholders of our PRC variable interest entities as provided under the relevant powers of attorney, directly appoint a new director of our consolidated variable entities to replace the existing directors. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders and the nominated individuals of our PRC variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We are in the process of enhancing the structure of some of our variable interest entities, and its completion is subject to uncertainties.

In order to further improve our control over our material variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the material variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the material variable interest entities that may arise, we are in the process of enhancing the structure of our material variable interest entities and certain other variable interest entities, or the VIE Enhancement.

Prior to the completion of the VIE Enhancement, the variable interest entities were owned, or are owned, by a few PRC citizens who are our founders, key management or significant shareholders. After completion of the VIE Enhancement, those variable interest entities will be directly owned by certain PRC limited liability companies that are indirectly held by selected individuals of the Company (or the management) through PRC limited liability partnerships jointly established by such individuals. We have and will enter into certain contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our VIEs, with the above-mentioned PRC limited liability company and selected individuals of our management. The contractual arrangements, both before and after the VIE Enhancement, give us effective control over each of those variable interest entities and enable us to obtain substantially all of the economic benefits arising from those variable interest entities as well as consolidate the financial results of those variable interest entities into our results of operations.

After completion of the VIE Enhancement, PRC limited liability companies will become the equity holder of the variable interest entities, and those PRC limited liability companies and selected individuals of our management will enter into a series of contractual arrangements with us, including the equity pledge agreements. With respect to the VIE Enhancement that has been completed as of the date of this Annual Report, we have completed the equity pledge with respect to the variable interest entities. However, as there are no implementing rules for the registration of the pledges of the partnership interests, we have not been able to register the pledges of the partnership interests of those limited liability partnerships. Those pledges will not be deemed validly created security interests under applicable PRC laws until they are registered. Until the equity pledges are registered, we may not be able to successfully enforce theses pledges, and will not be able to prevent any third party from acquiring in good faith the interests of those limited liability partnerships. While we believe the new structure is consistent with the longstanding industry practice, the PRC government may consider these arrangements not in compliance with PRC licensing, registration or other regulatory requirements in all aspects, with existing policies or with requirements or policies that may be adopted in the future. The VIE Enhancement process is subject to a number of uncertainties, including registration of the transfer of the equity interests, registration of the new equity pledges, and the receipt of required approvals of amendments to certain operating permits. If we are unable to successfully complete these processes involved in the VIE Enhancement, we will be unable to enjoy the expected benefits, including the anticipated enhanced control over those variable interest entities, or reduced key man risks or the uncertainty resulting from any potential disputes among us and the individual equity holders of those variable interest entities as discussed above.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

Pursuant to the labor contract law that took effect in January 2008 and was amended on July 1, 2013 and its implementation rules that took effect in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees’ employment or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On July 20, 2018, General Office of the Communist Party of China and the State Council promulgated the Reform Plan for Collection and Management System of National and Local Taxes, or the Tax Reform Plan, which became effective on the same day. According to the Tax Reform Plan, all social insurance premiums, such as basic pension insurance premium, basic medical insurance premium, unemployment insurance premium, work-related injury insurance premium and maternity insurance premium, shall be collected uniformly by the relevant tax authorities starting from January 1, 2019.

Compliance with the laws or regulations governing virtual currency may cause us to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in China has been regulated since 2007 in response to the growth of the online game industry in China. On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. The circular bans the conversion of virtual currency into real currency or property.

We issue virtual currency to users on our platforms for them to purchase various items to be used in channels, including music channels. We are in the process of adjusting the content of our platforms but we cannot assure you that our adjustments will be sufficient to comply with the relevant laws. Moreover, although we believe we do not offer virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition and results of operations in China.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having contracted the H1N1 flu, avian flu, Ebola, COVID-19 or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the global economy in general and the global mobile internet and gaming industries in particular.

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

The daily closing trading prices of our ADSs ranged from US$42.01 to US$100.83 in 2020. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The sale of a significant number of the ADSs, ordinary shares or other equity securities in the public market, or the perception that such sales may occur, could also materially and adversely affect the market price of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. With the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the near future, and the majority of our business operations outside China, we do not believe that we are comparable to these Chinese companies. But our previous history of conducting business in China (such as YY Live, our discontinued PRC business) might cause investors to perceive us as a Chinese company, and the trading performances of certain Chinese companies’ securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

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

Techniques employed by short sellers may drive down the market price of our listed securities.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Much of the scrutiny and negative publicity on the target companies has centered on allegations of lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions. Even though our major operations is outside of China after the sale of YY Live, which was substantially completed though certain customary matters remaining to be completed in the near future, we were and may continue to be subject to such risks.

We are currently, and may in the future be, the subject of unfavorable allegations made by short sellers. On November 18, 2020, Muddy Waters Capital LLC, an entity unrelated to us, issued the Muddy Water short seller report (the “Report”) containing certain allegations against us. Our audit committee has conducted an independent review of the allegations raised in the Report related to our YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts. Our announcement dated February 8, 2021 disclosed the conclusion of the independent review, which concluded that the allegations raised and conclusions reached in the Report about our YY Live business were not substantiated. On March 26, 2021, our audit committee also concluded its work as to the handful of claims in the Report unrelated to the YY Live business (concerning Bigo) and likewise found the short seller allegations unsubstantiated. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to utilize a significant portion of our resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could divert management’s attention from the day-to-day operations of our Company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning the alleged fraudulence on our reported user metrics and authenticity on our revenues and cash balances could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after the Report containing various allegations against us was released on November 18, 2020, the trading price of our ADSs declined sharply. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of a shareholder class action lawsuits against us and certain of our directors and officers.

Although we have publicly refuted the erroneous and misleading statements regarding us in the Report, we may still continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the Internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves. There is no assurance that we will be able to conclusively refute each of the allegations in connection with the Report within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are defending against a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit, and there might be other class actions or regulatory enforcement actions in connection with such allegations. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of the judgment in this case, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Even if the allegations against us may ultimately be proven to be groundless, we may have to utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. In addition, in response to the Report, we may be subject to further due diligence and investigations conducted by competent third-party advisors or regulatory authorities. We cannot predict or provide any assurance as to the timing, outcome or consequences of such reviews and investigations, and we have incurred and may continue to incur significant expenses related to legal, accounting, and other professional services in connection with matters relating to or arising from the such reviews and investigations.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2021, we had 1,237,598,376 Class A common shares (excluding 78,982,488 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2020, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and no assurances can be given with respect to our PFIC status for our current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A common shares and on the receipt of distributions on the ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or Class A common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A common shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a “mark-to-market” election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. holders to make such election. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares if we are treated as a PFIC for our current taxable year or any future taxable year (including the possibility of making a “mark-to-market” election and the unavailability of an election to treat us as a qualified electing fund). For more information see “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share, voting together as one class on all matters requiring a shareholders’ vote and which are voted upon by way of a poll. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale, pledge, transfer or assignment or disposition of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, Messrs. David Xueling Li, Jun Lei, Tony Bin Zhao and Jin Cao and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share will be automatically and immediately converted into one Class A common share, and we will not issue any Class B common shares thereafter. Furthermore, if at any time more than 50% of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share will be automatically and immediately converted into one Class A common share.

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2021, Mr. David Xueling Li and his respective affiliates, held 76.0% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of a Cayman Islands company may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee be an independent director. Currently, the chairman of our compensation committee, Mr. David Xueling Li, is not an independent director. We also relied on the exemption available to foreign private issuers to the requirement that shareholder approval should be obtained in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and the requirement that shareholder approval should be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2019 Arrangement. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2019 Share Incentive Awards Arrangement” for more information. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A common shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A common shares represented by your ADSs unless you withdraw the shares from the depositary and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is at least ten clear days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A common shares underlying represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, our directors may close our register of members (subject to compliance with Nasdaq Global Select Market rules) or, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A common shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are to be voted and you may have no legal remedy if the underlying Class A common shares underlying represented by your ADSs are not voted as you requested. The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares represented by your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

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

We established Dokhi Investments Limited in the British Virgin Islands, or BVI, in July 2006 and changed its name to Duowan Limited in September 2006. In August 2006, we established Double Top Limited, which is wholly owned by Dokhi Investments Limited, in Hong Kong and changed its name to Duowan (Hong Kong) Limited in September 2006. In April 2007, we established Guangzhou Duowan Information Technology Co., Ltd., or Guangzhou Duowan, which was wholly owned by Duowan (Hong Kong) Limited. Guangzhou Duowan entered into a series of contractual arrangements with Guangzhou Huaduo and its shareholders, which were subsequently amended to reflect updated shareholder equity interests in Guangzhou Huaduo and enhanced by a series of new contractual arrangements with Guangzhou Huaduo’s direct and indirect shareholders respectively, through which Guangzhou Duowan exercised effective control over the operations of Guangzhou Huaduo.

In November 2007, we established Duowan Entertainment Corporation, or Duowan BVI, in the BVI. In March 2008, we established Huanju Shidai Technology (Beijing) Co., Ltd., formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd., or Beijing Huanju Shidai, which is wholly owned by Duowan BVI. Beijing Huanju Shidai purchased all the equity interests in Guangzhou Duowan from Duowan (Hong Kong) Limited in August 2008, and entered into a series of contractual arrangements with Guangzhou Huaduo and its shareholders through which Beijing Huanju Shidai exercises effective control over the operations of Guangzhou Huaduo which were subsequently amended to reflect certain equity interests in Guangzhou Huaduo. Duowan (Hong Kong) Limited was deregistered as a company and ceased to operate in May 2010.

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

In December 2010, we established Guangzhou Huanju Shidai, formerly known as Zhuhai Duowan Technology Co., Ltd., which is 100% directly owned by Duowan BVI. Guangzhou Huanju Shidai has entered into a series of contractual agreements with Guangzhou Huaduo’s direct and indirect shareholders, through which Guangzhou Huanju Shidai also exercised effective control over the operations of Guangzhou Huaduo.

Our holding company, YY Inc., was incorporated in July 2011 as an exempted company with limited liability in the Cayman Islands. The corporate affairs of YY Inc. are governed by the memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. Through a share exchange on September 6, 2011, the shareholders of Duowan BVI exchanged all of their outstanding common and preferred shares in Duowan BVI for common and preferred shares of YY Inc. on a pro rata basis. No additional consideration was paid in connection with the share exchange. As a result, Duowan BVI became a wholly owned subsidiary of YY Inc.

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

In April 2016, we established Guangzhou Sanrenxing 100-Education Technology Co., Ltd. or Sanrenxing, which entered into a series of VIE agreements and completed its VIE restructure in October 2018. As of the date of this annual report, Sanrenxing is 46.55% directly owned by Guangzhou Huaduo.

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

In July 2017, HUYA Inc. issued series A shares to a group of investors for an aggregate amount of US$75 million. In March 2018, HUYA Inc. issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares at a price of US$7.16 per share for a cash consideration of US$461.6 million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited. Pursuant to the agreements entered into in this series B-2 financing transaction, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase at the then fair market price additional shares to reach 50.10% of the voting powers in HUYA Inc. As part of the Series B-2 financing transaction, Tencent and HUYA Inc., through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to this business cooperation agreement, the parties agreed to establish strategic cooperation in various aspects regarding game live streaming business and other game related business. In May 2018, HUYA Inc. successfully completed its initial public offering of 17,250,000 ADSs at a price of US$12.0 per ADS, including 2,250,000 ADSs offered pursuant to the underwriters’ full exercise of their overallotment options. In April 2019, HUYA Inc. successfully completed a follow-on public offering, issuing 13,600,000 ADSs (or 15,640,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full) at a price of US$24.00 per ADS. Each HUYA Inc. ADS represents one Class A ordinary share of HUYA Inc. On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of HUYA Inc. to Linen Investment Limited, a wholly-owned subsidiary of Tencent for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from us. The purchase price was determined based on the average closing prices of Huya’s American depositary shares in the last 20 trading days prior to the receipt of Tencent’s written exercise notice by us and Huya in accordance with Huya’s second amended and restated shareholders agreement dated March 8, 2018. As a result of the closing of the share transfer, Tencent increased its voting power in Huya to 50.1% on a fully-diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya, and will consolidate financial statements of Huya. Starting from April 3, 2020, we no longer consolidate the operating results of Huya.

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

In March 2019, we entered into a strategic partnership agreement with Shanghai Chuangsi Enterprise Development Co., Ltd., or Shanghai Chuangsi. Under the agreement, we will exchange for certain equity interest of Shanghai Chuangsi by contributing our online game business into Shanghai Chuangsi. The transaction was completed in December 2019, after which the financial results of online games would no longer be consolidated in our financial results.

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

On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from the Company. As a result of the share transfer, Tencent increased its voting power in Huya to 50.1% on a fully-diluted basis and became the controlling shareholder of Huya. As a result, Huya has been deconsolidated from our financial statement starting from the second quarter of 2020. The financial information of Huya will be presented in discontinued operations and will not be presented as a separate segment starting from the second quarter of 2020. On August 10, 2020, we entered into a definitive share transfer agreement with Linen Investment Limited, pursuant to which we would transfer 30,000,000 Class B ordinary shares of Huya to Tencent for an aggregate purchase price of US$810.0 million in cash. Immediately after the second share transfer, we held 38,374,463 Class B ordinary shares of Huya, representing 24.1% of the total voting power calculated based on the total issued and outstanding shares of Huya.

On November 16, 2020, we entered into definitive agreements with Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu will acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future.

Our principal executive offices locate at 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures and divestitures.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.joyy.sg. The information contained on our website is not a part of this annual report.

B. Business Overview

Overview

We operate leading global social media platforms, offering users around the world a uniquely engaging and immersive experience across various video and audio-based social platforms, such as live streaming, short-form videos, instant messaging, casual games, and others. Our platforms enable users across the globe to interact with each other in real time through online live media.

●     Live streaming platform —Bigo Live. Bigo Live is a leading global live streaming platform. With strong presence in North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions etc., Bigo Live enables global users to live stream their specific moments and talk live with each other.

●     Short-form video platform — Likee. Likee is a leading global short-form video social platform, with a fast growing and highly engaged user base that produces, uploads, views, shares and comments on short-form videos on a daily basis.

●     Other key products — (i) imo: Our video communication product imo has attracted a massive and highly engaged video-oriented user base in South Asia, the Middle East and other global regions, by offering frictionless video calls and other communication tools such as two-way video calls, group calls and video sharing. (ii) Hago: Hago is a casual-game-oriented social platform that integrates multiple social features, such as live streaming chatrooms and karaoke, which encourages young users to use these features to establish and maintain social connections while enjoying casual games.

In the past, we also operated a live streaming platform (our discontinued PRC business) — YY Live. YY Live is an interactive and comprehensive video-based entertainment live streaming social media platform, offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. On November 16, 2020, we entered into definitive agreements with Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu will acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future.

With our pioneering business model in China, we have accumulated deep expertise in building and operating a vibrant video content ecosystem since our inception in 2005. Foreseeing the massive global opportunities, we began to expand our global business first by investing in Bigo in 2014, followed by the internationalization of Hago, and lately by acquiring Bigo in March 2019. Our business model is not only successful in China, but has also been tested and replicated effectively on a global basis.

Artificial intelligence (AI) technology is the backbone of our business success and integrated to all critical aspects of our services and broader business operations: from visual and voice recognition, content recommendation and distribution that optimizes users’ viewing experience, to automated product beta testing and critical corporate decision-making, such as budgeting. As AI improved the accuracy and effectiveness of our content and host recommendations, and optimized our other efforts aimed at improving user experience.

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

Our Platforms and Products

Bigo Live

Bigo Live is a leading global live streaming platform. Bigo Live allows the users to live stream their specific moments, live talk with other users, make video calls and watch trend video. It also has features like music live house and cross-room PK. Five years after its product launch in 2016, Bigo Live has established a strong presence in North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions etc., available in over 150 countries and in 22 languages. In the fourth quarter of 2020, the average mobile monthly active users of Bigo Live reached 28.7 million, increasing by 24.5% from the same period in 2019.

Supported by over 30 regional offices located in different countries across the globe and around 3,000 local operational staff, Bigo Live provides abundant localized contents and highly social interaction experiences to its diversified group of users.

Bigo Live’s revenue is distributed globally, with contribution from developed market continued to ramp up to 40.7% in 2020, driven by accelerated user base expansion and enhanced monetization capabilities in the developed market.

Among the various platforms operated by the Company, Bigo Live is currently the largest revenue contributor of the Company. Bigo Live was ranked as one of the Top 10 Non-Game Apps by Worldwide Revenue for 2020, according to the data from Sensor Tower.

Likee

Likee is a leading short-form video social platform worldwide. Likee originally focused on enabling users to create short-form video by utilizing functions such as music and effect filter, cinematic effects (including 4D backgrounds), acting and lip-sync, face stickers and special effects toolkits. In the fourth quarter of 2020, the average mobile monthly active users of Likee reached 120.1 million, increasing by 4.2% from the same period in 2019.

Likee has facilitated a large volume of user generated short-form video content to be produced, uploaded, viewed, shared and commented on a daily basis. In 2020, we continued to expand Likee’s geographic coverage, refine its content offerings, and augment its monetization capabilities. We introduced a variety of new features and functions, including cartoonizer function, AI based music recommendation, match-making friends and direct dialogs features. These new features significantly lowered the short-form video production entry barrier to users, attracting millions of users worldwide to create and share videos with their friends, and further augmented the social nature of the community. Likee continued its support program in 2020 to attract more high-quality content creators to cultivate an increasingly diverse, engaging and entertaining content pool.

Likee organized a variety of offline events to increase the activeness of its user and creator communities around the globe. Combining its global reach and local resources, Likee is making meaningful contribution to helping users handle the pandemic in a fun and informative manner. For example, in the first quarter of 2020, Likee launched the live Health Clinic Initiative in Indonesia to provide users with free online health consultations, wherein doctors and nurses were invited to join Likee’s online challenges and create videos to teach viewers the most effective hand washing methods and how to best protect themselves against infections. Our success in organizing such local offline events in different countries and regions demonstrates Likee’s unique capability in establishing cultural connections among young users, inspiring their creativity and self-expression, and boosting their enthusiasm towards original content production, all of which in turn help us expand our brand influence as well as strengthen our leadership in broader global markets.

Likee kicked off monetization in 2020. Leveraging on Bigo Live’s local operational capabilities and successful monetization experience, Likee currently monetizes its user base mainly through virtual tips for live streaming. It is also exploring additional monetization opportunities.

Hago

Launched in 2018, Hago is a casual game-oriented social platform, with primary presence in Southeast Asia, the Middle East, and South America. It provides over 100 casual games, supporting one-on-one and group battles, together with multiple social features such as live streaming rooms, public and private audio chatrooms, karaoke, and others which encourage young users to establish and maintain social connections while enjoying casual games. In the fourth quarter of 2020, the average mobile monthly active users of Hago reached 16.5 million.

In 2020, Hago continued to enhance user stickiness, and foster new social interactions between users on its platform. For example, we upgraded Hago’s interest-based user group functions to promote social interactions on the platform. We launched and upgraded a number of features in the party chat room along with complimentary monetization features. As a result, the highly social nature of the platform has enabled us to accelerate the development of our innovative monetization capabilities, as seen in our virtual gifting features for both voice chatrooms and interest-based user groups.

imo

imo is a chat and instant messaging application with functions including video calls, text messages, photo and video sharing. By offering frictionless video calls and other communication tools such as two-way video calls, group calls and video sharing, imo has attracted a massive and highly engaged video-oriented user base in South Asia, the Middle East and other global regions. imo fulfills the video communications needs of users in a variety of personal and business-oriented communication scenarios. We plan to continually introduce innovative services offerings within imo to bolster social interactions among its users and broaden its monetization opportunities. In the fourth quarter of 2020, the average mobile monthly active users of imo reached 186.3 million.

YY Live (Discontinued)

In June 2016, we revamped our online music and entertainment live streaming services to form the YY Live platform. With its increasing popularity of and growing content, YY Live has been transformed into an interactive and comprehensive live streaming social media platform. Users of YY Live may enjoy the live streaming services on YY Live App, YY Live website, or YY Client to enjoy a wide variety of live streaming content, including, among others, music and dance show, talk show, outdoor activities, sports, anime and games. In the fourth quarter of 2020, the average mobile monthly active users of YY Live reached 42.0 million, increasing by 1.9% from the same period in 2019.

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

In November 2020, we entered into definitive binding agreements with Baidu and made certain amendments on February 7, 2021, pursuant to which our PRC video-based entertainment live streaming business or YY Live will be acquired by Baidu, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations accordingly.

Global Branding and Marketing

Branding Strategy

Commensurate with our growing global presence and leadership position, we elevated our group legal name from YY to JOYY in 2019, reiterating our vision of bring joyful and youthful experiences to users around the world. This latest strategy upgrade offers us greater flexibility to unleash the respective branding power of our various products and services targeting different demographics of users across the globe. Our comprehensive matrix of popular global brands, including Bigo Live, Likee, imo and Hago, enable us to reach the full spectrum of coveted user bases around the world.

Marketing Activities

We employ a variety of marketing activities, embracing the latest trends in online and social-based promotional strategies. We employ performance-based advertising, social network marketing campaigns, as well as promotion through search engines and web portals, with an emphasis on efficiency and delivering measurable results. Furthermore, we cooperate with application distributors and hardware manufacturers, and sponsor offline exhibitions and industry summits. We are also exploring innovative ways to enhance our user acquisition through various marketing activities, such as TV programs, online entertainment variety shows and dramas, and offline channels.

Seasonality

Our results of operations of various products and services are subject to seasonal fluctuations. However, seasonal fluctuations have not posed material operational and financial challenges to us, as such periods tend to be brief and predictable.

Competition

We face competition in several major aspects of our business, particularly from companies that provide online live streaming and short-form video businesses in terms of user traffic and user time spent. In relation to our global business, our competitors primarily include global short-form video platforms such as TikTok, and livestreaming platforms such as Twitch in certain regions. In relation to YY Live (our discontinued PRC business), our competitors primarily include Kuaishou, Douyin, Tencent Music Entertainment, Momo, Douyu and other live streaming platforms in China. With the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the near future, we primarily face competition in our global business.

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

In addition, we are also empowered by our cutting-edge computer vision (CV) and augmented reality (AR) technology to help our content creators in combining real life’s moments with virtual scenes to produce innovative and engaging video content. We have launched Likee’s FaceMagic after years of R&D efforts in CV, which is able to help millions of creators on the platform to participate in virtual shows and share the astonishing moments with their fans.

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

Large, dedicated cloud-based network infrastructure

In 2020, we continued to develop and expand our global data center network, to provide top-quality, real-time video and audio services to our users worldwide. Our infrastructure provides seamless integration and is highly customized for supporting our services with significant flexibility. Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 52,000 servers which are hosted in the data centers we lease from third parties across the world as of December 31, 2020. Our cloud-based network infrastructure provides quality data delivery and enable many users to interact online from anywhere with ease and speed.

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

Content Management and Monitoring

Our live streaming, short-form video and video communication platforms and other products enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system is in compliance with applicable laws and regulations. They are aided by a program designed to sweep our platforms in real time and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords are automatically filtered by our program and cannot be successfully posted on our platforms. Thus we are able to minimize offending materials on our platforms and to remove such materials promptly after they are discovered. Our Hago platform has deployed deep learning-based voice recognition technology, which helps us to detect and delete prohibited content and deal with the relevant distributors in a timely fashion. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry—We may face significant risks related to the content and communications on our platforms.”

We have been continually localizing our content management and monitoring efforts. In particular, we have deployed approximately 4,000 dedicated content management and monitoring personnel with local language proficiency and cultural understanding in a number of countries worldwide, including but not limited to Russia, Egypt, Indonesia, Thailand and Vietnam.

Our IT Professionals

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. As of December 31, 2020, our research and development team consisted of 3,451 members. All of our service programs are designed and developed internally, including various interactive technologies. Our research and development team currently works on both back-end and front-end development of our products and services, including (a) the continuous improvement of our core audio and video data processing and streaming technologies, (b) the enhancement of network and server structures, data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (c) the creation of new features and functions to meet the demand of our users in various business lines, including but not limited to PC-desktop, web and mobile applications, channel templates and virtual items. We also build a team of experienced engineers who help us address challenges such as recommendation engines, big data and artificial intelligence, particularly in the areas of computer vision, national language processing, automatic speech recognition and speech synthesis.

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

YY and Bigo

As of December 31, 2020, we held 888 registered domain names, including YY.com, Bigo TV, Duowan.com, 100.com, bigolive.sg, likee.com, 520hello.com, 942 software copyrights and other copyrights, 1,212 patents and 2,145 trademarks and service marks. In addition, as of December 31, 2020, we had filed 3,341 patent applications covering certain of our proprietary technologies and 3,571 trademark applications. Following the full completion of the sale of YY Live to Baidu, which was substantially completed with certain customary matters remaining to be completed in the near future, we will transfer 780 patents, 460 trademarks, 124 copyrights and 29 domain names to Baidu.

Regulations

PRC Regulation

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks and internet information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities. With the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the near future, we believe the majority of our business, especially our global platforms that we operate outside China, is not subject to the above regulations. Yet as we maintained some of our audio and video capabilities and functions in China, our remaining PRC business operations are subject to regulations issued by the below authorities, including:

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

●     the Bureau of Protection of State Secrets;

●     the Ministry of Public Security; and

●     the State Administration of Foreign Exchange, or the SAFE.

As the online social platform is still at an early stage of development in China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online social platform industries. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” This section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

Investment activities in China by foreign investors are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020), or the Negative List, which was promulgated on June 23, 2020 and became effective on July 23, 2020. According to the Negative List, the foreign stake in a value-added telecommunications service (except e-commerce, domestic conferencing, store-and-forward, and call center services) may not exceed 50%.

On December 30, 2019, the MOC and the SAMR jointly promulgated the Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. According to the Measures for the Reporting of Foreign Investment Information, where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-invested enterprises shall report investment information to commerce departments in accordance with these Measures. A foreign investor who establishes a foreign-invested enterprise within China shall submit an initial report through the enterprise registration system when undergoing formation registration of the foreign-invested enterprise. In the case of any modification of the information in the initial report, which involves the enterprise’s modification registration (recordation), the foreign-invested enterprise shall submit the modification report through the enterprise registration system when undergoing the enterprise’s modification registration (recordation).

According to the Telecommunications Regulations, which became effective on September 25, 2000 and have been subsequently amended respectively on July 29, 2014 and February 6, 2016, and the Catalog of Telecommunications Business (2015 Amendment), implemented on March 1, 2016 attached to the Telecommunications Regulations and amended on June 6, 2019, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently, through Guangzhou Huaduo and Guangzhou BaiGuoYuan, our PRC consolidated affiliated entities, hold ICP licenses, a sub-category of the value-added telecommunications business operation license, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT, which were last updated on December 23, 2020 and March 21, 2018, respectively.

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

To comply with such foreign ownership restrictions, we operate our online platform in China through Guangzhou Huaduo in PRC, which is owned by several PRC citizens and Guangzhou Tuyue. Guangzhou Tuyue is indirectly held by selected individuals from our senior management team who are PRC citizens, through PRC limited partnership jointly established by these individuals. Guangzhou Huaduo, and its direct and indirect shareholders, are controlled by Guangzhou Huanju Shidai and Beijing Huanju Shidai through a series of contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” Moreover, Guangzhou Huaduo is the registered holder of a majority of the domain names, trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC counsel Fangda Partners’ understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, internet information commercial service providers shall obtain a value-added telecommunications business operation license (the “ICP license”), from the relevant local authorities before engaging in the providing of any commercial internet information services in China, and the ICP license is subject to annual inspection within the first quarter of the next year according to the Administrative Measures for Telecommunications Business Operating Licensing, which was promulgated by the MIIT on March 5, 2009 and amended on July 3, 2017. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license. Each of Guangzhou Huaduo and Guangzhou BaiGuoYuan presently holds the ICP licenses on internet and mobile network information services issued by the Guangdong branch of the MIIT.

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

Real-name Registration System

Pursuant to the Provisions on Administration over the Internet User Public Account Information Services, which was promulgated by the State Internet Information Office on September 7, 2017 and became effective on October 8, 2017 and amended on February 22, 2021, the network platforms providing the services of registration of the Internet user accounts shall conduct real identity verification over the registered users and require providing the identity information and mobile phone number. If a user fails to provide real identity information, the network platforms shall not provide the information release services to such user.

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

Guangzhou Huaduo holds a valid Internet Culture Operation License covering our provision of online music. Most of the music offered on our websites is sung by grassroots performers along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “D. Risk Factors— Risks Related to Our Corporate Structure—If our PRC consolidated affiliated entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected.” Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “D. Risk Factors—Risks Related to Our Business and Industry—We may face significant risks related to the content and communications on our platforms.” and “PRC Regulation—Intellectual Property Rights—Copyright.”

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

Online Transmission of Audio-Visual Programs

According to the Administrative Provisions on Private Network and Targeted Publication of Audio-Visual Programs Services, or the Audio-Visual Provisions, which was promulgated by the SAPPRFT on April 25, 2016 and put into effect on June 1, 2016, to engage in the transmission and distribution of audio-visual programs, a License for the Online Transmission of Audio-Visual Programs is required. Foreign invested enterprises are not allowed to carry out such business.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, and amended the Notice on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. On March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

The Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories issued by the SARFT on March 17, 2010 and subsequently revised on March 10, 2017 classified internet audio-visual program services into four categories.

Administrative Measures for the Business Activities of Online Performances, or Online Performance Measures, was promulgated by the MOC on December 2, 2016 and became effective on January 1, 2017, regulating that the entity engaging in the operation of online performances shall establish content review system, and be staffed with qualified reviewers for self-censorship. Pursuant to Online Performance Measures, online performances shall not contain any illegal elements set forth in the Online Performance Measures. Once the online performances in violation of laws are found, the entity engaging in the operation of online performances shall immediately suspends the provision of such performance, and report relevant information to the authorized governmental departments.

Guangzhou Huaduo holds a valid License for Online Transmission of Audio-Visual Programs with the business classification of converging and play-on-demand service for certain kinds of audio-visual programs—literary, artistic and entertaining—as prescribed in the Provisional Categories.

Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which become effective on August 20, 2004 and amended on August 28, 2015 and October 29, 2020. The Radio and TV Programs Regulations require any entity engaging in the production of radio and television programs to obtain a license for such businesses from the SARFT or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

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

Intellectual Property Rights

Software

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights to be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2020, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. The most recently amended Patent Law of the People’s Republic of China, or the 2020 Patent Law will come into force on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. According to the 2020 Patent Law, a patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2020, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Copyright

The Copyright Law of the People’s Republic of China, or the Copyright Law, promulgated in 1990 and amended in 2001, 2010 and 2020. The most recently amended Copyright Law, or 2020 Copyright Law, will take effect on June 1, 2021. The Copyright Law and its related implementing regulations, promulgated on May 30, 1991, and amended on August 2, 2002, January 8, 2011 and on January 30, 2013, respectively, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

To further clarify some key internet copyright issues, on December 17, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the Information Network Transmission Right Infringement Regulation. The Information Network Transmission Right Infringement Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. The Information Network Transmission Right Infringement Regulation was amended on December 29, 2020 and came into effect on January 1, 2021. Under the Information Network Transmission Right Infringement Regulation, where an internet information service provider works in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to its findings on the degree of fault of the internet information service provider. The fault of the internet information service provider is determined according to various criteria, including situations where such provider knew or should have known of the network user’s infringement against third party’s information network transmission right. If an internet information service provider can prove that it has only provided network services through automatic access, automatic transmission, data storage space, search functions, links, document sharing technology, etc., and thereby argues that it has not been involved in any alleged joint infringement, the PRC court shall find in favor of such internet information service provider. If an internet information service provider fails to take necessary measures, the PRC court shall find that it acknowledges such infringement.

Under the 2020 Copyright Law and its implementation rules, anyone infringing upon the copyrights of others is subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the copyright owners for such owners’ actual or the income received by the offender as a result of the copyright infringement; or if such actual loss or income is in itself difficult to calculate, the relevant PRC court may decide the amount of the actual loss up to RMB 5,000,000 for each infringement.

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

On May 18, 2006, the State Council issued the Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and amended on January 30, 2013. Under this regulation, an internet information service provider may be exempt from indemnification liabilities under the certain circumstances.

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

If, despite these precautions, such procedures fail to effectively prevent unauthorized posting or use of copyrighted content or the infringement of other third party rights on our platforms, and the PRC courts find that certain safe harbor exemptions under PRC laws are not applicable to us because, for instance, a court finds that we knew or should have known about such infringement or that we have directly derived economic benefits from allowing such infringement activities on our platforms, we may be held jointly and severally liable with the performers, channel owners or other infringement parties in lawsuits initiated by the relevant third party copyright holders or authorized users. See “D. Risk Factors—Risks Related to Our Business and Industry—We have incurred claims related to intellectual property infringements in China, and failure to address such infringements may undermine our financial position and reputation.”

Domain Name

The Measures for Administration of Domain Names, or the Domain Name Measures, was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. For the number of domain names we registered as of December 31, 2020, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC (currently known as the Trademark Office of National Intellectual Property Administration) handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2020, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Internet Infringement

On May 28, 2020, the National People’s Congress of the People’s Republic of China promulgated the PRC Civil Code, which became effective on January 1, 2021. Under the Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulation of Internet Content

The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the GAPP. These measures specifically prohibit internet activities that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, its ICP license may be revoked and its websites may be shut down by the relevant government agencies.

On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions of Ecological Governance of Internet Information Content, which came into effect on March 1, 2020. Under this Provisions, an internet information content platform shall set up the mechanism of ecological governance of internet information content, develop the detailed rules for ecological governance of the internet information content on the platform and improve the systems of user registration, account management, information release and examination, etc. The platform shall set up the person in charge of the ecological governance of internet information content, equip itself with the professional personnel commensurate with the business scope and service scale, strengthen training and examination and improve the quality of practitioners, set up convenient channels for filing complaints and reports in prominent places and publish the ways of filing complaints and reports, and compile an annual report on the ecological governance of network information content. If an internet information content platform violates the provisions, the cyberspace authorities shall hold interviews, give warnings, order it to suspend information update, take measures including restricting it from engaging in internet information services, and impose online behavior restrictions and industry bans.

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

The Internet Security Law of the People’s Republic of China, issued by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017, emphasizes the implementation of classified protection with respect to Internet security. According to the Internet Security Law, Internet operators shall fulfill relevant mandatory security protection obligations.

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

In addition, according to the General Provisions of the PRC Civil Code, promulgated by the National People's Congress of the People’s Republic of China on May 28, 2020, which became effective on January 1, 2021, the personal information of a natural person shall be protected. Any organization or individual needing to obtain the personal information of others shall legally obtain and ensure the security of such information, and shall not illegally collect, use, process, or transmit the personal information of other persons, nor illegally buy, sell, provide, or publish the personal information of other persons.

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

Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusion of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms operated in China so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

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

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

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

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

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

We and our PRC citizen employees who have been granted share options, restricted shares or restricted share units, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if certain conditions set forth in Circular 82 are met.

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

Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes, substantial uncertainty exists as to whether we will be deemed to be such by the relevant authorities. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

In addition, although the New EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the Implementation Rules refer to “qualified resident enterprises” as enterprises with “direct equity interest,” it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, and the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks of reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Nonresident Enterprises, or SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 7. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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

As uncertainties remain regarding the interpretation and implementation of the New EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

Government Regulations

As our globalized operations evolve, we may, from time to time, be subject to government regulations. As the live streaming and short-form video businesses are still at an early stage of development in the jurisdictions where we have presence, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. This section sets forth the most important laws and regulations that govern our current business activities in multiple jurisdictions across the globe, including European Union, India and Singapore.

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

JOYY Inc.
100%
Duowan Entertainment Corporation ("Duowan BVI")
100%
Funstage Technology Ltd ("Funstage")
93.5%
Engage Capital Partners I, L.P.[4] ("Engage L.P.")
100%
96.5%
100%
NeoTasks Inc. ("NeoTasks Cayman")
100%
NeoTasks Limited ("NeoTasks HK")
3.5%
100%
Bigo Inc[7] ("Bigo Cayman")
100%
Beyond Precision Limited ("Precision")
100%
Bigo Technology Pte. Ltd. ("Bigo Singapore")
100%
Bigo Internet Information Pte. Ltd. ("Bigo Internet")
100%
Bigo (Hong Kong) Limited ("Bigo HK")
100%
Bigo Technology (UK) Limited
100%
Singularity IM, Inc.
100%
Pagebites, Inc.
100%
Topstage Technology Ltd ("Topstage")
100%
Runderfo Inc.[3] ("Runderfo")
100%
Goldenage Technology Investment Group Limited ("Goldenage")
17%
83%
Guangzhou Xiling Technology Co., Ltd.[3] ("Guangzhou Xiling")
100%
Guangzhou Fanggui Information Technology Co., Ltd. ("Guangzhou Fanggui")
Guangzhou Yiling Network Technology Co., Ltd.[5] ("Guangzhou Yiling")
100%
Guangzhou Jinhong Network Media Co., Ltd. ("Guangzhou Jinhong")
Offshore
Onshore
100%
Guangzhou Huanju Shidai Information Technology Co., Ltd.[2] ("Guangzhou Huanju Shidai")
Guangzhou Xuancheng Network Technology Co., Ltd.[2] ("Guangzhou Xuancheng")
0.0001%
Guangzhou Yueyi Network Technology Partnership(LP)[2] ("Guangzhou Yueyi")
0.0001%
Guangzhou Xuanyi Network Technology Partnership(LP)[2] ("Guangzhou Xuanyi")
50%
50%
100%
Guangzhou Ruicheng Network Technology Co., Ltd.[5] ("Guangzhou Ruicheng")
100%
Guangzhou Tiyue Network Technology Co., Ltd. ("Guangzhou Tiyue")
99.50%
Guangzhou Huaduo Network Technology Co., Ltd.[2] ("Guangzhou Huaduo")
100%
Guangzhou Huanju Electronic Commerce Co., Ltd. ("Guangzhou Huanju E-Commerce")
93.5%
Shanghai Yilian Equity Investment Partnership(LP)[6] ("Shanghai Yilian")
99%
Guangzhou Yilian Yixing Equity Investment Partnership(LP)[6] ("Guangzhou Yixing")
Huanju Shidai Technology (Beijing) Co., Ltd. ("Beijing Huanju Shidai")
Beijing Tuda Science and Technology Co., Ltd.[1] ("Beijing Tuda")
100%
Guangzhou Wangxing Information Technology Co., Ltd. ("Guangzhou Wangxing")
Chengdu Yunbu Network Technology Co., Ltd.[6] ("Chengdu Yunbu")
Chengdu Luota Network Technology Co., Ltd.[6] ("Chengdu Luota")
Chengdu Jiyue Network Technology Co., Ltd.[6] ("Chengdu Jiyue")
100%
Guangzhou BaiGuoYuan Information Technology Co., Ltd. ("BaiGuoYuan Technology")
Guangzhou Shangying Network Technology Co., Ltd.[8] ("Guangzhou Shangying")
0.0001%
Guangzhou Fangu Network Technology Partnership[8](LP) ("Guangzhou Fangu")
0.0001%
Guangzhou Wanyin Network Technology Partnership(LP)[8] ("Guangzhou Wanyin")
50%
50%
Guangzhou Qianxun Network Technology Co., Ltd.[8] ("Guangzhou Qianxun")
100%
Guangzhou BaiGuoYuan Network Technology Co., Ltd.[8] ("Guangzhou BaiGuoYuan")
Equity interest
Contractual arrangements

(1)	Beijing Tuda is our PRC consolidated affiliated entity. Mr. David Xueling Li, our co-founder, chairman and chief executive officer and director, owns 97.7% of Beijing Tuda’s equity interests, and two individuals unaffiliated with us collectively own the remaining 2.3% of Beijing Tuda’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Beijing Tuda.”

(2)	Guangzhou Huaduo is our PRC consolidated affiliated entity. Guangzhou Tuyue owns 99.50% of Guangzhou Huaduo’s equity interests, and Mr. Jun Lei and two other unaffiliated individuals collectively own the remaining 0.50% equity interests of Guangzhou Huaduo, as of the date of this annual report. Guangzhou Tuyue are indirectly held by selected individuals of JOYY INC. (or the management) who are PRC citizens through PRC limited partnership jointly established by these individuals. Guangzhou Huaduo, and its direct and indirect shareholders, are both controlled by Guangzhou Huanju Shidai and Beijing Huanju Shidai through a series of contractual arrangements. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Huaduo.”
(3)	Each of Guangzhou Xuancheng, Guangzhou Yueyi, Guangzhou Xuanyi, and Guangzhou Ruicheng is our PRC consolidated affiliated entity, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Xuancheng, Guangzhou Yueyi, Guangzhou Xuanyi, and Guangzhou Ruicheng.”
(4)	Each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue is our PRC consolidated affiliated entity, as of the date of this annual report. Two individuals from the senior management team of Bigo collectively own all equity interest of each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, respectively. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue.”
(5)	On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future.
(6)	Duowan BVI is the limited partner of Engage L.P., and Guangzhou Huaduo is the limited partner of Shanghai Yilian and Guangzhou Yixing.
(7)	In March 2019, we completed the acquisition of the remaining 68.3% equity interest in Bigo from the other shareholders of Bigo. Upon the completion of the acquisition, we hold 100% shares of Bigo, and Bigo is our wholly owned subsidiary.
(8)	Each of Guangzhou Shangying, Guangzhou Fangu, Guangzhou Wanyin, Guangzhou Qianxun, and Guangzhou BaiGuoYuan is our PRC consolidated affiliated entity, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Arrangements.”

D. Property, Equipment and Land Use Right

Our corporate headquarters is located in 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440, which comprise 1,310 square meters.

The corporate headquarters of Bigo are located in Singapore. As of the date of this annual report, Bigo has leased office space with an aggregate area of 58,395 square meters, of which 33,827 square meters are in Guangzhou and the remainder in other cities within and outside China. Bigo’s physical servers are primarily hosted at internet data centers owned by major international internet data center providers hosted outside China.

Our corporate headquarter of PRC subsidiaries is located in Panyu District, Guangzhou, China, which comprises 37,548 square meters. In August 2015, we acquired the use right of a parcel of land located at Pazhou, Haizhu District, Guangzhou, China.We also acquired a building in Zhuhai in October 2017 as branch office, which comprises 27,206 square meters. As of the date of this annual report, we have leased office space with an aggregate area of 8,937 square meters within and outside China.

We believe that our existing facilities are sufficient for our current needs and we will obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

See Notes 13 and 14 to our financial statements for further information about our property and equipment and land use right.

ITEM 4.A.            UNRESOLVED STAFF COMMENTS

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

A.    Operating Results

Overview

We operate leading global social media platforms, offering users around the world a uniquely engaging and immersive experience across various video-based content categories, such as live streaming, short-form video and video communication. Our global average mobile monthly active users reached 393.7 million in the fourth quarter of 2020, including 28.7 million of average monthly active users of Bigo Live, 120.1 million of average monthly active users of Likee, 16.5 million of average monthly active users of Hago, 186.3 million of average monthly active users of imo and 42.0 million of average monthly active users of YY Live (our discontinued PRC business).

With our pioneering business model in China, we have accumulated deep expertise in building and operating a vibrant video content ecosystem since our inception in 2005. Foreseeing the massive global opportunities, we began to expand our global business first by investing in Bigo, followed by the internationalization of Hago, and by acquiring Bigo in March 2019.

Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic use of our platforms is currently free to attract traffic, we monetize our user base mainly through virtual tips for live streaming. We derive our revenues primarily from live streaming services, accounting for 43.6%, 85.4% and 94.7% of our total net revenues in 2018, 2019 and 2020, respectively. We have been exploring additional monetization opportunities and diversifying our revenue sources in order to capitalize on the large and highly engaged user base of our platforms. We generate other revenues mainly from advertising services, and to a lesser extent, our online game business, memberships and other services. Such other revenues accounted for 56.4%, 14.6% and 5.3% of our total net revenues in 2018, 2019 and 2020, respectively.

On April 3, 2020 and August 10, 2020, we transferred 16,523,819 and 30,000,000 Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent respectively. As a result of the closing of the share transfer, we would hold 38,374,463 Class B ordinary shares of Huya with Tencent becoming the controlling shareholder of Huya, and Tencent will consolidate financial statements of Huya. Starting from the second quarter of 2020, we no longer consolidate the operating results of Huya into our financial statements, and Huya’s historical financial results are and will be reflected in our consolidated financial statements as discontinued operations accordingly.

On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, the historical results of YY Live are reflected in the Company’s financial statements as discontinued operations accordingly.

The COVID-19 outbreak may have some impact on our results of operations, and the full extent of the impact will depend on future developments that are highly uncertain and cannot be predicted.

Discussion of Selected Statements of Operations Items

Revenues

Our live streaming revenues are primarily comprised of revenues from Bigo Live, Likee and Hago. Other revenues primarily include advertising revenues, and to a lesser extent revenues from online games, membership, online education, and financing income. Starting from the second quarter of 2020, we no longer consolidate the results of operations of Huya. The historical results of YY Live are reflected in the Company’s financial statements as discontinued operations

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
		% of total net		% of total net			% of total net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except for percentages)
Live streaming	361,475	43.6	5,330,790	85.4	12,524,825	1,919,513	94.7
Others	468,001	56.4	908,519	14.6	706,120	108,218	5.3
Total net revenues (1)	829,476	100.0	6,239,309	100.0	13,230,945	2,027,731	100.0
(1)	Revenues are presented net of rebates and discounts.

Live streaming revenues. We generate live streaming revenues from the sales of in-channel virtual items used on our live streaming platforms. Users access content on our platforms free of charge, but are charged for purchases of virtual items.

The most significant factors that directly affect our live streaming revenues include the number of our paying users and ARPU. Our management regularly monitor these operating metrics, which are important and direct performance indicators, in managing our live streaming business and in making relevant operational and production decisions.

●     The number of paying users. In 2020, Bigo (including Bigo Live, Likee and imo) had 3.4 million paying users for our livestreaming services. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on the above mentioned platforms at least once during the relevant period.

●     ARPU. In 2020, Bigo’s (including Bigo Live, Likee and imo) ARPU for live streaming was USD 416. ARPU is calculated by dividing our total revenues from live streaming on the above mentioned platforms during a given period by the number of paying users for our live streaming services on the above mentioned platforms for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users.

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

(iii) Membership revenues. We generated membership revenues from the membership subscription fees paid by our users. In our membership program, users pay a flat monthly subscription fee in order to become members, and in exchange, we give them access to various privileges and enhanced features on our channels, including virtual items exclusively available to members, dedicated customer services and priority entrance to certain live performances.

(iv) Others. We generated other revenues from our online education, e-commerce, and financing business. Online education service consists of vocational training, language training and K-12 afterschool education courses and we generated revenue from course fee. Our e-commerce business offers e-commerce service solutions for merchants based on our core live-streaming technology. We also generated revenues from financing business, which we ceased to extend credit since the second half of 2019.

Cost of Revenues

Cost of revenues consists primarily of (i) revenue sharing fees and content costs including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salary and welfare, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges, and (ix) other costs. Our cost of revenues generally increased in the past three years ended December 31, 2020, primarily due to the growth and expansion of our businesses, including the consolidation of Bigo in 2019.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) depreciation of office premise and servers utilized by research and development personnel, and (iv) rental expenses. Costs incurred during the research stage are expensed as incurred. Research and development expenses generally increased in the past three years ended December 31, 2020, due to the need for additional research and development personnel to accommodate the growth of our business, as well as the consolidation of Bigo in 2019.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, (ii) amortization of intangible assets from business acquisition, and (iii) salary and welfare for sales and marketing personnel. Our sales and marketing expenses generally increased over the past three years ended December 31, 2020, primarily reflecting increased marketing and promotional activities as well as the consolidation of Bigo in 2019.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) impairment charge, and (iv) professional service fees. Our general and administrative expenses generally increased over the past three years ended December 31, 2020 as a result of our business growth and expansion including the consolidation of Bigo in 2019.

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Research and development expenses	96,585	362,441	295,289	45,256
Sales and marketing expenses	1,418	5,000	9,018	1,382
General and administrative expenses	83,758	117,629	291,759	44,714
Total	181,761	485,070	596,066	91,352

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

Operating Income

Gain on deconsolidation of business

In December 2019, we disposed our online game business, and recognized an income of RMB82.7 million.

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

As Duowan BVI is a BVI business company subject to the provisions of the BVI Business Companies Act (As Revised), it is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by Duowan BVI to persons who are not persons resident in the BVI).

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

PRC

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and consolidated affiliated entities operating in the PRC. On March 16, 2007, the PRC National People's Congress promulgated the New EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. These subsidiaries and VIEs are subject to new EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that Guangzhou Huaduo can enjoy for the periods reported as a result of its qualification as a high and new technology enterprise.

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses before 2018 so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, and 100% for manufacturing companies since 2018. Certain subsidiaries and VIEs have claimed such Super Deduction for the period reported.

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

Our PRC subsidiaries and PRC consolidated affiliated entities are subject to value added tax and related surcharges. Our live streaming revenues are subject to VAT at a rate of 6% for the years ended December 31, 2018, 2019 and 2020. Other revenues are subject to VAT at a rate of 6%, 9% or 13% for the years ended December 31, 2018, 2019 and 2020. We also subject to surcharges of VAT, which are calculated based on 12% of the VAT paid for the years ended December 31, 2018, 2019 and 2020. Business taxes and related surcharges during 2018, 2019 and 2020 were RMB2.8 million, RMB9.6 million and RMB10.1 million (US$1.5 million), respectively.

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

Online games revenues

We generate revenues from offering virtual items in online games developed by third parties or our self-developed online games to game players. Historically, the majority of online games revenues for the three years ended December 31, 2018, 2019 and 2020 were derived from third party-developed games.

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

Membership

We operate a membership subscription program where subscription members can have enhanced user privileges. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

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

Financing revenues

We generate revenues from micro-credit personal loans provided to individual borrowers and corporate loans to corporate customers. We have ceased to extend credit in our PRC internet micro-financing business since the second half of 2019. We recognize financing income related to those services over the life of the underlying financing using the effective interest method on unpaid principal amounts after net of loan origination cost.

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

Accounts receivable

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

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts on an individual basis taking into consideration various factors, including, but not limited to, historical collection experience, creditworthiness of the debtors and the age of the individual receivables balance. Additionally, we make specific bad debt provisions based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. We adopted ASU 2016-13 from January 1, 2020 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB12.1 million recognized as of January 1, 2020.

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

Micro-credit personal loans

We provide micro loans to qualified individual borrowers. The micro loan periods granted to the borrowers generally range from one month to twelve months. We have ceased to extend credit in our PRC internet micro-financing business since the second half of 2019.

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

Available-for-sale debt investments

Available-for-sale debt investment of the Group is convertible bond issued by a private company that is redeemable at the Group's option, which is measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of this debt investment are recognized in other comprehensive income (loss).

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

A VIE is an entity in which we, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the VIEs’ economic performance, and also our obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Guangzhou Xiling, Guangzhou Huanju Shidai, Beijing Huanju Shidai, 100 Edu Technology, BaiGuoYuan Technology and Guangzhou Wangxing and ultimately we hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs. As a result of the share transfer to Tencent on April 3, 2020, we no longer consolidate the results of operations of Huya.

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

Share-based compensation

We awarded a number of share-based compensation to our employees and non-employees (such as consultants), which include share options, restricted shares, restricted share units of the Company, share option, restricted share units and ordinary shares of the Company’s subsidiaries granted to employees and non-employees. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 26 to our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, which are included elsewhere in this annual report on Form 20-F.

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

During the years ended December 31, 2018, 2019 and 2020, we granted share options to employees of nil, 438,100 and nil respectively pursuant to the 2011 Share Incentive Plan.

Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of JOYY on the Nasdaq Stock Market.

For the years ended December 31, 2018, 2019 and 2020, 11,977,794, 16,114,095 and 62,770,405 restricted share units of JOYY was granted to our employees respectively pursuant to the 2011 Share Incentive Plan.

Restricted shares

In connection with the acquisition of Bigo in March 2019, we issued common shares to replace Bigo’s share incentive scheme.

In determining the fair value of restricted shares granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of JOYY on the Nasdaq Stock Market.

For the years ended December 31, 2019 and 2020, 16,041,327 and 4,541,086 restricted shares of JOYY were granted to our employees respectively.

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

We perform annual goodwill impairment test of each reporting unit in the fourth quarter, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the entity-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results.

We have performed a goodwill impairment analysis in the fourth quarter of 2019 and 2020. When determining the fair value of Bigo reporting unit, we used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the five-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. For example, our efforts to attract more paying users and increase the spending level of paying users may not be as successful as forecasted and therefore the actual revenue growth may not be as high as forecasted. Based on our assessment, the fair value of Bigo segment reporting units exceeded their carrying value by around 10% of their carrying value of the Bigo reporting unit as of December 31, 2020. Therefore, no impairment for goodwill was recognized for the year ended December 31, 2020.

Intangible assets

Intangible assets that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

The costs of determinable-lived intangible assets are amortized to expense over their estimated life and stated at cost (fair value at acquisition) less accumulated amortization. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually in the fourth quarter of each year, or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We reassess indefinite-lived intangible assets at each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Impairment of investment, long-lived assets and intangible assets

The carrying amounts of investment, long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Impairment of investments of RMB35.3 million, RMB62.3 million and RMB43.9 million (US$6.7 million) was recognized for the year ended December 31, 2018, 2019 and 2020, respectively.

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

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2018, 2019 and 2020, a total valuation allowance of RMB169.2 million, RMB607.7 million and RMB980.4 million (US$150.3 million), respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

We adopted the guidance on accounting for uncertainty in income taxes on January 1, 2008 using a modified retrospective transition method. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. The adjustment to the opening balance of retained earnings as of January 1, 2008 as a result of the implementation of the guidance was zero. We did not recognize any significant interest and penalties associated with tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2018, 2019 and 2020, we had no significant unrecognized uncertain tax positions.

Foreign currency

We use Renminbi as our reporting currency. The functional currency of our Company and our subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, Singapore, United States, India, Egypt and other regions is U.S. dollar or their respective local currency, while the functional currency of the other subsidiaries incorporated in PRC is RMB. In the consolidated financial statements, the financial information of our Company and our subsidiaries, which use U.S. dollar or their respective local currency as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of operations and comprehensive income.

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

Impact of COVID-19 On Our Operations

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

We believe that the global epidemic contributed to the increase in demand for premium online entertainment content and authentic social engagement, as the Company’s global business continues to grow and has achieved solid operational performance even encountered with the ongoing uncertainties. Our global average mobile MAUs increased by 27.2% and 21.0% in the first and second quarter of 2020, and decreased by 4.0% and 7.1% in the third and fourth quarter of 2020, respectively, as compared to the corresponding periods of 2019, among which the average mobile MAUs of YY Live increased by 21.7%, 6.0%, 3.4% and 1.9% in the first, second, third and fourth quarter of 2020, respectively, as compared to the corresponding periods of 2019. The increases in the global average mobile MAUs in the first and second quarters of 2020, and the increases in the average mobile MAUs of YY Live in each quarter of 2020 were primarily due to (i) the increase in online leisure time for online entertainment, attributable to the restrictive measures imposed on travelling and offline entertainment activities, and (ii) the enriched and diversified content offerings and effective operating strategies of our platforms to attract active users.

As many countries have implemented strict indoor and insulation policy, we witnessed greater user traffic of, user time spent on as well as the user retention rate of our live streaming and short-form video platform. Specifically, we stick to our global dual-engine growth strategy, and committed to fuel our global expansion together with our local operations, improved our edge in video content and services, and enhanced our monetization capability of our various platforms. Even as the COVID-19 pandemic reemerged and regional geopolitical risks drive uncertainty throughout the global economy, our platforms remains the trend in gaining user attraction, usage and engagement in 2020. In the first, second and third quarter of 2020 typically, our total revenues grew by 249.0%, 116.6% and 97.6% year over year. In particular, the Bigo segment’s revenue grew by 140.6% year over year compared to 2019, mostly driven by live streaming revenue growth.

The global outbreak of the COVID-19 pandemic also caused a significant amount of macroeconomic uncertainties in most markets, and adversely affected the willingness of some users to purchase virtual items or other products or services on some of our platforms, esp. YY Live, our discontinued PRC business. Due to the impact of the COVID-19, the total number of paying users of YY Live decreased by 3.6%, 2.2%, 4.7% and 1.1% in the first, second, third and fourth quarters of 2020, respectively, as compared with the corresponding periods in 2019, primarily due to the negative impacts of COVID-19 on the income and personal financial conditions of some of its existing and prospective paying users, which decreased their discretionary spending on online entertainment. As an effort to contain the spread of COVID-19, China took precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and other business facilities, as well as strict implementation of quarantine measures. These measures adversely impacted the macroeconomic environment of China as well as the income and personal financial condition of many individuals. Such impact in turn adversely affected the willingness of some YY Live users to purchase virtual items or other products or services on the live streaming platforms of YY Live, contributing to the decreases in the paying users of YY Live in each quarter of 2020.

Our operations are primarily financed through cash flows from operating activities, the proceeds from our public offerings, the proceeds from our following convertible senior notes offering and other financing activities. As of December 31, 2020, our cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, as well as short-term investments were RMB23.5 billion (US$3.6 billion). We believe this level of liquidity is sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months, and our abundant cash reserves, efficient operations and prudent investment approach will successfully navigate an extended period of uncertainty. See also “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

However, there remain significant uncertainties surrounding COVID-19 and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. See also “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations have been and may continue to be materially adversely affected by the outbreak of COVID-19.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly since our inception, and our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance. Starting from April 3, 2020, we no longer consolidate the operating results of Huya into our financial statements. As a result of the definitive agreements entered into with Baidu on the sale of YY Live, which has been substantially completed with certain customary matters to be completed in the near future, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The discontinued operations of the Company’s consolidated financial statements also include the results of Huya from January 1, 2020 to April 3, 2020.

	For the Year Ended December 31,
	2018		2019		2020
		% of total		% of total			% of total
	RMB	net revenues	RMB	net revenues	RMB	US$	net revenues
Total net revenues (1)	829,476	100.0	6,239,309	100.0	13,230,945	2,027,731	100.0
Live streaming	361,475	43.6	5,330,790	85.4	12,524,825	1,919,513	94.7
Others	468,001	56.4	908,519	14.6	706,120	108,218	5.3
Cost of revenues	(725,701)	(87.5)	(4,552,658)	(73.0)	(9,509,589)	(1,457,408)	(71.9)
Gross profit	103,775	12.5	1,686,651	27.0	3,721,356	570,323	28.1
Research and development expenses	(514,854)	(62.1)	(1,633,668)	(26.2)	(2,096,796)	(321,348)	(15.8)
Sales and marketing expenses	(463,953)	(55.9)	(2,794,724)	(44.8)	(3,484,814)	(534,071)	(26.3)
General and administrative expenses	(391,837)	(47.2)	(938,219)	(15.0)	(1,016,544)	(155,792)	(7.7)
Total operating expenses	(1,370,644)	(165.2)	(5,366,611)	(86.0)	(6,598,154)	(1,011,211)	(49.9)
Gain on disposal of business	—	—	82,699	1.3	—	—	—
Other income	11,904	1.4	39,306	0.6	56,111	8,599	0.4
Operating loss	(1,254,965)	(151.3)	(3,557,955)	(57.0)	(2,820,687)	(432,289)	(21.3)
Gain on deemed disposal and disposal of investments	16,178	2.0	—	—	1,897,128	290,748	14.3
Fair value loss on derivative liabilities	—	—	(16,011)	(0.3)	(42,320)	(6,486)	(0.3)
Gain on fair value changes of investments	1,487,405	179.3	2,679,312	42.9	1,127,714	172,830	8.5
Foreign currency exchange (losses)/gains, net	(565)	(0.1)	8,639	0.1	(118,859)	(18,216)	(0.9)
Interest expense	(8,616)	(1.0)	(266,517)	(4.3)	(522,015)	(80,002)	(3.9)
Interest income and investment income	327,438	39.5	426,631	6.8	614,014	94,102	4.6
Other non-operating expense	(2,000)	(0.2)	—	—	(17,257)	(2,645)	(0.1)
Income (loss) before income tax expenses	564,875	68.1	(725,901)	(11.6)	117,718	18,042	0.9
Income tax (expenses) benefits	(67,800)	(8.2)	141,108	2.3	(192,337)	(29,477)	(1.5)
Income (loss) before share of income (loss) in equity method investments, net of income taxes	497,075	59.9	(584,793)	(9.4)	(74,619)	(11,435)	(0.6)
Share of income (loss) in equity method investments, net of income taxes	120,636	14.5	41,315	0.7	(51,759)	(7,932)	(0.4)
Net income (loss) from continuing operations	617,711	74.5	(543,478)	(8.7)	(126,378)	(19,367)	(1.0)
Net income from discontinued operations	1,497,986	180.6	4,243,507	68.0	9,849,538	1,509,507	74.4
Net income	2,115,697	255.1	3,700,029	59.3	9,723,160	1,490,140	73.5
Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(93,310)	(11.2)	254,794	4.1	48,129	7,376	0.4
Net income attributable to controlling interest of the Company	2,209,007	266.3	3,445,235	55.2	9,675,031	1,482,764	73.1
Including: Net income (loss) from continuing operations attributable to controlling interest of the Company	625,319	75.4	(516,703)	(8.3)	(105,112)	(16,109)	(0.8)
Net income from discontinued operations attributable to controlling interest of the Company	1,583,688	190.9	3,961,938	63.5	9,780,143	1,498,873	73.9
Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	73,159	8.8	38,346	0.6	38,474	5,896	0.3
Cumulative dividend on subsidiary’s Series A Preferred Shares	4,606	0.6	27,559	0.4	27,651	4,238	0.2
Deemed dividend to subsidiary’s Series A Preferred Shareholders	489,284	59.0	—	—	—	—	—
Net income attributable to common shareholders of the Company	1,641,958	198.0	3,379,330	54.2	9,608,906	1,472,630	72.6
Including: Net income (loss) from continuing operations attributable to common shareholders of the Company	614,630	74.1	(582,608)	(9.3)	(171,237)	(26,243)	(1.3)
Net income from discontinued operations attributable to common shareholders of the Company	1,027,328	123.9	3,961,938	63.5	9,780,143	1,498,873	73.9

(1)  Net of rebates and discounts.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues. Our net revenues increased by 112.1 % from RMB6,239.3 million in 2019 to RMB13,230.9 million (US$2,027.7 million) in 2020. This increase was primarily driven by the increase in live streaming revenues and the contribution from Bigo segment.

Live streaming revenues. Our live streaming revenues increased by 135.0 % from RMB5,330.8 million in 2019 to RMB12,524.8 million (US$1,919.5 million) in 2020. The overall increase was primarily caused by the continued live streaming revenues growth in Bigo segment, amounting to RMB11,447.2 million (US$1,754.4 million), as a result of Bigo’s successful global expansion in 2020.

Other revenues. Other revenues decreased by 22.3 % from RMB908.5 million in 2019 to RMB706.1 million (US$108.2 million) in 2020, which was mainly due to the decrease in revenues from all other segment as we continued to focus on our main strategy, and we exited certain business not closely related to our core focus areas.

Cost of revenues. Our cost of revenues increased by 108.9 % from RMB4,552.7 million in 2019 to RMB9,509.6 million (US$1,457.4 million) in 2020. The increase was mainly due to an increase in our revenue sharing fees and content costs, which increased by 164.4 % from RMB2,118.5 million in 2019 to RMB5,601.4 million (US$858.5 million) in 2020. This increase in revenue sharing fees and content costs was in line with the increase in live streaming revenues in Bigo. Bandwidth costs increased 18.1% from RMB706.5 million in 2019 to RMB834.1 million (US$127.8 million) in 2020, as the global user base and time spent continued to expand following the consolidation of Bigo. Payment handling costs increased from RMB652.5 million in 2019 to RMB1,317.2 million (US$201.9 million) in 2020, primarily due to the higher charge rate of payment systems as we expanded our global operations.

Operating expenses. Our operating expenses increased by 22.9% from RMB5,366.6 million in 2019 to RMB6,598.2 million (US$1,011.2 million) in 2020, primarily due to an increase in sales and marketing expenses, particularly in relation to sales and marketing activities in the global market, and research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, as well as general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 28.3% from RMB1,633.7 million in 2019 to RMB2,096.8 million (US$321.3 million) in 2020. This increase was primarily due to the increase in salary of research and development staff by RMB491.8 million (US$75.4 million) and the decrease in share-based compensation by RMB67.2 million (US$10.3 million) from 2019 to 2020, which were mainly related to the increased spending on personnel costs for research and development personnel.

Sales and marketing expenses. Our sales and marketing expenses increased by 24.7% from RMB2,794.7 million in 2019 to RMB3,484.8 million (US$534.1 million) in 2020. This increase was primarily due to our increased efforts in sales and marketing activities as we expand our global operations.

General and administrative expenses. Our general and administrative expenses increased by 8.3% from RMB938.2 million in 2019 to RMB1,016.5 million (US$155.8 million) in 2020. This increase was associated with the general growth of our business and the decrease in the impairment charge.

Foreign currency exchange gains (losses). We had net foreign currency exchange losses of RMB118.9 million (US$18.2 million) in 2020, compared to a net foreign currency exchange gains of RMB8.6 million in 2019. During 2020, RMB generally appreciated against US$, which was opposite to the trend in 2019, leading to the change in foreign currency exchange gains (losses) during the two years.

Interest income and investment income. Our interest income and investment income increased from RMB426.6 million in 2019 to RMB614.0 million (US$94.1 million) in 2020. This increase was primarily due to proceeds from disposal of equity interest in Huya in 2020.

Income tax expenses. We recorded income tax expenses of RMB192.3 million (US$29.5 million) in 2020 compared to tax benefits of RMB141.1 million in 2019. The effective tax rates of 2020 and 2019 were 163.4% and 19.4%, respectively. The effective tax rate of 2020 was significantly impacted by the valuation allowances provided against deferred tax assets which were more likely that would not be realised.

Net loss from continuing operations. As a result of the foregoing, we had a net loss from continuing operations attributable to common shareholders of the Company of RMB171.2 million (US$26.2 million) in 2020 as compared to RMB582.6 million in 2019.

Net income from discontinued operations. We had net income from discontinued operations attributable to common shareholders of the Company of RMB9,780.1 million (US$1,498.9 million) in 2020 as compared to RMB3,961.9 million in 2019. This increase was primarily due to gain on disposal of Huya amounted to around RMB6.4 billion was reported as part of the net income from discontinued operations in the second quarter of 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenues. Our net revenues increased by 652.2% from RMB829.5 million in 2018 to RMB6,239.3 million in 2019. This increase was primarily driven by the increase in live streaming revenues and the contribution from Bigo’s consolidation starting from March 2019.

Live streaming revenues. Our live streaming revenues increased by 1,374.6% from RMB361.5 million in 2018 to RMB5,330.8 million in 2019. This increase was primarily driven by the increase in live streaming revenues and the contribution from Bigo’s consolidation.

Other revenues. Other revenues increased by 94.1% from RMB468.0 million in 2018 to RMB908.5 million in 2019, primarily due to the increase in advertising revenues from Bigo.

Cost of revenues. Our cost of revenues increased by 527.4% from RMB725.7million in 2018 to RMB4,552.7 million in 2019. The increase was mainly due to an increase in our revenue sharing fees and content costs, which increased by 637.6% from RMB287.2 million in 2018 to RMB2,118.5 million in 2019. This increase in revenue sharing fees and content costs was in line with the increase in live streaming revenues and mainly due to the consolidation of Bigo. Bandwidth costs increased 418.0% from RMB136.4 million in 2018 to RMB706.5 million in 2019, as the global user base and time spent continued to expand following the consolidation of Bigo. Payment handling costs increased from RMB17.7 million in 2018 to RMB652.5 million in 2019, primarily due to the consolidation of Bigo and the higher charge rate of payment systems as we expanded our global operations.

Operating expenses. Our operating expenses increased by 291.6% from RMB1,370.6 million in 2018 to RMB5,366.6 million in 2019, primarily due to an increase in sales and marketing expenses, particularly in relation to sales and marketing activities in multiple regions across the globe, and research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, as well as general and administrative expenses. The increases in the expenses were also a result of the consolidation of Bigo in 2019.

Research and development expenses. Our research and development expenses increased by 217.3% from RMB514.9 million in 2018 to RMB1,633.7 million in 2019. This increase was mainly related to the consolidation of Bigo by RMB979.2 million, as well as increased spending on personnel costs for research and development personnel.

Sales and marketing expenses. Our sales and marketing expenses increased by 502.3% from RMB464.0 million in 2018 to RMB2,794.7 million in 2019. This increase was primarily due to our increased efforts in sales and marketing activities in multiple regions across the globe and the impact of depreciation and amortization related to the consolidation of Bigo.

General and administrative expenses. Our general and administrative expenses increased by 139.5% from RMB391.8 million in 2018 to RMB938.2 million in 2019. This increase was primarily due to the consolidation of Bigo by RMB331.5 million and the impairment change by RMB149.7 million mainly for our financing business which we ceased to extend credit since the second half of 2019.

Foreign currency exchange gains (losses). We had net foreign currency exchange gains of RMB8.6 million in 2019, compared to a net foreign currency exchange losses of RMB0.6 million in 2018. Exchange rate between RMB and US$ in 2019 experienced different trend compared to 2018, leading to the change in foreign currency exchange gains (losses) during the two years.

Interest income and investment income. Our interest income and investment income increased from RMB327.4 million in 2018 to RMB426.6 million in 2019. This increase was primarily due to the initial public offering in 2018 and the follow-on offering of HUYA Inc. in 2019, and the issuance of convertible senior notes in 2019.

Income tax expenses. We recorded income tax benefits of RMB141.1 million in 2019 compared to income tax expenses of RMB67.8 million in 2018. The effective tax rates of 2019 and 2018 were 19.4% and 12.0%, respectively.

Net loss from continuing operations. As a result of the foregoing, we had a net loss from continuing operations attributable to common shareholders of the Company of RMB582.6 million in 2019 as compared to a net income attributable to common shareholders of the Company of RMB614.6 million in 2018.

Net income from discontinued operations. We had net income from discontinued operations attributable to common shareholders of the Company of RMB3,961.9 million in 2019 as compared to RMB1,027.3 million in 2018. This increase was primarily attributable to the continued growth in Huya in 2019.

Segment Revenues

The following table sets forth our revenues by segment for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Net Revenues:
Bigo	N/A	4,968,316	11,954,283	1,832,074
All other	829,476	1,270,993	1,276,662	195,657

Bigo

2020 compared to 2019. Bigo revenues increased by 140.6% from RMB4,968.3 million in 2019 after we consolidated Bigo’s financial information to RMB11,954.3 million (US$1,832.1 million) in 2020, which primarily attributable to continued user base growth and enhanced monetization capabilities of BIGO.

2019 compared to 2018. After our acquisition of Bigo in March 2019, we consolidated its financial information into ours. Bigo revenues after this consolidation was RMB4,968.3 million in 2019, which mainly included revenue from live streaming services.

All other

2020 compared to 2019. Revenues of All other segment increased from RMB1,271.0 million in 2019 to RMB1,276.7 million (US$195.7 million) in 2020, primarily due to the revenue growth in Hago, largely offset by the decrease resulting from the disposal of online game business in 2019.

2019 compared to 2018. Revenues of All other segment increased from RMB829.5 million in 2018 to RMB1,271.0 million in 2019, primarily driven by the increase in the number of paying user on Hago.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except percentages)
Operating Costs and Expenses:
Bigo	N/A	(6,877,899)	(13,345,627)	(2,045,306)
All other	(2,096,345)	(3,041,370)	(2,762,116)	(423,313)

Bigo

Operating costs and expenses of Bigo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, payment handling costs and other costs.

Cost of revenues.

2020 compared to 2019. The cost of revenues of Bigo increased by 137.4% from RMB3,508.5 million in 2019 after we consolidated Bigo’s financial information to RMB8,330.3 million (US$1,276.7 million) in 2020, which was in line with the increase in revenue.

2019 compared to 2018. The cost of revenues of Bigo in 2019 after we consolidated Bigo’s financial information was RMB3,508.5 million, which consisted primarily of (i) revenue sharing fees and content costs, (ii) bandwidth costs, (iii) payment handling cost, (iv) salary and welfare, (v) technical service fee, and (vi) depreciation and amortization expense for servers.

Research and development expenses.

2020 compared to 2019. The research and development expenses of Bigo increased by 37.2% from RMB979.2 million in 2019 after we consolidated Bigo’s financial information to RMB1,343.9 million (US$206.0 million) in 2020, which due to the increase in the salaries, welfare and shared-based compensation expenses of research and development personnel.

2019 compared to 2018. The research and development expenses of Bigo in 2019 after we consolidated Bigo's financial information were RMB979.2 million, which consisted primarily of salary and welfare, and share-based compensation for research and development personnel.

Sales and marketing expenses.

2020 compared to 2019. The sales and marketing expenses of Bigo increased by 49.5% from RMB2,058.8 million in 2019 after we consolidated Bigo’s financial information to RMB3,078.2 million (US$471.8 million) in 2020, which was primarily due to our increased efforts in sales and marketing activities as we expand our global business.

2019 compared to 2018. The sales and marketing expenses of Bigo in 2019 after we consolidated Bigo's financial information were RMB2,058.8 million, which consisted primarily of advertising and market promotion expenses, and amortization of intangible assets from consolidation of Bigo.

General and administrative expenses.

2020 compared to 2019. The general and administrative expenses of Bigo increased by 78.9% from RMB331.5 million in 2019 after we consolidated Bigo’s financial information to RMB593.2 million (US$90.9 million) in 2020, which was primarily due to the increase in share-based compensation expenses related to the share awards newly granted.

2019 compared to 2018. The general and administrative expenses of Bigo in 2019 after we consolidated Bigo's financial information were RMB331.5 million, which consisted primarily of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, and (iii) professional service fees.

All other

Operating costs and expenses of All other segment mainly consist of revenue sharing fees and content costs, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, impairment charge and other costs.

Cost of revenues

2020 compared to 2019. The cost of revenues of All other segment increased by 12.9% from RMB1,044.2 million in 2019 to RMB1,179.3 million (US$180.7 million) in 2020, which was due to the continued investment in content enrichment.

2019 compared to 2018. The cost of revenues of All other segment increased by 43.9% from RMB725.7 million in 2018 to RMB1,044.2 million in 2019, which was in line with the increase in revenue.

Research and development expense

2020 compared to 2019. The research and development expenses of All other segment increased by 15.0% from RMB654.5 million in 2019 to RMB752.9 million (US$115.4 million) in 2020, primarily due to increase in staff related expenses for research and development personnel.

2019 compared to 2018. The research and development expenses of All other segment increased by 27.1% from RMB514.9 million in 2018 to RMB654.5 million in 2019, primarily due to increase in staff related expenses for research and development personnel.

Sales and marketing expenses

2020 compared to 2019. The sales and marketing expenses of All other segment decreased by 44.7% from RMB735.9 million in 2019 to RMB406.6 million (US$62.3 million) in 2020, primarily due to Hago’s decreased sales and marketing activities in global markets due to the COVID-19 outbreak, as well as Hago’s decreased sales and marketing activities in India after Indian government’s measures to block certain Chinese mobile apps in late June 2020.

2019 compared to 2018. The sales and marketing expenses increased by 58.6% from RMB464.0 million in 2018 to RMB735.9 million in 2019, primarily due to Hago’s increased efforts in global expansion.

General and administrative expense

2020 compared to 2019. The general and administrative expenses of All other segment decreased by 30.2% from RMB606.8 million in 2019 to RMB423.3 million (US$64.9 million) in 2020, primarily attributable to a decrease in provision for loss allowances of receivables.

2019 compared to 2018. The general and administrative expenses of All other segment increased by 54.9% from RMB391.8 million in 2018 to RMB606.8 million in 2019, primarily due to increase in staff related expenses and impairment charge for financing business and equity investments.

Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements that are relevant to us are included in note 2(nn) to our audited consolidated financial statements, which are included in this annual report.

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

In April 2020, we transferred 16,523,819 Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent for an aggregate purchase price of approximately US$262.6 million in cash. In August 2020, we entered into a definitive share transfer agreement with Linen Investment Limited, pursuant to which we would transfer 30,000,000 Class B ordinary shares of Huya to Tencent for an aggregate purchase price of US$810.0 million in cash.

As of December 31, 2018, 2019 and 2020, we had RMB5,247.0 million, RMB3,367.2 million and RMB11,666.3 million (US$1,787.9 million), respectively, in cash, cash equivalents, restricted cash, and restricted short-term deposits of continuing operation.

As of December 31, 2020, our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC held cash and cash equivalents in the amount of RMB2,738.4 million (US$419.7 million). Aggregate undistributed earnings and reserves of our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC that are available for distribution to our company as of December 31, 2020 were RMB17,011.7 million (US$2,607.2 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)

Net cash used in continuing operating activities	(162,317)	(1,231,228)	(18,785)	(2,879)
Net cash (used in) provided by continuing investing activities	(1,798,680)	(11,732,148)	4,771,080	731,200
Net cash provided by (used in) continuing financing activities	40,409	7,346,374	(945,220)	(144,862)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,336,698	(1,558,303)	7,902,414	1,211,097
Cash, cash equivalents and restricted cash at the beginning of the year	3,617,432	6,004,231	4,551,464	697,542
Effect of exchange rate changes on cash, cash equivalents and restricted cash	50,101	105,536	(581,358)	(89,097)
Cash, cash equivalents and restricted cash at the end of the year	6,004,231	4,551,464	11,872,520	1,819,542
Less: Cash, cash equivalents and restricted cash of held for sales at the end of the year	757,257	1,184,307	206,191	31,600
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	5,246,974	3,367,157	11,666,329	1,787,942

Operating Activities

Net cash used in continuing operating activities consists primarily of our net income with certain adjustments, such as gain on disposal and deemed disposal of investments, and gain on fair value changes of investments, and mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment, and amortization of acquired intangible assets and land use rights.

Net cash used in continuing operating activities amounted to RMB18.8 million (US$2.9 million) for the year ended December 31, 2020. In 2020, the difference between our net cash used in continuing operating activities and our net loss from continuing operations of RMB126.4 million (US$19.4 million) was primarily due to an increase in accrued liabilities and other current liabilities of RMB743.9 million (US$114.0 million) as a result of an increase in accrued revenue sharing fees, accrued salaries and welfare, and value added taxes and other taxes payable, a non-cash item adjustment in share-based compensation of RMB636.0 million (US$97.5 million), a non-cash item adjustment in amortization of acquired intangible assets and land use rights of RMB756.4 million (US$115.9 million), a non-cash item adjustment in depreciation of property and equipment of RMB535.5 million (US$82.1 million), partially offset by a non-cash item adjustment in gain on fair value change of investments of RMB1,127.7 million (US$172.8 million), and an adjustment in gain on disposal and deemed disposal of investments of RMB1,897.1 (US$290.7 million).

Net cash used in continuing operating activities amounted to RMB1,231.2 million for the year ended December 31, 2019. In 2019, the difference between our net cash used in continuing operating activities and our net loss from continuing operations of RMB543.5 million was primarily due to a non-cash item adjustment in gain on fair value change of investments of RMB2,679.3 million, partially offset by an increase in accrued liabilities and other current liabilities of RMB786.5 million, a non-cash item adjustment in share-based compensation of RMB526.1 million, and a non-cash item adjustment in amortization of acquired intangible assets and land use rights of RMB699.2 million.

Net cash used in continuing operating activities amounted to RMB162.3 million for the year ended December 31, 2018. In 2018, the difference between our net cash used in continuing operating activities and our net income from continuing operations of RMB617.7 million was primarily due to a non-cash item adjustment in gain on fair value change of investments of RMB1,487.4 million, partially offset by an increase in accrued liabilities and other current liabilities of RMB353.6 million, and a non-cash item adjustment in share-based compensation of RMB228.1 million.

Investing Activities

Net cash used in continuing investing activities largely reflects placements of short-term deposits, placements of short-term investments, purchases of property and equipment and other non-current assets in connection with the expansion and upgrade of our technology infrastructure, and our acquisitions of and investments in certain companies.

Net cash provided by continuing investing activities largely reflects maturities of short-term deposits, maturities of short-term investments, and cash received from disposal of investments.

Net cash provided by continuing investing activities amounted to RMB4,771.1 million (US$731.2 million) in the year ended December 31, 2020. Net cash provided by continuing investing activities primarily resulted from the maturities of short-term deposits and short-term investments in various banks in the amount of RMB15,799.3 million (US$2,421.3 million), and cash received from disposal of investments of RMB5,715.2 million (US$875.9 million), partially offset by the placement of short-term deposits and short-term investments in various banks in the amount of RMB14,541.3 million (US$2,228.6 million), cash paid for certain acquisitions and strategic investments of RMB1,460.2 million (US$223.8 million), and payments of RMB1,043.6 million (US$159.9 million) for purchase of property and equipment.

Net cash used in continuing investing activities amounted to RMB11,732.1 million in the year ended December 31, 2019. Net cash used in continuing investing activities primarily resulted from the placements of short-term deposits of RMB11,086.3 million, the placements of short-term investments of RMB4,829.2 million, cash paid for certain acquisitions and strategic investments of RMB2,205.5 million, and payments of RMB779.4 million to originate financing receivables, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of RMB6,621.7 million, and principal collection from financing receivables of RMB1,489.1 million.

Net cash used in continuing investing activities amounted to RMB1,798.7 million in the year ended December 31, 2018. Net cash used in continuing investing activities primarily resulted from the placements of short-term deposits of RMB3,730.9 million, the placements of short-term investments of RMB2,641.3 million, the placements of long-term deposits of RMB1,000.0 million, payments of RMB232.0 million for the purchase of property and equipment, which mainly consisted of the purchase of servers, cash paid for certain strategic investments of RMB2,354.3 million, and payments to originate financing receivables of RMB1,458.0 million, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of RMB8,974.9 million.

Financing Activities

Net cash used in continuing financing activities was RMB945.2 million (US$144.9 million) in 2020, primarily attributable to dividends paid to shareholders of RMB446.3 million (US$68.4 million), cash paid for share repurchase of RMB732.9 million (US$112.3 million), the proceeds of RMB1,076.4 million (US$165.0 million) from bank borrowings, and RMB918.4 million (US$140.7 million) repayment of bank borrowings.

Net cash provided by continuing financing activities was RMB7,346.4 million in 2019, primarily attributable to the proceeds of RMB6,209.6 million from issuance of our issuance of convertible bonds, net of issuance costs, the proceeds of RMB1,550.5 million from bank borrowings, and RMB1,014.5 million repayment of bank borrowings.

Net cash provided by continuing financing activities was RMB40.4 million in 2018, primarily attributable to the proceeds of RMB312.1 million from capital contributions of mezzanine equity holders, the proceeds of RMB378.5 million from partial disposal of Huya’s interests to non-controlling interest shareholders, the proceeds of RMB691.6 million from bank borrowings, and RMB1,308.1 million repayment of bank borrowings.

Capital Expenditures

We made capital expenditures of RMB238.3 million, RMB1,033.5 million and RMB1,057.3 million (US$162.0 million) in 2018, 2019 and 2020, respectively. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets.

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

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses increased in the past three years ended December 31, 2020, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We incurred RMB514.9 million, RMB1,633.7 million and RMB2,096.8 million (US$321.3 million) of research and development expenses in 2018, 2019 and 2020, respectively.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2020 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1‑2 years	3‑5 years	years

	(in thousands)
Operating lease commitments (1) (in RMB)	177,383	111,639	50,686	15,058	—
Capital commitment (2) (in RMB)	932,898	643,945	103,015	185,938	—
Short-term loans(in RMB)	738,808	738,808	—	—	—
Convertible senior notes(3) (in US$)	1,054,688	10,625	10,625	530,000	503,438

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

Our operating lease obligations decreased from December 31, 2019 to December 31, 2020 primarily because we ceased to renew certain leases for office spaces when they expired in 2020.

Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2020.

G.    Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
David Xueling Li	46	Chairman of the Board and Director, Chief Executive Officer
Qin Liu	48	Independent Director
Peter Andrew Schloss	60	Independent Director
Richard Weidong Ji	53	Independent Director
David Tang	66	Independent Director
Bing Jin	43	Chief Financial Officer
Ting Li	38	Chief Operating Officer

Mr. David Xueling Li is our co-founder and has been our chairman since August 2016. Mr. Li served as our chief executive officer since our inception to August 2016 and as our acting chief executive officer from May 2017 to April 2019. Currently, Mr. Li serves as our chief executive officer, focusing on broader corporate strategy and the development of new and emerging applications and products. Mr. Li also heads our international business, overseeing the business operations and development strategy of Bigo. Before founding our company, Mr. Li worked at Netease.com, Inc. from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China in 1997.

Mr. Qin Liu has served as our director since June 2008. Mr. Liu has served as managing director of 5Y Capital (formerly known as Morningside Venture Capital) since June 2007 and Evolution Capital Management Limited, or ECML, since August 2018. 5Y Capital and ECML provide advisory service to various funds and Mr. Liu has served as a director in both public and non-public portfolio companies of such funds. Prior to that, Mr. Liu served in various roles, including as a business development director for investment at Morningside IT Management Services (Shanghai) Co., Ltd. Mr. Liu has also served as a director of Xiaomi Corporation (HKSE: 01810) since May 2010. Mr. Liu received a bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993, and a master’s degree in business administration from China Europe International Business School in April 2000.

Mr. Peter Andrew Schloss has served as our independent director since November 2012. Mr. Schloss is managing director and CEO of Castle Hill Partners. He is also an independent director and audit committee chairman of Bright Scholar Education Holdings (NYSE: BEDU). Previously Mr. Schloss was an independent director and audit committee chairman of Giant Interactive Group Inc., and an independent director of Zhaopin Limited. From 2008 to 2012, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited, a leading internet and wireless provider of live and on-demand sports programs in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss received a bachelor’s degree in political science and a juris doctor degree from Tulane University.

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

Mr. Bing Jin has been our chief financial officer since May 2017. Prior to joining us, Mr. Jin served as the Head of China Technology, Investment Banking and Capital Markets, Asia Pacific, at Credit Suisse. During his tenure at Credit Suisse, Mr. Jin worked with many U.S. listed and private Chinese technology companies for various financing and M&A transactions. From 2010 to 2014, Mr. Jin worked in Citi’s China Investment Banking department. Before his investment banking career, Mr. Jin worked in government services, consulting, and corporate banking. Mr. Jin received an MBA from the Wharton School, a master’s degree in Pacific International Affairs from the University of California, San Diego, and a bachelor’s degree in English from the Beijing Foreign Studies University. Mr. Jin will leave his position as our chief financial officer at the end of April 2021.

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

B.    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB15.5 million (US$2.4 million) in cash, including salaries and bonuses, to our directors and executive officers. For details on the share incentive grants to our directors and officers, see “—Share Incentive Plans.” For the fiscal year ended December 31, 2020, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits as required by PRC laws in an aggregate amount of RMB0.3 million (US$0.05 million). We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2020.

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

As of March 31, 2021, options to purchase 9,680,600 common shares, 24,650,511 restricted shares and 74,229,440 restricted share units were outstanding under the 2009 Scheme, the 2011 Plan and the 2019 Arrangement.

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

Grants of Options

The following table summarizes, as of March 31, 2021, the outstanding options granted to our executive officers, directors and other individuals as a group under the 2011 Plan.

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

Grants of Restricted Shares

As of March 31, 2021, the total amount of outstanding restricted shares granted to our executive officers, directors and other individuals as a group under the 2009 Scheme, the 2011 Plan and the 2019 Arrangement is 24,650,511, among which no restricted shares are granted to our directors or management team.

Grants of Restricted Share Units

The following table summarizes, as of March 31, 2021, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 Scheme and the 2011 Plan.

Common Shares Underlying Restricted
Name	Share Units Granted	Date of Grant
David Xueling Li	*	April 30, 2013

	*	June 20, 2014

Peter Andrew Schloss	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Richard Weidong Ji	*	May 23, 2013

	*	June 16, 2014

David Tang	*	May 23, 2013

	*	June 16, 2014

Qin Liu	*	August 6, 2015

Ting Li	*	April 30, 2013

	*	June 20, 2014

	*	July 1, 2015

	*	June 30, 2018

	*	June 30, 2019

Bing Jin	*	August 2, 2017

Other Individuals as a Group	67,788,180	January 1, 2011 to March 31, 2021
Total	74,229,440
*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

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

D.    Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2020:

Functions	Number of Employees	Percentage
Customer services and operations	3,657	46%
Research and development	3,451	44%
Sales and marketing	329	4%
General and administration	494	6%
Total	7,931	100%

We had a total of 4,325, 9,273 and 7,931 employees as of December 31, 2018, 2019 and 2020, respectively. The decrease of employees was primarily due to the deconsolidation of Huya. The number of employees as of December 31, 2020 includes employees of YY Live (our discontinued PRC business). We expect the total number of employees to be further decreased if the sale of YY Live is fully completed.

We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

Even after the sale of YY Live, which was substantially completed though certain customary matters remaining to be completed in the near future, we would still have a substantial number of employees in China. As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.    Share Ownership

Class A Common Shares

As of March 31, 2021, we had 1,237,598,376 Class A common shares outstanding (excluding 78,982,488 outstanding restricted shares and treasury Class A common shares held by entities controlled by us).

Class B Common Shares

As of March 31, 2021, we had 326,509,555 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2021, by:

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

The calculations in the table below assume that there were 1,237,598,376 Class A common shares outstanding (excluding 78,982,488 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares as of March 31, 2021.

					Total
	Class A Common Shares	Class B Common Shares	Total Common Share		Voting
	Beneficially Owned(1)	Beneficially Owned(2)	Beneficially Owned		Power(5)
	Number	Number	Number(3)	%(4)%
Directors and Executive Officers:*
David Xueling Li(6)	160,505,284	203,768,062	364,273,346	23.2	76.0
Qin Liu	**	—	**	**	**
Peter Andrew Schloss	**	—	**	**	—
Richard Weidong Ji	**	—	**	**	**
David Tang	**	—	**	**	—
Bing Jin	**	—	**	**	—
Ting Li	**	—	**	**	**
All directors and executive officers as a group	180,666,529	203,768,062	384,434,591	24.4	76.3
Principal Shareholders:
Top Brand Holdings Limited (7)	—	122,741,483	122,741,483	7.8	—
YYME Limited (8)	156,340,804	203,768,062	360,108,866	23.0	48.7
Morgan Stanley (9)	98,861,101	—	98,861,101	6.3	2.2

Notes:

*      Except for Mr. Peter Andrew Schloss, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Qin Liu, the business address of our directors and executive officers is c/o 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. The business address of Mr. Qin Liu is Suite 905-6, 9th Floor, ICBC Tower, Three Garden Road, Hong Kong. The business address of Mr. Peter Andrew Schloss is 602 Silver Tower, No. 2 Dong San Huan Bei Lu, Chaoyang District, Beijing 100027, PRC. The business address of Mr. Richard Weidong Ji is Suite 2103, Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The business address of Mr. David Tang is Room 710, Office Tower II, China World Trade Centre, No.1 Jianguomenwai Avenue, Beijing 100004, PRC.

**    The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2021, by the sum of (i) 1,237,598,376, which is the total number of Class A common shares outstanding as of March 31, 2021 (excluding 78,982,488 outstanding restricted shares and treasury Class A common shares held by entities controlled by us), and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days after March 31, 2021.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 326,509,555, being the total number of Class B common shares outstanding as of March 31, 2021.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2021.

(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.
(6)	Representing (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will become vested within 60 days of March 31, 2021. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares as of March 31, 2021, delegated the voting rights of such shares to Mr. David Xueling Li.
(7)	Representing 122,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 122,741,483 Class B common shares were delegated to Mr. David Xueling Li in August 2016. The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC.
(8)	Representing (i) 156,340,804 Class A common shares and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, and (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly owned by YYME Limited. The business address of YYME Limited is c/o David Xueling Li, 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440.
(9)	Representing 98,861,101 Class A common shares (or Class A common shares represented by ADSs) beneficially owned by Morgan Stanley, which include 96,338,440 Class A common shares (or Class A common shares represented by ADSs) of which are beneficially owned by Morgan Stanley Capital Services LLC, as reported in a Schedule 13G amendment jointly filed by Morgan Stanley and Morgan Stanley Capital Services LLC on February 11, 2021. The principal business office of both Morgan Stanley and Morgan Stanley Capital Services LLC is located at 1585 Broadway New York, NY 10036. According to item 7 of the Schedule 13 G amendment, the securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Capital Services LLC, a wholly-owned subsidiary of Morgan Stanley.

As of March 31, 2021, 1,564,107,931 of our common shares were issued and outstanding, including 326,509,555 Class B common shares and 1,237,598,376 Class A common shares (excluding 78,982,488 outstanding restricted shares and treasury Class A common shares held by entities controlled by us). Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2021, none of our total outstanding shares were held by record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

VIE Structure Enhancement

Overview

We are in the process of enhancing the structure we use to hold our variable interest entities so that we can better ensure the stability and proper governance of our variable interest entities as an integral part of our company, or the VIE Enhancement. The VIE Enhancement maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC. We are in the process of the VIE Enhancement for our major variable interest entities.

Upon the completion of the VIE Enhancement for each VIE, the equity interest of each variable interest entity will, instead of being held by a few individuals, be directly held by a PRC limited liability company, which in turn will be indirectly held (through a layer of PRC limited partnerships) by selected individuals of the Company or our management who are PRC citizens. For our major variable interest entities, these individuals are Ting Li, Lin Song, and Di Fu (with respect to each of Guangzhou Huaduo and Guangzhou BaiGuoYuan).

Compared with the existing VIE shareholder structure we and many peer companies in our industry have adopted, which uses natural persons to serve as direct or indirect equity holders of the variable interest entity, we have designed the VIE Enhancement to:

(1)	reduce the key man and succession risks associated with natural person VIE equity holders, through a new structure that has widely dispersed interests among natural person interest holders;
(2)

create a VIE ownership structure that is more stable and self-sustaining, by distancing the natural person interest holders with the VIE with multiple layers of legal entities, including a partnership structure; and

(3)	further enhance our control over the VIEs through multiple layers of contractual arrangements.

VIE equity holders after the VIE Enhancement

Pursuant to the VIE Enhancement, a variable interest entity will typically be held by a PRC limited liability company. This PRC limited liability company will in turn be directly or indirectly owned by two PRC limited partnerships, each of which will hold 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected individuals of the Company and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. We may also create additional holding structures in the future in connection with the VIE Enhancement.

Following the VIE Enhancement, the designated wholly-owned entity, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for our variable interest entities. See “Agreements that provide us effective control over Beijing Tuda,” “Agreements that provide us effective control over Guangzhou Huaduo,” “Agreements that provide us effective control over Guangzhou BaiGuoYuan,” “Agreements that provide us effective control over Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue,” “Agreements that provide us effective control over Sanrenxing” and “Agreements that transfer economic benefits to us” below.

Although we believe the VIE Enhancement will further improve our control over our variable interest entities, there continue to be risks associated with the VIE structure in general, as well as with the completion of the VIE Structure Enhancement. See “D. Risk Factors— Risks Related to Our Corporate Structure”.

The following is a summary of our certain typical contractual arrangements and VIE Enhancement agreements.

Contractual Arrangements

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our platforms. To comply with these restrictions, we conduct our operations primarily through Beijing Huanju Shidai’s contractual arrangements with Beijing Tuda and its shareholders, and a series of contractual arrangements among Guangzhou Huanju Shidai, Guangzhou Huaduo and its shareholders. Furthermore, we operate Bigo platform through a series of contractual arrangement among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its shareholders, as well as the contractual arrangements among Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and their shareholders.

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

Contractual Arrangements with Guangzhou Huaduo

In 2018, 2019 and 2020, we received service fees of RMB190.5 million, RMB389.8 million and RMB222.2 million (US$34.1 million) from Guangzhou Huaduo, respectively.

In February 2021, Beijing Tuda and Mr. David Xueling Li transferred their respective equity interests in Guangzhou Huaduo to Guangzhou Tuyue. After such transaction, Guangzhou Tuyue owns 99.50% equity interests of Guangzhou Huaduo, Mr. Jun Lei and two other unaffiliated individual shareholders in total own 0.50% equity interests of Guangzhou Huaduo. Upon the effectiveness of the foregoing equity interests transfers, Beijing Tuda and Mr. David Xueling Li have terminated the contractual arrangements with Guangzhou Huaduo and Beijing Tuda, whereas Mr. Jun Lei and two other unaffiliated individual shareholders remain the contractual arrangements with Beijing Huaju Shidai. Subject to further changes the Company may have, following the completion of VIE Enhancement, Guangzhou Tuyue will further purchase the equity interests of Guangzhou Huaduo owned by Mr. Jun Lei and two other unaffiliated individual shareholders. Guangzhou Tuyue will hold 100% equity interests of Guangzhou Huaduo after the VIE Enhancement.

The following is a summary of the currently effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and Mr. Jun Lei and two other unaffiliated individuals as of the date of this annual report.

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

Agreements that provide us effective control over Guangzhou Huaduo

Powers of Attorney

Under the irrevocable powers of attorney executed by each of Mr. Jun Lei and two other unaffiliated individuals of Guangzhou Huaduo, each such of Mr. Jun Lei and two other unaffiliated individual shareholders appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

Exclusive Option Agreement

Under the exclusive option agreement between Beijing Huanju Shidai, each of Mr. Jun Lei and two other unaffiliated individual shareholders of Guangzhou Huaduo and Guangzhou Huaduo, each of such shareholders irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s such shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Beijing Huanju Shidai and Mr. Jun Lei and two other unaffiliated individual shareholders of Guangzhou Huaduo, such shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or such shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The pledge became effective on the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Guangzhou Huaduo.

Guangzhou Tuyue are indirectly held by selected individuals from the senior management team of JOYY INC. who are PRC citizens through PRC limited partnership jointly established by these individuals. Guangzhou Tuyue, its direct and indirect shareholders and Guangzhou Huanju Shidai, have entered a series of contractual agreements. The following is a summary of the currently effective contracts among Guangzhou Tuyue, its direct and indirect shareholders and Guangzhou Huanju Shidai.

Agreements that transfer economic benefits to us

Exclusive Service Agreement

Under each of the Exclusive Service Agreements entered into by Guangzhou Tuyue’s respective direct and indirect shareholders with Guangzhou Huanju Shidai dated December 9, 2020, Guangzhou Huanju Shidai has the right to exclusively provide relevant services to such shareholders, including without limitations, the licensing of software, technology support, training, research and business consulting services related to such shareholder’s applicable business, the scope of which is to be determined by Guangzhou Huanju Shidai from time to time. The service scope and service fee payable by such shareholder to Guangzhou Huanju Shidai is determined at the sole discretion of Guangzhou Huanju Shidai. The term of each exclusive service agreement is 20 years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers prior written notice to such shareholder not to extend the term.

Agreements that provide us effective control over Guangzhou Huaduo

Proxy Agreement

Under each proxy agreement entered into by Guangzhou Tuyue’s respective direct and indirect shareholders with Guangzhou Huanju Shidai dated December 9, 2020, each such shareholder irrevocably authorized Guangzhou Huanju Shidai or its designee(s) to act on their respective behalf as proxy attorney, including, but not limited to proposing to convene or attend shareholder meetings, voting at such meetings, appointing directors and senior management, disposal the equity interests under the respective Exclusive Service Agreement. The term of each proxy agreement is 20 years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers prior written notice to the relevant parties under the proxy agreement not to extend the term.

Exclusive Option Agreement

Under each exclusive option agreement entered into by Guangzhou Tuyue’s respective direct and indirect shareholders with Guangzhou Huanju Shidai dated December 9, 2020, each such shareholder has irrevocably granted Guangzhou Huanju Shidai or its designee(s) an exclusive call option to purchase all or any part of its equity interests, all or any part of its assets, and an exclusive call option to request the capital increase into the relevant entity, to the extent permissible by the then-applicable PRC laws and regulations, at Guangzhou Huanju Shidai’s sole discretion.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Guangzhou Huanju Shidai and the direct and indirect shareholders of Guangzhou Tuyue, such shareholders of Guangzhou Tuyue have pledged all of their equity interests to Guangzhou Huanju Shidai to guarantee the performance by such shareholder’s performance of their respective contractual obligations under the respective exclusive service agreement, exclusive option agreement, and proxy agreement to which such shareholder is a party. If such shareholder breach its contractual obligations under those agreements, Guangzho Huanju Shidai, as the pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. We have completed the registration of the equity interest pledge under the equity interest pledge agreements with the relevant office of SAMR. The pledge will remain effective upon the contractual obligations have been fully performed or the secured debts have been fully paid.

Contractual Arrangements with Bilin Online

In August 2015, we acquired Bilin business, a mobile instant communication application and its relevant business line, by purchasing 55.05% of the equity interests in its holding company BiLin Cayman Islands. In March 2018, we acquired the remaining 44.95% of the equity interests in BiLin Cayman Islands. The Bilin entities had a complete VIE structure. Upon the consummation of the acquisition, Bilin Changxiang, Bilin Online and its shareholder entered into a series of agreements, which is similar to the contractual arrangements with Beijing Tuda and Beijing Huanju Shidai, to reestablish the VIE structure. The agreements and related instruments include an Exclusive Business Cooperation Agreement, a Powers of Attorney, an Exclusive Option Agreement, an Exclusive Assets Purchase Agreement, and an Equity Interest Pledge Agreement. This arrangement ensures the transfer of economic benefits to us, and our effective control over Bilin Online. In 2019 and 2020, we received service fees of RMB6.0 million and RMB nil from Bilin Online.

Contractual Arrangements with Guangzhou BaiGuoYuan

In 2020, we received service fees of RMB784.5 million (US$120.2 million) from Guangzhou BaiGuoYuan. On January 15, 2021, Mr. David Xueling Li and a senior management member of Guangzhou BaiGuoYuan have transferred in total 100% of the equity interests of Guangzhou BaiGuoYuan to Guangzhou Qianxun, and terminated the contractual arragements upon the effectiveness of the foregoing transfers. Guangzhou Qianxun is indirectly held by selected individuals of our senior management team who are PRC citizens through PRC limited partnership jointly established by these individuals. Guangzhou BaiGuo Yuan, and its direct and indirect shareholders, are controlled by BaiGuoYuan Technology through a series of contractual arrangements. The following is a summary of the currently effective contracts among our subsidiary, Guangzhou BaiGuoYuan Information Technology Co., Ltd., or BaiGuoYuan Technology, our PRC consolidated affiliated entity, Guangzhou BaiGuoYuan Network Technology Co., Ltd., or Guangzhou BaiGuoYuan, and the direct and indirect shareholders of Guangzhou BaiGuoYuan.

Agreements that transfer economic benefits to us

Exclusive Service Agreement

Under each of the exclusive service agreements entered into by Guangzhou BaiGuoYuan’s respective direct and indirect shareholders with BaiGuoYuan Technology dated January 15, 2021, BaiGuoYuan Technology has the right to exclusively provide relevant services to such shareholders, including without limitations, the licensing of software, technology support, training, research and business consulting services related to such shareholder’s applicable business, the scope of which is to be determined by BaiGuoYuan Technology from time to time. The service scope and service fee payable by such shareholder to BaiGuoYuan Technology is determined by the sole discretion of BaiGuoYuan Technology. The term of each exclusive service agreement is twenty years and will be automatically extended year by year unless BaiGuoYuan Technology delivers a prior written notice to such shareholder not to extend the term.

Agreements that provide us effective control over Guangzhou BaiGuoYuan

Shareholder Voting Rights Proxy Agreement

Proxy Agreement

Under each proxy agreement entered into by Guangzhou BaiGuoYuan’s respective direct and indirect shareholders with BaiGuoYuan Technology dated December 9, 2020, each such shareholder irrevocably authorized BaiGuoYuan Technology or its designee(s) to act on their respective behalf as proxy attorney, including, but not limited to proposing to convene or attend shareholder meetings, voting at such meetings, appointing directors and senior management, disposal the equity interests under the respective exclusive service agreement. The term of each proxy agreement is 20 years and will be automatically extended year by year unless BaiGuoYuan Technology delivers prior written notice to the relevant parties under the proxy agreement not to extend the term.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between BaiGuoYuan Technology and the direct and indirect shareholders of Guangzhou BaiGuoYuan, such shareholders of Guangzhou BaiGuoYuan have pledged all of their equity interests to BaiGuoYuan Technology to guarantee the performance by such shareholder’s performance of their respective contractual obligations under the respective exclusive service agreement, exclusive option agreement, and proxy agreement to which such shareholder is a party. If such shareholder breach its contractual obligations under those agreements, BaiGuoYuan Technology, as the pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. We have completed the registration of the equity interest pledge under the equity interest pledge agreements with the relevant office of SAMR. The pledge will remain effective upon the contractual obligations have been fully performed or the secured debts have been fully paid.

Agreement that provide us with the option to purchase the equity interests in Guangzhou BaiGuoYuan

Exclusive Option Agreement

Under each exclusive option agreement entered into by Guangzhou BaiGuoYuan’s respective direct and indirect shareholders with BaiGuoYuan Technology dated December 9, 2020, each such shareholder has irrevocably granted BaiGuoYuan Technology or its designee(s) an exclusive call option to purchase all or any part of its equity interests, all or any part of its assets, and an exclusive call option to request the capital increase into the relevant entity, to the extent permissible by the then-applicable PRC laws and regulations, at BaiGuoYuan Technology’s sole discretion.

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

Transactions with Affiliates

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Sunhongs Corp., Ltd (formerly named as Guangzhou Shanghang Information Technical Co., Ltd.), or Guangzhou Sunhongs, entered into certain server co-location agreements, under which Guangzhou Sunhongs provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Sunhongs entered into two content delivery network acceleration service agreements, under which Guangzhou Sunhongs provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Sunhongs is 19.5% owned by Mr. Jun Lei, our major shareholder and 5.1% owned by Shanghai Yilian, respectively. In the years ended December 31, 2018, 2019 and 2020, the bandwidth service that we received from Guangzhou Sunhongs amounted to RMB92.5 million, RMB92.6 million and RMB98.4 million (US$15.1 million), respectively.

Guangzhou Huaduo and Kingsoft Cloud Holdings Limited (Nasdaq: KC) (“Kingsoft Cloud”) entered into certain cloud service agreements, under which Kingsoft Cloud provides Guangzhou Huaduo with bandwidth service. Mr. Jun Lei, our major shareholder, is also the major shareholder and Chairman of the Board of Directors of Kingsoft Cloud. In the years ended December 31, 2018, 2019 and 2020, the bandwidth service that we received from Kingsoft Cloud amounted to RMB2.1 million, RMB11.9 million and RMB14.7 million (US$2.3 million), respectively. We also purchased servers and equipments from Kingsoft Cloud. In the years ended December 31, 2019 and 2020, the fixed assets that we purchased from Kingsoft Cloud amounted to RMB16.8 million and RMB3.0 million (US$0.5 million).

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

ITEM 8.               FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in an amount of RMB100 million. In 2017, Guangzhou Intellectual Property Court ordered us to compensate NetEase in an amount of RMB20.0 million. In December 2019, the Higher People’s Court of Guangdong Province rejected the appeal of NetEase and us, and upheld the judgement of the Guangzhou Intellectual Property Court. We have applied for adjudication supervision from the Supreme People’s Court of PRC against the judgement in 2020, and we have applied for withdrawal of such adjudication supervision in April 2021.

On November 20, 2020, a putative securities class action complaint captioned Hershewe v. JOYY Inc. et al., No. 2:20-cv-10611 (C.D. Cal.) was filed in the United States District Court for Central District of California against the Company and certain of its current and former officers. The complaint asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and seeks damages based on alleged material misrepresentations and omissions about the Company’s revenue, component businesses, and acquisition of Bigo. The proposed class period is April 28, 2016, through November 18, 2020, inclusive. The Company cannot reasonably estimate a potential future loss.

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

Dividend Policy

On August 11, 2020, our board of directors approved a quarterly dividend policy for the next three years commencing in the second quarter of 2020. Under the policy, total cash dividend amount expected to be paid will be approximately US$300 million and quarterly dividends will be set at approximately US$25 million in each fiscal quarter. On November 20, 2020, our board of directors approved an additional quarterly dividend policy for the next three years, under which the total cash dividend amount expected to be paid will be approximately US$200 million and quarterly dividend set at a fixed amount of approximately US$16.67 million in each fiscal quarter. As of March 31, 2021, we have paid dividends in an aggregate amount of US$67 million.

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3. Key information—D. Risk Factors—Risks Related to Our Corporate Structure—Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

B.    Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the members of our company is limited to the amount, if any, for the time being unpaid on the common shares. The objects for which our company is established are unrestricted (including acting as an investment company), and we shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of corporate benefit, as provided in Section 27(2) of the Companies Act and in view of the fact that we are an exempted Company, we will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

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

All of our issued and outstanding common shares are fully paid and non-assessable. Our common shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their common shares.

Meetings

Under our articles of association, we are required to hold an annual general meeting of our Company at such time and place as may be determined by our board of directors. In addition, extraordinary general meetings of our shareholders may be convened by a majority of our board of directors or the chairman of our board of directors. Advance notice in writing of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy, or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in our company present throughout the meeting.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it will be deemed to have been duly called, if it is so agreed (a) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (b) in the case of any other meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

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

No shareholder shall, unless our board of directors otherwise determines, be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

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

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

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

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Act alter the conditions of our memorandum of association to:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;
●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Act;
●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the Companies Act, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and
●	divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner authorized by law.

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

Register of Members

In accordance with Section 48 of the Companies Act, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III—Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Act, and will ensure that the entries on the register of members are made without any delay.

The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Act.

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

Share Repurchases

We are empowered by the Companies Act and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq Global Select Market, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Act, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders, but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act.

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

Differences Between the Law of Different Jurisdictions

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that our Company shall indemnify our officers and directors from and against all actions, costs, charges, losses, damages and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association do not allow our shareholders to requisition an extraordinary general meeting of our shareholders and do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings. However, under our articles of association, we are required to hold an annual general meeting of our shareholders each year, at such time and place as may be determined by our board of directors.

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

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association which require our company to disclose shareholder ownership above any particular ownership threshold.

Exempted Company. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Inspection of Books and Records

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands. Our holding company indirectly holds 100% of the equity interests in our PRC subsidiaries. Our business operations within PRC are principally conducted through our PRC subsidiaries and our PRC consolidated affiliated entities. The PRC Enterprise Income Tax Law, which was most recently amended on December 29, 2018, and its implementation rules, which was most recently amended on April 23, 2019, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

If the PRC tax authorities determine that JOYY Inc., our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should be qualified as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other dispositions of ADSs or common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See “Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

Based on the market price of our ADSs and the composition of assets (in particular, the substantial amount of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and no assurances can be given with respect to our PFIC status for our current taxable year or any future taxable year.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty. Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our Class A common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and no assurances can be given with respect to our PFIC status for our current taxable year ending December 31, 2021. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A common shares in their particular circumstances.

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

Sale or Other Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term if the ADSs or Class A common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. Each U.S. holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and no assurances can be given with respect to our PFIC status for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

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

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We are exposed to foreign exchange risks arising from various currency exposures. While a majority of our revenues and expenses are denominated in USD, some of our expenses and revenues are dominated in various foreign currencies. We have used derivative financial instruments including the forward exchange contracts to hedge our exposure to foreign currency risks. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$1,306.4 million, US$640.0 million, US$0.5 million and US$102.8 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in a decrease of RMB852.4 million in cash and cash equivalents, RMB417.6 million in short-term deposits, RMB0.3 million in restricted short-term deposits and RMB67.1 million in short-term investments. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in an increase of RMB852.4 million in cash and cash equivalents, RMB417.6 million in short-term deposits, RMB0.3 million in restricted short-term deposits and RMB67.1 million in short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of US$19.4 million in our interest income for the year ended December 31, 2020.

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

Fees and Other Payments Made by the Depositary to Us

Citibank, N.A., as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2020, reimbursement of US$0.07 million for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2020, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.             RESERVED

ITEM 16.A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Peter Andrew Schloss is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Mr. Schloss is the chairman of our audit committee.

ITEM 16.B.          CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on October 15, 2012 and subsequently amended and filed with this annual report. We have posted a copy of our code of business conduct and ethics on our website at http://ir.joyy.sg/corporate-governance.

ITEM 16.C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, and its affiliates, for the years indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2019	2020

	(in RMB thousands)
Audit fees (1)	23,186	16,963
Audit-related fees (2)	688	—
Tax fees(3)	2,521	1,272
Others(4)	534	57
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly reviews of our consolidated financial statements, audit of internal controls over financial reporting of the Company and Huya (before deconsolidation of Huya).
(2)	"Audit related fees" means aggregate fees billed for permissible services to review and comment on the design of internal control over financial reporting rendered by principal auditors in 2019.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.
(4)	“Others” means the aggregate fees billed in each of the fiscal years listed services rendered by our principal auditors other than services reported under “Audit fees,” “Audit related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, and its affiliates, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2020.

ITEM 16.D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved a share repurchase plan (the “2019 Share Repurchase Plan”) on August 13, 2019, under which the Company may repurchase up to US$300.0 million of its ADSs or ordinary shares over the next 12 months. The 2019 Share Repurchase Plan was publicly announced on August 14, 2019.

As of December 31, 2020, we had purchased an aggregate of approximately 2.1 million ADSs under the 2019 Share Repurchase Plan. The table below is a summary of the shares repurchased by us in 2020. All shares were repurchased in the open market pursuant to the 2019 Share Repurchase Plan.

			Total Number of	Approximate Dollar
			ADSs Purchased as	Value of ADSs that
	Total Number of	Average Price	Part of the Publicly	May Yet Be Purchased
Period	ADSs Purchased	Paid Per ADS	Announced Plan	Under the Plan
August 14 — August 31, 2019	434,145	54.62	434,145	276,287
March 01—March 31,2020	499,165	43.44	933,310	254,603
November 01— November 30,2020	56,218	84.67	989,528	249,843
December 01—December 31,2020	1,102,908	81.03	2,092,436	160,471
Total	2,092,436	66.68	2,092,436	160,471

ITEM 16.F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.         CORPORATE GOVERNANCE

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

ITEM 16.H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS

The consolidated financial statements of JOYY Inc. are included at the end of this annual report.

ITEM 19.             EXHIBITS

Exhibit Number	Description of Document
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as amended

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

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

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
4.8

English translation of Exclusive Technology Support and Technology Services Agreement dated August 12, 2008 between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.9

English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.10

English translation of Confirmation letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.11

English translation of Powers of Attorney dated September 16, 2011 issued to Huanju Shidai by each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.12

English translation of Exclusive Option Agreements dated September 16, 2011 among Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.13

English translation of Equity Interest Pledge Agreements dated September 16, 2011 between Huanju Shidai and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.14

English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.15*	English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan

4.16*	English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou BaiGuoYuan and BaiGuoYuan Technology

4.17*	English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan

4.18*	English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan

4.19*	English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun

4.20*	English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Qianxun and BaiGuoYuan Technology

4.21*	English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun

Exhibit Number	Description of Document
4.22*	English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun

4.23*

English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou Shangying Internet Technology Co., Ltd. (“Guangzhou Shangying”), BaiGuoYuan Technology and each of shareholders of Guangzhou Shangying

4.24*	English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Shangying and BaiGuoYuan Techonology

4.25*	English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Shangying, BaoGuoYuan Technology and each of shareholders of Guangzhou Shangying

4.26*	English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Shangying, BaiGuoYuan Technology and each of shareholders of Guangzhou Shangying

4.27*

English translation of Partnership Interest Pledge Agreements dated January 15, 2021 among Guangzhou Fangu Internet Technology L.P. (“Guangzhou Fangu”), BaiGuoYuan Technology and each of partners of Guangzhou Fangu

4.28*	English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Fangu and BaiGuoYuan Technology

4.29*	English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Fangu, BaiGuoYuan Technology and each of partners of Guangzhou Fangu

4.30*	English translation of Partner Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Fangu, BaiGuoYuan Technology and each of partners of Guangzhou Fangu

4.31*

English translation of Partnership Interest Pledge Agreements dated January 15, 2021 among Guangzhou Wanyin Internet Technology L.P. (“Guangzhou Wanyin”), BaiGuoYuan Technology and each of partners of Guangzhou Wanyin

4.32*	English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Wanyin and BaiGuoYuan Technology

4.33*	English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Wanyin, BaiGuoYuan Technology and each of partners of Guangzhou Wanyin

4.34*	English translation of Partner Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Wanyin, BaiGuoYuan Technology and each of partners of Guangzhou Wanyin

4.35*

English translation of Equity Pledge Agreements dated December 9, 2020 among Guangzhou Ruicheng Internet Technology Co., Ltd. (“Guangzhou Ruicheng”), Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng

4.36*	English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Ruicheng and Guangzhou Huanju Shidai

4.37*	English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Ruicheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng

4.38*	English translation of Shareholder Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Ruicheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng

Exhibit Number	Description of Document
4.39*

English translation of Equity Pledge Agreements dated December 9, 2020 among Guang-zhou Xuancheng Internet Technology Co., Ltd. (“Guangzhou Xuancheng”), Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng

4.40*	English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Xuancheng and Guangzhou Huanju Shidai

4.41*	English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Xuancheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Xuancheng

4.42*	English translation of Shareholder Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Xuancheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Xuancheng

4.43*

English translation of Partnership Interest Pledge Agreements dated December 9, 2020 among Guangzhou Xuanyi Internet Technology L.P. (“Guangzhou Xuanyi”), Guangzhou Huanju Shidai and each of partners of Guangzhou Xuanyi

4.44*	English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Xuanyi and Guangzhou Huanju Shidai

4.45*	English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Xuanyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Xuanyi

4.46*	English translation of Partner Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Xuanyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Xuanyi

4.47*

English translation of Partnership Interest Pledge Agreements dated December 9, 2020 among Guangzhou Yueyi Internet Technology L.P. (“Guangzhou Yueyi”), Guangzhou Huanju Shidai and each of partners of Guangzhou Yueyi

4.48*	English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Yueyi and Guangzhou Huanju Shidai

4.49*	English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Yueyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Yueyi

4.50*	English translation of Partner Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Yueyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Yueyi

4.51

English translation of Exclusive Business Cooperation Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.52

English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.53

English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document
4.54

English translation of Exclusive Technology Support and Technology Services Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.55

English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.56

English translation of Confirmation Letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.57

English translation of Powers of Attorney dated May 27, 2011 issued to Huanju Shidai by each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.58

English translation of Exclusive Option Agreements dated May 27, 2011 among Huanju Shidai, Beijing Tuda and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.59

English translation of Equity Interest Pledge Agreements dated July 1, 2011 between Huanju Shidai and each of the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.60

English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Beijing Tuda (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.61

English summary of Contract for State-owned Construction Land Use Rights Assignment, dated August 20, 2015, by and between Guangzhou Land Resources and Real Estate Administration Bureau and Guangzhou Huaduo (incorporated herein by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.62

English translation of Exclusive Business Cooperation Agreement dated August 25, 2015 between Bilin online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.63

English translation of Exclusive Option Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.64

English translation of Exclusive Assets Purchase Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.65

English translation of Equity Interest Pledge Agreement dated August 25, 2015 among David Xueling Li, Bilin Online and Bilin Changxiang (incorporated herein by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

Exhibit Number	Description of Document
4.66

English translation of Power of Attorney dated August 25, 2015 issued to Bilin Changxiang by David Xueling Li (incorporated herein by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2016)

4.67

HUYA Amended and Restated 2017 Plan (incorporated herein by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001- 35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.68

Amended and Restated Shareholders Agreement dated as of March 8, 2018 between HUYA Inc. and other parties thereto (incorporated herein by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.69

English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.70

English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.71

English translation of the Equity Interest Pledge agreement among Huya Technology, Guangzhou Huya, and Guangzhou Huaduo dated July 10, 2017 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.72

English translation of the Equity Interest Pledge Agreement among Huya Technology, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.73

English translation of the Exclusive Business Operation Agreement between Huya Technology and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.74

English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huaduo, Guangzhou Qinlv, Huya Technology and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.75

English translation of the Exclusive Option Agreement among Huya Technology, Guangzhou Huaduo, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 of HUYA Inc. (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.76

English translation of Equity Interest Pledge Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.44 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.77

English translation of Exclusive Asset Purchase Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.45 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

Exhibit Number	Description of Document
4.78

English translation of Exclusive Business Cooperation Agreement dated January 17, 2017 between Guangzhou BaiGuoYuan and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.46 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.79

English translation of Exclusive Option Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.47 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.80

English translation of Shareholder Voting Rights Proxy Agreements dated January 17, 2017 issued to BaiGuoYuan Technology by each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.48 from our annual report on Form 20-F (File No. 00135729), filed with the Securities and Exchange Commission on April 26, 2019)

4.81

English translation of Equity Interest Pledge Agreement dated October 17, 2018 among 100Edu Technology, Sanrenxing and each of the shareholders of Sanrenxing (incorporated herein by reference to Exhibit 4.49 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.82

English translation of Exclusive Business Cooperation Agreement dated October 17, 2018 between 100Edu Technology and Sanrenxing (incorporated herein by reference to Exhibit 4.50 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.83

English translation of Exclusive Option Agreement dated October 17, 2018 between 100Edu Technology, Sanrenxing and each of the shareholders of Sanrenxing (incorporated herein by reference to Exhibit 4.51 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.84

English translation of Shareholder Voting Rights Proxy Agreement dated October 17, 2018 among 100Edu Technology, Sanrenxing and each of the shareholders of Sanrenxing (incorporated herein by reference to Exhibit 4.52 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.85

English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.49 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.86

English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.50 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.87

English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Yunbu (incorporated by reference to Exhibit 4.51 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.88

English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.52 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.89

English translation of Shareholder Voting Rights Proxy Agreements dated July 31, 2019 issued to Guangzhou Wangxing by each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.53 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

Exhibit Number	Description of Document
4.90

English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota (incorporated by reference to Exhibit 4.54 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.91

English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota (incorporated by reference to Exhibit 4.55 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.92

English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Luota (incorporated by reference to Exhibit 4.56 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.93

English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota (incorporated by reference to Exhibit 4.57 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.94

English translation of Shareholder Voting Rights Proxy Agreements dated July 31, 2019 issued to Guangzhou Wangxing by each of the shareholders of Chengdu Luota (incorporated by reference to Exhibit 4.58 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.95

English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Jiyue and each of the shareholders of Chengdu Jiyue (incorporated by reference to Exhibit 4.59 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.96

English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Jiyue and each of the shareholders of Chengdu Jiyue (incorporated by reference to Exhibit 4.60 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.97

English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Jiyue (incorporated by reference to Exhibit 4.61 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.98

English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Jiyue and each of the shareholders of Chengdu Jiyue (incorporated by reference to Exhibit 4.62 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.99

English translation of Shareholder Voting Rights Proxy Agreements dated July 31, 2019 issued to Guangzhou Wangxing by each of the shareholders of Chengdu Jiyue (incorporated by reference to Exhibit 4.63 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.100

Indenture, dated June 24, 2019 constituting $500 million 0.75% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.64 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.101

Indenture, dated June 24, 2019 constituting $500 million 1.375% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.65 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.102	2019 Share Incentive Awards Arrangement (incorporated herein by reference to Exhibit 10.1 from our Form S-8 filed with the Securities and Exchange Commission on September 30, 2019)

Exhibit Number	Description of Document
4.103

Share Transfer Agreement entered into by and between JOYY Inc. and Linen Investment Limited dated April 3, 2020 (incorporated by reference to Exhibit 4.67 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.104

JOYY Share Transfer Agreement, dated August 10, 2020, by and between JOYY Inc. and Linen Investment Limited (incorporated by reference to Exhibit 7 to the Schedule 13D/A (File No. 005-90506), filed with the Securities and Exchange Commission on August 12, 2020)

4.105*	Amended and Restated Share Purchase Agreement among the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 7, 2021

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

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
Date: April 28, 2021

JOYY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JOYY Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JOYY Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill impairment assessment - reporting unit within the Bigo segment

As described in Note 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was RMB12,215 million as of December 31, 2020, and the goodwill associated with the Bigo reportable segment, which only includes the Bigo reporting unit, was RMB12,099 million. Management conducts a goodwill impairment test at the reporting unit level at least annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The impairment test compares the fair value of a reporting unit with its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit. For reporting units evaluated using a quantitative assessment, the fair values are determined using an income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. As disclosed by management, determining fair value requires the exercise of significant judgment, including judgments about appropriate revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and discount rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Bigo reporting unit is a critical audit matter are (i) there was significant judgment by management when determining the fair value measurement of the reporting unit; (ii) significant audit effort was necessary to perform procedures and evaluate audit evidence related to management’s cash flow projections and significant assumptions related to the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the fair value of the Company’s reporting units and controls over development of the significant assumptions including the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and discount rates. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the income approach; testing the completeness and accuracy of underlying data used in the models; and evaluating the reasonableness of significant assumptions used by management, including the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and the discount rates. Evaluating management’s assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s models and certain significant assumptions, including the discount rate.

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price

As described in Note 2(v) to the consolidated financial statements, the Company’s sources of revenue include live streaming and others. The Company’s consolidated revenues were RMB13,231 million for the year ended December 31, 2020, of which RMB12,525 million were revenues from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into these contracts with the Company. Management determines the distinct performance obligations and transaction price of each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services. Management exercises significant judgment in determining the distinct performance obligations and transaction price which is dependent on the contractual terms for each type of contract with multiple distinct performance obligations.

The principal considerations for our determination that performing procedures relating to the identification of performance obligations and contracts with multiple performance obligations is a critical audit matter are that there was significant judgment by management in identifying the distinct performance obligations and estimating the standalone selling price of each distinct performance obligation due to the complexity of the contracts. Certain services are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. Certain distinct performance obligations are not separately sold by the Company. Management exercises judgement in determining the standalone selling price of these distinct performance obligations. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management's significant judgment in determining whether the distinct performance obligations were appropriately identified and whether the standalone selling price of each distinct performance obligation was appropriately estimated.

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
Guangzhou, the People’s Republic of China
April 28, 2021

We have served as the Company’s auditor since 2011.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note2(e))
Assets
Current assets
Cash and cash equivalents	2,710,623	11,371,264	1,742,722
Restricted cash and cash equivalents	3,500	89,604	13,732
Short-term deposits	10,027,440	8,645,939	1,325,048
Restricted short-term deposits	653,034	205,461	31,488
Short-term investments	3,332,331	3,191,338	489,094
Accounts receivable, net of allowance of RMB64 and RMB48,202 as of December 31, 2019 and 2020, respectively	668,342	933,057	142,997
Amounts due from related parties, net of allowance of RMB14,099 and RMB14,886 as of December 31, 2019 and 2020, respectively	1,709	3,986	611
Financing receivables, net of allowance of RMB120,270 and RMB129,989 as of December 31, 2019 and 2020, respectively	105,344	1,122	172
Prepayments and other current assets, net of allowance of RMB24,231 and RMB37,559 as of December 31, 2019 and 2020, respectively	538,089	671,230	102,871
Assets held for sale	10,759,557	342,743	52,528

Total current assets	28,799,969	25,455,744	3,901,263

Non-current assets
Deferred tax assets	67,111	—	—
Investments	1,983,483	8,086,663	1,239,335
Property and equipment, net	2,079,084	2,620,797	401,655
Land use rights, net	1,736,544	1,688,448	258,766
Intangible assets, net	3,082,259	2,245,962	344,209
Right-of-use assets, net	172,783	140,802	21,579
Goodwill	12,947,192	12,215,156	1,872,055
Financing receivables, net of allowance of RMB66,500 and RMB66,500 as of December 31, 2019 and 2020, respectively	129,380	128,644	19,716
Other non-current assets	275,957	70,196	10,758
Assets held for sale	935,721	166,382	25,499

Total non-current assets	23,409,514	27,363,050	4,193,572
Total assets	52,209,483	52,818,794	8,094,835

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB89,708 and RMB104,691 as of December 31, 2019 and 2020, respectively)	120,826	136,733	20,955
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB78,877 and RMB111,839 as of December 31, 2019 and 2020, respectively)	192,754	438,669	67,229
Advances from customers (including advances from customers of the consolidated VIEs without recourse to the Company of RMB7,908 and RMB191 as of December 31, 2019 and 2020, respectively)	7,908	5,058	775
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Company of RMB296,032 and RMB127,186 as of December 31, 2019 and 2020, respectively)	422,113	397,334	60,894
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIEs without recourse to the Company of RMB877,942 and RMB707,610 as of December 31, 2019 and 2020, respectively)	2,420,588	3,160,985	484,442
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Company of RMB194,336 and RMB14,837 as of December 31, 2019 and 2020, respectively)	205,921	24,941	3,822
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB28,874 and RMB30,682 as of December 31, 2019 and 2020, respectively)	83,686	93,513	14,331
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Company of RMB270,565 and RMB669,048 as of December 31, 2019 and 2020, respectively)	557,203	734,371	112,547
Liabilities held for sale (including liabilities held for sale of the consolidated VIEs without recourse to the Company of RMB3,113,821 and RMB1,164,022 as of December 31, 2019 and 2020, respectively)	3,626,622	1,168,667	179,106

Total current liabilities	7,637,621	6,160,271	944,101
Non-current liabilities
Convertible bonds (including convertible bonds of the consolidated VIEs without recourse to the Company of nil and nil as of December 31, 2019 and 2020, respectively)	5,008,571	5,084,362	779,213
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of RMB26,305 and RMB12,935 as of December 31, 2019 and 2020, respectively)	92,669	52,989	8,121
Deferred revenue(including deferred revenue of the consolidated VIEs without recourse to the Company of RMB4,988 and RMB9,703 as of December 31, 2019 and 2020, respectively)	17,418	20,437	3,132
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB85,479 and RMB70,900 as of December 31, 2019 and 2020, respectively)	264,639	276,802	42,422
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB11,495 and nil as of December 31, 2019 and 2020, respectively)	11,495	—	—
Liabilities held for sale (including liabilities held for sale of the consolidated VIEs without recourse to the Company of RMB227,923 and RMB28,807 as of December 31, 2019 and 2020, respectively)	293,233	28,807	4,415

Total non-current liabilities	5,688,025	5,463,397	837,303

Total liabilities	13,325,646	11,623,668	1,781,404

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note 2(e))
Commitments and contingencies (Note 30)

Mezzanine equity	466,071	473,816	72,615

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of December 31, 2019; 1,314,208,824 shares issued and 1,272,346,218 shares outstanding as of December 31, 2020, respectively)	80	78	12
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	24	24	4
Treasury Shares (US$0.00001 par value; 8,682,900 and 41,862,606 shares held as of December 31, 2019 and December 31, 2020, respectively)	(168,072)	(938,038)	(143,761)
Additional paid-in capital	21,921,562	22,853,665	3,502,477
Statutory reserves	149,961	114,871	17,605
Retained earnings	10,272,122	19,510,874	2,990,172
Accumulated other comprehensive income (loss)	890,209	(856,032)	(131,190)

Total JOYY Inc.’s shareholders’ equity	33,065,886	40,685,442	6,235,319

Non-controlling interests	5,351,880	35,868	5,497

Total shareholders’ equity	38,417,766	40,721,310	6,240,816

Total liabilities, mezzanine equity and shareholders’ equity	52,209,483	52,818,794	8,094,835

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
Net revenues
Live streaming	361,475	5,330,790	12,524,825	1,919,513
Others	468,001	908,519	706,120	108,218

Total net revenues	829,476	6,239,309	13,230,945	2,027,731

Cost of revenues (1)	(725,701)	(4,552,658)	(9,509,589)	(1,457,408)

Gross profit	103,775	1,686,651	3,721,356	570,323

Operating expenses (1)
Research and development expenses	(514,854)	(1,633,668)	(2,096,796)	(321,348)
Sales and marketing expenses	(463,953)	(2,794,724)	(3,484,814)	(534,071)
General and administrative expenses	(391,837)	(938,219)	(1,016,544)	(155,792)

Total operating expenses	(1,370,644)	(5,366,611)	(6,598,154)	(1,011,211)

Gain on disposal of business	—	82,699	—	—
Other income	11,904	39,306	56,111	8,599

Operating loss	(1,254,965)	(3,557,955)	(2,820,687)	(432,289)

Interest expense	(8,616)	(266,517)	(522,015)	(80,002)
Interest income and investment income	327,438	426,631	614,014	94,102
Foreign currency exchange (losses) gains, net	(565)	8,639	(118,859)	(18,216)
Gain on disposal and deemed disposal of investments	16,178	—	1,897,128	290,748
Gain on fair value changes of investments	1,487,405	2,679,312	1,127,714	172,830
Fair value change on derivatives	—	(16,011)	(42,320)	(6,486)
Other non-operating expenses	(2,000)	—	(17,257)	(2,645)

Income (loss) before income tax expenses	564,875	(725,901)	117,718	18,042

Income tax (expenses) benefit	(67,800)	141,108	(192,337)	(29,477)

Income (loss) before share of income in equity method investments, net of income taxes	497,075	(584,793)	(74,619)	(11,435)

Share of income (loss) in equity method investments, net of income taxes	120,636	41,315	(51,759)	(7,932)

Net income (loss) from continuing operations	617,711	(543,478)	(126,378)	(19,367)

Net income from discontinued operations	1,497,986	4,243,507	9,849,538	1,509,507

Net income	2,115,697	3,700,029	9,723,160	1,490,140

Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(93,310)	254,794	48,129	7,376

Net income attributable to controlling interest of JOYY Inc.	2,209,007	3,445,235	9,675,031	1,482,764

Including:
Net income (loss) from continuing operations attributable to controlling interest of JOYY Inc.	625,319	(516,703)	(105,112)	(16,109)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	1,583,688	3,961,938	9,780,143	1,498,873

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	73,159	38,346	38,474	5,896
Cumulative dividend on subsidiary’s Series A Preferred Shares	4,606	27,559	27,651	4,238
Deemed dividend to subsidiary's preferred shareholders	489,284	—	—	—

Net income attributable to common shareholders of JOYY Inc.	1,641,958	3,379,330	9,608,906	1,472,630

Including:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	614,630	(582,608)	(171,237)	(26,243)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	1,027,328	3,961,938	9,780,143	1,498,873

Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	434,080	571,815	(1,455,118)	(223,007)

Comprehensive income attributable to the common shareholders of JOYY Inc.	2,076,038	3,951,145	8,153,788	1,249,623

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
Net income (loss) per ADS*
—Basic	25.64	43.77	120.10	18.40
Continuing operations	9.60	(7.54)	(2.14)	(0.33)
Discontinued operations	16.04	51.31	122.24	18.73
—Diluted	25.38	43.59	120.04	18.39
Continuing operations	9.50	(7.54)	(2.14)	(0.33)
Discontinued operations	15.88	51.13	122.18	18.72
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic
Continuing operations	64,042,390	77,219,846	80,009,988	80,009,988
Discontinued operations	64,042,390	77,219,846	80,009,988	80,009,988
—Diluted
Continuing operations	64,695,437	77,219,846	80,009,988	80,009,988
Discontinued operations	64,695,437	77,219,846	80,009,988	80,009,988

Net income (loss) per common share*
—Basic	1.28	2.19	6.00	0.92
Continuing operations	0.48	(0.38)	(0.11)	(0.02)
Discontinued operations	0.80	2.57	6.11	0.94
—Diluted	1.27	2.18	6.00	0.92
Continuing operations	0.48	(0.38)	(0.11)	(0.02)
Discontinued operations	0.79	2.56	6.11	0.94
Weighted average number of common shares used in calculating net income (loss) per common share
—Basic
Continuing operations	1,280,847,795	1,544,396,920	1,600,199,759	1,600,199,759
Discontinued operations	1,280,847,795	1,544,396,920	1,600,199,759	1,600,199,759
—Diluted
Continuing operations	1,293,908,738	1,544,396,920	1,600,199,759	1,600,199,759
Discontinued operations	1,293,908,738	1,544,396,920	1,600,199,759	1,600,199,759

*    Each ADS represents 20 common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))

Cost of revenues	46,373	41,006	39,910	6,116
Research and development expenses	96,585	362,441	295,289	45,256
Sales and marketing expenses	1,418	5,000	9,018	1,382
General and administrative expenses	83,758	117,629	291,759	44,714

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B					Accumulated
	common shares		common shares		Additional			other	Total JOYY Inc.’s		Total
	Number		Number		paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	945,245,908	57	317,982,976	23	5,339,844	62,718	5,218,110	(9,597)	10,611,155	101,704	10,712,859
Adoption of ASU 2016-01	—	—	—	—	—	—	87,802	(87,802)	—	—	—
Issuance of common shares for exercised share options	154,260	—	—	—	7	—	—	—	7	—	7
Issuance of common shares for vested restricted shares and restricted share units	6,540,680	—	—	—	—	—	—	—	—	—	—
Class B common shares converted to Class A common shares	29,800,000	2	(29,800,000)	(2)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	648,025	—	—	—	648,025	—	648,025
Appropriation to statutory reserves	—	—	—	—	—	39,007	(39,007)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	658	658
Acquisition of subsidiary’s shares from mezzanine equity holders	—	—	—	—	(13,315)	—	—	—	(13,315)	—	(13,315)
Conversion of Huya’s preferred shares to ordinary shares upon the completion of its IPO	—	—	—	—	4,009,874	—	—	—	4,009,874	2,280,543	6,290,417
Proceed from Huya’s IPO, net of issuance cost	—	—	—	—	795,073	—	—	—	795,073	412,676	1,207,749
Partial disposal of Huya’s interests to non-controlling interest shareholders, net of tax	—	—	—	—	389,358	—	—	(529)	388,829	(34,081)	354,748
Components of comprehensive income
Net income (loss) attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	2,209,007	—	2,209,007	(94,666)	2,114,341
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	(73,159)	—	(73,159)	(4,692)	(77,851)
Deemed dividend to Huya’s Series A Preferred shareholders	—	—	—	—	—	—	(489,284)	—	(489,284)	(7,711)	(496,995)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	434,080	434,080	202,408	636,488

Balance as of December 31, 2018	981,740,848	59	288,182,976	21	11,168,866	101,725	6,913,469	336,152	18,520,292	2,856,839	21,377,131

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury shares	Additional			other	Total JOYY Inc.’s		Total
	Number		Number			paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	981,740,848	59	288,182,976	21	—	11,168,866	101,725	6,913,469	336,152	18,520,292	2,856,839	21,377,131
Issuance of common shares for vested restricted shares and restricted share units	6,216,060	—	—	—	—	—	—	—	—	—	—	—
Issuance of common shares in connection with the acquisition of Bigo	305,127,046	21	38,326,579	3	—	7,704,396	—	—	—	7,704,420	—	7,704,420
Grant of restricted shares	8,761,450	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	817,739	—	—	—	817,739	130,409	948,148
Appropriation to statutory reserves	—	—	—	—	—	—	48,236	(48,236)	—	—	—	—
Bifurcation of conversion feature of convertible bonds	—	—	—	—	—	2,014,966	—	—	—	2,014,966	—	2,014,966
Purchase of capped call options in relation to the conversion features of the convertible bonds	—	—	—	—	—	(527,473)	—	—	—	(527,473)	—	(527,473)
Huya’s follow-on public offering, net of issuance cost	—	—	—	—	—	293,403	—	—	(9,919)	283,484	1,826,582	2,110,066
Issuance of Huya’s common shares for exercised share options	—	—	—	—	—	(18,805)	—	—	(1,448)	(20,253)	52,664	32,411
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(7,746)	—	—	—	(7,746)	3,580	(4,166)
Repurchase of common shares	(8,682,900)	—	—	—	(168,072)	(83,027)	—	—	—	(251,099)	—	(251,099)
Deemed contribution from non-controlling interest shareholders	—	—	—	—	—	6,162	—	—	—	6,162	(6,162)	—
Partial disposal of Huya's interests to non-controlling interest shareholders, net of tax	—	—	—	—	—	553,081	—	—	(6,391)	546,690	133,938	680,628
Components of comprehensive income
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	3,445,235	—	3,445,235	254,794	3,700,029
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(38,346)	—	(38,346)	(1,669)	(40,015)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	571,815	571,815	100,905	672,720

Balance as of December 31, 2019	1,293,162,504	80	326,509,555	24	(168,072)	21,921,562	149,961	10,272,122	890,209	33,065,886	5,351,880	38,417,766

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other	Total JOYY Inc.’s		Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	1,293,162,504	80	326,509,555	24	(168,072)	21,921,562	149,961	10,272,122	890,209	33,065,886	5,351,880	38,417,766
Adoption of ASC326	—	—	—	—	—	—	—	(10,254)	—	(10,254)	(1,875)	(12,129)
Issuance of common shares for vested restricted shares and restricted share units	12,363,420	1	—	—	—	—	—	—	—	1	—	1
Net forfeiture of restricted shares	(13,886)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	768,135	—	—	—	768,135	92,679	860,814
Appropriation to statutory reserves	—	—	—	—	—	—	29,589	(29,589)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	10,548	10,548
Issuance of Huya’s common shares for exercised share options	—	—	—	—	—	(248)	—	—	(38)	(286)	897	611
Repurchase of common shares	(33,165,820)	(3)	—	—	(769,966)	84,781	—	—	—	(685,188)	—	(685,188)
Repurchase of non-controlling interest and redeemable noncontrolling interests	—	—	—	—	—	8,523	—	—	—	8,523	(22,334)	(13,811)
Non-controlling interest arising from an acquisition	—	—	—	—	—	—	—	—	—	—	33,272	33,272
Deconsolidation of Huya	—	—	—	—	—	—	(64,679)	64,679	(245,903)	(245,903)	(5,537,652)	(5,783,555)
Other equity changes from equity method investments	—	—	—	—	—	70,313	—	23,642	(45,182)	48,773	—	48,773
Dividends declared	—	—	—	—	—	—	—	(446,283)	—	(446,283)	(2,251)	(448,534)
Deemed contribution from non-controlling interest shareholders	—	—	—	—	—	599	—	—	—	599	(599)	—
Components of comprehensive income
Net income attributable to common shareholders of JOYY Inc.	—	—	—	—	—	—	—	9,675,031	—	9,675,031	48,129	9,723,160
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(38,474)	—	(38,474)	(1,675)	(40,149)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(1,455,118)	(1,455,118)	64,849	(1,390,269)

Balance as of December 31, 2020	1,272,346,218	78	326,509,555	24	(938,038)	22,853,665	114,871	19,510,874	(856,032)	40,685,442	35,868	40,721,310

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from operating activities
Net income	2,115,697	3,700,029	9,723,160	1,490,140
Net income from discontinued operations	(1,497,986)	(4,243,507)	(9,849,538)	(1,509,507)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	65,054	275,741	535,498	82,069
Amortization of acquired intangible assets and land use rights	60,246	699,243	756,427	115,928
Amortization of right-of-use assets	—	78,222	114,010	17,473
Allowance for doubtful accounts	53,441	169,522	64,928	9,951
(Gain) loss on disposal of property and equipment, intangible assets and other long-term assets	(803)	1,161	19,193	2,941
Impairment of investments	35,348	62,334	43,861	6,722
Impairment of property and equipment	—	5,347	—	—
Impairment of intangible assets	—	3,061	—	—
Share-based compensation	228,134	526,076	635,976	97,468
Share of (income) loss in equity method investments, net of income taxes	(120,636)	(41,315)	51,759	7,932
Gain on disposal and deemed disposal of investments	(16,178)	—	(1,897,128)	(290,748)
Gain on disposal of business	—	(82,699)	—	—
Cash dividend received from an equity investee	—	—	2,400	368
Deferred income taxes, net	14,277	(138,448)	87,205	13,365
Foreign currency exchange losses (gains), net	565	(8,639)	118,859	18,216
Interest expense	—	211,226	446,018	68,355
Investment income	(14,552)	(28,712)	19,252	2,950
Gain on fair value changes of investments	(1,487,405)	(2,679,312)	(1,127,714)	(172,830)
Fair value loss on derivative liabilities	—	16,011	42,320	6,486
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable	(37,383)	(113,617)	(385,413)	(59,067)
Interest receivables recorded in financing receivables	(832)	(13,720)	(2,541)	(389)
Prepayments and other assets	(72,783)	(163,232)	(226,932)	(34,781)
Amounts due from related parties	140,723	(227,662)	(15,437)	(2,366)
Inventory	315	—	—	—
Lease liabilities	—	(77,738)	(104,278)	(15,981)
Amounts due to related parties	(53,804)	22,713	30,272	4,639
Accounts payable	12,408	(26,388)	(81,351)	(12,468)
Deferred revenue	(10,697)	(7,258)	269,565	41,313
Advances from customers	1,657	2,639	(9,344)	(1,432)
Income taxes payable	69,239	61,212	(23,718)	(3,635)
Accrued liabilities and other current liabilities	353,638	786,482	743,906	114,009
Net cash used in continuing operating activities	(162,317)	(1,231,228)	(18,785)	(2,879)

Net cash provided by discontinued operating activities	4,627,131	5,812,919	3,442,891	527,646

Net cash provided by operating activities	4,464,814	4,581,691	3,424,106	524,767

Cash flows from investing activities
Placements of short-term deposits	(3,730,907)	(11,086,310)	(8,253,784)	(1,264,948)
Maturities of short-term deposits	6,873,339	4,417,151	9,393,835	1,439,668
Placements of long-term deposits	(1,000,000)	—	—	—
Placements of short-term investments	(2,641,322)	(4,829,241)	(6,287,502)	(963,602)
Maturities of short-term investments	2,101,533	2,204,513	6,405,431	981,675
Placements of derivative financial instruments	—	(10,832)	—	—
Purchase of property and equipment	(232,032)	(853,807)	(1,043,642)	(159,945)
Purchase of intangible assets and land use right	(6,255)	(47,668)	(13,647)	(2,091)
Purchase of other non-current assets	—	(132,000)	(59)	(9)
Prepayments for investments	—	(525)	—	—
Cash paid for investments	(2,354,337)	(548,731)	(1,427,926)	(218,839)
Cash received from disposal of investments	708,476	163,526	5,715,243	875,899
Cash distribution received from equity investees	6,125	—	80,552	12,345
Acquisition of businesses, net of cash, cash equivalents and restricted cash acquired	—	(1,656,763)	(32,303)	(4,951)
Deconsolidation and disposal of a subsidiary, net of cash disposed	—	—	665	102
Payments on behalf of (repayments from) related parties, net	2,543	12,261	(2,300)	(352)
Loans to related parties	(188,000)	(170,000)	(5,000)	(766)
Repayments of loans from related parties	20,000	—	—	—
Loans to employees and third parties	(282,031)	(48,218)	(56,238)	(8,619)
Repayments of loans from employees and third parties	35,067	142,663	200,043	30,658
Payments to originate financing receivables	(1,458,012)	(779,414)	—	—
Principal collection from financing receivables	346,028	1,489,148	91,988	14,098
Proceeds from disposal of property and equipment	1,105	2,099	5,724	877
Net cash (used in) provided by continuing investing activities	(1,798,680)	(11,732,148)	4,771,080	731,200

Net cash (used in) provided by discontinued investing activities	(4,496,706)	(3,877,752)	643,857	98,675

Net cash (used in) provided by investing activities	(6,295,386)	(15,609,900)	5,414,937	829,875

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)

(All amounts in thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
Cash flows from financing activities
Proceeds from exercise of vested share options	7	—	—	—
Capital contributions from the non-controlling interest shareholders	658	—	10,548	1,617
Capital contributions from mezzanine equity holders	312,149	100,536	—	—
Dividends paid to shareholders	—	—	(446,283)	(68,396)
Dividend paid to non-controlling interests in a subsidiary	—	—	(2,251)	(345)
Purchase of non-controlling interests and redeemable non-controlling interests	—	—	(18,074)	(2,770)
Acquisition of a subsidiary’s shares from mezzanine equity holders	(30,000)	—	—	—
Partial disposal of Huya’s interests to non-controlling interest shareholders	378,548	748,005	—	—
Purchase of capped call option in relation to repurchase of common shares		(83,027)	84,781	12,993
Proceeds from bank borrowings	691,612	1,550,453	1,076,396	164,964
Repayment of bank borrowings	(1,308,092)	(1,014,496)	(918,380)	(140,748)
Proceeds from issuance of common shares, net of issuance cost	(4,473)	—	—	—
Repurchase of common shares	—	(168,072)	(732,935)	(112,327)
Proceeds from issuance of convertible bonds, net of issuance costs	—	6,209,590	—	—
Repayment of convertible bonds	—	(6,734)	—	—
Deemed contribution from Huya	—	10,119	978	150
Net cash provided by (used in) continuing financing activities	40,409	7,346,374	(945,220)	(144,862)

Net cash provided by discontinued financing activities	4,126,861	2,123,532	8,591	1,317

Net cash provided by (used in) financing activities	4,167,270	9,469,906	(936,629)	(143,545)

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,336,698	(1,558,303)	7,902,414	1,211,097
Cash, cash equivalents and restricted cash at the beginning of the year	3,617,432	6,004,231	4,551,464	697,542
Effect of exchange rate changes on cash, cash equivalents and restricted cash	50,101	105,536	(581,358)	(89,097)

Cash, cash equivalents and restricted cash at the end of the year	6,004,231	4,551,464	11,872,520	1,819,542
Less: Cash, cash equivalents and restricted cash of held for sales at the end of the year	757,257	1,184,307	206,191	31,600
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	5,246,974	3,367,157	11,666,329	1,787,942

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note2(e))
Supplemental disclosure of cash flows information of continuing operation:
—Cash paid for interest, net of amounts capitalized	(9,354)	(53,479)	(99,021)	(15,176)
—Income taxes paid	(354,959)	(492,679)	(468,664)	(71,826)

Supplemental disclosures of non-cash investing and financing activities of continuing operation:
—Acquisition of property and equipment	54,881	115,826	110,231	16,894
—Disposal of investments and business	77,423	366,882	—	—
—Common shares issued for the acquisition of Bigo	—	7,704,420	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities

(a)   Organization and principal activities

JOYY Inc. (the “Company” or “JOYY”), together with its subsidiaries, its VIEs (also referred to as VIEs and their subsidiaries as a whole, where appropriate) (collectively, the “Group”), is a leading global social media platform, offering users around the world a uniquely engaging and immersive experience across various video-based products and services, such as live streaming, short-form videos and video communication.

In March 2019, the Company completed the acquisition of Bigo Inc (“Bigo”). Bigo is primarily engaged in the video and audio broadcast business all over the world. The Company paid US$343.1 million in cash and issued 305,127,046 Class A common shares and 38,326,579 Class B common shares of the Company to Bigo’s selling shareholders. The details of this acquisition are disclosed in Note 5(a).

On April 3, 2020, the Company signed an agreement with Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”) to sell its 16,523,819 Class B ordinary shares of HUYA Inc. (NYSE: HUYA) (“Huya”), a subsidiary of the Group, for a cash consideration of approximately US$262.6 million, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya. Upon the closing of the share transfer, the Group held 68,374,463 Class B ordinary shares of Huya, representing approximately 31.2% equity interest and 43.0% of the total voting power calculated based on the total issued and outstanding shares of Huya after this transaction. As a result, Huya ceased to be a subsidiary of the Group and the Group accounted for the investment in Huya using the equity method. The details of this disposal are disclosed in Note 3(b).

On August 10, 2020, the Company entered into a definitive share transfer agreement with Linen Investment Limited to sell its 30,000,000 Class B ordinary shares of Huya for a cash consideration of approximately US$810.0 million. Upon the closing of such share transfer, the Company held 38,374,463 Class B ordinary shares of Huya, representing approximately 17.5% equity interest and 24.1% of the total voting power calculated based on the total issued and outstanding shares of Huya after this transaction.

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Out of the total cash consideration of US$3.6 billion, consideration of US$300 million is subject to adjustment based on the achievement of certain conditions of YY Live. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. The details of this disposal are disclosed in Note 3(a).

(b)   Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the “NASDAQ Global Market”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(c)   Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2020 are set out below:

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

(d)  Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIEs, Guangzhou Huaduo and Guangzhou BaiGuoYuan, which hold the internet value-added service license and approvals to provide such internet services in the PRC.

Before the disposal of Huya in April 2020, the Group also conducted its operations through its principal VIE, Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”), which hold the internet value-added service license and approvals to provide such internet services in the PRC.

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

(ii)   VIE agreements amongst Huya Technology (defined as below), Guangzhou Huya and its nominee shareholders

In 2017, Huya undertook a reorganization (the “Huya Reorganization”) through setting up Guangzhou Huya Technology Co., Ltd. (“Huya Technology”), a wholly owned subsidiary, and entering into a series of VIE agreements with Guangzhou Huya and its nominee shareholders. The Huya Reorganization was completed on July 10, 2017.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(d)  Variable Interest Entities (continued)

(iii) VIE agreements amongst BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders (continued)

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

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to RMB5,891,302 as of December 31, 2020. As the VIEs were incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

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

Please refer to Note 4(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2020.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Bilin Changxiang, Huya Technology, 100 Edu Technology, BaiGuoYuan Technology, Guangzhou Wangxing and ultimately the Company hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs. As a result of the share transfer to Tencent on April 3, 2020, the Group no longer consolidate the results of operations of Huya.

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

(d)   Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, Singapore, United States, India, Egypt and other regions is United States dollar (“US$”) or their respective local currency, while the functional currency of the other subsidiaries incorporated in PRC is RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ or their respective local currency as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

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

(e)   Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

(f)   Cash and cash equivalents (continued)

ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents.

Cash, cash equivalents and restricted cash presented on the consolidated statements of cash flows included cash, cash equivalents, restricted cash and restricted cash within restricted short-term deposits in the consolidated balance sheets.

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

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2020 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB12.1 million recognized as of January 1, 2020.

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

Micro-credit personal loans

The Group provides micro loans to qualified individual borrowers. The micro loan periods granted to the borrowers generally range from one month to twelve months. The Group has ceased to extend credit in our PRC internet micro-financing business since the second half of 2019.

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

(k)   Financing receivables (continued)

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

(l)   Investments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(l)   Investments (continued)

Available-for-sale debt investments

Available-for-sale debt investment of the Group is convertible bond issued by a private company that is redeemable at the Group’s option, which is measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of this debt investment are recognized in other comprehensive income (loss).

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

Estimated useful lives

Trademark	10 years
User bases	3 years
License	15 years
Non-compete agreement	1 year
Operating rights	Shorter of the economic life or contract terms
Software	1-5 years
Domain names	10-15 years
Technology	5 years
Others	Shorter of the economic life or contract terms

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

The impairment charges of long-lived assets recorded in general and administrative expenses for the years ended December 31, 2018, 2019 and 2020 were amounting to nil, RMB8,408 and nil, respectively.

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

In accordance with ASC subtopic 480-10, the Group calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interests to their estimated redemption value over the period from the date of acquisition to the earliest redemption date of the non-controlling interests and (ii) the amount of net profit attributable to non-controlling shareholders of certain subsidiaries based on their ownership percentage. The carrying value of the non-controlling interests as mezzanine equity was adjusted by an accumulative amount equal to the higher of (i) and (ii).

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

(v)   Revenue

Revenue recognition and significant judgments

Revenues from live streaming are mainly generated from Bigo Live, Likee and Hago platforms. Other revenues are mainly generated from online games, membership, online education, advertising and finance business. Disaggregated revenues are disclosed in Note 34 “Segment Reporting”.

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

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(v)   Revenue (continued)

Revenue recognition and significant judgments (continued)

(i)    Live streaming

Live streaming mainly consists of Bigo Live, Likee and Hago platforms. It generates revenue from sales of virtual items in the platforms. Users can access the platforms and view the live streaming content showed by the performers. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with performers and talent agencies in accordance with their revenue sharing arrangements. Those performers who do not have revenue sharing arrangements with the Group are not entitled to any revenue sharing fee.

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

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(v)   Revenue (continued)

Revenue recognition and significant judgments (continued)

(ii) Others (continued)

(1)   Online games revenues

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to game players. Historically, the majority of online games revenues for the years ended December 31, 2018, 2019 and 2020 were derived from third parties developed games.

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

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(v)   Revenue (continued)

Revenue recognition and significant judgments (continued)

(ii) Others (continued)

(2)   Membership

The Group operates a membership subscription program where subscription members can have enhanced user privileges. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as long-term deferred revenue.

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

(4) Advertising revenues (continued)

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

The Group does not accrue financing revenues when financing receivables is placed on non-accrual status. Financing revenues will be recognized when cash is received on a cash basis cost recovery method by applying first to reduce principal and then to interests thereafter.

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

The opening balance of accounts receivable was RMB148,423 as of January 1, 2019. As of December 31, 2019 and 2020, accounts receivable were RMB668,342 and RMB933,057, respectively. During the years ended December 31, 2018, 2019 and 2020, the Group recognized an addition of RMB566, an addition of RMB117 and an addition of RMB43,606 of allowance for accounts receivable, respectively.

Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue related to live streaming business as of January 1, 2019 was RMB4,779. As of December 31, 2019 and 2020, deferred revenue related to live streaming business were RMB174,553 and RMB430,510, respectively. During the years ended December 31, 2019 and 2020, the Group recognized revenue of live streaming business amounted to RMB4,779 and RMB161,868, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(v)  Revenue (continued)

Contract balances (continued)

The opening balance of deferred revenue related to other revenue as of January 1, 2019 was RMB56,966. As of December 31, 2019 and 2020, deferred revenue related to other revenue were RMB35,619 and RMB28,596, respectively. During the years ended December 31, 2019 and 2020, the Group recognized revenue of other revenue amounted to RMB52,233 and RMB30,886, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

During the years ended December 31, 2018, 2019 and 2020, the Group does not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue is recognized in a later year.

As of December 31, 2020, the aggregate amount of the transaction price allocated to the remaining performance obligation is RMB459,106, the Group expects to recognize RMB438,669 performance obligation as revenue in 2021, the remaining performance obligation is expected to be recognized as revenue in 2022 and after years. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

(w)  Advances from customers and deferred revenue

Advances from customers primarily consist of prepayments from users in the form of the Group’s virtual currency that are not yet consumed or converted into tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above.

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

The Group was subject to surcharges of VAT, which are calculated based on 12% of the VAT paid for the years ended December 31, 2018, 2019 and 2020.

The Group reported other taxes and surcharges in cost of revenues.

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

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software during the years ended December 31, 2018, 2019 and 2020, respectively.

(z)  Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) amortization of intangible assets from business acquisitions, and (iii) salary and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately RMB437,951, RMB2,139,213 and RMB2,675,242 during the years ended December 31, 2018, 2019 and 2020, respectively.

(aa)General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charge, and (iv) professional service fees.

(bb)Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of comprehensive income amounted to RMB123,502, RMB295,241 and RMB348,671 for the years ended December 31, 2018, 2019 and 2020, respectively

(cc) Share-based compensation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(cc) Share-based compensation (continued)

The details of the Group’s share-based awards are disclosed in Note 26. Fair value determination of these share-based awards is summarized as below:

(1) Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of JOYY in the Nasdaq Global Select Market.

(2) Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of JOYY in the Nasdaq Global Select Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

(3) Restricted shares

Upon the acquisition of Bigo, Class A common shares are issued for the replacement awards to Bigo's employees to replace their original share-based awards, namely restricted shares. In determining the fair value of restricted share granted to Bigo's employees, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted shares is based on stock price of JOYY in the Nasdaq Global Select Market.

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

As a lessee, the weighted average remaining lease terms of the right-of-use assets was 1.81 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. A weighted average incremental borrowing rate of 5.36% was adopted at commencement date in determining the present value of lease payments.

For the year ended December 31, 2019, operating lease cost and short-term lease cost were RMB86,526 and RMB26,116, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2019. For the year ended December 31, 2019, cash paid for operating leases included in operating cash flows was RMB86,042. For the year ended December 31, 2019, lease liabilities arising from obtaining right-of-use assets was RMB79,518.

For the year ended December 31, 2020, operating lease cost and short-term lease cost were RMB119,238 and RMB19,539, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2020. For the year ended December 31, 2020, cash paid for operating leases included in operating cash flows was RMB 109,506. For the year ended December 31, 2020, lease liabilities arising from obtaining right-of-use assets was RMB82,573.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(ee)  Leases (continued)

A maturity analysis of the Company's operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

Office rental
RMB

2021	102,321
2022	45,979
2023	6,680
2024 and after	6,883
Total undiscounted cash flows	161,863
Less: imputed interest	(15,361)
Present value of lease liabilities	146,502

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

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

During the years ended December 31, 2018, 2019 and 2020, appropriations to general reserve fund and statutory surplus fund amounted to RMB39,007, RMB48,236 and RMB29,589, respectively.

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

As of December 31, 2019 and 2020, accumulated other comprehensive income/loss of the Group is the foreign currency translation adjustments.

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

(mm) Assets held for sale

The Group classifies a long-live asset (disposal group) as held for sale in the period in which all of the following criteria are met: a) Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group); b) The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups); c) An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; d) The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11; e) The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and f) Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. For a component that meets the criteria of held-for-sale, the historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations.

(nn) Recently issued accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes" to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The standard is effective for the fiscal year beginning January 1, 2022. The Company is currently in the process of evaluating the impact of adopting ASU 2019-12 on its consolidated financial statements and related disclosure.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect ASU 2020-01 to have a material impact to the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(nn) Recently issued accounting pronouncements (continued)

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations

(a)  Disposal of YY Live business

On November 16, 2020, the Company entered into definitive agreements with Baidu to dispose YY Live. Accordingly, YY Live was classified as held for sale and its historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale to provide the comparable financial information.

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands):

	As of December 31,
	2019	2020
	RMB	RMB

Assets
Current assets
Cash and cash equivalents	69,722	206,191
Short-term investments	70,327	—
Accounts receivable, net	6,854	101,004
Prepayments and other current assets	31,641	35,548

Total current assets	178,544	342,743

Non-current assets
Deferred tax assets	14,708	34,180
Property and equipment, net	80,590	59,900
Intangible assets, net	52,519	48,042
Other non-current assets	13,174	24,260

Total non-current assets	160,991	166,382
Total assets	339,535	509,125

Liabilities
Current liabilities
Deferred revenue	355,549	326,702
Advances from customers	91,222	80,761
Income taxes payable	3,459	21,014
Accrued liabilities and other current liabilities	729,715	740,190

Total current liabilities	1,179,945	1,168,667

Non-current liabilities
Deferred revenue	58,210	28,807

Total non-current liabilities	58,210	28,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(a)  Disposal of YY Live business (continued)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net revenues
Live streaming	10,073,347	10,721,295	9,664,816
Others	199,349	241,243	285,470

Total net revenues	10,272,696	10,962,538	9,950,286

Cost of revenues(1)	(5,357,786)	(5,703,255)	(5,342,372)

Gross profit	4,914,910	5,259,283	4,607,914

Operating expenses(1)
Research and development expenses	(412,046)	(393,100)	(362,406)
Sales and marketing expenses	(498,211)	(506,605)	(581,091)
General and administrative expenses	(203,678)	(198,450)	(152,866)

Total operating expenses	(1,113,935)	(1,098,155)	(1,096,363)

Other income	67,018	203,408	166,272

Operating income	3,867,993	4,364,536	3,677,823

Interest income and investment income	1,565	2,455	2,899

Income before income tax expenses	3,869,558	4,366,991	3,680,722

Income tax expenses	(433,883)	(591,657)	(345,665)

Net income from discontinued operations	3,435,675	3,775,334	3,335,057

Net cash provided by discontinued operating activities	3,909,671	3,857,386	3,306,835
Net cash (used in) provided by discontinued investing activities	(27,158)	(192,781)	47,139

*There is no financing activity from discontinued operations of YY Live business.

(1)Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Cost of revenues	17,494	8,655	11,241
Research and development expenses	97,945	56,960	45,861
Sales and marketing expenses	2,473	1,799	1,276
General and administrative expense	75,284	72,914	34,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya

On April 3, 2020, Huya ceased to be a subsidiary of the Group and the Group accounted for the investment in Huya using the equity method. Upon completion of the transaction, Huya was deconsolidated from the Group and its historical financial results are reflected in the Group’s consolidated financial statements as discontinued operations accordingly. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale to provide the comparable financial information.

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands):

	As of December 31,
	2019	2020
	RMB	RMB

Assets
Current assets
Cash and cash equivalents	1,113,193	—
Restricted cash and cash equivalents	1,392	—
Short-term deposits	6,743,445	—
Short-term investments	2,219,531	—
Accounts receivable, net	86,822	—
Amounts due from related parties	15,553	—
Prepayments and other current assets	401,077	—

Total current assets	10,581,013	—

Non-current assets
Deferred tax assets	45,816	—
Investments	379,424	—
Property and equipment, net	96,686	—
Intangible assets, net	45,085	—
Right-of-use assets, net	102,824	—
Other non-current assets	104,895	—

Total non-current assets	774,730	—
Total assets	11,355,743	—

Liabilities
Current liabilities
Accounts payable	3,725	—
Deferred revenue	795,005	—
Advances from customers	50,961	—
Income taxes payable	26,051	—
Accrued liabilities and other current	1,522,697	—
Amounts due to related parties	16,360	—
Lease liabilities due within one year	31,878	—

Total current liabilities	2,446,677	—

Non-current liabilities
Deferred revenue	164,913	—
Lease liabilities	70,110	—

Total non-current liabilities	235,023	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya (continued)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net revenues
Live streaming	4,442,845	7,976,214	2,274,490
Others	218,540	398,144	137,458

Total net revenues	4,661,385	8,374,358	2,411,948

Cost of revenues(1)	(3,933,647)	(6,892,436)	(1,938,713)

Gross profit	727,738	1,481,922	473,235

Operating expenses(1)
Research and development expenses	(265,152)	(508,714)	(156,776)
Sales and marketing expenses	(187,152)	(438,396)	(106,568)
General and administrative expenses	(287,710)	(352,824)	(145,625)

Total operating expenses	(740,014)	(1,299,934)	(408,969)

Other income	38,938	79,390	11,327

Operating income	26,662	261,378	75,593

Interest income and investment income	156,549	304,491	85,740
Foreign currency exchange gains (losses), net	51	1,157	(1,425)
Gain on fair value changes of investments	—	—	2,160
Fair value change on derivatives	(2,285,223)	—	—
Other non-operating expenses	—	—	(10,010)

(Loss) income before income tax expenses	(2,101,961)	567,026	152,058

Income tax benefits (expenses)	50,943	(96,078)	(37,556)

Net (loss) income	(2,051,018)	470,948	114,502

Share of income in equity method investments, net of income taxes	113,329	(2,775)	(1,013)

Gain on disposal, net of tax	—	—	6,400,992

Net (loss) income from discontinued operations	(1,937,689)	468,173	6,514,481

Net cash provided by discontinued operating activities	717,460	1,955,533	136,056
Net cash (used in) provided by discontinued investing activities	(4,469,548)	(3,684,971)	596,718
Net cash provided by discontinued financing activities	4,126,861	2,123,532	8,591
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya (continued)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Cost of revenues	10,472	31,593	16,448
Research and development expenses	30,643	86,296	37,041
Sales and marketing expenses	1,832	5,919	2,610
General and administrative expense	183,748	157,936	95,469

(c) Reconciliation with net income from discontinued operations presented in the consolidated statements of comprehensive income is as below:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net income from discontinued operations of YY Live (Note 3(a))	3,435,675	3,775,334	3,335,057
Net (loss) income from discontinued operations of Huya (Note 3(b))	(1,937,689)	468,173	6,514,481

Net income from discontinued operations as presented in the consolidated statements of comprehensive income	1,497,986	4,243,507	9,849,538

4.    Certain risks and concentration

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

As mentioned in Note 1(d), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIEs, namely Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan. As of December 31, 2020, Beijing Tuda owns the majority equity interests of Guanghzou Huaduo, and Mr. David Xueling Li owns the majority equity interest of Guangzhou BaiGuoYuan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

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

For the years ended December 31, 2018, 2019 and 2020, the Company’s wholly owned foreign enterprises determined that service fees of RMB201,578, RMB815,463 and RMB1,015,205 were charged to the Group’s VIEs, respectively.

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

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

The following consolidated financial information of the Group’s VIEs excluding the intercompany items with the Group’s subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	December 31,
	2019	2020
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	1,589,539	1,620,133
Restricted cash and cash equivalents	3,500	3,497
Short-term deposits	4,000,003	4,370,002
Restricted short-term deposits	650,000	200,000
Short-term investments	3,302,143	1,739,843
Accounts receivable, net	109,222	168,896
Amounts due from related parties	1,707	11,119
Financing receivables, net	74,247	322
Prepayments and other current assets	331,640	362,757
Assets held for sale	2,207,953	330,118
Total current assets	12,269,954	8,806,687

Non-current assets
Deferred tax assets	60,461	—
Investments	1,496,261	2,491,644
Property and equipment, net	772,619	1,021,111
Land use rights, net	1,736,544	1,688,448
Intangible assets, net	531,438	393,096
Right of use asset, net	54,838	42,157
Other non-current assets	174,286	40,135
Assets held for sale	785,220	129,818
Total non-current assets	5,611,667	5,806,409

Total assets	17,881,621	14,613,096

Liabilities
Current liabilities
Accounts payable	89,708	104,691
Deferred revenue	78,877	111,839
Advances from customers	7,908	191
Income taxes payable	296,032	127,186
Accrued liabilities and other current liabilities	877,942	707,610
Amounts due to related parties	194,336	14,837
Lease liabilities due within one year	28,874	30,682
Short-term loans	270,565	669,048
Liabilities held for sale	3,113,821	1,164,022
Total current liabilities	4,958,063	2,930,106

Non-current liabilities
Lease liabilities	26,305	12,935
Deferred revenue	4,988	9,703
Deferred tax liabilities	85,479	70,900
Other non-current liabilities	11,495	—
Liabilities held for sale	227,923	28,807
Total non-current liabilities	356,190	122,345

Total liabilities	5,314,253	3,052,451

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net revenues	810,211	1,950,090	2,740,837
Net income	(470,666)	(352,329)	(914,070)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Net cash used in operating activities	(200,884)	(216,489)	(510,381)
Net cash used in investing activities	(1,774,355)	(3,768,408)	(330,350)
Net cash provided by financing activities	3,647	271,852	149,942
	(1,971,592)	(3,713,045)	(690,789)

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

(c)   Credit risk

Assets that potentially expose the Group to credit risk primarily consist of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, accounts receivable, financing receivables, amounts due from related parties and prepayments and other current assets.

As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2018, 2019 and 2020 and believes that its credit risk to be minimal.

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

5.    Business combination

(a)     Acquisition of Bigo

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

The fair value of common shares issued above does not include post-acquisition share-based compensation amounting to RMB590,346. Out of the 305,127,046 Class A common shares issued and outstanding, 38,042,760 shares are for the replacement awards to Bigo’s employees to replace their original share-based awards. The post-acquisition share-based compensation of RMB590,346 are share-based compensation subject to continuous employment and will be recognized as share-based compensation expenses over the remaining required service period.

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

5.    Business combination (continued)

(a)     Acquisition of Bigo (continued)

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

5.    Business combination (continued)

(a)     Acquisition of Bigo (continued)

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2018 and 2019 of the Company as if the acquisition had occurred on January 1, 2018. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets and corresponding deferred tax liability; (ii) recognition of the post-combination share-based compensation; (iii) removal of the transaction costs related to the acquisition; (iv) removal of the remeasurement gain of JOYY’s previously held interests in Bigo; (v) removal of fair value loss on derivative liabilities related to Bigo’s preferred shares; (vi) elimination of transaction between Bigo and the Company and (vii) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2018, nor is it indicative of future operating results.

	For the year ended December 31,
	2018	2019
	RMB	RMB

Pro forma net revenues	3,851,927	6,900,638
Pro forma net loss	(1,651,288)	(3,437,602)

The amounts of revenues and earnings of Bigo since the acquisition date are disclosed in Note 34 “Segment Reporting”.

6.    Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2019 and 2020 primarily consist of the following currencies:

	December 31, 2019		December 31, 2020
		RMB		RMB
	Amount	equivalent	Amount	equivalent

RMB	1,608,999	1,608,999	2,691,718	2,691,718
US$	140,482	980,029	1,306,404	8,524,157
Others	N/A	121,595	N/A	155,389
Total		2,710,623		11,371,264

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

7.    Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year.The term deposits balance as of December 31, 2019 and 2020 primarily consist of the following currencies:

	December 31, 2019		December 31, 2020
		RMB		RMB
	Amount	equivalent	Amount	equivalent

RMB	4,000,003	4,000,003	4,470,002	4,470,002
US$	864,000	6,027,437	640,000	4,175,937
Total		10,027,440		8,645,939

8.    Restricted short-term deposits

As of December 31, 2019, the Group’s restricted short-term deposits were RMB653,034, which was mainly pledged as collateral for the banking facilities of HK$320 million and US$40 million.

As of December 31, 2020, the Group’s restricted short-term deposits were RMB205,461 which was mainly pledged as collateral for the banking facilities of RMB200 million.

9.    Accounts receivable, net

	December 31,
	2019	2020
	RMB	RMB

Accounts receivable, gross	668,406	981,259
Less: allowance for doubtful receivables	(64)	(48,202)

Accounts receivable, net	668,342	933,057

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.    Accounts receivable, net (continued)

The following table summarizes the details of the Group’s allowance for doubtful accounts:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Balance at the beginning of the year	(6,856)	(7,422)	(64)
Adoption of ASC326	—	—	(4,532)
Additions charged to general and administrative expenses, net	(566)	(117)	(43,606)
Write-off during the year	—	7,475	—

Balance at the end of the year	(7,422)	(64)	(48,202)

10.    Financing receivables, net

Financing receivables consist of the following:

	December 31,
	2019	2020
	RMB	RMB

Financing receivables, gross
Micro-credit personal loans	194,517	130,311
Corporate loans	226,977	195,944
Total	421,494	326,255

Less: allowance for financing receivables	(186,770)	(196,489)

Financing receivables, net	234,724	129,766

Current portion	105,344	1,122
Non-current portion	129,380	128,644

As of December 31, 2019 and 2020, micro-credit personal loans were not guaranteed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.  Financing receivables, net (continued)

The following table presents the aging of gross financing receivables as of December 31, 2019 and 2020.

	1-90 days	91-180 days	181-360 days	over 1 year	Total		Total financing
	past due	past due	past due	past due	past due	Current	receivables

December 31, 2019
Micro-credit personal loans	29,109	26,192	36,999	20,183	112,483	82,034	194,517
Corporate loans	—	—	195,143	—	195,143	31,834	226,977
	29,109	26,192	232,142	20,183	307,626	113,868	421,494

December 31, 2020
Micro-credit personal loans	—	24	20,783	109,504	130,311	—	130,311
Corporate loans	—	—	—	195,143	195,143	801	195,944
	—	24	20,783	304,647	325,454	801	326,255

The non-accrual financing receivables related to personal loans as of December 31, 2019 and 2020 amounted to RMB83,374 and RMB130,311, respectively, as they were past due for over 90 days.

An impairment charge of RMB104 million and RMB4.7 million was recognized in general and administrative expenses for the year ended December 31, 2019 and 2020, respectively.

A majority of the Group's corporate loan business was in the form of sale-and-leaseback arrangements, under which the Group purchases equipment from third party companies and lease back the equipment to the sellers. In 2019, one lessee was unable to repay the principal amount of around RMB15 million due in January and was default. Total financial receivable due from the lessee is RMB195 million. The Group has brought certain lawsuits against this lessee to the court, claiming the lessee to repay all the outstanding amount. Upon the date of the issuance of the consolidated financial statements for the year ended December 31, 2019, the court has passed the first instance judgement on all of these lawsuits, which supported the Group's claim and ordered the lessee to repay all the outstanding amounts due to the Group. Furthermore, the Group pledged or preserved additional assets of the lessee or its related entity as collateral. Based on the Group’s assessment on the lessess’ finance condition and the recoverable amount from the collateral, the financial receivable cannot be fully recovered. As a result, an impairment charge of RMB67 million was recognized in general and administrative expenses for the year ended December 31, 2019 against the carrying value of the financing receivables. In 2020, based on the Group’s assessment on the fair value of the pledged assets as of December 31, 2020, no further impairment charge was recognized against the carrying value of the financing receivables for the year ended December 31, 2020.

The financing receivable was placed on non-accrual status. The Group has decided not to further develop corporate loan business so as to avoid further potential risk arising from such business.

Movement of allowance for financing receivables is as follows:

	For the year ended December 31,
	2019	2020
	RMB	RMB

Balance at the beginning of the year	(15,829)	(186,770)
Adoption of ASC326	—	(5,048)
Charged to general and administrative expenses for the year	(170,941)	(4,671)

Balance at the end of the year	(186,770)	(196,489)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.  Prepayments and other current assets

	December 31,
	2019	2020
	RMB	RMB

Interests receivable	155,265	234,923
Value added taxes to be deducted	82,561	126,098
Receivables from payment platforms	66,858	88,954
Employee advances	21,474	24,096
Prepayments and deposits to vendors and content providers	36,719	42,723
Deposits	32,903	36,612
Loans to third parties	83,253	646
Receivables from disposal of investments	19,882	—
Others	39,174	117,178

Total	538,089	671,230

12.  Investments

	December 31,
	2019	2020
	RMB	RMB

Equity investments accounted for using the equity method (i)	857,412	5,429,647
Equity investments with readily determinable fair values (ii)	115,926	1,206,899
Equity investments without readily determinable fair values (iii)	1,010,145	1,443,592
Available-for-sale debt investment (iv)	—	6,525

Total	1,983,483	8,086,663
(i)	Investments have been accounted for under the equity method where the Group has significant influence on these investees and the investments are considered as in-substance common shares.

In 2019 and 2020, the Group acquired minority stake of a number of privately-held entities with total consideration of RMB332,201 and RMB597,349, respectively. Increase in the amounts of investments in 2020 was mainly attributable to the Group’s investment in Huya. On April 3, 2020, Huya ceased to be a subsidiary of the Company and the Company recognized its investment in Huya as an equity method investment (Note 3(b)). The Company further disposed of certain equity interest in Huya in August 2020 (Note 1(a)) and also deem-disposed of certain interest of Huya’s equity interest as a result of the vesting of Huya’s share-based awards, resulting in a net gain from the disposal and deem disposal of around RMB1,802 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments (continued)

The following tables set forth the summarised financial information of the Group’s equity method investments:

	December 31,
	2019	2020
	RMB	RMB

Current assets	1,456,771	12,710,995
Non-current assets	806,739	1,976,493
Current liabilities	307,199	2,917,594
Non-current liabilities	3,353	279,378
Non-controlling interests	299	—

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Revenues	987,592	758,550	9,716,934
Gross profit	852,059	627,241	2,673,976
Net income (loss)	541,500	220,262	162,887
Net income (loss) attributable to the investees	541,500	220,279	162,887

(ii)	The Group does not have the ability to exercise significant influence over these investments. Therefore, it has been precluded from applying the equity method of accounting.

In 2020, the Group reclassified equity investments without readily determinable fair values of RMB929,965, including fair value gain of RMB813,322 for the year ended December 31, 2020,to equity investments with readily determinable fair values since quoted prices of the investees from active markets could be observed as these investees became listed in 2020.

In 2019 and 2020, the Group disposed of an investment with readily determinable fair values, for a cash consideration of RMB141,875 and RMB 17,058, respectively.

In 2018, 2019 and 2020, fair value loss of RMB 113,677, fair value gain of RMB21,942 and RMB1,014,918 related to investments with readily determinable fair values were recognized in the consolidated statements of comprehensive income (Note 29), respectively.

(iii)	Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2019 and 2020, the Group acquired minority preferred shares or ordinary shares of a number of privately-held entities with total consideration of RMB563,530 and RMB655,736, respectively. The ownership interests were less than 20% of the investees’ total equities or the ownership interests redeemable upon condition. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes.

In 2019, the Group completed the acquisition of the remaining 68.3% of equity interests in Bigo and Bigo became a wholly owned subsidiary of the Group. Therefore, the previously held 31.7% of equity interests in Bigo, which was classified as equity investments without readily determinable fair value, was derecognized. Please refer to Note 5(a) for the acquisition of Bigo.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments (continued)

In 2019 and 2020, the Group partially disposed of an investment without readily determinable fair values, with a consideration of RMB23,761 and RMB140,132, respectively.

In 2018, fair value gain of RMB1,601,082 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of RMB1,601,082 for the year ended December 31, 2018, fair value gain of RMB356,545 was realized and RMB1,244,537 was unrealized. In 2019, fair value gain of RMB2,657,370 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29), which was mainly due to gain on the fair value change on the investment in Bigo before the Company’s acquisition of Bigo . Out of the fair value gain of RMB2,657,370 for the year ended December 31, 2019, fair value gain of RMB2,676,014 was realized and fair value loss of RMB18,644 was unrealized. In 2020, fair value gain of RMB101,735 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29).Out of the fair value gain of RMB101,735 for the year ended December 31, 2020, fair value gain of RMB108,089 was unrealized and fair value loss of RMB6,354 was realized.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2018, 2019 and 2020, based on the Group’s assessment, an impairment charge of RMB35,348, RMB62,334 and RMB43,861 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

(iv)	In 2020, the Group entered into convertible bond agreement to acquire convertible bond issued by a private company with a total consideration of RMB6,525. The Group recorded this investment as an available-for-sale debt investment which is measured at fair value since the convertible bond is redeemable at the Group’s option.

13.  Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2019	2020
	RMB	RMB

Gross carrying amount
Servers, computers and equipment	1,309,687	1,968,376
Buildings	867,518	998,916
Construction in progress	333,122	456,027
Decoration of buildings	103,305	103,059
Leasehold improvements	44,522	58,503
Motor vehicles	43,275	43,232
Furniture, fixture and office equipment	30,441	31,241
Total	2,731,870	3,659,354
Less: accumulated depreciation	(647,486)	(1,038,557)

Less: impairment loss	(5,300)	—

Property and equipment, net	2,079,084	2,620,797

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 were RMB65,054, RMB275,741 and RMB535,498, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

14.  Land use rights, net

Land use rights consist of the following:

December 31, 2020
RMB

Gross carrying amount	1,924,563
Less: accumulated amortization	(236,115)

Land use rights, net	1,688,448

Amortization expense for the years ended December 31, 2018, 2019 and 2020 were RMB48,100, RMB48,096 and RMB48,096, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of land use rights
RMB

2021	48,096
2022	48,096
2023	48,096
2024	48,096
2025	48,096

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2019	2020
	RMB	RMB

Gross carrying amount
Trademark	2,497,480	2,348,814
User bases	1,069,668	1,004,681
Non-compete agreement	84,412	78,951
Software	56,053	55,284
Operating rights	46,251	46,251
License	63,428	63,428
Technology	18,237	17,662
Domain names	7,567	7,809
Others	2,158	9,221

Total of gross carrying amount	3,845,254	3,632,101

Less: accumulated amortization

Trademark	(208,128)	(428,357)
User bases	(366,139)	(753,317)
Non-compete agreement	(70,348)	(78,951)
Software	(46,696)	(51,509)
Operating rights	(45,458)	(45,545)
License	(358)	(4,580)
Technology	(11,916)	(11,676)
Domain names	(2,508)	(3,510)
Others	(91)	(757)

Total accumulated amortization	(751,642)	(1,378,202)

Less: accumulated impairment	(11,353)	(7,937)

Intangible assets, net	3,082,259	2,245,962

Amortization expense for the years ended December 31, 2018, 2019 and 2020 were RMB12,146, RMB651,147 and RMB708,331, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of intangible assets
RMB

2021	363,432
2022	303,294
2023	301,696
2024	250,664
2025	240,959

The weighted average amortization periods of intangible assets as of December 31, 2019 and 2020 are as below:

December 31,
	2019	2020

Trademark	10 years	10 years
User base	3 years	3 years
License	15 years	15 years
Non-compete agreement	1 year	1 year
Operating rights	2 years	2 years
Software	3 years	3 years
Domain names	14 years	14 years
Technology	Not applicable	5 years
Others	10 years	10 years

16.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 are as follows:

	All other	Bigo	Total
	RMB	RMB	RMB

Balance as of December 31, 2018	11,763	—	11,763

Increase in goodwill related to acquisition (i)	—	12,432,367	12,432,367
Foreign currency translation adjustments	16	503,046	503,062
Balance as of December 31, 2019	11,779	12,935,413	12,947,192

Increase in goodwill related to acquisition	104,839	—	104,839
Foreign currency translation adjustments	(65)	(836,810)	(836,875)
Balance as of December 31, 2020	116,553	12,098,603	12,215,156
(i)	The increase in goodwill in 2019 was related to the acquisition of Bigo. Please refer to Note 5(a) for the acquisition of Bigo.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.  Goodwill (continued)

The Group performed a goodwill impairment analysis in the fourth quarter of 2019 and 2020. When determining the fair value of Bigo reporting unit, the Group used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value for the impairment analysis of 2020. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment, the fair value of Bigo reporting units exceeded their carrying value by around 1% and 10% of the carrying value of the Bigo reporting unit in 2019 and 2020, respectively. Therefore, no impairment for goodwill recognized for the years ended December 31, 2019 and 2020.

17.  Deferred revenue

	December 31,
	2019	2020
	RMB	RMB

Deferred revenue, current
Live streaming	161,868	414,006
Others	30,886	24,663
Total current deferred revenue	192,754	438,669

Deferred revenue, non-current
Live streaming	12,685	16,504
Others	4,733	3,933
Total non-current deferred revenue	17,418	20,437

18.  Accrued liabilities and other current liabilities

	December 31,
	2019	2020
	RMB	RMB

Revenue sharing fees	353,638	779,167
Salaries and welfare	630,730	732,213
Marketing and promotion expenses	625,150	621,571
Value added taxes and other taxes payable	344,387	575,592
Bandwidth costs	203,536	195,652
Payables to merchants	106,814	45,570
Other payable of shares repurchase	—	37,033
Deposits from third parties	9,330	13,974
Other payable to content providers	13,614	10,894
Others	133,389	149,319

Total	2,420,588	3,160,985

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.  Short-term loans

	December 31,
	2019	2020
	RMB	RMB

Short-term loans	557,203	734,371

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

The Group entered into several agreements with banks, pursuant to which the Group borrowed loans with total principal amount of RMB693 million and US$6.3 million (equivalent to RMB41 million) within a banking facility of RMB546 million and US$95 million in 2020, respectively. These loans were all with a maturity of less than one year and the annual interest rates ranged from 1.36% to 3.90%. Short-term deposits of RMB200 million were pledged as collateral for the banking facilities, which were classified as restricted short-term deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.  Convertible bonds

	December 31,
	2019	2020
	RMB	RMB

Non-current
2025 Convertible Senior Notes	2,646,642	2,679,216
2026 Convertible Senior Notes	2,361,929	2,405,146
Total	5,008,571	5,084,362

On June 19, 2019, the Company issued Convertible Senior Notes due 2025 with principal amount of US$500 million (the “Notes due 2025”) and Convertible Senior Notes due 2026 with principal amount of US$500 million (the “Notes due 2026”) (collective the “Notes”). The Notes due 2025 and Notes due 2026 bear interest at a coupon rate of 0.75% and 1.375% per year, respectively, and both of them are payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The Notes due 2025 will mature on June 15, 2025 and the Notes due 2026 will mature on June 15, 2026. The Notes due 2025 and the Notes due 2026 may be converted, under certain circumstances, based on an initial conversion rate of 10.4271 ADS per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$95.9 per ADS).

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

As of December 31,2019 and  2020, RMB5,008.6 million and RMB5,084.4 million (US$779.2 million) have been accounted for as the value of the convertible bonds in non-current liabilities. Interest expense related to the Notes due 2025 and Notes due 2026 recognized during the years ended December 31, 2019 and 2020 was RMB246,434 and RMB496,767, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.  Convertible bonds (continued)

Concurrently with the issuance of the Notes, the Company purchased a capped call option (“Purchased Call Option”) in the amount of US$77,000, in order to mitigate the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$127.9 per ADS. Counterparty agreed to sell to the Company up to approximately 10.4 million ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$95.9 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders’ equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded.

21.   Cost of revenues

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Revenue sharing fees and content costs	287,168	2,118,495	5,601,439
Payment handling costs	17,741	652,458	1,317,205
Bandwidth costs	136,447	706,457	834,146
Salary and welfare	139,221	390,352	707,398
Depreciation and amortization	42,147	204,637	421,272
Technical service fee	33,818	304,499	410,293
Share-based compensation	46,373	41,007	39,910
Other taxes and surcharges	2,766	9,574	10,078
Other costs	20,020	125,179	167,848

Total	725,701	4,552,658	9,509,589

22.  Other income

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Government grants	10,693	31,226	45,359
Others	1,211	8,080	10,752

Total	11,904	39,306	56,111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax

(i)	Cayman Islands

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

The Group’s principal PRC entities provided for enterprise income tax are as follows:

●	Guangzhou Huaduo applied for the renewal of HNTE qualification and received approval in December 2019. Guangzhou Huaduo is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification renewal in 2022.
●	In 2018, Guangzhou Huanju Shidai was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10%. In 2019, Guangzhou Huanju Shidai is expected to enjoy a reduced tax rate of 10% based on its self-assessment.
●	In June 2017, Guangzhou Juhui Information Technology Co., Ltd. was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate beginning from 2016 and 12.5% preferential tax rate beginning from 2018.
●	Huya Technology was qualified as a Software Enterprise and enjoyed the zero preferential tax rate in 2018. In 2019, Huya Technology assessed it is qualified as a KNSE and applied the preferential income tax rate of 10%.
●	Guangzhou Huya was qualified as an HNTE in 2018. It is entitled to enjoy the preferential tax rate of 15% for three years starting from 2018, and will need to apply for HNTE qualification renewal in 2021.
●	Guangzhou BaiGuoYuan Network Technology Co., Ltd. was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate beginning from 2018 and 12.5% preferential tax rate beginning from 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

(v)    PRC (continued)

●	Guangzhou BaiGuoYuan Information Technology Co., Ltd. was qualified as an HNTE in 2018. It is entitled to enjoy the preferential tax rate of 15% for the years 2018 through 2020, and will need to re-apply for HNTE qualification renewal in 2021.
●	Other PRC subsidiaries and VIEs were subject to 25% EIT for the periods reported.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2019 and 2020 are approximately RMB16,010,167 and RMB17,011,683 respectively.

The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings in the PRC for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2019 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.   Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Income (loss) before income tax expenses
PRC entities	(754,106)	(903,740)	(1,473,899)
Non-PRC entities	1,318,981	177,839	1,591,617
Total	564,875	(725,901)	117,718

Current income tax (expenses) benefit
PRC entities	(4,592)	32,684	(43,394)
Non-PRC entities	(48,931)	(30,024)	(61,738)
Total	(53,523)	2,660	(105,132)

Deferred income tax (expenses) benefit
PRC entities	10,288	34,001	(44,075)
Non-PRC entities	(24,565)	104,447	(43,130)
Total	(14,277)	138,448	(87,205)

Income tax (expenses) benefit
PRC entities	5,696	66,685	(87,469)
Non-PRC entities	(73,496)	74,423	(104,868)
Total	(67,800)	141,108	(192,337)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2018	2019	2020

PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax benefit	(7.2)%	23.0%	(169.3)%
Effect of different tax rates available to different jurisdictions (i)	51.6%	(60.7)%	357.7%
Permanent differences (ii)	(5.0)%	0.2%	(124.8)%
Change in valuation allowance	(39.3)%	59.6%	(384.5)%
Effect of Super Deduction available to the Group	12.9%	(16.5)%	182.5%
Effective income tax rate	(12.0)%	(19.4)%	(163.4)%

Per ADS effect of tax holiday (RMB)	4.45	0.52	0.33
Per share effect of tax holiday (RMB)	0.22	0.03	0.02
(i)	The effect of different tax rates available to different jurisdictions was mainly due to the re-measurement gain of the previously held equity interest in Bigo on the acquisition date incurred by Duowan BVI whose applicable tax rate is zero for the year ended December 31, 2019.
(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2019 and 2020 are as follows:

	December 31,
	2019	2020
	RMB	RMB

Deferred tax assets:
Tax loss carried forward	604,949	808,332
Allowance for doubtful receivable, accrued expense and others not currently deductible for tax purposes	158,536	234,696
Deferred revenue	13,841	29,857
Impairment of investment	19,280	23,537
Others	2,479	7,683
Valuation allowance (i)	(607,667)	(980,388)

Amounts offset by deferred tax liabilities	(124,307)	(123,717)

Total deferred tax assets, net	67,111	—

Deferred tax liabilities:
Related to the fair value changes of investments	50,519	150,841
Related to acquired intangible assets	323,466	239,898
Others	14,961	9,780

Amounts offset by deferred tax assets	(124,307)	(123,717)

Total deferred tax liabilities, net	264,639	276,802
(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Deferred tax assets and liabilities (continued)

Movement of valuation allowance

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Balance at beginning of the year	(57,281)	(169,179)	(607,667)
Additions	(236,981)	(549,900)	(584,363)
Reversals	125,083	111,412	211,642
Balance at end of the year	(169,179)	(607,667)	(980,388)

Tax loss carry forwards

As of December 31, 2020, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to RMB2,248,432, which were mainly generated by non-HNTEs. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTEs in 2019 and thereafter. The tax losses of entities in the PRC will expire from 2021 to 2030, if not utilized. The accumulated tax losses of subsidiaries incorporated in Hong Kong, Singapore and other countries, subject to the agreement of the relevant tax authorities, of RMB30,391, RMB2,721,376 and RMB510,456 respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore have no time limit.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2020.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.  Mezzanine equity (continued)

Prior to the completion of Huya’s IPO, the Group recorded accretion of redemption value in accordance with ASC 480-10. The Group used the interest method to accrete the changes in redemption value over the period from the date of issuance to the earliest redemption date of the redeemable convertible preferred shares. In 2018, the accretion charge of redeemable convertible preferred shares to redemption value was RMB71,628.

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

In 2018, another subsidiary of the Group issued 500,000,000 shares of redeemable convertible preferred shares for cash consideration of US$50,000 (equivalent to RMB345,420 as of the issuance date) to certain third-party investors. The Group classifies the redeemable convertible preferred shares as mezzanine equity and records accretion of redemption value in accordance with ASC 480-10. The Group used the interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the non-controlling interests. Accretion of redeemable convertible preferred shares to redemption value of RMB5,758, RMB34,448 and RMB34,565 was recognized for the years ended December 31, 2018, 2019 and 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.   Common shares and treasury shares

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

During the year ended December 31, 2020, 12,363,420 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share. The Company also repurchased an aggregate of 1,658,291 ADSs, representing 33,165,820 Class A common shares at an average price of US$69.8407 per ADS or US$3.4920 per Class A common share, for aggregate consideration of US$115.8 million. Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

As of December 31, 2020, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 1,314,208,824 Class A common shares and 326,509,555 Class B common shares had been issued, 1,272,346,218 Class A common shares and 326,509,555 Class B common shares were outstanding, respectively.

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

During the years ended December 31, 2018, 2019 and 2020, the Company granted restricted share units to employees of  11,977,794, 16,114,095 and  62,770,405, respectively, pursuant to the 2011 Share Incentive Plan.

The following table summarizes the restricted share units activity for the years ended December 31, 2018, 2019 and 2020:

		Weighted
	Number of	average
	restricted	grant-date
	shares	fair value (US$)

Outstanding, December 31, 2017	30,874,144	4.4969

Granted	11,977,794	4.7052
Forfeited	(5,115,304)	4.6843
Vested	(12,507,000)	3.6776

Outstanding, December 31, 2018	25,229,634	4.9639

Granted	16,114,095	3.0005
Forfeited	(6,381,786)	4.7840
Vested	(7,848,811)	4.7427

Outstanding, December 31, 2019	27,113,132	3.9034

Granted	62,770,405	3.6059
Forfeited	(10,312,521)	3.9198
Vested	(6,918,126)	4.3045

Outstanding, December 31, 2020	72,652,890	3.6059

Expected to vest as of December 31, 2020	69,119,313	3.5939

For the years ended December 31,2018,2019 and 2020, the Company recorded share-based compensation of RMB197,434, RMB107,977 and RMB325,788  in relation to continuing operations using the graded-vesting attribution method.

As of December 31, 2020, total unrecognized compensation expense relating to the restricted share units was RMB1,114,731. The expense is expected to be recognized over a weighted average period of 1.58 years using the graded-vesting attribution method.

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

In addition, the Company granted additional restricted shares to employees of 4,541,086 during the year ended December 31, 2020.

The following table summarizes the restricted shares activity for the years ended December 31, 2018, 2019 and 2020:

		Weighted
	Number of	average
	restricted	grant-date fair
	shares	value (US$)

Outstanding, December 31, 2018	—	—

Replacement due to acquisition of Bigo	38,042,760	3.6100
Granted	16,041,327	3.4750
Forfeited	(7,279,877)	3.6302
Vested	(8,599,959)	3.6608

Outstanding, December 31, 2019	38,204,251	3.5267

Granted	4,541,086	3.9739
Forfeited	(4,554,972)	3.5287
Vested	(11,770,000)	3.6290

Outstanding, December 31, 2020	26,420,365	3.5577

Expected to vest as of December 31, 2020	23,362,211	3.5635

For the year ended December 31, 2019 and 2020, the Company recorded share-based compensation for restricted shares in relation to continuing operations of RMB364,907 and RMB267,962 using the graded-vesting attribution method.

As of December 31, 2020, total unrecognized compensation expense relating to the restricted shares was RMB219,226. The expense is expected to be recognized over a weighted average period of 1.69 years using the graded-vesting attribution method.

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

2011 Share Incentive Scheme

Grant of options

During the year ended December 31, 2019 and 2020, the Company granted 438,100 and nil share options to employees, pursuant to the 2011 Share Incentive Scheme.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)

Outstanding, January 1, 2018	—	—	—	—
Granted	10,934,300	4.7025

Outstanding, December 31, 2018	10,934,300	4.7025	5.29	—
Granted	438,100	3.5350
Forfeited	(1,065,000)	4.5225

Outstanding, December 31, 2019	10,307,400	3.8069	5.45	—

Outstanding, December 31, 2020	10,307,400	3.8069	4.45	—

Expected to vest as of December 31, 2020	10,307,400	3.8069	4.45	3,669
Exercisable as of December 31, 2020	3,233,650	4.4016	4.83	387

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(iii)  Share options (continued)

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2019 and 2020 and the exercise price. The total intrinsic value was nil due to the higher exercise price compared to the Company’s common shares as of December 31, 2018 and 2019 and the exercise price.

For the year ended December 31, 2018, 2019 and 2020, the Company recorded share-based compensation in relation to continuing operations of RMB22,760, RMB49,154 and RMB38,686 using the graded vesting attribution method.

The Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

2019
Weighted average fair value per option granted	1.7582
Weighted average exercise price	3.5350
Weighted average Risk-free interest rate (1)	1.82%
Expected term (in year) (2)	6
Expected volatility (3)	56%
Dividend yield (4)	—
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on US Treasury Bonds of similar tenor at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the Company at the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its common shares before December 31,2019. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

(b)  Other share-based awards

For the years ended December 31, 2018, 2019 and 2020, the Company recorded share-based compensation expense of RMB7,940, RMB4,038 and RMB3,540 for other share-based compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.  Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2018, 2019 and 2020 are calculated as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Numerator:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	614,630	(582,608)	(171,237)
Numerator for diluted income (loss) per share from continuing operations	614,630	(582,608)	(171,237)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	1,027,328	3,961,938	9,780,143
Incremental dilution from Huya(1)	—	(14,004)	(4,531)
Numerator for diluted income per share from discontinued operations	1,641,958	3,365,326	9,604,375

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,280,847,795	1,544,396,920	1,600,199,759
Dilutive effect of share options	94,254	—	—
Dilutive effect of restricted share units	12,966,689	—	—
Denominator for diluted calculation	1,293,908,738	1,544,396,920	1,600,199,759

Basic net income (loss) per Class A and Class B common share	1.28	2.19	6.00
Continuing operations	0.48	(0.38)	(0.11)
Discontinued operations	0.80	2.57	6.11
Diluted net income (loss) per Class A and Class B common share	1.27	2.18	6.00
Continuing operations	0.48	(0.38)	(0.11)
Discontinued operations	0.79	2.56	6.11

Basic net income (loss) per ADS*	25.64	43.77	120.10
Continuing operations	9.60	(7.54)	(2.14)
Discontinued operations	16.04	51.31	122.24
Diluted net income (loss) per ADS*	25.38	43.59	120.04
Continuing operations	9.50	(7.54)	(2.14)
Discontinued operations	15.88	51.13	122.18

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

For the years ended December 31, 2018, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net (loss) income per share, as their inclusion would have been anti-dilutive for the periods prescribed but which could potentially dilute EPS in the future.

	For the year ended December 31,
	2018	2019	2020

Shares issuable upon exercise of share options	—	10,307,400	10,307,400
Shares issuable upon exercise of restricted share units	—	27,113,132	72,652,890
Shares issuable upon exercise of restricted share	—	38,204,251	26,420,365
Shares issuable upon conversion of convertible bonds	180,668	208,542,000	210,568,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group
Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”) (Formerly known as Guangzhou Shanghang Information Technology Co., Ltd.)	Significant influence exercised by a principal shareholder of the Company
Kingsoft Cloud Holdings Limited (“Kingsoft Cloud”)	Significant influence exercised by a principal shareholder of the Company
Xiaomi Corporation (“Xiaomi Group”)	Controlled by a principal shareholder of the Company
Huya *	Investment with significant influence
Shanghai Chuangsi Enterprise Development Co., Ltd. (“Shanghai Chuangsi”)	Investment with significant influence

*  Since April 3, 2020, Huya ceased to be a subsidiary of the Group and the Group accounted for the investment in Huya using the equity method.

During the years ended December 31, 2018, 2019 and 2020, significant related party transactions are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

Disposal of investments to related parties	—	—	140,132
Bandwidth service provided by Guangzhou Sunhongs	92,454	92,553	98,364
Promotion expense charged from related parties	57	25,534	17,511
Bandwidth service provided by Kingsoft Cloud	2,106	11,899	14,694
Loan to related parties	188,000	170,000	5,000
Purchase of fixed assets from Kingsoft Cloud	—	16,776	2,952
Payments on behalf of related parties, net of repayments	(2,543)	(12,261)	2,317
Online games revenue shared from related parties	31,366	3,588	—
Repayment of loans from related parties	20,000	—	—
Others	9,626	13,878	5,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.  Related party transactions (continued)

As of December 31, 2019 and 2020, the amounts due from/to related parties are as follows:

	December 31,
	2019	2020
	RMB	RMB

Amounts due from related parties, current
Others	1,709	3,986

Amounts due to related parties
Due to Shanghai Chuangsi*	176,893	5,962
Due to Kingsoft Cloud	641	1,491
Due to Xiaomi Group	11,513	3,221
Due to Guangzhou Sunhongs	8,931	7,568
Others	7,943	6,699

Total	205,921	24,941

*Other receivables and payables from/to related parties are unsecured and payable on demand.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2019 and 2020:

	As of December 31, 2019
	Level 1	Level 2	Total

Assets
Short-term investments (i)	372,767	2,959,564	3,332,331
Equity investment with readily determinable fair values (ii)	115,926	—	115,926
Derivative – forward exchange contracts	—	6,340	6,340
	488,693	2,965,904	3,454,597

Liabilities
Derivatives – forward exchange contracts	—	(11,495)	(11,495)

	As of December 31, 2020
	Level 1	Level 2	Total

Assets
Short-term investments (i)	810,237	2,381,101	3,191,338
Equity investment with readily determinable fair values (ii)	1,206,899	—	1,206,899
Derivative - forward exchange contracts	—	354	354
	2,017,136	2,381,455	4,398,591
Liabilities
Derivatives - forward exchange contracts	—	(44,301)	(44,301)
(i)	Short-term investments represented the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.
(ii)	Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

The following table presents the changes in Level 3 assets for the years ended December 31, 2020:

Available-for-sale
debt investment —
Convertible bond
RMB

Balance as of January 1, 2020	—
Acquisition	6,525
Balance as of December 31, 2020	6,525

Available-for-sale debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies. Since the convertible bond was acquired at the end of 2020, no significant change in its fair value as of December 31, 2020.

Fair value measurement on a non-recurring basis

The Company measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2018, 2019 and 2020, gain on fair value changes of investment of RMB1,601,082, RMB2,657,370 and RMB101,735 due to the observable price change of the investment without readily determinable fair value. The gain on fair value changes of investment for the year ended December 31, 2019 was mainly due to the fair value change of investment in Bigo before the acquisition of Bigo, was recognized in gain on fair value changes of investments.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2018, 2019 and 2020, based on the Group’s assessment, an impairment charge of RMB35,348, RMB62,334 and RMB43,861 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

Apart from the short-term investments, equity investment measured at fair value through earnings and derivatives, the Company’s other financial instruments principally consist of cash and cash equivalent, short-term deposits, long-term deposits, accounts receivable, financing receivables, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. These financial instruments are recorded at cost which approximates fair value. Available-for-sale debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

30.  Commitments and contingencies

(a)  Operating lease commitments

The operating lease commitments as of December 31 2020 as presented below mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

As of December 31, 2020, future minimum payments under non-cancellable operating leases commitments consist of the following:

Office rental
RMB

2021	9,318
2022	4,707
2023	1,495
2024 and after	—
15,520

(b)  Capital commitments

As of December 31, 2019 and 2020, the Group had outstanding capital commitments totaling to RMB915,780 and RMB932,898, which consisted of capital expenditures related to properties and additional investments in equity investments, respectively.

(c)  Litigation

The Company and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2020 alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in a short seller report. Up to the date of this report, the Company is not able to make a reliable estimate of the potential loss from the class action, if any.

31.  Dividends

On March 26, 2021, the board of directors declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the fourth quarter of 2020, which is expected to be paid on April 30, 2021 to shareholders of record as of the close of business on April 19, 2021.

32.  Subsequent events

The transaction to sell YY Live business to Baidu as disclosed in Note 1(a) was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. The Group is in the process of assessing the financial impact of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately RMB6,111,088 and RMB6,402,960 as of December 31, 2019 and 2020, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2020 and the condensed financial information of the Company are not required to be presented.

34.  Segment Reporting

Historically, there are two segments in the Group, including YY Live and Huya for the years ended December 31, 2018. Starting from the first quarter of 2019, the segment of “YY Live” was renamed as “YY”. The Company completed the acquisition of Bigo in March 2019, which is a separate segment of the Group. Therefore, there are three segments in the Group for the year ended December 31, 2019.

Starting from the second quarter of 2020, the Company deconsolidated Huya and Huya’s historical financial results were reflected in the Company’s consolidated financial statements as discontinued operations accordingly. As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as “All other” segment and has been recast to exclude the financial numbers of YY Live.

Therefore, there are only one operating segment in the Group for the year ended December 31, 2018, and two segments, including “Bigo” and “All other” for the years ended December 31, 2019 and 2020. As a result, no segment report was presented for the year ended December 31, 2018.

The Group currently does not allocate assets to all of its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

34.  Segment Reporting (continued)

(a)The following table presents summary information by segment:

For the year ended December 31, 2020:

	Bigo	All other	Elimination(1)	Total
	RMB	RMB	RMB	RMB

Net revenues
Live streaming	11,447,221	1,077,604	—	12,524,825
Others	507,062	199,058	—	706,120

Total net revenues	11,954,283	1,276,662	—	13,230,945

Cost of revenues(2)	(8,330,271)	(1,179,318)	—	(9,509,589)

Gross profit	3,624,012	97,344	—	3,721,356
Operating expenses(2)
Research and development expenses	(1,343,893)	(752,903)	—	(2,096,796)
Sales and marketing expenses	(3,078,226)	(406,588)	—	(3,484,814)
General and administrative expenses	(593,237)	(423,307)	—	(1,016,544)

Total operating expenses	(5,015,356)	(1,582,798)	—	(6,598,154)

Other income	24,848	31,263	—	56,111

Operating loss	(1,366,496)	(1,454,191)	—	(2,820,687)

Interest expense	(54,632)	(500,753)	33,370	(522,015)
Interest income and investment income	1,058	646,326	(33,370)	614,014
Foreign currency exchange losses, net	(115,915)	(2,944)	—	(118,859)
Gain on disposal and deemed disposal of investments	—	1,897,128	—	1,897,128
Gain on fair value changes of investment	—	1,127,714	—	1,127,714
Fair value change on derivatives	(1,841)	(40,479)	—	(42,320)
Other non-operating expenses	(6,257)	(11,000)	—	(17,257)

(Loss) income before income tax expenses	(1,544,083)	1,661,801	—	117,718

Income tax benefits (expenses)	64,382	(256,719)	—	(192,337)

(Loss) income before share of loss in equity method investments, net of income taxes	(1,479,701)	1,405,082	—	(74,619)

Share of loss in equity method investments, net of income taxes	—	(51,759)	—	(51,759)

Net (loss) income from continuing operations	(1,479,701)	1,353,323	—	(126,378)
(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Bigo	All other	Total
	RMB	RMB	RMB

Cost of revenues	28,280	11,630	39,910
Research and development expenses	233,928	61,361	295,289
Sales and marketing expenses	4,855	4,163	9,018
General and administrative expense	230,516	61,243	291,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

34.  Segment Reporting (continued)

(a)The following table presents summary information by segment: (continued)

For the year ended December 31, 2019:

	Bigo	All other	Elimination (1)	Total
	RMB	RMB	RMB	RMB

Net revenues
Live streaming	4,561,760	769,030	—	5,330,790
Others	406,556	501,963	—	908,519

Total net revenues	4,968,316	1,270,993	—	6,239,309

Cost of revenues(2)	(3,508,480)	(1,044,178)	—	(4,552,658)

Gross profit	1,459,836	226,815	—	1,686,651

Operating expenses(2)
Research and development expenses	(979,153)	(654,515)	—	(1,633,668)
Sales and marketing expenses	(2,058,805)	(735,919)	—	(2,794,724)
General and administrative expenses	(331,461)	(606,758)	—	(938,219)

Total operating expenses	(3,369,419)	(1,997,192)	—	(5,366,611)

Gain on disposal of business	—	82,699	—	82,699
Other income	9,581	29,725	—	39,306

Operating loss	(1,900,002)	(1,657,953)	—	(3,557,955)

Interest expense	(31,956)	(265,513)	30,952	(266,517)
Interest income and investment income	2,684	454,899	(30,952)	426,631
Foreign currency exchange gains (losses), net	13,208	(4,569)	—	8,639
Gain on fair value changes of investment	—	2,679,312	—	2,679,312
Fair value change on derivatives	—	(16,011)	—	(16,011)

(Loss) income before income tax expenses	(1,916,066)	1,190,165	—	(725,901)

Income tax benefits	136,937	4,171	—	141,108

(Loss) income before share of income in equity method investments, net of income taxes	(1,779,129)	1,194,336	—	(584,793)

Share of income in equity method investments, net of income taxes	—	41,315	—	41,315

Net (loss) income from continuing operations	(1,779,129)	1,235,651	—	(543,478)
(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Bigo	All other	Total
	RMB	RMB	RMB

Cost of revenues	28,250	12,756	41,006
Research and development expenses	300,297	62,144	362,441
Sales and marketing expenses	4,256	744	5,000
General and administrative expense	32,462	85,167	117,629

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

34.  Segment Reporting (continued)

(b)	The following tables set forth revenues and property and equipment for the Company’s geographic operations:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues:
PRC	827,717	2,052,372	2,505,034
Developed countries	—	1,437,030	4,211,648
Middle East	—	1,267,592	3,293,244
Southeast Asia and others	1,759	1,482,315	3,221,019

Developed countries mainly included the United States of America, Great Britain, Japan, South Korea and Australia, Middle East mainly included Saudi Arabia and other countries located in the region, and Southeast Asia and others mainly included countries located in Southeast Asia and India.

	As of December 31,
	2019	2020
	RMB	RMB
Property and equipment, net:
PRC	1,321,640	1,607,248
Non- PRC	757,444	1,013,549