Form 20-F
period 2021-12-31
JOYY Inc.
filed 2022-04-29
CIK 1530238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

David Xueling Li,
Chief Executive Officer,
Tel: +65 63519330, E-mail: lxl@joyy.com,
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,146,336,305 Class A common shares, par value US$0.00001 per share, and 326,509,555 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2021.

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

Yes ◻ No ◻

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active user” for any period means a registered user account that has logged onto our platforms at least once during such relevant period;
●	“concurrent users” for any point in time means the total number of users that are simultaneously logged onto at least one of our platforms at such point in time;
●	“paying user” for any period means a registered user account that has purchased virtual items or other products and services on our platforms at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platforms; thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;
●	“registered user account” means a user account that has downloaded, registered and logged onto our platforms at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this annual report may overstate the number of unique individuals who are our registered users; and
●	“we,” “us,” “our company,” “the Company,” and “our” refer to JOYY Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial statements, also include the variable interest entities and the subsidiaries of the variable interest entities in the PRC that we control through a series of contractual arrangements.

Historically, we presented our financial results in Renminbi. Starting from January 1, 2021, we changed our reporting currency from Renminbi to U.S. dollars since a majority of our revenues and expenses are now denominated in U.S. dollars. We believe the alignment of the reporting currency with the underlying operations would better illustrate our results of operations for each period. We have applied the change of reporting currency retrospectively to our historical results of operations and financial statements included in this annual report.

On November 16, 2020, we entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU), or Baidu. Pursuant to the agreements, Baidu would acquire JOYY’s PRC video-based entertainment live streaming business, or YY Live, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in our consolidated financial statements as discontinued operations and we ceased consolidation of YY Live business since February 8, 2021.

The financial information and other relevant information disclosed in this annual report is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the year ended December 31, 2019, 2020 and 2021 as presented in this annual report primarily consisted of BIGO, and did not include Huya or YY Live. Due to the reasons mentioned above, the results of operations for the year ended December 31, 2019 presented in this annual report are not identical to the ones disclosed in our annual report for the year ended December 31, 2019.

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

You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” sections, discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

JOYY Inc. is a Cayman Islands holding company that does not have substantive operations on its own. We conduct our operations primarily through (i) our subsidiaries in Singapore, the United States, the United Kingdom, and other jurisdictions for a majority of our global business; and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries for some of our remaining business in China. PRC laws and regulations prohibit or restrict foreign investment in certain internet-related business, value-added telecommunication services and other-related businesses. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to control the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 31.4%, 20.7% and 17.1% of our total revenues for the year ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to JOYY Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, also including the variable interest entities and their subsidiaries in China, primarily including Guangzhou Huaduo Network Technology Co., Ltd. and Guangzhou BaiGuoYuan Network Technology Co., Ltd. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands that holds equity interests in its subsidiaries in various jurisdictions. JOYY Inc. does not hold any equity interest in the variable interest entities in China so investments in our ADSs would not render the investors any equity interest in the variable interest entities.

A series of contractual agreements, including voting rights proxy agreements, exclusive service agreements, equity interest pledge agreements, and exclusive option agreements, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the variable interest entities. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the variable interest entities through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for some of our operation in China, which may not be as effective as direct ownership. If the variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or other legal proceedings to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations currently operated in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in multiple jurisdictions, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate.”

Permissions Required from the PRC Authorities for Our Operations

We conduct a portion of our business primarily through our subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the variable interest entities in China, including, among others, the Internet Culture Operation License, the Value-added Telecommunications Business Operation License (ICP License), the Radio and Television Program Production and Operating Permit, the License for Online Transmission of Audio-Visual Programs and the License for Surveying and Mapping. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure — If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected.”

Furthermore, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, published the draft Provisions of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments. Pursuant to these drafts, “PRC domestic companies” that seek to directly or indirectly issue or list their securities overseas must file with CSRC certain required documents and “PRC domestic companies” are defined to include both (i) PRC companies limited by shares, and (ii) offshore-incorporated companies whose main business operations are in China that seek issuance of shares and listing overseas based on their onshore equity, assets or similar interests. More specifically, a “PRC domestic company” that seeks an initial public offering overseas, or a “PRC domestic company” already listed overseas who seeks to list its securities in another overseas market, must file the required documents with CSRC within three (3) business days after submitting the application documents for the foregoing transactions.

As of the date of this annual report, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. Although a majority of our business is conducted outside China, because we still have some remaining business and a substantial number of employees in China, if the Administrative Provisions and the Filing Measures are adopted in the current form, it is possible that we may be required to file the relevant documents with the CSRC, in connection with our proposed offering and listing outside China in the future.

In addition, on December 28, 2021, the Cyberspace Administration of China, or the CAC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022, superseding and replacing the current cybersecurity review measures that had been in effect since June 2020. The Cybersecurity Review Measures provide that (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities “in a foreign country” (ii) a critical information infrastructure operator, or a CIIO, that intends to purchase internet products and services that affect or may affect national security should apply for a cybersecurity review, and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security should apply for a cybersecurity review. Since the Cybersecurity Review Measures are relatively new, significant uncertainties remain in relation to their interpretation and implementation. Additionally, the Cybersecurity Review Measures do not provide the exact scope of “network platform operator” or the criteria for determining which circumstance falls within the definition of “holding over one million users’ personal information.” Furthermore, on November 14, 2021, the CAC commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulation. The Draft Cyber Data Security Regulation provides that, among others, data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange shall apply for cybersecurity review. As a result, it is possible that we may be required to go through cybersecurity review by the CAC. However, the Draft Cyber Data Security Regulation has not been officially enacted as of the date of this annual report and the Cybersecurity Review Measures is relatively new. It remains unclear on how these regulations will be interpreted, amended and implemented by the relevant PRC governmental authorities, how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offerings outside China. Therefore, there can be no assurance that we will not be required to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures. To the extent any cybersecurity review is required, we cannot assure you that we will able to complete it in a timely manner, or at all, and such approvals may be rescinded even if obtained. As of the date of this annual report, we have not been subject to any cybersecurity review under the Cybersecurity Review Measures.

If we fail to obtain the relevant approval or complete other filing or review procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include warnings, fines, suspension of business to rectify, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions outside China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—The approval of the CSRC or other PRC government authorities may be required in connection with our offerings outside China under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

We currently operate in several key markets across the globe, such as North America, Europe, the Middle East, Southeast Asia, Eastern Pacific regions, and others. We face various risks and uncertainties related to doing business in multiple jurisdictions across the globe. In particular, for our operations in China, we are subject to complex and evolving PRC laws and regulations to the extent applicable. For example, we face risks associated with regulatory approvals on offerings outside China, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. In the meanwhile, our auditor, PricewaterhouseCoopers Zhong Tian LLP, and its audit work is currently unable to be inspected independently and fully by the Public Company Accounting Oversight Board, or the PCAOB. These may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. PRC government’s significant authority in regulating our operations and its oversight over offerings conducted overseas and foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations in China and the value of our ADSs.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate — Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

Cash and Asset Flows through Our Organization

JOYY Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the variable interest entities and their subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, JOYY Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, such as Singapore, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for the jurisdiction of PRC, under the PRC laws and regulations, if our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC laws and regulations, each of our subsidiaries and the variable interest entities in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and our subsidiaries, the variable interest entities or the subsidiaries of the variable interest entities is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of common shares, our offerings of convertible senior notes and other financing activities.

Under the PRC laws and regulations, JOYY Inc. may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and the variable interest entities is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the variable interest entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. For details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate— PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of public offerings to make additional capital contributions or loans to our PRC subsidiaries.”

For the years ended December 31, 2019, 2020 and 2021, JOYY Inc., through its intermediate holding companies, provided capital contributions of US$0.1 million, US$7.2 million and US$7.8 million, respectively, to our subsidiaries in China.

For the years ended December 31, 2019, 2020 and 2021, JOYY Inc. provided loans of US$1,010.4 million, US$954.1 million and nil, respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, nil and US$723.3 million, respectively.

For the years ended December 31, 2019, 2020 and 2021, cash paid by the variable interest entities to our subsidiaries for the settlement of technical support fees and software transactions were US$101.3 million, US$423.6 million and US$114.6 million, respectively. For the years ended December 31, 2019, 2020 and 2021, cash received by the variable interest entities from our subsidiaries were US$26.3 million, US$25.0 million and US$129.4 million, respectively, as the revenues earned from our subsidiaries. In the future, to the extent there is any fee owed to our PRC subsidiaries under the contractual arrangements with the variable interest entities, the variable interest entities intend to settle it.

For the years ended December 31, 2019, 2020 and 2021, the variable interest entities' cash flows for investing activities provided to our subsidiaries were net cash outflows of US$84.4 million, US$104.1 million and US$35.6 million, respectively. For the year ended December 31, 2019, the variable interest entities' cash flows for financing activities provided to our subsidiaries were net cash outflows of US$51.8 million. For the years ended December 31, 2020 and 2021, the variable interest entities' cash flows for financing activities provided by our subsidiaries were net cash inflows of US$25.2 million and US$5.4 million, respectively.

For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary within our corporate structure, and no subsidiaries paid dividends or made other distributions to the holding company. For details of the financial position, cash flows and results of operations of the variable interest entities, see “—Financial Information Related to the Variable Interest Entities” and Note 4(a) to our consolidated financial statements included elsewhere in this annual report.

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2021, appropriations to statutory reserves amounting to US$26.8 million were made by twenty-nine variable interest entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and the variable interest entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Our PRC subsidiaries and the variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” With the sale of YY Live to Baidu being substantially completed with certain customary matters, including necessary regulatory approvals from government authorities, remaining to be completed in the future, the majority of our revenue and operating cash would be from non-PRC subsidiaries, and our reliance on dividends from PRC subsidiaries would be limited.

JOYY Inc. has declared cash dividends from time to time, and plans to continue to pay cash dividends on its common shares in the foreseeable future. On August 11, 2020, our board of directors approved a quarterly dividend policy for the next three years commencing in the second quarter of 2020. Under the policy, total cash dividend amount expected to be paid will be approximately US$300 million and quarterly dividends will be set at approximately US$25 million in each fiscal quarter. On November 20, 2020, our board of directors approved an additional quarterly dividend policy for the next three years, under which the total cash dividend amount expected to be paid will be approximately US$200 million and quarterly dividend set at a fixed amount of approximately US$16.67 million in each fiscal quarter. As of March 31, 2022, we have paid dividends in an aggregate amount of US$160.1 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, Singapore, PRC and U.S. federal income tax consequences of an investment in our ADSs or common shares, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial information of JOYY Inc., the variable interest entities, the primary beneficiaries of the variable interest entities, and other equity subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2021
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues (1)	—	13,995	239,595	109,618	(363,208)	—
Third-party revenues	—	2,170,655	925	447,471	—	2,619,051
Total revenue	—	2,184,650	240,520	557,089	(363,208)	2,619,051
Cost of revenue	—	(1,490,718)	(62,644)	(407,727)	179,939	(1,781,150)
Total operating expenses	—	(685,945)	(201,770)	(293,959)	211,755	(969,919)
Gain (loss) on disposal of business	—	13,039	—	(8,080)	—	4,959
Other income	—	1,503	11,841	13,663	(6,631)	20,376
Share of loss of subsidiaries VIEs (2)	(117,603)	(134,745)	(104,447)	—	356,795	—
Operating income (loss)	(117,603)	(112,216)	(116,500)	(139,014)	378,650	(106,683)
Non-operating income (expense)	(6,068)	11,866	6,175	17,097	24	29,094
Loss before income tax	(123,671)	(100,350)	(110,325)	(121,917)	378,674	(77,589)
Income tax expense	—	(13,222)	(8,289)	(4,234)	—	(25,745)
loss before share of income (loss) in equity method investments, net of income taxes	(123,671)	(113,572)	(118,614)	(126,151)	378,674	(103,334)
Share of income (loss) in equity method investments, net of income taxes	7,811	(37,887)	—	3,859	—	(26,217)
Net loss from continuing operations	(115,860)	(151,459)	(118,614)	(122,292)	378,674	(129,551)
Net income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	11,977	—	1,714	—	13,691
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(115,860)	(139,482)	(118,614)	(120,578)	378,674	(115,860)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	—	—	—	—	—	35,567
Net loss attributable to controlling interest of JOYY Inc.	—	—	—	—	—	(80,293)

	For the Year Ended December 31, 2020
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues (1)	—	379,331	189,743	79,609	(648,683)	—
Third-party revenues	—	1,521,123	678	396,343	—	1,918,144
Total revenue	—	1,900,454	190,421	475,952	(648,683)	1,918,144
Cost of revenue	—	(1,094,930)	(17,938)	(515,411)	250,133	(1,378,146)
Total operating expenses	—	(700,171)	(100,985)	(514,889)	361,172	(954,873)
Other income (loss)	—	5,863	(3,950)	8,226	(2,044)	8,095
Share of loss of subsidiaries/VIEs (2)	(208,247)	(463,276)	(523,848)	—	1,195,371	—
Operating loss	(208,247)	(352,060)	(456,300)	(546,122)	1,155,949	(406,780)
Non-operating income (expense)	187,044	186,879	(875)	46,957	432	420,437
Income (Loss) before income tax	(21,203)	(165,181)	(457,175)	(499,165)	1,156,381	13,657
Income tax expense	—	(7,332)	(1,491)	(19,002)	—	(27,825)
Loss before share of income (loss) in equity method investments, net of income taxes	(21,203)	(172,513)	(458,666)	(518,167)	1,156,381	(14,168)
Share of income (loss) in equity method investments, net of income taxes	2,462	2,841	—	(12,937)	—	(7,634)
Net loss from continuing operations	(18,741)	(169,672)	(458,666)	(531,104)	1,156,381	(21,802)
Net income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	415	—	2,646	—	3,061
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(18,741)	(169,257)	(458,666)	(528,458)	1,156,381	(18,741)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	—	—	—	—	—	1,391,638
Net income attributable to controlling interest of JOYY Inc.	—	—	—	—	—	1,372,897

	For the Year Ended December 31, 2019
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues (1)	—	60,321	111,943	29,581	(201,845)	—
Third-party revenues	—	617,658	—	283,044	—	900,702
Total revenue	—	677,979	111,943	312,625	(201,845)	900,702
Cost of revenue	—	(447,605)	(17,790)	(281,599)	90,074	(656,920)
Total operating expenses	—	(564,079)	(93,487)	(232,406)	113,409	(776,563)
Gain on disposal of business	—	—	—	11,754	—	11,754
Other income	—	1,429	325	3,920	—	5,674
Share of loss of subsidiaries VIEs (2)	(25,303)	(165,818)	(168,385)	—	359,506	—
Operating income (loss)	(25,303)	(498,094)	(167,394)	(185,706)	361,144	(515,353)
Non-operating (expense) income	(39,477)	421,600	198	38,246	44	420,611
Loss before income tax	(64,780)	(76,494)	(167,196)	(147,460)	361,188	(94,742)
Income tax benefit (expenses)	—	23,127	(50)	(2,979)	—	20,098
Loss before share of income (loss) in equity method investments, net of income taxes	(64,780)	(53,367)	(167,246)	(150,439)	361,188	(74,644)
Share of income (loss) in equity method investments, net of income taxes	—	25,880	—	(19,906)	—	5,974
Net loss from continuing operations	(64,780)	(27,487)	(167,246)	(170,345)	361,188	(68,670)
Net income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	499	—	3,391	—	3,890
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(64,780)	(26,988)	(167,246)	(166,954)	361,188	(64,780)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	—	—	—	—	—	574,592
Net income attributable to controlling interest of JOYY Inc.	—	—	—	—	—	509,812

Notes:

(1)

Represents the elimination of the intercompany transaction and service charge at the consolidation level. The VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$77.7 million, US$447.3 million and US$35.9 million for the years ended December 31, 2019, 2020 and 2021, respectively, for technical support services.

(2)	Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
			Primary
		Equity	Beneficiaries	VIEs and VIEs’
	The Company	Subsidiaries	of VIEs	subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	615	1,287,290	115,875	433,405	—	1,837,185
Restricted cash	—	289,658	—	7,364	—	297,022
Short-term deposits	—	1,263,843	31,369	308,986	—	1,604,198
Restricted short-term deposits	—	285	—	—	—	285
Short-term investments	193,925	400,744	62,930	288,944	—	946,543
Accounts receivable	—	108,469	23	5,880	—	114,372
Prepayments and other current assets	—	106,748	5,812	101,173	—	213,733
Amounts due from Group companies (1)	1,416,481	69,112	242,517	263,373	(1,991,483)	—
Investments in subsidiaries (2)	4,211,891	2,444,874	53,357	—	(6,710,122)	—
Investments in VIEs (2)	—	—	1,929,014	—	(1,929,014)	—
Long-term investments	648,153	104,655	34,370	235,277	—	1,022,455
Property, plant and equipment, net	—	117,037	76,524	171,831	—	365,392
Land use rights, net	—	—	—	370,052	—	370,052
Intangible assets, net	—	266,375	10,261	58,893	(23,447)	312,082
Goodwill	—	1,958,263	—	—	—	1,958,263
Other assets	—	14,296	48,484	15,650	—	78,430
Total assets						9,120,012
Liabilities and shareholders’equity Liabilities
Convertible bonds	924,077	—	—	—	—	924,077
Deferred tax liabilities	—	27,109	—	9,105	—	36,214
Accounts payable	—	3,454	357	14,200	—	18,011
Deferred revenue	—	49,119	491	17,722	—	67,332
Income taxes payable	13,573	26,322	237	25,606	—	65,738
Accrued liabilities and other current liabilities	5,087	2,160,029	66,397	114,325	—	2,345,838
Amounts due to Group companies (1)	—	1,822,123	37,475	131,887	(1,991,485)	—
Other liabilities	—	12,345	7,348	14,811	—	34,504
Total liabilities						3,491,714

Mezzanine equity	—	65,833	—	—	—	65,833

Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	5,528,328	4,235,336	2,498,231	1,929,014	(8,662,581)	5,528,328
Non-controlling interests	—	29,979	—	4,158	—	34,137
Total shareholders’ equity	5,528,328	4,265,315	2,498,231	1,933,172	(8,662,581)	5,562,465
Total liabilities, mezzanine equity and shareholders’ equity						9,120,012

	As of December 31, 2020
			Primary	VIEs and
		Equity	Beneficiaries of	VIEs’
	The Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	2,416	1,307,477	184,556	248,300	—	1,742,749
Restricted cash	—	13,197	—	536	—	13,733
Short-term deposits	—	640,000	15,326	669,742	—	1,325,068
Restricted short-term deposits	—	639	198	30,652	—	31,489
Short-term investments	51,000	72,499	98,955	266,647	—	489,101
Accounts receivable	—	117,073	41	25,885	—	142,999
Prepayments and other current assets	312	34,446	12,521	55,593	—	102,872
Amounts due from Group companies (1)	1,952,122	51,380	314,587	364,025	(2,682,114)	—
Investments in subsidiaries (2)	4,395,322	2,516,501	16,988	—	(6,928,811)	—
Investments in VIEs (2)	—	—	2,033,976	—	(2,033,976)	—
Long-term investments	631,387	187,487	38,613	381,867	—	1,239,354
Property, plant and equipment, net	—	165,453	79,714	156,494	—	401,661
Land use rights, net	—	—	—	258,770	—	258,770
Intangible assets, net	—	283,854	15,687	84,236	(39,563)	344,214
Goodwill	—	1,872,083	—	—	—	1,872,083
Other assets	—	37,251	1,219	14,366	—	52,836
Assets held for sale						78,028
Total assets						8,094,957
Liabilities and shareholders’ equity Liabilities
Convertible bonds	779,225	—	—	—	—	779,225
Deferred tax liabilities	—	31,556	—	10,866	—	42,422
Accounts payable	—	4,433	478	16,045	—	20,956
Deferred revenue	—	51,132	603	18,627	—	70,362
Income taxes payable	13,861	6,340	21,202	19,492	—	60,895
Accrued liabilities and other current liabilities	4,063	273,917	98,020	108,450	—	484,450
Short-term loans	—	—	10,011	102,538	—	112,549
Amounts due to Group companies (1)	—	2,383,285	147,392	151,073	(2,681,750)	—
Other liabilities	—	16,877	1,186	8,987	—	27,050
Liabilities held for sale						183,524
Total liabilities						1,781,433

Mezzanine equity	—	72,617	—	—	—	72,617

Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	6,235,410	4,458,482	2,533,489	2,033,976	(9,025,947)	6,235,410
Non-controlling interests	—	5,862	—	(365)	—	5,497
Total shareholders’ equity	6,235,410	4,464,344	2,533,489	2,033,611	(9,025,947)	6,240,907
Total liabilities, mezzanine equity and shareholders’ equity						8,094,957

Notes:

(1) Represents the elimination of intercompany balances among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate. Unsettled balance related to technology service fees payable by VIEs to our subsidiaries amounted to US$121.4 million and US$66.8 million as of December 31, 2020 and 2021, respectively.

(2) Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash provided by (used in) transactions with external parties	—	393,061	(400,649)	153,715	—	146,127
Net cash provided by (used in) transactions with intra-Group entities	—	(302,728)	225,409	77,319	—	—
Net cash provided by (used in) continuing operating activities (1)	—	90,333	(175,240)	231,034	—	146,127
Net cash provided by (used in) discontinued operating activities	—	(1,404)	37,207	28,486	—	64,289
Net cash provided by (used in) operating activities	—	88,929	(138,033)	259,520	—	210,416
Net cash provided by (used in) transactions with external parties	(104,264)	(978,039)	65,334	170,112	—	(846,857)
Net cash provided by (used in) transactions with intra-Group entities	—	(758,196)	47,051	(35,559)	746,704	—
Net cash provided by (used in) continuing investing activities (1)	(104,264)	(1,736,235)	112,385	134,553	746,704	(846,857)
Net cash provided (used in) discontinued investing activities	—	1,831,847	(11,403)	(183,994)	—	1,636,450
Net cash provided by (used in) investing activities	(104,264)	95,612	100,982	(49,441)	746,704	789,593
Net cash provided by (used in) transactions with external parties	(620,839)	5,508	(11,007)	(97,198)	—	(723,536)
Net cash provided by (used in) transactions with intra-Group entities	723,302	60,137	(42,113)	5,378	(746,704)	—
Net cash provided by (used in) continuing financing activities (1)	102,463	65,645	(53,120)	(91,820)	(746,704)	(723,536)
Net cash used in discontinued financing activities	—	—	—	—	—	—
Net cash provided by (used in) financing activities	102,463	65,645	(53,120)	(91,820)	(746,704)	(723,536)

	For the Year Ended December 31, 2020
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash provided by (used in) transactions with external parties	—	(32,982)	104,095	(73,830)	—	(2,717)
Net cash provided by (used in) transactions with intra-Group entities	—	314,557	30,301	(344,858)	—	—
Net cash provided by (used in) continuing operating activities (1)	—	281,575	134,396	(418,688)	—	(2,717)
Net cash provided by discontinued operating activities	—	89,804	—	408,059	—	497,863
Net cash provided by (used in) operating activities	—	371,379	134,396	(10,629)	—	495,146
Net cash provided by (used in) transactions with external parties	760,322	(16,184)	(6,181)	(47,787)	—	690,170
Net cash (used in) provided by transactions with intra-Group entities	(954,102)	16,776	(49,718)	(104,111)	1,091,155	—
Net cash provided by (used in) continuing investing activities (1)	(193,780)	592	(55,899)	(151,898)	1,091,155	690,170
Net cash provided by (used in) discontinued investing activities	262,681	(177,572)	—	7,262	—	92,371
Net cash provided by (used in) investing activities	68,901	(176,980)	(55,899)	(144,636)	1,091,155	782,541
Net cash (used in) provided by transactions with external parties	(66,743)	(130,275)	38,594	21,690	—	(136,734)
Net cash provided by transactions with intra-Group entities	—	1,019,855	46,081	25,219	(1,091,155)	—
Net cash (used in) provided by continuing financing activities (1)	(66,743)	889,580	84,675	46,909	(1,091,155)	(136,734)
Net cash provided by discontinued financing activities	—	1,232	—	—	—	1,232
Net cash provided by (used in) financing activities	(66,743)	890,812	84,675	46,909	(1,091,155)	(135,502)

	For the Year Ended December 31, 2019
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash used in transactions with external parties	—	(79,011)	(67,152)	(31,422)	—	(177,585)
Net cash provided by (used in) transactions with intra-Group entities	—	(4,647)	35,825	(31,178)	—	—
Net cash used in continuing operating activities (1)	—	(83,658)	(31,327)	(62,600)	—	(177,585)
Net cash provided by discontinued operating activities	—	35,567	77,068	731,078	—	843,713
Net cash provided by (used in) operating activities	—	(48,091)	45,741	668,478	—	666,128
Net cash used in transactions with external parties	(1,572)	(1,163,957)	9,637	(546,963)	—	(1,702,855)
Net cash provided by (used in) transactions with intra-Group entities	(1,010,395)	51,397	(7,769)	(84,393)	1,051,160	—
Net cash used in continuing investing activities (1)	(1,011,967)	(1,112,560)	1,868	(631,356)	1,051,160	(1,702,855)
Net cash used in discontinued investing activities	—	(295,286)	(208,933)	(301,566)	242,951	(562,834)
Net cash used in investing activities	(1,011,967)	(1,407,846)	(207,065)	(932,922)	1,294,111	(2,265,689)
Net cash provided by transactions with external parties	1,012,072	14,756	—	39,458	—	1,066,286
Net cash provided by (used in) transactions with intra-Group entities	—	1,073,697	29,311	(51,848)	(1,051,160)	—
Net cash provided by continuing financing activities (1)	1,012,072	1,088,453	29,311	(12,390)	(1,051,160)	1,066,286
Net cash provided by (used in) discontinued financing activities	—	418,515	132,730	(75)	(242,951)	308,219
Net cash provided by financing activities	1,012,072	1,506,968	162,041	(12,465)	(1,294,111)	1,374,505

Note:

(1)

Represents the elimination of the net cash provided by (used in) operating activities, investing activities and financing activities of JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate. For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to our subsidiaries for the settlement of technical support fees were US$57.5 million, US$369.9 million and US$52.1 million, respectively.

A. Reserved

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

Risks Related to Our Business and Industry

●	We are subject to risks associated with operating in a rapidly developing industry and an evolving market.
●	If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.
●	We face risks associated with the sale of YY Live to Baidu.
●	We have a limited operating history for some of our businesses, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.
●	We generate a substantial majority of our revenue from live streaming services. If our live streaming revenue declines in the future, our results of operations may be materially and adversely affected.
●	We may face significant risks related to the content and communications on our platforms.
●	The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.
●	We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platforms or if advertisers are less willing to advertise with us, our revenues may be adversely affected.
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users and advertisers which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Jurisdictions We Operate

●	We are subject to the risks of doing business globally.
●	We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. Failure to comply with such applicable laws, regulations and rules may subject our global operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.
●	Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations in China and the value of our ADSs and common shares.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of the CSRC or other PRC government authorities may be required in connection with our offerings outside China under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations currently operated in China.
●	We rely on contractual arrangements with the variable interest entities and their shareholders for some of our operation in China, which may not be as effective as direct ownership. If the variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or other legal proceedings to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.
●	Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.
●	The shareholders of our PRC variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Our ADSs

●	The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
●	Techniques employed by short sellers may drive down the market price of our listed securities.
●	We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
●	We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.
●	Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

We are subject to risks associated with operating in a rapidly developing industry and an evolving market.

Many of the elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on continuing development of the online social entertainment industry of the world. The market for our services is rapidly developing and evolving, also subject to significant challenges. The success of our business heavily relies on the size and engagement level of our user base, and our ability to successfully monetize our user base and products and services. Developing and integrating new content and services could be expensive and time-consuming, and our efforts in those aspects may not yield the benefits we expect to achieve in a timely manner, or at all. We cannot assure you that we will continue to succeed in the online social entertainment industry or such industry will continue to grow as rapidly as it did in the past.

As users are facing a growing number of entertainment options that directly or indirectly compete with online social entertainment services that we offer, such as live streaming, these services may not maintain or increase their current popularity. Growth of the online social entertainment industry is affected by numerous factors, such as content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment, and macroeconomic environment. If the online entertainment services that we offer, such as live streaming, as forms of entertainment lose their popularity due to changing social trends and consumer preferences, or if the global online social entertainment market does not grow as quickly as expected, our results of operation and financial condition may be materially and adversely affected.

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

To manage our growth and maintain profitability, we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and financial systems, procedures and controls on an as-needed basis. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, performers, third-party game developers, advertisers media platforms and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our future business strategies, and failure to do so may materially and adversely affect our business and results of operations.

We face risks associated with the sale of YY Live to Baidu.

On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In August 2021, December 2021 and April 2022, we and Baidu have agreed to extend the long stop date of the proposed acquisition to a date mutually agreed upon by the parties. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us and our designated escrow account, and the necessary regulatory approval with respect to the proposed acquisitions has not been obtained yet.

On November 18, 2020, Muddy Waters Capital LLC, an entity unrelated to us, issued the Muddy Water short seller report (the “Report”) containing certain allegations against us, including YY Live business. Our audit committee has conducted an independent review of the allegations raised in the Report related to our YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts. Our announcement dated February 8, 2021 disclosed the conclusion of the independent review, which concluded that the allegations raised and conclusions reached in the Report about our YY Live business were not substantiated. But even if the allegations against us may ultimately be proven to be groundless, we have incurred and may continue to incur resources to address fallout from the Report. On November 20, 2020, we and certain of our directors and officers were named in a federal putative securities class action alleging that we have made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Report. On March 9, 2022, the court granted the defendants’ motion to dismiss and dismissed the operative complaint in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. We are not able to predict the final outcome of such class action and there might be other class actions or regulatory enforcement actions in connection with such allegations. We are not able to predict the possible consequence that may arise from or relate in any way to the allegations contained in the Report. Any adverse outcome as a result of the Report, or any class action or regulatory enforcement action in connection thereof, could have a material adverse effect on our and YY Live’s business, financial condition, results of operation, cash flows, and reputation.

The sale of YY Live to Baidu, which was substantially completed though certain customary matters remaining to be completed in the future, may adversely affect our business, financial condition or results of operations, and could result in the loss of our online users and key employees for our remaining business in China. The deconsolidation of YY Live may adversely affect our results of operations and future development strategy. Together with the transaction, we have entered into a non-compete undertaking with Baidu and its affiliates, which may pose potential restrictions to our video-based entertainment livestreaming business in China and may adversely affect our relationship with existing partners and may have an adverse effect on our future growth prospects in the China market. After the closing and certain customary matters to be completed, there can be no assurance that we may achieve anticipated strategic benefits and we may still experience negative reactions as a result of the sale of the business of YY Live.

We have a limited operating history for some of our businesses, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses. Our historical results may not be indicative of our future performance. We introduced Bigo in 2019 and has been evolving constantly with the introduction of new businesses globally. As a result of our relatively short history and introduction of new businesses, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods as we had witnessed historically. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses and experience adverse impact on our results of operations brought on by our new businesses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally with limited operating history may be exposed to or encounter, including risks associated with being a public company with global business operations. See “—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

As we have discontinued Huya and YY Live from our results of operations in August 2020 and February 2021, respectively, our results of operations have been and may continue to be adversely affected by such dispositions. As a result of the discontinuation of Huya and YY Live, we recorded net losses of US$125.1 million from continuing operations attributable to common shareholders of JOYY in 2021. Therefore, we were not profitable on a continuing operation basis in 2021. Although our core business segment Bigo has started to generate profit and achieved net income of US$103.8 million in 2021, Bigo historically incurred net losses or had relatively lower profit margins, and it is possible that it may continue to have similar impact to our results of operations in the future due to relatively lower margins or loss making. We may incur significant costs and expenses in many aspects of our business, such as sales and marketing expenses to acquire users and raise our brand awareness, as well as research and development costs to update existing services and launch new services and rising bandwidth costs to support our video function, grow our user base and generally expand our business operations.

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

We generate a substantial majority of our revenue from live streaming services. If our live streaming revenue declines in the future, our results of operations may be materially and adversely affected.

Historically, a substantial majority of our revenues are from live streaming service, membership subscription fees and advertisement. In the year ended December 31, 2021, revenues from live streaming constituted 94.6% of our total net revenue. We expect that the majority of our revenue will continue to be contributed from live streaming services in the near future. Any decline in live streaming revenues may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

We may face significant risks related to the content and communications on our platforms.

Our live streaming, short-form video and video communication platforms enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. However, because a majority of the communications on our platforms are conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before it is posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate, infringing or illegal content on our platforms that may be deemed unlawful. If any content on our platforms is considered or deemed illegal, obscene, infringing or incendiary, or if appropriate licenses and third-party consents have not been obtained, allegations or claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or based on other theories. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platforms, and may be subject to similar fines and penalties in the future. In April 2019, Bilin, a mobile instant communication application of ours that contributed an insignificant portion of our total revenues, in accordance with the requirements of the Office of the Cyberspace Affairs Commission, ceased its services. Additionally, in September 2021, Hello, our real-time voice interactive platform operated in China was temporarily removed from the app store at the request of the Office of the Central Cyberspace Affairs Commission and is rectifying proactively. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. If they find that we have not adequately managed the content on our platforms, or if any of our platforms fails to comply with any of such provisions, jurisdictional authorities in various regions may impose legal sanctions on us, including, interviews held by relevant cyberspace authorities, warnings, information update suspension, and in serious cases, suspending or revoking the licenses necessary to operate our platforms, restriction from engaging in internet information services, online behavior restrictions or industry bans.

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

As our international operations continue to expand, we face significant challenges to ensure the content and communications on our platform are in compliance with local jurisdiction’s regulatory framework and social environment, many of which could be substantially different from each other due to the differences in, among others, the legal system, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions to the content we presented. In addition, the regulatory framework for live streaming, short-form video or video communication is still developing and remains uncertain in several countries where we have operations, including, but not limited to, countries such as Saudi Arabia, Indonesia and India. New laws and regulations may also be adopted from time to time to address new issues that come to the government authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regime, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties, including fines, discontinuation restriction of our operations as well as reputation damage. Cultural differences may also impose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. We have experienced incidents in the past where our application was temporarily suspended in certain markets due to inappropriate content being displayed on our platform. We have also received claims in connection with intellectual property infringement and entered into settlement or license agreements with third parties or are in the process of negotiating such agreements with third parties to resolve such claims. Such incidents or similar incidents related to our failure to comply with laws, regulations and rules in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. could materially and adversely affect our business, results of operations, global reputation and global growth efforts. Requirements of entering into license or settlement agreements may also significantly increase our costs of operations and adversely affect our business results. In addition, each jurisdiction may have a different regulatory framework, implementation and enforcement for live streaming or short-form video or video communication business, which may substantially increase our compliance costs to obtain, maintain or renew requisite licenses and permits or fulfill any required administrative procedures.

The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We offer live streaming services to our users through multiple platforms using a virtual items-based revenue model whereby users can make real-time broadcast to share life moments, show their talents, interact and send virtual gifts, and enjoy fun live sessions with people worldwide. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2021, revenues from live streaming contributed 94.6% of our total net revenues. Our live streaming business has experienced significant growth in recent years, but we cannot assure you that we will continue to achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

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

Furthermore, under our current arrangements with certain talent performers, agencies, channel owners and famous professional game teams, we share with them a portion of the revenues we derive from the sales of in-channel virtual items on our live streaming platform. In turn, this may affect the user and revenue growth in this business, which may materially and adversely affect our financial condition and results of operations.

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

Users may also purchase time-based virtual items from us, such as the membership subscription service with the designation of Noble Members for themselves. We offer a range of privileges and benefits, such as virtual items exclusively available to members, dedicated customer services specialist and priority entrance to certain live performances. However, we may not be able to further build or maintain our membership base in the future for various reasons—for example, if we fail to continue to provide innovative products and services that are attractive to members, we may not be able to retain them and our business, financial condition and results of operations could be adversely affected.

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

We offer advertising services substantially through contracts entered into with third-party advertising agencies and by way of displaying advertisement on our websites and platforms or providing promotion integrated into the programs, shows or other content offered on our platforms. We cannot assure you that we will be able to retain existing direct advertisers or advertising agencies or attract new direct advertisers and advertising agencies. Since our arrangements with third-party advertising agencies typically involve one-year framework agreements, these advertising arrangements may be easily amended or terminated without incurring liabilities. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and direct advertising agencies or any of our current advertising methods or promotion activities become less effective, our business, financial condition and results of operations may be adversely affected.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

For our operations in China, the PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulation—Information Security and Censorship,” “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulation—Privacy Protection,” and “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulation— Regulations on Overseas Listing by Domestic Companies.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review when listing their securities “in a foreign country.” Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Measures for Internet Data Security, or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of unnecessary user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

Additionally, California enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Furthermore, we may also be subject to the Information Technology Act 2000 of India, which primarily provides for (i) civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software, and (ii) criminal punishment if, in the course of performing a contract, a service provider discloses personal information without the consent of the person concerned or is in breach of a lawful contract and does so with the intention to cause, or knowing it is likely to cause, wrongful loss or wrongful gain. As our global expansion evolves, we may, from time to time, be subject to data protection regulations from other jurisdictions, which may impose additional and more stringent requirements. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Multiple Jurisdictions Where We Operate (other than China)—Regulations on Data Privacy and Protection.”

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

Our business and results of operations have been and may continue to be affected by the COVID-19 pandemic.

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

The COVID-19 has affected and may continue to affect our business and our users’ behaviors. On the one hand, lockdown and social distancing measures implemented to control the spread of COVID-19 have led to the increase in demand for premium online entertainment content and authentic social engagement. As a result, we experienced an increase in user traffic on our live streaming and short-form video platforms and time spent by our users on our platforms during the lockdown period, which partially led to the rapid growth of our global business. However, there can be no assurance that such momentum will continue in the future, especially under the circumstances that the lockdown and social distancing measures were gradually relaxed or lifted in many areas of the world starting from the second half of 2021.

On the other hand, the pandemic has also had a negative impact on the activity level of certain users and broadcasters on our social media platforms, particularly those who are interested in, or rely on, offline activities and offline venues. In addition, a number of entertainment events in various countries and regions have been cancelled, delayed or otherwise disrupted, which affected the effectiveness of some of our localized operational activities, and we devoted substantial resources to make necessary adjustment to the related plans. The pandemic may also negatively affect our users’ spending and their willingness to purchase virtual items or other products or services on our platforms. As an effort to contain the spread of COVID-19, many countries took precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and other business facilities, as well as strict implementation of quarantine measures. These measures adversely impacted the macroeconomic environment as well as the income and personal financial condition of many individuals, which in turn adversely affected the willingness of some of our users to purchase virtual items or other products or services on our platforms. Substantial uncertainties remain as to the impact of the resurgence of COVID-19. Our operations have and may continue to experience disruptions, such as temporary closure of our offices and/or those of our partners or suppliers, suspension or delay of services, and travel restrictions and limits on access to public venues. We have corporate offices in different parts of the world that have been significantly affected by the outbreak. Our offline operations in those regions have also been affected to varying degrees. Our business partners have also been affected by the outbreak of COVID-19, and performance of their obligations under our arrangements with them may be delayed or otherwise disrupted.

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

We have adopted several share incentive plans and granted share-based compensation awards pursuant to which, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As of March 31, 2022, options to purchase 9,414,400 Class A common shares, 16,154,922 restricted shares and 44,755,859 restricted share units were outstanding under our share incentive plans. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of mobile active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The number of our mobile monthly active users across various platforms of ours may fluctuate significantly from time to time. The number of our mobile monthly active users may vary significantly from quarter to quarter due to a variety of factors, including, but not limited to (i) overall consumer demand for online entertainment services such as livestreaming; (ii) our ability to attract and attain users; (iii) seasonality in activity level of our users; (iv) increases in sales and marketing expenses and other operating expenses that we may incur to grow and expand our operations; (v) timing of promotional and marketing activities; and (vi) government regulations of the markets that we currently operate in.

For instance, in late June 2020, the Indian government took extensive measures to block certain China-based apps in its local market and defend other geopolitical risks. Our platforms, including Bigo Live, Likee and Hago, were also perceived by the Indian government as China-based apps and were subsequently blocked as a result, which has negatively affected the scale of our user base and resulted a short-term impact on our operations. In addition, we voluntarily reduced the sales and marketing expenditures for Likee and Hago in 2021, which has negatively affected our user acquisition and in turn led to a decrease in their user base. If we are unable to attract new users and retain them as active users and convert non-paying active users into paying users, the numbers of our active users and paying users may further fluctuate and our growth prospects, results of operations and financial condition may be materially and adversely affected.

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

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends upon services provided by, and relationships with, third parties. If we are unable to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for our live streaming platform or if these talents cannot draw fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels on our live streaming platform, we may lose popular performers and our business and operations may be adversely affected. Furthermore, if we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third-party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. In addition, some third-party software we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop alternative software. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

Some of the services offered by us run on a complex network of servers located in and maintained by third-party data centers and our overall network relies on broadband connections provided by third-party operators. We expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See “—System failure, interruptions and downtime can result in adverse publicity for our products and result in net revenue losses, a slowdown in the growth of our registered user accounts and a decrease in the number of our active users. If any of these system disruptions occurs, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, we generate substantially all of our online advertising revenues through agreements entered into with various third-party advertising agencies that represent advertisers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers. If we fail to retain and enhance our business relationships with these third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected.

In addition, we sell a significant portion of our products and services through third-party online payment systems. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual items online, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.”

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

Although we seek to reduce the possibility of disruptions or other outages, our services may be disrupted by problems with our own technology and system, such as malfunctions in our software or other facilities and network overload. Our systems may be vulnerable to damage or interruption from telecommunication failures, power loss, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks, geopolitical events, and similar events. We have experienced system failures for some operations in China. Those responsible were subsequently found guilty and penalized by the PRC courts and we have subsequently updated our system to make it more difficult for similar attacks to succeed in the future, but we cannot assure you that there will be no similar technical failures in other jurisdictions in the future. Parts of our system are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Despite any precaution we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products and services. Any interruption in the ability of our users to use our products and services could reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative forms of online social interactions.

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

The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.

Currently, we sell almost all of our products and services to our users through third-party online payment systems. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. In all these online payment transactions, secured transmission of confidential information such as customers’ credit card numbers and personal information over public networks is essential to maintain consumer confidence.

We do not have control over the security measures of our third-party online payment vendors, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online financial transactions may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our services, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of third-party online payment systems. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our virtual items and other services, our results of operations may be materially and adversely affected.

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

We have limited experience in international markets and we expect to enter into and expand our operations in international markets, primarily leveraging Bigo’s existing products and operations. Bigo’s businesses have footprint around the world, primarily including North America, Europe, the Middle East, Southeast Asia and Eastern Pacific regions, etc. Global expansion is a key growth strategy for us, which exposes us to a number of risks, including:

●	compliance with applicable laws and regulations in multiple jurisdictions, including, but not limited to, internet content provider licenses and other applicable licenses or governmental authorizations;
●	policies that increase restrictions on our ability to invest in certain jurisdictions, especially in the telecommunication and internet sectors;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular talents and their agencies, third parties that promote our platform and applications and third parties that provide us technology support;
●	challenges in obtaining and maintaining sufficient intellectual property protection and rights;
●	challenges in commercializing Bigo’s platforms in international markets without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

●	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
●	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;
●	challenges in replicating or adapting our company policies and procedures to operating environments that are different from each other, including technology infrastructure;
●	challengers in meeting local advertiser demands as well as online marketing practices and conventions;
●	differences in user and advertiser reception and perception of Bigo’s applications internationally;
●	challenges in managing compliance with local labor regulations and risks associated with labor dispute across different jurisdictions;
●	fluctuations in currency exchange rates;
●	increased competition with local players in different markets and sub-markets;
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism;
●	exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment;
●	challenges of maintaining efficient and consolidated internal systems, including information technology infrastructure, and of achieving customization and integration of these systems;
●	compliance with privacy laws and data security laws, including heightened restrictions and barriers on the transfer of data between different jurisdictions; and
●	increased costs associated with doing business in multiple jurisdictions.

There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

Rising international political tension may adversely impact our business and operating results.

Although we currently operate in several key markets across the globe, and that our revenue is diversified across multiple markets, our historical business operations in China (such as YY Live) might cause our global platforms to be perceived as China-based apps and be subject to some international political tension involving China.

Political tensions between the United States and China have escalated in recent years due to various incidents and factors. In addition to the historical events, such as the trade war between the two countries since 2018 and the COVID-19 pandemic, the relationships between the United States and China continued to be subject to uncertainties. For example, in 2021, the U.S. administration maintained tariffs on Chinese imports, sanctions certain Chinese officials, blacklists dozens of Chinese companies and expanded the ban on American investment in Chinese firms with ties to the military. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies.

Additionally, the United States and various governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor, AI and other high-tech areas, which could have a material and adverse effect on our business, financial condition and results of operations. For instance, India has banned a large number of apps in 2020 out of national security concerns, many of which are China-based apps (including three of our platforms- Bigo Live, Likee and Hago), escalating regional, political and trade tensions.

Although we believe that our platforms including Bigo Live, Likee and Hago are not China-based, our previous history of conducting business in China (such as YY Live) might cause our global platforms to be perceived as China-based apps and be subject to the above mentioned international political tension related to China. The existing tensions and any further deterioration in international political tension may have a negative impact on the general, economic, political, and social conditions across the globe and adversely impact our business, financial condition and results of operations.

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

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving. Considering the nature of our business, we have been subject to infringement claims and may continue to be subject to such infringement claims from time to time. For example, we were involved in a lawsuit with Guangzhou NetEase Computer System Co., Ltd. in the past few years, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. However, we cannot predict the possible outcome of the legal proceedings of such nature. Also, these legal proceedings may be expensive, time-consuming and disruptive to our operations and divert our management’s attention. There can be no assurance that we will prevail in those legal proceedings and we cannot assure you that no intellectual property claims or lawsuits will be initiated by other companies in the future.

We have implemented procedures to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third-party consents; such procedures include requiring performers, channel owners and users to acknowledge and agree that they would not perform or upload copyrighted content without proper authorization and that they will indemnify us for any relevant copyright infringement claims. However, these procedures may not be effective in preventing unauthorized posting or use of copyrighted content on our platforms or the infringement of third-party rights. Specifically, such acknowledgments and agreements by performers, channel owners and users are not enforceable against third parties who may nevertheless file claims of copyright infringement against us. Furthermore, individual performers or channel owners who generate content on our platform that may infringe copyrights of third parties may not be easily traceable, if at all, by a plaintiff who may then choose to file a claim against us, and these individual performers and channel owners may not have resources to fully indemnify us, if at all, for any such claims. Given that, we cannot assure you that we will not become subject to other intellectual property claims and lawsuits in the jurisdictions where we have presence, including the United States, by virtue of our ADSs being listed on the Nasdaq Global Select Market, the ability of users to access our platforms in the United States and other jurisdictions, the performance of songs and other contents which are subject to copyright and other intellectual property laws of multiple jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of laws by courts in any other jurisdiction or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

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

From time to time, third parties have misappropriated our data through scraping our platforms, robots or other means and aggregated this data on their platforms with data from other companies. In addition, historically “copycat” platforms or client applications had misappropriated data on our platforms, implanted Trojan viruses in user PCs or mobiles to steal user data from YY Client (our discontinued PRC business) or other mobile applications and attempted to imitate our brand or the functionality of our platforms. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such misappropriation in a timely manner and, even if we could, technological and legal measures may be insufficient to stop all such misappropriation. In those cases, our available remedies may not be adequate to protect us against such misappropriation. Regardless of whether we can successfully enforce our rights against these third parties, any measures that we may take could require significant financial or other resources from us. Those third parties may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

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

Generally, registered patents are subject to finite terms in various jurisdictions, which may vary from jurisdictions to jurisdictions as to the specific time period, term extension and other regulatory maintenance requirements. For example, in the United States and Singapore, once a patent is granted, it will be protected for twenty years from the date of application filing. In China, the valid period of utility model patent right and design patent right is ten years and fifteen years, respectively, according to the 2020 Patent Law that became effective on June 1, 2021, and is not extendable. Currently, we have patent applications pending in multiple regions across the globe, but we cannot assure you that we will be granted patents pursuant to our pending applications or will be granted patents based on patent applications we may file in other jurisdictions. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and patents issued in other regions and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation and subject to patent infringement lawsuits if we expand our operations into such jurisdictions. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

We no longer consolidate the operating results of Huya and YY Live, which may materially and adversely affect our results of operations.

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

On November 16, 2020, we entered into definitive agreements with Baidu. Pursuant to the agreements, Baidu would acquire JOYY’s PRC video-based entertainment live streaming business, YY Live, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and we ceased consolidation of YY Live business since February 8, 2021. In light of that, our results of operations as shown in our financial statements may be adversely affected.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, some of our executive officers and key employees hold the equity interests in the variable interest entities in PRC. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the variable interest entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

Computer hackers, governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises our user data, including identification or contact information, although there has not been any compromise in the past. Any disruption to our computer systems could have a material adverse effect on our on-site operations and ability to retain and attract users.

Our results of operations are subject to substantial quarterly and annual fluctuations due to seasonality.

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during the holidays and celebrations in different cultures (including, but not limited to, Chinese New Year, Independence Day, Ramadan etc.), which negatively affects our cash flow for those periods. We may also experience a slight decrease of active users during Christmas and ending with the New Year’s Day. Historically, excluding the impact of COVID-19, our revenues from advertising have followed the same general seasonal trend throughout the year with the first quarter of the year being the weakest quarter and the fourth quarter being the strongest. Furthermore, the number of paying users of our video content platform correlates with the marketing campaigns and promotional activities we conduct from time to time. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Once our business development reaches a more mature stage, our financial results may reflect seasonal effects owing to the factors mentioned above.

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

COVID-19 had a severe and negative impact on the global economy in 2020 and 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. Uncertainty about global economic conditions poses a risk as consumers and businesses may postpone spending in response to credit constraint, rising unemployment rate, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of the world’s leading economies. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. For example, the war in Ukraine and the imposition of broad economic sanction on Russia could raise energy prices and disrupt global markets. In addition to that, in late June of 2020, the Indian government also took extensive measures to block certain China-based apps in its local market and defend for other geopolitical risks, and our platforms including Bigo Live, Likee and Hago were also perceived by the Indian government as China-based apps and were subsequently blocked, which has affected our user base and resulted a short-term impact on our operations. These worldwide and regional economic and various other conditions could have a material adverse effect on demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in global markets which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

In addition, if appropriate opportunities arise, we may acquire and/or invest in additional assets, products, technologies or businesses that are complementary to our existing business. Past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Also, there can be no assurance that we can achieve the intended objectives by such strategic investments or acquisitions. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, exposure to potential unknown liabilities of the acquired business and decrease in our gross and net margins as a result of the consolidation of the financial results of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs. Furthermore, we may be subject to negative public perception as a result of those strategic investments or acquisition and be viewed negatively by our users, investors and financial markets in general. The market value of our investments or acquisitions may also fluctuate, particularly in volatile markets, which may adversely affect our results of operations and financial condition.

We face risks associated with our long-term and short-term investments.

We currently invest a portion of our capital in long-term and short-term investments. Our long-term investments mainly consisted of investment in equity method investees, equity investments with readily determinable fair values and equity investments without readily determinable fair values, and our short-term investments mainly consisted of financial products issued by commercial banks with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. We may also suffer losses from these long-term and short-term investments, which could adversely affect our results of operations and financial condition.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2021. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Unauthorized third-party platforms may sell virtual items we offer for free on our platforms, which may affect our revenue-generating opportunities and exert downward pressure on the prices we charge for our virtual items.

We, from time to time, offer virtual items free of charge to attract users or encourage user participation in channels. Some of our users may sell or purchase such free virtual items through unauthorized third-party sellers in exchange for real currency. For example, fans of a performer may pay other users to send flowers or gifts the latter have accumulated on our platforms to the performer, in order to show support and raise the popularity ranking of the performer of their choice. These unauthorized transactions are usually arranged on third-party platforms which we do not and are unable to track or monitor. Accordingly, these unauthorized purchases and sales from third-party sellers may affect our revenue-generating opportunities and may impede our revenue and profit growth by, among other things, reducing the revenues we could have generated and exerting downward pressure on the prices we charge for our virtual items.

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

We maintain our operations in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc., and may in the future continue expanding, or seek to expand, our operations to additional jurisdictions. The global operation and expansion plan exposes us to international political, legal and economic risks, which are fluid and unpredictable. Our ability to maintain good operation in multiple countries and regions may be adversely affected by changes in international and local laws and regulations such as those related to taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security and other matters. Many, if not all of the above-mentioned risks also apply to our operations in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. where we operate or seek to operate. If any of these risks were to occur, our business, financial condition and results of operations could be materially and adversely affected by any of the risks above.

We cannot guarantee that we will be able to successfully carry out our global expansion strategy. We will face certain risks inherent in doing business internationally, including, but not limited to, difficulties in developing, staffing and simultaneously managing global operations as a result of distance, language and cultural differences; challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; challenges in obtaining and maintaining sufficient intellectual property protection and rights in various jurisdictions; dependence on local platforms in marketing our international products and services in multiple regions across the globe; challenges in selecting suitable geographical regions for international business; political or social unrest or economic instability; compliance with applicable laws and regulations in multiple regions across the globe and unexpected changes in laws or regulations; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and increased costs associated with doing business in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc.

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

Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. While a majority of our revenues and expenses are dominated in U.S. dollars, some of our expenses and revenues are denominated in various other foreign currencies, such as Renminbi, Euro, Singapore dollars, Japanese yen, Indonesian rupiah, Vietnamese dong, Thai baht, Malaysian ringgit, Turkish lira, among other currencies. We generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. Therefore, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. Because fluctuations in the value of the local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations in China and the value of our ADSs and common shares.

We conduct a portion of our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations in China, which could result in a material adverse change in our operation in China and/or the value of our ADSs. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections.

Our auditor, PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of the CSRC or other PRC government authorities may be required in connection with our offerings outside China under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. As the interpretation and application of the regulations remain unclear, although we have a majority of our revenue outside China, we are not certain if our offerings outside China may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offerings outside China, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. As a follow-up, on December 24, 2021, the State Council issued a draft Provisions of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments.

The Administrative Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Administrative Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Administrative Provisions and the Draft Administration Measures were released for public comment only, the deadline of which was January 23, 2022. There are uncertainties as to whether the Administrative Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Administrative Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2021), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. Though an officer from the NDRC further explained in a press conference held in January 2022 that such requirements currently apply only to direct overseas listing by a domestic enterprise engaging in the prohibited business in the 2021 Negative List, given that the CSRC is formulating new rules to regulate the direct and indirect overseas listing, the possibility that these requirements under the 2021 Negative List will apply to indirect overseas offering and listing of PRC domestic enterprises with contractual arrangements like us may not be ruled out in the future. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect in China may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the Draft Cyber Data Security Regulations, are required for our offerings outside China, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or review procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offerings outside China, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offerings outside China. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings outside China before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offerings outside China, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We believe that we are not a Singapore tax resident for Singapore income tax purposes. However, our tax residence status is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that we are a Singapore tax resident for Singapore income tax purposes, the portion of our single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief, where Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022. If we are regarded as a Singapore tax resident, any dividends received or deemed received by us in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if we are considered a Singapore tax resident, dividends paid to the holders of our common shares and ADSs will not be subject to withholding tax in Singapore. Regardless of whether or not we are regarded as a Singapore tax resident, holders of our common shares or the ADSs who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our common shares or the ADSs if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our common shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our common shares or the ADSs is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. See “Item 10. Additional Information—Taxation—Singapore Taxation.”

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

●	We only have contractual control over our platforms in China. The variable interest entities own our platforms in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If any of the variable interest entities breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.
●	There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and the variable interest entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Corporate Structure—If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation.”
●	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, or the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations in China. If our PRC operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must be the registered holders of the domain names or trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business within China were entered into by the variable interest entities, and such arrangements are in compliance with this notice. The variable interest entities also own the related domain names and trademarks, and hold the ICP License necessary to conduct our operations in China.

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

On February 3, 2015, the PRC State Administration of Taxation issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or the SAT Circular 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698. Pursuant to SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at a rate of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 7. SAT Circular 37 purports to clarify certain issues by providing the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld. Currently, the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange is not considered an “indirect transfer” subject to the rules described above.

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

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017 and on December 29, 2018, respectively, the statutory enterprise income tax rate is 25%. However, BaiGuoYuan Technology renewed its qualification as a high and new technology enterprise, or HNTE, on December 20, 2021 and, subject to the approval of an annual review by competent tax authorities in Guangdong, would be entitled to enjoy a preferential enterprise income tax rate of 15% for three years, from 2021 through 2023. In addition, in 2018, Guangzhou Huanju Shidai was qualified as a “Key National Software Enterprise” after relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% and enjoyed an overall 15% preferential tax rate as a HNTE from 2020. Guangzhou Huanju will need to re-apply for HNTE qualification renewal in 2022. Guangzhou BaiGuoYuan was qualified as a Software Enterprise and enjoyed the zero preferential tax beginning from 2018 and 12.5% preferential tax rate beginning from 2020. However, if any of the abovementioned companies fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to 25% or the applicable standard tax rate, which could materially and adversely affect our financial condition and results of operations.

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

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, subsequently amended on June 22, 2009, that are commonly referred to as the M&A Rules. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation— Regulations on Overseas Listing by Domestic Companies.” The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. According to the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and became effective on September 1, 2011 and Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. As the Foreign Investment Security Review Measures was relatively new, there are great uncertainties with respect to its interpretation and implementation. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. If our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share in China through future acquisitions would as such be adversely affected.

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

Since there remains uncertainty with respect to the interpretation and implementation of Circular No. 37, and we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations, including, but not limited to, any delay in subsequent filings, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Our PRC subsidiaries and the variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on proceeds from corporate transactions such as the sales of Huya and YY Live, and dividends from our subsidiaries, including PRC and non-PRC subsidiaries, as well as consulting and other fees paid to us by the variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2021, appropriations to statutory reserves amounting to US$26.8 million were made by twenty-nine variable interest entities. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and the variable interest entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Our capital expenditures are primarily used to purchase office space.

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

With the sale of YY Live to Baidu being substantially completed with certain customary matters, including necessary regulatory approvals from government authorities, remaining to be completed in the future, the majority of our revenue and operating cash would be from non-PRC subsidiaries, and our reliance on dividends from PRC subsidiaries would be limited.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Standing Committee of the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law, which took effect on January 1, 2020, and on December 12, 2019, the Implementation Regulations of Foreign Investment Law was promulgated by the State Council, which simultaneously came into force on January 1, 2020. The Foreign Investment Law, together with the Implementation Regulations of Foreign Investment Law, replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. This law is the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Implementation Regulations of Foreign Investment Law provide detailed rules for the principles of investment protection, promotion and management set forth in the Foreign Investment Law.

The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements under the “variable interest equity” structures as a form of foreign investment. The Foreign Investment Law further stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, it is possible that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a form of foreign investment, and then whether the contractual arrangements will be recognized as a foreign investment, whether the contractual arrangements will be deemed to be in violation of the access requirements of foreign investment and how the contractual arrangements will be interpreted and handled remain uncertain. Conversely, if contractual arrangements are then incorporated as a form of foreign investment, it may materially impact our corporate governance practice and increase our compliance costs.

Content posted and displayed on our platforms operated in China may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Such regulations may intensify and become more stringent from time to time, subjecting us to increased levels of content monitoring requirements, which may increase our expenses and risk of non-compliance with relevant PRC regulations. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements by our platform in China may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulation.”

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

Since our inception, we have worked closely with relevant government authorities to monitor the content on our platforms and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to timely determine in all cases the types of content that could result in our liability as an internet operator, and if any of our internet content on our platform operated in China is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our users or third-party service providers on our platforms operated in China or for content we distribute that is deemed inappropriate. For example, we have previously been subject to a few warnings and fines in an aggregate amount of RMB0.2 million in 2018 for having inappropriate content on our platforms. Although we corrected these non-compliances and undertook measures to prevent the recurrence of such instances, it may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. In April 2019, Bilin, a mobile instant communication application of ours that contributed an insignificant portion of our total revenues, in accordance with the requirements of the Office of the Cyberspace Affairs Commission, ceased its services. Additionally, in September 2021, Hello, our real-time voice interactive platform operated in China was temporarily removed from the app store at the request of the Office of the Central Cyberspace Affairs Commission and is currently undergoing active rectification. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users and third-party partners and developers, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content uploaded to our website and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content. Users may upload content or images containing content that infringes upon third-party copyrights or other illegal content and we may be subject to claims, including infringement claims or become involved in litigation proceedings due to such content. As a result, our reputation, PRC business and results of operations may be materially and adversely affected.

For clarification, with the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities, we believe the majority of our business, especially our global platforms that operated outside China, is not subject to the above regulations.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to overseas parties. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China, and restrictions on the provision of documents, materials, data and personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Uncertainties exist with respect to the Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations and financial position in China.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines for Internet Platforms was relatively new, we are uncertain to estimate its specific impact on our business, financial condition, result of operations and prospects in China. Considering the majority of our current business is outside of China, we believe we are not in such a market-dominating position in China, but the interpretation and application of such regulations may depend on various factors and we cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

In addition, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. Moreover, The Anti-Monopoly Guidelines for Internet Platforms aims at specifying some of the circumstances under which an activity of internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. These constraints could also include forced termination of any agreements or arrangements that are determined by governmental authorities to be in violation of anti-monopoly laws, which may compromise our pursuit of investment and mergers and acquisitions strategy. The strengthened enforcement may have more substantial and significant influences on, among others, mergers and acquisition transactions, business practices and investment, which may under certain circumstances further adversely affect our business strategy, financial conditions and reputation.

Risks Related to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations in China.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or the MOC, currently known as the Ministry of Culture and Tourism, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, currently known as the State Administration of Press Publication, Radio, Film and Television after combination of SARFT and GAPP, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities and from engaging in the business of transmitting audio-visual programs through information networks. In addition, according to the 2021 Negative List promulgated by the National Development and Reform Commission and the MOC on December 27, 2021 and effective on January 1, 2022, other than e-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers must not be more than 50%.

We are an exempted company incorporated in the Cayman Islands. We conduct part of our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiaries and the respective shareholders of our PRC variable interest entities. As a result of these contractual arrangements, we exert control over the variable interest entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the variable interest entities are attributed to us. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the common shares thus are not purchasing equity interest in the variable interest entities but instead are purchasing equity interest in a Cayman Islands holding company. The Foreign Investment Law, which promulgated by the Standing Committee of the National People’s Congress on March 15, 2019 and became effective on January 1, 2020, does not explicitly stipulate the contractual arrangements under the “variable interest equity” structures as a form of foreign investment. Nevertheless, we cannot assure you that there will not be any further changes in the regulatory regime in the future. For more information, please see “—Risks Related to Doing Business in Jurisdictions We Operate—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations in China. We may not be able to fully repay the notes and other indebtedness, and our shares may decline significantly in value, if we are unable to assert our contractual control rights over the assets of the variable interest entities. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

Based on understanding of current PRC laws, rules and regulations of our PRC counsel, Fangda Partners, our current ownership structure for our business operations, the ownership structure of our PRC subsidiaries and the variable interest entities, the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, as described in this annual report on Form 20-F, are in compliance with existing PRC laws, rules and regulations. However, we were further advised by Fangda Partners that there is substantial uncertainty regarding the interpretation and application of current or future PRC laws and regulations and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC counsel.

If our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or the variable interest entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the variable interest entities, revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or the variable interest entities, shutting down our servers or blocking our platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations in China, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations in China and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

We rely on contractual arrangements with the variable interest entities and their shareholders for some of our operation in China, which may not be as effective as direct ownership. If the variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or other legal proceedings to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with the variable interest entities in which we have no ownership interest to conduct some of our business in China. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. For additional details on these ownership interests, see “—Risks Related to Our Business and Industry—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services” and “Item 4. Information on the Company—A. History and Development of the Company.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of the variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business currently operated in China in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these variable interest entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if the variable interest entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC laws, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, Beijing Arbitration Commission or Guangzhou Arbitration Commission as applicable, the ruling of which will be final and binding. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over the variable interest entities. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations in China could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2022, Mr. David Xueling Li, our co-founder, chairman and chief executive officer, and his affiliates, held 78.5% of the total voting power. Mr. David Xueling Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. Li could violate the terms of his non-compete or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, our major shareholder who beneficially owned 8.7% of our outstanding shares as of March 31, 2022, has delegated the voting rights of the shares that he holds in our company to Mr. Li. Mr. Lei is active in making investments in internet companies in China and currently holds direct and indirect interests in Xiaomi and iSpeak, which competes with certain of our lines of business, and other entities which may have businesses that compete with ours. Xiaomi Corporation (HKEX: 01810) is an internet company with smartphones and smart hardware connected by an IoT platform at its core, which has started offering online performance and live broadcasting services recently. iSpeak is owned by Mr. Lei in part through Kingsoft Corporation Limited, which is engaged in the research, development operation and distribution of online games, mobile games, casual game services and internet software. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

The shareholders of our PRC variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Certain selected individuals, who are PRC citizens, from our senior management team are nominee shareholders of the variable interest entities in essence. The interests of such nominated individuals as the controlling shareholders of the variable interest entities may differ from the interests of our company as a whole, as what is in the best interests of the variable interest entities may not be in the best interests of our company. Similarly, two individuals from the senior management team of Bigo collectively own all equity interest of each of Chengdu Yunbu Network Technology Co., Ltd., or Chengdu Yunbu, Chengdu Luota Network Technology Co., Ltd., or Chengdu Luota, and Chengdu Jiyue Network Technology Co., Ltd., or Chengdu Jiyue, respectively. We cannot assure you that when conflicts of interest arise, the shareholders of our PRC variable interest entities will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, the shareholders of our PRC variable interest entities may breach or cause our consolidated variable entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of our PRC variable interest entities may encounter in his/her capacity as a shareholder or director of the variable interest entities, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with the shareholders of our PRC variable interest entities to cause them to transfer all of his equity ownership in our consolidated variable interest entities to a PRC entity or individual designated by us, and this new shareholder of our consolidated variable entities could then appoint a new director of our consolidated variable entities to replace the existing directors. In addition, if such conflicts of interest arise, our wholly owned PRC subsidiaries, could also, in the capacity of attorney-in-fact for the shareholders of our PRC variable interest entities as provided under the relevant powers of attorney, directly appoint a new director of our consolidated variable entities to replace the existing directors. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders and the nominated individuals of our PRC variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business in China and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by the variable interest entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entities, such entities hold certain assets, such as patents for the proprietary technologies that are essential to the operations of our platforms and important to the operation of our business. If any one of the variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any one of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in China, and the shareholders of the variable interest entities, or VIEs, each shareholder of each variable interest entities agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE’s performance of their obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAMR, except that the equity interest pledge by Mr. Wenzhi Cai of his equity interests in Guangzhou AnSiChuang Information Technology Co., Ltd., or Guangzhou AnSiChuang, the equity interest pledge by the shareholder of Beijing Cengcengceng Information Technology Co., Ltd., or Beijing Cengcengceng, of his equity in Beijing Cengcengceng and the equity interest pledge by the shareholders of Shanghai Ruogu Information Technology Co., Ltd. or Shanghai Ruogu, of their equity in Shanghai Ruogu have not been registered. The equity interest pledge agreements with each of the VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge which are not limited by the amount of the registered capital of that VIE. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with the variable interest entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with the variable interest entities. Such tax generally includes the PRC value added tax, or the VAT, along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the variable interest entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of the variable interest entities adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by either of the variable interest entities and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if the variable interest entities’ tax liabilities increase or if it becomes subject to late payment fees or other penalties.

If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected.

With the sale of YY Live being substantially completed with certain customary matters, including necessary regulatory approvals from government authorities, remaining to be completed in the future, we believe the majority of our business, especially our global platforms that operated outside China, is not subject to the PRC regulations that require us to obtain and maintain certain licenses and approvals through the variable interest entities as we used to be. Yet as we maintain some our audio and video capabilities and functions in China, we will need to obtain additional qualifications, permits, approvals or licenses. In addition, with respect to specific services offered online, we or the service or content providers may be subject to additional separate qualifications, permits, approvals or licenses. We cannot assure you that we or the service or content providers will be granted such qualifications, permits, approvals or licenses in a timely manner or at all. Prior to the receipt of such qualifications, permits, approvals or licenses, we may be deemed as being in violation of relevant laws or regulations and be subject to penalties.

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

Because we still have a substantial number of employees in China, we are primarily subject to labor laws and regulations in China and any changes to the applicable laws and regulations. Pursuant to the labor contract law that took effect in January 2008 and was amended on July 1, 2013 and its implementation rules that took effect in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees’ employment or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On July 20, 2018, General Office of the Communist Party of China and the State Council promulgated the Reform Plan for Collection and Management System of National and Local Taxes, or the Tax Reform Plan, which became effective on the same day. According to the Tax Reform Plan, all social insurance premiums, such as basic pension insurance premium, basic medical insurance premium, unemployment insurance premium, work-related injury insurance premium and maternity insurance premium, shall be collected uniformly by the relevant tax authorities starting from January 1, 2019.

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

We issue virtual currency to users on our platforms currently operated in China for them to purchase various items to be used in channels, including music channels. We are in the process of adjusting the content of our platforms currently operated in China but we cannot assure you that our adjustments will be sufficient to comply with the relevant laws. Moreover, although we believe we do not offer virtual currency transaction services, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition and results of operations in China.

We face risks related to geopolitical events, natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

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

Our business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third-party game developers and landlords, we cannot be certain whether such third party has or will infringe any third parties’ legal rights or violate any regulatory requirements. We regularly identify irregularities or non-compliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. Currently, certain of our offices in China for daily operations and certain other properties serving as dormitories and canteens in China are on leased premises, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses.

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

The daily closing trading prices of our ADSs ranged from US$40.50 to US$147.80 in 2021. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies in the global online entertainment industry or with business operations located mainly in the same markets as ours. The sale of a significant number of the ADSs, common shares or other equity securities in the public market, or the perception that such sales may occur, could also materially and adversely affect the market price of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. With the sale of YY Live being substantially completed with certain customary matters, including necessary regulatory approvals from government authorities, remaining to be completed in the future, and the majority of our business operations outside China, we do not believe that we are comparable to these Chinese companies. But our previous history of conducting business in China (such as YY Live, our discontinued PRC business) might cause investors to perceive us as a Chinese company, and the trading performances of certain Chinese companies’ securities after their offerings, including companies in internet and social networking businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

●	variations in our net revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	downgrades, suspension or termination of coverage by industry or securities analysts that publish research or reports on us;
●	changes in the number of our registered or active users;
●	fluctuations in the number of paying users or other operating metrics;
●	failure on our part to realize monetization opportunities as expected;
●	additions or departures of key personnel;
●	dilution of the ownership interests of our ADS holders due to conversions of our convertible senior notes due 2025 or 2026, or from the unwinding of capped call transactions in connection with our convertible senior notes due 2025 or 2026;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	detrimental negative publicity about us, our competitors or our industry;
●	potential litigation or regulatory proceedings or changes; and

●	volatility in the stock market.

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

Much of the scrutiny and negative publicity on the target companies has centered on allegations of lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions. Even though our major operations are outside of China after the sale of YY Live, which was substantially completed though certain customary matters remaining to be completed in the future, we were and may continue to be subject to such risks.

We are currently, and may in the future be, the subject of unfavorable allegations made by short sellers. On November 18, 2020, Muddy Waters Capital LLC, an entity unrelated to us, issued the Muddy Water short seller report (the “Report”) containing certain allegations against us. Our audit committee has conducted an independent review of the allegations raised in the Report related to our YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts. Our announcement dated February 8, 2021 disclosed the conclusion of the independent review, which concluded that the allegations raised and conclusions reached in the Report about our YY Live business were not substantiated. On March 26, 2021, our audit committee also concluded its work as to the handful of claims in the Report unrelated to the YY Live business (concerning Bigo) and likewise found the short seller allegations unsubstantiated. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to utilize a significant portion of our resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could divert management’s attention from the day-to-day operations of our Company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We were defending against a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit. On March 9, 2022, the court granted the defendants’ motion to dismiss and dismissed the operative complaint in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the final resolution of this lawsuit, and there might be other class actions or regulatory enforcement actions in connection with such allegations. Any adverse outcome of this case, including any plaintiff’s appeal of the judgment in this case, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Even if the allegations against us may ultimately be proven to be groundless, we may have to utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. In addition, in response to the Report, we may be subject to further due diligence and investigations conducted by competent third-party advisors or regulatory authorities. We cannot predict or provide any assurance as to the timing, outcome or consequences of such reviews and investigations, and we have incurred and may continue to incur significant expenses related to legal, accounting, and other professional services in connection with matters relating to or arising from the such reviews and investigations.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A common shares and on the receipt of distributions on the ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or Class A common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A common shares. Alternatively, U.S. holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a “mark-to-market” election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. holders to make such election. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares if we are treated as a PFIC for our current taxable year or any future taxable year (including the possibility of making a “mark-to-market” election and the unavailability of an election to treat us as a qualified electing fund). For more information see “Item 10. Additional Information—E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share, voting together as one class on all matters requiring a shareholders’ vote and which are voted upon by way of a poll. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale, pledge, transfer or assignment or disposition of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, Messrs. David Xueling Li, Jun Lei and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share will be automatically and immediately converted into one Class A common share, and we will not issue any Class B common shares thereafter. Furthermore, if at any time more than 50% of the ultimate beneficial ownership of any holder of Class B common shares (other than our founders or our founders’ affiliates) changes, each such Class B common share will be automatically and immediately converted into one Class A common share.

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2022, Mr. David Xueling Li and his respective affiliates, held 78.5% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

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

In June, 2019, we completed the offering of US$500 million in aggregate principal amount of convertible senior notes due 2025 and US$500 million in aggregate principal amount of convertible senior notes due 2026. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indentures for the convertible senior notes define a “fundamental change” to include, among other things and subject to certain qualifications specified therein: (i) any person or group becoming a direct or indirect beneficial owner of our company’s common share capital (including common share capital held in the form of ADSs) representing more than 50% of the voting power of our common share capital, or Lei Jun, Top Brand Holdings Limited, David Xueling Li and YYME Limited and their affiliates collectively becoming the direct or indirect beneficial owner of Class A common shares representing more than 50% of the number of outstanding Class A common shares; (ii) any recapitalization, reclassification or change of our Class A common shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger of our company pursuant to which our Class A common shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of our consolidated assets, taken as a whole, to any person other than one of our subsidiaries; (iii) the approval of any plan or proposal for the liquidation or dissolution of our company by our shareholders; (iv) our ADSs ceasing to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules in the PRC or the official interpretation or official application thereof that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in principal amounts of US$1,000 or integral multiples thereof. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2022, we had 1,091,392,968 Class A common shares (excluding 226,447,496 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, which could limit the ability of holders of our Class A common shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the currently effective memorandum and articles of association.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee and the corporate governance and nominating committee be an independent director. Currently, Mr. David Xueling Li and Mr. Qin Liu, who serves on our compensation committee and corporate governance and nominating committee, respectively, are not independent directors. We also relied on the exemption available to foreign private issuers to the requirement that shareholder approval should be obtained in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and the requirement that shareholder approval should be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We relied on home country practice exemption and did not convene a shareholder meeting to approve the 2019 Arrangement and the Amended and Restated 2011 Share Incentive Plan. We also relied on home country practice exemption and did not solicit proxies or provide proxy statements for all meetings of shareholders and provide copies of proxy solicitation to Nasdaq. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” for more information. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A common shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You are only able to exercise the voting rights which are carried by the underlying Class A common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares represented by your ADSs in accordance with your instructions. You are not able to directly exercise your right to vote with respect to the underlying Class A common shares represented by your ADSs unless you withdraw the shares from the depositary and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is at least ten clear days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A common shares underlying represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, our directors may close our register of members (subject to compliance with Nasdaq Global Select Market rules) or, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A common shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are to be voted and you may have no legal remedy if the underlying Class A common shares underlying represented by your ADSs are not voted as you requested. The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares represented by your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

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

ITEM 4.               INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in April 2005 with the establishment of Guangzhou Huaduo in China. In July 2011, we established an exempted company with limited liability in the Cayman Islands, YY Inc., as our holding company. Effective December 20, 2019, we changed our corporate name from “YY Inc.” to “JOYY Inc.” We began trading under the new corporate name on December 30, 2019. Historically, we primarily conducted the majority of our operations in China from the inception of our business operation to 2018. We have substantially expanded our operations outside China since 2019, after we completed the acquisition of Bigo in March 2019.

Currently, we mainly operate our global business through the following significant subsidiaries:

●	Bigo Technology Pte. Ltd.;
●	Likeme Pte. Ltd.;
●	PageBites, Inc.;
●	Guangzhou BaiGuoYuan Information Technology Co., Ltd.; and

●	Guangzhou Huanju Shidai Information Technology Co., Ltd.

We also conduct part of our business in China primarily through the following significant variable interest entities and some of their subsidiaries:

●	Guangzhou Huaduo Network Technology Co., Ltd.; and
●	Guangzhou BaiGuoYuan Network Technology Co., Ltd.

YY Inc. completed an initial public offering of 7,800,000 ADSs, representing 156,000,000 Class A common shares, in November 2012. On November 21, 2012, our ADSs were listed on The Nasdaq Stock Market under the symbol “YY.” In December 2012, in connection with the initial public offering, we also completed the over-allotment offering of an additional 1,170,000 ADSs, representing 23,400,000 Class A common shares. On August 21, 2017, we completed our registered follow-on public offering and over-allotment to the underwriters. We issued and sold a total of 6,612,500 ADSs in these transactions, representing 132,250,000 Class A common shares. We received the net proceeds of US$442.2 million, after deducting commissions and offering expenses.In 2017, we established HUYA Inc., Huya Limited, a wholly owned subsidiary of HUYA Inc. in Hong Kong and Guangzhou Huya Technology Co., Ltd., or Huya Technology, wholly-owned by Huya Limited. In July 2017, Huya Technology, Guangzhou Huya and its shareholders, Guangzhou Huaduo and Guangzhou Qinlv, entered into a series of VIE agreements, through which Huya Technology exercises effective control over the operations of Guangzhou Huya. Guangzhou Huya has obtained the licenses to provide internet-related service in the PRC. On March 8, 2018, we and HUYA Inc., through our respective PRC affiliated entities, entered into a non-compete agreement. Pursuant to this non-compete agreement, we agree not to compete with HUYA Inc. in certain areas of its core business, for a term of four years from the date of this non-compete agreement.

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

In March 2019, we completed the acquisition of the remaining 68.3% of equity interest in Bigo from the other shareholders of Bigo, including Mr. David Xueling Li, our chairman of the board of directors and chief executive officer. We paid US$343.1 million in cash to the selling shareholders of Bigo, and resulted in issuance of 38,326,579 Class B common shares to Mr. David Xueling Li and 305,127,046 outstanding Class A common shares to Mr. David Xueling Li and other selling shareholders of Bigo. As of the date of this annual report, we wholly own Bigo.

In June 2019, we completed the offering of US$500 million in aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes, and US$500 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes, which included the exercise in full by the initial purchasers of their option to purchase an additional US$75 million in aggregate principal amount of the 2025 Notes and US$75 million in aggregate principal amount of the 2026 Notes. We collectively refer to the 2025 Notes and the 2026 Notes as the Notes in this annual report. The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The initial conversion rate of the 2025 Notes is 10.4271 ADSs per US$1,000 principal amount of the 2025 Notes. The initial conversion rate of the 2026 Notes is 10.4271 ADSs per US$1,000 principal amount of such the 2026 Notes. The relevant conversion rate for each series of the Notes is subject to adjustment upon the occurrence of certain events. The 2025 Notes bear interest at a rate of 0.75% per year, and the 2026 Notes bear interest at a rate of 1.375% per year. Interest on the both the 2025 Notes and 2026 Notes will accrue from, and including, June 24, 2019 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. We may not redeem the Notes prior to maturity, unless certain tax-related events occur. The holders may require us to repurchase all or part of their Notes in cash on June 15, 2023, in the case of the 2025 Notes, and June 15, 2024, in the case of the 2026 Notes, or in the event of certain fundamental changes. In connection with the offering the 2025 Notes and the 2026 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$127.87 per ADS and is subject to adjustment under the terms of the capped call transactions.

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

On November 16, 2020, we entered into definitive agreements with Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu will acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In August 2021, December 2021 and April 2022, we and Baidu have agreed to extend the long stop date of the proposed acquisition to a date mutually agreed upon by the parties. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us and our designated escrow account.

Our principal executive offices locate at 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KYI-1111, Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirements” for a discussion of our capital expenditures and divestitures.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.joyy.com. The information contained on our website is not a part of this annual report.

B. Business Overview

Overview

We operate leading global online social entertainment platforms, offering users around the world a uniquely engaging and immersive experience across various video and audio-based social platforms, such as live streaming, short-form videos, instant messaging, casual games, and others.

Our platforms are available in more than 150 countries. Our global monthly active users are spread across a number of markets over the globe, including North America, Europe, the Middle East, Southeast Asia, Eastern Pacific regions and others, and reached 280 million in the fourth quarter of 2021. Our revenue is well diversified across these markets.

JOYY operates several online social entertainment platforms, including:

●	Live streaming platform —Bigo Live: Bigo Live, available in 22 languages, is a leading global social and entertainment live streaming platform, serving users in over 150 countries. Bigo Live provides an interactive online stage for global users to host and watch live streaming sessions, share their life moments, showcase their talents and interact with people across the world. Bigo Live has extensive presence in North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, among others.
●	Short-form video platform — Likee: Likee is a leading global short-form video social platform. With the easy, all-in-one and powerful video creation tools as well as the personalized feed, Likee empowers its users to easily create, share and discover short videos. Likee is committed to building a long-term relationship with content creators, which in turn increases user engagement and boost connectivity. Likee has extensive presence in Southeast Asia, the Middle East and Europe.
●	Multiuser social networking platform —Hago: Hago is a multiuser social networking platform that has extensive presence in Southeast Asia, the Middle East, and South America. Hago provides over 300 casual games, integrating social features such as audio and video livestreaming, multiuser voice interactive party games, interested-based community and channel, among others, which encourages young users to use these features to establish and maintain social connections while enjoying casual games.
●	Instant Messenger— imo: imo is a global instant messenger that provides audio and video communication service to its users. It has attracted a massive and highly engaged video-oriented user base in South Asia, the Middle East and other regions, by offering frictionless audio and video calls and other communication tools such as group calls, and document sharing, among others.

In the past, we also operated a live streaming platform (our discontinued PRC business) — YY Live. YY Live is an interactive and comprehensive video-based entertainment live streaming social media platform, offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. On November 16, 2020, we entered into definitive agreements with Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu will acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In August 2021, December 2021 and April 2022, we and Baidu have agreed to extend the long stop date of the proposed acquisition to a date mutually agreed upon by the parties. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us and our designated escrow account.

Since our inception in 2005, we have incubated, developed, and monetized several social entertainment products and platforms, and accumulated deep expertise in building and operating vibrant video-based social entertainment platforms. With our business model tested first in China, foreseeing the massive global opportunities, we began to expand our global business first by investing in Bigo in 2014, followed by the internationalization of Hago, and by acquiring Bigo in March 2019. We started to implement our globalization initiative by replicating our business model in several other markets across the world, and achieved decent growth in our global business. Our total revenue increased from US$900.7 million in 2019 to US$2.6 billion in 2021, achieving a CAGR of 70.5%.

Artificial intelligence (AI) technology is the backbone of our business success and integrated to all critical aspects of our services and broader business operations. Our AI technology empowers product features and services such as visual and voice recognition, personalized content recommendation and distribution, as well as automated product beta testing and critical corporate decision-making, such as budgeting, which not only improved user experience and enhanced our operational and managerial efficiency.

With our global operational network, we believe our localized, diverse and abundant contents and social entertainment experience position us well to increase our global market share, and to attract, engage and monetize new users. Currently, we monetize our user base mainly through virtual tips for live streaming. We are also exploring additional monetization opportunities and diversifying our main revenue streams, such as advertising, subscription and e-commerce.

Our Platforms and Products

Bigo Live

Bigo Live is a leading global social live streaming platform. Bigo Live enables its users to use live streaming as a tool to share their life moments, showcase their talents, socialize and connect with other users from all around the world. Six years after its product launch in 2016, Bigo Live has established a strong presence in North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions etc.

Bigo Live has built an engaged, interactive and diverse community. Supported by over 30 regional offices located in different countries across the globe and around 3,000 local operational staff, Bigo Live has been enlarging its talent pool of content creators and expanding localized content library, catering to the interests of its diverse user base, via various cross-industry partnerships and a series of localized operational activities. Bigo Live has expanded into a handful of categories, such as music, dance, comedy, gaming, lifestyle, etc. In the fourth quarter of 2021, the average mobile monthly active users of Bigo Live reached 32.2 million, increasing by 11.9% from the same period in 2020.

Bigo Live currently monetize its user base mainly through virtual tips for livestreaming. Users can purchase in-app virtual items and send them as virtual gifts to their favorite hosts to show appreciation and provide them with monetary rewards. Driven by continued user base expansion and enhanced monetization capacity, Bigo Live’s livestreaming revenue increased by 31.3% in 2021.

Among the various platforms operated by the Company, Bigo Live is currently the largest revenue contributor. Bigo Live was ranked as one of the Top 10 Apps by Worldwide Consumer Spend in 2021, according to the data from Data.AI (formerly known as App Annie).

Likee

Likee is a leading global short-form video social platform. Launched in 2017, Likee enables users to easily create, share and discover short-form videos, empowered by its easy and all-in-one video creation tools such as filters and special effects, and AI-backed personalized feed. Likee has extensive global presence, with primary user base located in Southeast Asia, the Middle East and Europe. In the fourth quarter of 2021, the average mobile monthly active users of Likee was 67 million.

In the past years, Likee has been dedicating its efforts to cultivate a localized and diverse content community. Likee has facilitated a large volume of user generated short-form video content to be produced, uploaded, viewed, shared and commented on a daily basis. In the fourth quarter of 2021, over 20% of Likee’s active users produced their own short-form video or hosted their own livestreaming sessions.

In 2021, we fined tuned Likee’s marketing strategy since the first quarter of this year and further prioritized our efforts in identifying, cultivating and supporting talented content creators. Through a series of creator support programs, Likee provided the creators across various genres with supportive user traffic, efficient content creation tools, professional support from localized operation teams, and diverse monetization methods to pave a path for their long-term personal growth and career development.

As part of Likee’s efforts to cultivate and support creators, Likee rolled out a series of upgrades to its product features. For example, in the third quarter of 2021, Likee introduced a new product feature called “Superlike,” enabling users to use Superlike to publicly endorse their favorite creators and support premium content. Likee introduced another new feature called “Superfollow” in the fourth quarter of 2021 to enable creators to publish exclusive content for their Superfollowers by earning a monthly subscription fee. We believe these new features will provide more diverse monetization channels to creators, enrich their interactions with fans, and incentivize them to produce more individualized and high-quality content.

Likee continued to organize a variety of offline local events to increase the activeness of its user and creator communities around the globe. For example, in the second quarter of 2021, Likee hosted the third season of the “Likee Star Idol” talent show in Indonesia. In collaboration with a local entertainment company, Likee selected five top participants to form a pop girl group called “Dreamgirls,” whose debut soundtrack and music video garnered playback on more than 160 Indonesian radio stations, attracting a slew of offers for touring concerts and commercial advertising.

Likee kicked off monetization in 2020. Leveraging on Bigo Live’s local operational capabilities and successful monetization experience, Likee currently monetizes its user base mainly through virtual tips for live streaming. Likee’s livestreaming revenue increased by 97.8% in 2021. In addition to livestreaming, Likee is also exploring additional monetization opportunities. It has made some preliminary progress on brand advertisements, helping brands to promote their business or product on Likee’s platform, via advertisements displayed on the app opening page and video feeds.

Hago

Launched in 2018, Hago is a multiuser social networking platform, with primary presence in Southeast Asia, the Middle East, and South America. It provides over 300 casual games, integrating social features such as audio and video livestreaming, multiuser voice interactive party games, interested-based community and channel, etc., which encourage young users to establish and maintain social connections while enjoying casual games. In the fourth quarter of 2021, the average mobile monthly active users of Hago was 9.5 million.

In 2021, we made some strategic changes to Hago’s positioning, transitioning from an interactive platform primarily focused on casual games to an audio and video multiplayer social networking platform. We made several features iteration in 2021, including the Hago 4.0 update with a major revamp for its channel feature focusing on the improvement of multiuser social interactive activities, and the virtual family group functions, etc. Following a series of adjustments, we accomplished a preliminary transformation in Hago’s traffic structure, driving further improvements in user interaction, improving Hago’s featured channel penetration rate by 7.4%, 4.0% and 2.2% in the second, third and fourth quarter of 2021, respectively, on a quarter over quarter basis.

Hago currently monetizes its user base mainly through virtual tips for live streaming. In 2021, mainly driven by the expansion of its paying users, Hago’s livestreaming revenue increased by 54.6%.

imo

imo is a global instant messenger which provides audio and video communication service to its users. It has attracted a large and engaged video-oriented user base in South Asia, the Middle East and other global regions, by offering frictionless video calls and other communication tools such as group calls, document sharing, etc. imo fulfills the video communications needs of users in a variety of personal and business-oriented communication scenarios. In the fourth quarter of 2021, the average mobile monthly active users of imo reached 171.3 million.

Imo currently monetizes its users mainly by advertisement and livestreaming. By diversifying services offerings within imo, we bolstered social interactions among its users and broadened its monetization opportunities. In 2021, imo launched a new feature called VoiceClub, which is an online real-time voice communication space, enabling users to establish connections with users beyond their existing network. VoiceClub also enables users to send virtual gifts to their friends to express their support and appreciation. As a result, imo’s livestreaming revenue increased by 193.7% in 2021. imo will continue to focus on further improvement of its communication experience, explore additional monetization features and further enhance its monetization capabilities.

YY Live (Discontinued)

In the past, we also operated a live streaming platform (our discontinued PRC business) — YY Live. YY Live is an interactive and comprehensive video-based entertainment live streaming social media platform, offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. On November 16, 2020, we entered into definitive binding agreements with Baidu and made certain amendments on February 7, 2021, pursuant to which our PRC video-based entertainment live streaming business or YY Live will be acquired by Baidu, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in our consolidated financial statements as discontinued operations, and accordingly, we ceased consolidation of YY Live business since February 8, 2021. In August 2021, December 2021 and April 2022, we and Baidu have agreed to extend the long stop date of the proposed acquisition to a date mutually agreed upon by the parties. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us and our designated escrow account, and the necessary regulatory approval with respect to the proposed acquisitions has not been obtained yet.

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

Technology

Our proprietary technologies are the backbone of our products and services. We enhance our user experience though a variety of advanced technology, including our AI-based content recommendation technology, to accurately and efficiently identify and deliver tailored short-form video clips and live streaming content to our users. As a leading provider of large-scale multi-user voice- and video-enabled online service, we continually improve our technologies. Our capability to provide superior user experience is further supported by our highly scalable infrastructure, proprietary algorithms and software, and tailored devices for optimal live broadcasting performance, which help enable low latency, low jitter and low loss rates in delivering voice and video data even with weak internet connection.

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

Our adaptive audio and video encoding, transmission and decoding algorithms are conducive to delivering superior audio and video experience based on users’ local setup, including locations, devices, network condition and personal preference, optimizing both fluency and latency at the same time.

Large, dedicated cloud-based network infrastructure

In 2021, we continued to develop and expand our global data center network, to provide top-quality, real-time video and audio services to our users worldwide. Our infrastructure provides seamless integration and is highly customized for supporting our services with significant flexibility. Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice- and video-enabled real-time online interactions. We own over 34,000 servers which are hosted in the data centers we lease from third parties across the world as of December 31, 2021. Our cloud-based network infrastructure provides quality data delivery and enable many users to interact online from anywhere with ease and speed.

Our system is designed for scalability and reliability to support growth in our user base. The number of our servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease and relatively lower cost, given the flexibility of renting data centers to host additional servers in any high traffic regions in our network. We believe that our current network facilities and broadband capacity provide us with sufficient capacity to carry out our current operations, and can be expanded to meet additional capacity relatively quickly. The amount of bandwidth we lease is continually expanded to reflect increased peak concurrent user numbers. We have been developing and expanding our data centers network around the world, focusing on Asia, Europe and the Americas. Our data centers’ key technological mechanisms include optimized data access, automated switch of servers, and intelligent routing, which help ensure the quality of data transmission for our users globally. In response to poor connection situations, we are able to provide precise connection estimation, adaptive transcoding, segmentation-based coding and other advanced mechanisms to help users enjoy high-quality audio and video experience.

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

We have been continually localizing our content management and monitoring efforts. In particular, we have deployed approximately 2,300 dedicated content management and monitoring personnel with local language proficiency and cultural understanding in a number of countries worldwide, including, but not limited to, Egypt, Indonesia, Thailand and Vietnam.

Our IT Professionals

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. As of December 31, 2021, our research and development team consisted of 2,660 members. All of our service programs are designed and developed internally, including various interactive technologies. Our research and development team currently works on both back-end and front-end development of our products and services, including (a) the continuous improvement of our core audio and video data processing and streaming technologies, (b) the enhancement of network and server structures, data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (c) the creation of new features and functions to meet the demand of our users in various business lines, including, but not limited to, PC-desktop, web and mobile applications, channel templates and virtual items. We also build a team of experienced engineers who help us address challenges such as recommendation engines, big data and artificial intelligence, particularly in the areas of computer vision, national language processing, automatic speech recognition and speech synthesis.

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

Bigo and Others

As of December 31, 2021, we held 935 registered domain names, including joyy.com, Bigo TV, Duowan.com, 100.com, bigolive.sg, likee.com, 520hello.com, 796 software copyrights and other copyrights, 988 patents and 2,015 trademarks and service marks. In addition, as of December 31, 2021, we had filed 3,997 patent applications, covering certain of our proprietary technologies, and 3,684 trademark applications. For the avoidance of confusion, the above numbers exclude intellectual property rights which will be transferred to Baidu following the full completion of the sale of YY Live to Baidu, which was substantially completed with certain customary matters remaining to be completed in the future.

Regulations

Regulations in Multiple Jurisdictions Where We Operate (other than China)

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

Regulations on Data Privacy and Protection

General Data Protection Regulation – European Union

The General Data Protection Regulation, or GDPR, regulates the collection and use of personal data in the EU. The GDPR covers any business, regardless of its location, that provides goods or services to residents in the EU and, thus, could incorporate our activities in EU member states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals residing in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU member states, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits and financial penalties, including fines of up to 4 percent of global revenues, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

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

California Consumer Privacy Act – California, United States

The California Consumer Privacy Act, or CCPA, went into effect on January 1, 2020. The CCPA creates new transparency rules and individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase the likelihood and cost of data breach litigation. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts. As some other state and federal legislative and regulatory bodies are considering similar legislation on how to handle personal data, some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

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

Websites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The website operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must give parents the choice to determine whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third-party advertising networks to use persistent identifiers to serve advertisements, those advertising networks must be informed that the site or service is directed towards children and the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against website operators to enforce the statute, and provides for penalties of up to US$42,530 per violation.

Information Technology Act 2000 – India

Information Technology Act 2000, or the IT Act, governs the data privacy regulations in India. The IT Act contains three provisions on data protection and privacy. Section 43A provides that we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. Section 72A provides for criminal punishment if, in the course of performing a contract, a service provider discloses personal information without the consent of the person concerned or in breach of a lawful contract and he or she does so with the intention to cause, or knowing he or she is likely to cause, wrongful loss or wrongful gain. Section 72 prescribes criminal punishment if a government official discloses records and information accessed by him or her in the course of his or her duties without the consent of the concerned person or unless permitted by other laws. Section 79 provides safe harbor protection to internet service providers from being held liable for third-party information or data made available by such internet service providers that they have no knowledge of or that they had exercised all due diligence to prevent. India has also implemented privacy laws, including (i) the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information, and (ii) the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, which provides for checks and balances on social media companies by setting timelines for removal of unlawful content.

Personal Data Protection Act 2012 – Singapore

An organization collecting, using or disclosing personal data is subject to the Personal Data Protection Act 2012 of Singapore, or the PDPA. Any information, whether true or not, that may be used to identify a natural person either directly from the data, or from the data and other information that the organization has access to, is considered “personal data,”. Examples may include an individual’s name, date of birth, identity card number, passport number, residential address, characteristics and fingerprints, among others. The personal data that is protected under the PDPA excludes personal data that is publicly available and personal data that is disclosed under any written law. The PDPA also does not apply to business contact information, such as an individual’s name, title, business address, business telephone number, and business e-mail address.

When an organization collects personal data, it must procure the individual’s consent or deemed consent to the collection, use and disclosure of his/her personal data. Therefore, the individual should be notified of the purposes for which his personal data is collected, used or disclosed. There are certain exceptions to the consent requirement, which include the collection, use and disclosure of personal data for vital interests of individuals, matters affecting the public, legitimate interests of the organization, business asset transactions, business improvement and research.

Under the PDPA, individuals have the right to request for access to their personal data, get information on the ways in which their personal data has been used or disclosed by the organization, and to correct the personal data held by the organization. The organization should designate a Data Protection Officer for this purpose. Where the organization is likely to use the personal data to make a decision that affects the relevant individuals, or disclose the personal data to another organization, the organization must take reasonable steps to ensure that the personal data recorded is accurate. The organization should put security arrangements in place to protect the personal data as well as cease to retain any personal data as soon as the purpose for which the personal data was collected is no longer being served by the retention of such personal data and the retention is no longer necessary for legal or business purposes.

Furthermore, when transferring personal data outside of Singapore, care must be taken to ensure that the recipient organization is bound by legally enforceable obligations or specified certifications to afford the personal data with a standard of protection that is comparable to that established by the PDPA. Legally enforceable obligations may be imposed via the applicable law, a contract, binding corporate rules or any other legally binding instrument.

Where a breach of personal data has occurred, the organization is required to take reasonable and expeditious steps to assess the data breach. In some cases, the organization may be required to report the data breach to the Personal Data Protection Commission, and the affected individuals. Where the organization is acting as a data intermediary that is processing the personal data for another organization, the data intermediary is required to notify the organization of any data breaches in a timely manner.

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

PRC Regulation

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks and internet information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities. With the sale of YY Live being substantially completed with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities, we believe the majority of our business, especially our global platforms that we operate outside China, is not subject to the above regulations. Yet as we maintained some of our audio and video capabilities and functions in China, our remaining PRC business operations are subject to regulations issued by the below authorities, including:

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

Regulations on Overseas Listing by Domestic Companies

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding of our PRC counsel, Fangda Partners, on the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Select Market because (a) our PRC subsidiaries, Beijing Huanju Shidai and Guangzhou Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (c) there is no provision that clearly classifies the contractual arrangements among our PRC subsidiary, Beijing Huanju Shidai, the variable interest entities and their shareholders as a transaction regulated by the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, we are also advised by our PRC counsel that there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Fangda Partners summarized above is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

On December 24, 2021, the State Council issued a draft Provisions of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments. The Administrative Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Administrative Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Administrative Provisions and the Draft Administration Measures were released for public comment only, the deadline of which was January 23, 2022. There are uncertainties as to whether the Administrative Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Administrative Administration Measures.

Furthermore, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law on July 6, 2021, within which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

In addition, on December 28, 2021, the CAC, together with 12 other government authorities, jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, among others, (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities “in a foreign country” (ii) a critical information infrastructure operator, or a CIIO, that intends to purchase internet products and services that affect or may affect national security should apply for a cybersecurity review, and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security should apply for a cybersecurity review. Since the Cybersecurity Review Measures are relatively new, significant uncertainties remain in relation to their interpretation and implementation. Additionally, the Cybersecurity Review Measures do not provide the exact scope of “network platform operator” or the criteria for determining which circumstance falls within the definition of “holding over one million users’ personal information.” Furthermore, on November 14, 2021, the CAC commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulation, which regulates the specific requirements in respect of the data processing activities conducted by data processors through internet in the view of personal data protection, security of important data, data cross-border security management and obligations of internet platform operators. The Draft Cyber Data Security Regulation provides that, data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, the Draft Cyber Data Security Regulations require that a data processor who processes important data or whose securities are listed outside the PRC shall carry out annual data security assessment either by itself or through a third-party data security service provider and submit the assessment report to a local agency of the CAC. The Draft Cyber Data Security Regulations provide for a broad definition of “data processing activities” which includes collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, which covers the entire life cycle of data processing. The definition of a “data processor” is also quite broad as covering individuals and entities that may autonomously determine the purpose and the method of data processing activities. However, the Draft Cyber Data Security Regulations were released for public comment only and its operative provisions and the anticipated adoption or effective dates may be subject to change with substantial uncertainty.

Meanwhile, according to the 2021 Negative List, where a domestic enterprise engaging in the prohibited business in the 2021 Negative List issues and lists shares overseas for trading, it shall obtain the approval of the relevant competent department of the state, and the overseas investor shall not participate in the operation and management of the domestic enterprise, and its shareholding ratio shall be subject to the relevant provisions on the administration of domestic securities investment by overseas investors.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

Investment activities in China by foreign investors are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021), or the 2021 Negative List, which was promulgated on December 27, 2021 and became effective on January 1, 2022. According to the 2021 Negative List, the foreign stake in a value-added telecommunications service (except e-commerce, domestic multi-party communication, store-and-forward, and call center services) may not exceed 50%.

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

According to the Telecommunications Regulations, which became effective on September 25, 2000 and have been subsequently amended respectively on July 29, 2014 and February 6, 2016, and the Catalog of Telecommunications Business (2015 Amendment), implemented on March 1, 2016 attached to the Telecommunications Regulations and amended on June 6, 2019, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope. We currently hold ICP licenses, a sub-category of the value-added telecommunications business operation license, through Guangzhou Huaduo and Guangzhou BaiGuoYuan, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MIIT, which were last updated on December 23, 2020 and March 21, 2018, respectively.

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

To comply with such foreign ownership restrictions, we operate our online platform in China through Guangzhou Huaduo in PRC, a subsidiary of Guangzhou Tuyue. Guangzhou Tuyue is indirectly held by selected individuals from our senior management team who are PRC citizens, through PRC limited partnership jointly established by these individuals. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.” Moreover, Guangzhou Huaduo is the registered holder of a majority of the domain names, trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC counsel Fangda Partners’ understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC counsel.

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

On January 8, 2021, the CAC promulgated the Internet Information Services Measures (Revised Draft for Comments), which sets forth detailed rules on the internet information service activities. As of the date of this annual report, the draft has not been formally adopted.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by APPs in Violation of Laws and Regulations, which came into effect on the same day. The Measures explicitly classify acts that may be determined as “failing to make public the collection and use rules”, “failing to explicitly showing the purposes, methods and scope of the collection and use of personal information”, “failing to collect and using personal information with a user’s consent”, “collecting personal information unrelated to the services it provides against the necessary principle” and “providing personal information to others without consent.”

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

Guangzhou Huaduo holds a valid Internet Culture Operation License covering our provision of online music. Most of the music offered on our websites is sung by grassroots performers along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “D. Risk Factors— Risks Related to Our Corporate Structure—If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations in China may be adversely affected.” Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “D. Risk Factors—Risks Related to Our Business and Industry—We may face significant risks related to the content and communications on our platforms.” and “PRC Regulation—Intellectual Property Rights—Copyright.”

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

Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which become effective on August 20, 2004 and amended on August 28, 2015 and December 1, 2020. The Radio and TV Programs Regulations require any entity engaging in the production of radio and television programs to obtain a license for such businesses from the SARFT or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

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

Regulation on Advertising Business and Conditions on Foreign Investment

The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

●     Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015 which became effective since September 1, 2015, on October 26, 2018 and on April 29, 2021, respectively;

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

On November 26, 2021, the SAMR promulgated the Measures for the Internet Advertisement Management Measures (Draft for Public Comments), which enhances oversight over internet advertising activities, covering all commercial advertising activities within the PRC for direct or indirect introduction of products or services promoted by business operators or service providers via websites, web pages, internet apps and other internet media in the form of text, pictures, audio, video or other forms. Pursuant to this draft, auto play-upon-open ads, video-insert ads and pop-up ads shall all be clearly marked with a “close” button in order to ensure that users can shut the ad with “one click.” As of the date of this annual report, the Measures for the Internet Advertisement Management Measures (Draft for Public Comments) has not been formally adopted.

Regulation on Customs and Goods Export and Import

The Customs Law of the PRC was promulgated by the SCNPC on January 22, 1987 and came into effect on July 1, 1987, as amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016, November 4, 2017 and April 29, 2021. Pursuant to the Customs Law, unless otherwise provided, the import and export goods shall be declaration by consignees and consignors themselves, or by their entrusted customs clearance agencies. In addition, the consignor or consignee of the goods exported or imported and the customs declaration enterprise shall fulfil recordation formalities for customs declaration. Failure to apply for recordation with relevant authorities may result in fines by the Customs.

On November 19, 2021, the GAC promulgated the Provisions on the Administration of Recordation of Customs Declaration Entities of the PRC, or the Provisions of Recordation of Customs Declaration Entities, which came into effect on January 1, 2022. Provisions of Recordation of Customs Declaration Entities clarified that a consignee or consignor of imported or exported goods or a customs declaration enterprise which have been recorded with the customs, or the customs declaration entities, may operate the business of customs declaration within the customs territory of the PRC. To complete the recordation formalities, the relevant customs declaration entity shall be a qualified market entity and a consignee or consignor of imported or exported goods shall complete an additional foreign trade operator recordation. The recordation information shall be published through the “Credit Publicity Platform of Import and Export Business of Customs of the People’s Republic of China.” Pursuant to the Announcement of Including the Recordation of Customs Declaration Entities in the Certificates Integrating Reform promulgated jointly by the GAC and the SAMR in December 20, 2021 which came into effect on January 1, 2022, application for recordation of the customs declaration entity is incorporated into the business registration with the market administration authority. Enterprises are not required to file another recordation application to the customs.

In addition, according to the Measures for the Recordation and Registration of Foreign Trade Operators promulgated by the MOFCOM on June 25, 2004 and amended respectively on August 18, 2016, November 30, 2019, and May 10, 2021, a foreign trade operator who engages in the import and export of goods shall go through the formalities for recordation and registration with the MOFCOM or an authority authorized by the MOFCOM. If a foreign trade operator fails to go through the aforesaid formalities for recordation and registration, the customs shall refuse to handle the declaration and clearance procedures of its imports and exports.

Intellectual Property Rights

Software

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights to be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2021, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. The most recently amended Patent Law of the People’s Republic of China, or the 2020 Patent Law came into force on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. According to the 2020 Patent Law, a patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2021, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Copyright

The Copyright Law of the People’s Republic of China, or the Copyright Law, promulgated in 1990 and amended in 2001, 2010 and 2020. The most recently amended Copyright Law, or 2020 Copyright Law, took effect on June 1, 2021. The Copyright Law and its related implementing regulations, promulgated on May 30, 1991, and amended on August 2, 2002, January 8, 2011 and on January 30, 2013, respectively, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

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

If, despite these precautions, such procedures fail to effectively prevent unauthorized posting or use of copyrighted content or the infringement of other third-party rights on our platforms, and the PRC courts find that certain safe harbor exemptions under PRC laws are not applicable to us because, for instance, a court finds that we knew or should have known about such infringement or that we have directly derived economic benefits from allowing such infringement activities on our platforms, we may be held jointly and severally liable with the performers, channel owners or other infringement parties in lawsuits initiated by the relevant third-party copyright holders or authorized users. See “D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement, misappropriation or other claims or allegations in multiple jurisdictions, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Domain Name

The Measures for Administration of Domain Names, or the Domain Name Measures, was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. For the number of domain names we registered as of December 31, 2021, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC (currently known as the Trademark Office of National Intellectual Property Administration) handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2021, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress, or the SCNPC in December 2000 and amended in August 2009, may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

On June 22, 2007, the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council jointly promulgated the Circular on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security. According to the Circular, the security protection grade of an information system may be classified into five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

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

On June 28, 2016, the CAC promulgated the Provisions on the Administration of Mobile Internet Applications Information Services. According to this provisions, mobile internet application providers and internet application store service providers shall not use mobile internet applications to carry out illegal activities that endanger national security, disturb public order, and infringe upon others' lawful rights and interests, or use mobile internet apps to produce, copy, issue, or spread information contents prohibited by laws and regulations. On January 5, 2022, the CAC published the Draft for the Provisions on the Administration of Mobile Internet Applications Information Services for public comments. Pursuant to this draft, application providers and application distribution platforms shall perform the main responsibility for information content management, establish and improve management systems for information content security management, information content ecological governance, network data security, personal information protection, and minors protection to ensure information content security.

On July 12, 2021, the MIIT, the CAC and the Ministry of Public Security jointly issued the Notice on Issuing the Provisions on the Management of Security Vulnerabilities of Network Products, which requires that, among others, no organization or individual may use network product security vulnerabilities to engage in activities that endanger network security, and may not illegally collect, sell, or publish network product security vulnerability information, and network product providers, network operators and network product security vulnerability collection platforms shall establish and improve network product security vulnerability information receiving channels and keep them open, and keep network product security vulnerability information receiving logs for no less than 6 months.

On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure or the CII shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities.

The Opinions on Further Compacting the Main Responsibility of the Website Platform on Information Content Management, issued by the CAC on September 15, 2021, further regulates the content and quality of the information, further requires the website platform to improve the content review mechanism, and strictly prohibits websites and platforms from producing and disseminating illegal information and require websites and platforms be responsible for determining how information content is displayed and shall ensure the security of information content. In addition, the website platform shall improve the manual content review system, further expand the scope of manual review, refine the review standards, improve the review process and ensure the quality of review. A dynamic update mechanism for the sample database of illegal and non-compliant information and a hierarchical classification system shall be established and regularly enriched and expanded to improve the efficiency and quality of technical review.

On September 17, 2021, the CAC and several other administrations jointly promulgated the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms. According to this opinions, enterprises shall establish an algorithm security accountability system and a system for the review of scientific and technological ethics, enhance the organizational structure for algorithm security, intensify efforts in the prevention of risks and the handling of risks, and increase the capacity and level in handling algorithm security emergencies. Enterprises shall also raise their awareness of responsibility and assume primary responsibilities for outcomes caused by the application of algorithms. On December 31, 2021, the CAC, together with the MIIT, the Ministry of Public Security and the SAMR, jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

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

Privacy Protection

Pursuant to the Decision on Strengthening the Protection of Online Information and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013 and became effective on September 1, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

In addition, according to the General Provisions of the PRC Civil Code, promulgated by the National People’s Congress of the People’s Republic of China on May 28, 2020, which became effective on January 1, 2021, the personal information of a natural person shall be protected. Any organization or individual needing to obtain the personal information of others shall legally obtain and ensure the security of such information, and shall not illegally collect, use, process, or transmit the personal information of other persons, nor illegally buy, sell, provide, or publish the personal information of other persons.

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective June 2017, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including, but not limited to, natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

On March 12, 2021, the CAC and other governmental authorities promulgated Necessary Personal Information Range Provisions of Common Types of Apps, effective on May 1, 2021, which specify the scope of necessary personal information for common types of mobile apps. On April 26, 2021, the MIIT promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on mobile apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) has not been formally adopted.

In addition, the Identification Method of Illegal Collection and Use of Personal Information Through Apps jointly promulgated by the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR in November 2019 provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The Identification Method of Illegal Collection and Use of Personal Information Through Apps lists six types of acts conducted by app operators through app which may be identified as illegal, including, (i) failure to make public the rules of collection and use of personal information, (ii) failure to explicitly inform the purposes, methods and scope of collection and use of personal information; (iii) failure to obtain users’ consent to collect and use their personal information; (iv) collection of personal information which is irrelevant to the services the app provides against the principle of necessity; (v) failure to obtain users’ prior consent before providing users’ personal information to the third parties; and (vi) failure to provide the function of deleting or correcting personal information in accordance with the laws and regulations, or failure to publish information such as ways for complaint and whistle-blowing.

On August 20, 2021, the SCNPC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. According to the Personal Information Protection Law, where personal information is processed based on an individual’s consent, such consent shall be voluntarily and explicitly given by the individual on a fully informed basis, and the individual shall have the right to withdraw his or her consent without affecting the effectiveness of personal information processing activities that have been conducted based on his or her consent before. Furthermore, the Personal Information Protection Law clarifies that personal information of minors under the age of fourteen is sensitive information, and such sensitive information may not be processed unless there are specific purposes and sufficient necessity and strict protection measures are taken.

On October 29, 2021, the draft Measures on Security Assessment of Cross-Border Transfer of Data was promulgated by the CAC, which stipulates that data processors shall make self-assessment of the risks before cross-border data transfer, and shall apply for security assessment for cross-border data transfer under certain circumstances. On November 14, 2021, the CAC published for public comment the Regulations on Cyber Data Security Management (Draft for Comments) or the Draft Cyber Data Security Regulations, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC and the requirement of cyber security review, including in case of data processors who process personal information of more than one million people seeking for listing abroad. As of the date of this annual report, there are uncertainties as to whether the draft Measures on Security Assessment of Cross-Border Transfer of Data and the Draft Cyber Data Security Regulations would be further amended, revised or updated and substantial uncertainties exist with respect to the enactment timetable and final content of such drafts.

On November 1, 2021, the MIIT published the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services, which stipulates that enterprises shall provide a list of personal information collected and a list of personal information shared with third parties, and shall display such lists in the second-level menu of the APP for users’ access (“Dual Lists Obligation”). Furthermore, the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services requires certain enterprises as enumerated in its schedule to fulfill the Dual Lists Obligation by the end of 2021, but it does not provide a clear deadline for other enterprises.

On December 28, 2021, the CAC published the Revised Measures for Cyber Security Review, or the Revised CAC Measures, which became effective on February 15, 2022 and repeals the Measures for Cyber Security Review promulgated on April 13, 2020. The Revised CAC Measures provides that a CIIO purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cyber security review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cyber security review.

We require our users to accept a user agreement and privacy policy whereby they agree to provide certain personal information to us. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusion of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms operated in China so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

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

Dividend Distribution. The principal regulations governing distribution of dividends paid by wholly foreign-invested enterprises include the PRC Company Law, promulgated in 1993 and amended in 2004, 2005, 2013 and 2018, and the Foreign Investment Law and its Implementation Rules.

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable the PRC Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017 and on December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the main guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) or SAT Bulletin No. 45, both issued by the SAT, which provide main guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the Implementation Rules refer to “qualified resident enterprises” as enterprises with “direct equity interest,” it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

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

Dividends Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident holding enterprises are incorporated.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

C. Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and the variable interest entities and their principal subsidiaries:

JOYY Inc.
100%
Duowan Entertainment Corporation ("Duowan BVI")
100%
Funstage Technology Ltd ("Funstage")
100%
Topstage Technology Ltd ("Topstage")
100%
Runderfo Inc.(5) ("Runderfo")
100%
Goldenage Technology Investment Group Limited ("Goldenage")
17%
83%
Guangzhou Xiling Technology Co., Ltd.(5) ("Guangzhou Xiling")
100%
Guangzhou Fanggui Information Technology Co., Ltd. ("Guangzhou Fanggui")
Guangzhou Yiling Network Technology Co., Ltd.(5) ("Guangzhou Yiling")
100%
Guangzhou Jinhong Network Media Co., Ltd. ("Guangzhou Jinhong")
100%
Guangzhou Huanju Shidai Information Technology Co., Ltd.(3) ("Guangzhou Huanju Shidai")
Guangzhou Xuancheng Network Technology Co., Ltd.(3) ("Guangzhou Xuancheng")
0.0001%
Guangzhou Yueyi Network Technology Partnership(LP)(3) ("Guangzhou Yueyi")
0.0001%
Guangzhou Xuanyi Network Technology Partnership(LP)(3) ("Guangzhou Xuanyi")
50%
50%
Guangzhou Ruicheng Network Technology Co., Ltd.(3) ("Guangzhou Ruicheng")
100%
100%
Guangzhou Tuyue Network Technology Co., Ltd. ("Guangzhou Tuyue")
100%
Guangzhou Huaduo Network Technology Co., Ltd.(2) ("Guangzhou Huaduo")
100%
Guangzhou Huanju Electronic Commerce Co., Ltd. ("Guangzhou Huanju E-Commerce")
96.5%
100%
NeoTasks Inc. ("NeoTasks Cayman")
100%
NeoTasks Limited ("NeoTasks HK")
3.5%
Huanju Shidai Technology (Beijing) Co., Ltd. ("Beijing Huanju Shidai")
Beijing Tuda Science and Technology Co., Ltd.(1) ("Beijing Tuda")
100%
Bigo Inc(6) ("Bigo Cayman")
100%
Cloud Solution Inc
100%
Cloud Internet Service Limited
100%
Singularity IM, Inc.
100%
Pagebites, Inc.
100%
Cube Technology Pte. Ltd.
100%
Likeme Pte. Ltd.
100%
Bigo Technology Pte. Ltd. ("Bigo Singapore")
100%
Bigo Internet Information Pte. Ltd. ("Bigo Internet")
100%
Bigo (Hong Kong) Limited ("Bigo HK")
Offshore
Onshore
100%
Guangzhou Wangxing Information Technology Co., Ltd. ("Guangzhou Wangxing")
Chengdu Yunbu Network Technology Co., Ltd.(4) ("Chengdu Yunbu")
Chengdu Luota Network Technology Co., Ltd.(4) ("Chengdu Luota")
Chengdu Jiyue Network Technology Co., Ltd.(4) ("Chengdu Jiyue")
100%
Guangzhou BaiGuoYuan Information Technology Co., Ltd. ("BaiGuoYuan Technology")
Guangzhou Shangying Network Technology Co., Ltd.(7) ("Guangzhou Shangying")
0.0001%
Guangzhou Fangu Network Technology Partnership(7)(LP) ("Guangzhou Fangu")
0.0001%
Guangzhou Wanyin Network Technology Partnership(LP)(7) ("Guangzhou Wanyin")
50%
50%
Guangzhou Qianxun Network Technology Co., Ltd.(7) ("Guangzhou Qianxun")
100%
Guangzhou BaiGuoYuan Network Technology Co., Ltd.(7) ("Guangzhou BaiGuoYuan")
Equity interest
Contractual arrangements

(1)	Beijing Tuda is a variable interest entity. Mr. David Xueling Li, our co-founder, chairman and chief executive officer and director, owns 97.7% of Beijing Tuda’s equity interests, and two individuals unaffiliated with us collectively own the remaining 2.3% of Beijing Tuda’s equity interests, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Beijing Tuda.”

(2)	Guangzhou Huaduo used to be a varialbe interest entity that we controlled through contractual arrangements till April 1, 2022. Guangzhou Tuyue currently owns all equity interests of Guangzhou Huaduo. Guangzhou Tuyue is indirectly held by selected individuals of JOYY Inc. (or the management) who are PRC citizens through PRC limited partnership jointly established by these individuals. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Huaduo.”
(3)	Each of Guangzhou Xuancheng, Guangzhou Yueyi, Guangzhou Xuanyi, and Guangzhou Ruicheng is a variable interest entity, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Guangzhou Xuancheng, Guangzhou Yueyi, Guangzhou Xuanyi, and Guangzhou Ruicheng.”
(4)	Each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue is a variable interest entity, as of the date of this annual report. Two individuals from the senior management team of Bigo collectively own all equity interest of each of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, respectively. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue.”
(5)	On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In August 2021, December 2021 and April 2022, we and Baidu have agreed to extend the long stop date of the proposed acquisition to a date mutually agreed upon by the parties.
(6)	In March 2019, we completed the acquisition of the remaining 68.3% equity interest in Bigo from the other shareholders of Bigo. Upon the completion of the acquisition, we hold 100% shares of Bigo, and Bigo is our wholly owned subsidiary.
(7)	Each of Guangzhou Shangying, Guangzhou Fangu, Guangzhou Wanyin, Guangzhou Qianxun, and Guangzhou BaiGuoYuan is a variable interest entity, as of the date of this annual report. For a detailed description of the contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Arrangements.”

D. Property, Equipment and Land Use Right

Our corporate headquarters is located in 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. We have leased office space with an aggregate area of 91,338 square meters, and we owned several buildings in China, with an aggregate area of 64,754 square meters.

The corporate headquarters of Bigo are located at the same premises in Singapore. Bigo also has local offices in China, United States, United Kingdom, and many other regions. As of the date of this annual report, Bigo has leased office space with an aggregate area of 77,296 square meters, of which 31,222 square meters are in Guangzhou and the remainder in other cities within and outside China. Bigo’s physical servers are primarily hosted at internet data centers owned by major international internet data center providers hosted outside China.

The headquarters of our PRC subsidiaries is located in Panyu District, Guangzhou, China, which comprises 37,548 square meters. We acquired a building in Zhuhai in October 2017 as branch office, which comprises 27,206 square meters. We also acquired the use right of a parcel of land located in Guangzhou in August 2015 and another one in Foshan in April 2021. Our capital commitment in connection with the construction of buildings located on the parcels of lands to which we acquired use right was US$66.5 million as of December 31, 2021. We currently expect to complete the planned construction in Guangzhou and Foshan in 2023 and 2025, respectively.

We believe that our existing facilities, including facilities under construction, are sufficient for our current and prospective needs in the foreseeable future and we will obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.    Operating Results

Overview

We operate leading global online social entertainment platforms, offering users around the world a uniquely engaging and immersive experience across various video-based content categories, such as live streaming, short-form video and video communication. Our global average mobile monthly active users reached 280 million in the fourth quarter of 2021, including 32.2 million of average monthly active users of Bigo Live, 67.0 million of average monthly active users of Likee, 9.5 million of average monthly active users of Hago, and 171.3 million of average monthly active users of imo.

Since our inception in 2005, we have incubated, developed, and monetized several social entertainment products and platforms in China, and accumulated deep expertise in building and operating vibrant video-based social entertainment platforms. With our business model tested first in China, foreseeing the massive global opportunities, we began to expand our global business first by investing in Bigo in 2014, followed by the internationalization of Hago, and by acquiring Bigo in March 2019. Today, our products and platforms are available in more than 150 countries, and our users are spread across the globe, including North America, Europe, the Middle East, Southeast Asia, Eastern Pacific regions, and others.

Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic use of our platforms is currently free to attract traffic, we monetize our user base mainly through virtual tips for live streaming. We derive our revenues primarily from live streaming services, accounting for 85.4%, 94.7% and 94.6% of our total net revenues in 2019, 2020 and 2021, respectively. We have been exploring additional monetization opportunities and diversifying our revenue sources in order to capitalize on the large and highly engaged user base of our platforms. We generate other revenues mainly from advertising services, and to a lesser extent, our online game business, memberships and other services. Such other revenues accounted for 14.6%, 5.3% and 5.4% of our total net revenues in 2019, 2020 and 2021, respectively.

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

On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our PRC video-based entertainment live streaming business, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical results of YY Live are reflected in the Company’s financial statements as discontinued operations, and accordingly, we ceased consolidation of YY Live business since February 8, 2021.

Historically, we presented our financial results in Renminbi. Starting from January 1, 2021, we changed our reporting currency from Renminbi to U.S. dollars since a majority of our revenues and expenses are now denominated in U.S. dollars. We believe the alignment of the reporting currency with the primary functional currency of underlying operations would better illustrate our results of operations for each period. We have applied the change of reporting currency retrospectively to our historical results of operations and financial statements included in this annual report.

The COVID-19 outbreak may have some impact on our results of operations, and the full extent of the impact will depend on future developments that are highly uncertain and cannot be predicted.

Discussion of Selected Statements of Operations Items

Revenues

Our live streaming revenues are primarily comprised of revenues from Bigo Live, Likee, Hago and imo. Other revenues primarily include advertising revenues, and to a lesser extent revenues from online games, membership, online education, and financing income. Starting from the second quarter of 2020, we no longer consolidate the results of operations of Huya. The historical results of YY Live are reflected in the Company’s financial statements as discontinued operations.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

.	For the Year Ended December 31,
	2019		2020		2021
		% of total net		% of total net		% of total net
	US$	revenues	US$	revenues	US$	revenues

	(in thousands, except for percentages)
Live streaming	769,148	85.4	1,815,826	94.7	2,476,790	94.6
Others	131,554	14.6	102,318	5.3	142,261	5.4
Total net revenues (1)	900,702	100.0	1,918,144	100.0	2,619,051	100.0
(1)	Revenues are presented net of rebates and discounts.

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

●	The number of paying users. In 2021, Bigo (including Bigo Live, Likee and imo) had 3.8 million paying users for our livestreaming services. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on the above mentioned platforms at least once during the relevant period.
●	ARPU. In 2021, Bigo’s (including Bigo Live, Likee and imo) ARPU for live streaming was US$509. ARPU is calculated by dividing our total revenues from live streaming on the above mentioned platforms during a given period by the number of paying users for our live streaming services on the above mentioned platforms for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users.

Other significant factors that directly or indirectly affect our live streaming revenues include:

●	our ability to increase our popularity by offering new and attractive contents, products and services that allow us to monetize our live streaming platform;

●	our ability to attract and retain a large and engaged user base;
●	our ability to attract and retain certain popular performers, agencies and channel owners; and
●	fluctuations in the exchange rates of foreign currency in which the revenue we earn is denominated.

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

(i)	Advertising revenues. Advertising revenues were generated from sales of various forms of advertising and provision of promotion campaigns on our live streaming platforms.
(ii)	Online games revenues. We generate online games revenues from the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platforms. Users play online games free of charge, but are charged for purchases of virtual items. The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play.
(iii)	Membership revenues. We generated membership revenues from the membership subscription fees paid by our users. In our membership program, users pay a flat monthly subscription fee in order to become members, and in exchange, we give them access to various privileges and enhanced features on our channels, including virtual items exclusively available to members, dedicated customer services and priority entrance to certain live performances.
(iv)	Others. We generated other revenues from our online education, e-commerce, and financing business. Online education service consists of vocational training, language training and K-12 afterschool education courses and we generated revenue from course fee. We disposed our online education business in 2021. Our e-commerce business offers e-commerce service solutions for merchants based on our core live-streaming technology. We also generated revenues from financing business, which we ceased to extend credit since the second half of 2019.

Cost of Revenues

Cost of revenues consists primarily of (i) revenue sharing fees and content costs including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salary and welfare, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges, and (ix) other costs. Our cost of revenues generally increased in the past three years ended December 31, 2021, primarily due to the growth and expansion of our businesses, including the consolidation of Bigo in 2019.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) depreciation of office premise and servers utilized by research and development personnel, and (iv) rental expenses. Costs incurred during the research stage are expensed as incurred. Research and development expenses generally increased in 2019 and 2020 due to the need for additional research and development personnel to accommodate the growth of our business, as well as the consolidation of Bigo in 2019. We experienced a slight decrease in research and development expenses in 2021, as compared to 2020, primarily due to the decrease in share-based compensation.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, (ii) amortization of intangible assets from business acquisition, and (iii) salary and welfare for sales and marketing personnel. Our sales and marketing expenses generally increased in 2019 and 2020 primarily reflecting increased marketing and promotional activities as well as the consolidation of Bigo in 2019. We experienced a slight decrease in sales and marketing expenses in 2021, as compared to 2020, primarily due to our reduced spending on user acquisition via advertisement for Likee and Hago.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) impairment charge, and (iv) professional service fees. Our general and administrative expenses generally increased in 2019 and 2020 as a result of our business growth and expansion including the consolidation of Bigo in 2019. The increase in our general and administrative expenses in 2021 was primarily due to an increase in impairment charge for certain equity investments and the general growth of our business, partially offset by the decrease in share-based compensation expenses.

Share-based Compensation Expenses

We grant stock-based awards, such as share options, restricted shares, restricted share units to eligible employees, officers, directors, and non-employee consultants. Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards, which are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period in which the service is provided.

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$

	(in thousands, except for percentages)
Research and development expenses	236,504	302,818	279,781
Sales and marketing expenses	404,495	505,389	468,407
General and administrative expenses	135,564	146,666	221,731
Total	776,563	954,873	969,919

Operating Income

Gain on disposal of business

We disposed our online education business in 2021 and online game business in 2019, and recognized related gain of US$5.0 million in 2021 and US$11.8 million in 2019.

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and
(ii)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable (i) on or in respect of our shares, debentures or other obligations, or (ii) by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (As Revised).

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

PRC

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and variable interest entities operating in the PRC. On March 16, 2007, the PRC National People’s Congress promulgated the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. These subsidiaries and VIEs are subject to EIT Law on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that Guangzhou Huanju Shidai can enjoy for the periods reported as a result of its qualification as a high and new technology enterprise.

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

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC is subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from our PRC subsidiaries and the variable interest entities to us and our subsidiaries outside the PRC. In 2017, Guangzhou Huanju Shidai declared and distributed a cash dividend of part of its stand-alone 2014-2016 earnings, totaling to US$15 million, to its direct oversea parent company, Duowan BVI. As a result, Guangzhou Huanju Shidai paid a withholding tax in the amount of US$1.5 million in 2017. We do not have any present plan to pay out the retained earnings in the PRC subsidiaries and the variable interest entities in the foreseeable future. Accordingly, no further WHT has been accrued.

Our PRC subsidiaries and the variable interest entities are subject to value added tax and related surcharges. Our live streaming revenues are subject to VAT at a rate of 6% for the years ended December 31, 2019, 2020 and 2021. Other revenues are subject to VAT at a rate of 6%, 9% or 13% for the years ended December 31, 2019, 2020 and 2021. We also subject to surcharges of VAT, which are calculated based on 12% of the VAT paid for the years ended December 31, 2019, 2020 and 2021.

For more information on PRC tax regulations, see “ Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation on Tax.”

Impact of COVID-19 On Our Operations

Our results of operations have been, and could continue to be affected by the COVID-19 or any other epidemic. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

The COVID-19 has affected and may continue to affect our business and our users’ behaviors. On the one hand, lockdown and social distancing measures implemented to control the spread of COVID-19 have led to the increase in demand for premium online entertainment content and authentic social engagement. As a result, we experienced an increase in user traffic on our live streaming and short-form video platforms and time spent by our users on our platforms during the lockdown period, which partially led to the rapid growth of our global business. However, there can be no assurance that such momentum will continue in the future, especially under the circumstances that the lockdown and social distancing measures were gradually relaxed or lifted in many areas of the world starting from the second half of 2021.

On the other hand, the pandemic has also had a negative impact on the activity level of certain users and broadcasters on our social media platforms, particularly those who are interested in, or rely on, offline activities and offline venues. In addition, a number of entertainment events in various countries and regions have been cancelled, delayed or otherwise disrupted, which affected the effectiveness of some of our localized operational activities, and we devoted substantial resources to make necessary adjustment to the related plans. The pandemic may also negatively affect our users’ spending and their willingness to purchase virtual items or other products or services on our platforms. As an effort to contain the spread of COVID-19, many countries took precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and other business facilities, as well as strict implementation of quarantine measures. These measures adversely impacted the macroeconomic environment as well as the income and personal financial condition of many individuals, which in turn adversely affected the willingness of some of our users to purchase virtual items or other products or services on our platforms. Substantial uncertainties remain as to the impact of the resurgence of COVID-19. Our operations have and may continue to experience disruptions, such as temporary closure of our offices and/or those of our partners or suppliers, suspension or delay of services, and travel restrictions and limits on access to public venues. We have corporate offices in different parts of the world that have been significantly affected by the outbreak. Our offline operations in those regions have also been affected to varying degrees. Our business partners have also been affected by the outbreak of COVID-19, and performance of their obligations under our arrangements with them may be delayed or otherwise disrupted.

Our operations are primarily financed through cash flows from operating activities, the proceeds from our public offerings, the proceeds from our following convertible senior notes offering and other financing activities. As of December 31, 2021, our cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, as well as short-term investments were US$4,685.2 million. We believe this level of liquidity is sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months, and our abundant cash reserves, efficient operations and prudent investment approach will successfully navigate an extended period of uncertainty. See also “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

However, there remain significant uncertainties surrounding COVID-19 and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. See also “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations have been and may continue to be affected by the COVID-19 pandemic.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly since our inception, and our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance. Starting from April 3, 2020, we no longer consolidate the operating results of Huya into our financial statements. In addition, as a result of the definitive agreements entered into with Baidu on the sale of YY Live, which has been substantially completed with certain customary matters to be completed in the future, including necessary regulatory approvals from government authorities, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations, and accordingly, we ceased consolidation of the YY Live business since February 8, 2021. For the avoidance of confusion, the continuing operations of our consolidated financial statements for the year ended December 31, 2019, 2020 and 2021 primarily consisted of BIGO, excluding Huya and YY Live. The discontinued operations reported in our consolidated financial statements include the results of Huya from January 1, 2019 to April 3, 2020, and the results of YY Live from January 1, 2019 to February 8, 2021.

	For the Year Ended December 31,
	2019		2020		2021
		% of total		% of total		% of total
	US$	net revenues	US$	net revenues	US$	net revenues

	(in thousands)
Total net revenues (1)	900,702	100.0	1,918,144	100.0	2,619,051	100.0
Live streaming	769,148	85.4	1,815,826	94.7	2,476,790	94.6
Others	131,554	14.6	102,318	5.3	142,261	5.4
Cost of revenues	(656,920)	(72.9)	(1,378,146)	(71.8)	(1,781,150)	(68.0)
Gross profit	243,782	27.1	539,998	28.2	837,901	32.0
Research and development expenses	(236,504)	(26.3)	(302,818)	(15.8)	(279,781)	(10.7)
Sales and marketing expenses	(404,495)	(44.9)	(505,389)	(26.3)	(468,407)	(17.9)
General and administrative expenses	(135,564)	(15.1)	(146,666)	(7.6)	(221,731)	(8.5)
Total operating expenses	(776,563)	(86.2)	(954,873)	(49.8)	(969,919)	(37.0)
Gain on disposal of business	11,754	1.3	—	—	4,959	0.2
Other income	5,674	0.6	8,095	0.4	20,376	0.8
Operating loss	(515,353)	(57.2)	(406,780)	(21.2)	(106,683)	(4.1)
Gain (loss) on deemed disposal and disposal of investments	—	—	272,281	14.2	(23,762)	(0.9)
(Loss) gain on extinguishment of debt and derivative	(2,277)	(0.3)	(6,277)	(0.3)	5,291	0.2
Gain (loss) on fair value changes of investments	397,960	44.2	160,849	8.4	(15,435)	(0.6)
Foreign currency exchange (losses)/gains, net	1,295	0.1	(17,472)	(0.9)	(13,377)	(0.5)
Interest expense	(38,114)	(4.2)	(75,555)	(3.9)	(14,475)	(0.6)
Interest income and investment income	61,747	6.9	89,078	4.6	91,233	3.5
Other non-operating expense	—	—	(2,467)	(0.1)	(381)	0.0
(Loss) income before income tax expenses	(94,742)	(10.5)	13,657	0.7	(77,589)	(3.0)
Income tax benefits (expenses)	20,098	2.2	(27,825)	(1.5)	(25,745)	(1.0)
Loss before share of income (loss) in equity method investments, net of income taxes	(74,644)	(8.3)	(14,168)	(0.7)	(103,334)	(3.9)
Share of income (loss) in equity method investments, net of income taxes	5,974	0.7	(7,634)	(0.4)	(26,217)	(1.0)
Net loss from continuing operations	(68,670)	(7.6)	(21,802)	(1.1)	(129,551)	(4.9)
Net income from discontinued operations	615,268	68.3	1,401,670	73.1	35,567	1.4
Net income (loss)	546,598	60.7	1,379,868	71.9	(93,984)	(3.6)
Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(36,786)	(4.1)	(6,971)	(0.4)	13,691	0.5
Net income (loss) attributable to controlling interest of the Company	509,812	56.6	1,372,897	71.6	(80,293)	(3.1)
Including: Net loss from continuing operations attributable to controlling interest of the Company	(64,780)	(7.2)	(18,741)	(1.0)	(115,860)	(4.4)
Net income from discontinued operations attributable to controlling interest of the Company	574,592	63.8	1,391,638	72.6	35,567	1.4
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,564)	(0.6)	(5,564)	(0.3)	(5,236)	(0.2)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(4,000)	(0.4)	(4,000)	(0.2)	(4,000)	(0.2)
Net income (loss) attributable to common shareholders of the Company	500,248	55.5	1,363,333	71.1	(89,529)	(3.4)
Including: Net loss from continuing operations attributable to common shareholders of the Company	(74,344)	(8.3)	(28,305)	(1.5)	(125,096)	(4.8)
Net income from discontinued operations attributable to common shareholders of the Company	574,592	63.8	1,391,638	72.6	35,567	1.4

(1)Net of rebates and discounts.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues. Our net revenues increased by 36.5% from US$1,918.1 million in 2020 to US$2,619.1 million in 2021. This increase was primarily driven by a 36.4% year-over-year increase in live streaming revenues.

Live streaming revenues. Our live streaming revenues increased by 36.4% from US$1,815.8 million in 2020 to US$2,476.8 million in 2021. The overall increase was primarily attributable to the increased number of paying users and average revenue per paying user of BIGO. The total number of paying users of BIGO (including Bigo Live, Likee and imo) increased from 3.4 million in 2020 to 3.8 million in 2021, while the ARPU for live streaming business of BIGO (including Bigo Live, Likee and imo) increased from US$416 in 2020 to US$509 in 2021.

Other revenues. Other revenues increased by 39.0% from US$102.3 million in 2020 to US$142.3 million in 2021, which was mainly due to the growth of our advertisement revenue.

Cost of revenues. Our cost of revenues increased by 29.2% from US$1,378.1 million in 2020 to US$1,781.2 million in 2021. The increase was mainly due to an increase in our revenue sharing fees and content costs, which increased by 42.5% from US$812.7 million in 2020 to US$1,158.4 million in 2021. This increase in revenue sharing fees and content costs was in line with the increase in live streaming revenues. Bandwidth costs decreased by 19.8% from US$120.4 million in 2020 to US$96.5 million in 2021, primarily due to our improved efficiency in bandwidth usage and the termination of bandwidth usage for users in India after its measures to block certain Chinese mobile apps in late June 2020, partially offset by Bigo Live’s user base expansion outside India. Payment handling costs increased from US$190.6 million in 2020 to US$212.7 million in 2021, which was in line with the increase in live streaming revenues, partially offset by our proactive efforts in introducing third-party payment channels of lower-cost.

Operating expenses. Our operating expenses increased from US$954.9 million in 2020 to US$969.9 million in 2021, primarily due to an increase in our general and administrative expenses, partially offset by decreases in our research and development expenses and sales and marketing expenses.

Research and development expenses. Our research and development expenses decreased from US$302.8 million in 2020 to US$279.8 million in 2021. This decrease was primarily due to the decrease in share-based compensation by US$18.6 million from 2020 to 2021.

Sales and marketing expenses. Our sales and marketing expenses decreased from US$505.4 million in 2020 to US$468.4 million in 2021. This decrease was primarily due to our reduced spending on user acquisition via advertisement for Likee and Hago.

General and administrative expenses. Our general and administrative expenses increased from US$146.7 million in 2020 to US$221.7 million in 2021. This increase was associated with an increase in impairment charge for certain equity investments and the general growth of our business, partially offset by the decrease in share-based compensation expenses.

Foreign currency exchange gains (losses). We had net foreign currency exchange losses of US$13.4 million in 2021, compared to US$17.5 million in 2020, primarily due to the appreciation of Renminbi against the U.S. dollars during 2021.

Interest income and investment income. Our interest income and investment income were US$91.2 million in 2021, compared to US$89.1 million in 2020.

Income tax expenses. We recorded income tax expenses of US$25.7 million in 2021, compared to US$27.8 million in 2020. The effective tax rate of 2020 was significantly impacted by the valuation allowances provided against the deferred tax assets that were unlikely to be realized.

Net loss from continuing operations. As a result of the foregoing, we had a net loss from continuing operations attributable to common shareholders of the Company of US$125.1 million in 2021 as compared to US$28.3 million in 2020.

Net income from discontinued operations. We had net income from discontinued operations attributable to common shareholders of the Company of US$35.6 million in 2021 as compared to US$1,391.6 million in 2020. The decrease was primarily due to the gain on disposal of Huya amounting to approximately US$0.9 billion that was recorded as part of the net income from discontinued operations in 2020, as well as the deconsolidation of YY Live business since February 8, 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues. Our net revenues increased by 113.0% from US$900.7 million in 2019 to US$1,918.1 million in 2020, primarily driven by the increase in live streaming revenues and the contribution from Bigo segment.

Live streaming revenues. Our live streaming revenues increased by 136.1% from US$769.1 million in 2019 to US$1,815.8 million in 2020. The overall increase was primarily caused by the continued live streaming revenues growth in Bigo segment, amounting to US$1,659.3 million, as a result of Bigo’s successful global expansion in 2020.

Other revenues. Other revenues decreased by 22.2% from US$131.6 million in 2019 to US$102.3 million in 2020, mainly due to the decrease in revenues from all other segment. As we continued to focus on our main strategy, we exited certain business not closely related to our core focus areas.

Cost of revenues. Our cost of revenues increased by 109.8% from US$656.9 million in 2019 to US$1,378.1 million in 2020. The increase was mainly due to an increase in our revenue sharing fees and content costs, which increased by 165.9% from US$305.6 million in 2019 to US$812.7 million in 2020. This increase in revenue sharing fees and content costs was in line with the increase in live streaming revenues in Bigo. Bandwidth costs increased 18.1% from US$102.0 million in 2019 to US$120.4 million in 2020, as the global user base and time spent continued to expand following the consolidation of Bigo. Payment handling costs increased from US$94.1 million in 2019 to US$190.6 million in 2020, primarily due to the higher charge rate of payment systems as we expanded our global operations.

Operating expenses. Our operating expenses increased by 23.0% from US$776.6 million in 2019 to US$954.9 million in 2020, primarily due to an increase in sales and marketing expenses, particularly in relation to sales and marketing activities in the global market, and research and development expenses, which was associated with our commitment to research and development and the advancements in our technology development, as well as general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 28.0% from US$236.5 million in 2019 to US$302.8 million in 2020. This increase was primarily due to the increase in salary of research and development staff by US$70.6 million and the decrease in share-based compensation by US$10.0 million from 2019 to 2020, which were mainly related to the increased spending on personnel costs for research and development personnel.

Sales and marketing expenses. Our sales and marketing expenses increased by 24.9% from US$404.5 million in 2019 to US$505.4 million in 2020. This increase was primarily due to our increased efforts in sales and marketing activities as we expand our global operations.

General and administrative expenses. Our general and administrative expenses increased by 8.2% from US$135.6 million in 2019 to US$146.7 million in 2020. This increase was associated with the general growth of our business and the decrease in the impairment charge.

Foreign currency exchange gains (losses). We had net foreign currency exchange losses of US$17.5 million in 2020, compared to a net foreign currency exchange gains of US$1.3 million in 2019. During 2020, RMB generally appreciated against U.S. dollars, which was opposite to the trend in 2019, leading to the change in foreign currency exchange gains (losses) during the two years.

Interest income and investment income. Our interest income and investment income increased from US$61.7 million in 2019 to US$89.1 million in 2020. This increase was primarily due to proceeds from disposal of equity interest in Huya in 2020.

Income tax expenses. We recorded income tax expenses of US$27.8 million in 2020 compared to tax benefits of US$20.1 million in 2019. The effective tax rates of 2020 and 2019 were 203.7% and 21.2%, respectively. The effective tax rate of 2020 was significantly impacted by the valuation allowances provided against deferred tax assets which were more likely that would not be realized.

Net loss from continuing operations. As a result of the foregoing, we had a net loss from continuing operations attributable to common shareholders of the Company of US$28.3 million in 2020 as compared to US$74.3 million in 2019.

Net income from discontinued operations. We had net income from discontinued operations attributable to common shareholders of the Company of US$1,391.6 million in 2020 as compared to US$574.6 million in 2019. This increase was primarily due to gain on disposal of Huya amounted to around US$0.9 billion was reported as part of the net income from discontinued operations in the second quarter of 2020.

Segment Revenues

Starting from the second quarter of 2020, we deconsolidated Huya and Huya’s historical financial results were reflected in our consolidated financial statements as discontinued operations accordingly. As a result of the definitive agreements entered into with Baidu on the sale of YY Live on November 16, 2020, YY Live is represented as discontinued operations. YY segment is renamed as “All other” segment and has been recast to exclude the financial numbers of YY Live. The following table reflects the Huya and YY Live transactions and the elimination from historical segment results of both discontinued businesses as reportable segments. The table below sets forth our revenues by segment for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$

	(in thousands, except percentages)
Net Revenues:
Bigo	716,329	1,732,811	2,323,758
All other	184,373	185,333	295,360
Elimination	—	—	(67)

Bigo

2021 compared to 2020. Bigo revenues increased by 34.1% from US$1,732.8 million in 2020 to US$2,323.8 million in 2021, which primarily attributable to the increases in number of paying users and average revenue per paying user of BIGO.

2020 compared to 2019. Bigo revenues increased by 141.9% from US$716.3 million in 2019 after we consolidated Bigo’s financial information to US$1,732.8 million in 2020, which primarily attributable to continued user base growth and enhanced monetization capabilities of BIGO.

All other

2021 compared to 2020. Revenues of All other segment increased by 59.4% from US$185.3 million in 2020 to US$295.4 million in 2021, primarily due to the revenue growth of Hago and other products.

2020 compared to 2019. Revenues of All other segment increased from US$184.4 million in 2019 to US$185.3 million in 2020, primarily due to the revenue growth of Hago, largely offset by the decrease resulting from the disposal of online game business in 2019.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	US$	US$	US$

	(in thousands, except percentages)
Operating Costs and Expenses:
Bigo	992,709	1,933,452	2,203,088
All other	440,774	399,567	548,048
Elimination	—	—	(67)

Bigo

Operating costs and expenses of Bigo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, payment handling costs and other costs.

Cost of revenues.

2021 compared to 2020. The cost of revenues of Bigo increased by 27.5% from US$1,207.1 million in 2020 to US$1,539.2 million in 2021, which was in line with the increase in revenue.

2020 compared to 2019. The cost of revenues of Bigo increased by 138.7% from US$505.6 million in 2019 after we consolidated Bigo’s financial information to US$1,207.1 in 2020, which was in line with the increase in revenue.

Research and development expenses.

2021 compared to 2020. The research and development expenses of Bigo increased by 5.4% from US$194.1 million in 2020 to US$204.6 million in 2021, primarily due to an increase in the salaries and welfare of research and development personnel.

2020 compared to 2019. The research and development expenses of Bigo increased by 37.1% from US$141.6 million in 2019 after we consolidated Bigo’s financial information to US$194.1 million in 2020, primarily due to the increase in the salaries, welfare and shared-based compensation expenses of research and development personnel.

Sales and marketing expenses.

2021 compared to 2020. The sales and marketing expenses of Bigo decreased by 9.9% from US$446.5 million in 2020 to US$402.5 million in 2021, primarily due to our reduced spending on user acquisition via advertisement for Likee.

2020 compared to 2019. The sales and marketing expenses of Bigo increased by 50.0% from US$297.7 million in 2019 after we consolidated Bigo’s financial information to US$446.5 million in 2020, primarily due to our increased efforts in sales and marketing activities as we expand our global business.

General and administrative expenses.

2021 compared to 2020. The general and administrative expenses of Bigo decreased by 33.7% from US$85.7 million in 2020 to US$56.8 million in 2021, primarily due to the decrease in share-based compensation expenses.

2020 compared to 2019. The general and administrative expenses of Bigo increased by 79.3% from US$47.8 million in 2019 after we consolidated Bigo’s financial information to US$85.7 million in 2020, which was primarily due to the increase in share-based compensation expenses related to the share awards newly granted.

All other

Operating costs and expenses of All other segment mainly consist of revenue sharing fees and content costs, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, impairment charge and other costs.

Cost of revenues

2021 compared to 2020. The cost of revenues of All other segment increased by 41.5% from US$171.0 million in 2020 to US$242.0 million in 2021, which was in line with the increase in revenue.

2020 compared to 2019. The cost of revenues of All other segment increased by 13.1% from US$151.3 million in 2019 to US$171.0 million in 2020, which was due to the continued investment in content enrichment.

Research and development expense

2021 compared to 2020. The research and development expenses of All other segment decreased from US$108.7 million in 2020 to US$75.2 million in 2021, primarily due to the decrease in staff related expenses for research and development personnel.

2020 compared to 2019. The research and development expenses of All other segment increased by 14.5% from US$95.0 million in 2019 to US$108.7 million in 2020, primarily due to increase in staff related expenses for research and development personnel.

Sales and marketing expenses

2021 compared to 2020. The sales and marketing expenses of All other segment increased by 12.0% from US$58.9 million in 2020 to US$65.9 million in 2021, primarily due to increased efforts in sales and marketing activities for most of the other products, partially offset by our reduced spending on user acquisition via advertisement for Hago.

2020 compared to 2019. The sales and marketing expenses of All other segment decreased by 44.9% from US$106.8 million in 2019 to US$58.9 million in 2020, primarily due to Hago’s decreased sales and marketing activities in global markets due to the COVID-19 outbreak, as well as Hago’s decreased sales and marketing activities in India after Indian government’s measures to block certain Chinese mobile apps in late June 2020.

General and administrative expense

2021 compared to 2020. The general and administrative expenses of All other segment increased from US$61.0 million in 2020 to US$164.9 million in 2021, primarily due to an increase in impairment charge for certain equity investments

2020 compared to 2019. The general and administrative expenses of All other segment decreased from US$87.8 million in 2019 to US$61.0 million in 2020, primarily due to a decrease in provision for loss allowances of receivables.

Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements that are relevant to us are included in note 2(mm) to our audited consolidated financial statements, which are included in this annual report.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations primarily through cash flows from operations, the proceeds from our follow-on equity offerings and convertible senior notes offerings, and gain on disposal of businesses. See “Item 4. Information on the Company—A. History and Development of the Company” for more information about our material transactions in the past few years.

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

As of December 31, 2019, 2020 and 2021, we had US$482.7 million, US$1,788.0 million and US$2,134.5 million, respectively, in cash, cash equivalents, restricted cash, and restricted short-term deposits of continuing operation.

As of December 31, 2021, our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC held cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits and short-term investments in the amount of US$1,254.6 million. Aggregate undistributed earnings and reserves of our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC that are available for distribution to our company as of December 31, 2021 were US$4,930.4 million. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. However, we plan to indefinitely reinvest aggregate undistributed earnings in the PRC for use in the operation and expansion of our business.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$

	(in thousands)
Net cash (used in) provided by continuing operating activities	(177,585)	(2,717)	146,127
Net cash (used in) provided by continuing investing activities	(1,702,855)	690,170	(846,857)
Net cash provided by (used in) continuing financing activities	1,066,286	(136,734)	(723,536)
Net (decrease)/ increase in cash, cash equivalents and restricted cash in continuing operations	(814,154)	550,719	(1,424,266)
Net (decrease)/ increase in cash, cash equivalents and restricted cash in discontinuing operations	589,098	591,466	1,700,739
Cash, cash equivalents and restricted cash at the beginning of the year	874,844	652,427	1,819,571
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,639	24,959	38,448
Cash, cash equivalents and restricted cash at the end of the year	652,427	1,819,571	2,134,492
Less: Cash, cash equivalents and restricted cash of held for sales at the end of the year	169,764	31,600	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	482,663	1,787,971	2,134,492

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

Net cash provided by continuing operating activities amounted to US$146.1 million for the year ended December 31, 2021. In 2021, the difference between our net cash provided for continuing operating activities and our net loss from continuing operations of US$129.6 million was primarily due to a decrease in accrued liabilities and other current liabilities of US$89.5 million as a result of an increase in accrued revenue sharing fees, accrued salaries and welfare, and value added taxes and other taxes payable, a non-cash item adjustment in share-based compensation of US$33.4 million, a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$67.2 million, a non-cash item adjustment in depreciation of property and equipment of US$108.7 million, partially offset by a non-cash item adjustment in gain on fair value change of investments of US$15.4 million, a non-cash item adjustment in impairment of investments of US$93.6 million, and a non-cash adjustment in gain on disposal and deemed disposal of investments of US$23.8 million.

Net cash used in continuing operating activities amounted to US$2.7 million for the year ended December 31, 2020. In 2020, the difference between our net cash used in continuing operating activities and our net loss from continuing operations of US$21.8 million was primarily due to an increase in accrued liabilities and other current liabilities of US$106.1 million as a result of an increase in accrued revenue sharing fees, accrued salaries and welfare, and value added taxes and other taxes payable, a non-cash item adjustment in share-based compensation of US$92.2 million, a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$109.4 million, a non-cash item adjustment in depreciation of property and equipment of US$77.5 million, partially offset by a non-cash item adjustment in gain on fair value change of investments of US$160.8 million, and an adjustment in gain on disposal and deemed disposal of investments of US$272.3 million.

Net cash used in continuing operating activities amounted to US$177.6 million for the year ended December 31, 2019. In 2019, the difference between our net cash used in continuing operating activities and our net loss from continuing operations of US$68.7 million was primarily due to a non-cash item adjustment in gain on fair value change of investments of US$398.0 million, partially offset by an increase in accrued liabilities and other current liabilities of US$113.8 million, a non-cash item adjustment in share-based compensation of US$76.4 million, and a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$101.5 million.

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

Net cash used in continuing investing activities amounted to US$846.9 million in the year ended December 31, 2021. Net cash used in continuing investing activities primarily resulted from the placement of short-term deposits and short-term investments in various banks in the amount of US$3,678.2 million, payments for purchase of property and equipment, intangible assets and land use right of US$184.9 million, and cash paid for certain acquisitions and strategic investments of US$89.7 million, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of US$2,990.8 million and cash received from disposal of investments of US$156.5 million.

Net cash provided by continuing investing activities amounted to US$690.2 million in the year ended December 31, 2020. Net cash provided by continuing investing activities primarily resulted from the maturities of short-term deposits and short-term investments in various banks in the amount of US$2,285.5 million, and cash received from disposal of investments of US$826.8 million, partially offset by the placement of short-term deposits and short-term investments in various banks in the amount of US$2,103.5 million, cash paid for certain acquisitions and strategic investments of US$206.6 million, and payments of US$151.0 million for purchase of property and equipment.

Net cash used in continuing investing activities amounted to US$1,702.9 million in the year ended December 31, 2019. Net cash used in continuing investing activities primarily resulted from the placements of short-term deposits of US$1,609.1 million, the placements of short-term investments of US$700.9 million, cash paid for certain acquisitions and strategic investments of US$320.1 million, and payments of US$113.1 million to originate financing receivables, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of US$961.1 million, and principal collection from financing receivables of US$216.1 million.

Financing Activities

Net cash used in continuing financing activities was US$723.5 million in 2021, primarily attributable to cash paid for share repurchase of US$398.6 million, dividends paid to shareholders of US$160.1 million, and US$147.6 million repayment of bank borrowings.

Net cash used in continuing financing activities was US$136.7 million in 2020, primarily attributable to dividends paid to shareholders of US$64.6 million, cash paid for share repurchase of US$106.0 million, the proceeds of US$155.7 million from bank borrowings, and US$132.9 million repayment of bank borrowings.

Net cash provided by continuing financing activities was US$1,066.3 million in 2019, primarily attributable to the proceeds of US$901.3 million from issuance of our issuance of convertible bonds, net of issuance costs, the proceeds of US$225.0 million from bank borrowings, and US$147.2 million repayment of bank borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our operating lease commitments, capital commitment, loans obligations and convertible notes obligations.

Our operating lease commitments consist of lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to our consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods. Payment due by December 31, 2021 for our operating lease commitments amounted to US$19.9 million, representing undiscounted cash payments of both leases recognized as lease liabilities on our consolidated balance sheet and lease commitments not recognized as lease liabilities.

Our capital commitments primarily consist of capital expenditures related to properties and additional investments in equity investments. We made capital expenditures of US$150.0 million, US$153.0 million and US$186.5 million in 2019, 2020 and 2021, respectively. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets.

Our loans obligations primarily consist of long-term loans borrowed from banks. During the year ended December 31, 2021, we entered into a long-term borrowing agreement with the Agricultural Bank of China as borrower, for an up to RMB1.1 billion loan facility with a floating interest rate determined based on the one-year loan prime rate for the construction of our building located on the parcel of land in Guangzhou to which we acquired use right. The loan was pledged by our entitlement to the rental income from such building and our land use right to the parcel of land located in Guangzhou, which amounted to US$256.1 million as of December 31, 2021. In 2021, we drew down an aggregate principal amount of US$7.4 million under such loan facility, all of which were outstanding as of December 31, 2021. As of December 31, 2021, the total payments due for our loan obligations amounted to US$8.6 million.

Our convertible notes obligations primarily consist of the 2025 Notes and the 2026 Notes we issued in June 2019. The 2025 Notes bear interest at a rate of 0.75% per year, and the 2026 Notes at a rate of 1.375% per year. Interest on the notes will accrue from, and including, June 24, 2019 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date.

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

Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2021.

Holding Company Structure

JOYY Inc. is a holding company with no material operations of its own. We conduct our operations primarily through (i) our subsidiaries in Singapore, the United States, the United Kingdom, and many other regions for a majority of our global business; and (ii) the variable interest entities and their subsidiaries for some of our remaining business in China. As a result, JOYY Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these markets. In certain jurisdictions, such as Singapore, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for the jurisdiction of PRC, under the PRC laws and regulations, if our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, Etc.

In order to support the kind of multi-user, real-time online voice and video communications on a scale necessary for our platforms, we build and develop our own network infrastructure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses increased in the past three years ended December 31, 2021, due to the need for additional research and development personnel to accommodate the rapid growth of our business. We incurred US$236.5 million, US$302.8 million and US$279.8 million of research and development expenses in 2019, 2020 and 2021, respectively.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Estimates

Critical Accounting Policies and Estimates

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

Live Streaming

We generate our live streaming revenue from sales of virtual items on our live streaming platforms. Our users can access the platforms and view the live streaming content showed by the performers. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with performers and talent agencies in accordance with their revenue sharing arrangements. Those performers who do not have revenue sharing arrangements with us are not entitled to any revenue sharing fee.

We evaluate and determine that we are the principal and view users to be our customers. We report live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to performers and talent agencies are recorded as cost of revenues. Where we are the principal, we control the virtual items before they are transferred to users. Our control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to users and having a level of discretion in establishing pricing.

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

We may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as noble member program. Judgments are required as follow: (1) determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together, (2) determining the standalone selling price for each distinct performance obligation, and (3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. Certain virtual items are provided to customers over time and have the same pattern of transfer to customers. We exercise judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. In instances where standalone selling price is not directly observable as we do not sell the virtual item separately, we determine the standalone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation.

As our live streaming virtual items are generally sold without right of return and we do not provide any other credit and incentive to its users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to our live streaming business.

Others

Other revenues mainly generated from membership, advertising and e-commerce business.

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

E-commerce business revenues

We operate several e-commerce platforms and displays goods for end customers to select and order. We are responsible to arrange delivery of the goods to the end customers after customers place an order in the platforms. We recognize e-commerce business revenue equal to the sales price (net of sales discount) to the end customers when control of the inventory is transferred. Revenues derived from e-commerce business are recorded on a gross basis, because (i) we are primarily responsible for fulfilling the promise to provide the specified good, (ii) we are subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and (iii) we have discretion in establishing the price of the specified goods.

Advances from customers and deferred revenue

Advances from customers primarily consist of prepayments from users in the form of our virtual currency that are not yet consumed or converted into tokens, and upon the consumption or conversion, are recognized as revenue according to the prescribed revenue recognition policies described above. Deferred revenue primarily consists of the unamortized game tokens, prepaid subscriptions under the membership program and unamortized revenue from virtual items in our various channels on our platforms, where there is still an implied obligation to be provided by us which will be recognized as revenue when all of the revenue recognition criteria are met.

Accounts receivable

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. We adopted ASU 2016-13 from January 1, 2020 and maintains an allowance for credit losses in accordance with Topic 326 and records the allowance for credit losses as an offset to accounts receivable. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the we identify specific customers with known disputes or collectability issues. In calculating the expected credit loss rates, we consider historical loss rates for each category of receivables and adjusts for forward looking macroeconomic data, including global GDP and external rates of non-performing loans. We used the modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$1.7 million recognized as of January 1, 2020.

Investments

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. We classify the valuation techniques that use these inputs as Level 1 of fair value measurements. Gains or losses arising from changes in fair value of these investments are recorded in earnings.

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

Equity Investments Accounted for Using the Equity Method

We account for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. We adjust the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. We assess its equity investment for other-than-temporary impairment (which would require an adjustment to estimated fair value) by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, and the VIEs, for which we or our subsidiaries are the primary beneficiaries. All transactions and balances among our company, subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which our company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, or our subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether we or our subsidiaries are the primary beneficiary, we considered whether it has the power to direct activities that are significant to the VIEs’ economic performance, and also our obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Determining the primary beneficiary by considering the factors above involves significant judgments. Guangzhou Huanju Shidai, Beijing Huanju Shidai, Huya Technology, BaiGuoYuan Technology, Guangzhou Wangxing and ultimately we hold all the variable interests of the VIEs and have been determined to be the primary beneficiary of the VIEs. As a result of the share transfer to Tencent on April 3, 2020, we no longer consolidate the results of operations of Huya.

We deconsolidates our subsidiaries or business in accordance with ASC 810 as of the date we cease to have a controlling financial interest in our subsidiaries.

We account for the deconsolidation of our subsidiaries or business by recognizing a gain or loss in net income/loss attributable to us in accordance with ASC 810. This gain or loss is measured at the date our subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in our subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in our subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling interest, and (b) the carrying amount of the assets and liabilities of our subsidiaries being deconsolidated.

Share-based compensation

We grant stock-based award, such as, but not limited to, share options, restricted shares, restricted share units of the Company, share option, restricted share units and ordinary shares of the Company’s subsidiaries to eligible employees, officers, directors, and non-employee consultants. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 26 to our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, which are included elsewhere in this annual report on Form 20-F.

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

Share options

In determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the stock price of JOYY at the Nasdaq Global Select Market, as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

During the years ended December 31, 2019, 2020 and 2021, we granted share options to employees of 438,100, nil, and nil, respectively, pursuant to the Amended and Restated 2011 Share Incentive Plan.

Restricted share units

In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of JOYY at the Nasdaq Global Select Market.

For the years ended December 31, 2019, 2020 and 2021, 16,114,095, 62,770,405 and 9,387,270 restricted share units of JOYY were granted to our employees, respectively, pursuant to the Amended and Restated 2011 Share Incentive Plan.

Restricted shares

Upon the acquisition of Bigo, Class A common shares were issued for the replacement awards to Bigo’s employees to replace their original share-based awards, namely restricted shares.

In determining the fair value of restricted shares granted to Bigo’s employees, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted shares is based on stock price of JOYY at the Nasdaq Global Select Market.

For the years ended December 31, 2019, 2020 and 2021, 16,041,327, 4,541,086 and 7,888,160 restricted shares of JOYY were granted to our employees, respectively.

Acquisitions

We apply the purchase method of accounting to account for our acquisitions. The acquisition date is based on the date in which we acquire substantive, or effective control of the business.

We estimate the fair value of an acquired business, using the income approach, which we believe is most appropriate to determine the fair value in an orderly transaction between market participants. Under the income approach, we determine the fair value of an acquired business based on the estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk and the rate of return an outside investor would expect to earn. We base the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast using a terminal value based on the perpetuity growth model.

We estimated the fair value of acquired trademarks using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. In terms of the fair value of the acquired user base, the excess earnings method was used. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. Our determination of the fair values of acquired trademark and user base acquired involved the use of estimates and assumptions related to revenue growth rates, royalty rates, discount rates and attrition rates.

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

We assess goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine our reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where our segment manager regularly reviews the operating results of that component. We determined that we have one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. We adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

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

We have performed a goodwill impairment analysis in the fourth quarter of 2019, 2020 and 2021. When determining the fair value of Bigo reporting unit, we used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value impairment analysis of 2021. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the five-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. For example, our efforts to attract more paying users and increase the spending level of paying users may not be as successful as forecasted and therefore the actual revenue growth may not be as high as forecasted. Based on our assessment, the fair value of Bigo segment reporting units exceeded their carrying value by around 10% of their carrying value of the Bigo reporting unit as of December 31, 2021.

As of December 31, 2020 and 2021, the fair value of our reporting unit was substantially greater than the respective carrying value, and therefore goodwill related to our reporting unit was not impaired.

Intangible assets

Intangible assets mainly consist of trademark, customer relationship, non-compete agreement, operating rights, software, domain names, technology, license and others. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives.

Intangible assets mainly including trademark, customer relationships and technology that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

We estimated the fair value of acquired trademark using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. In terms of the fair value of the acquired customer relationships and technology, the excess earnings method was used. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. Our determination of the fair values of acquired trademark, customer relationships and technology acquired involved the use of estimates and assumptions related to revenue growth rates, royalty rates, discount rates and attrition rates.

Impairment of investments and long-lived assets

The carrying amounts of investments, mainly including equity investments accounted for using the equity method and equity investments without readily determinable fair values, and long-lived assets are evaluated for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We test impairment of long-lived assets at the asset group level, the lowest level of assets with discrete cash flows.

Impairment charges related to equity investments referred to above and long-lived assets were recorded in general and administrative expenses for the years ended December 31, 2019, 2020 and 2021, totaling US$10.1 million, US$6.2 million and US$93.6 million, respectively.

Taxation and uncertain tax positions

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. The largest component of our deferred assets are the temporary differences generated by our PRC subsidiary and VIE due to recognition of the deferred revenue. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2019, 2020 and 2021, a total valuation allowance of US$87.1 million and US$150.3 million and US$213.7 million, respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be fully or partially released, which will result in a tax benefit in our consolidated statements of operations.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on the balance sheet and under other expenses in the statements of other comprehensive income. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2019, 2020 and 2021, we did not have any significant unrecognized uncertain tax positions.

Foreign currency translation

We use U.S. dollar as our reporting currency. The functional currency of our Company and our subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, Singapore, United States, India, Egypt and other regions is U.S. dollar or their respective local currency, while the functional currency of the other subsidiaries incorporated in PRC is RMB. In the consolidated financial statements, the financial information of our Company and our subsidiaries, which use RMB or their respective local currency as their functional currency, have been translated into U.S. dollar. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

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

Convertible Bonds

Before January 1, 2021, we determine the appropriate accounting treatment of our convertible bonds in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, we may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in the statement of comprehensive income in the period in which they are incurred.

On January 1, 2021, we early adopted ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” using modified-retrospective transition approach. Pursuant to ASU 2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. Following the adoption of this guidance, the amount previously allocated to additional paid-in capital was reclassified as a liability and a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
David Xueling Li	47	Chairman of the Board and Director, Chief Executive Officer
Qin Liu	49	Director
Peter Andrew Schloss	61	Independent Director
Richard Weidong Ji	54	Independent Director
David Tang	67	Independent Director
Ting Li	39	Chief Operating Officer
Fuyong Liu	38	General Manager of Finance

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

Mr. Qin Liu has served as our director since June 2008. Mr. Liu co-founded 5Y Capital (formerly known as Morningside Venture Capital) in June 2007. Before co-founding 5Y Capital, Mr. Liu served various roles including as a business development director for investment at Morningside IT Management Services (Shanghai) Co. Ltd. from July 2000 to November 2008. Mr. Liu became a director of Xiaomi Corporation (HKEX: 1810) in May 2010, and currently serves as a non-executive director. Since December 2014, Mr. Liu has served as a director of Agora, Inc. (Nasdaq: API). Currently, Mr. Liu has also served as a non-executive director of XPeng Inc. (NYSE: XPEV, HKEX: 9868) since September 12, 2019. Mr. Liu received a bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993, and a master’s degree in business administration from China Europe International Business School in April 2000.

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

Mr. Richard Weidong Ji has served as our independent director since May 2013. Mr. Ji currently also serves on the board of directors of Full Truck Alliance Co. Ltd. (NYSE: YMM). Mr. Ji is the cofounder and managing partner of All-Stars Investment Limited, which focuses on investing in Internet technology leaders, such as Didi, SenseTime, Lufax, Xiaomi and Grab. From 2005 to 2012, Mr. Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top internet analysts covering the Chinese internet according to the Institutional Investor and Greenwich Associates’ annual surveys. Over Mr. Ji’s career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a doctor of sciences degree from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China.

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

Ms. Ting Li has served as our chief operating officer since 2016. Ms. Li has been focusing on our ecosystem development and the enrichment of our content and product offerings since she joined us in 2011. In 2017, Ms. Li was in charge of the updates and launch of YY Live 7.0, which for the first time in the industry observed and satisfied user demand for personalized interactions with live streaming hosts. Prior to joining us, Ms. Li served as product manager at Tencent from 2006 to 2011. Ms. Li received a bachelor’s degree from South China University of Technology in 2006.

Mr. Fuyong Liu has served as our general manager of the finance department since September 2019, responsible for our company’s overall finance activities. Prior to joining us, Mr. Liu was with Huawei, most recently as chief financial officer of its Norway Region from April 2018 to September 2019, and prior to that, he held various finance positions for Huawei in China, Singapore and South America between 2009 and 2018. Mr. Liu received a master’s degree in Economics from Nankai University in China.

B.    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of US$1.7 million in cash, including salaries and bonuses, to our directors and executive officers. For details on the share incentive grants to our directors and officers, see “—Share Incentive Plans.” For the fiscal year ended December 31, 2021, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits in an aggregate amount of US$0.06million. We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2021.

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

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2009 Scheme, the Amended and Restated 2011 Plan and the 2019 Arrangement. The purpose of these share incentive plans is to attract and retain personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance.

As of March 31, 2022, options to purchase 9,414,400 Class A common shares, 16,154,922 restricted shares and 44,755,859 restricted share units were outstanding under the 2009 Scheme, the Amended and Restated 2011 Plan and the 2019 Arrangement.

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

Option Exercise Price. The exercise price in respect of any option shall be fixed by reference to the date upon which the option (or the relevant part thereof) is granted, and shall be, at the election of the plan administrator, (a) the latest valuation price per share certified by a third-party valuer prior to the date of grant of the relevant option (or relevant part thereof) or (b) the latest price per share at which we have issued any shares prior to the date of grant of the relevant option (or relevant part thereof).

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

Amended and Restated 2011 Share Incentive Plan

We adopted the original 2011 share incentive plan in September 2011, which was amended in October 2012 and further amended and restated in September 2021. Upon the adoption of the Amended and Restated 2011 Share Incentive Plan, or the Amended and Restated 2011 Plan, it replaced the previously adopted 2011 share incentive plan in its entirety and the awards granted and outstanding thereunder remain effective and binding under the Amended and Restated 2011 Share Incentive Plan. Under the Amended and Restated 2011 Plan, the maximum number of common shares reserved for issuance under the plan is 131,950,949, plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning in 2022, or such smaller number of common shares as determined by our board of directors. As of March 31, 2022, the maximum aggregate number of shares which may be issued under the Amended and Restated 2011 Plan is 151,950,949, subject to further adjustments. As of March 31, 2022, awards to purchase 54,976,331 Class A common shares under the Amended and Restated 2011 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.

The following paragraphs summarize the terms of the Amended and Restated 2011 Plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the Amended and Restated 2011 Plan.

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

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the Amended and Restated 2011 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted shares units granted under the Amended and Restated 2011 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

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

Term of the Awards. The Amended and Restated 2011 Plan shall be valid and effective for a period of ten years from the date of effectiveness, which is the date of its adoption by our board of directors. The term of each option grant shall not exceed ten years from the date of the grant.

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

Termination. The plan administrator may at any time terminate the operation of the Amended and Restated 2011 Plan.

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

Grants of Options

The following table summarizes, as of March 31, 2022, the outstanding options granted to our executive officers, directors and other individuals as a group under the Amended and Restated 2011 Plan.

	Common Shares
	Underlying	Exercise Price
	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Ting Li	*	4.7025	June 30, 2018	June 30, 2026
	*	3.5350	June 30, 2018	June 30, 2025
	*	3.5350	June 30, 2019	June 30, 2025
*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

Grants of Restricted Shares

As of March 31, 2022, the total amount of outstanding restricted shares granted to our executive officers, directors and other individuals as a group under the 2009 Scheme, the Amended and Restated 2011 Plan and the 2019 Arrangement is 16,154,922, among which no restricted shares are granted to our directors or management team.

Grants of Restricted Share Units

The following table summarizes, as of March 31, 2022, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 Scheme and the Amended and Restated 2011 Plan.

Common Shares Underlying
Name	Restricted Share Units Granted	Date of Grant
David Xueling Li	*	April 30, 2013

	*	June 20, 2014

Peter Andrew Schloss	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Richard Weidong Ji	*	May 23, 2013

	*	June 16, 2014

David Tang	*	May 23, 2013

	*	June 16, 2014

Qin Liu	*	August 6, 2015

Ting Li	*	April 30, 2013

	*	June 20, 2014

	*	July 1, 2015

	*	June 30, 2018

	*	June 30, 2019

Fuyong Liu	*	December 30,2019

Other Individuals as a Group	38,021,339	January 1, 2011 to March 31, 2022
Total	44,755,859
*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes of unsound mind or dies, (2) without special leave of absence from our board, is absent from meetings of our board for six consecutive months and our board resolves that his office be vacated; (3) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (4) is prohibited by law from being a director; or (5) ceases to be a director by virtue of any provision of the Companies act or other laws of the Cayman Islands or is removed from office pursuant to our articles of association.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	—	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.    Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2021:

	Number of
Functions	Employees	Percentage
Customer services and operations	4,016	54%
Research and development	2,660	36%
Sales and marketing	294	4%
General and administration	479	6%
Total	7,449	100%

We had a total of 9,273, 7,931 and 7,449 employees as of December 31, 2019, 2020 and 2021, respectively. The decrease of employees was primarily due to the deconsolidation of Huya and YY Live, partially offset by the increase of employees as we expand our global operations. We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

As of March 31, 2022, we had a substantial number of employees in China. As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.    Share Ownership

Class A Common Shares

As of March 31, 2022, we had 1,091,392,968 Class A common shares outstanding (excluding 226,447,496 outstanding restricted shares and treasury Class A common shares held by entities controlled by us).

Class B Common Shares

As of March 31, 2022, we had 326,509,555 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2022, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 1,091,392,968 Class A common shares outstanding (excluding 226,447,496 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares as of March 31, 2022.

Total
	Class A	Class B
	Common Shares	Common Shares
	Beneficially	Beneficially	Total Common Share		Voting
	Owned(1)	Owned(2)	Beneficially Owned		Power(5)
	Number	Number	Number(3)	%(4)%
Directors and Executive Officers:*
David Xueling Li(6)	160,505,284	203,768,062	364,273,346	25.6	78.5
Qin Liu	**	—	**	**	**
Peter Andrew Schloss	**	—	**	**	—
Richard Weidong Ji	**	—	**	**	**
David Tang	**	—	**	**	—
Ting Li	**	—	**	**	**
Fuyong Liu	**	—	**	**	**
All directors and executive officers as a group	183,375,949	203,768,062	387,144,011	27.1	78.9
Principal Shareholders:
Top Brand Holdings Limited (7)	—	122,741,483	122,741,483	8.7	—
YYME Limited (8)	156,340,804	203,768,062	360,108,866	25.4	50.4
T. ROWE PRICE ASSOCIATES, INC.(9)	107,383,120	—	107,383,120	7.6	2.5

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

**    The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2022, by the sum of (i) 1,091,392,968 which is the total number of Class A common shares outstanding as of March 31, 2022 (excluding 226,447,496 outstanding restricted shares and treasury Class A common shares held by entities controlled by us), and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days after March 31, 2022.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 326,509,555, being the total number of Class B common shares outstanding as of March 31, 2022.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2022.
(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.
(6)	Representing (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will become vested within 60 days of March 31, 2022. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares as of March 31, 2022, delegated the voting rights of such shares to Mr. David Xueling Li.
(7)	Representing 122,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 122,741,483 Class B common shares were delegated to Mr. David Xueling Li in August 2016. The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, PRC.
(8)	Representing (i) 156,340,804 Class A common shares and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, and (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly owned by YYME Limited. The business address of YYME Limited is c/o David Xueling Li, 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440.
(9)	Representing 107,383,120 Class A common shares (or Class A common shares represented by ADSs) beneficially owned by T. ROWE PRICE ASSOCIATES, INC., as reported in a Schedule 13G filed by T. ROWE PRICE ASSOCIATES, INC. with the SEC on February 14, 2022. Please see the Schedule 13G filed by T. ROWE PRICE ASSOCIATES, INC with the SEC on February 14, 2022 for information relating to T. ROWE PRICE ASSOCIATES, INC. The principal business office of T. ROWE PRICE ASSOCIATES, INC. is located at 100 E. Pratt Street, Baltimore, MD 21202, the United States.

As of March 31, 2022, 1,417,902,523 of our common shares were issued and outstanding, including 326,509,555 Class B common shares and 1,091,392,968 Class A common shares (excluding 226,447,496 outstanding restricted shares and treasury Class A common shares held by entities controlled by us). Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2022, none of our total outstanding shares were held by record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

VIE Structure Enhancement

Overview

We have completed the enhancement of the structure we use to hold our major variable interest entities so that we can better ensure the stability and proper governance of the variable interest entities as an integral part of our company, or the VIE Enhancement. The VIE Enhancement maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC.

Upon the completion of the VIE Enhancement for each VIE, the equity interest of each variable interest entity is, instead of being held by a few individuals, directly held by a PRC limited liability company, which in turn is indirectly held (through a layer of PRC limited partnerships) by selected individuals of the Company or our management who are PRC citizens. For our major variable interest entities, these individuals are Ting Li, Lin Song, and Di Fu (with respect to each of Guangzhou Huaduo and Guangzhou BaiGuoYuan).

With the completion of the VIE Enhancement, we believe we manage to:

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

VIE equity holders after the VIE Enhancement

Pursuant to the VIE Enhancement, a variable interest entity is typically held by a PRC limited liability company. This PRC limited liability company is in turn be directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected individuals of the Company and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. We may also create additional holding structures in the future in connection with the VIE Enhancement.

Following the VIE Enhancement, the designated wholly-owned entity, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements as summarized below, which are substantially similar to the contractual arrangements we have historically used for the variable interest entities.

Although we believe the VIE Enhancement can further improve our control over the variable interest entities, there continue to be risks associated with the VIE structure in general. See “D. Risk Factors— Risks Related to Our Corporate Structure.”

The following is a summary of our certain typical contractual arrangements.

Contractual Arrangements

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our platforms. To comply with these restrictions, we conduct our operations primarily through Beijing Huanju Shidai’s contractual arrangements with Beijing Tuda and its shareholders. Furthermore, we operate Bigo platform through: (i) a series of contractual arrangement among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its shareholders, (ii) a series of contractual arrangements among Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and their shareholders, and (iii) a series of contractual arrangements among Guangzhou LianYiYun, Guangzhou AnSiChuang and its shareholder. Moreover, we operate certain other businesses through: (i) a series of contractual arrangements among Haishaman (Shanghai) Information Technology Co., Ltd., Shanghai Ruogu Information Technology Co., Ltd. and its shareholders, (ii) a series of contractual arrangements among Bluebuck Network Technology (Beijing) Co., Ltd., or Blue Buck, Guangzhou Blue Ocean Whale Riding Technology Co., Ltd., or Guangzhou Blue Ocean, Beijing Cengcengceng Information Technology Co., Ltd., or Beijing Cengcengceng, and its shareholder, and (iii) a series of contractual arrangements among Guangzhou Blue Ocean, Guangzhou Blue Whale Weaving Garment Co., Ltd., or Guangzhou Blue Whale, and the shareholders of Guangzhou Blue Whale. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—Financial Information Related to the Variable Interest Entities” for details of transactions between our variable interest entities and our subsidiaries.

Contractual Arrangements with Beijing Tuda

The following is a summary of the currently effective contracts among our subsidiary, Beijing Huanju Shidai, a variable interest entity, Beijing Tuda, and the shareholders of Beijing Tuda.

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

Contractual Arrangements with Guangzhou Ruicheng

The following is a summary of the currently effective contracts among our subsidiary, Guangzhou Huanju Shidai, a variable interest entity, Guangzhou Ruicheng, and the shareholders of Guangdong Ruicheng.

Exclusive Technology Services Agreement

Under the exclusive technology services agreement between Guangzhou Huanju Shidai and Guangzhou Ruicheng, Guangzhou Huanju Shidai had the exclusive right to provide to Guangzhou Ruicheng services related to its business. Guangzhou Huanju Shidai owned the exclusive intellectual property rights created as a result of the performance of this agreement. The service scope and service fee payable by Guangzhou Ruicheng to Guangzhou Huanju Shidai is determined by the sole discretion of Guangzhou Huanju Shidai. The term of this agreement is twenty years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers a prior written notice to Guangzhou Ruicheng not to extend the term.

Shareholder Voting Rights Proxy Agreement

On December 9, 2020, Guangzhou Huanju Shidai, Guangzhou Ruicheng, and the shareholders of Guangzhou Ruicheng entered into a voting rights proxy agreement. Under the voting rights proxy agreement, each of the shareholders of Guangzhou Ruicheng irrevocably executed a power of attorney and appointed Guangzhou Huanju Shidai’s designated representatives as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Ruicheng, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Ruicheng requiring shareholder approval under PRC laws and regulations and the articles of association and their amendments from time to time of Guangzhou Ruicheng and rights to information relating to all business aspects of Guangzhou Ruicheng. The term of this agreement is twenty years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers a prior written notice to Guangzhou Ruicheng not to extend the term or upon mutual written agreement by all parties.

Exclusive Option Agreement

Under the exclusive option agreement between Guangzhou Huanju Shidai, each of the shareholders of Guangzhou Ruicheng and Guangzhou Ruicheng, each of such shareholders irrevocably granted Guangzhou Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Guangzhou Huaduo. Guangzhou Huanju Shidai or its designated representative(s) had sole discretion as to when to exercise such options, either in part or in full. Without Guangzhou Huanju Shidai’s prior written consent, Guangzhou Ruicheng’s such shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Ruicheng. The agreement will remain effective upon all the equity interests in or assets of Guangzhou Ruicheng are transferred to Guangzhou Huanju Shidai or its designated representative(s) or may be terminated at Guangzhou Huanju Shidai’s sole discretion.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Guamgzhou Huanju Shidai, the shareholders of Guangzhou Ruicheng and Guangzhou Ruicheng, such shareholders of Guangzhou Ruicheng shall pledged all of their equity interests in Guangzhou Ruicheng to Guangzhou Huanju Shidai to guarantee the performance by Guangzhou Ruicheng and its shareholders’ performance of their respective obligations under the exclusive technology service agreement, exclusive option agreement, and shareholder Voting Rights Proxy Agreement. If Guangzhou Ruicheng and/or such shareholders breached their contractual obligations under those agreements, Guangzhou Huanju Shidai, as the pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. The pledge will remain effective upon the contractual obligations have been fully performed or the secured debts have been fully paid.

Contractual Arrangements with Guangzhou Huaduo

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

In April 2022, Mr. Jun Lei and two other unaffiliated individual shareholders transferred their respective equity interests in Guangzhou Huaduo to Guangzhou Tuyue. After such transaction, Guangzhou Tuyue owns 100% equity interests of Guangzhou Huaduo. Upon the effectiveness of the foregoing equity interests transfers, Guangzhou Tuyue, Mr. Jun Lei and two other unaffiliated individual shareholders have terminated the contractual arrangements with Beijing Huanju Shidai.

The following is a summary of the then effective contracts among Beijing Huanju Shidai, Guangzhou Huaduo and Mr. Jun Lei and two other unaffiliated individuals as of the date of April 1, 2022.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, as amended, Beijing Huanju Shidai had the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to Guangzhou Huaduo’s business, the scope of which was to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owned the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai was up to 100% of the net profit of Guangzhou Huaduo, and the timing and amount of the fee payments would be determined at the sole discretion of Beijing Huanju Shidai. The term of this agreement would expire in 2038 and might be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai had sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo, while neither Guangzhou Huaduo nor its shareholders were entitled to terminate the agreement.

Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, as amended, Beijing Huanju Shidai had the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owned the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai was 10% of Guangzhou Huaduo’s gross revenues. The term of this agreement would expire in 2028 and might be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai had sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo, while neither Guangzhou Huaduo nor its shareholders were entitled to terminate the agreement.

Powers of Attorney

Under the irrevocable powers of attorney executed by each of Mr. Jun Lei and two other unaffiliated individuals of Guangzhou Huaduo, each such of Mr. Jun Lei and two other unaffiliated individual shareholders appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney would remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

Exclusive Option Agreement

Under the exclusive option agreement between Beijing Huanju Shidai, each of Mr. Jun Lei and two other unaffiliated individual shareholders of Guangzhou Huaduo and Guangzhou Huaduo, each of such shareholders irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) had sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s such shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement was ten years and might be extended at Beijing Huanju Shidai’s sole discretion.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Beijing Huanju Shidai and Mr. Jun Lei and two other unaffiliated individual shareholders of Guangzhou Huaduo, such shareholders of Guangzhou Huaduo had pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or such shareholders breached their contractual obligations under those agreements, Beijing Huanju Shidai, as the pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. The pledge became effective on the date the pledged equity interests were registered with the competent administration for industry and commerce and would remain effective until the pledgors are no longer the shareholders of Guangzhou Huaduo.

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

Exclusive Service Agreement

Under each of the Exclusive Service Agreements entered into by Guangzhou Tuyue’s respective direct and indirect shareholders with Guangzhou Huanju Shidai dated December 9, 2020, Guangzhou Huanju Shidai has the right to exclusively provide relevant services to such shareholders, including, without limitations, the licensing of software, technology support, training, research and business consulting services related to such shareholder’s applicable business, the scope of which is to be determined by Guangzhou Huanju Shidai from time to time. The service scope and service fee payable by such shareholder to Guangzhou Huanju Shidai is determined at the sole discretion of Guangzhou Huanju Shidai. The term of each exclusive service agreement is 20 years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers prior written notice to such shareholder not to extend the term.

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

On March 29, 2021, Mr. David Xueling Li and another individual shareholder transferred their respective equity interests in Bilin Online to Guangzhou Ruicheng. After such transaction, Guangzhou Ruicheng owns 100% equity interests of Bilin Online. Upon the effectiveness of the foregoing equity interests transfers, Bilin Online, Mr. David Xueling Li and another individual shareholder have terminated the contractual arrangements with Bilin Changxiang.

Contractual Arrangements with Guangzhou BaiGuoYuan

On January 15, 2021, Mr. David Xueling Li and a senior management member of Guangzhou BaiGuoYuan have transferred in total 100% of the equity interests of Guangzhou BaiGuoYuan to Guangzhou Qianxun, and terminated the contractual arrangements upon the effectiveness of the foregoing transfers. Guangzhou Qianxun is indirectly held by selected individuals of our senior management team who are PRC citizens through PRC limited partnership jointly established by these individuals. Guangzhou BaiGuo Yuan, and its direct and indirect shareholders, are controlled by Guangzhou BaiGuoYuan Information Technology Co., Ltd., or BaiGuoYuan Technology, through a series of contractual arrangements. The following is a summary of the currently effective contracts among our subsidiary, BaiGuoYuan Technology, a variable interest entity, Guangzhou BaiGuoYuan Network Technology Co., Ltd., or Guangzhou BaiGuoYuan, and the direct and indirect shareholders of Guangzhou BaiGuoYuan.

Exclusive Service Agreement

Under each of the exclusive service agreements entered into by Guangzhou BaiGuoYuan’s respective direct and indirect shareholders with BaiGuoYuan Technology dated January 15, 2021, BaiGuoYuan Technology has the right to exclusively provide relevant services to such shareholders, including, without limitations, the licensing of software, technology support, training, research and business consulting services related to such shareholder’s applicable business, the scope of which is to be determined by BaiGuoYuan Technology from time to time. The service scope and service fee payable by such shareholder to BaiGuoYuan Technology is determined by the sole discretion of BaiGuoYuan Technology. The term of each exclusive service agreement is twenty years and will be automatically extended year by year unless BaiGuoYuan Technology delivers a prior written notice to such shareholder not to extend the term.

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

Contractual Arrangements with Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue

The following is a summary of the currently effective contracts among our subsidiary, Guangzhou Wangxing Information Technology Co., Ltd., or Guangzhou Wangxing, a variable interest entity, Chengdu Yunbu Internet Technology Co., Ltd., or Chengdu Yunbu, Chengdu Luota Internet Technology Co., Ltd., or Chengdu Luota, and Chengdu Jiyue Internet Technology Co., Ltd., or Chengdu Jiyue and their shareholders.

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

Shareholder Voting Rights Proxy Agreement

On July 31, 2019, Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue respectively entered into a voting rights proxy agreement. Under the voting rights proxy agreement, each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue irrevocably executed a power of attorney and appointed Guangzhou Wangxing or its designated representatives as its attorney-in-fact to exercise such shareholders’ rights in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, including, without limitation, the power to vote on its behalf on all matters of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue requiring shareholder approval under PRC laws and regulations and the articles of association and their amendments from time to time of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and rights to information relating to all business aspects of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. The term of this agreement is in perpetuity from the execution date of this agreement, unless otherwise agreed upon by Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue.

Equity Interest Pledge Agreement

On July 31, 2019, Guangzhou Wangxing entered into an equity interest pledge agreement respectively with, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and the each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. Pursuant to the equity interest pledge agreement, the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue have pledged all of their equity interests in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue to Guangzhou Wangxing to guarantee the performance by Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and their shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive asset purchase agreement and shareholder voting rights proxy agreement. If Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue or their shareholders breach their contractual obligations under those agreements, Guangzhou Wangxing, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are recorded in the registry of shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and will remain effective until Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue and the each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue have fully performed their obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive asset purchase agreement, shareholder voting rights proxy agreement and equity interest pledge agreement.

Exclusive Option Agreement

On July 31, 2019, Guangzhou Wangxing, Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue, and each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue respectively entered into an exclusive option agreement. Under the exclusive option agreement, each of the shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue irrevocably granted Guangzhou Wangxing or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his/her equity interests in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. Guangzhou Wangxing or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Guangzhou Wangxing’s prior written consent, shareholders of Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue shall not, by any means, sell, transfer, mortgage or otherwise dispose or create any encumbrance on the pledged equity interests in Chengdu Yunbu, Chengdu Luota and Chengdu Jiyue. The term of this agreement is in perpetuity from the execution date of this agreement, unless the agreement is terminated by Guangzhou Wangxing upon thirty (30) days written notice to the other parties.

Contractual Arrangements with Guangzhou AnSiChuang

The following is a summary of the currently effective contracts among our subsidiary, Guangzhou LianYiYun Information Technology Co., Ltd., or Guangzhou LianYiYun, a variable interest entity, Guangzhou AnSiChuang Information Technology Co., Ltd., or Guangzhou AnSiChuang, and the shareholder of Guangdong AnSiChuang.

Exclusive Service Agreement

Under the exclusive services agreement between Guangzhou LianYiYun and Guangzhou AnSiChuang, dated May 31, 2021, Guangzhou LianYiYun has the exclusive right to provide or designate any third party to provide to Guangzhou AnSiChuang services related to its applicable business, including, without limitations, the licensing of software, technology support, training, business consulting service, the scope of which is to be determined by Guangzhou AnSiChuang from time to time. Guangzhou Lianyiyun owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou AnSiChuang to Guangzhou LianYiYun is determined at the sole discretion of Guangzhou LianYiYuan. The term of each exclusive service agreement is 20 years and will be automatically extended one more year, unless Guangzhou LianYiYun agrees terminating of this agreement with thirty days prior notice.

Shareholder Voting Rights Proxy Agreement

On May 31, 2021, Guangzhou LianYiYun, Guangzhou AnSiChuang, and the shareholder of Guangzhou AnSiChuang entered into a voting rights proxy agreement. Under the voting rights proxy agreements, the shareholder of Guangzhou AnSiChuang irrevocably executed a power of attorney and appointed Guangzhou LianYiYun’s designated representatives as its attorney-in-fact to exercise such shareholder’s rights in Guangzhou AnSiChuang, including, without limitation, the power to vote on its behalf on all matters of Guangzhou AnSiChuang requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou AnSiChuang and rights to information relating to all business aspects of Guangzhou AnSiChuang. The term of this agreement is twenty years from the execution date of this agreement and will be automatically extended for one more year, unless Guangzhou LianYiYun agrees terminating of this agreement with thirty days prior notice.

Exclusive Option Agreement

Under the exclusive option agreement between Guangzhou LianYiYun, the shareholder of Guangzhou AnSiChuang and Guangzhou AnSiChuang, dated May 31, 2021, the shareholder irrevocably granted Guangzhou LianYiYun or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Guangzhou AnSiChuang. Guangzhou LianYiYun or its designated representative(s) have sole discretion as to when and how to exercise such options, either in part or in full. Without Guangzhou LianYiYun’s prior written consent, Guangzhou AnSiChuang’s shareholder shall not sell, transfer, mortgage or otherwise dispose his equity interests in Guangzhou AnSiChuang. The agreement will remain effective upon all Guangzhou AnSiChuang’s equity interests transferred to Guangzhou LianYiYun or its designated representative(s) or may be terminated at Guangzhou LianYiYun’s sole discretion.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Guangzhou LianYiYun, Guangzhou AnSiChuang and the shareholder of Guangzhou AnSiChuang, dated May 31, 2021, the shareholder of Guangzhou AnSiChuang have pledged all of his equity interests in Guangzhou AnSiChuang to Guangzhou LianYiYun to guarantee the performance by Guangzhou AnSiChuang and its shareholder’s performance of their respective obligations under the exclusive service agreement, exclusive option agreement and powers of attorney. If Guangzhou AnSiChuang or its shareholder breach their contractual obligations under those agreements, Guangzhou LianYiYun, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This equity interest pledge agreement became effective on the date of execution and will remain effective upon the contractual obligations have been fully performed or the secured debts have been fully paid.

Contractual Arrangements with Shanghai Ruogu

The existing shareholders of Shanghai Ruogu Information Technology Co., Ltd., or Shanghai Ruogu, entered into an equity transfer agreement with the then shareholders of Shanghai Ruogu to acquire the 100% equity interests in Shanghai Ruogu on June 18, 2021. The existing shareholders, Haishaman (Shanghai) Information Technology Co., Ltd., or Haishaman, and Shanghai Ruogu entered into a series of contracts on the same day. However, the change registration with the competent office of SAMR with regards to the equity transfer and shareholders change has not been completed. The following is a summary of the currently effective contracts among our subsidiary, Haishaman, a variable interest entity, Shanghai Ruogu, and the shareholders of Shanghai Ruogu.

Exclusive Technology Development, Consultant and Service Agreement

Under the exclusive technology development, consultant and service agreement between Haishaman and Shanghai Ruogu, dated January 17, 2019, Haishaman has the exclusive right to provide to Shanghai Ruogu technology development, consulting and services. Haishaman owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Shanghai Ruogu to Haishaman is determined at the sole discretion of Haishaman. The term of this agreement is in perpetuity from the execution date of this agreement, unless Haishaman determines to terminate the agreement at any time by providing 30 days’ prior written notice to Shanghai Ruogu.

Powers of Attorney

Under the irrevocable powers of attorney executed by each of Guangzhou Huaduo and Guangzhou Ruicheng, each Guangzhou Huaduo and Guangzhou Ruicheng appointed Haishaman as its attorney-in-fact to exercise such shareholders’ rights in Shanghai Ruogu, including, without limitation, the power to vote on its behalf on all matters of Shanghai Ruogu requiring shareholders approval under PRC laws and regulations and the articles of association of Shanghai Ruogu. Each power of attorney will remain in force until Haishaman provides written notice terminating such power of attorney to Guangzhou Huaduo or Guangzhou Ruicheng.

Exclusive Option Agreement

Under the restated and amended exclusive option agreement between Haishaman, the shareholders of Shanghai Ruogu and Shanghai Ruogu, dated June 18, 2021, the shareholders irrevocably granted Haishaman or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its/their equity interests in Shanghai Ruogu or all or part of Shanghai Ruogu’s asset. Haishaman or its designated representative(s) have sole discretion as to when and how to exercise such options, either in part or in full. Without Haishaman’s prior written consent, Shanghai Ruogu’s shareholders shall not sell, transfer, mortgage or otherwise dispose its/their equity interests in Shanghai Ruogu. The agreement will remain effective until all the parties agree to termination in written form.

Equity Interest Pledge Agreement

Under the restated and amended equity interest pledge agreement between Haimaisha, Shanghai Ruogu and the shareholders of Shanghai Ruogu, dated June 18, 2021, the shareholders of Shanghai Ruogu have pledged all of their equity interests in Shanghai Ruogu to Haishaman to guarantee the performance by Shanghai Ruogu under the exclusive technology development, consultant and service agreement. If Shanghai Ruogu breaches its contractual obligations under the exclusive technology development, consultant and service agreement, Haishaman, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. However, we have not completed the change registration of equity interest pledge with competent office of SAMR. This equity interest pledge agreement became effective on the date of execution and will remain effective upon the contractual obligations have been fully performed or the secured debts have been fully paid.

Contractual Arrangements with Beijing Cengcengceng

The following is a summary of the currently effective contracts among our subsidiaries, Blue Buck, Guangzhou Blue Ocean, a variable interest entity, Beijing Cengcengceng and the shareholder of Beijing Cengcengceng.

Exclusive Technology Development, Consultant and Service Agreement

Under the exclusive technology development, consultant and service agreement between Blue Buck, Guangzhou Blue Ocean and Beijing Cengcengceng, dated February 18, 2022, Blue Buck and Guangzhou Blue Ocean have the exclusive right to provide to Beijing Cengcengceng technology development, consulting and services. Blue Buck and Guangzhou Blue Ocean own the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Blue Buck and Guangzhou Blue Ocean to Beijing Cengcengceng is determined at the discretion of Blue Buck and Guangzhou Blue Ocean. The term of this agreement is ten years and will be extended to another ten years or other years agreed by all parties upon the written confirmation of Blue Buck and Guangzhou Blue Ocean, unless Blue Buck and Guangzhou Blue Ocean determine to terminate the agreement at any time by providing 30 days’ prior written notice to Beijing Cengcengceng.

Powers of Attorney

Under the irrevocable powers of attorney executed by the shareholder of Beijing Cengcengceng on February 18, 2022, the shareholder of, Beijing Cengcengceng appointed Blue Buck and Guangzhou Blue Ocean as his attorney-in-fact to exercise such shareholder’s rights in Beijing Cengcengceng, including, without limitation, the power to vote on his behalf on all matters of Beijing Cengcengceng requiring shareholder approval under PRC laws and regulations and the articles of association of Beijing Cengcengceng. The power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Cengcengceng.

Exclusive Option Agreement

Under the exclusive option agreement between Blue Buck, Guangzhou Blue Ocean, the shareholder of Beijing Cengcengceng and Beijing Cengcengceng, dated February 18, 2022, the shareholder irrevocably granted Blue Buck and Guangzhou Blue Ocean or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his equity interests in Beijing Cengcengceng or all or part of Beijing Cengcengceng’s asset. Blue Buck and Guangzhou Blue Ocean or its designated representative(s) have sole discretion as to when and how to exercise such options, either in part or in full. Without prior written consent from Blue Buck and Guangzhou Blue Ocean, Beijing Cengcengceng’s shareholder shall not sell, transfer, mortgage or otherwise dispose his equity interests in Beijing Cengcengceng. The term of this agreement is ten years and could be extended for ten more years at the discretion of Blue Buck and Guangzhou Blue Ocean.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Blue Buck, Guangzhou Blue Ocean, the shareholder of Beijing Cengcengceng and Beijing Cengcengceng, dated February 18, 2022, the shareholder of Beijing Cengcengceng has pledged all of his equity interests in Beijing Cengcengceng to Blue Buck and Guangzhou Blue Ocean to guarantee the performance by Beijing Cengcengceng under the exclusive technology development, consultant and service agreement. If Beijing Cengcengceng breaches its contractual obligations under the exclusive technology development, consultant and service agreement, Blue Buck and Guangzhou Blue Ocean, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. However, we have not completed the change registration of equity interest pledge with competent office of SAMR. This equity interest pledge agreement became effective on the date of execution and will remain effective upon the contractual obligations have been fully performed or the secured debts have been fully paid.

Contractual Arrangements with Guangzhou Blue Whale

A series of contractual agreements, including exclusive technology development, consultant and service agreement, equity interest pledge agreements, exclusive option agreements and powers of attorney have been entered into by and among Guangzhou Blue Ocean, Guangzhou Blue Whale and the shareholders of Guangzhou Blue Whale on April 15, 2021, the terms of which are substantially similar to those of contractual agreements entered into by and among Blue Buck, Guangzhou Blue Ocean, Beijing Cengcengceng and the shareholder of Beijing Cengcengceng.

Transactions with Affiliates

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Sunhongs Corp., Ltd (formerly named as Guangzhou Shanghang Information Technical Co., Ltd.), or Guangzhou Sunhongs, entered into certain server co-location agreements, under which Guangzhou Sunhongs provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in China. In addition, Guangzhou Huaduo and Guangzhou Sunhongs entered into two content delivery network acceleration service agreements, under which Guangzhou Sunhongs provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Sunhongs is an investee of Mr. Jun Lei, one of our major shareholders, and Shanghai Yilian Equity Investment Partnership (LP), one of the subsidiaries of Guangzhou Huaduo. In the years ended December 31, 2019, 2020 and 2021, the bandwidth service that we received from Guangzhou Sunhongs amounted to US$13.4 million, US$14.2 million and US$3.3 million, respectively.

Guangzhou Huaduo and Kingsoft Cloud Holdings Limited (Nasdaq: KC) (“Kingsoft Cloud”) entered into certain cloud service agreements, under which Kingsoft Cloud provides Guangzhou Huaduo with bandwidth service. Mr. Jun Lei, our major shareholder, is also the major shareholder and Chairman of the Board of Directors of Kingsoft Cloud. In the years ended December 31, 2019, 2020 and 2021, the bandwidth service that we received from Kingsoft Cloud amounted to US$1.7 million, US$2.1 million and US$0.4 million, respectively. We also purchased servers and equipments from Kingsoft Cloud. In the years ended December 31, 2019 and 2020, the fixed assets that we purchased from Kingsoft Cloud amounted to US$2.4 million and US$0.4 million.

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

ITEM 8.               FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

Guangzhou NetEase Computer System Co., Ltd. has initiated a lawsuit against us in Guangzhou in October 2014, claiming infringement of its rights of reproduction concerning the online game of Fantasy Westward Journey in an amount of RMB100 million. In 2017, Guangzhou Intellectual Property Court ordered us to compensate NetEase in an amount of RMB20.0 million. In December 2019, the Higher People’s Court of Guangdong Province rejected the appeal of NetEase and us, and upheld the judgement of the Guangzhou Intellectual Property Court. We have applied for adjudication supervision from the Supreme People’s Court of PRC against the judgement in 2020, and we have applied for withdrawal of such adjudication supervision in April 2021. We paid the compensation of RMB20.0 million to NetEase in 2020 following the effective judgement.

On November 20, 2020, a putative securities class action complaint captioned Hershewe v. JOYY Inc. et al., No. 2:20-cv-10611 (C.D. Cal.) was filed in the United States District Court for Central District of California against the Company and certain of its current and former officers. The complaint asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and seeks damages based on alleged material misrepresentations and omissions about the Company’s revenue, component businesses, and acquisition of Bigo. The proposed class period is April 28, 2016, through November 18, 2020, inclusive. On March 9, 2022, the court granted the defendants’ motion to dismiss and dismissed the operative complaint in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. The Company cannot reasonably estimate a potential future loss.

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

Dividend Policy

On August 11, 2020, our board of directors approved a quarterly dividend policy for the next three years commencing in the second quarter of 2020. Under the policy, total cash dividend amount expected to be paid will be approximately US$300 million and quarterly dividends will be set at approximately US$25 million in each fiscal quarter. On November 20, 2020, our board of directors approved an additional quarterly dividend policy for the next three years, under which the total cash dividend amount expected to be paid will be approximately US$200 million and quarterly dividend set at a fixed amount of approximately US$16.67 million in each fiscal quarter. As of March 31, 2022, we have paid dividends in an aggregate amount of US$160.1 million.

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC and other subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these markets. In certain jurisdictions, such as Singapore, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for the jurisdiction of PRC, PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3. Key information—D. Risk Factors— Risks Related to Doing Business in Jurisdictions We Operate —Our PRC subsidiaries and the variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

Meetings

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our third amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. In addition, extraordinary general meetings of our shareholders may be convened by a majority of our board of directors or the chairman of our board of directors. Advance notice in writing of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy, or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in our company throughout the meeting.

If our directors wish to make this facility available for a specific general meeting or all general meetings of our company, attendance and participation in any such general meeting may be by means of Communication Facilities (as defined in our articles of association, including video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in the meeting are capable of hearing and being heard by each other), including entirely virtual meetings. A shareholder attending any such general meeting by means of Communications Facilities shall be deemed to be present at the meeting, including for quorum purposes.

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

Voting Rights

In respect of all matters requiring a shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes, voting together as one class. At any shareholders’ meeting, and subject to the voting rights attached to our Class A common shares and Class B common shares as described in this paragraph, on a show of hands, every shareholder present (whether in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by means of Communications Facilities (as defined in our articles of association), if permitted) shall have one vote and on a poll, every shareholder present (whether in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by means of Communications Facilities (as defined in our articles of association), if permitted) shall have one vote for each fully paid share of which such shareholder is the holder.

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

Subject to applicable laws and our memorandum and articles of association, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of that class. All the provisions of our articles of association relating to general meetings shall, mutatis mutandis, apply, but so that:

●	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of our board of directors, or (ii) a majority of our board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Our articles of association does not give any shareholder(s) the right to call a class or series meeting;
●	the necessary quorum shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;
●	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and
●	any holder of shares of the class present (whether in person or by proxy (or, in the case of a shareholder being a corporation, by its authorized representative) or by means of Communication Facilities (as defined in our articles of association), if permitted) may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu with such existing shares or class of shares.

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

The common shares underlying our ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares and accordingly the common shares underlying our ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Act.

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

Dividends

Subject to the Companies Act, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders, but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of our share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act. However, even if our company has sufficient profits or share premium, it may not pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Exclusive Forum

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences Between the Law of Different Jurisdictions

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights may be provided in a company’s articles of association. However, our memorandum and articles of association do not allow our shareholders to requisition any general meeting of our shareholders and do not provide our shareholders with any other right to put proposals before any annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings. Our third amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting. In addition, extraordinary general meetings of our shareholders may be convened only by a majority of our board of directors or the chairman of our board of directors. Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as a common practice in the Cayman Islands, and our company has made no provisions in our Memorandum and Articles of Association to allow cumulative voting for such elections. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of ADSs or our common shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or our common shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ADSs and our common shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this annual report accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ADSs or our common shares.

Income Tax

Under the Singapore Income Tax Act (Chapter 134 of Singapore), a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax residents in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are mainly conducted outside Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We believe that JOYY Inc. is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of JOYY Inc. is subject to determination by the IRAS and uncertainties remain with respect to our tax residence status. It is not certain if JOYY Inc. will be classified as a Singapore tax resident. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operation— It is not certain if we will be classified as a Singapore tax resident” for a discussion of the Singapore tax consequences to non-resident investors if JOYY Inc. is deemed to be a Singapore tax resident. The statements below are based on the assumption that JOYY Inc. is not a tax resident in Singapore for Singapore income tax purposes.

Dividends With Respect to Our ADSs or Our Common Shares

Where JOYY Inc. is not considered a tax resident in Singapore for Singapore income tax purposes, the dividend payments made by JOYY Inc. would be considered sourced outside Singapore (unless our ADSs or our common shares are held as part of a trade or business carried out in Singapore, in which case the holders of our ADSs or our common shares may be taxed on the dividends distributed to them). Foreign-sourced dividends received or deemed to be received in Singapore by non-resident individuals are exempt from Singapore income tax. This exemption also applies to Singapore tax resident individuals who have received or, are deemed to have received his foreign-sourced income in Singapore on or after January 1, 2004 (except where such income is received through a partnership in Singapore).

Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who do not have a business presence in Singapore, are not tax resident in Singapore, and who do not have a permanent establishment or tax presence in Singapore, will generally not be subject to income tax in Singapore. Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who are tax residents in Singapore will generally be subject to Singapore income tax. Since JOYY Inc. is a company incorporated in the Cayman Islands, and the prevailing rate of tax in the Cayman Islands, being a tax of a similar character to the Singapore income tax, is 0%, dividends received in Singapore by resident corporate investors would be subject to Singapore income tax at the prevailing rate of 17%.

Dividends received in respect of our ADSs or our common shares whether by a Singapore tax resident or a non-Singapore tax resident as a shareholder are not subject to any withholding tax in Singapore.

Gains With Respect to Disposition of Our ADSs or Our Common Shares

There is no capital gain tax in Singapore and there is no specific law or regulation in Singapore dealing with the characterization of a gain as income or capital in nature. Gains arising from disposition of our ADSs or our common shares may be construed as income and subject to Singapore income tax if they arise from or are otherwise connected with a trade or business activity in Singapore. Factors that determine the existence of a trade include, inter alia, the length of ownership, the frequency of similar transactions, and the motive of acquisition.

Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if our ADSs or our common shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of our ADSs or our common shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore, are not taxable in Singapore.

For corporate shareholders who are subject to Singapore income tax treatment under Section 34A or 34AA of the Income Tax Act (Chapter 134 of Singapore) in relation to the adoption of Singapore Financial Reporting Standard 39—Financial Instruments: Recognition and Measurement (FRS 39) or Singapore Financial Reporting Standard 109—Financial Instruments (FRS 109), for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of our ADSs or our common shares has been made. Our corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of our ADSs and our common shares arising from the adoption of FRS 39 or FRS 109.

Notwithstanding the above, foreign investors may claim that the gains from disposition of their ADSs or common shares are not sourced or received in Singapore (so that such gains will not be subject to Singapore income tax) if (i) the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our ADSs or our common shares is performed outside of Singapore.

Goods and Services Tax

The issuance of our ADSs or our common shares is not subject to Singapore goods and services tax (GST).

The sale of our ADS or our common shares by a GST-registered investor in Singapore to another person belonging in Singapore is an exempt supply (i.e. not subject to GST). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of this exempt supply is generally not recoverable and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where our ADS or our common shares are sold by a GST-registered investor in the course or furtherance of a business carried on by such an investor to a person belonging outside Singapore (and who is outside Singapore at the time of supply), the sale is a taxable supply subject to GST at a zero rate (i.e. 0%). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making this zero-rated supply for the purpose of his business will, subject to the conditions prescribed under the GST legislation, be recoverable from the Comptroller of GST.

Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our ADSs or our common shares.

Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or sale of our ADSs or our common shares will be subject to GST at the prevailing rate (currently at 7%). Similar services rendered contractually to an investor belonging outside Singapore should, subject to certain conditions prescribed under the GST legislation, qualify for GST at zero rate (i.e. 0%).

Stamp Duty

No stamp duty is payable on the subscription and issuance of our ADSs or our common shares. As JOYY Inc. is incorporated in the Cayman Islands and our ADSs and our common shares are not registered in any register kept in Singapore, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of our ADSs or our common shares. This position would remain as long as JOYY Inc. is not considered a residential property-holding entity.

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

Although the law in this regard is unclear, we treat the variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based on the market price of our ADSs and the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any taxes withheld) paid on our ADSs or Class A common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty (the “Treaty”). Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our Class A common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A common shares in their particular circumstances.

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

Sale or Other Disposition of ADSs or Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term if the ADSs or Class A common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A common shares may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

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

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands. Our holding company indirectly holds 100% of the equity interests in our PRC subsidiaries. Our business operations within PRC are principally conducted through our PRC subsidiaries and the variable interest entities. The PRC Enterprise Income Tax Law, which was most recently amended on December 29, 2018, and its implementation rules, which was most recently amended on April 23, 2019, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

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

I.    Subsidiary Information

For a list of our principal subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We are exposed to foreign exchange risks arising from various currency exposures. While a majority of our revenues and expenses are denominated in U.S. dollars, some of our expenses and revenues are dominated in various other foreign currencies, such as Renminbi, Euro, Singapore dollars, Japanese yen, Indonesian rupiah, Vietnamese dong, Thai baht, Malaysian ringgit, Turkish lira, among other currencies. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars.

Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. For example, if the U.S. dollar weakens relative to currencies in our local markets, our revenue and operating expenses will be higher than if currencies had remained constant. Likewise, if the U.S. dollar strengthens relative to currencies in our local markets, our revenue and operating expenses will be lower than if currencies had remained constant. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in the U.S. dollar to be not fully representative of the underlying business performance. We believe that our diversification in geographic coverage benefits our shareholders over the long-term. We had used and may enter into derivative financial instruments including the forward exchange contracts to hedge our exposure to potential foreign currency risks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate— Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

As of December 31, 2021, we had RMB-denominated cash and cash equivalents, restricted cash and cash equivalents, short-term deposits and short-term investments of RMB3,462.6 million, RMB47.0 million, RMB2,170.0 million and RMB2,250.1 million, respectively. A 10% depreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$54.3 million in cash and cash equivalents, US$0.7 million in restricted cash and cash equivalents, US$34.0 million in short-term deposits and US$35.3 million in short-term investments. A 10% appreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2021 would result in an increase of US$54.3 million in cash and cash equivalents, US$0.7 million in restricted cash and cash equivalents, US$34.0 million in short-term deposits and US$35.3 million in short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of US$17.5 million in our interest income for the year ended December 31, 2021.

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

Fees and Other Payments Made by the Depositary to Us

Citibank, N.A., as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2021, we were entitled to reimbursement of an insignificant amount for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our general manager of finance, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2021, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and general manager of finance, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Peter Andrew Schloss is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Mr. Schloss is the chairman of our audit committee.

ITEM 16B.          CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief technology officer, general manager of finance, vice presidents and any other persons who perform similar functions for us, as amended and restated from time to time. We have filed our currently effective code of business conduct and ethics as an exhibit to our annual report on Form 20-F, and have posted a copy of our code of business conduct and ethics on our website at http://ir.joyy.com/corporate-governance.

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

	For the Year Ended December 31,
	2020	2021

	(US$ in thousands)
Audit fees (1)	2,505	2,772
Tax fees(2)	187	—
Others(3)	8	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly reviews of our consolidated financial statements, audit of internal controls over financial reporting of the Company.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.
(3)	“Others” means the aggregate fees billed in each of the fiscal years listed services rendered by our principal auditors other than services reported under “Audit fees,” “Audit related fees” and “Tax fees.” In 2020, the other fees was related to general business regulatory advisory service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, and its affiliates, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2021.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved a share repurchase plan, or the 2019 Share Repurchase Plan, on August 13, 2019, under which we were authorized to repurchase up to US$300.0 million of our ADSs or common shares over the next 12 months. The 2019 Share Repurchase Plan was publicly announced on August 14, 2019. In May 2020, we announced that, as approved by our board of directors, the 2019 Share Repurchase Plan was extended for another 12-month period upon its original expiry date under which we were authorized to repurchase up to US$300 million of our shares between August 2019 and August 2021. The 2019 Share Repurchase Plan expired already and we repurchased approximately US$300 million of our shares.

Our board of directors approved a new share repurchase plan, or the September 2021 Share Repurchase Plan, on September 9, 2021, under which we may repurchase up to US$200 million of our ADSs or common shares over the next 12 months. The September 2021 Share Repurchase Plan was publicly announced on the same date.

Our board of directors further approved an additional share repurchase plan, or the November 2021 Share Repurchase Plan, on November 16, 2021, under which we may repurchase up to US$1 billion of our ADSs or common shares over the next 12 months. The November 2021 Share Repurchase Plan was publicly announced on November 17, 2021.

In 2021, we purchased an aggregate of approximately 6.5 million ADSs under our share repurchase plans. The table below is a summary of the shares repurchased by us in 2021. All shares were repurchased in the open market pursuant to the 2019 Share Repurchase Plan, the September 2021 Share Repurchase Plan and the November 2021 Share Repurchase Plan.

			Total Number of	Approximate Dollar
			ADSs Purchased as	Value of ADSs that
	Total Number of	Average Price	Part of the Publicly	May Yet Be Purchased
Period	ADSs Purchased	Paid Per ADS	Announced Plan	Under the Plan
January 2021	170,183	79.26	2,262,619	146,982
March 2021	458,507	95.60	2,721,126	103,149
April 2021	1,009,579	99.05	3,730,705	3,149
September 2021	328,075	50.96	328,075	183,281
October 2021	185,268	50.99	513,343	173,834
November 2021	782,605	49.72	1,295,948	1,134,925
December 2021	3,581,271	47.63	4,877,219	964,336
Total	6,515,488	60.32	4,877,219	964,336

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

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee and the corporate governance and nominating committee be an independent director, following our home country practice in the Cayman Islands. Our compensation committee is chaired by a non-independent director, Mr. David Xueling Li, whose extensive experience in talent management and human resource in the internet industry is considered to be valuable for the functioning of our compensation committee. One of the members of our corporate governance and nominating committee, Mr. Qin Liu, is a non-independent director, whose extensive experience is considered to be valuable for functioning of our corporate governance and nominating committee.

We also relied on the exemption available to foreign private issuers to the requirement that shareholder approval should be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We relied on home country practice exemption and did not convene a shareholder meeting to approve the Amended and Restated 2011 Plan. We also relied on home country practice exemption and did not solicit proxies or provide proxy statements for all meetings of shareholders and provide copies of proxy solicitation to Nasdaq. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.             FINANCIAL STATEMENTS

The consolidated financial statements of JOYY Inc. are included at the end of this annual report.

ITEM 19.             EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-35729), filed with the Securities and Exchange Commission on December 27, 2021)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.2

Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.4

Amended and Restated Deposit Agreement dated May 21, 2018 among the Registrant, Citibank N.A., as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229099), filed with the Securities and Exchange Commission on December 31, 2018)

2.5*	Description of Securities

4.1

2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.2

Amended and Restated 2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-35729), filed with the Securities and Exchange Commission on July 2, 2021)

4.3

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.5

English translation of Exclusive Business Cooperation Agreement dated August 12, 2008 between Huanju Shidai (formerly known as Duowan Entertainment Information Technology (Beijing) Co., Ltd.) and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.6

English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.7

English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

Exhibit Number	Description of Document

4.8

English translation of Exclusive Technology Support and Technology Services Agreement dated August 12, 2008 between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.9

English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.10

English translation of Confirmation letter dated November 10, 2011 to Exclusive Technology Support and Technology Services Agreement between Huanju Shidai and Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.11

English translation of Powers of Attorney dated September 16, 2011 issued to Huanju Shidai by each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.12

English translation of Exclusive Option Agreements dated September 16, 2011 among Huanju Shidai, Guangzhou Huaduo and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.13

English translation of Equity Interest Pledge Agreements dated September 16, 2011 between Huanju Shidai and each of the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.14

English translation of Consent Letter dated November 10, 2011 issued by the shareholders of Guangzhou Huaduo (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.15

English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.16

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou BaiGuoYuan and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.17

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.18

English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

Exhibit Number	Description of Document
4.19

English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.20

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Qianxun and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.21

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.22

English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.23

English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou Shangying Internet Technology Co., Ltd. (“Guangzhou Shangying”), BaiGuoYuan Technology and each of shareholders of Guangzhou Shangying (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.24

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Shangying and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.25

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Shangying, BaoGuoYuan Technology and each of shareholders of Guangzhou Shangying (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.26

English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Shangying, BaiGuoYuan Technology and each of shareholders of Guangzhou Shangying (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.27

English translation of Partnership Interest Pledge Agreements dated January 15, 2021 among Guangzhou Fangu Internet Technology L.P. (“Guangzhou Fangu”), BaiGuoYuan Technology and each of partners of Guangzhou Fangu (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.28

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Fangu and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.29

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Fangu, BaiGuoYuan Technology and each of partners of Guangzhou Fangu (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.30

English translation of Partner Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Fangu, BaiGuoYuan Technology and each of partners of Guangzhou Fangu (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

Exhibit Number	Description of Document
4.31

English translation of Partnership Interest Pledge Agreements dated January 15, 2021 among Guangzhou Wanyin Internet Technology L.P. (“Guangzhou Wanyin”), BaiGuoYuan Technology and each of partners of Guangzhou Wanyin (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.32

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Wanyin and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.33

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Wanyin, BaiGuoYuan Technology and each of partners of Guangzhou Wanyin (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.34

English translation of Partner Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Wanyin, BaiGuoYuan Technology and each of partners of Guangzhou Wanyin (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.35

English translation of Equity Pledge Agreements dated December 9, 2020 among Guangzhou Ruicheng Internet Technology Co., Ltd. (“Guangzhou Ruicheng”), Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.36

English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Ruicheng and Guangzhou Huanju Shidai (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.37

English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Ruicheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.38

English translation of Shareholder Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Ruicheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.39

English translation of Equity Pledge Agreements dated December 9, 2020 among Guang-zhou Xuancheng Internet Technology Co., Ltd. (“Guangzhou Xuancheng”), Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.40

English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Xuancheng and Guangzhou Huanju Shidai (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.41

English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Xuancheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Xuancheng (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.42

English translation of Shareholder Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Xuancheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Xuancheng (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

Exhibit Number	Description of Document
4.43

English translation of Partnership Interest Pledge Agreements dated December 9, 2020 among Guangzhou Xuanyi Internet Technology L.P. (“Guangzhou Xuanyi”), Guangzhou Huanju Shidai and each of partners of Guangzhou Xuanyi (incorporated herein by reference to Exhibit 4.43 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.44

English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Xuanyi and Guangzhou Huanju Shidai (incorporated herein by reference to Exhibit 4.44 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.45

English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Xuanyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Xuanyi (incorporated herein by reference to Exhibit 4.45 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.46

English translation of Partner Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Xuanyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Xuanyi (incorporated herein by reference to Exhibit 4.46 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.47

English translation of Partnership Interest Pledge Agreements dated December 9, 2020 among Guangzhou Yueyi Internet Technology L.P. (“Guangzhou Yueyi”), Guangzhou Huanju Shidai and each of partners of Guangzhou Yueyi (incorporated herein by reference to Exhibit 4.47 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.48

English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Yueyi and Guangzhou Huanju Shidai (incorporated herein by reference to Exhibit 4.48 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.49

English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Yueyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Yueyi (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.50

English translation of Partner Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Yueyi, Guangzhou Huanju Shidai and each of partners of Guangzhou Yueyi (incorporated herein by reference to Exhibit 4.50 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.51

English translation of Exclusive Business Cooperation Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.52

English translation of Supplementary Agreement dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.53

English translation of Confirmation Letter dated November 10, 2011 to Exclusive Business Cooperation Agreement between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.54

English translation of Exclusive Technology Support and Technology Services Agreement dated December 3, 2009 between Huanju Shidai and Beijing Tuda (incorporated herein by reference to Exhibit 10.18 to the registration

Exhibit Number	Description of Document
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

4.67

Amended and Restated Shareholders Agreement dated as of March 8, 2018 between HUYA Inc. and other parties thereto (incorporated herein by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.68

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

4.71

English translation of Exclusive Asset Purchase Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.45 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.72

English translation of Exclusive Business Cooperation Agreement dated January 17, 2017 between Guangzhou BaiGuoYuan and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.46 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.73

English translation of Exclusive Option Agreements dated January 17, 2017 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.47 from our annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26, 2019)

4.74

English translation of Shareholder Voting Rights Proxy Agreements dated January 17, 2017 issued to BaiGuoYuan Technology by each of the shareholders of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.48 from our annual report on Form 20-F (File No. 00135729), filed with the Securities and Exchange Commission on April 26, 2019)

4.75

English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.49 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.76

English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.50 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.77

English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Yunbu (incorporated by reference to Exhibit 4.51 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.78

English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Yunbu and each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.52 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

Exhibit Number	Description of Document
4.79

English translation of Shareholder Voting Rights Proxy Agreements dated July 31, 2019 issued to Guangzhou Wangxing by each of the shareholders of Chengdu Yunbu (incorporated by reference to Exhibit 4.53 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.80

English translation of Equity Interest Pledge Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota (incorporated by reference to Exhibit 4.54 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.81

English translation of Exclusive Asset Purchase Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota (incorporated by reference to Exhibit 4.55 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.82

English translation of Exclusive Business Cooperation Agreement dated July 31, 2019 between Guangzhou Wangxing and Chengdu Luota (incorporated by reference to Exhibit 4.56 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.83

English translation of Exclusive Option Agreements dated July 31, 2019 among Guangzhou Wangxing, Chengdu Luota and each of the shareholders of Chengdu Luota (incorporated by reference to Exhibit 4.57 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.84

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

4.90

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

Exhibit Number	Description of Document
4.92	2019 Share Incentive Awards Arrangement (incorporated herein by reference to Exhibit 10.1 from our Form S-8 filed with the Securities and Exchange Commission on September 30, 2019)

4.93

Amended and Restated Share Purchase Agreement among the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 7, 2021 (incorporated herein by reference to Exhibit 4.105 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.94*	English translation of Exclusive Service Agreement dated March 31, 2021 between Guangzhou LianYiYun and Guangzhou AnSiChuang

4.95*	English translation of Exclusive Option Agreement dated March 31, 2021 among Guangzhou LianYiYun, Guangzhou AnSiChuang and the shareholder of Guangzhou AnSiChuang

4.96*	English translation of Shareholder Voting Rights Proxy Agreement dated March 31, 2021 among Guangzhou LianYiYun, Guangzhou AnSiChuang and the shareholder of Guangzhou AnSiChuang

4.97*	English translation of Equity Interest Pledge Agreements dated March 31, 2021 among Guangzhou LianYiYun, Guangzhou AnSiChuang and the shareholder of Guangzhou AnSiChuang

4.98*	English translation of Exclusive Technology Development, Consulting and Service Agreement dated January 17, 2019 between Haishaman and Shanghai Ruogu

4.99*	English translation of Amended and Restated Exclusive Option Agreement dated June 18, 2021 among Haishaman, Shanghai Ruogu and the shareholders of Shanghai Ruogu

4.100*	English translation of Amended and Restated Equity Interest Pledge Agreements dated June 18, 2021 among Haishaman, Shanghai Ruogu and the shareholders of Shanghai Ruogu

4.101*	English translation of Powers of Attorney dated June 18, 2021 by each of the shareholders of Shanghai Ruogu

4.102*	English translation of Exclusive Technology Development, Consulting and Service Agreement dated February 18, 2022 between Blue Buck, Guangzhou Blue Ocean and Beijing Cengcengceng

4.103*	English translation of Exclusive Option Agreement dated February 18, 2022 among Blue Buck, Guangzhou Blue Ocean, the shareholder of Beijing Cengcengceng and Beijing Cengcengceng

4.104*	English translation of Equity Interest Pledge Agreement dated February 18, 2022 among Blue Buck, Guangzhou Blue Ocean, the shareholder of Beijing Cengcengceng and Beijing Cengcengceng

4.105*	English translation of Power of Attorney dated February 18, 2022 by the shareholder of Beijing Cengcengceng

4.106*	English translation of Exclusive Technology Development, Consulting and Service Agreement dated April 15, 2021 between Guangzhou Blue Ocean and Guangzhou Blue Whale

4.107*	English translation of Exclusive Option Agreement dated April 15, 2021 among Guangzhou Blue Ocean, the shareholders of Guangzhou Blue Whale and Guangzhou Blue Whale

4.108*	English translation of Equity Interest Pledge Agreement dated April 15, 2021 among Guangzhou Blue Ocean, the shareholders of Guangzhou Blue Whale and Guangzhou Blue Whale

4.109*	English translation of Powers of Attorney dated April 15, 2021 by each of the shareholders of Guangzhou Blue Whale

Exhibit Number	Description of Document
4.110*

English summary of Contract for State-owned Construction Land Use Right Assignment dated February 26, 2021, by and between Foshan Natural Resources Bureau and Foshan Tusheng Network Technology Co., Ltd.

8.1*	List of Principal Subsidiaries and Variable Interest Entities

11.1

Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 26, 2013)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Fangda Partners

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

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
Date: April 29, 2022

JOYY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JOYY Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JOYY Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(s) to the consolidated financial statements, the Company adopted a change in the manner in which it accounts for convertible bonds in 2021.

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

Goodwill impairment assessment - reporting unit within the Bigo segment

As described in Note 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$1,958 million as of December 31, 2021, and the goodwill associated with the Bigo reportable segment, which only includes the Bigo reporting unit, was US$1,854 million. Management conducts a goodwill impairment test at the reporting unit level at least annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The impairment test compares the fair value of a reporting unit with its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit. For reporting units evaluated using a quantitative assessment including the Bigo reporting unit, the fair values are determined using an income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. As disclosed by management, determining fair value requires the exercise of significant judgment, including judgments about appropriate revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and discount rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Bigo reporting unit is a critical audit matter are (i) there was significant judgment by management when determining the fair value measurement of the reporting unit; (ii) significant audit effort was necessary to perform procedures and evaluate audit evidence related to management’s cash flow projections and significant assumptions related to the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures related to the goodwill impairment assessment of the reporting unit within the Bigo segment included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the fair value of the Company’s reporting units and controls over development of the significant assumptions including the respective revenue growth rates, estimated terminal value using a terminal year long-term future growth rate and discount rates. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the income approach; testing the completeness and accuracy of underlying data used in the models; and evaluating the reasonableness of significant assumptions used by management, including the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and the discount rates. Evaluating management’s assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s models and certain significant assumptions, including the discount rate.

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price

As described in Note 2(u) to the consolidated financial statements, the Company’s sources of revenue include live streaming and others. The Company’s consolidated revenues were US$2,619 million for the year ended December 31, 2021, of which US$2,477 million were revenues from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into these contracts with the Company. Management determines the distinct performance obligations and the allocable portion of the transaction price for each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services. Management exercises significant judgment in determining the distinct performance obligations and related allocable portions of the transaction price which is dependent on the contractual terms for each type of contract with multiple distinct performance obligations.

The principal considerations for our determination that performing procedures relating to the identification of and the determination of allocation of transaction price of performance obligations and contracts with multiple performance obligations is a critical audit matter are that there was significant judgment by management in identifying the distinct performance obligations and estimating the standalone selling price of each distinct performance obligation due to the complexity of the contracts. Certain services are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. Certain distinct performance obligations are not separately sold by the Company. Management exercises judgement in determining the standalone selling price of these distinct performance obligations. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management's significant judgment in determining whether the distinct performance obligations were appropriately identified and whether the standalone selling price of each distinct performance obligation was appropriately estimated.

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

April 29, 2022

We have served as the Company’s auditor since 2011.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2020	2021
	US$	US$

Assets
Current assets
Cash and cash equivalents	1,742,749	1,837,185
Restricted cash and cash equivalents	13,733	297,022
Short-term deposits	1,325,068	1,604,198
Restricted short-term deposits	31,489	285
Short-term investments	489,101	946,543
Accounts receivable, net of allowance of US$7,387 and US$12,426 as of December 31, 2020 and 2021, respectively	142,999	114,372
Amounts due from related parties, net of allowance of US$2,281 and US$476 as of December 31, 2020 and 2021, respectively	611	56,984
Financing receivables, net of allowance of US$19,922 and US$20,317 as of December 31, 2020 and 2021, respectively	172	—
Prepayments and other current assets, net of allowance of US$5,756 and US$14,444 as of December 31, 2020 and 2021, respectively	102,872	213,733
Assets held for sale	52,528	—

Total current assets	3,901,322	5,070,322

Non-current assets
Investments	1,239,354	1,022,455
Property and equipment, net	401,661	365,392
Land use rights, net	258,770	370,052
Intangible assets, net	344,214	312,082
Right-of-use assets, net	21,579	16,565
Goodwill	1,872,083	1,958,263
Financing receivables, net of allowance of US$10,192 and nil as of December 31, 2020 and 2021, respectively	19,716	—
Other non-current assets	10,758	4,881
Assets held for sale	25,500	—

Total non-current assets	4,193,635	4,049,690
Total assets	8,094,957	9,120,012

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$449,414 and US$173,347 as of December 31, 2020 and 2021, respectively)
Accounts payable	20,956	18,011
Deferred revenue	67,230	60,910
Advances from customers	775	3,426
Income taxes payable	60,895	65,738
Accrued liabilities and other current liabilities	484,450	2,345,838
Amounts due to related parties	3,822	6,931
Lease liabilities due within one year	14,332	11,041
Short-term loans	112,549	—
Liabilities held for sale	179,109	—

Total current liabilities	944,118	2,511,895

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2020	2021
	US$	US$

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$18,750 and US$22,422 as of December 31, 2020 and 2021, respectively)
Convertible bonds	779,225	924,077
Lease liabilities	8,121	5,734
Deferred revenue	3,132	6,422
Deferred tax liabilities	42,422	36,214
Other non-current liabilities	—	7,372
Liabilities held for sale	4,415	—
Total non-current liabilities	837,315	979,819

Total liabilities	1,781,433	3,491,714

Commitments and contingencies (Note 30)

Mezzanine equity	72,617	65,833

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,314,208,824 shares issued and 1,272,346,218 shares outstanding as of December 31, 2020; 1,317,840,464 shares issued and 1,146,336,305 shares outstanding as of December 31, 2021, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	3	3
Treasury Shares (US$0.00001 par value; 41,862,606 and 171,504,159 shares held as of December 31, 2020 and December 31, 2021, respectively)	(139,528)	(526,724)
Additional paid-in capital	3,456,844	3,246,523
Statutory reserves	17,825	26,804
Retained earnings	2,881,782	2,712,534
Accumulated other comprehensive income	18,471	69,175

Total JOYY Inc.’s shareholders’ equity	6,235,410	5,528,328

Non-controlling interests	5,497	34,137

Total shareholders’ equity	6,240,907	5,562,465

Total liabilities, mezzanine equity and shareholders’ equity	8,094,957	9,120,012

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Net revenues
Live streaming	769,148	1,815,826	2,476,790
Others	131,554	102,318	142,261

Total net revenues	900,702	1,918,144	2,619,051

Cost of revenues (1)	(656,920)	(1,378,146)	(1,781,150)

Gross profit	243,782	539,998	837,901

Operating expenses (1)
Research and development expenses	(236,504)	(302,818)	(279,781)
Sales and marketing expenses	(404,495)	(505,389)	(468,407)
General and administrative expenses	(135,564)	(146,666)	(221,731)

Total operating expenses	(776,563)	(954,873)	(969,919)

Gain on disposal of business	11,754	—	4,959
Other income	5,674	8,095	20,376

Operating loss	(515,353)	(406,780)	(106,683)

Interest expense	(38,114)	(75,555)	(14,475)
Interest income and investment income	61,747	89,078	91,233
Foreign currency exchange gains (losses), net	1,295	(17,472)	(13,377)
Gain (loss) on disposal and deemed disposal of investments	—	272,281	(23,762)
Gain (loss) on fair value changes of investments	397,960	160,849	(15,435)
(Loss) gain on extinguishment of debt and derivative	(2,277)	(6,277)	5,291
Other non-operating expenses	—	(2,467)	(381)

(Loss) income before income tax expenses	(94,742)	13,657	(77,589)

Income tax benefit (expenses)	20,098	(27,825)	(25,745)

Loss before share of income (loss) in equity method investments, net of income taxes	(74,644)	(14,168)	(103,334)

Share of income (loss) in equity method investments, net of income taxes	5,974	(7,634)	(26,217)

Net loss from continuing operations	(68,670)	(21,802)	(129,551)

Net income from discontinued operations	615,268	1,401,670	35,567

Net income (loss)	546,598	1,379,868	(93,984)

Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(36,786)	(6,971)	13,691

Net income (loss) attributable to controlling interest of JOYY Inc.	509,812	1,372,897	(80,293)

Including:
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(64,780)	(18,741)	(115,860)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	574,592	1,391,638	35,567

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,564)	(5,564)	(5,236)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(4,000)	(4,000)	(4,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	500,248	1,363,333	(89,529)

Including:
Net loss from continuing operations attributable to common shareholders of JOYY Inc.	(74,344)	(28,305)	(125,096)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	574,592	1,391,638	35,567

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(31,105)	215,363	58,887

Comprehensive income (loss) attributable to the common shareholders of JOYY Inc.	469,143	1,578,696	(30,642)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Net income (loss) per ADS*
—Basic	6.48	17.04	(1.14)
Continuing operations	(0.96)	(0.35)	(1.60)
Discontinued operations	7.44	17.39	0.46
—Diluted	6.45	17.04	(1.14)
Continuing operations	(0.96)	(0.35)	(1.60)
Discontinued operations	7.41	17.39	0.46
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic
Continuing operations	77,219,846	80,009,988	78,100,800
Discontinued operations	77,219,846	80,009,988	78,100,800
—Diluted
Continuing operations	77,219,846	80,009,988	78,100,800
Discontinued operations	77,219,846	80,009,988	78,100,800

Net income (loss) per common share*
—Basic	0.32	0.85	(0.06)
Continuing operations	(0.05)	(0.02)	(0.08)
Discontinued operations	0.37	0.87	0.02
—Diluted	0.32	0.85	(0.06)
Continuing operations	(0.05)	(0.02)	(0.08)
Discontinued operations	0.37	0.87	0.02
Weighted average number of common shares used in calculating net income (loss) per common share
—Basic
Continuing operations	1,544,396,920	1,600,199,759	1,562,016,001
Discontinued operations	1,544,396,920	1,600,199,759	1,562,016,001
—Diluted
Continuing operations	1,544,396,920	1,600,199,759	1,562,016,001
Discontinued operations	1,544,396,920	1,600,199,759	1,562,016,001

*    Each ADS represents 20 common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Cost of revenues	5,932	5,797	8,089
Research and development expenses	52,611	42,646	24,053
Sales and marketing expenses	724	1,311	1,285
General and administrative expenses	17,089	42,406	(45)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury shares	Additional			other	Total JOYY Inc.’s		Total
	Number		Number			paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2018	981,740,848	10	288,182,976	3	—	1,727,066	16,026	1,077,073	(121,686)	2,698,492	416,255	3,114,747
Issuance of common shares for vested restricted shares and restricted share units	6,216,060	—	—	—	—	—	—	—	—	—	—	—
Issuance of common shares in connection with the acquisition of Bigo	305,127,046	3	38,326,579	—	—	1,149,073	—	—	—	1,149,076	—	1,149,076
Grant of restricted shares	8,761,450	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	118,637	—	—	—	118,637	18,730	137,367
Appropriation to statutory reserves	—	—	—	—	—	—	6,856	(6,856)	—	—	—	—
Bifurcation of conversion feature of convertible bonds	—	—	—	—	—	294,143	—	—	—	294,143	—	294,143
Purchase of capped call options in relation to the conversion features of the convertible bonds	—	—	—	—	—	(77,000)	—	—	—	(77,000)	—	(77,000)
Huya's follow-on public offering, net of issuance cost	—	—	—	—	—	43,080	—	—	(1,456)	41,624	268,196	309,820
Issuance of Huya's common shares for exercised share options	—	—	—	—	—	(2,729)	—	—	(207)	(2,936)	7,628	4,692
Exercise/settlement of RSU's in subsidiaries	—	—	—	—	—	(1,101)	—	—	—	(1,101)	509	(592)
Repurchase of common shares	(8,682,900)	—	—	—	(23,712)	(11,726)	—	—	—	(35,438)	—	(35,438)
Deemed contribution from non-controlling interest shareholders	—	—	—	—	—	903	—	—	—	903	(903)	—
Partial disposal of Huya’s interests to non-controlling interest shareholders, net of tax	—	—	—	—	—	81,208	—	—	(938)	80,270	19,666	99,936
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	509,812	—	509,812	36,786	546,598
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,564)	—	(5,564)	(244)	(5,808)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(31,105)	(31,105)	540	(30,565)

Balance as of December 31, 2019	1,293,162,504	13	326,509,555	3	(23,712)	3,321,554	22,882	1,574,465	(155,392)	4,739,813	767,163	5,506,976

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury shares	Additional			other	Total JOYY Inc.’s		Total
	Number		Number			paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2019	1,293,162,504	13	326,509,555	3	(23,712)	3,321,554	22,882	1,574,465	(155,392)	4,739,813	767,163	5,506,976
Adoption of ASC326	—	—	—	—	—	—	—	(1,469)	—	(1,469)	(269)	(1,738)
Issuance of common shares for vested restricted shares and restricted share units	12,363,420	—	—	—	—	—	—	—	—	—	—	—
Net forfeiture of restricted shares	(13,886)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	111,204	—	—	—	111,204	13,154	124,358
Appropriation to statutory reserves	—	—	—	—	—	—	4,445	(4,445)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	1,500	1,500
Issuance of Huya’s common shares for exercised share options	—	—	—	—	—	(36)	—	—	(5)	(41)	129	88
Repurchase of common shares	(33,165,820)	—	—	—	(115,816)	12,231	—	—	—	(103,585)	—	(103,585)
Repurchase of non-controlling interest and redeemable non-controlling interests	—	—	—	—	—	1,242	—	—	—	1,242	(3,255)	(2,013)
Non-controlling interest arising from an acquisition	—	—	—	—	—	—	—	—	—	—	5,058	5,058
Deconsolidation of Huya	—	—	—	—	—	—	(9,502)	9,502	(34,707)	(34,707)	(781,591)	(816,298)
Other equity changes from equity method investments	—	—	—	—	—	10,563	—	3,417	(6,788)	7,192	—	7,192
Dividends declared	—	—	—	—	—	—	—	(67,021)	—	(67,021)	(333)	(67,354)
Deemed contribution from non-controlling interest shareholders	—	—	—	—	—	86	—	—	—	86	(86)	—
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	1,372,897	—	1,372,897	6,971	1,379,868
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,564)	—	(5,564)	(244)	(5,808)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	215,363	215,363	(2,700)	212,663

Balance as of December 31, 2020	1,272,346,218	13	326,509,555	3	(139,528)	3,456,844	17,825	2,881,782	18,471	6,235,410	5,497	6,240,907

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other	Total JOYY Inc.’s		Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020	1,272,346,218	13	326,509,555	3	(139,528)	3,456,844	17,825	2,881,782	18,471	6,235,410	5,497	6,240,907
Adoption of ASU 2020-06	—	—	—	—	—	(299,398)	—	86,659	—	(212,739)	—	(212,739)
Issuance of common shares for vested restricted shares and restricted share units	3,631,640	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	1,442,020	—	—	—	5,788	(5,788)	—	—	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	53,327	—	—	—	53,327	26,731	80,058
Net forfeiture of restricted shares	(773,813)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	31,691	—	—	—	31,691	—	31,691
Appropriation to statutory reserves	—	—	—	—	—	—	8,979	(8,979)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	(3,357)	—	—	—	(3,357)	9,313	5,956
Other equity changes from equity method investments	—	—	—	—	—	13,267	—	(1)	(8,183)	5,083	—	5,083
Repurchase of common shares	(130,309,760)	—	—	—	(392,984)	—	—	—	—	(392,984)	—	(392,984)
Repurchase of non-controlling interest and redeemable non-controlling interests	—	—	—	—	—	(63)	—	—	—	(63)	(154)	(217)
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	—	7,148	7,148
Dividends declared	—	—	—	—	—	—	—	(161,398)	—	(161,398)	(47)	(161,445)
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	(80,293)	—	(80,293)	(13,691)	(93,984)
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,236)	—	(5,236)	(102)	(5,338)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	58,887	58,887	(558)	58,329

Balance as of December 31, 2021	1,146,336,305	13	326,509,555	3	(526,724)	3,246,523	26,804	2,712,534	69,175	5,528,328	34,137	5,562,465

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands)

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Cash flows from operating activities
Net income (loss)	546,598	1,379,868	(93,984)
Net income from discontinued operations	(615,268)	(1,401,670)	(35,567)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	40,022	77,464	108,686
Amortization of acquired intangible assets and land use rights	101,491	109,422	67,233
Amortization of right-of-use assets	11,353	16,492	7,009
Expected credit loss of receivables	24,605	9,392	5,206
Loss on disposal of property and equipment, intangible assets and other long-term assets	169	2,776	366
Impairment of investments	8,870	6,186	93,632
Impairment of property and equipment	760	—	—
Impairment of intangible assets	435	—	—
Share-based compensation	76,356	92,160	33,382
Share of (income) loss in equity method investments, net of income taxes	(5,974)	7,634	26,217
(Gain) loss on disposal and deemed disposal of investments	—	(272,281)	23,762
Gain on disposal of business	(11,754)	—	(4,959)
Cash dividend received from equity investees	—	347	6,953
Deferred income taxes, net	(19,719)	12,616	(9,805)
Foreign currency exchange (gains) losses, net	(1,295)	17,472	13,377
Interest expense	30,658	64,520	9,158
Investment (income) loss	(4,167)	2,785	(3,630)
(Gain) loss on fair value changes of investments	(397,960)	(160,849)	15,435
Loss (gain) on extinguishment of debt and derivative	2,277	6,277	(5,291)
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable	(16,491)	(55,753)	28,064
Interest receivables recorded in financing receivables	(1,991)	(368)	23
Prepayments and other assets	(23,692)	(32,827)	(8,082)
Amounts due from related parties	(33,044)	(2,233)	(20,702)
Lease liabilities	(11,283)	(15,085)	(7,930)
Amounts due to related parties	3,297	4,379	2,761
Accounts payable	(3,830)	(11,768)	(18,516)
Deferred revenue	(1,053)	38,994	(3,150)
Advances from customers	383	(1,352)	2,623
Income taxes payable	8,885	(3,431)	3,388
Accrued liabilities and other current liabilities	113,777	106,116	(89,532)
Net cash (used in) provided by continuing operating activities	(177,585)	(2,717)	146,127

Net cash provided by discontinued operating activities	843,713	497,863	64,289

Net cash provided by operating activities	666,128	495,146	210,416

Cash flows from investing activities
Placements of short-term deposits	(1,609,116)	(1,193,968)	(1,707,825)
Maturities of short-term deposits	641,125	1,358,884	1,483,449
Placements of short-term investments	(700,937)	(909,531)	(1,970,387)
Maturities of short-term investments	319,973	926,590	1,507,304
Placements of derivative financial instruments	(1,572)	—	(4,211)
Purchase of property and equipment	(123,925)	(150,970)	(70,820)
Purchase of intangible assets and land use right	(6,919)	(1,974)	(114,057)
Purchase of other non-current assets	(19,159)	(9)	(1,600)
Prepayments for investments	(76)	—	—
Cash paid for investments	(79,645)	(206,559)	(89,681)
Cash received from disposal of investments	23,735	826,750	156,479
Cash distribution received from equity investees	—	11,652	—
Acquisition of businesses, net of cash, cash equivalents and restricted cash acquired	(240,470)	(4,673)	7,049
Deconsolidation and disposal of a subsidiary, net of cash disposed	—	96	—
Repayments from (payments on behalf of) related parties, net	1,780	(333)	(4,537)
Loans to related parties	(24,675)	(723)	(34,203)
Repayments of loans from related parties	—	—	449
Loans to employees and third parties	(6,999)	(8,135)	(9,526)
Repayments of loans from employees and third parties	20,707	28,938	1,776
Payments to originate financing receivables	(113,128)	—	—
Principal collection from financing receivables	216,141	13,307	240
Proceeds from disposal of property and equipment	305	828	3,244
Net cash (used in) provided by continuing investing activities	(1,702,855)	690,170	(846,857)

Net cash (used in) provided by discontinued investing activities	(562,834)	92,371	1,636,450

Net cash (used in) provided by investing activities	(2,265,689)	782,541	789,593

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)

(All amounts in thousands)

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Cash flows from financing activities
Capital contributions from the non-controlling interest shareholders	—	1,526	5,508
Capital contributions from mezzanine equity holders	14,592	—	—
Dividends paid to shareholders	—	(64,558)	(160,143)
Dividend paid to non-controlling interests in a subsidiary	—	(326)	(47)
Purchase of non-controlling interests and redeemable non-controlling interests	—	(2,615)	(216)
Partial disposal of Huya’s interests to non-controlling interest shareholders	108,569	—	—
Purchase of capped call option in relation to repurchase of common shares	(12,051)	12,264	—
Proceeds from bank borrowings	225,040	155,708	39,676
Repayment of bank borrowings	(147,248)	(132,850)	(147,618)
Repurchase of common shares	(24,395)	(106,024)	(398,637)
Proceeds from issuance of convertible bonds, net of issuance costs	901,287	—	—
Repayment of convertible bonds	(977)	—	—
Cash paid on extinguishment of convertible bonds	—	—	(62,059)
Deemed contribution from Huya	1,469	141	—
Net cash provided by (used in) continuing financing activities	1,066,286	(136,734)	(723,536)

Net cash provided by discontinued financing activities	308,219	1,232	—

Net cash provided by (used in) financing activities	1,374,505	(135,502)	(723,536)

Net (decrease) increase in cash, cash equivalents and restricted cash	(225,056)	1,142,185	276,473
Cash, cash equivalents and restricted cash at the beginning of the year	874,844	652,427	1,819,571
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,639	24,959	38,448

Cash, cash equivalents and restricted cash at the end of the year	652,427	1,819,571	2,134,492
Less: Cash, cash equivalents and restricted cash of held for sales at the end of the year	169,764	31,600	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	482,663	1,787,971	2,134,492

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Supplemental disclosure of cash flows information of continuing operation:
—Cash paid for interest, net of amounts capitalized	(7,762)	(14,324)	(15,485)
—Income taxes paid	(71,510)	(67,796)	(29,929)

Supplemental disclosures of non-cash investing and financing activities of continuing operation:
—Acquisition of property and equipment	16,811	15,946	10,407
—Disposal of investments and business	53,251	—	819
—Common shares issued for the acquisition of Bigo	1,149,076	—	—

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

In March 2019, the Company completed the acquisition of Bigo Inc (“Bigo”). Bigo is primarily engaged in the video and audio broadcast business all over the world. The Company paid United States dollar (“US$”) 343.1 million in cash and issued 305,127,046 Class A common shares and 38,326,579 Class B common shares of the Company to Bigo’s selling shareholders. The details of this acquisition are disclosed in Note 5(a).

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

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Out of the total cash consideration of US$3.6 billion, consideration of US$300 million is subject to adjustment based on the achievement of certain conditions of YY Live. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters, including necessary regulatory approvals with respect to this transaction from government authorities, remaining to be completed in the future. The details of this disposal are disclosed in Note 3(a).

Starting from January 1, 2021, the Company changed its reporting currency from RMB to US$ since a majority of Company's revenues and expenses are now denominated in U.S. dollar after the disposal of YY Live business. The alignment of the reporting currency with the underlying operations better illustrates the Company’s results of operations for each period. The Company has applied the change of reporting currency retrospectively to its financial statements as presented as well as the notes thereto..

(b)   Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the “NASDAQ Global Market”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(c)   Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2021 are set out below:

			% of direct
		Date of	or indirect
	Place of	incorporation or	economic
Name	incorporation	acquisition	ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands (“BVI”)	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai”)	PRC	March 19, 2008	100%	Investment holding

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Hago Singapore Pte. Ltd. (“Hago Singapore”)	Singapore	May 7, 2018	100%	Internet value added services

Bigo	Cayman Islands	March 4, 2019	100%	Investment holding

Bigo Technology Pte. Ltd. (“Bigo Singapore”)	Singapore	March 4, 2019	100%	Investment holding, operation of live streaming platform

Bigo (Hong Kong) Limited (“Bigo HK”)	Hong Kong	March 4, 2019	100%	Investment holding

Guangzhou BaiGuoYuan Information Technology Co., Ltd. (“BaiGuoYuan Technology”)	PRC	March 4, 2019	100%	Software development and provision of information technology services

Principal VIEs

Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”)	PRC	April 11, 2005		Holder of internet content provider licenses and internet value added services

Guangzhou BaiGuoYuan Network Technology Co., Ltd. (“Guangzhou BaiGuoYuan”)	PRC	March 4, 2019		Holder of internet content provider licenses and internet value added services

(d)  Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIEs, Guangzhou Huaduo and Guangzhou BaiGuoYuan, which hold the internet value-added service license and approvals to provide such internet services in the PRC. The Company, via its subsidiaries Beijing Huanju Shidai and BaiGuo Yuan Technology, controlled Guangzhou Huaduo and Guangzhou BaiGuo Yuan, respectively, through the exercise of contractual agreements discussed below.

Before the disposal of Huya in April 2020, the Group also conducted its operations through its principal VIE, Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”), which holds the internet value-added service license and approvals to provide such internet services in the PRC.

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

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Guangzhou Huaduo’s revenues, and the amount of service fee is ultimately (unilaterally) determined by Beijing Huanju Shidai. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

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

(ii) VIE agreements amongst BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders

The following is a summary of the contractual arrangements entered among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders.

●	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between BaiGuoYuan Technology and Guangzhou BaiGuoYuan, BaiGuoYuan Technology has the exclusive right to provide Guangzhou BaiGuoYuan technology support, business support and consulting services related to the services provided by Guangzhou BaiGuoYuan, the scope and service fees of which is to be determined by BaiGuoYuan Technology from time to time. BaiGuoYuan Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. BaiGuoYuan Technology receives substantially all of the economic interest returns generated by Guangzhou BaiGuoYuan. The term of this agreement will not expire unless with BaiGuoYuan Technology’s written confirmation to terminate the agreement.

●	Exclusive Option Agreement

The parties to the exclusive option agreement are BaiGuoYuan Technology, Guangzhou BaiGuoYuan and each of the shareholders of Guangzhou BaiGuoYuan. Under the exclusive option agreement, each of the shareholders of Guangzhou BaiGuoYuan irrevocably granted BaiGuoYuan Technology or its designated representative(s) an exclusive option to purchase, to the extent permitted under the PRC laws, all or part of his or its equity interests in Guangzhou BaiGuoYuan. BaiGuoYuan Technology or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without BaiGuoYuan Technology’s prior written consent, Guangzhou BaiGuoYuan’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou BaiGuoYuan. The term of this agreement is ten years and may be extended at BaiGuoYuan Technology’s sole discretion.

●	Powers of Attorney

Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou BaiGuoYuan, each such shareholder appointed BaiGuoYuan Technology as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou BaiGuoYuan, including, without limitation, the power to vote on its behalf on all matters of Guangzhou BaiGuoYuan requiring shareholders’ approval under the PRC laws and regulations and the articles of association of Guangzhou BaiGuoYuan. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou BaiGuoYuan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.     Organization and principal activities (continued)

(d)   Variable Interest Entities (continued)

(ii) VIE agreements amongst BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its nominee shareholders (continued)

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

Through the aforementioned contractual agreements, Guangzhou Huaduo, Guangzhou BaiGuoYuan and Guangzhou Huya are considered  VIEs in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) because the Company, through Beijing Huanju Shidai, BaiGuoYuan Technology and Huya Technology, respectively, has the ability to:

●	exercise effective control over Guangzhou Huaduo, Guangzhou BaiGuoYuan and Guangzhou Huya;
●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from these VIEs as if it were their sole shareholder; and
●	have an exclusive option to purchase all of the equity interests in these VIEs.

(iii)   VIE agreements amongst Huya Technology (defined as below), Guangzhou Huya and its nominee shareholders

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(d)  Variable Interest Entities (continued)

(iii) VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders (continued)

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

In addition to the aforementioned contractual agreements, Beijing Huanju Shidai also entered into similar contractual agreements with Beijing Tuda Science and Technology Co., Ltd. (“Beijing Tuda”). Guangzhou Huanju Shidai also entered into similar contractual agreements with Guangzhou Xuancheng Network Technology Co., Ltd. (“Guangzhou Xuancheng”), Guangzhou Yueyi Network Technology Partnership (LP) (“Guangzhou Yueyi”), Guangzhou Xuanyi Network Technology Partnership (LP) (“Guangzhou Xuanyi”) and Guangzhou Ruicheng Network Technology Co., Ltd. (“Guangzhou Ruicheng”). Guangzhou Wangxing Information Technology Co., Ltd. (“Guangzhou Wangxing”) also entered into similar contractual agreements with Chengdu Yunbu Network Technology Co., Ltd. (“Chengdu Yunbu”), Chengdu Luota Network Technology Co., Ltd. (“Chengdu Luota”) and Chengdu Jiyue Network Technology Co., Ltd. (“Chengdu Jiyue”). BaiGuoYuan Technology also entered into similar contractual agreements with Guangzhou Shangying Network Technology Co., Ltd. (“Guangzhou Shangying”), Guangzhou Fangu Network Technology Partnership (LP) (“Guangzhou Fangu”), Guangzhou Wanyin Network Technology Partnership (LP) (“Guangzhou Wanyin”) and Guangzhou Qianxuan Network Technology Co., Ltd. (“Guangzhou Qianxuan”). Through these contractual agreements, Beijing Tuda, Guangzhou Xuancheng, Guangzhou Yueyi, Guangzhou Xuanyi, Guangzhou Ruicheng, Chengdu Yunbu, Chengdu Luota, Chengdu Jiyue, Guangzhou Shangying, Guangzhou Fangu, Guangzhou Wanyin and Guangzhou Qianxuan are considered VIEs of the Group. The VIEs disclosed in this paragraph are not material and do not have any significant impact on the Company’s results and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(d)  Variable Interest Entities (continued)

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to US$1,088,061 as of December 31, 2021. The VIEs were incorporated as limited liability companies under the PRC Company Law and in accordance with the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs as the Company does not have direct legal ownership over the VIEs.

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

Please refer to Note 4(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2021.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Beijing Huanju Shidai, Huya Technology, BaiGuoYuan Technology, Guangzhou Wangxing and ultimately the Company hold all the variable interests of the VIEs and have been determined to be the primary beneficiaries of the VIEs. As a result of the share transfer to Tencent on April 3, 2020, the Group no longer consolidate the results of operations of Huya.

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

(c)   Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of contracts with multiple performance obligations (and identification thereof), income taxes, expected credit loss of receivables, determination of share-based compensation expenses, purchase price allocation in a business combination, impairment assessment of goodwill, long-lived assets and intangible assets, tax considerations for earnings retained in the Group’s VIEs, assessment on the probability of performance conditions that affect vesting (and expense recognition), and subsequent adjustments due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)   Foreign currency translation

The Group uses US$ as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, Singapore, United States, India, Egypt and other regions is US$ or their respective local currency, while the functional currency of the other subsidiaries incorporated in PRC is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use RMB or their respective local currency as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

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

(e)   Cash and cash equivalents and restricted cash

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

(f)   Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods presented.

(g)   Long-term deposits

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

(i)   Accounts receivable

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2020 and maintains an allowance for credit losses in accordance with Topic 326 and records the allowance for credit losses as an offset to accounts receivable. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. The Company using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$1.7 million recognized as of January 1, 2020.

(j)   Financing receivables

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

(j)   Financing receivables (continued)

Micro-credit personal loans

The Group provides micro loans to qualified individual borrowers. The micro loan periods granted to the borrowers generally range from one month to twelve months. The Group has ceased to extend credit in our PRC internet micro-financing business since the second half of 2019.

Corporate loans

The Group provides loans to corporate borrowers mainly through sales-and-leaseback model. Under the sales-and-leaseback arrangement, the Group, who is also the lender, purchases machinery and equipment from lessees, who are also the borrowers, and leases the purchased equipment back to the lessees for a number of years. In a sales-and-leaseback arrangement, the transaction is in substance a collateral financing. The Group has ceased to extend credit in the corporate loans business since 2019.

Allowance for financing receivables

The Group assesses the allowance for credit losses on financing receivables at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group adopted ASU 2016-13 from January 1, 2020 and maintains an allowance for credit losses in accordance with Topic 326 and records the allowance for credit losses as an offset to financing receivable. The Company assesses collectability by reviewing financing receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues.

(k)   Investments

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. Gains or losses arising from changes in fair value of these investments are recorded in earnings.

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

(k)   Investments (continued)

Equity Investments Accounted for Using the Equity Method

The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment (which would require an adjustment to estimated fair value) by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Available-for-sale debt investments

Available-for-sale debt investment of the Group is a convertible bond issued by a private company that is redeemable at the Group’s option, which is measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of this debt investment are recognized in other comprehensive income (loss).

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

		Residual
	Estimated useful lives	rate
Buildings	40 years	0%
Servers, computers and equipment	3-5 years	0%-5%
Leasehold improvements	Shorter of lease term or 5 years	0%
Renovation of buildings	10 years	0%
Motor vehicles	4 years	0%-5%
Furniture, fixture and office equipment	3-5 years	0%-5%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(m)  Business combinations

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of consideration of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

(n)   Intangible assets

Intangible assets mainly consist of trademark, customer relationships, non-compete agreement, operating rights, software, domain names, technology, license and others. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives

Trademark	6 - 10 years
Customer relationships	3 years
Licenses	15 years
Non-compete agreement	1 year
Operating rights	Shorter of the economic life or contract terms
Software	1-5 years
Domain names	10-15 years
Technology	5-6 years
Others	Shorter of the economic life or contract terms

(o)  Land use rights

Land use rights are carried at cost less accumulated amortization. Amortization of the land use rights is made on straight-line basis over 40 years from the date when the Group first obtained the land use rights certificate from the local authorities. In 2021, the Group entered into an agreement with bank and borrowed loans amounting to US$7.4 million recorded in other non-current liabilities as of December 31, 2021 were pledged by the Group’s land use right amounting to US$256.1 million as of December 31, 2021 to the parcel of land located in Guangzhou and the Group’s entitlement to the rental income from such building.

(p)  Impairment of long-lived assets

For long-lived assets other than investments and goodwill whose impairment policy is discussed elsewhere in the financial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets group and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the asset group level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit.

The impairment charges of long-lived assets recorded in general and administrative expenses for the years ended December 31, 2019, 2020 and 2021 were amounting to US$1,195, nil and, nil respectively.

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

(r)  Annual test for impairment of goodwill

The Group assesses goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill ("ASC 350-20"), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the Company's segment manager regularly reviews the operating results of that component. The Group determined that it has one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Group adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

As of December 31, 2020 and 2021, the fair value of the Group's reporting unit was substantially greater than the respective carrying value, and therefore goodwill related to the Group's reporting unit was not impaired.

(s)  Convertible bonds

Before January 1, 2021, the Company determines the appropriate accounting treatment of its convertible bonds in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Interest expenses are recognized in the statement of comprehensive income in the period in which they are incurred.

On January 1, 2021, the Company early adopted ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” using modified-retrospective transition approach. Pursuant to ASU 2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. Following the adoption of this guidance, the amount previously allocated to additional paid-in capital was reclassified as a liability and a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(t)   Mezzanine equity and non-controlling interests

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

In accordance with ASC subtopic 480-10, the Group calculated, on an accumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interests to their estimated redemption value over the period from the date of acquisition to the earliest redemption date of the non-controlling interests and (ii) the amount of net profit attributable to non-controlling shareholders of certain subsidiaries based on their ownership percentage. The carrying value of the non-controlling interests as mezzanine equity was adjusted by a cumulative amount equal to the higher of (i) and (ii).

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

(u)   Revenue

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

(u)   Revenue (continued)

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

(ii)   Others

Other revenues mainly generated from online games, membership, online education, advertising, finance business and e-commerce business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(u)   Revenue (continued)

Revenue recognition and significant judgments (continued)

(ii) Others (continued)

(1)   Online games revenues

The Group generates revenues from offering virtual items in online games developed by third parties or the Group itself to game players. Historically, the majority of online games revenues for the years ended December 31, 2019, 2020 and 2021 were derived from third parties developed games. The Group disposed of its major online games business to a third party in 2019.

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

(u)   Revenue (continued)

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

The Group has ceased to operate in the financing business during 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(u)  Revenue (continued)

Revenue recognition and significant judgments (continued)

(ii) Others (continued)

(6) E-commerce business revenues

The Company operates several e-commerce platforms and displays goods for end customers to select and order. The Group is responsible to arrange delivery of the goods to the end customers after customers place an order in the platforms. The Group recognizes e-commerce business revenue equal to the sales price (net of sales discount) to the end customers when control of the inventory is transferred. Revenues derived from e-commerce business are recorded on a gross basis, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified good, (ii) the Group is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and (iii) the Group has discretion in establishing the price of the specified goods.

Contract balances

The Group collects accounts receivable from various online payment platforms, distribution platforms and advertising customers. The allowance of expected credit loss of receivables reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The activity in the allowance for doubtful accounts for the periods presented is disclosed and detailed in Note 9.

The opening balance of accounts receivable was US$95,803 as of January 1, 2020. As of December 31, 2020 and 2021, accounts receivable were US$142,999 and US$114,372, respectively. During the years ended December 31, 2019, 2020 and 2021, the Group recognized an addition of US$13, an addition of US$6,726 and an addition of US$5,039 of allowance for accounts receivable, respectively.

Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue related to live streaming business as of January 1, 2020 was US$25,021. As of December 31, 2020 and 2021, deferred revenue related to live streaming business were US$65,979 and US$64,356, respectively. During the years ended December 31, 2020 and 2021, the Group recognized revenue of live streaming business amounted to US$23,203 and US$63,450, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(u)  Revenue (continued)

Contract balances (continued)

The opening balance of deferred revenue related to other revenue as of January 1, 2020 was US$5,106. As of December 31, 2020 and 2021, deferred revenue related to other revenue were US$4,383 and US$2,976, respectively. During the years ended December 31, 2020 and 2021, the Group recognized revenue of other revenue amounted to US$4,427 and US$3,780, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

During the years ended December 31, 2019, 2020 and 2021, the Group does not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue is recognized in a later year.

As of December 31, 2021, the aggregate amount of the transaction price allocated to the remaining performance obligation is US$67,332, the Group expects to recognize US$60,910 performance obligation as revenue in 2022, the remaining performance obligation is expected to be recognized as revenue in 2023 and after years. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

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

(w)  Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues primarily consists of (i) revenue sharing fees and content costs, including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salary and welfare, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation and (viii) other costs.

The Group was subject to surcharges of VAT, which are calculated based on 12% of the VAT paid for the years ended December 31, 2019, 2020 and 2021.

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

(x)   Research and development expenses

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

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software during the years ended December 31, 2019, 2020 and 2021, respectively.

(y)  Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) amortization of certain intangible assets from business acquisitions, and (iii) salary and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately US$310,496, US$388,504 and US$383,603 during the years ended December 31, 2019, 2020 and 2021, respectively.

(z)General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charges (if any), and (iv) professional service fees.

(aa)Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of comprehensive income amounted to US$42,853, US$50,621 and US$67,733 for the years ended December 31, 2019, 2020 and 2021, respectively.

(bb) Share-based compensation

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

(bb) Share-based compensation (continued)

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

(bb) Share-based compensation (continued)

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

(dd)  Leases

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

The main impact of the adoption of the standard is that assets and liabilities amounting to US$21.2 million and US$20.6 million, respectively, were recognized beginning January 1, 2019 for leased office space with terms of more than 12 months. The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group's consolidated financial statements.

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

As a lessee, the weighted average remaining lease terms of the right-of-use assets was 1.18 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. A weighted average incremental borrowing rate of 5.15% was adopted at commencement date in determining the present value of lease payments.

For the year ended December 31, 2020, operating lease cost and short-term lease cost were US$17,249 and US$2,826, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2020. For the year ended December 31, 2020, cash paid for operating leases included in operating cash flows was US$16,599. For the year ended December 31, 2020, lease liabilities arising from obtaining right-of-use assets was US$12,529.

For the year ended December 31, 2021, operating lease cost and short-term lease cost were US$6,309 and US$5,651, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2021. For the year ended December 31, 2021, cash paid for operating leases included in operating cash flows was US$6,588. For the year ended December 31, 2021, lease liabilities arising from obtaining right-of-use assets was US$4,531.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(dd)  Leases (continued)

A maturity analysis of the Company's operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

Office rental
US$

2022	12,038
2023	4,368
2024	869
2025 and after	491
Total undiscounted cash flows	17,766
Less: imputed interest	(991)
Present value of lease liabilities	16,775

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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

During the years ended December 31, 2019, 2020 and 2021, appropriations to general reserve fund and statutory surplus fund amounted to US$6,856, US$4,445 and US$8,979, respectively.

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

As of December 31, 2020 and 2021, accumulated other comprehensive income/loss of the Group is the foreign currency translation adjustments.

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

(ll) Assets held for sale

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

(mm) Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted ASU 2016-13 from January 1, 2020 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders' equity amounting to US$1.7 million recognized as of January 1, 2020.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group's financial results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(mm) Recently issued accounting pronouncements (continued)

Recently adopted accounting pronouncements (continued)

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity. ASU 2020-06 simplifies an issuer's accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company's fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company adopted ASU 2020-06 on January 1, 2021 and a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes" to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The standard is effective for the fiscal year beginning January 1, 2022. The Company does not expect ASU 2019-12 to have a material impact to the Company’s consolidated financial statements and related disclosure.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting” in Topic 848. The standard is effective for all entities as of March 12, 2020 through December 31, 2022. The standard provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Company does not expect ASU 2020-04 to have a material impact to the Company’s consolidated financial statements and related disclosure.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on the Group's financial results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations

(a)  Disposal of YY Live business

On November 16, 2020, the Company entered into definitive agreements with Baidu to dispose of the YY Live business. As a result, assets and liabilities of this business were classified as assets and liabilities held for sale and the results of YY Live business were presented as discontinued operations, accordingly. The transaction was substantially completed on February 8, 2021 and the Company no longer was able to operate and exert control over the YY Live business, including but not limited to the assets, liabilities, business and employee contracts necessary for the operation of YY Live business. Accordingly, the Company ceased consolidation of the YY Live business since February 8, 2021 and also ceased to present the results of the YY Live business within discontinued operations since that same date.

The necessary regulatory approvals with respect to this transaction have not been obtained from government authorities as of the date of this annual report and there is no assurance that they will be ultimately obtained. In August 2021, December 2021 and April 2022, the Company and Baidu have agreed to extend the long stop date of the proposed acquisition to a date mutually agreed upon by the parties.

As a result of the pending regulatory approvals discussed above, the Company did not recognize any gain from the transaction up to December 31, 2021. Instead, the Company has classified and presented all the related assets and liabilities related to YY Live business amounting to US$38,194 on a net basis within prepayments and other current assets (Note 11). The total consideration of the transaction is approximately US$3.6 billion in cash and subject to certain adjustments. The Company received part of the consideration amounting to US$1.9 billion by December 31, 2021, which was recorded as advance payments received within accrued liabilities and other current liabilities (Note 18). If the transaction is ultimately closed, the Company will recognize the gain related to the disposal of YY Live business transaction. Should the transaction ultimately be terminated and unwound, the return of the advance prepayment would be expected, the details of which would be subject to further discussion of both parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(a)  Disposal of YY Live business (continued)

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements. The assets and liabilities as of December 31, 2020 shown below are recorded as assets held for sale and liabilities held for sale, respectively, in the consolidated balance sheet. The net amount of the assets and liabilities as of December 31, 2021 shown below are recorded within prepayments and other current assets in the consolidated balance sheet.

	As of December 31,
	2020	2021
	US$	US$
Assets
Current assets
Cash and cash equivalents	31,600	201,393
Accounts receivable, net	15,481	18,239
Prepayments and other current assets	5,447	4,986

Total current assets	52,528	224,618

Non-current assets
Deferred tax assets	5,238	4,294
Property and equipment, net	9,180	10,356
Intangible assets, net	7,363	7,456
Other non-current assets	3,719	3,814

Total non-current assets	25,500	25,920
Total assets	78,028	250,538

Liabilities
Current liabilities
Accounts payable	—	1,117
Deferred revenue	50,070	49,495
Advances from customers	12,377	12,663
Income taxes payable	3,221	9,787
Accrued liabilities and other current liabilities	113,441	139,282

Total current liabilities	179,109	212,344

Non-current liabilities
Deferred revenue	4,415	—

Total non-current liabilities	4,415	—

Total liabilities	183,524	212,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(a)  Disposal of YY Live business (continued)

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Net revenues
Live streaming	1,554,947	1,399,212	151,445
Others	34,919	41,363	2,980

Total net revenues	1,589,866	1,440,575	154,425

Cost of revenues(1)	(827,266)	(773,988)	(88,900)

Gross profit	762,600	666,587	65,525

Operating expenses(1)
Research and development expenses	(56,874)	(52,519)	(6,323)
Sales and marketing expenses	(73,487)	(84,303)	(8,954)
General and administrative expenses	(28,779)	(22,116)	(7,108)

Total operating expenses	(159,140)	(158,938)	(22,385)

Other income	29,414	23,935	611

Operating income	632,874	531,584	43,751

Interest income and investment income	355	419	355

Income before income tax expenses	633,229	532,003	44,106

Income tax expenses	(85,617)	(49,516)	(8,539)

Net income from discontinued operations	547,612	482,487	35,567

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$
Net cash provided by discontinued operating activities	559,878	478,357	64,289
Net cash (used in) provided by discontinued investing activities	(27,981)	6,819	1,636,450

*There is no financing activity from discontinued operations of YY Live business.

(1)Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Cost of revenues	1,256	1,645	(426)
Research and development expenses	8,271	6,656	(703)
Sales and marketing expenses	261	189	(39)
General and administrative expense	10,593	4,928	(175)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya

On April 3, 2020, the Group sold certain of its equity interests of Huya to a wholly owned subsidiary of Tencent following Tencent’s exercise of its purchase option on April 3, 2020. As a result, Huya ceased to be a subsidiary of the Group and the Group accounted for remaining the investment in Huya using the equity method. Upon completion of the transaction, Huya was deconsolidated from the Group. As a result, Huya’s historical financial results before April 3, 2020 are reflected in the Group’s consolidated financial statements as discontinued operations accordingly.

Immediately before the disposal, the Group held 38.7% and 53% of equity interests and voting power of Huya, respectively. Immediately after the disposal, the Group held 31.2% and 43% of equity interests and voting power of Huya, respectively. Pre-tax income of Huya from the date of disposal to December 31, 2020 and for the year ended December 31, 2021 were US$119,428 and US$39,429, respectively. Share of income (loss) from the equity investment in Huya from date of disposal to December 31, 2020 and for the year ended December 31, 2021 were US$2,431 and US$7,855, respectively, which were recorded within “share of income (loss) in equity method investments, net of income taxes” in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya (continued)

The following tables set forth the statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands):

	For the year ended December 31,
	2019	2020
	US$	US$

Net revenues
Live streaming	1,155,066	326,094
Others	57,634	19,707

Total net revenues	1,212,700	345,801

Cost of revenues(1)	(998,289)	(277,954)

Gross profit	214,411	67,847

Operating expenses(1)
Research and development expenses	(73,527)	(22,477)
Sales and marketing expenses	(63,510)	(15,279)
General and administrative expenses	(51,156)	(20,743)

Total operating expenses	(188,193)	(58,499)

Other income	11,500	1,624

Operating income	37,718	10,972

Interest income and investment income	44,076	12,293
Foreign currency exchange gains (losses), net	166	(205)
Gain on fair value changes of investments	—	310
Other non-operating expenses		(1,435)

Income before income tax expenses	81,960	21,935

Income tax expenses	(13,910)	(5,384)

Net income	68,050	16,551

Share of income in equity method investments, net of income taxes	(394)	(145)

Gain on disposal, net of tax	—	902,777

Net income from discontinued operations	67,656	919,183

	For the year ended December 31,
	2019	2020
	US$	US$

Net cash provided by discontinued operating activities	283,835	19,506
Net cash (used in) provided by discontinued investing activities	(534,853)	85,552
Net cash provided by discontinued financing activities	308,219	1,232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya (continued)

(1)Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2019	2020
	US$	US$

Cost of revenues	4,545	2,354
Research and development expenses	12,433	5,309
Sales and marketing expenses	852	375
General and administrative expenses	22,969	13,558

(c) Reconciliation with net income from discontinued operations presented in the consolidated statements of comprehensive income is as below:

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Net income from discontinued operations of YY Live (Note 3(a))	547,612	482,487	35,567
Net income from discontinued operations of Huya (Note 3(b))	67,656	919,183	—

Net income from discontinued operations as presented in the consolidated statements of comprehensive income	615,268	1,401,670	35,567

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

As mentioned in Note 1(d), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIEs, namely Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan. In January 2021, Mr. David Xueling Li and other nominal shareholder transferred in total 100% of the nominee shares of Guangzhou BaiGuoYuan to Guangzhou Qianxun Network Technology Co., Ltd. (“Guangzhou Qianxun”), a VIE of the Company. In Feburary 2021, Beijing Tuda and Mr. David Xueling Li transferred their respective nominee shares in Guangzhou Huaduo to Guangzhou Tuyue Network Technology Co., Ltd. (“Guangzhou Tuyue”), a VIE of the Company. As of December 31, 2021, Guangzhou Tuyue holds the majority of nominee shares of Guanghzou Huaduo., and Guangzhou Qianxun holds 100% of the nominee shares of Guangzhou BaiGuoYuan.

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

For the years ended December 31, 2019, 2020 and 2021, the Company’s wholly owned subsidiaries, mainly including Beijing Huanju Shidai, BaiGuoYuan Technology and Huya Technology, determined the service fees which were charged to the Group’s VIEs, respectively. Huya Technology ceased to be a subsidiary of the Company upon the disposal of Huya on April 3, 2020.

Further, the Group believes that the contractual arrangements among the Company’s subsidiaries (mainly including Beijing Huanju Shidai, BaiGuoYuan Technology and Huya Technology), the VIEs, and the VIE’s shareholders are in compliance with PRC laws and are legally enforceable and binding. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

The following consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries was included in the accompanying consolidated financial statements.  For purposes of this presentation, activity within and between the VIEs and VIEs’ subsidiaries have been eliminated, but transactions with other entities within the Group have been included without elimination. Presentation of the comparative data for 2019 and 2020 have been expanded to conform to the current year presentation.

	December 31,
	2020	2021
	US$	US$
Assets
Current assets
Cash and cash equivalents	248,300	433,405
Restricted cash and cash equivalents	536	7,364
Short-term deposits	669,742	308,986
Restricted short-term deposits	30,652	—
Short-term investments	266,647	288,944
Accounts receivable, net	25,885	5,880
Amounts due from Group companies	364,025	263,373
Amounts due from related parties	1,704	9,684
Financing receivables, net	50	—
Prepayments and other current assets	55,593	101,173
Assets held for sale	75,839	—
Total current assets	1,738,973	1,418,809

Non-current assets
Investments	381,867	235,277
Property and equipment, net	156,494	171,831
Land use rights, net	258,770	370,052
Intangible assets, net	84,236	58,893
Right of use asset, net	6,461	4,911
Other non-current assets	6,151	1,055
Assets held for sale	19,896	—
Total non-current assets	913,875	842,019

Total assets	2,652,848	2,260,828

Liabilities
Current liabilities
Accounts payable	16,045	14,200
Deferred revenue	17,140	13,873
Advances from customers	29	1,242
Income taxes payable	19,492	25,606
Accrued liabilities and other current liabilities	108,450	114,325
Amounts due to Group companies	151,073	131,887
Amounts due to related parties	2,274	1,024
Lease liabilities due within one year	4,702	3,077
Short-term loans	102,538	—
Liabilities held for sale	178,744	—
Total current liabilities	600,487	305,234

Non-current liabilities
Lease liabilities	1,982	2,096
Deferred revenue	1,487	3,849
Deferred tax liabilities	10,866	9,105
Other non-current liabilities	—	7,372
Liabilities held for sale	4,415	—
Total non-current liabilities	18,750	22,422

Total liabilities	619,237	327,656

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Net revenues from Group companies	29,581	79,609	109,618
Net revenues from third parties	283,044	396,343	447,471
Cost of sales from Group companies	(80,739)	(216,696)	(60,053)
Cost of sales from third parties	(200,860)	(298,715)	(347,674)
Total operating expenses	(232,406)	(514,889)	(293,959)
Other items of the consolidated statements of comprehensive income	31,035	23,244	22,305
Net loss from continuing operations	(170,345)	(531,104)	(122,292)

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Net cash provided by (used in) operating activities with Group companies	(31,178)	(344,858)	77,319
Net cash (used in) provided operating activities with third parities	(31,422)	(73,830)	153,715
Net cash used in investing activities with Group companies	(84,393)	(104,111)	(35,559)
Net cash provided by (used in) investing activities with third parities	(546,963)	(47,787)	170,112
Net cash provided by (used in) financing activities with Group companies	(51,848)	25,219	5,378
Net cash provided by (used in) financing activities with third parities	39,458	21,690	(97,198)
	(706,346)	(523,677)	273,767

Transactions between the VIE and other entities in the consolidated group

For the years ended December 31, 2019, 2020 and 2021, the VIEs earned inter-company revenues from sales of software in the amounts of nil, US$24,523 and nil, respectively. In addition, the VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$54,044, US$41,832 and US$80,402 for the years ended December 31, 2019, 2020 and 2021, respectively for the purchase of software. The VIEs also recognized inter-company cost of revenues and operating expenses in the amounts of US$77,682, US$447,271 and US$35,899 for the years ended December 31, 2019, 2020 and 2021, respectively for technical support services. All of these balances and transactions have been eliminated in consolidation. Unsettled balance related to technology service fees payable by VIEs to other group entities amounted to US$121,376 and US$66,811 as of December 31, 2020 and 2021, respectively.

Cash flows between the VIE and other entities in the consolidated group

For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to Group companies for the settlement of software transactions were US$43,829, US$53,696 and US$62,499, respectively. For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to Group companies for the settlement of technical support fees were US$57,474, US$369,897 and US$52,119, respectively. For the years ended December 31, 2019, 2020 and 2021, cash received by VIEs from Group companies were US$26,297, US$25,039 and US$129,440, respectively, for the revenues earned from Group companies. All of these cash flows have been eliminated in consolidation.

(b)  Foreign exchange risk

The Group’s overseas operations and related investing and financing activities are denominated in US$. The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

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

As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2019, 2020 and 2021 and believes that its credit risk to be minimal.

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

In February 2019, the Group entered into a share purchase agreement with Bigo and its shareholders and the transaction was completed on March 4, 2019. Under the agreement, the Group agreed to purchase all outstanding shares of Bigo that were not already owned by the Group. Pursuant to the agreement, the Company paid US$343.1 million in cash and issued 305,127,046 Class A common shares, which were outstanding, and 38,326,579 Class B common shares of the Company to Bigo’s selling shareholders. In addition, the Company has also issued 8,761,450 Class A common shares for future grants to employees as share-based awards. The acquisition was completed on March 4, 2019 and is accounted for as a business combination. The Group believed that the acquisition of Bigo helped the Group create enhanced live streaming content, expand global footprint and offer world-class user experiences for global user community. Upon the completion of the acquisition, Bigo became a wholly-owned subsidiary of the Group.

The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company’s common share as of the acquisition date:

As of acquisition date
US$

Cash	343,062
Fair value of common shares issued	1,149,073
Fair value of previously held equity interest in Bigo	849,700
Elimination of preexisting amounts due from Bigo	48,174
Total consideration	2,390,009

The fair value of common shares issued above does not include post-acquisition share-based compensation amounting to US$88,047. Out of the 305,127,046 Class A common shares issued and outstanding, 38,042,760 shares are for the replacement awards to Bigo’s employees to replace their original share-based awards. The post-acquisition share-based compensation of US$88,047 are share-based compensation subject to continuous employment and will be recognized as share-based compensation expenses over the remaining required service period.

Immediately before the acquisition, the amounts due from Bigo to the Company amounted to US$48,174. This amount due from Bigo was effectively eliminated upon the acquisition. The amount of the preexisting amounts due from Bigo of US$48,174 was included as part of the consideration.

In accordance with ASC 805, the Company’s previously held equity interest in Bigo was re-measured to fair value on the acquisition date, and a re-measurement gain of US$396,094 was recognized as gain on fair value changes of investments. Acquisition-related costs of US$4,036 was recognized as general and administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.    Business combination (continued)

(a)     Acquisition of Bigo (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

	As of acquisition date	Amortization period
	US$

Net tangible assets acquired:
-Cash and cash equivalents, restricted cash and cash equivalents and restricted short-term deposits	95,965
-Accounts receivables	57,647
-Other current assets	7,820
-Property and equipment, net	43,853
-Other non-current assets	26,076
Identifiable intangible assets acquired:
-Trademark	358,000	10 years
-Customer relationships	153,200	3 years
-Non-compete agreement	12,100	1 year
-Others	924
Accrued liabilities and other liabilities	(172,539)
Deferred tax liabilities	(47,258)
Goodwill	1,854,221
Total	2,390,009

The Company estimated the fair value of acquired trademark using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. In terms of the fair value of the acquired customer relationships, the excess earnings method was used. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. The Company’s determination of the fair values of acquired trademark and customer relationships acquired involved the use of estimates and assumptions related to revenue growth rates, royalty rates, discount rates and attrition rates.

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

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.    Business combination (continued)

(a)     Acquisition of Bigo (continued)

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2019 of the Company as if the acquisition had occurred on January 1, 2019. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets and corresponding deferred tax liability; (ii) recognition of the post-combination share-based compensation; (iii) removal of the transaction costs related to the acquisition; (iv) removal of the remeasurement gain of JOYY’s previously held interests in Bigo; (v) removal of fair value loss on derivative liabilities related to Bigo’s preferred shares; (vi) elimination of transaction between Bigo and the Company and (vii) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2019, nor is it indicative of future operating results.

For the year ended December 31,
2019
US$

Pro forma net revenues	998,828
Pro forma net loss	(498,127)

The amounts of revenues and earnings of Bigo since the acquisition date are disclosed in Note 33 “Segment Reporting”.

(b)   Other acquisition

During the second quarter 2021, the Company completed the acquisition of additional equity interests of an acquiree which is a global online platform operating on online for comics and novels whose major operations and users are outside of China. The consideration for this acquisition was settled by cash of US$9.6 million and transfer of approximately 19% equity interests in a previously wholly owned subsidiary of the Company which operates a multiuser social networking platform outside of China, to the original shareholders the acquiree. The Company held 25% of equity interests in this acquiree before the acquisition and the fair value of the previously held equity interest is considered part of the consideration of the acquisition.

Upon completion of the transaction, the Company’s interest in the acquiree increased from 25% to 81% and started to consolidate the acquiree as a subsidiary with non-controlling interests.

The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company’s common share as of the acquisition date:

As of acquisition date
US$

Cash	9,611
Fair value of subsidiary’s common share issued	53,810
Fair value of previously held equity interest in the acquiree	27,716
Total consideration	91,137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.    Business combination (continued)

(b)   Other acquisition (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

	As of acquisition date	Amortization period
	US$

Net tangible assets acquired:
-Cash and cash equivalents	7,296
-Accounts receivables	1,376
-Other current assets	1,987
-Property and equipment, net	142
Identifiable intangible assets acquired:
-Technology	11,917	6 years
-Trademark	11,839	6 years
-Customer relationships	903	3 years
Accounts payable	(2,268)
Accrued liabilities and other liabilities	(1,579)
Deferred tax liabilities	(4,069)
Goodwill	84,925
Non-controlling interests	(21,332)
Total	91,137

The Company estimated the fair value of acquired technology using the excess earnings method. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. In terms of the fair value of the acquired trademark, the relief from royalty method was used. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. The Company’s determination of the fair values of acquired technology and trademark acquired involved the use of estimates and assumptions related to revenue growth rates, royalty rates, discount rates and attrition rates.

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and mainly comprised the assembled work force and the synergy resulting from the acquisition. The goodwill recognized was not expected to be deductible for income tax purpose.

6.    Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2020 and 2021 primarily consist of the following currencies:

	December 31, 2020		December 31, 2021
		US$		US$
	Amount	equivalent	Amount	equivalent

US$	1,306,404	1,306,404	1,220,064	1,220,064
RMB	2,691,718	412,530	3,462,640	543,099
Others	N/A	23,815	N/A	74,022
Total		1,742,749		1,837,185

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

As of December 31, 2020 and 2021, the Group's restricted cash and cash equivalents were US$13,733 and US$297,022, respectively. The increase in restricted cash and cash equivalents as of December 31,2021 compared to December 31, 2020 was mainly attributable to a portion of the consideration which was received from Baidu and deposited in an escrow accounts owned by the Group, in accordance with the terms set forth in the agreement with Baidu to dispose YY Live business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

7.    Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year.The term deposits balance as of December 31, 2020 and 2021 primarily consist of the following currencies:

	December 31, 2020		December 31, 2021
		US$		US$
	Amount	equivalent	Amount	equivalent

RMB	4,470,002	685,068	2,170,000	340,355
US$	640,000	640,000	1,263,843	1,263,843
Total		1,325,068		1,604,198

8.    Restricted short-term deposits

As of December 31, 2020, the Group’s restricted short-term deposits were US$31,489, which was mainly pledged as collateral for the banking facilities of US$31million.

As of December 31, 2021, the Group’s restricted short-term deposits were US$285, which was deposits for opening credit card accounts.

9.    Accounts receivable, net

	December 31,
	2020	2021
	US$	US$

Accounts receivable, gross	150,386	126,798
Less: allowance for expected credit loss of receivables	(7,387)	(12,426)

Accounts receivable, net	142,999	114,372

The following table summarizes the details of the Group’s allowance for doubtful accounts:

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Balance at the beginning of the year	(1,081)	(9)	(7,387)
Adoption of ASC326	—	(652)	—
Additions charged to general and administrative expenses, net	(13)	(6,726)	(5,039)
Write-off during the year	1,085	—	—

Balance at the end of the year	(9)	(7,387)	(12,426)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.    Financing receivables, net

Financing receivables consist of the following:

	December 31,
	2020	2021
	US$	US$

Financing receivables, gross
Micro-credit personal loans	19,971	20,317
Corporate loans	30,031	—
Total	50,002	20,317

Less: allowance for expected credit loss on financing receivables	(30,114)	(20,317)

Financing receivables, net	19,888	—

Current portion	172	—
Non-current portion	19,716	—

As of December 31, 2020 and 2021, micro-credit personal loans were not guaranteed.

The following table presents the aging of gross financing receivables as of December 31, 2020 and 2021.

	1-90 days	91-180 days	181-360 days	over 1 year	Total		Total financing
	past due	past due	past due	past due	past due	Current	receivables

December 31, 2020
Micro-credit personal loans (1)	—	4	3,185	16,782	19,971	—	19,971
Corporate loans (2)	—	—	—	29,908	29,908	123	30,031
	—	4	3,185	46,690	49,879	123	50,002

December 31, 2021
Micro-credit personal loans (1)	—	—	—	20,317	20,317	—	20,317

Allowance for expected credit loss for the Group’s financing receivables of US$24,811, US$676 and reversal of allowance for expected credit loss of US$70 was recognized in general and administrative expenses for the year ended December 31, 2019, 2020 and 2021, respectively.

(1)	Micro-credit personal loans

Micro-credit personal loans provided by the Group are non-accrual financing receivables related to personal loans amounted to US$19,971 and US$20,317 as of December 31, 2020 and 2021, respectively, and were past due for over 90 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.    Financing receivables, net (continued)

(2)	Corporate loans

A majority of the Group's corporate loan business was in the form of sale-and-leaseback arrangements, under which the Group purchases equipment from third party companies and lease back the equipment to the sellers. In 2019, one lessee was unable to repay the principal amount of approximately US$2,416 due in January and was default. The Group has brought certain lawsuits against this lessee to the court, claiming the lessee to repay all the outstanding amount. Upon the date of the issuance of the consolidated financial statements for the year ended December 31, 2019, the court has passed the first instance judgement on all of these lawsuits, which supported the Group's claim and ordered the lessee to repay all the outstanding amounts due to the Group. Furthermore, the additional assets of the lessee or its related entity was pledged and preserved as collateral. Based on the Group’s assessment on the lessee’s finance condition and the recoverable amount from the collateral, the financial receivable cannot be fully recovered. As a result, an allowance for expected credit loss of US$10,430 was recognized in general and administrative expenses for the year ended December 31, 2019 against the carrying value of the financing receivables. In 2020 and 2021, based on the Group’s assessment on the fair value of the pledged assets as of December 31, 2020 and 2021, no further impairment charge was recognized against the carrying value of the financing receivables for the year ended December 31, 2020 and 2021. The Group reclassified the amount due from this lessee from financing receivables to prepayments and other current assets in 2021 considering the fact that the original term of this receivable  has ended by December 31, 2021 and the nature of this receivable has changed from financing receivables to other receivables as the expected means of settlement of the receivable has changed. Net amount of the receivable as of December 31, 2021 reclassified to prepayment and other current assets was US$20,177, which is the difference between the gross amount of US$30,607 and allowance of US$10,430 as of December 31, 2021. The Group has ceased the corporate loan business during 2019.

The financing receivable was placed on non-accrual status. The Group has decided not to further develop corporate loan business so as to avoid further potential risk arising from such business.

Movement of allowance for expected credit loss on financing receivables (micro-credit personal loans only) is as follows:

	For the year ended December 31,
	2020	2021
	US$	US$

Balance at the beginning of the year	(26,772)	(30,114)
Adoption of ASC326	(724)	—
Addition for the year	(2,618)	(633)
Reclassification to prepayments and other current assets	—	10,430

Balance at the end of the year	(30,114)	(20,317)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.  Prepayments and other current assets

	December 31,
	2020	2021
	US$	US$

Interests receivable	36,004	22,082
Value added taxes to be deducted	19,326	28,090
Receivables from payment platforms	13,633	24,512
Employee advances	3,692	4,073
Prepayments and deposits to vendors and content providers	6,547	6,126
Deposits	5,611	5,831
Loans to third parties	99	7,604
Amount due from a lessee of sale-and-leaseback arrangement - net (Note 10)	—	20,177
Net assets subject to disposal related to YY Live (Note 3(a))	—	38,194
Others	17,960	57,044

Total	102,872	213,733

12.  Investments

	December 31,
	2020	2021
	US$	US$

Equity investments accounted for using the equity method (i)	832,143	850,557
Equity investments with readily determinable fair values (ii)	184,968	25,480
Equity investments without readily determinable fair values (iii)	221,243	146,418
Available-for-sale debt investment (iv)	1,000	—

Total	1,239,354	1,022,455
(i)	Investments have been accounted for under the equity method where the Group has significant influence on these investees and the investments are considered as in-substance common shares.

In 2020 and 2021, the Group acquired minority stakes in a number of privately-held entities with total consideration of US$87,212 and US$56,336, respectively. Increase in the amounts of investments in 2020 was mainly attributable to the Group’s investment in Huya. On April 3, 2020, Huya ceased to be a subsidiary of the Company and the Company deconsolidated its related interest and recognized its investment in Huya as an equity method investment (Note 3(b)). The Company further disposed of certain equity interest in Huya in August 2020 (Note 1(a)) and also deem-disposed of certain interest of Huya’s equity interest as a result of the vesting of Huya’s share-based awards, resulting in a net gain from the disposal and deemed disposal of approximately US$258,564 in 2020 and a net loss from the deemed disposal of approximately US$5,450 in 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments (continued)

The following tables set forth the summarized financial information of the Group’s equity method investments:

	December 31,
	2020	2021
	US$	US$

Current assets	1,948,075	2,223,447
Non-current assets	302,915	552,085
Current liabilities	447,148	601,688
Non-current liabilities	42,817	39,719

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Revenues	110,099	1,405,623	2,082,821
Gross profit	91,040	386,810	466,970
Net income (loss)	31,970	23,563	(81,953)
Net income (loss) attributable to the investees	31,972	23,563	(81,953)

(ii)	The Group does not have the ability to exercise significant influence over these investments. Therefore, it has been precluded from applying the equity method of accounting.

In 2020, the Group reclassified equity investments without readily determinable fair values of US$142,526, including fair value gain of US$115,137 for the year ended December 31, 2020,to equity investments with readily determinable fair values since quoted prices of the investees from active markets could be observed as these investees became listed in 2020.

In 2020, the Group partially disposed of an investment with readily determinable fair values for a cash consideration of US$2,406. In 2021, the Group disposed or partially disposed of certain investments with readily determinable fair values for a cash consideration of US$128,263.

In 2019, 2020 and 2021, fair value loss of US$3,060, fair value gain of US$144,634 and fair value loss of US$32,773 related to investments with readily determinable fair values were recognized in the consolidated statements of comprehensive income (Note 29), respectively.

(iii)	Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2020 and 2021, the Group acquired minority preferred shares or ordinary shares of a number of privately-held entities with total consideration of US$94,545 and US$38,806, respectively. The ownership interests were less than 20% of the investees’ total equities or the ownership interests redeemable upon condition. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments (continued)

In 2020, the Group partially disposed of an investment without readily determinable fair values, with a consideration of US$20,000. In 2021, the Group disposed certain investments without readily determinable fair values, with a consideration of US$29,050 in total.

In 2021, the Group disposed of an equity investment accounted for using the equity method and reinvested on the investment by acquiring majority of equity interests of its overseas entity that became a subsidiary of the Group. Accordingly, the Group recorded an equity investment held by this subsidiary as equity investment without readily determinable fair values amounting to US$51,775 as of December 31, 2021.

In 2019, fair value gain of US$394,919 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29), which was mainly due to gain on the fair value change on the investment in Bigo before the Company’s acquisition of Bigo. Out of the fair value gain of US$394,919 for the year ended December 31, 2019, fair value gain of US$397,589 was realized and fair value loss of US$2,670 was unrealized. In 2020, fair value gain of US$14,543 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29).Out of the fair value gain of US$14,543 for the year ended December 31, 2020, fair value gain of US$15,498 was unrealized and fair value loss of US$955 was realized. In 2021, fair value gain of US$14,045 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of US$14,045 for the year ended December 31, 2021, fair value gain of US$1,339 was unrealized and fair value gain of US$12,706 was realized.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2019, 2020 and 2021, based on the Group’s assessment, an impairment charge of US$8,870, US$6,186 and US$93,632 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

(iv)	In 2020, the Group entered into convertible bond agreement to acquire a convertible bond issued by a private company with a total consideration of US$1,000. The Group recorded this investment as an available-for-sale debt investment which is measured at fair value since the convertible bond is redeemable at the Group’s option. In 2021, the Group has recognized full impairment against this convertible bond considering the recoverability of this convertible bond.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.  Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2020	2021
	US$	US$

Gross carrying amount
Servers, computers and equipment	301,671	319,393
Buildings	153,093	158,119
Construction in progress	69,890	96,552
Decoration of buildings	15,795	16,194
Leasehold improvements	8,966	8,210
Motor vehicles	6,626	6,585
Furniture, fixture and office equipment	4,788	5,229
Total	560,829	610,282
Less: accumulated depreciation	(159,168)	(244,890)

Property and equipment, net	401,661	365,392

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 were US$40,022, US$77,464 and US$108,686, respectively.

14.  Land use rights, net

Land use rights consist of the following:

	December 31,
	2020	2021
	US$	US$

Gross carrying amount	294,957	415,970
Less: accumulated amortization	(36,187)	(45,918)

Land use rights, net	258,770	370,052

Amortization expense for the years ended December 31, 2019, 2020 and 2021 were US$6,981, US$6,957 and US$8,607, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of land use rights
US$

2022	9,102
2023	9,102
2024	9,102
2025	9,102
2026	9,102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2020	2021
	US$	US$

Gross carrying amount
Trademark	359,976	371,975
Customer relationships	153,976	154,906
Non-compete agreement	12,100	12,100
Software	8,473	8,941
Operating rights	7,088	7,255
License	9,721	9,949
Technology	2,707	14,770
Domain names	1,197	1,518
Others	1,413	1,415

Total of gross carrying amount	556,651	582,829

Less: accumulated amortization

Trademark	(65,649)	(102,815)
Customer relationships	(115,453)	(133,921)
Non-compete agreement	(12,100)	(12,100)
Software	(7,894)	(8,270)
Operating rights	(6,980)	(7,144)
License	(702)	(1,382)
Technology	(1,789)	(2,988)
Domain names	(538)	(644)
Others	(116)	(258)

Total accumulated amortization	(211,221)	(269,522)

Less: accumulated impairment	(1,216)	(1,225)

Intangible assets, net	344,214	312,082

Amortization expense for the years ended December 31, 2019, 2020 and 2021 were US$94,510, US$102,465 and US$58,626 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of intangible assets
US$

2022	50,749
2023	50,634
2024	42,623
2025	40,953
2026	40,943

The weighted average amortization periods of intangible assets as of December 31, 2020 and 2021 are as below:

December 31,
	2020	2021

Trademark	10 years	10 years
Customer relationships	3 years	3 years
License	15 years	15 years
Non-compete agreement	1 year	1 year
Operating rights	2 years	2 years
Software	3 years	3 years
Domain names	14 years	15 years
Technology	5 years	6 years
Others	10 years	10 years

16.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 are as follows:

	All other	Bigo	Total
	US$	US$	US$

Balance as of December 31, 2019 (i)	1,688	1,854,221	1,855,909

Increase in goodwill related to acquisition	16,067	—	16,067
Foreign currency translation adjustments	107	—	107
Balance as of December 31, 2020	17,862	1,854,221	1,872,083

Increase in goodwill related to acquisition (ii)	84,925	—	84,925
Foreign currency translation adjustments	1,255	—	1,255
Balance as of December 31, 2021	104,042	1,854,221	1,958,263
(i)	The increase in goodwill in 2019 was related to the acquisition of Bigo. Please refer to Note 5(a) for the acquisition of Bigo.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.  Goodwill (continued)

The Group performed a goodwill impairment analysis in the fourth quarter of 2019, 2020 and 2021. When determining the fair value of the Bigo reporting unit, the Group used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value for the impairment analysis of 2021. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment, the fair value of Bigo reporting unit exceeded their carrying value by around 1%, 10% and 10% of the carrying value of the Bigo reporting unit in 2019, 2020 and 2021, respectively. Therefore, no impairment for goodwill recognized for the years ended December 31, 2019, 2020 and 2021.

(ii)The increase in goodwill in 2021 was related to the acquisition in Note 5(b).

17.  Deferred revenue

	December 31,
	2020	2021
	US$	US$

Deferred revenue, current
Live streaming	63,450	58,425
Others	3,780	2,485
Total current deferred revenue	67,230	60,910

Deferred revenue, non-current
Live streaming	2,529	5,931
Others	603	491
Total non-current deferred revenue	3,132	6,422

18.  Accrued liabilities and other current liabilities

	December 31,
	2020	2021
	US$	US$

Revenue sharing fees and content costs	121,083	129,717
Salaries and welfare	112,217	99,725
Marketing and promotion expenses	95,261	58,854
Value added taxes and other taxes payable	88,215	137,142
Bandwidth costs	29,986	19,746
Consideration received related to disposal of YY Live (Note 3(a))	—	1,862,750
Others	37,688	37,904

Total	484,450	2,345,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.  Short-term loans

	December 31,
	2020	2021
	US$	US$

Short-term loans	112,549	—

The Group entered into several agreements with banks, pursuant to which the Group borrowed loans with total principal amount of RMB693 million (equivalent to US$106 million) and US$6.3 million within a banking facility of RMB546 million (equivalent to US$84 million) and US$95 million in 2020, respectively. These loans were all with a maturity of less than one year and the annual interest rates ranged from 1.36% to 3.90%. Short-term deposits of RMB200 million (equivalent to US$31 million) were pledged as collateral for the banking facilities, which were classified as restricted short-term deposits.

20.  Convertible bonds

	December 31,
	2020	2021
	US$	US$

Non-current
2025 Convertible Senior Notes	410,614	463,319
2026 Convertible Senior Notes	368,611	460,758
Total	779,225	924,077

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

Upon conversion, the Company may deliver ADS, cash, or a combination of ADS and cash at the option of the Company itself.  Therefore, the Notes due 2025 and Notes due 2026 contains cash conversion features, which was an equity component and need to be bifurcated from the debt component of the Notes. Determination of the carrying amount of the debt component was based on the fair value of a similar debt instrument excluding the embedded conversion feature, by using discounted cash flow method. The equity component related to conversion features were recognized by ascribing the difference between the proceeds and the fair value of the debt component in Additional paid-in capital.

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

On January 1, 2021, the Company early adopted ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” using modified-retrospective transition approach. Pursuant to ASU 2020-06, the embedded conversion features no longer are separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. Following the adoption of this guidance, the amount previously allocated to additional paid-in capital was reclassified as a liability and a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

During 2021, the Company recognized a net gain on extinguishment of debt of US$4.0 million net of the write-off of associated unamortized deferred loan costs through repayment of US$71.1 million of the Notes at a cost of US$66.7 million.

As of December 31,2020 and 2021, US$779.2 million and US$924.1 million have been accounted for as the value of the convertible bonds in non-current liabilities. Interest expense related to the Notes due 2025 and Notes due 2026 recognized during the years ended December 31, 2020 and 2021 was US$71,898 and US$13,332, respectively.

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

21.   Cost of revenues

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Revenue sharing fees and content costs	305,647	812,706	1,158,435
Payment handling costs	94,127	190,583	212,655
Bandwidth costs	101,957	120,419	96,536
Salary and welfare	56,430	102,330	116,679
Depreciation and amortization	29,480	61,021	87,339
Technical service fee	43,893	59,325	55,874
Share-based compensation	5,932	5,797	8,089
Other costs	19,454	25,965	45,543

Total	656,920	1,378,146	1,781,150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.  Other income

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Government grants	4,514	6,518	16,947
Others	1,160	1,577	3,429

Total	5,674	8,095	20,376

23.  Income tax

(i)	Cayman Islands

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

The Group’s Singapore entities provided for income tax are as follows:

(1)	Bigo Singapore applied for the Incentive and received approval in October 2018. Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022, and will need to re-apply for the Incentive qualification renewal in 2023.
(2)	Other Singapore entities were subject to 17% income tax for the periods reported.
(v)	PRC

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

(v)    PRC (continued)

The Group’s principal PRC entities provided for enterprise income tax are as follows:

●	Guangzhou Huaduo applied for the renewal of HNTE qualification and received approval in December 2019. Guangzhou Huaduo is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2019 through 2021, and will need to re-apply for HNTE qualification renewal in 2022. Guangzhou Huaduo ceased to enjoy the beneficial tax rate of 15% as an HNTE since 2021.
●	In 2018, Guangzhou Huanju Shidai was qualified as a KNSE after the relevant government authorities’ assessment and was entitled to a preferential income tax rate of 10% and enjoyed an overall 15% preferential income tax rate as a HNTE from 2020. Guangzhou Huanju will need to re-apply for HNTE qualification renewal in 2022.
●	Guangzhou BaiGuoYuan Network Technology Co., Ltd. was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate from 2018 to 2019 and 12.5% preferential tax rate beginning from 2020.
●	Guangzhou BaiGuoYuan Information Technology Co., Ltd. was qualified as an HNTE in 2018. It is entitled to enjoy the preferential tax rate of 15% for the years 2018 through 2020, and will need to re-apply for HNTE qualification renewal in 2021.
●	Other PRC subsidiaries and VIEs were mainly subject to 25% EIT for the periods reported.

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2020 and 2021 are approximately US$2,607,194 and US$4,930,397, respectively.

The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings in the PRC for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2020 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.   Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

(Loss) income before income tax expenses
PRC entities	(117,953)	(170,994)	(55,908)
Non-PRC entities	23,211	184,651	(21,681)
Total	(94,742)	13,657	(77,589)

Current income tax benefit (expenses)
PRC entities	4,655	(6,278)	(15,026)
Non-PRC entities	(4,276)	(8,931)	(20,524)
Total	379	(15,209)	(35,550)

Deferred income tax benefit (expenses)
PRC entities	4,843	(6,376)	1,013
Non-PRC entities	14,876	(6,240)	8,792
Total	19,719	(12,616)	9,805

Income tax benefit (expenses)
PRC entities	9,498	(12,654)	(14,013)
Non-PRC entities	10,600	(15,171)	(11,732)
Total	20,098	(27,825)	(25,745)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2019	2020	2021

Singapore statutory income tax rate (*)	17.0%	17.0%	17.0%
Effect of tax holiday and preferential tax benefit	30.6%	(163.2)%	20.9%
Effect of different tax rates available to different jurisdictions (i)	24.0%	(60.1)%	47.6%
Permanent differences (ii)	(0.5)%	151.9%	(66.3)%
Change in valuation allowance	(68.6)%	484.7%	(95.2)%
Effect of Super Deduction available to the Group	18.7%	(226.6)%	42.8%
Effective income tax rate	21.2%	203.7%	(33.2)%

*: As a majority of the Group’s businesses is subject to Singapore corporate tax rate, the reconciliation of tax expenses begins at Singapore statutory income tax rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.   Income tax (continued)

Composition of income tax expense (continued)

(10)	The effect of different tax rates available to different jurisdictions was mainly due to the re-measurement gain of the previously held equity interest in Bigo on the acquisition date incurred by Duowan BVI whose applicable tax rate is zero for the year ended December 31, 2019.
(11)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2020 and 2021 are as follows:

	December 31,
	2020	2021
	US$	US$

Deferred tax assets:
Tax loss carried forward	123,884	176,009
Allowance for expected credit loss of receivable, accrued expense and others not currently deductible for tax purposes	35,969	33,341
Deferred revenue	4,576	5,346
Impairment of investment	3,607	7,632
Others	1,177	—
Valuation allowance (i)	(150,252)	(213,688)

Amounts offset by deferred tax liabilities	(18,961)	(8,640)

Total deferred tax assets, net	—	—

Deferred tax liabilities:
Related to the fair value changes of investments	23,118	9,061
Related to acquired intangible assets	36,767	34,013
Others	1,498	1,780

Amounts offset by deferred tax assets	(18,961)	(8,640)

Total deferred tax liabilities, net	42,422	36,214
(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Deferred tax assets and liabilities (continued)

Movement of valuation allowance

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Balance at beginning of the year	(24,980)	(87,106)	(150,252)
Additions	(78,269)	(96,629)	(119,999)
Reversals	16,143	33,483	56,563
Balance at end of the year	(87,106)	(150,252)	(213,688)

Tax loss carry forwards

As of December 31, 2021, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to US$575,759, which were mainly generated by non-HNTEs. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTEs in 2019 and thereafter. The tax losses of entities in the PRC will expire from 2022 to 2030, if not utilized. The accumulated tax losses of subsidiaries incorporated in Hong Kong, Singapore and other countries, subject to the agreement of the relevant tax authorities, of US$9,373, US$299,516 and US$104,119, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore have no time limit.

In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiaries for tax years 2018 through 2021 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2021 by Singapore tax authorities.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. Accordingly, tax filings of the Group’s PRC subsidiaries and VIEs for tax years 2017 through 2021 remain subject to the review by the relevant PRC tax authorities. There were no ongoing tax examinations as of December 31, 2021 by PRC tax authorities.

24.  Mezzanine equity

In 2018, a subsidiary of the Group issued 500,000,000 shares of redeemable convertible preferred shares for cash consideration of US$50,000 to certain third-party investors. The Group classifies the redeemable convertible preferred shares as mezzanine equity and records accretion of redemption value in accordance with ASC 480-10. The Group used the interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the non-controlling interests. Accretion of redeemable convertible preferred shares to redemption value of US$5,000, US$5,000 and US$5,000 was recognized for the years ended December 31, 2019, 2020 and 2021.

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

Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the Company purchased a capped call option of US$11.7 million for the repurchase of shares. Upon expiration of the option, if the closing market price of the Company’s common share is at or above the pre-determined price (the “Strike Price”), the Company will have its initial investment returned with a premium in either cash or shares at the Company’s election. If the closing market price is below the Strike Price, the Company will receive the number of shares specified in the agreement. As the outcome of these arrangements is based entirely on the Company’s stock price and does not require the Company to deliver either shares or cash, other than the initial investment, the entire transaction is recorded in equity. The agreement was expired in January 2020 and the Company received approximate US$12.2 million of cash  that was recorded in equity.

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

During the year ended December 31, 2021, 3,631,640 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share. In addition, 1,442,020 Class A common shares were transferred out from the treasury shares pool and issued for vested restricted share units during the year ended December 31, 2021. The Company also repurchased an aggregate of 6,515,488 ADSs, representing 130,309,760 Class A common shares at an average price of US$60.3154 per ADS or US$3.0158 per Class A common share, for aggregate consideration of US$393.0 million. Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

As of December 31, 2021, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 1,317,840,464 Class A common shares and 326,509,555 Class B common shares had been issued, 1,146,336,305 Class A common shares and 326,509,555 Class B common shares were outstanding, respectively.

On September 9, 2021, the Company’s board of directors approved a new share repurchase plan (the “September 2021 Share Repurchase Plan”), pursuant to which the Company may repurchase up to US$200 million of the Company’s outstanding ADSs or common shares over the next 12 months. On November 16, 2021, the Company’s board of directors further approved an additional share repurchase plan (the “November 2021 Share Repurchase Plan”), pursuant to which the Company may repurchase up to US$1 billion of the Company’s outstanding ADSs or common shares over the next 12 months. As of December 31, 2021, the Company had repurchased approximately US$235.7 million of its shares.

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

In September 2021, the board of directors of the Company amended and restated the 2011 Share Incentive Scheme (“Amended and Restated 2011 Share Incentive Scheme”), pursuant to which the Company replaced the 2011 Share Incentive Scheme in its entirety and the awards granted and outstanding thereunder remain effective and binding under the Amended and Restated 2011 Share Incentive Scheme. The board of directors of the Company resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the Amended and Restated 2011 Share Incentive Scheme shall be 131,950,949 plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning in 2022, or such lesser amount of Class A common shares.

During the years ended December 31, 2019, 2020 and 2021, the Company granted restricted share units to employees of  16,114,095, 62,770,405 and 9,387,270, respectively, pursuant to the 2011 Share Incentive Scheme.

The following table summarizes the restricted share units activity for the years ended December 31, 2019, 2020 and 2021:

		Weighted
	Number of	average
	restricted	grant-date
	shares	fair value (US$)

Outstanding, December 31, 2018	25,229,634	4.9639

Granted	16,114,095	3.0005
Forfeited	(6,381,786)	4.7840
Vested	(7,848,811)	4.7427

Outstanding, December 31, 2019	27,113,132	3.9034

Granted	62,770,405	3.6059
Forfeited	(10,312,521)	3.9198
Vested	(6,918,126)	4.3045

Outstanding, December 31, 2020	72,652,890	3.6059

Granted	9,387,270	3.6323
Forfeited	(42,872,565)	3.5461
Vested	(15,139,700)	3.6104

Outstanding, December 31, 2021	24,027,895	3.7202

Expected to vest as of December 31, 2021	21,487,110	3.7203

For the years ended December 31,2019,2020 and 2021, the Company recorded share-based compensation of US$15,624, US$47,514 and US$21,427 in relation to continuing operations using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Share-based compensation

(a)  JOYY’s share-based awards (continued)

(i)    Restricted Share Units (continued)

As of December 31, 2021, total unrecognized compensation expense relating to the restricted share units was US$45,306. The expense is expected to be recognized over a weighted average period of 1.27 years using the graded-vesting attribution method.

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

In addition, the Company granted additional restricted shares to employees of 4,541,086 and 7,888,160 during the year ended December 31, 2020 and 2021, respectively.

The following table summarizes the restricted shares activity for the years ended December 31, 2019, 2020 and 2021:

		Weighted
	Number of	average
	restricted	grant-date fair
	shares	value (US$)

Outstanding, December 31, 2018	—	—

Replacement due to acquisition of Bigo	38,042,760	3.6100
Granted	16,041,327	3.4750
Forfeited	(7,279,877)	3.6302
Vested	(8,599,959)	3.6608

Outstanding, December 31, 2019	38,204,251	3.5267

Granted	4,541,086	3.9739
Forfeited	(4,554,972)	3.5287
Vested	(11,770,000)	3.6290

Outstanding, December 31, 2020	26,420,365	3.5577

Granted	7,888,160	3.0435
Forfeited	(8,661,973)	3.7025
Vested	(10,497,147)	3.4862

Outstanding, December 31, 2021	15,149,405	3.2566

Expected to vest as of December 31, 2021	13,334,495	3.2151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

For the years ended December 31, 2019, 2020 and 2021, the Company recorded share-based compensation for restricted shares in relation to continuing operations of US$52,994, US$38,618 and US$9,733 using the graded-vesting attribution method.

As of December 31, 2021, total unrecognized compensation expense relating to the restricted shares was US$27,370. The expense is expected to be recognized over a weighted average period of 1.77 years using the graded-vesting attribution method.

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

2011 Share Incentive Scheme

Grant of options

During the years ended December 31, 2019 and 2020, the Company granted 438,100 and nil share options to employees, pursuant to the 2011 Share Incentive Scheme.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(iii)  Share options (continued)

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)

Outstanding, January 1, 2019	10,934,300	4.7025	5.29	—
Granted	438,100	3.5350
Forfeited	(1,065,000)	4.5225

Outstanding, December 31, 2019	10,307,400	3.8069	5.45	—

Outstanding, December 31, 2020	10,307,400	3.8069	4.45	3,669

Forfeited	(893,000)	3.8830

Outstanding, December 31, 2021	9,414,400	3.7997	2.80	—

Expected to vest as of December 31, 2021	9,414,400	3.7997	2.80	—
Exercisable as of December 31, 2021	6,444,200	3.9216	2.97	—

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2019, 2020 and 2021 and the exercise price. The total intrinsic value was nil due to the higher exercise price compared to the Company’s common shares as of December 31, 2019 and 2021 and the exercise price.

For the years ended December 31, 2019, 2020 and 2021, the Company recorded share-based compensation in relation to continuing operations of US$7,134, US$5,558 and US$2,222 using the graded vesting attribution method.

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

(b)  Other share-based awards

For the years ended December 31, 2019, 2020 and 2021, the Company recorded share-based compensation expense of US$604, US$470 and nil for other share-based compensation.

27.  Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Numerator:
Net loss from continuing operations attributable to common shareholders of JOYY Inc.	(74,344)	(28,305)	(125,096)
Numerator for diluted loss per share from continuing operations	(74,344)	(28,305)	(125,096)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	574,592	1,391,638	35,567
Incremental dilution from Huya(1)	(2,033)	(655)	—
Numerator for diluted income per share from discontinued operations	498,215	1,362,678	(89,529)

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,544,396,920	1,600,199,759	1,562,016,001
Denominator for diluted calculation	1,544,396,920	1,600,199,759	1,562,016,001

Basic net income (loss) per Class A and Class B common share	0.32	0.85	(0.06)
Continuing operations	(0.05)	(0.02)	(0.08)
Discontinued operations	0.37	0.87	0.02
Diluted net income (loss) per Class A and Class B common share	0.32	0.85	(0.06)
Continuing operations	(0.05)	(0.02)	(0.08)
Discontinued operations	0.37	0.87	0.02

Basic net income (loss) per ADS*	6.48	17.04	(1.14)
Continuing operations	(0.96)	(0.35)	(1.60)
Discontinued operations	7.44	17.39	0.46
Diluted net income (loss) per ADS*	6.45	17.04	(1.14)
Continuing operations	(0.96)	(0.35)	(1.60)
Discontinued operations	7.41	17.39	0.46

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

27.  Basic and diluted net income per share (continued)

For the years ended December 31, 2019, 2020 and 2021, the following shares outstanding were excluded from the calculation of diluted net (loss) income per share, as their inclusion would have been anti-dilutive for the periods prescribed but which could potentially dilute EPS in the future.

	For the year ended December 31,
	2019	2020	2021

Shares issuable upon exercise of share options	10,307,400	10,307,400	9,414,400
Shares issuable upon exercise of restricted share units	27,113,132	72,652,890	24,027,895
Shares issuable upon exercise of restricted share	38,204,251	26,420,365	15,149,405
Shares issuable upon conversion of convertible bonds	208,542,000	210,568,000	201,677,195

28.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group
Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”) (Formerly known as Guangzhou Shanghang Information Technology Co., Ltd.)	Significant influence exercised by a principal shareholder of the Company
Kingsoft Cloud Holdings Limited (“Kingsoft Cloud”)	Significant influence exercised by a principal shareholder of the Company
Shopline Limited (“Shopline Group”)	Investment with significant influence
Xiaomi Corporation (“Xiaomi Group”)	Controlled by a principal shareholder of the Company
Huya *	Investment with significant influence

*  Since April 3, 2020, Huya ceased to be a subsidiary of the Group and the Group accounted for the investment in Huya using the equity method.

During the years ended December 31, 2019, 2020 and 2021, significant related party transactions are as follows:

	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$

Disposal of investments to related parties	—	20,271	—
Bandwidth service provided by Guangzhou Sunhongs	13,434	14,229	3,287
Promotion expense charged from related parties	3,706	2,533	3,149
Bandwidth service provided by Kingsoft Cloud	1,727	2,126	448
Loan to related parties	24,675	723	34,035
Purchase of fixed assets from Kingsoft Cloud	2,435	427	—
Payments on behalf of related parties, net of repayments	(1,780)	335	55,301
Online games revenue shared from related parties	521	—	—
Repayment of loans from related parties	—	—	156
Others	2,014	850	2,396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.  Related party transactions (continued)

As of December 31, 2020 and 2021, the amounts due from/to related parties are as follows:

	December 31,
	2020	2021
	US$	US$

Amounts due from related parties, current
Amounts due from Shopline Group	—	56,316
Others	611	668

Total	611	56,984

Amounts due to related parties
Due to Huya	56	4,363
Due to Xiaomi Group	494	1,384
Due to Guangzhou Sunhongs	1,160	128
Others	2,112	1,056

Total	3,822	6,931

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

(a)   Fair value measurement on a recurring basis

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2020 and 2021:

	As of December 31, 2020
	Level 1	Level 2	Total

Assets
Short-term investments (i)	124,176	364,925	489,101
Equity investment with readily determinable fair values (ii)	184,968	—	184,968
Derivative – forward exchange contracts	—	54	54
	309,144	364,979	674,123

Liabilities
Derivatives – forward exchange contracts	—	(6,789)	(6,789)

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	212,795	682,697	51,051	946,543
Equity investment with readily determinable fair values (ii)	25,480	—	—	25,480
	238,275	682,697	51,051	972,023
(i)	Short-term investments represented the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.
(ii)	Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

(a)   Fair value measurement on a recurring basis (continued)

The following table presents the changes in Level 3 assets for the years ended December 31, 2019, 2020 and 2021:

Available-for-sale
debt investment —
Convertible bond
US$

Balance as of January 1, 2019 and December 31, 2019	—
Acquisition	1,000
Balance as of December 31, 2020	1,000
Impairment	(1,000)
Balance as of December 31, 2021	—

Available-for-sale debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies. In 2021, the Group has recognized full impairment against this convertible bond considering the recoverability of this convertible bond.

(b)   Fair value measurement on a non-recurring basis

The Company measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2019, 2020 and 2021, gain on fair value changes of investment of US$394,919, US$14,543 and US$14,045 due to the observable price change of the investment without readily determinable fair value. The gain on fair value changes of investment for the year ended December 31, 2019 was mainly due to the fair value change of investment in Bigo before the acquisition of Bigo, was recognized in gain on fair value changes of investments.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2019, 2020 and 2021, based on the Group’s assessment, an impairment charge of US$8,870, US$6,186 and US$93,632 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

Apart from the short-term investments, equity investment measured at fair value through earnings and derivatives, the Company’s other financial instruments principally consist of cash and cash equivalent, restricted cash and cash equivalent, short-term deposits, restricted short-term deposits, accounts receivable, financing receivables, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses and convertible bonds. These financial instruments are recorded at cost which approximates fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

30.  Commitments and contingencies

(a)  Operating lease commitments

The operating lease commitments as of December 31, 2021 as presented below mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

As of December 31, 2021, future minimum payments under non-cancellable operating leases commitments consist of the following:

Office rental
US$

2022	1,846
2023	223
2024	43
2025 and after	—
2,112

(b)  Capital commitments

As of December 31, 2020 and 2021, the Group had outstanding capital commitments totaling to US$142,975 and US$109,881, which consisted of capital expenditures related to properties and additional investments in equity investments, respectively.

(c)  Litigation

The Company and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2020 alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in a short seller report. On March 9, 2022, the court granted the motion to dismiss the claims against the Company but plaintiff still has the ability to file a notice of appeal within 30 days from March 9, 2022. The plaintiffs have filed a notice of appeal before the due date. As of the date of this report, the Company is not able to make a reliable estimate of any potential loss from this class action.

In addition to the above, from time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

31.  Dividends

On March 16, 2022, the board of directors declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the fourth quarter of 2021, which is expected to be paid on April 29, 2022 to shareholders of record as of the close of business on April 14, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately US$902,896 and US$1,088,061 for the Group's VIEs as of December 31, 2020 and 2021, respectively, and US$78,416 and US$210,740 for the Group's subsidiaries as of December 31, 2020 and 2021, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2021 and the condensed financial information of the Company are not required to be presented.

33.  Segment Reporting

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment:

For the year ended December 31, 2021:

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	2,231,366	245,424	—	2,476,790
Others	92,392	49,936	(67)	142,261

Total net revenues	2,323,758	295,360	(67)	2,619,051

Cost of revenues(2)	(1,539,188)	(242,029)	67	(1,781,150)

Gross profit	784,570	53,331	—	837,901
Operating expenses(2)
Research and development expenses	(204,597)	(75,184)	—	(279,781)
Sales and marketing expenses	(402,476)	(65,931)	—	(468,407)
General and administrative expenses	(56,827)	(164,904)	—	(221,731)

Total operating expenses	(663,900)	(306,019)	—	(969,919)

Gain on disposal of business	—	4,959	—	4,959
Other income	6,929	13,447	—	20,376

Operating income (loss)	127,599	(234,282)	—	(106,683)

Interest expense	(3,460)	(13,468)	2,453	(14,475)
Interest income and investment income	1,316	92,370	(2,453)	91,233
Foreign currency exchange losses, net	(12,444)	(933)	—	(13,377)
Loss on disposal and deemed disposal of investments	—	(23,762)	—	(23,762)
Loss on fair value changes of investment	—	(15,435)	—	(15,435)
(Loss) gain on extinguishment of debt and derivative	(52)	5,343	—	5,291
Other non-operating expenses	—	(381)	—	(381)

Income (loss) before income tax expenses	112,959	(190,548)	—	(77,589)

Income tax expenses	(9,153)	(16,592)	—	(25,745)

Income (loss) before share of loss in equity method investments, net of income taxes	103,806	(207,140)	—	(103,334)

Share of loss in equity method investments, net of income taxes	—	(26,217)	—	(26,217)

Net income (loss) from continuing operations	103,806	(233,357)	—	(129,551)
(i)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.
(ii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	5,974	2,115	8,089
Research and development expenses	17,179	6,874	24,053
Sales and marketing expenses	654	631	1,285
General and administrative expenses	(5,297)	5,252	(45)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

For the year ended December 31, 2020:

	Bigo	All other	Elimination (1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	1,659,311	156,515	—	1,815,826
Others	73,500	28,818	—	102,318

Total net revenues	1,732,811	185,333	—	1,918,144

Cost of revenues(2)	(1,207,124)	(171,022)	—	(1,378,146)

Gross profit	525,687	14,311	—	539,998

Operating expenses(2)
Research and development expenses	(194,122)	(108,696)	—	(302,818)
Sales and marketing expenses	(446,521)	(58,868)	—	(505,389)
General and administrative expenses	(85,685)	(60,981)	—	(146,666)

Total operating expenses	(726,328)	(228,545)	—	(954,873)

Other income	3,550	4,545	—	8,095

Operating loss	(197,091)	(209,689)	—	(406,780)

Interest expense	(7,892)	(72,474)	4,811	(75,555)
Interest income and investment income	155	93,734	(4,811)	89,078
Foreign currency exchange losses, net	(17,035)	(437)	—	(17,472)
Gain on disposal and deemed disposal of investments	—	272,281	—	272,281
Gain on fair value changes of investment	—	160,849	—	160,849
Fair value change on derivatives	(281)	(5,996)	—	(6,277)
Other non-operating expenses	(889)	(1,578)	—	(2,467)

(Loss) income before income tax expenses	(223,033)	236,690	—	13,657

Income tax benefits (expense)	9,425	(37,250)	—	(27,825)

(Loss) income before share of loss in equity method investments, net of income taxes	(213,608)	199,440	—	(14,168)

Share of loss in equity method investments, net of income taxes	—	(7,634)	—	(7,634)

Net (loss) income from continuing operations	(213,608)	191,806	—	(21,802)
(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	4,094	1,703	5,797
Research and development expenses	33,795	8,851	42,646
Sales and marketing expenses	706	605	1,311
General and administrative expense	33,668	8,738	42,406

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a) The following table presents summary information by segment (continued):

For the year ended December 31, 2019:

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	657,788	111,360	—	769,148
Others	58,541	73,013	—	131,554

Total net revenues	716,329	184,373	—	900,702

Cost of revenues(2)	(505,643)	(151,277)	—	(656,920)

Gross profit	210,686	33,096	—	243,782
Operating expenses(2)
Research and development expenses	(141,553)	(94,951)	—	(236,504)
Sales and marketing expenses	(297,713)	(106,782)	—	(404,495)
General and administrative expenses	(47,800)	(87,764)	—	(135,564)

Total operating expenses	(487,066)	(289,497)	—	(776,563)

Gain on disposal of business	—	11,754	—	11,754
Other income	1,390	4,284	—	5,674

Operating loss	(274,990)	(240,363)	—	(515,353)

Interest expense	(4,584)	(37,970)	4,440	(38,114)
Interest income and investment income	389	65,798	(4,440)	61,747
Foreign currency exchange gain (losses), net	1,967	(672)	—	1,295
Gain on fair value changes of investment	—	397,960	—	397,960
Fair value change on derivatives	—	(2,277)	—	(2,277)

(Loss) income before income tax expenses	(277,218)	182,476	—	(94,742)

Income tax benefits	19,605	493	—	20,098

(Loss) income before share of income in equity method investments, net of income taxes	(257,613)	182,969	—	(74,644)

Share of income in equity method investments, net of income taxes	—	5,974	—	5,974

Net (loss) income from continuing operations	(257,613)	188,943	—	(68,670)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33. Segment Reporting (continued)

(a) The following table presents summary information by segment (continued):

(1) The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	4,084	1,848	5,932
Research and development expenses	43,625	8,986	52,611
Sales and marketing expenses	617	107	724
General and administrative expense	4,720	12,369	17,089

(b) The following tables set forth revenues and property and equipment for the Company’s geographic operations:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Revenues:
PRC	297,469	362,963	481,770
Developed countries	207,016	612,679	872,974
Middle East	182,630	475,662	621,775
Southeast Asia and others	213,587	466,840	642,532

Developed countries mainly included the United States of America, Great Britain, Japan, South Korea and Australia, Middle East mainly included Saudi Arabia and other countries located in the region, and Southeast Asia and others mainly included countries located in Southeast Asia and India.

	As of December 31,
	2020	2021
	US$	US$
Property and equipment, net:
PRC	246,325	282,955
Singapore	134,170	50,289
Other countries	21,166	32,148