Form 20-F
period 2022-12-31
JOYY Inc.
filed 2023-04-27
CIK 1530238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,066,177,028 Class A common shares, par value US$0.00001 per share, and 326,509,555 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active user” for any period means a registered user account that has logged onto our social entertainment platforms, including Bigo Live, Likee, imo or Hago at least once during such relevant period;
•

“concurrent users” for any point in time means the total number of users that are simultaneously logged onto at least one of our social entertainment platforms, including Bigo Live, Likee, imo and Hago, at such point in time;

•

“paying user” for any period means a registered user account that has purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platforms; thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;

•

“registered user account” means a user account that has downloaded, registered and logged onto our social entertainment platforms, including Bigo Live, Likee, imo and Hago, at least once since registration. We calculate registered user accounts as the cumulative number of user accounts at the end of the relevant period that have logged onto our social entertainment platforms at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered user accounts we present in this annual report may overstate the number of unique individuals who are our registered users; and

•

“we,” “us,” “our company,” “the Company,” and “our” refer to JOYY Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial statements, also include the variable interest entities, or the VIEs, and the subsidiaries of the variable interest entities in mainland China in which we do not have any equity ownership but whose financial results have been consolidated based solely on contractual arrangements in accordance with U.S. GAAP.

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

On November 16, 2020, we entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888), or Baidu. Pursuant to the agreements, Baidu would acquire JOYY’s video-based entertainment live streaming business in mainland China, or YY Live, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in our consolidated financial statements as discontinued operations and we ceased consolidation of YY Live business since February 8, 2021. On August 22, 2022, we entered into a share subscription agreement with Shopline Corporation Limited, or Shopline. As a result of and upon the closing of the proposed financing transaction, the financial results of Shopline have been consolidated by us since September 6, 2022.

The financial information and other relevant information disclosed in this annual report is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the year ended December 31, 2020, 2021 and 2022 as presented in this annual report primarily consisted of BIGO (including Bigo Live, Likee, imo and others), and did not include Huya or YY Live.

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

ITEM 3.               KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

JOYY Inc. is a Cayman Islands holding company that does not have substantive operations on its own. We conduct our operations primarily through (i) our subsidiaries in Singapore, the United States, the United Kingdom, and other jurisdictions for a majority of our global business; and (ii) the variable interest entities, or the VIEs, with which we have maintained contractual arrangements, and their subsidiaries for some of our remaining business in mainland China. Laws and regulations of mainland China prohibit or restrict foreign investment in certain internet-related business, value-added telecommunication services and other-related businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities, the structure of which is used to provide investors with exposure to foreign investment in companies based in mainland China where laws and regulations in mainland China prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our subsidiaries and the variable interest entities in mainland China as well as their shareholders to direct the business operations of the variable interest entities. Revenues contributed by the variable interest entities and their subsidiaries accounted for 20.7%, 17.1% and 19.8% of our total net revenues for the year ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to JOYY Inc., its subsidiaries, and, in the context of describing our operations in mainland China and consolidated financial information, also including the variable interest entities and their subsidiaries, primarily including Guangzhou Huaduo Network Technology Co., Ltd., or Guangzhou Huaduo, and Guangzhou BaiGuoYuan Network Technology Co., Ltd, or Guangzhou BaiGuoYuan. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands that holds equity interests in its subsidiaries in various jurisdictions. JOYY Inc. does not hold any equity interest in the variable interest entities in mainland China so investments in our ADSs would not render the investors any equity interest in the variable interest entities.

A series of contractual agreements, including voting rights proxy agreements, exclusive service agreements, equity interest pledge agreements and exclusive option agreements, have been entered into by and among our subsidiaries and the variable interest entities in mainland China as well as their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under U.S. GAAP for accounting purposes. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. If the variable interest entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the variable interest entities through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the courts of mainland China. Furthermore, if we are unable to direct the operations of the variable interest entities and to obtain economic benefits from them through contractual arrangements, we would not be able to continue to consolidate the financial results of these entities in our financial statements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders for some of our operation in mainland China, which may not be as effective as direct ownership. If the variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or other legal proceedings to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or what they would provide if adopted. If we or any of the variable interest entities is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities of mainland China would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China’s government finds that the structure we have adopted for our business operations in mainland China does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations currently operated in mainland China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations in mainland China may be adversely affected.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the mainland China’s government deems that our contractual arrangements with the variable interest entities do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries and the consolidated variable interest entities in mainland China, and investors of our company face uncertainty about potential future actions by the mainland China’s government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions and Approvals Required from the Authorities of Mainland China for Our Operations

We generated 17.5%, 16.8% and 19.7% of our total net revenues from mainland China for the year ended December 31, 2020, 2021 and 2022, respectively. We conduct the mainland China portion of our business primarily through our subsidiaries and the variable interest entities in mainland China and are therefore subject to the laws and regulations of mainland China to the extent applicable. As of the date of this annual report, our subsidiaries and the variable interest entities in mainland China have obtained the requisite licenses and permits from the mainland China’s government authorities that are material for the business operations of our holding company, our subsidiaries and the variable interest entities in mainland China, including, among others, the Internet Culture Operation License, the Value-added Telecommunications Business Operation License (ICP License), the Radio and Television Program Production and Operating Permit and the License for Online Transmission of Audio-Visual Programs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant mainland China’s government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations in mainland China may be adversely affected.”

The China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant guidelines on February 17, 2023, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by domestic company in mainland China by adopting a filing-based regulatory regime. For details of the Overseas Listing Trial Measures, see “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Regulations on Overseas Listing by Domestic Companies.”

As the Overseas Listing Trial Measures are relatively new, it remains unclear on how these measures will be interpreted and implemented by CSRC and the relevant mainland China’s governmental authorities, how mainland China’s governmental authorities will regulate overseas listing in general. Given the uncertainty of the interpretation and implementation of the Overseas Listing Trial Measures and our global operations, substantial uncertainties remain and we could not rule out the possibility that we may be required to file the relevant documents with the CSRC in connection with our proposed offerings and listings outside mainland China in the future.

In addition, on December 28, 2021, the Cyberspace Administration of China, or the CAC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022, superseding and replacing the current cybersecurity review measures that had been in effect since June 2020. The Cybersecurity Review Measures provide that (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities “in a foreign country” (ii) a critical information infrastructure operator, or a CIIO, that intends to purchase internet products and services that affect or may affect national security should apply for a cybersecurity review, and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security should apply for a cybersecurity review. Since the Cybersecurity Review Measures are relatively new, substantial uncertainties remain in relation to their interpretation and implementation. Additionally, the Cybersecurity Review Measures do not provide the exact scope of “network platform operator” or the criteria for determining which circumstance falls within the definition of “holding over one million users’ personal information.” Furthermore, on November 14, 2021, the CAC commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulation. The Draft Cyber Data Security Regulation provides that, among others, data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange shall apply for cybersecurity review. As a result, it is possible that we may be required to go through cybersecurity review by the CAC. Moreover, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer on July 7, 2022, which came into effect on September 1, 2022. According to such measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority if it involves cross-border data transfer under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. In addition, the CAC published the Guidelines for the Security Assessment Application for Cross-border Data Transfer (first edition) on August 31, 2022, which further specifies the procedures and documents for security assessment application under the Measures for Security Assessment of Cross-Border Data Transfer.

However, the Draft Cyber Data Security Regulation has not been officially enacted as of the date of this annual report, and the Cybersecurity Review Measures and the Measures for Security Assessment of Cross-border Data Transfer are relatively new. It remains unclear as to how these regulations will be interpreted, amended and implemented by the relevant mainland China’s governmental authorities, how mainland China’s governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from, or complete any filing procedures with, the CSRC, CAC or any other mainland China’s governmental authorities for our offerings outside mainland China. Therefore, there can be no assurance that we will not be required to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures or a data security assessment pursuant to the Measures for Security Assessment of Cross-Border Data Transfer. To the extent any cybersecurity review or data security assessment is required, we cannot assure you that we will be able to complete it in a timely manner, or at all, and such approvals may be rescinded even if obtained. As of the date of this annual report, we have not been subject to any cybersecurity review under the Cybersecurity Review Measures or data security assessment pursuant to the Measures for Security Assessment of Cross-Border Data Transfer.

If we fail to obtain the relevant approval or complete other filing or review procedures for our operations and/or any future offshore offering or listing, we may face sanctions by the CSRC or other regulatory authorities of mainland China, which may include warnings, fines, suspension of business to rectify, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions outside mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations across the globe regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—The approval of and the filing with the CSRC or other government authorities of mainland China may be required in connection with our offerings and financing activities outside mainland China in the future under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing”

We currently operate in several key markets across the globe, such as North America, Europe, the Middle East, Southeast Asia, Eastern Pacific regions, and others. We face various risks and uncertainties related to doing business in multiple jurisdictions across the globe. In particular, for our operations in mainland China, we are subject to complex and evolving laws and regulations of mainland China to the extent applicable. For example, we face risks associated with oversight on cybersecurity and data privacy and anti-monopoly regulatory actions. These may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations in mainland China and the value of our ADSs.

Cash and Asset Flows through Our Organization

JOYY Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the variable interest entities and their subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, JOYY Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries, which may be subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, such as Singapore, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for the jurisdiction of mainland China, under the laws and regulations of mainland China, if our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the laws and regulations of mainland China, each of our subsidiaries and the variable interest entities in mainland China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

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

Under the laws and regulations of mainland China, JOYY Inc. may provide funding to its subsidiaries in mainland China only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our subsidiaries in mainland China through capital contributions. However, the maximum amount we can loan to our subsidiaries and the variable interest entities in mainland China is subject to statutory limits. According to the current laws and regulations of mainland China, we can provide funding to our subsidiaries in mainland China through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our subsidiaries in mainland China, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the variable interest entities through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our subsidiaries in mainland China is subject to governmental procedures and may require a subsidiary in mainland China to increase its registered capital at the same time. If we choose to make a loan to an entity in mainland China based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant entity in mainland China would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Regulations of mainland China in relation to offshore investment activities by mainland China residents and direct investment and loans by offshore holding companies to entities in mainland China may delay or limit our ability to effectively use the proceeds of public offerings, such as limiting the ability of our subsidiaries in mainland China to distribute profits to us and limiting our ability to make additional capital contributions or loans to our subsidiaries in mainland China or otherwise expose us to liability and penalties under law of mainland China.”

For the years ended December 31, 2020, 2021 and 2022, JOYY Inc., through its intermediate holding companies, provided capital contributions of US$7.2 million, US$7.8 million and US$8.7 million, respectively, to our subsidiaries in mainland China.

For the years ended December 31, 2020, 2021 and 2022, JOYY Inc. provided loans of US$954.1 million, nil and nil, respectively, to our intermediate holding companies and subsidiaries, and received repayments of nil, US$723.3 million and US$365.5 million, respectively.

For the years ended December 31, 2020, 2021 and 2022, cash paid by the variable interest entities to our subsidiaries for the settlement of technical support fees and software transactions were US$423.6 million, US$114.6 million and US$109.7 million, respectively. For the years ended December 31, 2020, 2021 and 2022, cash received by the variable interest entities from our subsidiaries were US$25.0 million, US$129.4 million and US$9.7 million, respectively, as the revenues earned from our subsidiaries. In the future, to the extent there is any fee owed to our subsidiaries in mainland China under the contractual arrangements with the variable interest entities, the variable interest entities intend to settle it.

For the years ended December 31, 2020, 2021 and 2022, the variable interest entities’ cash flows for investing activities provided to our subsidiaries were net cash outflows of US$104.1 million, US$35.6 million and US$194.1 million, respectively. For the years ended December 31, 2020, 2021 and 2022, the variable interest entities’ cash flows for financing activities provided by our subsidiaries were net cash inflows of US$25.2 million, US$5.4 million and US$32.8 million, respectively.

For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary within our corporate structure, and no subsidiaries paid dividends or made other distributions to JOYY Inc. For details of the financial position, cash flows and results of operations of the variable interest entities, see “—Financial Information Related to the Variable Interest Entities” and Note 4(a) to our audited consolidated financial statements included elsewhere in this annual report.

Under laws and regulations of mainland China, our subsidiaries and the variable interest entities in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2022, appropriations to statutory reserves amounting to US$32.5 million were made by thirty-two variable interest entities. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the variable interest entities in mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by companies in mainland China to non-mainland-China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the mainland China’s central government and governments of other countries or regions where the non-mainland-China-resident enterprises are incorporated. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Our subsidiaries and the variable interest entities in mainland China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” With the sale of YY Live to Baidu being substantially completed with certain matters, including necessary regulatory approvals from government authorities, remaining to be completed in the future, the majority of our revenue and operating cash are currently generated from subsidiaries outside of mainland China, and our reliance on dividends from subsidiaries in mainland China would be limited.

JOYY Inc. has declared cash dividends from time to time, and plans to continue to pay cash dividends in accordance with its authorized dividend policy. On August 11, 2020, our board of directors approved a quarterly dividend policy for three years commencing in the second quarter of 2020. Under the policy, total cash dividend amount expected to be paid would be approximately US$300 million and quarterly dividends would be set at approximately US$25 million in each fiscal quarter. On November 20, 2020, our board of directors approved an additional quarterly dividend policy for three years, under which the total cash dividend amount expected to be paid would be approximately US$200 million and quarterly dividend would be set at a fixed amount of approximately US$16.67 million in each fiscal quarter. As of the date of this annual report, we have paid dividends in an aggregate amount of US$372.9 million. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, Singapore, mainland China and U.S. federal income tax consequences of an investment in our ADSs or common shares, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial information of JOYY Inc., the variable interest entities, the primary beneficiaries of the variable interest entities, and other equity subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2022
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues (1)	—	20,524	221,628	54,587	(296,739)	—
Third-party revenues	—	1,930,532	2,328	478,656	—	2,411,516
Total revenue	—	1,951,056	223,956	533,243	(296,739)	2,411,516
Total cost and operating expenses	(3,212)	(1,908,859)	(221,141)	(547,931)	302,857	(2,378,286)
Share of income of subsidiaries/VIEs (2)	586,900	62,332	37,360	—	(686,592)	—
Others, net	(12,963)	562,107	22,149	45,801	(15,750)	601,344
Income before income tax	570,725	666,636	62,324	31,113	(696,224)	634,574
Income tax (expense) benefits	—	(27,178)	8	(7,405)	—	(34,575)
Share of (loss) income in equity method investments, net of income taxes	(441,834)	(70,255)	—	13,658	—	(498,431)
Net income from continuing operations	128,891	569,203	62,332	37,366	(696,224)	101,568
Net income (loss) from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	27,329	—	(6)	—	27,323
Net income from continuing operations attributable to controlling interest of JOYY Inc.	128,891	596,532	62,332	37,360	(696,224)	128,891
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	—	—	—	—	—	—
Net income attributable to controlling interest of JOYY Inc.	—	—	—	—	—	128,891

	For the Year Ended December 31, 2021
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues (1)	—	13,995	239,595	109,618	(363,208)	—
Third-party revenues	—	2,170,655	925	447,471	—	2,619,051
Total revenue	—	2,184,650	240,520	557,089	(363,208)	2,619,051
Total cost and operating expenses	—	(2,176,663)	(264,414)	(701,686)	391,694	(2,751,069)
Share of loss of subsidiaries/VIEs (2)	(117,603)	(134,745)	(104,447)	—	356,795	—
Others, net	(6,068)	26,408	18,016	22,680	(6,607)	54,429
Loss before income tax	(123,671)	(100,350)	(110,325)	(121,917)	378,674	(77,589)
Income tax expense	—	(13,222)	(8,289)	(4,234)	—	(25,745)
Share of income (loss) in equity method investments, net of income taxes	7,811	(37,887)	—	3,859	—	(26,217)
Net loss from continuing operations	(115,860)	(151,459)	(118,614)	(122,292)	378,674	(129,551)
Net income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	11,977	—	1,714	—	13,691
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(115,860)	(139,482)	(118,614)	(120,578)	378,674	(115,860)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	—	—	—	—	—	35,567
Net loss attributable to controlling interest of JOYY Inc.	—	—	—	—	—	(80,293)

	For the Year Ended December 31, 2020
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues (1)	—	379,331	189,743	79,609	(648,683)	—
Third-party revenues	—	1,521,123	678	396,343	—	1,918,144
Total revenue	—	1,900,454	190,421	475,952	(648,683)	1,918,144
Total cost and operating expenses	—	(1,795,101)	(118,923)	(1,030,300)	611,305	(2,333,019)
Share of loss of subsidiaries/VIEs (2)	(208,247)	(463,276)	(523,848)	—	1,195,371	—
Others, net	187,044	192,742	(4,825)	55,183	(1,612)	428,532
Income (Loss) before income tax	(21,203)	(165,181)	(457,175)	(499,165)	1,156,381	13,657
Income tax expense	—	(7,332)	(1,491)	(19,002)	—	(27,825)
Share of income (loss) in equity method investments, net of income taxes	2,462	2,841	—	(12,937)	—	(7,634)
Net loss from continuing operations	(18,741)	(169,672)	(458,666)	(531,104)	1,156,381	(21,802)
Net income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	415	—	2,646	—	3,061
Net loss from continuing operations attributable to controlling interest of JOYY Inc.	(18,741)	(169,257)	(458,666)	(528,458)	1,156,381	(18,741)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	—	—	—	—	—	1,391,638
Net income attributable to controlling interest of JOYY Inc.	—	—	—	—	—	1,372,897

Notes:

(1)

Represents the elimination of the intercompany transaction and service charge at the consolidation level. The VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$447.3 million, US$35.9 million and US$55.8 million for the years ended December 31, 2020, 2021 and 2022, respectively, for technical support services.

(2)	Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
			Primary
		Equity	Beneficiaries	VIEs and VIEs’
	The Company	Subsidiaries	of VIEs	subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	40,369	890,731	35,852	247,497	—	1,214,449
Restricted cash	—	297,131	—	6,239	—	303,370
Short-term deposits	50,000	1,933,877	14,358	362,310	—	2,360,545
Restricted short-term deposits	—	47,741	—	—	—	47,741
Short-term investments	86,150	196,675	43,707	36,108	—	362,640
Accounts receivable	—	112,075	22	5,830	—	117,927
Prepayments and other current assets	15,663	136,122	6,560	77,838	—	236,183
Amounts due from Group companies(1)	1,051,001	2,882	363,235	476,689	(1,893,807)	—
Investments in subsidiaries/VIEs(2)	4,631,368	2,302,101	1,916,108	—	(8,849,577)	—
Long-term investments	168,230	136,913	—	355,261	—	660,404
Property, plant and equipment, net	—	40,258	81,362	221,614	(33)	343,201
Land use rights, net	—	—	—	330,005	—	330,005
Intangible assets, net	—	375,249	5,861	49,016	(31,826)	398,300
Goodwill	—	2,649,307	—	—	—	2,649,307
Other assets	—	28,948	6,255	12,378	—	47,581
Total assets						9,071,653
Liabilities and shareholders’ equity Liabilities
Convertible bonds	836,260	—	—	—	—	836,260
Deferred tax liabilities	—	52,009	—	12,253	—	64,262
Accounts payable	—	26,333	81	29,586	—	56,000
Deferred revenue	—	75,364	335	20,080	—	95,779
Income taxes payable	12,986	29,387	10,376	25,354	—	78,103
Accrued liabilities and other current liabilities	15,308	2,217,220	42,172	85,302	—	2,360,002
Amounts due to Group companies(1)	—	1,736,600	89,509	67,698	(1,893,807)	—
Other liabilities	10	29,996	28,746	19,763	—	78,515
Total liabilities						3,568,921

Mezzanine equity	—	91,366	—	—	—	91,366

Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	5,178,217	4,663,227	2,302,101	1,916,108	(8,881,436)	5,178,217
Non-controlling interests	—	228,508	—	4,641	—	233,149
Total shareholders’ equity	5,178,217	4,891,735	2,302,101	1,920,749	(8,881,436)	5,411,366
Total liabilities, mezzanine equity and shareholders’ equity						9,071,653

	As of December 31, 2021
			Primary	VIEs and
		Equity	Beneficiaries of	VIEs’
	The Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	615	1,287,290	115,875	433,405	—	1,837,185
Restricted cash	—	289,658	—	7,364	—	297,022
Short-term deposits	—	1,263,843	31,369	308,986	—	1,604,198
Restricted short-term deposits	—	285	—	—	—	285
Short-term investments	193,925	400,744	62,930	288,944	—	946,543
Accounts receivable	—	108,469	23	5,880	—	114,372
Prepayments and other current assets	—	106,748	5,812	101,173	—	213,733
Amounts due from Group companies(1)	1,416,481	69,112	242,517	263,373	(1,991,483)	—
Investments in subsidiaries/VIEs(2)	4,211,891	2,444,874	1,982,371	—	(8,639,136)	—
Long-term investments	648,153	104,655	34,370	235,277	—	1,022,455
Property, plant and equipment, net	—	117,037	76,524	171,831	—	365,392
Land use rights, net	—	—	—	370,052	—	370,052
Intangible assets, net	—	266,375	10,261	58,893	(23,447)	312,082
Goodwill	—	1,958,263	—	—	—	1,958,263
Other assets	—	14,296	48,484	15,650	—	78,430
Total assets						9,120,012
Liabilities and shareholders’ equity Liabilities
Convertible bonds	924,077	—	—	—	—	924,077
Deferred tax liabilities	—	27,109	—	9,105	—	36,214
Accounts payable	—	3,454	357	14,200	—	18,011
Deferred revenue	—	49,119	491	17,722	—	67,332
Income taxes payable	13,573	26,322	237	25,606	—	65,738
Accrued liabilities and other current liabilities	5,087	2,160,029	66,397	114,325	—	2,345,838
Amounts due to Group companies(1)	—	1,822,123	37,475	131,887	(1,991,485)	—
Other liabilities	—	12,345	7,348	14,811	—	34,504
Total liabilities						3,491,714

Mezzanine equity	—	65,833	—	—	—	65,833

Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	5,528,328	4,235,336	2,498,231	1,929,014	(8,662,581)	5,528,328
Non-controlling interests	—	29,979	—	4,158	—	34,137
Total shareholders’ equity	5,528,328	4,265,315	2,498,231	1,933,172	(8,662,581)	5,562,465
Total liabilities, mezzanine equity and shareholders’ equity						9,120,012

Notes:

(1) Represents the elimination of intercompany balances among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate. Unsettled balance related to technology service fees payable by VIEs to our subsidiaries amounted to US$66.8 million and US$325.4 million as of December 31, 2021 and 2022, respectively.

(2) Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2022
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash (used in) provided by transactions with external parties	(3,949)	456,134	(230,750)	95,059	—	316,494
Net cash (used in) provided by transactions with intra-Group entities	—	(12,588)	59,743	(47,155)	—	—
Net cash (used in) provided by continuing operating activities(1)	(3,949)	443,546	(171,007)	47,904	—	316,494
Net cash provided by (used in) transactions with external parties	49,963	(521,706)	3,858	(42,399)	—	(510,284)
Net cash used in transactions with intra-Group entities	—	(372,005)	(44,222)	(194,107)	610,334	—
Net cash provided by (used in) continuing investing activities (1)	49,963	(893,711)	(40,364)	(236,506)	610,334	(510,284)
Net cash (used in) provided by transactions with external parties	(371,740)	17,045	32,032	754	—	(321,909)
Net cash provided by transactions with intra-Group entities	365,480	106,413	105,688	32,753	(610,334)	—
Net cash (used in) provided by continuing financing activities (1)	(6,260)	123,458	137,720	33,507	(610,334)	(321,909)

	For the Year Ended December 31, 2021
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash provided by (used in) transactions with external parties	—	393,061	(400,649)	153,715	—	146,127
Net cash (used in) provided by transactions with intra-Group entities	—	(302,728)	225,409	77,319	—	—
Net cash provided by (used in) continuing operating activities (1)	—	90,333	(175,240)	231,034	—	146,127
Net cash (used in) provided by discontinued operating activities	—	(1,404)	37,207	28,486	—	64,289
Net cash provided by (used in) operating activities	—	88,929	(138,033)	259,520	—	210,416
Net cash (used in) provided by transactions with external parties	(104,264)	(978,039)	65,334	170,112	—	(846,857)
Net cash (used in) provided by transactions with intra-Group entities	—	(758,196)	47,051	(35,559)	746,704	—
Net cash (used in) provided by continuing investing activities (1)	(104,264)	(1,736,235)	112,385	134,553	746,704	(846,857)
Net cash provided by (used in) discontinued investing activities	—	1,831,847	(11,403)	(183,994)	—	1,636,450
Net cash (used in) provided by investing activities	(104,264)	95,612	100,982	(49,441)	746,704	789,593
Net cash (used in) provided by transactions with external parties	(620,839)	5,508	(11,007)	(97,198)	—	(723,536)
Net cash provided by (used in) transactions with intra-Group entities	723,302	60,137	(42,113)	5,378	(746,704)	—
Net cash provided by (used in) continuing financing activities (1)	102,463	65,645	(53,120)	(91,820)	(746,704)	(723,536)
Net cash used in discontinued financing activities	—	—	—	—	—	—
Net cash provided by (used in) financing activities	102,463	65,645	(53,120)	(91,820)	(746,704)	(723,536)

	For the Year Ended December 31, 2020
			Primary
	The	Equity	Beneficiaries of	VIEs and VIEs’
	Company	Subsidiaries	VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash (used in) provided by transactions with external parties	—	(32,982)	104,095	(73,830)	—	(2,717)
Net cash provided by (used in) transactions with intra-Group entities	—	314,557	30,301	(344,858)	—	—
Net cash provided by (used in) continuing operating activities (1)	—	281,575	134,396	(418,688)	—	(2,717)
Net cash provided by discontinued operating activities	—	89,804	—	408,059	—	497,863
Net cash provided by (used in) operating activities	—	371,379	134,396	(10,629)	—	495,146
Net cash provided by (used in) transactions with external parties	760,322	(16,184)	(6,181)	(47,787)	—	690,170
Net cash (used in) provided by transactions with intra-Group entities	(954,102)	16,776	(49,718)	(104,111)	1,091,155	—
Net cash (used in) provided by continuing investing activities (1)	(193,780)	592	(55,899)	(151,898)	1,091,155	690,170
Net cash provided by (used in) discontinued investing activities	262,681	(177,572)	—	7,262	—	92,371
Net cash provided by (used in) investing activities	68,901	(176,980)	(55,899)	(144,636)	1,091,155	782,541
Net cash (used in) provided by transactions with external parties	(66,743)	(130,275)	38,594	21,690	—	(136,734)
Net cash provided by transactions with intra-Group entities	—	1,019,855	46,081	25,219	(1,091,155)	—
Net cash (used in) provided by continuing financing activities (1)	(66,743)	889,580	84,675	46,909	(1,091,155)	(136,734)
Net cash provided by discontinued financing activities	—	1,232	—	—	—	1,232
Net cash (used in) provided by financing activities	(66,743)	890,812	84,675	46,909	(1,091,155)	(135,502)

Note:

(1)

Represents the elimination of the net cash provided by (used in) operating activities, investing activities and financing activities of JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate. For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to our subsidiaries for the settlement of technical support fees in operating activities were US$369.9 million, US$52.1 million and US$56.8 million, respectively.

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

Risks Related to Our Business and Industry

●	We are subject to risks associated with operating in a rapidly developing industry and an evolving market.
●	If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.
●	We face risks associated with the sale of YY Live to Baidu.
●	We have a limited operating history for some of our businesses, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.
●	We generate a substantial majority of our revenue from live streaming services. If our live streaming revenue declines in the future, our results of operations may be materially and adversely affected.
●	We may face significant risks related to the content, information, communications and other activities on our platforms.
●	The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.
●	We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platforms or if advertisers are less willing to advertise with us, our revenues may be adversely affected.
●	Our business is subject to complex and evolving laws and regulations across the globe regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, advertisers and merchants which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Jurisdictions We Operate

●	We are subject to the risks of doing business globally.
●	We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.
●	We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in multiple jurisdictions across the globe. Failure to comply with such applicable laws, regulations and rules may subject our global operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.

●	Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.
●	Rising international political tension may adversely impact our business and operating results.
●	The approval of and the filing with the CSRC or other government authorities of mainland China may be required in connection with our offerings and financing activities outside mainland China in the future under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing

Risks Related to Our Corporate Structure

●	If the mainland China’s government finds that the structure we have adopted for our business operations in mainland China does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations currently operated in mainland China.
●	We rely on contractual arrangements with the variable interest entities and their shareholders for some of our operation in mainland China, which may not be as effective as direct ownership. If the variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or other legal proceedings to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.
●	The shareholders of the variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Our ADSs

●	The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
●	We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
●	We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.
●	Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

We are subject to risks associated with operating in a rapidly developing industry and an evolving market.

Many of the elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on continuing development of the online social entertainment and smart commerce solution industries of the world. The market for our services is rapidly developing and evolving, also subject to significant challenges. The success of our business heavily relies on the size and engagement level of our user base, and our ability to successfully monetize our user base and products and services. Developing and integrating new content and services could be expensive and time-consuming, and our efforts in those aspects may not yield the benefits we expect to achieve in a timely manner, or at all. We cannot assure you that we will continue to succeed in the industry or such industry will continue to grow as rapidly as it did in the past.

As users are facing a growing number of entertainment or smart commerce solution options that directly or indirectly compete with online social entertainment and smart commerce solution services that we offer, these services may not maintain or increase their current popularity. Growth of the online social entertainment and smart commerce solution industries is affected by numerous factors, such as quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment, and macroeconomic environment. If the services that we offer lose their popularity due to changing social trends and consumer preferences, or if the global online social entertainment or smart commerce solution market does not grow as quickly as expected, our results of operation and financial condition may be materially and adversely affected.

If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.

We have experienced a period of significant rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to develop new sources of revenue, increase monetization, attract new users, retain and expand paying users, encourage additional purchases by our paying users, continue developing innovative products, services and technologies in response to user demand, increase brand awareness through marketing and promotional activities, react to changes in user access to and use of the internet, expand into new market segments, integrate new devices, platforms and operating systems, develop new advertising and promotion methods, attract new advertisers and retain existing advertisers, attract new merchants, retain and increase revenues from existing merchants, and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above or achieve any of the above in a cost-effective manner.

To manage our growth and maintain profitability, we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and financial systems, procedures and controls on an as-needed basis. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, performers, third-party game developers, advertisers, media platforms, merchants, app developers, payment processors, shipping companies and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our future business strategies, and failure to do so may materially and adversely affect our business and results of operations.

We face risks associated with the sale of YY Live to Baidu.

On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our video-based entertainment live streaming business in mainland China, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In April 2022, we and Baidu have agreed to extend the long stop date, which is the closing deadline of the proposed acquisition, indefinitely until the extension is terminated by either party. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us in our designated escrow account, and deposited an aggregate of US$1.6 billion into Baidu’s escrow accounts, in accordance with the terms and schedule set forth in the share purchase agreement. The necessary regulatory approval with respect to the proposed acquisitions has not been obtained yet. Together with this transaction, we entered into a non-compete undertaking with Baidu and its affiliates, which poses restrictions to our video-based entertainment livestreaming business in mainland China and may adversely affect our relationship with existing partners and may have an adverse effect on our future growth prospects in the mainland China market. As we have a globalization strategy and we currently operate in a number of markets across the globe, we believe the sale of YY Live would not affect our long-term growth prospects.

On November 18, 2020, Muddy Waters Capital LLC, an entity unrelated to us, issued the Muddy Water short seller report, or the Short Report, containing certain allegations against us, including YY Live business. Our audit committee has conducted an independent review of the allegations raised in the Short Report related to the YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts. Our announcement dated February 8, 2021 disclosed the conclusion of the independent review, which concluded that the allegations raised and conclusions reached in the Short Report about the YY Live business were not substantiated. But even if the allegations against us may ultimately be proven to be groundless, we have incurred and may continue to incur resources to address fallout from the Short Report. On November 20, 2020, we and certain of our directors and officers were named in a federal putative securities class action alleging that we have made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Short Report. On March 9, 2022, the court granted the defendants’ motion to dismiss and dismissed the operative complaint in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. The court heard oral arguments on April 21, 2023 and took the case under submission. We are not able to predict the final outcome of such class action and there might be other class actions or regulatory enforcement actions in connection with such allegations. We are not able to predict the possible consequence that may arise from or relate in any way to the allegations contained in the Short Report. Any adverse outcome as a result of the Short Report, or any class action or regulatory enforcement action in connection thereof, could have a material adverse effect on our and YY Live’s business, financial condition, results of operation, cash flows, and reputation.

We have a limited operating history for some of our businesses, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses. Our historical results may not be indicative of our future performance. Many of our global social entertainment platforms (such as Bigo Live, Likee and Hago) were launched after 2016. In 2019, we acquired BIGO, which is now our core business segment, and has been evolving constantly to further expand our global business. Also, Shopline was established in 2013 and started to be consolidated by us from September 2022. As a result of our relatively short history and introduction of new businesses, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods as we had witnessed historically. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses and experience adverse impact on our results of operations brought on by our new businesses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally with limited operating history may be exposed to or encounter, including risks associated with being a public company with global business operations. See “—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

As we have discontinued Huya and YY Live from our results of operations in April 2020 and February 2021, respectively, our results of operations have been and may continue to be adversely affected by such dispositions. As a result of the discontinuation of Huya and YY Live, we recorded net losses of US$125.1 million from continuing operations attributable to common shareholders of JOYY in 2021. Therefore, we were not profitable on a continuing operation basis in 2021. Although our core business segment BIGO has started to generate profit and achieved net income of US$103.8 million in 2021 and US$225.9 million in 2022, the recent consolidation of Shopline’s financial results starting from September 6, 2022 adversely affected our financial results in 2022 as Shopline has been incurring net losses and may continue to have similar impact on our results of operations in the future. We may incur significant costs and expenses in many aspects of our business, such as sales and marketing expenses to acquire users and raise our brand awareness, as well as research and development costs to update existing services and launch new services and rising bandwidth costs to support our social entertainment and smart commerce solution functions, grow our user base and generally expand our business operations.

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

We generate a substantial majority of our revenues from live streaming services. If our live streaming revenues decline in the future, our results of operations may be materially and adversely affected.

Historically, a substantial majority of our revenues are from live streaming services, membership subscription fees and advertisement. For the year ended December 31, 2022, revenues from live streaming constituted 92.3% of our total net revenues. We expect that the majority of our revenues will continue to be contributed from live streaming services in the near future. Any decline in live streaming revenues may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

We may face significant risks related to the content, information, communications and other activities on our platforms.

Our live streaming, short-form video and video communication platforms enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. However, because a majority of the communications on our platforms are conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before it is posted. Even though we have implemented content monitoring system, there can be no assurance that it will be effective at all times in preventing misconduct by our platform users. For a description of how content can be accessed on or through our platforms, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Item 4. Information on the Company—B. Business Overview—Technology,” “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” and “—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement, misappropriation or other claims or allegations in multiple jurisdictions, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. Even though we detect spam accounts through which illegal or inappropriate content is streamed or posted and illegal or fraudulent activities are conducted on a timely basis, there is no guarantee that such incidents would not occur. Media reports and internet forums have covered some of these incidents, which have in some cases generated negative publicity about our platforms and brand. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platforms, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. If we fail to timely and effectively manage and discipline such misconduct or misuse, it may materially and adversely impact our brand image, business, financial condition and results of operations. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platforms. In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platforms or after watching unsettling or inappropriate content that our content monitoring system fails to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platforms or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with relevant laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide internet content service. We endeavor to ensure all users are in compliance with relevant regulations, but we cannot guarantee that all users will comply with all the relevant laws and regulations. Therefore, we may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under relevant laws and regulations. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

In addition, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate, infringing or illegal content on our platforms that may be deemed unlawful. If any content on our platforms is considered or deemed illegal, obscene, infringing or incendiary, or if appropriate licenses and third-party consents have not been obtained, allegations or claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or based on other theories. For example, we have occasionally received fines for certain inappropriate materials placed by third parties on our platforms, and may be subject to similar fines and penalties in the future. In September 2021, Hello, our real-time voice interactive platform operated in mainland China was temporarily removed from the app store at the request of the Office of the Central Cyberspace Affairs Commission and was re-launched in June 2022 after rectification. After comprehensive evaluation of all relevant factors, in April 2023, we voluntarily ceased operations of certain real-time voice interactive platforms operated in mainland China. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. If they find that we have not adequately managed the content on our platforms, or if any of our platforms fails to comply with any of such provisions, jurisdictional authorities in various regions may impose legal sanctions on us, including, interviews held by relevant cyberspace authorities, warnings, information update suspension, and in serious cases, suspending or revoking the licenses necessary to operate our platforms, restriction from engaging in internet information services, online behavior restrictions or industry bans.

As our international operations continue to expand, we face significant challenges to ensure the content and communications on our platform are in compliance with local jurisdiction’s regulatory framework and social environment, many of which could be substantially different from each other due to the differences in, among others, the legal system, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions to the content we presented. In addition, the regulatory framework for live streaming, short-form video or video communication and smart commerce solution business is still developing and remains uncertain in several countries where we have operations, including, but not limited to, countries such as Saudi Arabia, Indonesia, India and mainland China. New laws and regulations may also be adopted from time to time to address new issues that come to the government authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regime, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties, including fines, discontinuation restriction of our operations as well as reputation damage. Cultural differences may also impose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in multiple jurisdictions across the globe. We have experienced incidents in the past where our application was temporarily suspended in certain markets due to inappropriate content being displayed on our platform. We have also received claims in connection with intellectual property infringement and entered into settlement or license agreements with third parties or are in the process of negotiating such agreements with third parties to resolve such claims. Such incidents or similar incidents related to our failure to comply with laws, regulations and rules in multiple jurisdictions across the globe could materially and adversely affect our business, results of operations, global reputation and global growth efforts. Requirements of entering into license or settlement agreements may also significantly increase our costs of operations and adversely affect our business results. In addition, each jurisdiction may have a different regulatory framework, implementation and enforcement for live streaming or short-form video or video communication business or smart commerce solution business, which may substantially increase our compliance costs to obtain, maintain or renew requisite licenses and permits or fulfill any required administrative procedures.

The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We offer live streaming services to our users through multiple platforms using a virtual items-based revenue model whereby users can make real-time broadcast to share life moments, show their talents, interact and send virtual gifts, and enjoy fun live sessions with people worldwide. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2022, revenues from live streaming contributed 92.3% of our total net revenues. Our live streaming business has experienced significant growth in recent years, but we cannot assure you that we will continue to achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

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

Our business is subject to complex and evolving laws and regulations across the globe  regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We operate in several key markets across the globe. Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

Additionally, California enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which came into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Under Personal Data Protection Act 2012 of Singapore, as amended from time to time, or the Singapore PDPA, when an organization collects personal data, it must procure the individual’s consent to the collection, use and disclosure of his/her personal data. Individuals have clearly defined rights, such as the right to access their personal data, request information on how their personal data has been used, and correct any inaccuracies in the personal data held by the organization. The organization should designate a Data Protection Officer for this purpose. Indonesia, Vietnam and Malaysia also enacted legislation providing protection on personal data, the general principles of which are substantially similar. For details, see “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Regulations on Data Privacy and Protection.” Furthermore, we may also be subject to the Information Technology Act 2000 of India, which primarily provides for (i) civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software, and (ii) criminal punishment if, in the course of performing a contract, a service provider discloses personal information without the consent of the person concerned or is in breach of a lawful contract and does so with the intention to cause, or knowing it is likely to cause, wrongful loss or wrongful gain. As our global expansion evolves, we may incur additional costs for the compliance with these legislations and be exposed to additional risks and challenges in our ordinary course of business. Also, we may, from time to time, be subject to data protection regulations from additional jurisdictions, which may impose additional and more stringent requirements.

For our operations in mainland China, the regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different mainland China’s regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Information Security and Censorship,” “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Privacy Protection,” and “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Regulations on Overseas Listing by Domestic Companies.” The following are examples of certain recent mainland China’s regulatory activities in this area:

Data Security

•

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law provides that network operators must take technical and other necessary measures as required by laws, regulations, and mandatory requirements to safeguard the operation of networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality, and usability of network data. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cyber Security Law, which imposes more stringent legal liabilities for certain violations. Such draft amendments were released for soliciting public comments and its final form, interpretation and implementation remain substantially uncertain. In June 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, the damage, malfunction or data leakage of which may seriously endanger national security, people’s livelihood and public interests. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Office of Cybersecurity Review of the CAC for a cybersecurity review when listing their securities “in a foreign country.” In addition, relevant mainland China’s regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement.

•

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

•

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority if it involves cross-border data transfer under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. In addition, the CAC published the Guidelines for the Security Assessment Application for Cross-Border Data Transfer on August 31, 2022, which further specifies the procedures and documents for security assessment application under the Measures for Security Assessment of Cross-Border Data Transfer.

•

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Industry and Information Technology Field (Trial), which came into effect on January 1, 2023. According to these measures, data in the field of industry and information technology include industrial data, telecommunications data, and radio data. The MIIT shall organize the draft of standards and specifications for data classification and grading, identification and determination of important data and core data, and graded data protection in the field of industry and information technology, guide the management of data classification and grading, and formulate specific catalogues of important data and core data of the industry and conduct dynamic management. A data processor in the field of industry and information technology shall file its catalogue of important data and core data to the local industrial regulatory department for recordation. Where there is any material change of the filing, the data processor in the field of industry and information technology shall undergo the change filing procedures within three months of such change. Material changes means changes in the scale (such as the number of data items or total amount of storage) of a certain type of important data or core data by more than 30%, or other changes of the filing. Important data and core data collected and produced by a data processor in the field of industry and information technology within mainland China shall be stored within mainland China, and shall conduct the security assessment if the cross-border transfer of data is necessary.

Personal Information and Privacy

•

The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of unnecessary user information through coercive means by online platforms operators.

•

In August 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of mainland China’s government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of mainland China. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures, the enacted version of the Draft Data Security Regulations and the Measures for Security Assessment of Cross-border Data Transfer mandate clearance of cybersecurity review, data security assessment and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that mainland China’s regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

We face competition in several major aspects of our business in each market where we operate, particularly from companies that provide social media and smart commerce solution services. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand recognition, and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users, merchants and advertisers. In addition, competitors in some areas of our business may be able to develop products and services better received by users or merchants, or maybe able to respond more quickly and effectively than we can to new or evolving opportunities, technologies, regulations or user trends. Some competitors may be able to leverage a stronger financial position to adopt more aggressive pricing policies and offer more attractive terms to our users, merchants or business partners.

In relation to our global business, our competitors primarily include global short-form video platforms such as TikTok, and livestreaming platforms such as Twitch in certain regions. We also compete for online advertising revenues with other internet companies that sell online advertising services globally. In the meanwhile, we face competition from companies that provide smart commerce solutions for merchants, such as Shopify.

If we are not able to effectively compete in any of our lines of business, our overall user base and level of user engagement may decrease, which could reduce our paying users or make us less attractive to advertisers or merchants. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

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

We have adopted several share incentive plans and granted share-based compensation awards pursuant to which, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As of March 31, 2023, options to purchase 9,414,400 Class A common shares, 11,179,892 restricted shares and 43,943,732 restricted share units were outstanding under our share incentive plans. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of mobile active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The number of our mobile monthly active users across various platforms of ours may fluctuate significantly from time to time. The number of our mobile monthly active users may vary significantly from quarter to quarter due to a variety of factors, including, but not limited to, (i) overall consumer demand for online entertainment services such as livestreaming; (ii) our ability to attract and attain users; (iii) seasonality in activity level of our users; (iv) increases in sales and marketing expenses and other operating expenses that we may incur to grow and expand our operations; (v) timing of promotional and marketing activities; and (vi) government regulations of the markets that we currently operate in.

For instance, in late June 2020, the Indian government took extensive measures to block certain apps in its local market and defend other geopolitical risks. Our platforms, including Bigo Live, Likee and Hago were subsequently blocked as a result, which has negatively affected the scale of our user base and resulted a short-term impact on our operations. In addition, we voluntarily reduced the sales and marketing expenditures for Likee and Hago in 2021, which has negatively affected our user acquisition and in turn led to a decrease in their user base. If we are unable to attract new users and retain them as active users and convert non-paying active users into paying users, the numbers of our active users and paying users may further fluctuate and our growth prospects, results of operations and financial condition may be materially and adversely affected.

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

Our business depends upon services provided by, and relationships with, third parties. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download and access our applications and games. If our third-party distribution channels voluntarily or involuntarily suspend their services to us, including taking down or removing our applications in response to government actions or other legal actions or pursuant to their own policies, and we are unable to arrange for alternative measures in a timely manner or at all, our users will have difficulties accessing our applications or making payments for our products and services. Consequently, we may lose users temporarily or permanently, and our business and results of operations could be materially and adversely affected. Additionally, if we are unable to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for our live streaming platform or if these talents cannot draw fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels on our live streaming platform, we may lose popular performers and our business and operations may be adversely affected. Furthermore, if we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third-party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. In addition, some third-party software we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop alternative software. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

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

Although we seek to reduce the possibility of disruptions or other outages, our services may be disrupted by problems with our own technology and system, such as malfunctions in our software or other facilities and network overload. Our systems may be vulnerable to damage or interruption from telecommunication failures, power loss, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks, geopolitical events, and similar events. We have experienced system failures for some operations. Those responsible were subsequently found guilty and penalized by the courts and we have subsequently updated our system to make it more difficult for similar attacks to succeed in the future, but we cannot assure you that there will be no similar technical failures in other jurisdictions in the future. Parts of our system are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Despite any precaution we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products and services. Any interruption in the ability of our users to use our products and services could reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative forms of online social interactions.

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

The respective number of our registered user accounts, active users and paying users may overstate the number of unique individuals who register to use our products and services, log on to our platforms, purchase virtual items or other products and services on our platforms, respectively, and may therefore lead to an inaccurate interpretation of our average revenue per paying user metric and of our business operations by our management and by investors, and may affect advertisers’ decisions on the amount spent on advertising with us.

Users of BIGO who raised withdrawal transactions are required to provide full name, date of birth and identity information, otherwise users are not required or obligated to undergo real-name verification under the current valid regulation. Therefore we cannot and do not track all the number of unique paying users. Instead, we track the number of registered user accounts, active users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered user accounts is the cumulative number of user accounts at the end of the relevant period that have logged onto our platforms at least once after registration, (b) the number of active users is the cumulative number of user accounts at the end of the relevant period that have signed onto our platforms at least once during the relevant period, and (c) the number of paying users is the cumulative number of registered user accounts that have purchased virtual items or other products and services on our platforms at least once during the relevant period. The actual number of unique individual users, however, is likely to be lower than that of registered user accounts, active users and paying users, potentially significantly, for three primary reasons. First, each individual user may register more than once and therefore have more than one account, and sign onto each of these accounts during a given period. For example, a user may (a) create separate accounts for community and personal use and log onto each account at different times for different activities or (b) if he or she lost his or her original username or password, he or she can simply register again and create an additional account. Second, we experience irregular registration activities such as the creation of a significant number of improper user accounts by a limited number of individuals, which may be in violation of our policies, including for the purpose of clogging our network or posting spam to our channels. We believe that some of these accounts may also be created for specific purposes such as to increase the number of votes for certain performers in various contests, but the number of registered user accounts, paying users and active users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Thus, the respective number of our registered user accounts, active users and paying users may overstate the number of unique individuals who register on our platforms, sign onto our platforms, purchase virtual items or other products and services on our platforms, respectively which may lead to an inaccurate interpretation of our average revenue per paying user metric.

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

Our business may continue to be affected by the COVID-19 pandemic.

Beginning in 2020, outbreaks of COVID-19 resulted in authorities implementing numerous preventative measures to contain or mitigate the outbreak of the virus, such as travel bans and restrictions, limitations on business activities, quarantines, and shelter-in-place orders. These measures have caused business slowdowns or shutdowns in affected areas, both regionally and worldwide, which have significantly impacted our business and results of operations, especially the willingness of some of our users to purchase virtual items or other products or services on our platform. The pandemic also adversely affected the activity level of certain users and broadcasters on some of our social entertainment platforms in certain regions, particularly those who are interested in, or rely on, offline activities and offline venues.

On the other hand, lockdown and social distancing measures implemented to control the spread of COVID-19 have led to the increase in demand for premium online entertainment content and authentic social engagement. As a result, we experienced an increase in user traffic on our live streaming and short-form video platforms and time spent by our users on our platforms during the lockdown period, which partially led to the rapid growth of our global business. However, there can be no assurance that such momentum will sustain in the future.

With the lockdown and social distancing measures being largely relaxed or lifted in many areas of the world in late 2021 and 2022, we have observed some moderation in online activities and fluctuations in user engagement in our businesses. Relaxation of pandemic-related restrictions may decrease the willingness of users to remain at home, and instead make travelling and other offline activities more attractive, which may adversely affect the usage of our platforms by our users and their spending habit. The overall situation of COVID-19 has been significantly improved and normalized in 2023. However, substantial uncertainties remain as to the future impact of the virus. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Macroeconomic environment, both regionally and worldwide, may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. Our users will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in the current and future years.

Our strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations. There can be no assurance that the anticipated benefits of our strategic alliances, investments or acquisitions could be realized.

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

In addition, if appropriate opportunities arise, we may acquire and/or invest in additional assets, products, technologies or businesses that are complementary to our existing business. Past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The integration of previously independent businesses is a complex, costly and time-consuming process, and may result in material unanticipated problems, expenses, liabilities, competitive responses, and diversion of management’s attention.

Also, there can be no assurance that we can achieve the intended objectives or anticipated benefits by such strategic investments or acquisitions. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, exposure to potential unknown liabilities of the acquired business and decrease in our gross and net margins as a result of the consolidation of the financial results of the acquired business. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of our strategic investments. Our failure to meet the challenges involved in realizing the anticipated benefits of the strategic investments could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations.

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

From time to time, third parties have misappropriated our data through scraping our platforms, robots or other means and aggregated this data on their platforms with data from other companies. In addition, historically “copycat” platforms or client applications had misappropriated data on our platforms, implanted Trojan viruses in user PCs or mobiles to steal user data from YY Client (our discontinued business in mainland China) or other mobile applications and attempted to imitate our brand or the functionality of our platforms. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such misappropriation in a timely manner and, even if we could, technological and legal measures may be insufficient to stop all such misappropriation. In those cases, our available remedies may not be adequate to protect us against such misappropriation. Regardless of whether we can successfully enforce our rights against these third parties, any measures that we may take could require significant financial or other resources from us. Those third parties may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

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

It is often difficult to obtain, maintain and enforce intellectual property rights in certain developing countries such as China and other jurisdictions, as compared with the United States. Patents, trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Moreover, no assurance can be given that confidential agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform capabilities. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in mainland China or other jurisdictions. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our platforms are or become available. For example, as we have expanded our business in multiple regions across the globe, we may be unable to register and obtain exclusive rights to use our trademarks in certain jurisdictions. As we expand our international activities, our exposure to unauthorized copying and use of our platforms will likely increase.

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

Generally, registered patents are subject to finite terms in various jurisdictions, which may vary from jurisdictions to jurisdictions as to the specific time period, term extension and other regulatory maintenance requirements. For example, in the United States and Singapore, once a patent is granted, it will be protected for twenty years from the date of application filing. The same twenty-year period also applies to patents for invention in Vietnam and invention patents in Thailand, while the valid period for patents for utility in Vietnam and design patents in Thailand is ten years. In mainland China, the valid period of utility model patent right and design patent right is ten years and fifteen years, respectively, according to the 2020 Patent Law that became effective on June 1, 2021, and is not extendable. Currently, we have patent applications pending in multiple regions across the globe, but we cannot assure you that we will be granted patents pursuant to our pending applications or will be granted patents based on patent applications we may file in other jurisdictions. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and patents issued in other regions and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation and subject to patent infringement lawsuits if we expand our operations into such jurisdictions. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, some of our executive officers and key employees hold the equity interests in the variable interest entities in mainland China. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the variable interest entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC counsel, Fangda Partners, certain provisions under the non-compete agreement may not be deemed valid or enforceable under laws of mainland China. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in mainland China, where these executive officers reside, in light of uncertainties with mainland China’s legal system. See “—Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”

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

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, online user numbers tend to be lower during the holidays and celebrations in different cultures (including, but not limited to, Chinese New Year, Independence Day, Ramadan etc.), which negatively affects our cash flow for those periods. We may also experience a slight decrease of active users during Christmas and ending with the New Year’s Day. Historically, excluding the impact of COVID-19, our revenues from advertising have followed the same general seasonal trend throughout the year with the first quarter of the year being the weakest quarter and the fourth quarter being the strongest. Furthermore, the number of paying users of our video content platform correlates with the marketing campaigns and promotional activities we conduct from time to time. Additionally, a portion of our e-commerce revenues correlate with the GMV that merchants facilitate through our smart commerce solution platform. Our merchants typically tend to process more GMV during the fourth quarter due to holiday season. Therefore, our financial results may reflect seasonal effects owing to the factors mentioned above.

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

The success of our business ultimately depends on consumer and business spending. Also, many of the merchants that use our smart commerce solution platform are small and medium-sized businesses, and usually in the entrepreneurial stage of their development, who are more sensitive to macroeconomic environment. As a result, our revenue is exposed to general economic and various other conditions that affect consumer confidence, discretionary income or changes in spending habits of individuals and businesses. As a result, our revenue and net income could be impacted to a significant extent by economic and various other conditions in respective regions where we operate, as well as economic conditions specific to the applicable industry. The regional and global economy, markets and levels of consumer and business spending are influenced by many factors beyond our control, including perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates etc.

COVID-19 had a severe and negative impact on the global economy over the past three years. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. Uncertainty about global economic conditions poses a risk as consumers and businesses may postpone spending in response to credit constraint, rising unemployment rate, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of the world’s leading economies. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. For example, the war in Ukraine and the imposition of broad economic sanction on Russia could raise energy prices and disrupt global markets. These worldwide and regional economic and various other conditions could have a material adverse effect on demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer and business spending behavior. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in global markets which we may operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

We face risks associated with our long-term and short-term investments.

We currently invest a portion of our capital in long-term and short-term investments. Our long-term investments mainly consisted of investment in equity method investees, equity investments with readily determinable fair values and equity investments without readily determinable fair values, and our short-term investments mainly consisted of financial products issued by commercial banks with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and any failure to realize the benefits we expected from these investments may materially and adversely affect our business and financial results. We may also suffer losses from these long-term and short-term investments, which could adversely affect our results of operations and financial condition. Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed as the receiver of Silicon Valley Bank. Although we have not held funds of meaningful amount at Silicon Valley Bank, we have funds at other banks in the United States and several other countries. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash or cash equivalents and/or short-term investments is held in such banks and financial institutions, our ability to access our existing cash and cash equivalents and/or short-term investments may be impacted, which could have a material adverse effect on our business and financial condition.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2022. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Insurance products available in some emerging markets in which we operate currently are not as extensive as those offered in more developed economies. We may not have sufficient insurance coverage for business liabilities or disruptions. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Doing Business in Jurisdictions We Operate

We are subject to the risks of doing business globally.

We maintain our operations in multiple jurisdictions across the globe, and may in the future continue expanding, or seek to expand, our operations to additional jurisdictions. The global operation and expansion plan exposes us to international political, legal and economic risks, which are fluid and unpredictable. Our ability to maintain good operation in multiple countries and regions may be adversely affected by changes in international and local laws, regulations and government policies such as those related to investment, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security and other matters. Many, if not all of the above-mentioned risks also apply to our operations in multiple jurisdictions across the globe where we operate or seek to operate. If any of these risks were to occur, our business, financial condition and results of operations could be materially and adversely affected by any of the risks above.

We cannot guarantee that we will be able to successfully carry out our global expansion strategy. We will face certain risks inherent in doing business globally, including, but not limited to, difficulties in developing, staffing and simultaneously managing global operations as a result of distance, language and cultural differences; challenges in formulating effective local sales and marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands; challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them; challenges in recruiting and retaining talented and capable management and employees in various markets; challenges in obtaining and maintaining sufficient intellectual property protection and rights in various jurisdictions; dependence on local platforms in marketing our international products and services in multiple regions across the globe; challenges in selecting suitable geographical regions for international business; political or social unrest or economic instability; compliance with applicable laws and regulations in multiple regions across the globe and unexpected changes in laws or regulations, including, but not limited to, investment restrictions and ownership requirements; exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and potentially adverse tax consequences; and increased costs associated with doing business in multiple jurisdictions across the globe.

As we operate in multiple jurisdictions across the globe, economic, political and social conditions of certain jurisdictions may represent unique features, as compared to other jurisdictions, in many aspects. With our subsidiaries incorporated in multiple jurisdictions across the globe, our business, financial condition, results of operations and prospects in those jurisdictions may be influenced to a significant degree by local political, economic and social conditions. Also, the economies in emerging markets generally differ from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. The government authorities of certain jurisdictions, such as mainland China, has significant oversight over the conduct of our business in the region and may intervene or influence our operations in the region. These government authorities have published and may continue to publish new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to comply with more stringent regulatory requirements in order for us continue our local operations, which could result in a material adverse change in our operation in such jurisdictions and/or the value of our ADSs. Therefore, investors of our company face potential uncertainty from actions taken by the governmental authorities in markets in which we operate. If we cannot timely and effectively manage such challenge, it may place significant strain on our management and resources to keep balance among the jurisdictions where we operate, which may adversely affect our business, financial condition and results of operations.

We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

We have limited experience in international markets and we expect to enter into and expand our operations in international markets. Our businesses have footprint around the world, primarily including North America, Europe, the Middle East, Southeast Asia and Eastern Pacific regions, etc. Global expansion is a key growth strategy for us, which exposes us to a number of risks, including:

•

compliance with applicable laws and regulations in multiple jurisdictions, including, but not limited to, internet content provider licenses and other applicable licenses or governmental authorizations;

•	policies that increase restrictions on our ability to invest in certain jurisdictions, especially in the telecommunication and internet sectors;
•

challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular talents and their agencies, third parties that promote our platform and applications and third parties that provide us technology support;

•	challenges in obtaining and maintaining sufficient intellectual property protection and rights;
•	challenges in commercializing our platforms in international markets without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
•	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;
•	challenges in replicating or adapting our company policies and procedures to operating environments that are different from each other, including technology infrastructure;
•	challengers in meeting local advertiser demands as well as online marketing practices and conventions;
•	differences in user and advertiser reception and perception of our applications internationally;

•	challenges in managing compliance with local labor regulations and risks associated with labor dispute across different jurisdictions;
•	fluctuations in currency exchange rates;
•	increased competition with local players in different markets and sub-markets;
•	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism;
•

exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment;

•	recruitment and retention of talented and capable management and employees in various markets;
•	challenges of maintaining efficient and consolidated internal systems, including information technology infrastructure, and of achieving customization and integration of these systems;
•	compliance with privacy laws and data security laws, including heightened restrictions and barriers on the transfer of data between different jurisdictions;
•

regulatory regime and business practices that essentially favors the domestic companies, such as imposing restrictions on foreign ownership, which could, among other things, give rise to competitive disadvantage for us and hinder our ability to execute our business strategies;

•

actions by local governments or others to restrict access to our products and services or to cause us to discontinue our operations in a particular market, regardless of whether these actions are taken for political, security or other reasons; and

•	increased costs associated with doing business in multiple jurisdictions.

There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in multiple jurisdictions across the globe. Failure to comply with such applicable laws, regulations and rules may subject our global operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.

Nowadays, we operate in several key markets across the globe and our revenue is diversified across multiple markets. As we expand our operations in additional emerging markets and regions, we may have to take efforts to comply with the local legal requirements and markets conditions. Such efforts may include, among others, adapting our business models or operations to the local markets and engaging specialized professionals for compliance purpose. Our international operations and expansion efforts may result in increased costs and are subject to various risks, including difficulties in obtaining licenses, permits or other applicable governmental authorizations, content control from local authorities, uncertain enforcement of intellectual property rights, potential claims of intellectual property infringement, the complexity of compliance with laws and regulations and cultural differences. Compliance with applicable laws, regulations and rules related to matters that are central to our business, including those related to live streaming services, content restrictions, data privacy, virtual items, anti-corruption laws, anti-money laundering and protection of minors, increases the costs and risk exposure of doing business in multiple jurisdictions across the globe including North America, Europe, the Middle East, Southeast Asia, and Eastern Pacific regions, etc. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Additionally, as we operate across multiple markets across the globe, we are more likely to be exposed to international political tension, which may inevitably adversely affect our business and operating results. See “—Risks Related to Our Business and Industry—Rising international political tension may adversely impact our business and operating results.” As our globalized operations evolve, we cannot assure you that we are able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our global business expansion, we cannot assure you that we are in compliance with all local laws or regulations, including regulatory control, license requirements, or that our existing licenses will be successfully renewed or expanded to cover all of our areas of operations. If we fail to properly and timely address those risks and challenges, our business that are not compliant with the local regulations may be subject to penalties, rectification, suspension of business and/or platform shutdown.

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

We currently operate in several key markets across the globe and our revenue is diversified across multiple markets. As a global company, we are more likely to be exposed to geopolitical tension, especially when the markets where we operate are involved. Actual or threated geopolitical tension and conflicts lead to greater uncertainty, economic instability and a general lack of confidence in the markets involved. Sustained and evolving geopolitical tension may result in sanctions imposed by other countries, retaliatory actions in response to such sanctions, bans and other measures taken by governments, organizations and companies. Specifically, governments or government agencies in any of our markets may censor, ban or block access to our services, mobile apps or platforms for various reasons, including content restrictions, national security, data protection on regulatory concerns, or due to some misunderstanding, all of which may be attributable to political tension, which may accordingly materially and adversely affect our business, results of operations and financial condition. For example, India has banned hundreds of mobile apps over the last three years out of national security concerns, including our Bigo Live, Likee and Hago. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. These and other instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or the business activities of our ecosystem participants, or affect our ability to expand or retain our user base.

As we operate in a number of markets across the globe, we may be subject to some international political tension involving any one of the markets where we currently operate. These tensions have affected both diplomatic and economic ties between the involved countries. Heightened tensions may continue to reduce levels of trade, investments, technological exchanges, and other economic activities.

The approval of and the filing with the CSRC or other government authorities of mainland China may be required in connection with our offerings and financing activities outside mainland China in the future under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. As the interpretation and application of the regulations remain unclear, although we have a majority of our revenue outside mainland China, we are not certain if our offerings outside mainland China may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offerings outside mainland China, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other regulatory authorities of mainland China, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions mentioned that the administration and supervision of overseas-listed companies based in mainland China will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

As a follow-up, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic companies, or the Overseas Listing Trial Measures, and relevant five guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures and guidelines, domestic companies in mainland China that seek to offer and list securities in overseas markets, including secondary listing and follow-on offerings, either directly or indirectly, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer would be deemed as an indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) any of the operating revenue, total profit, total assets or net assets of domestic companies in mainland China for the most recent fiscal year accounts for 50% or more of the corresponding item as recorded in issuer’s audited consolidated financial statements; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The Overseas Listing Trial Measures also provides that the determination for indirect overseas offering shall follow the “substance-over-formality” principle. In addition, at the press conference held for these new regulations on the same day, officials from the CSRC clarified that the domestic companies in mainland China whose securities have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) are not required to complete the filling procedures immediately, but they must file with the CSRC if they are involved in matters that are subject to the filing procedures, such as follow-on securities offerings conducted in overseas markets in the future. As the Overseas Listing Trial Measures are relatively new, it remains unclear on how these measures will be interpreted and implemented by CSRC and the relevant mainland China’s governmental authorities, how mainland China’s governmental authorities will regulate overseas listing in general. Given the uncertainty of interpretation and implementation of the Overseas Listing Trial Measures and our global operations, substantial uncertainties remain and we could not rule out the possibility that we may be required to file the relevant documents with the CSRC in connection with our proposed offerings and listings outside mainland China in the future.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2021), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect in mainland China may be adversely and materially affected.

We may inadvertently conclude that such permissions, approvals or filings are not required, or applicable laws, regulations, or interpretations may change and we are required to complete the filing procedures, obtain permission or approval from CSRC or the relevant mainland China’s governmental authorities for the offering and any follow-on offering in the future. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filing from the CSRC or approval from other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, are required for our offerings or follow-on financing activities (if any) outside mainland China, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or review procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offerings or follow-on financing activities (if any) outside mainland China, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other regulatory authorities of mainland China for failure to complete the CSRC filing or seek approval from other government authorization for our offerings outside mainland China. These regulatory authorities may order rectification, issue warnings, impose fines and penalties on our operations in mainland China and on directly responsible person-in-charge, other directly responsible persons of domestic companies in mainland China, the controlling shareholders and the actual controllers of such domestic companies in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other regulatory authorities of mainland China also may take actions requiring us, or making it advisable for us, to halt our offerings or follow-on financing activities (if any) outside mainland China before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offerings or follow-on financing activities (if any) outside mainland China, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We believe that we are not a Singapore tax resident for Singapore income tax purposes. However, our tax residence status is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that we are a Singapore tax resident for Singapore income tax purposes, the portion of our single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief, where Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2027. If we are regarded as a Singapore tax resident, any dividends received or deemed received by us in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if we are considered a Singapore tax resident, dividends paid to the holders of our common shares and ADSs will not be subject to withholding tax in Singapore. Regardless of whether or not we are regarded as a Singapore tax resident, holders of our common shares or the ADSs who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our common shares or the ADSs if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our common shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our common shares or the ADSs is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. See “Item 10. Additional Information—Taxation—Singapore Taxation.”

Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is based on written statutes and prior court decisions have limited value as precedents. Each of our subsidiaries in mainland China is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various laws and regulations of mainland China generally applicable to companies incorporated therein. However, since these laws and regulations are relatively new and the legal system of mainland China continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since mainland China’s administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in regulation of internet business and companies in mainland China.

The mainland China’s government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to regulation of the internet business in mainland China include, but are not limited to, the following:

•

We only have contractual arrangements, but no equity ownership, with the variable interest entities that own our platforms in mainland China due to the restriction of foreign investment in businesses providing value-added telecommunication services in mainland China, including internet content provision services. If any of the variable interest entities breaches its contractual arrangements with us and no longer satisfies the conditions for us to consolidate under U.S. GAAP, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

There are uncertainties relating to the regulation of the internet business in mainland China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and the variable interest entities levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Corporate Structure—If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations in mainland China may be adversely affected” and “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations.”

•

The evolving regulatory system of mainland China for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, or the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations in mainland China. If our operations in mainland China do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in mainland China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must be the registered holders of the domain names or trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business within mainland China were entered into by the variable interest entities, and such arrangements are in compliance with this notice. The variable interest entities also own the related domain names and trademarks, and hold the ICP License necessary to conduct our operations in mainland China.

The interpretation and application of existing laws, regulations and policies of mainland China and possible new laws, regulations or policies relating to the internet industry in mainland China have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of mainland China’s regulation of internet business.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law that became effective on January 1, 2008 and respectively amended on February 24, 2017 and December 29, 2018, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration, as well as competent tax authorities.

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

We believe that none of JOYY Inc. or its subsidiaries outside of mainland China is a PRC resident enterprise for PRC tax purposes. JOYY Inc. is not controlled by an enterprise or enterprise group of mainland China and we do not believe that JOYY Inc. meets all of the conditions above. JOYY Inc. is a company incorporated outside the mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the mainland China. For the same reasons, we believe our other subsidiaries outside of mainland China are not PRC resident enterprises either. Therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us.

However, it is possible that the mainland China’s tax authorities may take a different view. If the mainland China’s tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, then our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our subsidiaries in mainland China to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the foreign exchange control authorities, which enforce the withholding tax on dividends, and the tax authorities of mainland China have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

We face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors.

On February 3, 2015, the PRC State Administration of Taxation issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or the SAT Circular 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698. Pursuant to SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in mainland China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at a rate of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, effective December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 7. SAT Circular 37 purports to clarify certain issues by providing the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld. Currently, the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange is not considered an “indirect transfer” subject to the rules described above.

We cannot assure you that the tax authorities of mainland China will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees of our shares acquired or sold outside a public stock exchange, while our subsidiaries in mainland China may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the relevant tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our financial condition and results of operations could be materially and adversely affected.

According to the applicable provisions under Singapore law, corporations that are engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of 5%, at minimum, for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable). Bigo Technology Pte. Ltd., or Bigo Singapore, was approved for such preferential tax treatment, enabling it to enjoy the preferential tax rate of 5% with the valid period from 2018 to 2022. Bigo Singapore renewed its qualification in 2022 and is entitled to continue to enjoy such preferential tax treatment from 2023 to 2027.

In addition, the mainland China’s government has provided various tax incentives to our subsidiaries in mainland China, which include reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law, or the EIT Law, which came into effect on January 1, 2008 and subsequently amended on February 24, 2017 and on December 29, 2018, respectively, the statutory enterprise income tax rate is 25%. Certain subsidiaries and VIEs in mainland China, including Guangzhou Huanju Shidai Information Technology Co., Ltd., or Guangzhou Huanju Shidai, Guangzhou BaiGuoYuan and Guangzhou BaiGuoYuan Information Technology Co., Ltd., or BaiGuoYuan Technology, among others. are qualified HNTEs and enjoy a reduced tax rate of 15% for the year ended December 31, 2020, 2021 and 2022. An entity could re-apply for the HNTE certificate when the prior certificate expires.

However, if any of the abovementioned companies fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to the applicable standard tax rate, which could materially and adversely affect our financial condition and results of operations.

Mainland China’s M&A Rules and certain other regulations of mainland China establish complex procedures for certain acquisitions of companies in mainland China by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

Six regulatory agencies of mainland China promulgated regulations effective on September 8, 2006, subsequently amended on June 22, 2009, that are commonly referred to as the M&A Rules. See “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Regulations on Overseas Listing by Domestic Companies.” The M&A Rules establish procedures and requirements that could make some acquisitions of companies in mainland China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise in mainland China or a foreign company with substantial operations in mainland China, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, which became effective on August 1, 2008 and was amended on June 24, 2022 and came into effect on August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (for example, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB2 billion and at least two of these operators each had a turnover of more than RMB400 million within mainland China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. According to the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and became effective on September 1, 2011 and Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. As the Foreign Investment Security Review Measures was relatively new, there are great uncertainties with respect to its interpretation and implementation. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. If our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share in mainland China through future acquisitions would as such be adversely affected.

Regulations of mainland China in relation to offshore investment activities by mainland China residents and direct investment and loans by offshore holding companies to entities in mainland China may delay or limit our ability to effectively use the proceeds of public offerings, such as limiting the ability of our subsidiaries in mainland China to distribute profits to us and limiting our ability to make additional capital contributions or loans to our subsidiaries in mainland China or otherwise expose us to liability and penalties under law of mainland China.

We are an offshore holding company conducting part of our operations in mainland China through our subsidiaries in mainland China and the variable interest entities. We may make loans to our subsidiaries in mainland China and the variable interest entities, or we may make additional capital contributions to our subsidiaries in mainland China and our subsidiaries in mainland China may distribute profits to us. Any capital contributions or loans that we, as an offshore entity, make to our subsidiaries in mainland China, including from the proceeds of our public offerings, and the distribution of profits by our subsidiaries in mainland China are subject to regulations of mainland China. For example, none of our loans to a subsidiary in mainland China can exceed the statutory limits, and the loans must be registered with the local branch of SAFE. Our capital contributions to our mainland China subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in mainland China.

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, the SAFE promulgated Circular 45, or the SAFE Circular 45, on November 9, 2011 in order to clarify the application of the SAFE Circular 142, which was repealed on March 19, 2015. Under the SAFE Circular 142 and the SAFE Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within mainland China. In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Later on, the SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or the SAFE Circular 36. The SAFE Circular 36 suspends the application of the SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which came into effect on June 1, 2015, and replaced the SAFE Circular 142 and the SAFE Circular 36. Under the SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within mainland China, which will be regarded as the reinvestment of foreign-invested enterprise.

The Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, promulgated by the SAFE and came into effect on June 9, 2016 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). In January 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

In addition, the PRC State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including institutions and individuals of mainland China, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by individuals of mainland China, share transfer or exchange, merger, division or other material event. In the event that a shareholder of mainland China holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the subsidiaries of that special purpose vehicle in mainland China may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its subsidiary in mainland China. Further, failure to comply with the various SAFE registration requirements described above could result in liability under laws of mainland China for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our subsidiaries in mainland China who are held directly liable for the violations may be subject to criminal sanctions.

Since there remains uncertainty with respect to the interpretation and implementation of Circular No. 37, and we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective ability of subsidiaries in mainland China to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations, including, but not limited to, any delay in subsequent filings, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a subsidiary within mainland China of such overseas publicly listed company or another qualified institution selected by such subsidiary within mainland China, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our employees in mainland China who have been granted stock options, restricted shares and restricted share units are subject to these regulations, and are preparing to complete such SAFE registrations. Failure of our stock option holders, restricted shareholders or restricted share units holders in mainland China to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in mainland China, limited the ability of our subsidiaries in mainland China to distribute dividends to us, or otherwise materially and adversely affect our business.

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies and offshore investment activities by PRC residents, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our subsidiaries in mainland China and the ability of our subsidiaries in mainland China to distribute profits to us may be negatively affected, which could adversely affect the liquidity and the ability of our subsidiaries in mainland China to fund their working capital and expansion projects and meet their obligations and commitments.

Our subsidiaries and the variable interest entities in mainland China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on proceeds from corporate transactions such as the sales of Huya and YY Live, and dividends from our subsidiaries as well as consulting and other fees paid to us by the variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2022, appropriations to statutory reserves amounting to US$32.5 million were made by thirty-two variable interest entities. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in mainland China and the variable interest entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Our capital expenditures are primarily used to purchase office space.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by companies in mainland China to non-mainland-China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the central government of mainland China and governments of other countries or regions where the non-mainland-China-resident enterprises are incorporated.

With the sale of YY Live to Baidu being substantially completed with certain matters, including necessary regulatory approvals from government authorities, remaining to be completed in the future, the majority of our revenue and operating cash are currently generated from subsidiaries outside mainland China, and our reliance on dividends from subsidiaries in mainland China would be limited.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China and without the consent by the mainland China’s securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to overseas parties. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of mainland China shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of mainland China without the approval of the competent governmental authority of mainland China. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China, and restrictions on the provision of documents, materials, data and personal information by entities and individuals in mainland China to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

Risks Related to Our Corporate Structure

If the mainland China’s government finds that the structure we have adopted for our business operations in mainland China does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platforms and our business operations currently operated in mainland China.

Foreign ownership of internet-based businesses is subject to significant restrictions under current laws and regulations of mainland China. The mainland China’s government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in companies in mainland China that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, or the MOC, currently known as the Ministry of Culture and Tourism, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, currently known as the State Administration of Press Publication, Radio, Film and Television after combination of SARFT and GAPP, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities and from engaging in the business of transmitting audio-visual programs through information networks. In addition, according to the 2021 Negative List promulgated by the National Development and Reform Commission and the MOC on December 27, 2021 and effective on January 1, 2022, other than e-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers must not be more than 50%.

We are an exempted company incorporated in the Cayman Islands. We conduct part of our operations in mainland China primarily through a series of contractual arrangements entered into among our subsidiaries and the respective shareholders of the variable interest entities in mainland China. As a result of these contractual arrangements, we are considered the primary beneficiary of the variable interest entities and consolidate each of their operating results in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the variable interest entities are attributed to us. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.” However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the common shares thus are not purchasing equity interest in the variable interest entities but instead are purchasing equity interest in a Cayman Islands holding company. The Foreign Investment Law, which promulgated by the Standing Committee of the National People’s Congress on March 15, 2019 and became effective on January 1, 2020, does not explicitly stipulate the contractual arrangements under the “variable interest equity” structures as a form of foreign investment. Nevertheless, we cannot assure you that there will not be any further changes in the regulatory regime in the future. For more information, please see “—Risks Related to Doing Business in Jurisdictions We Operate—Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the mainland China’s government deems that our contractual arrangements with the variable interest entities do not comply with mainland China’s regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations in mainland China. We may not be able to fully repay the notes and other indebtedness, and our shares may decline significantly in value, if we are unable to assert our contractual control rights over the assets of the variable interest entities. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the mainland China’s government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

Based on understanding of current laws, rules and regulations of mainland China of our PRC counsel, Fangda Partners, our current ownership structure for our business operations, the ownership structure of our subsidiaries in mainland China and the variable interest entities, the contractual arrangements among our subsidiaries in mainland China, the variable interest entities and their shareholders, as described in this annual report on Form 20-F, are in compliance with existing laws, rules and regulations of mainland China. However, we were further advised by Fangda Partners that there is substantial uncertainty regarding the interpretation and application of current or future laws and regulations of mainland China and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that mainland China’s government authorities will not ultimately take a view contrary to the opinion of our PRC counsel.

If our ownership structure, contractual arrangements and businesses of our company, our subsidiaries in mainland China or the variable interest entities are found to be in violation of any existing or future laws or regulations of mainland China, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our subsidiaries in mainland China or the variable interest entities, revoking or suspending the business licenses or operating licenses of our subsidiaries in mainland China or the variable interest entities, shutting down our servers or blocking our platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to discontinue our operations in mainland China, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in mainland China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations in mainland China and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

We rely on contractual arrangements with the variable interest entities and their shareholders for some of our operation in mainland China, which may not be as effective as direct ownership. If the variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or other legal proceedings to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of the restrictions on foreign ownership of internet-based businesses in mainland China, we depend on contractual arrangements with the variable interest entities in which we have no ownership interest to conduct some of our business in mainland China. These contractual arrangements are intended to provide us with the ability to direct the operations of these entities and allow us to obtain economic benefits from them. For additional details on these ownership interests, see “—Risks Related to Our Business and Industry—Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services” and “Item 4. Information on the Company—A. History and Development of the Company.” However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, each of the variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business currently operated in mainland China in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these variable interest entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if the variable interest entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under laws of mainland China, including contract remedies, which may not be sufficient or effective. In particular, the contractual arrangements provide that any dispute arising from these arrangements will be submitted to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, Beijing Arbitration Commission or Guangzhou Arbitration Commission as applicable, the ruling of which will be final and binding. The legal framework and system in mainland China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in mainland China, which could limit our ability to enforce these contractual arrangements and exert effective control over the variable interest entities. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under law of mainland China. Significant uncertainties remain regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under law of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations in mainland China could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”

The shareholders of the variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Certain selected individuals, who are PRC citizens, from our senior management team are nominee shareholders of the variable interest entities in essence. The interests of such nominated individuals as the controlling shareholders of the variable interest entities may differ from the interests of our company as a whole, as what is in the best interests of the variable interest entities may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, the shareholders of the variable interest entities will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, the shareholders of the variable interest entities may breach or cause the consolidated variable entities and their respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest the shareholders of the variable interest entities may encounter in his/her capacity as a shareholder or director of the variable interest entities, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with the shareholders of the variable interest entities to cause them to transfer all of his equity ownership in the consolidated variable interest entities to an entity or individual in mainland China designated by us, and this new shareholder of the consolidated variable entities could then appoint a new director of the consolidated variable entities to replace the existing directors. In addition, if such conflicts of interest arise, our wholly owned subsidiaries in mainland China, could also, in the capacity of attorney-in-fact for the shareholders of the variable interest entities as provided under the relevant powers of attorney, directly appoint a new director of the consolidated variable entities to replace the existing directors. However, the legal frameworks of mainland China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders and the nominated individuals of the variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business in mainland China and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our ability to enforce the equity pledge agreements between us and the variable interest entities’ shareholders may be subject to limitations based on laws and regulations of mainland China.

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in mainland China, and the shareholders of the variable interest entities, each shareholder of each variable interest entity agrees to pledge its equity interests in the VIE to our subsidiary to secure the relevant VIE’s performance of their obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of VIEs under these equity pledge agreements have been registered with the relevant local branch of the SAMR, except that (i) the equity interest pledged by Mr. Wenzhi Cai of his equity interests in Guangzhou AnSiChuang Information Technology Co., Ltd., or Guangzhou AnSiChuang, (ii) the equity interest pledged by the shareholders of Beijing Tuda Technology Co., Ltd., or Beijing Tuda, of their equity interest in Beijing Tuda, (iii) the equity interest pledged by the shareholder of Chengdu Yunbu Internet Technology Co., Ltd., or the Chengdu Yunbu, of its equity interest in Chengdu Yunbu, (iv) the equity interest pledged by the shareholder of Chengdu Luota Internet Technology Co., Ltd., or the Chengdu Luota, of its equity interest in Chengdu Luota, and (v) the equity interest pledged by the shareholder of Chengdu Jiyue Internet Technology Co., Ltd., or the Chengdu Jiyue, of its equity interest in Chengdu Jiyue have not been registered. The equity interest pledge agreements with each of the VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge which are not limited by the amount of the registered capital of that VIE. However, it is possible that a court in mainland China may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the court in mainland China as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with the variable interest entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our subsidiaries in mainland China, the variable interest entities and their shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with the variable interest entities. Such tax generally includes the PRC value added tax, or the VAT, along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in mainland China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the mainland China’s tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the mainland China’s tax authorities were to determine that the contracts between us and the variable interest entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the mainland China’s tax authorities could request that either of the variable interest entities adjust its taxable income upward for tax purposes in mainland China. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by either of the variable interest entities and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if the variable interest entities’ tax liabilities increase or if it becomes subject to late payment fees or other penalties.

If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations in mainland China may be adversely affected.

With the sale of YY Live being substantially completed with certain matters, including necessary regulatory approvals from government authorities, remaining to be completed in the future, we believe the majority of our business, especially our global platforms that operated outside mainland China, is not subject to the regulations of mainland China that require us to obtain and maintain certain licenses and approvals through the variable interest entities as we used to be. Yet as we maintain some our audio and video capabilities and functions in mainland China, we will need to obtain additional qualifications, permits, approvals or licenses. In addition, with respect to specific services offered online, we or the service or content providers may be subject to additional separate qualifications, permits, approvals or licenses. We cannot assure you that we or the service or content providers will be granted such qualifications, permits, approvals or licenses in a timely manner or at all. Prior to the receipt of such qualifications, permits, approvals or licenses, we may be deemed as being in violation of relevant laws or regulations and be subject to penalties.

As the internet industry in mainland China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. In the interpretation and implementation of existing and future laws and regulations governing our business activities, considerable uncertainties still exist. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations in mainland China. Any such penalties may disrupt our business operations in mainland China and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations in mainland China.

On March 15, 2019, the Standing Committee of the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law, which came into effect on January 1, 2020, and on December 12, 2019, the Implementation Regulations of Foreign Investment Law was promulgated by the State Council, which simultaneously came into effect on January 1, 2020. The Foreign Investment Law, together with the Implementation Regulations of Foreign Investment Law, replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. This law is the legal foundation for foreign investment in mainland China. The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Implementation Regulations of Foreign Investment Law provide detailed rules for the principles of investment protection, promotion and management set forth in the Foreign Investment Law.

The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements under the “variable interest equity” structures as a form of foreign investment. The Foreign Investment Law further stipulates that foreign investment includes “foreign investors invest in mainland China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, it is possible that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a form of foreign investment, and then whether the contractual arrangements will be recognized as a foreign investment, whether the contractual arrangements will be deemed to be in violation of the access requirements of foreign investment and how the contractual arrangements will be interpreted and handled remain uncertain. Conversely, if contractual arrangements are then incorporated as a form of foreign investment, it may materially impact our corporate governance practice and increase our compliance costs.

Implementation of the labor laws and regulations in mainland China may adversely affect our business and results of operations in the region.

Because we have a certain number of employees in mainland China, we are subject to labor laws and regulations in mainland China and any changes to the applicable laws and regulations. Pursuant to the labor contract law that took effect in January 2008 and was amended on July 1, 2013 and its implementation rules that took effect in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees’ employment or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On July 20, 2018, General Office of the Communist Party of China and the State Council promulgated the Reform Plan for Collection and Management System of National and Local Taxes, or the Tax Reform Plan, which became effective on the same day. According to the Tax Reform Plan, all social insurance premiums, such as basic pension insurance premium, basic medical insurance premium, unemployment insurance premium, work-related injury insurance premium and maternity insurance premium, shall be collected uniformly by the relevant tax authorities starting from January 1, 2019.

Compliance with the laws or regulations governing virtual currency may cause us to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in mainland China has been regulated since 2007 in response to the growth of the online game industry in mainland China. On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. The circular bans the conversion of virtual currency into real currency or property.

We issue virtual currency to users on our platforms currently operated in mainland China for them to purchase various items to be used in channels, including music channels. We are in the process of adjusting the content of our platforms currently operated in mainland China but we cannot assure you that our adjustments will be sufficient to comply with the relevant laws. Moreover, although we believe we do not offer virtual currency transaction services, we cannot assure you that the mainland China’s regulatory authorities will not take a view contrary to ours. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition and results of operations in mainland China.

We face risks related to geopolitical events, natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics globally. Our business operations could be disrupted if one of our employees is suspected of having contracted the H1N1 flu, avian flu, Ebola, COVID-19 or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the global economy in general and the global mobile internet and gaming industries in particular.

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

Our business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationship with other businesses such as third-party game developers, e-commerce merchants and landlords, we cannot be certain whether such third party has or will infringe any third parties’ legal rights or violate any regulatory requirements. We regularly identify irregularities or non-compliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to regulations of mainland China, all lease agreements are required to be registered with the local housing authorities. Currently, certain of our offices in mainland China for daily operations and certain other properties serving as dormitories and canteens in mainland China are on leased premises, and the landlords of some of these properties are still completing the registration of their ownership rights or the registration of our leases with the relevant authorities. Some of our lessors have not provided us with appropriate title certificates, which may adversely affect the validity of the leases if the lessors do not have proper title. We cannot assure you that such certificates or registration will be obtained in a timely manner or at all, and in case of failures, we may be subject to monetary fines, have to relocate our offices and suffer economic losses. We may also be adversely affected for intellectual property infringement, product related claims, consumer protection deficiencies, or regulatory violations resulting from e-commerce merchants who use our e-commerce services.

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

The trading prices of our ADSs ranged from US$21.38 to US$55.14 in 2022. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies in the global online entertainment or smart commerce solution industry or with business operations located mainly in the same markets as ours. The sale of a significant number of the ADSs, common shares or other equity securities in the public market, or the perception that such sales may occur, could also materially and adversely affect the market price of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of certain companies’ securities after their offerings, including companies in internet, social networking or smart commerce solution businesses, may affect the attitudes of investors toward other companies listed in the United States in the same sector, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other companies may also negatively affect the attitudes of investors towards companies in the same sector or in the same market in general, including us, regardless of whether we have engaged in such practices. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

●	variations in our net revenues, earnings and cash flow;
●	guidance or other projections we may provide to the public, including any changes or failure to meet any guidance or other projections;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	downgrades, suspension or termination of coverage by industry or securities analysts that publish research or reports on us;
●	changes in the number of our registered or active users;
●	fluctuations in the number of paying users, merchants or other operating metrics;
●	failure on our part to realize monetization opportunities as expected;
●	additions or departures of key personnel;
●	dilution of the ownership interests of our ADS holders due to conversions of our convertible senior notes due 2025 or 2026, or from the unwinding of capped call transactions in connection with our convertible senior notes due 2025 or 2026;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities or the perception that such sales may occur;
●	detrimental negative publicity about us, our competitors or our industry;
●	potential litigation, government actions, or regulatory proceedings or changes;

●	volatility in the stock market.
●	changing trends in the economy, interest rate hikes or other interest rate-related decisions; and
●	general political, economic, or market conditions, or other events or factors, including those resulting from war, incidents of terrorism, pandemics, and other disruptive external events, or responses to those events.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We were defending against a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuit. On March 9, 2022, the court granted the defendants’ motion to dismiss and dismissed the operative complaint in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. The court heard oral argument on April 21, 2023 and took the case under submission. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the final resolution of this lawsuit, and there might be other class actions or regulatory enforcement actions in connection with such allegations. Any adverse outcome of this case, including any plaintiff’s appeal of the judgment in this case, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Even if the allegations against us may ultimately be proven to be groundless, we may have to utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. In addition, in response to the Short Report, we may be subject to further due diligence and investigations conducted by competent third-party advisors or regulatory authorities. We cannot predict or provide any assurance as to the timing, outcome or consequences of such reviews and investigations, and we have incurred and may continue to incur significant expenses related to legal, accounting, and other professional services in connection with matters relating to or arising from the such reviews and investigations.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2023, Mr. David Xueling Li and his respective affiliates, held 79.4% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2023, Mr. David Xueling Li, our co-founder, chairman and chief executive officer, and his affiliates, held 79.4% of the total voting power. Mr. David Xueling Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. Li could violate the terms of his non-compete or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, our major shareholder who beneficially owned 8.9% of our outstanding shares as of March 31, 2023, has delegated the voting rights of the shares that he holds in our company to Mr. Li. Mr. Lei is active in making investments in internet companies in mainland China and currently holds direct and indirect interests in Xiaomi and other entities that may have businesses competing with ours. Xiaomi Corporation (HKEX: 1810) is an internet company with smartphones and smart hardware connected by an IoT platform at its core, which also offer online performance and live broadcasting services. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning the alleged fraudulence on our reported user metrics and authenticity on our revenues and cash balances could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after the Short Report containing various allegations against us was released on November 18, 2020, the trading price of our ADSs declined sharply. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of a shareholder class action lawsuits against us and certain of our directors and officers.

Although we have publicly refuted the erroneous and misleading statements regarding us in the Short Report, we may still continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the Internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves. There is no assurance that we will be able to conclusively refute each of the allegations in connection with the Short Report within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

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

We were, and may in the future be, the subject of unfavorable allegations made by short sellers. On November 18, 2020, Muddy Waters Capital LLC, an entity unrelated to us, issued the Muddy Water short seller report, or the Short Report, containing certain allegations against us. Our audit committee has conducted an independent review of the allegations raised in the Short Report related to our YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts. Our announcement dated February 8, 2021 disclosed the conclusion of the independent review, which concluded that the allegations raised and conclusions reached in the Short Report about our YY Live business were not substantiated. On March 26, 2021, our audit committee also concluded its work as to the handful of claims in the Short Report unrelated to the YY Live business (concerning BIGO) and likewise found the short seller allegations unsubstantiated. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to utilize a significant portion of our resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could divert management’s attention from the day-to-day operations of our Company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

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

In June, 2019, we completed the offering of US$500 million in aggregate principal amount of convertible senior notes due 2025 and US$500 million in aggregate principal amount of convertible senior notes due 2026. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indentures for the convertible senior notes define a “fundamental change” to include, among other things and subject to certain qualifications specified therein: (i) any person or group becoming a direct or indirect beneficial owner of our company’s common share capital (including common share capital held in the form of ADSs) representing more than 50% of the voting power of our common share capital, or Lei Jun, Top Brand Holdings Limited, David Xueling Li and YYME Limited and their affiliates collectively becoming the direct or indirect beneficial owner of Class A common shares representing more than 50% of the number of outstanding Class A common shares; (ii) any recapitalization, reclassification or change of our Class A common shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger of our company pursuant to which our Class A common shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of our consolidated assets, taken as a whole, to any person other than one of our subsidiaries; (iii) the approval of any plan or proposal for the liquidation or dissolution of our company by our shareholders; (iv) our ADSs ceasing to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules in China or the official interpretation or official application thereof that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in principal amounts of US$1,000 or integral multiples thereof. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2023, we had 1,046,018,977 Class A common shares (excluding 250,327,847 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are a Cayman Islands exempted company and a majority of our assets are located outside of the United States. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The Cayman Islands courts are unlikely:

●	to recognize or enforce against us or our directors or officers judgments of courts of the United States based upon the civil liability provisions of U.S. securities laws; and

●	in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers, that are predicated on certain civil liability provisions of U.S. securities laws so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits of the underlying disputes based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgement has been given, provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgement has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or penalty; (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee and the corporate governance and nominating committee be an independent director. Currently, Mr. David Xueling Li and Mr. Qin Liu, who serves on our compensation committee and corporate governance and nominating committee, respectively, are not independent directors. We also relied on home country practice exemption and did not hold an annual general meeting of shareholders within one year after the end of our fiscal year-end or solicit proxies or provide proxy statements for all meetings of shareholders and provide copies of proxy solicitation to Nasdaq. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” for more information. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

ITEM 4.               INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in April 2005 with the establishment of Guangzhou Huaduo in mainland China. In July 2011, we established an exempted company with limited liability in the Cayman Islands, YY Inc., as our holding company. On November 21, 2012, our ADSs were listed on The Nasdaq Stock Market under the symbol “YY.” Effective December 20, 2019, we changed our corporate name from “YY Inc.” to “JOYY Inc.” We began trading under the new corporate name on December 30, 2019. Historically, we have successfully incubated, developed and monetized several social entertainment products and platforms. Our expertise in building and operating vibrant social entertainment platforms was tested and proven first in mainland China. In 2014, foreseeing the massive global opportunities, we began our global expansion by investing in BIGO, followed by the internationalization of Hago in 2018, and the acquisition of BIGO in March 2019. In the third quarter of 2022, we further expanded our global operations in the smart commerce sector by consolidating Shopline through further investments.

Currently, we mainly operate our global business through the following significant subsidiaries:

●	Bigo Technology Pte. Ltd.;
●	Likeme Pte. Ltd.;
●	PageBites, Inc.;
●	Guangzhou BaiGuoYuan Information Technology Co., Ltd.; and
●	Guangzhou Huanju Shidai Information Technology Co., Ltd.

We also conduct part of our business in mainland China primarily through the following significant variable interest entities and some of their subsidiaries:

●	Guangzhou Huaduo Network Technology Co., Ltd.; and
●	Guangzhou BaiGuoYuan Network Technology Co., Ltd.

In 2017, we established HUYA Inc., Huya Limited, a wholly owned subsidiary of HUYA Inc. in Hong Kong and Guangzhou Huya Technology Co., Ltd., or Huya Technology, wholly-owned by Huya Limited. In July 2017, HUYA Inc. issued series A shares to a group of investors for an aggregate amount of US$75 million. In March 2018, HUYA Inc. issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares at a price of US$7.16 per share for a cash consideration of US$461.6 million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited. Pursuant to the agreements entered into in this series B-2 financing transaction, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase at the then fair market price additional shares to reach 50.10% of the voting powers in HUYA Inc. As part of the Series B-2 financing transaction, Tencent and HUYA Inc., through their respective affiliated entities in mainland China, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to this business cooperation agreement, the parties agreed to establish strategic cooperation in various aspects regarding game live streaming business and other game related business. On May 11, 2018, HUYA Inc.’s ADSs commenced trading on the NYSE under the symbol “HUYA.” On April 3, 2020, we transferred 16,523,819 Class B ordinary shares of HUYA Inc. to Linen Investment Limited, a wholly-owned subsidiary of Tencent for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from us. As a result of the closing of the share transfer, we no longer consolidate the operating results of Huya since then and the financial information of Huya has been presented in discontinued operations, rather than a separate segment. On August 10, 2020, we entered into a definitive share transfer agreement with Linen Investment Limited, pursuant to which we transferred 30,000,000 Class B ordinary shares of Huya to Tencent for an aggregate purchase price of US$810.0 million in cash. As of the date of this annual report, we held 38,374,463 Class B ordinary shares of Huya, representing 24.1% of the total voting power calculated based on the total issued and outstanding shares of Huya.

In June 2018, we invested US$272 million in the Series D round of financing of Bigo Inc as the lead investor. We were then an existing shareholder of Bigo Inc and had become its largest shareholder after the Series D financing.

In March 2019, we completed the acquisition of the remaining 68.3% of equity interest in Bigo Inc from the other shareholders of Bigo Inc, including Mr. David Xueling Li, our chairman of the board of directors and chief executive officer. We paid US$343.1 million in cash to the selling shareholders of Bigo Inc, and resulted in issuance of 38,326,579 Class B common shares to Mr. David Xueling Li and 305,127,046 outstanding Class A common shares to Mr. David Xueling Li and other selling shareholders of Bigo Inc. As a result of the closing of the acquisition, we wholly own Bigo Inc.

In June 2019, we completed the offering of US$500 million in aggregate principal amount of convertible senior notes due 2025, or the 2025 Notes, and US$500 million in aggregate principal amount of convertible senior notes due 2026, or the 2026 Notes, which included the exercise in full by the initial purchasers of their option to purchase an additional US$75 million in aggregate principal amount of the 2025 Notes and US$75 million in aggregate principal amount of the 2026 Notes. We collectively refer to the 2025 Notes and the 2026 Notes as the Notes in this annual report. The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. As of the date of this annual report, the current conversion rate of the 2025 Notes and the 2026 Notes is 11.7649 ADSs per US$1,000 principal amount. The relevant conversion rate for each series of the Notes is subject to adjustment upon the occurrence of certain events. The 2025 Notes bear interest at a rate of 0.75% per year, and the 2026 Notes bear interest at a rate of 1.375% per year. Interest on the both the 2025 Notes and 2026 Notes will accrue from, and including, June 24, 2019 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. We may not redeem the Notes prior to maturity, unless certain tax-related events occur. The holders may require us to repurchase all or part of their Notes in cash on June 15, 2023, in the case of the 2025 Notes, and June 15, 2024, in the case of the 2026 Notes, or in the event of certain fundamental changes. In connection with the offering of the 2025 Notes and the 2026 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$127.87 per ADS and is subject to adjustment under the terms of the capped call transactions.

On November 16, 2020, we entered into definitive agreements with Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu would acquire our video-based entertainment live streaming business in mainland China, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In April 2022, we and Baidu have agreed to extend the long stop date, which is the closing deadline of the proposed acquisition, indefinitely until the extension is terminated by either party. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us in our designated escrow account, and deposited an aggregate of US$1.6 billion into Baidu’s escrow accounts, in accordance with the terms and schedule set forth in the share purchase agreement.

In August 2022, our subsidiary, Duowan Entertainment Corporation, together with other investors, entered into a definitive agreement with Shopline Corporation Limited, or Shopline, a company that operates the smart commerce platform “Shopline.” Pursuant to the agreement, we subscribed for certain number of series B preferred shares of Shopline for an aggregate cash consideration of US$182.9 million. Prior to the transaction, Shopline had been an investee of ours since 2020. As a result of the closing of the transaction, we started to consolidate the financial results of Shopline from September 6, 2022.

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

B. Business Overview

Overview

We are a global technology company with a mission to enrich lives through technology. We operate leading online social entertainment platforms that offer live streaming, short-form videos, instant messaging, casual games and beyond. We also operate a global smart commerce platform that enables merchants to easily build their brand online and sell their products to customers around the world.

We operate in a number of markets across the globe, including North America, Europe, the Middle East, Southeast Asia, Eastern Pacific regions and others. The number of global monthly active users on our social entertainment platforms reached 267.9 million in the fourth quarter of 2022.

JOYY operates several key platforms, including:

●	Live streaming platform—Bigo Live: Bigo Live is a leading global social live streaming platform. Bigo Live provides an interactive online stage for global users to host and watch live streaming sessions, share their life moments, showcase their talents and interact with people across the world. Bigo Live has extensive presence in North America, Europe, the Middle East, Southeast Asia and Eastern Pacific regions, among others.
●	Short-form video platform—Likee: Likee is a leading global short-form video social platform. Likee empowers its users to easily discover create and share short videos, with the easy, all-in-one and powerful video creation tools as well as the personalized feeds. Likee is committed to building a long-term relationship with content creators, which in turn increases user engagement and boost connectivity. Likee has extensive presence in Southeast Asia, the Middle East and Europe.
●	Multiuser social networking platform—Hago: Hago is a multiuser social networking platform. It provides over 400 casual games, integrating social features such as audio and video multiuser chatrooms and 3D virtual interactive party games, which encourages users to connect and have fun. Hago has extensive presence in Southeast Asia, the Middle East and South America.

●	Instant Messenger—imo: imo is a global instant messenger that provides audio and video communication services. It offers frictionless audio and video calls and other communication tools such as group calls and document sharing, among others, fulfilling a variety of personal and business communication needs. It has attracted a massive and highly engaged user base in South Asia and the Middle East.
●	Smart Commerce Solution Provider—Shopline: Shopline is a global smart commerce enabler that provides an integrated omnichannel platform for merchants to create and grow their brands online and reach customers worldwide. Shopline provides merchants with various services to optimize their business, such as inventory and sales management, logistics, payment, marketing and data analytics. Shopline has helped over 500,000 merchants to launch and scale up their online businesses.

In the past, we also operated a live streaming platform (our discontinued business in mainland China)—YY Live. YY Live was an interactive and comprehensive video-based entertainment live streaming social media platform, offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. On November 16, 2020, we entered into definitive agreements with Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu would acquire our video-based entertainment live streaming business in mainland China, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In April 2022, we and Baidu have agreed to extend the long stop date, which is the closing deadline of the proposed acquisition, indefinitely until the extension is terminated by either party. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us in our designated escrow account, and deposited an aggregate of US$1.6 billion into Baidu’s escrow accounts, in accordance with the terms and schedule set forth in the share purchase agreement.

Since our inception in 2005, we have successfully incubated, developed and monetized several social entertainment products and platforms. Our expertise in building and operating vibrant social entertainment platforms was tested and proven first in mainland China. In 2014, foreseeing the massive global opportunities, we began our global expansion by investing in BIGO, followed by the internationalization of Hago in 2018, and the acquisition of BIGO in March 2019. In 2022, we consolidated Shopline through further equity investments, diversifying our product offerings and expanding our global footprint.

Currently, we monetize our products and services mainly through virtual tips for live streaming, as well as advertising, e-commerce and subscription. Over the past three years, our global business has grown rapidly and our profitability has improved steadily. Our total revenue increased from US$1.9 billion in 2020 to US$2.6 billion in 2021 and US$2.4 billion in 2022. Our net operating losses decreased from US$406.8 million in 2020 to US$106.7 million in 2021, and we realized net operating profit of US$50.7 million in 2022.

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

Localization is essential for our global success. That’s why we have built an extensive global operational network with over 30 regional offices and over 6,600 local staff worldwide. We designed our social products, cultivated local content and launched online marketing campaigns tailored to the local cultures and preferences of our target markets. Such localized appeal resonates with users from different cultural backgrounds and differentiates our products from others platforms.

With our diverse offerings, extensive global operational network and effective monetization capabilities, we believe we are well positioned to further grow our global presence and seize new growth opportunities.

Our Platforms and Products

Bigo Live

Bigo Live is a leading global social live streaming platform. Bigo Live enables its users to share their life moments, showcase their talents, socialize and connect with other users from all around the world through live streaming. Launched in 2016, Bigo Live currently has a strong presence in North America, Europe, the Middle East, Southeast Asia and Eastern Pacific regions, among others. Bigo Live is available in 22 languages and around 150 countries.

Bigo Live has built an engaged, interactive and diverse community. Bigo Live’s users come from different cultural backgrounds and have distinctive social needs. Bigo Live has been attracting more content creators and offering more localized content in various categories, such as music, dance, comedy, gaming and lifestyle, through cross-industry partnerships and localized activities.

Bigo Live has also been innovating its product features to enhance the quality and efficiency of users’ social experience. In 2022, Bigo Live launched a Virtual Live feature that enables users to create customized 3D digital avatars and enjoy live streaming using their virtual identities. Bigo Live also launched a Community feature that allows users to form and join different interest groups and quickly connect with like-minded people. In the fourth quarter of 2022, the average mobile monthly active users of Bigo Live reached 36.8 million, increasing by 14.3% from the same period in 2021.

Bigo Live currently monetizes its user base mainly through virtual tips for livestreaming. Users can purchase in-app virtual items and send them as virtual gifts to their favorite hosts to show appreciation and provide them with monetary rewards.

Among the various platforms operated by us, Bigo Live is currently the largest revenue contributor. Bigo Live was ranked the second as the World’s Top Social Apps in terms of consumer spending in 2022, according to the data from Data.AI (formerly known as App Annie).

Likee

Likee is a leading global short-form video social platform. Likee enables users to easily discover, create and share short-form videos, empowered by its easy and all-in-one video creation tools, such as filters and special effects, and AI-backed personalized feed. Launched in 2017, Likee has a strong presence in Southeast Asia, the Middle East and Europe. In the fourth quarter of 2022, the average mobile monthly active users of Likee was 45.3 million.

In the past years, Likee has been dedicating its efforts to cultivate a localized and diverse content community. Likee has facilitated a large volume of user generated content to be produced and shared on a daily basis. Likee offers comprehensive creator support programs, providing creators across various genres with user traffic, creation tools, professional guidance, and diverse monetization methods to pave a path for their long-term personal growth and career development.

In 2022, Likee launched a community feature called “Loop” that helps users with similar interests connect with one another, which has in turned boosted user interaction and content quality within the interest groups.

Likee started monetizing its user base in 2020. Leveraging on Bigo Live’s local operational capabilities and successful monetization experience, Likee currently monetizes its user base mainly through virtual tips for live streaming, and it is also exploring other monetization opportunities, such as advertisements. It has made some preliminary progress on brand advertisements, helping brands to promote their businesses or products on Likee, via advertisements displayed on the app opening page and video feeds.

Hago

Hago is a multiuser social networking platform which encourage users to connect and have fun. Launched in 2018, Hago has presence mainly in Southeast Asia, the Middle East and South America. In the fourth quarter of 2022, the average mobile monthly active users of Hago was 6.7 million.

Following some strategic upgrades in the past two years, Hago has evolved from a platform primarily focused on casual games to a social platform that offers a variety of tools for engaging interactions. Users can make new acquaintances by playing multiplayer casual games (approximately 400 casual games are now available on Hago), join video & audio chat rooms based on their interests, create and customize their 3D avatars in Hago Space and join Groups or Families with like-minded people for more frequent communication.

Hago currently monetizes its user base mainly through virtual tips for live streaming, and is also exploring other monetization opportunities, such as pay-to-play games, advertisements and virtual items.

imo

imo is a global instant messenger which provides audio and video communication service to its users. It offers smooth and stable international video calls and other features such as group calls and document sharing, fulfilling a variety of personal and business communication needs. It has a large and engaged user base in South Asia and the Middle East. In the fourth quarter of 2022, the average mobile monthly active users of imo reached 179.1 million.

In 2021, imo launched a new feature called VoiceClub, which is an online real-time voice chat communication space, enabling users to establish connections with users beyond their existing network. VoiceClub also enables users to send virtual gifts to their friends to express their support and appreciation.

imo currently monetizes its users mainly through advertisement and livestreaming. imo will continue to improve its communication experience and explore other monetization opportunities.

Shopline

Shopline is a global smart commerce enabler that provides an integrated omnichannel platform for merchants to create and grow their brands online and reach customers worldwide. Shopline provides merchants with various services to optimize their business, such as inventory and sales management, logistics, payment, marketing and data analytics, among others. Shopline has helped over 500,000 merchants to launch and scale their online businesses.

Shopline currently generates revenues through the sale of different subscription plans of its software solutions, and the ancillary fees and commissions from provision of related value-added solutions.

YY Live (Discontinued)

In the past, we also operated a live streaming platform (our discontinued business in mainland China)—YY Live. YY Live is an interactive and comprehensive video-based entertainment live streaming social media platform, offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. On November 16, 2020, we entered into definitive binding agreements with Baidu and made certain amendments on February 7, 2021, pursuant to which our video-based entertainment live streaming business in mainland China, or YY Live, would be acquired by Baidu, which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in our consolidated financial statements as discontinued operations, and accordingly, we ceased consolidation of YY Live business since February 8, 2021. We and Baidu have agreed to extend the long stop date, which is the closing deadline of the proposed acquisition, indefinitely until the extension is terminated by either party. As of the date of this annual report, Baidu has paid an aggregate amount of US$1.9 billion to us in our designated escrow account, and deposited an aggregate of US$1.6 billion into Baidu’s escrow accounts, in accordance with the terms and schedule set forth in the share purchase agreement. The necessary regulatory approval with respect to the proposed acquisitions has not been obtained yet.

Global Branding and Marketing

Branding Strategy

With our growing global presence and our diverse product offerings, we position ourself as a global technology company with an elevated group mission to “enriching lives through technology.” This latest strategy offers us greater flexibility to unleash the respective potential and power of our various products and services targeting different demographics of users and customers globally, as well as their diverse needs. Our global brands, including Bigo Live, Likee, imo, Hago and Shopline, enable us to reach the full spectrum of coveted user and customer bases around the world.

Marketing Activities

We devise and execute a variety of marketing plans tailored for our respective business and markets. For our social entertainment business, we mainly employ performance-based advertising, social network marketing campaigns, as well as promotion through search engines and web portals, with an emphasis on efficiency and delivering measurable results. Furthermore, we cooperate with application distributors, hardware manufacturers and other industry partners to attract user traffic. We are also exploring innovative ways to enhance our user acquisition through various marketing activities, such as partnering with TV programs, online entertainment variety shows and dramas and others. For our smart commerce business, we undertake both online and offline marketing efforts to maximize our brand awareness and attract new merchants and ecosystem partners. We organize product marketing and awareness-driven campaigns aimed to inspire entrepreneurship and commerce digitalization. By attending offline exhibitions and industry summits, hosting global events and customer meetings and promoting our digital community (Shopline Blog) and other educational materials, we intend to expand our customer reach and educate more small and medium-sized businesses on how to improve operating efficiency and achieve business success with Shopline.

Seasonality

Our results of operations of various products and services are subject to seasonal fluctuations, many of which are outside our control. For a discussion of the factors that may contribute to fluctuations of our quarterly results, see “Item 3. Key information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to substantial quarterly and annual fluctuations due to seasonality.”

Competition

We face competition in various aspects of our business. We directly compete with companies that provide online live streaming and short-form video businesses. In addition, we compete with other social networking and entertainment platforms in terms of user traffic and user time spent. In relation to our global business, our competitors primarily include global short-form video platforms such as TikTok, and livestreaming platforms such as Twitch in certain regions. We also face competition from companies that provide smart commerce solutions for merchants, such as Shopify.

Technology

Our proprietary technologies are the backbone of our products and services. We enhance our user experience though a variety of advanced technology, including our AI-based content recommendation technology, to accurately and efficiently identify and deliver tailored short-form video clips and live streaming content to our users. As a leading provider of large-scale multi-user voice and video-enabled online service, we continually improve our technologies. Our capability to provide superior user experience is further supported by our highly scalable infrastructure, proprietary algorithms and software, and tailored devices for optimal live broadcasting performance, which help enable low latency, low jitter and low loss rates in delivering voice and video data even with weak internet connection.

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

QoS for online multi-media communications

Quality of Service, or QoS, assurance is a key element of any high-quality delivery of voice and video data over the internet. For live voice- or video-enabled communications, any data packet loss and jitter, or delay in transmission, is often immediately noticeable to users. We devote significant resources to maintain and develop a creative combination of multiple voice and voice-over internet protocol, or VOIP, quality assurance mechanisms to minimize data loss and jitter. The mechanisms we employ include, but are not limited to, cloud-based intelligence routing, low-bitrate redundant solution, upstream-forward error correction and adaptive jitter. A special intelligent routing algorithm we designed automatically seeks optimal ways of delivering voice and video data across our cloud-based network, enabling us to provide better QoS even when the QoS levels are lower on certain routes.

We employ computer programs and design and implement a standardized set of measurements to help monitor our service quality. Our system periodically collects, and our team of experts analyzes, data from each of our data centers to evaluate the voice and video-quality for each user using a systematic standard. We have set up formal procedures to handle different levels of server breakdowns and network-related emergencies, and our team can remotely discover issues and access any server to promptly resolve issues. Positioned to offer top-quality audio and video experience to our users worldwide, we developed a series of media technologies and revamped our streaming framework, which enable multimodal information to be synthetically utilized to provide highly flexible and customizable services.

Our adaptive audio and video encoding, transmission and decoding algorithms are conducive to delivering superior audio and video experience based on users’ local setup, including locations, devices, network condition and personal preference, optimizing both fluency and latency at the same time.

Large, dedicated cloud-based network infrastructure

In 2022, we continued to develop and expand our global data center network, to provide top-quality, real-time video and audio services to our users worldwide. Our infrastructure provides seamless integration and is highly customized for supporting our services with significant flexibility. Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice and video-enabled real-time online interactions. We own over 27,000 servers which are hosted in the data centers we lease from third parties across the world as of December 31, 2022. Our cloud-based network infrastructure provides quality data delivery and enable many users to interact online from anywhere with ease and speed.

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

Content Moderation

Our live streaming, short-form video and video communication platforms and other products enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. A team within our data security department helps in enforcing our internal procedures to ensure that the content in our system is in compliance with applicable laws and regulations. They are aided by a program designed to sweep our platforms in real time and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords are automatically filtered by our program and cannot be successfully posted on our platforms. Thus we are able to minimize offending materials on our platforms and to remove such materials promptly after they are discovered. Our Hago platform has deployed deep learning-based voice recognition technology, which helps us to detect and delete prohibited content and deal with the relevant distributors in a timely fashion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face significant risks related to the content, information, communications and other activities on our platforms.”

We have been continually localizing our content moderation efforts. In particular, we have deployed approximately 1,000 dedicated content moderation personnel with local language proficiency and cultural understanding in a number of countries worldwide, including, but not limited to, Egypt, Indonesia, Thailand and Vietnam.

Our IT Professionals

We believe that our ability to develop internet and mobile online applications and services tailored to respond to the needs of our user base has been a key factor for the success of our business. As of December 31, 2022, our research and development team consisted of 2,852 members. All of our service programs are designed and developed internally, including various interactive technologies. Our research and development team currently works on both back-end and front-end development of our products and services, including (a) the continuous improvement of our core audio and video data processing and streaming technologies, (b) the enhancement of network and server structures, data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (c) the creation of new features and functions to meet the demand of our users in various business lines, including, but not limited to, PC-desktop, web and mobile applications, channel templates and virtual items. We also build a team of experienced engineers who help us address challenges such as recommendation engines, big data and artificial intelligence, particularly in the areas of computer vision, national language processing, automatic speech recognition and speech synthesis.

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

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in mainland China and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, partners and others.

BIGO and Others

As of December 31, 2022, we held 1,244 registered domain names, including joyy.com, joyy.sg, Bigo.TV, Duowan.com, bigolive.sg, likee.com, 520hello.com, 746 software copyrights and other copyrights, 1,190 patents and 2,103 trademarks and service marks. In addition, as of December 31, 2022, we had filed 3,277 patent applications, covering certain of our proprietary technologies, and 4,266 trademark applications. For the avoidance of confusion, the above numbers exclude intellectual property rights which will be transferred to Baidu following the full completion of the sale of YY Live to Baidu, which was substantially completed with certain matters remaining to be completed in the future.

Corporate Social Responsibility

JOYY’s mission is to enrich lives through technology. We endeavor to build trusted and safe social platforms for users of different backgrounds, and empower users to find their own voice and show their talents and content to a global audience. We also aim to lower the barriers to entrepreneurship via our integrated smart commerce solution platform and help entrepreneurs achieve business success.

The evolvement of our business and ecosystem have created increasing economic opportunity for individuals, businesses and communities. By providing creator-friendly video creation tools and monetization features, and cultivating a community that empowers and encourages our creators to speak up, BIGO has established a creator-centric ecosystem that enables a large number of creators to showcase their talents in front of a global audience and enjoy promising economic returns at the same time, creating job opportunities in local communities. Supported by our global operations team, BIGO has rolled out a variety of online activities tailored to local users’ evolving needs, empowering our creators to gain exposure both locally and internationally, and enabling them to realize new levels of personal and professional success. In addition to that, Shopline’s integrated smart commerce solutions and education campaigns have equipped small and medium-sized businesses with the tools essential to start and grow a business, lowering the barriers to commerce and unlocking economic value in the region.

In the meanwhile, we are embedding social responsibility into our daily operations and partnering with communities on initiatives that create lasting positive impacts. Set forth below are some examples:

●	In June 2019, BIGO established a S$500,000 Scholarship Fund with Nanyang Technological University, specifically for the cultivation and development of AI talents in the region. As a longstanding fund, it will finance two graduating students with a sum of S$10,000 each every year starting from 2020.
●	In March 2022, Shopline entered into a partnership program with Nanyang Polytechnic in Singapore. Under the program, Shopline would provide internship opportunities and mentorship to the students, and be involved in the co-development and delivery of courses and industry projects. The collaboration aims to equip the next generation of entrepreneurs with the essential skills and knowledge, and help develop a pool of e-commerce talents with the specialized skillsets to strive in this dynamic and exciting industry.
●	In April and May 2022, BIGO hosted several Ramadan campaigns and raised proceeds to support Health and Education Programs of UNICEF and SOS Children’s Village in the Middle East and North Africa region.
●	In August 2022, we established Shopline Scholarship with a total contribution of S$250,000 at the Singapore Management University, to motivate outstanding talents and to spur them on to greater heights of academic excellence.
●	In September 2022, BIGO made donations to the California Latino Legislative Caucus Foundation as a scholarship fund to support local students in achieving their educational and professional goals.

We devote substantial efforts to cultivate diversity and inclusion in our operations. As we operate in a number of markets across the globe, our users are from different backgrounds and have distinctive needs. We strive to design our social products and cultivate local content echoing with the diverse local cultures and user interests. In 2022, BIGO partnered with a variety of non-profit organizations and launched a variety of online campaigns to honor diversity and promote inclusion on the platform.

We value and care for our employees. We are committed to building an open and inclusive working environment where we can grow alongside our employees. In line with the development of our global operations, we have recruited top talents all over the world. We provide comprehensive training programs to facilitate our employee’s pursuit of career development, including onboard training for new employees, special training for business departments, leadership training for newly-promoted managers and other training sessions on a variety of topics such as integrity, compliance, technology trends, available for all employees. We also have an internal online training system where employees could access and complete the training process online. In addition to providing a safe working environment, we provide our employees with access to a variety of programs and facilities designed to promote sustainable wellness for our employees, such as gym, health talks and fitness sessions.

Regulations in Multiple Jurisdictions Where We Operate

As our globalized operations evolve, we may, from time to time, be subject to government regulations. As the live streaming, short-form video and smart commerce businesses are still at an early stage of development in the jurisdictions where we have presence, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. This section sets forth the most important laws and regulations that govern our current business activities in multiple jurisdictions across the globe, including European Union, India, Singapore, Indonesia, Malaysia and Vietnam.

Regulations on Data Privacy and Protection

General Data Protection Regulation–European Union

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

California Consumer Privacy Act-California, United States

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

Information Technology Act 2000–India

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

Personal Data Protection Act 2012–Singapore

An organization collecting, using or disclosing personal data is subject to the Personal Data Protection Act 2012 of Singapore, as amended from time to time, or the Singapore PDPA. Any information, whether true or not, that may be used to identify a natural person either directly from the data, or from the data and other information that the organization has access to, is considered “personal data.” Examples may include an individual’s name, date of birth, identity card number, passport number, residential address, characteristics and fingerprints, among others. The personal data that is protected under the Singapore PDPA excludes personal data that is publicly available and personal data that is disclosed under any written law. The Singapore PDPA also does not apply to business contact information, such as an individual’s name, title, business address, business telephone number, and business e-mail address.

When an organization collects personal data, it must procure the individual’s consent to the collection, use and disclosure of his/her personal data. Therefore, the individual should be notified of the purposes for which his personal data is collected, used or disclosed. There are certain exceptions to the consent requirement, which include the collection, use and disclosure of personal data for vital interests of individuals, matters affecting the public, legitimate interests of the organization, business asset transactions, business improvement and research.

Under the Singapore PDPA, individuals have clearly defined rights, such as the right to access their personal data, request information on how their personal data has been used, and correct any inaccuracies in the personal data held by the organization. The organization should designate a Data Protection Officer for this purpose. The organization must take reasonable steps to ensure the accuracy of the personal data recorded and put security arrangements in place to protect the personal data.

Furthermore, when transferring personal data outside of Singapore, care must be taken to ensure that the recipient organization is bound by legally enforceable obligations or specified certifications to afford the personal data with a standard of protection that is comparable to that established by the Singapore PDPA. Legally enforceable obligations may be imposed via the applicable law, a contract, binding corporate rules or any other legally binding instrument.

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

Personal Data Protection–Indonesia

On October 17, 2022, Law No. 27 of 2022 on Personal Data Protection (the “PDP Law”) was enacted and came into effect, providing a new framework for personal data protection in Indonesia. To the extent provisions in existing and separate regulations relating to privacy and/or personal data protection in Indonesia such as MOCIT Regulation No. 20 of 2016 on Personal Data Protection in Electronic Systems and Government Regulation No. 71 of 2019 on the Provision of Electronic System and Transactions (collectively, “General Data Protection Regulations”), do not conflict with the PDP Law, the non-conflicting provisions in these General Data Protection Regulations remain valid. These General Data Protection Regulations set out the rules governing the protection of personal data that are stored in electronic form while PDP Law governs protection of personal data that are stored both in electronic and non-electronic forms. The PDP Law introduces the definitions of “Personal Data Controllers” and “Personal Data Processors,” which were previously limited to “electronic system provider” under the General Data Protection Regulations. The Personal Data Controllers, either individually or jointly with other parties, determine the purpose and control the processing of personal data, while the Personal Data Processors, either individually or jointly with other parties, act on behalf of the Personal Data Controllers to process personal data. The PDP Law requires any action taken in relation to the processing of personal data by either Personal Data Controllers and Personal Data Processors, including acquisition and collection, processing and analysis, storage, correction and updates, display, announcement, transfer, dissemination, disclosure, and deletion or destruction, to be subject to provisions of the PDP Law, such as requiring prior consent of the owner of such personal data. Further, under the PDP Law, the Personal Data Controllers and Personal Data Processors are imposed with a comprehensive set of obligations, including: (i) adoption of internal data protection and security policies, (ii) performing an impact assessment for any high-risk personal data processing, (iii) providing access to the personal data that is processed along with the track record of the processing in accordance with the storage period, (iv) appointment of a data protection officer by Personal Data Controllers or Personal Data Processors to carry out personal data protection functions, and (v) for overseas transfer of personal data, ensuring the recipient country has an equal or higher personal data protection governance than the PDP Law, or otherwise, ensuring that there is adequate and binding protection, or if the foregoing is not available, consent from the personal data subjects.

The General Data Protection Regulations clarify the data localization requirement by specifying that such requirement applies only to “public electronic systems providers” (i.e., central and regional executive, legislative, judicative bodies and any other bodies established pursuant to a statutory mandate, and entities appointed by the public bodies to operate electronic systems on their behalf). Meanwhile, a private provider can choose whether to process and/or host its electronic systems and data onshore or offshore. Regardless of the location, such provider must ensure that its electronic systems and data are accessible to the authority. However, this flexibility does not apply to private operators in the banking and financial services sectors.

In the event of a data breach, the PDP Law requires the Personal Data Controllers to deliver written notification no later than 72 hours to the personal data subjects and to the personal data protection authority. If the Personal Data Controllers or the Personal Data Processors fail to comply with the PDP Law, they may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions of personal data processing activities, forced deletion or destruction of personal data, and administrative fines of up to 2% of annual revenue and income of the Personal Data Controller or the Personal Data Processor may be imposed. If corporations fail to comply with PDP Law, they may be subject to criminal fines as well as license revocation and liquidation.

Personal Data Protection–Vietnam

Until April 17, 2023, Vietnam did not have a single comprehensive data protection legal document. Instead, data protection provisions were prescribed across various laws and their corresponding guiding Decrees and Circulars, such as the Constitution, the Civil Code, the Law on Protection of Consumers’ Rights, the Law on Information Technology, etc., which regulate on different aspects of the data protection matter. In particular, the Constitution and the Civil Code provides basic principles on the right to privacy of individuals, while the Law on Protection of Consumers’ Rights and Decree 52/2013/ND-CP on E-commerce regulate on the consumer protection aspect, the Law on Information Technology stipulates requirements for collecting, processing and using personal information on the Internet, etc. The laws in Vietnam are all adopted by the National Assembly of Vietnam, while the Decrees and Circulars are issued by lower-level authority, which are respectively the Government and relevant Ministries.

On November 19, 2015, the Vietnam National Assembly passed the Law on Cyber Information Security, which sets forth regulations on cyber information security. Accordingly, individuals and companies must implement measures to assure the security of cyber information. For example, entities providing information technology services must comply with regulations on the storage and use of personal information, apply blocking and handling measures upon receipt of a notice that sending such information is illegal, and implement measures to allow recipients to refuse the receipt of information. Moreover, the owners of the personal information (i.e., the data subjects) are also provided the right to request for updating, alteration and cancellation of the personal information by the data processor. On the other hand, the Law on Cyber Information Security and its guiding document also provided certain requirements regarding notification of a data breach and other cyber information security incidents.

On June 12, 2018, the Vietnam National Assembly passed the Law on Cybersecurity which regulates that any foreign service provider in certain fields such as e-payment, e-commerce, online games is required to have a commercial presence in Vietnam (such as branch, representative office) and to localize the user’s data in Vietnam. Then, the government issued Decree No. 53/2022/ND-CP on August 15, 2022 to provide further details on a number of articles of the Law on Cybersecurity. Accordingly, it clarifies that foreign cyberspaces service providers engaged in (a) telecommunications services; (b) storing and sharing data in cyberspace; (c) providing national or international domain names to service users in Vietnam; (d) e-commerce; (e) online payment; (f) payment intermediary services; (g) transport connection services through cyberspace; (h) social networks and social media; (i) online video games; and (k) services that provide, manage, or operate other information on cyberspace in the form of messages, voice calls, video calls, e-mails, online chats must store such data in Vietnam for at least 24 months and set up a branch or representative office in Vietnam if requested in writing by Minister of the Ministry of Public Security.

On April 17, 2023, the Vietnam Government issued Decree 13/2013/ND-CP on Personal Data Protection (the “Decree 13”)–the first comprehensive legal document on personal data protection in Vietnam, and will come into effect on July 1, 2023. Unlike other decrees which are to clarify and provide further guidelines on provisions of the relevant law, the Decree 13 provides new and independent requirements on personal data protection, in harmony with similar provisions under the current legal framework. In particular, the Decree 13 provides a unified definition of personal data, which is defined as “information in the form of symbols, letters, numbers, images, sounds or similar on an electronic environment that is associated with a particular person or helps to identify a particular person. Personal data include basic personal data and sensitive personal data.” “Information that helps to identify a specific person” is further clarified as “information formed from the activities of an individual that, when combined with other data and stored information, can identify a specific person.” Apart from unifying previous concepts regulated in various legal documents, the Decree 13 has also adopted certain contents from the well-known General Data Protection Regulations from the EU, which provided new concepts and stricter requirements not yet been regulated in previous legal documents on personal data protection such as: basic personal data, sensitive personal data, data controller, data protection impact assessment, processing personal data obtained through public recordings and filming, processing personal data in advertising and so on. On the other hand, the Decree 13 also requires entities (both foreign and Vietnam-based) relating to personal data processing activities to notify the Department of Cyber Security and Hi-tech Crime Prevention under the Ministry of Public Security upon (i) occurrence of a violation of personal data protection (i.e., a data breach); and (ii) conducting a cross-border personal data transfer. Furthermore, data subject rights and obligations, specific responsibilities of data controllers, data processors and third parties are also specified under this document.

Personal Data Protection–Malaysia

The Personal Data Protection Act 2010 (the “Malaysia PDPA”) regulates the processing of personal data in commercial transactions. The Malaysia PDPA applies insofar as the personal data of a customer is processed (for example, name, identification card number, address, phone number, email address). The definition of “personal data” under the Malaysia PDPA includes any information in respect of commercial transactions, which relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. The Malaysia PDPA sets out seven (7) personal data protection principles to be complied with: General Principle, Notice and Choice Principle, Disclosure Principle, Security Principle, Retention Principle, Data Integrity Principle, and Access Principle. Additionally, the Personal Data Protection Regulations 2013 and the Personal Data Protection Standard 2015 set out in detail the requirements to be complied with in respect of the seven (7) principles.

The General Code of Practice of Personal Data Protection (“General CoP”) sets out the best practices for data users in meeting the Malaysia PDPA requirements when undertaking commercial transactions, by further elaborating the seven (7) principles enumerated in the Malaysia PDPA. In particular, the General CoP clarifies the manner in which consent obtained from data subjects can be recorded and maintained. Such consent can be obtained in various forms, including through a clickable box, by conduct or performance, or verbally. The relevant data users are required to develop and implement appropriate compliance policies and procedures to ensure compliance with the General GoP and the Malaysia PDPA.

The Personal Data Protection Code of Practice for Licensees under the Communications and Multimedia Act 1998 (“CMA PDPA CoP”) outlines guidelines for the communications sector in Malaysia to comply with the Malaysia PDPA. In addition to the seven (7) principles enumerated in the Malaysia PDPA, the CMA PDPA CoP covers best practices for data management in the communications sector, including the use of clear and concise privacy notices, the implementation of access controls and data retention policies, and the use of encryption and other security measures to protect personal data. In addition, the CMA PDPA CoP outlines the requirements for cross-border data transfers, which involve the transfer of personal data outside of Malaysia, which include obtaining consent from data subjects, ensuring that the receiving country provides an adequate level of protection for personal data and implementing appropriate contractual and technical safeguards to protect personal data during the transfer process.

The General Consumer Code of Practice for the Communications and Multimedia Industry Malaysia (“Consumer CoP”) sets out the obligations in relation to the protection of personal information and sets out the rules in respect of the protection of consumer information policy and principles on notice, disclosure, consent, choice, data security, data quality and access. Accordingly, a service provider may collect and maintain necessary data / information of consumers for tracking practices, provided that the collection and maintenance of such data / information shall be fairly and lawfully collected and processed, processed for limited purposes, adequate, relevant and not excessive, accurate, not kept longer than necessary, processed in accordance with the data subject’s rights, secure and not transferred to any party without the consumer’s prior approval. Consumers must also be given the opportunity to exercise their choice in respect of how individually identifiable information collected from them may be used.

Regulations on Intellectual Property

Copyright Act, 1957–India

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

Regulations on Intellectual Property–Singapore

Singapore provides a comprehensive legal framework and supporting infrastructure for protecting patents, copyrights, trademarks and industrial designs.

Singapore protects inventive designs and processes through the Patents Act 1994 (as amended from time to time), which is based on the United Kingdom’s Patents Act of 1977. Singapore patents are protected internationally under the Patent Cooperation Treaty (PCT). A patent in Singapore is valid for 20 years, so long as the owner pays the annual renewal fees. Once registered, the owner can use, sell or license the patent. The criteria Singapore uses in granting a patent is that the process or design: (i) is new (i.e., should not be publicly know anywhere in the world), (ii) it must be an improvement that would not be obvious to someone with technical skill or knowledge in that field and (iii) should have practical application, which is generally in line with the criterion in the United Kingdom and the United States.

If a product or process is found to infringe a registered patent, the court can order damages and an injunction on the use of the infringing product or process.

Singapore’s Copyright Act 2021 (as amended from time to time, the “CA”) protects original works such as novels, computer programs, videos and performances, but does not include ideas, procedures, methods or discoveries because these are considered expressions of the underlying idea or discovery. There is no registration process for copyrighting in Singapore, and the copyright begins when the work is created- the author must take steps to show that he or she created the copyrighted work first in order to establish ownership. The author, or owner, of copyrighted material has the exclusive right to publish, perform, broadcast or adapt the work, and can assign or license all or part of the rights to others. An assignment of copyright needs to be in writing; a license need not be in writing and can be exclusive or non-exclusive. The protections Singapore affords through copyright and the length of those protections varies by the type of work it is.

Copyright infringement may be classified as: (i) primary infringement, covering direct unauthorized usage of the copyrighted work and (ii) secondary infringement, such as import, sale or exhibition of items which the infringer know or should have known was made without the copyright owner’s consent, false attribution of the authorship of a copyrighted work and false removal or alteration of rights management information electronically attached to a copyrighted work.

Subject to the general exception for “fair use,” a copyright owner can look to civil remedies for infringement include damages, an injunction and destruction of the infringing work, or “statutory damages” of not more than S$10,000 per work and S$200,000 in the aggregate. A person who infringes a copyright in Singapore can also be subject to criminal penalties. A person convicted of “primary infringement” may be punished with a fine of up to S$20,000 and/or a jail term of up to six months. A person convicted of “secondary infringement” may be punished with a fine of up to S$10,000 per work and S$100,000 in the aggregate and/or the jail term cannot exceed five years.

Singapore protects trademarks through the Trade Marks Act (Cap 332, 2005 Rev Ed) as amended from time to time (the “Singapore TMA”) as well as under common law (mutually independent of each other). Protection under the Singapore TMA is conditional upon registration of the trademark with the Registry of Trade Marks within the Intellectual Property Office of Singapore (“IPOS”), with the exception of special protection granted under the Singapore TMA to ‘well known’ trademarks, and such protection is valid for 10 years from the date of registration and renewable for further periods of 10 years. Registration may be obtained through (i) a domestic application filed with the Registry of Trade Marks or (ii) an international application filed under the Madrid Protocol designating Singapore as a country where protection is sought, and a person who has earlier filed an application for registration in a Paris Convention/WTO country may, if he files for registration in Singapore within six months from the date of such application, claim a right of priority. Singapore follows the Nice Agreement Concerning the International Classification of Goods and Services for the Purposes of the Registration of Marks.

A registered trade mark may be assigned or licensed by the registered proprietor, and such assignment or licensing should be registered with the Registry of Trade Marks in order to be effective against a person acquiring a conflicting interest in the trade mark unaware of such assignment or license.

A registered proprietor of trademarks can look to a range of civil remedies for infringement, such as injunctions, either damages or an account of profits, or an order for delivery up and/or disposal of infringing articles in relation to the registered design. Where the infringement involves the use of a counterfeit trademark, the court may even award statutory damages of up to S$1 million without proof of actual loss. Aside from these civil remedies, the registered proprietor may also enforce his trademark rights in criminal proceedings for infringing activities such as (i) counterfeiting a registered trademark, (ii) falsely applying a registered trade mark to goods or services, (iii) making or possessing articles for such infringement offence and (iv) importing or selling goods with falsely applied trademark. Conviction for any of these offences attracts a fine of up to S$100,000 and/or imprisonment for a maximum term of five years.

Industrial Designs

Protection of industrial designs is available under the Registered Designs Act (Cap 266, 2005 Rev Ed), as amended from time to time (the “RDA”). This Act is modelled on the UK Registered Designs Act 1949 (as amended in 1988). Registration may be obtained through (i) a domestic application filed with the Registry of Designs within IPOS or (ii) an international application filed under the Geneva Act of the Hague Agreement Concerning the International Registration of Industrial Designs designating Singapore as a country where protection is sought, and a person who has earlier filed an application for registration in a Paris Convention/WTO country may, if he files for registration in Singapore within six months from the date of such application, claim a right of priority. The maximum duration of the protection conferred by registration is 15 years from the date of registration. Singapore follows the specification and classification determined by the Locarno Agreement Establishing an International Classification for Industrial Designs.

A registered design may be assigned or licensed by the registered owner, and such assignment or licensing should be registered with the Registry of Designs in order to be effective against a person acquiring a conflicting interest in the design unaware of such assignment or license.

A registered owner can look to a range of remedies for infringement such as injunctions, either damages or an account of profits, an order for delivery up and/or disposal of infringing articles in relation to the registered design. However, if the registered owner fails in its claim of infringement, it may be liable for a counterclaim for making groundless threats of design infringement. The remedies in such a counterclaim can include an injunction against the continuance of the threats, damages as well as a declaration that the threats are unjustifiable.

Where a registered design qualifies for protection under the RDA as well as the CA, there is no cumulative protection under registered design and copyright law: protection is available under the RDA only. Also, if a design is registrable under the RDA but has not been registered, the design will neither be covered by the registered design nor the copyright regime.

Copyrights–Indonesia

Copyrights in Indonesia are regulated under Law No. 28 of 2014 on Copyrights (the “Indonesia Copyright Law”). Indonesia adopts the declarative system of copyright protection whereby a copyright is an exclusive right of a creator of content which arises automatically after a creation appears in a concrete form. The Indonesia Copyright Law protects creations in the field of science, arts and literature, which includes, among others, computer programs, video games, photography, songs or music with or without lyrics, and all forms of art.

Regulations on Intellectual Property–Vietnam

Intellectual property rights in Vietnam are mainly governed by the Law on Intellectual Property, its guiding documents such as Decree 103/2016/ND-CP, Decree 100/2006/ND-CP, etc., together with certain international agreements to which Vietnam is a signatory.

In order for certain intellectual property rights to be recognized and enforceable in Vietnam, intellectual property owners must register those rights. Copyrights may be registered with the Department of Copyright of Vietnam but the registration is not compulsory. As a member of the Berne Convention, all copyrights will be protected automatically. Industrial property, such as patents, trademarks (except for well-known trademarks) and industrial design, must be registered with the Intellectual Property Office of Vietnam (the “VNIPO”) in order to be protected in Vietnam, although unregistered rights may be protectable under the laws of unfair competition or passing off. A well-known trademark may be protected based on its use without registration and a trademark license is not required to be registered with the VNIPO in order to have validity against a third party.

Regulations on Intellectual Property–Malaysia

Trademark

Trademarks in Malaysia are governed by the Trademarks Act 2019, and the Trademarks Regulations 2019. Once a trademark is registered, the registered proprietor of the trademark has the exclusive rights to use the trademark and to authorize other persons to use the trademark, in relation to the goods or services for which the trademark is registered. Registered trademarks are valid for ten (10) years from the date of filing of the application and are renewable for subsequent periods of ten (10) years each. Subject to limited exceptions, no person or enterprise other than the registered proprietor or persons authorized by the registered proprietor may use the trademark, otherwise infringement actions may be taken against such person or enterprise.

Copyrights

The main governing legislation for copyright law in Malaysia is the Copyright Act 1987. Pursuant to the Copyright Act 1987, authors of protected works enjoy various exclusive rights, including the rights of reproduction in any material forms, communication to the public, performance, showing or playing to the public, and distribution of copies to the public by sale or other transfer of ownership. Literary works, musical works and artistic works are eligible for copyright protection if sufficient effort has been made to make the works original in character; and the works have been written down, recorded or otherwise reduced to a material form. There is no formal system for registration of copyright in Malaysia. Copyright is conferred automatically on a work once all statutory requirements have been met. That said, copyright owners can claim ownership by way of a Statutory Declaration or by filing a Voluntary Notification at the Intellectual Property Corporation of Malaysia (MyIPO). Online games and computer programs are eligible for copyright protection in Malaysia.

Patents

The Patents Act 1983 (the “Malaysia PA”) and the Patents Regulations 1986 govern the protection of inventions in Malaysia. An invention is eligible for patent protection if it is new, involves an inventive step, is industrially applicable, and is not explicitly excluded by the Malaysia PA. Examples of excluded items include discoveries, rules, and methods for doing business or playing games. Once granted, a patent is valid for a maximum of twenty (20) years from the date of filing, subject to yearly renewal. The owner of a patent is granted exclusive rights to exploit the patented invention, assign or transfer the patent, enter into licensee contracts, and deal with the patent as the subject of a security interest. Anyone seeking to deal with a patent exclusively owned by someone else must obtain prior consent. Infringement of a patent occurs when a person performs any of the acts under the exclusive control of the patent owner without authorization. Such acts include the manufacture, importation, offer for sale, sale, or use of the patented product or process.

Mainland China Regulations

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and cross-border smart commerce solution services, are covered extensively by a number of existing laws and regulations issued by various governmental authorities of mainland China. With the sale of YY Live being substantially completed with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities, we believe the majority of our business, especially our global platforms that we operate outside mainland China, is not subject to the above regulations. Yet as we maintained some of our audio and video capabilities and functions and cross-border smart commerce solution services in mainland China, our remaining business operations in mainland China are subject to regulations issued by the below authorities, including:

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

As the online social platform and cross-border smart commerce solution services are still at an early stage of development in mainland China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online social platform industries and cross-border smart commerce solution services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Uncertainties in the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.” This section sets forth the most important laws and regulations that govern our current business activities in mainland China and that affect the dividends payment to our shareholders.

Regulations on Overseas Listing by Domestic Companies

On August 8, 2006, six governmental agencies in mainland China jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in companies in mainland China and controlled directly or indirectly by companies or individuals in mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding of our PRC counsel, Fangda Partners, on the current laws, rules and regulations in mainland China and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the Nasdaq Global Select Market because (a) our subsidiaries in mainland China, Beijing Huanju Shidai and Guangzhou Huanju Shidai, are foreign-invested enterprises established by foreign enterprises, (b) we did not acquire any equity interest or assets of a domestic company in mainland China owned by companies or individuals in mainland China as defined under the M&A Rules, and (c) there is no provision that clearly classifies the contractual arrangements among our subsidiary in mainland China, Beijing Huanju Shidai, the variable interest entities and their shareholders as a transaction regulated by the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, we are also advised by our PRC counsel that there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Fangda Partners summarized above is subject to change. If the CSRC or another mainland China’s regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other mainland China’s regulatory agencies.

On July 6, 2021, the relevant mainland China’s governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law, within which, it is mentioned that the administration and supervision of overseas-listed companies based in mainland China will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic companies, or the Overseas Listing Trial Measures, and relevant five guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, domestic companies in mainland China that seek to offer and list securities in overseas markets, including secondary listing and follow-on offerings, either directly or indirectly, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer would be deemed as an indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) any of the operating revenue, total profit, total assets or net assets of domestic companies in mainland China for the most recent fiscal year accounts for 50% or more of the corresponding item as recorded in issuer’s audited consolidated financial statements; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The Overseas Listing Trial Measures also provides that the determination for indirect overseas offering shall follow the “substance-over-formality” principle. Meanwhile, the guidelines of the Overseas Listing Trial Measures provides that even if the issuer does not meet such criteria, the issuer may still be subject to the filing procedures with the CSRC following the “substance-over-formality” principle, which takes a variety of other factors into consideration such as the issuer’s filer status and disclosure in the offering documents.

In addition, the Overseas Listing Trial Measures provide that an overseas listing or offering is explicitly prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholder that are controlled by the controlling shareholder and/or actual controller.

In addition, pursuant to a press conference held by CSRC for the release of the Overseas Listing Trial Measures and the issuance of the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, published on the same day, domestic companies in mainland China who had already completed the overseas securities offering and listing before the effective date of the Overseas Listing Trial Measures are not required to file with CSRC immediately but shall file with CSRC in due course in case of any activities such as follow-on financing in the future that shall be filed with CSRC according to the Overseas Listing Trial Measures.

Given the uncertainty of the interpretation and implementation of the Overseas Listing Trial Measures and our global operations, substantial uncertainties remain and we could not rule out the possibility that we may be required to file the relevant documents with the CSRC in connection with our proposed offerings and listings outside mainland China in the future.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which came into effect on March 31,2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of mainland China and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in mainland China by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in mainland China. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside mainland China, it shall be subject to the approval procedures in accordance with relevant regulations in mainland China.

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

Regulation on Telecommunications Services and Foreign Ownership Restrictions

Investment activities in mainland China by foreign investors are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021), or the 2021 Negative List, which was promulgated on December 27, 2021 and became effective on January 1, 2022. According to the 2021 Negative List, the foreign stake in a value-added telecommunications service (except e-commerce, domestic multi-party communication, store-and-forward, and call center services) may not exceed 50%.

On December 30, 2019, the MOC and the SAMR jointly promulgated the Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. According to the Measures for the Reporting of Foreign Investment Information, where foreign investors carry out investment activities directly or indirectly within mainland China, foreign investors or foreign-invested enterprises shall report investment information to commerce departments in accordance with these Measures. A foreign investor who establishes a foreign-invested enterprise within mainland China shall submit an initial report through the enterprise registration system when undergoing formation registration of the foreign-invested enterprise. In the case of any modification of the information in the initial report, which involves the enterprise’s modification registration (recordation), the foreign-invested enterprise shall submit the modification report through the enterprise registration system when undergoing the enterprise’s modification registration (recordation).

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended respectively on September 10, 2008, February 6, 2016 and May 1, 2022, are the key regulations that regulate foreign direct investment in telecommunications companies in mainland China. The FITE Regulations stipulate that unless otherwise stipulated, the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including provision of internet content.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (a) foreign investors can only operate a telecommunications business in mainland China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in mainland China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (d) each value-added telecommunications service provider must have the necessary sites and facilities for its approved business operations and maintain such sites and facilities in the geographic regions covered by its license; and I all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our online platform in mainland China through Guangzhou Huaduo in mainland China, a subsidiary of Guangzhou Tuyue. Guangzhou Tuyue is indirectly held by selected individuals from our senior management team who are PRC citizens, through limited partnership in mainland China jointly established by these individuals. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.” Moreover, Guangzhou Huaduo is the registered holder of a majority of the domain names, trademarks and facilities necessary for daily operations in compliance with the MIIT Circular 2006. Based on our PRC counsel Fangda Partners’ understanding of the current laws, rules and regulations of mainland China, our corporate structure complies with all existing laws and regulations of mainland China. However, we were further advised by our PRC counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future laws and regulations off mainland China and thus there is no assurance that mainland China’s governmental authorities would take a view consistent with the opinions of our PRC counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, internet information commercial service providers shall obtain a value-added telecommunications business operation license (the “ICP license”), from the relevant local authorities before engaging in the providing of any commercial internet information services in mainland China, and the ICP license is subject to annual inspection within the first quarter of the next year according to the Administrative Measures for Telecommunications Business Operating Licensing, which was promulgated by the MIIT on March 5, 2009 and amended on July 3, 2017. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license. Each of Guangzhou Huaduo and Guangzhou BaiGuoYuan presently holds the ICP licenses on internet and mobile network information services issued by the Guangdong branch of the MIIT.

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

On June 27, 2022, the CAC promulgated the Administrative Provisions on Internet User Account Information, which took effect on August 1, 2022. The Provisions requires internet information service providers to assume their responsibilities as subjects in charge of internet user account information management, equip professional personnel and technical capabilities appropriate to the service scale, and establish, improve and strictly implement the management systems of real identity information authentication, account information verification, information content security, ecological governance, emergency response, and personal information protection.

On September 9, 2022, the CAC, the MIIT and SAMR jointly promulgated the Administrative Provisions on Internet Pop-Up Window Information Push Services, or the Pop-Up Window Provisions, which took effect on September 30, 2022. According to the Pop-Up Window Provisions, the Internet pop-up window information pushing service providers shall fulfill their responsibilities as subjects of information content administration, and establish and improve their management systems for information content review, ecological governance, data security and personal information protection and minor protection.

Regulations Related to Mobile Internet Applications Information Services

The mobile internet applications, or the APPs, are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, which were promulgated by the Cyberspace Administration of China, or CAC, on June 14, 2022 and became effective on August 1, 2022. The App Provisions set forth the relevant requirements on the APP information service providers. The CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide and local APP information respectively.

The APP information service providers shall satisfy relevant qualifications required by laws and regulations, carry out the information security management responsibilities strictly and fulfill their obligations in various aspects relating to authentic identity information certification, protection of users’ information, examination and management of information content, as follows: (i) shall authenticate the identity information of the registered users including their mobile phone number, identity card number, uniform social credit number and other identity information; (ii) shall fulfill data security protection obligations, establish and perfect the whole-process data security management, take technical measures and other security measures to ensure data security and strengthen risk monitoring and shall not harm national security and public interest or damage the legitimate rights and interests of others; (iii) while handling personal information, shall follow the principles of legality, legitimacy, necessity and integrity, have clear and reasonable purposes, disclose processing rules, comply with relevant provisions on the scope of necessary personal information, regulate personal information processing activities, and take necessary measures to protect the security of personal information, and shall not force users to agree on the processing of personal information for any reason or refuse users’ use of its basic functions and services due to users’ disagreement on providing non-essential personal information; (iv) shall establish and perfect the mechanism for the examination and management of information content, establish and perfect the management measures for user registration, account management, information examination, routine inspection, and emergency response, and have professionals and technical capabilities commensurate with the scale of services; (v) shall not induce users to download the APP by false publicity, bundled download, and other behavior, through automatic or manual ranking and views inflating, review control and other methods, or by using illegal and harmful information; (vi) shall immediately take remedial measures, notify users in a timely manner, and report to competent department according to the provisions when risks of the APP such as security defects and vulnerabilities has been found. (vii) shall insist on the principle that is most beneficial to minors, pay attention to the healthy growth of minors, fulfill various obligations of network protection for minors, and strictly implement the requirements for registration and login of minors’ user accounts with real identity information according to the law, and shall not provide minor users with related products and services that induce their addiction in any form or produce, copy, publish, or spread any information containing content that harms the physical and mental health of minors; (viii) shall conduct security assessment in accordance with relevant provisions when new technologies, a new App, and new functions with public opinion attributes or social mobilization capabilities are launched; and (ix) shall, in accordance with the laws and regulations and the relevant rules of the state, develop and disclose management rules, and enter into service agreements with registered users to specify the relevant rights and obligations of both parties.

On June 13, 2022, The National Information Security Standardization Technical Committee promulgated the Information Security Technology - Guide to the Administration of Personal Information Processing Activities of App on the Mobile Intelligent Terminal (Draft for Comments), which provides the guidelines for personal information security function design and personal information security risk management by mobile intelligent terminal.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by APPs in Violation of Laws and Regulations, which came into effect on the same day. The Measures explicitly classify acts that may be determined as “failing to make public the collection and use rules,” “failing to explicitly show the purposes, methods and scope of the collection and use of personal information,” “failing to collect and using personal information with a user’s consent,” “collecting personal information unrelated to the services it provides against the necessary principle” and “providing personal information to others without consent.”

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

Guangzhou Huaduo holds a valid Internet Culture Operation License covering our provision of online music. Most of the music offered on our websites is sung by grassroots performers along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the variable interest entities fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations in mainland China may be adversely affected.” Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “Item 3. Key Information—Item 3. D. Risk Factors—Risks Related to Our Business and Industry—We may face significant risks related to the content, information, communications and other activities on our platforms.” and “—Mainland China Regulations—Intellectual Property Rights—Copyright.”

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

Online Transmission of Audio-Visual Programs

According to the Administrative Provisions on Private Network and Targeted Publication of Audio-Visual Programs Services, or the Audio-Visual Provisions, which was promulgated by the SAPPRFT on April 25, 2016 and put into effect on June 1, 2016 and amended on March 23, 2021, to engage in the transmission and distribution of audio-visual programs, a License for the Online Transmission of Audio-Visual Programs is required. Foreign invested enterprises are not allowed to carry out such business.

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

Regulation on Advertising Business and Conditions on Foreign Investment

The SAMR is the primary governmental authority regulating advertising activities in mainland China. Regulations that apply to advertising business primarily include:

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

Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ business licenses.

On February 25, 2023, the SAMR promulgated the Internet Advertisement Management Measures, which will come into effect on May 1, 2023. The Internet Advertisement Management Measures further enhances the oversight over internet advertising activities covering all commercial advertising activities within mainland China for direct or indirect introduction of products or services via websites, web pages, internet apps and other internet media in the form of text, pictures, audio, video or other forms.

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

Intellectual Property Rights

Software

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in mainland China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights to be entitled to better protections. For the number of software programs for which we had registered rights as of December 31, 2022, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020, respectively. The most recently amended Patent Law of the People’s Republic of China, or the 2020 Patent Law came into force on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. According to the 2020 Patent Law, a patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patents we had and the number of patent applications we made as of December 31, 2022, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

To further clarify some key internet copyright issues, on December 17, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the Information Network Transmission Right Infringement Regulation. The Information Network Transmission Right Infringement Regulation took effect on January 1, 2013. The Information Network Transmission Right Infringement Regulation was amended on December 29, 2020 and came into effect on January 1, 2021. Under the Information Network Transmission Right Infringement Regulation, where an internet information service provider works in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to its findings on the degree of fault of the internet information service provider. The fault of the internet information service provider is determined according to various criteria, including situations where such provider knew or should have known of the network user’s infringement against third party’s information network transmission right. If an internet information service provider can prove that it has only provided network services through automatic access, automatic transmission, data storage space, search functions, links, document sharing technology, etc., and thereby argues that it has not been involved in any alleged joint infringement, the PRC court shall find in favor of such internet information service provider. If an internet information service provider fails to take necessary measures, the PRC court shall find that it acknowledges such infringement.

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

If, despite these precautions, such procedures fail to effectively prevent unauthorized posting or use of copyrighted content or the infringement of other third-party rights on our platforms, and the PRC courts find that certain safe harbor exemptions under PRC laws are not applicable to us because, for instance, a court finds that we knew or should have known about such infringement or that we have directly derived economic benefits from allowing such infringement activities on our platforms, we may be held jointly and severally liable with the performers, channel owners or other infringement parties in lawsuits initiated by the relevant third-party copyright holders or authorized users. See “Item 3. Key Information-D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement, misappropriation or other claims or allegations in multiple jurisdictions, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website or seeking license arrangements which may not be available on commercially reasonable terms.”

Domain Name

The Measures for Administration of Domain Names, or the Domain Name Measures, was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. For the number of domain names we registered as of December 31, 2022, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC (currently known as the Trademark Office of National Intellectual Property Administration) handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks we had and trademark applications we had made as of December 31, 2022, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Information Security and Censorship

Internet content in mainland China is regulated and restricted from a state security standpoint. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress, or the SCNPC in December 2000 and amended in August 2009, may subject violators to criminal punishment in mainland China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

Internet companies in mainland China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services providers to discontinue disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

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

On June 14, 2022, the CAC promulgated the Provisions on the Administration of Mobile Internet Applications Information Services, which came into effect on August 1, 2022. According to this provisions, mobile internet application providers and internet application distribution platforms shall not use mobile internet applications to carry out illegal activities that endanger national security, disturb public order, and infringe upon others’ lawful rights and interests, shall perform the main responsibility for information content management, establish and improve management systems for information content security management, information content ecological governance, network data security, personal information protection, and minors protection to ensure information content security.

On July 12, 2021, the MIIT, the CAC and the Ministry of Public Security jointly issued the Notice on Issuing the Provisions on the Management of Security Vulnerabilities of Network Products, which requires that, among others, no organization or individual may use network product security vulnerabilities to engage in activities that endanger network security, and may not illegally collect, sell, or publish network product security vulnerability information, and network product providers, network operators and network product security vulnerability collection platforms shall establish and improve network product security vulnerability information receiving channels and keep them open, and keep network product security vulnerability information receiving logs for no less than six months.

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

On September 17, 2021, the CAC and several other administrations jointly promulgated the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms. According to these opinions, enterprises shall establish an algorithm security accountability system and a system for the review of scientific and technological ethics, enhance the organizational structure for algorithm security, intensify efforts in the prevention of risks and the handling of risks, and increase the capacity and level in handling algorithm security emergencies. Enterprises shall also raise their awareness of responsibility and assume primary responsibilities for outcomes caused by the application of algorithms. On December 31, 2021, the CAC, together with the MIIT, the Ministry of Public Security and the SAMR, jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Industry and Information Technology Field (Trial), which took effect on January 1, 2023. According to these measures, a data processor in the field of industry and information technology shall file its catalogue of important data and core data to the local industrial regulatory department for recordation. Where there is any material change of the filing, the data processor in the field of industry and information technology shall undergo the change filing procedures within three months of such change. Important data and core data collected and produced by a data processor in the field of industry and information technology within mainland China shall be stored within mainland China, and shall conduct the security assessment if the cross-border transfer of data is necessary.

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

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective June 2017, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including, but not limited to, natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cyber Security Law, which impose more stringent legal liabilities for certain violations. As of the date of this annual report, such draft amendments have not been formally adopted.

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

On July 7, 2022, the CAC promulgated the Measures for Security Assessment of Cross-Border Data Transfer, which came into effect on September 1, 2022 and stipulates that data processors shall apply for security assessment for cross-border data transfer under certain circumstances and shall make self-assessment of the risks before applying for the security assessment. On August 31, the CAC further promulgated the Guidelines for the Security Assessment Application for Cross-border Data Transfer (first edition), which clarifies the application procedures and application materials required for the security assessment of cross-border data transfer under the Measures for Security Assessment of Cross-Border Data Transfer.

On November 14, 2021, the CAC published for public comment the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC and the requirement of cyber security review, including in case of data processors who process personal information of more than one million people seeking for listing abroad. As the Measures for Security Assessment of Cross-Border Data Transfer is relatively new, significant uncertainties remain in relation to their interpretation and implementation. In addition, as of the date of this annual report, there are uncertainties as to whether the Draft Cyber Data Security Regulations would be further amended, revised or updated and substantial uncertainties exist with respect to the enactment timetable and final content of such drafts. On November 1, 2021, the MIIT published the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services, which stipulates that enterprises shall provide a list of personal information collected and a list of personal information shared with third parties, and shall display such lists in the second-level menu of the APP for users’ access (“Dual Lists Obligation”). Furthermore, the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services requires certain enterprises as enumerated in its schedule to fulfill the Dual Lists Obligation by the end of 2021, but it does not provide a clear deadline for other enterprises.

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

Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008 and was amended on August 1, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abuse of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms operated in mainland China so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The core regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of mainland China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Dividend Distribution. The principal regulations governing distribution of dividends paid by wholly foreign-invested enterprises include the PRC Company Law, promulgated in 1993 and amended in 2004, 2005, 2013 and 2018, and the Foreign Investment Law and its Implementation Rules.

Under these regulations, a wholly foreign-invested enterprise in mainland China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 37. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or the SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in the SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, which amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate— Regulations of mainland China in relation to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

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

We and our PRC citizen employees who have been granted share options, restricted shares or restricted share units, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information-D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Regulations of mainland China in relation to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable the PRC Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and subsequently amended on February 24, 2017 and on December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008 and amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in mainland China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside mainland China with their “de facto management bodies” located within mainland China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the main guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) or SAT Bulletin No. 45, both issued by the SAT, which provide main guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its global income only if certain conditions set forth in Circular 82 are met.

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

Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes, uncertainty exists as to whether we will be deemed to be such by the relevant authorities. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information-D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

Dividends Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-mainland-China-resident holding enterprises are incorporated.

Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes. As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Item 3. Key Information-D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Labor Laws and Social Insurance

The principal laws that govern employment include:

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

C. Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and the primary operating variable interest entities and their significant subsidiaries:

JOYY Inc.
(Cayman Islands)
100%
Duowan Entertainment Corporation
(BVI)
100%
Funstage Technology Ltd
(BVI)
100%
100%
Runderfo Inc.(3)
(Cayman Islands)
100%
Goldenage Technology Investment Group Limited(3)
(Hong Kong)
17%
Topstage Technology Ltd
(BVI)
83%
Guangzhou Xiling Technology Co., Ltd.(3)
(Mainland China)
Guangzhou Yiling Network Technology Co., Ltd.(3)
(Mainland China)
100%
100%
Bigo Inc
(Cayman Islands)
100%
Cloud Solution Inc
(Cayman Islands)
100%
Cloud Internet Service Limited
(United Kingdom)
100%
Singularity IM, Inc.
(Delaware)
100%
Pagebites, Inc.
(Delaware)
100%
Cube Technology Pte. Ltd
(Singapore)
100%
Likeme Pte. Ltd.
(Singapore)
100%
Bigo Technology Pte. Ltd.
(Singapore)
100%
Bigo (Hong Kong) Limited
(Hong Kong)
100%
100%
Guangzhou Huanju Shidai Information Technology Co., Ltd.(1) (Mainland China)
Guangzhou Ruicheng Network Technology Co., Ltd.(1)
(Mainland China)
100%
Guangzhou Tuyue Network Technology Co., Ltd.(1)
(Mainland China)
100%
Guangzhou Huaduo Network Technology Co., Ltd.(1)
(Mainland China)
Guangzhou BaiGuoYuan Information Technology Co., Ltd.(2)
(Mainland China)
Guangzhou BaiGuoYuan Network Technology Co., Ltd.(2)
(Mainland China)
Equity interest
Contractual arrangements

(1)

Guangzhou Huaduo used to have contractual arrangements with our subsidiary in mainland China till April 1, 2022. Indirectly held through Guangzhou Tuyue, Guangzhou Huaduo is currently a wholly-owned subsidiary of Guangzhou Ruicheng, a variable interest entity with which we maintain contractual arrangements. Each of Guangzhou Yueyi Network Technology Partnership (LP) and Guangzhou Xuanyi Network Technology Partnership (LP) holds 50% of equity interest in Guangzhou Ruicheng. We also enter into contractual arrangements with the nominee shareholders of the variable interest entities and other stakeholders in order to enhance the stability and proper governance of the variable interest entities. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.”

(2)

Guangzhou BaiGuoYuan is a variable interest entity with which we maintain contractual arrangements, as of the date of this annual report. Guangzhou BaiGuoYuan is wholly owned by Guangzhou Qianxun Network Technology Co., Ltd., which is in turn owned by Guangzhou Fangu Network Technology Partnership (LP) and Guangzhou Wanyin Network Technology Partnership (LP), each holding 50% of equity interest in Guangzhou Qianxun Network Technology Co., Ltd. We also enter into contractual arrangements with the nominee shareholders of the variable interest entities and other stakeholders in order to enhance the stability and proper governance of the variable interest entities. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.”

(3)

On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our video-based entertainment live streaming business in mainland China, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The acquisition has been substantially completed, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. In April 2022, we and Baidu have agreed to extend the long stop date, which is the closing deadline of the proposed acquisition, indefinitely until the extension is terminated by either party.

D. Property, Equipment and Land Use Right

Our corporate headquarters is located in 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. We have leased office space with an aggregate area of 56,910 square meters, and we owned several buildings, with an aggregate area of 64,754 square meters.

The corporate headquarters of BIGO are located at the same premises in Singapore. BIGO also has local offices in mainland China, the United States, the United Kingdom and many other regions. As of the date of this annual report, BIGO has leased office space with an aggregate area of 39,706 square meters, of which 25,343 square meters are in Guangzhou and the remainder in other cities within and outside mainland China. BIGO’s physical servers are primarily hosted at internet data centers owned by major international internet data center providers hosted outside mainland China.

The headquarters of our subsidiaries in mainland China is located in Panyu District, Guangzhou, China, which comprises 37,548 square meters. We acquired a building in Zhuhai in October 2017 as branch office, which comprises 27,206 square meters. We also acquired the use right of a parcel of land located in Guangzhou in August 2015 and another one in Foshan in April 2021. Our capital commitment in connection with the construction of buildings located on the parcels of lands to which we acquired use right was US$29.3 million as of December 31, 2022. We currently expect to complete the planned construction in Guangzhou and Foshan in 2023 and 2026, respectively.

We believe that our existing facilities, including facilities under construction, are sufficient for our current and prospective needs in the foreseeable future and we will obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

See Notes 13 and 14 to our audited consolidated financial statements included elsewhere in this annual report for further information about our property and equipment and land use right.

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

A.    Operating Results

Overview

We are a global technology company with a mission to enrich lives through technology. We operate leading online social entertainment platforms that offer live streaming, short-form videos, instant messaging, casual games and beyond. We also operate a global smart commerce platform that enables merchants to easily build their brands online and sell their products to customers around the world.

Since our inception in 2005, we have successfully incubated, developed, and monetized several social entertainment products and platforms. Our expertise in building and operating vibrant social entertainment platforms was tested and proven first in mainland China. In 2014, foreseeing the massive global opportunities, we began our global expansion by investing in BIGO, followed by the internationalization of Hago in 2018, and the acquisition of BIGO in March 2019. In 2022, we consolidated Shopline through further equity investments, diversifying our product offerings in smart commerce and expanding our global footprint.

Today, we operate in a number of markets across the globe, including North America, Europe, the Middle East, Southeast Asia, Eastern Pacific regions and others. The global average mobile monthly active users on our social entertainment platforms reached 267.9 million in the fourth quarter of 2022, including 36.8 million of average monthly active users of Bigo Live, 45.3 million of average monthly active users of Likee, 6.7 million of average monthly active users of Hago, and 179.1 million of average monthly active users of imo.

Over the past few years, our global business has grown rapidly and our profitability has improved steadily. Our total net revenues increased from US$1.9 billion in 2020 to US$2.6 billion in 2021 and amounted to US$2.4 billion in 2022. Our net operating losses decreased from US$406.8 million in 2020 to US$106.7 million in 2021, and we realized net operating profit of US$50.7 million in 2022.

Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic use of our platforms is currently free to attract traffic, we monetize our user base mainly through virtual tips for live streaming. We derived our revenues primarily from live streaming services, accounting for 94.7%, 94.6% and 92.3% of our total net revenues in 2020, 2021 and 2022, respectively. We have been exploring additional monetization opportunities and diversifying our revenue sources in order to capitalize on the large and highly engaged user base of our platforms. We generate other revenues mainly from advertising services and e-commerce, and to a lesser extent, our online game business, memberships and other services. Such other revenues accounted for 5.3%, 5.4% and 7.7% of our total net revenues in 2020, 2021 and 2022, respectively.

On April 3, 2020 and August 10, 2020, we transferred 16,523,819 and 30,000,000 Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent, respectively. As a result of the closing of the share transfer, we currently hold 38,374,463 Class B ordinary shares of Huya with Tencent becoming the controlling shareholder of Huya, and Tencent consolidates financial statements of Huya. Starting from the second quarter of 2020, we no longer consolidate the operating results of Huya into our financial statements, and Huya’s historical financial results are and will be reflected in our consolidated financial statements as discontinued operations accordingly.

On November 16, 2020, we entered into definitive agreements with Baidu, Inc., or Baidu, and made certain amendments to the share purchase agreement on February 7, 2021, pursuant to which Baidu agreed to acquire our video-based entertainment live streaming business in mainland China, or YY Live, including the YY mobile app, YY.com website, and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical results of YY Live are reflected in our financial statements as discontinued operations, and accordingly, we ceased consolidation of YY Live business since February 8, 2021.

In August 2022, our subsidiary, Duowan Entertainment Corporation, together with other investors, entered into a definitive agreement with Shopline Corporation Limited, a company that operates the smart commerce platform “Shopline.” Pursuant to the agreement, we subscribed for certain number of series B preferred shares of Shopline for an aggregate cash consideration of US$182.9 million. Prior to the transaction, Shopline had been an investee of ours since 2020. As a result of the closing of the transaction, we started to consolidate the financial results of Shopline from September 2022.

Historically, we presented our financial results in RMB. Starting from January 1, 2021, we changed our reporting currency from RMB to U.S. dollars since a majority of our revenues and expenses are now denominated in U.S. dollars. We believe the alignment of the reporting currency with the primary functional currency of underlying operations would better illustrate our results of operations for each period. We have applied the change of reporting currency retrospectively to our historical results of operations and financial statements included in this annual report.

Major Factors Affecting our Results of Operations

Our business and results of operations are affected by general factors affecting the social entertainment and smart commerce industry in our target markets. Such general factors include:

●	overall macroeconomic growth and users paying sentiment;
●	growth of mobile internet usage and penetration rate;
●	changes in user preferences; and
●	growth and competitive landscape of the social networking, entertainment and smart commerce industry.

While our business and results of operations are influenced by the general factors summarized above, we believe that our results of operations are more directly affected by company-specific factors, which are mostly relevant to our live streaming business as we derived 94.7%, 94.6% and 92.3% of our total net revenues in 2020, 2021 and 2022, respectively, from live streaming business. The specific factors that more directly affect our business and results of operations include:

●	our ability to increase our popularity by offering new and attractive contents, products and services that allow us to monetize our platforms;
●	our ability to attract and retain a large and engaged user base;
●	our ability to attract and retain certain popular performers, agencies, channel owners and other business partners;
●	our cost and expense structure, and other resources directed to our operations;
●	COVID-19 and its long-term effect on user behaviors; and
●	fluctuations in the exchange rates of foreign currency in which the revenue we earn is denominated.

Discussion of Selected Statements of Operations Items

Revenues

Our live streaming revenues are primarily comprised of revenues from our social entertainment platforms, including Bigo Live, Likee, Hago, imo and others. Other revenues primarily include revenues from advertising, e-commerce, online games, membership and online education. Starting from the second quarter of 2020, we no longer consolidate the results of operations of Huya. The historical results of YY Live are reflected in our financial statements as discontinued operations. In addition, we started to consolidate the results of operations of Shopline from September 2022.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
		% of total net		% of total net		% of total net
	US$	revenues	US$	revenues	US$	revenues

	(in thousands, except for percentages)
Live streaming	1,815,826	94.7	2,476,790	94.6	2,225,518	92.3
Others	102,318	5.3	142,261	5.4	185,998	7.7
Total net revenues (1)	1,918,144	100.0	2,619,051	100.0	2,411,516	100.0
(1)	Revenues are presented net of rebates and discounts.

The following table sets forth the geographic locations from which we generated our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
		% of total net		% of total net		% of total net
	US$	revenues	US$	revenues	US$	revenues

	(in thousands, except for percentages)
Developed countries and regions(1)	639,442	33.4	913,947	35.0	866,107	35.8
Middle East(2)	475,662	24.8	621,775	23.7	514,992	21.4
Mainland China	336,200	17.5	440,797	16.8	473,941	19.7
Southeast Asia and others(3)	466,840	24.3	642,532	24.5	556,476	23.1
Total net revenues	1,918,144	100.0	2,619,051	100.0	2,411,516	100.0
(1)	Developed countries and regions mainly included the United States of America, the Great Britain, Japan, South Korea and Australia.
(2)	Middle East mainly included Saudi Arabia and other countries located in the region.
(3)	Southeast Asia and others mainly included countries located in Southeast Asia and India.

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

●	The number of paying users. In 2022, BIGO (including Bigo Live, Likee and imo) had 3.6 million paying users for our livestreaming services. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on the above-mentioned platforms at least once during the relevant period.
●	ARPU. In 2022, BIGO’s (including Bigo Live, Likee and imo) ARPU for live streaming was US$452. ARPU is calculated by dividing our total revenues from live streaming on the above-mentioned platforms during a given period by the number of paying users for our live streaming services on the above mentioned platforms for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users.

We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels.

Other revenues. We generate other revenues mainly from advertising services, and to a lesser extent, our online game business, memberships and online education services.

(i)	Advertising revenues. Advertising revenues were generated from sales of various forms of advertising and provision of promotion campaigns on our live streaming platforms.
(ii)

E-commerce business revenues. We operate several e-commerce platforms providing service solutions for merchants, including a global smart commerce platform that enables merchants to easily build their brands online and sell their products to users around the world.

(iii)

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

(iv)

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

(v)

Online education revenues. Online education service consists of vocational training, language training and K-12 afterschool education courses and we generated revenue from course fee. We disposed our major online education business in 2021.

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

Research and Development Expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) depreciation of office premise and servers utilized by research and development personnel, and (iv) rental expenses. Costs incurred during the research stage are expensed as incurred. We experienced a slight decrease in research and development expenses in 2021 and 2022, as compared to 2020, primarily due to decrease in personnel related expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, (ii) amortization of intangible assets from business acquisition, and (iii) salary and welfare for sales and marketing personnel. We experienced a slight decrease in sales and marketing expenses in 2021 and 2022, as compared to 2020, primarily due to our disciplined spending on user acquisition.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) impairment charge, and (iv) professional service fees. Our general and administrative expenses was higher in 2021, as compared to those for 2020 and 2022, primarily due to an impairment charge for certain equity investments without readily determinable fair values.

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

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$

	(in thousands)
Research and development expenses	302,818	279,781	261,807
Sales and marketing expenses	505,389	468,407	400,435
General and administrative expenses	146,666	221,731	141,826
Goodwill impairment	—	—	14,830
Total	954,873	969,919	818,898

Operating Income

Gain on disposal of business

We disposed our online education business in 2021 and recognized related gain of US$5.0 million. We did not record any gain on disposal of business in 2020 or 2022.

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

Bigo Singapore applied for the Incentive and received approval in October 2018. Bigo Singapore is entitled to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022. Bigo Singapore renewed its qualification in 2022 and is entitled to continue to enjoy such beneficial tax treatment from 2023 to 2027, and will need to re-apply for the Incentive qualification renewal in 2028. Other subsidiaries incorporated in Singapore were subject to 17% of their taxable income.

Mainland China

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and variable interest entities operating in mainland China. On March 16, 2007, the PRC National People’s Congress promulgated the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. These subsidiaries and VIEs are subject to EIT Law on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in mainland China. All our entities in mainland China are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that BaiGuoYuan Technology can enjoy for the periods reported as a result of its qualification as a HNTE.

According to a policy promulgated by the mainland China’s state tax bureau and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses before 2018 so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, and 100% for manufacturing companies since 2018. Certain subsidiaries and VIEs have claimed such Super Deduction for the period reported.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in mainland China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in mainland China is subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from our subsidiaries in mainland China and the variable interest entities to us and our subsidiaries outside mainland China. In 2022, Guangzhou Huanju Shidai declared and distributed a cash dividend of part of its stand-alone 2020 earnings, totaling to US$110.0 million, to its direct oversea parent company, Duowan BVI. As a result, Guangzhou Huanju Shidai paid a withholding tax in the amount of US$11.0 million in 2022. We do not have any present plan to pay out the retained earnings in subsidiaries in mainland China and the variable interest entities in the foreseeable future. Accordingly, no further WHT has been accrued.

For more information on tax regulations of mainland China, see “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Regulation on Tax.”

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

The COVID-19 has affected and may continue to affect our business and our users’ behaviors. As an effort to contain the spread of COVID-19, many countries took precautionary measures that reduced economic activities, including temporary closure of corporate offices, retail outlets and other business facilities, as well as strict implementation of quarantine measures. These measures adversely impacted the macroeconomic environment as well as the income and personal financial condition of many individuals, which in turn adversely affected the willingness of some of our users to purchase virtual items or other products or services on our platforms. The pandemic also adversely affected the activity level of certain users and broadcasters on some of our social entertainment platforms in certain regions, particularly those who are interested in, or rely on, offline activities and offline venues.

On the other hand, lockdown and social distancing measures implemented to control the spread of COVID-19 have led to the increase in demand for premium online entertainment content and authentic social engagement. As a result, we experienced an increase in user traffic on our live streaming and short-form video platforms and time spent by our users on our platforms during the lockdown period, which partially led to the rapid growth of our global business. However, there can be no assurance that such momentum will sustain in the future.

With the lockdown and social distancing measures being largely relaxed or lifted in many areas of the world in late 2021 and 2022, we have observed some moderation in online activities and fluctuations in user engagement in our businesses. Relaxation of pandemic-related restrictions may decrease the willingness of users to remain at home, and instead make travelling and other offline activities more attractive, which may adversely affect the usage of our platforms by our users and their spending habit. The overall situation of COVID-19 has been significantly improved and normalized in 2023. However, there remains uncertainty as to the future impact of the virus. Hence, the extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations have been and may continue to be affected by the COVID-19 pandemic.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our business has grown rapidly since our inception, and our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance. Starting from April 3, 2020, we no longer consolidate the operating results of Huya into our financial statements. In addition, as a result of the definitive agreements entered into with Baidu on the sale of YY Live, which has been substantially completed with certain matters to be completed in the future, including necessary regulatory approvals from government authorities, the historical financial results of YY Live are reflected in our consolidated financial statements as discontinued operations, and accordingly, we ceased consolidation of the YY Live business since February 8, 2021. Furthermore, we started to consolidate Shopline from September 2022. For the avoidance of confusion, the continuing operations of our consolidated financial statements for the year ended December 31, 2020, 2021 and 2022 primarily consisted of BIGO, excluding Huya and YY Live. The discontinued operations reported in our consolidated financial statements include the results of Huya from January 1, 2020 to April 3, 2020 and the results of YY Live from January 1, 2020 to February 8, 2021.

	For the Year Ended December 31,
	2020		2021		2022
		% of total		% of total		% of total
	US$	net revenues	US$	net revenues	US$	net revenues

	(in thousands, except for percentages)
Total net revenues(1)	1,918,144	100.0	2,619,051	100.0	2,411,516	100.0
Live streaming	1,815,826	94.7	2,476,790	94.6	2,225,518	92.3
Others	102,318	5.3	142,261	5.4	185,998	7.7
Cost of revenues	(1,378,146)	(71.8)	(1,781,150)	(68.0)	(1,559,388)	(64.7)
Gross profit	539,998	28.2	837,901	32.0	852,128	35.3
Research and development expenses	(302,818)	(15.8)	(279,781)	(10.7)	(261,807)	(10.9)
Sales and marketing expenses	(505,389)	(26.3)	(468,407)	(17.9)	(400,435)	(16.6)
General and administrative expenses	(146,666)	(7.6)	(221,731)	(8.5)	(141,826)	(5.9)
Goodwill impairment	—	—	—	—	(14,830)	(0.6)
Total operating expenses	(954,873)	(49.8)	(969,919)	(37.0)	(818,898)	(34.0)
Gain on disposal of business	—	—	4,959	0.2	—	—
Other income	8,095	0.4	20,376	0.8	17,505	0.7
Operating (loss) income	(406,780)	(21.2)	(106,683)	(4.1)	50,735	2.1
Gain (loss) on deemed disposal and disposal of investments	272,281	14.2	(23,762)	(0.9)	4,113	0.2
(Loss) gain on extinguishment of debt and derivative	(6,277)	(0.3)	5,291	0.2	63,378	2.6
Gain (loss) on fair value changes of investments	160,849	8.4	(15,435)	(0.6)	424,304	17.6
Foreign currency exchange (losses) gains, net	(17,472)	(0.9)	(13,377)	(0.5)	11,666	0.5
Interest expense	(75,555)	(3.9)	(14,475)	(0.6)	(12,770)	(0.5)
Interest income and investment income	89,078	4.6	91,233	3.5	93,148	3.9
Other non-operating expense	(2,467)	(0.1)	(381)	0.0	—	—
Income (loss) before income tax expenses	13,657	0.7	(77,589)	(3.0)	634,574	26.3
Income tax expenses	(27,825)	(1.5)	(25,745)	(1.0)	(34,575)	(1.4)
(Loss) income before share of loss in equity method investments, net of income taxes	(14,168)	(0.7)	(103,334)	(3.9)	599,999	24.9
Share of loss in equity method investments, net of income taxes	(7,634)	(0.4)	(26,217)	(1.0)	(498,431)	(20.7)
Net (loss) income from continuing operations	(21,802)	(1.1)	(129,551)	(4.9)	101,568	4.2
Net income from discontinued operations	1,401,670	73.1	35,567	1.4	—	—
Net income (loss)	1,379,868	71.9	(93,984)	(3.6)	101,568	4.2
Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(6,971)	(0.4)	13,691	0.5	27,323	1.1
Net income (loss) attributable to controlling interest of the Company	1,372,897	71.6	(80,293)	(3.1)	128,891	5.3
Including: Net (loss) income from continuing operations attributable to controlling interest of the Company	(18,741)	(1.0)	(115,860)	(4.4)	128,891	5.3
Net income from discontinued operations attributable to controlling interest of the Company	1,391,638	72.6	35,567	1.4	—	—
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,564)	(0.3)	(5,236)	(0.2)	(5,426)	(0.2)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(4,000)	(0.2)	(4,000)	(0.2)	(4,000)	(0.2)
Net income (loss) attributable to common shareholders of the Company	1,363,333	71.1	(89,529)	(3.4)	119,465	5.0
Including: Net (loss) income from continuing operations attributable to common shareholders of the Company	(28,305)	(1.5)	(125,096)	(4.8)	119,465	5.0
Net income from discontinued operations attributable to common shareholders of the Company	1,391,638	72.6	35,567	1.4	—	—

(1)Net of rebates and discounts.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues. Our net revenues decreased from US$2,619.1 million in 2021 to US$2,411.5 million in 2022. This decrease was primarily driven by decrease in live streaming revenues.

Live streaming revenues. Our live streaming revenues decreased from US$2,476.8 million in 2021 to US$2,225.5 million in 2022. The overall decrease was primarily attributable to the decrease in the average revenue per paying user of BIGO, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities. The total number of paying users of BIGO (including Bigo Live, Likee and imo) decreased from 3.8 million in 2021 to 3.6 million in 2022, while the ARPU for live streaming business of BIGO (including Bigo Live, Likee and imo) decreased from US$509 in 2021 to US$452 in 2022.

Other revenues. Other revenues increased by 30.7% from US$142.3 million in 2021 to US$186.0 million in 2022. The increase was mainly due to the contribution from the consolidation of Shopline.

Cost of revenues. Our cost of revenues decreased from US$1,781.2 million in 2021 to US$1,559.4 million in 2022. The decrease was mainly due to a decrease in our revenue sharing fees and content costs, which decreased from US$1,158.4 million in 2021 to US$1,020.2 million in 2022. This decrease in revenue sharing fees and content costs was in line with the decrease in live streaming revenues. Bandwidth costs decreased by 19.7% from US$96.5 million in 2021 to US$77.5 million in 2022, primarily due to our improved efficiency in bandwidth usage. Payment handling costs was US$165.4 million in 2022, compare with US$212.7 million in 2021, which was in line with the decrease in live streaming revenues, as well as our proactive efforts in introducing third-party payment channels of lower-cost.

Operating expenses. Our operating expenses decreased from US$969.9 million in 2021 to US$818.9 million in 2022, primarily due to the decreases in research and development expenses, sales and marketing expenses and general and administrative expenses, partially offset by an increase in goodwill impairment.

Research and development expenses. Our research and development expenses decreased from US$279.8 million in 2021 to US$261.8 million in 2022. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from US$468.4 million in 2021 to US$400.4 million in 2022. The decrease was primarily due to our disciplined spending on user acquisition.

General and administrative expenses. Our general and administrative expenses decreased from US$221.7 million in 2021 to US$141.8 million in 2022. Our general and administrative expenses was higher in 2021 primarily due to an impairment charge for our equity investments.

Foreign currency exchange gains (losses). We had net foreign currency exchange gains of US$11.7 million in 2022, as compared to foreign currency exchange losses of US$13.4 million in 2021, primarily due to appreciation of U.S. dollar.

Interest income and investment income. Our interest income and investment income were US$93.1 million in 2022, as compared to US$91.2 million in 2021.

Income tax expenses. We recorded income tax expenses of US$34.6 million in 2022, as compared to US$25.7 million in 2021.

Share of loss in equity method investments. We recorded share of loss in equity method investments of US$498.4 million in 2022, as compared to US$26.2 million in 2021, primarily due to an impairment loss of US$417.2 million from an equity method investment recognized in 2022.

Net income (loss) from continuing operations. As a result of the foregoing, we had a net income from continuing operations attributable to common shareholders of our company of US$119.5 million in 2022, as compared to a net loss from continuing operations attributable to common shareholders of our company of US$125.1 million in 2021.

Net income from discontinued operations. We did not record any net income from discontinued operations attributable to common shareholders of our company in 2022, as compared to that of US$35.6 million in 2021.

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

Cost of revenues. Our cost of revenues increased by 29.2% from US$1,378.1 million in 2020 to US$1,781.2 million in 2021. The increase was mainly due to an increase in our revenue sharing fees and content costs, which increased by 42.5% from US$812.7 million in 2020 to US$1,158.4 million in 2021. This increase in revenue sharing fees and content costs was in line with the increase in live streaming revenues. Bandwidth costs decreased by 19.8% from US$120.4 million in 2020 to US$96.5 million in 2021, primarily due to our improved efficiency in bandwidth usage and the termination of bandwidth usage for users in India, partially offset by Bigo Live’s user base expansion outside India. Payment handling costs increased from US$190.6 million in 2020 to US$212.7 million in 2021, which was in line with the increase in live streaming revenues, partially offset by our proactive efforts in introducing third-party payment channels of lower-cost.

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

Sales and marketing expenses. Our sales and marketing expenses decreased from US$505.4 million in 2020 to US$468.4 million in 2021. This decrease was primarily due to our disciplined spending on user acquisition via advertisement for Likee and Hago.

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

Net loss from continuing operations. As a result of the foregoing, we had a net loss from continuing operations attributable to common shareholders of our company of US$125.1 million in 2021 as compared to US$28.3 million in 2020.

Net income from discontinued operations. We had net income from discontinued operations attributable to common shareholders of our company of US$35.6 million in 2021 as compared to US$1,391.6 million in 2020. The decrease was primarily due to the gain on disposal of Huya amounting to approximately US$0.9 billion that was recorded as part of the net income from discontinued operations in 2020, as well as the deconsolidation of YY Live business since February 8, 2021.

Segment Reporting

For the years ended December 31, 2020, 2021 and 2022, there are two operating and reportable segments, which is the BIGO segment and the All other segment.

For clarification, the segment reporting information disclosed hereunder does not take the financial results of Huya and YY Live into account. Starting from the second quarter of 2020, we deconsolidated Huya and its historical financial results were reflected in our consolidated financial statements as discontinued operations accordingly. Also, as a result of the definitive agreements entered into with Baidu on the sale of YY Live on November 16, 2020, YY Live is represented as discontinued operations. YY segment was renamed as “All other” segment and has been recast to exclude the financial results of YY Live. The segment reporting information disclosed hereunder reflects the Huya and YY Live transactions and the elimination from historical segment results of both discontinued businesses as reportable segments.

Segment Revenues

Revenues from the BIGO segment primarily consist of the revenues generated from several social entertainment platforms, including Bigo Live, Likee, imo, and others. Revenues from the All other segment (formerly known as the YY segment) primarily consist of revenues generated from Hago, Shopline, and certain audio live streaming platforms. The table below sets forth our revenues by segment for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$

	(in thousands)
Net Revenues:
BIGO	1,732,811	2,323,758	1,997,021
All other	185,333	295,360	414,740
Elimination	—	(67)	(245)

BIGO

2022 compared to 2021. BIGO revenues decreased from US$2,323.8 million in 2021 to US$1,997.0 million in 2022, primarily due to the decrease in the average revenue per paying user of BIGO (including Bigo Live, Likee and imo), as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities.

2021 compared to 2020. BIGO revenues increased by 34.1% from US$1,732.8 million in 2020 to US$2,323.8 million in 2021, primarily due to the increases in number of paying users and average revenue per paying user of BIGO (including Bigo Live, Likee and imo).

All other

2022 compared to 2021. Revenues of All other segment increased by 40.4% from US$295.4 million in 2021 to US$414.7 million in 2022, primarily due to the contribution from the consolidation of Shopline.

2021 compared to 2020. Revenues of All other segment increased by 59.4% from US$185.3 million in 2020 to US$295.4 million in 2021, primarily due to the revenue growth of Hago and other products.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$

	(in thousands)
Operating Costs and Expenses:
BIGO	1,933,452	2,203,088	1,789,897
All other	399,567	548,048	588,634
Elimination	—	(67)	(245)

BIGO

Operating costs and expenses of BIGO mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, payment handling costs and other costs.

Cost of revenues.

2022 compared to 2021. The cost of revenues of BIGO decreased from US$1,539.2 million in 2021 to US$1,249.4 million in 2022, which was in line with the decrease in revenues.

2021 compared to 2020. The cost of revenues of BIGO increased by 27.5% from US$1,207.1 million in 2020 to US$1,539.2 million in 2021, which was in line with the increase in revenues.

Research and development expenses.

2022 compared to 2021. The research and development expenses of BIGO decreased from US$204.6 million in 2021 to US$168.1 million in 2022, primarily due to the decrease in salaries and welfare of research and development personnel.

2021 compared to 2020. The research and development expenses of BIGO increased by 5.4% from US$194.1 million in 2020 to US$204.6 million in 2021, primarily due to an increase in the salaries and welfare of research and development personnel.

Sales and marketing expenses.

2022 compared to 2021. The sales and marketing expenses of BIGO decreased from US$402.5 million in 2021 to US$311.5 million in 2022, primarily due to our disciplined spending on user acquisition via advertisement for Likee.

2021 compared to 2020. The sales and marketing expenses of BIGO decreased by 9.9% from US$446.5 million in 2020 to US$402.5 million in 2021, primarily due to our disciplined spending on user acquisition via advertisement for Likee.

General and administrative expenses.

2022 compared to 2021. The general and administrative expenses of BIGO increased from US$56.8 million in 2021 to US$60.8 million in 2022, primarily due to the increase in share-based compensation expenses.

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

Cost of revenues

2022 compared to 2021. The cost of revenues of All other segment increased by 28.2% from US$242.0 million in 2021 to US$310.3 million in 2022, which was in line with the increase in revenues.

2021 compared to 2020. The cost of revenues of All other segment increased by 41.5% from US$171.0 million in 2020 to US$242.0 million in 2021, which was in line with the increase in revenues.

Research and development expense

2022 compared to 2021. The research and development expenses of All other segment increased from US$75.2 million in 2021 to US$93.7 million in 2022, primarily due to the increase in staff-related expenses for research and development personnel.

2021 compared to 2020. The research and development expenses of All other segment decreased from US$108.7 million in 2020 to US$75.2 million in 2021, primarily due to the decrease in staff related expenses for research and development personnel.

Sales and marketing expenses

2022 compared to 2021. The sales and marketing expenses of All other segment increased from US$65.9 million in 2021 to US$88.9 million in 2022, primarily due to increased efforts in sales and marketing activities for most of the other products, partially offset by our disciplined spending on user acquisition.

2021 compared to 2020. The sales and marketing expenses of All other segment increased by 12.0% from US$58.9 million in 2020 to US$65.9 million in 2021, primarily due to increased efforts in sales and marketing activities for most of the other products, partially offset by our disciplined spending on user acquisition via advertisement for Hago.

General and administrative expenses

2022 compared to 2021. The general and administrative expenses of All other segment decreased from US$164.9 million in 2021 to US$81.0 million in 2022, primarily due to a decrease in impairment charge for equity investments.

2021 compared to 2020. The general and administrative expenses of All other segment increased from US$61.0 million in 2020 to US$164.9 million in 2021, primarily due to an increase in impairment charge for certain equity investments.

Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements that are relevant to us are included in Note 2(ll) to our audited consolidated financial statements, which are included elsewhere in this annual report.

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

As of December 31, 2020, 2021 and 2022, we had US$1,788.0 million, US$2,134.5 million and US$1,565.6 million, respectively, in cash, cash equivalents, restricted cash, and restricted short-term deposits of continuing operation.

As of December 31, 2022, our subsidiaries, the VIEs, and the VIEs’ subsidiaries located in mainland China held cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits and short-term investments in the amount of US$755.4 million. Aggregate undistributed earnings and reserves of our subsidiaries, the VIEs, and the VIEs’ subsidiaries located in mainland China that are available for distribution to our company as of December 31, 2022 were US$2,385.3 million. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in mainland China to our offshore subsidiaries. However, we plan to indefinitely utilize undistributed earnings in mainland China to meet our obligations and commitments there, including our capital expenditure in connection with the construction of buildings located in mainland China and working capital requirements for our research and development team.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$

	(in thousands)
Net cash (used in) provided by continuing operating activities	(2,717)	146,127	316,494
Net cash provided by (used in) continuing investing activities	690,170	(846,857)	(510,284)
Net cash used in continuing financing activities	(136,734)	(723,536)	(321,909)
Net increase (decrease) in cash, cash equivalents and restricted cash in continuing operations	550,719	(1,424,266)	(515,699)
Net increase in cash, cash equivalents and restricted cash in discontinuing operations	591,466	1,700,739	—
Cash, cash equivalents and restricted cash at the beginning of the year	652,427	1,819,571	2,134,492
Effect of exchange rate changes on cash, cash equivalents and restricted cash	24,959	38,448	(53,233)
Cash, cash equivalents and restricted cash at the end of the year	1,819,571	2,134,492	1,565,560
Less: Cash, cash equivalents and restricted cash of held for sales at the end of the year	31,600	—	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	1,787,971	2,134,492	1,565,560

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

Net cash provided by continuing operating activities amounted to US$316.5 million for the year ended December 31, 2022. In 2022, the difference between our net cash provided by continuing operating activities and our net income from continuing operations of US$101.6 million was primarily due to a non-cash item adjustment in depreciation of property and equipment of US$83.4 million, a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$65.2 million, a non-cash item adjustment in share-based compensation of US$44.1 million, a non-cash item adjustment in share of loss in equity method investments of US$498.4 million, partially offset by a non-cash item adjustment in gain on fair value change of investments of US$424.3 million, and a non-cash item adjustment in gain on extinguishment of debt and derivative of US$63.4 million.

Net cash provided by continuing operating activities amounted to US$146.1 million for the year ended December 31, 2021. In 2021, the difference between our net cash provided by continuing operating activities and our net loss from continuing operations of US$129.6 million was primarily due to a non-cash item adjustment in share-based compensation of US$33.4 million, a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$67.2 million, a non-cash item adjustment in depreciation of property and equipment of US$108.7 million, a non-cash item adjustment in loss on fair value change of investments of US$15.4 million, a non-cash item adjustment in impairment of investments of US$93.6 million, and a non-cash adjustment in loss on disposal and deemed disposal of investments of US$23.8 million, partially offset by a decrease in accrued liabilities and other current liabilities of US$89.5 million.

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

Net cash used in continuing investing activities amounted to US$510.3 million in the year ended December 31, 2022. Net cash used in continuing investing activities primarily resulted from the placement of short-term deposits and short-term investments in various banks in the amount of US$4,843.8 million, payments for purchase of property and equipment, other non-current assets of US$78.9 million, and cash paid for certain acquisitions and strategic investments of US$175.7 million, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of US$4,601.5 million.

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

Financing Activities

Net cash used in continuing financing activities was US$321.9 million in 2022, primarily attributable to cash paid for share repurchase of US$138.1 million, dividends paid to shareholders of US$145.9 million and cash paid for convertible bonds repurchase of US$87.7 million, partially offset by the proceeds of US$44.5 million from bank borrowings.

Net cash used in continuing financing activities was US$723.5 million in 2021, primarily attributable to cash paid for share repurchase of US$398.6 million, dividends paid to shareholders of US$160.1 million, and US$147.6 million repayment of bank borrowings.

Net cash used in continuing financing activities was US$136.7 million in 2020, primarily attributable to dividends paid to shareholders of US$64.6 million, cash paid for share repurchase of US$106.0 million and US$132.9 million repayment of bank borrowings, partially offset by the proceeds of US$155.7 million from bank borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our operating lease commitments, capital commitment, loan obligations and convertible notes obligations.

Our operating lease commitments consist of lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to our consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods. Payment due by December 31, 2022 for our operating lease commitments amounted to US$38.2 million, representing undiscounted cash payments of both leases recognized as lease liabilities on our consolidated balance sheet and lease commitments not recognized as lease liabilities.

Our capital commitments primarily consist of capital expenditures related to properties and additional investments in equity investments. We had outstanding capital commitments totaling to US$143.5 million as of December 31, 2022. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets.

Our loan obligations primarily consist of long-term loans borrowed from banks. In 2021, we entered into a long-term borrowing agreement with the Agricultural Bank of China as borrower, for an up to RMB1.1 billion loan facility with a floating interest rate determined based on the one-year loan prime rate for the construction of our building located on the parcel of land in Guangzhou to which we acquired use right. The loan was pledged by our entitlement to the rental income from such building and our land use right to the parcel of land located in Guangzhou, which amounted to US$227.6 million as of December 31, 2022. In 2021 and 2022, we drew down an aggregate principal amount of US$12.4 million under such loan facility. The total outstanding borrowings were US$7.4 million and US$0.4 million as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the total payments due for our loan obligations amounted to US$0.4 million. The loan was fully repaid in April 2023.

Our convertible notes obligations primarily consist of the 2025 Notes and the 2026 Notes we issued in June 2019. The 2025 Notes bear interest at a rate of 0.75% per year, and the 2026 Notes at a rate of 1.375% per year. Interest on the Notes will accrue from, and including, June 24, 2019 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2019. The 2025 Notes will mature on June 15, 2025 and the 2026 Notes will mature on June 15, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Each holder of the 2025 Notes has the right, at the option of such holder, to require us to repurchase for cash on June 15, 2023 all of such holder’s 2025 Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The holders’ repurchase right in relation to the 2025 Notes becomes exercisable at 9:00 a.m., New York City time, on Friday, May 12, 2023 and expires at 5:00 p.m., New York City time, on Tuesday, June 13, 2023.

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

Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2022.

Holding Company Structure

JOYY Inc. is a holding company with no material operations of its own. We conduct our operations primarily through (i) our subsidiaries in Singapore, the United States, the United Kingdom, and many other regions for a majority of our global business; and (ii) the variable interest entities and their subsidiaries for some of our remaining business in mainland China. As a result, JOYY Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these markets. In certain jurisdictions, such as Singapore, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for the jurisdiction of mainland China, under the laws and regulations of mainland China, if our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under law of mainland China, each of our subsidiaries and the variable interest entities in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our subsidiaries in mainland China have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, Etc.

In order to support the kind of multi-user, real-time online voice and video communications on a scale necessary for our platforms, we build and develop our own network infrastructure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. We incurred US$302.8 million, US$279.8 million and US$261.8 million research and development expenses in 2020, 2021 and 2022, respectively.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2022 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Others

Other revenues mainly generated from advertising, e-commerce business and membership.

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

We enter into advertising contracts directly with advertisers or third-party advertising agencies that represent advertisers. Payment terms and conditions vary by contract type, although the terms generally include a requirement of payment within one to three months. Both third-party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within three months. In instances where the timing of revenue recognition differs from the timing of billing, we have determined the advertising contracts generally do not include a significant financing component. The primary purpose of the credits terms is to provide customers with simplified and predictable ways of purchasing our advertising services, not to receive financing from our customers or to provide customers with financing.

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

E-commerce business revenues

We operate several e-commerce platforms providing service solutions for merchants, including a global smart commerce platform that enables merchants to easily build their brands online and sell their products to users around the world. We recognize revenue when the identified performance obligation is satisfied by rendering the promised service to the customer and when specific criteria have been met. Services are rendered when or as the customers benefit from the services rendered.

We also operate an e-commerce platform and display goods for end customers to select and order. We are responsible to arrange delivery of the goods to the end customers after customers place an order in the platforms. We recognize e-commerce business revenue equal to the sales price (net of sales discount) to the end customers when control of the inventory is transferred. Revenues derived from the e-commerce business are recorded on a gross basis, because (i) we are primarily responsible for fulfilling the promise to provide the specified good, (ii) we are subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and (iii) we have discretion in establishing the price of the specified goods.

Membership

We operate a membership subscription program where subscription members can have enhanced user privileges. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as deferred revenue-non current.

Accounts receivable

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. We adopted ASU 2016-13 from January 1, 2020 and maintains an allowance for credit losses in accordance with Topic 326 and records the allowance for credit losses as an offset to accounts receivable. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. In calculating the expected credit loss rates, we consider historical loss rates for each category of receivables and adjusts for forward looking macroeconomic data, including global GDP and external rates of non-performing loans. We used the modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$1.7 million recognized as of January 1, 2020.

Investments

Equity Investments Accounted for Using the Equity Method

We account for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. We adjust the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. We assess its equity investment for other-than-temporary impairment (which would require an adjustment to estimated fair value) by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. Impairment charges of US$417.2 million were recorded in share of loss in equity method investments for the year ended December 31, 2022 in relation to equity investments that were accounted for using equity method.

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

Equity Investments without Readily Determinable Fair Values

After the adoption of this new accounting standard, we elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known. Impairment charges related to equity investments without readily determinable fair values were recorded in general and administrative expenses for the years ended December 31, 2020, 2021 and 2022, totaling US$6.2 million, US$93.6 million and nil, respectively.

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

We deconsolidate our subsidiaries or business in accordance with ASC 810 as of the date we cease to have a controlling financial interest in our subsidiaries.

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

We assess goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine our reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where our segment manager regularly reviews the operating results of that component. We determined that we have three reporting units.

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

We have performed a goodwill impairment analysis on BIGO and other reporting units in the fourth quarter of 2020, 2021 and 2022. When determining the fair value of BIGO reporting unit, we used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value impairment analysis. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the five-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. For example, our efforts to attract more paying users and increase the spending level of paying users may not be as successful as forecasted and therefore the actual revenue growth may not be as high as forecasted. Based on our assessment, the fair value of BIGO segment reporting unit exceeded its carrying value by around 4% of the carrying value of the BIGO segment reporting unit as of December 31, 2022. Changes in these estimates and assumptions could materially affect the determination of fair value of the reporting unit. If the revenue growth increased or decreased by 100 basis points, our headroom would have increased or decreased by US$94.1 million and US$69.7 million. If the discount rate increased or decreased by 50 basis points, our headroom would have decreased or increased by US$59.5 million and US$63.2 million. If the growth rate used to calculate the terminal value increased or decreased by 100 basis points, our headroom would have increased or decreased by US$66.7 million and US$59.1 million. These potential changes in assumptions in comparison with those used by the company would not result in the BIGO reporting unit carrying amount exceeding its determined fair value. In addition, we also assessed the reasonableness of the fair value derived from our BIGO reporting unit discounted cash flow analysis after giving consideration to our net book value and market capitalization.

In the annual goodwill impairment assessment of our reporting units, we concluded that the carrying amount of a certain reporting unit exceeded its respective fair value and recorded a related impairment loss of US$14.8 million for the year ended December 31, 2022.

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

Impairment of long-lived assets

Long-lived assets other than investments and goodwill are evaluated for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. When such events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If we identify an impairment, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets based on a discounted cash flow approach or when available and appropriate to comparable market values. We test impairment of long-lived assets at the asset group level, the lowest level of assets with discrete cash flows.

Impairment charges related to the long-lived assets were recorded in general and administrative expenses for the years ended December 31, 2020, 2021 and 2022, totaling nil, nil and US$1.4 million, respectively.

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

We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, all of which are available to reduce future tax payable in our significant tax jurisdictions. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our subsidiary and VIE to generate taxable income in the future years. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a total valuation allowance to offset the deferred tax assets. As of December 31, 2020, 2021 and 2022, a total valuation allowance of US$150.3 million, US$213.7 million and US$242.1 million, respectively, was recognized against deferred tax assets. If we subsequently determine that all or a portion of the temporary differences are more like than not to be realized, the valuation allowance will be fully or partially released, which will result in a tax benefit in our consolidated statements of operations.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining the relevant provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on the balance sheet and under other expenses in the statements of other comprehensive income. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2020, 2021 and 2022, we did not have any significant unrecognized uncertain tax positions.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
David Xueling Li	48	Chairman of the Board and Director, Chief Executive Officer
Qin Liu	50	Director
Peter Andrew Schloss	62	Independent Director
Richard Weidong Ji	55	Independent Director
David Tang	68	Independent Director
Ting Li	40	Chief Operating Officer
Fuyong Liu	38	General Manager of Finance

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

Mr. Qin Liu has served as our director since June 2008. Mr. Liu co-founded 5Y Capital (formerly known as Morningside Venture Capital) in June 2007. Before co-founding 5Y Capital, Mr. Liu served various roles including as a business development director for investment at Morningside IT Management Services (Shanghai) Co. Ltd. from July 2000 to November 2008. Mr. Liu became a director of Xiaomi Corporation (HKEX: 1810) in May 2010, and currently serves as a non-executive director of Xiaomi Corporation. Since December 2014, Mr. Liu has served as a director of Agora, Inc. (Nasdaq: API). Currently, Mr. Liu has also served as a non-executive director of XPeng Inc. (NYSE: XPEV, HKEX: 9868) since September 12, 2019. Mr. Liu received his bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993, and his master’s degree in business administration from China Europe International Business School in April 2000.

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

Mr. Richard Weidong Ji has served as our independent director since May 2013. Mr. Ji currently also serves on the board of directors of Full Truck Alliance Co. Ltd. (NYSE: YMM). Mr. Ji is the cofounder and managing partner of All-Stars Investment Limited, which focuses on investing in internet technology leaders, such as Didi, SenseTime, Lufax, Xiaomi and Grab. From 2005 to 2012, Mr. Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top internet analysts covering the Chinese internet according to the Institutional Investor and Greenwich Associates’ annual surveys. Over Mr. Ji’s career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a doctor of sciences degree from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a bachelor’s degree in of Science from Fudan University in China.

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

B.    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of US$1.9 million in cash, including salaries and bonuses, to our directors and executive officers. For details on JOYY’s share incentive grants to our directors and officers, see “—Share Incentive Plans.” Other than the share incentive awards granted pursuant to JOYY’s share incentive plans, Ms. Ting Li and Mr. Fuyong Liu were also granted with share incentive awards of Shopline entitling them to certain number of shares in Shopline, which represented insignificant value as of the date of this annual report. For the fiscal year ended December 31, 2022, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits in an aggregate amount of US$0.1 million. We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2022.

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

As of March 31, 2023, options to purchase 9,414,400 Class A common shares, 11,179,892 restricted shares and 43,943,732 restricted share units were outstanding under the 2009 Scheme, the Amended and Restated 2011 Plan and the 2019 Arrangement.

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

Amended and Restated 2011 Share Incentive Plan

We adopted the original 2011 share incentive plan in September 2011, which was amended in October 2012 and further amended and restated in September 2021. Upon the adoption of the Amended and Restated 2011 Share Incentive Plan, or the Amended and Restated 2011 Plan, it replaced the previously adopted 2011 share incentive plan in its entirety and the awards granted and outstanding thereunder remain effective and binding under the Amended and Restated 2011 Share Incentive Plan. Under the Amended and Restated 2011 Plan, the maximum number of common shares reserved for issuance under the plan is 131,950,949, plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning in 2022, or such smaller number of common shares as determined by our board of directors. As of March 31, 2023, the maximum aggregate number of shares which may be issued under the Amended and Restated 2011 Plan is 171,950,949, subject to further adjustments. As of March 31, 2023, awards to purchase 54,147,984 Class A common shares under the Amended and Restated 2011 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.

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

Grants of Options

The following table summarizes, as of March 31, 2023, the outstanding options granted to our executive officers, directors and other individuals as a group under the Amended and Restated 2011 Plan.

	Common Shares
	Underlying
	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
Ting Li	*	4.7025	June 30, 2018	June 30, 2026
	*	3.5350	June 30, 2018	June 30, 2025
	*	3.5350	June 30, 2019	June 30, 2025
*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

Grants of Restricted Shares

As of March 31, 2023, the total amount of outstanding restricted shares granted to our executive officers, directors and other individuals as a group under the 2009 Scheme, the Amended and Restated 2011 Plan and the 2019 Arrangement is 11,179,892, among which no restricted shares are granted to our directors or management team.

Grants of Restricted Share Units

The following table summarizes, as of March 31, 2023, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 Scheme and the Amended and Restated 2011 Plan.

Common Shares Underlying
Name	Restricted Share Units Granted	Date of Grant
David Xueling Li	*	April 30, 2013

	*	June 20, 2014

Qin Liu	*	August 6, 2015

Peter Andrew Schloss	*	November 7, 2012

	*	June 16, 2014

	*	November 7, 2015

Richard Weidong Ji	*	May 23, 2013

	*	June 16, 2014

David Tang	*	May 23, 2013

	*	June 16, 2014

Ting Li	*	April 30, 2013

	*	June 20, 2014

	*	July 1, 2015

	*	June 30, 2018

	*	June 30, 2019

Fuyong Liu	*	December 30, 2019

	*	July 20, 2022

Other Individuals as a Group	37,261,407	January 1, 2011 to March 31, 2023
Total	43,943,732
*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	—	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.    Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2022:

	Number of
Functions	Employees	Percentage
Customer services and operations	2,721	41%
Research and development	2,852	43%
General and administration	575	8%
Sales and marketing	533	8%
Total	6,681	100%

We had a total of 7,931, 7,449 and 6,681 employees as of December 31, 2020, 2021 and 2022, respectively. The decrease of employees was primarily due to the reduction of our content moderation personnel as we partially outsourced such function to third-party vendors, partially offset by the increase in other employees due to the consolidation of Shopline. We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

As of March 31, 2023, we had a certain number of employees in mainland China. As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under law of mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.    Share Ownership

Class A Common Shares

As of March 31, 2023, we had 1,046,018,977 Class A common shares outstanding (excluding 250,327,847 outstanding restricted shares and treasury Class A common shares held by entities controlled by us).

Class B Common Shares

As of March 31, 2023, we had 326,509,555 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2023, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2023, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 1,046,018,977 Class A common shares outstanding (excluding 250,327,847 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares as of March 31, 2023.

	Class A	Class B
	Common Shares	Common Shares			Total
	Beneficially	Beneficially	Total Common Share		Voting
	Owned(1)	Owned(2)	Beneficially Owned		Power(5)
	Number	Number	Number(3)	%(4)%
Directors and Executive Officers:*
David Xueling Li(6)	160,505,284	203,768,062	364,273,346	26.5	79.4
Qin Liu	**	—	**	**	**
Peter Andrew Schloss	**	—	**	**	—
Richard Weidong Ji	**	—	**	**	**
David Tang	**	—	**	**	—
Ting Li	**	—	**	**	**
Fuyong Liu	**	—	**	**	**
All directors and executive officers as a group	179,688,754	203,768,062	383,456,816	27.7	79.6
Principal Shareholders:
YYME Limited (7)	156,340,804	203,768,062	360,108,866	26.2	50.9
Top Brand Holdings Limited (8)	—	122,741,483	122,741,483	8.9	—
T. ROWE PRICE ASSOCIATES, INC.(9)	78,363,440	—	78,363,440	5.7	1.8

Notes:

*      Except for Mr. Peter Andrew Schloss, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Qin Liu, the business address of our directors and executive officers is c/o 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. The business address of Mr. Qin Liu is Suite 905-6, 9th Floor, ICBC Tower, Three Garden Road, Hong Kong S.A.R. The business address of Mr. Peter Andrew Schloss is 602 Silver Tower, No. 2 Dong San Huan Bei Lu, Chaoyang District, Beijing 100027, People’s Republic of China. The business address of Mr. Richard Weidong Ji is Suite 2103, Two Exchange Square, 8 Connaught Place, Central, Hong Kong S.A.R. The business address of Mr. David Tang is 3306 Longwan Villa, Houshayu, Shunyi District, Beijing 101318, People’s Republic of China.

**	The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.
(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2023, by the sum of (i) 1,046,018,977 which is the total number of Class A common shares outstanding as of March 31, 2023 (excluding 250,327,847 outstanding restricted shares and treasury Class A common shares held by entities controlled by us), and (ii) the number of Class A common shares that such person or group has the right to acquire within 60 days after March 31, 2023.

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group by 326,509,555, being the total number of Class B common shares outstanding as of March 31, 2023.

(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)

For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2023.

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

(6)

Representing (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will become vested within 60 days of March 31, 2023. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares as of March 31, 2023, delegated the voting rights of such shares to Mr. David Xueling Li.

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

(8)

Representing 122,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 122,741,483 Class B common shares were delegated to Mr. David Xueling Li in August 2016. The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(9)

Representing 78,363,440 Class A common shares (or Class A common shares represented by ADSs) beneficially owned by T. ROWE PRICE ASSOCIATES, INC. as of December 31, 2022, as reported in a Schedule 13G/A filed by T. ROWE PRICE ASSOCIATES, INC. with the SEC on February 14, 2023. Please see the Schedule 13G/A filed by T. ROWE PRICE ASSOCIATES, INC with the SEC on February 14, 2023 for information relating to T. ROWE PRICE ASSOCIATES, INC. The principal business office of T. ROWE PRICE ASSOCIATES, INC. is located at 100 E. Pratt Street, Baltimore, MD 21202, the United States.

As of March 31, 2023, 1,372,528,532 of our common shares were issued and outstanding, including 326,509,555 Class B common shares and 1,046,018,977 Class A common shares (excluding 250,327,847 outstanding restricted shares and treasury Class A common shares held by entities controlled by us). Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that as of March 31, 2023, none of our total outstanding shares were held by record holder in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.     Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

VIE Structure and the Contractual Arrangements

The government of mainland China extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our platforms. To comply with these restrictions, we conduct our mainland China operations that are subject to these restrictions through the variable interest entities and the contractual arrangements with them. The contractual arrangements with the primary operating variable interest entities that we currently rely on to conduct our main operations in mainland China include (i) the contractual arrangements among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and its direct and indirect shareholders, and (ii) the contractual arrangements among Guangzhou Huanju Shidai, Guangzhou Ruicheng and its direct and indirect shareholders, through which we direct the business operations of Guangzhou Huaduo, a wholly-owned subsidiary indirectly held by Guangzhou Ruicheng.

We have completed the enhancement of the structure we use to hold the major operating variable interest entities so that we can better ensure the stability and proper governance of the operating variable interest entities as an integral part of our company, or the VIE Enhancement. Pursuant to the VIE Enhancement, an operating variable interest entity is typically held by a limited liability company in mainland China. This limited liability company in mainland China is in turn be directly or indirectly owned by two limited partnerships in mainland China, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a limited liability company in mainland China, as general partner (which is formed by a number of selected individuals of our company and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. For the primary operating variable interest entities, these individuals are Ting Li, Lin Song, and Di Fu (with respect to each of Guangzhou Huaduo and Guangzhou BaiGuoYuan). Following the VIE Enhancement, the designated wholly-owned entity, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements as summarized below.

There continue to be risks associated with the VIE structure in general. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of our contractual arrangements with our primary operating VIEs.

Contractual Arrangements with Guangzhou BaiGuoYuan

The following is a summary of the currently effective contracts among our subsidiary, BaiGuoYuan Technology, a variable interest entity, Guangzhou BaiGuoYuan Network Technology Co., Ltd., or Guangzhou BaiGuoYuan, and the direct and indirect shareholders of Guangzhou BaiGuoYuan.

Exclusive Service Agreement

Under each exclusive service agreement dated January 15, 2021 entered into among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and each direct and indirect shareholder of Guangzhou BaiGuoYuan, BaiGuoYuan Technology has the right to exclusively provide relevant services to Guangzhou BaiGuoYuan and each direct and indirect shareholders of Guangzhou BaiGuoYuan, including, without limitations, the licensing of software, technology support, training, research and business consulting services related to their applicable business, the scope of which is to be determined by BaiGuoYuan Technology from time to time. The service scope and service fee payable by such companies to BaiGuoYuan Technology is determined by the sole discretion of BaiGuoYuan Technology. The term of each exclusive service agreement is twenty years and will be automatically extended year by year unless BaiGuoYuan Technology delivers a prior written notice to such shareholder not to extend the term.

Proxy Agreement

Under each proxy agreement dated January 15, 2021 entered into among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and each direct and indirect shareholder of Guangzhou BaiGuoYuan, each such shareholder irrevocably authorized BaiGuoYuan Technology or its designee(s) to act on their respective behalf as proxy attorney, including, but not limited to, proposing to convene or attend shareholder meetings, voting at such meetings, appointing directors and senior management, disposal the equity interests under the respective exclusive service agreement. The term of each proxy agreement is twenty years and will be automatically extended year by year unless BaiGuoYuan Technology delivers prior written notice to the relevant parties under the proxy agreements not to extend the term.

Equity Interest Pledge Agreement

Under each equity interest pledge agreement dated January 15, 2021 entered into among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and each direct and indirect shareholder of Guangzhou BaiGuoYuan, each such shareholders of Guangzhou BaiGuoYuan pledged all of its equity interests to BaiGuoYuan Technology to guarantee the performance by such shareholder’s performance of their respective contractual obligations under the respective exclusive service agreement, exclusive option agreement, and proxy agreement to which such shareholder is a party. If such shareholder breach its contractual obligations under those agreements, BaiGuoYuan Technology, as the pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. We have completed the registration of the equity interest pledge under the equity interest pledge agreements with the relevant office of SAMR. The pledge will remain effective until the contractual obligations have been fully performed or the secured debts have been fully paid.

Exclusive Option Agreement

Under each exclusive option agreement dated January 15, 2021 entered into among BaiGuoYuan Technology, Guangzhou BaiGuoYuan and each direct and indirect shareholder of Guangzhou BaiGuoYuan, each such shareholder irrevocably granted BaiGuoYuan Technology or its designee(s) an exclusive call option to purchase all or any part of its equity interests, all or any part of its assets, and an exclusive call option to request the capital increase into the relevant entity, to the extent permissible by the then-applicable PRC laws and regulations, at BaiGuoYuan Technology’s sole discretion.

Contractual Arrangements with Guangzhou Ruicheng

The following is a summary of the currently effective contracts among our subsidiary, Guangzhou Huanju Shidai, a variable interest entity, Guangzhou Ruicheng, and the direct and indirect shareholders of Guangdong Ruicheng.

Exclusive Services Agreement

Under each exclusive services agreement dated December 9, 2020 entered into among Guangzhou Huanju Shidai, Guangzhou Ruicheng and each direct and indirect shareholder of Guangzhou Ruicheng, Guangzhou Huanju Shidai had the exclusive right to provide to Guangzhou Ruicheng and each direct and indirect shareholder of Guangzhou Ruicheng services related to their applicable business. Guangzhou Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of each exclusive services agreement. The service scope and service fee payable by Guangzhou Ruicheng and each of its direct and indirect shareholders to Guangzhou Huanju Shidai is determined by the sole discretion of Guangzhou Huanju Shidai. The term of each exclusive services agreement is twenty years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers a prior written notice to Guangzhou Ruicheng or its director and indirect shareholders not to extend the term.

Voting Rights Proxy Agreement

Under each voting rights proxy agreement dated December 9, 2020 entered into among Guangzhou Huanju Shidai, Guangzhou Ruicheng and each direct and indirect shareholder of Guangzhou Ruicheng, each such shareholders of Guangzhou Ruicheng irrevocably executed a power of attorney and appointed Guangzhou Huanju Shidai’s designated representatives as its attorney-in-fact to exercise the shareholders’ rights of such shareholders, including, without limitation, the power to vote on its behalf on all matters shareholder approval under PRC laws and regulations and the articles of association and their amendments from time to time and the rights to information. The term of each voting rights proxy agreement is twenty years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers a prior written notice to the relevant parties under the voting rights proxy agreements not to extend the term or upon mutual written agreement by all parties.

Exclusive Option Agreement

Under each exclusive option agreement dated December 9, 2020 entered into among Guangzhou Huanju Shidai, Guangzhou Ruicheng and each direct and indirect shareholders of Guangzhou Ruicheng, each such shareholder irrevocably granted Guangzhou Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in the relevant entities. Guangzhou Huanju Shidai or its designated representative(s) had sole discretion as to when to exercise such options, either in part or in full. Without Guangzhou Huanju Shidai’s prior written consent, the direct and indirect shareholders of Guangzhou Ruicheng shall not sell, transfer, mortgage or otherwise dispose their equity interests that directly or indirectly relating to Guangzhou Ruicheng. Each exclusive option agreement will remain effective until all the equity interests in or assets held by the relevant shareholders are transferred to Guangzhou Huanju Shidai or its designated representative(s) or may be terminated at Guangzhou Huanju Shidai’s sole discretion.

Equity Interest Pledge Agreement

Under each equity interest pledge agreement dated December 9, 2020 entered into among Guangzhou Huanju Shidai, Guangzhou Ruicheng and each direct and indirect shareholder of Guangzhou Ruicheng, each such shareholder of Guangzhou Ruicheng pledged all of its equity interests to Guangzhou Huanju Shidai to guarantee the performance by such shareholders’ performance of their respective contractual obligations under the exclusive service agreement, exclusive option agreement, and voting rights proxy agreement. If such shareholder breached its contractual obligations under those agreements, Guangzhou Huanju Shidai, as the pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. The pledge will remain effective until the contractual obligations have been fully performed or the secured debts have been fully paid.

Other Immaterial Contractual Arrangements

We also entered into contractual arrangements among several immaterial variable interest entities, both in amount and significance, their shareholders and primary beneficiaries, with terms and conditions substantially similar to the ones summarized above. As of the date of this annual report, those immaterial contractual arrangements include the ones among: (i) Huanju Shidai Technology (Beijing) Co., Ltd., Beijing Tuda Science and Technology Co., Ltd. and its shareholders; (ii) Haishaman (Shanghai) Information Technology Co., Ltd., Shanghai Ruogu Information Technology Co., Ltd. and its shareholders; (iii) Blue Buck Network Technology (Beijing) Co., Ltd., Guangzhou Blue Ocean Whale Riding Technology Co., Ltd., Beijing Cengcengceng Information Technology Co., Ltd. and its shareholder; (iv) Guangzhou LianYiYun Information Technology Co., Ltd., Guangzhou AnSiChuang Information Technology Co., Ltd. and its shareholder, (v) Guangzhou Wangxing Information Technology Co., Ltd., Chengdu Yunbu Internet Technology Co., Ltd. and its shareholder, (vi) Guangzhou Wangxing Information Technology Co., Ltd.,, Chengdu Luota Internet Technology Co., Ltd. and its shareholder, (vii) Guangzhou Wangxing Information Technology Co., Ltd., Chengdu Jiyue Internet Technology Co., Ltd. and its shareholder; and (viii) Guangzhou Blue Ocean Whale Riding Technology Co., Ltd., Guangzhou Blue Whale Weaving Garment Co., Ltd. and its shareholders. In connection with the contractual arrangements with those immaterial variable interest entities, the pledge of equity interest in Chengdu Jiyue Internet Technology Co., Ltd. by its shareholders, the pledge of equity interest in Chengdu Luota Internet Technology Co., Ltd. by its shareholders, the pledge of equity interest in Chengdu Yunbu Internet Technology Co., Ltd. by its shareholders, the pledge of equity interest in Guangzhou AnSiChuang Information Technology Co., Ltd. by its shareholders, and the equity interest pledged by the shareholders of Beijing Tuda of their equity in Beijing Tuda have not been registered with the competent office of SAMR.

Transactions with Affiliates

In 2010 and 2011, Guangzhou Huaduo and Guangzhou Sunhongs Corp., Ltd (formerly named as Guangzhou Shanghang Information Technical Co., Ltd.), or Guangzhou Sunhongs, entered into certain server co-location agreements, under which Guangzhou Sunhongs provides Guangzhou Huaduo with bandwidth and server co-location services in different cities in mainland China. In addition, Guangzhou Huaduo and Guangzhou Sunhongs entered into two content delivery network acceleration service agreements, under which Guangzhou Sunhongs provides content delivery network acceleration services to Guangzhou Huaduo. Guangzhou Sunhongs is an investee of Mr. Jun Lei, one of our major shareholders, and Shanghai Yilian Equity Investment Partnership (LP), one of the subsidiaries of Guangzhou Huaduo. In the years ended December 31, 2020, 2021 and 2022, the bandwidth service that we received from Guangzhou Sunhongs amounted to US$14.2 million, US$3.3 million and US$1.5 million, respectively.

Guangzhou Huaduo and Kingsoft Cloud Holdings Limited (Nasdaq: KC) (“Kingsoft Cloud”) entered into certain cloud service agreements, under which Kingsoft Cloud provides Guangzhou Huaduo with bandwidth service. Mr. Jun Lei, our major shareholder, is also the major shareholder and Chairman of the Board of Directors of Kingsoft Cloud. In the years ended December 31, 2020, 2021 and 2022, the bandwidth service that we received from Kingsoft Cloud amounted to US$2.1 million, US$0.4 million and nil, respectively. We also purchased servers and equipments from Kingsoft Cloud. In the year ended December 31, 2020, 2021 and 2022, the fixed assets that we purchased from Kingsoft Cloud amounted to US$0.4 million, nil and nil, respectively.

See Note 28 to our audited consolidated financial statements included elsewhere in this annual report for further information about our related party transactions.

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

On November 20, 2020, a putative securities class action complaint captioned Hershewe v. JOYY Inc. et al., No. 2:20-cv-10611 (C.D. Cal.) was filed in the United States District Court for Central District of California against us and certain of our current and former officers. The complaint asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and seeks damages based on alleged material misrepresentations and omissions about our revenue, component businesses, and acquisition of BIGO. The proposed class period is April 28, 2016, through November 18, 2020, inclusive. On March 9, 2022, the court granted the defendants’ motion to dismiss and dismissed the operative complaint in its entirety with prejudice. On April 8, 2022, the co-lead plaintiffs filed a notice of appeal. The court heard oral argument on April 21, 2023 and took the case under submission. We cannot reasonably estimate a potential future loss.

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

Dividend Policy

On August 11, 2020, our board of directors approved a quarterly dividend policy for three years commencing in the second quarter of 2020. Under the policy, total cash dividend amount expected to be paid would be approximately US$300 million and quarterly dividends would be set at approximately US$25 million in each fiscal quarter. On November 20, 2020, our board of directors approved an additional quarterly dividend policy for three years, under which the total cash dividend amount expected to be paid would be approximately US$200 million and quarterly dividend would be set at a fixed amount of approximately US$16.67 million in each fiscal quarter. As of March 31, 2023, we have paid dividends in an aggregate amount of US$372.9 million.

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these markets. In certain jurisdictions, such as Singapore, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for the jurisdiction of mainland China, regulations of mainland China may restrict the ability of our subsidiary in mainland China to pay dividends to us. See “Item 3. Key information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate —Our subsidiaries and the variable interest entities in mainland China are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company: (a) is or is likely to become unable to pay its debts; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

D.    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Mainland China Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

The sale of our ADS or our common shares by a GST-registered investor in Singapore to another person belonging in Singapore is an exempt supply (i.e., not subject to GST). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of this exempt supply is generally not recoverable and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where our ADS or our common shares are sold by a GST-registered investor in the course or furtherance of a business carried on by such an investor to a person belonging outside Singapore (and who is outside Singapore at the time of supply), the sale is a taxable supply subject to GST at a zero rate (i.e., 0%). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making this zero-rated supply for the purpose of his business will, subject to the conditions prescribed under the GST legislation, be recoverable from the Comptroller of GST.

Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our ADSs or our common shares.

Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or sale of our ADSs or our common shares will be subject to GST at the prevailing rate (currently at 8%). Similar services rendered contractually to an investor belonging outside Singapore should, subject to certain conditions prescribed under the GST legislation, qualify for GST at zero rate (i.e., 0%).

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States or, in the event that the company is deemed to be a PRC resident under the PRC Enterprise Income Tax Law, the company is eligible for the benefits of the United States-PRC treaty (the “Treaty”). Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our Class A common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A common shares in their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—Mainland China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A common shares may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A common shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

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

Mainland China Taxation

Under the existing tax laws in mainland China, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands. Our holding company indirectly holds 100% of the equity interests in our subsidiaries in mainland China. Our business operations within mainland China are principally conducted through our subsidiaries in mainland China and the variable interest entities. The PRC Enterprise Income Tax Law, which was most recently amended on December 29, 2018, and its implementation rules, which was most recently amended on April 23, 2019, provide that income of foreign enterprises sourced from mainland China, such as dividends paid by a subsidiary in mainland China to its overseas parent that is not a PRC resident enterprise and has no establishment in mainland China, will normally be subject to PRC withholding tax at a rate of 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

If the tax authorities of mainland China determine that JOYY Inc., our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should be qualified as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our subsidiaries in mainland China to our Cayman holding company will not be subject to a 10% withholding tax, as the foreign exchange control authorities in mainland China, which enforce the withholding tax on dividends, and the tax authorities in mainland China have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other dispositions of ADSs or common shares, if the tax authorities in mainland China determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See “Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

J.    Annual Report to Security Holders

Not applicable.

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and cash equivalents, short-term deposits and short-term investments of RMB5,287.0 million. A 10% depreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2022 would result in a decrease of US$75.9 million in cash and cash equivalents, restricted cash and cash equivalents, short-term deposits and short-term investments. A 10% appreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2022 would result in an increase of US$75.9 million in cash and cash equivalents, restricted cash and cash equivalents, short-term deposits and short-term investments.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of US$15.3 million in our interest income for the year ended December 31, 2022.

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

Fees and Other Payments Made by the Depositary to Us

Citibank, N.A., as our depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. For the year ended December 31, 2022, we were entitled to reimbursement of an insignificant amount for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our general manager of finance, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2022, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and general manager of finance, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that occurred during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Peter Andrew Schloss is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Mr. Schloss is the chairman of our audit committee.

ITEM 16B.          CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief technology officer, general manager of finance, vice presidents and any other persons who perform similar functions for us, as amended and restated from time to time. In May 2020, our board of directors approved the amendment and restatement of our code of business conduct and ethics. We have filed our amended and restated code of business conduct and ethics, representing the currently effective one, as an exhibit to our annual report on Form 20-F, and have posted a copy of our amended and restated code of business conduct and ethics on our website at http://ir.joyy.com/corporate-governance.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by our independent registered public accounting firms and their affiliates, for the years indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2021	2022(2)

	(US$ in thousands)
Audit fees (1)	2,772	4,053
(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit and the quarterly reviews of our consolidated financial statements, audit of internal controls over financial reporting of our company.

(2)

On September 2, 2022, we engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm, replacing PricewaterhouseCoopers Zhong Tian LLP. The fees for 2022 are fees payable to PricewaterhouseCoopers LLP. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms and its affiliates, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2022.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved a share repurchase plan, or the September 2021 Share Repurchase Plan, on September 9, 2021, under which we may repurchase up to US$200 million of our ADSs or common shares over the next 12 months. The September 2021 Share Repurchase Plan was publicly announced on the same date. The September 2021 Share Repurchase Plan expired already and we repurchased approximately US$199.9 million of our shares under the September 2021 Share Repurchase Plan.

Our board of directors further approved an additional share repurchase plan, or the November 2021 Share Repurchase Plan, on November 16, 2021, under which we may repurchase up to US$1 billion of our ADSs or common shares over the next 12 months. The November 2021 Share Repurchase Plan was publicly announced on November 17, 2021. As approved by our board of directors on November 28, 2022, we are authorized to continue to use the unutilized quota under the November 2021 Share Repurchase Plan, which amounted to US$800 million, for another 12-month period beginning from November 29, 2022, the date on which we announced such arrangement.

In 2022, we purchased an aggregate of approximately 4.2 million ADSs under our share repurchase plans. The table below is a summary of the shares repurchased by us in 2022. All shares were repurchased in the open market pursuant to the September 2021 Share Repurchase Plan, the November 2021 Share Repurchase Plan and its renewal arrangement.

			Total Number of	Approximate Dollar
			ADSs Purchased as	Value of ADSs that
	Total Number of	Average Price	Part of the Publicly	May Yet Be Purchased
Period	ADSs Purchased	Paid Per ADS	Announced Plan	Under the Plan
January 2022	485,542	44.41	5,362,761	942,771
February 2022	57,960	44.62	5,420,721	940,185
March 2022	1,515,613	36.95	6,936,334	884,181
April 2022	68,001	35.91	7,004,335	881,739
May 2022	220,689	35.77	7,225,024	873,846
June 2022	58,649	29.75	7,283,673	872,101
September 2021	539,628	26.08	3,699,210	857,963
October 2022	1,279,277	24.84	4,978,487	826,191
November 2022	—	—	—	800,000
Total	4,225,359	32.68	—	800,000

ITEM 16F.          CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

To conform to our globalized business operations, the audit committee of our board of directors and the board of directors of our company approved the engagement of PricewaterhouseCoopers LLP, or PwC Singapore, on September 2, 2022, replacing our former auditor, PricewaterhouseCoopers Zhong Tian LLP, or PwC China, as our independent registered public accounting firm to audit our annual consolidated financial statements and our internal control over financial reporting for the fiscal year ended December 31, 2022. The change of our independent registered public accounting firm had been approved by the audit committee of our board, and the decision was not made due to any disagreements between us and PwC China.

The reports of PwC China on our consolidated financial statements for the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through September 2, 2022, there have been no (i) disagreements between us and PwC China on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC China would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided PwC China with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from PwC China a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of PwC China’s letter dated April 27, 2023 is filed hereto as Exhibit 16.1.

During each of the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through September 2, 2022, neither we nor anyone on behalf of us has consulted with PwC Singapore regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PwC Singapore concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

We relied on the exemption available to foreign private issuers to the requirement that each member of the compensation committee and the corporate governance and nominating committee be an independent director, following our home country practice in the Cayman Islands. Our compensation committee is chaired by a non-independent director, Mr. David Xueling Li, whose extensive experience in talent management and human resource in the internet industry is considered to be valuable for the functioning of our compensation committee. One of the members of our corporate governance and nominating committee, Mr. Qin Liu, is a non-independent director, whose extensive experience is considered to be valuable for functioning of our corporate governance and nominating committee. We also relied on home country practice exemption and did not hold an annual general meeting of shareholders within one year after the end of our fiscal year-end or solicit proxies or provide proxy statements for all meetings of shareholders and provide copies of proxy solicitation to Nasdaq. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our former auditor was subject to that determination.

In May 2022, JOYY Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act, or the HFCAA, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

To conform to our globalized business operations, the audit committee of our board of directors and the board of directors of our company approved the engagement of PwC Singapore in September 2022, replacing our former auditor, as our independent registered public accounting firm headquartered in a jurisdiction where the PCAOB has historically been able to inspect and investigate completely. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Also, on December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

To the best of our knowledge, no Cayman Islands governmental entities own any shares of JOYY Inc. as of the date of this annual report.

To the best of our knowledge, no governmental entities of mainland China own any shares of JOYY Inc., its subsidiaries or the variable interest entities as of the date of this annual report. Therefore, governmental entities of mainland China do not have a controlling financial interest in JOYY Inc., its subsidiaries or the variable interest entities as of the date of this annual report.

No member of the board of directors of JOYY Inc. or our operating entities is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association of JOYY Inc. and the equivalent organizing documents of our operating entities do not contain any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

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

4.6

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou BaiGuoYuan and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.7

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.8

English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.9

English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.10

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Qianxun and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.11

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.12

English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Qianxun, BaiGuoYuan Technology and each of shareholders of Guangzhou Qianxun (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.13

English translation of Equity Pledge Agreements dated January 15, 2021 among Guangzhou Shangying Internet Technology Co., Ltd. (“Guangzhou Shangying”), BaiGuoYuan Technology and each of shareholders of Guangzhou Shangying (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.14

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Shangying and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.15

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Shangying, BaiGuoYuan Technology and each of shareholders of Guangzhou Shangying (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.16

English translation of Shareholder Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Shangying, BaiGuoYuan Technology and each of shareholders of Guangzhou Shangying (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.17

English translation of Partnership Interest Pledge Agreements dated January 15, 2021 among Guangzhou Fangu Internet Technology L.P. (“Guangzhou Fangu”), BaiGuoYuan Technology and each of partners of Guangzhou Fangu (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

Exhibit Number	Description of Document
4.18

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Fangu and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.19

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Fangu, BaiGuoYuan Technology and each of partners of Guangzhou Fangu (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.20

English translation of Partner Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Fangu, BaiGuoYuan Technology and each of partners of Guangzhou Fangu (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.21

English translation of Partnership Interest Pledge Agreements dated January 15, 2021 among Guangzhou Wanyin Internet Technology L.P. (“Guangzhou Wanyin”), BaiGuoYuan Technology and each of partners of Guangzhou Wanyin (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.22

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou Wanyin and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.23

English translation of Exclusive Option Agreements dated January 15, 2021 among Guangzhou Wanyin, BaiGuoYuan Technology and each of partners of Guangzhou Wanyin (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.24

English translation of Partner Voting Rights Proxy Agreements dated January 15, 2021 among Guangzhou Wanyin, BaiGuoYuan Technology and each of partners of Guangzhou Wanyin (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.25

English translation of Equity Pledge Agreements dated December 9, 2020 among Guangzhou Ruicheng Internet Technology Co., Ltd. (“Guangzhou Ruicheng”), Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.26

English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Ruicheng and Guangzhou Huanju Shidai (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.27

English translation of Exclusive Option Agreements dated December 9, 2020 among Guangzhou Ruicheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.28

English translation of Shareholder Voting Rights Proxy Agreements dated December 9, 2020 among Guangzhou Ruicheng, Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.29

English translation of Equity Pledge Agreements dated December 9, 2020 among Guangzhou Xuancheng Internet Technology Co., Ltd. (“Guangzhou Xuancheng”), Guangzhou Huanju Shidai and each of shareholders of Guangzhou Ruicheng (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

Exhibit Number	Description of Document
4.30

English translation of Exclusive Service Agreement dated December 9, 2020 between Guangzhou Xuancheng and Guangzhou Huanju Shidai (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.31

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
4.42

Amended and Restated Shareholders Agreement dated as of March 8, 2018 between HUYA Inc. and other parties thereto (incorporated herein by reference to Exhibit 4.37 from our annual report on Form 20-F (File No.001-35729), filed with the Securities and Exchange Commission on April 26, 2018)

4.43

Indenture, dated June 24, 2019 constituting $500 million 0.75% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.64 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.44

Indenture, dated June 24, 2019 constituting $500 million 1.375% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.65 to the Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2020)

4.45	2019 Share Incentive Awards Arrangement (incorporated herein by reference to Exhibit 10.1 from our Form S-8 filed with the Securities and Exchange Commission on September 30, 2019)

4.46

Amended and Restated Share Purchase Agreement among the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 7, 2021 (incorporated herein by reference to Exhibit 4.105 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.47

English summary of Contract for State-owned Construction Land Use Right Assignment dated February 26, 2021, by and between Foshan Natural Resources Bureau and Foshan Tusheng Network Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.110 to the annual report on Form 20-F (File 001-35729), filed with the Securities and Exchange Commission on April 29, 2022)

8.1*	List of Significant Subsidiaries and Variable Interest Entities

11.1*	Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Fangda Partners

15.3*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated April 27, 2023, pertaining to the change in independent public accounting firm

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

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
Date: April 27, 2023

PART I

JOYY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JOYY Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of JOYY Inc. and its subsidiaries (the “Company’) as of December 31, 2022, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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

Goodwill impairment assessment - Bigo reporting unit

As described in Note 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$2,649 million as of December 31, 2022, and the goodwill associated with the Bigo reportable segment, which only includes the Bigo reporting unit, was US$1,854 million. Management conducts a goodwill impairment test at the reporting unit level at least annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The impairment test compares the fair value of a reporting unit with its carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit. For reporting units evaluated using a quantitative assessment including the Bigo reporting unit, the fair values are determined using an income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. As disclosed by management, determining fair value requires the exercise of significant judgment, including judgments about appropriate revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and discount rate.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures related to the goodwill impairment assessment of the Bigo reporting unit included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the fair value of the Company’s reporting unit and controls over development of the significant assumptions including the respective revenue growth rates, estimated terminal value using a terminal year long-term future growth rate and discount rate. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the income approach; testing the completeness and accuracy of underlying data used in the models; and evaluating the reasonableness of significant assumptions used by management, including the revenue growth rates, the estimated terminal value using a terminal year long-term future growth rate and the discount rate. Evaluating management’s assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s models and certain significant assumptions, including the discount rate.

Revenue recognition — identification of distinct performance obligations and estimate of their standalone selling price

As described in Note 2(u) to the consolidated financial statements, the Company’s sources of revenue include live streaming and others. The Company’s consolidated revenues were US$2,412 million for the year ended December 31, 2022, of which US$2,226 million were revenues from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into these contracts with the Company. Management determines the distinct performance obligations and the allocable portion of the transaction price for each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services. Management exercises significant judgment in determining the distinct performance obligations and related allocable portions of the transaction price which is dependent on the contractual terms for each type of contract with multiple distinct performance obligations.

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

/s/ PricewaterhouseCoopers LLP
Singapore
April 27, 2023

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JOYY Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of JOYY Inc. and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2(s) to the consolidated financial statements, the Company adopted a change in the manner in which it accounts for convertible bonds in 2021.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 29, 2022

We served as the Company's auditor from 2011 to 2022.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2021	2022
	US$	US$

Assets
Current assets
Cash and cash equivalents	1,837,185	1,214,449
Restricted cash and cash equivalents	297,022	303,370
Short-term deposits	1,604,198	2,360,545
Restricted short-term deposits	285	47,741
Short-term investments	946,543	362,640
Accounts receivable, net of allowance of US$12,426 and US$20,670 as of December 31, 2021 and 2022, respectively	114,372	117,927
Amounts due from related parties, net of allowance of US$476 and US$5 as of December 31, 2021 and 2022, respectively	56,984	1,794
Financing receivables, net of allowance of US$20,317 and US$18,556 as of December 31, 2021 and 2022, respectively	—	—
Prepayments and other current assets, net of allowance of US$14,444 and US$13,141 as of December 31, 2021 and 2022, respectively	213,733	236,183

Total current assets	5,070,322	4,644,649

Non-current assets
Investments	1,022,455	660,404
Property and equipment, net	365,392	343,201
Land use rights, net	370,052	330,005
Intangible assets, net	312,082	398,300
Right-of-use assets, net	16,565	33,196
Goodwill	1,958,263	2,649,307
Other non-current assets	4,881	12,591

Total non-current assets	4,049,690	4,427,004

Total assets	9,120,012	9,071,653

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$173,347 and US$172,174 as of December 31, 2021 and 2022, respectively)
Accounts payable	18,011	56,000
Deferred revenue	60,910	86,014
Advances from customers	3,426	3,532
Income taxes payable	65,738	78,103
Accrued liabilities and other current liabilities	2,345,838	2,360,002
Amounts due to related parties	6,931	3,225
Lease liabilities due within one year	11,041	12,451
Short-term loans	—	37,270
Convertible bonds	—	435,087

Total current liabilities	2,511,895	3,071,684

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2021	2022
	US$	US$

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$22,422 and US$20,164 as of December 31, 2021 and 2022, respectively)
Convertible bonds	924,077	401,173
Lease liabilities	5,734	21,601
Deferred revenue	6,422	9,765
Deferred tax liabilities	36,214	64,262
Other non-current liabilities	7,372	436

Total non-current liabilities	979,819	497,237

Total liabilities	3,491,714	3,568,921

Commitments and contingencies (Note 30)

Mezzanine equity	65,833	91,366

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,146,336,305 shares outstanding as of December 31, 2021; 1,317,840,464 shares issued and 1,066,177,028 shares outstanding as of December 31, 2022, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	3	3
Treasury Shares (US$0.00001 par value; 171,504,159 and 251,663,436 shares held as of December 31, 2021 and December 31, 2022, respectively)	(526,724)	(655,141)
Additional paid-in capital	3,246,523	3,277,978
Statutory reserves	26,804	32,536
Retained earnings	2,712,534	2,685,063
Accumulated other comprehensive income (loss)	69,175	(162,235)

Total JOYY Inc.’s shareholders’ equity	5,528,328	5,178,217

Non-controlling interests	34,137	233,149

Total shareholders’ equity	5,562,465	5,411,366

Total liabilities, mezzanine equity and shareholders’ equity	9,120,012	9,071,653

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Net revenues
Live streaming	1,815,826	2,476,790	2,225,518
Others	102,318	142,261	185,998

Total net revenues	1,918,144	2,619,051	2,411,516

Cost of revenues (1)	(1,378,146)	(1,781,150)	(1,559,388)

Gross profit	539,998	837,901	852,128

Operating expenses (1)
Research and development expenses	(302,818)	(279,781)	(261,807)
Sales and marketing expenses	(505,389)	(468,407)	(400,435)
General and administrative expenses	(146,666)	(221,731)	(141,826)
Goodwill impairment	—	—	(14,830)

Total operating expenses	(954,873)	(969,919)	(818,898)

Gain on disposal of business	—	4,959	—
Other income	8,095	20,376	17,505

Operating (loss) income	(406,780)	(106,683)	50,735

Interest expense	(75,555)	(14,475)	(12,770)
Interest income and investment income	89,078	91,233	93,148
Foreign currency exchange (losses) gains, net	(17,472)	(13,377)	11,666
Gain (loss) on disposal and deemed disposal of investments	272,281	(23,762)	4,113
Gain (loss) on fair value changes of investments	160,849	(15,435)	424,304
(Loss) gain on extinguishment of debt and derivative	(6,277)	5,291	63,378
Other non-operating expenses	(2,467)	(381)	—

Income (loss) before income tax expenses	13,657	(77,589)	634,574

Income tax expenses	(27,825)	(25,745)	(34,575)

(Loss) income before share of loss in equity method investments, net of income taxes	(14,168)	(103,334)	599,999

Share of loss in equity method investments, net of income taxes	(7,634)	(26,217)	(498,431)

Net (loss) income from continuing operations	(21,802)	(129,551)	101,568

Net income from discontinued operations	1,401,670	35,567	—

Net income (loss)	1,379,868	(93,984)	101,568

Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	(6,971)	13,691	27,323

Net income (loss) attributable to controlling interest of JOYY Inc.	1,372,897	(80,293)	128,891

Including:
Net (loss) income from continuing operations attributable to controlling interest of JOYY Inc.	(18,741)	(115,860)	128,891
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	1,391,638	35,567	—

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,564)	(5,236)	(5,426)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(4,000)	(4,000)	(4,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	1,363,333	(89,529)	119,465

Including:
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(28,305)	(125,096)	119,465
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	1,391,638	35,567	—

Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	215,363	58,887	(246,959)

Comprehensive income (loss) attributable to the common shareholders of JOYY Inc.	1,578,696	(30,642)	(127,494)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Net income (loss) per ADS*
—Basic	17.04	(1.14)	1.66
Continuing operations	(0.35)	(1.60)	1.66
Discontinued operations	17.39	0.46	—
—Diluted	17.04	(1.14)	1.59
Continuing operations	(0.35)	(1.60)	1.59
Discontinued operations	17.39	0.46	—
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic
Continuing operations	80,009,988	78,100,800	71,969,510
Discontinued operations	80,009,988	78,100,800	71,969,510
—Diluted
Continuing operations	80,009,988	78,100,800	82,272,422
Discontinued operations	80,009,988	78,100,800	82,272,422

Net income (loss) per common share*
—Basic	0.85	(0.06)	0.08
Continuing operations	(0.02)	(0.08)	0.08
Discontinued operations	0.87	0.02	—
—Diluted	0.85	(0.06)	0.08
Continuing operations	(0.02)	(0.08)	0.08
Discontinued operations	0.87	0.02	—
Weighted average number of common shares used in calculating net income (loss) per common share
—Basic
Continuing operations	1,600,199,759	1,562,016,001	1,439,390,191
Discontinued operations	1,600,199,759	1,562,016,001	1,439,390,191
—Diluted
Continuing operations	1,600,199,759	1,562,016,001	1,645,448,440
Discontinued operations	1,600,199,759	1,562,016,001	1,645,448,440

*    Each ADS represents 20 common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Cost of revenues	5,797	8,089	8,185
Research and development expenses	42,646	24,053	25,170
Sales and marketing expenses	1,311	1,285	777
General and administrative expenses	42,406	(45)	9,964

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury shares	Additional			other			Total
	Number		Number			paid-in	Statutory	Retained	comprehensive	Total JOYY Inc.’s	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	shareholders’ equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31,2019	1,293,162,504	13	326,509,555	3	(23,712)	3,321,554	22,882	1,574,465	(155,392)	4,739,813	767,163	5,506,976
Adoption of ASC326	—	—	—	—	—	—	—	(1,469)	—	(1,469)	(269)	(1,738)
Issuance of common shares for vested restricted shares and restricted share units	12,363,420	—	—	—	—	—	—	—	—	—	—	—
Net forfeiture of restricted shares	(13,886)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	111,204	—	—	—	111,204	13,154	124,358
Appropriation to statutory reserves	—	—	—	—	—	—	4,445	(4,445)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	1,500	1,500
Issuance of Huya’s common shares for exercised share options	—	—	—	—	—	(36)	—	—	(5)	(41)	129	88
Repurchase of common shares	(33,165,820)	—	—	—	(115,816)	12,231	—	—	—	(103,585)	—	(103,585)
Repurchase of non-controlling interest and redeemable non-controlling interests	—	—	—	—	—	1,242	—	—	—	1,242	(3,255)	(2,013)
Non-controlling interest arising from an acquisition	—	—	—	—	—	—	—	—	—	—	5,058	5,058
Deconsolidation of Huya	—	—	—	—	—	—	(9,502)	9,502	(34,707)	(34,707)	(781,591)	(816,298)
Other equity changes from equity method investments	—	—	—	—	—	10,563	—	3,417	(6,788)	7,192	—	7,192
Dividends declared	—	—	—	—	—	—	—	(67,021)	—	(67,021)	(333)	(67,354)
Deemed contribution from non-controlling interest shareholders	—	—	—	—	—	86	—	—	—	86	(86)	—
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	1,372,897	—	1,372,897	6,971	1,379,868
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,564)	—	(5,564)	(244)	(5,808)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	215,363	215,363	(2,700)	212,663

Balance as of December 31, 2020	1,272,346,218	13	326,509,555	3	(139,528)	3,456,844	17,825	2,881,782	18,471	6,235,410	5,497	6,240,907

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury shares	Additional			other	Total JOYY Inc.’s		Total
	Number		Number			paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020	1,272,346,218	13	326,509,555	3	(139,528)	3,456,844	17,825	2,881,782	18,471	6,235,410	5,497	6,240,907
Adoption of ASU 2020-06	—	—	—	—	—	(299,398)	—	86,659	—	(212,739)	—	(212,739)
Issuance of common shares for vested restricted shares and restricted share units	3,631,640	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	1,442,020	—	—	—	5,788	(5,788)	—	—	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	53,327	—	—	—	53,327	26,731	80,058
Net forfeiture of restricted shares	(773,813)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	31,691	—	—	—	31,691	—	31,691
Appropriation to statutory reserves	—	—	—	—	—	—	8,979	(8,979)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	(3,357)	—	—	—	(3,357)	9,313	5,956
Other equity changes from equity method investments	—	—	—	—	—	13,267	—	(1)	(8,183)	5,083	—	5,083
Repurchase of common shares	(130,309,760)	—	—	—	(392,984)	—	—	—	—	(392,984)	—	(392,984)
Repurchase of non-controlling interest and redeemable non-controlling interests	—	—	—	—	—	(63)	—	—	—	(63)	(154)	(217)
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	—	7,148	7,148
Dividends declared	—	—	—	—	—	—	—	(161,398)	—	(161,398)	(47)	(161,445)
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	(80,293)	—	(80,293)	(13,691)	(93,984)
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,236)	—	(5,236)	(102)	(5,338)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	58,887	58,887	(558)	58,329

Balance as of December 31, 2021	1,146,336,305	13	326,509,555	3	(526,724)	3,246,523	26,804	2,712,534	69,175	5,528,328	34,137	5,562,465

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other	Total JOYY Inc.’s		Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2021	1,146,336,305	13	326,509,555	3	(526,724)	3,246,523	26,804	2,712,534	69,175	5,528,328	34,137	5,562,465
Issuance of common shares for vested restricted shares and restricted share units	780,263	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	3,567,640	—	—	—	10,260	(10,260)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	42,446	—	—	—	42,446	1,650	44,096
Appropriation to statutory reserves	—	—	—	—	—	—	5,732	(5,732)	—	—	—	—
Share of changes in the equity method investments' capital accounts	—	—	—	—	—	146	—	(14)	15,549	15,681	—	15,681
Repurchase of common shares	(84,507,180)	—	—	—	(138,677)	—	—	—	—	(138,677)	—	(138,677)
Dividends declared	—	—	—	—	—	—	—	(145,190)	—	(145,190)	(63)	(145,253)
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	128,891	—	128,891	(27,323)	101,568
Accretion of subsidiaries' redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,426)	—	(5,426)	(108)	(5,534)
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(877)	—	—	—	(877)	932	55
Noncontrolling interest arising from an acquisition	—	—	—	—	—	—	—	—	—	—	222,741	222,741
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(246,959)	(246,959)	1,183	(245,776)

Balance as of December 31, 2022	1,066,177,028	13	326,509,555	3	(655,141)	3,277,978	32,536	2,685,063	(162,235)	5,178,217	233,149	5,411,366

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Cash flows from operating activities
Net income (loss)	1,379,868	(93,984)	101,568
Net income from discontinued operations	(1,401,670)	(35,567)	—
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	77,464	108,686	83,396
Amortization of acquired intangible assets and land use rights	109,422	67,233	65,204
Amortization of right-of-use assets	16,492	7,009	14,779
Expected credit loss of receivables	9,392	5,206	14,553
Loss (gain) on disposal of property and equipment, intangible assets and other long-term assets	2,776	366	(4,118)
Impairment of investments	6,186	93,632	—
Impairment of intangible assets	—	—	1,356
Impairment of goodwill	—	—	14,830
Share-based compensation	92,160	33,382	44,096
Share of loss in equity method investments, net of income taxes	7,634	26,217	498,431
(Gain) loss on disposal and deemed disposal of investments	(272,281)	23,762	(4,113)
Gain on disposal of business	—	(4,959)	—
Cash dividend received from equity investees	347	6,953	848
Deferred income taxes, net	12,616	(9,805)	(1,935)
Foreign currency exchange losses (gains), net	17,472	13,377	(11,666)
Interest expense	64,520	9,158	12,770
Investment loss (income)	2,785	(3,630)	1,360
(Gain) loss on fair value changes of investments	(160,849)	15,435	(424,304)
Loss (gain) on extinguishment of debt and derivative	6,277	(5,291)	(63,378)
Changes in operating assets and liabilities, net of business acquisition and disposal of subsidiaries
Accounts receivable	(55,753)	28,064	(20,201)
Interest receivables recorded in financing receivables	(368)	23	9
Prepayments and other assets	(32,827)	(8,082)	(33,357)
Amounts due from related parties	(2,233)	(20,702)	7,247
Lease liabilities	(15,085)	(7,930)	(12,343)
Amounts due to related parties	4,379	2,761	(41,268)
Accounts payable	(11,768)	(18,516)	19,052
Deferred revenue	38,994	(3,150)	8,594
Advances from customers	(1,352)	2,623	(2,589)
Income taxes payable	(3,431)	3,388	17,610
Accrued liabilities and other current liabilities	106,116	(89,532)	30,063
Net cash (used in) provided by continuing operating activities	(2,717)	146,127	316,494

Net cash provided by discontinued operating activities	497,863	64,289	—

Net cash provided by operating activities	495,146	210,416	316,494

Cash flows from investing activities
Placements of short-term deposits	(1,193,968)	(1,707,825)	(4,425,191)
Maturities of short-term deposits	1,358,884	1,483,449	3,711,568
Placements of short-term investments	(909,531)	(1,970,387)	(418,578)
Maturities of short-term investments	926,590	1,507,304	889,905
Purchase of property and equipment	(150,970)	(70,820)	(69,022)
Purchase of intangible assets and land use right	(1,974)	(114,057)	(197)
Cash paid for investments	(206,559)	(89,681)	(175,719)
Cash received from disposal of investments	826,750	156,479	15,174
Acquisition of businesses, net of cash, cash equivalents and restricted cash acquired	(4,673)	7,049	27,926
Repayments from (payments on behalf of) related parties, net	(333)	(4,537)	(36,522)
Loans to related parties	(723)	(34,203)	(28,062)
Loans to employees and third parties	(8,135)	(9,526)	(1,025)
Repayments of loans from employees, related parties and third parties	28,938	2,225	1,385
Principal collection from financing receivables	13,307	240	174
Proceeds from disposal of property and equipment	828	3,244	7,508
Others	11,739	(5,811)	(9,608)
Net cash provided by (used in) continuing investing activities	690,170	(846,857)	(510,284)

Net cash provided by discontinued investing activities	92,371	1,636,450	—

Net cash provided by (used in) investing activities	782,541	789,593	(510,284)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)

(All amounts in thousands)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Cash flows from financing activities
Capital contributions from the non-controlling interest shareholders	1,526	5,508	17,045
Dividends paid to shareholders	(64,558)	(160,143)	(145,925)
Dividends paid to non-controlling interests in a subsidiary	(326)	(47)	—
Purchase of non-controlling interests and redeemable non-controlling interests	(2,615)	(216)	—
Purchase of capped call option in relation to repurchase of common shares	12,264	—	—
Proceeds from bank borrowings	155,708	39,676	44,504
Repayment of bank borrowings	(132,850)	(147,618)	(11,718)
Repurchase of common shares	(106,024)	(398,637)	(138,079)
Cash paid on extinguishment of convertible bonds	—	(62,059)	(87,736)
Deemed contribution from Huya	141	—	—
Net cash used in continuing financing activities	(136,734)	(723,536)	(321,909)

Net cash provided by discontinued financing activities	1,232	—	—

Net cash used in financing activities	(135,502)	(723,536)	(321,909)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,142,185	276,473	(515,699)
Cash, cash equivalents and restricted cash at the beginning of the year	652,427	1,819,571	2,134,492
Effect of exchange rate changes on cash, cash equivalents and restricted cash	24,959	38,448	(53,233)

Cash, cash equivalents and restricted cash at the end of the year	1,819,571	2,134,492	1,565,560
Less: Cash, cash equivalents and restricted cash of held for sales at the end of the year	31,600	—	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	1,787,971	2,134,492	1,565,560

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Supplemental disclosure of cash flows information of continuing operation:
—Cash paid for interest, net of amounts capitalized	(14,324)	(15,485)	(8,706)
—Income taxes paid	(67,796)	(29,929)	(19,150)

Supplemental disclosures of non-cash investing and financing activities of continuing operation:
—Accrued capital expenditure	15,946	10,407	29,501
—Disposal of investments and business	—	819	144

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

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Out of the total cash consideration of US$3.6 billion, consideration of US$300 million is subject to adjustment based on the achievement of certain conditions of YY Live. Subsequently, the sale was substantially completed on February 8, 2021, with certain matters, including necessary regulatory approvals with respect to this transaction from government authorities, remaining to be completed in the future. The details of this disposal are disclosed in Note 3(a).

Starting from January 1, 2021, the Company changed its reporting currency from RMB to US$ since a majority of Company’s revenues and expenses are now denominated in U.S. dollar after the disposal of YY Live business. The alignment of the reporting currency with the underlying operations better illustrates the Company’s results of operations for each period. The Company has applied the change of reporting currency retrospectively to its financial statements as presented as well as the notes thereto.

(b)   Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the “NASDAQ Global Select Market”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(c)   Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2022 are set out below:

			% of direct
		Date of	or indirect
	Place of	incorporation or	economic
Name	incorporation	acquisition	ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands (“BVI”)	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai”)	PRC	March 19, 2008	100%	Investment holding

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

HAGO Singapore PTE. LTD. (“Hago Singapore”)	Singapore	May 7, 2018	100%	Internet value added services

Bigo Inc.	Cayman Islands	March 4, 2019	100%	Investment holding

Bigo Technology Pte. Ltd. ("Bigo Singapore")	Singapore	March 4, 2019	100%	Investment holding, operation of live streaming platform

Bigo (Hong Kong) Limited ("Bigo HK")	Hong Kong	March 4, 2019	100%	Investment holding

Guangzhou BaiGuoYuan Information Technology Co., Ltd. (“BaiGuoYuan Technology”)	PRC	March 4, 2019	100%	Software development and provision of information technology services

Principal VIEs

Guangzhou Huaduo Network Technology Co., Ltd. ("Guangzhou Huaduo")	PRC	April 11, 2005		Holder of internet content provider licenses and internet value added services

Guangzhou BaiGuoYuan Network Technology Co., Ltd. ("Guangzhou BaiGuoYuan")	PRC	March 4, 2019		Holder of internet content provider licenses and internet value added services

(d)  Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIEs, Guangzhou Huaduo and Guangzhou BaiGuoYuan, which hold the internet value-added service license and approvals to provide such internet services in the PRC. The Company, via its subsidiaries Beijing Huanju Shidai and BaiGuoYuan Technology, controlled Guangzhou Huaduo and Guangzhou BaiGuoYuan, respectively, through the exercise of contractual agreements discussed below.

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

The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its nominee shareholders for the year ended December 31, 2020:

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

In addition to the aforementioned contractual agreements, Beijing Huanju Shidai also entered into similar contractual agreements with Beijing Tuda Science and Technology Co., Ltd. (“Beijing Tuda”). Guangzhou Huanju Shidai also entered into similar contractual agreements with Guangzhou Xuancheng Network Technology Co., Ltd. (“Guangzhou Xuancheng”), Guangzhou Yueyi Network Technology Partnership (LP) (“Guangzhou Yueyi”), Guangzhou Xuanyi Network Technology Partnership (LP) (“Guangzhou Xuanyi”) and Guangzhou Ruicheng Network Technology Co., Ltd. (“Guangzhou Ruicheng”). Guangzhou Wangxing Information Technology Co., Ltd. (“Guangzhou Wangxing”) also entered into similar contractual agreements with Chengdu Yunbu Network Technology Co., Ltd. (“Chengdu Yunbu”), Chengdu Luota Network Technology Co., Ltd. (“Chengdu Luota”) and Chengdu Jiyue Network Technology Co., Ltd. (“Chengdu Jiyue”). BaiGuoYuan Technology also entered into similar contractual agreements with Guangzhou Shangying Network Technology Co., Ltd. (“Guangzhou Shangying”), Guangzhou Fangu Network Technology Partnership (LP) (“Guangzhou Fangu”), Guangzhou Wanyin Network Technology Partnership (LP) (“Guangzhou Wanyin”) and Guangzhou Qianxun Network Technology Co., Ltd. (“Guangzhou Qianxun”). Through these contractual agreements, Beijing Tuda, Guangzhou Xuancheng, Guangzhou Yueyi, Guangzhou Xuanyi, Guangzhou Ruicheng, Chengdu Yunbu, Chengdu Luota, Chengdu Jiyue, Guangzhou Shangying, Guangzhou Fangu, Guangzhou Wanyin and Guangzhou Qianxun are considered VIEs of the Group. The VIEs disclosed in this paragraph are not material and do not have any significant impact on the Company’s results and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.    Organization and principal activities (continued)

(d)  Variable Interest Entities (continued)

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. These agreements provide the Company with a controlling financial interest in each of the VIEs (as well as being the primary beneficiary for each) and provide basis for the consolidation of the financial results of each VIE under US GAAP (ASC 810).The Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to US$989,061 as of December 31, 2022. The VIEs were incorporated as limited liability companies under the PRC Company Law and in accordance with the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs as the Company does not have direct legal ownership over the VIEs.

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

Please refer to Note 4(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2020, 2021 and 2022.

2.     Principal accounting policies

(a)  Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the U.S. GAAP to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)  Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiaries is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

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

(c)  Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of the revenue recognition for contracts with multiple performance obligations, income taxes, expected credit loss of receivables, purchase price allocation in a business combination, estimated useful lives of intangible assets,  impairment assessment of goodwill, long-lived assets and intangible assets, and subsequent adjustments due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)  Foreign currency translation

The Group uses US$ as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, Singapore, United States, India, Egypt and other regions is US$ or their respective local currency, while the functional currency of the other subsidiaries incorporated in Mainland China is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use RMB or their respective local currency as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of comprehensive income.

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

(j)   Financing receivables

Financing receivables represent receivables derived from finance business, including micro-credit personal loans and corporate loans. The Group has ceased to extend credit in finance business since 2019. Financing receivables are recorded at amortized cost, reduced by a valuation allowance estimated as of the balance sheet date. The amortized cost is equal to the unpaid principal amount, accrued interest receivables and net deferred origination costs. The origination costs are the direct costs attributable to originating the financing charged by third-party companies. The cash flows related to the principal of finance business are included in the investing activities category in the consolidated statement of cash flows.

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

Equity Investments without Readily Determinable Fair Values

Equity investments without readily determinable fair values and not accounted for under the equity method are recorded at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(k)   Investments (continued)

Available-for-sale debt investments

Available-for-sale debt investment of the Group are redeemable preference shares issued by private companies that is redeemable at the Group’s option, which is measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of this debt investment are recognized in other comprehensive income (loss).

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

Estimated useful lives

Trademark	6 - 10 years
Customer relationships	3 years
Licenses	15 years
Non-compete agreement	1 year
Operating rights	Shorter of the economic life or contract terms
Software	1-5 years
Domain names	10-15 years
Technology	5 - 6 years
Others	Shorter of the economic life or contract terms

(o)  Land use rights

Land use rights are carried at cost less accumulated amortization. Amortization of the land use rights is made on straight-line basis over 40 years from the date when the Group first obtained the land use rights certificate from the local authorities. In 2021, we entered into a long-term borrowing agreement with the Agricultural Bank of China as borrower. The loan was pledged by our entitlement to the rental income from such building and our land use right to the parcel of land located in Guangzhou, which amounted to US$227.6 million as of December 31, 2022. In 2021 and 2022, we drew down an aggregate principal amount of US$12.4 million under such loan facility. As of December 31, 2022, the total payments due for our loan obligations amounted to US$0.4 million.

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

The impairment charges of long-lived assets recorded in general and administrative expenses for the years ended December 31, 2020, 2021 and 2022 were amounting to nil, nil, and US$1,356 respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(r)  Annual test for impairment of goodwill

The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the Company’s segment manager regularly reviews the operating results of that component. The Group determined that it has three reporting units.

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

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value (determined using a discounted cash flow analysis) of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

In the annual goodwill impairment quantitative assessment, judgements are made as to the assumptions regarding expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact the assumptions as to revenue, profit margin, growth rate or other factors that may result in changes in the estimates of future cash flows. The Company concluded that the carrying amount of a certain reporting unit exceeded its respective fair value and recorded an impairment charge of US$14,830 for the year ended December 31,2022, respectively. Although the Company believes the assumptions that it has used in testing for impairment are reasonable, significant changes in any one of the assumptions could produce a significant adverse impact.

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

(s)  Convertible bonds (continued)

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

In accordance with ASC Subtopic 480-10, the Group calculated, on a cumulative basis from the acquisition date, (i) the amount of accretion that would increase the balance of non-controlling interests to their estimated redemption value over the period from the date of acquisition to the earliest redemption date of the non-controlling interests and (ii) the amount of net profit attributable to non-controlling shareholders of certain subsidiaries based on their ownership percentage. The carrying value of the non-controlling interests as mezzanine equity was adjusted by a cumulative amount equal to the higher of (i) and (ii).

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

(u)   Revenue

Revenue recognition and significant judgments

Revenues from live streaming are mainly generated from Bigo Live, Likee and Hago platforms. Other revenues are mainly generated from online games, membership, online education, advertising and e-commerce business. Disaggregated revenues are disclosed in Note 33 “Segment Reporting”.

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

(ii)   Others

Other revenues mainly generated from advertising, e-commerce business, online games, membership and online education.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(u)   Revenue (continued)

Revenue recognition and significant judgments (continued)

(ii) Others (continued)

(1) Advertising revenues

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

(2) E-commerce business revenues

The Company operates several e-commerce platforms providing service solutions for merchants, including a global smart commerce platform that enables merchants to easily build their brands online and sell their products to users around the world.

The Group recognizes revenue when it satisfies the identified performance obligation by rendering the promised service to the customer and when specific criteria have been met. Services are rendered when or as the customers benefit from the services rendered.

The Group also operates an e-commerce platform and displays goods for end customers to select and order. The Group is responsible to arrange delivery of the goods to the end customers after customers place an order in the platforms. The Group recognizes e-commerce business revenue equal to the sales price (net of sales discount) to the end customers when control of the inventory is transferred. Revenues derived from e-commerce business are recorded on a gross basis, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified good, (ii) the Group is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and (iii) the Group has discretion in establishing the price of the specified goods.

(3)   Online games revenues

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

(3)   Online games revenues (continued)

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

(4)   Membership

The Group operates a membership subscription program where subscription members can have enhanced user privileges. The membership fee is collected up-front from subscribers. The receipt of the revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of the subscription when services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as deferred revenue - non current.

(5)   Online education revenues

Educational programs and services consist of vocational training, language training courses and K-12 afterschool education courses. The course fee is generally paid in advance and is initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships and course fee refunds. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds were insignificant over the period presented. The Group disposed of its major online education business in 2021.

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

The opening balance of deferred revenue related to live streaming business as of January 1, 2021 was US$65,979. As of December 31, 2021 and 2022, deferred revenue related to live streaming business were US$64,356 and US$72,733, respectively. During the years ended December 31, 2021 and 2022, the Group recognized revenue of live streaming business amounted to US$63,450 and US$58,425, respectively, which was included in the corresponding contract liability balance at the beginning of the periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(u)  Revenue (continued)

Contract balances (continued)

The opening balance of deferred revenue related to other revenue as of January 1, 2021 was US$4,383. As of December 31, 2021 and 2022, deferred revenue related to other revenue were US$2,976 and US$23,046, respectively. During the years ended December 31, 2021 and 2022, the Group recognized revenue of other revenue amounted to US$3,780 and US$2,485, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

During the years ended December 31, 2020, 2021 and 2022, the Group does not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue is recognized in a later year.

As of December 31, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligation is US$95,779, the Group expects to recognize US$86,014 performance obligation as revenue in 2023, the remaining performance obligation is expected to be recognized as revenue in 2024 and after years. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

(v)  Advances from customers and deferred revenue

Advances from customers and deferred revenue primarily consists of the unamortized game tokens, prepaid subscriptions under the membership program, services fee received from customers that relate to services to be provided in the future and unamortized revenue from virtual items in various channels in the Group’s platforms, where there is still an implied obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

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

The Group reported other taxes and surcharges in cost of revenues.

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

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software during the years ended December 31, 2020, 2021 and 2022, respectively.

(y)  Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) amortization of certain intangible assets from business acquisitions, and (iii) salary and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately US$388,504, US$383,603 and US$321,424 during the years ended December 31, 2020, 2021 and 2022, respectively.

(z)   General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charges (if any), and (iv) professional service fees.

(aa) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of comprehensive income amounted to US$50,621, US$67,733 and US$65,098 for the years ended December 31, 2020, 2021 and 2022, respectively.

(bb) Share-based compensation

The Group grants stock-based award, such as, but not limited to, share options, restricted shares, restricted share units of the Company, share options, restricted share units and ordinary shares of the Company’s subsidiaries to eligible employees, officers, directors, and non-employee consultants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(bb) Share-based compensation (continued)

Awards granted are initially accounted for as equity-classified awards. The related share-based compensation expenses are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

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

An entity should account for the effects of a modification unless all the followings are met:

●	The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification.
●	The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.
●	The classification of the modified award as an equity instrument or a liability instrument is the same as the classification immediately before the original award is modified.

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

(3) Restricted shares

Upon the acquisition of Bigo, Class A common shares are issued for the replacement awards to Bigo’s employees to replace their original share-based awards, namely restricted shares. In determining the fair value of restricted share granted to Bigo’s employees, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted shares is based on stock price of JOYY in the Nasdaq Global Select Market.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(dd) Leases

The Group leases facilities under non-cancellable operating leases expiring on different dates. On January 1, 2019, the Company adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines whether a contract conveys the right to control the use of an identified asset for a period of time by assessing whether the Company has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s consolidated financial statements.

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

(ii) Lease liabilities

Lease liabilities are lessees’ obligations to make the lease payments arising from a lease, measured on a discounted basis.

As a lessee, the weighted average remaining lease terms of the right-of-use assets was 3.38 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. A weighted average incremental borrowing rate of 5.46% was adopted at commencement date in determining the present value of lease payments.

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

For the year ended December 31, 2022, operating lease cost and short-term lease cost were US$14,519 and US$9,148, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2022. For the year ended December 31, 2022, cash paid for operating leases included in operating cash flows was US$13,740. For the year ended December 31, 2022, lease liabilities arising from obtaining right-of-use assets was US$19,039.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(dd) Leases (continued)

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

Office rental
US$

2023	13,342
2024	9,152
2025	7,297
2026 and after	6,363
Total undiscounted cash flows	36,154
Less: imputed interest	(2,102)
Present value of lease liabilities	34,052

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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

During the years ended December 31, 2020, 2021 and 2022, appropriations to general reserve fund and statutory surplus fund amounted to US$4,445, US$8,979 and US$5,732, respectively.

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

As of December 31, 2020, 2021 and 2022, accumulated other comprehensive income/loss of the Group is the foreign currency translation adjustments.

(kk) Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews segment results when making decisions about allocating resources and assessing performance of the Group. The Company operates two reportable segments consisting of: (1) Bigo; and (2) All other.

(ll) Recently issued accounting pronouncements

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

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group’s financial results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.    Principal accounting policies (continued)

(ll) Recently issued accounting pronouncements (continued)

In August 2020 the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company adopted ASU 2020-06 on January 1, 2021 and a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes" to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The standard is effective for the fiscal year beginning January 1, 2022. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting” in Topic 848. The standard is effective for all entities as of March 12, 2020 through December 31, 2022. The standard provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations

(a)  Disposal of YY Live business

On November 16, 2020, the Company entered into definitive agreements with Baidu to dispose of the YY Live business. As a result, assets and liabilities of this business were classified as assets and liabilities held for sale and the results of YY Live business were presented as discontinued operations, accordingly. The transaction was substantially completed on February 8, 2021 and the Company no longer was able to operate and exert control over the YY Live business, including but not limited to the assets, liabilities, business and employee contracts necessary for the operation of the YY Live business. Accordingly, the Company ceased consolidation of the YY Live business since February 8, 2021 and also ceased to present the results of the YY Live business within discontinued operations since that same date.

The necessary regulatory approvals with respect to this transaction have not been obtained from government authorities as of the date of this annual report and there is no assurance that they will be ultimately obtained. In August 2021, December 2021 and April 2022, the Company and Baidu have agreed to extend the long stop date, which is the closing deadline of the proposed acquisition, indefinitely until the extension is terminated by either party.

As a result of the pending regulatory approvals discussed above, the Company did not recognize any gain from the transaction up to December 31, 2021. Instead, the Company has classified and presented all the related assets and liabilities related to YY Live business amounting to US$38,194 on a net basis within prepayments and other current assets (Note 11). The total consideration of the transaction is approximately US$3.6 billion in cash and subject to certain adjustments. The Company received part of the consideration amounting to US$1.9 billion by December 31, 2022, which was recorded as advance payments received within accrued liabilities and other current liabilities (Note 18). If the transaction is ultimately closed, the Company will recognize the gain related to the disposal of YY Live business transaction. Should the transaction ultimately be terminated and unwound, the return of the advance prepayment would be expected, the details of which would be subject to further discussion of both parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(a)  Disposal of YY Live business (continued)

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements. The net amount of the assets and liabilities as of December 31, 2021 and 2022 shown below are recorded within prepayments and other current assets in the consolidated balance sheet.

	As of December 31,
	2021	2022
	US$	US$
Assets
Current assets
Cash and cash equivalents	201,393	201,393
Accounts receivable, net	18,239	18,239
Prepayments and other current assets	4,986	4,986

Total current assets	224,618	224,618

Non-current assets
Deferred tax assets	4,294	4,294
Property and equipment, net	10,356	10,356
Intangible assets, net	7,456	7,456
Other non-current assets	3,814	3,814

Total non-current assets	25,920	25,920
Total assets	250,538	250,538

Liabilities
Current liabilities
Accounts payable	1,117	1,117
Deferred revenue	49,495	49,495
Advances from customers	12,663	12,663
Income taxes payable	9,787	9,787
Accrued liabilities and other current liabilities	139,282	139,282

Total current liabilities	212,344	212,344

Total liabilities	212,344	212,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(a)  Disposal of YY Live business (continued)

The following tables set forth the statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands).

	For the year ended December 31,
	2020	2021
	US$	US$

Net revenues
Live streaming	1,399,212	151,445
Others	41,363	2,980

Total net revenues	1,440,575	154,425

Cost of revenues(1)	(773,988)	(88,900)

Gross profit	666,587	65,525

Operating expenses(1)
Research and development expenses	(52,519)	(6,323)
Sales and marketing expenses	(84,303)	(8,954)
General and administrative expenses	(22,116)	(7,108)

Total operating expenses	(158,938)	(22,385)

Other income	23,935	611

Operating income	531,584	43,751

Interest income and investment income	419	355

Income before income tax expenses	532,003	44,106

Income tax expenses	(49,516)	(8,539)

Net income from discontinued operations	482,487	35,567

	For the year ended December 31,
	2020	2021
	US$	US$
Net cash provided by discontinued operating activities	478,357	64,289
Net cash provided by discontinued investing activities	6,819	1,636,450

*There is no financing activity from discontinued operations of YY Live business.

(1)Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(a)  Disposal of YY Live business (continued)

	For the year ended December 31,
	2020	2021
	US$	US$

Cost of revenues	1,645	(426)
Research and development expenses	6,656	(703)
Sales and marketing expenses	189	(39)
General and administrative expenses	4,928	(175)

(b)  Disposal of Huya

On April 3, 2020, the Group sold certain of its equity interests of Huya to a wholly owned subsidiary of Tencent following Tencent’s exercise of its purchase option on April 3, 2020. As a result, Huya ceased to be a subsidiary of the Group and the Group accounted for the remaining investment in Huya using the equity method. Upon completion of the transaction, Huya was deconsolidated from the Group. As a result, Huya’s historical financial results before April 3, 2020 are reflected in the Group’s consolidated financial statements as discontinued operations accordingly. Immediately before the disposal, the Group held 38.7% and 53% of equity interests and voting power of Huya, respectively. Immediately after the disposal, the Group held 31.2% and 43% of equity interests and voting power of Huya, respectively. Share of income from the equity investment in Huya from date of disposal to December 31, 2020 and for the year ended December 31, 2021 were US$2,431 and US$7,855 respectively, and share of loss of US$441,834, includes other-than-temporary impairment disclosed in Note 12, for the year ended December 31, 2022,which were recorded within “share of income (loss) in equity method investments, net of income taxes” in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya (continued)

The following tables set forth the statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements (in thousands).

For the year ended
December 31,
2020
US$

Net revenues
Live streaming	326,094
Others	19,707

Total net revenues	345,801

Cost of revenues(1)	(277,954)

Gross profit	67,847

Operating expenses(1)
Research and development expenses	(22,477)
Sales and marketing expenses	(15,279)
General and administrative expenses	(20,743)

Total operating expenses	(58,499)

Other income	1,624

Operating income	10,972

Interest income and investment income	12,293
Foreign currency exchange losses, net	(205)
Gain on fair value changes of investments	310
Other non-operating expenses	(1,435)

Income before income tax expenses	21,935

Income tax expenses	(5,384)

Net income	16,551

Share of income in equity method investments, net of income taxes	(145)

Gain on disposal, net of tax	902,777

Net income from discontinued operations	919,183

For the year ended
December 31,
2020
US$

Net cash provided by discontinued operating activities	19,506
Net cash provided by discontinued investing activities	85,552
Net cash provided by discontinued financing activities	1,232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.   Discontinued operations (continued)

(b)  Disposal of Huya (continued)

(1)Share-based compensation was allocated in cost of revenues and operating expenses as follows:

For the year ended December 31,
2020
US$

Cost of revenues	2,354
Research and development expenses	5,309
Sales and marketing expenses	375
General and administrative expenses	13,558

(c) Reconciliation with net income from discontinued operations presented in the consolidated statements of comprehensive income is as below:

	For the year ended December 31,
	2020	2021
	US$	US$

Net income from discontinued operations of YY Live (Note 3(a))	482,487	35,567
Net income from discontinued operations of Huya (Note 3(b))	919,183	—

Net income from discontinued operations as presented in the consolidated statements of comprehensive income	1,401,670	35,567

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

As mentioned in Note 1(d), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIEs, namely Guangzhou Huaduo, Guangzhou Huya and Guangzhou BaiGuoYuan. In January 2021, Mr. David Xueling Li and other nominal shareholder transferred in total 100% of the nominee shares of Guangzhou BaiGuoYuan to Guangzhou Qianxun Network Technology Co., Ltd. (“Guangzhou Qianxun”), a VIE of the Company. In February 2021, Beijing Tuda and Mr. David Xueling Li transferred their respective nominee shares in Guangzhou Huaduo to Guangzhou Tuyue Network Technology Co., Ltd. (“Guangzhou Tuyue”), a VIE of the Company. As of December 31, 2022, Guangzhou Tuyue holds the majority of nominee shares of Guangzhou Huaduo., and Guangzhou Qianxun holds 100% of the nominee shares of Guangzhou BaiGuoYuan.

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

For the years ended December 31, 2020, 2021 and 2022, the Company’s wholly owned subsidiaries, mainly including Beijing Huanju Shidai, BaiGuoYuan Technology and Huya Technology, determined the service fees which were charged to the Group’s VIEs, respectively. Huya Technology ceased to be a subsidiary of the Company upon the disposal of Huya on April 3, 2020.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

The following consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries was included in the accompanying consolidated financial statements. For purposes of this presentation, activity within and between the VIEs and VIEs’ subsidiaries have been eliminated, but transactions with other entities within the Group have been included without elimination. Presentation of the comparative data for 2020 and 2021 have been expanded to conform to the current year presentation.

	December 31,
	2021	2022
	US$	US$
Assets
Current assets
Cash and cash equivalents	433,405	247,497
Restricted cash and cash equivalents	7,364	6,239
Short-term deposits	308,986	362,310
Short-term investments	288,944	36,108
Accounts receivable, net	5,880	5,830
Amounts due from Group companies	263,373	476,689
Amounts due from related parties	9,684	1,114
Prepayments and other current assets	101,173	77,838
Total current assets	1,418,809	1,213,625

Non-current assets
Investments	235,277	355,261
Property and equipment, net	171,831	221,614
Land use rights, net	370,052	330,005
Intangible assets, net	58,893	49,016
Right of use asset, net	4,911	3,887
Other non-current assets	1,055	7,377
Total non-current assets	842,019	967,160

Total assets	2,260,828	2,180,785

Liabilities
Current liabilities
Accounts payable	14,200	29,586
Deferred revenue	13,873	14,328
Advances from customers	1,242	230
Income taxes payable	25,606	25,354
Accrued liabilities and other current liabilities	114,325	85,302
Amounts due to Group companies	131,887	67,698
Amounts due to related parties	1,024	128
Lease liabilities due within one year	3,077	2,232
Short-term loans	—	15,014
Total current liabilities	305,234	239,872

Non-current liabilities
Lease liabilities	2,096	1,723
Deferred revenue	3,849	5,752
Deferred tax liabilities	9,105	12,253
Other non-current liabilities	7,372	436
Total non-current liabilities	22,422	20,164

Total liabilities	327,656	260,036

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.    Certain risks and concentration (continued)

(a)   PRC regulations (continued)

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Net revenues from Group companies	79,609	109,618	54,587
Net revenues from third parties	396,343	447,471	478,656
Total cost and operating expenses	(1,030,300)	(701,686)	(547,931)
Other items of the consolidated statements of comprehensive income	23,244	22,305	52,054
Net (loss) income from continuing operations	(531,104)	(122,292)	37,366

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Net cash (used in) provided by operating activities with Group companies	(344,858)	77,319	(47,155)
Net cash (used in) provided by operating activities with third parities	(73,830)	153,715	95,059
Net cash (used in) provided by operating activities	(418,688)	231,034	47,904

Net cash used in investing activities with Group companies	(104,111)	(35,559)	(194,107)
Net cash (used in) provided by investing activities with third parities	(47,787)	170,112	(42,399)
Net cash (used in) provided by investing activities	(151,898)	134,553	(236,506)

Net cash provided by financing activities with Group companies	25,219	5,378	32,753
Net cash provided by (used in) financing activities with third parities	21,690	(97,198)	754
Net cash provided by (used in) financing activities	46,909	(91,820)	33,507

Transactions between the VIE and other entities in the consolidated group

For the years ended December 31, 2020, 2021 and 2022, the VIEs earned inter-company revenues from sales of software in the amounts of US$24,523, nil and US$1,415, respectively. In addition, the VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$41,832, US$80,402 and US$54,127 for the years ended December 31, 2020, 2021 and 2022, respectively for the purchase of software. The VIEs also recognized inter-company cost of revenues and operating expenses in the amounts of US$447,271, US$35,899 and US$55,760 for the years ended December 31, 2020, 2021 and 2022, respectively for technical support services. All of these balances and transactions have been eliminated in consolidation. Unsettled balance related to technology service fees payable by VIEs to other group entities amounted to US$66,811 and US$325,428 as of December 31, 2021 and 2022, respectively.

Cash flows between the VIE and other entities in the consolidated group

For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to Group companies for the settlement of software transactions were US$53,696, US$62,499 and US$52,878, respectively. For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to Group companies for the settlement of technical support fees were US$369,897, US$52,119 and US$56,823, respectively. For the years ended December 31, 2020, 2021 and 2022, cash received by VIEs from Group companies were US$25,039, US$129,440 and US$9,668, respectively, for the revenues earned from Group companies. All of these cash flows have been eliminated in consolidation.

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

As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2020, 2021 and 2022 and believes that its credit risk to be minimal.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.    Business combination

(a)   Acquisition of Shopline Corporation Limited (“Shopline”)

Shopline is a company that operates an e-commerce online platform, together with other ancillary services including logistics, payments and marketing, to enable and facilitate merchants to establish their e-commerce operations. Prior to this acquisition, the Company had an equity interest in Shopline and was accounted for using the equity method. On August 22, 2022, the Company announced that it has entered into a share subscription agreement with Shopline and the transaction was completed on September 6, 2022 and is accounted for as a business combination. Under the agreement, the Company subscribed for series B preferred shares of Shopline for an aggregate cash consideration of US$182.9 million. The Company previously held interests in this acquiree before the acquisition and the fair value of the previously held equity interest is considered part of the consideration of this acquisition. After the completion of this acquisition, the Company has an effective shareholding of 70.4% in Shopline, net of potential dilution impact of the employee share option, and Shopline became a subsidiary of the Company.

The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company’s common share as of the acquisition date:

As of acquisition date
US$

Cash	182,892
Fair value of previously held equity interest in Shopline	440,692
Elimination of preexisting amounts due from Shopline	76,226
Total consideration	699,810

The amount of the preexisting amounts due from Shopline of US$76,226 was included as part of the consideration, which was effectively eliminated upon the acquisition.

The results of operations since the acquisition dates of the acquiree was not significant to the Group’s consolidated results of operations.

In accordance with ASC 805, the Company’s previously held equity interest in Shopline was re-measured to fair value on the acquisition date, and a re-measurement gain of US$440,692 was recognized as gain on fair value changes of investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.    Business combination (continued)

(a)   Acquisition of Shopline (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

As of acquisition date
US$

Net tangible assets acquired:
-Cash and cash equivalents, restricted cash and cash equivalents and restricted short-term deposits	210,030
-Accounts receivables	12,840
-Right-of-use assets, net	12,192
-Prepayments and other current assets	27,286
-Property and equipment, net	2,474
Identifiable intangible assets acquired:
-Trademark	144,000
-Software	298
-Domain names	254
Accrued liabilities and other liabilities	(113,928)
Lease liabilities	(12,230)
Deferred revenue	(20,336)
Deferred tax liabilities	(28,800)
Goodwill	708,471
Non-controlling interests	(222,741)
Mezzanine Equity	(20,000)
Total	699,810

The Company estimated the fair value of the acquired trademark using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. The Company’s determination of the fair value of the acquired trademark involved the use of estimates and assumptions related to revenue growth rates, royalty rates and discount rates. The estimated useful lives of the trademark is 10 years.

The fair value of the non-controlling interest was calculated after determination of an overall enterprise value for the Company. The Company, through a third-party valuation expert, determined the enterprise value using the Option Pricing Model (“OPM”) Backsolve approach under the market approach.

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and mainly comprised (a) the assembled work force and (b) the expected future growth, enhancing world-class user experiences and expansion in global markets as a result of the synergy resulting from the acquisition. The goodwill recognized is not expected to be deductible for income tax purpose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.    Business combination (continued)

(a)   Acquisition of Shopline (continued)

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2021 and 2022 of the Company as if the acquisition had occurred on January 1, 2021. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets and corresponding deferred tax liability; (ii) removal of the share of loss in JOYY’s previously held interests in Shopline accounted for using equity method; (iii) removal of the remeasurement gain of JOYY’s previously held interests in Shopline; (iv) elimination of transaction between Shopline and the Group; (v) allowance for doubtful accounts related to preexisting amounts due from Shopline, if any, and (vi) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2021, nor is it indicative of future operating results.

	For the year ended December 31,
	2021	2022
	US$	US$

Pro forma net revenues	2,697,395	2,493,333
Pro forma net loss	(122,938)	(415,250)

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

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and mainly comprised the assembled work force and the synergy resulting from the acquisition. The goodwill recognized is not expected to be deductible for income tax purpose.

The fair value of the non-controlling interest was calculated after determination of an overall enterprise value for the Company. The Company, through a third-party valuation expert, determined the enterprise value using income approach.

Pro forma information related to this acquisition has not been included on the basis of relative immateriality to consolidated financial results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

6.    Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2021 and 2022 primarily consist of the following currencies:

	December 31, 2021		December 31, 2022
		US$		US$
	Amount	equivalent	Amount	equivalent

US$	1,220,064	1,220,064	863,452	863,452
RMB	3,462,640	543,099	2,064,300	296,399
Others	N/A	74,022	N/A	54,598
Total		1,837,185		1,214,449

As of December 31, 2021 and 2022, the Group’s restricted cash and cash equivalents were US$297,022 and US$303,370, respectively. The restricted cash and cash equivalents primarily consists of amounts deposited and held in escrow account owned by the Group, which was a portion of the consideration received from Baidu, in accordance with the terms set forth in the agreement with Baidu to dispose YY Live business.

7.    Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year.The term deposits balance as of December 31, 2021 and 2022 primarily consist of the following currencies:

	December 31, 2021		December 31, 2022
		US$		US$
	Amount	equivalent	Amount	equivalent

RMB	2,170,000	340,355	2,623,347	376,668
US$	1,263,843	1,263,843	1,983,877	1,983,877
Total		1,604,198		2,360,545

8.    Restricted short-term deposits

As of December 31, 2021, the Group’s restricted short-term deposits were US$285, which was deposits for opening credit card accounts.

As of December 31, 2022, the Group’s restricted short-term deposits were US$47,741, which was mainly pledged as collateral for the banking facilities of US$47 million.

9.    Accounts receivable, net

	December 31,
	2021	2022
	US$	US$

Accounts receivable, gross	126,798	138,597
Less: allowance for expected credit loss of receivables	(12,426)	(20,670)

Accounts receivable, net	114,372	117,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.    Accounts receivable, net (Continued)

The following table summarizes the details of the Group’s allowance for doubtful accounts:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Balance at the beginning of the year	(9)	(7,387)	(12,426)
Adoption of ASC326	(652)	—	—
Additions charged to general and administrative expenses, net	(6,726)	(5,039)	(8,484)
Write-off during the year	—	—	240

Balance at the end of the year	(7,387)	(12,426)	(20,670)

10.    Financing receivables, net

Financing receivables consist of the following:

	December 31,
	2021	2022
	US$	US$

Financing receivables, gross
Micro-credit personal loans	20,317	18,556

Less: allowance for expected credit loss on financing receivables	(20,317)	(18,556)

Financing receivables, net	—	—

As of December 31, 2021 and 2022, micro-credit personal loans were not guaranteed.

Allowance for expected credit loss for the Group’s financing receivables of US$676, and reversal of allowance for expected credit loss of US$70, US$45 was recognized in general and administrative expenses for the year ended December 31, 2020, 2021 and 2022, respectively.

(1)	Micro-credit personal loans

Micro-credit personal loans provided by the Group are non-accrual financing receivables related to personal loans amounted to US$20,317 and US$18,556 as of December 31, 2021 and 2022, respectively, and were past due for over 1 year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.    Financing receivables, net (continued)

(2)	Corporate loans

A majority of the Group’s corporate loan business was in the form of sale-and-leaseback arrangements, under which the Group purchases equipment from third party companies and lease back the equipment to the sellers. In 2019, one lessee was unable to repay the principal amount of approximately US$2,416 due in January and was default. The Group has brought certain lawsuits against this lessee to the court, claiming the lessee to repay all the outstanding amount. Upon the date of the issuance of the consolidated financial statements for the year ended December 31, 2019, the court has passed the first instance judgment on all of these lawsuits, which supported the Group’s claim and ordered the lessee to repay all the outstanding amounts due to the Group. Furthermore, the additional assets of the lessee or its related entity was pledged and preserved as collateral. Based on the Group’s assessment on the lessee’s finance condition and the recoverable amount from the collateral, the financial receivable cannot be fully recovered. As a result, an allowance for expected credit loss of US$10,430 was recognized in general and administrative expenses for the year ended December 31, 2019 against the carrying value of the financing receivables. In 2021 and 2022, based on the Group’s assessment on the fair value of the pledged assets as of December 31, 2021 and 2022, no further impairment charge was recognized against the carrying value of the financing receivables for the year ended December 31, 2021 and 2022. The Group reclassified the amount due from this lessee from financing receivables to prepayments and other current assets in 2021 considering the fact that the original term of this receivable has ended by December 31, 2021 and the nature of this receivable has changed from financing receivables to other receivables as the expected means of settlement of the receivable has changed. Net amount of the receivable as of December 31, 2021 reclassified to prepayment and other current assets was US$20,177, which is the difference between the gross amount of US$30,607 and allowance of US$10,430 as of December 31, 2021. The Group has ceased the corporate loan business during 2019.

Movement of allowance for expected credit loss on financing receivables (micro-credit personal loans only) is as follows:

	For the year ended December 31,
	2021	2022
	US$	US$

Balance at the beginning of the year	(30,114)	(20,317)
Addition for the year	(633)	1,761
Reclassification to prepayments and other current assets	10,430	—

Balance at the end of the year	(20,317)	(18,556)

11.  Prepayments and other current assets

	December 31,
	2021	2022
	US$	US$

Interest receivable	22,082	40,280
Value added taxes to be deducted	28,090	31,415
Receivables from payment platforms	24,512	20,210
Employee advances	4,073	2,386
Prepayments and deposits to vendors and content providers	6,126	4,105
Deposits	5,831	5,651
Loans to third parties	7,604	400
Amount due from a lessee of sale-and-leaseback arrangement - net (Note 10)	20,177	18,355
Net assets subject to disposal related to YY Live (Note 3(a))	38,194	38,194
Others	57,044	75,187
Total	213,733	236,183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments

	December 31,
	2021	2022
	US$	US$

Equity investments accounted for using the equity method (i)	850,557	458,463
Equity investments with readily determinable fair values (ii)	25,480	1,180
Equity investments without readily determinable fair values (iii)	146,418	179,462
Available-for-sale debt investment (iv)	—	21,299

Total	1,022,455	660,404
(i)	Investments have been accounted for under the equity method where the Group has significant influence over these investees and the investments are considered as in-substance common shares.

In 2021 and 2022, the Group acquired minority stakes in a number of privately-held entities with total consideration of US$56,336 and US$95,462, respectively. The decrease in investments in 2022 was mainly attributable to the other-than-temporary impairment loss of US$417.2 million from Huya recognized in share of loss in equity method investments. On April 3, 2020, Huya ceased to be a subsidiary of the Company and the Company deconsolidated its related interest and recognized its investment in Huya as an equity method investment (Note 3(b)). In 2021 and 2022, a net loss from the deemed disposal of Huya was approximately US$5,450 and US$5,477, respectively.

The following tables set forth the summarized financial information of the Group’s equity method investments:

	December 31,
	2021	2022
	US$	US$

Current assets	2,223,447	1,879,845
Non-current assets	552,085	1,060,160
Current liabilities	601,688	373,980
Non-current liabilities	39,719	33,173

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Revenues	1,405,623	2,082,821	1,588,732
Gross profit	386,810	466,970	259,169
Net income (loss)	23,563	(81,953)	(103,729)
Net income (loss) attributable to the investees	23,563	(81,953)	(103,729)

(ii)	The Group does not have the ability to exercise significant influence over these investments. Therefore, it has been precluded from applying the equity method of accounting.

In 2021, the Group partially disposed an investment with readily determinable fair values for a cash consideration of US$128,263. In 2022, the Group disposed an investment with readily determinable fair values for a cash consideration of US$3,927.

In 2020, 2021 and 2022, fair value gain of US$144,634, fair value loss of US$32,773 and fair value loss of US$20,453 related to investments with readily determinable fair values were recognized in the consolidated statements of comprehensive income (Note 29), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments (continued)

(iii)	Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2021 and 2022, the Group acquired minority preferred shares or ordinary shares of a number of privately-held entities with total consideration of US$38,806 and US$23,151, respectively. The ownership interests were less than 20% of the investees’ total equities or the ownership interests redeemable upon condition. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes.

In 2021, the Group partially disposed an investment without readily determinable fair values, with a consideration of US$29,050. In 2022, the Group disposed certain investments without readily determinable fair values, with a consideration of US$4,253 in total.

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

In 2020, fair value gain of US$14,543 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of US$14,543 for the year ended December 31, 2020, fair value gain of US$15,498 was unrealized and fair value loss of US$955 was realized.In 2021, fair value gain of US$14,045 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of US$14,045 for the year ended December 31, 2021, fair value gain of US$1,339 was unrealized and fair value gain of US$12,706 was realized. In 2022, fair value gain of US$17,089 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of US$17,089 for the year ended December 31, 2022, fair value gain of US$12,968 was unrealized and fair value gain of US$4,121 was realized.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2020, 2021 and 2022, based on the Group’s assessment, an impairment charge of US$6,186, US$93,632 and nil was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

(iv)

Available-for-sale debt investment are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Group’s option, which are measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.  Property and equipment, net

Property and equipment consist of the following:

	December 31,
	2021	2022
	US$	US$

Gross carrying amount
Servers, computers and equipment	319,393	272,809
Buildings	158,119	144,678
Construction in progress	96,552	163,199
Decoration of buildings	16,194	14,825
Leasehold improvements	8,210	7,318
Motor vehicles	6,585	7,915
Furniture, fixture and office equipment	5,229	7,362

Total	610,282	618,106
Less: accumulated depreciation	(244,890)	(274,905)

Property and equipment, net	365,392	343,201

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 were US$77,464, US$108,686 and US$83,396, respectively.

14.  Land use rights, net

Land use rights consist of the following:

	December 31,
	2021	2022
	US$	US$

Gross carrying amount	415,970	380,797
Less: accumulated amortization	(45,918)	(50,792)

Land use rights, net	370,052	330,005

Amortization expense for the years ended December 31, 2020, 2021 and 2022 were US$6,957, US$8,607 and US$9,053, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of land use rights
US$

2023	8,575
2024	8,575
2025	8,575
2026	8,575
2027	8,575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2021	2022
	US$	US$

Gross carrying amount
Trademark	371,975	515,704
Customer relationships	154,906	154,830
Non-compete agreement	12,100	12,100
Software	8,941	9,071
Operating rights	7,255	6,641
License	9,949	9,108
Technology	14,770	14,513
Domain names	1,518	1,782
Others	1,415	1,405

Total of gross carrying amount	582,829	725,154

Less: accumulated amortization

Trademark	(102,815)	(145,554)
Customer relationships	(133,921)	(143,500)
Non-compete agreement	(12,100)	(12,100)
Software	(8,270)	(8,426)
Operating rights	(7,144)	(6,539)
License	(1,382)	(1,872)
Technology	(2,988)	(4,834)
Domain names	(644)	(791)
Others	(258)	(397)

Total accumulated amortization	(269,522)	(324,013)

Less: accumulated impairment	(1,225)	(2,841)

Intangible assets, net	312,082	398,300

Amortization expense for the years ended December 31, 2020, 2021 and 2022 were US$102,465, US$58,626 and US$56,151 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of intangible assets
US$

2023	64,017
2024	56,694
2025	55,122
2026	55,118
2027	52,806

The weighted average amortization periods of intangible assets as of December 31, 2021 and 2022 are as below:

December 31,
	2021	2022

Trademark	10 years	10 years
Customer relationships	3 years	3 years
License	15 years	15 years
Operating rights	2 years	2 years
Software	3 years	3 years
Domain names	15 years	15 years
Technology	6 years	6 years
Others	10 years	10 years

16.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 are as follows:

	All other	Bigo	Total
	US$	US$	US$

Balance as of December 31, 2020 (i)	17,862	1,854,221	1,872,083
Increase in goodwill related to acquisition (ii)	84,925	—	84,925
Foreign currency translation adjustments	1,255	—	1,255
Balance as of December 31, 2021	104,042	1,854,221	1,958,263

Increase in goodwill related to acquisition (ii)	708,471	—	708,471
Impairment (i)	(14,830)	—	(14,830)
Foreign currency translation adjustments	(2,597)	—	(2,597)
Balance as of December 31, 2022	795,086	1,854,221	2,649,307
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.  Goodwill (continued)

The Group performed a goodwill impairment analysis in the fourth quarter of 2020, 2021 and 2022. When determining the fair value of the Bigo reporting unit, the Group used the income approach. The income approach determines fair value based on discounted cash flow models derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value for the impairment analysis of 2022. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment, the fair value of Bigo reporting unit exceeded their carrying value by around 10%, 10% and 4% of the carrying value of the Bigo reporting unit in 2020, 2021 and 2022, respectively. In addition, management also assessed the reasonableness of the fair value derived from its discounted cash flow analysis after consideration of the Group's net book value and market capitalization.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of a reporting unit exceeded their respective fair values and recorded impairment losses of nil, nil and US$14,830 during the years ended December 31, 2020, 2021 and 2022, respectively.

(ii)The increase in goodwill in 2021 and 2022 was related to the acquisition in Note 5.

17.  Deferred revenue

	December 31,
	2021	2022
	US$	US$

Deferred revenue, current
Live streaming	58,425	63,303
Others	2,485	22,711
Total current deferred revenue	60,910	86,014

Deferred revenue, non-current
Live streaming	5,931	9,430
Others	491	335
Total non-current deferred revenue	6,422	9,765

18.  Accrued liabilities and other current liabilities

	December 31,
	2021	2022
	US$	US$

Revenue sharing fees and content costs	129,717	106,770
Salaries and welfare	99,725	85,361
Marketing and promotion expenses	58,854	58,600
Value added taxes and other taxes payable	137,142	160,257
Bandwidth costs	19,746	20,171
Consideration received related to disposal of YY Live (Note 3(a))	1,862,750	1,861,299
Others	37,904	67,544

Total	2,345,838	2,360,002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.  Short-term loans

	December 31,
	2021	2022
	US$	US$

Short-term loans	—	37,270

The Group entered into several agreements with banks, pursuant to which the Group borrowed loans with total principal amount of RMB259 million (equivalent to US$37 million) within a banking facility of RMB360 million (equivalent to US$52 million) in 2022. These loans were all with a maturity of less than one year and the annual interest rates ranged from 1.40% to 2.98%. Short-term deposits of US$47 million were pledged as collateral for the banking facilities, which were classified as restricted short-term deposits.

20.  Convertible bonds

	December 31,
	2021	2022
	US$	US$

Current
2025 Convertible Senior Notes	—	435,087
	—	435,087
Non-current
2025 Convertible Senior Notes	463,319	—
2026 Convertible Senior Notes	460,758	401,173
	924,077	401,173

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

During 2022, the Company recognized a net gain on extinguishment of debt of US$7.1 million net of the write-off of associated unamortized deferred loan costs through repayment of US$90.6 million of the Notes at a cost of US$83.1 million.

As of December 31,2021 and 2022, US$924.1 million and US$401.2 million have been accounted for as the value of the convertible bonds in non-current liabilities. Interest expense related to the Notes due 2025 and Notes due 2026 recognized during the years ended December 31, 2021 and 2022 was US$13,332 and US$2,448, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.   Cost of revenues

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Revenue sharing fees and content costs	812,706	1,158,435	1,020,174
Payment handling costs	190,583	212,655	165,421
Bandwidth costs	120,419	96,536	77,496
Salary and welfare	102,330	116,679	87,629
Depreciation and amortization	61,021	87,339	70,666
Technical service fee	59,325	55,874	63,328
Share-based compensation	5,797	8,089	8,185
Other costs	25,965	45,543	66,489

Total	1,378,146	1,781,150	1,559,388

22.  Other income

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Government grants	6,518	16,947	11,534
Others	1,577	3,429	5,971

Total	8,095	20,376	17,505

23.  Income tax

(i)	Cayman Islands

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

(iv)	Singapore (continued)

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

Bigo Singapore applied for the Incentive and received approval in October 2018 and started to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022. Bigo Singapore applied for the renewal of Incentive qualification and received approval in December 2022 and is entitled to enjoy the beneficial tax rate from 2023 to 2027. Other Singapore entities were subject to 17% income tax for the periods reported.

(v)	Mainland China

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

Certain PRC subsidiaries and VIEs, including Guangzhou Huanju Shidai, Guangzhou BaiGuoYuan and BaiGuoYuan Technology, etc. are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, most of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 onwards, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Qualified subsidiaries and VIEs of the Group claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an Foreign Invested Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2021 and 2022 are approximately US$2,530,305 and US$2,385,325, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.   Income tax (continued)

(v)	Mainland China (continued)

In 2022, the Group determined to cause one of its PRC subsidiaries, Guangzhou Huanju Shidai, to declare and distribute a cash dividend of part of its stand-alone 2020 earnings, amounted to US$110,000, to its direct oversea parent company, Duowan BVI. So Guangzhou Huanju Shidai paid for the withholding tax in the amount of US$11,000 in 2022.

The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings in the PRC for use in the operation. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2021 and 2022.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Current income tax expenses	(15,209)	(35,550)	(36,510)
Deferred income tax (expenses) benefit	(12,616)	9,805	1,935
Income tax expenses	(27,825)	(25,745)	(34,575)

The company records annual income tax with regard to a number of tax jurisdictions, including the Mainland China, Singapore and Hong Kong. However, the amount of expense recorded for each respective jurisdiction is immaterial to the consolidated tax provision.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	2020	2021	2022

Singapore statutory income tax rate (*)	17.0%	17.0%	17.0%
Effect of tax holiday and preferential tax benefit	(163.2)%	20.9%	(5.3)%
Effect of different tax rates available to different jurisdictions	(60.1)%	47.6%	(9.5)%
Permanent differences (i)	151.9%	(66.3)%	6.8%
Change in valuation allowance	484.7%	(95.2)%	0.8%
Effect of Super Deduction available to the Group	(226.6)%	42.8%	(4.4)%
Effective income tax rate	203.7%	(33.2)%	5.4%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.   Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2021 and 2022 are as follows:

	December 31,
	2021	2022
	US$	US$

Deferred tax assets:
Tax loss carried forward	176,009	197,651
Allowance for expected credit loss of receivable, accrued expense and others not currently deductible for tax purposes	33,341	37,991
Deferred revenue	5,346	2,708
Impairment of investment	7,632	4,937
Others	—	4,350
Valuation allowance (i)	(213,688)	(242,051)

Amounts offset by deferred tax liabilities	(8,640)	(5,586)

Total deferred tax assets, net	—	—

Deferred tax liabilities:
Related to the fair value changes of investments	9,061	10,446
Related to acquired intangible assets	34,013	54,774
Others	1,780	4,628

Amounts offset by deferred tax assets	(8,640)	(5,586)

Total deferred tax liabilities, net	36,214	64,262
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Deferred tax assets and liabilities (continued)

Movement of valuation allowance

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Balance at beginning of the year	(87,106)	(150,252)	(213,688)
Additions	(96,629)	(119,999)	(58,968)
Reversals	33,483	56,563	30,605
Balance at end of the year	(150,252)	(213,688)	(242,051)

Tax loss carry forwards

As of December 31, 2022, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to US$626,692, which were mainly generated by non-HNTEs. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTEs. The tax losses of entities in the PRC will expire from 2023 to 2027, if not utilized except for those arose from HNTEs which will expired during the period from 2023 to 2032. The accumulated tax losses of subsidiaries incorporated in Hong Kong, Singapore and other countries, subject to the agreement of the relevant tax authorities, of US$15,907, US$362,404 and US$95,610,respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore have no time limit.

In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiaries for tax years 2019 through 2022 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2022 by Singapore tax authorities.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. Accordingly, tax filings of the Group’s PRC subsidiaries and VIEs for tax years 2018 through 2022 remain subject to the review by the relevant PRC tax authorities. There were no ongoing tax examinations as of December 31, 2022 by PRC tax authorities.

24.  Mezzanine equity

In 2018, a subsidiary of the Group issued 500,000,000 shares of redeemable convertible preferred shares for cash consideration of US$50,000 to certain third-party investors. The Group classifies the redeemable convertible preferred shares as mezzanine equity and records accretion of redemption value in accordance with ASC 480-10. The Group used the interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the non-controlling interests. Accretion of redeemable convertible preferred shares to redemption value of US$5,000, US$5,000 and US$5,000 was recognized for the years ended December 31, 2020, 2021 and 2022.

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

During the year ended December 31, 2022, 780,263 Class A common shares were issued for the exercised share options, vested restricted shares and restricted share. In addition, 3,567,640 Class A common shares were transferred out from the treasury shares pool and issued for vested restricted share units during the year ended December 31, 2022. The Company also repurchased an aggregate of 4,225,359 ADSs, representing 84,507,180 Class A common shares at an average price of US$32.6786 per ADS or US$1.6339 per Class A common share, for aggregate consideration of US$138.1 million. Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

As of December 31, 2022, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 1,317,840,464 Class A common shares and 326,509,555 Class B common shares had been issued, 1,066,177,028 Class A common shares and 326,509,555 Class B common shares were outstanding, respectively.

In November 2021, the Company announced that its board of directors has authorized an additional share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022 (the “November 2021 Share Repurchase Plan”). In November 2022, the Company’s board of directors authorized the continued usage of the unutilized quota under the 2021 Share Repurchase Program, which amounted to US$800 million then, for another 12-month period beginning from the end of November 2022. In the fourth quarter of 2022, the Company had repurchased US$31.8 million of its shares, bringing the cumulative repurchases in the full year of 2022 to approximately US$138.1 million. As of December 31, 2022, the Company had repurchased approximately US$173.8 million of its shares pursuant to the 2021 Share Repurchase Program, as amended.

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

During the years ended December 31, 2020, 2021 and 2022, the Company granted restricted share units to employees of 62,770,405, 9,387,270 and 9,918,014, respectively, pursuant to the 2011 Share Incentive Scheme.

The following table summarizes the restricted share units activity for the years ended December 31, 2020, 2021 and 2022:

		Weighted
	Number of	average
	restricted	grant-date
	shares units	fair value (US$)

Outstanding, December 31, 2019	27,113,132	3.9034

Granted	62,770,405	3.6059
Forfeited	(10,312,521)	3.9198
Vested	(6,918,126)	4.3045

Outstanding, December 31, 2020	72,652,890	3.6059

Granted	9,387,270	3.6323
Forfeited	(42,872,565)	3.5461
Vested	(15,139,700)	3.6104

Outstanding, December 31, 2021	24,027,895	3.7202

Granted	9,918,014	1.5065
Forfeited	(8,023,640)	3.4889
Vested	(8,386,702)	3.7594

Outstanding, December 31, 2022	17,535,567	2.5551

Expected to vest as of December 31, 2022	15,234,920	2.5257

For the years ended December 31,2020,2021 and 2022, the Company recorded share-based compensation of US$47,514, US$21,427 and US$21,463 in relation to continuing operations using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(i)    Restricted Share Units (continued)

As of December 31, 2022, total unrecognized compensation expense relating to the restricted share units was US$21,865. The expense is expected to be recognized over a weighted average period of 1.13 years using the graded-vesting attribution method.

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

During the years ended December 31, 2020, 2021 and 2022, the Company granted restricted share to employees of 4,541,086, 7,888,160 and 2,723,629, respectively.

The following table summarizes the restricted shares activity for the years ended December 31, 2020, 2021 and 2022:

		Weighted
	Number of	average
	restricted	grant-date fair
	shares	value (US$)

Outstanding, December 31, 2019	38,204,251	3.5267

Granted	4,541,086	3.9739
Forfeited	(4,554,972)	3.5287
Vested	(11,770,000)	3.6290

Outstanding, December 31, 2020	26,420,365	3.5577

Granted	7,888,160	3.0435
Forfeited	(8,661,973)	3.7025
Vested	(10,497,147)	3.4862

Outstanding, December 31, 2021	15,149,405	3.2566

Granted	2,723,629	1.8427
Forfeited	(1,943,365)	3.0494
Vested	(4,994,233)	3.5657

Outstanding, December 31, 2022	10,935,436	2.8002

Expected to vest as of December 31, 2022	9,430,412	2.8289

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(ii)  Restricted Shares (continued)

For the years ended December 31, 2020, 2021 and 2022, the Company recorded share-based compensation for restricted shares in relation to continuing operations of US$38,618, US$9,733 and US$12,602 using the graded-vesting attribution method.

As of December 31, 2022, total unrecognized compensation expense relating to the restricted shares was US$21,424. The expense is expected to be recognized over a weighted average period of 1.47 years using the graded-vesting attribution method.

(iii)  Share options

2011 Share Incentive Scheme

Grant of options

During the years ended December 31, 2020, 2021 and 2022, no share option had been granted to employees or non-employees.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)

Outstanding, January 1, 2020	10,307,400	3.8069	5.45	—

Outstanding, December 31, 2020	10,307,400	3.8069	4.45	3,669

Forfeited	(893,000)	3.8830

Outstanding, December 31, 2021	9,414,400	3.7997	2.80	—

Outstanding, December 31, 2022	9,414,400	3.7997	1.80	—

Expected to vest as of December 31, 2022	9,414,400	3.7997	1.80	—
Exercisable as of December 31, 2022	7,929,300	3.8492	1.97	—

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2020, 2021 and 2022 and the exercise price. The total intrinsic value was nil due to the higher exercise price compared to the Company’s common shares as of December 31, 2021 and 2022 and the exercise price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.  Share-based compensation (continued)

(a)  JOYY’s share-based awards (continued)

(iii)  Share options (continued)

For the years ended December 31, 2020, 2021 and 2022, the Company recorded share-based compensation in relation to continuing operations of US$5,558, US$2,222 and US$1,022 using the graded vesting attribution method.

(b)  Other share-based awards

For the years ended December 31, 2020, 2021 and 2022, the Company recorded share-based compensation expense of US$470, nil and US$9,009 for other share-based compensation.

27.  Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Numerator:
Net (loss) income from continuing operations attributable to common shareholders of JOYY Inc.	(28,305)	(125,096)	119,465
Dilutive effect of convertible bonds	—	—	11,740
Numerator for diluted (loss) income per share from continuing operations	(28,305)	(125,096)	131,205

Net income from discontinued operations attributable to common shareholders of JOYY Inc.	1,391,638	35,567	—
Incremental dilution from Huya(1)	(655)	—	—
Numerator for diluted income per share from discontinued operations	1,390,983	35,567	—

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,600,199,759	1,562,016,001	1,439,390,191
Dilutive effect of convertible bonds	—	—	193,704,343
Dilutive effect of restricted stock	—	—	7,524,041
Dilutive effect of restricted share units	—	—	4,829,865
Denominator for diluted calculation	1,600,199,759	1,562,016,001	1,645,448,440

Basic net income (loss) per Class A and Class B common share	0.85	(0.06)	0.08
Continuing operations	(0.02)	(0.08)	0.08
Discontinued operations	0.87	0.02	—
Diluted net income (loss) per Class A and Class B common share	0.85	(0.06)	0.08
Continuing operations	(0.02)	(0.08)	0.08
Discontinued operations	0.87	0.02	—

Basic net income (loss) per ADS*	17.04	(1.14)	1.66
Continuing operations	(0.35)	(1.60)	1.66
Discontinued operations	17.39	0.46	—
Diluted net income (loss) per ADS*	17.04	(1.14)	1.59
Continuing operations	(0.35)	(1.60)	1.59
Discontinued operations	17.39	0.46	—

*    Each ADS represents 20 common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.  Basic and diluted net income per share (continued)

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

For the years ended December 31, 2020, 2021 and 2022, the following shares outstanding were excluded from the calculation of diluted net income (loss) per share, as their inclusion would have been anti-dilutive for the periods prescribed but which could potentially dilute EPS in the future.

	For the year ended December 31,
	2020	2021	2022

Shares issuable upon exercise of share options	10,307,400	9,414,400	9,414,400
Shares issuable upon exercise of restricted share units	72,652,890	24,027,895	—
Shares issuable upon exercise of restricted share	26,420,365	15,149,405	—
Shares issuable upon conversion of convertible bonds	210,568,000	201,677,195	—

28.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group
Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”)	Significant influence exercised by a principal shareholder of the Company
Kingsoft Cloud Holdings Limited (“Kingsoft Cloud”)	Significant influence exercised by a principal shareholder of the Company
Shopline*	Investment with significant influence
Xiaomi Corporation (“Xiaomi Group”)	Controlled by a principal shareholder of the Company
Huya **	Investment with significant influence

*    Since September 6, 2022, Shopline became a subsidiary of the Group and ceased to be a related party of the Group.

**  Since April 3, 2020, Huya ceased to be a subsidiary of the Group and the Group accounted for the investment in Huya using the equity method.

During the years ended December 31, 2020, 2021 and 2022, significant related party transactions are as follows:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$

Disposal of investments to related parties	20,271	—	—
Bandwidth service provided by Guangzhou Sunhongs	14,229	3,287	1,513
Promotion expense charged from related parties	2,533	3,149	5,322
Bandwidth service provided by Kingsoft Cloud	2,126	448	—
Loan to related parties	723	34,035	28,062
Purchase of fixed assets from Kingsoft Cloud	427	—	—
Payments on behalf of related parties, net of repayments	335	55,301	36,522
Others	850	2,552	2,862

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.  Related party transactions (continued)

As of December 31, 2021 and 2022, the amounts due from/to related parties are as follows:

	December 31,
	2021	2022
	US$	US$

Amounts due from related parties, current
Amounts due from Shopline	56,316	—
Others	668	1,794

Total	56,984	1,794

Amounts due to related parties
Due to Huya	4,363	1,262
Due to Xiaomi Group	1,384	1,750
Due to Guangzhou Sunhongs	128	146
Others	1,056	67

Total	6,931	3,225

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

(a)   Fair value measurement on a recurring basis

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2021 and 2022:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	212,795	682,697	51,051	946,543
Equity investment with readily determinable fair values (ii)	25,480	—	—	25,480
	238,275	682,697	51,051	972,023

	As of December 31, 2022
	Level 1	Level 2	Total

Assets
Short-term investments (i)	185,130	177,510	362,640
Equity investment with readily determinable fair values (ii)	1,179	—	1,179
	186,309	177,510	363,819
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

(a)   Fair value measurement on a recurring basis (continued)

The following table presents the changes in Level 3 assets for the years ended December 31, 2020, 2021 and 2022:

Available-for-sale
debt investment
US$

Balance as of December 31, 2020	1,000
Impairment	(1,000)
Balance as of December 31, 2021	—
Acquisition	21,299
Balance as of December 31, 2022	21,299

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

(b)   Fair value measurement on a non-recurring basis

The Company measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2020, 2021 and 2022, gain on fair value changes of investment of US$14,543, US$14,045 and US$17,089 due to the observable price change of the investment without readily determinable fair value.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2020, 2021 and 2022, based on the Group’s assessment, an impairment charge of US$6,186, US$93,632 and nil was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

30.  Commitments and contingencies

(a)  Operating lease commitments

The operating lease commitments as of December 31, 2022 amounting to US$2,023 mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)  Capital commitments

As of December 31, 2021 and 2022, the Group had outstanding capital commitments totaling to US$109,881 and US$143,471, which consisted of capital expenditures related to properties and additional investments in equity investments, respectively.

(c)  Litigation

The Company and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2021 alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in a short seller report. On March 9, 2022, the court granted the motion to dismiss the claims against the Company but plaintiff still has the ability to file a notice of appeal within 30 days from March 9, 2022. The plaintiffs have filed a notice of appeal before the due date. As of the date of this report, the Company is not able to make a reliable estimate of any potential loss from this class action.

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

31.  Dividends

On March 16, 2023, the board of directors declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the fourth quarter of 2022, which is expected to be paid on April 28, 2023 to shareholders of record as of the close of business on April 13, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately US$1,088,061 and US$989,061 for the Group’s VIEs as of December 31, 2021 and 2022, respectively, and US$210,740 and US$260,250 for the Group’s subsidiaries as of December 31, 2021 and 2022, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

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

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company are not required to be presented.

33.  Segment Reporting

Historically, there are three segments in the Group, including YY, Huya and Bigo for the year ended December 31, 2019. Starting from the second quarter of 2020, the Company deconsolidated Huya and Huya’s historical financial results were reflected in the Company’s consolidated financial statements as discontinued operations accordingly. As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as “All other” segment and has been recast to exclude the financial numbers of YY Live.

Therefore, there are two segments, including “Bigo” and “All other” for the years ended December 31, 2020, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment:

For the year ended December 31, 2022:

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	1,905,045	320,473	—	2,225,518
Others	91,976	94,267	(245)	185,998

Total net revenues	1,997,021	414,740	(245)	2,411,516

Cost of revenues(2)	(1,249,361)	(310,272)	245	(1,559,388)

Gross profit	747,660	104,468	—	852,128
Operating expenses(2)
Research and development expenses	(168,148)	(93,659)	—	(261,807)
Sales and marketing expenses	(311,545)	(88,890)	—	(400,435)
General and administrative expenses	(60,843)	(80,983)	—	(141,826)
Goodwill impairment	—	(14,830)	—	(14,830)

Total operating expenses	(540,536)	(278,362)	—	(818,898)

Other income	12,944	4,561	—	17,505

Operating income (loss)	220,068	(169,333)	—	50,735

Interest expense	(4,458)	(11,922)	3,610	(12,770)
Interest income and investment income	9,592	87,166	(3,610)	93,148
Foreign currency exchange gain (losses), net	13,120	(1,454)	—	11,666
Gain on disposal and deemed disposal of investments	—	4,113	—	4,113
Gain on fair value changes of investment	1,979	422,325	—	424,304
Gain on extinguishment of debt and derivative	—	63,378	—	63,378

Income before income tax expenses	240,301	394,273	—	634,574

Income tax expenses	(14,433)	(20,142)	—	(34,575)

Income before share of loss in equity method investments, net of income taxes	225,868	374,131	—	599,999

Share of loss in equity method investments, net of income taxes	—	(498,431)	—	(498,431)

Net income (loss) from continuing operations	225,868	(124,300)	—	101,568
(1)

The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	3,341	4,844	8,185
Research and development expenses	14,012	11,158	25,170
Sales and marketing expenses	234	543	777
General and administrative expenses	4,416	5,548	9,964

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

For the year ended December 31, 2021:

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
(1)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33. Segment Reporting (continued)

(a) The following table presents summary information by segment (continued):

(1) The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	4,094	1,703	5,797
Research and development expenses	33,795	8,851	42,646
Sales and marketing expenses	706	605	1,311
General and administrative expenses	33,668	8,738	42,406

(b) The following tables set forth revenues and property and equipment for the Company’s geographic operations:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Revenues:
Mainland China	336,200	440,797	473,941
Developed countries and regions	639,442	913,947	866,107
Middle East	475,662	621,775	514,992
Southeast Asia and others	466,840	642,532	556,476

Developed countries and region mainly included the United States of America, Great Britain, Japan, South Korea and Australia, Middle East mainly included Saudi Arabia and other countries located in the region, and Southeast Asia and others mainly included countries located in Southeast Asia and India.

	As of December 31,
	2021	2022
	US$	US$
Property and equipment, net:
Mainland China	282,905	303,204
Singapore	50,289	24,022
Others	32,198	15,975