Form 20-F
period 2024-12-31
JOYY Inc.
filed 2025-04-29
CIK 1530238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Ting Li,
Chief Executive Officer,
Tel: +65 63519330, E-mail: t.l@joyy.com,
30 Pasir Panjang Road #15-31A Mapletree Business City,
Singapore 117440
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol(s)	Name of Exchange on Which Registered

American depositary shares (each representing 20 Class A common shares, par value US$0.00001 per share)	JOYY	The Nasdaq Stock Market LLC
Class A common shares, par value US$0.00001 per share*		The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the listing on The Nasdaq Stock Market LLC of the American depositary shares (“ADSs”).

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 714,663,197 Class A common shares, par value US$0.00001 per share, and 326,509,555 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2024.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active user” and “mobile active user” for any period is measured by the number of registered user accounts (as defined below) that have had log-on activity at least once during the given period;
●	“BIGO” refers to our core business segment which primarily includes our social entertainment platforms Bigo Live, Likee and imo and advertising platform Bigo Ads. “All other” refers to our remaining business segment which primarily includes our social entertainment platform Hago, our smart commerce platform Shopline, and certain audio live streaming platforms;
●	“MAU,” “monthly active user” and “mobile monthly active user” for any period is calculated by dividing (i) the sum of active users for each month of such period by (ii) the number of months in such period;
●	“paying user” for any period means a registered user account that has purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platforms. Thus, the number of paying users referred to in this annual report may be higher than the number of unique users who are purchasing virtual items or other products and services;
●	“registered user account” means a user account that (i) has been registered on one of our social entertainment platforms (primarily Bigo Live, Likee, imo and Hago), and (ii) has had log-on activity at least once since registration. Each individual user may have more than one registered user account;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“S$” are to Singapore dollars, the legal currency of Singapore;
●	“RMB” and “Renminbi” refer to the legal currency of mainland China; and
●	“we,” “us,” “our company,” “the Company,” “our” and “JOYY” refer to JOYY Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial statements, also include the variable interest entities, or the VIEs, and their subsidiaries.

Our reporting currency is U.S. dollars since a majority of our revenues and expenses are denominated in U.S. dollars.

On November 16, 2020, we entered into definitive agreements with affiliates of Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888), or Baidu. Pursuant to these agreements, as amended on February 7, 2021, Baidu would acquire YY Live, JOYY’s video-based entertainment live streaming business in mainland China, including the YY mobile app, the YY.com website and the YY PC app, among others. The sale had been substantially completed as of February 8, 2021, with certain remaining matters including necessary regulatory approvals, and we have ceased consolidation of YY Live’s business since then. On February 25, 2025, we entered into additional agreements with Baidu and closed the sale of YY Live to Baidu for an aggregate price of approximately US$2.1 billion in cash, including approximately US$1.86 billion received in February 2021 and approximately US$240 million received on February 25, 2025.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our growth strategies;
●	our ability to retain and increase our user base and expand our product and service offerings;
●	our ability to monetize our platforms;
●	our future business development, results of operations and financial condition;
●	competition from companies in a number of industries, including companies that provide social entertainment, advertising, and smart commerce solutions;
●	expected changes in our revenues and certain cost or expense items;
●	global economic, political, social and business conditions and their impact on the markets where we operate;
●	our expectations regarding the effects of existing and developing laws and regulations across different markets where we operate;
●	our ability to comply with evolving laws and regulations applicable to our businesses;
●	expected growth and trends of the markets where we operate;
●	our ability to incorporate emerging technologies, including AI, and their applications to our business, and/or to upgrade our existing technologies;
●	our ability to expand and/or enhance our global localized operational network;
●	our expectations concerning relationships with third parties;
●	our expectations regarding our dividend policy and share repurchase program, including future amounts of dividends and share repurchases; and
●	assumptions underlying or related to any of the foregoing.

You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects,” discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Our Holding Company Structure

JOYY Inc. is a Cayman Islands holding company that does not have substantive operations of its own. Investors in JOYY Inc. are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. We conduct the majority of our business through our subsidiaries in Singapore, the United States, the United Kingdom, and other jurisdictions. As a result, JOYY Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations of the relevant jurisdictions. We currently operate in several key markets across the globe, including North America, Europe, the Middle East, Southeast Asia, and others.

We conduct a portion of our operations in mainland China, which accounted for 19.7%, 15.3% and 10.4% of our total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. Due to legal restrictions in mainland China on foreign investment in certain internet-related business, value-added telecommunication services and other-related businesses, we operate these businesses in mainland China through the VIEs, with which we have entered into contractual arrangements. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.” For the condensed consolidating schedule of financial information of JOYY Inc., the VIEs, the primary beneficiaries of the VIEs, and other equity subsidiaries, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Information Related to the Variable Interest Entities.” For risks related to the VIE structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—We are subject to risks related to our corporate structure in mainland China.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and our subsidiaries, the VIEs or their subsidiaries is subject to internal approval. For details of the cash and asset flows through our organization, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash and Asset Flows Through Our Organization.”

A.	Reserved
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and industry, risks related to doing business in the jurisdictions where we operate, and risks related to our ADSs. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

●	We are subject to risks associated with operating in a rapidly developing industry and an evolving market.
●	If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.
●	Our current businesses have a limited operating history, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.
●	We generate a substantial majority of our revenues from live streaming services. If our live streaming revenues decline in the future, our results of operations may be materially and adversely affected.
●	We may face significant risks related to the content, information, communications and other activities on our platforms.
●	The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.
●	We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platforms or if advertisers are less willing to advertise with us, our revenues may be adversely affected.
●	We generate a portion of our revenues from smart commerce solutions. If we fail to attract and retain merchants or to improve the functionality of our smart commerce solutions in a timely manner, our revenues, business, financial condition and results of operations may be adversely affected.
●	Changes in global or regional economic, geopolitical or social conditions, as well as changes in government policies, could materially and adversely affect our business, financial condition and results of operations.
●	Our business is subject to complex and evolving laws and regulations across the globe regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, advertisers and merchants which could materially and adversely affect our business, financial condition and results of operations.
●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in the Jurisdictions Where We Operate

●	We are subject to the risks of doing business globally.
●	We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.
●	We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in multiple jurisdictions across the globe. Failure to comply with such applicable laws, regulations and rules may subject our global operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.
●	Fluctuations in currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.
●	Our operations in mainland China are subject to complex and evolving laws and regulations.
●	We are subject to risks related to our corporate structure in mainland China.

Risks Related to Our ADSs

●	The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
●	We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
●	We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.
●	Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

We are subject to risks associated with operating in a rapidly developing industry and an evolving market.

Many of the elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on continuing development of the online social entertainment and smart commerce solution industries around the world. The market for our services is rapidly developing and evolving, and is subject to significant challenges. The success of our business heavily relies on the size and engagement level of our user base, and our ability to successfully monetize our user base and products and services. Developing and integrating new content and services could be expensive and time-consuming, and our efforts in those aspects may not yield the benefits we expect to achieve in a timely manner, or at all. We cannot assure you that we will continue to succeed in the industries in which we operate or that these industries will continue to grow.

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

Our current businesses have a limited operating history, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.

Our current businesses have a limited operating history upon which to evaluate their viability and sustainability. We acquired BIGO, our core business segment, in 2019, and obtained control over Shopline in 2022. We have a relatively short history operating these businesses. Therefore, our recent results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods as we had witnessed historically. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses and experience adverse impact on our results of operations brought on by our new businesses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally with limited operating history may be exposed to or encounter, including risks associated with being a public company with global business operations. See “—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

Although our core business segment BIGO has started to generate profit since 2021, the consolidation of Shopline’s financial results starting from September 6, 2022 adversely affected our financial results as Shopline has been incurring net losses and may continue to have similar impact on our results of operations in the future. In 2023 and 2024, our All other segment (which includes Shopline) recognized sizable net operating losses, despite consistent net operating incomes achieved by the BIGO segment.

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

A substantial majority of our revenues are generated from live streaming services, membership subscription fees and advertisement. For the year ended December 31, 2024, revenues from live streaming constituted 79.9% of our total net revenues. While we have been exploring and diversifying our revenue streams, we expect that the majority of our revenues will continue to be contributed from live streaming services in the near future. Any decline in live streaming revenues may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

We may face significant risks related to the content, information, communications and other activities on our platforms.

Our live streaming, short video and video communication platforms enable users to exchange information, generate and distribute content, advertise products and services, conduct business and engage in various other online activities. However, because a majority of the communications on our platforms are conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by users before it is posted. Despite our dedication to implementing and maintaining an effective content moderation system, there can be no assurance that it will be effective at all times in preventing misconduct by our platform users. In addition, we continually work to enhance the effectiveness of our content moderation system to fulfil our social responsibilities, but such efforts may negatively affect our business operations as the system may misjudge our users’ normal conduct and affect their experience on our platform, which could lead to a decrease in the number of our mobile active users and paying users and a decrease in our revenues, among other things. For a description of how content can be accessed on or through our platforms, and what measures we take to lessen the likelihood that we will be held liable for the nature of such content, see “Item 4. Information on the Company—B. Business Overview—Technology,” “Item 4. Information on the Company—B. Business Overview—Intellectual Property,” and “—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement, misappropriation or other claims or allegations in multiple jurisdictions, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our website, removal of relevant application from application store platform, or seeking license arrangements which may not be available on commercially reasonable terms.”

Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. Even though we seek to detect on a timely basis spam accounts through which illegal or inappropriate content is streamed or posted or illegal or fraudulent activities are conducted, there is no guarantee that such incidents would not occur. Media reports and internet forums have covered some of these incidents, which have in some cases generated negative publicity about our platforms and brand. For example, Bigo Live was temporarily removed from the Google Play Store and the iOS App Store in December 2024, which may be partly attributable to some negative media reports in late 2024. Bigo Live was soon reinstated on the Google Play Store in December 2024 and on the iOS App Store in early January 2025. We have implemented enhanced content moderation measures aiming to detect and block in a timely manner illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platforms, but such measures may not prevent all such content from being broadcasted or posted or activities from being carried out. If we fail to promptly and effectively manage and discipline such misconduct or misuse, it may adversely impact our brand image, result in our apps being removed from third-party app stores, and materially harm our business, financial condition, and results of operations. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platforms. In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platforms or after watching unsettling or inappropriate content that our content monitoring system fails to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platforms or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with relevant laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide internet content service. We endeavor to ensure all users are compliant with relevant regulations, but we cannot guarantee that all users will comply with all the relevant laws and regulations. Therefore, we may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under relevant laws and regulations. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

In addition, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the publishing of inappropriate, infringing or illegal content on our platforms that may be deemed unlawful. If any content on our platforms is considered or deemed illegal, obscene, infringing or incendiary, or if appropriate licenses and third-party consents have not been obtained, allegations or claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or based on other theories. We have occasionally been fined for certain inappropriate materials placed by third parties on our platforms, and may be subject to similar fines and penalties in the future. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources. If jurisdictional authorities in various regions find that we have not adequately managed the content on our platforms, or if any of our platforms fails to comply with any of such provisions, they may impose legal sanctions on us, including, interviews held by relevant cyberspace authorities, warnings, information update suspension, and in serious cases, suspending or revoking the licenses necessary to operate our platforms, restriction from engaging in internet information services, online behavior restrictions or industry bans.

As our global operations continue to expand, we face significant challenges to ensure the content and communications on our platform are compliant with local jurisdiction’s regulatory framework and social environment, many of which could be substantially different from each other due to the differences in, among others, the legal system, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions to the content we presented. In addition, the regulatory framework for live streaming, short video or video communication, advertising and smart commerce solution business is still developing and remains uncertain in several countries where we have operations, including, but not limited to, countries and regions such as Saudi Arabia, Indonesia, India and mainland China. New laws and regulations may also be adopted from time to time to address new issues that come to the government authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regime, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties, including fines, discontinuation restriction of our operations as well as reputation damage. Cultural differences may also impose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in multiple jurisdictions across the globe. We have experienced incidents in the past where our application was temporarily suspended in certain markets due to inappropriate content being displayed on our platform. We have also received claims in connection with intellectual property infringement and entered into settlement or license agreements with third parties or are in the process of negotiating such agreements with third parties to resolve such claims. Such incidents or similar incidents related to our failure to comply with laws, regulations and rules in multiple jurisdictions across the globe could materially and adversely affect our business, results of operations, global reputation and global growth efforts. Requirements of entering into license or settlement agreements may also significantly increase our costs of operations and adversely affect our business results. In addition, each jurisdiction may have a different regulatory framework, implementation and enforcement for live streaming, short video or video communication business and smart commerce solution business, which may substantially increase our compliance costs to obtain, maintain or renew requisite licenses and permits or fulfill any required administrative procedures.

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

Furthermore, under our current arrangements with certain talent performers, agencies, channel owners and famous professional game teams, we share with them a portion of the revenues we derive from the sales of virtual items on our live streaming platform. This revenue-sharing arrangement incentivizes these partners to collaborate with us, but it could also limit our profit growth. Unfavorable changes in the terms of our partnership with key talent performers, agencies and channel owners could materially and adversely affect our financial condition and results of operations.

In addition, we offer an online concert platform to music performers and platform users. We also continue to cultivate professionally-curated user generated content and professionally generated content as well as introducing more e-sports content on our platforms. However, if our users decide to access live streaming content provided by our current or future competitors, our business, financial condition and results of operations could be materially and adversely affected.

Users may also purchase time-based virtual items from us, such as the membership subscription service with the designation of Noble Members for themselves. We offer a range of privileges and benefits, such as virtual items exclusively available to members, dedicated customer services specialist and priority entrance to certain live performances. However, we may not be able to further build or maintain our membership base in the future for various reasons. For example, if we fail to continue to provide innovative products and services that are attractive to members, we may not be able to retain them, and our business, financial condition and results of operations could be adversely affected.

We generate a portion of our revenues from online advertising. If we fail to attract more advertisers to our platforms or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

We generate a portion of our revenues from online advertising. Our advertising revenues partly depend on the continual development of the online advertising industry and advertisers’ allocation of budgets to internet advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels for online advertising, such as more established internet portals or search engines, over advertising on our platforms. Our ability to increase our online advertising revenues and our profitability and prospects can be influenced by numerous other factors, including: (i) growth and trends of the global online advertising market; (ii) our ability to grow our user base and user engagement, particularly for our products that deliver advertisement impressions; (iii) our ability to capture and retain a sufficient share of that market; (iv) our ability to expand our advertiser base into new markets; (v) our ability to improve the effectiveness of advertising on our platforms and enhance our content recommendation algorithms; (vi) our ability to recruit, train and retain talented employees to support our online advertising business; (vii) changes to the content or application of third-party policies that limit our ability to deliver, target, or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google; and (viii) the pricing of our advertising services.

We offer advertising services substantially through contracts entered into with advertisers, third-party advertising agencies, and third-party apps where the advertisements can be displayed (which we refer to as our network partners), and by way of displaying advertisements or providing promotions integrated into the programs, shows or other content offered on our platforms or our network partners’ properties. Advertisers frequently seek to collaborate with multiple advertising service providers and distribute advertisements across various channels. As a result, we face intense competition not only from online platforms and mobile service providers, but also from traditional advertising channels. Some of our competitors have greater resources, stronger online presence and more operating experience in advertising industry than we do. If we fail to deliver advertising services in an effective manner, or if advertisers believe that our platforms do not deliver sufficient returns compared to our competitors, they may decide to discontinue their collaboration with us. We cannot assure you that we will be able to retain existing advertisers, advertising agencies or network partners or attract new advertisers, advertising agencies or network partners. Since our arrangements with third-party advertising agencies typically involve one-year framework agreements, these advertising arrangements may be easily amended or terminated without incurring liabilities. If we fail to retain existing advertisers, advertising agencies and network partners or attract new advertisers, advertising agencies or network partners, or any of our current advertising methods or promotion activities become less effective, our business, financial condition and results of operations may be adversely affected.

We generate a portion of our revenues from smart commerce solutions. If we fail to attract and retain merchants or to improve the functionality of our smart commerce solutions in a timely manner, our revenues, business, financial condition and results of operations may be adversely affected.

We generate a portion of our revenues from smart commerce SaaS (software-as-a-service) offerings with Shopline, our smart commerce platform. Our ability to increase this revenue stream largely depends on the effectiveness of our efforts towards merchant acquisition and retention. Our ability to acquire and retain merchants can be influenced by multiple factors. For example, we compete for merchants with other smart commerce platforms. Some of our current or potential competitors have, and may in the future continue to have, greater resources and access to a larger merchant base. Our ability to acquire and retain merchants may also be negatively affected by reduced merchant spending levels, decreased consumer expenditure, and competitive pricing pressure. The level of merchant activities may be influenced by macroeconomic conditions that are beyond our control. Any disruptions to or worsening of the macroeconomic conditions in the markets where we operate, including as a result of increased tariffs or other government policies, may negatively affect consumer expenditure, merchants’ sales volume, and in turn their willingness to use our solutions. As our merchants may decide not to continue or renew their subscriptions after expiration for reasons out of our control, we cannot assure you that we will be able to sustain consistent merchant growth or maintain our existing merchant base. If we fail to attract new merchants and retain existing merchants, our revenues will be adversely affected.

Driven by constant technology innovations, the smart commerce industry is rapidly evolving, as merchants continually adjust to changing customer needs. Our business growth depends on our ability to understand and predict merchant demands and provide smart commerce services that meet their expectations. However, we cannot assure you that we will be able to accurately identify and address merchants’ increasing and diversifying demands. Even if we do, the development of smart commerce technologies requires significant investments, and we may not have sufficient resource or financing to improve the functionality of our offerings. If we fail to enhance and update our smart commerce platforms and related solutions in a timely manner, or at all, our revenues, business, financial condition and results of operations could be adversely affected.

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

In recent years, the U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, restrictions on outbound investment, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods. Various economies that were affected by the increased U.S. tariffs have imposed or may impose higher tariffs on goods from the United States. In particular, China has responded by increasing tariffs on U.S. goods and adopting other counter-measures. After President Trump announced a 90-day pause on the individualized higher tariff rates for countries other than China, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Furthermore, escalating tensions between the United States and China could lead to additional U.S. policies targeting China-associated companies, potentially including delisting from U.S. stock exchanges. Although we are a global company with limited operations in China, we cannot rule out the possibility of being affected by these U.S. policies, given the uncertainties associated with such policies and their implementation and the broad discretion of U.S. authorities, including the potential for misperceptions.

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

In addition, governments or government agencies in any of the markets where we operate could censor, ban or block access to our services, mobile applications, platforms and/or the internet generally for various reasons, including political tensions and wars between countries, content restrictions, national security, data protection or regulatory concerns. For example, the Indian government has previously blocked our apps in the local market. Users generally need to access the internet and/or app stores to access, download or use our services and mobile applications. If governments either directly or indirectly block, limit or otherwise restrict us from publishing or making available our products and services to users, block, limit or restrict our users from accessing our products, services or mobile applications, prevent us from onboarding new users, prevent data transfers to or from certain markets or services, or take similar actions against us, our business could be negatively impacted, and we could experience loss or slower growth of our user base, financial loss, and our reputation may be adversely affected. Further, any government actions taken against our service providers, partners or other third-party intermediaries on which our business relies could cause our products and services to become unavailable for extended periods of time or even indefinitely.

Governments or government agencies may take legislative, executive, administrative or other measures or implement policies to regulate foreign investments, including applying heightened scrutiny and imposing additional requirements, prohibitions and restrictions on investments made by companies that meet certain criteria. Companies may be evaluated based on (i) their place of incorporation or country of origin, (ii) the place of incorporation, country of origin, or nationality of their shareholders and/or beneficial owners, and (iii) where the companies have employees or service providers, store data or develop or provide their products and services. Any changes in foreign investment restrictions in the markets where we operate may affect our ability to operate and maintain our business in these markets. In the event of such restrictions, we may face additional legal and regulatory compliance costs and risks, lose investments we have made and/or exit such markets, our users may develop a negative perception of us, and our business, financial condition and results of operations could be negatively affected.

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

Legal developments in Europe have created compliance uncertainty regarding the processing of personal data. For example, the General Data Protection Regulation, or GDPR, which came into application in the European Union, or EU, on May 25, 2018, applies to all of our activities conducted from an establishment in the EU or related to products and services that we offer to EU users. We may be considered in violation of the GDPR and thus be required to adopt additional measures in the future. If we fail to comply with the requirements stipulated by the GDPR in a timely manner, or at all, we may be subject to significant penalties and fines, which may in turn adversely affect our business, reputation, financial condition and operating results. The privacy requirements and expectations created by the GDPR are stricter than certain other regions. On December 22, 2023, the regulation on harmonized rules on fair access to and use of data, officially known as the EU’s Data Act (Regulation (EU) 2023/2854), was published in the EU’s Official Journal. This regulation sets up new rules on who can access and use data generated in the EU across all economic sectors. It lays down rules on business-to-business and business-to-customer data access, establishes a ban on unfair contractual terms on data sharing, and introduce restrictions to non-EU governmental access and international transfers of non-personal data by requiring providers of data processing services to take technical, organizational and legal measures to prevent unlawful access and transfers.

Additionally, California enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, it created new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The California Consumer Privacy Act, which came into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The California Consumer Privacy Act provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Furthermore, the enactment of the California Consumer Privacy Act and other state privacy laws has prompted a wave of similar legislative developments in other states in the United States, which has resulted in a patchwork of overlapping but different state laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business. While state laws continue to change rapidly, there has also been discussion in U.S. Congress of a new comprehensive federal data protection law. Such state laws and potential federal laws may increase our compliance costs and potential liability.

On February 28, 2024, the Biden administration issued Executive Order 14117 on “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” The order seeks to prohibit and restrict certain data transactions involving the transfer of U.S. sensitive personal data between U.S. persons and covered countries of concern or covered persons. Covered countries of concern are defined to include China, and covered persons are defined to include companies owned by, controlled by or subject to the jurisdiction or direction of a country of concern. Since we conduct a portion of our operations in China, we cannot assure you that we will not be deemed to be a covered person. To the extent that we become subject to the order, we may incur substantial costs to ensure our compliance.

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

For our operations in mainland China, the regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different mainland China regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Regulations on Data Privacy and Protection—Data and Privacy Protection—mainland China” and “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Regulations on Overseas Listing by Domestic Companies—mainland China.” Many of the data-related legislations of mainland China are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that mainland China regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

We face competition in several major aspects of our business in each market where we operate, particularly from companies that provide social media, advertising and smart commerce solution services. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand recognition, and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users, merchants and advertisers. In addition, competitors in some areas of our business may be able to develop products and services better received by users or merchants, or may be able to respond more quickly and effectively than we can to new or evolving opportunities, technologies, regulations or user trends. Some competitors may be able to leverage a stronger financial position to adopt more aggressive pricing policies and offer more attractive terms to our users, merchants or business partners.

Our competitors primarily include global short video platforms such as TikTok, and live streaming platforms such as Twitch in certain regions. We also compete for online advertising revenues with other internet companies that sell online advertising services globally, such as AppLovin. We also face competition from companies that provide smart commerce solutions for merchants, such as Shopify. We may offer new products and services, develop new features and functionality of our platforms or enhance existing ones, which may subject us to increased or additional competition. We may also periodically change or remove new features and functionality, optimize our operational efficiency and increase monetization efforts, which may not be well received and lead to a decrease in the number of users on our platforms. We may also face potential protectionist policies, political measures or regulatory challenges that are more supportive of local players in such markets, which may, among other things, hinder our ability to compete effectively in such markets.

If we are not able to effectively compete in any of our lines of business, our overall user base and level of user engagement may decrease, which could reduce our paying users or make us less attractive to advertisers or merchants. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, we are currently involved in certain legal disputes with our competitors. We do not believe our competitors’ claims against us are of merit or material. However, these disputes and potential future disputes with competitors may result in negative publicity to us, regardless of the veracity or outcome of the disputes. They may harm our reputation or brand image and in turn stall the growth of or even lead to reductions in the number of our users, advertisers, and merchants in the affected markets. Any measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

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

Our business depends upon services provided by, and relationships with, third parties. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download and access our applications and games. In the past, some of our apps have been temporarily taken down from some of these distribution channels. If our third-party distribution channels voluntarily or involuntarily suspend their services to us, including taking down or removing our applications in response to government actions or other legal actions or pursuant to their own policies, and we are unable to arrange for alternative measures in a timely manner or at all, our users will have difficulties accessing our applications or making payments for our products and services. Consequently, we may lose users temporarily or permanently, and our business and results of operations could be materially and adversely affected. Additionally, if we are unable to retain or attract popular talents such as performers, channel managers, professional game players, commentators and hosts for our live streaming platform or if these talents cannot draw fans or participants, our results of operations may be adversely affected. Also, if channel owners are unable to reach or maintain mutually satisfactory cooperation arrangements with the performers on their channels on our live streaming platform, we may lose popular performers and our business and operations may be adversely affected. Furthermore, if we are unable to obtain or retain rights to host popular online games or popular in-game virtual items, or if we are required to share a bigger portion of our revenues with third-party game developers, we could be required to devote greater resources and time to obtain hosting rights for new games and applications from other parties, and our results of operations may be impacted. In addition, some third-party software we use in our operations are currently publicly available without charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant cost to license the software, find replacement software or develop alternative software. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

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

In addition, we sell a significant portion of our products and services through third-party online payment systems, and we rely on global banking and financial services to process our operational cashflows. If any third-party online payment system suffers from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual items online, in which case our results of operations would be negatively impacted. If any third-party online payment system or global bank voluntarily or involuntarily suspends its services to us, it may have a material adverse effect on our business, financial condition and results of operations. See “—The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.” Failure to timely collect our receivables from these third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential third-party payment processors to pay us may significantly harm our cash flow and results of operations.

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

We may not be successful in adopting, implementing or incorporating new technologies, such as artificial intelligence, into our product offerings.

Technology is essential to our business success. We have integrated artificial intelligence, or AI, and data analytics into all critical aspects of our services and broader business operations. However, new technologies may evolve quickly, with AI technologies undergoing significant development recently. We may not be successful in adopting, implementing or incorporating new technologies effectively into our product offerings, and we may not be able to adopt new technologies as effectively as our competitors.

In addition, our AI-related services may subject us to new or enhanced regulatory requirements, including additional governmental or regulatory scrutiny. The regulations governing AI technologies are relatively new and rapidly evolving. A number of jurisdictions where we operate have implemented new regulations relating to AI technologies, such as the EU Artificial Intelligence Act signed by European Union legislators in June 2024. The interpretation and implementation of the existing laws also remain uncertain with respect to the application of AI. We may not be able to identify all new regulations or new interpretation and implementation of existing regulations that are applicable to our use of AI and other technologies across the multiple jurisdictions where we operate, or do so in a timely manner. Nor can we assure you that we can always ensure compliance with these evolving regulations, or that we will not incur significant expenses in doing so. In addition, although we have established comprehensive content moderation systems to closely monitor any compliance issues under the applicable laws and regulations, we cannot assure you that we will not incur liabilities due to our current or future adoption of AI and other technologies. Failure to comply with applicable laws and regulations could adversely affect our business, reputation, financial condition and results of operations.

We have granted employee stock awards in the past and expect to continue to do so in the future. We recognize share-based compensation expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP, which have had and may continue to have a material and adverse effect on our results of operations.

We have adopted several share incentive plans and granted share-based compensation awards pursuant to the plans, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As of March 31, 2025, options to purchase 8,074,500 Class A common shares, 3,772,706 restricted shares and 42,504,985 restricted share units were outstanding under our share incentive plans. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

The number of mobile active users we have may fluctuate and we may fail to attract more paying users, which may materially and adversely affect our revenues growth, results of operations and financial condition.

The number of our mobile monthly active users across various platforms of ours may fluctuate significantly from time to time. The number of our mobile monthly active users may vary significantly from quarter to quarter due to a variety of factors, including, but not limited to, (i) overall consumer demand for online entertainment services such as live streaming; (ii) our ability to attract and attain users; (iii) seasonality in activity level of our users; (iv) our spending on sales and marketing and other operating activities to grow and expand our operations; (v) timing of promotional and marketing activities; (vi) change of our business strategy, such as launching new services or products, or expanding into new markets, or discontinuing services in certain markets, or discontinuing certain products; (vii) competitors’ entry into or exiting from our markets; (viii) any disruption to the provision of third-party services and technologies in connection with our operations, such as internet network, third-party application distribution channels, or payment channels; and (ix) government regulations, policies, actions or restrictions globally and in markets where we operate. If we are unable to attract new users and retain them as active users and convert non-paying active users into paying users, the numbers of our active users and paying users may further fluctuate and our growth prospects, results of operations and financial condition may be materially and adversely affected.

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

While BIGO users who make fund withdrawal requests are required to provide full name, date of birth and identity information, users are otherwise not required or obligated to undergo real-name verification under the currently valid regulations. Therefore, we cannot and do not track the number of unique paying users. Instead, we track the number of registered user accounts, active users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered user accounts is the cumulative number of accounts on our social entertainment platforms that, by the end of the relevant period, had log-on activity at least once after registration, (b) the number of active users is measured by the number of registered user accounts that have had log-on activities at least once during the relevant period, and (c) the number of paying users is measured by the number of registered user accounts that have purchased virtual items or other products and services on our platforms at least once during the relevant period. The actual number of unique individual users, however, is likely to be lower than that of registered user accounts, active users and paying users, potentially significantly, for three primary reasons:

●	First, each individual user may register more than once and therefore have more than one account, and sign onto each of these accounts during a given period. For example, a user may (a) create separate accounts for community and personal use and log onto each account at different times for different activities or (b) if he or she lost his or her original username or password, he or she can simply register again and create an additional account.
●	Second, we experience irregular registration activities such as the creation of a significant number of improper user accounts by a limited number of individuals, which may be in violation of our policies, including for the purpose of clogging our network or posting spam to our channels. We believe that some of these accounts may also be created for specific purposes such as to increase the number of votes for certain performers in various contests, but the number of registered user accounts, paying users and active users do not exclude user accounts created for such purposes.
●	Third, we have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. Thus, the respective number of our registered user accounts, active users and paying users may overstate the number of unique individuals who register on our platforms, sign onto our platforms, purchase virtual items or other products and services on our platforms, respectively, which may lead to an inaccurate interpretation of our average revenue per paying user metric.

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

Our strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations. There can be no assurance that the anticipated benefits of our strategic alliances, investments or acquisitions could be realized

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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

Also, there can be no assurance that we can achieve the intended objectives or anticipated benefits by such strategic investments or acquisitions. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, exposure to potential unknown liabilities of the acquired business and decrease in our gross and net margins as a result of the consolidation of the financial results of the acquired business. To the extent that significant amortization expenses related to intangible assets are applicable, we are required to test our intangible assets, goodwill and our strategic investments for impairment annually or more frequently whenever events or changes indicate that they may be impaired. We may also incur investment loss or impairment charges to acquired businesses and assets. For example, in 2024, we recorded goodwill impairment charges of US$454.9 million. The impairment was primarily attributable to goodwill associated with our prior acquisitions, mainly driven by lower valuations amid current market conditions. If our strategic investments are implemented ineffectively or impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the investments. Our failure to meet the challenges involved in realizing the anticipated benefits of the strategic investments could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations.

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

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving. Considering the nature of our business, we have been subject to infringement claims and may continue to be subject to such infringement claims, including with respect to alleged content infringement or software copyright infringement, from time to time. We cannot predict the outcome of the legal proceedings of such nature. Also, these legal proceedings may be expensive, time-consuming and disruptive to our operations and divert our management’s attention. There can be no assurance that we will prevail in these legal proceedings and we cannot assure you that no intellectual property claims or lawsuits will be initiated by other companies in the future. In addition, if any third party complains to an application store platform, alleging that we have infringed upon such third party’s intellectual property rights, our applications may be temporarily removed from such platform, which could negatively affect our operational and/or financial results.

We have implemented procedures to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third-party consents; such procedures include requiring performers, channel owners and users to acknowledge and agree that they would not perform or upload copyrighted content without proper authorization and that they will indemnify us for any relevant copyright infringement claims. However, these procedures may not be effective in preventing unauthorized posting or use of copyrighted content on our platforms or the infringement of third-party rights. Specifically, such acknowledgments and agreements by performers, channel owners and users are not enforceable against third parties who may nevertheless file claims of copyright infringement against us. Furthermore, individual performers or channel owners who generate content on our platform that may infringe copyrights of third parties may not be easily traceable, if at all, by a plaintiff who may then choose to file a claim against us, and these individual performers and channel owners may not have resources to fully indemnify us, if at all, for any such claims. We cannot assure you that we will not become subject to other intellectual property claims and lawsuits in the jurisdictions where we have presence, including the United States, by virtue of our ADSs being listed on the Nasdaq Global Select Market, the ability of users to access our platforms in the United States and other jurisdictions, the performance of songs and other contents which are subject to copyright and other intellectual property laws of multiple jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of laws by courts in any other jurisdiction or otherwise. In addition, as a publicly-listed company, we may be exposed to increased risk of litigation.

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

From time to time, third parties have misappropriated our data through scraping our platforms, robots or other means and aggregated this data on their platforms with data from other companies. In addition, historically “copycat” platforms or client applications had misappropriated data on our platforms, implanted Trojan viruses in user PCs or mobiles to steal user data from our mobile applications and attempted to imitate our brand or the functionality of our platforms. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such misappropriation in a timely manner and, even if we could, technological and legal measures may be insufficient to stop all such misappropriation. In those cases, our available remedies may not be adequate to protect us against such misappropriation. Regardless of whether we can successfully enforce our rights against these third parties, any measures that we may take could require significant financial or other resources from us. Those third parties may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

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

We operate in many different markets. It is often difficult to obtain, maintain and enforce intellectual property rights in certain developing countries as compared with developed countries with more robust legal systems. Patents, trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Moreover, no assurance can be given that confidential agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform capabilities. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in certain jurisdictions. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed. Patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our platforms are or become available. For example, as we have expanded our business in multiple regions across the globe, we may be unable to register and obtain exclusive rights to use our trademarks in certain jurisdictions. As we expand our international activities, our exposure to unauthorized copying and use of our platforms will likely increase.

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

Generally, registered patents are subject to finite terms in various jurisdictions, which may vary from jurisdictions to jurisdictions as to the specific time period, term extension and other regulatory maintenance requirements. For example, in the United States and Singapore, once a patent is granted, it will be protected for twenty years from the date of application filing. The same twenty-year period also applies to patents for invention in Vietnam and invention patents in Thailand, while the valid period for patents for utility in Vietnam and design patents in Thailand is ten years. In mainland China, the valid period of utility model patent right and design patent right is ten years and fifteen years, respectively, and is not extendable. Currently, we have patent applications pending in multiple regions across the globe, but we cannot assure you that we will be granted patents pursuant to our pending applications or will be granted patents based on patent applications we may file in other jurisdictions. Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and patents issued in other regions and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation and subject to patent infringement lawsuits if we expand our operations into such jurisdictions. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

If we fail to maintain and enhance our brands or to effectively promote our products and acquire new users, advertisers or merchants, or if we incur excessive expenses in these efforts, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brands is of significant importance to the success of our business. Well-recognized brands are important to increasing the number of users and the level of engagement of our users and enhancing our attractiveness to advertisers and merchants. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position.

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

We have sometimes received, and expect to continue to receive, complaints from users or third parties regarding the quality of the products and services we offer. Negative publicity or public complaints may harm our reputation and affect our ability to attract new users and retain existing users. If these complaints are not addressed properly, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. In addition, some of our executive officers and key employees hold the equity interests in the variable interest entities in mainland China. If any of these executive officers and key employees terminates their services with us, we have the contractual right to appoint designees to hold the variable interest entities’ equity interests. However, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, such non-compete agreement may not be fully enforceable under applicable laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical and marketing personnel with expertise in the internet industry; inability to do so may materially and adversely affect our business. Since the internet industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. As we have limited experience operating our current businesses, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

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

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. There could be fluctuations and changes in overall consumer demand for our products and services in certain markets in general or during certain months and holidays. For example, online user numbers tend to be lower during the holidays and celebrations in different cultures (including, but not limited to, Independence Day, Ramadan, Lunar New Year, etc.), which negatively affects our cash flow for those periods. We may also experience a slight decrease of active users during Christmas and ending with the New Year’s Day. Historically, excluding the impact of COVID-19, our revenues from advertising have followed the same general seasonal trend throughout the year with the first quarter of the year being the weakest quarter and the fourth quarter being the strongest. Additionally, a portion of our e-commerce revenues correlate with the gross merchandise value (GMV) that merchants facilitate through our smart commerce solution platform. Our merchants tend to process more GMV during the fourth quarter due to holiday season.

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

Our management have concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm has issued an audit report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Risks Related to Doing Business in the Jurisdictions Where We Operate

We are subject to the risks of doing business globally.

We maintain our operations in multiple jurisdictions across the globe, and may in the future continue expanding, or seek to expand, our operations to additional jurisdictions. The global operation and expansion plan exposes us to international political, legal and economic risks, which are fluid and unpredictable. Our ability to maintain good operation in multiple countries and regions may be adversely affected by changes in international and local laws, regulations and government policies such as those related to investment, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security and other matters. Many, if not all of the above-mentioned risks also apply to our operations in multiple jurisdictions across the globe where we operate or seek to operate. If any of these risks were to occur, our business, financial condition and results of operations could be materially and adversely affected by any of the risks above. For example, in recent years, there have been increased tariffs and trade tensions, and it is uncertain whether such tensions will continue to escalate. Protectionist government policies may reduce the level of international trade and negatively affect our business operations. See “—Risks Related to Our Business and Industry—Changes in global or regional economic, geopolitical or social conditions, as well as changes in government policies, could materially and adversely affect our business, financial condition and results of operations.”

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

As we operate in multiple jurisdictions across the globe, economic, political and social conditions of certain jurisdictions may represent unique features, as compared to other jurisdictions, in many aspects. With our subsidiaries incorporated in multiple jurisdictions across the globe, our business, financial condition, results of operations and prospects in those jurisdictions may be influenced to a significant degree by local political, economic and social conditions. Also, the economies in emerging markets generally differ from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. The government authorities of certain jurisdictions have significant oversight over the conduct of our business in those jurisdictions and may influence our local operations. These government authorities have published and may continue to publish new policies that significantly affect certain industries and we cannot rule out the possibility that they will in the future release regulations or policies that directly or indirectly affect our industry or require us to comply with more stringent regulatory requirements in order for us continue our local operations, which could result in a material adverse change in our operation in such jurisdictions and/or the value of our ADSs. Therefore, investors of our company face potential uncertainty from actions taken by the governmental authorities in markets in which we operate. If we cannot timely and effectively manage such challenge, it may place significant strain on our management and resources to keep balance among the jurisdictions where we operate, which may adversely affect our business, financial condition and results of operations.

We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

We have limited experience in international markets and we expect to enter into and expand our operations in international markets. Our businesses have footprint around the world, primarily including North America, Europe, the Middle East and Southeast Asia. Global expansion is a key growth strategy for us, which exposes us to a number of risks, including:

●	compliance with applicable laws and regulations in multiple jurisdictions, including, but not limited to, internet content provider licenses and other applicable licenses or governmental authorizations;

●	policies that increase restrictions on our ability to invest in certain jurisdictions, especially in the telecommunication and internet sectors;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular talents and their agencies, third parties that promote our platform and applications and third parties that provide us technology support;
●	challenges in obtaining and maintaining sufficient intellectual property protection and rights;
●	challenges in commercializing our platforms in international markets without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
●	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
●	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;
●	challenges in replicating or adapting our company policies and procedures to operating environments that are different from each other, including technology infrastructure;
●	challenges in meeting local advertiser demands as well as online marketing practices and conventions;
●	differences in user and advertiser reception and perception of our applications internationally;
●	challenges in managing compliance with local labor regulations and risks associated with labor dispute across different jurisdictions;
●	fluctuations in currency exchange rates;
●	increased competition with local players in different markets and sub-markets;
●	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism;
●	exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment;
●	recruitment and retention of talented and capable management and employees in various markets;
●	challenges of maintaining efficient and consolidated internal systems, including information technology infrastructure, and of achieving customization and integration of these systems;
●	compliance with privacy laws and data security laws, including heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	regulatory regime and business practices that essentially favors the domestic companies, such as imposing restrictions on foreign ownership, which could, among other things, give rise to competitive disadvantage for us and hinder our ability to execute our business strategies;
●	actions by local governments or others to restrict access to our products and services or to cause us to discontinue our operations in a particular market, regardless of whether these actions are taken for political, security or other reasons; and

●	increased costs associated with doing business in multiple jurisdictions.

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

We operate in several key markets across the globe and our revenue is diversified across multiple markets. As we expand our operations in additional emerging markets and regions, we may have to take efforts to comply with the local legal requirements and markets conditions. Such efforts may include, among others, adapting our business models or operations to the local markets and engaging specialized professionals for compliance purpose. Our global operations and expansion efforts may result in increased costs and are subject to various risks, including difficulties in obtaining licenses, permits or other applicable governmental authorizations, content control from local authorities, uncertain enforcement of intellectual property rights, potential claims of intellectual property infringement, the complexity of compliance with laws and regulations and cultural differences. Compliance with applicable laws, regulations and rules related to matters that are central to our business, including those related to live streaming services, advertising, online gaming, virtual items, communications, internet services, e-commerce, content restrictions, data privacy, data usage, data transfer, data processing, data storage, data retention and protection, anti-corruption laws, employment and labor laws, intellectual property, anti-money laundering, protection of minors, national security, economic or other trade prohibitions or sanctions, foreign investment and currency control regulations, increases the costs and risk exposure of doing business in multiple jurisdictions across the globe including North America, Europe, the Middle East, and Southeast Asia, among others. Laws and regulations and their enforcement vary from jurisdiction to jurisdiction and are often evolving, unclear or inconsistent with other applicable laws. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Additionally, as we operate across multiple markets across the globe, we are more likely to be exposed to international political tension, which may inevitably adversely affect our business and operating results. See “—Risks Related to Our Business and Industry—Changes in global or regional economic, geopolitical or social conditions, as well as changes in government policies, could materially and adversely affect our business, financial condition and results of operations.” As our globalized operations evolve, we cannot assure you that we are able to fully comply with the legal requirements of each jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our global business expansion, we cannot assure you that we are in compliance with all local laws or regulations, including regulatory control, license requirements, or that our existing licenses will be successfully renewed or expanded to cover all of our areas of operations. If we fail to properly and timely address those risks and challenges, our business that are not compliant with the local regulations may be subject to penalties, rectification, suspension of business and/or platform shutdown.

Fluctuations in currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. Appreciation of the U.S. dollars against the local currencies used by our paying users may reduce their demand for our services, which may negatively impact our results of operations. While a majority of our revenues and expenses are denominated in U.S. dollars, some of our expenses and revenues are denominated in various other currencies, such as Euro, Singapore dollars, Renminbi, Japanese yen, Indonesian rupiah, Vietnamese dong, Thai baht, Malaysian ringgit, Turkish lira, among other currencies. We generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. Therefore, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. Because fluctuations in the value of the local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions, while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

If we are classified as a tax resident of certain jurisdictions for income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders or ADS holders.

Certain jurisdictions in which we conduct business have adopted tax laws and regulations that impose income tax or other adverse tax consequences on foreign enterprises if they are deemed to be tax residents of such jurisdictions. The tax resident status is generally subject to determination by the local tax authorities, and there can be uncertainties with such determination. If the tax authorities of a certain jurisdiction other than Cayman Islands determine that we are a tax resident there for income tax purposes, we could be subject to tax on our worldwide income or other adverse tax consequences, which could materially reduce our net income. In addition, our shareholders (including our ADS holders) may be subject to tax on gains realized on the sale or other disposition of ADSs or ordinary shares or on the dividends we pay to them. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

According to the applicable provisions under Singapore law, corporations that are engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of 5%, at minimum, for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable). Bigo Singapore was approved for such preferential tax treatment, enabling it to enjoy the preferential tax rate of 5% with the valid period from 2018 to 2022. Bigo Singapore renewed its qualification in 2022 and is entitled to continue to enjoy such preferential tax treatment from 2023 to 2027. However, if Bigo Singapore fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to the applicable standard tax rate, which could materially and adversely affect our financial condition and results of operations.

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

Our operations in mainland China are subject to complex and evolving laws and regulations.

We conduct a portion of our operations in mainland China, which accounted for 19.7%, 15.3% and 10.4% of our total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. These operations are subject to complex and evolving laws and regulations of mainland China to the extent applicable.

The legal system of mainland China is based on written statutes and prior court decisions have limited value as precedents. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights in mainland China. However, since mainland China’s administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules (some of which are not published in a timely manner or at all). As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Specifically with respect to the internet industry, the mainland China government has adopted extensive regulations. These internet-related regulations are relatively new and evolving, and their interpretation involves uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Permits, licenses or operations held by some of our subsidiaries or the variable interest entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to renew certain permits or licenses. As of the date of this annual report, our subsidiaries and the variable interest entities in mainland China have obtained the requisite licenses and permits from the mainland China’s government authorities that are material for the continuing business operations in mainland China, including, among others, the Internet Culture Operation License, the Value-added Telecommunications Business Operation License (ICP License), the Radio and Television Program Production and Operating Permit and the License for Online Transmission of Audio-Visual Programs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant mainland China’s government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Furthermore, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, and additional licenses may be required for our operations in mainland China as a result. If our operations in mainland China do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In addition, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant guidelines in early 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by domestic company in mainland China by adopting a filing-based regulatory regime. Given the interpretation and implementation of the Overseas Listing Trial Measures and our operations in mainland China, we cannot rule out the possibility that we may be required to file with the CSRC in connection with our future offerings and listings outside mainland China should we pursue any. It remains unclear as to how mainland China regulations may further evolve, how mainland China’s governmental authorities will regulate overseas listing in general and whether we will be required to obtain any specific regulatory approvals from, or complete any filing or review procedures with, the CSRC, the Cyberspace Administration of China, or the CAC, or any other mainland China governmental authorities for our operations and future offerings outside mainland China. If we fail to obtain the relevant approval or complete other filing or review procedures for our operations and/or any future offshore offering or listing, we may face sanctions by the CSRC, the CAC or other regulatory authorities of mainland China, which may include warnings, fines, suspension of business to rectify, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions outside mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Our subsidiaries and the variable interest entities in mainland China are subject to other restrictions and risks in their operations. For example, they are subject to restrictions on paying dividends or making other payments to us, which may to some extent restrict our ability to satisfy our liquidity requirements and to distribute dividends to our shareholders. Failure to comply with mainland China laws and regulations regarding the mergers and acquisitions of domestic enterprises by foreign investors, offshore investment activities by mainland China residents, direct investment and loans by offshore companies to domestic companies, or registration requirements for employee stock ownership plans or share option plans may restrict our cross border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, or subject the mainland China participants in our share incentive plans or us to fines and other legal or administrative sanctions. Providers of certain generative artificial intelligence services are required to conduct security assessment and complete certain filings, and if we fail to comply with this requirement, some of our websites in mainland China may face potential shutdown. Furthermore, as we issue virtual currency to users on our platforms currently operated in mainland China, we may be subject to requirements from the mainland China authorities to obtain relevant approvals or licenses, cease the virtual currency issuance or change our current business model in mainland China, and certain penalties. In addition, some of our lease agreements in mainland China may lack proper registration and some leased properties may lack appropriate title certificates, potentially in violation of local regulations or affecting the validity of the leases. If our subsidiaries or the variable interest entities in mainland China fail to comply with the applicable regulatory requirements in their operations, we may face penalties and our ability to continue to conduct operations in mainland China may be affected.

We are subject to risks related to our corporate structure in mainland China.

Laws and regulations of mainland China prohibit or restrict foreign investment in certain internet-related business, value-added telecommunication services, internet cultural services, audio-visual program transmission services and other-related businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities, the structure of which is used to provide investors with exposure to foreign investment in companies based in mainland China where laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our subsidiaries and the variable interest entities in mainland China as well as their shareholders to direct the business operations of the variable interest entities. Revenues contributed by the variable interest entities and their subsidiaries accounted for 19.8%, 13.3% and 9.9% of our total net revenues for the year ended December 31, 2022, 2023 and 2024, respectively.

If the mainland China government deems that our corporate structure and the contractual arrangements between our subsidiaries in mainland China and the variable interest entities do not comply with mainland China laws or regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including fines, income confiscation, revocation or suspension of licenses, restrictions on operations, and the restructuring or shutting down of our platforms and our business operations currently operated in mainland China. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities. Substantial uncertainties exist with respect to the interpretation and implementation of the PRC foreign investment related laws and regulations and how they may impact the viability of our current corporate structure, corporate governance and business operations in mainland China. We may not be able to fully repay our indebtedness, and our shares may decline significantly in value, if we are unable to assert our contractual control rights over the assets of the variable interest entities. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

Based on understanding of current laws, rules and regulations of mainland China of our PRC counsel, Fangda Partners, our current ownership structure for our business operations, the ownership structure of our subsidiaries in mainland China and the variable interest entities, the contractual arrangements among our subsidiaries in mainland China, the variable interest entities and their shareholders, as described in this annual report on Form 20-F, are in compliance with existing laws, rules and regulations of mainland China. However, we were further advised by Fangda Partners that there is substantial uncertainty regarding the interpretation and application of current or future laws and regulations of mainland China and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that mainland China government authorities will not ultimately take a view contrary to the opinion of our PRC counsel.

In addition, we rely on contractual arrangements with the variable interest entities and their shareholders for some of our operation in mainland China, which may not be as effective as direct ownership. If the variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or other legal proceedings to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. The shareholders of the variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected. Furthermore, we may lose the ability to use and enjoy assets held by the variable interest entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding. Our ability to enforce the equity pledge agreements between us and the variable interest entities’ shareholders may be subject to limitations based on laws and regulations of mainland China.

Our contractual arrangements with the variable interest entities may also result in adverse tax consequences to us. We may be subject to adverse tax consequences if the mainland China tax authorities were to determine that the contracts between us and the variable interest entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangement.

Risks Related to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs ranged from US$27.88 to US$42.88 in 2024. The trading prices of our ADSs are likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies in the global online entertainment or smart commerce solution industries or with business operations located mainly in the same markets as ours. The sale of a significant number of the ADSs, common shares or other equity securities in the public market, or the perception that such sales may occur, could also materially and adversely affect the market price of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of certain companies’ securities after their offerings, including companies in internet, social networking or smart commerce solution businesses, may affect the attitudes of investors toward other companies listed in the United States in the same sector, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other companies may also negatively affect the attitudes of investors towards companies in the same sector or in the same market in general, including us, regardless of whether we have engaged in such practices. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

●	variations in our net revenues, earnings and cash flow;
●	guidance or other projections we may provide to the public, including any changes or failure to meet any guidance or other projections;
●	announcements of share repurchase, dividends or any other capital usage plans;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	downgrades, suspension or termination of coverage by industry or securities analysts that publish research or reports on us;
●	changes in the number of our registered or active users;
●	fluctuations in the number of paying users, merchants or other operating metrics;
●	failure on our part to realize monetization opportunities as expected;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities or the perception that such sales may occur;
●	inclusion in or removal from certain stock indexes;
●	detrimental negative publicity about us, our competitors or our industry;

●	potential litigation, government policies, restrictions or actions, or regulatory proceedings or changes;
●	volatility in the stock market;
●	changing trends in the economy, interest rate hikes or other interest rate-related decisions; and
●	general political, economic, or market conditions, or other events or factors, including those resulting from geopolitical tensions, tariffs and trade disputes, war, incidents of terrorism, pandemics, and other disruptive external events, or responses to those events.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We may be subject to class actions, and if we are, we cannot assure you that we will not be held liable. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Even if the allegations against us may ultimately be proven to be groundless, we may have to utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results. In addition, we may be subject to further due diligence and investigations conducted by competent third-party advisors or regulatory authorities. We cannot predict or provide any assurance as to the timing, outcome or consequences of such reviews and investigations, and we have incurred and may continue to incur significant expenses related to legal, accounting, and other professional services in connection with matters relating to or arising from such reviews and investigations.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2025, Mr. David Xueling Li and his respective affiliates, held 86.1% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2025, Mr. David Xueling Li, our co-founder and director, and his affiliates, held 86.1% of the total voting power. Mr. David Xueling Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. Li could violate the terms of his non-compete or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, one of our major shareholders who beneficially owned 11.9% of our outstanding shares as of March 31, 2025, has delegated the voting rights of the shares that he holds in our company to Mr. Li. Mr. Lei is active in making investments in internet companies in mainland China and currently holds direct and indirect interests in Xiaomi and other entities that may have businesses competing with ours. Xiaomi Corporation (HKEX: 1810) is an internet company with smartphones and smart hardware connected by an IoT platform at its core, which also offer online performance and live broadcasting services. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

Our reputation and the trading price of our ADSs may be negatively affected by negative media reports, other adverse publicity or detrimental conduct against us or our products.

Adverse publicity concerning alleged fraudulence on our reported user metrics and authenticity on our revenues and cash balances could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. We were previously the subject of an unfavorable short seller report, which led the trading price of our ADSs to decline sharply and resulted in the filing of a shareholder class action lawsuit against us and certain of our directors and officers. Although we have publicly refuted the erroneous and misleading statements regarding us in this short seller report, we may still continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance.

Additionally, negative media reports and allegations against us or our products may be posted on the Internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2025 we had 707,930,276 Class A common shares (excluding 609,910,188 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We relied on the exemption available to foreign private issuers to the requirement that a majority of our board of directors as well as each member of the compensation committee and the corporate governance and nominating committee be an independent director. Currently, among our six directors, Ms. Ting Li, Mr. David Xueling Li, and Mr. Qin Liu are not independent directors, and Mr. David Xueling Li and Mr. Qin Liu serve on our compensation committee and corporate governance and nominating committee, respectively. We also relied on home country practice exemption and did not hold an annual general meeting of shareholders within one year after the end of our fiscal year-end or solicit proxies or provide proxy statements for all meetings of shareholders and provide copies of proxy solicitation to Nasdaq. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” for more information. If we continue to rely on the above and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance requirements applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

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

In November 2023, our board of directors authorized the continued use of the unutilized quota under the pre-existing share repurchase program of approximately US$530 million, for a 12-month period starting from the end of November 2023. In August 2024, our board of directors authorized the further extension of this share repurchase program for another 12-month period under which we may repurchase up to US$400 million of our shares until the end of November 2025. In March 2025, our board of directors approved a new share repurchase program under which we are authorized to repurchase up to US$300 million of our shares until the end of 2027, which is effective immediately upon approval and replaced the previous plan that was extended in August 2024. Although our board of directors has authorized a currently effective share repurchase program, the program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The specific timing and amount of any share repurchases, and the specific timing and amount of any future dividend payments, will depend on prevailing share prices, general economic and market conditions, company performance, and other considerations. We cannot guarantee that the repurchase program will be fully consummated. The repurchase program and future dividend payments could affect the trading price of our ADSs and increase volatility, and any announcement of a termination of the repurchase program or dividend payments, may result in a decrease in the trading price of our ADSs. In addition, repurchase programs and future dividend payments will diminish our cash reserves.

ITEM 4.     INFORMATION ON THE COMPANY

A.     History and Development of the Company

We commenced operations in April 2005 with the establishment of Guangzhou Huaduo in mainland China. In July 2011, we established an exempted company with limited liability in the Cayman Islands, YY Inc., as our holding company. On November 21, 2012, our ADSs were listed on The Nasdaq Stock Market under the symbol “YY.” Effective December 20, 2019, we changed our corporate name from “YY Inc.” to “JOYY Inc.” We began trading under the new corporate name on December 30, 2019. Effective March 31, 2025, we changed our trading symbol on The Nasdaq Stock Market from “YY” to “JOYY.”

Historically, we successfully incubated, developed and monetized several social entertainment products and platforms. Our expertise in building and operating vibrant social entertainment platforms was tested and proven first in mainland China with YY Live and Huya, and subsequently replicated to other markets globally. In 2014, foreseeing massive global opportunities, we began our global expansion by investing in BIGO. We completed the acquisition of BIGO in March 2019. In the third quarter of 2022, we further expanded our global operations in the smart commerce sector by consolidating Shopline through further investments.

Currently, we mainly operate our global business through the following significant subsidiaries:

●	Bigo Technology Pte. Ltd.; and
●	Guangzhou BaiGuo Yuan Information Technology Co., Ltd.

We also conduct part of our business in mainland China primarily through a significant variable interest entity, Guangzhou BaiGuo Yuan Network Technology Co., Ltd., and some of its subsidiaries.

On November 16, 2020, we entered into definitive agreements with affiliates of Baidu, Inc. (Nasdaq: BIDU; HKEX: 9888), or Baidu. Pursuant to these agreements, as amended on February 7, 2021, Baidu would acquire YY Live, JOYY’s video-based entertainment live streaming business in mainland China, including the YY mobile app, the YY.com website and the YY PC app, among others. The sale had been substantially completed as of February 8, 2021, with certain remaining matters including necessary regulatory approvals, and we have ceased consolidation of YY Live’s business since then. On February 25, 2025, we entered into additional agreements with Baidu and closed the sale of YY Live to Baidu for an aggregate price of approximately US$2.1 billion in cash, including approximately US$1.86 billion received in February 2021 and approximately US$240 million received on February 25, 2025.

In August 2022, we made an additional equity investment of US$182.9 million in Shopline, a company that operates a smart commerce platform. As a result of the transaction, we started to consolidate the financial results of Shopline from September 6, 2022. Prior to the transaction, Shopline had been an investee of ours since 2020.

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

We serve a global user base, covering North America, Europe, the Middle East, Southeast Asia, and more. We are a leader in the global social entertainment sector, with several of our social apps ranked among the Top 10 in terms of consumer spending in various geographic regions in which we operate, according to data.ai.

We have been exploring innovative technologies and initiatives to further expand our offerings beyond social entertainment, tapping into new addressable markets worldwide. We operate a global advertising platform, which connects advertisers and publishers with high-quality traffic from BIGO’s social apps and premium international developers. We also operate a global smart commerce platform that empowers merchants to build their brand online and sell their products to customers around the world. Our non-live streaming revenues, primarily from advertising and smart commerce, have demonstrated strong growth momentum in 2024, underscoring JOYY’s shift toward a multifaceted ecosystem. We are confident that these new initiatives will emerge as pivotal engines for JOYY’s long-term sustainable, diversified growth.

BIGO segment

●	Live streaming platform: Bigo Live is a leading global social live streaming platform. Bigo Live provides an interactive online stage for global users to host and watch live streaming sessions, share their life moments, showcase their talents and interact with people around the world. Bigo Live has an extensive presence in North America, Europe, the Middle East and Southeast Asia, among others.
●	Short video platform: Likee is a global short video social platform. Likee empowers its users to easily discover, create and share short videos, with simple, all-in-one powerful video creation tools and personalized feeds. Likee is committed to building long-term relationships with content creators, aiming to increase user engagement and boost connectivity. Likee has an extensive presence in the Middle East, Europe, and Southeast Asia.
●	Instant messenger: imo is a global instant messenger that provides audio and video communication services. It offers frictionless audio and video calls and other communication tools such as group calls, document sharing and more, catering to a variety of personal and business communication needs. imo has attracted a growing and highly engaged user base in South Asia and the Middle East.
●	Advertising platform: Bigo Ads is a global mobile advertising platform, connecting advertisers and publishers with high-quality traffic from BIGO’s social apps and premium international developers. Leveraging advanced machine learning, it offers efficient audience targeting and seamless monetization solutions.

All other segment

●	Social networking platform: Hago is a social networking platform. It offers over 600 casual games, integrating social features such as audio and video multi-user chatrooms and 3D virtual interactive party games, which encourage users to establish and strengthen connections while having fun. Hago has an extensive presence in Southeast Asia, the Middle East and South America.

●	Smart commerce solution provider: Shopline is a global smart commerce platform that offers solutions and services to empower merchants to create and grow their brands online and reach customers worldwide, across different sales channels including e-commerce platforms, social commerce and physical retail stores. Shopline provides merchants with various services to optimize their business, such as inventory and sales management, logistics, payment, marketing and data analytics. As of the date of this annual report, Shopline has helped over 600,000 merchants to launch and scale up their online businesses.

Currently, we primarily monetize our products and services through virtual tips for live streaming, which accounted for 79.9% of our revenues in 2024. We also generate revenues through advertising, e-commerce and subscriptions, which collectively accounted for 20.1% of our revenues in 2024.

We have built a sizable global business with strong operating cashflow. Our total revenue amounted to US$2.4 billion in 2022, US$2.3 billion in 2023 and US$2.2 billion in 2024. Our net cash provided by operating activities was US$316.5 million in 2022, US$295.6 million in 2023 and US$308.7 million in 2024.

Our Strategy

Globalization through localization is our foremost strategy, and our strong global localized operational capabilities are the cornerstone of our global success. We have built an extensive global operational network with approximately 30 regional offices and more than 5,800 local staff worldwide. We design our social products, cultivate local content, and launch online and offline marketing campaigns tailored to the nuances of local cultures and the preferences of our target markets. We also collaborate with a diverse array of local key opinion leaders, creators, agencies, and brands. The collaboration deepens our integration with local communities and drives brand awareness across different regions. Our localized approach enables us to resonate with users from different cultural backgrounds and differentiates our products from other platforms.

Technology is essential to our business success. We have integrated artificial intelligence (AI) and data analytics into all critical aspects of our services and broader business operations. This integration empowers us to gain deeper insights into our users and deliver personalized content recommendations tailored to their preferences. Innovative features powered by AI, such as digital avatars, improve user engagement and overall user experience. AI has also proven to be a powerful tool for improving content quality and cultivating our content ecosystem. It also enables automated product beta testing and augments critical corporate decision-making in areas such as budgeting, enhancing our operational and managerial efficiency. Our video and audio technology helps ensure a smooth user experience for our substantial global user base. We offer low latency video and audio product experience for different communication networks (3G/4G/5G/Wi-Fi, etc.), serving nearly 263.1 million users in 150 countries worldwide, many of whom are located in less developed countries with limited internet infrastructure. Our patented video codec innovation algorithm automatically adapts to different hardware platforms and environments, and optimizes the indicators of sound quality, code rate, and transmission fluency no matter where you are.

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

We have been exploring innovative technologies and initiatives to further expand our offerings beyond social entertainment, tapping into new addressable markets worldwide. Our non-live streaming revenues, primarily from advertising and smart commerce, have demonstrated strong growth momentum in 2024, underscoring JOYY’s shift toward a multifaceted ecosystem.

With our diverse product offerings, extensive global operational network, established technological capabilities and effective monetization model, we believe we are well positioned to further grow our global presence and capitalize on growth opportunities.

Our Platforms and Products

Bigo Live

Bigo Live is a leading global social live streaming platform. Bigo Live enables its users to share their life moments, showcase their talents, socialize and connect with other users from all around the world through live streaming. Launched in 2016, Bigo Live currently has a strong presence in North America, Europe, the Middle East and Southeast Asia, among others. Bigo Live is an international platform, available in 23 languages and approximately 150 countries.

Bigo Live has built an engaged, interactive and diverse community. Through extensive incentive programs, localized campaigns, and cross-industry partnerships, Bigo Live has attracted a substantial pool of creators and accumulated localized content across various categories, including music, dance, comedy, gaming and lifestyle.

Bigo Live’s continual innovation of its product features, combined with localized campaigns and activities, enhances the quality and efficiency of users’ social experience. Its Family feature, launched in 2019, has been a vital bonding element for Bigo Live’s user community, as it brings together streamers, fans, and others united by similar interests to uphold the honor of their respective Families. In 2024, Bigo Live rolled out a number of online and offline family-based activities to further strengthen these bonds. Meanwhile, Bigo Live’s Real Match feature, launched in 2023, helped users connect through a matching process that paired up users with similar interests. Real Match’s penetration rate and matching success rate both substantially improved in 2024.

As a result of our proactive efforts to optimize overall sales and marketing strategies to be more focused on return-on-investment, the average mobile monthly active users on Bigo Live decreased in 2024.

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average monthly active users (millions)	37.1	37.7	36.5	33.4

Bigo Live currently monetizes its user base mainly through virtual tips for live streaming. Users can purchase in-app virtual items and send them as virtual gifts to their favorite streamers to show their appreciation.

Among the various platforms operated by us, Bigo Live is currently the largest revenue contributor. Bigo Live was ranked as the World’s No.6 Social App in terms of in-app-purchase revenue in 2024, according to the State of Mobile report from data.ai.

Likee

Likee is a global short video social platform. Likee enables users to easily discover, create and share short videos, empowered by its easy, all-in-one video creation tools, such as filters and special effects, and its AI-backed personalized feed. Launched in 2017, Likee has a strong presence in the Middle East, Europe and Southeast Asia.

Since 2021, Likee has strategically switched its priority from user base expansion to monetization, focusing on core markets such as the Middle East and Europe. As a result of disciplined spending on user acquisition via advertisement, the average mobile monthly active users on Likee declined in 2024.

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average monthly active users (millions)	37.5	35.6	33.9	30.6

Over the past several years, Likee has been dedicated to cultivating a localized and diverse content community. Likee offers comprehensive creator support programs, providing creators across various genres with user traffic, creation tools, professional guidance, and diverse monetization methods to pave a path for their long-term personal growth and career development.

Likee currently monetizes its user base mainly through virtual tips for live streaming and advertisements. Likee has made steady progress in enhancing its monetization efficiency and diversifying revenue streams. Likee was ranked Saudi Arabia’s No.10 Social App in terms of in-app-purchase revenue in 2024, according to the State of Mobile report from data.ai.

imo

imo is a global instant messenger that provides audio and video communication service to its users. It offers smooth and stable international video calls in addition to other features such as group calls and document sharing, catering to a variety of personal and business communication needs. imo has a large and engaged user base in South Asia and the Middle East.

In the past years, imo has been dedicated to product optimizations and innovations, aiming to provide a superior, stable, secure, and high-quality audio and video communication experience for its users. Recognizing that a significant proportion of imo’s users are located in rural areas with limited mobile network coverage, it has implemented technologies such as adaptive bitrate streaming, packet loss concealment, and more. These measures have allowed imo to continually enhance its performance in weak networks and effectively alleviated connection problems. In 2024, imo has introduced a new message translation feature to empower its users to freely communicate with friends who speak different languages. imo maintained a sizable and sticky user base in 2024.

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average monthly active users (millions)	198.2	197.4	197.7	195.4

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

Bigo Ads

Bigo Ads is a global mobile advertising platform, connecting advertisers and publishers with high-quality traffic from BIGO’s social apps and premium international developers. Leveraging advanced machine learning, it offers efficient audience targeting and seamless monetization solutions.

We generate advertising revenues primarily by delivering advertisements on BIGO’s social apps, such as Likee and imo, and on properties of our network partners.

In 2024, Bigo Ads achieved substantial growth in revenue, fueled by an expanding advertisers and partners base, increased third-party traffic, and our strategic entry into new markets.

Hago

Hago is a social networking platform that encourages users to connect and have fun. Launched in 2018, Hago has a presence mainly in Southeast Asia, the Middle East and South America. Since 2021, Hago has strategically switched its priority from user base expansion to monetization. As a result of disciplined spending on user acquisition via advertisement, the average mobile monthly active users on Hago declined in 2024.

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Average monthly active users (millions)	4.5	4.4	4.3	3.6

Following strategic changes over the past several years, Hago has evolved from a casual games platform to a social platform that offers a variety of tools for users to engage and interact. Users can make new acquaintances by playing multiplayer casual games (approximately 600 casual games are now available on the platform), join video & audio chat rooms based on their interests, create and customize their 3D avatars in Hago Space and join Groups or Families with like-minded people to foster more frequent communication.

Hago currently monetizes its user base mainly through virtual tips for live streaming. It is also exploring other monetization opportunities, such as pay-to-play games, advertisements, and virtual items. Hago was ranked among the Top 10 Social Apps in Vietnam in terms of in-app-purchase revenue in 2024, according to the State of Mobile report from data.ai.

Shopline

Shopline is a global smart commerce platform offering solutions and services to empower merchants to create and grow their brands online and reach customers worldwide, across different sales channels including e-commerce platforms, social commerce, and physical retail stores. Shopline provides merchants with various services to optimize their business, such as multi-channel inventory and sales management, logistics, payment, marketing and data analytics, among others. Shopline has helped over 600,000 merchants to launch and scale their online businesses.

Shopline currently generates revenues through the sale of different subscription plans of its software solutions, and ancillary fees and commissions from provision of related value-added solutions such as payment and marketing.

Global Branding and Marketing

Branding Strategy

With our growing global presence and our diverse product offerings, we position ourselves as a global technology company with a mission to “enrich lives through technology.” This positioning offers us greater flexibility to unleash the potential of each of our various products and services targeting different demographics of users and customers across the globe, as well as their diverse needs. Our global brands, primarily including Bigo Live, Likee, imo, Bigo Ads, Hago and Shopline, enable us to reach a wide variety of coveted user and customer bases around the world.

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

Competition

We face competition in various aspects of our business. In relation to our global social entertainment products, we compete with companies that provide online live streaming and short video businesses, and we compete with other social networking and entertainment platforms in terms of user traffic and user time. Specifically, our competitors primarily include global short video platforms such as TikTok, and live streaming platforms such as Twitch in certain regions. For our non-social businesses, we face competition from other internet companies that sell online advertising services globally, such as AppLovin, and from companies that provide smart commerce solutions for merchants, such as Shopify.

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

Quality of Service for Online Multi-media Communications

Quality of Service (QoS) assurance is a key element of any high-quality delivery of voice and video data over the internet. When it comes to voice- and video-based communications, any delays, jitters and loss of data are often immediately noticeable to users. We employ a voice-over internet protocol and multiple quality assurance mechanisms to minimize instances of these issues, including, but not limited to, cloud-based intelligence routing, low-bitrate redundant solution, upstream-forward error correction, and adaptive jitter. We have also designed a special intelligent routing algorithm that automatically seeks optimal ways of delivering voice and video data across our cloud-based network, enabling us to provide better QoS even when the QoS levels are lower on certain routes.

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

Our adaptive audio and video encoding, transmission and decoding algorithms are conducive to delivering superior audio and video experiences based on users’ local setup, including locations, devices, network condition and personal preference, optimizing both fluency and latency at the same time.

Large, Dedicated Cloud-based Network Infrastructure

In 2024, we continued to develop and improve our global data center network, to provide top-quality, real-time video and audio services to our users worldwide. Leveraging our established local servers and infrastructure located in many of our key markets, our infrastructure provides seamless integration and is highly customized for supporting our services with significant flexibility. Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice and video-enabled real-time online interactions. Our cloud-based network infrastructure provides quality data delivery and enables many users to interact online from anywhere with ease and speed.

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

Each of our platforms updates its community guidelines from time to time to keep pace with the evolving requirements of digital safety. We utilize both AI-powered moderation systems and human moderation teams to enforce our community guidelines and internal standards and ensure a safe user environment.

Regarding our AI-powered moderation systems, BIGO has developed various AI recognition models based on a database of millions of policy violations, and created a directory for filtering inappropriate content in more than 20 languages. In 2024, BIGO introduced an additional multimodal content moderation model, which was fine-tuned with BIGO’s scenario-specific data, and leveraged third-party large models, to comprehensively enhance its content moderation capabilities. Similarly, Hago has deployed deep learning-based voice recognition technology, which helps us detect and delete improper or illegal content and deal with the relevant distributors in a timely fashion.

For our human moderation teams, we have deployed approximately 1,000 dedicated content moderation personnel with local language proficiency and cultural understanding in a number of countries worldwide, including, but not limited to, Jordan, Indonesia, Thailand and Vietnam. We also outsourced some of our human content moderation functions to third-party vendors to improve operational adaptivity and flexibility.

Our content moderation team, together with our AI-empowered program, can sweep our platforms in real time and the data being conveyed in our system for sensitive key words or questionable materials. Content that contains certain keywords is automatically filtered by our program and cannot be successfully posted. We are thus able to minimize improper or illegal content on our platforms and remove such materials promptly after they are discovered. In addition, we formed partnerships with multiple industry players and worked with relevant authorities to jointly prevent and punish any potential malicious use of our platforms. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face significant risks related to the content, information, communications and other activities on our platforms.”

Research and Development

We believe that our ability to deliver innovative internet and mobile applications and services tailored to our users’ needs has been a key factor for our success. As of December 31, 2024, our research and development team consisted of 2,280 skilled professionals, all focused on designing and developing our proprietary products and various interactive technologies. Our research and development efforts drive continuous innovation across several key areas, including (a) the continual improvement of our core audio and video data processing and streaming technologies to ensure seamless, high-quality experiences, (b) the ongoing maintenance and enhancement of network and server infrastructure to minimize latency and reduce interruptions, (c) new social features and functions to meet the demand of our users, including but not limited to PC-desktop, web and mobile applications, channel templates and virtual items, (d) development of tools and solutions that empower merchants to efficiently build and scale their commerce presence across multiple channels and regions, streamlining workflows and boosting operational efficiency, and (e) optimization of the advertising engine to help advertisers efficiently target their audience.

Leveraging big data and artificial intelligence, particularly in the areas of computer vision, natural language processing, automatic speech recognition and speech synthesis, our technologies have empowered many aspects of our operations, including our intelligent content recommendation engines, content moderation, and targeted advertising, which has enhanced user experience and our operating efficiency.

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

As of December 31, 2024, we held 1,702 registered domain names, including joyy.com, joyy.sg, Bigo.TV, Duowan.com, bigolive.sg, likee.com, shopline.com, 961 software copyrights and other copyrights, 2,263 patents and 2,638 trademarks and service marks. In addition, as of December 31, 2024, we had filed 4,544 patent applications, covering certain of our proprietary technologies, and 3,784 trademark applications.

Corporate Social Responsibility

JOYY’s mission is to enrich lives through technology. We are dedicated to integrating corporate social responsibility and sustainable development into major aspects of our business operations.

Our commitment to corporate social responsibility and sustainable development aligns with our business strategy. With our social entertainment businesses, we endeavor to build trusted and safe social platforms for users of different backgrounds, and empower users to find their own voices and show their talents and content to a global audience. With our smart commerce business, we aim to lower the barriers to entrepreneurship via our integrated smart commerce solution platform and help entrepreneurs achieve business success.

Empowering Creators and Businesses. The evolvement of our business and ecosystem has created increasing economic opportunity for individuals, businesses and communities. By providing creator-friendly video creation tools and monetization features, and cultivating a community that empowers and encourages our creators to express themselves freely, BIGO has established a creator-centric ecosystem that enables a large number of creators to showcase their talents in front of a global audience. At the same time, it enables creators to realize economic returns, creating opportunities for employment and development in local communities. Supported by our global operations team, BIGO has rolled out a variety of online activities tailored to local users’ ever-evolving needs, empowering our creators to gain exposure both locally and internationally, and enabling them to realize new levels of personal and professional success. Meanwhile, Shopline’s integrated smart commerce solutions and education campaigns have equipped small and medium-sized businesses with the essential tools for starting and growing a business, lowering the entry barriers to commerce and unlocking economic value in the relevant regions.

Fostering Education and Entrepreneurship. We invest in developing future talent and fostering innovation. In August 2022, we established Shopline Scholarship with a total contribution of S$250,000 at the Singapore Management University, to motivate outstanding talents and to spur them on to greater heights of academic excellence. The program remains in effect through 2026. In June 2023, BIGO announced its Singapore-Jordan Incubation Program in collaboration with Singapore Business Federation. The initiative supports Singaporean startups looking to venture into the Middle East and North Africa region through Jordan, offering six months of free co-working space, business matchmaking, networking opportunities, and assistance with employment permits and establishing a local presence in Jordan. In 2024, Clean Kinetics Pte Ltd became the first participant, marking a milestone in promoting cross-regional innovation.

Community Support and Cultural Engagement. As we operate in a number of markets across the globe, our users are from different backgrounds and have distinctive needs. We strive to design our social products and cultivate local content to resonate with diverse local cultures and user interests. Our community initiatives promote inclusion and cultural engagement. During Ramadan in 2024, BIGO launched online campaigns across the Middle East, Southeast Asia, and other regions, encouraging users to participate and share their acts of kindness. These efforts included donations to Yayasan Kasih Anak Kanker Indonesia (YKAKI) and Annajah Orphanage in Indonesia, supporting disadvantaged children, and an extended partnership with ENSAN in Saudi Arabia to aid underprivileged communities. In September 2024, BIGO mobilized local streamers and Family members to deliver essential relief supplies to Typhoon Yagi victims in the northern Vietnam.

Cultivating an Inclusive Workplace. We are committed to building a diverse and inclusive workspace for our global employees. We offer comprehensive training programs, including onboarding, leadership development, compliance and technology trends, through offline sessions and our online training system. We provide our employees with access to a variety of programs and facilities designed to promote sustainable wellness for our employees, such as gyms, health talks and fitness sessions.

Regulations in Multiple Jurisdictions Where We Operate

As our globalized operations evolve, we may, from time to time, be subject to government regulations. As the live streaming, short video, mobile advertising and smart commerce businesses are still at an early stage of development in the jurisdictions where we have presence, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. This section sets forth the most important laws and regulations that govern our current business activities in multiple jurisdictions across the globe, including European Union, India, Singapore, Indonesia, Malaysia, Vietnam and mainland China.

Regulations on Data Privacy and Protection

General Data Protection Regulation—European Union

The General Data Protection Regulation, or GDPR, regulates the collection and use of personal data in the EU. The GDPR covers any business, regardless of its location, that provides goods or services to residents in the EU and, thus, could incorporate our activities in EU member states. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information,” which includes health and genetic information of individuals in the EU. GDPR grants individuals the opportunity to object to the processing of their personal information, allows them to request deletion of personal information in certain circumstances, and provides the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated. Further, the GDPR imposes strict rules on the transfer of personal data out of the EU to regions that have not been deemed to offer “adequate” privacy protections. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU member states, which may deviate slightly from the GDPR, may result in warning letters, reprimands, temporary or definitive restrictions including a ban on data processing, mandatory audits and financial penalties, including fines of up to 4 percent of global revenues of the preceding financial year, or €20,000,000, whichever is greater. As a result of the implementation of the GDPR, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, GDPR grants Data Protection Authorities (DPAs) broad investigative and enforcement powers to conduct proactive audits as well as respond to complaints, but it is unclear how the DPAs will conduct random proactive audits of companies doing business in the EU, or act solely after complaints are filed claiming a violation of the GDPR. In addition, under certain conditions, the GDPR could also be able to apply to companies that are not in Europe. The lack of compliance standards and precedent, enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and adversely affect our business, financial condition, results of operations and prospects.

On December 22, 2023, the regulation on harmonized rules on fair access to and use of data, officially known as the EU’s Data Act (Regulation (EU) 2023/2854), was published in the EU’s Official Journal. This regulation sets up new rules on who can access and use data generated in the EU across all economic sectors. The regulation came into effect on January 11, 2024, and most of its rules take effect from September 12, 2025. It will lay down rules on business-to-business and business-to-customer data access, establish a ban on unfair contractual terms on data sharing, and introduce restrictions to non-EU governmental access and international transfers of non-personal data, by requiring providers of data processing services to take technical, organizational and legal measures to prevent unlawful access and transfers. Upon the effectiveness of the regulation and its rules on full scale, it is very likely to have an impact on our business along with the GDPR.

California Consumer Privacy Act—California, United States

In the United States, numerous federal and state laws, rules, and regulations, including data breach notification laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, protection, and other processing of personal information apply to our operations or the operations of our partners. For example, the California Consumer Privacy Act, or CCPA, which became effective in January 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and may include any of our current or future employees who may be California residents) and provide such residents new ways to opt out of certain sales of personal information. The CCPA provides for severe civil penalties for violations as well as a private right of action for data breaches that result in the loss of personal information that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA, which took effect on January 1, 2023. The CPRA significantly expands the CCPA, including by introducing additional obligations on covered companies, such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. Other state legislatures are currently contemplating, and may pass, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. While state laws continue to change rapidly, there has also been discussion in U.S. Congress of a new comprehensive federal data protection law.

Information Technology Act 2000—India

The Information Technology Act 2000 (as amended by Information Technology (Amendment) Act of 2008) governs the data privacy regulations in India. The Information Technology Act 2000 contains three provisions on data protection and privacy. Section 43A provides that we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. Section 72A provides for imprisonment for a term which may extend to three years or fines which may extend to five lakh rupees, or both, if, in the course of performing a contract, a service provider discloses personal information without the consent of the person concerned or in breach of a lawful contract and he or she does so with the intention to cause, or knowing he or she is likely to cause, wrongful loss or wrongful gain. Section 72 prescribes imprisonment for a term which may extend to two years or fines which may extend to one lakh rupees, or both, if a government official discloses records and information accessed by him or her in the course of his or her duties without the consent of the concerned person or unless permitted by other laws. Section 79 provides safe harbor protection to internet service providers from being held liable for third-party information or data made available by such internet service providers that they have no knowledge of or that they had exercised all due diligence to prevent. India has also implemented privacy laws, including (i) the Information Technology (Procedure and Safeguards for Blocking for Access of Information by Public) Rules, 2009, which imposes obligations on intermediaries, including compliance with emergency blocking directions, appointing a designated officer for handling such directives, and facing penalties for non-compliance, (ii) the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information, and (iii) the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, which provides for checks and balances on social media companies by setting timelines for removal of unlawful content.

Personal Data Protection Act 2012—Singapore

An organization collecting, using or disclosing personal data is subject to the Personal Data Protection Act 2012 of Singapore, as amended from time to time. Any information, whether true or not, that may be used to identify a natural person either directly from the data, or from the data and other information that the organization has access to, is considered “personal data.” Examples may include an individual’s name, date of birth, identity card number, passport number, residential address, characteristics and fingerprints, among others. The personal data that is protected under the Personal Data Protection Act 2012 of Singapore excludes personal data that is publicly available and personal data that is disclosed under any written law. The Personal Data Protection Act 2012 of Singapore also does not apply to business contact information, such as an individual’s name, title, business address, business telephone number, business e-mail address, or other similar information about an individual that is not provided solely for his/her personal purposes.

When an organization processes personal data, it must procure the individual’s consent for the collection, use and/or disclosure of his/her personal data. Therefore, the individual should be notified of the purposes for which his personal data is collected, used or disclosed. Consent can also be deemed to be given by individuals in some cases. The scenarios where implied consent can be deemed to be obtained have recently been expanded to include situations such as (i) where the consent is reasonably necessary for concluding the contract between the individual and the organization, and (ii) where the organization conducts an assessment to determine that the collection, use or disclosure of the personal data is not likely to have an adverse effect on the individual, reasonable steps are taken to bring the prescribed information (including the organization’s intention to process and purpose for processing personal data) to the attention of the individual, and where the individual does not notify the organization that he/she does not consent to the proposed processing of the personal data. There are also certain exceptions to the consent requirement, which include the collection, use and disclosure of personal data for vital interests of individuals, matters affecting the public, legitimate interests of the organization, business asset transactions, business improvement and research. Recently, the Personal Data Protection Commission of Singapore has released guidelines which state that organizations intending to process personal data for the purpose of developing or implementing AI models into their workflow can consider relying on the legitimate interest, business improvement and research exceptions to consent, where relevant. The Commission also emphasized the need for organizations using AI systems to remain accountable and transparent with their data subjects, whether through the use of written policies or otherwise.

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

Where a data breach involving the disclosure of personal data has occurred, the organization is required to take reasonable and expeditious steps to assess the data breach. In some cases, the organization may be required to report the data breach to the Personal Data Protection Commission, and the affected individuals. Where the organization is acting as a data intermediary that is processing the personal data for another organization, the data intermediary is required to notify the organization of any data breaches in a timely manner.

Individuals who knowingly or recklessly cause the unauthorized disclosure of personal data or improper use of personal data in the control of an organization may be liable on conviction to a fine not exceeding $5,000 or imprisonment not exceeding two years or both. Further, the maximum financial penalty that may be imposed on an organization for contravention of the Personal Data Protection Act’s provisions has recently been increased to be up to 10% of an organization’s annual turnover in Singapore (where it exceeds S$10 million), or S$1 million, whichever is higher.

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

On November 19, 2015, the Vietnam National Assembly passed the Law on Cyber Information Security, which sets forth regulations on cyber information security. Accordingly, individuals and companies must implement measures to assure the security of cyber information. For example, entities providing information technology services must comply with regulations on the storage and use of personal information, apply blocking and handling measures upon receipt of a notice that sending such information is illegal, and implement measures to allow recipients to refuse the receipt of information. Moreover, the owners of the personal information (i.e., the data subjects) are also provided the right to request for updating, alteration and cancellation of the personal information by the data processor. On the other hand, the Law on Cyber Information Security and its guiding document also provided certain requirements regarding notification of a data breach and other cyber information security incidents. This law, officially designated as Law No. 86/2015/QH13 on Network Information Security, was later amended by Law No. 35/2018/QH14 dated November 20, 2018, which introduced changes to certain provisions concerning the planning of 37 laws (“Network Information Security Law”).

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

On April 17, 2023, the Vietnam Government issued Decree 13/2023/ND-CP on Personal Data Protection, or the Decree 13 —the first comprehensive legal document on personal data protection in Vietnam, which came into effect on July 1, 2023. Unlike other decrees which are to clarify and provide further guidelines on provisions of the relevant law, the Decree 13 provides new and independent requirements on personal data protection, in harmony with similar provisions under the current legal framework. In particular, the Decree 13 provides a unified definition of personal data, which is defined as “information in the form of symbols, letters, numbers, images, sounds or similar on an electronic environment that is associated with a particular person or helps to identify a particular person. Personal data include basic personal data and sensitive personal data.” “Information that helps to identify a specific person” is further clarified as “information formed from the activities of an individual that, when combined with other data and stored information, can identify a specific person.” Apart from unifying previous concepts regulated in various legal documents, the Decree 13 has also adopted certain contents from the well-known General Data Protection Regulations from the EU, which provided new concepts and stricter requirements not yet been regulated in previous legal documents on personal data protection such as: basic personal data, sensitive personal data, data controller, data protection impact assessment, processing personal data obtained through public recordings and filming, processing personal data in advertising and so on. On the other hand, the Decree 13 also requires entities (both foreign and Vietnam-based) relating to personal data processing activities to notify the Department of Cyber Security and Hi-tech Crime Prevention under the Ministry of Public Security upon (i) occurrence of a violation of personal data protection (i.e., a data breach); and (ii) conducting a cross-border personal data transfer. Furthermore, data subject rights and obligations, specific responsibilities of data controllers, data processors and third parties are also specified under this document.

On November 9, 2024, Vietnam’s government introduced Decree No. 147/2024/ND-CP (hereinafter, the “new decree”), a landmark regulation governing the management, provision, and use of internet services and online information. Replacing the decade-old Decree No. 72/2013/ND-CP and its subsequent amendments, this new decree took effect on December 25, 2024, signaling a significant shift in Vietnam’s approach to regulating its rapidly evolving digital landscape. This decree covers an extensive range of topics. These include the management of internet services, domain names, cross-border information provision, social networks, online games, app stores, and telecom application services. It also introduces stringent measures to control illegal content and sets out detailed responsibilities for various stakeholders, including telecom operators, internet providers, data centers, and web hosting services.

On November 30, 2024, the Data Law was passed by the National Assembly, and it came into effect on July 1, 2025. Officially designated as Law No. 60/2024/QH15 on Data, this law will help gradually establish a data market and promote the country’s digital transformation. It has 5 chapters and 46 articles, which clearly stipulate digital data; construction, development, protection, management, processing, and use of digital content; national data center; national aggregate database; digital data products and services; digital data management; and the rights, obligations, and responsibilities of digital data agencies, organizations, and individuals.

Personal Data Protection—Malaysia

The Personal Data Protection Act 2010 (“PDPA 2010”) regulates the processing of personal data in commercial transactions. The PDPA 2010 applies insofar as the personal data of a customer is processed (for example, name, identification card number, address, phone number, e-mail address). The definition of “personal data” under the PDPA 2010 includes any information in respect of commercial transactions, which relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data controller, including any sensitive personal data (which includes biometric data) and expression of opinion about the data subject. The PDPA 2010 sets out seven (7) personal data protection principles to be complied with, namely General Principle, Notice and Choice Principle, Disclosure Principle, Security Principle, Retention Principle, Data Integrity Principle, and Access Principle. Additionally, the Personal Data Protection Regulations 2013 and the Personal Data Protection Standard 2015 set out in detail the requirements to be complied with in respect of the seven (7) principles. Personal data can now be transferred to places outside Malaysia provided that place has adequate data protection laws, which are at least equivalent to the level of protection afforded by the PDPA 2010.

The General Code of Practice of Personal Data Protection sets out the best practices for data controllers in meeting the PDPA 2010 requirements when undertaking commercial transactions, by further elaborating the seven (7) principles enumerated in the PDPA 2010. In particular, the General Code of Practice of Personal Data Protection clarifies the manner in which consent obtained from data subjects can be recorded and maintained. Such consent can be obtained in various forms, including through a clickable box, by conduct or performance, or verbally. The relevant data controllers are required to develop and implement appropriate compliance policies and procedures to ensure compliance with the General Code of Practice of Personal Data Protection and the PDPA 2010.

The Personal Data Protection Code of Practice for Licensees under the Communications and Multimedia Act 1998 outlines guidelines for the communications sector in Malaysia to comply with the PDPA 2010. In addition to the seven (7) principles enumerated in the PDPA 2010, the Personal Data Protection Code of Practice for Licensees under the Communications and Multimedia Act 1998 covers best practices for data management in the communications sector, including the use of clear and concise privacy notices, the implementation of access controls and data retention policies, and the use of encryption and other security measures to protect personal data (as well as pre-existing data collected and processed prior to the effectiveness of the PDPA 2010). In addition, the Personal Data Protection Code of Practice for Licensees under the Communications and Multimedia Act 1998 outlines the requirements for cross-border data transfers, which involve the transfer of personal data outside of Malaysia, which include obtaining consent from data subjects, ensuring that the receiving country provides an adequate level of protection for personal data and implementing appropriate contractual and technical safeguards to protect personal data during the transfer process.

The General Consumer Code of Practice for the Communications and Multimedia Industry Malaysia sets out the obligations in relation to the protection of personal information and sets out the rules in respect of the protection of consumer (including consumer with special needs or disabilities) information policy and principles on notice, disclosure, consent, choice, data security, data quality and access. Accordingly, a service provider may collect and maintain necessary data/information of consumers for tracking practices, provided that the collection and maintenance of such data/information shall be fairly and lawfully collected and processed, processed for limited purposes, adequate, relevant and not excessive, accurate, not kept longer than necessary, processed in accordance with the data subject’s rights, secure and not transferred to any party without the consumer’s prior approval. Consumers must also be given the opportunity to exercise their choice in respect of how individually identifiable information collected from them may be used.

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

Data and Privacy Protection—mainland China

The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Pursuant to the Decision on Strengthening the Protection of Online Information and the Order for the Protection of Telecommunication and Internet User Personal Information, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

According to the Administrative Measures for the Compliance Audit of Personal Information Protection, the personal information processor shall carry out regular compliance audits of personal information protection by itself or entrust a specialized agency to do so. Any personal information processor handling over 10 million people’s personal information shall carry out the compliance audits at least once every two years.

Regulations on Intellectual Property

Regulations on Intellectual Property—India

Copyrights

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

The Copyright Rules, 2013, enacted under Section 78 of the Copyright Act, 1957, and came into force on March 14, 2013. However, the Copyright Rules, 2013 mainly serve as the implementing rules of the Copyright Act 1957, detailing the procedural aspects of copyright registration, management and enforcement, but do not have substantive provisions on copyright infringement, electronic transmission and temporary storage.

Regulations on Intellectual Property—Singapore

Patents

Singapore provides a comprehensive legal framework and supporting infrastructure for protecting patents, copyrights, trademarks and industrial designs.

Singapore protects inventive designs and processes through the Patents Act 1994 (as amended from time to time), which is based on the United Kingdom’s Patents Act of 1977. Singapore patents are protected internationally under the Patent Cooperation Treaty (PCT). A registered patent in Singapore will be protected for 20 years, so long as the owner pays the annual renewal fees. Once registered, the owner can use, sell or license the patent. The criteria Singapore uses in granting a patent is that the invention: (i) is new (i.e., should not be publicly know anywhere in the world), (ii) it must be an improvement that would not be obvious to someone with technical skill or knowledge in that field and (iii) should have practical application, which is generally in line with the criterion in the United Kingdom and the United States.

If a product or process is found to infringe a registered patent, the court can order damages and an injunction on the use of the infringing product or process.

Copyrights

Singapore’s Copyright Act 2021, as amended from time to time, protects original works such as novels, computer programs, videos and performances, but does not include ideas, procedures, methods or discoveries because these are considered expressions of the underlying idea or discovery. There is no registration process for copyrighting in Singapore, and the copyright begins when the work is created. The author must take steps to show that he or she created the copyrighted work first in order to establish ownership. The author, or owner, of copyrighted material has the exclusive right to publish, perform, broadcast or adapt the work, and can assign or license all or part of the rights to others. An assignment of copyright needs to be in writing; a license can be exclusive or non-exclusive, and an exclusive license needs to be in writing. The protection Singapore affords through copyright laws and the period of protection will vary depending on the relevant type of work.

Copyright infringement may be classified as: (i) primary infringement, covering direct unauthorized usage of the copyrighted work; and (ii) secondary infringement, such as import, sale or trading of items which the infringer knows or should have known was made without the copyright owner’s consent, false attribution of the authorship of a copyrighted work and false removal or alteration of rights management information electronically attached to a copyrighted work.

Copyright infringement is subject to the general exception of “fair use.” When determining whether a work has been fairly used, a variety of factors like the purpose and character of use, the nature of the work being used, the amount and substantiality of the portion of the work being used, and the effect of the use upon the potential market for, or value of, the work must be considered.

Further, the new exception for “computational data analysis” continues to remain relevant. This exception allows a person to use or make a copy of a copyrighted work or recording of a protected performance for purposes such as (i) using a computer program to identify, extract and analyze information or data from the work or recording; and (ii) using the work or recording as an example of a type of information or data to improve the functioning of a computer program in relation to that type of information or data. In practice, this exception may apply where a company is carrying out text and data mining or training an AI system. Nonetheless, the exception is subject to the user having lawful access to the works being copied. The exact scope of what “lawful access” may mean is undefined and remains to be seen.

A copyright owner can look to civil remedies for infringement including damages, an injunction and destruction of the infringing work, or “statutory damages” of not more than S$10,000 per work and S$200,000 in the aggregate.

Trademarks

Singapore protects trademarks through the Trade Marks Act 1998 as amended from time to time as well as under common law (mutually independent of each other). Protection under the Trade Marks Act 1998 is generally conditional upon registration of the trademark with the Registry of Trade Marks within the Intellectual Property Office of Singapore, with the exception of special protection granted under the Trade Marks Act 1998 to ‘well known’ trademarks. Protection for registered trademarks is valid for 10 years from the date of registration and renewable for further periods of 10 years. Registration may be obtained through (i) a domestic application filed with the Registry of Trade Marks or (ii) an international application filed under the Madrid Protocol designating Singapore as a country. An applicant may claim a right of priority where he files for registration of a trade mark in Singapore within six months from an earlier application filed in any country that is a party to the Paris Convention, or a member of the World Trade Organization. Singapore adheres to the Nice Agreement Concerning the International Classification of Goods and Services for the Purposes of the Registration of Marks.

A registered trade mark may be assigned or licensed by the registered proprietor, and such assignment or licensing should be registered with the Registry of Trade Marks in order to be effective against a person acquiring a conflicting interest in the trade mark unaware of such assignment or license.

A registered proprietor of trademarks can look to a range of civil remedies for infringement, such as injunctions, either damages or an account of profits, or an order for delivery up and/or disposal of infringing articles in relation to the registered trademark. Where the infringement involves the use of a counterfeit trademark, the court may award statutory damages of up to S$1 million without proof of actual loss. Aside from these civil remedies, the registered proprietor may also enforce his trademark rights in criminal proceedings for infringing activities such as (i) counterfeiting a registered trademark, (ii) falsely applying a registered trade mark to goods or services, (iii) making or possessing articles for such infringement offense and (iv) importing or selling goods with falsely applied trademark. Conviction for any of these offenses attracts a fine of up to S$100,000 and/or imprisonment for a maximum term of five years.

Industrial Designs

Protection of industrial designs is available under the Registered Designs Act 2000, as amended from time to time. This Registered Designs Act 2000 is modelled after the UK Registered Designs Act 1949 (as amended in 1988). Registration may be obtained through (i) a domestic application filed with the Registry of Designs within the Intellectual Property Office of Singapore or (ii) an international application filed under the Geneva (1999) Act of the Hague Agreement Concerning the International Registration of Industrial Designs designating Singapore as a country. An applicant may claim a right of priority where he files for registration of a design in Singapore within six months from an earlier application filed in any country that is a party to the Paris Convention, or a member of the World Trade Organization. The maximum duration of the protection conferred by registration is 15 years from the date of registration. Singapore adopts the specification and classification system of the Locarno Agreement Establishing an International Classification for Industrial Designs.

A registered design may be assigned or licensed by the registered owner, and such assignment or licensing should be registered with the Registry of Designs in order to be effective against a person acquiring a conflicting interest in the design unaware of such assignment or license.

A registered owner can look to a range of remedies for infringement such as injunctions, either damages or an account of profits, an order for delivery up and/or disposal of infringing articles in relation to the registered design. However, if the registered owner threatens another person with proceedings for infringement of a registered design, it may be liable for a counterclaim for making groundless threats of design infringement. The remedies in such a counterclaim can include an injunction against the continuance of the threats, damages as well as a declaration that the threats are unjustifiable.

Where a registered design qualifies for protection under the Registered Designs Act 2000 as well as the Copyright Act 2021, there is no cumulative protection under registered design and copyright law: protection is available under the Registered Designs Act 2000 only. Further, if a design is registrable under the Registered Designs Act 2000 but has not been registered, the design will neither be covered by the registered design nor the copyright regime.

Regulations on Intellectual Property—Indonesia

Copyrights

Copyrights in Indonesia are regulated under Law No. 28 of 2014 on Copyrights. Indonesia adopts the declarative system of copyright protection whereby a copyright is an exclusive right of a creator of content which arises automatically after a creation appears in a concrete form. This exclusive right consists of moral rights and economic rights. Based on Article 5 of the Indonesian Copyright Law, moral rights are eternally inherent to the creator to (i) continue to include or exclude their name on the copy with respect to the public use of the works, (ii) use an alias or pseudonym, (iii) change their creation to comply with appropriateness in the community, (iv) change the title and subtitle of their works, and (v) defend their rights in the event of distortion of creation, mutilation of creation, modification of creation or other acts which will be prejudicial to their honor or reputation. Such moral rights cannot be transferred as long as the creator is alive, but the exercise of these rights is transferrable by testament or other methods in accordance with the Indonesian regulation after their death (inheritance, grant, written agreement, etc.). Economic rights shall mean the exclusive right of the creator or the copyright holder to obtain economic benefit from the work. Such economical rights as stipulated in Article 9 of the Indonesian Copyright Law grant the creator to engage in (i) publication of the creation, (ii) reproduction of the creation in all its forms, (iii) translation of the creation, (iv) adaptation, arrangement, or transformation of the creation, (v) distribution of the creation or their copies, (vi) performance of the creation, (vii) publication of the creation, (viii) communication of the creation, and (ix) rental of the creation. The Indonesia copyright regulation protects creations in the field of science, arts and literature, which includes, among others, computer programs, video games, photography, songs or music with or without lyrics, and all forms of art. However, for certain creations, there are exceptions where protection is not granted. Based on Article 24 of the Indonesian Copyright Law, creations that are not protected under the Indonesian Copyright Law consist of (i) creations that have not been completed in tangible form, (ii) the idea, procedure, system, method, concept, principle, findings, or data, regardless of being expressed, stated, described, explained, or incorporated in a creation, and (iii) tools, objects, or products that are created solely to resolve technical problems or whose form only serve functional needs rather than artistic or literary expression.

Marks

Marks in Indonesia are regulated under Law No. 20 of 2016 as amended by Law No. 6 of 2023, or the Indonesian Mark Law. Based on Article 2 paragraph 2 of Indonesian Mark Law, marks are separated into two categories: trademark and service mark. Protected marks as stipulated in Article 2 paragraph 3 of the Indonesian Mark Law consists of a sign in the form of an image, logo, name, word, letter, number, color arrangement, in two dimensions and/or three dimensions, sounds, hologram, or a combination of two or more on those elements to distinguish goods and/or services that are produced by individuals or legal entities in goods and/or service trading activities.

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

Patents

Patents in Indonesia are regulated under Law No. 13 of 2016 as amended by Law 6 of 2023, or the Indonesian Patent Law. Patents are exclusive rights granted by the state to inventors for their inventions or technological improvements that solve specific problems in the form of products or processes. Patents are generally divided into two categories: patent products and patent processes where these patents are warranted with a period of time to implement the invention itself or to give approval to other parties to use it.

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

Trade Secret

Trade secrets in Indonesia are regulated under Law No. 30 of 2000, or the Indonesian Trade Secret Law. Trade secret is information that is not known to the public in the field of technology and/or business, has economic value, and is kept confidential by the owner of the trade secret. Article 2 of the Indonesian Trade Secret Law states that the scope of this trade secret includes: (i) production methods; (ii) processing methods; (iii) sales methods; or (iv) other information in the field of technology and/or business that has economic value and is not known by the general public. Pursuant to the Indonesian Trade Secret Law, trade secret has three elements that must be fulfilled, which consist of: (i) confidential, which means that it is only known by certain parties and not general public; (ii) has economic value, which means its secrecy provides a competitive advantage; (iii) is kept confidential through appropriate efforts. The owner of a trade secret, in addition to having the right to use the trade secret himself, can also use it for commercial purposes such as by granting licenses to other parties or prohibiting the use of his trade secret as stipulated in Article 4 of the Indonesian Trade Secret Law.

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

Regulations on Intellectual Property—mainland China

Software

According to the regulations relating to protection of software in mainland China, software owners, licensees and transferees may register their rights in software with the copyright administration department of the State Council or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights to be entitled to better protections.

Patents

The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. According to the Patent Law (2021 Amendment), a patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Copyright

Registration of copyright is voluntary and is administrated by the China Copyright Protection Center. Under the Copyright Law (2021 Amendment) and its implementation rules, anyone infringing upon the copyrights of others is subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing and compensating the copyright owners. An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests.

According to the Information Network Transmission Right Infringement Regulation (Amended in 2021), where an internet information service provider cooperates with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume joint liability for such infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to the degree of fault of the internet information service provider.

Domain Name

According to the Measures for Administration of Domain Names, the MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Trademark

According to the PRC Trademark Law (Amended in 2014), the Trademark Office of the State Administration for Industry and Commerce (currently known as the Trademark Office of National Intellectual Property Administration) handles trademark registrations and grants a protection term of ten years to registered trademarks.

Regulations on Contents

Regulations on Contents—Indonesia

Regulations on Electronic Information Content

Video content and live streaming are categorized as electronic information, which refers to one or a set of electronic data, including, but not limited to, text, voice, images, maps, designs, photographs, electronic data exchanges, e-mails, telegrams, telex, telecopy, letters, symbols, numbers, access codes, or any other form of processed data that conveys meaning and can be understood by individuals. As such, live streaming and video content are regulated under Law No. 11 of 2008 on Electronic Information and Transactions (EIT Law), as last amended by Law No. 1 of 2024. This law mandates that electronic system operators must ensure the reliable, secure, and responsible operation of their platforms. It also emphasizes the protection of children, requiring measures such as minimum age restrictions for product and service usage, verification mechanisms for child users, and reporting systems for content, services, or features that may potentially infringe on children’s rights.

Indonesian regulations strictly prohibit the dissemination of certain types of content through video and live streaming platforms. Under the EIT Law, it is illegal to intentionally and unlawfully distribute, transmit, or make accessible electronic information that contains pornographic or obscene content, gambling-related content, defamatory or offensive material, extortion or threats, and hate speech or incitement of hostility based on ethnicity, religion, race, or inter-group differences (SARA).

Additionally, the law prohibits the deliberate dissemination of false or misleading information that could cause consumer losses in electronic transactions. The law applies not only to offenses committed within Indonesia but also to violations carried out from outside the country that affect electronic systems within Indonesian jurisdiction. Violations of these prohibitions may result in criminal penalties, including imprisonment of 6 to 12 years, and fines of up to IDR 10 billion.

Regulations on Pornographic Content

Aside from the EIT Law, Law No. 44 of 2008 on Pornography provides additional, explicit regulations against pornography, including its production, distribution, and dissemination via digital platforms such as video content and live streaming. Article 4 prohibits all forms of pornography, including images, animations, sound, or any other medium that exploits sexuality. Lastly, Article 29 imposes strict penalties on individuals or entities involved in the production, distribution, or facilitation of access to pornographic content, with fines ranging from IDR 250 million to IDR 6 billion and/or imprisonment of 6 to 12 years.

Broadcasting Regulations and Content Standards

Regulations concerning video content and live streaming also fall under Law No. 32 of 2002 on Broadcasting, as amended by Law No. 6 of 2023. Article 36 mandates that broadcast content must include elements of information, education, entertainment, and national development to foster intellectual, moral, and cultural growth while maintaining national unity. Broadcast content must also ensure protection and empowerment of children and adolescents, including appropriate programming schedules and audience classification. The law explicitly prohibits broadcasts that contain defamation, incitement, misleading information, or falsehoods, promote violence, obscenity, gambling, drug abuse, or other illegal activities, and stir conflict based on ethnicity, religion, race, or inter-group differences (SARA).

In conclusion, Indonesia’s regulations on video content and live streaming are supported with comprehensive legal framework, especially on electronic information security, content restrictions, child protection, and consumer rights. Violations of these laws can lead to severe penalties, including substantial fines and imprisonment. Content creators, live streamers, platforms, and service providers must adhere to these regulations to avoid legal consequences and ensure compliance with Indonesian law.

Regulations on Contents—Malaysia

The Communications and Multimedia Act 1998 (“CMA 1998”) is the main legislation regulating the communications and multimedia industry. The CMA 1998 provides for the Communications and Multimedia Content Forum(s) to prepare and draw up a Content Code after appropriate consultations, and to enforce the Content Code containing governing standards and practices in the communications and multimedia industry. The Content Code sets out the guidelines and procedures for good practice and standards of content disseminated to audiences by service providers in the communications and multimedia industry in Malaysia. It covers a wide range of topics, including general principles, content standards, advertising and sponsorship, and enforcement. The CMA 1998 also penalises the transmission of prohibited content (including indecent, obscene, false, menacing, or grossly offensive content) with intent to commit offenses involving fraud or dishonesty against any person.

Regulations on Contents—mainland China

Regulations on Internet Content

Internet content in mainland China is regulated and restricted from a state security standpoint. A series of laws and regulations were promulgated to regulate Internet security, including but not limited to the Decisions on Maintaining Internet Security (Amended in 2009), the PRC Law on Preservation of State Secrets and the Circular on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security and Notice on Issuing the Provisions on the Management of Security Vulnerabilities of Network Products. Internet companies in mainland China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau.

According to the Administrative Measures on Internet Information Services (Amended in 2024), the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties are strictly prohibited. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its value-added telecommunication Business Operation License with business scope being information services, or the ICP License, and, in serious cases, the shutting down of its internet systems. The Administrative Provisions on Internet User Account Information and the Administrative Provisions on Mobile Internet Applications Information Services (Amended in 2022) also require internet information service providers to assume their responsibilities of internet user account information management and information content administrator, equip professional personnel and technical capabilities, and establish and implement the real identity information authentication, account information verification, information content security, inspection and management, ecological governance, and personal information protection, data security protection and security assessment.

Pursuant to Administrative Measures for the Business Activities of Online Performances, the operator of online performances shall establish content review system, and be staffed with qualified reviewers for self-censorship, and online performances shall not contain illegal elements. Once the online performances in violation of laws are found, the operator of online performances shall immediately suspend the provision of such performance, and report relevant information to the authorized governmental departments.

According to the Provisions on the Administration of Mobile Internet Applications Information Services, mobile internet application providers and internet application distribution platforms shall not use mobile internet applications to carry out illegal activities that endanger national security, disturb public order, and infringe upon others’ lawful rights, and shall perform the main responsibility for information content management, and establish and improve management systems for information content security management, information content ecological governance, network data security, personal information protection, and minors protection.

The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. According to the Administrative Measures for Data Security in the Industry and Information Technology Field (Trial), a data processor in the field of industry and information technology shall file its catalogue of important data and core data to the local industrial regulatory department for recordation. Important data and core data collected and produced by a data processor in the field of industry and information technology within mainland China shall be stored within mainland China, and shall conduct the security assessment if the cross-border transfer of data is necessary. The Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) apply to the data security risk assessment activities conducted by important data and core data processors in the field of industry and information in mainland China. General data processors may also refer to these rules to conduct data security risk assessment.

The Cyber Security Law provides that network operators must set up a classified protection system for cyber security. According to the Cyber Security Law, internet operators shall fulfill relevant mandatory security protection obligations. The Administration Measures on the Security Protection of Computer Information Network with Internationally Connections (Amended in 2011) prohibits using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulations on Advertisement Content

According to the Advertisement Law (Amended in 2021), Administrative Regulations for Advertising, and the Internet Advertisement Management Measures, advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ business licenses.

Regulations on Online Music

According to the series of Notices on Clearing Online Music Products that are in Violation of Relevant Regulations, entities that provide any of the following will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the Ministry of Culture or (c) domestically developed online music products that have not been filed with the Ministry of Culture. Thus far, we believe that we have eliminated from our platforms any online music products that may fall into the scope of those prohibited online music products thereunder.

Regulations on Tax

Regulations on Tax—Cayman Islands

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
2.	that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(a)	on or in respect of our shares, debentures or other obligations; or
(b)	by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised) of the Cayman Islands.

The undertaking for us is for a period of 20 years from August 2, 2011.

Regulations on Tax—Singapore

Singapore Income Tax

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

We believe that JOYY Inc. is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of JOYY Inc. is subject to determination by the Inland Revenue Authority of Singapore and uncertainties remain with respect to our tax residence status. It is not certain if JOYY Inc. will be classified as a Singapore tax resident. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operation— If we are classified as a tax resident of certain jurisdictions for income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders or ADS holders” for a discussion of the Singapore tax consequences to non-resident investors if JOYY Inc. is deemed to be a Singapore tax resident. The statements below are based on the assumption that JOYY Inc. is not a tax resident in Singapore for Singapore income tax purposes.

Regulations on Tax—mainland China

PRC Enterprise Income Tax

According to the PRC Enterprise Income Tax Law and its implementation regulations, a uniform income tax rate of 25% should be applied to resident enterprises and non-resident enterprises that have “establishment or place” situated in China. Besides, enterprises established within China, enterprises established in accordance with the laws of other jurisdictions whose “de facto management bodies” are within China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within China but which have an establishment or place of business in China, or which do not have an establishment or place of business in China but have income sourced within China. An income tax rate of 10% should normally be applicable to dividends declared to or any other gains realized on the transfer of shares by non-PRC resident enterprise investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the income is not substantially connected with the establishment or place of business, to the extent such dividends or other gains are derived from sources within China.

Value-added Tax

The Provisional Regulations on Value-added Tax, as amended, the Detailed Implementing Rules of the Provisional Regulations on Value-added Tax, as amended, and the Value-added Tax Law set out that all taxpayers selling goods, services, intangible assets and immovable assets and importing goods in China shall pay a value-added tax. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value added Tax Rates, the deduction rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, the value added tax rate was reduced to 13% and 9%, respectively.

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

Regulations on Foreign Investment and Related Restrictions—mainland China

Regulations on Value-Added Telecommunications Service and Internet Information Services

According to the 2024 Negative List, the foreign stake in a value-added telecommunications service (except e-commerce, domestic multi-party communication, store-and-forward, and call center services) may not exceed 50%. According to the Telecommunications Regulations (2016 Edition), the Catalog of Telecommunications Business (Amended in 2019) and the Administrative Measures on Internet Information Services (Amended in 2024), the operators of value-added telecommunications services, including internet information services, must obtain value-added telecommunications business operation licenses prior to the commencement of such services in mainland China.

To comply with such foreign ownership restrictions, we hold ICP Licenses, a sub-category of the value-added telecommunications business operation license, through Guangzhou Huaduo and Guangzhou BaiGuoYuan, covering the provision of internet and mobile network information services and operate our online platform in mainland China through Guangzhou Huaduo, a subsidiary of Guangzhou Tuyue. Guangzhou Tuyue is indirectly held by selected individuals from our senior management team who are PRC citizens, through limited partnership in mainland China jointly established by these individuals. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.” Based on our PRC counsel Fangda Partners’ understanding of the current laws, rules and regulations of mainland China, our corporate structure complies with all existing laws and regulations of mainland China. However, we were further advised by our PRC counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future laws and regulations off mainland China and thus there is no assurance that mainland China governmental authorities would take a view consistent with the opinions of our PRC counsel.

Regulations on Online Transmission of Audio-Visual Programs

According to the Administrative Provisions on Private Network and Targeted Publication of Audio-Visual Programs Services (Amended in 2021) and the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions (Amended in 2015), providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs, or complete certain registration procedures with the State Administration of Radio, Film and Television. Foreign invested enterprises are not allowed to carry out such business. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the State Administration of Radio, Film and Television.

According to the Circular on Issues Relating to the Audit of the Content of Micro Short Dramas in Online Film and Television Dramas and the Notice on Matters Relating to the Administration of Licensing Services for the Distribution of Domestic Online Dramas and Films and the Notice on Further Strengthening the Management of Online Micro Short Dramas and Implementing the Creative Enhancement Plan, the entities operating online micro short drama services, including the micro short dramas Mini Program, shall obtain a License for Online Transmission of Audio-Visual Programs. All online micro short dramas shall pass the content examination by relevant departments and obtain the License for Online Drama Distribution or complete the filing of online audio-visual programs prior to broadcasting, including through Mini Program. For the mini programs micro short dramas that do not hold the License for Online Transmission of Audio-Visual Programs or regulated by the administrative departments of radio and television, or the micro short dramas uploaded by individual users, the online platforms shall perform the responsibility as an operator or the production institutions to access, distribute, link, aggregate and disseminate such online micro short dramas. The online platforms shall implement the management system of online micro short dramas, reviewing before broadcasting, and immediately implement measures such as disconnecting the link, taking offline, and stopping the access for illegal online micro short dramas. The notice further stipulates that the illegal online micro short dramas could be subject to the order to rectify or take offline by the relevant departments. The operators or mini programs broadcasting the illegal online micro short dramas could be subject to penalties such as disconnecting the link, taking offline, taking down, canceling the recordation, stopping the access, revocation of license, and joint disciplinary measures.

Regulations on Online Music

Several Suggestions of the Ministry of Culture on the Development and Administration of Internet Music, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by these suggestions or how such regulation would be carried out.

Regulations on Foreign Currency Exchange and Dividend Distribution—mainland China

Regulations on Foreign Currency Exchange

Under the Foreign Exchange Administration Regulations (Amened in 2008), the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of mainland China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. According to the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (Amended in 2023), the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (Amended in 2023), a foreign-invested enterprise may choose to convert its foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, extending loans to related parties or repaying the inter-company loans, as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations. Qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Notice on Further Deepening Reforms to Promote the Convenience of Cross-border Trade and Investment provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises in Guangdong (including Shenzhen), and certain other areas can borrow foreign debt on their own within an amount not exceeding the equivalent of US$10 million.

The Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-invested enterprises include the PRC Company Law (Amended in 2023), and the Foreign Investment Law and its Implementation Rules. Under these regulations, a wholly foreign-invested enterprise in mainland China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up.

Regulations on Registration with SAFE

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its appendixes, and the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, PRC residents must register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in the SAFE Circular 37 as a “special purpose vehicle.” In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents.

According to the Administration Measures on Individual Foreign Exchange Control (Amended in 2023), all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents retained by such PRC residents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, restricted shares or restricted share units are subject to the aforementioned rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the aforementioned rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. In addition, under the circulars concerning employee share options, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to withhold individual income taxes of such employees. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations on Labor Laws and Social Insurance—mainland China

According to the Labor Law, and Labor Contract Law, employers must execute written labor contracts with full-time employees. The Law on Social Insurance of the PRC, requires that employers shall pay the pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance for the employees. We have caused all of our full-time employees to enter into written labor contracts with us and have provided and currently provide our employees with the proper welfare and employment benefits.

Regulations on Overseas Listing by Domestic Companies—mainland China

According to the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, PRC companies that seek to offer and list securities in overseas markets, either directly or indirectly, have to file with the CSRC. Pursuant to a press conference held by CSRC for the release of the Overseas Listing Trial Measures and the issuance of the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, PRC companies who had already completed the overseas securities offering and listing before March 31, 2023, are not required to file with CSRC immediately but shall file with CSRC in due course in case of any activities such as follow-on financing in the future that shall be filed with CSRC according to the Overseas Listing Trial Measures.

Given the uncertainty of the interpretation and implementation of the Overseas Listing Trial Measures and our global operations, substantial uncertainties remain, and we could not rule out the possibility that we may be required to file the relevant documents with the CSRC in connection with our proposed offerings and listings outside mainland China in the future.

According to the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, a PRC domestic company must obtain approvals and make filings with the authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material that involves state secret or state organs work secret. In addition, pursuant to this circular, any investigation, collection of evidence or inspection targeting China-based issuers, securities companies and security service institutions proposed by overseas securities regulatory authorities and the competent departments must be carried out through cross-border regulatory cooperation mechanism and obtain approval from the CSRC or the competent departments.

In addition, the Measures for Cybersecurity Review, among others, (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities “in a foreign country” (ii) a critical information infrastructure operator that intends to purchase internet products and services that affect or may affect national security should apply for a cybersecurity review, and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security should apply for a cybersecurity review.

Meanwhile, according to the 2024 Negative List, where a domestic enterprise engaging in the prohibited business in the 2024 Negative List issues and lists shares overseas for trading, it shall obtain the approval of the relevant competent department of the state, and the overseas investor shall not participate in the operation and management of the domestic enterprise, and its shareholding ratio shall be subject to the relevant provisions on the administration of domestic securities investment by overseas investors.

C. Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and the primary operating variable interest entities and their significant subsidiaries:

JOYY Inc.
(Cayman Islands)
100%
Duowan Entertainment Corporation
(BVI)
100%
Bigo Inc
(Cayman Islands)
100%
Cube Technology Pte. Ltd
(Singapore)
100%
Bigo Technology Pte. Ltd
(Singapore)
100%
Bigo (Hong Kong) Limited
(Hong Kong)
100%
Guangzhou BaiGuoYuan Information Technology Co., Ltd(1)
(Mainland China)
Guangzhou BaiGuoYuan Network Technology Co., Ltd(1)
(Mainland China)
Equity interest
Contractual arrangements

Note:

(1)	Guangzhou BaiGuoYuan is a variable interest entity with which we maintain contractual arrangements. Guangzhou BaiGuoYuan is wholly owned by Guangzhou Qianxun Network Technology Co., Ltd., which is in turn owned by Guangzhou Fangu Network Technology Partnership (LP) and Guangzhou Wanyin Network Technology Partnership (LP), each holding 50% of equity interest in Guangzhou Qianxun Network Technology Co., Ltd. We also enter into contractual arrangements with the nominee shareholders of the variable interest entities and other stakeholders in order to enhance the stability and proper governance of the variable interest entities. For details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.”

D.	Property, Equipment and Land Use Right

Our corporate headquarters is located in 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. We have leased office space across the globe with an aggregate area of 49,811 square meters.

The corporate headquarters of BIGO are located at the same premises in Singapore. BIGO also has local offices in the United States, the United Kingdom, Japan, South Korea, Australia, Malaysia, Indonesia, Jordan, mainland China, and many other regions. As of the date of this annual report, BIGO has leased office space with an aggregate area of 31,990 square meters. BIGO’s physical servers are primarily hosted at internet data centers located in Singapore, among others.

We own the use right of several parcel of lands, and several buildings located in mainland China. We own a property located in Panyu District, Guangzhou, China, which comprises 37,548 square meters. In the second half of 2015, we acquired the use right of a parcel of land in Pazhou, Guangzhou, and started constructing the building with an aggregate floor area of approximately 142,000 square meters, which was completed in 2023. We acquired a building in Zhuhai in October 2017 as one of our branch offices, which comprises 27,206 square meters. We also acquired the use right of a parcel of land located in Foshan in April 2021. Our capital commitment in connection with the construction of buildings located on the parcels of lands to which we acquired use right was US$141.2 million as of December 31, 2024. We currently expect to complete the planned construction in Foshan in 2026.

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

A.    Operating Results

Overview

We are a global technology company with a mission to enrich lives through technology. We operate leading online social entertainment platforms that offer live streaming, short videos, instant messaging, casual games and beyond. We also operate a global advertising platform, which connects advertisers and publishers with high-quality traffic from our social apps and premium international developers, and a global smart commerce platform that enables merchants to easily build their brands online and sell their products to customers around the world.

Today, we operate in a number of markets across the globe, including North America, Europe, the Middle East, Southeast Asia, and others. The global average mobile monthly active users on our social entertainment platforms reached 263.1 million in the fourth quarter of 2024, including 33.4 million of average monthly active users of Bigo Live, 30.6 million of average monthly active users of Likee, 3.6 million of average monthly active users of Hago and 195.4 million of average monthly active users of imo.

Our total net revenues amounted to US$2.4 billion in 2022, US$2.3 billion in 2023 and US$2.2 billion in 2024. Our net cash provided by operating activities was US$316.5 million in 2022, US$295.6 million in 2023 and US$308.7 million in 2024.

Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic functions of our platforms are currently free in order to attract traffic, we monetize our user base primarily through virtual tips for live streaming. We derived our revenues primarily from live streaming services, accounting for 92.3%, 87.3% and 79.9% of our total net revenues in 2022, 2023 and 2024, respectively. We have been exploring additional monetization opportunities and diversifying our revenue streams beyond livestreaming. Our non-live streaming revenues, primarily from advertising and smart commerce and, to a lesser extent, our online game business and other services, have demonstrated strong growth momentum in 2024. These other revenues collectively accounted for 7.7%, 12.7% and 20.1% of our total net revenues in 2022, 2023 and 2024, respectively.

Major Factors Affecting our Results of Operations

Our business and results of operations are affected by general factors that, among others, influence the social entertainment, advertising and smart commerce industry in our target markets. Such general factors include:

●	overall macroeconomic growth and users paying sentiment;
●	growth of mobile internet usage and penetration rate;
●	changes in user preferences;
●	growth and competitive landscape of the social networking, entertainment, advertising and smart commerce industry;
●	governmental regulations, policies, actions or restrictions globally and in markets where we operate; and
●	fluctuations in the exchange rates of foreign currency in which the revenue we earn is denominated.

While our business and results of operations are influenced by the general factors summarized above, we believe that our results of operations are more directly affected by company-specific factors, which are mostly relevant to our live streaming business as we derived 92.3%, 87.3% and 79.9% of our total net revenues in 2022, 2023 and 2024, respectively, from our live streaming business. The specific factors that more directly affect our business and results of operations include:

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

Discussion of Selected Statements of Operations Items

Revenues

Our live streaming revenues are primarily comprised of revenues from our social entertainment platforms, primarily including Bigo Live, Likee, Hago, imo and others. Other revenues primarily include revenues from advertising, e-commerce and online games.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
		% of total net		% of total net		% of total net
	US$	revenues	US$	revenues	US$	revenues

	(in thousands, except for percentages)
Live streaming	2,225,518	92.3	1,979,371	87.3	1,788,021	79.9
Others	185,998	7.7	288,499	12.7	449,767	20.1
Total net revenues (1)	2,411,516	100.0	2,267,870	100.0	2,237,788	100.0

Note:

(1)	Revenues are presented net of rebates and discounts.

The following table sets forth the geographic locations from which we generated our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
		% of total net		% of total net		% of total net
	US$	revenues	US$	revenues	US$	revenues

	(in thousands, except for percentages)
Developed countries and regions(1)	866,107	35.8	968,225	42.7	1,206,679	53.9
Middle East(2)	514,992	21.4	441,277	19.5	317,848	14.2
Mainland China	473,941	19.7	347,825	15.3	233,578	10.4
Southeast Asia and others(3)	556,476	23.1	510,543	22.5	479,683	21.5
Total net revenues	2,411,516	100.0	2,267,870	100.0	2,237,788	100.0

Notes:

(1)	Developed countries and regions mainly include the United States, Singapore, Japan, South Korea and the United Kingdom.
(2)	Middle East mainly include Saudi Arabia and other countries located in the region.
(3)	Southeast Asia and others mainly include countries located in Southeast Asia and India.

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

●	The number of paying users. In 2024, we had 3.9 million paying users for our live streaming services on Bigo Live, Likee and imo. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on the above-mentioned platforms at least once during the relevant period.
●	ARPU. ARPU is calculated by dividing our total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on the above-mentioned platforms for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users. In 2024, our ARPU for live streaming was US$391.

We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels.

Other revenues. We generate other revenues mainly from advertising services and e-commerce, and to a lesser extent, our online game business.

●	Advertising revenues. Advertising revenues were generated from sales of various forms of advertising and provision of promotion campaigns on our platforms and our network partners’ properties.
●	E-commerce business revenues. We operate several e-commerce platforms providing service solutions for merchants, including a global smart commerce platform that enables merchants to easily build their brands online and sell their products to users around the world.
●	Online games revenues. We generate online games revenues from the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platforms. Users play online games free of charge, but are charged for purchases of virtual items. The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play.

Cost of Revenues

Cost of revenues consists primarily of (i) revenue sharing fees and content costs including payments to various channel owners and performers and content providers and traffic costs to advertising network partners, (ii) bandwidth costs, (iii) payment handling costs, (iv) salary and welfare, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges, and (ix) other costs.

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

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, (iii) impairment charge, (iv) professional service fees, and (v) office facilities and other overhead expenses.

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

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Research and development expenses	261,807	295,503	278,740
Sales and marketing expenses	400,435	369,577	333,334
General and administrative expenses	141,826	122,661	152,517
Goodwill impairment	14,830	—	454,935
Total	818,898	787,741	1,219,526

Other Operating Income

Gain (loss) on disposal of business

We disposed certain businesses in 2023 and 2024, which resulted in recognition of related loss of US$6.2 million and gain of US$1.6 million, respectively.

Other income

Other income primarily consists of government grants and tax refunds in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature.

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

Mainland China

Current taxation primarily represented the provision for a state and local corporate income tax for subsidiaries and variable interest entities operating in mainland China. Our PRC subsidiaries and the VIEs are subject to the PRC Enterprise Income Tax Law on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in mainland China. All our entities in mainland China are subject to enterprise income tax at a rate of 25%, with the exception of any preferential treatments they may receive, such as the 15% preferential tax rate that BaiGuoYuan Technology can enjoy for the periods reported as a result of its qualification as a High and New Technology Enterprise, valid until November 27, 2027.

According to a policy promulgated by mainland China’s state tax bureau and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim a certain percentage of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses is 100% since January 1, 2023. Certain subsidiaries and the VIEs have claimed such tax deduction for the periods reported.

In addition, according to the PRC Enterprise Income Tax Law and its implementation rules, foreign enterprises, which have no establishment or place in mainland China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in mainland China, are subject to PRC withholding tax at 10% (a further reduced withholding tax rate may be available according to the applicable double tax treaty or arrangement). The 10% withholding tax is applicable to any dividends to be distributed from our subsidiaries in mainland China and the variable interest entities to us and our subsidiaries outside mainland China. In 2022, Guangzhou Huanju Shidai Information Technology Co., Ltd., or Guangzhou Huanju Shidai, declared and distributed a cash dividend of part of its stand-alone 2020 earnings, totaling to US$110.0 million, to its direct oversea parent company, Duowan Entertainment Corporation. As a result, Guangzhou Huanju Shidai paid a withholding tax in the amount of US$11.0 million in 2022. We do not have any present plan to pay out the retained earnings in subsidiaries in mainland China and the variable interest entities in the foreseeable future. Accordingly, no further withholding tax has been accrued.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. Our current businesses have a limited operating history which makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance. Unless otherwise specifically stated, financial results discussed herein refer to our continuing operations.

	For the Year Ended December 31,
	2022		2023		2024
		% of total		% of total		% of total
	US$	net revenues	US$	net revenues	US$	net revenues

	(in thousands, except for percentages)
Total net revenues(1)	2,411,516	100.0	2,267,870	100.0	2,237,788	100.0
Live streaming	2,225,518	92.3	1,979,371	87.3	1,788,021	79.9
Others	185,998	7.7	288,499	12.7	449,767	20.1
Cost of revenues	(1,559,388)	(64.7)	(1,454,842)	(64.2)	(1,431,585)	(64.0)
Gross profit	852,128	35.3	813,028	35.8	806,203	36.0
Research and development expenses	(261,807)	(10.9)	(295,503)	(13.0)	(278,740)	(12.5)
Sales and marketing expenses	(400,435)	(16.6)	(369,577)	(16.3)	(333,334)	(14.9)
General and administrative expenses	(141,826)	(5.9)	(122,661)	(5.4)	(152,517)	(6.8)
Goodwill impairment	(14,830)	(0.6)	—	—	(454,935)	(20.3)
Total operating expenses	(818,898)	(34.0)	(787,741)	(34.7)	(1,219,526)	(54.5)
(Loss) gain on disposal of business	—	—	(6,177)	(0.3)	1,643	0.1
Other income	17,505	0.7	9,705	0.4	6,055	0.3
Operating income (loss)	50,735	2.1	28,815	1.3	(405,625)	(18.1)
Gain on deemed disposal and disposal of investments	4,113	0.2	74,851	3.3	—	—
Gain on extinguishment of debt and derivative	63,378	2.6	—	—	—	—
Gain on fair value changes of investments	424,304	17.6	12,425	0.5	6,636	0.3
Foreign currency exchange gains (losses), net	11,666	0.5	(2,906)	(0.1)	764	0.0
Interest expense	(12,770)	(0.5)	(10,420)	(0.5)	(4,847)	(0.2)
Interest income and investment income	93,148	3.9	185,212	8.2	175,556	7.8
Income (loss) before income tax expenses	634,574	26.3	287,977	12.7	(227,516)	(10.2)
Income tax expenses	(34,575)	(1.4)	(18,856)	(0.8)	(13,485)	(0.6)
Income (loss) before share of (loss) income in equity method investments, net of income taxes	599,999	24.9	269,121	11.9	(241,001)	(10.8)
Share of (loss) income in equity method investments, net of income taxes	(498,431)	(20.7)	3,297	0.1	(1,637)	(0.1)
Net income (loss)	101,568	4.2	272,418	12.0	(242,638)	(10.8)
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	27,323	1.1	29,398	1.3	96,402	4.3
Net income (loss) attributable to controlling interest of the Company	128,891	5.3	301,816	13.3	(146,236)	(6.5)
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,426)	(0.2)	(5,048)	(0.2)	(1,388)	(0.1)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(4,000)	(0.2)	(2,000)	(0.1)	—	—
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	—	—	52,583	2.3	—	—
Net income (loss) attributable to common shareholders of the Company	119,465	5.0	347,351	15.3	(147,624)	(6.6)

Note:

(1)	Net of rebates and discounts.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues. Our net revenues decreased from US$2,267.9 million in 2023 to US$2,237.8 million in 2024, primarily due to a decline in live streaming revenues.

Live streaming revenues. Our live streaming revenues decreased from US$1,979.4 million in 2023 to US$1,788.0 million in 2024. The overall decrease was primarily attributable to our proactive adjustments to our non-core audio live streaming products and the decrease in the ARPU for live streaming, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities. In particular, ARPU for live streaming decreased from US$403 in 2023 to US$391 in 2024.

Other revenues. Other revenues increased by 55.9% from US$288.5 million in 2023 to US$449.8 million in 2024. The increase was mainly due to an increase in other revenues for the BIGO segment of US$183.9 million attributable to the growth in our advertising revenues.

Cost of revenues. Our cost of revenues decreased from US$1,454.8 million in 2023 to US$1,431.6 million in 2024. The decrease was primarily driven by a decrease in cost of revenues for the All other segment by 40.5% to US$158.1 million, consistent with the decline in segment revenue, partially offset by the increase in traffic costs related to the growing advertising revenues for the BIGO segment.

Operating expenses. Our operating expenses increased from US$787.7 million in 2023 to US$1,219.5 million in 2024. The increase was primarily driven by goodwill impairment of US$454.9 million, partially offset by the decreases in sales and marketing expenses and research and development expenses.

Research and development expenses. Our research and development expenses decreased from US$295.5 million in 2023 to US$278.7 million in 2024. The decrease was primarily driven by the decrease in salary and welfare of US$6.0 million and the decrease in share-based compensation expenses of US$7.0 million.

Sales and marketing expenses. Our sales and marketing expenses decreased from US$369.6 million in 2023 to US$333.3 million in 2024. The decrease was primarily driven by the decrease in advertising and promotion expenses of US$30.1 million, as we optimized overall sales and marketing strategies across various social products to be more focused on return-on-investment and user acquisition effectiveness.

General and administrative expenses. Our general and administrative expenses increased from US$122.7 million in 2023 to US$152.5 million in 2024. The increase was primarily driven by an increase in expected credit loss of receivables of US$9.5 million, the impairment loss arising from certain equity investments of US$9.4 million, and the increase in salary and welfare for general and administrative personnel of US$8.7 million.

Foreign currency exchange (losses) gains. We had net foreign currency exchange losses of US$2.9 million in 2023 and net foreign currency exchange gains of US$0.8 million in 2024, primarily due to a slight depreciation of the U.S. dollar.

Interest income and investment income. Our interest income and investment income were US$185.2 million in 2023 and US$175.6 million in 2024, primarily due to the decrease in interest income driven by lower market interest rates.

Income tax expenses. We recorded income tax expenses of US$18.9 million in 2023 and US$13.5 million in 2024. The decrease was primarily due to the lower income before income tax expenses recorded by some of our subsidiaries and the VIEs.

Net (loss) income. As a result of the foregoing, we recorded net loss attributable to common shareholders of our company of US$147.6 million in 2024, as compared to net income attributable to common shareholders of our company of US$347.4 million in 2023.

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

Other revenues. Other revenues increased by 55.1% from US$186.0 million in 2022 to US$288.5 million in 2023. The increase was due to an increase in other revenues for the BIGO segment of US$12.9 million attributable to the growth in our advertising revenues and an increase in other revenues for the All other segment of US$90.7 million attributable to the consolidation of Shopline for the full year of 2023.

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

Research and development expenses. Our research and development expenses increased from US$261.8 million in 2022 to US$295.5 million in 2023. The increase was driven by the increase in salary and welfare for research and development personnel of US$34.3 million in 2023.

Sales and marketing expenses. Our sales and marketing expenses decreased from US$400.4 million in 2022 to US$369.6 million in 2023. The decrease was driven by the decrease in advertising and promotion expenses of US$51.0 million attributable to our optimization of overall sales and marketing strategies across various product lines to be more focused on return-on-investment and effectiveness of user acquisition, partially offset by the increase in amortization of intangible assets from business acquisitions of US$9.2 million and the increase in salary and welfare for sales and marketing personnel of US$7.8 million.

General and administrative expenses. Our general and administrative expenses decreased from US$141.8 million in 2022 to US$122.7 million in 2023. The decrease was driven by the decrease in expected credit loss of receivables of US$12.9 million and the decrease in office facilities and other overhead expenses of US$7.3 million.

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

Net income. As a result of the foregoing, our net income attributable to common shareholders of our company increased from US$119.5 million in 2022 to US$347.4 million in 2023.

Segment Reporting

For the years ended December 31, 2022, 2023 and 2024, there are two operating and reportable segments, which are the BIGO segment and the All other segment.

Segment Revenues

Revenues from the BIGO segment primarily consist of the revenues generated from several social entertainment platforms, including Bigo Live, Likee, imo and certain audio live streaming platform, as well as our advertising platform, Bigo Ads. Revenues from the All other segment consist of revenues generated from Hago, Shopline, certain audio live streaming platforms, and others. The table below sets forth our revenues by segment for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Net Revenues:
BIGO	1,997,021	1,924,320	1,988,340
All other	414,740	344,889	251,027
Elimination	(245)	(1,339)	(1,579)

BIGO

2024 compared to 2023. BIGO revenues increased from US$1,924.3 million in 2023 to US$1,988.3 million in 2024, primarily attributable to the growth in our advertising revenues.

2023 compared to 2022. BIGO revenues decreased from US$1,997.0 million in 2022 to US$1,924.3 million in 2023, primarily due to the decrease in the ARPU for live streaming, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities.

All other

2024 compared to 2023. Revenues of All other segment decreased from US$344.9 million in 2023 to US$251.0 million in 2024, primarily due to our proactive adjustments to certain non-core products.

2023 compared to 2022. Revenues of All other segment decreased from US$414.7 million in 2022 to US$344.9 million in 2023, primarily due to our proactive adjustments to certain non-core products, partially offset by the increased revenue contribution from the consolidation of Shopline.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Operating Costs and Expenses:
BIGO	1,789,897	1,701,435	1,751,318
All other	588,634	542,487	901,372
Elimination	(245)	(1,339)	(1,579)

BIGO

Operating costs and expenses of BIGO mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, payment handling costs and other costs.

Cost of revenues.

2024 compared to 2023. The cost of revenues of BIGO increased from US$1,189.5 million in 2023 to US$1,273.8 million in 2024, primarily due to the increase in traffic costs which was in line with the growth of advertising revenues.

2023 compared to 2022. The cost of revenues of BIGO decreased from US$1,249.4 million in 2022 to US$1,189.5 million in 2023, which was in line with the decrease in revenues.

Research and development expenses.

2024 compared to 2023. The research and development expenses of BIGO increased from US$163.6 million in 2023 to US$172.3 million in 2024, driven by the increase in salary and welfare for research and development personnel of US$11.6 million, partially offset by the decrease in share-based compensation expenses of research and development personnel of US$2.6 million.

2023 compared to 2022. The research and development expenses of BIGO decreased from US$168.1 million in 2022 to US$163.6 million in 2023, driven by the decrease in share-based compensation expenses of research and development personnel of US$5.0 million.

Sales and marketing expenses.

2024 compared to 2023. The sales and marketing expenses of BIGO decreased from US$295.4 million in 2023 to US$247.7 million in 2024, driven by the decrease in advertising and promotion expenses of US$41.6 million.

2023 compared to 2022. The sales and marketing expenses of BIGO decreased from US$311.5 million in 2022 to US$295.4 million in 2023, driven by the decrease in advertising and promotion expenses of US$16.4 million attributable to our optimization of overall sales and marketing strategies across various product lines to focus more on return-on-investment and effectiveness of user acquisition.

General and administrative expenses.

2024 compared to 2023. The general and administrative expenses of BIGO increased from US$52.9 million in 2023 to US$57.5 million in 2024, driven by the increase in salary and welfare for general and administrative personnel of US$2.6 million and the increase in expected credit loss of receivables of US$2.6 million.

2023 compared to 2022. The general and administrative expenses of BIGO decreased from US$60.8 million in 2022 to US$52.9 million in 2023, driven by the decrease in expected credit loss of receivables of US$10.3 million.

All other

Operating costs and expenses of All other segment mainly consist of revenue sharing fees and content costs, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, impairment charge and other costs.

Cost of revenues

2024 compared to 2023. The cost of revenues of All other segment decreased from US$265.7 million in 2023 to US$158.1 million in 2024, which was consistent with the decline in segment revenue.

2023 compared to 2022. The cost of revenues of All other segment decreased from US$310.3 million in 2022 to US$265.7 million in 2023, which was in line with the decrease in revenues.

Research and development expense

2024 compared to 2023. The research and development expenses of All other segment decreased from US$132.6 million in 2023 to US$107.4 million in 2024, driven by decreases in salary and welfare for general and administrative personnel of US$17.6 million and decreases in share-based compensation expenses of US$4.4 million.

2023 compared to 2022. The research and development expenses of All other segment increased from US$93.7 million in 2022 to US$132.6 million in 2023, driven by the increase in salary and welfare for research and development personnel of US$34.0 million.

Sales and marketing expenses

2024 compared to 2023. The sales and marketing expenses of All other segment increased from US$74.3 million in 2023 to US$85.7 million in 2024, driven by the increase in advertising and promotion expenses of US$11.5 million primarily attributable to Shopline and other non-livestreaming products.

2023 compared to 2022. The sales and marketing expenses of All other segment decreased from US$88.9 million in 2022 to US$74.3 million in 2023, driven by the decrease in advertising and promotion expenses of US$34.6 million attributable to reduced spending on some of our non-core audio live streaming products, partially offset by the increase in amortization of intangible assets from business acquisitions of US$9.2 million and the increase in salary and welfare for sales and marketing personnel of US$8.1 million.

General and administrative expenses

2024 compared to 2023. The general and administrative expenses of All other segment increased from US$69.9 million in 2023 to US$95.2 million in 2024, driven by the increase in impairment loss arising from certain equity investments of US$9.4 million, the increase in expected credit loss of receivables of US$6.9 million and the increase in salary and welfare of US$6.1 million.

2023 compared to 2022. The general and administrative expenses of All other segment decreased from US$81.0 million in 2022 to US$69.9 million in 2023, driven by the decrease in office facilities and other overhead expenses of US$5.9 million, the decrease in expected credit loss of receivables of US$2.6 million and the decrease in impairment of intangible assets of US$1.4 million.

Goodwill impairment

2024 compared to 2023. We recorded goodwill impairment loss of US$454.9 million in 2024 and nil in 2023, primarily attributable to goodwill associated with the Company’s prior acquisitions, mainly driven by lower valuations due to changes in market conditions in 2024.

Recently Issued Accounting Pronouncements

The recently issued accounting pronouncements that are relevant to us are included in Note 2(11) to our audited consolidated financial statements, which are included elsewhere in this annual report.

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial information of JOYY Inc., the variable interest entities, the primary beneficiaries of the variable interest entities, and other equity subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidating Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues(1)	—	4,748	166,665	56,762	(228,175)	—
Third-party revenues	—	2,016,764	231	220,793	—	2,237,788
Total revenue	—	2,021,512	166,896	277,555	(228,175)	2,237,788
Total cost and operating expenses	(1,721)	(2,423,103)	(160,623)	(289,962)	224,298	(2,651,111)
Share of (loss) income of subsidiaries/VIEs(2)	(149,652)	23,451	11,268	—	114,933	—
Others, net	5,137	161,106	5,987	14,318	(741)	185,807
(Loss) income before income tax	(146,236)	(217,034)	23,528	1,911	110,315	(227,516)
Income tax (expense) benefits	—	(23,475)	(77)	10,067	—	(13,485)
Share of loss in equity method investments, net of income taxes	—	(897)	—	(740)	—	(1,637)
Net (loss) income	(146,236)	(241,406)	23,451	11,238	110,315	(242,638)
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	96,371	—	31	—	96,402
Net (loss) income attributable to controlling interest of JOYY Inc.	(146,236)	(145,035)	23,451	11,269	110,315	(146,236)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues(1)	—	11,049	206,984	54,280	(272,313)	—
Third-party revenues	—	1,966,201	264	301,405	—	2,267,870
Total revenue	—	1,977,250	207,248	355,685	(272,313)	2,267,870
Total cost and operating expenses	(2,423)	(1,987,387)	(177,582)	(354,306)	279,115	(2,242,583)
Share of income of subsidiaries/VIEs(2)	231,834	109,238	22,974	—	(364,046)	—
Others, net	74,208	142,958	56,231	12,044	(22,751)	262,690
Income before income tax	303,619	242,059	108,871	13,423	(379,995)	287,977
Income tax (expense) benefits	—	(23,556)	367	4,333	—	(18,856)
Share of (loss) income in equity method investments, net of income taxes	(1,803)	(112)	—	5,212	—	3,297
Net income	301,816	218,391	109,238	22,968	(379,995)	272,418
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	29,392	—	6	—	29,398
Net income attributable to controlling interest of JOYY Inc.	301,816	247,783	109,238	22,974	(379,995)	301,816

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues(1)	—	20,524	221,628	54,587	(296,739)	—
Third-party revenues	—	1,930,532	2,328	478,656	—	2,411,516
Total revenue	—	1,951,056	223,956	533,243	(296,739)	2,411,516
Total cost and operating expenses	(3,212)	(1,908,859)	(221,141)	(547,931)	302,857	(2,378,286)
Share of income of subsidiaries/VIEs(2)	586,900	62,332	37,360	—	(686,592)	—
Others, net	(12,963)	562,107	22,149	45,801	(15,750)	601,344
Income before income tax	570,725	666,636	62,324	31,113	(696,224)	634,574
Income tax (expense) benefits	—	(27,178)	8	(7,405)	—	(34,575)
Share of (loss) income in equity method investments, net of income taxes	(441,834)	(70,255)	—	13,658	—	(498,431)
Net income	128,891	569,203	62,332	37,366	(696,224)	101,568
Net loss (income) attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	27,329	—	(6)	—	27,323
Net income attributable to controlling interest of JOYY Inc.	128,891	596,532	62,332	37,360	(696,224)	128,891

Notes:

(1)

Represents the elimination of the intercompany transaction and service charge at the consolidation level. The VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$55.8 million, US$25.8 million and US$34.8 million for the years ended December 31, 2022, 2023 and 2024, respectively, for technical support services.

(2)	Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2024
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	156	353,602	16,761	74,242	—	444,761
Restricted cash and cash equivalents	—	363,400	4,312	3,620	—	371,332
Short-term deposits	—	755,054	4,173	301,784	—	1,061,011
Restricted short-term deposits	—	20,722	—	—	—	20,722
Short-term investments	159,459	129,130	—	—	—	288,589
Accounts receivable	—	110,682	56	11,123	—	121,861
Prepayments and other current assets	2,221	148,347	5,360	91,610	—	247,538
Amounts due from Group companies(1)	—	244,476	480,945	587,774	(1,313,195)	—
Investments in subsidiaries/VIEs(2)	4,768,658	2,366,186	1,886,688	—	(9,021,532)	—
Long-term investments	—	115,764	—	414,921	—	530,685
Long-term deposits and held-to-maturity investments	20,000	963,804	67,470	73,034	—	1,124,308
Property, plant and equipment, net	—	42,406	69,139	388,178	—	499,723
Land use rights, net	—	—	—	303,115	—	303,115
Intangible assets, net	—	295,084	2,420	31,913	(52,160)	277,257
Goodwill	—	2,194,324	—	—	—	2,194,324
Deferred tax assets	—	2,563	—	—	—	2,563
Other assets	—	20,721	5,721	15,597	(2,031)	40,008
Total assets						7,527,797
Liabilities and shareholders’ equity Liabilities
Deferred tax liabilities	—	38,132	—	9,499	—	47,631
Accounts payable	—	16,138	48	67,829	—	84,015
Deferred revenue	—	68,642	102	10,704	—	79,448
Income taxes payable	8,789	55,549	3,980	9,986	—	78,304
Accrued liabilities and other current liabilities	810	2,291,284	37,402	64,427	—	2,393,923
Amounts due to Group companies(1)	228,905	758,457	131,788	202,264	(1,321,414)	—
Other liabilities	—	17,310	3,538	42,170	(2,033)	60,985
Total liabilities						2,744,306
Mezzanine equity	—	23,733	—	—	—	23,733
Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	4,711,990	4,812,596	2,366,187	1,886,688	(9,065,471)	4,711,990
Non-controlling interests	—	44,424	—	3,344	—	47,768
Total shareholders’ equity	4,711,990	4,857,020	2,366,187	1,890,032	(9,065,471)	4,759,758
Total liabilities, mezzanine equity and shareholders’ equity						7,527,797

	As of December 31, 2023
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	99,074	815,095	89,305	60,482	—	1,063,956
Restricted cash and cash equivalents	—	314,514	1,239	3,497	—	319,250
Short-term deposits	—	1,596,592	18,355	355,399	—	1,970,346
Restricted short-term deposits	—	57,243	—	—	—	57,243
Short-term investments	87,331	179,044	—	8,471	—	274,846
Accounts receivable	—	129,029	22	1,649	—	130,700
Prepayments and other current assets	344	159,357	4,015	91,773	—	255,489
Amounts due from Group companies(1)	428,813	70,554	470,477	822,281	(1,792,125)	—
Investments in subsidiaries/VIEs(2)	4,957,710	2,335,728	1,900,940	—	(9,194,378)	—
Long-term investments	—	143,888	—	400,654	—	544,542
Long-term deposits	—	130,000	—	—	—	130,000
Property, plant and equipment, net	—	23,902	74,752	292,032	(5)	390,681
Land use rights, net	—	—	—	316,070	—	316,070
Intangible assets, net	—	336,826	4,063	40,436	(47,610)	333,715
Goodwill	—	2,649,281	—	—	—	2,649,281
Other assets	—	23,839	5,098	18,809	—	47,746
Total assets						8,483,865
Liabilities and shareholders’ equity Liabilities
Convertible bonds	405,603	—	—	—	—	405,603
Deferred tax liabilities	—	43,515	—	10,440	—	53,955
Accounts payable	—	19,831	91	46,833	—	66,755
Deferred revenue	—	74,849	216	11,540	—	86,605
Income taxes payable	8,977	51,673	3,963	21,487	—	86,100
Accrued liabilities and other current liabilities	2,006	2,273,579	36,301	69,303	—	2,381,189
Amounts due to Group companies(1)	—	1,328,466	186,997	285,047	(1,800,510)	—
Other liabilities	—	24,010	4,970	62,529	—	91,509
Total liabilities						3,171,716
Mezzanine equity	—	22,133	—	—	—	22,133
Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	5,156,686	4,996,940	2,335,728	1,900,940	(9,233,608)	5,156,686
Non-controlling interests	—	129,896	—	3,434	—	133,330
Total shareholders’ equity	5,156,686	5,126,836	2,335,728	1,904,374	(9,233,608)	5,290,016
Total liabilities, mezzanine equity and shareholders’ equity						8,483,865

Notes:

(1)	Represents the elimination of intercompany balances among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash (used in) provided by transactions with external parties	(1,351)	873,055	(535,936)	(27,111)	—	308,657
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(636,674)	599,700	36,974	—	—
Net cash (used in) provided by operating activities	(1,351)	236,381	63,764	9,863	—	308,657
Net cash (used in) provided by transactions with external parties	(90,000)	31,589	(55,211)	(96,627)	—	(210,249)
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(696,797)	11,929	177,941	506,927	—
Net cash (used in) provided by investing activities	(90,000)	(665,208)	(43,282)	81,314	506,927	(210,249)
Net cash (used in) provided by transactions with external parties	(665,286)	(67)	37,837	(80,315)	—	(707,831)
Net cash provided by (used in) transactions with intra-Group entities(1)	657,718	(27,422)	(127,319)	3,950	(506,927)	—
Net cash used in financing activities	(7,568)	(27,489)	(89,482)	(76,365)	(506,927)	(707,831)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash (used in) provided by transactions with external parties	(656)	450,433	(213,163)	58,965	—	295,579
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(20,026)	51,914	(31,888)	—	—
Net cash (used in) provided by operating activities	(656)	430,407	(161,249)	27,077	—	295,579
Net cash provided by (used in) transactions with external parties	269,313	190,691	42,729	(82,360)	—	420,373
Net cash provided by (used in) transactions with intra-Group entities(1)	—	(644,513)	77,255	(129,111)	696,369	—
Net cash provided by (used in) investing activities	269,313	(453,822)	119,984	(211,471)	696,369	420,373
Net cash (used in) provided by transactions with external parties	(832,140)	(22,230)	15,456	(2,831)	—	(841,745)
Net cash provided by (used in) transactions with intra-Group entities(1)	622,188	(7,477)	81,141	517	(696,369)	—
Net cash (used in) provided by financing activities	(209,952)	(29,707)	96,597	(2,314)	(696,369)	(841,745)

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash (used in) provided by transactions with external parties	(3,949)	456,134	(230,750)	95,059	—	316,494
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(12,588)	59,743	(47,155)	—	—
Net cash (used in) provided by operating activities	(3,949)	443,546	(171,007)	47,904	—	316,494
Net cash provided by (used in) transactions with external parties	49,963	(521,706)	3,858	(42,399)	—	(510,284)
Net cash used in transactions with intra-Group entities(1)	—	(372,005)	(44,222)	(194,107)	610,334	—
Net cash provided by (used in) investing activities	49,963	(893,711)	(40,364)	(236,506)	610,334	(510,284)
Net cash (used in) provided by transactions with external parties	(371,740)	17,045	32,032	754	—	(321,909)
Net cash provided by transactions with intra-Group entities(1)	365,480	106,413	105,688	32,753	(610,334)	—
Net cash (used in) provided by financing activities	(6,260)	123,458	137,720	33,507	(610,334)	(321,909)

Note:

(1)

Represents the elimination of the net cash provided by (used in) operating activities, investing activities and financing activities of JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate. For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to our subsidiaries for the settlement of technical support fees in operating activities were US$56.8 million, US$45.1 million and US$44.2 million, respectively.

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

As of December 31, 2022, 2023 and 2024, we had US$1,565.6 million, US$1,440.4 million and US$836.8 million, respectively, in cash, cash equivalents, restricted cash, and restricted short-term deposits.

As of December 31, 2024, our subsidiaries, the VIEs, and the VIEs’ subsidiaries located in mainland China held cash and cash equivalents, restricted cash and restricted short-term deposits in the amount of US$104.0 million. Aggregate undistributed earnings and reserves of our subsidiaries, the VIEs, and the VIEs’ subsidiaries located in mainland China that are available for distribution to our company as of December 31, 2024 were US$2,446 million. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in mainland China to our offshore subsidiaries. However, we plan to indefinitely utilize undistributed earnings in mainland China to meet our obligations and commitments there, including our capital expenditure in connection with the construction of buildings located in mainland China and working capital requirements for our research and development team.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Net cash provided by operating activities	316,494	295,579	308,657
Net cash (used in) provided by investing activities	(510,284)	420,373	(210,249)
Net cash used in financing activities	(321,909)	(841,745)	(707,831)
Net decrease in cash, cash equivalents and restricted cash in operations	(515,699)	(125,793)	(609,423)
Cash, cash equivalents and restricted cash at the beginning of the year	2,134,492	1,565,560	1,440,449
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(53,233)	682	5,789
Cash, cash equivalents and restricted cash at the end of the year	1,565,560	1,440,449	836,515

Operating Activities

Net cash used in operating activities consists primarily of our net income with certain adjustments, such as gain on disposal and deemed disposal of investments, and gain on fair value changes of investments, and mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment, impairment of goodwill, and amortization of acquired intangible assets and land use rights.

Net cash provided by operating activities amounted to US$308.7 million for the year ended December 31, 2024. In 2024, the difference between our net cash provided by operating activities and our net loss from operations of US$242.6 million was primarily due to a non-cash item adjustment in impairment of goodwill of US$454.9 million, a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$65.5 million, a non-cash item adjustment in depreciation of property and equipment of US$25.4 million, a non-cash item adjustment in share-based compensation of US$23.2 million, and an increase in accrued liabilities and other payables of US$52.4 million.

Net cash provided by operating activities amounted to US$295.6 million for the year ended December 31, 2023. In 2023, the difference between our net cash provided by operating activities and our net income from operations of US$272.4 million was primarily due to a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$73.4 million, a non-cash item adjustment in depreciation of property and equipment of US$46.6 million, and a non-cash item adjustment in share-based compensation of US$32.0 million, partially offset by a non-cash item adjustment in gain on partial disposal of investments of US$74.9 million, an increase in accounts receivable of US$32.4 million, and an increase in prepayments and other assets of US$30.7 million.

Net cash provided by operating activities amounted to US$316.5 million for the year ended December 31, 2022. In 2022, the difference between our net cash provided by operating activities and our net income from operations of US$101.6 million was primarily due to a non-cash item adjustment in depreciation of property and equipment of US$83.4 million, a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$65.2 million, a non-cash item adjustment in share-based compensation of US$44.1 million, a non-cash item adjustment in share of loss in equity method investments of US$498.4 million, partially offset by a non-cash item adjustment in gain on fair value change of investments of US$424.3 million, and a non-cash item adjustment in gain on extinguishment of debt and derivative of US$63.4 million.

Investing Activities

Net cash used in investing activities largely reflects placements of short-term deposits, placements of short-term investments, purchases of property and equipment and other non-current assets in connection with the expansion and upgrade of our technology infrastructure, and our acquisitions of and investments in certain companies.

Net cash provided by investing activities largely reflects maturities of short-term deposits, maturities of short-term investments, and cash received from disposal of investments.

Net cash used in investing activities amounted to US$210.2 million in the year ended December 31, 2024. Net cash used in investing activities primarily resulted from the maturities of short-term deposits and long-term deposits and short-term investments in various banks in the amount of US$3,267.0 million, partially offset by the placement of short-term deposits and long-term deposits and short-term investments in various banks in the amount of US$3,431.5 million, the payments for purchase of property and equipment of US$83.7 million, consideration received in connection with disposal of a subsidiary of US$70.7 million, and the cash payment of US$26.6 million for investments.

Net cash provided by investing activities amounted to US$420.4 million in the year ended December 31, 2023. Net cash provided by investing activities primarily resulted from the maturities of short-term deposits and short-term investments in various banks in the amount of US$4,045.6 million and the cash received for disposal of investments of US$222.1 million, partially offset by the placement of short-term deposits and short-term investments in various banks in the amount of US$3,704.2 million, the payments for purchase of property and equipment of US$81.6 million and the cash payment of US$66.0 million for investments.

Net cash used in investing activities amounted to US$510.3 million in the year ended December 31, 2022. Net cash used in investing activities primarily resulted from the placement of short-term deposits and short-term investments in various banks in the amount of US$4,843.8 million, payments for purchase of property and equipment, other non-current assets of US$78.9 million, and cash paid for certain acquisitions and strategic investments of US$175.7 million, partially offset by the maturities of short-term deposits and short-term investments in various banks in the amount of US$4,601.5 million.

Financing Activities

Net cash used in financing activities was US$707.8 million in 2024, primarily attributable to cash paid for extinguishment of convertible bonds of US$406.0 million, cash paid for share repurchase of US$259.2 million, and repayment of bank borrowings of US$84.6 million, partially offset by the proceeds from bank borrowings of US$42.2 million.

Net cash used in financing activities was US$841.7 million in 2023, primarily attributable to cash paid for extinguishment of convertible bonds of US$432.2 million, cash paid for share repurchase of US$273.9 million, dividends paid to shareholders of US$84.2 million, and repayment of bank borrowings of US$82.5 million, partially offset by the proceeds from bank borrowings of US$95.2 million.

Net cash used in financing activities was US$321.9 million in 2022, primarily attributable to cash paid for share repurchase of US$138.1 million, dividends paid to shareholders of US$145.9 million and cash paid for convertible bonds repurchase of US$87.7 million, partially offset by the proceeds of US$44.5 million from bank borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our operating lease commitments, capital commitment, and loan obligations.

Our operating lease commitments consist of lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to our consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods. Payments due as of December 31, 2024 for our operating lease commitments amounted to US$23.6 million, representing undiscounted cash payments of both leases recognized as lease liabilities on our consolidated balance sheet and lease commitments not recognized as lease liabilities.

Our capital commitments primarily consist of capital expenditures related to properties and additional investments in equity investments. We had outstanding capital commitments totaling to US$192.9 million as of December 31, 2024. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets, whose due dates will be generally based on the progress of the underlying construction.

Our loan obligations primarily consist of the principal amount and cash interests in connection with banks. As of December 31, 2024, the total payments due for our loan obligations amounted to US$34.9 million. We expect all of these loan obligations to become due within one year from December 31, 2024.

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

Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2024.

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

Cash and Asset Flows through Our Organization

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

For the years ended December 31, 2022, 2023 and 2024, JOYY Inc., through its intermediate holding companies, provided capital contributions of US$8.7 million, US$20.0 million and US$54.9 million, respectively, to our subsidiaries in mainland China.

For the years ended December 31, 2022, 2023 and 2024, JOYY Inc. did not provide any loan to our intermediate holding companies and subsidiaries, and received repayments of US$365.5 million, US$622.2 million and US$657.7 million, respectively.

For the years ended December 31, 2022, 2023 and 2024, cash paid by the variable interest entities to our subsidiaries for the settlement of technical support fees and software transactions were US$109.7 million, US$86.1 million and US$44.2 million, respectively. For the years ended December 31, 2022, 2023 and 2024, cash received by the variable interest entities from our subsidiaries were US$9.7 million, US$14.5 million and US$82.1 million, respectively, as the revenues earned from our subsidiaries. In the future, to the extent there is any fee owed to our subsidiaries in mainland China under the contractual arrangements with the variable interest entities, the variable interest entities intend to settle it.

For the years ended December 31, 2022, 2023 and 2024, the variable interest entities’ cash flows for investing activities provided to our subsidiaries were net cash outflows of US$194.1 million, US$129.1 million and net cash inflows of US$177.9 million, respectively. For the years ended December 31, 2022, 2023 and 2024, the variable interest entities’ cash flows for financing activities provided by our subsidiaries were net cash inflows of US$32.8 million, US$0.5 million and US$4.0 million, respectively.

For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary within our corporate structure, and no subsidiaries paid dividends or made other distributions to JOYY Inc. For details of the financial position, cash flows and results of operations of the variable interest entities, see “—Financial Information Related to the Variable Interest Entities” and Note 4(a) to our audited consolidated financial statements included elsewhere in this annual report.

Under laws and regulations of mainland China, our subsidiaries and the variable interest entities in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2024, appropriations to statutory reserves amounting to US$40.5 million were made by our subsidiaries in mainland China and the variable interest entities. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the variable interest entities in mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by companies in mainland China to non-mainland-China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between mainland China’s central government and governments of other countries or regions where the non-mainland-China-resident enterprises are incorporated. As of the date of this annual report, a substantial majority of our revenue and operating cash are currently generated from subsidiaries outside of mainland China, therefore our reliance on dividends from subsidiaries in mainland China is limited.

For the years ended December 31, 2022 and 2023, JOYY Inc. declared and distributed cash dividends in accordance with its three-year quarterly dividend policies adopted in 2020. The quarterly dividend policies have both expired and we paid dividends in a net aggregate amount of US$454.8 million in accordance with these quarterly dividend policies. We did not distribute cash dividends for the year ended December 31, 2024. On March 19, 2025, our board of directors authorized a new quarterly dividend program under which a total of approximately US$600 million in cash will be distributed on a quarterly basis from 2025 to 2027. On the same day, under the new quarterly dividend program, our board of directors approved the declaration of a dividend of US$0.93 per ADS, or US0.0465 per common share, with an aggregate amount of approximately US$50 million for the quarter. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, Singapore, mainland China and U.S. federal income tax consequences of an investment in our ADSs or common shares, see “Item 10. Additional Information—E. Taxation.”

C.	Research and Development, Patents and Licenses, Etc.

In order to support the kind of multi-user, real-time online voice and video communications on a scale necessary for our platforms, we build and develop our own network infrastructure. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description of the protection of our intellectual property.

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. We incurred research and development expenses of US$261.8 million, US$295.5 million and US$278.7 million in 2022, 2023 and 2024, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 till the date of this annual report that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Others

Other revenues are mainly generated from advertising and e-commerce businesses.

Advertising revenues

We primarily generate advertising revenues from sales of various forms of advertising and provision of promotion campaigns on our platforms or our network partners’ properties by way of advertisement display or integrated promotion activities in shows and programs on these platforms. Advertisements on our platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

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

E-commerce business revenues

We operate a global smart commerce platform that enables merchants to easily build their brands online and sell their products to users around the world. We recognize revenue when the identified performance obligation is satisfied by rendering the promised service to the customer and when specific criteria have been met. Services are rendered when or as the customers benefit from the services rendered.

We also used to operate an e-commerce platform and display goods for end customers to select and order. We are responsible to arrange delivery of the goods to the end customers after customers place an order in the platforms. We recognize e-commerce business revenue equal to the sales price (net of sales discount) to the end customers when control of the inventory is transferred. Revenues derived from the e-commerce business are recorded on a gross basis, because (i) we are primarily responsible for fulfilling the promise to provide the specified good, (ii) we are subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and (iii) we have discretion in establishing the price of the specified goods.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business.

We assess goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine our reporting units by first identifying its operating segments, and then assessing whether any components of these segments constituted a business for which discrete financial information is available and where our segment manager regularly reviews the operating results of that component. We determined that we have three reporting units.

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

As of December 31, 2023, our consolidated goodwill balance was US$2,649.3 million, and the goodwill associated with the BIGO reporting unit, Shopline reporting unit and other reporting unit was US$1,854.2 million, US$708.5 million and US$86.6 million, respectively. As of December 31, 2024, our consolidated goodwill balance was US$2,194.3 million, and the goodwill associated with the BIGO reporting unit, Shopline reporting unit and other reporting unit was US$1,854.2 million, US$338.5 million and US$1.6 million, respectively.

We have performed a goodwill impairment analysis in the fourth quarter of 2022, 2023 and 2024. When determining the fair value of BIGO reporting unit, we used the income approach. The income approach determines fair value based on discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value impairment analysis. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the five-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. For example, our efforts to attract more paying users and increase the spending level of paying users may not be as successful as forecasted and therefore the actual revenue growth may not be as high as forecasted. Based on our assessment, the fair value of BIGO segment reporting unit exceeded its carrying value by around 3% of the carrying value of the BIGO segment reporting unit as of December 31, 2024. Changes in these estimates and assumptions could materially affect the determination of fair value of the reporting unit. If the revenue growth increased or decreased by 15 basis points, our headroom would have increased or decreased by US$69.3 million and US$69.0 million. If the discount rate increased or decreased by 50 basis points, our headroom would have decreased or increased by US$57.1 million and US$60.6 million. If the growth rate used to calculate the terminal value increased or decreased by 100 basis points, our headroom would have increased or decreased by US$81.0 million and US$71.8 million. These potential changes in assumptions in comparison with those used by the company would not result in the BIGO reporting unit carrying amount exceeding its determined fair value. When determining the fair value of the Shopline reporting unit, we used the income approach. The income approach determines fair value based on a discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value impairment analysis. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the five-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. These assumptions are subject to significant estimation uncertainty, and actual results may differ from those projected. For example, initiatives to grow GMV and gross payment value may not achieve the expected results, impacting revenue growth assumptions. Based on the impairment test performed as of December 31, 2024, an impairment loss of US$370 million was recognized for the Shopline reporting unit. The model is sensitive to changes in key assumptions, with the estimated impairment charges varying significantly depending on adjustments to revenue growth, terminal growth rate, and discount rate. If the revenue growth increased or decreased by 15 basis points, our impairment charges would have decreased or increased by US$13.4 million or US$13.3 million. If the discount rate increased or decreased by 50 basis points, our impairment charges would have increased or decreased by US$21.6 million or US$23.4 million. If the growth rate used to calculate the terminal value increased or decreased by 100 basis points, our impairment charges would have decreased or increased by US$38.6 million or US$33.1 million. These potential changes in assumptions in comparison with those used by us would not result in the Shopline reporting unit carrying amount exceeding its determined fair value.

In the annual goodwill impairment assessment of our reporting units, we concluded that the carrying amount of the Shopline reporting unit and the other reporting unit exceeded their respective fair value and recorded a related impairment loss of US$454.9 million for the year ended December 31,2024.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
Ting Li	42	Chairperson of the Board of Directors, Chief Executive Officer
David Xueling Li	50	Director
Qin Liu	52	Director
Peter Andrew Schloss	64	Independent Director
Richard Weidong Ji	57	Independent Director
David Tang	70	Independent Director
Fuyong Liu	40	Vice President of Finance

Ms. Ting Li has served as the chairperson of our board of directors and chief executive officer since August 2024. She joined the board of directors in November 2023 and previously served as our chief operating officer from 2016 to 2024. Since joining us in 2011, Ms. Li has been instrumental in developing JOYY’s ecosystem and enriching its content and product offerings. Prior to joining us, Ms. Li served as a product manager at Tencent from 2006 to 2011. Ms. Li received a bachelor’s degree from South China University of Technology in 2006.

Mr. David Xueling Li is our co-founder and a member of the board of directors. He served as our chairman from August 2016 to August 2024 and as chief executive officer from our inception through August 2024. Mr. Li has been a pivotal figure in our growth and global success. Mr. Li drove the strategic development of the company since its founding, and spearheaded our global expansion, significantly enhancing our international presence and market reach. Before founding our company, Mr. Li worked at Netease.com, Inc. from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China in 1997.

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

Mr. David Tang has served as our independent director since May 2013. He currently serves as an independent non-executive director of Standard Chartered PLC, a British multinational banking and financial services company. Mr. Tang also serves as partner and chief value officer of Kaiyun Energy, focusing on hydrogen for commercial applications. Previously, he was a managing director of Nokia Growth Partners, a global venture capital firm that specializes in investing in mobile technologies and mobile businesses. From 2011 to 2012, Mr. Tang was the vice president of the European Union Chamber of Commerce in China, vice chairman of the China Association of Enterprises with Foreign Investments, and vice chairman of the Beijing International Chamber of Commerce. Mr. Tang has spent nearly a decade with the Nokia group, having served as the vice chairman of Nokia (China) Investment Co., Ltd. and chairman of Nokia Telecommunications Ltd. where he was responsible for government relations, strategic partnerships, corporate development, and sustainability. Prior to serving in those roles, he was the vice president of sales for Nokia in the greater China region from 2005 to 2009. Mr. Tang has also held executive positions in other leading global technology firms such as Apple, AMD, 3Com, DEC, and AST. Mr. Tang received his bachelor’s degree in computer science and engineering from California State University at Long Beach and an MBA from California State University at Fullerton.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of US$2.3 million in cash, including salaries and bonuses, to our directors and executive officers. For details on JOYY’s share incentive grants to our directors and officers, see “—Share Incentive Plans.” Other than the share incentive awards granted pursuant to JOYY’s share incentive plans, Ms. Ting Li and Mr. Fuyong Liu also received share incentive awards entitling them to certain number of shares in Shopline, which represented insignificant value as of the date of this annual report. For the fiscal year ended December 31, 2024, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits in an aggregate amount of US$0.1 million. We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2024.

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

As of March 31, 2025, options to purchase 8,074,500 Class A common shares, 3,772,706 restricted shares and 42,504,985 restricted share units were outstanding under these three share incentive plans.

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

Amended and Restated 2011 Share Incentive Plan

We adopted the original 2011 share incentive plan in September 2011, which was amended in October 2012 and further amended and restated in September 2021. Upon the adoption of the Amended and Restated 2011 Share Incentive Plan, or the Amended and Restated 2011 Plan, it replaced the previously adopted 2011 share incentive plan in its entirety and the awards granted and outstanding thereunder remain effective and binding under the Amended and Restated 2011 Plan. Under the Amended and Restated 2011 Plan, the maximum number of common shares reserved for issuance under the plan is 131,950,949, plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning in 2022, or such smaller number of common shares as determined by our board of directors. As of March 31, 2025, the maximum aggregate number of shares which may be issued under the Amended and Restated 2011 Plan is 211,950,949, subject to further adjustments.

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

Grants of Options

The following table summarizes, as of March 31, 2025, the outstanding options granted to our executive officers, directors and other individuals as a group under the Amended and Restated 2011 Plan.

	Common Shares
	Underlying	Exercise Price
	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Ting Li	*	4.7025	June 30, 2018	June 30, 2026
	*	3.5350	June 30, 2018	June 30, 2025
	*	3.5350	June 30, 2019	June 30, 2025

Note:

*	The aggregate number of common shares underlying the outstanding options held by this individual is less than 1% of our total outstanding shares.

Grants of Restricted Shares

As of March 31, 2025, the total amount of outstanding restricted shares granted to our executive officers, directors and other individuals as a group under the 2009 Employee Equity Incentive Scheme, the Amended and Restated 2011 Plan and the 2019 Share Incentive Awards Arrangement is 3,772,706, among which no restricted shares are granted to our directors or management team.

Grants of Restricted Share Units

The following table summarizes, as of March 31, 2025, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 Employee Equity Incentive Scheme and the Amended and Restated 2011 Plan.

Common Shares Underlying
Name	Restricted Share Units Granted	Date of Grant
Ting Li	*	Various dates between April 30, 2013 and June 30, 2019
David Xueling Li	*	April 30, 2013 and June 20, 2014
Qin Liu	*	August 6, 2015
Peter Andrew Schloss	*	Various dates between November 7, 2012 and November 7, 2015
David Tang	*	May 23, 2013 and June 16, 2014
Fuyong Liu	*	Various dates between December 30, 2019 and July 20, 2024
Other Individuals as a Group	35,724,885	January 1, 2011 to March 31, 2025
Total	42,504,985

Note:

*	The aggregate number of common shares underlying the outstanding restricted share units, or RSUs, held by each of these individuals is less than 1% of our total outstanding shares.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2025)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			—

D.    Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2024:

	Number of
Functions	Employees	Percentage
Customer services and operations	2,525	44%
Research and development	2,280	39%
General and administration	596	10%
Sales and marketing	414	7%
Total	5,815	100%

We had a total of 6,681, 6,292 and 5,815 employees as of December 31, 2022, 2023 and 2024, respectively. The number of our global workforce was slightly down year over year as we implemented certain measures to pursue greater efficiency and to realign our business and strategic priorities. We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

As of March 31, 2025, our employees are based in a number of countries and regions including mainland China, Singapore, Hong Kong S.A.R., United States, Jordan, Indonesia and Vietnam. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.    Share Ownership

Class A Common Shares

As of March 31, 2025, we had 707,930,276 Class A common shares issued and outstanding (excluding 609,910,188 outstanding restricted shares and treasury Class A common shares held by entities controlled by us).

Class B Common Shares

As of March 31, 2025, we had 326,509,555 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2025, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 707,930,276 Class A common shares outstanding (excluding 609,910,188 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares as of March 31, 2025.

	Class A	Class B
	Common Shares	Common Shares			Total
	Beneficially	Beneficially	Total Common Share		Voting
	Owned(1)	Owned(2)	Beneficially Owned		Power(5)
	Number	Number	Number(3)	%(4)%
Directors and Executive Officers:*
Ting Li	**	—	**	**	**
David Xueling Li(6)	160,505,284	203,768,062	364,273,346	35.1	86.1
Qin Liu	**	—	**	**	**
Peter Andrew Schloss	**	—	**	**	—
Richard Weidong Ji	**	—	**	**	**
David Tang	**	—	**	**	—
Fuyong Liu	**	—	**	**	—
All directors and executive officers as a group	171,664,619	203,768,062	375,432,681	35.8	86.2
Principal Shareholders:
YYME Limited(7)	156,340,804	203,768,062	360,108,866	34.8	55.2
Top Brand Holdings Limited(8)	—	122,741,483	122,741,483	11.9	—

Notes:

*

Except for Mr. Peter Andrew Schloss, Mr. Richard Weidong Ji, Mr. David Tang and Mr. Qin Liu, the business address of our directors and executive officers is c/o 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. The business address of Mr. Qin Liu is Suite 905-6, 9th Floor, ICBC Tower, Three Garden Road, Hong Kong S.A.R. The business address of Mr. Peter Andrew Schloss is 11912 Rennalee Loop, Austin, Texas 78753, United States. The business address of Mr. Richard Weidong Ji is Suite 2103, Two Exchange Square, 8 Connaught Place, Central, Hong Kong S.A.R. The business address of Mr. David Tang is Block 21, Flat C, 29th Floor, Park Island, Ma Wan, Hong Kong S.A.R.

**	The aggregate number of common shares beneficially owned by each of these individuals is less than 1% of our total outstanding shares.
(1)	Represents the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2025.
(2)	Represents the number of Class B common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2025.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2025.
(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.
(6)	Representing (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will become vested within 60 days of March 31, 2025. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares as of March 31, 2025, delegated the voting rights of such shares to Mr. David Xueling Li.
(7)	Representing (i) 156,340,804 Class A common shares and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, and (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly owned by YYME Limited. The business address of YYME Limited is c/o David Xueling Li, 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440.
(8)	Representing 122,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 122,741,483 Class B common shares were delegated to Mr. David Xueling Li in August 2016. The business address of Top Brand Holdings Limited is c/o Jun Lei, 19E, Huating Jiayuan, No.6 of Middle Beisihuan Road, Chaoyang District, Beijing 100102, People’s Republic of China.

As of March 31, 2025, we had a total of 1,034,439,831 common shares issued and outstanding, including 707,930,276 Class A common shares (excluding 609,910,188 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares. Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that 1,174,808,540 Class A common shares (including restricted shares and treasury Class A common shares held by entities controlled by us) were held by JPMorgan Chase Bank, N.A., which is the depositary of our ADS program that resides in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

Other Immaterial Contractual Arrangements

We also entered into contractual arrangements among our subsidiaries, several immaterial variable interest entities, their shareholders and primary beneficiaries, with terms and conditions substantially similar to the ones summarized above. As of the date of this annual report, those immaterial contractual arrangements include the ones among: (i) Huanju Shidai Technology (Beijing) Co., Ltd., Beijing Tuda Science and Technology Co., Ltd. and its shareholders; (ii) Haishaman (Shanghai) Information Technology Co., Ltd., Shanghai Ruogu Information Technology Co., Ltd. and its shareholders; (iii) Guangzhou Wangxing Information Technology Co., Ltd., Chengdu Yunbu Internet Technology Co., Ltd. and its shareholder; (iv) Guangzhou Wangxing Information Technology Co., Ltd., Chengdu Luota Internet Technology Co., Ltd. and its shareholder; and (v) Guangzhou Wangxing Information Technology Co., Ltd., Chengdu Jiyue Internet Technology Co., Ltd. and its shareholder. In connection with the contractual arrangements with those immaterial variable interest entities, the pledge of equity interest in Chengdu Jiyue Internet Technology Co., Ltd. by its shareholders, the pledge of equity interest in Chengdu Luota Internet Technology Co., Ltd. by its shareholders, the pledge of equity interest in Chengdu Yunbu Internet Technology Co., Ltd. by its shareholders, and the equity interest pledged by the shareholders of Beijing Tuda of their equity in Beijing Tuda have not been registered with the competent office of SAMR.

Transactions with Affiliate

Purchases of promotional services. For the years ended December 31, 2022, 2023 and 2024, we purchased promotional services amounting to US$5.3 million, US$8.0 million and US$7.6 million, respectively, from certain related parties.

Loans to related parties. For the years ended December 31, 2022, 2023 and 2024, we provided loans to certain related parties amounting to US$28.1 million, nil and nil, respectively.

Payments on behalf of related parties. For the years ended December 31, 2022, 2023 and 2024, we made payments on behalf of certain related parties amounting to US$36.5 million, insignificant amount and insignificant amount, respectively, net of repayments.

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

Dividend Policy

For the years ended December 31, 2022 and 2023, we declared and distributed cash dividends in accordance with our three-year quarterly dividend policies adopted in 2020. The quarterly dividend policies have both expired and we paid dividends in a net aggregate amount of US$454.8 million in accordance with these quarterly dividend policies. We did not distribute cash dividends for the year ended December 31, 2024.

On March 19, 2025, our board of directors authorized a new quarterly dividend program under which a total of approximately US$600 million in cash will be distributed on a quarterly basis from 2025 to 2027. On the same day, under the new quarterly dividend program, our board of directors approved the declaration of a dividend of US$0.93 per ADS, or US0.0465 per common share, with an aggregate amount of approximately US$50 million for the quarter.

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

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ADSs, each representing twenty Class A common shares, have been listed on the Nasdaq Global Select Market since November 21, 2012 and trade under the symbol “JOYY.”

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

The quorum for a separate general meeting of the holders of a separate class of shares is described in “—Variation of Rights” below.

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

Directors ‘Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

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

Inspection of Books and Records

Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in “Item 4. Information on the Company—B. Business Overview,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report.

D.    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Regulations on Foreign Currency Exchange and Dividend Distribution—mainland China.”

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

3.	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
4.	that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(a)	on or in respect of our shares, debentures or other obligations; or
(b)	by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised) of the Cayman Islands.

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

We believe that JOYY Inc. is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of JOYY Inc. is subject to determination by the Inland Revenue Authority of Singapore and uncertainties remain with respect to our tax residence status. It is not certain if JOYY Inc. will be classified as a Singapore tax resident. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operation— If we are classified as a tax resident of certain jurisdictions for income tax purposes, such classification could result in unfavorable tax consequences to us and our shareholders or ADS holders” for a discussion of the Singapore tax consequences to non-resident investors if JOYY Inc. is deemed to be a Singapore tax resident. The statements below are based on the assumption that JOYY Inc. is not a tax resident in Singapore for Singapore income tax purposes.

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

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares by a U.S. holder (as defined below) that holds our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their particular circumstances, including holders subject to special tax rules (for example, banks and other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, real estate investment trusts, regulated investment companies, traders in securities that have elected the mark-to-market method of accounting for their securities, certain former U.S. citizens or long-term residents, partnerships or entities or arrangements taxable as partnerships for U.S. federal income tax purposes and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or Class A common shares pursuant to the exercise of any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations, Medicare tax, any minimum tax or any non-income tax (such as the United States federal estate or gift tax) considerations. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or Class A common shares.

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A common shares and partners in such partnerships are urged to consult their tax advisors regarding the ownership and disposition of our ADSs or Class A common shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles not reflected on its balance sheet are taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any taxes withheld) paid on our ADSs or Class A common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our Class A common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A common shares in their particular circumstances.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A common shares;
●	such amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than each taxable year in the U.S. holder’s holding period prior to the first taxable year in which we were classified as a PFIC, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.    Subsidiary Information

For a list of our principal subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.    Annual Report to Security Holders

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Risk

We are exposed to currency exchange risks arising from various currency exposures. While a majority of our revenues and expenses are denominated in U.S. dollars, some of our expenses and revenues are denominated in various other foreign currencies, such as Renminbi, Euro, Singapore dollars, Japanese yen, Indonesian rupiah, Vietnamese dong, Thai baht, Malaysian ringgit, Turkish lira, among other currencies. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars.

Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. For example, if the U.S. dollar weakens relative to currencies in our local markets, our revenue and operating expenses will be higher than if currencies had remained constant. Likewise, if the U.S. dollar strengthens relative to currencies in our local markets, our revenue and operating expenses will be lower than if currencies had remained constant. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in the U.S. dollar to be not fully representative of the underlying business performance. We believe that our diversification in geographic coverage benefits our shareholders over the long-term. We had used and may enter into derivative financial instruments including the forward exchange contracts to hedge our exposure to potential foreign currency risks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate— Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and cash equivalents, short-term deposits and long-term deposits of RMB4,020.0 million. A 10% depreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2024 would result in a decrease of US$55.9 million in cash and cash equivalents, restricted cash and cash equivalents and short-term deposits. A 10% appreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2024 would result in an increase of US$55.9 million in cash and cash equivalents, restricted cash and cash equivalents and short-term deposits.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest instruments as of December 31, 2024, a hypothetical one percentage point decrease in interest rates would have resulted in a decrease of US$22.1 million in our total amount of net interest income.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Our current depositary, JPMorgan Chase Bank, N.A., may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split we declared or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, or upon which a share distribution or elective distribution is made or offered (as the case may be). The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split we declared or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$0.05 per ADS for any cash distribution made, or any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against the holders as of a record date set by the depositary);
●	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	stock transfer or other taxes and other governmental charges;
●	a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosure” page (or successor page) of www.adr.com (as updated by the depositary from time to time) and any applicable delivery expenses; and
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them.

Fees and Other Payments Made by the Depositary to Us

On February 21, 2025, JPMorgan Chase Bank, N.A. replaced Citibank, N.A. and became our current depositary. Our current depositary may reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time.

For the year ended December 31, 2024, Citibank, N.A. acted as our depositary. Citibank, N.A. agreed to reimburse us for a portion of certain expenses we incur that are related to the establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which Citibank, N.A. will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees Citibank, N.A. collects from investors. Further, Citibank, N.A. has agreed to reimburse us certain fees payable to Citibank, N.A. by holders of ADSs. For the year ended December 31, 2024, we were entitled to reimbursement of US$0.22 million from Citibank, N.A. for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our vice president of finance, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2024, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2023	2024

	(US$ in thousands)
Audit fees (1)	3,108	3,477
Tax fees(2)	—	29

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit, the quarterly reviews of our consolidated financial statements and other statutory and regulatory filings, and the audit of internal controls over financial reporting of our company.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms and its affiliates, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2024.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 29, 2023, our board of directors authorized the renewal and continued usage of a then existing share repurchase plan, initially approved in November 2021, under which we may repurchase up to US$530 million of our shares in the 12-month period beginning from November 30, 2023. In August 2024, our board of directors authorized the further extension of this program for another 12-month period (the “2021 Program”).

On March 19, 2025, our board of directors approved a new share repurchase program under which we may repurchase up to US$300 million of our shares until the end of 2027 (the “2025 Program”). The 2025 Program is effective immediately upon approval and replaced the 2021 Program.

The table below is a summary of the ADSs repurchased by us in 2024. All ADSs were repurchased in the open market and pursuant to the 2021 Program. Quota under the 2025 Program is not reflected.

				Approximate Dollar
				Value of ADSs that
			Total Number of	May Yet Be
			ADSs Purchased as	Purchased
	Total Number of	Average Price	Part of the Publicly	Under the Plan
Period	ADSs Purchased	Paid Per ADS (US$)	Announced Plan	(US$ in thousands)
January 2024	—	—	—	526,514
February 2024	—	—	—	526,514
March 2024	1,571,479	34.68	1,571,479	472,022
April 2024	676,883	33.26	2,248,362	449,512
May 2024	378,070	33.19	2,626,432	436,963
June 2024	1,251,005	29.08	3,877,437	400,588
July 2024	1,310,356	33.58	5,187,793	356,581
August 2024	1,282,589	34.31	6,470,382	312,574
September 2024	840,425	35.42	7,310,807	282,805
October 2024	1,072,959	34.52	8,383,766	245,765
November 2024	826,445	34.40	9,210,211	217,332
December 2024	1,801	35.82	9,212,012	217,267
Total	9,212,012	33.57	9,212,012	217,267

ITEM 16F.     CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on November 29, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

We rely on our own professional team and capabilities to manage network security matters, and have completed third-party security certifications such as the PCI-DSS certification and the Equal Protection evaluation. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

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

1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-35729), furnished with the Securities and Exchange Commission on December 27, 2021)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229099), filed with the Securities and Exchange Commission on December 31, 2018)

2.2

Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on December 31, 2018)

2.3*

Second Amended and Restated Deposit Agreement dated February 21, 2025 among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder

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

4.43

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

4.45*	Share Purchase Agreement by and between the Buyer as defined therein, Baidu (Hong Kong) Limited, JOYY Inc. and certain investors party thereto, dated February 25, 2025

8.1*	List of Significant Subsidiaries and Variable Interest Entities

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2023)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Fangda Partners

15.3*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 26,2024)

101 INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JOYY INC.

/s/ Ting Li
	By:	Ting Li
	Title:	Chairperson and Chief Executive Officer

Date: April 29, 2025

JOYY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JOYY Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JOYY Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Annual goodwill impairment assessment - Bigo and Shopline reporting units

As described in Note 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$2,194.3 million as of December 31, 2024. Management performs its annual goodwill impairment test of each reporting unit in the fourth quarter, or more frequently, if certain events or circumstances warrant. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. An impairment is identified and recorded for a reporting unit if the carrying amount exceeds its fair value. Management determined that the Bigo reporting unit was not impaired as at December 31, 2024. An impairment charge of US$370.0 million was identified and recorded for the Shopline reporting unit during the year ended December 31, 2024. When determining the fair value of the Bigo and Shopline reporting units for its annual goodwill impairment testing for the year ended December 31, 2024, management used an income approach. The income approach determines fair value based on a discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. Significant assumptions used to determine estimated fair values include revenue growth, terminal year long-term future growth rate, and discount rate.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessment of the Bigo and Shopline reporting units is a critical audit matter are the significant judgment by management when determining the fair value of each reporting unit. This, in turn, led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to revenue growth, terminal year long-term future growth rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s annual goodwill impairment assessment, including controls over the valuation of the Bigo and Shopline reporting units. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the utilization of the income approach; testing the completeness and accuracy of underlying data used in the income approach; and evaluating the reasonableness of the significant assumptions used by management related to the revenue growth, terminal year long-term future growth rate and discount rate by considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s use of the income approach, terminal year long-term future growth rate and discount rate significant assumptions.

Revenue recognition - identification of distinct performance obligations and estimate of their standalone selling price

As described in Note 2(u) to the consolidated financial statements, the Company’s sources of revenue include live streaming and others. The consolidated revenues were US$2,237.8 million for the year ended December 31, 2024, of which US$1,788.0 million were revenues from live streaming. In the live streaming business, the Company may enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations. With respect to such contracts, management judgment is required as follow: (1) determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together, (2) estimating the standalone selling price for each distinct performance obligation, and (3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as management does not sell the virtual item separately, management determines the standalone selling price based on pricing strategies, market factors and strategic objectives.

The principal considerations for our determination that performing procedures relating to the identification of distinct performance obligations and the estimation of their standalone selling price is a critical audit matter are that there was significant judgment by management in determining whether certain virtual items are considered distinct performance obligations that should be accounted for separately versus together due to the complexity of the contracts and estimating the standalone selling price for each distinct performance obligation. Certain virtual items are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for virtual items that have the same pattern of transfer to customers as a single performance obligation. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management’s significant judgment in determining whether the distinct performance obligations were appropriately identified and whether the estimated standalone selling price of each distinct performance obligation was reasonable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including identification of distinct performance obligations and assessing estimates of standalone selling prices. These procedures also included, among others, on a test basis: (i) testing the completeness and accuracy of management’s identification of the distinct performance obligations by evaluating customer arrangements and (ii) testing management’s process for estimating standalone selling prices which included testing the completeness, accuracy and reasonableness of input data used, including a consideration of market and pricing conditions and other observable inputs such as historical pricing practices.

/s/ PricewaterhouseCoopers LLP
Singapore
April 29, 2025

We have served as the Company’s auditor since 2022.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2023	2024
	US$	US$

Assets
Current assets
Cash and cash equivalents	1,063,956	444,761
Restricted cash and cash equivalents	319,250	371,332
Short-term deposits	1,970,346	1,061,011
Restricted short-term deposits	57,243	20,722
Short-term investments	274,846	288,589
Accounts receivable, net of allowance of US$20,093 and US$20,938 as of December 31, 2023 and 2024, respectively	130,700	121,861
Amounts due from related parties, net of allowance of US$3 and US$1 as of December 31, 2023 and 2024, respectively	810	467
Financing receivables, net of allowance of US$18,213 and nil as of December 31, 2023 and 2024, respectively	—	—
Prepayments and other current assets, net of allowance of US$13,086 and US$20,486 as of December 31, 2023 and 2024, respectively	255,489	247,538

Total current assets	4,072,640	2,556,281

Non-current assets
Long-term deposits and held-to-maturity investments	130,000	1,124,308
Deferred tax assets	—	2,563
Investments	544,542	530,685
Property and equipment, net	390,681	499,723
Land use rights, net	316,070	303,115
Intangible assets, net	333,715	277,257
Right-of-use assets, net	30,173	20,457
Goodwill	2,649,281	2,194,324
Other non-current assets	16,763	19,084

Total non-current assets	4,411,225	4,971,516

Total assets	8,483,865	7,527,797

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$204,655 and US$190,356 as of December 31, 2023 and 2024, respectively)
Accounts payable	66,755	84,015
Deferred revenue	73,673	66,813
Advances from customers	6,047	4,031
Income taxes payable	86,100	78,304
Accrued liabilities and other current liabilities	2,381,189	2,393,923
Amounts due to related parties	2,533	1,378
Lease liabilities due within one year	12,388	10,775
Short-term loans	52,119	34,853
Convertible bonds	405,603	—

Total current liabilities	3,086,407	2,674,092

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2023	2024
	US$	US$

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$17,477 and US$14,259 as of December 31, 2023 and 2024, respectively)
Lease liabilities	18,422	9,948
Deferred revenue	12,932	12,635
Deferred tax liabilities	53,955	47,631

Total non-current liabilities	85,309	70,214

Total liabilities	3,171,716	2,744,306

Commitments and contingencies (Note 30)

Mezzanine equity	22,133	23,733

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 890,843,639 shares outstanding as of December 31, 2023; 1,317,840,464 shares issued and 714,663,197 shares outstanding as of December 31, 2024, respectively)	9	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	3	3
Treasury Shares (US$0.00001 par value; 426,996,825 and 603,177,267 shares held as of December 31, 2023 and December 31, 2024, respectively)	(913,939)	(1,223,186)
Additional paid-in capital	3,282,754	3,345,536
Statutory reserves	37,709	40,500
Retained earnings	2,947,160	2,796,745
Accumulated other comprehensive loss	(197,010)	(247,615)

Total JOYY Inc.’s shareholders’ equity	5,156,686	4,711,990

Non-controlling interests	133,330	47,768

Total shareholders’ equity	5,290,016	4,759,758

Total liabilities, mezzanine equity and shareholders’ equity	8,483,865	7,527,797

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Net revenues
Live streaming	2,225,518	1,979,371	1,788,021
Others	185,998	288,499	449,767

Total net revenues	2,411,516	2,267,870	2,237,788

Cost of revenues (1)	(1,559,388)	(1,454,842)	(1,431,585)

Gross profit	852,128	813,028	806,203

Operating expenses (1)
Research and development expenses	(261,807)	(295,503)	(278,740)
Sales and marketing expenses	(400,435)	(369,577)	(333,334)
General and administrative expenses	(141,826)	(122,661)	(152,517)
Goodwill impairment	(14,830)	—	(454,935)

Total operating expenses	(818,898)	(787,741)	(1,219,526)

(Loss) gain on deconsolidation and disposal of subsidiaries	—	(6,177)	1,643
Other income	17,505	9,705	6,055

Operating income (loss)	50,735	28,815	(405,625)

Interest expense	(12,770)	(10,420)	(4,847)
Interest income and investment income	93,148	185,212	175,556
Foreign currency exchange gains (losses), net	11,666	(2,906)	764
Gain on disposal and deemed disposal of investments	4,113	74,851	—
Gain on fair value changes of investments	424,304	12,425	6,636
Gain on extinguishment of debt and derivative	63,378	—	—

Income (loss) before income tax expenses	634,574	287,977	(227,516)

Income tax expenses	(34,575)	(18,856)	(13,485)

Income (loss) before share of (loss) income in equity method investments, net of income taxes	599,999	269,121	(241,001)

Share of (loss) income in equity method investments, net of income taxes	(498,431)	3,297	(1,637)

Net income (loss)	101,568	272,418	(242,638)

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	27,323	29,398	96,402

Net income(loss) attributable to controlling interest of JOYY Inc.	128,891	301,816	(146,236)

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,426)	(5,048)	(1,388)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(4,000)	(2,000)	—
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	—	52,583	—

Net income (loss) attributable to common shareholders of JOYY Inc.	119,465	347,351	(147,624)

Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(246,959)	(35,327)	(27,497)
Unrealized losses on available-for-sale investment, net of nil tax	—	—	(23,108)

Comprehensive (loss) income attributable to the common shareholders of JOYY Inc.	(127,494)	312,024	(198,229)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Net income (loss) per ADS*
—Basic	1.66	5.31	(2.55)
—Diluted	1.59	4.87	(2.55)
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	71,969,510	65,434,782	57,892,728
—Diluted	82,272,422	73,148,827	57,892,728

Net income(loss) per common share*
—Basic	0.08	0.27	(0.13)
—Diluted	0.08	0.24	(0.13)
Weighted average number of common shares used in calculating net income (loss) per common share
—Basic	1,439,390,191	1,308,695,642	1,157,854,559
—Diluted	1,645,448,440	1,462,976,544	1,157,854,559

*    Each ADS represents 20 common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Cost of revenues	8,185	3,575	1,720
Research and development expenses	25,170	19,415	12,408
Sales and marketing expenses	777	797	615
General and administrative expenses	9,964	8,192	8,457

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other			Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	Total JOYY Inc.’s	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	shareholders’ equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2021	1,146,336,305	13	326,509,555	3	(526,724)	3,246,523	26,804	2,712,534	69,175	5,528,328	34,137	5,562,465
Issuance of common shares for vested restricted shares and restricted share units	780,263	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	3,567,640	—	—	—	10,260	(10,260)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	42,446	—	—	—	42,446	1,650	44,096
Appropriation to statutory reserves	—	—	—	—	—	—	5,732	(5,732)	—	—	—	—
Share of changes in the equity method investments’ capital accounts	—	—	—	—	—	146	—	(14)	15,549	15,681	—	15,681
Repurchase of common shares	(84,507,180)	—	—	—	(138,677)	—	—	—	—	(138,677)	—	(138,677)
Dividends declared	—	—	—	—	—	—	—	(145,190)	—	(145,190)	(63)	(145,253)
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	128,891	—	128,891	(27,323)	101,568
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,426)	—	(5,426)	(108)	(5,534)
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(877)	—	—	—	(877)	932	55
Noncontrolling interest arising from an acquisition	—	—	—	—	—	—	—	—	—	—	222,741	222,741
Other comprehensive loss	—	—	—	—	—	—	—	—	(246,959)	(246,959)	1,183	(245,776)

Balance as of December 31, 2022	1,066,177,028	13	326,509,555	3	(655,141)	3,277,978	32,536	2,685,063	(162,235)	5,178,217	233,149	5,411,366

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other			Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	Total JOYY Inc.’s	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	shareholders’ equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022	1,066,177,028	13	326,509,555	3	(655,141)	3,277,978	32,536	2,685,063	(162,235)	5,178,217	233,149	5,411,366
Issuance of common shares for vested restricted shares and restricted share units	3,471	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	7,240,060	—	—	—	14,085	(14,085)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	30,263	—	—	—	30,263	1,716	31,979
Appropriation to statutory reserves	—	—	—	—	—	—	5,179	(5,179)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	68,738	—	—	—	68,738	(86,934)	(18,196)
Share of changes in the equity method investments’ capital accounts	—	—	—	—	—	(26,175)	—	(9)	1,687	(24,497)	—	(24,497)
Repurchase of common shares	(182,576,920)	(4)	—	—	(272,883)	(50,000)	—	—	—	(322,887)	—	(322,887)
Repurchase of non-controlling interest and redeemable noncontrolling interests	—	—	—	—	—	(389)	—	—	—	(389)	—	(389)
Deconsolidation of subsidiaries	—	—	—	—	—	—	(6)	6	(1,135)	(1,135)	6,415	5,280
Dividends declared	—	—	—	—	—	—	—	(82,072)	—	(82,072)	—	(82,072)
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	301,816	—	301,816	(29,398)	272,418
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,048)	—	(5,048)	(302)	(5,350)
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	—	—	—	—	—	—	—	52,583	—	52,583	—	52,583
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(11,351)	—	—	—	(11,351)	11,500	149
Settlement of capped call options	—	—	—	—	—	7,775	—	—	—	7,775	—	7,775
Other comprehensive loss	—	—	—	—	—	—	—	—	(35,327)	(35,327)	(2,816)	(38,143)

Balance as of December 31, 2023	890,843,639	9	326,509,555	3	(913,939)	3,282,754	37,709	2,947,160	(197,010)	5,156,686	133,330	5,290,016

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other			Total
	Number		Number		shares	paid-in	Statutory	Retained	comprehensive	Total JOYY Inc.’s	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	shareholders’ equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023	890,843,639	9	326,509,555	3	(913,939)	3,282,754	37,709	2,947,160	(197,010)	5,156,686	133,330	5,290,016
Issuance of common shares for vested restricted shares and restricted share units	(3,962)	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	8,063,760	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	22,168	—	—	—	22,168	1,032	23,200
Appropriation to statutory reserves	—	—	—	—	—	—	2,814	(2,814)	—	—	—	—
Repurchase of common shares	(184,240,240)	(2)	—	—	(309,247)	50,000	—	—	—	(259,249)	—	(259,249)
Repurchase of non-controlling interest and redeemable non-controlling interests	—	—	—	—	—	(180)	—	—	—	(180)	—	(180)
Deconsolidation of subsidiary	—	—	—	—	—	—	(23)	23	—	—	—	—
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	(146,236)	—	(146,236)	(96,402)	(242,638)
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(1,388)	—	(1,388)	(212)	(1,600)
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(9,206)	—	—	—	(9,206)	9,385	179
Other comprehensive loss	—	—	—	—	—	—	—	—	(50,605)	(50,605)	635	(49,970)

Balance as of December 31, 2024	714,663,197	7	326,509,555	3	(1,223,186)	3,345,536	40,500	2,796,745	(247,615)	4,711,990	47,768	4,759,758

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Cash flows from operating activities
Net income (loss)	101,568	272,418	(242,638)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	83,396	46,576	25,388
Amortization of acquired intangible assets and land use rights	65,204	73,383	65,517
Amortization of right-of-use assets	14,779	12,541	11,702
Expected credit loss of receivables	14,553	1,654	10,682
Gain on disposal of property and equipment, intangible assets and other long-term assets	(4,118)	(274)	(141)
Impairment of investments	—	—	9,386
Impairment of intangible assets	1,356	—	—
Impairment of goodwill	14,830	—	454,935
Share-based compensation	44,096	31,979	23,200
Share of loss (income) in equity method investments, net of income taxes	498,431	(3,297)	1,637
Gain on disposal and deemed disposal of investments	(4,113)	(74,851)	—
Loss (gain) on deconsolidation and disposal of subsidiaries	—	6,177	(1,643)
Cash dividend received from equity investees	848	—	—
Deferred income taxes, net	(1,935)	(11,808)	(7,982)
Foreign currency exchange (gains) losses, net	(11,666)	2,906	(764)
Interest expense	12,770	3,143	1,831
Investment loss	1,360	—	—
Gain on fair value changes of investments	(424,304)	(12,425)	(6,636)
Gain on extinguishment of debt and derivative	(63,378)	—	—
Accounts receivable	(20,201)	(32,422)	(13,651)
Interest receivables recorded in financing receivables	9	9	1
Prepayments and other assets	(33,357)	(30,660)	(2,852)
Amounts due from related parties	7,247	5,622	7,695
Lease liabilities	(12,343)	(12,546)	(11,712)
Amounts due to related parties	(41,268)	(1,783)	(28,128)
Accounts payable	19,052	(5,563)	(22,726)
Deferred revenue	8,594	(9,163)	(7,151)
Advances from customers	(2,589)	2,557	(1,914)
Income taxes payable	17,610	7,883	(7,813)
Accrued liabilities and other current liabilities	30,063	23,523	52,434

Net cash provided by operating activities	316,494	295,579	308,657

Cash flows from investing activities
Placements of short-term and long-term deposits	(4,425,191)	(3,046,581)	(3,061,621)
Maturities of short-term and long-term deposits	3,711,568	3,293,451	3,247,560
Placements of short-term investments	(418,578)	(657,639)	(369,904)
Maturities of short-term investments	889,905	752,196	19,433
Purchase of property and equipment	(69,022)	(81,567)	(83,722)
Purchase of intangible assets and land use right	(197)	(445)	(775)
Cash paid for investments	(175,719)	(66,014)	(26,575)
Cash received from disposal of investments	15,174	222,097	—
Proceeds from disposal of a subsidiary	—	—	70,715
Acquisition of businesses, net of cash, cash equivalents and restricted cash acquired	27,926	—	—
(Payments on behalf of) repayments from related parties, net	(36,522)	1	9
Loans to related parties	(28,062)	—	—
Loans to employees and third parties	(1,025)	(650)	(18)
Repayments of loans from employees, related parties and third parties	1,385	1,048	785
Principal collection from financing receivables	174	70	27
Proceeds from disposal of property and equipment	7,508	3,830	721
Others	(9,608)	576	(6,884)

Net cash (used in) provided by investing activities	(510,284)	420,373	(210,249)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Cash flows from financing activities
Proceeds from exercise of vested share options	—	180	113
Capital contributions from the non-controlling interest shareholders	17,045	—	—
Dividends paid to shareholders	(145,925)	(84,197)	—
Purchase of non-controlling interests and redeemable non-controlling interests	—	(22,000)	—
Purchase of capped call option in relation to repurchase of common shares	—	(50,000)	—
Proceeds from bank borrowings	44,504	95,169	42,168
Repayment of bank borrowings	(11,718)	(82,544)	(84,646)
Repurchase of shares	(138,079)	(273,896)	(259,428)
Cash paid on extinguishment of convertible bonds	(87,736)	(432,232)	(406,038)
Settlement of capped call options	—	7,775	—

Net cash used in financing activities	(321,909)	(841,745)	(707,831)

Net decrease in cash, cash equivalents and restricted cash	(515,699)	(125,793)	(609,423)
Cash, cash equivalents and restricted cash at the beginning of the year	2,134,492	1,565,560	1,440,449
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(53,233)	682	5,789

Cash, cash equivalents and restricted cash at the end of the year	1,565,560	1,440,449	836,815

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Supplemental disclosure of cash flows information:
—Cash paid for interest, net of amounts capitalized	(8,706)	(7,829)	(3,016)
—Income taxes paid	(19,150)	(22,084)	(29,052)

Supplemental disclosures of non-cash investing and financing activities:
—Accrued capital expenditure	29,501	47,109	95,049
—Disposal of investments and business	144	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities
(a)	Organization and principal activities

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

On November 16, 2020, the Company entered into definitive agreements with affiliates of Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Out of the total cash consideration of US$3.6 billion, consideration of US$300 million is subject to adjustment based on the achievement of certain conditions of YY Live. Subsequently, the sale was substantially completed on February 8, 2021, with certain matters remaining to be completed, including necessary regulatory approvals with respect to this transaction from government authorities. On February 25, 2025, the Company entered into agreements with Baidu, Inc. and closed the sale of its video-based entertainment live streaming business in mainland China (known as YY Live) to Baidu, Inc. for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021. On February 25, 2025, the Company received additional cash consideration of approximately US$240 million. The details of this disposal are disclosed in Note 3.

(b)	Initial Public Offering

The Company completed its initial public offering (“IPO”) on November 21, 2012 on the “NASDAQ Global Select Market”. Effective March 31, 2025, the Company changed its ticker symbol on the Nasdaq Stock Market from “YY” to “JOYY”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)
(c)	Principal subsidiaries and VIEs

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2024 are set out below:

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

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. These agreements provide the Company with a controlling financial interest in each of the VIEs (as well as being the primary beneficiary for each) and provide basis for the consolidation of the financial results of each VIE under US GAAP (ASC 810).The Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to US$744,087 as of December 31, 2024. The VIEs were incorporated as limited liability companies under the PRC Company Law and in accordance with the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs as the Company does not have direct legal ownership over the VIEs.

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

Please refer to Note 4(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2022, 2023 and 2024.

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

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of the revenue recognition for contracts with multiple performance obligations, income taxes, expected credit loss of receivables, purchase price allocation in a business combination, estimated useful lives of long-lived assets, impairment assessment of goodwill, long-lived assets and intangible assets, and subsequent adjustments due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, fair value determination for available-for-sale debt investments, represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Non - monetary assets and liabilities denominated in foreign currencies are measured using historical exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains/losses, net in the consolidated statement of comprehensive income.

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

Estimated useful lives

Trademark	6 - 10 years
Customer relationships	3 - 5 years
Licenses	15 years
Non-compete agreement	1 year
Operating rights	Shorter of the economic life or contract terms
Software	1 - 10 years
Domain names	10 - 15 years
Technology	5 - 6 years
Others	Shorter of the economic life or contract terms

(o)	Land use rights

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

The impairment charges of long-lived assets recorded in general and administrative expenses for the years ended December 31, 2022, 2023 and 2024 were amounting to US$1,356, nil, and nil respectively.

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

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value (determined using a discounted cash flow analysis or a market approach, when appropriate) of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Conversely, an impairment is identified and recorded for a reporting unit if the carrying amount exceeds its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)
(r)	Annual test for impairment of goodwill (continued)

In the annual goodwill impairment quantitative assessment using the income approach, judgments are made as to the assumptions regarding expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact the assumptions as to revenue, profit margin, growth rate or other factors that may result in changes in the estimates of future cash flows. For the annual goodwill impairment quantitative assessment using the market approach, judgments are made as to the assumptions, including those related to the determination of comparable entities and related market multiples to be applied in estimating the fair value of a reporting unit. The Company concluded that the carrying amount of a certain reporting unit exceeded its respective fair value and recorded an impairment loss of US$14,830, nil and US$454,935 during the years ended December 31, 2022, 2023 and 2024, respectively. Although the Company believes the assumptions that it has used in testing for impairment are reasonable, significant changes in any one of the assumptions could produce a significant adverse impact.

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

Revenue recognition and significant judgments

Revenues from live streaming are mainly generated from Bigo Live, Likee, imo and Hago platforms. Other revenues are mainly generated from online games, advertising and e-commerce business. Disaggregated revenues are disclosed in Note 33 “Segment Reporting”.

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

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to performers and talent agencies are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having discretion in establishing pricing.

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

Revenue recognition and significant judgments (continued)

(i)Live streaming (continued)

The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as the noble member program. Judgments are required as follow: 1) determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together, 2) determining the standalone selling price for each distinct performance obligation, and 3) allocating of the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. Certain virtual items are provided to customers over time and have the same pattern of transfer to customers. The Group exercises judgment in determining the number of distinct performance obligations by accounting for items that have the same pattern of transfer to customers as a single performance obligation. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, the Group estimates the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation.

As the Group’s live streaming virtual items are generally sold without right of return and the Group does not provide any other credit and incentive to its users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to the Group’s live streaming business.

(ii)	Others

Other revenues mainly generated from advertising, e-commerce business and online games.

(1)Advertising revenues

The Group primarily generates advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is probable, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

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

Revenue recognition and significant judgments (continued)

(ii)Others (continued)

(2)E-commerce business revenues

The Company operates a global smart commerce platform that enables merchants to easily build their brands online and sell their products to users around the world. The Group recognizes revenue when the identified performance obligation is satisfied by rendering the promised service to the customer and when specific criteria have been met. Services are rendered when or as the customers benefit from the services rendered.

The Group also used to operates an e-commerce platform and displays goods for end customers to select and order. The Group is responsible to arrange delivery of the goods to the end customers after customers place an order in the platforms. The Group recognizes e-commerce business revenue equal to the sales price (net of sales discount) to the end customers when control of the inventory is transferred. Revenues derived from e-commerce business are recorded on a gross basis, because (i) the Group is primarily responsible for fulfilling the promise to provide the specified good, (ii) the Group is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and (iii) the Group has discretion in establishing the price of the specified goods.

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

As of December 31, 2023 and 2024, deferred revenue related to live streaming business were US$62,333 and US$56,414, respectively. During the years ended December 31, 2023 and 2024, the Group recognized revenue related to its live streaming business of US$63,303 and US$56,817, respectively, which was included in the corresponding contract liability balance at the beginning of the periods.

As of December 31, 2023 and 2024, deferred revenue related to other revenue were US$24,272 and US$23,034, respectively. During the years ended December 31, 2023 and 2024, the Group recognized revenue related to other businesses of US$22,711 and US$16,856, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

As of December 31, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligation is US$79,448, the Group expects to recognize US$66,813 performance obligation as revenue in 2025, the remaining performance obligation is expected to be recognized as revenue in 2026 and after years. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

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

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software during the years ended December 31, 2022, 2023 and 2024, respectively.

(y)	Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) amortization of certain intangible assets from business acquisitions, and (iii) salary and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to approximately US$321,424, US$270,439 and US$240,315 during the years ended December 31, 2022, 2023 and 2024, respectively.

(z)	General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charges (if any), and (iv) professional service fees.

(aa) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of comprehensive income amounted to US$65,098, US$69,717 and US$67,750 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Other income primarily consists of government grants which represent cash subsidies received by the Group entities. For grants with no conditions attached, such amounts are recognized in the consolidated income statements upon receipt. For grants with attached conditions, such amounts are recorded as deferred revenue when received upfront and recognized as operating income after all of the conditions specified in the grants have been met.

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

As a lessee, the weighted average remaining lease terms of the right-of-use assets was 2.06 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. A weighted average incremental borrowing rate of 5.28% was adopted at commencement date in determining the present value of lease payments.

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

For the year ended December 31, 2024, operating lease cost and short-term lease cost were US$13,428 and US$9,289, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2024. For the year ended December 31, 2024, cash paid for operating leases included in operating cash flows was US$14,315. For the year ended December 31, 2024, lease liabilities arising from obtaining right-of-use assets was US$2,534.

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

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

Office rental
US$

2025	11,714
2026	7,851
2027	2,509
2028 and after	28
Total undiscounted cash flows	22,102
Less: imputed interest	(1,379)
Present value of lease liabilities	20,723

(ee)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. When uncertain tax positions identified, significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

During the years ended December 31, 2022, 2023 and 2024, appropriations to general reserve fund and statutory surplus fund amounted to US$5,732, US$5,179, and US$2,814, respectively.

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

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer and director, who reviews segment results when making decisions about allocating resources and assessing performance of the Group. The Company operates two operating and reportable segments consisting of: (1) BIGO; and (2) All other.

(ll)	Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2023. Early adoption is permitted. The standard is effective for the fiscal year beginning January 1, 2022. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting” in Topic 848. The standard is effective for all entities as of March 12, 2020 through December 31, 2022. The standard provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Group adopted the ASU on January 1, 2023, which did not have a material impact on the Group’s financial results or financial position.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this guidance as of January 1,2024, and the adoption did not have a material impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)
(ll)	Recently issued accounting pronouncements (continued)

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03,Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently evaluating the provisions of this ASU.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20) (“ASU 2024-04”). This new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2024-04.

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

As a result of the pending regulatory approvals discussed above, the Company has not recognized any gain from the transaction. Instead, the Company has classified and presented all the assets and liabilities related to the YY Live business amounting to US$38,194 on a net basis within prepayments and other current assets (Note 11). The total consideration of the transaction is approximately US$3.6 billion in cash and subject to certain adjustments. The Company received part of the consideration amounting to US$1.9 billion by December 31, 2024, which was recorded as advance payments received within accrued liabilities and other current liabilities (Note 18). If the transaction is ultimately closed, the Company will recognize the gain related to the disposal of YY Live business transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.	Discontinued operations (continued)

Disposal of YY Live business (continued)

On February 25, 2025, the Company entered into agreements with Baidu, Inc. and closed the sale of its video-based entertainment live streaming business in mainland China (known as YY Live) to Baidu, Inc. for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021. On February 25, 2025, the Company received additional cash consideration of approximately US$240 million.

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements. The net amount of the assets and liabilities as of December 31, 2023 and 2024 shown below are recorded within prepayments and other current assets in the consolidated balance sheet.

	As of December 31,
	2023	2024
	US$	US$
Assets
Current assets
Cash and cash equivalents	201,393	201,393
Accounts receivable, net	18,239	18,239
Prepayments and other current assets	4,986	4,986

Total current assets	224,618	224,618

Non-current assets
Deferred tax assets	4,294	4,294
Property and equipment, net	10,356	10,356
Intangible assets, net	7,456	7,456
Other non-current assets	3,814	3,814

Total non-current assets	25,920	25,920

Total assets	250,538	250,538

Liabilities
Current liabilities
Accounts payable	1,117	1,117
Deferred revenue	49,495	49,495
Advances from customers	12,663	12,663
Income taxes payable	9,787	9,787
Accrued liabilities and other current liabilities	139,282	139,282

Total current liabilities	212,344	212,344

Total liabilities	212,344	212,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.	Certain risks and concentration
(a)	PRC regulations

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

As mentioned in Note 1(d), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIEs, namely Guangzhou Huaduo and Guangzhou BaiGuoYuan. In January 2021, Mr. David Xueling Li and other nominal shareholder transferred in total 100% of the nominee shares of Guangzhou BaiGuoYuan to Guangzhou Qianxun Network Technology Co., Ltd. (“Guangzhou Qianxun”), a VIE of the Company. In February 2021, Beijing Tuda and Mr. David Xueling Li transferred their respective nominee shares in Guangzhou Huaduo to Guangzhou Tuyue Network Technology Co., Ltd. (“Guangzhou Tuyue”), a VIE of the Company. As of December 31, 2024, Guangzhou Tuyue holds the majority of nominee shares of Guangzhou Huaduo., and Guangzhou Qianxun holds 100% of the nominee shares of Guangzhou BaiGuoYuan.

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

For the years ended December 31, 2022, 2023 and 2024, the Company’s wholly owned subsidiaries, mainly including Beijing Huanju Shidai, BaiGuoYuan Technology, determined the service fees which were charged to the Group’s VIEs, respectively.

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

	December 31,
	2023	2024
	US$	US$
Assets
Current assets
Cash and cash equivalents	60,482	74,242
Restricted cash and cash equivalents	3,497	3,620
Short-term deposits	355,399	301,784
Short-term investments	8,471	—
Accounts receivable, net	1,649	11,123
Amounts due from Group companies	822,281	587,774
Amounts due from related parties	728	359
Prepayments and other current assets	91,773	91,610
Total current assets	1,344,280	1,070,512

Non-current assets
Investments	400,654	414,921
Long-term deposits	—	73,034
Property and equipment, net	292,032	388,178
Land use rights, net	316,070	303,115
Intangible assets, net	40,436	31,913
Right of use asset, net	6,706	3,644
Other non-current assets	11,375	11,594
Total non-current assets	1,067,273	1,226,399

Total assets	2,411,553	2,296,911

Liabilities
Current liabilities
Accounts payable	46,833	67,829
Deferred revenue	8,873	7,637
Advances from customers	52	39
Income taxes payable	21,487	9,986
Accrued liabilities and other current liabilities	69,303	64,427
Amounts due to Group companies	285,047	202,264
Amounts due to related parties	3,541	3,515
Lease liabilities due within one year	2,447	2,070
Short-term loans	52,119	34,853
Total current liabilities	489,702	392,620

Non-current liabilities
Lease liabilities	4,370	1,693
Deferred revenue	2,667	3,067
Deferred tax liabilities	10,440	9,499
Total non-current liabilities	17,477	14,259

Total liabilities	507,179	406,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.	Certain risks and concentration (continued)
(a)	PRC regulations (continued)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Net revenues from Group companies	54,587	54,280	56,762
Net revenues from third parties	478,656	301,405	220,793
Total cost and operating expenses	(547,931)	(354,306)	(289,962)
Other items of the consolidated statements of comprehensive income	52,054	21,589	23,645
Net income from continuing operations	37,366	22,968	11,238

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Net cash (used in) provided by operating activities with Group companies	(47,155)	(31,888)	36,974
Net cash provided by operating activities with third parties	95,059	58,965	(27,111)
Net cash provided by operating activities	47,904	27,077	9,863

Net cash (used in) provided by investing activities with Group companies	(194,107)	(129,111)	177,941
Net cash used in investing activities with third parties	(42,399)	(82,360)	(96,627)
Net cash (used in) provided by investing activities	(236,506)	(211,471)	81,314

Net cash provided by financing activities with Group companies	32,753	517	3,950
Net cash provided by (used in) financing activities with third parties	754	(2,831)	(80,315)
Net cash provided by (used in) financing activities	33,507	(2,314)	(76,365)

Transactions between the VIEs and other entities in the consolidated group

For the years ended December 31, 2022, 2023 and 2024, the VIEs earned inter-company revenues from sales of software in the amounts of US$1,415, US$21,970 and US$8,341, respectively. In addition, the VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$54,127, US$47,257 and US$1,729 for the years ended December 31, 2022, 2023 and 2024, respectively for the purchase of software. The VIEs also recognized inter-company cost of revenues and operating expenses in the amounts of US$55,760, US$25,798 and US$34,829 for the years ended December 31, 2022, 2023 and 2024, respectively for technical support services. All of these transactions have been eliminated in consolidation.

Cash flows between the VIEs and other entities in the consolidated group

For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to Group companies for the settlement of software transactions were US$52,878, US$41,070 and nil, respectively. For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to Group companies for the settlement of technical support fees were US$56,823, US$45,063 and US$44,171, respectively. For the years ended December 31, 2022, 2023 and 2024, cash received by VIEs from Group companies were US$9,668, US$14,505 and US$82,111, respectively, for the revenues earned from Group companies. All of these cash flows have been eliminated in consolidation.

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

Assets that potentially expose the Group to credit risk primarily consist of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, accounts receivable, financing receivables, amounts due from related parties and prepayments, other current assets and long-term deposits and held-to-maturity investments.

As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits , short-term investments and long-term deposits and held-to-maturity investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2022, 2023 and 2024 and believes that its credit risk to be minimal.

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

In accordance with ASC 805, the Company’s previously held equity interest in Shopline was re-measured to fair value on the acquisition date, and a re-measurement gain of US$440,692 was recognized as gain on fair value changes of investments in 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.	Business combination (continued)

Acquisition of Shopline Corporation Limited (“Shopline”) (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

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

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP and mainly comprised (a) the assembled work force and (b) the expected future growth, enhancing world-class user experiences and expansion in global markets as a result of the synergy resulting from the acquisition. The goodwill recognized is not expected to be deductible for income tax purpose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.	Business combination (continued)

Acquisition of Shopline Corporation Limited (“Shopline”) (continued)

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

For the year ended December 31,
2022
US$

Pro forma net revenues	2,493,333
Pro forma net loss	(415,250)

6.	Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023		December 31, 2024
		US$		US$
	Amount	equivalent	Amount	equivalent

US$	846,754	846,754	276,110	276,110
RMB	1,100,216	155,339	753,707	104,847
Others	N/A	61,863	N/A	63,804
Total		1,063,956		444,761

As of December 31, 2023 and 2024, the Group’s restricted cash and cash equivalents were US$319,250 and US$371,332, respectively. The restricted cash and cash equivalents primarily consists of amounts deposited and held in escrow account owned by the Group, which was a portion of the consideration received from Baidu, in accordance with the terms set forth in the agreement with Baidu to dispose YY Live business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

7.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year.The term deposits balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023		December 31, 2024
		US$		US$
	Amount	equivalent	Amount	equivalent

US$	1,596,592	1,596,592	702,450	702,450
RMB	2,647,185	373,754	2,162,766	300,869
Others	N/A	N/A	N/A	57,692
Total		1,970,346		1,061,011

8.	Restricted short-term deposits

As of December 31, 2023, the Group’s restricted short-term deposits were US$57,243, which was mainly pledged as collateral for the banking facilities of US$85 million.

As of December 31, 2024, the Group’s restricted short-term deposits were US$20,722, which was mainly pledged as collateral for the banking facilities of US$37 million.

9.	Accounts receivable, net

	December 31,
	2023	2024
	US$	US$

Accounts receivable, gross	150,793	142,799
Less: allowance for expected credit loss of receivables	(20,093)	(20,938)

Accounts receivable, net	130,700	121,861

The following table summarizes the details of the Group’s allowance for expected credit losses:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Balance at the beginning of the year	(12,426)	(20,670)	(20,093)
Additions charged to general and administrative expenses, net	(8,484)	(82)	(3,427)
Write-off during the year	240	659	2,582

Balance at the end of the year	(20,670)	(20,093)	(20,938)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.  Financing receivables, net

Financing receivables consist of the following:

	December 31,
	2023	2024
	US$	US$

Financing receivables, gross
Micro-credit personal loans	18,213	—

Less: allowance for expected credit loss on financing receivables	(18,213)	—

Financing receivables, net	—	—

Reversal of allowance for expected credit loss of US$45, US$33 and nil was recognized in general and administrative expenses for the years ended December 31, 2022, 2023 and 2024, respectively.

(1)	Micro-credit personal loans

Micro-credit personal loans provided by the Group are non-accrual financing receivables related to personal loans amounted to US$18,213 and nil as of December 31, 2023 and 2024, respectively, which were past due for over 1 year and not guaranteed.The Group has ceased to extend credit in the finance business since 2019.

Movement of allowance for expected credit loss on financing receivables (micro-credit personal loans only) is as follows:

	For the year ended December 31,
	2023	2024
	US$	US$

Balance at the beginning of the year	(18,556)	(18,213)
Addition for the year, net	343	—
Disposal of a subsidiary	—	18,213

Balance at the end of the year	(18,213)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.  Financing receivables, net (continued)

(2)	Corporate loans

A majority of the Group’s corporate loan business was in the form of sale-and-leaseback arrangements, under which the Group purchases equipment from third party companies and lease back the equipment to the sellers. In 2019, one lessee was unable to repay the principal amount of approximately US$2,416 due in January and was default. The Group has brought certain lawsuits against this lessee to the court, claiming the lessee to repay all the outstanding amount. Upon the date of the issuance of the consolidated financial statements for the year ended December 31, 2019, the court has passed the first instance judgment on all of these lawsuits, which supported the Group’s claim and ordered the lessee to repay all the outstanding amounts due to the Group. Furthermore, the additional assets of the lessee or its related entity was pledged and preserved as collateral. Based on the Group’s assessment on the lessee’s finance condition and the recoverable amount from the collateral, the financial receivable cannot be fully recovered. As a result, an allowance for expected credit loss of US$10,430 was recognized in general and administrative expenses for the year ended December 31, 2019 against the carrying value of the financing receivables. Based on the Group’s assessment on the fair value of the pledged assets as of December 31, 2023 and 2024, nil and US$3,308 impairment charge was recognized against the carrying value of the financing receivables for the years ended December 31, 2023 and 2024. The Group reclassified the amount due from this lessee from financing receivables to prepayments and other current assets in 2021 considering the fact that the original term of this receivable has ended by December 31, 2021 and the nature of this receivable has changed from financing receivables to other receivables as the expected means of settlement of the receivable has changed. Net amount of the receivable as of December 31, 2021 reclassified to prepayment and other current assets was US$20,177, which is the difference between the gross amount of US$30,607 and allowance of US$10,430 as of December 31, 2021. The net receivable amounts of US$17,975 and US$14,157 as of the years ended December 31, 2023 and 2024 are disclosed in Note 11, respectively. The Group has ceased the corporate loan business during 2019.

11.  Prepayments and other current assets

	December 31,
	2023	2024
	US$	US$

Interest receivable	67,312	69,814
Value added taxes to be deducted	47,064	51,200
Receivables from payment platforms	27,882	22,401
Employee advances	2,146	1,500
Prepayments and deposits to vendors and content providers	8,388	8,323
Deposits	5,122	6,147
Amount due from a lessee of sale-and-leaseback arrangement - net (Note 10)	17,975	14,157
Net assets subject to disposal related to YY Live (Note 3)	38,194	38,194
Others	41,406	35,802
Total	255,489	247,538

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments

	December 31,
	2023	2024
	US$	US$

Equity investments accounted for using the equity method (i)	322,701	336,704
Equity investments with readily determinable fair values (ii)	1,504	3,838
Equity investments without readily determinable fair values (iii)	156,419	149,343
Available-for-sale debt investments (iv)	63,918	40,800

Total	544,542	530,685
(i)	Investments have been accounted for under the equity method where the Group has significant influence over these investees and the investments are considered as in-substance common shares.

In 2023 and 2024, the Group acquired minority stakes in a number of privately-held entities with total consideration of US$38,427 and US$22,540, respectively. On April 28, 2023, the Company entered into the Share Transfer Agreement with Linen Investment Limited to sell its remaining shares of Huya for a cash consideration of approximately US$219,886. Upon the closing of such share transfer, the Company ceased to hold any shares of Huya. The Company also deemed disposed of certain interest of Huya’s equity interest as a result of the vesting of Huya’s share-based awards in 2022. In 2023, net income of US$77,524 were recognized from the deemed disposal and disposal of Huya.

The following tables set forth the summarized financial information of the Group’s equity method investments:

	December 31,
	2023	2024
	US$	US$

Current assets	380,267	480,890
Non-current assets	1,074,993	1,276,950
Current liabilities	58,862	55,971
Non-current liabilities	16,199	12,968

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Revenues	1,588,732	147,015	54,743
Gross profit	259,169	102,095	4,885
Net (loss) income	(103,729)	8,893	(59,519)
Net (loss) income attributable to the investees	(103,729)	8,893	(59,519)
(ii)	The Group does not have the ability to exercise significant influence over these investments. Therefore, it has been precluded from applying the equity method of accounting.

In 2023 and 2024, the Group did not dispose of any investment with readily determinable fair values.

In 2022, 2023 and 2024, fair value loss of US$20,453, fair value gain of US$324 and fair value gain of US$2,334 related to investments with readily determinable fair values were recognized in the consolidated statements of comprehensive income (Note 29), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments (continued)

(iii)	Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2023 and 2024, the Group acquired minority preferred shares or ordinary shares of a number of privately-held entities with total consideration of US$9,757 and US$4,035, respectively. The ownership interests were less than 20% of the investees’ total equities or the ownership interests redeemable upon condition. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes.

In 2023 and 2024, the Group did not dispose any investment without readily determinable fair values.

For equity securities without readily determinable fair values as of December 31, 2023 and 2024, the Group recorded cumulative impairment and downward adjustments of US$32,623 and US$42,725 and cumulative upward adjustments of US$55,607 and US$55,737. For these investments, the Group recorded impairment and downward adjustments of US$877 and US$10,244, respectively, and upward adjustments of US$12,056 and US$272, respectively, in earnings during the years ended December 31, 2023 and 2024.

In 2022, fair value gain of US$17,089 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of US$17,089 for the year ended December 31, 2022, fair value gain of US$12,968 was unrealized and fair value gain of US$4,121 was realized. In 2023, fair value gain of US$11,179 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of US$11,179 for the year ended December 31, 2023, fair value gain of US$11,179 was unrealized and fair value gain of nil was realized. In 2024, fair value loss of US$587 due to the observable price change, were recognized in loss on fair value changes of investments (Note 29). Out of the fair value loss of US$587 for the year ended December 31, 2024, fair value loss of US$587 was unrealized and fair value loss of nil was realized.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2022, 2023 and 2024, based on the Group’s assessment, an impairment charge of nil, nil and US$9,386 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

(iv)

Available-for-sale debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Group’s option, which are measured at fair value as disclosed in Note 29(a).

For the year ended December 31, 2023
	Cost or	Gross	Translation	Balance
	amortized cost	unrealized losses	difference	as of year end
	US$	US$	US$	US$
Available-for-sale debt investments	63,928	—	(10)	63,918

For the year ended December 31, 2024
	Cost or	Gross	Translation	Balance
	amortized cost	unrealized losses	difference	as of year end
	US$	US$	US$	US$
Available-for-sale debt investments	63,928	(23,108)	(20)	40,800

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.  Property and equipment, net

Property and equipment consist of the following:

	December 31,
	2023	2024
	US$	US$

Gross carrying amount
Servers, computers and equipment	280,619	300,157
Buildings	270,423	267,661
Construction in progress	111,573	214,728
Decoration of buildings	14,578	14,363
Leasehold improvements	5,683	5,582
Motor vehicles	17,603	17,387
Furniture, fixture and office equipment	4,810	4,868

Total of gross carrying amount	705,289	824,746
Less: accumulated depreciation	(314,608)	(325,023)

Property and equipment, net	390,681	499,723

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 were US$83,396, US$46,576 and US$25,388, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

14.  Land use rights, net

Land use rights consist of the following:

	December 31,
	2023	2024
	US$	US$

Gross carrying amount	374,447	368,942
Less: accumulated amortization	(58,377)	(65,827)

Land use rights, net	316,070	303,115

Amortization expense for the years ended December 31, 2022, 2023 and 2024 were US$9,053, US$8,473 and US$8,397, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of land use rights
US$

2025	8,308
2026	8,308
2027	8,308
2028	8,308
2029	8,308

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.   Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2023	2024
	US$	US$

Gross carrying amount
Trademark	515,671	515,646
Customer relationships	154,819	154,808
Non-compete agreement	12,100	12,100
Software	9,431	9,341
Operating rights	6,530	6,434
Licenses	8,956	8,836
Technology	14,491	14,475
Domain names	1,778	1,801
Others	1,404	1,504

Total of gross carrying amount	725,180	724,945

Less: accumulated amortization

Trademark	(197,722)	(249,890)
Customer relationships	(152,894)	(154,529)
Non-compete agreement	(12,100)	(12,100)
Software	(8,824)	(8,585)
Operating rights	(6,430)	(6,336)
Licenses	(2,438)	(2,992)
Technology	(6,801)	(8,771)
Domain names	(914)	(1,028)
Others	(537)	(681)

Total accumulated amortization	(388,660)	(444,912)

Less: accumulated impairment	(2,805)	(2,776)

Intangible assets, net	333,715	277,257

Amortization expense for the years ended December 31, 2022, 2023 and 2024 were US$56,151, US$64,910 and US$57,120 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of intangible assets
US$

2025	55,345
2026	55,125
2027	52,811
2028	51,128
2029	15,101

The weighted average amortization periods of intangible assets as of December 31, 2023 and 2024 are as below:

December 31,
	2023	2024

Trademark	10 years	10 years
Customer relationships	5 years	5 years
License	15 years	15 years
Operating rights	2 years	2 years
Software	4 years	7 years
Domain names	15 years	14 years
Technology	6 years	6 years
Others	10 years	10 years

16.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 are as follows:

	All other	BIGO	Total
	US$	US$	US$

Balance as of December 31, 2022	795,086	1,854,221	2,649,307

Foreign currency translation adjustments	(26)	—	(26)
Balance as of December 31, 2023	795,060	1,854,221	2,649,281

Impairment (i)	(454,935)	—	(454,935)
Foreign currency translation adjustments	(22)	—	(22)
Balance as of December 31, 2024	340,103	1,854,221	2,194,324
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.  Goodwill (continued)

The Group performed a goodwill impairment analysis in the fourth quarter of 2022, 2023 and 2024. When determining the fair value of the Bigo reporting unit, the Group used the income approach. The income approach determines fair value based on a discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value for the impairment analysis. The discounted cash flow model included a number of significant unobservable inputs. Significant assumptions used to determine the estimated fair value include: (a) the future cash flows forecasts including revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment, the fair value of Bigo reporting unit exceeded its related carrying value by approximately 4%, 3% and 3% as at December 31, 2022, 2023 and 2024, respectively. Accordingly, the Group determined the Bigo reporting unit was not impaired as at December 31, 2022, 2023 and 2024. When determining the fair value of the Shopline reporting unit in 2023, the Group used the market approach, with the fair value of the Shopline reporting unit exceeded its related carrying value by approximately 1% as at December 31, 2023. In 2024, whilst both approaches continued to be considered, the Group has changed from the market approach to the income approach in determining the fair value of the Shopline reporting unit. This change was due to rapidly deteriorating macroeconomic, industry and market conditions and the related changes in business strategies by management in response.

As a result of the Group’s annual goodwill impairment assessment for the years ended December 31, 2022 and 2023, impairment losses of US$14,830 and nil was recorded respectively. For the year ended December 31, 2024, the fair values of the Shopline and the other reporting unit were assessed to be below their respective carrying amounts. Consequently, impairment charges of US$370,010 and US$84,925 were identified and recorded for the Shopline reporting unit and the other reporting unit, respectively. The remaining US$340,103 of goodwill primarily relates to Shopline reporting unit. These impairments were primarily attributable to deteriorating macroeconomic, industry and market conditions and the related changes in business strategies by management in response.

17.  Deferred revenue

	December 31,
	2023	2024
	US$	US$

Deferred revenue, current
Live streaming	56,817	50,728
Others	16,856	16,085
Total current deferred revenue	73,673	66,813

Deferred revenue, non-current
Live streaming	5,516	5,686
Others	7,416	6,949
Total non-current deferred revenue	12,932	12,635

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.  Accrued liabilities and other current liabilities

	December 31,
	2023	2024
	US$	US$

Revenue sharing fees and content costs	105,961	82,731
Salaries and welfare	82,768	91,035
Marketing and promotion expenses	61,197	56,988
Value added taxes and other taxes payable	199,170	224,834
Bandwidth costs	18,300	20,876
Consideration received related to disposal of YY Live business (Note 3)	1,859,699	1,859,325
Others	54,094	58,134

Total	2,381,189	2,393,923

19.  Short-term loans

	December 31,
	2023	2024
	US$	US$

Short-term loans	52,119	34,853

The Group entered into several agreements with banks, pursuant to which the Group borrowed loans with total principal amount of US$52 million within a banking facility of US$85 million in 2023. These loans were all with a maturity of less than one year and the annual interest rates ranged from 1.91% to 3.00%. These loans do not include any financial or restrictive covenants.

The Group entered into several agreements with banks, pursuant to which the Group borrowed loans with total principal amount of US$10 million within a banking facility of US$37 million in 2024 and notes for banker’s acceptance of US$24 million accordingly. These loans were all with a maturity of less than one year and the annual interest rate is 1.13%. These loans do not include any financial or restrictive covenants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.  Convertible bonds

	December 31,
	2023	2024
	US$	US$

Current
2025 Convertible Senior Notes	—	—
2026 Convertible Senior Notes	405,603	—
	405,603	—

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

In 2023, the repayment amount of US$432million related to the Notes due 2025 was fully repaid, followed by the complete repayment of US$406 million related to the Notes due 2026 in 2024.

Interest expense related to the Notes due 2025 and Notes due 2026 recognized during the years ended December 31, 2023 and 2024 was US$1,583 and US$435 respectively.

Concurrently with the issuance of the Notes, the Company purchased a capped call option (“Purchased Call Option”) in the amount of US$77,000, in order to mitigate the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$127.9 per ADS. Counterparty agreed to sell to the Company up to approximately 10.4 million ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$95.9 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders’ equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded. During 2023, the Company entered into agreements to terminate the capped call transactions. and the cash received of US$7,775 was recorded in additional paid-in capital accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.   Cost of revenues

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Revenue sharing fees and content costs	1,020,174	945,149	1,020,440
Payment handling costs	165,421	137,989	120,292
Bandwidth costs	77,496	79,718	91,419
Salary and welfare	87,629	84,427	92,002
Depreciation and amortization	70,666	36,753	19,204
Technical service fee	63,328	60,537	41,917
Share-based compensation	8,185	3,575	1,720
Other costs	66,489	106,694	44,591

Total	1,559,388	1,454,842	1,431,585

22.  Other income

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Government grants	11,534	7,379	4,668
Others	5,971	2,326	1,387

Total	17,505	9,705	6,055

23.  Income tax

(i)	Cayman Islands

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

Singapore announced that it will implement the Income Inclusion Rule (“IIR”) and a domestic minimum top-up tax starting on or after January 1, 2025. Given the complex nature of the legislation and the calculations, including the determination of the adjustments required under the Pillar Two Model Rules, the Group has assessed that the quantitative impact of the potential top-up tax arising from the enacted or substantively enacted legislation is not yet reasonably estimable. The Group will continually assess the implications of such legislative changes in the jurisdictions where we operate.

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

Aggregate undistributed earnings and reserves of the Group entities located in the Mainland China that are available for distribution to the Company as of December 31, 2023 and 2024 are approximately US$2,139,085 and US$2,446,227, respectively.

In 2022, the Group determined to cause one of its PRC subsidiaries, Guangzhou Huanju Shidai, to declare and distribute a cash dividend of part of its stand-alone 2020 earnings, amounted to US$110,000, to its direct oversea parent company, Duowan BVI. As a result, Guangzhou Huanju Shidai paid a withholding tax in the amount of US$11,000 in 2022.

The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings in the PRC for use in the operation. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2023 and 2024.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Current income tax expenses	(36,510)	(30,664)	(21,467)
Deferred income tax benefit	1,935	11,808	7,982
Income tax expenses	(34,575)	(18,856)	(13,485)

The company records annual income tax with regard to a number of tax jurisdictions, including primarily Singapore and Mainland China. Certain jurisdictions in which the Group operates have implemented the Pillar Two Model Rules. The Company took measures to assess its exposure to Pillar Two minimum taxation and no top-up taxes arose for the year ended December 31, 2024. The Group is continuing to assess the impact of the Pillar Two Model Rules on its future financial performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	2022	2023	2024

Singapore statutory income tax rate (*)	17.0%	17.0%	17.0%
Effect of tax holiday and preferential tax benefit	(5.3)%	(7.0)%	16.1%
Effect of different tax rates available to different jurisdictions	(9.5)%	(19.5)%	4.0%
Permanent differences (i)	6.8%	14.9%	(26.6)%
Change in valuation allowance	0.8%	10.1%	(26.8)%
Effect of Super Deduction available to the Group	(4.4)%	(9.0)%	10.4%
Effective income tax rate	5.4%	6.5%	(5.9)%

*:  As a majority of the Group’s businesses is subject to Singapore corporate tax rate, the reconciliation of tax expenses begins at Singapore statutory income tax rate.

(i) Permanent differences mainly arise from expenses not deductible for tax purposes including primarily goodwill impairment charges, share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.   Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2023 and 2024 are as follows:

	December 31,
	2023	2024
	US$	US$

Deferred tax assets:
Tax loss carried forward	193,219	250,387
Allowance for expected credit loss of receivable, accrued expense and others not currently deductible for tax purposes	35,457	32,441
Deferred revenue	1,609	1,507
Impairment of investment	2,813	2,922
Others	(22)	(85)
Valuation allowance (i)	(224,130)	(272,922)
Deferred tax assets, net	8,946	14,250

Deferred tax liabilities:
Related to the fair value changes of investments	12,586	12,015
Related to acquired intangible assets	45,351	38,089
Others	4,964	9,214
Deferred tax liabilities	62,901	59,318
Classification in the consolidated balance sheets:
Deferred tax assets, net	—	2,563
Deferred tax liabilities	53,955	47,631
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Deferred tax assets and liabilities (continued)

Movement of valuation allowance

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Balance at beginning of the year	(213,688)	(242,051)	(224,130)
Additions	(58,968)	(31,733)	(60,805)
Reversals	30,605	49,654	12,013
Balance at end of the year	(242,051)	(224,130)	(272,922)

Tax loss carry forwards

As of December 31, 2024, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to US$924,463, which were mainly generated by non-HNTEs. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTEs. The tax losses of entities in the PRC will expire from 2025 to 2029, if not utilized except for those arose from HNTEs which will expired during the period from 2025 to 2034. The accumulated tax losses of subsidiaries incorporated in Hong Kong, Singapore and other countries, subject to the agreement of the relevant tax authorities, of US$65,074, US$484,398 and US$103,279, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore have no time limit.

In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiaries for tax years 2021 through 2024 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2024 by Singapore tax authorities.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. Accordingly, tax filings of the Group’s PRC subsidiaries and VIEs for tax years 2020 through 2024 remain subject to the review by the relevant PRC tax authorities. There were no ongoing tax examinations as of December 31, 2024 by PRC tax authorities.

24.  Mezzanine equity

In 2018, a subsidiary of the Group issued 500,000,000 shares of redeemable convertible preferred shares for cash consideration of US$50,000 to certain third-party investors. The Group classifies the redeemable convertible preferred shares as mezzanine equity and records accretion of redemption value in accordance with ASC 480-10. The Group used the interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the non-controlling interests. In September 2023, the company repurchase the redeemable convertible preferred shares. The Company’s mezzanine equity balance was reduced by the carrying value of the preferred shares, and the difference between the agreed settlement amount between all parties of US$22 million and the carrying value of US$74.6 million was recorded in the statement of comprehensive income.Gain on repurchase of redeemable convertible preferred shares of a subsidiary of US$52,583 was recognized for the year ended December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.   Common shares and treasury shares

During the year ended December 31, 2023, 3,471 Class A common shares were issued for the exercised share options, vested restricted shares and restricted shares. In addition, 7,240,060 Class A common shares were transferred out from the treasury shares pool and issued for vested restricted share units during the year ended December 31, 2023. The Company also repurchased an aggregate of 9,128,846 ADSs, representing 182,576,920 Class A common shares at an average price of US$29.9584 per ADS or US$1.4979 per Class A common share, for aggregate consideration of US$273.5 million. Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

As of December 31, 2023, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 1,317,840,464 Class A common shares and 326,509,555 Class B common shares had been issued, 890,843,639 Class A common shares and 326,509,555 Class B common shares were outstanding, respectively.

During the year ended December 31, 2024, 3,962 Class A common shares were forfeited for the exercised share options, vested restricted shares and restricted share. In addition, 8,063,760 Class A common shares were transferred out from the treasury shares pool and issued for vested restricted share units during the year ended December 31, 2024. The Company also repurchased an aggregate of 9,212,012 ADSs, representing 184,240,240 Class A common shares at an average price of US$33.5701 per ADS or US$1.6785 per Class A common share, for aggregate consideration of US$309.2 million. Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

As of December 31, 2024, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 1,317,840,464 Class A common shares and 326,509,555 Class B common shares had been issued, 714,663,197 Class A common shares and 326,509,555 Class B common shares were outstanding, respectively.

In November 2022, the Company’s board of directors authorized the continued usage of the unutilized quota under the November 2021 Share Repurchase Plan, which amounted to US$800 million then, for another 12-month period beginning from the end of November 2022. In November 2023, the Company’s board of directors authorized the renewal and continued usage of the unutilized quota under the pre-existing share repurchase program of US$530 million, which would originally expire in late November 2023, for another 12-month period commencing from the date hereof. In the full year of 2023 the Company had repurchased approximately US$273.5 million of its shares. Pursuant to the share repurchase program which was extended by the board of directors in August 2024, or the 2024 Program, the Company may repurchase up to US$400 million of its shares until the end of November 2025. As of December 31, 2024, the Company has utilized US$183.3 million under the 2024 Program. On March 19, 2025, the Company’s board of directors approved a new share repurchase program, or the 2025 Program, under which the Company is authorized to repurchase up to US$300 million of its shares (including in the form of ADSs) until the end of 2027. The 2025 Program is effective immediately upon approval and replaces the 2024 Program.

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

During the years ended December 31, 2022, 2023 and 2024, the Company granted restricted share units to employees of 9,918,014, 7,744,374 and 10,968,657, respectively, pursuant to the 2011 Share Incentive Scheme.

The following table summarizes the restricted share units activity for the years ended December 31, 2022, 2023 and 2024:

		Weighted
	Number of	average
	restricted	grant-date
	shares units	fair value (US$)

Outstanding, December 31, 2021	24,027,895	3.7202

Granted	9,918,014	1.5065
Forfeited	(8,023,640)	3.4889
Vested	(8,386,702)	3.7594

Outstanding, December 31, 2022	17,535,567	2.5551

Granted	7,744,374	1.7842
Forfeited	(2,688,963)	2.1666
Vested	(8,058,007)	2.8052

Outstanding, December 31, 2023	14,532,971	2.0776

Granted	10,968,657	1.7669
Forfeited	(2,047,879)	1.9403
Vested	(7,319,654)	2.3032

Outstanding, December 31, 2024	16,134,095	1.7834

Expected to vest as of December 31, 2024	14,187,803	1.7782

For the years ended December 31, 2022, 2023 and 2024, the Company recorded share-based compensation of US$21,463, US$13,766 and US$12,554 in relation to continuing operations using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.   Share-based compensation (continued)

(a)   JOYY’s share-based awards (continued)

(i)    Restricted Share Units (continued)

As of December 31, 2024, total unrecognized compensation expense relating to the restricted share units was US$18,375. The expense is expected to be recognized over a weighted average period of 1.33 years using the graded-vesting attribution method.

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

During the years ended December 31, 2022, 2023 and 2024, the Company granted restricted share to employees of 2,723,629, 1,146,257 and 882,988, respectively.

The following table summarizes the restricted shares activity for the years ended December 31, 2022, 2023 and 2024:

		Weighted
	Number of	average
	restricted	grant-date fair
	shares	value (US$)

Outstanding, December 31, 2021	15,149,405	3.2566

Granted	2,723,629	1.8427
Forfeited	(1,943,365)	3.0494
Vested	(4,994,233)	3.5657

Outstanding, December 31, 2022	10,935,436	2.8002

Granted	1,146,257	1.8259
Forfeited	(1,142,786)	2.2756
Vested	(5,426,078)	3.0559

Outstanding, December 31, 2023	5,512,829	2.4547

Granted	882,988	1.6971
Forfeited	(886,951)	2.2159
Vested	(2,258,324)	2.6870

Outstanding, December 31, 2024	3,250,542	2.1458

Expected to vest as of December 31, 2024	3,084,335	2.1404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.   Share-based compensation (continued)

(a)   JOYY’s share-based awards (continued)

(ii)  Restricted Shares (continued)

For the years ended December 31, 2022, 2023 and 2024, the Company recorded share-based compensation for restricted shares in relation to continuing operations of US$12,602, US$7,929 and US$2,773 using the graded-vesting attribution method.

As of December 31, 2024, total unrecognized compensation expense relating to the restricted shares was US$2,851. The expense is expected to be recognized over a weighted average period of 1.43 years using the graded-vesting attribution method.

(iii)  Share options

2011 Share Incentive Scheme

Grant of options

During the years ended December 31, 2022, 2023 and 2024, no share option had been granted to employees or non-employees.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)

Outstanding, January 1, 2022	9,414,400	3.7997	2.80	—

Outstanding, December 31, 2022	9,414,400	3.7997	1.80	—

Forfeited	(840,180)	3.5350	—	—

Outstanding, December 31, 2023	8,574,220	3.8256	1.61	—

Forfeited	(499,720)	3.5350	—	—

Outstanding, December 31, 2024	8,074,500	3.8436	0.76	—

Expected to vest as of December 31, 2024	8,074,500	3.8436	0.76	—
Exercisable as of December 31, 2024	8,074,500	3.8436	0.76	—

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

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2022, 2023 and 2024 and the exercise price. The total intrinsic value was nil due to the higher exercise price compared to the Company’s common shares as of December 31, 2022, 2023 and 2024 and the exercise price.

For the years ended December 31, 2022, 2023 and 2024, the Company recorded share-based compensation in relation to continuing operations of US$1,022, US$120 and nil using the graded vesting attribution method.

(b)  Other share-based awards

Other than those disclosed above, for the years ended December 31, 2022, 2023 and 2024, the Company recorded share-based compensation expense of US$9,009, US$10,164 and US$7,873 for other subsidiaries, including those related to Shopline share options as referenced in Note 5.

27.  Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Numerator:
Net income (loss) attributable to common shareholders of JOYY Inc.	119,465	347,351	(147,624)
Dilutive effect of convertible bonds	11,740	8,653	—
Numerator for diluted income(loss) per share	131,205	356,004	(147,624)

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,439,390,191	1,308,695,642	1,157,854,559
Dilutive effect of convertible bonds	193,704,343	141,564,583	—
Dilutive effect of restricted stock	7,524,041	8,025,901	—
Dilutive effect of restricted share units	4,829,865	4,690,418	—
Denominator for diluted calculation	1,645,448,440	1,462,976,544	1,157,854,559

Basic net income (loss) per Class A and Class B common share	0.08	0.27	(0.13)
Diluted net income(loss) per Class A and Class B common share	0.08	0.24	(0.13)

Basic net income (loss)per ADS*	1.66	5.31	(2.55)
Diluted net income (loss) per ADS*	1.59	4.87	(2.55)
*	Each ADS represents 20 common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.  Basic and diluted net income per share (continued)

For the years ended December 31, 2022, 2023 and 2024, the following shares outstanding were excluded from the calculation of diluted net income (loss) per share, as their inclusion would have been anti-dilutive for the periods prescribed but which could potentially dilute EPS in the future.

	For the year ended December 31,
	2022	2023	2024

Shares issuable upon exercise of share options	9,414,400	8,574,220	8,074,500
Shares issuable upon exercise of restricted share units	—	—	16,134,095
Shares issuable upon exercise of restricted share	—	—	3,250,542
Shares issuable upon conversion of convertible bonds	—	—	—

28.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group
Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”)	Significant influence exercised by a principal shareholder of the Company
Shopline*	Investment with significant influence
Xiaomi Corporation (“Xiaomi Group”)	Controlled by a principal shareholder of the Company
*	Since September 6, 2022, Shopline became a subsidiary of the Group and ceased to be a related party of the Group.

During the years ended December 31, 2022, 2023 and 2024, significant related party transactions are as follows:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$

Bandwidth service provided by Guangzhou Sunhongs	1,513	1,382	1,614
Promotion expense charged from related parties	5,322	8,008	7,553
Loan to related parties	28,062	—	—
Payments on behalf of related parties, net of repayments	36,522	(1)	(9)
Others	2,862	1,309	1,092

As of December 31, 2023 and 2024, the amounts due from/to related parties are as follows:

	December 31,
	2023	2024
	US$	US$

Amounts due from related parties, current	810	467

Amounts due to related parties, current
Due to Xiaomi Group	2,377	1,193
Others	156	185

Total	2,533	1,378
*	Other receivables and payables from/to related parties are unsecured and payable on demand.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

(a)   Fair value measurement on a recurring basis

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2023 and 2024:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	—	274,846	—	274,846
Equity investment with readily determinable fair values (ii)	1,504	—	—	1,504
Available-for-sale debt investment (iii)	—	—	63,918	63,918
	1,504	274,846	63,918	340,268

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	—	288,589	—	288,589
Equity investment with readily determinable fair values (ii)	3,838	—	—	3,838
Available-for-sale debt investment (iii)	—	—	40,800	40,800
	3,838	288,589	40,800	333,227
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

(a)   Fair value measurement on a recurring basis (continued)

The following table presents the changes in Level 3 assets for the years ended December 31, 2022, 2023 and 2024:

Available-for-sale
debt investment
US$

Balance as of December 31, 2022	21,299
Reclassification (iv)	42,619
Balance as of December 31, 2023	63,918
Unrealized fair value change recognized in other comprehensive loss	(23,108)
Foreign currency exchange losses, net	(10)
Balance as of December 31, 2024	40,800
(iv)

The Company reclassified a preferred stock instrument from equity investment to available-for-sale debt investment due to changes made to the investment terms which provide the Company with the right to redeem the preferred shares at its option.

(b)   Fair value measurement on a non - recurring basis

The Company measures equity investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2022, 2023 and 2024, gain on fair value changes of investment of US$17,089, US$11,179 and loss on fair value changes of investment of US$587 due to the observable price change of the investment without readily determinable fair value.

The Group assesses the existence of indicators for other-than-temporary impairment of the equity investment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2022, 2023 and 2024, based on the Group’s assessment, an impairment charge of nil, nil and US$9,386 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

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

The Company has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing quantitative impairment test at the reporting unit level, the Company considers a number of factors including but not limited to expected future cash flows, growth rates and discount rates. The fair value of reporting units was determined using Level 3 inputs. See “Note 16” for more information on the inputs used to fair value our reporting units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

30.  Commitments and contingencies

(a)  Operating lease commitments

The operating lease commitments as of December 31, 2024 amounting to US$1,541 mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)  Capital commitments

As of December 31, 2023 and 2024, the Group had outstanding capital commitments totaling to US$244,917 and US$192,855, which consisted of capital expenditures related to properties and additional investments in equity investments, respectively.

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

31.  Dividends

On August 11, 2020, the board of directors approved a quarterly dividend policy for three years commencing in the second quarter of 2020. Under the policy, total cash dividend amount expected to be paid would be approximately US$300 million and quarterly dividends would be set at approximately US $25 million in each fiscal quarter. On November 20, 2020, the board of directors approved an additional quarterly dividend policy for three years, under which the total cash dividend amount expected to be paid would be approximately US$200 million and quarterly dividend would be set at approximately US$16.67 million in each fiscal quarter. Dividends are recognized when declared. Both quarterly dividend policies have expired, and there are no dividends payable as of December 31, 2024.

On March 19, 2025, the board of directors authorized a new quarterly dividend program under which a total of approximately US$600 million in cash will be distributed on a quarterly basis from 2025 to 2027. On the same day, under the new quarterly dividend program, the board of directors approved the declaration of a dividend of US$0.93 per ADS, or US0.0465 per common share, to holders of ADSs and holders of common shares, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately US$856,883 and US$744,087 for the Group’s VIEs as of December 31, 2023 and 2024, respectively, and US$189,743 and US$182,861 for the Group’s subsidiaries as of December 31, 2023 and 2024, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

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

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company are not required to be presented.

33.  Segment Reporting

There are two operating and reportable segments in the Group (defined in Note1 (a)), including “BIGO” and “All other” for the years ended December 31, 2022, 2023 and 2024. BIGO segment is the Group’s core business segment which primarily includes some of our social entertainment platforms including Bigo Live, Likee, imo and others. All other segment is the Group’s other business segment which primarily includes our social entertainment platform Hago, our smart commerce platform Shopline, certain audio live streaming platforms, and others. The CODM measures the performance of each segment based on metrics of revenues and net income and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

The CODM does not evaluate operating segments using asset or liability information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment:

For the year ended December 31, 2024:

	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	1,699,591	88,430	—	1,788,021
Others	288,749	162,597	(1,579)	449,767

Total net revenues	1,988,340	251,027	(1,579)	2,237,788

Cost of revenues(2)	(1,273,805)	(158,094)	314	(1,431,585)

Gross profit	714,535	92,933	(1,265)	806,203
Operating expenses(2)
Research and development expenses	(172,262)	(107,402)	924	(278,740)
Sales and marketing expenses	(247,722)	(85,711)	99	(333,334)
General and administrative expenses	(57,529)	(95,230)	242	(152,517)
Goodwill impairment	—	(454,935)	—	(454,935)

Total operating expenses	(477,513)	(743,278)	1,265	(1,219,526)

Gain on deconsolidation and disposal of subsidiaries	—	1,643	—	1,643
Other income	3,877	2,178	—	6,055

Operating income (loss)	240,899	(646,524)	—	(405,625)

Interest expense	(5,728)	(3,239)	4,120	(4,847)
Interest income and investment income	55,709	123,967	(4,120)	175,556
Foreign currency exchange gains (losses), net	1,453	(689)	—	764
(Loss) gain on fair value changes of investment	(33)	6,669	—	6,636

Income (loss) before income tax (expenses) benefits	292,300	(519,816)	—	(227,516)

Income tax (expenses) benefits	(19,571)	6,086	—	(13,485)

Income (loss) before share of loss in equity method investments, net of income taxes	272,729	(513,730)	—	(241,001)

Share of loss in equity method investments, net of income taxes	—	(1,637)	—	(1,637)

Net income (loss)	272,729	(515,367)	—	(242,638)
(1)

The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

	BIGO	All other	Total
	US$	US$	US$

Cost of revenues	716	1,004	1,720
Research and development expenses	6,394	6,014	12,408
Sales and marketing expenses	170	445	615
General and administrative expenses	781	7,676	8,457

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

For the year ended December 31, 2022:

	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	1,905,045	320,473	—	2,225,518
Others	91,976	94,267	(245)	185,998

Total net revenues	1,997,021	414,740	(245)	2,411,516

Cost of revenues(2)	(1,249,361)	(310,272)	245	(1,559,388)

Gross profit	747,660	104,468	—	852,128
Operating expenses(2)
Research and development expenses	(168,148)	(93,659)	—	(261,807)
Sales and marketing expenses	(311,545)	(88,890)	—	(400,435)
General and administrative expenses	(60,843)	(80,983)	—	(141,826)
Goodwill impairment	—	(14,830)	—	(14,830)

Total operating expenses	(540,536)	(278,362)	—	(818,898)

Other income	12,944	4,561	—	17,505

Operating income (loss)	220,068	(169,333)	—	50,735

Interest expense	(4,458)	(11,922)	3,610	(12,770)
Interest income and investment income	9,592	87,166	(3,610)	93,148
Foreign currency exchange gain (losses), net	13,120	(1,454)	—	11,666
Gain on disposal and deemed disposal of investments	—	4,113	—	4,113
Gain on fair value changes of investment	1,979	422,325	—	424,304
Gain on extinguishment of debt and derivative	—	63,378	—	63,378

Income before income tax expenses	240,301	394,273	—	634,574

Income tax expense	(14,433)	(20,142)	—	(34,575)

Income before share of loss in equity method investments, net of income taxes	225,868	374,131	—	599,999

Share of loss in equity method investments, net of income taxes	—	(498,431)	—	(498,431)

Net income (loss)	225,868	(124,300)	—	101,568
(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between BIGO and All other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33. Segment Reporting (continued)

(a)	The following table presents summary information by segment (continued):

	BIGO	All other	Total
	US$	US$	US$

Cost of revenues	3,341	4,844	8,185
Research and development expenses	14,012	11,158	25,170
Sales and marketing expenses	234	543	777
General and administrative expenses	4,416	5,548	9,964

(b)	The following tables set forth revenues and long - lived assets, net for the Company’s geographic operations:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues:
Developed countries and regions	866,107	968,225	1,206,679
Middle East	514,992	441,277	317,848
Mainland China	473,941	347,825	233,578
Southeast Asia and others	556,476	510,543	479,683

Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region, and Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

	As of December 31,
	2023	2024
	US$	US$
Long - lived assets, net:
Mainland China	705,589	770,349
Singapore	7,912	13,041
Others	23,422	39,905

34.  Subsequent Events

On February 25, 2025, the Company entered into agreements with Baidu, Inc. and closed the sale of its video-based entertainment live streaming business in mainland China (known as YY Live) to Baidu, Inc. for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021. On February 25, 2025, the Company received additional cash consideration of approximately US$240 million. The Company expects it will record an estimated net after-tax gain of approximately US$1.9 billion.