Form 20-F
period 2025-12-31
JOYY Inc.
filed 2026-04-28
CIK 1530238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 673,183,174 Class A common shares, par value US$0.00001 per share, and 326,509,555 Class B common shares, par value US$0.00001 per share, were outstanding as of December 31, 2025.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our growth strategies;
●	our ability to retain and increase our user base and expand our product and service offerings, including our ability to attract and retain customers in new initiatives such as advertising and smart commerce;
●	our ability to monetize our platforms;
●	our future business development, results of operations and financial condition;
●	competition from companies in a number of industries, including companies that provide social entertainment, advertising, and smart commerce solutions;
●	expected changes in our revenues and certain cost or expense items;
●	global economic, political, social and business conditions and their impact on the markets where we operate;
●	our expectations regarding the effects of existing and developing laws and regulations across different markets where we operate;
●	our ability to comply with evolving laws and regulations applicable to our businesses;
●	expected growth and trends of the markets where we operate;
●	our ability to incorporate emerging technologies, including AI, and their applications to our business, and/or to upgrade our existing technologies;
●	our ability to expand and/or enhance our global localized operational network;
●	our expectations concerning relationships with third parties;
●	our expectations regarding our dividend policy and share repurchase program, including future amounts of dividends and share repurchases; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Our Holding Company Structure

JOYY Inc. is a Cayman Islands holding company that does not have substantive operations of its own. Investors in JOYY Inc. are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. We conduct the majority of our business through our subsidiaries in Singapore, the United States, and other jurisdictions. As a result, JOYY Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations of the relevant jurisdictions. We currently operate in several key markets across the globe, including North America, Europe, the Middle East, Southeast Asia, and others.

We conduct a portion of our operations in mainland China, which accounted for 15.3%, 10.4% and 9.8% of our total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. Due to legal restrictions in mainland China on foreign investment in certain internet-related business, value-added telecommunication services and other-related businesses, we operate these businesses in mainland China through the VIEs, with which we have entered into contractual arrangements. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.” For the condensed consolidating schedule of financial information of JOYY Inc., the VIEs, the primary beneficiaries of the VIEs, and other equity subsidiaries, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Information Related to the Variable Interest Entities.” For risks related to the VIE structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—We are subject to risks related to our corporate structure in mainland China.”

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

Risks Related to Our Business and Industry

●	We are subject to risks associated with operating in rapidly developing industries and evolving markets.
●	If we fail to effectively manage our growth or implement our business strategies, our business and results of operations may be materially and adversely affected.
●	Our current businesses have a limited operating history, and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally may be exposed to or encounter, including possible volatility in the trading prices of our ADSs.
●	We generate a majority of our revenues from live streaming services. If user demand for our live streaming service decreases, or if we fail to serve user demand effectively, our results of operations may be materially and adversely affected.
●	We may face significant risks related to the content, information, communications and other activities on our platforms.
●	The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.
●	We generate a portion of our revenues from online advertising. If we fail to attract and retain advertisers, or if advertisers are less willing to advertise with us, our revenues may be adversely affected.
●	We generate a portion of our revenues from smart commerce solutions. If we fail to attract and retain merchants or to improve the functionality of our smart commerce solutions in a timely manner, our revenues, business, financial condition and results of operations may be adversely affected.
●	Changes in global or regional economic or social conditions, as well as changes in government policies, could materially and adversely affect our business, financial condition and results of operations.
●	We face risks related to geopolitical and social instability, as well as international trade and investment restrictions, which could increase our costs, disrupt our operations and adversely impact our business.
●	Our business may be subject to restrictions imposed by the governments on access to our services and on foreign investments, which could result in loss of users and increased compliance costs.
●	Our business is subject to complex and evolving laws and regulations across the globe regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, advertisers and merchants which could materially and adversely affect our business, financial condition and results of operations.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in the Jurisdictions Where We Operate

●	We are subject to the risks of doing business globally.
●	We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.
●	We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in multiple jurisdictions across the globe. Failure to comply with such applicable laws, regulations and rules may subject our global operations to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations.
●	Fluctuations in currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.
●	Our operations in mainland China are subject to complex and evolving laws and regulations.
●	We are subject to risks related to our corporate structure in mainland China.

Risks Related to Our ADSs

●	The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
●	We may be named as a defendant in putative shareholder class action lawsuits and may be subject to the SEC or third-party investigations which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
●	We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.
●	Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

We are subject to risks associated with operating in rapidly developing industries and evolving markets.

Our business and prospects depend on continued development of the global online social entertainment, advertising technology and smart commerce solution industries. The markets for our services are rapidly developing and evolving, and are subject to significant challenges. We cannot assure you that we will succeed in the industries in which we operate or that these industries will continue to grow.

As a growing number of entertainment, advertising or smart commerce solution options emerge that directly or indirectly compete with the services that we offer, these services may not maintain or see increases in their current popularity. Growth of the online social entertainment, advertising technology and smart commerce solution industries is affected by numerous factors, such as quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment, and macroeconomic environment. If the services that we offer lose their popularity due to changing social trends and consumer preferences, or if these markets do not grow as quickly as expected, our results of operation and financial condition may be materially and adversely affected.

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

Our current businesses have a limited operating history upon which to evaluate their viability and sustainability. We acquired BIGO, our core business segment, in 2019, launched BIGO Ads in 2019, and obtained control over Shopline in 2022. We have a relatively short history operating these businesses. Therefore, our recent results of operations may not provide a meaningful basis for evaluating our business, financial performance and future prospects. We may not be able to achieve similar growth rates in future periods as we had witnessed historically, including for each of our business offerings including BIGO Ads and Shopline. The actual performance of each of our business offerings may differ from our current expectations. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. We may again incur net losses and experience adverse impact on our results of operations brought on by our new businesses in the future and you should consider our prospects in light of the risks and uncertainties which early-stage companies in evolving industries globally with limited operating history may be exposed to or encounter, including risks associated with being a public company with global business operations. See “—Risks Related to Our ADSs—The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.”

Although our core business segment BIGO has started to generate profit since 2021, the consolidation of Shopline’s financial results starting from September 6, 2022 adversely affected our financial results as Shopline has been incurring net losses and may continue to have similar impact on our results of operations in the future. In 2024 and 2025, our All other segment (which includes Shopline) recognized sizable net operating losses, despite consistent net operating incomes achieved by the BIGO segment.

Our profitability is also affected by other factors beyond our control, such as the continual development of the industries in which we operate in multiple countries, changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner. We may incur significant costs and expenses in many aspects of our business, such as sales and marketing expenses to acquire users, merchants or advertisers and raise our brand awareness, as well as research and development costs to update existing services, launch new services, and rising bandwidth costs to support our social entertainment, advertising and smart commerce solution functions, grow our user base and generally expand our business operations. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer such services on commercially acceptable terms. Our ability to finance our planned expansion also depends in part on our ability to attract new customers and increase the average revenue per customer, and successfully compete in a very competitive market. We may incur net losses in the future.

We generate a majority of our revenues from live streaming services. If user demand for our live streaming service decreases, or if we fail to serve user demand effectively, our results of operations may be materially and adversely affected.

A majority of our revenues are generated from live streaming services. For the year ended December 31, 2025, revenues from live streaming constituted 72.0% of our total net revenues. While we have made solid progress exploring and diversifying our revenue streams, particularly with the growth of our advertising technology platform, BIGO Ads, we expect that the majority of our revenues will continue to be contributed from live streaming services in the near future. If user demand for our live streaming service decreases, or if we fail to serve user demand effectively, we may experience declines in live streaming revenues which may materially and adversely affect our results of operations. See “—The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.”

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

Our BIGO Ads platform help advertisers deliver advertisements on BIGO’s social apps, such as Likee and imo, and on properties of our network partners. Despite our policies, our platform may be misused by advertisers to deliver prohibited, restricted, or inappropriate content, or content that otherwise fails to adhere to country-specific laws, rules, or regulations. We also work with advertisers that operate in certain regulated industries and markets, each of which imposes additional legal and regulatory requirements on these advertisers, which they may not comply with. On the other end, our platform may also be misused by publishers that attempt to monetize prohibited, restricted, or inappropriate content, and the publishers may engage or attempt to engage in fraudulent or other unlawful activity in violation of our policies. Any of the above may from time to time cause us to incur losses, impose additional operational costs to protect our platform, trigger additional law enforcement or other inquiries, put our reputation at risk, and otherwise adversely affect our business, financial condition, and results of operations.

As our global operations continue to expand, we face significant challenges to ensure the content and communications on our platform are compliant with local jurisdiction’s regulatory framework and social environment, many of which could be substantially different from each other due to the differences in, among others, the legal system, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions to the content we presented. In addition, the regulatory framework for live streaming, short video or video communication, advertising and smart commerce solution business is still developing and remains uncertain in several countries where we have operations, including, but not limited to, countries and regions such as Saudi Arabia, Vietnam, Malaysia, Indonesia, India and mainland China. New laws and regulations may also be adopted from time to time to address new issues that come to the government authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regime, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties, including fines, discontinuation restriction of our operations as well as reputation damage. Cultural differences may also impose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in multiple jurisdictions across the globe. We have experienced incidents in the past where our application was temporarily suspended in certain markets due to inappropriate content being displayed on our platform. We have also received claims in connection with intellectual property infringement and entered into settlement or license agreements with third parties or are in the process of negotiating such agreements with third parties to resolve such claims. Such incidents or similar incidents related to our failure to comply with laws, regulations and rules in multiple jurisdictions across the globe could materially and adversely affect our business, results of operations, global reputation and global growth efforts. Requirements of entering into license or settlement agreements may also significantly increase our costs of operations and adversely affect our business results. In addition, each jurisdiction may have a different regulatory framework, implementation and enforcement for live streaming, short video or video communication business and smart commerce solution business, which may substantially increase our compliance costs to obtain, maintain or renew requisite licenses and permits or fulfill any required administrative procedures.

The revenue model for each of our live streaming and our membership program may not remain effective, which may affect our ability to retain existing users and attract new users and materially and adversely affect our business, financial condition and results of operations.

We offer live streaming services to our users through multiple platforms using a virtual items-based revenue model whereby users can make real-time broadcast to share life moments, show their talents, interact and send virtual gifts, and enjoy fun live sessions with people worldwide. We have generated, and expect to continue to generate, a majority of our live streaming revenues using this revenue model in the near future. Our live streaming business has declined in recent years, and we cannot assure you that we will be able to achieve a strong growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

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

We generate a portion of our revenues from online advertising. If we fail to attract and retain advertisers, or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

We generate a growing portion of our revenues from online advertising, with its percentage contribution growing from 14.4% in 2024 to 20.8% in 2025. We offer advertising services substantially through contracts entered into with advertisers, third-party advertising agencies, and third-party apps where the advertisements can be displayed (which we refer to as our network partners), and by way of displaying advertisements or providing promotions integrated into the programs, shows or other content offered on our platforms or our network partners’ properties.

Our advertising revenues partly depend on the continual development of the online advertising industry and advertisers’ allocation of budgets to internet advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels for online advertising, such as more established internet portals or search engines, over advertising on our platforms. Our ability to increase our online advertising revenues and our profitability and prospects can be influenced by numerous other factors, including (i) growth and trends of the global online advertising market, (ii) our ability to grow our user base and user engagement, particularly for our products that deliver advertisement impressions, (iii) our ability to capture and retain a sufficient share of that market, (iv) our ability to expand our advertiser base into new markets, (v) our ability to improve the effectiveness of advertising on our platforms and enhance our content recommendation algorithms, (vi) our ability to maintain or increase advertiser demand and third-party publisher supply, the quantity, or quality of advertisements shown to users, or our pricing of advertisements, (vii) mobile app changes or inventory management decisions we may make that change the size, format, frequency, or relative prominence of advertisements displayed on our apps, (viii) the development and success of technologies designed to block the display of advertisements or block our ad measurement tools, (ix) decisions by clients to reduce their advertising due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to negative publicity, regardless of its accuracy, involving us, our user data practices, advertising metrics or tools, our advertising solutions or apps, or other companies in the advertising industry, (x) our ability to recruit, train and retain talented employees to support our online advertising business, (xi) changes to the content or application of third-party policies that limit our ability to deliver, target, or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google; and (xii) the pricing of our advertising services.

On the network partner side, we provide network partners with software development kits (“SDKs”) to efficiently monetize their user traffic. Our platform connects to a massive user base through these SDK integrations. However, if we fail to grow or retain our SDK coverage, if our partners remove our SDK or restrict its functionality, or if integration quality suffers (e.g. due to privacy related restrictions), our access to attractive ad placement opportunities may decline. Reduced coverage can constrain our scale in key geographical regions and verticals, reduce ad performance for advertisers, and limit our ability to attract and retain advertisers.

On the advertiser side, we address the needs of customers across diverse industry verticals and performance objectives. Our advertisers’ requirements are not “one-size-fits-all”, and require vertical-specific features, workflows and tools. If we do not develop and maintain solutions tailored to these diverse needs, and keep pace with evolving vertical standards, we may experience advertiser attribution and slower revenue growth. In addition, advertisers frequently seek to collaborate with multiple advertising service providers and distribute advertisements across various channels. As a result, we face intense competition not only from online platforms and mobile service providers, but also from traditional advertising channels. Some of our competitors have greater resources, stronger online presence and more operating experience in advertising industry than we do. If we fail to deliver advertising services in an effective manner, or if advertisers believe that our platforms do not deliver sufficient returns compared to our competitors, they may decide to discontinue their collaboration with us. We cannot assure you that we will be able to retain existing advertisers, advertising agencies or network partners or attract new advertisers, advertising agencies or network partners. Although we have framework agreements with third-party advertising agencies, these advertising arrangements may be easily amended or terminated without incurring liabilities. If we fail to retain existing advertisers, advertising agencies and network partners or attract new advertisers, advertising agencies or network partners, or any of our current advertising methods or promotion activities become less effective, our business, financial condition and results of operations may be adversely affected.

Our advertising solutions rely on proprietary neural network engines whose performance depends on the volume, quality and freshness of training data—if the “data flywheel” slows or stalls, our ad delivery performance and results of operations could be adversely affected.

Our BIGO Ads platform leverages our proprietary neural network engines to predict user conversion likelihood, optimizes bids and budgets, and ranks ad inventory based on observed and inferred signals. The effective performance of our platform leverages a continuous “data flywheel”, in which higher ad request volumes, conversion feedback and high-quality attribution data enable model improvement, which in turn enhances ad placement performance and attracts additional demand and supply. Reductions in the volume, quality, timeliness or accessibility of training data, whether due to platform policy changes, evolving privacy regulations, increased use of device- or browser-level privacy controls, or fraudulent traffic, can impair model learning, reduce prediction accuracy and increase variance in ad placement outcomes. In addition, if our algorithms and systems do not improve at the pace we anticipate, or if their performance declines due to reduced or lower-quality training data, our advertisers may lower their budgets or pause their ad placements with us, our take-rates could come under pressure, and our revenue growth and margins could be adversely affected.

More fundamentally, we require highly technical and complex software and hardware to store, retrieve, process and manage immense amounts of data. The software and hardware on which we rely may contain errors, bugs, vulnerabilities or defects, and our systems are subject to technical limitations that may compromise our ability to meet our objectives. Any error, bug, vulnerability or defect in the software and hardware on which we rely, or failures to identify and address them, may lead to adverse outcomes including bad algorithm and system performance, damage to our reputation, increased product engineering expenses, any of which could adversely affect our business, financial condition and results of operations. See also “—We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.”

Changes in privacy laws, platform policies and industry frameworks could limit data collection, attribution and targeting and may adversely affect the performance and monetization of our advertising solutions.

Our advertising services depend on collecting, processing, and analyzing signals from our apps and third‑party properties to help advertisers acquire and retain users and to help publishers monetize. However, the use of data in connection with advertising activities have received increasing regulatory and industry attention. Apple’s App Tracking Transparency (ATT) framework requires user opt‑in before permitting cross‑app tracking and access to Identifier for Advertisers (IDFA). This framework, together with Apple’s related policy enforcement, has reduced the availability and quality of signals historically used for ad targeting, optimization, and measurement. Similarly, Google’s Privacy Sandbox initiatives for Android and Chrome introduce new APIs and limitations intended to protect user privacy while supporting advertising use cases. Changes to platform‑provided identifiers, attribution windows, measurement methodologies, and API access may reduce the quantity and granularity of data available to us and our customers, require product re‑engineering, increase compliance and integration costs, and impair campaign performance and advertiser return on ad spend. Moreover, end‑users can more easily implement privacy controls and tracking limitations, and advertisers, browsers, operating systems, and mediation partners may adopt more restrictive defaults over time. Our ability to adapt our products and data pipelines, maintain performance under these constraints, and secure the necessary user permissions is critical. If we are unable to do so in a timely and effective manner, our advertisers may reduce budgets or shift spend to competing channels, our publisher partners may perceive reduced yield, and our business, financial condition and results of operations could be adversely affected.

We may be unable to prevent all forms of ad fraud and invalid traffic, which could harm the performance of our advertising solutions, damage our reputations, and adversely affect our results of operations.

Our advertising platform is exposed to potential fraudulent or malicious activity, including sophisticated bot-nets, click or install inflation, and other forms of invalid traffic. Bad actors may disrupt or manipulate the operation of our system or the systems and devices of our customers and their users in order to misappropriate information, generate fraudulent billings, stage cyberattacks or for other illicit purposes. They may also introduce malware through our platforms to commandeer or gain access to information of our customers or partners. BIGO Ads have partnered with industry professionals such as Pixalate, a global leader in ad fraud traffic monitoring, to combat invalid traffic, comprehensively enhance the governance of our ads ecosystem, strengthen authenticity verification, optimize risk filtering mechanisms and jointly promote a more transparent, trustworthy, and reliable mobile advertising environment. However, our efforts may not eliminate all fraud, may be circumvented, and may generate false positives that affect legitimate traffic, which are circumstances that our competitors may also encounter. Failure to detect or prevent invalid traffic can result in reduced advertising revenue for legitimate apps of our customers. Repeated or material incidents could also cause advertisers to pause or terminate their collaboration with us, harm our brand reputation, and adversely affect our results of operations.

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

Changes in global or regional economic or social conditions, as well as changes in government policies, could materially and adversely affect our business, financial condition and results of operations.

We have businesses in diverse global markets and are subject to risks associated with doing business internationally. Our business, financial condition and results of operations may be influenced to a significant degree by economic and social conditions, and government policies related to the markets where we operate. A general slowdown in the global economy, increased volatility, or inflation could adversely affect our business, financial condition and results of operations. Changes in consumer behavior due to adverse economic conditions may also negatively impact us as such developments could lead to a decrease in consumer spending and reduction in demand for our products and services, which may adversely affect our business, financial condition, results of operation or competitive position.

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

We face risks related to geopolitical and social instability, as well as international trade and investment restrictions, which could increase our costs, disrupt our operations and adversely impact our business.

Some of the markets where we operate have experienced, and may in the future experience, geopolitical and social instability, including strikes, demonstrations, protests, marches, other types of civil disorder, war or armed conflict, refugee migration or other types of unrests. For example, the ongoing geopolitical tensions related to the Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the strait of Hormuz and the Red Sea have resulted in significant disruptions to supply chains, logistics, and business activities globally. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. While we operate in a number of jurisdictions which limit our exposure to disruptions in any single market, the above and other instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our operations or the business activities of our ecosystem participants, or affect our ability to expand or retain our user base.

Moreover, international political tensions have escalated and continue to subject us to uncertainties with respect to a wide range of issues. In recent years, the U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, restrictions on outbound investment, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. For example, sanctions and export control measures are unilaterally imposed by the U.S. or other jurisdictions from time to time. On September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) issued an immediately effective interim final rule that, among others, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. This rule is currently suspended for one year. However, if implemented, these measures are expected to have significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. or other jurisdictions, our business may be adversely affected.

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

Our business may be subject to restrictions imposed by the governments on access to our services and on foreign investments, which could result in loss of users and increased compliance costs.

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

On February 28, 2024, the Biden administration issued Executive Order 14117 on “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” The order seeks to prohibit and restrict certain data transactions involving the transfer of U.S. sensitive personal data between U.S. persons and covered countries of concern or covered persons. Covered countries of concern are defined to include China (including Hong Kong and Macau), Cuba, Iran, North Korea, Russia and Venezuela, and covered persons are defined to include companies owned by, controlled by or subject to the jurisdiction or direction of a country of concern. Since we conduct a portion of our operations in China, we cannot assure you that we will not be deemed to be a covered person. To the extent that we become subject to the order, we may incur substantial costs to ensure our compliance. Failure to comply with the order may result in significant fines and regulatory investigations, and could materially and adversely affect our business operations.

Under Personal Data Protection Act 2012 of Singapore, as amended from time to time, when an organization collects personal data, it must procure the individual’s consent to the collection, use and disclosure of his/her personal data. Individuals have clearly defined rights, such as the right to access their personal data, request information on how their personal data has been used, and correct any inaccuracies in the personal data held by the organization. The organization should designate a Data Protection Officer for this purpose. Indonesia, Vietnam and Malaysia also enacted legislation providing protection on personal data, the general principles of which are substantially similar. For details, see “Item 4. Information on the Company—B. Business Overview—Regulations in Multiple Jurisdictions Where We Operate—Regulations on Data Privacy and Protection.” Furthermore, we may also be subject to the Digital Personal Data Protection Act, 2023 of India (the “DPDP Act”), which came into effect in phases starting from November 13, 2025, together with the Digital Personal Data Protection Rules, 2025. The DPDP Act imposes obligations on data fiduciaries, including requirements to obtain free, specific, informed, and unconditional consent from data principals for processing their personal data, to implement reasonable security safeguards, to notify personal data breaches to the regulatory authority and affected principals, and to comply with cross-border data transfer restrictions. Violations may result in significant penalties. The earlier Information Technology Act 2000 remains partially in force during a transition period (Section 43A thereof is scheduled for repeal 18 months after November 13, 2025), and its provisions on criminal punishment for unauthorized disclosure of personal information (Section 72A) and safe harbor for intermediaries (Section 79) may continue to apply until fully superseded. As our global expansion evolves, we may incur additional costs for the compliance with these legislations and be exposed to additional risks and challenges in our ordinary course of business. Also, we may, from time to time, be subject to data protection regulations from additional jurisdictions, which may impose additional and more stringent requirements.

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

The development of AI technologies may lower the barrier of entry and enable competitors to potentially replicate or improve upon the kind of offerings we provide. Widespread adoption of agentic AI technologies could also reduce demand for our offerings. While we believe we have developed core competitive strengths that are hard to be disrupted or displaced by AI, we cannot assure you that our business will not be adversely affected by the development of AI. We are integrating AI into our businesses. However, we may not adopt AI as quickly or effectively as we expect, and our competitors may adopt AI more quickly or effectively than we do. For details, see “—We may not be successful in adopting, implementing or incorporating new technologies, such as artificial intelligence, into our product offerings.”

Our competitors primarily include global short video platforms such as TikTok, and certain regional live streaming platforms. We also compete with other independent advertising technologies platforms such as AppLovin and Unity, which provide marketing and monetization solutions. We also face competition from companies that provide smart commerce solutions for merchants, such as Shopify. We may offer new products and services, develop new features and functionality of our platforms or enhance existing ones, which may subject us to increased or additional competition. We may also periodically change or remove new features and functionality, optimize our operational efficiency and increase monetization efforts, which may not be well received and lead to a decrease in the number of users on our platforms. We may also face potential protectionist policies, political measures or regulatory challenges that are more supportive of local players in such markets, which may, among other things, hinder our ability to compete effectively in such markets.

If we are not able to effectively compete in any of our lines of business, our business, results of operations and financial condition could be negatively impacted. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, we are currently involved in certain legal disputes with our competitors. We do not believe our competitors’ claims against us are of merit or material. However, these disputes and potential future disputes with competitors may result in negative publicity to us, regardless of the veracity or outcome of the disputes. They may harm our reputation or brand image and in turn stall the growth of or even lead to reductions in the number of our users, advertisers, and merchants in the affected markets. Any measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

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

With respect to our advertising business, our BIGO Ads platform relies on our backend systems and on third-party providers. Third-party service interruptions or performance issues—whether due to cyberattacks, capacity constraints, configuration errors, or force-majeure events—can cause interruptions to our services, impair advertiser relationships, and adversely affect our business operations. If third-party providers materially change their pricing, terms or service availability, we may not be able to replace them on commercially reasonable terms or in a timely manner. In addition, we generate a majority of our online advertising revenues through agreements entered into with various third-party advertising agencies that represent advertisers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers. If we fail to retain and enhance our business relationships with these third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected.

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

Technology is essential to our business success. We have integrated artificial intelligence, or AI, and data analytics into all critical aspects of our services and broader business operations. However, new technologies may evolve quickly, with AI technologies undergoing significant development recently. Our future success depends in part on our ability to adapt to trends and to innovate. If we do not adapt to, and appropriately allocate our resources among, emerging technologies, our business, financial condition and results of operations may be adversely affected. To adopt a new technology, we must invest financial resources and management attention. We may invest significant resources in a new offering, which could prove unsuccessful or prevent us from directing these resources towards other opportunities. We may never recover the often-substantial up-front costs of developing and adopting emerging technologies, or recover the opportunity cost of diverting management and financial resources. Furthermore, our competitors may adapt an emerging technology more quickly or effectively than we do.

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

We have adopted several share incentive plans and granted share-based compensation awards pursuant to the plans, including share options, restricted shares and restricted share units, to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As of March 31, 2026, options to purchase 8,074,500 Class A common shares, 1,308,825 restricted shares and 35,152,532 restricted share units were outstanding under our share incentive plans. As a result of these grants and potential future grants, we had incurred in the past and expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for certain share-based compensation awards granted in the past using a graded-vesting method and recognize expenses in our consolidated statements of operations in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation materially increased our net losses or reduced our net income in the past, and may reduce our net income in the future. In addition, any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of the share-based compensation schemes, we may not be able to attract or retain key personnel who expect to be compensated by options, restricted shares or restricted share units.

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

We may not be able to adequately protect our intellectual property or prevent unauthorized use or misappropriation of our data and technology, which could harm our business, financial condition and results of operations.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We may not be able to detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical products, services or technologies, and our business, financial condition, results of operations or prospects may be harmed. In addition, defending our intellectual property rights may entail significant expense.

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

In addition to the broader risks to our intellectual property described above, competitors and other third parties may register trademarks or domain names that are similar to our trademarks or domain names or purchase keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such activity is inherently difficult. If we are unable to prevent such activity, competitors and other third parties may continue to drive potential online customers away from our platforms to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

We may also not be able to successfully halt the operations of platforms that aggregate our data as well as data from other companies, including social networks, or “copycat” platforms that have misappropriated our data in the past or may misappropriate our data in the future. From time to time, third parties have misappropriated our data through scraping our platforms, robots or other means and aggregated this data on their platforms with data from other companies. In addition, historically “copycat” platforms or client applications had misappropriated data on our platforms, implanted Trojan viruses in user PCs or mobiles to steal user data from our mobile applications and attempted to imitate our brand or the functionality of our platforms. When we became aware of such platforms, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such misappropriation in a timely manner and, even if we could, technological and legal measures may be insufficient to stop all such misappropriation. In those cases, our available remedies may not be adequate to protect us against such misappropriation. Regardless of whether we can successfully enforce our rights against these third parties, any measures that we may take could require significant financial or other resources from us. Those third parties may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

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

Computer hackers, governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises our user data, including identification or contact information. Any disruption to our computer systems could have a material adverse effect on our on-site operations and ability to retain and attract users.

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

Our management have concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm has issued an audit report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We believe that we are not a Singapore tax resident for Singapore income tax purposes. However, our tax residence status is subject to determination by the Inland Revenue Authority of Singapore, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If the Inland Revenue Authority of Singapore determines that we are a Singapore tax resident for Singapore income tax purposes, the portion of our single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief, where Bigo Technology Pte. Ltd., or Bigo Singapore, is entitled to enjoy the beneficial tax rate of 5% as the incentive for the years 2018 through 2025, and 10% for the years 2026 through 2027. If we are regarded as a Singapore tax resident, any dividends received or deemed received by us in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if we are considered a Singapore tax resident, dividends paid to the holders of our common shares and ADSs will not be subject to withholding tax in Singapore. Regardless of whether or not we are regarded as a Singapore tax resident, holders of our common shares or the ADSs who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our common shares or the ADSs if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our common shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our common shares or the ADSs is considered by the Inland Revenue Authority of Singapore as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by the Inland Revenue Authority of Singapore as capital gains in nature. See “Item 10. Additional Information—Taxation—Singapore Taxation.”

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the relevant tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our financial condition and results of operations could be materially and adversely affected.

According to the applicable provisions under Singapore law, corporations that are engaging in new high-value-added projects, expanding or upgrading their operations, or undertaking incremental activities after their pioneer period may apply for their profits to be taxed at a reduced rate of 5%, at minimum, for an initial period of up to ten years. The total tax relief period for each qualifying project or activity is subject to a maximum of 40 years (inclusive of the post-pioneer relief period previously granted, if applicable). Bigo Singapore was approved for such preferential tax treatment, enabling it to enjoy the preferential tax rate of 5% for the years 2018 through 2025, and 10% for the years 2026 through 2027. However, Bigo Singapore will need to re-apply for the incentive qualification renewal in 2028. If Bigo Singapore fails to maintain its qualification for preferential tax treatments, its applicable enterprise income tax rate may increase to the applicable standard tax rate, which could materially and adversely affect our financial condition and results of operations.

Furthermore, there can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. For example, the Organization for Economic Cooperation and Development’s 2021 announcement of the Inclusive Framework on Base Erosion and Profit Shifting, along with the Pillar Two Model Rules establishing a global minimum tax of 15% for large multinational corporations, further complicates the tax landscape. Subsequent to this announcement, various administrative guidelines have been released. Several tax jurisdictions have either implemented legislation to adopt elements of the Pillar Two Model Rules, commencing in 2024 with additional components to follow in subsequent years, or have outlined intentions to do so in the future. Specifically, the implementation of the Singapore Pillar Two Law is expected to increase our reported tax expenses beginning in 2025. We will continually assess the implications of such legislative changes in the jurisdictions where we operate. Given the uncertainties surrounding the rules and their implementations, our results of operation and financial condition may be materially and adversely affected.

Our operations in mainland China are subject to complex and evolving laws and regulations.

We conduct a portion of our operations in mainland China, which accounted for 15.3%, 10.4% and 9.8% of our total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. These operations are subject to complex and evolving laws and regulations of mainland China to the extent applicable.

The legal system of mainland China is based on written statutes and prior court decisions may be cited for reference but have limited precedential weight. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights in mainland China. The interpretation and implementation of laws and regulations may involve procedural steps and judicial practices that evolve over time, which may create inherent uncertainties regarding the outcome of such proceedings. Furthermore, the regulatory environment in mainland China is continuously developing. The interpretation of laws may be influenced by prevailing industry policies and regulatory guidance. While the transparency of the legal system has significantly improved, the application of certain rules and policies in specific cases may still involve interpretative complexities. Any such uncertainties, including those related to the scope and effect of our contractual, property (including intellectual property), and procedural rights, could impact our business operations and the results of our legal protections.

Specifically with respect to the internet industry, the mainland China government has adopted extensive regulations. These internet-related regulations are evolving and their interpretation involves uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Permits, licenses or operations held by some of our subsidiaries or the variable interest entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to renew certain permits or licenses. As of the date of this annual report, our subsidiaries and the variable interest entities in mainland China have obtained the requisite licenses and permits from the mainland China’s government authorities that are material for the continuing business operations in mainland China, including, among others, the Internet Culture Operation License, the Value-added Telecommunications Business Operation License (ICP License), the Radio and Television Program Production and Operating Permit and the License for Online Transmission of Audio-Visual Programs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant mainland China’s government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. Furthermore, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, and additional licenses may be required for our operations in mainland China as a result. If our operations in mainland China do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

Laws and regulations of mainland China prohibit or restrict foreign investment in certain internet-related business, value-added telecommunication services, internet cultural services, audio-visual program transmission services and other-related businesses. Accordingly, we operate these businesses in mainland China through the variable interest entities, the structure of which is used to provide investors with exposure to foreign investment in companies based in mainland China where laws and regulations prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our subsidiaries and the variable interest entities in mainland China as well as their shareholders to direct the business operations of the variable interest entities. Revenues contributed by the variable interest entities and their subsidiaries accounted for 13.3%, 9.9% and 8.7% of our total net revenues for the year ended December 31, 2023, 2024 and 2025, respectively.

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

The trading prices of our ADSs ranged from US$37.53 to US$67.85 in 2025. The trading prices of our ADSs are likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies in the global online entertainment, advertising technology or smart commerce solution industries or with business operations located mainly in the same markets as ours. The sale of a significant number of the ADSs, common shares or other equity securities in the public market, or the perception that such sales may occur, could also materially and adversely affect the market price of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of certain companies’ securities after their offerings, including companies in internet, social networking, advertising technology or smart commerce solution businesses, may affect the attitudes of investors toward other companies listed in the United States in the same sector, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other companies may also negatively affect the attitudes of investors towards companies in the same sector or in the same market in general, including us, regardless of whether we have engaged in such practices. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for the current taxable year and possibly for future taxable years, which could subject United States holders of our ADSs or Class A common shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Due to the disparate voting powers attached to these two classes of common shares, as of March 31, 2026, Mr. David Xueling Li and his respective affiliates, held 86.8% of the total voting power of our company and have considerable influence over all matters requiring a shareholders’ vote, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2026, Mr. David Xueling Li, our co-founder and director, and his affiliates, held 86.8% of the total voting power. Mr. David Xueling Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. Li could violate the terms of his non-compete or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders.

Additionally, Mr. Jun Lei, one of our major shareholders who beneficially owned 12.2% of our outstanding shares as of March 31, 2026, has delegated the voting rights of the shares that he holds in our company to Mr. Li. Mr. Lei is active in making investments in internet companies and currently holds direct and indirect interests in Xiaomi and other entities that may have businesses competing with ours. Xiaomi Corporation (HKEX: 1810) is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core, which also offer online performance and live broadcasting services. Mr. Lei may, in the future, acquire additional interests in businesses that directly or indirectly compete with some of our lines of business or that are our suppliers or customers. Furthermore, Mr. Lei may pursue acquisitions or make further investments in our industries which may conflict with our interests. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Item 6. Directors, Senior management and Employees—E. Share Ownership.”

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of March 31, 2026 we had 681,126,029 Class A common shares (excluding 525,608,415 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act regulating liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Although our board of directors has authorized a currently effective share repurchase program, which was approved in March 2025 and authorized us to repurchase up to US$300 million of our shares until the end of 2027, the program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The specific timing and amount of any share repurchases, and the specific timing and amount of any future dividend payments, will depend on prevailing share prices, general economic and market conditions, company performance, and other considerations. We cannot guarantee that the repurchase program will be fully consummated. The repurchase program and future dividend payments could affect the trading price of our ADSs and increase volatility, and any announcement of a termination of the repurchase program or dividend payments, may result in a decrease in the trading price of our ADSs. In addition, repurchase programs and future dividend payments will diminish our cash reserves.

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

Since our inception, we have undergone significant strategic transformations, evolving through three distinct operational phases to transition from a regional market leader to a global social entertainment company, and finally into a globally diversified multi-engine technology ecosystem.

Phase 1.0: Foundations in Mainland China (2005–2014). During this initial period, we focused on the development of the social entertainment industry in mainland China. We successfully incubated and scaled several market leading platforms including YY Live and Huya, establishing a leadership position in real-time video engagement and livestreaming technology within the PRC market.

Phase 2.0: Strategic Globalization (2014–2021). In 2014, foreseeing massive global opportunities, we initiated a proactive globalization strategy to capture opportunities in international markets. This expansion was anchored by our investment in, and the subsequent full acquisition of, BIGO in March 2019. This milestone integrated a high-growth global product matrix into our portfolio and established an extensive localized operational network, giving us an in-depth presence across Asia, North America, the Middle East, and Europe. To streamline our strategic focus on global operations, we divested Huya and YY Live, in 2020 and 2021, respectively.

Phase 3.0: Transition to a Multi-Engine Growth Ecosystem (2022–Present). Beginning in 2022, we entered a new strategic phase, characterized by the structural diversification of our revenue streams and the scaling of our business-to-business (B2B) technology suite. Fueled by the launch of BIGO Ads Audience Network and the strategic consolidation of Shopline in August 2022, we are transitioning into a multi-growth engine ecosystem. Today, we leverage our foundational social entertainment engagement to empower programmatic advertising and omnichannel smart commerce solutions, to capture structural value across the global digital economy.

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

Overview

We are a global technology company with a mission to enrich lives through technology, leveraging a proprietary technology stack to bridge social interaction, programmatic advertising, and omnichannel smart commerce.

We are a leader in the global social entertainment sector. Through our social product matrix and communication technology, we enable people to connect with friends and family, discover and explore their interests, and share their experiences and ideas with a global audience through photos, audio, and videos. We serve a global user base of 272.1 million monthly active users as of the fourth quarter of 2025, covering North America, Europe, the Middle East, Southeast Asia, and more, through our diverse product matrix covering live streaming, short videos, instant messaging, casual games, and beyond. Several of our social apps ranked among the Top 10 in terms of consumer spending in various geographic regions in which we operate, according to data.ai.

We are transitioning from a specialized social entertainment platform into a globally diversified technology ecosystem powered by multiple growth engines. We have been exploring innovative technologies and initiatives to further expand our offerings beyond social entertainment, tapping into new addressable markets worldwide. We are actively scaling our B2B technology stack, resulting in a strategic expansion of our non-live streaming revenues in 2025, primarily from advertising and smart commerce. In 2025, our total non-livestreaming revenue increased by 32.2% year over year, contributing 28.0% of total group revenue, up from 20.1% in the prior year.

The long-term value of JOYY lies in our full-stack synergies, which was derived from the interconnectivity of our social data, advanced and continuously optimizing advertising algorithms, and comprehensive smart commerce solutions, which together form an integrated flywheel of user engagement and monetization.

Core Global Social Entertainment Products

●	Live streaming platform: Bigo Live is a leading global social live streaming platform. Bigo Live provides an interactive online stage for global users to host and watch live streaming sessions, share their life moments, showcase their talents and interact with people around the world. Bigo Live has an extensive presence in North America, Europe, the Middle East and Southeast Asia, among others.
●	Instant messenger: imo is a global instant messenger that provides audio and video communication services. It offers frictionless audio and video calls and other communication tools such as group calls, document sharing and more, catering to a variety of personal and business communication needs. imo has attracted a growing and highly engaged user base in South Asia and the Middle East.
●	Short video platform: Likee is a global short video social platform. Likee empowers its users to easily discover, create and share short videos, with simple, all-in-one powerful video creation tools and personalized feeds. Likee has a presence in the Middle East, Europe, and Southeast Asia.
●	Social networking platform: Hago is a social networking platform. It offers over 600 casual games, integrating social features such as audio and video multi-user chatrooms and 3D virtual interactive party games, which encourage users to establish and strengthen connections while having fun. Hago has a presence in Southeast Asia, the Middle East and South America.

Strategic Growth Engines: Advertising and Smart Commerce

●	Advertising platform: BIGO Ads is an AI-powered programmatic advertising platform. Launched to provide one-stop marketing and monetization solutions, it leverages deep learning, real-time bidding, and smart bidding models (such as oCPC and ROAS optimization) to enable brands to scale user acquisition and app developers to effectively unlock monetization potentials through connecting premium global demand.

●	Smart commerce solution provider: Shopline is a global smart commerce platform that offers solutions and services empowering merchants to create and grow their brands online and reach customers worldwide across different sales channels including e-commerce platforms, social commerce and physical retail stores. Shopline provides an end-to-end solution for global commerce, integrating enterprise-grade storefront management, localized and cross-border payment processing (Shopline Payments), logistics, inventory control, and automated marketing tools. Shopline has helped merchants in diverse industries to launch and scale their online businesses.

Business Model

We generate revenue through a diversified mix of global social engagement and business-to-business (B2B) technology solutions.

Our core global social entertainment platforms, including Bigo Live, Likee, Hago and imo, primarily utilize a virtual item-based monetization model. Users engage in real-time social interactions, purchase virtual currency to send gifts to performers during real-time livestreaming sessions or subscribe to premium membership services that offer exclusive status and privileges. In 2025, virtual tips for live streaming accounted for 72.0% of our revenues.

Our B2B growth engines, primarily BIGO Ads and Shopline, have structurally optimized our revenue mix by expanding our reach into programmatic advertising and omnichannel smart commerce. BIGO Ads generates revenue through comprehensive advertising solutions, leveraging our proprietary programmatic technology to monetize first-party traffic from platforms like imo and Likee, as well as third-party inventory through the BIGO Audience Network. In 2025, advertising revenues, primarily BIGO Ads, accounted for 20.8% of our total net revenues. Shopline operates a smart commerce SaaS model, deriving income from recurring software subscription fees and a suite of transaction-based value-added services, including localized payment processing (Shopline Payments), marketing, and cross-border logistics solutions. In 2025, e-commerce and other revenues collectively accounted for 7.1% of our total net revenues.

We have built a sizable global business with strong operating cashflow. Our total revenue amounted to US$2.3 billion in 2023, US$2.2 billion in 2024 and US$2.1 billion in 2025. Our net cash provided by operating activities was US$295.6 million in 2023, US$308.7 million in 2024 and US$302.3 million in 2025.

The structural evolution of our revenue mix, underpinned by the growing contribution of programmatic advertising and smart commerce, marks a significant inflection point in our corporate history. With a strong net cash position and a diversified portfolio of high-growth technology assets, we believe we are positioned to capture expanding long-term opportunities within the global advertising technology and smart commerce sectors and drive sustainable, long-term growth.

Our Strategy

Driving Multi-Engine Growth through Ecosystem Synergies. JOYY is a global technology company that seamlessly integrates social entertainment with a robust B2B technology stack. By unifying programmatic advertising and smart commerce SaaS solutions, JOYY provides a comprehensive ecosystem to facilitate digital engagement and commercial transformation, creating a self-reinforcing flywheel that empowers creators, advertisers and brand merchants worldwide.

Deepening Global Localization and Operational Excellence. We define our competitive advantage through a strategy of “Global Reach, Local Depth,” leveraging our established presence in over 150 countries to refine localized operations. We have built an extensive global operational network with approximately 30 regional offices and more than 5,400 local staff worldwide. We drive localized product iteration, tailoring the content of our social products and the features of our B2B solutions to specific cultural and regulatory environments. This granular approach cultivates deep user retention and customer loyalty that “one-size-fits-all” global competitors cannot easily replicate. Furthermore, we capitalize on our established localized operational networks to accelerate the international expansion of our B2B initiatives.

Technology Backbone and AI-Powered Operations. We aim to strengthen our proprietary technology stack that serves as a structural advantage, bridging our global social engagement platforms with an integrated B2B technology suite. We have integrated artificial intelligence (AI) and data analytics into all critical aspects of our services and broader business operations. This acts as a central engine for both user engagement and commercial performance.

●	Social Engagement and Creator Productivity: In our social platforms, AI-driven innovation focuses on deepening user-streamer connections and enhancing creator productivity. We utilize Generative AI to efficiently produce localized virtual items and interactive gifts. By integrating Large Language Model architectures and incorporating multi-modal information into our recommendation systems, we have significantly improved our ability to analyze real-time social content and user intentions. This focus on technical utility results in a highly personalized and sticky experience, characterized by superior engagement efficiency.
●	Our Global Network Infrastructure: We have established an extensive global data center network, located in Asia, Europe and the Americas. Our infrastructure provides seamless integration and is highly customized for supporting our services with significant flexibility. Our video and audio technology helps ensure a smooth user experience for our substantial global user base. We offer low latency video and audio product experience for different communication networks (3G/4G/5G/Wi-Fi, etc.), serving nearly 272.1 million users in 150 countries worldwide, many of whom are located in less developed countries with limited internet infrastructure. Our patented video codec innovation algorithm automatically adapts to different hardware platforms and environments, and optimizes the indicators of sound quality, code rate, and transmission fluency no matter where you are.
●	Operational Efficiency and Data-Driven Decision-Making: We utilize AI-driven data analytics to optimize our structural margins and streamline corporate cycles. Our AI capabilities empower automated product beta testing and augment critical corporate decision-making in areas such as budgeting and resource allocation. By modularizing foundational R&D processes, we have built agile, scalable capabilities that allow us to replicate operational successes across emerging products with high efficiency.

Our Platforms and Products

Core Global Social Entertainment Products

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

Among the various platforms operated by us, Bigo Live is currently the largest revenue contributor. Bigo Live was ranked as the World’s No.9 Social App in terms of in-app-purchase revenue in 2025, according to the State of Mobile report from data.ai.

imo

imo is a global instant messenger that provides audio and video communication service to its users. It offers smooth and stable international video calls in addition to other features such as group calls and document sharing, catering to a variety of personal and business communication needs. imo has a large and engaged user base in South Asia and the Middle East.

A core strategic advantage of imo is its ability to deliver stable, high-quality communication in diverse and challenging network environments. To serve users in regions with varying mobile infrastructure, imo utilizes a proprietary suite of technologies, including adaptive bitrate streaming and advanced packet loss concealment. These technical refinements ensure that imo maintains superior performance and connection stability in weak-network scenarios, driving organic retention in markets where reliable connectivity is a critical utility.

imo currently monetizes its user base mainly through advertisements and live streaming. In 2021, imo launched VoiceClub, an online real-time voice chat communication space, enabling users to establish connections with users beyond their existing network. VoiceClub also enables users to send virtual gifts to their friends to express their support and appreciation.

Imo was ranked as the No.4 and No.5 Social App in terms of downloads in United Arab Emirates and Saudi Arabia, respectively, in 2025, according to the State of Mobile report from data.ai.

Likee

Likee is a global short video social platform. Likee enables users to easily discover, create and share short videos, empowered by its easy, all-in-one video creation tools, such as filters and special effects, and its AI-backed personalized feed. Launched in 2017, Likee has a presence in the Middle East, Europe and Southeast Asia.

Likee currently monetizes its user base mainly through virtual tips for live streaming and advertisements. Likee was ranked United Arab Emirates’s No.10 Social App in terms of in-app-purchase revenue in 2025, according to the State of Mobile report from data.ai.

Hago

Hago is a social networking platform that encourages users to connect and have fun. Users can make new acquaintances by playing multiplayer casual games, join video & audio chat rooms based on their interests, create and customize their 3D avatars in Hago Space and join Groups or Families with like-minded people to foster more frequent communication. Launched in 2018, Hago has a presence mainly in Southeast Asia, the Middle East and South America.

Hago currently monetizes its user base mainly through virtual tips for live streaming.

B2B Initiatives: Advertising and Smart Commerce

BIGO Ads

BIGO Ads is a global AI-powered programmatic advertising platform, connecting advertisers and publishers with high-quality traffic from BIGO’s social apps and premium international developers. Operating as a sophisticated programmatic platform that provides one-stop marketing and monetization solutions, BIGO Ads leverages deep learning, real-time bidding, and smart bidding models (such as oCPC and ROAS optimization) to enable brands to scale user acquisition and app developers to effectively unlock monetization potentials through connecting premium global demand. We generate advertising revenues primarily by delivering advertisements on BIGO’s social apps, such as Likee and imo, and on properties of our network partners.

First-Party Inventory as Strategic Advantage: A key strategic differentiator for BIGO Ads is its vertical integration with our core social platforms, imo and Likee. This grants BIGO Ads exclusive first-party inventory and a robust repository of proprietary behavioral data, enabling us to provide a unique value proposition to advertisers seeking high-fidelity audience segments. The scale and depth of this first-party data are also instrumental in training our proprietary models.

Scalable Global Reach Through BIGO Audience Network: BIGO Ads benefits from our massive global MAU base and an extensive network of third-party traffic through seamless Software Development Kit (SDK) integrations with premium international developers. In 2025, BIGO Ads significantly scaled its third-party SDK network traffic through successful integration with major global mediation platforms, such as AppLovin MAX and Unity Level Play, resulting in a 166% year-over-year increase in SDK advertising requests in the fourth quarter of 2025.

Continuous Algorithm Optimization and Growth Fly Wheel: BIGO Ads utilizes advanced Deep Learning and Real-Time Bidding Optimization to deliver measurable outcomes for global marketers. A key upgrade in 2025 was the enhanced IAA D7 ROAS optimization feature rolled out in the third quarter. The enhancement enables advertisers to acquire higher-quality users while maintaining strong return efficiency, allowing them to scale budgets with greater confidence. These technical enhancements drive a self-reinforcing flywheel: superior advertiser ROI attracts increased spending, which in turn incentivizes more third-party publishers to integrate with our SDK, further expanding our data assets and algorithmic accuracy.

In 2025, BIGO Ads achieved substantial growth in revenue, fueled by an expanding advertiser base and advertiser average spending, increased third-party traffic, and our strategic entry into new markets. In 2025, BIGO Ads revenue grew by 38.5% year-over-year to US$398.5 million.

Shopline

Shopline is a global smart commerce platform offering solutions and services empowering merchants to create and grow their brands online and reach customers worldwide, across different sales channels including e-commerce platforms, social commerce, and physical retail stores. Shopline provides merchants with various services to optimize their business operations, such as multi-channel inventory and sales management, logistics, payment, marketing and data analytics, among others. Shopline has helped merchants in diverse industries to launch and scale their online businesses.

Shopline currently generates revenues from recurring software subscription fees and a suite of transaction-based value-added services, including localized payment processing (Shopline Payments), marketing and cross-border logistics solutions.

Global Branding and Marketing

Branding Strategy

With our growing global presence and our diverse product offerings, we position ourselves as a global technology company with a mission to “enrich lives through technology.” We have established an ecosystem where our diverse brands, Bigo Live, Likee, imo, Hago, BIGO Ads, and Shopline, operate with architectural alignment, enabling us to reach a wide variety of coveted user and customer bases around the world.

Marketing Activities

We leverage a “Global Reach, Local Depth” approach, utilizing our extensive global operational network of approximately 30 regional offices and over 5,400 global staff to tailor marketing to specific cultural nuances. For our social entertainment businesses, we utilize a combination of ROI-focused advertising and diverse marketing activities to enhance our global brand recognition and attract users to our platforms. For BIGO Ads, our marketing focuses on building credibility and trust with global advertisers by highlighting our premium first-party traffic and localized operational insights. We leverage strategic partnerships with leading global mediation platforms—such as AppLovin MAX and Unity Level Play—to accelerate the adoption of our SDK among third-party developers, thereby expanding the BIGO Audience Network. For our smart commerce business, we utilize both online and offline marketing to maximize our brand awareness and attract new merchants and ecosystem partners. We organize product marketing and awareness-driven campaigns aimed at inspiring entrepreneurship and encouraging digitalized commerce. By attending offline exhibitions and industry summits, hosting global events and customer meetings, and promoting our digital community (Shopline Blog) and other educational materials, we expand our customer reach and promote our platform to more merchants (including small and medium-sized businesses as well as brand merchants) in terms of how to improve their operating efficiency and achieve business success with Shopline.

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

Competition

We face competition in various aspects of our business. In relation to our global social entertainment products, we compete with companies that provide online live streaming and short video businesses, and we compete with other social networking and entertainment platforms in terms of user traffic and user time. Specifically, our competitors primarily include global short video platforms such as TikTok, and certain regional live streaming platforms. For our advertising business, we face competition from independent advertising technology platforms such as AppLovin and Unity, which provide marketing and monetization solutions. We also face competition from companies that provide smart commerce solutions for merchants, such as Shopify.

Technology

Our proprietary technologies serve as the backbone of our products and services.

Artificial Intelligence and Algorithm Technologies

Artificial intelligence serves as the center of JOYY’s proprietary technology stack. Our intelligent content recommendation algorithms, based on Deep Neural Networks and Graph Neural Network technology, effectively capture changes in each user’s personalized interest and caters to their demand in real time, giving users a one-of-a-kind entertainment experience. We filter audio and video content in real-time with millisecond latency, including comprehensive detection of improper or illegal content. In combination with our human content moderation team, this ensures compliance with the applicable laws and regulations regarding the provision of content via the internet, while enhancing content quality across our platforms.

For our B2B initiatives, our proprietary algorithms drive enhanced performance for our B2B technology suite. Utilizing deep learning and advanced neural networks, BIGO Ads delivers real-time bidding and automated bid optimization (including oCPC and ROAS optimization), enabling advertisers to achieve measurable gains. At Shopline, we introduced AI-powered merchant tools—including automated marketing and smart operations—to enhance merchant productivity and optimize operational costs across the retail lifecycle.

Quality of Service for Online Multi-media Communications

As a leading provider of large-scale multi-user voice and video-enabled online service, we are constantly working to improve our technological capabilities. Our ability to provide superior user experience is further supported by our highly scalable infrastructure, proprietary algorithms and software, and tailored devices for optimal live streaming performance, which help minimize latency, jitter and loss rates when delivering voice and video data even with a weak internet connection.

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

Large, Dedicated Cloud-based Network Infrastructure

In 2025, we continued to develop and improve our global data center network, to provide top-quality, real-time video and audio services to our users worldwide. Leveraging our established local servers and infrastructure located in many of our key markets, our infrastructure provides seamless integration and is highly customized for supporting our services with significant flexibility. Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party voice and video-enabled real-time online interactions. Our cloud-based network infrastructure provides quality data delivery and enables many users to interact online from anywhere with ease and speed.

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

Proprietary Data-Driven Platform

To build up and operate infrastructure like ours requires significant time and effort. The technological difficulties faced by a platform that hosts 10,000 concurrent users differ greatly from the difficulties faced by a platform with 100,000 and 1,000,000 concurrent users. Many of these issues need to be considered at the early stages of programming the platform and planning the infrastructure. Over the years, we have gradually developed an effective system to identify, analyze and resolve issues that we encounter on a daily basis. In addition, our team members have been trained over the years to anticipate and resolve any issues, having accumulated significant knowledge from building and maintaining our platforms over time.

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

For our human moderation teams, we have deployed thousands of in-house and external dedicated content moderation personnel with local language proficiency and cultural understanding in a number of countries worldwide, including, but not limited to, Singapore, the Philippines, Bangladesh, Jordan, Indonesia, Thailand and Vietnam. We also outsourced some of our human content moderation functions to third-party vendors to improve operational adaptivity and flexibility.

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

Research and Development

We believe that our ability to deliver innovative internet and mobile applications and services tailored to our users’ needs has been a key factor for our success. As of December 31, 2025, our research and development team consisted of over 2,000 skilled professionals, all focused on designing and developing our proprietary products and various interactive technologies. Our research and development efforts drive continuous innovation across several key areas, including (a) the continued optimization of our content recommendation algorithms, AI-driven creative and social tools; (b) the continual improvement of our core audio and video data processing and streaming technologies to ensure seamless, high-quality experiences, (c) the ongoing maintenance and enhancement of network and server infrastructure to minimize latency and reduce interruptions, (d) new social features and functions to meet the demand of our users, including but not limited to PC-desktop, web and mobile applications, channel templates and virtual items, (e) development of AI-empowered tools and solutions that empower merchants to efficiently build and scale their commerce presence across multiple channels and regions, streamlining workflows and boosting operational efficiency, (f) optimization of the advertising engine to help advertisers efficiently target their audience, and (g) the establishment and continuous optimization of our AI-augmented product development architecture and infrastructure, with a strategic goal of accelerating concept-to-deployment cycle across our global product and services.

Leveraging big data and artificial intelligence, particularly in the areas of computer vision, natural language processing, automatic speech recognition and speech synthesis, our technologies have empowered many aspects of our operations, including our intelligent content recommendation engines, content moderation, and targeted advertising, which has enhanced user experience and operating efficiency.

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

As of December 31, 2025, we held 1,707 registered domain names, including joyy.com, joyy.sg, Bigo.TV, Duowan.com, bigolive.sg, likee.com, shopline.com, 1,094 software copyrights and other copyrights, 3,074 patents and 2,747 trademarks and service marks. In addition, as of December 31, 2025, we had filed 4,927 patent applications, covering certain of our proprietary technologies, and 4,626 trademark applications.

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

Empowering Creators and Businesses. The evolvement of our business and ecosystem has created increasing economic opportunity for individuals, businesses and communities. By providing creator-friendly video creation tools and monetization features, and cultivating a community that empowers and encourages our creators to express themselves freely, BIGO has established a creator-centric ecosystem that enables a large number of creators to showcase their talents in front of a global audience. At the same time, it enables creators to realize economic returns, creating opportunities for employment and development in local communities. Supported by our global operations team, BIGO has rolled out a variety of online activities tailored to local users’ ever-evolving needs, empowering our creators to gain exposure both locally and internationally, and enabling them to realize new levels of personal and professional success. Meanwhile, Shopline’s integrated smart commerce solutions and education campaigns have equipped small-and medium-sized businesses with the essential tools for starting and growing a business, lowering the entry barriers into different markets and unlocking economic value in the relevant regions.

Empowering Education and Entrepreneurship. We invest in developing future talent and fostering innovation. In June 2023, BIGO announced its Singapore-Jordan Incubation Program in collaboration with the Singapore Business Federation. The initiative supports Singaporean startups looking to venture into the Middle East and North Africa region through Jordan, offering six months of free co-working space, business matchmaking, networking opportunities, and assistance with employment permits and establishing a local presence in Jordan. In 2024, Clean Kinetics Pte Ltd became the first participant, marking a milestone in promoting cross-regional innovation. In 2025, Bigo Live partnered with the Yayasan Peduli Anak (Care for Children Foundation) in Indonesia to donate funds toward children’s education programs. By integrating online talent shows and cultural broadcasts with offline donations, we fostered a sense of community responsibility while providing tangible support for the academic advancement of underprivileged youth.

Community Support and Cultural Engagement. As we operate in a number of markets across the globe, our users are from different backgrounds and have distinctive needs. We strive to design our social products and cultivate local content to resonate with diverse local cultures and user interests. Our community initiatives promote inclusion and cultural engagement. In 2025, Bigo Live partnered with Union Station Homeless Services in the U.S. for the “Grateful Streams” initiative, pledging funds and utilizing creator-led content to raise awareness and provide thousands of Thanksgiving meals for unhoused individuals and families. In Southeast Asia, we participated in the “Kongsi Rezeki: Tahfiz Berselawat 2025” program in Malaysia, a cross-sector collaboration that raised funds to support vulnerable children with cancer, and low-income families during the Ramadan period.

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

There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, GDPR grants Data Protection Authorities (DPAs) broad investigative and enforcement powers to conduct proactive audits as well as respond to complaints, but it is unclear how the DPAs will conduct random proactive audits of companies doing business in the EU, or act solely after complaints are filed claiming a violation of the GDPR. Also, the initiation requirements and implementation details of some procedures are left to be stipulated by the procedural laws of the EU or member states, and cannot be directly applied uniformly through the GDPR. For instance, Article 58 of the GDPR stipulates that a supervisory authority’s access to any premises of the controller and the processor, including any data processing equipment and means, is subject to EU or member state procedural law. This requires companies to separately assess risks and formulate compliance requirements based on the specific circumstances and regulations of each member country. In addition, under certain conditions, the GDPR could also be able to apply to companies that are not in Europe. Although GDPR guidance, case law, and enforcement procedures have become more developed, interpretation and enforcement may remain fact-specific, and GDPR compliance may still require substantial resources and costs.

On December 22, 2023, the regulation on harmonized rules on fair access to and use of data, officially known as the EU’s Data Act (Regulation (EU) 2023/2854), was published in the EU’s Official Journal. This regulation sets up new rules on who can access and use data generated in the EU across all economic sectors. The regulation came into effect on January 11, 2024, and most of its rules took effect from September 12, 2025. It lays down rules on business-to-business and business-to-customer data access, establishes a ban on unfair contractual terms on data sharing, and introduces restrictions to non-EU governmental access and international transfers of non-personal data, by requiring providers of data processing services to take technical, organizational and legal measures to prevent unlawful access and transfers. Since most of the Data Act’s rules became applicable, it has affected, and may continue to affect, our business, particularly where our operations involve connected devices, cloud services and data-sharing arrangements, particularly in relation to data access and use, contractual terms, cloud switching and portability, and related compliance obligations.

Finally, Regulation (EU) 2025/2518 has been published and will become applicable from April 2, 2027. It is intended to complement and clarify certain procedural aspects of GDPR enforcement, in particular by introducing harmonized rules on the handling of complaints, ex officio investigations, cooperation in cross-border cases, as well as rights related to hearings and access to documents. Once it becomes applicable, it may contribute to a better understanding of the procedural framework for GDPR enforcement.

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

Information Technology Act 2000—India

India’s data privacy regulations are primarily governed by two sets of frameworks.

The first is a system of laws and regulations centered on the Information Technology Act 2000 (as amended by Information Technology (Amendment) Act of 2008), which governs the data privacy regulations in India. The Information Technology Act 2000 contains three provisions on data protection and privacy. Section 43A provides that we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. It should be noted that Section 44(2) of the Digital Personal Data Protection Act, 2023, which will take effect 18 months after November 13, 2025, stipulates the deletion of Section 43A of the Information Technology Act, 2000. Section 72A provides for imprisonment for a term which may extend to three years or fines which may extend to five lakh rupees, or both, if, in the course of performing a contract, a service provider discloses personal information without the consent of the person concerned or in breach of a lawful contract and he or she does so with the intention to cause, or knowing he or she is likely to cause, wrongful loss or wrongful gain. Section 72 prescribes imprisonment for a term which may extend to two years or fines which may extend to one lakh rupees, or both, if a government official discloses records and information accessed by him or her in the course of his or her duties without the consent of the concerned person or unless permitted by other laws. Section 79 provides safe harbor protection to internet service providers from being held liable for third-party information or data made available by such internet service providers that they have no knowledge of or that they had exercised all due diligence to prevent.

The other framework comprises personal data protection regulations centered on the Digital Personal Data Protection Act, 2023 and the Digital Personal Data Protection Rules, 2025. Even prior to the introduction of these two frameworks, India had already issued privacy laws, including: (i) the Information Technology (Procedure and Safeguards for Blocking for Access of Information by Public) Rules, 2009, which imposes obligations on intermediaries, including compliance with emergency blocking directions, appointing a designated officer for handling such directives, and facing penalties for non-compliance, (ii) the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information, and (iii) the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021, which provides for checks and balances on social media companies by setting timelines for removal of unlawful content.

Starting from November 13, 2025, the Digital Personal Data Protection Act, 2023, which is the core law for personal information protection, has been coming into effect in a phased manner. Also, the Digital Personal Data Protection Rules, 2025 were notified on 14 November 2025 and have been coming into force in phases since that date, which primarily serve as the operational and implementing rules for the Digital Personal Data Protection Act, 2023. Based on these two legal instruments, a person may process the personal data of a Data Principal only in accordance with the provisions of the Digital Personal Data Protection Act and for a lawful purpose (a) for which the Data Principal has given her consent. The consent given by the Data Principal shall be free, specific, informed, unconditional and unambiguous with a clear affirmative action, and shall signify an agreement to the processing of her personal data for the specified purpose and be limited to such personal data as is necessary for such specified purpose, or (b) for certain legitimate uses.

Also, the Digital Personal Data Protection Act, 2023 provides that, irrespective of any agreement to the contrary or any failure of the Data Principal to perform her duties under this Act, the person who alone or in conjunction with other persons determines the purpose and means of processing of personal data (“Data Fiduciary”) shall be responsible for complying with the provisions of this Act and the rules made thereunder in respect of any processing undertaken by it or on its behalf by a Data Processor. A Data Fiduciary may engage, appoint, use, or otherwise involve a Data Processor to process personal data on its behalf, in connection with the offering of goods or services to Data Principals, only under a valid contract. Where personal data processed by a Data Fiduciary is likely to be used to make a decision affecting the Data Principal or to be disclosed to another Data Fiduciary, the Data Fiduciary shall ensure the completeness, accuracy, and consistency of such data. In addition, the Data Fiduciary shall implement appropriate technical and organizational measures to protect personal data in its possession or under its control, including data processed on its behalf by a Data Processor, by taking reasonable security safeguards to prevent personal data breaches. In the event of a personal data breach, the Data Fiduciary shall notify the regulatory authority and the affected Data Principals in the manner prescribed. If the foregoing provisions are violated, the Data Fiduciary may be subject to penalties imposed by the Indian regulatory authority.

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

Furthermore, when transferring personal data outside of Singapore, care must be taken to ensure that the recipient organization is bound by legally enforceable obligations or specified certifications to afford the personal data with a standard of protection that is comparable to that established by the Personal Data Protection Act 2012 of Singapore. Legally enforceable obligations may be imposed via the applicable law, a contract, binding corporate rules or any other legally binding instrument. On March 2, 2026, the Personal Data Protection (Amendment) Regulations 2026 entered into force, which expands the scope of recognized certifications that satisfy the requirement for legally enforceable obligations when transferring personal data outside Singapore. The 2026 amendment adds the Global Privacy Recognition for Processors System and the Global Cross-Border Privacy Rules System to the list of recognized certifications. Specifically, for recipients acting as data intermediaries, the list now includes the Asia-Pacific Economic Cooperation (APEC) Privacy Recognition for Processors System, the APEC Cross-Border Privacy Rules System, the Global Privacy Recognition for Processors System, and the Global Cross-Border Privacy Rules System. For other recipients, the recognized certifications are the APEC Cross-Border Privacy Rules System, with the new addition of the Global Cross-Border Privacy Rules System. The aim of this modification is to facilitate secure international data flows by aligning local requirements with global privacy frameworks.

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

In the event of a data breach, the PDP Law requires the Personal Data Controllers to deliver written notification no later than 72 hours to the personal data subjects and to the personal data protection authority. If the Personal Data Controllers or the Personal Data Processors fail to comply with the PDP Law, they may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions of personal data processing activities, forced deletion or destruction of personal data, and administrative fines of up to 2% of annual revenue or income of the Personal Data Controller or the Personal Data Processor may be imposed. If corporations fail to comply with PDP Law, they may be subject to criminal fines as well as license revocation and liquidation.

As of the date of this annual report, Indonesia has further announced several industry-specific rules to supplement the provisions of the PDP Law and implement personal data protection. Government Regulation No. 17 of 2025 on the governance of electronic system operators in child protection introduced child-focused risk assessment requirements for electronic products, services and features, including risks related to child data collection, public disclosure of children’s personal data, privacy-setting changes without parental consent, and threats to the security of children’s personal data. Minister of Communication and Digital Regulation No. 9 of 2026 further implemented these requirements by establishing self-assessment, reporting, verification and risk-profiling procedures for products, services and features that may be accessed by children. In the telecommunications sector, Minister of Communication and Digital Regulation No. 7 of 2026 on mobile subscriber registration introduced additional safeguards relating to customer identity data, biometric verification, confidentiality obligations and information security certification.

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

On December 10, 2025, Vietnam passed the new Cybersecurity Law (116/2025/QH15). This law will come into effect on July 1, 2026, and the original Law on Cybersecurity (24/2018/QH14) will become invalid from that date. Regarding data security, Law No. 116/2025/QH15 prohibits the appropriation, trading, seizure, or intentional disclosure of information containing state secrets, work secrets, or trade secrets; the appropriation, trading, seizure, or intentional disclosure of personal secrets, family secrets, and privacy that affect the honor, reputation, dignity, rights, and legitimate interests of authorities, organizations, or individuals; the intentional eavesdropping or unlawful recording of audio or video of conversations in cyberspace; the disclosure of information on civil cryptographic products or information on customers lawfully using civil cryptographic products; and the use or trading of civil cryptographic products of unknown origin. Moreover, Article 25 of Law No. 116/2025/QH15 stipulates the obligations of platforms and network service providers regarding account and data control, including verifying the registration information of digital accounts, protecting user information and accounts; providing information to competent authorities upon request; removing illegal content; maintaining system logs; and storing users’ names, usage time, payment information, access IP addresses, and other personal information and data generated during service use.

On January 1, 2026, Vietnam’s new Personal Information Law (No. 91/2025/QH15) came into force. This law provides that personal data is digital data or information in other forms that identify or help identify a specific person, including basic personal data and sensitive personal data. Personal data that has been de-identified is no longer considered personal data. Second, Article 20 of the law stipulates that cross-border personal data transfer includes transferring data stored within Vietnam to foreign countries, transferring data by Vietnamese entities to foreign entities, and using foreign platforms to process data collected in Vietnam. Entities conducting cross-border transfers are generally required to submit a cross-border impact assessment dossier within 60 days from the date of the first transfer and update it as required. The competent authority may also require the suspension of data transfers if such transfers are found to affect national security. Finally, Article 37 of the law provides that a personal data processor shall first enter into a personal data processing agreement with the personal data controller or a controller-cum-processor before receiving personal data. The processor shall handle the data in accordance with the agreement, adopt protective measures, bear liability for damages caused by processing, and prevent unauthorized collection of personal data from its systems and equipment.

Decree No. 356/2025/NĐ-CP also came into force on January 1, 2026. It is the implementing regulation of the Personal Information Law (No. 91/2025/QH15) and operationalizes the principles set out in the law, focusing on personal data classification, consent mechanisms, personal data transfer agreements, cross-border transfer impact assessment, and timelines for handling data subject requests.

Personal Data Protection—Malaysia

The Personal Data Protection Act 2010 (“PDPA 2010”) regulates the processing of personal data in commercial transactions. The PDPA 2010 applies insofar as the personal data of a customer is processed (for example, name, identification card number, address, phone number, e-mail address). The definition of “personal data” under the PDPA 2010 includes any information in respect of commercial transactions, which relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data controller, including any sensitive personal data (which includes biometric data) and expression of opinion about the data subject. The PDPA 2010 sets out seven (7) personal data protection principles to be complied with, namely General Principle, Notice and Choice Principle, Disclosure Principle, Security Principle, Retention Principle, Data Integrity Principle, and Access Principle. Additionally, the Personal Data Protection Regulations 2013 and the Personal Data Protection Standard 2015 set out in detail the requirements to be complied with in respect of the seven (7) principles. Personal data can now be transferred to places outside Malaysia provided that place has adequate data protection laws, which are at least equivalent to the level of protection afforded by the PDPA 2010. In 2025, the Personal Data Protection (Amendment) Act 2024 came into effect in phases, focusing on establishing the appointment of a data protection officer and the data breach notification system. Specifically, the amendment stipulated a data controller shall appoint one or more data protection officers who shall be accountable to the data controller for the compliance with this Act. Where a data controller has reason to believe that a personal data breach has occurred, the data controller shall, as soon as practicable, notify the Commissioner (as defined in the amendment) in the manner and form as determined by the Commissioner. Where the personal data breach under the aforementioned causes or likely to cause any significant harm to the data subject, the data controller shall notify the personal data breach to the data subject in the manner and form as determined by the without unnecessary delay. A data controller who contravenes the preceding provisions commits an offence and shall, on conviction, be liable to a fine not exceeding two hundred and fifty thousand ringgit or imprisonment for a term not exceeding two years or to both.

The General Code of Practice of Personal Data Protection sets out the best practices for data controllers in meeting the PDPA 2010 requirements when undertaking commercial transactions, by further elaborating the seven (7) principles enumerated in the PDPA 2010. In particular, the General Code of Practice of Personal Data Protection clarifies the manner in which consent obtained from data subjects can be recorded and maintained. Such consent can be obtained in various forms, including through a clickable box, by conduct or performance, or verbally. The relevant data controllers are required to develop and implement appropriate compliance policies and procedures to ensure compliance with the General Code of Practice of Personal Data Protection and the PDPA 2010. In 2025, the Personal Data Protection Department also issued the Personal Data Protection Guidelines on Data Breach Notification, the Personal Data Protection Guidelines on the Appointment of Data Protection Officer, and the Personal Data Protection Guidelines on Cross-Border Transfer of Personal Data, which provide clearer guidance for data compliance.

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

In 2025, Saudi Arabia issued the General Rules for Secondary Use of Data and launched the SDAIA Sandbox Program for personal data protection, which support the existing Saudi Arabia Personal Data Protection Law framework. The General Rules for Secondary Use of Data establish controls and procedures governing data-sharing requests, including the requirement of a legitimate purpose, compliance with the data minimization principle, consent in specified cases, data retention and destruction arrangements, restrictions on permitted use, liability allocation, and applicable processing timeframes. The SDAIA Sandbox Program is a regulatory support program that allows startups to test and develop privacy-related technological solutions in a controlled environment, with a focus on Privacy by Design and Privacy-Enhancing Technologies, and it is intended to ensure compliance with the Saudi Arabia Personal Data Protection Law.

Data and Privacy Protection—mainland China

The Cyber Security Law (Amended in 2025) imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Pursuant to the Decision on Strengthening the Protection of Online Information and the Order for the Protection of Telecommunication and Internet User Personal Information, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

Regulations on Intellectual Property

Regulations on Intellectual Property—European Union

Trademark

According to Article 4 of Regulation (EU) 2017/1001, an EU trade mark may consist of any signs, in particular words, including personal names, or designs, letters, numerals, colours, the shape of goods or of the packaging of goods, or sounds, provided that such signs are capable of: (a) distinguishing the goods or services of one undertaking from those of other undertakings; and (b) being represented on the Register of European Union trade marks (‘the Register’), in a manner which enables the competent authorities and the public to determine the clear and precise subject matter of the protection afforded to its proprietor. The registration of an EU trade mark will confer on the proprietor exclusive rights therein. Moreover, trademark holders may prohibit third parties from using the same or similar marks in commercial activities, and may also prohibit the affixing of the mark to goods or packaging, its sale, import, export, use as a trade name, or use in commercial documents and advertisements. If trademark rights are infringed, the infringer may face corrective measures such as temporary injunctions, orders to prohibit further infringement, recalls of infringing goods, removal from commercial channels, destruction, and compensation for losses.

European Patent

The definition of a patent at the EU level can be found in Article 52 of the Convention on the Grant of European Patents (European Patent Convention), which states: European patents shall be granted for any inventions, in all fields of technology, provided that they are new, involve an inventive step and are susceptible of industrial application. However, the following in particular shall not be regarded as inventions within the aforementioned meaning: (a) discoveries, scientific theories and mathematical methods; (b) aesthetic creations; (c) schemes, rules and methods for performing mental acts, playing games or doing business, and programs for computers; and (d) presentations of information.

The extent of the protection conferred by a European patent or a European patent application shall be determined by the claims, and a European patent shall confer on its proprietor from the date on which the mention of its grant is published in the European Patent Bulletin, in each Contracting State in respect of which it is granted, the same rights as would be conferred by a national patent granted in that State. Furthermore, the term of the European patent shall be 20 years from the date of filing of the application.

Exterior Design

The definition of “design” under EU law is found in Article 3, paragraph 1 of Regulation (EC) No 6/2002：“design” means the appearance of the whole or a part of a product resulting from the features, in particular the lines, contours, colours, shape, texture and/or materials, of the product itself and/or of its decoration, including the movement, transition or any other sort of animation of those features. A design shall be protected by an EU design, if it is new and has individual character.

A registered EU design shall confer on its holder the exclusive right to use it and to prevent any third party not having the consent of the holder from using it. In particular, these behaviors are prohibited: (a) making, offering, placing on the market or using a product in which the design is incorporated or to which the design is applied; (b) importing or exporting a product referred to in point (a); (c) stocking a product referred to in point (a) for the purposes referred to in points (a) and (b); or (d) creating, downloading, copying and sharing or distributing to others any medium or software which records the design for the purpose of enabling a product referred to in point (a) to be made.

Where an EU design court finds that the defendant has infringed or threatened to infringe an EU design, it shall, unless there are special reasons for not doing so, issue an order prohibiting the defendant from proceeding with the acts which infringed or would infringe the EU design. It shall also take such measures in accordance with its national law as are aimed at ensuring that that prohibition is complied with. Moreover, the EU design court may also apply measures or orders available under the applicable law which it deems appropriate in the circumstances of the case.

Trade Secret

Article 2 of Directive (EU) 2016/943 stipulates that ‘trade secret’ means information which meets all of the following requirements: (a) it is secret in the sense that it is not, as a body or in the precise configuration and assembly of its components, generally known among or readily accessible to persons within the circles that normally deal with the kind of information in question; (b) it has commercial value because it is secret; and (c) it has been subject to reasonable steps under the circumstances, by the person lawfully in control of the information, to keep it secret.

The acquisition of a trade secret without the consent of the trade secret holder shall be considered unlawful, whenever carried out by: (a) unauthorized access to, appropriation of, or copying of any documents, objects, materials, substances or electronic files, lawfully under the control of the trade secret holder, containing the trade secret or from which the trade secret can be deduced; or (b) any other conduct which, under the circumstances, is considered contrary to honest commercial practices. Also, the use or disclosure of a trade secret shall be considered unlawful whenever carried out, without the consent of the trade secret holder, by a person who is found to meet any of the following conditions: (a) having acquired the trade secret unlawfully; (b) being in breach of a confidentiality agreement or any other duty not to disclose the trade secret; or (c) being in breach of a contractual or any other duty to limit the use of the trade secret.

If the conduct constitutes the aforementioned infringement of trade secrets, it may be subject to various injunctions and corrective measures, including: (a) the cessation of or, as the case may be, the prohibition of the use or disclosure of the trade secret; (b) the prohibition of the production, offering, placing on the market or use of infringing goods, or the importation, export or storage of infringing goods for those purposes; (c) the destruction of all or part of any document, object, material, substance or electronic file containing or embodying the trade secret or, where appropriate, the delivery up to the applicant of all or part of those documents, objects, materials, substances or electronic files; (d) recall of the infringing goods from the market; (e) depriving the infringing goods of their infringing quality; and (f) destruction of the infringing goods or, where appropriate, their withdrawal from the market, provided that the withdrawal does not undermine the protection of the trade secret in question.

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

Patents

Based on the Patents Act, 1970, “invention” is defined as a new product or process involving an inventive step and capable of industrial application and “patent” refers to a patent for any invention granted under this act. Subject to the provisions of the Patents Act, 1970, the term of every patent granted, after the commencement of the Patents (Amendment) Act, 2002, and the term of every patent which has not expired and has not ceased to have effect, on the date of such commencement, under this act, shall be twenty years from the date of filing of the application for the patent. Also, pursuant to Article 48 of Patents Act, 1970, where the subject matter of the patent is a product, the exclusive right to prevent third parties, who do not have his consent, from the act of making, using, offering for sale, selling or importing for those purposes that product in India. Also, where the subject matter of the patent is a process, the exclusive right to prevent third parties, who do not have his consent, from the act of using that process, and from the act of using, offering for sale, selling or importing for those purposes the product obtained directly by that process in India.

Trademark

Trademark means a mark capable of being represented graphically and which is capable of distinguishing the goods or services of one person from those of others and may include shape of goods, their packaging and combination of colors. The registration of a trade mark shall, if valid, give to the registered proprietor of the trade mark the exclusive right to the use of the trade mark in relation to the goods or services in respect of which the trade mark is registered and to obtain relief in respect of infringement of the trade mark in the manner provided by the Trade Marks Act 1999. Sections 103 and 104 of the Trade Marks Act, 1999 establish criminal liability for misuse of trademarks and false trade descriptions. Section 103 punishes acts such as falsifying a trademark, applying a false trademark to goods or services, possessing tools for falsification, applying false trade descriptions, and altering or removing required origin information, unless the person can prove a lack of intent to defraud. Section 104 extends liability to those who sell, offer, or possess goods or provide services bearing false trademarks or descriptions, or lacking required origin information, unless they can show they acted with reasonable precautions, had no suspicion, or acted innocently. In both sections, the prescribed punishment includes imprisonment of at least 6 months and up to 3 years, along with a fine ranging from 50,000 to 200,000 rupees, with limited judicial discretion to reduce the minimum sentence for special reasons.

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

Marks

Marks in Indonesia are regulated under Law No. 20 of 2016 as amended by Law No. 6 of 2023, or the Indonesian Mark Law. Based on Article 2 paragraph 2 of Indonesian Mark Law, marks are separated into two categories: trademark and service mark. Protected marks as stipulated in Article 2 paragraph 3 of the Indonesian Mark Law consists of a sign in the form of an image, logo, name, word, letter, number, color arrangement, in two dimensions and/or three dimensions, sounds, hologram, or a combination of two or more on those elements to distinguish goods and/or services that are produced by individuals or legal entities in goods and/or service trading activities. In 2026, Indonesia issued the Ministry of Justice Regulation No. 5 of 2026, guiding the trademark registration process.

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

Patents

Patents in Indonesia are regulated under Law No. 13 of 2016 as amended by Law 6 of 2023 and Law of 2024, or the Indonesian Patent Law. Patents are exclusive rights granted by the state to inventors for their inventions or technological improvements that solve specific problems in the form of products or processes. Patents are generally divided into two categories: patent products and patent processes where these patents are warranted with a period of time to implement the invention itself or to give approval to other parties to use it.

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

In 2026, Indonesia issued the Ministry of Justice Regulation No. 6 of 2026, guiding the patent registration process.

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

On December 10, 2025, Vietnam promulgated Law No. 131/2025/QH15, which introduced certain amendments to the Intellectual Property Law. This amendment took effect on April 1, 2026. This amendment primarily stipulates the following contents: when intellectual property objects are created by artificial intelligence systems, the Vietnam Government shall establish rules for the generation and establishment of rights. Moreover, this amendment clarifies that the exercise of intellectual property rights shall not harm national or public interests or the legitimate rights and interests of others, and permits organizations and individuals to use lawfully published texts and data accessible to the public for scientific research, experimentation, and training of artificial intelligence systems. Furthermore, this amendment incorporates the management, commercial exploitation, national management safeguards, and digitalization of intellectual property activities into the legal framework, encourages the use of intellectual property for capital contribution or mortgage for loans.

In addition, Vietnam promulgated No. 100/2026/NĐ-CP on March 31, 2026, making certain amendments to the implementing regulations on intellectual property rights. According to this decree, the intellectual property right holder shall prepare and maintain a list of intellectual property rights that do not yet meet the conditions for recognition as assets in accounting records in accordance with accounting laws. Also, No. 100/2026/NĐ-CP also introduces a fast-track substantive examination mechanism, meaning that, under specific conditions, patent applications and trademark applications are examined through a fast-track substantive examination process. For patent applications, the specific conditions refer to cases where the invention belongs to the list of high-tech or strategic technologies, or is used for national security, defense, disaster, or epidemic emergencies; the number of claims does not exceed 10 (of which no more than 2 are independent claims); it is not a divisional application or a converted application; it has already been commercially exploited; and the fast-track examination fee has been paid. For trademark applications, the specific conditions refer to cases where the mark belongs to the list of high-tech or strategic technologies, or is used for national security, defense, disaster, or epidemic emergencies, or is one of the conditions required for the applicant when carrying out production or business registration or licensing procedures; it is a domestic application submitted directly to the competent national authority (not an international registration application); the trademark type is not a collective mark, certification mark, three-dimensional mark, or sound mark; and the fee has been paid.

Regulations on Intellectual Property—Malaysia

Trademarks

Trademarks in Malaysia are governed by the Trademarks Act 2019 and the Trademarks Regulations 2019. Once a trademark is registered, the registered proprietor of the trademark has the exclusive rights to use the trademark and to authorize other persons to use the trademark, in relation to the goods or services for which the trademark is registered. Registered trademarks are valid for ten (10) years from the date of registration and are renewable for subsequent periods of ten (10) years each. Subject to limited exceptions, no person or enterprise other than the registered proprietor or persons authorized by the registered proprietor may use the trademark, otherwise infringement actions may be taken against such person or enterprise, including actions against counterfeiting a registered trademark.

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

Patents

The Patents Act 1983 and the Patents Regulations 1986 govern the protection of inventions in Malaysia. An invention is eligible for patent protection if it is new, involves an inventive step, is industrially applicable, and is not explicitly excluded by the Patents Act 1983. Examples of excluded items include discoveries, rules, and methods for doing business or playing games. Once granted, a patent is valid for a maximum of twenty (20) years from the date of filing, subject to yearly renewal. The owner of a patent is granted exclusive rights to exploit the patented invention, assign or transfer the patent, enter into licensee contracts, and deal with the patent as the subject of a security interest. Anyone seeking to deal with a patent exclusively owned by someone else must obtain prior consent. Infringement of a patent occurs when a person performs any of the acts under the exclusive control of the patent owner without authorization. Such acts include the manufacture, importation, offer for sale, sale, or use of the patented product or process. Opposition to a patent is allowed under the Patents Act by any interested person against the owner of a patent, provided that the requirements and proper procedures under the Patents Act are complied with. The Malaysian Patents (Amendment) Regulations 2025, which came into effect on December 31, 2025, provides detailed regulations on the patent opposition process.

Regulations on Intellectual Property—Saudi Arabia

Patents and Utility Model

According to Federal Law No. (11) of 2021 on the Regulation and Protection of Industrial Property Rights, a Patent shall be granted for each new Invention resulting from an innovative idea or innovative improvement, which involves an inventive step and is capable of industrial application. On the contrary, a Utility Model Certificate shall be granted for a new Invention that is industrially applicable but does not involve an innovative step that qualifies for a Patent. Pursuant to Article 18 of Federal Law No. (11) of 2021 on the Regulation and Protection of Industrial Property Rights, the term of the Patent shall be twenty (20) years and the term of the Utility Model Certificate shall be ten (10) years, starting from the filing date of the application. A Patent or Utility Model Certificate gives its owner the exclusive right to use the invention for industrial or commercial purposes, including making, using, selling, offering for sale, and importing the protected product, and also allows the owner to prevent others from carrying out these activities without permission. If the invention is a process or method, the protection extends both to the use of that process and to products directly obtained from it, including the right to stop third parties from using or dealing with such products without consent. In the event of infringing any of the rights conferred on the owner by the Protection Title, the Protection Title owner or licensee may file an action before the court to claim for compensation for the damage suffered thereby as a result of the acts of infringement in violation of the provisions hereof.

Trade Secret

Undisclosed information shall be protected under the provisions of Federal Law No. (11) of 2021 on the Regulation and Protection of Industrial Property Rights and the Executive Regulations thereof, provided that it meets the following conditions: (a) it shall be secret in the sense that it is not, as a body or in the precise configuration and assembly of its components, generally known among or readily accessible to persons within the circles that normally deal with the kind of information in question; (b) it has commercial value because it is secret; and (c) it has been subject to reasonable steps by the person lawfully in control thereof to keep it secret. The person lawfully in control of undisclosed information shall take all appropriate measures to maintain the confidentiality of such information and prevent its circulation amongst unauthorized persons and shall also organize and limit the circulation of such information within the establishment to the authorized persons, and preserve and prevent the leakage of such information to third parties. The confidentiality of information, and the attendant rights to prevent others from infringing such information, shall subsist so long as the information is not disclosed. In the event of infringing any of the rights conferred on the owner by the Protection Title, the Protection Title owner or licensee may file an action before the court to claim for compensation for the damage suffered thereby as a result of the acts of infringement in violation of the provisions hereof.

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

Patents

The Patent Office under the China National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. According to the Patent Law (2020 Amendment), a patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Copyright

Registration of copyright is voluntary and is administrated by the China Copyright Protection Center. Under the Copyright Law (2020 Amendment) and its implementation rules, anyone infringing upon the copyrights of others is subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing and compensating the copyright owners. An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests.

According to the Provisions by the Supreme People’s Court on Several Issues Concerning the Application of Law in Hearing Civil Dispute Cases Involving Infringement of the Right of Communication to the Public on Information Networks (Amended in 2020), where a network service provider cooperates with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such network service provider to assume joint liability for such infringement. The PRC court shall determine whether a network service provider is liable for abetting or contributory infringement according to the degree of fault of the network service provider.

Domain Name

According to the Measures for Administration of Domain Names, the MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Trademark

According to the PRC Trademark Law (Amended in 2019), the Trademark Office of the State Administration for Industry and Commerce (currently known as the Trademark Office of National Intellectual Property Administration) handles trademark registrations and grants a protection term of ten years to registered trademarks.

Regulations on Contents

Regulations on Contents—European Union

Directive (EU) 2015/1535 uses the phrase “any Information Society service, that is to say, any service normally provided for remuneration, at a distance, by electronic means and at the individual request of a recipient of services” to delineate electronic information services.

When any information that, in itself or in relation to an activity, including the sale of products or the provision of services, is not in compliance with EU law or the law of any member state which is in compliance with EU law, irrespective of the precise subject matter or nature of that law, it constitutes “illegal content” under Regulation (EU) 2022/2065. In addition, Regulation (EU) 2022/2065 further provides that providers of online platforms shall not design, organize or operate their online interfaces in a way that deceives or manipulates the recipients of their service, or in a way that otherwise materially distorts or impairs the ability of the recipients of their service to make free and informed decisions.

Moreover, Directive (EU) 2010/13 requires that audiovisual media services shall not contain incitement to violence or hatred directed against a group or a member of a group, nor public provocation to commit terrorist offences. Directive (EU) 2010/13 further provides that Member States shall take appropriate measures to ensure that audiovisual media services provided by media service providers under their jurisdiction which may impair the physical, mental or moral development of minors are only made available in such a way as to ensure that minors will not normally hear or see them. Such measures may include selecting the time of the broadcast, age verification tools or other technical measures. They shall be proportionate to the potential harm of the program. The most harmful content, such as gratuitous violence and pornography, shall be subject to the strictest measures.

Regulations on Contents—India

Article 2 of the Information Technology Act 2000 (as amended by Information Technology (Amendment) Act of 2008) establishes terminology related to electronic information: Article 2(t) defines electronic record as data, record or data generated, image or sound stored, received or sent in an electronic form or micro film or computer generated micro fiche. Meanwhile, Article 2(v) stipulates information includes data, text, images, sound, voice, codes, computer programs, software and databases or micro film or computer generated micro fiche. Article 67 of the Information Technology Act 2000 further stipulates that whoever publishes or transmits or causes to be published or transmitted in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished on first conviction with imprisonment of either description for a term which may extend to three years and with fine which may extend to five lakh rupees and in the event of second or subsequent conviction with imprisonment of either description for a term which may extend to five years and also with fine which may extend to ten lakh rupees.

Article 2(b) of the Information Technology (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021 requires internet intermediaries to take reasonable efforts to ensure users do not host, display, upload, publish, transmit, store, update, or share any information that they have no right to use, or that is obscene, pornographic, pedophilic, invasive of privacy, abusive, discriminatory, or related to money laundering, gambling, harmful online games, or promoting enmity; that harms children; infringes intellectual property rights; is false, misleading, deceptive, or misrepresents the origin of messages or is identified as such by the Central Government; impersonates others; threatens national unity, integrity, security, public order, or friendly relations with foreign states, or incites offences or obstructs investigations; contains malicious software; relates to unverified or prohibited online games or their promotion; or otherwise violates applicable law.

Regulations on Contents—Singapore

The Electronic Transactions Act 2010 defines key concepts forming the basis of electronic information regulation. It defines “electronic communication” as any communication that the parties make by means of electronic records, and “electronic record” as a record generated, communicated, received or stored by electronic means in an information system or for transmission from one information system to another. In addition, “information” is expressed to include data, text, images, sound, codes, computer programs, software and databases.

In terms of prohibited conduct, the Protection from Online Falsehoods and Manipulation Act 2019 prevents the electronic communication in Singapore of false statements of fact, and further aims to suppress support for and counteract the effects of such communication, as well as to safeguard against the use of online accounts for such communication and for information manipulation.

Finally, Part 10A of the Broadcasting Act 1994 prohibits the following categories of content: (a) content that advocates or instructs on suicide or self-harm; (b) content that advocates or instructs on violence or cruelty to, physical abuse of, or acts of torture or other infliction of serious physical harm on human beings; (c) content that advocates or instructs on sexual violence or coercion in association with sexual conduct, whether or not involving the commission of a heinous sex crime; (d) content depicting for a sexual purpose, or that exploits, the nudity of a child or part of a child in a way that reasonable persons would regard as being offensive, whether or not sexual activity is involved; (e) content that advocates engaging in conduct in a way that (i) obstructs or is likely to obstruct any public health measure carried out in Singapore, or (ii) results or is likely to result in a public health risk in Singapore; (f) content dealing with matters of race or religion in a way that is likely to cause feelings of enmity, hatred, ill will or hostility against, or contempt for or ridicule of, different racial or religious groups in Singapore; (g) content that advocates or instructs on terrorism; and (h) any other content that is prescribed by Part 10A regulations as egregious content.

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

Additionally, the law prohibits the deliberate dissemination of false or misleading information that could cause consumer losses in electronic transactions. The law applies not only to offenses committed within Indonesia but also to violations carried out from outside the country that affect electronic systems within Indonesian jurisdiction. Violations of these prohibitions may result in criminal penalties, including imprisonment of up to 10 years and/or a maximum fine of 10 billion Indonesian Rupiah.

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

Protection of Minors

Indonesia’s new legislative developments in the electronic information sector in 2025 primarily focus on the protection of minors. Government Regulation No. 17 of 2025, which came into force on March 27, 2025, establishes a governance framework for child protection in electronic systems. It requires platforms to provide information on the minimum age for the use of their services and products, implement verification mechanisms for minor users, and establish reporting mechanisms for content, services, or features that infringe or may potentially infringe upon children’s rights.

Building upon this framework, Minister of Communication and Digital Regulation Number 9 of 2026 on the Implementing Regulation of Government Regulation Number 17 of 2025 on the Governance of Electronic System Operation in the Protection of Children (“MOCD Regulation 9/2026”) further operationalizes these requirements. It requires Electronic System Operators to conduct a self-assessment to ensure that their products comply with children’s age restrictions and to evaluate the level of risk involved. This assessment covers seven aspects: (a) contact with strangers; (b) exposure to pornographic content, violent content, and other content inappropriate for children; (c) exploitation of children as consumers; (d) threats to the security of children’s personal data; (e) causing addiction; (f) psychological health disturbances in children; and (g) physiological disturbances in children.

Where one or more of these aspects is assessed as high risk, the product, service, or feature will be categorized as having a High-Risk Profile. Unless otherwise determined based on the results of the self-assessment and the Minister’s evaluation of the risk profile, online and social media services provided by Electronic System Operators are classified as high-risk products, services, and features. In fulfilling their obligation to comply with minimum age restrictions for children, Electronic System Operators providing such products, services, and features are required to deactivate accounts held by children under the age of 16.

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

Regulations on Contents—Vietnam

The Law on Electronic Transactions (No. 20/2023/QH15) defines the “data message” as information that is generated, sent, received, or stored by electronic means; “electronic data” as data that is created, processed, or stored by electronic means; and the “electronic environment” as the environment of telecommunications networks, the Internet, computer networks, and information systems.

The Law on Cybersecurity (No. 24/2018/QH14) prohibits, in cyberspace, organizing or inciting activities opposing the Socialist Republic of Vietnam; distorting history or revolutionary achievements; undermining national unity or offending religion, or engaging in discrimination; disseminating false information causing public panic or harm to socio-economic activities or infringing lawful rights and interests; engaging in prostitution, social evils, or human trafficking, or publishing obscene or harmful content; inciting crimes; appropriating property, organizing gambling, or infringing copyright and intellectual property rights; forging or illegally handling electronic information pages or financial information, or unlawfully using payment instruments; advertising or trading in prohibited goods or services; instigating unlawful acts; and any other acts using cyberspace or electronic means to infringe national security, social order or safety, including posting or spreading content that opposes the State, incites unrest, defames, disrupts order, or discloses state, business, or personal secrets.

However, it should be noted that Vietnam passed the Cybersecurity Law (No. 116/2025/QH15) on December 10, 2025. This law is scheduled to take effect on July 1, 2026 (i.e., it is not yet in force at present), and the former Law on Cybersecurity (No. 24/2018/QH14) will be repealed on the same date. While under Law No. 116/2025/QH15, the following contents will be prohibited: propaganda against the State; incitement to riots or disorder; insults to national symbols and leaders; incitement to violence or armed opposition; mobilization of large gatherings causing disturbances; distortion of national sovereignty; causing social division or undermining solidarity policies; inciting discrimination, hatred, or ethnic and religious division; obstructing or harming state policies; harming the State’s political, economic, social interests or international prestige; obstructing policy implementation; spreading false or fabricated information harming organizations; boycotts causing damage to organizations or businesses; impersonation or counterfeit of organizational information or trademarks; insults or distortion of personal honor; dissemination of false information causing harm; false accusation of crimes; impersonation of individuals; posting or disseminating prohibited content; engaging in cyber-enabled crimes such as fraud, gambling, theft of telecom charges, and IP infringement; impersonation of websites or illegal handling of financial and personal account data; illegal trading or advertising of prohibited goods and services; facilitating illegal online exchanges or platforms; misuse of identities and data for accounts or entities; trading in counterfeit or illicit goods; inciting others to violate the law; and any other acts violating national security, public order, and safety in cyberspace.

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

On February 11, 2025, the Communications and Multimedia (Amendment) Act 2025, which provides amendments to the Communications and Multimedia Act 1998, came into effect. Notably, Section 92 (Sending of unsolicited commercial electronic messages) and Section 112 (Preservation of communications data) of the Amendment Act will come into effect on a later date to be determined by the Minister of Communications. This Amendment Act strengthens the protection of individuals. For example, it introduces Section 233A, which provides that no person shall send, or cause to be sent, or authorize the sending of an unsolicited commercial electronic message in contravention of any provisions of the Act or any regulations made under the Act. At the same time, this Amendment Act enhances the regulatory powers of the Malaysian Communications and Multimedia Commission (MCMC). For example, the MCMC may issue directives to content applications service providers requiring them to suspend their services within a specified period where such providers are found to have violated any relevant provisions of the CMA 1998.

Finally, Online Safety Act 2025 (Act 866) came into effect in January 2026. It requires licensed providers to implement measures to reduce users’ exposure to harmful content, issue clear user guidelines, provide online-safety tools, set up reporting and user-assistance mechanisms, protect child users, establish a mechanism to make “priority harmful content” inaccessible, and prepare, publish and submit an Online Safety Plan. The Schedule of Online Safety Act 2025 list harmful content to include child sexual abuse material, financial fraud, obscene content, indecent content, harassment or threatening content, content inciting violence or terrorism, content inducing child self-harm, content promoting ill-will or hostility, and content promoting dangerous drug.

Regulations on Contents—Saudi Arabia

Under the current relevant provisions in Saudi Arabia, there is no single and unified statutory definition of “electronic information”. Instead, existing legal provisions address such subject matter through concepts such as “data” and “media content.” For instance, the Saudi Arabia Anti-Cyber Crime Law (2007) defines “data” as: “Information, commands, messages, voices, or images which are prepared or have been prepared for use in computers. This includes data that can be saved, processed, transmitted, or constructed by computers, such as numbers, letters, codes, etc.” While the Law of Audiovisual Media (Royal Decree No. M/33) defines “media content” as audio and/or visual material.

With regard to prohibited content, the Saudi Anti-Cyber Crime Law (2007) provides that any person who commits one of the following cyber crimes shall be subject to imprisonment for a period not exceeding five years and a fine not exceeding three million riyals or to either punishment: (a) Production, preparation, transmission, or storage of material impinging on public order, religious values, public morals, and privacy, through the information network or computers; (b) The construction or publicizing of a website on the information network or computer to promote or facilitate human trafficking; (c) The preparation, publication, and promotion of material for pornographic or gambling sites which violates public morals; (d) The construction or publicizing of a web site on the information network or computer to trade in, distribute, demonstrate method of use or facilitate dealing in narcotic and psychotropic drugs. In addition, the Saudi Anti-Cyber Crime Law (2007) stipulates any person who commits one of the following cyber crimes shall be subject to imprisonment for a period not exceeding ten years, and a fine not exceeding five million riyals or to either punishment: (a) The construction or publicizing of a website on the information network or on a computer for terrorist organizations to facilitate communication with leaders or members of such organizations, finance them, promote their ideologies, publicize methods of making incendiary devices or explosives, or any other means used in terrorist activities; (b) Unlawful access to a web site or an information system directly, or through the information network or any computer with the Intention of obtaining data jeopardizing the internal or external security of the State or its national economy.

Finally, the Law of Audiovisual Media requires all persons engaged in audiovisual media activities to comply with the Kingdom’s media policy and a range of content controls, including prohibitions on defamation or blasphemy against religious figures and Islamic tenets, insulting the King or Crown Prince, inciting hatred, violence, or social division, undermining public order, national security, or international relations, and violating human dignity or privacy; it also requires respect for intellectual property rights and freedom of expression within legal limits, prohibits dissemination of false or unverified information, indecent or sexually explicit content, or promotion of drugs, alcohol, tobacco, or unlicensed medicines, supplements, or investment products, mandates modest dress requirements for female presenters as defined by regulations, requires a balance between advertising and content, and any additional controls approved by the competent authority.

Regulations on Contents—mainland China

Regulations on Internet Content

Internet content in mainland China is regulated and restricted from a state security standpoint. A series of laws and regulations were promulgated to regulate Internet security, including but not limited to the Decisions on Maintaining Internet Security (Amended in 2009), the PRC Law on Preservation of State Secrets, the Administrative Measures for the Graded Protection of Information Security and the Administrative Provisions on the Security Vulnerabilities of Network Products. Internet companies in mainland China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau.

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

According to the Administrative Provisions on Mobile Internet Applications Information Services (Amended in 2022), mobile internet application providers and internet application distribution platforms shall not use mobile internet applications to carry out illegal activities that endanger national security, disturb public order, and infringe upon others’ lawful rights, and shall perform the main responsibility for information content management, and establish and improve management systems for information content security management, information content ecological governance, network data security, personal information protection, and minors protection.

The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. According to the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial Implementation), a data processor in the field of industry and information technology shall file its catalogue of important data and core data to the local industrial regulatory department for recordation. Important data and core data collected and produced by a data processor in the field of industry and information technology within mainland China shall be stored within mainland China, and shall conduct the security assessment if the cross-border transfer of data is necessary. The Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) apply to the data security risk assessment activities conducted by important data and core data processors in the field of industry and information in mainland China. General data processors may also refer to these rules to conduct data security risk assessment.

The Cyber Security Law (Amended in 2025) provides that network operators must set up a classified protection system for cyber security. According to the Cyber Security Law (Amended in 2025), internet operators shall fulfill relevant mandatory security protection obligations. The Administration Measures on the Security Protection of Computer Information Network with Internationally Connections (Amended in 2011) prohibits using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

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

Value-added Tax

The PRC Value-added Tax Law and the Implementation Regulations of the PRC Value-added Tax Law set out that all taxpayers selling goods, services, intangible assets and immovable assets and importing goods in China shall pay a value-added tax. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, the deduction rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. According to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Policies for Deepening Value-added Tax Reform, the value-added tax rate was reduced to 13% and 9%, respectively.

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

Regulations on Foreign Investment and Related Restrictions—mainland China

Regulations on Value-Added Telecommunications Service and Internet Information Services

According to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 version), or the 2024 Negative List, the foreign stake in a value-added telecommunications service (except e-commerce, domestic multi-party communication, store-and-forward, and call center services) may not exceed 50%. According to the Telecommunications Regulations (2016 Edition), the Catalog of Telecommunications Business (Amended in 2019) and the Administrative Measures on Internet Information Services (Amended in 2024), the operators of value-added telecommunications services, including internet information services, must obtain value-added telecommunications business operation licenses prior to the commencement of such services in mainland China.

To comply with such foreign ownership restrictions, we hold ICP Licenses, a sub-category of the value-added telecommunications business operation license, through Guangzhou Huaduo, Guangzhou BaiGuoYuan and other PRC domestic companies, covering the provision of internet and mobile network information services and operate our online platform in mainland China through Guangzhou Huaduo, a subsidiary of Guangzhou Tuyue. Guangzhou Tuyue is indirectly held by selected individuals from our senior management team who are PRC citizens, through limited partnership in mainland China jointly established by these individuals. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—VIE Structure and the Contractual Arrangements.” Based on our PRC counsel Fangda Partners’ understanding of the current laws, rules and regulations of mainland China, our corporate structure complies with all existing laws and regulations of mainland China. However, we were further advised by our PRC counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future laws and regulations of mainland China and thus there is no assurance that mainland China governmental authorities would take a view consistent with the opinions of our PRC counsel.

Regulations on Online Transmission of Audio-Visual Programs

According to the Administrative Provisions on Private Network and Targeted Publication of Audio-Visual Programs Services (Amended in 2021) and the Administrative Provisions on Internet Audio-Visual Program Service (Amended in 2015), providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs, or complete certain registration procedures with the State Administration of Radio, Film and Television. Foreign invested enterprises are not allowed to carry out such business. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the State Administration of Radio, Film and Television.

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

Regulations on Foreign Currency Exchange and Dividend Distribution—mainland China

Regulations on Foreign Currency Exchange

Under the Foreign Exchange Administration Regulations (Amended in 2008), the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of mainland China, unless the prior approval of the State Administration for Foreign Exchange of the PRC, or the SAFE, is obtained and prior registration with the SAFE is made. According to the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation (Amended in 2023) and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (Amended in 2023), a foreign-invested enterprise may choose to convert its foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, extending loans to related parties or repaying the inter-company loans, as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations. Qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

According to the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules (Amended in 2023), all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents retained by such PRC residents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, restricted shares or restricted share units are subject to the aforementioned rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the aforementioned rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. In addition, under the circulars concerning employee share options, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to withhold individual income taxes of such employees. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

In addition, the Measures for Cybersecurity Review, among others, (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities “in a foreign country”, (ii) a critical information infrastructure operator that intends to purchase internet products and services that affect or may affect national security should apply for a cybersecurity review, and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security should apply for a cybersecurity review.

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

Our corporate headquarters is located in 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440. We have leased office space across the globe with an aggregate area of 40,849 square meters.

The corporate headquarters of BIGO are located at the same premises in Singapore. BIGO also has local offices in the United States, the United Kingdom, Japan, South Korea, Australia, Malaysia, Indonesia, Jordan, mainland China, and many other regions. As of the date of this annual report, BIGO has leased office space with an aggregate area of 22,456 square meters. BIGO’s physical servers are primarily hosted at internet data centers located in Singapore, among others.

We own the use right of several parcel of lands and several buildings located in mainland China. As of December 31, 2025, the parcels of land to which we own use right and the buildings we acquired had an aggregate area of 175,847 square meters. We are conducting construction of buildings on a parcel of land located in Foshan to which we acquired use right in April 2021. Our capital commitment in connection with the construction of buildings located on such parcel was US$68.6 million as of December 31, 2025. We currently expect to complete the planned construction in Foshan in 2026.

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

Overview

We are a global technology company with a mission to enrich lives through technology. We operate leading online social entertainment platforms that offer live streaming, short videos, instant messaging, casual games and beyond. We also operate a global advertising platform, which connects advertisers and publishers with high-quality traffic from our social apps and premium international developers, and a global smart commerce platform that enables merchants to easily build their brands online and sell their products to customers around the world. By seamlessly integrating social entertainment with a robust B2B technology stack, JOYY provides a comprehensive ecosystem to facilitate digital engagement and commercial transformation, creating a self-reinforcing flywheel that empowers creators, advertisers and brand merchants worldwide.

Today, we operate in a number of markets across the globe, including North America, Europe, the Middle East, Southeast Asia, and others. The global average mobile monthly active users on our social entertainment platforms reached 272.1 million in the fourth quarter of 2025.

Our total net revenues amounted to US$2.3 billion in 2023, US$2.2 billion in 2024 and US$2.1 billion in 2025. Our net cash provided by operating activities was US$295.6 million in 2023, US$308.7 million in 2024 and US$302.3 million in 2025.

We derived our revenues primarily from live streaming services, accounting for 87.3%, 79.9% and 72.0% of our total net revenues in 2023, 2024 and 2025, respectively. We have been exploring additional monetization opportunities and diversifying our revenue streams beyond livestreaming. In particular, our advertising revenues have demonstrated strong growth momentum in 2025. Our advertising revenues accounted for 5.3%, 14.4% and 20.8% of our total net revenues in 2023, 2024 and 2025, respectively.

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

While our business and results of operations are influenced by the general factors summarized above, we believe that our results of operations are more directly affected by company-specific factors. The specific factors that more directly affect our business and results of operations include:

●	our ability to increase our popularity by offering new and attractive contents, products and services that allow us to monetize our platforms;
●	our ability to attract and retain a large and engaged user base;
●	our ability to attract and retain certain popular performers, agencies, channel owners and other business partners;
●	our ability to attract and retain advertisers and advertising agencies;
●	changes of our business strategy, such as launching new services or products, expanding into new markets, or discontinuing services in certain markets or products; and
●	our cost and expense structure, and other resources directed to our operations.

Discussion of Selected Statements of Operations Items

Revenues

We generate revenue through a diversified mix of global social entertainment and business-to-business (B2B) technology solutions.

Our live streaming revenues are primarily comprised of revenues from our social entertainment platforms, primarily including Bigo Live, Likee, Hago, imo and others. Our advertising revenues are primarily comprised of revenues from BIGO Ads. Other revenues primarily include e-commerce SAAS revenues from Shopline, revenues from online games, and others.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
		% of total net		% of total net		% of total net
	US$	revenues	US$	revenues	US$	revenues

	(in thousands, except for percentages)
Live streaming	1,979,371	87.3	1,788,021	79.9	1,529,667	72.0
Advertising	119,880	5.3	323,013	14.4	442,718	20.8
Others	168,619	7.4	126,754	5.7	151,863	7.2
Total net revenues (1)	2,267,870	100.0	2,237,788	100.0	2,124,248	100.0

Note:

(1)	Revenues are presented net of rebates and discounts.

The following table sets forth the geographic locations from which we generated our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
		% of total net		% of total net		% of total net
	US$	revenues	US$	revenues	US$	revenues

	(in thousands, except for percentages)
Developed countries and regions(1)	968,225	42.7	1,206,679	53.9	1,250,411	58.9
Middle East(2)	441,277	19.5	317,848	14.2	244,222	11.5
Mainland China	347,825	15.3	233,578	10.4	208,722	9.8
Southeast Asia and others(3)	510,543	22.5	479,683	21.5	420,893	19.8
Total net revenues	2,267,870	100.0	2,237,788	100.0	2,124,248	100.0

Notes:

(1)	Developed countries and regions mainly include the United States, Singapore, Japan, South Korea and the United Kingdom.
(2)	Middle East mainly include Saudi Arabia and other countries located in the region.
(3)	Southeast Asia and others mainly include Indonesia, Vietnam and rest of the world.

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

●	The number of paying users. In 2025, we had 3.6 million paying users for our live streaming services on Bigo Live, Likee and imo. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on the above-mentioned platforms at least once during the relevant period.
●	ARPU. ARPU is calculated by dividing our total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on the above-mentioned platforms for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period due to the mix of live streaming services purchased by our paying users. In 2025, our ARPU for live streaming was US$365.

We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels.

Advertising Revenues. We generate revenue by providing performance-based and brand advertising solutions to global advertisers looking to acquire users. Our revenue is generated through (i) advertisements displayed within our own ecosystem of social entertainment platforms and (ii) our BIGO Audience Network, which leverages our proprietary recommendation algorithms to deliver targeted advertisements across third-party network partner properties. Advertising revenues are primarily derived from BIGO Ads.

Other revenues. We generate other revenues from e-commerce and our online game business.

●	E-commerce business revenues. We operate a global smart commerce platform that enables merchants to easily build their brands online and sell their products to users around the world. We recognize revenue when the identified performance obligation is satisfied by rendering the promised service to the customer and when specific criteria have been met.
●	Online games revenues. We generate online games revenues from the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platforms. Users play online games free of charge, but are charged for purchases of virtual items. The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play.

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

Our operating expenses include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Research and development expenses	295,503	278,740	247,133
Sales and marketing expenses	369,577	333,334	297,470
General and administrative expenses	122,661	152,517	164,529
Goodwill impairment	—	454,935	—
Total	787,741	1,219,526	709,132

Other Operating Income

Gain (loss) on disposal of subsidiary

We disposed certain subsidiaries in 2023 and 2024, which resulted in recognition of related loss of US$6.2 million and gain of US$1.6 million, respectively.

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

Bigo Singapore applied for the incentive qualification and is entitled to enjoy the beneficial tax rate of 5% as the incentive for the years 2018 through 2025, and 10% for the years 2026 through 2027. Bigo Singapore will need to re-apply for the incentive qualification renewal in 2028. Other subsidiaries incorporated in Singapore were subject to 17% of their taxable income.

Mainland China

Current taxation primarily represented the provision for a state and local corporate income tax for subsidiaries and variable interest entities operating in mainland China. Our PRC subsidiaries and the VIEs are subject to the PRC Enterprise Income Tax Law on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in mainland China. All our entities in mainland China are subject to enterprise income tax at a rate of 25%, with the exception of any preferential treatments they may receive, such as, among others, the 15% preferential tax rate that BaiGuoYuan Technology can enjoy for the periods reported as a result of its qualification as a High and New Technology Enterprise, valid until November 27, 2027.

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

In addition, according to the PRC Enterprise Income Tax Law and its implementation rules, foreign enterprises, which have no establishment or place in mainland China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in mainland China, are subject to PRC withholding tax at 10% (a further reduced withholding tax rate may be available according to the applicable double tax treaty or arrangement). The 10% withholding tax is applicable to any dividends to be distributed from our subsidiaries in mainland China and the variable interest entities to us and our subsidiaries outside mainland China. We do not have any present plan to pay out the retained earnings in subsidiaries in mainland China and the variable interest entities in the foreseeable future. Accordingly, no withholding tax has been accrued.

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

	For the Year Ended December 31,
	2023		2024		2025
		% of total		% of total		% of total
	US$	net revenues	US$	net revenues	US$	net revenues

	(in thousands, except for percentages)
Total net revenues(1)	2,267,870	100.0	2,237,788	100.0	2,124,248	100.0
Live streaming	1,979,371	87.3	1,788,021	79.9	1,529,667	72.0
Advertising	119,880	5.3	323,013	14.4	442,718	20.8
Others	168,619	7.4	126,754	5.7	151,863	7.2
Cost of revenues	(1,454,842)	(64.2)	(1,431,585)	(64.0)	(1,361,616)	(64.1)
Gross profit	813,028	35.8	806,203	36.0	762,632	35.9
Research and development expenses	(295,503)	(13.0)	(278,740)	(12.5)	(247,133)	(11.6)
Sales and marketing expenses	(369,577)	(16.3)	(333,334)	(14.9)	(297,470)	(14.0)
General and administrative expenses	(122,661)	(5.4)	(152,517)	(6.8)	(164,529)	(7.7)
Goodwill impairment	—	—	(454,935)	(20.3)	—	—
Total operating expenses	(787,741)	(34.7)	(1,219,526)	(54.5)	(709,132)	(33.4)
(Loss) gain on disposal of subsidiary	(6,177)	(0.3)	1,643	0.1	—	—
Other income	9,705	0.4	6,055	0.3	2,320	0.1
Operating income (loss)	28,815	1.3	(405,625)	(18.1)	55,820	2.6
Gain on deemed disposal and disposal of investments	74,851	3.3	—	—	—	—
Gain on fair value changes of investments	12,425	0.5	6,636	0.3	12,320	0.6
Foreign currency exchange (losses) gains, net	(2,906)	(0.1)	764	0.0	(14,111)	(0.7)
Interest expense	(10,420)	(0.5)	(4,847)	(0.2)	(516)	0.0
Interest income and investment income	185,212	8.2	175,556	7.8	162,607	7.7
Income (loss) before income tax expenses	287,977	12.7	(227,516)	(10.2)	216,120	10.2
Income tax expenses	(18,856)	(0.8)	(13,485)	(0.6)	(16,429)	(0.8)
Income (loss) before share of (loss) income in equity method investments, net of income taxes	269,121	11.9	(241,001)	(10.8)	199,691	9.4
Share of income (loss) in equity method investments, net of income taxes	3,297	0.1	(1,637)	(0.1)	11,610	0.5
Net income (loss) from continuing operations	272,418	12.0	(242,638)	(10.8)	211,301	9.9
Gain on disposal of YY Live	—	—	—	—	1,875,921	88.3
Net income (loss)	272,418	12.0	(242,638)	(10.8)	2,087,222	98.3
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	29,398	1.3	96,402	4.3	11,213	0.5
Net income (loss) attributable to controlling interest of the Company	301,816	13.3	(146,236)	(6.5)	2,098,435	98.8
Including: Net income (loss) from continuing operations attributable to controlling interest of the Company	301,816	13.3	(146,236)	(6.5)	222,514	10.5
Gain on disposal of YY Live	—	—	—	—	1,875,921	88.3
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,048)	(0.2)	(1,388)	(0.1)	(1,387)	(0.1)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(2,000)	(0.1)	—	—	—	—
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	52,583	2.3	—	—	—	—
Net income (loss) attributable to common shareholders of the Company	347,351	15.3	(147,624)	(6.6)	2,097,048	98.7
Including: Net income (loss) from continuing operations attributable to common shareholders of the Company	347,351	15.3	(147,624)	(6.6)	221,127	10.4
Gain on disposal of YY Live	—	—	—	—	1,875,921	88.3

Note:

(1)	Net of rebates and discounts.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues. Our net revenues decreased from US$2,237.8 million in 2024 to US$2,124.2 million in 2025, primarily due to a decline in live streaming revenues.

Live streaming revenues. Our live streaming revenues decreased from US$1,788.0 million in 2024 to US$1,529.7 million in 2025. The overall decrease was primarily attributable to our proactive adjustments to the operational strategies and features of our live streaming products to enhance efficiency and compliance, and the decrease in the ARPU for live streaming. In particular, ARPU for live streaming decreased from US$391 in 2024 to US$365 in 2025.

Advertising revenues. Our advertising revenues increased from US$323.0 million in 2024 to US$442.7 million in 2025. The increase was due to strong performance of BIGO Ads, driven by expansion of traffic, advertiser base, geographic and vertical market diversification, and enhanced algorithm performance that resulted in improved advertisement delivery efficiency and higher advertiser spending.

Other revenues. Other revenues increased by 19.8% from US$126.8 million in 2024 to US$151.9 million in 2025. The increase was mainly driven by steady growth of our smart commerce SaaS business.

Cost of revenues. Our cost of revenues decreased from US$1,431.6 million in 2024 to US$1,361.6 million in 2025. The decrease was primarily driven by the decrease in BIGO segment. BIGO’s cost of revenues decreased by 5.3% to US$1,206.1 million, primarily driven by decrease in revenue-sharing fees and content costs related to livestreaming.

Operating expenses. Our operating expenses decreased from US$1,219.5 million in 2024 to US$709.1 million in 2025. The decrease was primarily attributable to impairment of goodwill of US$454.9 million associated with our prior acquisitions, driven by lower valuations amid market conditions in 2024.

Research and development expenses. Our research and development expenses decreased from US$278.7 million in 2024 to US$247.1 million in 2025, primarily driven by the decrease in salary and welfare of US$24.5 million and the decrease in share-based compensation expenses of US$3.0 million.

Sales and marketing expenses. Our sales and marketing expenses decreased from US$333.3 million in 2024 to US$297.5 million in 2025. The decrease was primarily driven by the decrease in advertising and promotion expenses of US$32.9 million, as we optimized overall sales and marketing strategies across various social products to be more focused on return-on-investment and user acquisition effectiveness.

General and administrative expenses. Our general and administrative expenses increased from US$152.5 million in 2024 to US$164.5 million in 2025. The increase was primarily driven by the increase in impairment loss arising from certain equity investments of US$5.6 million and the increase in impairment loss of fixed assets of US$8.6 million.

Foreign currency exchange gains (losses). We had net foreign currency exchange gains of US$0.8 million in 2024 and net foreign currency exchange losses of US$14.1 million in 2025, primarily due to depreciation of the U.S. dollar.

Interest income and investment income. Our interest income and investment income were US$175.6 million in 2024 and US$162.6 million in 2025, primarily due to the decrease in interest income driven by lower market interest rates.

Income tax expenses. We recorded income tax expenses of US$13.5 million in 2024 and US$16.4 million in 2025. The increase was primarily due to higher effective tax rates due to the effects of Pillar Two, partially offset by lower tax base of certain operational entities.

Gain on disposal of YY Live. We recorded a one-off gain on disposal of YY Live of US$1,875.9 million in 2025 following the closing of the sale of YY Live to Baidu, which was reported as part of the net income from discontinued operation.

Net income. As a result of the foregoing, we recorded net income attributable to common shareholders of our company of US$2,097.0 million in 2025, as compared to net loss attributable to common shareholders of our company of US$147.6 million in 2024.

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

Advertising revenues. Our advertising revenues increased from US$119.9 million in 2023 to US$323.0 million in 2024. The increase was due to strong performance of BIGO Ads, driven by expansion of traffic, geographic and vertical market diversification, and enhanced algorithm performance that resulted in improved advertisement delivery efficiency and higher advertiser spending.

Other revenues. Other revenues decreased by 24.8% from US$168.6 million in 2023 to US$126.8 million in 2024. The decrease was mainly driven by our proactive adjustments to certain non-core livestreaming products.

Cost of revenues. Our cost of revenues decreased from US$1,454.8 million in 2023 to US$1,431.6 million in 2024. The decrease was primarily driven by a decrease in cost of revenues for the All other segment by 40.5% to US$158.1 million, consistent with the decline in segment revenue, partially offset by the increase in traffic costs related to the growing advertising revenues.

Operating expenses. Our operating expenses increased from US$787.7 million in 2023 to US$1,219.5 million in 2024. The increase was primarily driven by goodwill impairment of US$454.9 million, partially offset by the decreases in sales and marketing expenses and research and development expenses.

Research and development expenses. Our research and development expenses decreased from US$295.5 million in 2023 to US$278.7 million in 2024, primarily driven by the decrease in salary and welfare of US$6.0 million and the decrease in share-based compensation expenses of US$7.0 million.

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

Segment Reporting

For the years ended December 31, 2023, 2024 and 2025, there are two operating and reportable segments, which are the BIGO segment and the All other segment.

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

In light of our evolving business developments, we have made certain refinements to our internal management and segment reporting structure. Effective from the quarter ended March 31, 2026, we adopted a revised reportable segment structure following the changes to our management structure and CODM reporting. Historical segment information will be adjusted retrospectively, and further details will be provided in our future filings.

The table below sets forth our revenues by our current segments for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Net Revenues:
BIGO	1,924,320	1,988,340	1,848,445
All other	344,889	251,027	277,137
Elimination	(1,339)	(1,579)	(1,334)

BIGO

2025 compared to 2024. BIGO revenues decreased from US$1,988.3 million in 2024 to US$1,848.4 million in 2025, primarily attributable to the decrease in our livestreaming revenues of US$253.2 million, partially offset by the increase in our advertising revenues of US$110.7 million.

2024 compared to 2023. BIGO revenues increased from US$1,924.3 million in 2023 to US$1,988.3 million in 2024, primarily attributable to the growth in our advertising revenues.

All other

2025 compared to 2024. Revenues of All other segment increased from US$251.0 million in 2024 to US$277.1 million in 2025, primarily due to the continued steady growth of our smart commerce SaaS business.

2024 compared to 2023. Revenues of All other segment decreased from US$344.9 million in 2023 to US$251.0 million in 2024, primarily due to our proactive adjustments to certain non-core products.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Operating Costs and Expenses:
BIGO	1,701,435	1,751,318	1,641,761
All other	542,487	901,372	430,321
Elimination	(1,339)	(1,579)	(1,334)

BIGO

Operating costs and expenses of BIGO mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, depreciation and amortization, payment handling costs and other costs.

Cost of revenues.

2025 compared to 2024. The cost of revenues of BIGO decreased from US$1,273.8 million in 2024 to US$1,206.1 million in 2025, primarily driven by a US$48.2 million decrease in revenue-sharing fees and content costs.

2024 compared to 2023. The cost of revenues of BIGO increased from US$1,189.5 million in 2023 to US$1,273.8 million in 2024, primarily due to the increase in traffic costs which was in line with the growth of advertising revenues.

Research and development expenses.

2025 compared to 2024. The research and development expenses of BIGO decreased from US$172.3 million in 2024 to US$157.0 million in 2025, driven by the decrease in salary and welfare for research and development personnel of US$12.3 million and decreases in share-based compensation expenses of US$1.0 million.

2024 compared to 2023. The research and development expenses of BIGO increased from US$163.6 million in 2023 to US$172.3 million in 2024, driven by the increase in salary and welfare for research and development personnel of US$11.6 million, partially offset by the decrease in share-based compensation expenses of research and development personnel of US$2.6 million.

Sales and marketing expenses.

2025 compared to 2024. The sales and marketing expenses of BIGO decreased from US$247.7 million in 2024 to US$211.3 million in 2025, driven by the decrease in advertising and promotion expenses of US$36.3 million.

2024 compared to 2023. The sales and marketing expenses of BIGO decreased from US$295.4 million in 2023 to US$247.7 million in 2024, driven by the decrease in advertising and promotion expenses of US$41.6 million.

General and administrative expenses.

2025 compared to 2024. The general and administrative expenses of BIGO increased from US$57.5 million in 2024 to US$67.4 million in 2025, driven by the increase in salary and welfare for general and administrative personnel of US$2.8 million and the increase in impairment loss of fixed assets of US$6.1 million.

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

Cost of revenues

2025 compared to 2024. The cost of revenues of All other segment decreased from US$158.1 million in 2024 to US$155.8 million in 2025, driven by the increased proportion of revenues coming from higher gross margin SAAS and advertising revenues.

2024 compared to 2023. The cost of revenues of All other segment decreased from US$265.7 million in 2023 to US$158.1 million in 2024, which was consistent with the decline in segment revenue.

Research and development expense

2025 compared to 2024. The research and development expenses of All other segment decreased from US$107.4 million in 2024 to US$91.0 million in 2025, driven by decreases in salary and welfare for research and development personnel of US$12.2 million and decreases in share-based compensation expenses of US$2.0 million.

2024 compared to 2023. The research and development expenses of All other segment decreased from US$132.6 million in 2023 to US$107.4 million in 2024, driven by decreases in salary and welfare for research and development personnel of US$17.6 million and decreases in share-based compensation expenses of US$4.4 million.

Sales and marketing expenses

2025 compared to 2024. The sales and marketing expenses of All other segment increased from US$85.7 million in 2024 to US$86.3 million in 2025, driven by the increase in advertising and promotion expenses of US$3.5 million primarily attributable to Shopline and other non-livestreaming products.

2024 compared to 2023. The sales and marketing expenses of All other segment increased from US$74.3 million in 2023 to US$85.7 million in 2024, driven by the increase in advertising and promotion expenses of US$11.5 million primarily attributable to Shopline and other non-livestreaming products.

General and administrative expenses

2025 compared to 2024. The general and administrative expenses of All other segment increased from US$95.2 million in 2024 to US$97.3 million in 2025, driven by the increase in impairment loss arising from certain equity investments of US$5.6 million and the increase in impairment loss of fixed assets of US$2.5 million, partially offset by the decrease in expected credit loss of receivables of US$6.4 million.

2024 compared to 2023. The general and administrative expenses of All other segment increased from US$69.9 million in 2023 to US$95.2 million in 2024, driven by the increase in impairment loss arising from certain equity investments of US$9.4 million, the increase in expected credit loss of receivables of US$6.9 million and the increase in salary and welfare of US$6.1 million.

Goodwill impairment

2025 compared to 2024. We recorded goodwill impairment loss of nil in 2025 as compared to goodwill impairment loss of US$454.9 million in 2024, primarily attributable to goodwill associated with the Company’s prior acquisitions, mainly driven by lower valuations due to changes in market conditions in 2024.

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

Financial Information Related to the Variable Interest Entities

The following tables present the condensed consolidating schedule of financial information of JOYY Inc., the variable interest entities, the primary beneficiaries of the variable interest entities, and other equity subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidating Statements of Operations and Comprehensive Income (Loss) Data

	For the Year Ended December 31, 2025
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues(1)	—	3,613	158,313	62,433	(224,359)	—
Third-party revenues	—	1,939,051	120	185,077	—	2,124,248
Total revenue	—	1,942,664	158,433	247,510	(224,359)	2,124,248
Total cost and operating expenses	(924)	(1,883,969)	(167,173)	(249,501)	230,819	(2,070,748)
Share of income of subsidiaries/VIEs(2)	212,099	27,161	31,935	—	(271,195)	—
Others, net	11,339	129,549	3,349	17,349	1,034	162,620
Income before income tax	222,514	215,405	26,544	15,358	(263,701)	216,120
Income tax (expense) benefits	—	(21,839)	617	4,793	—	(16,429)
Share of (loss) income in equity method investments, net of income taxes	—	(116)	—	11,726	—	11,610
Net income from continuing operations	222,514	193,450	27,161	31,877	(263,701)	211,301
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	11,155	—	58	—	11,213
Net income from continuing operations attributable to controlling interest of JOYY Inc.	222,514	204,605	27,161	31,935	(263,701)	222,514
Gain on disposal of YY Live						1,875,921
Net income attributable to controlling interest of JOYY Inc.						2,098,435

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues(1)	—	4,748	166,665	56,762	(228,175)	—
Third-party revenues	—	2,016,764	231	220,793	—	2,237,788
Total revenue	—	2,021,512	166,896	277,555	(228,175)	2,237,788
Total cost and operating expenses	(1,721)	(2,423,103)	(160,623)	(289,962)	224,298	(2,651,111)
Share of (loss) income of subsidiaries/VIEs(2)	(149,652)	23,451	11,268	—	114,933	—
Others, net	5,137	161,106	5,987	14,318	(741)	185,807
(Loss) income before income tax	(146,236)	(217,034)	23,528	1,911	110,315	(227,516)
Income tax (expense) benefits	—	(23,475)	(77)	10,067	—	(13,485)
Share of loss in equity method investments, net of income taxes	—	(897)	—	(740)	—	(1,637)
Net (loss) income from continuing operations	(146,236)	(241,406)	23,451	11,238	110,315	(242,638)
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	96,371	—	31	—	96,402
Net (loss) income attributable to controlling interest of JOYY Inc.	(146,236)	(145,035)	23,451	11,269	110,315	(146,236)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Inter-company revenues(1)	—	11,049	206,984	54,280	(272,313)	—
Third-party revenues	—	1,966,201	264	301,405	—	2,267,870
Total revenue	—	1,977,250	207,248	355,685	(272,313)	2,267,870
Total cost and operating expenses	(2,423)	(1,987,387)	(177,582)	(354,306)	279,115	(2,242,583)
Share of income of subsidiaries/VIEs(2)	231,834	109,238	22,974	—	(364,046)	—
Others, net	74,208	142,958	56,231	12,044	(22,751)	262,690
Income before income tax	303,619	242,059	108,871	13,423	(379,995)	287,977
Income tax (expense) benefits	—	(23,556)	367	4,333	—	(18,856)
Share of (loss) income in equity method investments, net of income taxes	(1,803)	(112)	—	5,212	—	3,297
Net income from continuing operations	301,816	218,391	109,238	22,968	(379,995)	272,418
Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	—	29,392	—	6	—	29,398
Net income attributable to controlling interest of JOYY Inc.	301,816	247,783	109,238	22,974	(379,995)	301,816

Notes:

(1)

Represents the elimination of the intercompany transaction and service charge at the consolidation level. The VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$25.8 million, US$34.8 million and US$29.6 million for the years ended December 31, 2023, 2024 and 2025, respectively, for technical support services.

(2)	Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2025
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	34	327,033	10,054	37,127	—	374,248
Restricted cash and cash equivalents	—	21,156	—	437	—	21,593
Short-term deposits	—	73,282	27,032	92,221	—	192,535
Restricted short-term deposits	—	1,236	—	5,946	—	7,182
Short-term investments	100,000	508,136	—	5,566	—	613,702
Accounts receivable	—	135,772	28	18,639	—	154,439
Prepayments and other current assets	14,753	163,192	7,339	70,282	—	255,566
Amounts due from Group companies(1)	1,310,666	180,966	500,203	684,537	(2,676,372)	—
Investments in subsidiaries/VIEs(2)	5,137,209	2,478,759	1,985,585	—	(9,601,553)	—
Long-term investments	—	85,739	—	466,063	—	551,802
Long-term deposits and held-to-maturity investments	40,000	1,760,451	123,065	135,870	—	2,059,386
Property, plant and equipment, net	—	29,698	66,716	468,710	—	565,124
Land use rights, net	—	—	—	301,390	—	301,390
Intangible assets, net	—	240,745	1,134	24,773	(44,689)	221,963
Goodwill	—	2,194,358	—	—	—	2,194,358
Deferred tax assets	—	9,782	—	—	—	9,782
Other assets	—	23,268	2,263	3,887	—	29,418
Total assets						7,552,488
Liabilities and shareholders’ equity Liabilities
Deferred tax liabilities	—	43,196	—	11,745	—	54,941
Accounts payable	—	9,470	105	61,976	—	71,551
Deferred revenue	—	59,743	—	11,492	—	71,235
Income taxes payable	9,075	46,181	3,463	5,814	—	64,533
Accrued liabilities and other current liabilities	29,118	513,496	37,945	46,119	—	626,678
Amounts due to Group companies(1)	—	2,310,937	201,087	172,822	(2,684,846)	—
Other liabilities	22,622	20,317	2,060	16,521	—	61,520
Total liabilities						950,458
Mezzanine equity	—	25,333	—	—	—	25,333
Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	6,541,847	5,173,424	2,478,759	1,985,585	(9,637,768)	6,541,847
Non-controlling interests	—	31,476	—	3,374	—	34,850
Total shareholders’ equity	6,541,847	5,204,900	2,478,759	1,988,959	(9,637,768)	6,576,697
Total liabilities, mezzanine equity and shareholders’ equity						7,552,488

	As of December 31, 2024
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	156	353,602	16,761	74,242	—	444,761
Restricted cash and cash equivalents	—	363,400	4,312	3,620	—	371,332
Short-term deposits	—	755,054	4,173	301,784	—	1,061,011
Restricted short-term deposits	—	20,722	—	—	—	20,722
Short-term investments	159,459	129,130	—	—	—	288,589
Accounts receivable	—	110,682	56	11,123	—	121,861
Prepayments and other current assets	2,221	148,347	5,360	91,610	—	247,538
Amounts due from Group companies(1)	—	244,476	480,945	587,774	(1,313,195)	—
Investments in subsidiaries/VIEs(2)	4,768,658	2,366,186	1,886,688	—	(9,021,532)	—
Long-term investments	—	115,764	—	414,921	—	530,685
Long-term deposits and held-to-maturity investments	20,000	963,804	67,470	73,034	—	1,124,308
Property, plant and equipment, net	—	42,406	69,139	388,178	—	499,723
Land use rights, net	—	—	—	303,115	—	303,115
Intangible assets, net	—	295,084	2,420	31,913	(52,160)	277,257
Goodwill	—	2,194,324	—	—	—	2,194,324
Deferred tax assets	—	2,563	—	—	—	2,563
Other assets	—	20,721	5,721	15,597	(2,031)	40,008
Total assets						7,527,797
Liabilities and shareholders’ equity Liabilities
Deferred tax liabilities	—	38,132	—	9,499	—	47,631
Accounts payable	—	16,138	48	67,829	—	84,015
Deferred revenue	—	68,642	102	10,704	—	79,448
Income taxes payable	8,789	55,549	3,980	9,986	—	78,304
Accrued liabilities and other current liabilities	810	2,291,284	37,402	64,427	—	2,393,923
Amounts due to Group companies(1)	228,905	758,457	131,788	202,264	(1,321,414)	—
Other liabilities	—	17,310	3,538	42,170	(2,033)	60,985
Total liabilities						2,744,306
Mezzanine equity	—	23,733	—	—	—	23,733
Shareholders’ equity
Total JOYY Inc.’s shareholders’ equity	4,711,990	4,812,596	2,366,187	1,886,688	(9,065,471)	4,711,990
Non-controlling interests	—	44,424	—	3,344	—	47,768
Total shareholders’ equity	4,711,990	4,857,020	2,366,187	1,890,032	(9,065,471)	4,759,758
Total liabilities, mezzanine equity and shareholders’ equity						7,527,797

Notes:

(1)	Represents the elimination of intercompany balances among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	Represents the elimination of investments among JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and VIEs and their subsidiaries that we consolidate.

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2025
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash provided by (used in) transactions with external parties	1,393,336	(497,042)	(607,562)	13,593	—	302,325
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(598,744)	617,604	(18,860)	—	—
Net cash provided by (used in) operating activities	1,393,336	(1,095,786)	10,042	(5,267)	—	302,325
Net cash provided by (used in) transactions with external parties	39,776	(509,986)	(75,754)	2,269	—	(543,695)
Net cash provided by (used in) transactions with intra-Group entities(1)	—	1,517,423	(2,698)	(54,389)	(1,460,336)	—
Net cash provided by (used in) investing activities	39,776	1,007,437	(78,452)	(52,120)	(1,460,336)	(543,695)
Net cash provided by (used in) discontinued investing activities	238,983	(175,851)	(21)	24,487	—	87,598
Net cash (used in) provided by transactions with external parties	(132,646)	(155,572)	4,213	(4,310)	—	(288,315)
Net cash (used in) provided by transactions with intra-Group entities(1)	(1,539,571)	30,512	52,902	(4,179)	1,460,336	—
Net cash used in financing activities	(1,672,217)	(125,060)	57,115	(8,489)	1,460,336	(288,315)

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash (used in) provided by transactions with external parties	(1,351)	873,055	(535,936)	(27,111)	—	308,657
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(636,674)	599,700	36,974	—	—
Net cash (used in) provided by operating activities	(1,351)	236,381	63,764	9,863	—	308,657
Net cash (used in) provided by transactions with external parties	(90,000)	31,589	(55,211)	(96,627)	—	(210,249)
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(696,797)	11,929	177,941	506,927	—
Net cash (used in) provided by investing activities	(90,000)	(665,208)	(43,282)	81,314	506,927	(210,249)
Net cash (used in) provided by transactions with external parties	(665,286)	(67)	37,837	(80,315)	—	(707,831)
Net cash provided by (used in) transactions with intra-Group entities(1)	657,718	(27,422)	(127,319)	3,950	(506,927)	—
Net cash used in financing activities	(7,568)	(27,489)	(89,482)	(76,365)	(506,927)	(707,831)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Equity	Beneficiaries	VIEs’
	JOYY Inc.	Subsidiaries	of VIEs	Subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Net cash (used in) provided by transactions with external parties	(656)	450,433	(213,163)	58,965	—	295,579
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(20,026)	51,914	(31,888)	—	—
Net cash (used in) provided by operating activities	(656)	430,407	(161,249)	27,077	—	295,579
Net cash provided by (used in) transactions with external parties	269,313	190,691	42,729	(82,360)	—	420,373
Net cash (used in) provided by transactions with intra-Group entities(1)	—	(644,513)	77,255	(129,111)	696,369	—
Net cash provided by (used in) investing activities	269,313	(453,822)	119,984	(211,471)	696,369	420,373
Net cash (used in) provided by transactions with external parties	(832,140)	(22,230)	15,456	(2,831)	—	(841,745)
Net cash provided by (used in) transactions with intra-Group entities(1)	622,188	(7,477)	81,141	517	(696,369)	—
Net cash (used in) provided by financing activities	(209,952)	(29,707)	96,597	(2,314)	(696,369)	(841,745)

Note:

(1)

Represents the elimination of the net cash provided by (used in) operating activities, investing activities and financing activities of JOYY Inc., the primary beneficiaries of VIEs, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate. For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to our subsidiaries for the settlement of technical support fees in operating activities were US$45.1 million, US$44.2 million and US$76.7 million, respectively.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations primarily through cash flows from operations and gain on disposal of businesses. See “Item 4. Information on the Company—A. History and Development of the Company” for more information about our material transactions in the past few years.

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

As of December 31, 2023, 2024 and 2025, we had US$1,440.4 million, US$836.8 million and US$403.0 million, respectively, in cash, cash equivalents, restricted cash, and restricted short-term deposits.

As of December 31, 2025, our subsidiaries, the VIEs, and the VIEs’ subsidiaries located in mainland China held cash and cash equivalents, restricted cash and restricted short-term deposits in the amount of US$58.5 million. Aggregate undistributed earnings and reserves of our subsidiaries, the VIEs, and the VIEs’ subsidiaries located in mainland China that are available for distribution to our company as of December 31, 2025 were US$2,567.5 million. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in mainland China to our offshore subsidiaries. However, we plan to indefinitely utilize undistributed earnings in mainland China to meet our obligations and commitments there, including our capital expenditure in connection with the construction of buildings located in mainland China and working capital requirements for our research and development team.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Net cash provided by continuing operating activities	295,579	308,657	302,325
Net cash provided (used in) by continuing investing activities	420,373	(210,249)	(543,695)
Net cash used in continuing financing activities	(841,745)	(707,831)	(288,315)
Net decrease in cash, cash equivalents and restricted cash in continuing operations	(125,793)	(609,423)	(529,685)
Net increase in cash, cash equivalents and restricted cash in discontinuing operations	—	—	87,598
Cash, cash equivalents and restricted cash at the beginning of the year	1,565,560	1,440,449	836,815
Effect of exchange rate changes on cash, cash equivalents and restricted cash	682	5,789	1,113
Cash, cash equivalents and restricted cash at the end of the year	1,440,449	836,815	395,841

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

Net cash provided by operating activities amounted to US$302.3 million for the year ended December 31, 2025. In 2025, the difference between our net cash provided by operating activities and our net income from operations of US$211.3 million was primarily due to a non-cash item adjustment in amortization of acquired intangible assets and land use rights of US$64.0 million, a non-cash item adjustment in depreciation of property and equipment of US$29.1 million, a non-cash item adjustment in share-based compensation of US$25.8 million, and an increase in accrued liabilities and other payables of US$80.3 million, and an increase in prepayments and other assets of US$74.1 million and an increase in accounts receivable of US$45.0 million.

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

Investing Activities

Net cash used in investing activities largely reflects placements of short-term deposits, placements of long-term deposits, placements of short-term investments, purchases of property and equipment and other non-current assets in connection with the expansion and upgrade of our technology infrastructure, and our acquisitions of and investments in certain companies.

Net cash provided by investing activities largely reflects maturities of short-term deposits, maturities of long-term deposits, maturities of short-term investments, and cash received from disposal of investments and subsidiaries.

Net cash used in continuing investing activities amounted to US$543.7 million in the year ended December 31, 2025. Net cash used in investing activities primarily resulted from the maturities of short-term deposits and long-term deposits and short-term investments in various banks in the amount of US$2,193.3 million, partially offset by the placement of short-term deposits and long-term deposits and short-term investments in various banks in the amount of US$2,581.1 million, the payments for purchase of property and equipment of US$143.1 million, and the cash payment of US$29.1 million for investments.

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

Financing Activities

Net cash used in financing activities was US$288.3 million in 2025, primarily attributable to cash paid for share repurchase of US$132.8 million and dividends paid to shareholders of US$155.5 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our operating lease commitments, capital commitment, and loan obligations.

Our operating lease commitments consist of lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to our consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods. Payments due as of December 31, 2025 for our operating lease commitments amounted to US$24.6 million, representing undiscounted cash payments of both leases recognized as lease liabilities on our consolidated balance sheet and lease commitments not recognized as lease liabilities.

Our capital commitments primarily consist of capital expenditures related to properties and additional investments in equity investments. We had outstanding capital commitments totaling to US$91.9 million as of December 31, 2025. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets, whose due dates will be generally based on the progress of the underlying construction.

Our loan obligations primarily consist of the principal amount and cash interests in connection with banks. As of December 31, 2025, the total payments due for our loan obligations amounted to US$10.7 million. We expect all of these loan obligations to become due within one year from December 31, 2025.

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

Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2025.

Holding Company Structure

JOYY Inc. is a holding company with no material operations of its own. We conduct our operations primarily through (i) our subsidiaries in Singapore, the United States, and many other regions for a majority of our global business; and (ii) the variable interest entities and their subsidiaries for some of our remaining business in mainland China. As a result, JOYY Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these markets.

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

For the years ended December 31, 2023, 2024 and 2025, JOYY Inc., through its intermediate holding companies, provided capital contributions of US$20.0 million, US$54.9 million and US$8.6 million, respectively, to our subsidiaries in mainland China.

For the years ended December 31, 2023, 2024 and 2025, JOYY Inc. provided loans of nil, nil and US$1,539.6 million, respectively, to our intermediate holding companies and subsidiaries, and received repayments of US$622.2 million, US$657.7 million and nil, respectively.

For the years ended December 31, 2023, 2024 and 2025, cash paid by the variable interest entities to our subsidiaries for the settlement of technical support fees and software transactions were US$86.1 million, US$44.2 million and US$76.7 million, respectively. For the years ended December 31, 2023, 2024 and 2025, cash received by the variable interest entities from our subsidiaries were US$14.5 million, US$82.1 million and US$55.3 million, respectively, as the revenues earned from our subsidiaries. In the future, to the extent there is any fee owed to our subsidiaries in mainland China under the contractual arrangements with the variable interest entities, the variable interest entities intend to settle it.

For the years ended December 31, 2023, 2024 and 2025, the variable interest entities’ cash flows for investing activities provided to our subsidiaries were net cash outflows of US$129.1 million, net cash inflows of US$177.9 million and net cash outflows of US$54.4 million, respectively. For the years ended December 31, 2023, 2024 and 2025, the variable interest entities’ cash flows for financing activities provided by our subsidiaries were net cash inflows of US$0.5 million and US$4.0 million and net cash outflow of US$4.2 million, respectively.

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary within our corporate structure, and no subsidiaries paid dividends or made other distributions to JOYY Inc. For details of the financial position, cash flows and results of operations of the variable interest entities, see “—Financial Information Related to the Variable Interest Entities” and Note 4(a) to our audited consolidated financial statements included elsewhere in this annual report.

Under laws and regulations of mainland China, our subsidiaries and the variable interest entities in mainland China are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2025, appropriations to statutory reserves amounting to US$37.9 million were made by our subsidiaries in mainland China and the variable interest entities. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the variable interest entities in mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by companies in mainland China to non-mainland-China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between mainland China’s central government and governments of other countries or regions where the non-mainland-China-resident enterprises are incorporated. As of the date of this annual report, a substantial majority of our revenue and operating cash are currently generated from subsidiaries outside of mainland China, therefore our reliance on dividends from subsidiaries in mainland China is limited.

In 2020, we adopted two three-year quarterly dividend policies. The quarterly dividend policies have both expired and we paid dividends in a net aggregate amount of US$454.8 million in accordance with these quarterly dividend policies. We did not distribute cash dividends for the year ended December 31, 2024. On March 19, 2025, our board of directors authorized a new quarterly dividend program under which a total of approximately US$600 million in cash will be distributed on a quarterly basis from 2025 to 2027. Pursuant to this new quarterly dividend program, our board of directors approved the declaration of a dividend of US$0.93 per ADS, or US$0.0465 per common share, for the first quarter of 2025, a dividend of US$0.94 per ADS, or US$0.047 per common share, for the second quarter of 2025, a dividend of US$0.95 per ADS, or US$0.0475 per common share, for the third quarter of 2025, and a dividend of US$0.97 per ADS, or US$0.0483 per common share, for the fourth quarter of 2025. As of the date of this annual report, we have paid dividends in a net aggregate amount of US$197.3 million in accordance with the new quarterly dividend program. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, Singapore, mainland China and U.S. federal income tax consequences of an investment in our ADSs or common shares, see “Item 10. Additional Information—E. Taxation.”

C.	Research and Development, Patents and Licenses, Etc.

Research and development expenses consist primarily of salaries and benefits for research and development personnel and rental and depreciation of office premises and servers utilized by the research and development personnel. We incurred research and development expenses of US$295.5 million, US$278.7 million and US$247.1 million in 2023, 2024 and 2025, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2026 till the date of this annual report that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Advertising revenues

We primarily generate advertising revenues from our advertising platform that matches advertiser demand with our own or third-party network partners’ supply of advertising inventory. Our performance obligation is to provide customers with access to our advertising solution, which facilitates the advertisers’ purchase of advertising inventory from our own or third-party network partners on an impression or action basis. We evaluate and determine that it is the principal. We report advertising revenues on a gross basis.

We also generate advertising revenues from sales of various forms of advertising and provision of promotion campaigns on our platforms or our network partners’ properties by way of advertisement display or integrated promotion activities in shows and programs on these platforms. Advertisements on our platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

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

Others

Other revenues are mainly generated from e-commerce businesses.

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

As of December 31, 2024, our consolidated goodwill balance was US$2,194.3 million, and the goodwill associated with the BIGO reporting unit, Shopline reporting unit and other reporting unit was US$1,854.2 million, US$338.5 million and US$1.6 million, respectively. As of December 31, 2025, our consolidated goodwill balance was US$2,194.4 million, and the goodwill associated with the BIGO reporting unit, Shopline reporting unit and other reporting unit was US$1,854.2 million, US$338.5 million and US$1.7 million, respectively.

We have performed a goodwill impairment analysis in the fourth quarter of 2023, 2024 and 2025. When determining the fair value of BIGO reporting unit, we used the income approach. The income approach determines fair value based on discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value impairment analysis. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the five-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. For example, our efforts to attract more paying users and increase the spending level of paying users may not be as successful as forecasted and therefore the actual revenue growth may not be as high as forecasted. Based on our assessment, the fair value of BIGO reporting unit exceeded its carrying value by around 6% of the carrying value of the BIGO reporting unit as of December 31, 2025. Changes in these estimates and assumptions could materially affect the determination of fair value of the reporting unit. A 15 basis point increase or decrease in the assumed revenue growth rate would have resulted in the fair value exceeding carrying value by approximately 9.2% or 3.1%, respectively. A 50 basis point decrease or increase in the assumed discount rate would have resulted in the fair value exceeding carrying value by approximately 8.6% or 3.8%, respectively. A 100 basis point increase or decrease in the assumed terminal growth rate would have resulted in the fair value exceeding carrying value by approximately 9.6% or 3.1%, respectively. These potential changes in assumptions in comparison with those used by the company would not result in the BIGO reporting unit carrying amount exceeding its determined fair value. When determining the fair value of the Shopline reporting unit, we used the income approach. The income approach determines fair value based on a discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value impairment analysis. The discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) the five-year future cash flows forecasts including expected revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. These key assumptions are subject to uncertainties and actual results may not be the same as the forecasted amounts. These assumptions are subject to significant estimation uncertainty, and actual results may differ from those projected. For example, initiatives to grow GMV and gross payment value may not achieve the expected results, impacting revenue growth assumptions. Based on our assessment, the fair value of Shopline reporting unit exceeded its carrying value by around 3% of the carrying value of the Shopline reporting unit as of December 31, 2025. The model is sensitive to changes in key assumptions, with the fair value varying significantly depending on adjustments to revenue growth, terminal growth rate, and discount rate. A 15 basis point increase or decrease in the assumed revenue growth rate would have resulted in the fair value exceeding carrying value by approximately 7.6% or being below carrying value by approximately 1.4%, respectively. A 50 basis point decrease or increase in the assumed discount rate would have resulted in the fair value exceeding carrying value by approximately 10.3% or being below carrying value by approximately 3.5%, respectively. A 100 basis point increase or decrease in the assumed terminal growth rate would have resulted in the fair value exceeding carrying value by approximately 14.8% or being below carrying value by approximately 6.9%, respectively.

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

Directors and Executive Officers	Age	Position/Title
Ting Li	43	Chairperson of the Board of Directors, Chief Executive Officer
David Xueling Li	51	Director
Qin Liu	53	Director
Peter Andrew Schloss	65	Independent Director
Richard Weidong Ji	58	Independent Director
David Tang	71	Independent Director
Fuyong Liu	41	Vice President of Finance

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

Mr. Qin Liu has served as our director since June 2008. Mr. Liu co-founded 5Y Capital (formerly known as Morningside Venture Capital) in June 2007. Before co-founding 5Y Capital, Mr. Liu served various roles including as a business development director for investment at Morningside IT Management Services (Shanghai) Co. Ltd. from July 2000 to November 2008. Mr. Liu became a director of Xiaomi Corporation (HKEX: 1810) in May 2010, and currently serves as a non-executive director of Xiaomi Corporation. Since December 2014, Mr. Liu has served as a director of Agora, Inc. (Nasdaq: API). Mr. Liu also became a director of Horizon Robotics (HKEX: 9660) in October 2015, and he currently serves as a non-executive director of Horizon Robotics. Mr. Liu received his bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993, and his master’s degree in business administration from China Europe International Business School in April 2000.

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

Mr. Richard Weidong Ji has served as our independent director since May 2013. Mr. Ji currently also serves on the board of directors of Full Truck Alliance Co. Ltd. (NYSE: YMM). Mr. Ji is the cofounder and managing partner of All-Stars Investment Limited, which focuses on investing in technology leaders, such as Didi, Xiaomi, Full Truck Alliance and Grab. From 2005 to 2012, Mr. Ji served as managing director and head of Asia-Pacific Internet/media investment research at Morgan Stanley Asia Limited. During his time with Morgan Stanley, Mr. Ji was consistently rated as one of the top internet analysts covering the Chinese internet according to the Institutional Investor and Greenwich Associates’ annual surveys. Over Mr. Ji’s career, he has received many awards from reputable publications and research groups including the Financial Times, South China Morning Post, Asiamoney, Absolute Return & Alpha magazine and iResearch Consulting Group. Mr. Ji holds a doctor of sciences degree from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a bachelor’s degree of science from Fudan University in China.

Mr. David Tang has served as our independent director since May 2013. He currently serves as an independent non-executive director of Standard Chartered PLC, a British multinational banking and financial services company. Mr. Tang also serves as an independent non-executive director and chairman of the board of Skywell New Energy Automobile Group Co. Ltd., a company providing sustainable energy technology and intelligent mobility solution. Previously, he was a partner and chief value officer of Kaiyun Energy Co. Ltd., focusing on hydrogen for commercial applications. From 2013 to 2021, Mr. Tang was a managing partner of Nokia Growth Partners, a global venture capital firm that specializes in investing in mobile technologies and mobile businesses. From 2011 to 2012, Mr. Tang was the vice president of the European Union Chamber of Commerce in China, vice chairman of the China Association of Enterprises with Foreign Investments, and vice chairman of the Beijing International Chamber of Commerce. Mr. Tang has spent nearly a decade with the Nokia group, having served as the vice chairman of Nokia (China) Investment Co., Ltd. and chairman of Nokia Telecommunications Ltd. where he was responsible for government relations, strategic partnerships, corporate development, and sustainability. Prior to serving in those roles, he was the vice president of sales for Nokia in the greater China region from 2005 to 2009. Mr. Tang has also held executive positions in other leading global technology firms such as Apple, AMD, 3Com, DEC, and AST. Mr. Tang received his bachelor’s degree in computer science and engineering from California State University at Long Beach and an MBA from California State University at Fullerton.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of US$2.4 million in cash, including salaries and bonuses, to our directors and executive officers. For details on JOYY’s share incentive grants to our directors and officers, see “—Share Incentive Plans.” Other than the share incentive awards granted pursuant to JOYY’s share incentive plans, Ms. Ting Li and Mr. Fuyong Liu also received share incentive awards entitling them to certain number of shares in Shopline, which represented insignificant value as of the date of this annual report. For the fiscal year ended December 31, 2025, we made contributions for our directors and executive officers for their pension insurance, medical insurance, housing fund, unemployment and other statutory benefits in an aggregate amount of US$0.1 million. We did not set aside or accrue any other pension or retirement benefits for our directors and executive officers for the fiscal year ended December 31, 2025.

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

As of March 31, 2026, options to purchase 8,074,500 Class A common shares, 1,308,825 restricted shares and 35,152,532 restricted share units were outstanding under these three share incentive plans.

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

Second Amended and Restated 2011 Share Incentive Plan

We adopted the original 2011 share incentive plan in September 2011, which was amended in October 2012, September 2021 and March 2026. Upon the adoption of the currently effective Second Amended and Restated 2011 Share Incentive Plan, or the Second Amended and Restated 2011 Plan, it replaced the previously adopted 2011 share incentive plan in its entirety and the awards granted and outstanding thereunder remain effective and binding under the Second Amended and Restated 2011 Plan. Under the Second Amended and Restated 2011 Plan, the maximum number of common shares reserved for issuance under the plan is 231,950,949, plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning in 2027, or such smaller number of common shares as determined by our board of directors. As of March 31, 2026, the maximum aggregate number of shares which may be issued under the Second Amended and Restated 2011 Plan is 231,950,949, subject to further adjustments.

The following paragraphs summarize the terms of the Amended and Restated 2011 Plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the Second Amended and Restated 2011 Plan.

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

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the Second Amended and Restated 2011 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted shares units granted under the Second Amended and Restated 2011 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

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

Term of the Awards. The Second Amended and Restated 2011 Plan shall be valid and effective for a period of ten years from the date of effectiveness, which is the date of its adoption by our board of directors. The term of each option grant shall not exceed ten years from the date of the grant.

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

Termination. The plan administrator may at any time terminate the operation of the Second Amended and Restated 2011 Plan.

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

In March 2026, concurrent with the adoption of the Second Amended and Restated 2011 Plan, the 2019 Share Incentive Awards Arrangement was terminated, and all awards that had been granted under the 2019 Share Incentive Awards Arrangement and remained outstanding were assumed by the Second Amended and Restated 2011 Plan.

Grants of Options

As of March 31, 2026, the total amount of outstanding options under our share incentive plans is 8,074,500, among which no options are granted to and held by our directors or management team.

Grants of Restricted Shares

As of March 31, 2026, the total amount of outstanding restricted shares granted under our share incentive plans is 1,308,825, among which no restricted shares are granted to and held by our directors or management team.

Grants of Restricted Share Units

As of March 31, 2026, the total amount of outstanding restricted shares units granted under our share incentive plans is 35,152,532, among which no restricted shares units are granted to and held by our directors or management team.

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

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2025:

	Number of
Functions	Employees	Percentage
Customer services and operations	2,343	43%
Research and development	2,142	40%
General and administration	541	10%
Sales and marketing	395	7%
Total	5,421	100%

We had a total of 6,292, 5,815 and 5,421 employees as of December 31, 2023, 2024 and 2025, respectively. The number of our global workforce was slightly down year over year as we implemented certain measures to pursue greater efficiency and to realign our business and strategic priorities. We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

As of March 31, 2026, our employees are based in a number of countries and regions including mainland China, Singapore, Hong Kong S.A.R., United States, Jordan, Indonesia and Vietnam. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

Class A Common Shares

As of March 31, 2026, we had 681,126,029 Class A common shares issued and outstanding (excluding 525,608,415 outstanding restricted shares and treasury Class A common shares held by entities controlled by us).

Class B Common Shares

As of March 31, 2026, we had 326,509,555 Class B common shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2026, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2026, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 681,126,029 Class A common shares outstanding (excluding 525,608,415 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares as of March 31, 2026.

	Class A	Class B
	Common Shares	Common Shares			Total
	Beneficially	Beneficially	Total Common Share		Voting
	Owned(1)	Owned(2)	Beneficially Owned		Power(5)
	Number	Number	Number(3)	%(4)%
Directors and Executive Officers:*
Ting Li	—	—	—	—	—
David Xueling Li(6)	160,505,284	203,768,062	364,273,346	36.2	86.8
Qin Liu	90,000	—	90,000	0.0	0.0
Peter Andrew Schloss	225,000	—	225,000	0.0	0.0
Richard Weidong Ji	100,000	—	100,000	0.0	0.0
David Tang	100,000	—	100,000	0.0	0.0
Fuyong Liu	—	—	—	—	—
All directors and executive officers as a group	161,020,284	203,768,062	364,788,346	36.2	86.8
Principal Shareholders:
YYME Limited(7)	156,340,804	203,768,062	360,108,866	35.7	55.6
Top Brand Holdings Limited(8)	—	122,741,483	122,741,483	12.2	—

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

(1)	Represents the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2026.
(2)	Represents the number of Class B common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2026.
(3)	Represents the sum of Class A and Class B common shares beneficially owned by such person or group.
(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of total common shares beneficially owned by such person or group, by the sum of the number of common shares outstanding and the number of common shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2026.
(5)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all of our outstanding Class A and Class B common shares as one class. Each holder of Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share on all matters requiring a shareholders’ vote. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis, whereas Class A common shares are not convertible into Class B common shares under any circumstances.
(6)	Representing (i) 156,340,804 Class A common shares (including 17,800,000 Class A common shares in the form of ADSs) and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company, and (iii) 4,164,480 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested as of March 31, 2026. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly-owned by YYME Limited. In August 2016, Mr. Jun Lei, who beneficially owned 122,741,483 Class B common shares as of March 31, 2026, delegated the voting rights of such shares to Mr. David Xueling Li.
(7)	Representing (i) 156,340,804 Class A common shares and 199,448,382 Class B common shares held by YY One Limited, a British Virgin Islands company, and (ii) 4,319,680 Class B common shares held by New Wales Holdings Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each of YY One Limited and New Wales Holdings Limited is wholly owned by YYME Limited. The business address of YYME Limited is c/o David Xueling Li, 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440.
(8)	Representing 122,741,483 Class B common shares held by Top Brand Holdings Limited, a BVI company wholly owned and controlled by Mr. Jun Lei. The voting rights of such 122,741,483 Class B common shares were delegated to Mr. David Xueling Li in August 2016. The business address of Top Brand Holdings Limited is c/o Jun Lei, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of March 31, 2026, we had a total of 1,007,635,584 common shares issued and outstanding, including 681,126,029 Class A common shares (excluding 525,608,415 outstanding restricted shares and treasury Class A common shares held by entities controlled by us) and 326,509,555 Class B common shares. Based on a review of the register of members maintained by our Cayman Islands corporate administrator, we believe that 1,064,368,400 Class A common shares (including restricted shares and treasury Class A common shares held by entities controlled by us) were held of record by JPMorgan Chase Bank, N.A., which is the depositary of our ADS program that resides in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

Transactions with Affiliate

Purchases of promotional services. For the years ended December 31, 2023, 2024 and 2025, we purchased promotional services amounting to US$8.0 million, US$7.6 million and US$5.5 million, respectively, from certain related parties.

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

Dividend Policy

In 2020, we adopted two three-year quarterly dividend policies. The quarterly dividend policies have both expired and we paid dividends in a net aggregate amount of US$454.8 million in accordance with these quarterly dividend policies. We did not distribute cash dividends for the year ended December 31, 2024.

On March 19, 2025, our board of directors authorized a new quarterly dividend program under which a total of approximately US$600 million in cash will be distributed on a quarterly basis from 2025 to 2027. Pursuant to this new quarterly dividend program, our board of directors approved the declaration of a dividend of US$0.93 per ADS, or US$0.0465 per common share, for the first quarter of 2025, a dividend of US$0.94 per ADS, or US$0.047 per common share, for the second quarter of 2025, a dividend of US$0.95 per ADS, or US$0.0475 per common share, for the third quarter of 2025, and a dividend of US$0.97 per ADS, or US$0.0483 per common share, for the fourth quarter of 2025. As of the date of this annual report, we have paid dividends in a net aggregate amount of US$197.3 million in accordance with the new quarterly dividend program.

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

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A common shares by a U.S. holder (as defined below) that holds our ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular U.S. holders in light of their particular circumstances, including holders subject to special tax rules (for example, banks and other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, real estate investment trusts, regulated investment companies, traders in securities that have elected the mark-to-market method of accounting for their securities, certain former U.S. citizens or long-term residents, partnerships or entities or arrangements taxable as partnerships for U.S. federal income tax purposes and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders that hold their ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or Class A common shares pursuant to the exercise of any employee share option or otherwise as compensation, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations, Medicare tax, any minimum tax or any non-income tax (such as the United States federal estate or gift tax) considerations. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or Class A common shares.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Although no assurances may be given, our ADSs are expected to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our Class A common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A common shares in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or Class A common shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A common shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules:

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

Mainland China Taxation

Under the existing tax laws in mainland China, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands. Our holding company indirectly holds 100% of the equity interests in our subsidiaries in mainland China. Our business operations within mainland China are principally conducted through our subsidiaries in mainland China and the variable interest entities. The PRC Enterprise Income Tax Law, which was most recently amended on December 29, 2018, and its implementation rules, which was most recently amended on December 6, 2024, provide that income of foreign enterprises sourced from mainland China, such as dividends paid by a subsidiary in mainland China to its overseas parent that is not a PRC resident enterprise and has no establishment in mainland China, will normally be subject to PRC withholding tax at a rate of 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our officers and directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, long-term deposits, short-term investment and restricted short-term deposits of RMB3,114.8 million. A 10% depreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2025 would result in a decrease of US$44.3 million in cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, long-term deposits, short-term investment and restricted short-term deposits. A 10% appreciation of Renminbi against the U.S. dollars based on the foreign exchange rate on December 31, 2025 would result in an increase of US$44.3 million in cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, long-term deposits, short-term investment and restricted short-term deposits.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. Based on our interest instruments as of December 31, 2025, a hypothetical one percentage point decrease in interest rates would have resulted in a decrease of US$22.0 million in our total amount of net interest income.

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

Fees and Other Payments Made by the Depositary to Us

On February 21, 2025, JPMorgan Chase Bank, N.A. replaced Citibank, N.A. and became our current depositary. Our current depositary may reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. We expect to receive reimbursement from our current depositary starting in 2026.

For the year ended December 31, 2025, Citibank, N.A. acted as our depositary before JPMorgan Chase Bank, N.A. became our depositary. Citibank, N.A. agreed to reimburse us for a portion of certain expenses we incur that are related to the establishment and maintenance of the ADS program, including investor relations expenses. There are limits on the amount of expenses for which Citibank, N.A. will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees Citibank, N.A. collects from investors. Further, Citibank, N.A. has agreed to reimburse us certain fees payable to Citibank, N.A. by holders of ADSs. For the year ended December 31, 2025, we received reimbursement of US$0.2 million from Citibank, N.A. for our expenses incurred in connection with the establishment and maintenance of our ADS program.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our chief executive officer, and our vice president of finance, performed an evaluation of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2025, were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Peter Andrew Schloss is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Mr. Schloss is the chairman of our audit committee.

ITEM 16B.     CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, vice president of finance, vice presidents and any other persons who perform similar functions for us, as amended and restated from time to time. In May 2022, our board of directors approved the amendment and restatement of our code of business conduct and ethics. We have filed our amended and restated code of business conduct and ethics, representing the currently effective one, as an exhibit to our annual report on Form 20-F, and have posted a copy of our amended and restated code of business conduct and ethics on our website at http://ir.joyy.com/corporate-governance.

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

	For the Year Ended December 31,
	2024	2025

	(US$ in thousands)
Audit fees (1)	3,477	4,032
Tax fees(2)	29	33

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the annual audit, the quarterly reviews of our consolidated financial statements and other statutory and regulatory filings, and the audit of internal controls over financial reporting of our company.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms and its affiliates, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit and non-audit fees for the year ended December 31, 2025.

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

The table below is a summary of the ADSs repurchased by us in 2025. All ADSs were repurchased in the open market and pursuant to the 2025 Program.

				Approximate Dollar
				Value of ADSs that
			Total Number of	May Yet Be
			ADSs Purchased as	Purchased
	Total Number of	Average Price	Part of the Publicly	Under the Plans
Period	ADSs Purchased	Paid Per ADS (US$)	Announced Plan	(US$ in thousands)
January 2025	—	—	—	217,267
February 2025	—	—	—	217,267
March 2025	238,351	42.40	238,351	289,893
April 2025	316,950	39.11	555,301	277,497
May 2025	—	—	555,301	277,497
June 2025	278,940	50.11	834,241	263,519
July 2025	—	—	834,241	263,519
August 2025	27,813	53.93	862,054	262,019
September 2025	475,998	61.55	1,338,052	232,721
October 2025	274,119	58.30	1,612,171	216,740
November 2025	227,907	61.44	1,840,078	202,738
December 2025	581,674	64.26	2,421,752	165,358
Total	2,421,752	55.60	2,421,752	165,358

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

1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-35729), furnished with the Securities and Exchange Commission on December 27, 2021)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-229099), filed with the Securities and Exchange Commission on December 31, 2018)

2.2

Registrant’s Specimen Certificate for Common Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

2.3

Second Amended and Restated Deposit Agreement dated February 21, 2025 among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 29, 2025)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2023)

4.1

2009 Employee Equity Incentive Scheme of the Registrant, as amended and restated. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.2

Second Amended and Restated 2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-35729), furnished with the Securities and Exchange Commission on March 11, 2026)

4.3

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-184414), initially filed with the Securities and Exchange Commission on October 15, 2012)

4.5

English translation of Equity Pledge Agreement dated January 15, 2021 among Guangzhou BaiGuoYuan, BaiGuoYuan Technology and the shareholder of Guangzhou BaiGuoYuan (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

4.6

English translation of Exclusive Service Agreement dated January 15, 2021 between Guangzhou BaiGuoYuan and BaiGuoYuan Technology (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 28, 2021)

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

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 27, 2023)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-35729), filed with the Securities and Exchange Commission on April 29, 2025)

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

Date: April 28, 2026

JOYY INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JOYY Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JOYY Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill impairment assessment - Bigo and Shopline reporting units

As described in Note 16 to the consolidated financial statements, the Company’s consolidated goodwill balance was US$2,194.4 million as of December 31, 2025. Management performs its annual goodwill impairment test of each reporting unit in the fourth quarter, or more frequently, if certain events or circumstances warrant. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. An impairment is identified and recorded for a reporting unit if the carrying amount exceeds its fair value. Management determined that the Bigo and Shopline reporting units were not impaired as at December 31, 2025. When determining the fair value of the Bigo and Shopline reporting units for its annual goodwill impairment testing for the year ended December 31, 2025, management used an income approach. The income approach determines fair value based on a discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value. Significant assumptions used to determine estimated fair values include revenue growth, terminal year long-term future growth rate, and discount rate.

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

/s/ PricewaterhouseCoopers LLP
Singapore
April 28, 2026

We have served as the Company’s auditor since 2022.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2024	2025
	US$	US$

Assets
Current assets
Cash and cash equivalents	444,761	374,248
Restricted cash and cash equivalents	371,332	21,593
Short-term deposits	1,061,011	192,535
Restricted short-term deposits	20,722	7,182
Short-term investments	288,589	613,702
Accounts receivable, net of allowance of US$20,938 and US$21,023 as of December 31, 2024 and 2025, respectively	121,861	154,439
Amounts due from related parties, net of allowance of US$1 and nil as of December 31, 2024 and 2025, respectively	467	106
Prepayments and other current assets, net of allowance of US$20,486 and US$20,884 as of December 31, 2024 and 2025, respectively	247,538	255,566

Total current assets	2,556,281	1,619,371

Non-current assets
Long-term deposits and held-to-maturity investments	1,124,308	2,059,386
Deferred tax assets	2,563	9,782
Investments	530,685	551,802
Property and equipment, net	499,723	565,124
Land use rights, net	303,115	301,390
Intangible assets, net	277,257	221,963
Right-of-use assets, net	20,457	21,241
Goodwill	2,194,324	2,194,358
Other non-current assets	19,084	8,071

Total non-current assets	4,971,516	5,933,117

Total assets	7,527,797	7,552,488

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$190,356 and US$137,979 as of December 31, 2024 and 2025, respectively)
Accounts payable	84,015	71,551
Deferred revenue	66,813	61,713
Advances from customers	4,031	5,408
Income taxes payable	78,304	64,533
Accrued liabilities and other current liabilities	2,393,923	626,678
Amounts due to related parties	1,378	24,472
Lease liabilities due within one year	10,775	8,939
Short-term loans	34,853	10,672

Total current liabilities	2,674,092	873,966

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2024	2025
	US$	US$

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of US$14,259 and US$15,688 as of December 31, 2024 and 2025, respectively)
Lease liabilities	9,948	12,029
Deferred revenue	12,635	9,522
Deferred tax liabilities	47,631	54,941

Total non-current liabilities	70,214	76,492

Total liabilities	2,744,306	950,458

Commitments and contingencies (Note 30)

Mezzanine equity	23,733	25,333

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 714,663,197 shares outstanding as of December 31, 2024; 1,306,734,444 shares issued and 673,183,174 shares outstanding as of December 31, 2025, respectively)	7	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	3	3
Treasury Shares (US$0.00001 par value; 603,177,267 and 633,551,270 shares held as of December 31, 2024 and December 31, 2025, respectively)	(1,223,186)	(1,302,098)
Additional paid-in capital	3,345,536	3,315,070
Statutory reserves	40,500	37,869
Retained earnings	2,796,745	4,699,089
Accumulated other comprehensive loss	(247,615)	(208,093)

Total JOYY Inc.’s shareholders’ equity	4,711,990	6,541,847

Non-controlling interests	47,768	34,850

Total shareholders’ equity	4,759,758	6,576,697

Total liabilities, mezzanine equity and shareholders’ equity	7,527,797	7,552,488

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Net revenues
Live streaming	1,979,371	1,788,021	1,529,667
Advertising	119,880	323,013	442,718
Others	168,619	126,754	151,863

Total net revenues	2,267,870	2,237,788	2,124,248

Cost of revenues (1)	(1,454,842)	(1,431,585)	(1,361,616)

Gross profit	813,028	806,203	762,632

Operating expenses (1)
Research and development expenses	(295,503)	(278,740)	(247,133)
Sales and marketing expenses	(369,577)	(333,334)	(297,470)
General and administrative expenses	(122,661)	(152,517)	(164,529)
Goodwill impairment	—	(454,935)	—

Total operating expenses	(787,741)	(1,219,526)	(709,132)

(Loss) gain on deconsolidation and disposal of subsidiaries	(6,177)	1,643	—
Other income	9,705	6,055	2,320

Operating income (loss)	28,815	(405,625)	55,820

Interest expense	(10,420)	(4,847)	(516)
Interest income and investment income	185,212	175,556	162,607
Foreign currency exchange (losses) gains, net	(2,906)	764	(14,111)
Gain on disposal and deemed disposal of investments	74,851	—	—
Gain on fair value changes of investments	12,425	6,636	12,320

Income (loss) before income tax expenses	287,977	(227,516)	216,120

Income tax expenses	(18,856)	(13,485)	(16,429)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	269,121	(241,001)	199,691

Share of income (loss) in equity method investments, net of income taxes	3,297	(1,637)	11,610

Net income (loss) from continuing operations	272,418	(242,638)	211,301

Gain on disposal of YY Live	—	—	1,875,921

Net income (loss)	272,418	(242,638)	2,087,222

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	29,398	96,402	11,213

Net income(loss) attributable to controlling interest of JOYY Inc.	301,816	(146,236)	2,098,435

Including:
Net income (loss) from continuing operations attributable to controlling interest of JOYY Inc.	301,816	(146,236)	222,514
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	—	—	1,875,921

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(5,048)	(1,388)	(1,387)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(2,000)	—	—
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	52,583	—	—

Net income (loss) attributable to common shareholders of JOYY Inc.	347,351	(147,624)	2,097,048

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Including:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	347,351	(147,624)	221,127
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	—	—	1,875,921

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(35,327)	(27,497)	56,206
Unrealized losses on available-for-sale investment, net of nil tax	—	(23,108)	(16,684)

Comprehensive income (loss) attributable to the common shareholders of JOYY Inc.	312,024	(198,229)	2,136,570

Net income (loss) per ADS*
—Basic	5.31	(2.55)	39.86
Continuing operations	5.31	(2.55)	4.20
Discontinued operations	—	—	35.66
—Diluted	4.87	(2.55)	39.37
Continuing operations	4.87	(2.55)	4.15
Discontinued operations	—	—	35.22
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic
Continuing operations	65,434,782	57,892,728	52,604,993
Discontinued operations	65,434,782	57,892,728	52,604,993
—Diluted
Continuing operations	73,148,827	57,892,728	53,262,375
Discontinued operations	73,148,827	57,892,728	53,262,375

Net income(loss) per common share*
—Basic	0.27	(0.13)	1.99
Continuing operations	0.27	(0.13)	0.21
Discontinued operations	—	—	1.78
—Diluted	0.24	(0.13)	1.97
Continuing operations	0.24	(0.13)	0.21
Discontinued operations	—	—	1.76
Weighted average number of common shares used in calculating net income (loss) per common share
—Basic
Continuing operations	1,308,695,642	1,157,854,559	1,052,099,864
Discontinued operations	1,308,695,642	1,157,854,559	1,052,099,864
—Diluted
Continuing operations	1,462,976,544	1,157,854,559	1,065,247,496
Discontinued operations	1,462,976,544	1,157,854,559	1,065,247,496

*    Each ADS represents 20 common shares.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Cost of revenues	3,575	1,720	3,927
Research and development expenses	19,415	12,408	9,418
Sales and marketing expenses	797	615	1,383
General and administrative expenses	8,192	8,457	11,072

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other			Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	Total JOYY Inc.’s	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	shareholders’ equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022	1,066,177,028	13	326,509,555	3	(655,141)	3,277,978	32,536	2,685,063	(162,235)	5,178,217	233,149	5,411,366
Issuance of common shares for vested restricted shares and restricted share units	3,471	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	7,240,060	—	—	—	14,085	(14,085)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	30,263	—	—	—	30,263	1,716	31,979
Appropriation to statutory reserves	—	—	—	—	—	—	5,179	(5,179)	—	—	—	—
Capital injection in subsidiaries from non-controlling interest shareholders	—	—	—	—	—	68,738	—	—	—	68,738	(86,934)	(18,196)
Share of changes in the equity method investments’ capital accounts	—	—	—	—	—	(26,175)	—	(9)	1,687	(24,497)	—	(24,497)
Repurchase and retirement of common shares	(182,576,920)	(4)	—	—	(272,883)	(50,000)	—	—	—	(322,887)	—	(322,887)
Repurchase of non-controlling interest and redeemable noncontrolling interests	—	—	—	—	—	(389)	—	—	—	(389)	—	(389)
Deconsolidation of subsidiaries	—	—	—	—	—	—	(6)	6	(1,135)	(1,135)	6,415	5,280
Dividends declared	—	—	—	—	—	—	—	(82,072)	—	(82,072)	—	(82,072)
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	301,816	—	301,816	(29,398)	272,418
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(5,048)	—	(5,048)	(302)	(5,350)
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	—	—	—	—	—	—	—	52,583	—	52,583	—	52,583
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(11,351)	—	—	—	(11,351)	11,500	149
Settlement of capped call options	—	—	—	—	—	7,775	—	—	—	7,775	—	7,775
Other comprehensive loss	—	—	—	—	—	—	—	—	(35,327)	(35,327)	(2,816)	(38,143)

Balance as of December 31, 2023	890,843,639	9	326,509,555	3	(913,939)	3,282,754	37,709	2,947,160	(197,010)	5,156,686	133,330	5,290,016

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other			Total
	Number of		Number		shares	paid-in	Statutory	Retained	comprehensive	Total JOYY Inc.’s	Non-controlling	shareholders’
	shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	shareholders’ equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023	890,843,639	9	326,509,555	3	(913,939)	3,282,754	37,709	2,947,160	(197,010)	5,156,686	133,330	5,290,016
Issuance of common shares for vested restricted shares and restricted share units	(3,962)	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	8,063,760	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	22,168	—	—	—	22,168	1,032	23,200
Appropriation to statutory reserves	—	—	—	—	—	—	2,814	(2,814)	—	—	—	—
Repurchase and retirement of common shares	(184,240,240)	(2)	—	—	(309,247)	50,000	—	—	—	(259,249)	—	(259,249)
Repurchase of non-controlling interest and redeemable non-controlling interests	—	—	—	—	—	(180)	—	—	—	(180)	—	(180)
Deconsolidation of subsidiary	—	—	—	—	—	—	(23)	23	—	—	—	—
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	(146,236)	—	(146,236)	(96,402)	(242,638)
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(1,388)	—	(1,388)	(212)	(1,600)
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(9,206)	—	—	—	(9,206)	9,385	179
Other comprehensive loss	—	—	—	—	—	—	—	—	(50,605)	(50,605)	635	(49,970)

Balance as of December 31, 2024	714,663,197	7	326,509,555	3	(1,223,186)	3,345,536	40,500	2,796,745	(247,615)	4,711,990	47,768	4,759,758

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A		Class B						Accumulated
	common shares		common shares		Treasury	Additional			other			Total
	Number		Number		shares	paid-in	Statutory	Retained	comprehensive	Total JOYY Inc.’s	Non-controlling	shareholders’
	of shares	Amount	of shares	Amount	Amount	capital	reserves	earnings	income (loss)	shareholders’ equity	interests	equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2024	714,663,197	7	326,509,555	3	(1,223,186)	3,345,536	40,500	2,796,745	(247,615)	4,711,990	47,768	4,759,758
Issuance of common shares for vested restricted shares and restricted share units	(22,363)	—	—	—	—	—	—	—	—	—	—	—
Transfer from treasury shares to issued common shares for vested restricted share units	6,977,380	—	—	—	13,977	(13,977)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	25,434	—	—	—	25,434	366	25,800
Appropriation to statutory reserves	—	—	—	—	—	—	1,721	(1,721)	—	—	—	—
Repurchase and retirement of common shares	(48,435,040)	—	—	—	(92,889)	(41,753)	—	—	—	(134,642)	—	(134,642)
Repurchase of non-controlling interest and redeemable non-controlling interests	—	—	—	—	—	(133)	—	—	—	(133)	—	(133)
Deconsolidation of subsidiaries	—	—	—	—	—	—	(4,352)	4,352	—	—	—	—
Dividends declared	—	—	—	—	—	—	—	(197,335)	—	(197,335)	—	(197,335)
Net income attributable to JOYY Inc. and non-controlling interest shareholders	—	—	—	—	—	—	—	2,098,435	—	2,098,435	(11,213)	2,087,222
Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(1,387)	—	(1,387)	(213)	(1,600)
Exercise/settlement of RSU’s in subsidiaries	—	—	—	—	—	(37)	—	—	—	(37)	139	102
Other comprehensive loss	—	—	—	—	—	—	—	—	39,522	39,522	(1,997)	37,525

Balance as of December 31, 2025	673,183,174	7	326,509,555	3	(1,302,098)	3,315,070	37,869	4,699,089	(208,093)	6,541,847	34,850	6,576,697

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands)

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Cash flows from operating activities
Net income (loss) from continuing operations	272,418	(242,638)	211,301
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	46,576	25,388	29,088
Amortization of acquired intangible assets and land use rights	73,383	65,517	64,044
Operating lease expense	12,541	11,702	12,691
Expected credit loss of receivables	1,654	10,682	1,733
(Gains) losses on disposal of property and equipment, intangible assets and other long-term assets	(274)	(141)	1,171
Impairment of investments	—	9,386	15,000
Impairment of property and equipment	—	—	8,580
Impairment of goodwill	—	454,935	—
Impairment of other assets	—	—	6,212
Share-based compensation	31,979	23,200	25,800
Share of (income) loss in equity method investments, net of income taxes	(3,297)	1,637	(11,610)
Gain on disposal and deemed disposal of investments	(74,851)	—	—
Loss (gain) on deconsolidation and disposal of subsidiaries	6,177	(1,643)	—
Deferred income taxes, net	(11,808)	(7,982)	362
Foreign currency exchange losses(gains), net	2,906	(764)	14,111
Interest expense	3,143	1,831	1,181
Gain on fair value changes of investments	(12,425)	(6,636)	(12,320)
Accounts receivable	(32,422)	(13,651)	(45,008)
Prepayments and other assets	(30,660)	(2,852)	(74,075)
Amounts due from related parties	5,622	7,695	2,591
Lease liabilities	(12,546)	(11,712)	(12,231)
Amounts due to related parties	(1,783)	(28,128)	8,549
Accounts payable	(5,563)	(22,726)	(3,480)
Deferred revenue	(9,163)	(7,151)	(8,238)
Advances from customers	2,557	(1,914)	1,399
Income taxes payable	7,883	(7,813)	(14,814)
Accrued liabilities and other current liabilities	23,532	52,435	80,288

Net cash provided by operating activities	295,579	308,657	302,325

Cash flows from investing activities
Placements of short-term and long-term deposits	(3,046,581)	(3,061,621)	(2,170,967)
Maturities of short-term and long-term deposits	3,293,451	3,247,560	2,005,319
Placements of short-term investments	(657,639)	(369,904)	(410,121)
Maturities of short-term investments	752,196	19,433	188,030
Purchase of property and equipment	(81,567)	(83,722)	(143,111)
Purchase of intangible assets and land use right	(445)	(775)	(284)
Cash paid for investments	(66,014)	(26,575)	(29,141)
Cash received from disposal of investments	222,097	—	—
Proceeds from disposal of a subsidiary	—	70,715	—
Loans to employees and third parties	(650)	(18)	—
Repayments of loans from employees, related parties and third parties	1,048	785	274
Proceeds from disposal of property and equipment	3,830	721	7,510
Others	647	(6,848)	8,796

Net cash provided (used in) by continuing investing activities	420,373	(210,249)	(543,695)

Net cash provided by discontinued investing activities	—	—	87,598

Net cash provided by (used in) investing activities	420,373	(210,249)	(456,097)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands)

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Cash flows from financing activities
Proceeds from exercise of vested share options	180	113	87
Dividends paid to shareholders	(84,197)	—	(155,527)
Purchase of non-controlling interests and redeemable non-controlling interests	(22,000)	—	—
Purchase of capped call option in relation to repurchase of common shares	(50,000)	—	—
Proceeds from bank borrowings	95,169	42,168	10,537
Repayment of bank borrowings	(82,544)	(84,646)	(10,633)
Repurchase of shares	(273,896)	(259,428)	(132,779)
Cash paid on extinguishment of convertible bonds	(432,232)	(406,038)	—
Settlement of capped call options	7,775	—	—

Net cash used in financing activities	(841,745)	(707,831)	(288,315)

Net decrease in cash, cash equivalents and restricted cash	(125,793)	(609,423)	(442,087)
Cash, cash equivalents and restricted cash at the beginning of the year	1,565,560	1,440,449	836,815
Effect of exchange rate changes on cash, cash equivalents and restricted cash	682	5,789	1,113

Cash, cash equivalents and restricted cash at the end of the year	1,440,449	836,815	395,841

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Supplemental disclosure of cash flows information of continuing operation:
—Cash paid for interest, net of amounts capitalized	(7,829)	(3,016)	(516)
—Income taxes paid	(22,084)	(29,052)	(33,744)

Supplemental disclosures of non-cash investing and financing activities of continuing operation:
—Accrued capital expenditure	47,109	95,049	62,108
—Disposal of investments and business	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities
(a)	Organization and principal activities

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

The details of the principal subsidiaries and VIEs through which the Company conducts its business operations as of December 31, 2025 are set out below:

			% of direct
		Date of	or indirect
	Place of	incorporation or	economic
Name	incorporation	acquisition	ownership	Principal activities

Principal subsidiaries
Duowan Entertainment Corporation (“Duowan BVI”)	British Virgin Islands (“BVI”)	November 6, 2007	100%	Investment holding

Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai”)	PRC	March 19, 2008	100%	Investment holding

Guangzhou Huanju Shidai Information Technology Co., Ltd. (“Guangzhou Huanju Shidai”)	PRC	December 2, 2010	100%	Software development

Bigo Inc.	Cayman Islands	March 4, 2019	100%	Investment holding

Bigo Technology Pte. Ltd. (“Bigo Singapore”)	Singapore	March 4, 2019	100%	Investment holding, operation of live streaming platform

Bigo (Hong Kong) Limited (“Bigo HK”)	Hong Kong	March 4, 2019	100%	Investment holding

Guangzhou BaiGuoYuan Information Technology Co., Ltd. (“BaiGuoYuan Technology”)	PRC	March 4, 2019	100%	Software development and provision of information technology services

Principal VIEs

Guangzhou BaiGuoYuan Network Technology Co., Ltd. (“Guangzhou BaiGuoYuan”)	PRC	March 4, 2019		Holder of internet content provider licenses and internet value added services

Guangzhou Ruicheng Network Technology Co., Ltd. (“Guangzhou Ruicheng”)	PRC	September 9, 2020		Investment holding

(d)	Variable Interest Entities

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIE, Guangzhou BaiGuoYuan, which holds the internet value-added service license and approvals to provide such internet services in the PRC. The Company, via its subsidiaries Guangzhou Huanju Shidai and BaiGuoYuan Technology, controlled Guangzhou Ruicheng and Guangzhou BaiGuoYuan, respectively, through the exercise of contractual agreements discussed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)
(d)	Variable Interest Entities (continued)
(i)	VIE agreements amongst Guangzhou Huanju Shidai, Guangzhou Ruicheng and its nominee shareholders

The following is a summary of the contractual arrangements entered among Guangzhou Huanju Shidai, Guangzhou Ruicheng and its nominee shareholders:

●	Exclusive Services Agreement

Under the exclusive services agreement between Guangzhou Huanju Shidai, Guangzhou Ruicheng and each direct and indirect shareholder of Guangzhou Ruicheng, Guangzhou Huanju Shidai had the exclusive right to provide to Guangzhou Ruicheng and each direct and indirect shareholder of Guangzhou Ruicheng services related to their applicable business. Guangzhou Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of each exclusive services agreement. The service scope and service fee payable by Guangzhou Ruicheng and each of its direct and indirect shareholders to Guangzhou Huanju Shidai is determined by the sole discretion of Guangzhou Huanju Shidai. The term of each exclusive services agreement is twenty years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers a prior written notice to Guangzhou Ruicheng or its director and indirect shareholders not to extend the term.

●	Exclusive Option Agreement

The parties to the exclusive option agreement are Guangzhou Huanju Shidai, Guangzhou Ruicheng and each of the shareholders of Guangzhou Ruicheng. Under the exclusive option agreement, each of the shareholders of Guangzhou Ruicheng irrevocably granted Guangzhou Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Ruicheng. Guangzhou Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Guangzhou Huanju Shidai’s prior written consent, Guangzhou Ruicheng’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Ruicheng. The term of this agreement shall remain in effect until the option is fully exercised or otherwise terminated at Guangzhou Huanju Shidai’s sole discretion.

●	Voting Rights Proxy Agreement

Pursuant to the irrevocable power of attorney executed by each shareholder of Guangzhou Ruicheng, each such shareholder appointed Guangzhou Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Ruicheng, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Ruicheng requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Ruicheng. Each voting rights proxy agreement is twenty years and will be automatically extended year by year unless Guangzhou Huanju Shidai delivers a prior written notice to the relevant parties under the voting rights proxy agreements not to extend the term or upon mutual written agreement by all parties.

●	Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement between Guangzhou Huanju Shidai and the shareholders of Guangzhou Ruicheng and each direct and indirect shareholder of Guangzhou Ruicheng, each such shareholders of Guangzhou Ruicheng have pledged all of their equity interests to Guangzhou Huanju Shidai to guarantee the performance by such shareholders’ performance of their respective obligations under the exclusive service agreement, exclusive option agreement, and voting rights proxy agreement. If Guangzhou Ruicheng and/or its shareholders breach their contractual obligations under those agreements, Guangzhou Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The pledge will remain effective until the contractual obligations have been fully performed or the secured debts have been fully paid.

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

Through the aforementioned contractual agreements, Guangzhou Ruicheng and Guangzhou BaiGuoYuan are consolidated under US GAAP (ASC 810) because the Company, through Guagnzhou Huanju Shidai and BaiGuoYuan Technology, respectively, has the ability to:

●	exercise effective control over Guangzhou Ruicheng and Guangzhou BaiGuoYuan;
●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from these VIEs as if it were their sole shareholder; and
●	have an exclusive option to purchase all of the equity interests in these VIEs.

In addition to the aforementioned contractual agreements, Beijing Huanju Shidai also entered into similar contractual agreements with Beijing Tuda Science and Technology Co., Ltd. (“Beijing Tuda”). Guangzhou Huanju Shidai also entered into similar contractual agreements with Guangzhou Xuancheng Network Technology Co., Ltd. (“Guangzhou Xuancheng”), Guangzhou Yueyi Network Technology Partnership (LP) (“Guangzhou Yueyi”), Guangzhou Xuanyi Network Technology Partnership (LP) (“Guangzhou Xuanyi”) and Guangzhou Ruicheng Network Technology Co., Ltd. (“Guangzhou Ruicheng”). Haishaman (Shanghai) Information Technology Co., Ltd. (“Haishaman”) also entered similar contractual agreements with Shanghai Ruogu Information Technology Co., Ltd. (“Shanghai Ruogu”). Guangzhou Wangxing Information Technology Co., Ltd. (“Guangzhou Wangxing”) also entered into similar contractual agreements with Chengdu Yunbu Network Technology Co., Ltd. (“Chengdu Yunbu”), Chengdu Luota Network Technology Co., Ltd. (“Chengdu Luota”) and Chengdu Jiyue Network Technology Co., Ltd. (“Chengdu Jiyue”). BaiGuoYuan Technology also entered into similar contractual agreements with Guangzhou Shangying Network Technology Co., Ltd. (“Guangzhou Shangying”), Guangzhou Fangu Network Technology Partnership (LP) (“Guangzhou Fangu”), Guangzhou Wanyin Network Technology Partnership (LP) (“Guangzhou Wanyin”) and Guangzhou Qianxun Network Technology Co., Ltd. (“Guangzhou Qianxun”). Through these contractual agreements, Beijing Tuda, Guangzhou Xuancheng, Guangzhou Yueyi, Guangzhou Xuanyi, Guangzhou Ruicheng, Shanghai Ruogu, Chengdu Yunbu, Chengdu Luota, Chengdu Jiyue, Guangzhou Shangying, Guangzhou Fangu, Guangzhou Wanyin and Guangzhou Qianxun are considered VIEs of the Group. The VIEs disclosed in this paragraph are not material and do not have any significant impact on the Company’s results and financial position.

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. These agreements provide the Company with a controlling financial interest in each of the VIEs (as well as being the primary beneficiary for each) and provide basis for the consolidation of the financial results of each VIE under US GAAP (ASC 810).The Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs amounting to US$771,016 as of December 31, 2025. The VIEs were incorporated as limited liability companies under the PRC Company Law and in accordance with the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs as the Company does not have direct legal ownership over the VIEs.

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

Please refer to Note 4(a) for the consolidated financial information of the Group’s VIEs as of December 31, 2023, 2024 and 2025.

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

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, mezzanine equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of the revenue recognition for contracts with multiple performance obligations, income taxes, expected credit loss of receivables, estimated useful lives of long-lived assets, impairment assessment of goodwill, long-lived assets and intangible assets, and subsequent adjustments due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, fair value determination for available-for-sale debt investments, represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

Short-term deposits represent time deposits placed with banks with maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods presented.

(g)	Long-term deposits and held-to-maturity investments

Long-term time deposits and held-to-maturity investments are mainly deposits in commercial banks and wealth management products issued by commercial banks and other financial institutions with maturities of greater than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods presented.

Investments in debt securities with maturities of greater than one year that we have positive intent and ability to hold to maturity are classified as long-term held-to-maturity investments and stated at amortized cost less allowance for credit losses.

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

		Residual
	Estimated useful lives	rate
Servers, computers and equipment	3-5 years	0%-5%
Buildings	32-40 years	0%
Motor vehicles	3-10 years	0%-5%
Renovation of buildings	10 years	0%
Leasehold improvements	Shorter of lease term or 5 years	0%
Furniture, fixture and office equipment	3-5 years	0%-5%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)
(l)	Property and equipment (continued)

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

Estimated useful lives

Trademark	6 - 10 years
Customer relationships	3 - 5 years
Non-compete agreement	1 year
Technology	5 - 6 years
Software	1 - 10 years
Licenses	15 years
Operating rights	Shorter of the economic life or contract terms
Domain names	10 - 15 years
Others	Shorter of the economic life or contract terms

(o)	Land use rights

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

The impairment charges of long-lived assets recorded in general and administrative expenses for the years ended December 31, 2023, 2024 and 2025 were amounting to nil, nil, and 8,580 respectively.

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

In the annual goodwill impairment quantitative assessment using the income approach, judgments are made as to the assumptions regarding expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact the assumptions as to revenue, profit margin, growth rate or other factors that may result in changes in the estimates of future cash flows. For the annual goodwill impairment quantitative assessment using the market approach, judgments are made as to the assumptions, including those related to the determination of comparable entities and related market multiples to be applied in estimating the fair value of a reporting unit. The Company concluded that the carrying amount of a certain reporting unit exceeded its respective fair value and recorded an impairment loss of nil, US$454,935 and nil during the years ended December 31, 2023, 2024 and 2025, respectively. Although the Company believes the assumptions that it has used in testing for impairment are reasonable, significant changes in any one of the assumptions could produce a significant adverse impact.

(s)	Convertible bonds

The Company accounts for convertible debt instruments in accordance with ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under this guidance, the instruments are accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives.

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

Revenue recognition and significant judgments

Revenues from live streaming are mainly generated from Bigo Live, Likee, imo and Hago platforms. Advertising revenues are mainly comprised of revenues from Bigo Ads. Other revenues are mainly generated from e-commerce business and online games. Disaggregated revenues are disclosed in Note 33 “Segment Reporting”.

Under ASC 606, revenues are recognized when control of the promised virtual items or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those virtual items or services.

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

(ii)Advertising revenues

The Group primarily generates advertising revenues from its advertising platform that matches advertiser demand with our own or third party network partners’ supply of advertising inventory. The Group’s performance obligation is to provide customers with access to its advertising solution, which facilitates the advertisers’ purchase of advertising inventory from our own or third party network partners on an impression or action basis. The Group evaluates and determines that it is the principal. The Group reports advertising revenues on a gross basis.

The Group generates advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is probable, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)
(u)	Revenue (continued)

Revenue recognition and significant judgments (continued)

(iii)	Others

Other revenues mainly generated from e-commerce business and online games.

(1)E-commerce business revenues

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

(2)Online games revenues

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

As of December 31, 2024 and 2025, deferred revenue related to live streaming business were US$56,414 and US$49,088, respectively. During the years ended December 31, 2024 and 2025, the Group recognized revenue related to its live streaming business of US$56,817 and US$50,728, respectively, which was included in the corresponding contract liability balance at the beginning of the periods.

As of December 31, 2024 and 2025, deferred revenue related to advertising revenue were US$295 and US$211, respectively. During the years ended December 31, 2024 and 2025, the Group recognized revenue related to advertising businesses of nil and US$295, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

As of December 31, 2024 and 2025, deferred revenue related to other revenue were US$22,739 and US$21,936, respectively. During the years ended December 31, 2024 and 2025, the Group recognized revenue related to other revenue of US$16,856 and US$15,790, respectively, that was included in the corresponding contract liability balance at the beginning of the periods.

As of December 31, 2025, the aggregate amount of the transaction price allocated to the remaining performance obligation is US$71,235, the Group expects to recognize US$61,713 performance obligation as revenue in 2026, the remaining performance obligation is expected to be recognized as revenue in 2027 and after years. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

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

The Group recognizes internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Group has not capitalized any costs related to internal use software during the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)
(y)	Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) amortization of certain intangible assets from business acquisitions, and (iii) salary and welfare for sales and marketing personnel. Advertising and market promotion expense are expensed as incurred. The advertising and market promotion expenses amounted to approximately US$270,439, US$240,315 and US$207,458 during the years ended December 31, 2023, 2024 and 2025, respectively.

(z)	General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charges (if any), and (iv) professional service fees.

(aa) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statements of comprehensive income amounted to US$69,717, US$67,750 and US$67,405 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

As a lessee, the weighted average remaining lease terms of the right-of-use assets was 3.2 years and the discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the lessee is required to use its incremental borrowing rate. A weighted average incremental borrowing rate of 5.61% was adopted at commencement date in determining the present value of lease payments.

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

For the year ended December 31, 2025, operating lease cost and short-term lease cost were US$12,893 and US$7,325, respectively. There were no other lease cost other than operating lease cost and short-term lease cost for the year ended December 31, 2025. For the year ended December 31, 2025, cash paid for operating leases included in operating cash flows was US$12,748. For the year ended December 31, 2025, lease liabilities arising from obtaining right-of-use assets was US$13,076.

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

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the operating lease liabilities recognized on the consolidated balance sheet was as below:

Office rental
US$

2026	10,289
2027	5,584
2028	3,020
2029 and after	4,399
Total undiscounted cash flows	23,292
Less: imputed interest	(2,324)
Present value of lease liabilities	20,968

(ee)	Income taxes

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statements of comprehensive income. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

During the years ended December 31, 2023, 2024 and 2025, appropriations to general reserve fund and statutory surplus fund amounted to US$5,179, US$2,814, and US$1,721, respectively.

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

(ll)	Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group’s fiscal years beginning after December 15, 2024. Early adoption is permitted. Beginning January 1,2025,the Company adopted ASU 2023-09 prospectively.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Company is currently evaluating the provisions of this ASU.

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

As of December 31, 2024, the Company had not recognized any gain from the transaction due to the pending regulatory approvals discussed above. Instead, the Company has classified and presented all the assets and liabilities related to the YY Live business amounting to US$38,194 on a net basis within prepayments and other current assets (Note 10). The total consideration of the transaction is approximately US$3.6 billion in cash and subject to certain adjustments. The Company received part of the consideration amounting to US$1.9 billion by December 31, 2024, which was recorded as advance payments received within accrued liabilities and other current liabilities (Note 18).

On February 25, 2025, the Company entered into agreements with Baidu, Inc. and closed the sale of its video-based entertainment live streaming business in mainland China (known as YY Live) to Baidu, Inc. for an aggregate purchase price of approximately US$2.1 billion in cash. The Company previously received approximately US$1.86 billion in February 2021. On February 25, 2025, the Company received additional cash consideration of approximately US$240 million. Gain from disposal of YY Live amounted to approximately US$ 1.9 billion, which was reported as part of the net income from discontinued operations in the first quarter of 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.	Discontinued operations (continued)

Disposal of YY Live business (continued)

The following tables set forth the assets, liabilities, statement of operations and cash flows of discontinued operations which were included in the Group’s consolidated financial statements. The net amount of the assets and liabilities as of December 31, 2024 shown below are recorded within prepayments and other current assets in the consolidated balance sheet.

As of December 31,
2024
US$
Assets
Current assets
Cash and cash equivalents	201,393
Accounts receivable, net	18,239
Prepayments and other current assets	4,986

Total current assets	224,618

Non-current assets
Deferred tax assets	4,294
Property and equipment, net	10,356
Intangible assets, net	7,456
Other non-current assets	3,814

Total non-current assets	25,920

Total assets	250,538

Liabilities
Current liabilities
Accounts payable	1,117
Deferred revenue	49,495
Advances from customers	12,663
Income taxes payable	9,787
Accrued liabilities and other current liabilities	139,282

Total current liabilities	212,344

Total liabilities	212,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.	Certain risks and concentration
(a)	PRC regulations

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

As mentioned in Note 1(d), in order to comply with the PRC laws restricting foreign ownership in the online business in China, the Group operates the online business in China through contractual arrangements with its principal VIEs, namely Guangzhou Huaduo and Guangzhou BaiGuoYuan. In January 2021, Mr. David Xueling Li and other nominal shareholder transferred in total 100% of the nominee shares of Guangzhou BaiGuoYuan to Guangzhou Qianxun Network Technology Co., Ltd. (“Guangzhou Qianxun”), a VIE of the Company. In February 2021, Beijing Tuda and Mr. David Xueling Li transferred their respective nominee shares in Guangzhou Huaduo to Guangzhou Tuyue Network Technology Co., Ltd. (“Guangzhou Tuyue”), a VIE of the Company. As of December 31, 2025, Guangzhou Tuyue holds the majority of nominee shares of Guangzhou Huaduo., and Guangzhou Qianxun holds 100% of the nominee shares of Guangzhou BaiGuoYuan.

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

For the years ended December 31, 2023, 2024 and 2025, the Company’s wholly owned subsidiaries, mainly including Beijing Huanju Shidai, BaiGuoYuan Technology, determined the service fees which were charged to the Group’s VIEs, respectively.

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

	December 31,
	2024	2025
	US$	US$
Assets
Current assets
Cash and cash equivalents	74,242	37,127
Restricted cash and cash equivalents	3,620	437
Short-term deposits	301,784	92,221
Restricted short-term deposits	—	5,946
Short-term investments	—	5,566
Accounts receivable, net	11,123	18,639
Amounts due from Group companies	587,774	684,537
Amounts due from related parties	359	9
Prepayments and other current assets	91,610	70,282
Total current assets	1,070,512	914,764

Non-current assets
Investments	414,921	466,063
Long-term deposits and held-to-maturity investments	73,034	135,870
Property and equipment, net	388,178	468,710
Land use rights, net	303,115	301,390
Intangible assets, net	31,913	24,773
Right of use asset, net	3,644	1,982
Other non-current assets	11,594	1,896
Total non-current assets	1,226,399	1,400,684

Total assets	2,296,911	2,315,448

Liabilities
Current liabilities
Accounts payable	67,829	61,976
Deferred revenue	7,637	8,151
Advances from customers	39	18
Income taxes payable	9,986	5,814
Accrued liabilities and other current liabilities	64,427	46,119
Amounts due to Group companies	202,264	172,822
Amounts due to related parties	3,515	3,791
Lease liabilities due within one year	2,070	1,438
Short-term loans	34,853	10,672
Total current liabilities	392,620	310,801

Non-current liabilities
Lease liabilities	1,693	602
Deferred revenue	3,067	3,341
Deferred tax liabilities	9,499	11,745
Total non-current liabilities	14,259	15,688

Total liabilities	406,879	326,489

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.	Certain risks and concentration (continued)
(a)	PRC regulations (continued)

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Net revenues from Group companies	54,280	56,762	62,433
Net revenues from third parties	301,405	220,793	185,077
Total cost and operating expenses	(354,306)	(289,962)	(249,501)
Other items of the consolidated statements of comprehensive income	21,589	23,645	64,149
Net income from continuing operations	22,968	11,238	62,158

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Net cash (used in) provided by operating activities with Group companies	(31,888)	36,974	(18,860)
Net cash provided by (used in) operating activities with third parties	58,965	(27,111)	13,593
Net cash provided by (used in) operating activities	27,077	9,863	(5,267)

Net cash (used in) provided by investing activities with Group companies	(129,111)	177,941	(54,389)
Net cash (used in) provided by investing activities with third parties	(82,360)	(96,627)	2,269
Net cash (used in) provided by investing activities	(211,471)	81,314	(52,120)

Net cash provided by (used in) financing activities with Group companies	517	3,950	(4,179)
Net cash (used in) provided by financing activities with third parties	(2,831)	(80,315)	(4,310)
Net cash used in financing activities	(2,314)	(76,365)	(8,489)

Transactions between the VIEs and other entities in the consolidated group

For the years ended December 31, 2023, 2024 and 2025, the VIEs earned inter-company revenues from sales of software in the amounts of US$21,970, US$8,341 and US$253, respectively. In addition, the VIEs recognized inter-company cost of revenues and operating expenses in the amounts of US$47,257, US$1,729 and US$571 for the years ended December 31, 2023, 2024 and 2025, respectively for the purchase of software. The VIEs also recognized inter-company cost of revenues and operating expenses in the amounts of US$25,798, US$34,829 and US$29,591 for the years ended December 31, 2023, 2024 and 2025, respectively for technical support services. All of these transactions have been eliminated in consolidation.

Cash flows between the VIEs and other entities in the consolidated group

For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to Group companies for the settlement of software transactions were US$41,070, nil and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to Group companies for the settlement of technical support fees were US$45,063, US$44,171 and US$76,650, respectively. For the years ended December 31, 2023, 2024 and 2025, cash received by VIEs from Group companies were US$14,505, US$82,111 and US$55,279, respectively, for the revenues earned from Group companies. All of these cash flows have been eliminated in consolidation.

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

As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments and long-term deposits and held-to-maturity investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits during the years ended December 31, 2023, 2024 and 2025 and believes that its credit risk to be minimal.

The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on the payment platforms, game platforms, customers and the ongoing monitoring process of outstanding balances.

The Group is exposed to default risk on its financing receivables, which is fully provided for as disclosed in Note 9. The Group conducts credit evaluations of customers in finance business, either on an individual or collective basis. The Group also considers the value of collateral assets when assessing the collectability of certain financing receivables. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.	Cash and cash equivalents and restricted cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024		December 31, 2025
		US$		US$
	Amount	equivalent	Amount	equivalent

US$	276,110	276,110	267,637	267,637
RMB	753,707	104,847	371,282	52,823
Others	N/A	63,804	N/A	53,788
Total		444,761		374,248

As of December 31, 2024, the Group’s restricted cash and cash equivalents were US$371,332, primarily consisting of amounts deposited and held in an escrow account owned by the Group, which was a portion of the consideration received from Baidu under the agreement to dispose of the YY Live business. On February 25, 2025, the Company completed the sale of YY Live, all conditions for the release of the escrowed funds were satisfied, and the escrow arrangement was terminated, resulting in the substantial release of such restricted amounts. The remaining balance of US$21,593 as of December 31, 2025, primarily pertains to the fixed deposits pledged for payment processing operations.

6.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. The term deposits balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024		December 31, 2025
		US$		US$
	Amount	equivalent	Amount	equivalent

US$	702,450	702,450	73,100	73,100
RMB	2,162,766	300,869	839,485	119,435
Others	N/A	57,692	N/A	N/A
Total		1,061,011		192,535

7.	Restricted short-term deposits

As of December 31, 2024, the Group’s restricted short-term deposits were US$20,722, which was mainly pledged as collateral for short-term loans.

As of December 31, 2025, the Group’s restricted short-term deposits were US$7,182, which was mainly pledged as collateral for short- term loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

8.	Accounts receivable, net

	December 31,
	2024	2025
	US$	US$

Accounts receivable, gross	142,799	175,462
Less: allowance for expected credit loss of receivables	(20,938)	(21,023)

Accounts receivable, net	121,861	154,439

The following table summarizes the details of the Group’s allowance for expected credit losses:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Balance at the beginning of the year	(20,670)	(20,093)	(20,938)
Additions charged to general and administrative expenses, net	(82)	(3,427)	(1,137)
Write-off during the year	659	2,582	1,052

Balance at the end of the year	(20,093)	(20,938)	(21,023)

9.  Financing receivables, net

(1)	Micro-credit personal loans

Micro-credit personal loans provided by the Group are non-accrual financing receivables related to personal loans amounted to nil and nil as of December 31, 2024 and 2025, respectively, which were past due for over 1 year and not guaranteed. The Group has ceased to extend credit in the finance business since 2019.

Movement of allowance for expected credit loss on financing receivables (micro-credit personal loans only) is as follows:

	For the year ended December 31,
	2024	2025
	US$	US$

Balance at the beginning of the year	(18,213)	—
Addition for the year, net	—	—
Disposal of a subsidiary	18,213	—

Balance at the end of the year	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.    Financing receivables, net (continued)

(2)	Corporate loans

A majority of the Group’s corporate loan business was in the form of sale-and-leaseback arrangements, under which the Group purchases equipment from third party companies and lease back the equipment to the sellers. In 2019, one lessee was unable to repay the principal amount of approximately US$2,416 due in January and was default. The Group has brought certain lawsuits against this lessee to the court, claiming the lessee to repay all the outstanding amount. Upon the date of the issuance of the consolidated financial statements for the year ended December 31, 2019, the court has passed the first instance judgment on all of these lawsuits, which supported the Group’s claim and ordered the lessee to repay all the outstanding amounts due to the Group. Furthermore, the additional assets of the lessee or its related entity was pledged and preserved as collateral. Based on the Group’s assessment on the lessee’s finance condition and the recoverable amount from the collateral, the financial receivable cannot be fully recovered. As a result, an allowance for expected credit loss of US$10,430 was recognized in general and administrative expenses for the year ended December 31, 2019 against the carrying value of the financing receivables. The Group reclassified the amount due from this lessee from financing receivables to prepayments and other current assets in 2021 considering the fact that the original term of this receivable has ended by December 31, 2021 and the nature of this receivable has changed from financing receivables to other receivables as the expected means of settlement of the receivable has changed. Net amount of the receivable as of December 31, 2021 reclassified to prepayment and other current assets was US$20,177, which is the difference between the gross amount of US$30,607 and allowance of US$10,430 as of December 31, 2021. The net receivable amounts of US$14,157 and US$14,384 as of the years ended December 31, 2024 and 2025 are disclosed in Note 10, respectively. The Group has ceased the corporate loan business during 2019.

10.  Prepayments and other current assets

	December 31,
	2024	2025
	US$	US$

Interest receivable	69,814	111,694
Value added taxes to be deducted	51,200	60,439
Receivables from payment platforms	22,401	30,263
Employee advances	1,500	208
Prepayments and deposits to vendors and content providers	8,323	13,453
Deposits	6,147	6,251
Amount due from a lessee of sale-and-leaseback arrangement - net (Note 9)	14,157	14,384
Net assets subject to disposal related to YY Live (Note 3)	38,194	—
Others	35,802	18,874
Total	247,538	255,566

11.  Long-term time deposits and held-to-maturity investments

Time deposits and held-to-maturity debt securities represent the time deposits made in financial institutions and debt securities that the Group has positive intent and ability to hold to maturity with maturities of more than one year. As of December 31, 2024 and 2025, the carrying amounts for the investments, net of allowance for credit losses, were US$ 1,124,308 and US$ 2,059,386, respectively. The gross unrecognized holding gains or losses on the investments were nil as of December 31, 2024 and 2025. Interest income recorded on these time deposits and held-to-maturity debt securities in the consolidated statements of comprehensive income were US$ 147, US$20,399 and US$ 77,168 for the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments

	December 31,
	2024	2025
	US$	US$

Equity investments accounted for using the equity method (i)	336,704	374,999
Equity investments with readily determinable fair values (ii)	3,838	23,315
Equity investments without readily determinable fair values (iii)	149,343	129,358
Available-for-sale debt investments (iv)	40,800	24,130

Total	530,685	551,802
(i)	Investments have been accounted for under the equity method where the Group has significant influence over these investees and the investments are considered as in-substance common shares.

On April 28, 2023, the Company entered into the Share Transfer Agreement with Linen Investment Limited to sell its remaining shares of Huya for a cash consideration of approximately US$219,886. Upon the closing of such share transfer, the Company ceased to hold any shares of Huya. In 2023, net income of US$77,524 were recognized from the deemed disposal and disposal of Huya. In 2024 and 2025, the Group acquired minority stakes in a number of privately-held entities with total consideration of US$22,540 and US$25,520, respectively.

The following tables set forth the summarized financial information of the Group’s equity method investments:

	December 31,
	2024	2025
	US$	US$

Current assets	480,890	765,996
Non-current assets	1,276,950	2,119,515
Current liabilities	55,971	72,495
Non-current liabilities	12,968	106,961

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Revenues	147,015	54,743	573,021
Gross profit	102,095	4,885	431,241
Net (loss) income	8,893	(59,519)	402,227
Net (loss) income attributable to the investees	8,893	(59,519)	402,227
(ii)	The Group does not have the ability to exercise significant influence over these investments. Therefore, it has been precluded from applying the equity method of accounting.

In 2024 and 2025, the Group did not dispose of any investment with readily determinable fair values.

In 2023, 2024 and 2025, fair value gain of US$324, US$2,334 and US$9,144 related to investments with readily determinable fair values were recognized in the consolidated statements of comprehensive income (Note 29), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.  Investments (continued)

(iii)	Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2024 and 2025, the Group acquired minority preferred shares or ordinary shares of a number of privately-held entities with total consideration of US$4,035 and US$3,621, respectively. The ownership interests were less than 20% of the investees’ total equities or the ownership interests redeemable upon condition. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes.

In 2024 and 2025, the Group did not dispose any investment without readily determinable fair values.

For equity securities without readily determinable fair values as of December 31, 2024 and 2025, the Group recorded cumulative impairment and downward adjustments of US$42,725 and US$57,412 and cumulative upward adjustments of US$55,737 and US$49,288. For these investments, the Group recorded impairment and downward adjustments of US$10,244 and US$15,864, respectively, and upward adjustments of US$272 and US$586, respectively, in earnings during the years ended December 31, 2024 and 2025.

In 2023, fair value gain of US$11,179 due to the observable price change, were recognized in gain on fair value changes of investments (Note 29). Out of the fair value gain of US$11,179 for the year ended December 31, 2023, fair value gain of US$11,179 was unrealized and fair value gain of nil was realized. In 2024, fair value loss of US$587 due to the observable price change, were recognized in loss on fair value changes of investments (Note 29). Out of the fair value loss of US$587 for the year ended December 31, 2024, fair value loss of US$587 was unrealized and fair value loss of nil was realized. In 2025, fair value loss of US$278 due to the observable price change, were recognized in loss on fair value changes of investments (Note 29). Out of the fair value loss of US$278 for the year ended December 31, 2025, fair value loss of US$278 was unrealized and fair value loss of nil was realized.

The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2023, 2024 and 2025, based on the Group’s assessment, an impairment charge of nil, US$9,386 and US$15,000 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

(iv)

Available-for-sale debt investments are convertible debt instruments issued by private companies and investments in preferred shares that are redeemable at the Group’s option, which are measured at fair value as disclosed in Note 29(a).

For the year ended December 31, 2024
	Cost or	Gross	Translation	Balance
	amortized cost	unrealized losses	difference	as of year end
	US$	US$	US$	US$
Available-for-sale debt investments	63,928	(23,108)	(20)	40,800

For the year ended December 31, 2025
	Cost or	Gross	Translation	Balance
	amortized cost	unrealized losses	difference	as of year end
	US$	US$	US$	US$
Available-for-sale debt investments	40,800	(16,684)	14	24,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.  Property and equipment, net

Property and equipment consist of the following:

	December 31,
	2024	2025
	US$	US$

Gross carrying amount
Servers, computers and equipment	300,157	301,482
Buildings	267,661	295,332
Construction in progress	214,728	274,918
Motor vehicles	17,387	17,198
Renovation of buildings	14,363	14,809
Leasehold improvements	5,582	5,772
Furniture, fixture and office equipment	4,868	4,744

Total of gross carrying amount	824,746	914,255
Less: accumulated depreciation	(325,023)	(341,811)

Less: impairment loss	—	(7,320)

Property and equipment, net	499,723	565,124

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 were US$46,576, US$25,388 and US$29,088, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

14.  Land use rights, net

Land use rights consist of the following:

	December 31,
	2024	2025
	US$	US$

Gross carrying amount	368,942	377,319
Less: accumulated amortization	(65,827)	(75,929)

Land use rights, net	303,115	301,390

Amortization expense for the years ended December 31, 2023, 2024 and 2025 were US$8,473, US$8,397 and US$8,486, respectively.

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of land use rights
US$

2026	8,463
2027	8,463
2028	8,463
2029	8,463
2030	8,463

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.   Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2024	2025
	US$	US$

Gross carrying amount
Trademark	515,646	515,687
Customer relationships	154,808	154,824
Non-compete agreement	12,100	12,100
Technology	14,475	14,501
Software	9,341	9,229
Licenses	8,836	9,036
Operating rights	6,434	6,580
Domain names	1,801	1,817
Others	1,504	1,505

Total of gross carrying amount	724,945	725,279

Less: accumulated amortization

Trademark	(249,890)	(302,069)
Customer relationships	(154,529)	(154,540)
Non-compete agreement	(12,100)	(12,100)
Technology	(8,771)	(10,782)
Software	(8,585)	(8,686)
Licenses	(2,992)	(3,664)
Operating rights	(6,336)	(6,480)
Domain names	(1,028)	(1,342)
Others	(681)	(832)

Total accumulated amortization	(444,912)	(500,495)

Less: accumulated impairment	(2,776)	(2,821)

Intangible assets, net	277,257	221,963

Amortization expense for the years ended December 31, 2023, 2024 and 2025 were US$64,910, US$57,120 and US$55,558 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.  Intangible assets, net (continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense
of intangible assets
US$

2026	55,114
2027	52,778
2028	51,098
2029	21,147
2030	15,109

The weighted average amortization periods of intangible assets as of December 31, 2024 and 2025 are as below:

December 31,
	2024	2025

Trademark	10 years	10 years
Customer relationships	5 years	0 years
Technology	6 years	6 years
Software	7 years	9 years
License	15 years	15 years
Operating rights	2 years	0 years
Domain names	14 years	14 years
Others	10 years	10 years

16.  Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2025 are as follows:

	All other	BIGO	Total
	US$	US$	US$

Balance as of December 31, 2023	795,060	1,854,221	2,649,281

Impairment (i)	(454,935)	—	(454,935)
Foreign currency translation adjustments	(22)	—	(22)
Balance as of December 31, 2024	340,103	1,854,221	2,194,324

Impairment (i)	—	—	—
Foreign currency translation adjustments	34	—	34
Balance as of December 31, 2025	340,137	1,854,221	2,194,358
(i)

The Group performs its annual goodwill impairment test of each reporting unit in the fourth quarter, or more frequently, if certain events or circumstances warrant. Events or changes in circumstances which might indicate potential impairment in goodwill include the entity-specific factors, including, but not limited to, stock price volatility, market capitalization relative to net book value, and projected revenue, market growth and operating results. The estimated fair value of each reporting unit is determined using either an income approach or a market approach, when appropriate. The quantitative goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired. Conversely, an impairment is identified and recorded for a reporting unit if the carrying amount exceeds its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.  Goodwill (continued)

The Group performed a goodwill impairment analysis in the fourth quarter of 2023, 2024 and 2025. When determining the fair value of the Bigo reporting unit, the Group used the income approach. When utilizing the income approach in testing reporting units for impairment, the Group determines fair value based on a discounted cash flow model derived from the reporting units’ long-term forecasts which included a five-year future cash flow projection and an estimated terminal value for the impairment analysis. The discounted cash flow model included a number of significant unobservable inputs. Significant assumptions used to determine the estimated fair value include: (a) the future cash flows forecasts including revenue growth, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment, the fair value of Bigo reporting unit exceeded its related carrying value by approximately 3%, 3% and 6% as at December 31, 2023, 2024 and 2025, respectively. Accordingly, the Group determined the Bigo reporting unit was not impaired as at December 31, 2023, 2024 and 2025. When determining the fair value of the Shopline reporting unit in 2023, the Group used the market approach, with the fair value of the Shopline reporting unit exceeded its related carrying value by approximately 1% as at December 31, 2023. In 2024, whilst both approaches continued to be considered, the Group has changed from the market approach to the income approach in determining the fair value of the Shopline reporting unit. This change was due to rapidly deteriorating macroeconomic, industry and market conditions and the related changes in business strategies by management in response. Following the impairment charged recorded for the Shopline reporting unit in 2024, the Group continued to determine the fair value of the Shopline reporting unit using the income approach, with the fair value exceeded its related carrying value by approximately 3% as of December 31, 2025. Accordingly, the Group determined the Shopline reporting unit was not impaired as at December 31, 2025.

As a result of the Group’s annual goodwill impairment assessment for the years ended December 31, 2023, 2024 and 2025, impairment losses of nil, US$454,935 and nil was recorded respectively. For the year ended December 31, 2024, the fair values of the Shopline and the other reporting unit were assessed to be below their respective carrying amounts. Consequently, impairment charges of US$370,010 and US$84,925 were recorded for the Shopline reporting unit and the other reporting unit, respectively. The remaining US$340,103 of goodwill primarily relates to Shopline reporting unit. These impairments were primarily attributable to deteriorating macroeconomic, industry and market conditions and the related changes in business strategies by management in response.

17.  Deferred revenue

	December 31,
	2024	2025
	US$	US$

Deferred revenue, current
Live streaming	50,728	45,684
Advertising	295	211
Others	15,790	15,818
Total current deferred revenue	66,813	61,713

Deferred revenue, non-current
Live streaming	5,686	3,404
Advertising	—	—
Others	6,949	6,118
Total non-current deferred revenue	12,635	9,522

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.  Accrued liabilities and other current liabilities

	December 31,
	2024	2025
	US$	US$

Revenue sharing fees and content costs	82,731	83,433
Salaries and welfare	91,035	89,881
Marketing and promotion expenses	56,988	95,883
Value added taxes and other taxes payable	224,834	245,665
Bandwidth costs	20,876	13,928
Consideration received related to disposal of YY Live business (Note 3)	1,859,325	—
Payables to merchants	33,085	38,280
Dividends payable	—	26,815
Others	25,049	32,793

Total	2,393,923	626,678

19.  Short-term loans

	December 31,
	2024	2025
	US$	US$

Short-term loans	34,853	10,672

The Group entered into several agreements with banks, pursuant to which the Group borrowed loans with total principal amount of US$10 million within a banking facility of US$37 million in 2024. These loans were all with a maturity of less than one year and the annual interest rate is 1.13%. These loans do not include any financial or restrictive covenants.

The Group entered into several agreements with bank, pursuant to which the Group borrowed loan with total principal amount of US$11 million within a banking facility of US$12 million in 2025. These loans were all with a maturity of less than one year and the annual interest rate is 0.93-1.20%. These loans do not include any financial or restrictive covenants.

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

In 2023, the repayment amount of US$432 million related to the Notes due 2025 was fully repaid, followed by the complete repayment of US$406 million related to the Notes due 2026 in 2024.

Interest expense related to the Notes due 2025 and Notes due 2026 recognized during the years ended December 31, 2024 and 2025 was US$435 and nil respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.   Cost of revenues

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Revenue sharing fees and content costs	945,149	1,020,440	967,624
Payment handling costs	137,989	120,292	98,164
Bandwidth costs	79,718	91,419	84,037
Salary and welfare	84,427	92,002	86,910
Depreciation and amortization	36,753	19,204	26,021
Technical service fee	60,537	41,917	38,723
Share-based compensation	3,575	1,720	3,927
Other costs	106,694	44,591	56,210

Total	1,454,842	1,431,585	1,361,616

22.  Other income

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Government grants	7,379	4,668	1,205
Others	2,326	1,387	1,115

Total	9,705	6,055	2,320

23.  Income tax

(i)	Cayman Islands

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

Bigo Singapore applied for the Incentive and received approval in October 2018 and started to enjoy the beneficial tax rate of 5% as the Incentive for the years 2018 through 2022. Bigo Singapore applied for the renewal of Incentive qualification and received approval in December 2022 and is entitled to enjoy the beneficial tax rate from 2023 to 2025, and 10% for the years 2026 through 2027. Other Singapore entities were subject to 17% income tax for the periods reported.

Singapore announced that it will implement the Income Inclusion Rule (“IIR”) and a domestic minimum top-up tax starting on or after January 1, 2025. Given the complex nature of the legislation and the calculations, including the determination of the adjustments required under the Pillar Two Model Rules, the Group has accrued a provision for the top-up tax arising from the enacted legislation. The Group will continually assess the implications of such legislative changes in the jurisdictions where we operate.

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

Certain PRC subsidiaries and VIEs, including Guangzhou BaiGuoYuan and BaiGuoYuan Technology, etc. are qualified HNTEs and enjoy a reduced tax rate of 15% for the years presented. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, most of the Company’s subsidiaries and VIEs successfully re-applied for the certificates when the prior ones expired.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses was increased from 50% to 75%, effective from 2018 onwards, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). The additional tax deducting amount of the qualified research and development expenses have been increased from 75% to 100%, effective from 2023 onwards.

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

Aggregate undistributed earnings and reserves of the Group entities located in the Mainland China that are available for distribution to the Company as of December 31, 2024 and 2025 are approximately US$2,446,227 and US$2,567,541, respectively.

The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings in the PRC for use in the operation. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2024 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income are as follows:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Income (loss) before income tax expense
Singapore operations	166,966	257,005	202,988
Other operations	121,011	(484,521)	13,132
Total	287,977	(227,516)	216,120

Current income tax (expenses) benefit
Singapore operations	(23,049)	(23,688)	(20,022)
Other operations	(7,615)	2,221	3,955
Total	(30,664)	(21,467)	(16,067)

Deferred income tax benefit (expenses)
Singapore operations	109	(602)	(10,360)
Other operations	11,699	8,584	9,998
Total	11,808	7,982	(362)

Income tax (expenses) benefit
Singapore operations	(22,940)	(24,290)	(30,382)
Other operations	4,084	10,805	13,953
Total	(18,856)	(13,485)	(16,429)

The Company records annual income tax with regard to a number of tax jurisdictions, primarily Singapore. Certain jurisdictions in which the Group operates have implemented the Pillar Two Model Rules. The Company conducted an assessment of all jurisdictions in 2025. While we expect to meet transitional safe harbor requirements in most jurisdictions, there are a limited number of jurisdictions where we expect Pillar Two top - up taxes to apply. The income tax provision for the year ended December 31, 2025 includes the effects of Pillar Two taxes, resulting in an income tax expense of US$8.4 million. The Group is continuing to assess the impact of the Pillar Two Model Rules on its future financial performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	2023	2024

Singapore statutory income tax rate (*)	17.0%	17.0%
% Effect of tax holiday and preferential tax benefit	(7.0)%	16.1%
Effect of different tax rates available to different jurisdictions	(19.5)%	4.0%
Permanent differences (i)	14.9%	(26.6)%
Change in valuation allowance	10.1%	(26.8)%
Effect of Super Deduction available to the Group	(9.0)%	10.4%
Effective income tax rate	6.5%	(5.9)%

*:  As a majority of the Group’s businesses is subject to Singapore corporate tax rate, the reconciliation of tax expenses begins at Singapore statutory income tax rate.

(i) Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Group’s effective tax rate is as follows (in thousands, except percentages):

	For the year ended December 31,
	2025
	Amount	Percent
	US$
Statutory Rate:	36,740	17.0%
Foreign Tax Effects
British Virgin Islands (“BVI”)
Statutory tax rate difference between BVI and Singapore	(35,451)	(16.4)%
Nontaxable or nondeductible items	21,420	9.9%
Others	2,472	1.1%
Cayman
Statutory tax rate difference between Cayman and Singapore	(21,123)	(9.8)%
Nontaxable or nondeductible items	21,420	9.9%
PRC
Statutory tax rate difference between PRC and Singapore	7,729	3.6%
Change in valuation allowance	(7,653)	(3.5)%
Nontaxable or nondeductible items	(6,885)	(3.2)%
Others	(1,335)	(0.6)%
Other jurisdictions	(874)	(0.4)%
Effect of cross-border tax laws	8,388	3.9%
Tax credits	(21,225)	(9.8)%
Change in valuation allowance	5,236	2.4%
Nontaxable or nondeductible items	6,065	2.8%
Other Adjustment	1,505	0.7%
Effective tax expense	16,429	7.6%

Note: For the year ended December 31,2025, income taxes paid amounted to US$ 27,963 in Singapore, and US$ 5,781 in other jurisdictions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.   Income tax (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2024 and 2025 are as follows:

	December 31,
	2024	2025
	US$	US$

Deferred tax assets:
Tax loss carried forward	235,362	286,103
Allowance for expected credit loss of receivable, accrued expense and others not currently deductible for tax purposes	32,441	34,918
Deferred revenue	1,507	1,430
Impairment of investment	2,922	2,988
Capitalized research and development expenses	15,025	28,051
Others	(85)	—
Valuation allowance (i)	(272,922)	(330,844)
Deferred tax assets, net	14,250	22,646

Deferred tax liabilities:
Related to the fair value changes of investments	12,015	15,179
Related to acquired intangible assets	38,089	31,324
Others	9,214	21,302
Deferred tax liabilities	59,318	67,805
Classification in the consolidated balance sheets:
Deferred tax assets, net	2,563	9,782
Deferred tax liabilities	47,631	54,941
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.  Income tax (continued)

Deferred tax assets and liabilities (continued)

Movement of valuation allowance

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Balance at beginning of the year	(242,051)	(224,130)	(272,922)
Additions	(31,733)	(60,805)	(98,692)
Reversals	49,654	12,013	40,770
Balance at end of the year	(224,130)	(272,922)	(330,844)

Tax loss carry forwards

As of December 31, 2025, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to US$797,347, which were mainly generated by non-HNTEs. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTEs. The tax losses of entities in the PRC will expire from 2026 to 2030, if not utilized except for those arose from HNTEs which will expired during the period from 2026 to 2035. The accumulated tax losses of subsidiaries incorporated in Hong Kong, Singapore and other countries, subject to the agreement of the relevant tax authorities, of US$83,153, US$541,802 and US$111,218, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore have no time limit.

In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiaries for tax years 2022 through 2025 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2025 by Singapore tax authorities.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. Accordingly, tax filings of the Group’s PRC subsidiaries and VIEs for tax years 2021 through 2025 remain subject to the review by the relevant PRC tax authorities. There were no ongoing tax examinations as of December 31, 2025 by PRC tax authorities.

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

During the year ended December 31, 2025, 22,363 Class A common shares were forfeited for the exercised share options, vested restricted shares and restricted share. In addition, 6,977,380 Class A common shares were transferred out from the treasury shares pool and issued for vested restricted share units during the year ended December 31, 2025. The Company also repurchased an aggregate of 2,421,752 ADSs, representing 48,435,040 Class A common shares at an average price of US$55.5971 per ADS or US$2.7799 per Class A common share, for aggregate consideration of US$134.6 million. Since the shares repurchased have not been cancelled, the excess of repurchase price over par value was recorded as treasury shares upon the repurchase date.

As of December 31, 2025, 10,000,000,000 Class A common shares and 1,000,000,000 Class B common shares had been authorized, 1,306,734,444 Class A common shares and 326,509,555 Class B common shares had been issued, 673,183,174 Class A common shares and 326,509,555 Class B common shares were outstanding, respectively.

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

In August 2024, the Company’s board of directors authorized the further extension of program for another 12-month period (the “2021 Program”). As of December 31, 2024, the Company has utilized US$183.3 million under the 2021 Program. On March 19, 2025, the Company’s board of directors approved a new share repurchase program, or the 2025 Program, under which the Company is authorized to repurchase up to US$300 million of its shares (including in the form of ADSs) until the end of 2027. The 2025 Program is effective immediately upon approval and replaces the 2021 Program.

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

In March 2026, the Company’s board of directors and its compensation committee approved and authorized the Second Amended and Restated 2011 Share Incentive Plan (the “New Plan”). The New Plan amends and restates the previously adopted Amended and Restated 2011 Share Incentive Plan in its entirety and assumes all awards granted thereunder. Under the New Plan, the maximum aggregate number of shares of the Company available for grant of awards is initially 231,950,949 Class A common shares, plus an annual increase of 20,000,000 Class A common shares on the first day of each fiscal year, beginning in 2027, or such lesser number of Class A common shares as determined by the board of directors of the Company. The New Plan will expire upon the tenth anniversary of the adoption date. Concurrently with the adoption of the New Plan, the previously adopted 2019 Share Incentive Awards Arrangement was also terminated. No more awards may be granted under the 2019 Share Incentive Awards Arrangement, and all awards that had been granted under the 2019 Share Incentive Awards Arrangement and remained outstanding were assumed by the New Plan.

During the years ended December 31, 2023, 2024 and 2025, the Company granted restricted share units to employees of 7,744,374, 10,968,657 and 15,895,447, respectively, pursuant to the 2011 Share Incentive Scheme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.   Share-based compensation (continued)

(a)   JOYY’s share-based awards (continued)

(i)    Restricted Share Units (continued)

The following table summarizes the restricted share units activity for the years ended December 31, 2023, 2024 and 2025:

		Weighted
	Number of	average
	restricted	grant-date
	shares units	fair value (US$)

Outstanding, December 31, 2022	17,535,567	2.5551

Granted	7,744,374	1.7842
Forfeited	(2,688,963)	2.1666
Vested	(8,058,007)	2.8052

Outstanding, December 31, 2023	14,532,971	2.0776

Granted	10,968,657	1.7669
Forfeited	(2,047,879)	1.9403
Vested	(7,319,654)	2.3032

Outstanding, December 31, 2024	16,134,095	1.7834

Granted	15,895,447	2.6261
Forfeited	(2,361,856)	2.0989
Vested	(7,237,585)	1.8973

Outstanding, December 31, 2025	22,430,101	2.3106

Expected to vest as of December 31, 2025	19,160,592	2.2921

For the years ended December 31, 2023, 2024 and 2025, the Company recorded share-based compensation of US$13,766, US$12,554 and US$21,698 in relation to continuing operations using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.   Share-based compensation (continued)

(a)   JOYY’s share-based awards (continued)

(i)    Restricted Share Units (continued)

As of December 31, 2025, total unrecognized compensation expense relating to the restricted share units was US$28,888. The expense is expected to be recognized over a weighted average period of 1.17 years using the graded-vesting attribution method.

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

During the years ended December 31, 2023, 2024 and 2025, the Company granted restricted share to employees of 1,146,257, 882,988 and 853,559, respectively.

The following table summarizes the restricted shares activity for the years ended December 31, 2023, 2024 and 2025:

		Weighted
	Number of	average
	restricted	grant-date fair
	shares	value (US$)

Outstanding, December 31, 2022	10,935,436	2.8002

Granted	1,146,257	1.8259
Forfeited	(1,142,786)	2.2756
Vested	(5,426,078)	3.0559

Outstanding, December 31, 2023	5,512,829	2.4547

Granted	882,988	1.6971
Forfeited	(886,951)	2.2159
Vested	(2,258,324)	2.6870

Outstanding, December 31, 2024	3,250,542	2.1458

Granted	853,559	2.4498
Forfeited	(875,922)	2.2276
Vested	(1,613,485)	2.3462

Outstanding, December 31, 2025	1,614,694	2.0619

Expected to vest as of December 31, 2025	1,597,874	2.0626

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.   Share-based compensation (continued)

(a)   JOYY’s share-based awards (continued)

(ii)  Restricted Shares (continued)

For the years ended December 31, 2023, 2024 and 2025, the Company recorded share-based compensation for restricted shares in relation to continuing operations of US$7,929, US$2,773 and US$954 using the graded-vesting attribution method.

As of December 31, 2025, total unrecognized compensation expense relating to the restricted shares was US$2,002. The expense is expected to be recognized over a weighted average period of 1.58 years using the graded-vesting attribution method.

(iii)  Share options

2011 Share Incentive Scheme

Grant of options

During the years ended December 31, 2023, 2024 and 2025, no share option had been granted to employees or non-employees.

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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)

Outstanding, January 1, 2023	9,414,400	3.7997	1.80	—

Forfeited	(840,180)	3.5350	—	—

Outstanding, December 31, 2023	8,574,220	3.8256	1.61	—

Forfeited	(499,720)	3.5350	—	—

Outstanding, December 31, 2024	8,074,500	3.8436	0.76	—

Forfeited	—	—	—	—

Outstanding, December 31, 2025	8,074,500	3.8436	0.38	—

Expected to vest as of December 31, 2025	8,074,500	3.8436	0.38	—
Exercisable as of December 31, 2025	8,074,500	3.8436	0.38	—

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

The aggregate intrinsic value in the table above represents the difference between the Company’s common shares as of December 31, 2023, 2024 and 2025 and the exercise price. The total intrinsic value was nil due to the higher exercise price compared to the Company’s common shares as of December 31, 2023, 2024 and 2025 and the exercise price.

For the years ended December 31, 2023, 2024 and 2025, the Company recorded share-based compensation in relation to continuing operations of US$120, nil and US$270 using the graded vesting attribution method.

(b)  Other share-based awards

Other than those disclosed above, for the years ended December 31, 2023, 2024 and 2025, the Company recorded share-based compensation expense of US$10,164, US$7,873 and US$2,878 for other subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.  Basic and diluted net income per share

Basic and diluted net income per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Numerator:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	347,351	(147,624)	221,127
Dilutive effect of convertible bonds	8,653	—	—
Numerator for diluted income (loss) per share from continuing operations	356,004	(147,624)	221,127

Net income from discontinued operations attributable to common shareholders of JOYY Inc.	—	—	1,875,921
Numerator for diluted income per share from discontinued operations	—	—	1,875,921

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	1,308,695,642	1,157,854,559	1,052,099,864
Dilutive effect of convertible bonds	141,564,583	—	—
Dilutive effect of restricted stock	8,025,901	—	7,682,058
Dilutive effect of restricted share units	4,690,418	—	5,465,574
Denominator for diluted calculation	1,462,976,544	1,157,854,559	1,065,247,496

Basic net income (loss) per Class A and Class B common share	0.27	(0.13)	1.99
Continuing operations	0.27	(0.13)	0.21
Discontinued operations	—	—	1.78
Diluted net income(loss) per Class A and Class B common share	0.24	(0.13)	1.97
Continuing operations	0.24	(0.13)	0.21
Discontinued operations	—	—	1.76

Basic net income (loss) per ADS*	5.31	(2.55)	39.86
Continuing operations	5.31	(2.55)	4.20
Discontinued operations	—	—	35.66
Diluted net income (loss) per ADS*	4.87	(2.55)	39.37
Continuing operations	4.87	(2.55)	4.15
Discontinued operations	—	—	35.22
*	Each ADS represents 20 common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.  Basic and diluted net income per share (continued)

For the years ended December 31, 2023, 2024 and 2025, the following shares outstanding were excluded from the calculation of diluted net income (loss) per share, as their inclusion would have been anti-dilutive for the periods prescribed but which could potentially dilute EPS in the future.

	For the year ended December 31,
	2023	2024	2025

Shares issuable upon exercise of share options	8,574,220	8,074,500	8,074,500
Shares issuable upon exercise of restricted share units	—	16,134,095	—
Shares issuable upon exercise of restricted share	—	3,250,542	—
Shares issuable upon conversion of convertible bonds	—	—	—

28.  Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Major related parties	Relationship with the Group
Guangzhou Sunhongs Corp., Ltd. (“Guangzhou Sunhongs”)	Significant influence exercised by a principal shareholder of the Company
Xiaomi Corporation (“Xiaomi Group”)	Controlled by a principal shareholder of the Company

During the years ended December 31, 2023, 2024 and 2025, significant related party transactions are as follows:

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Bandwidth service provided by Guangzhou Sunhongs	1,382	1,614	777
Promotion expense charged from related parties	8,008	7,553	5,521
Others	1,308	1,083	1,013

As of December 31, 2024 and 2025, the amounts due from/to related parties are as follows:

	December 31,
	2024	2025
	US$	US$

Amounts due from related parties, current	467	106

Amounts due to related parties, current
Due to Xiaomi Group	1,193	1,462
Dividend Payable	—	22,622
Others	185	388

Total	1,378	24,472
*	Other receivables and payables from/to related parties are unsecured and payable on demand.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

(a)   Fair value measurement on a recurring basis

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of December 31, 2024 and 2025:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	—	288,589	—	288,589
Equity investment with readily determinable fair values (ii)	3,838	—	—	3,838
Available-for-sale debt investment (iii)	—	—	40,800	40,800
	3,838	288,589	40,800	333,227

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total

Assets
Short-term investments (i)	—	613,702	—	613,702
Equity investment with readily determinable fair values (ii)	23,315	—	—	23,315
Available-for-sale debt investment (iii)	—	—	24,130	24,130
	23,315	613,702	24,130	661,147
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

29.  Fair value measurements (continued)

(a)   Fair value measurement on a recurring basis (continued)

The following table presents the changes in Level 3 assets for the years ended December 31, 2023, 2024 and 2025:

Available-for-sale
debt investment
US$

Balance as of December 31, 2023	63,918
Unrealized fair value change recognized in other comprehensive loss	(23,108)
Foreign currency exchange losses, net	(10)
Balance as of December 31, 2024	40,800
Unrealized fair value change recognized in other comprehensive loss	(16,684)
Foreign currency exchange gain, net	14
Balance as of December 31, 2025	24,130

(b)   Fair value measurement on a non - recurring basis

The Company measures equity investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2023, 2024 and 2025, gain on fair value changes of investment of US$11,179, loss on fair value changes of investment of US$587 and loss on fair value changes of investment of US$278 due to the observable price change of the investment without readily determinable fair value.

The Group assesses the existence of indicators for other-than-temporary impairment of the equity investment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information. In 2023, 2024 and 2025, based on the Group’s assessment, an impairment charge of nil, US$9,386 and US$15,000 was recognized in general and administrative expenses, respectively, against the carrying value of the investments due to significant deterioration in earnings or unexpected changes in business prospects of the investees as compared to the original investment plans.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

30.  Commitments and contingencies

(a)  Operating lease commitments

The operating lease commitments as of December 31, 2025 amounting to US$1,357 mainly consist of the short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)  Capital commitments

As of December 31, 2024 and 2025, the Group had outstanding capital commitments totaling to US$192,855 and US$91,931, which consisted of capital expenditures related to properties and additional investments in equity investments, respectively.

(c)  Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is not probable and such claims would not have a material adverse effect on the Group’s financial position, results of operations or cash flows.

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

On March 19, 2025, the board of directors authorized a quarterly dividend program from 2025 to 2027, under which a total of approximately US$600 million in cash will be distributed on a quarterly basis over the three - year period. The board of directors has accordingly declared a dividend of US$0.99 per ADS, or US$0.0495 per common share, for the first quarter of 2026. The board of directors has approved an additional cash dividend in a total amount of US$20 million (US$0.39 per ADS, or US$0.0195 per common share), representing approximately 10% of total cash dividends declared for fiscal year 2025. The additional cash dividend will be paid together with the aforementioned quarterly dividend. Aggregating the quarterly cash dividend and the additional cash dividend for the first quarter of 2026, the Company’s board of directors has declared a cash dividend in the aggregate amount of US$1.38 per ADS, or US$0.069 per common share, which is expected to be paid on May 8, 2026 to shareholders of record as of the close of business on April 22, 2026. The ex-dividend date will be April 22, 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

32.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to approximately US$744,087 and US$771,016 for the Group’s VIEs as of December 31, 2024 and 2025, respectively, and US$182,861 and US$189,158 for the Group’s subsidiaries as of December 31, 2024 and 2025, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

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

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company are not required to be presented.

33.  Segment Reporting

There are two operating and reportable segments in the Group (defined in Note1 (a)), including “BIGO” and “All other” for the years ended December 31, 2023, 2024 and 2025. BIGO segment is the Group’s core business segment which primarily includes some of our social entertainment platforms including Bigo Live, Likee, imo and others. All other segment is the Group’s other business segment which primarily includes our social entertainment platform Hago, our smart commerce platform Shopline, certain audio live streaming platforms, and others. The CODM measures the performance of each segment based on metrics of revenues and net income and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

The CODM does not evaluate operating segments using asset or liability information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment:

For the year ended December 31, 2025:

	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	1,446,437	83,230	—	1,529,667
Advertising	398,538	44,180	—	442,718
Others	3,470	149,727	(1,334)	151,863

Total net revenues	1,848,445	277,137	(1,334)	2,124,248

Cost of revenues(2)	(1,206,124)	(155,782)	290	(1,361,616)

Gross profit	642,321	121,355	(1,044)	762,632
Operating expenses(2)
Research and development expenses	(156,986)	(90,952)	805	(247,133)
Sales and marketing expenses	(211,265)	(86,299)	94	(297,470)
General and administrative expenses	(67,386)	(97,288)	145	(164,529)

Total operating expenses	(435,637)	(274,539)	1,044	(709,132)

Other income	1,078	1,242	—	2,320

Operating income (loss)	207,762	(151,942)	—	55,820

Interest expense	(3,090)	(153)	2,727	(516)
Interest income and investment income	55,083	110,251	(2,727)	162,607
Foreign currency exchange losses, net	(13,721)	(390)	—	(14,111)
Gain on fair value changes of investment	514	11,806	—	12,320

Income (loss) before income tax (expenses) benefits	246,548	(30,428)	—	216,120

Income tax (expenses) benefits	(20,278)	3,849	—	(16,429)

Income (loss) before share of income in equity method investments, net of income taxes	226,270	(26,579)	—	199,691

Share of income in equity method investments, net of income taxes	—	11,610	—	11,610

Net income (loss) from continuing operations	226,270	(14,969)	—	211,301
(1)

The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

	BIGO	All other	Total
	US$	US$	US$

Cost of revenues	2,875	1,052	3,927
Research and development expenses	5,431	3,987	9,418
Sales and marketing expenses	893	490	1,383
General and administrative expenses	1,334	9,738	11,072

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

For the year ended December 31, 2024:

	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	1,699,591	88,430	—	1,788,021
Advertising	287,815	35,198	—	323,013
Others	934	127,399	(1,579)	126,754

Total net revenues	1,988,340	251,027	(1,579)	2,237,788

Cost of revenues(2)	(1,273,805)	(158,094)	314	(1,431,585)

Gross profit	714,535	92,933	(1,265)	806,203

Operating expenses(2)
Research and development expenses	(172,262)	(107,402)	924	(278,740)
Sales and marketing expenses	(247,722)	(85,711)	99	(333,334)
General and administrative expenses	(57,529)	(95,230)	242	(152,517)
Goodwill impairment	—	(454,935)	—	(454,935)

Total operating expenses	(477,513)	(743,278)	1,265	(1,219,526)

Gain on deconsolidation and disposal of subsidiaries	—	1,643	—	1,643
Other income	3,877	2,178	—	6,055

Operating income (loss)	240,899	(646,524)	—	(405,625)

Interest expense	(5,728)	(3,239)	4,120	(4,847)
Interest income and investment income	55,709	123,967	(4,120)	175,556
Foreign currency exchange gains (losses), net	1,453	(689)	—	764
(Loss) gain on fair value changes of investment	(33)	6,669	—	6,636

Income (loss) before income tax (expenses) benefits	292,300	(519,816)	—	(227,516)

Income tax (expenses) benefits	(19,571)	6,086	—	(13,485)

Income (loss) before share of loss in equity method investments, net of income taxes	272,729	(513,730)	—	(241,001)

Share of loss in equity method investments, net of income taxes	—	(1,637)	—	(1,637)

Net income (loss) from continuing operations	272,729	(515,367)	—	(242,638)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33.  Segment Reporting (continued)

(a)The following table presents summary information by segment (continued):

For the year ended December 31, 2023:

	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	1,819,484	159,887	—	1,979,371
Advertising	91,849	28,031	—	119,880
Others	12,987	156,971	(1,339)	168,619

Total net revenues	1,924,320	344,889	(1,339)	2,267,870

Cost of revenues(2)	(1,189,500)	(265,662)	320	(1,454,842)

Gross profit	734,820	79,227	(1,019)	813,028
Operating expenses(2)
Research and development expenses	(163,634)	(132,635)	766	(295,503)
Sales and marketing expenses	(295,395)	(74,260)	78	(369,577)
General and administrative expenses	(52,906)	(69,930)	175	(122,661)

Total operating expenses	(511,935)	(276,825)	1,019	(787,741)

Loss on deconsolidation and disposal of subsidiaries	—	(6,177)	—	(6,177)
Other income	7,240	2,465	—	9,705

Operating income (loss)	230,125	(201,310)	—	28,815

Interest expense	(6,761)	(8,759)	5,100	(10,420)
Interest income and investment income	43,518	146,794	(5,100)	185,212
Foreign currency exchange losses, net	(174)	(2,732)	—	(2,906)
Gain on disposal and deemed disposal of investments	—	74,851	—	74,851
(Loss) gain on fair value changes of investment	(400)	12,825	—	12,425

Income before income tax expenses	266,308	21,669	—	287,977

Income tax expenses	(17,007)	(1,849)	—	(18,856)

Income before share of income in equity method investments, net of income taxes	249,301	19,820	—	269,121

Share of income in equity method investments, net of income taxes	—	3,297	—	3,297

Net income from continuing operations	249,301	23,117	—	272,418
(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

33. Segment Reporting (continued)

(a)	The following table presents summary information by segment (continued):

	BIGO	All other	Total
	US$	US$	US$

Cost of revenues	1,958	1,617	3,575
Research and development expenses	8,967	10,448	19,415
Sales and marketing expenses	341	456	797
General and administrative expenses	1,829	6,363	8,192

(b)	The following tables set forth revenues and long - lived assets, net for the Company’s geographic operations:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues:
Developed countries and regions	968,225	1,206,679	1,250,411
Middle East	441,277	317,848	244,222
Mainland China	347,825	233,578	208,722
Southeast Asia and others	510,543	479,683	420,893

Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region, and Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

	As of December 31,
	2024	2025
	US$	US$
Long - lived assets, net:
Mainland China	770,349	842,750
Singapore	13,041	12,105
Others	39,905	32,900

34.  Subsequent Events

In light of our evolving business developments, we have made certain refinements to our internal management and segment reporting structure. Effective for the first quarter ended March 31, 2026, the Company adopted a revised reportable segment structure, following the changes to its management structure and CODM reporting. Historical segment information will be adjusted retrospectively in future filings.